Form 20-F
period 2002-10-31
DIVERSINET CORP
filed 2003-04-29
CIK 918387

As filed with the Securities and Exchange Commission on April 29, 2003
     ----------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM 20-F

  [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                        EXCHANGE ACT OF 1934, AS AMENDED
                                       or
   [x]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                             ACT OF 1934, AS AMENDED
                   For the fiscal year ended October 31, 2002
                                       or
    [ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                        EXCHANGE ACT OF 1934, AS AMENDED
             For the transition period from __________ to __________

                        Commission file number:  0-23304

                                DIVERSINET CORP.
                                ----------------
                           Province of Ontario, Canada
                           ---------------------------
         Suite 1700, 2225 Sheppard Avenue East, Toronto, Ontario M2J 5C2
         ---------------------------------------------------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None
                                      ----
Securities registered or to be registered pursuant to Section 12(g) of the Act:
                           Common Shares, no par value
                           ---------------------------
Securities for which there is a reporting obligation pursuant to Section 15(d)
                              of the Act:      None
                                               ----
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual
Report:     32,222,084  Common  Shares  as  of  October  31,  2002
            ------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

              Yes         [X]     No             [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

              Item 17     [X]     Item 18        [ ]

                                       DIVERSINET CORP.
                                    FORM 20-F ANNUAL REPORT
                                       TABLE OF CONTENTS


                                           PART I

                                                                                          Page
ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS . . . . . . . . . .     4
ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE . . . . . . . . . . . . . . . . .     4
ITEM 3.        KEY INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4
ITEM 3. (A)    SELECTED FINANCIAL DATA . . . . . . . . . . . . . . . . . . . . . . . . .     4
ITEM 3. (B)    CAPITALIZATION AND INDEBTEDNESS . . . . . . . . . . . . . . . . . . . . .     5
ITEM 3. (C)    REASONS FOR THE OFFER AND USE OF PROCEEDS . . . . . . . . . . . . . . . .     5
ITEM 3. (D)    RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5
ITEM 4.        INFORMATION ON DIVERSINET . . . . . . . . . . . . . . . . . . . . . . . .    12
ITEM 4. (A)    HISTORY AND DEVELOPMENT OF DIVERSINET . . . . . . . . . . . . . . . . . .    12
ITEM 4. (B)    BUSINESS OVERVIEW . . . . . . . . . . . . . . . . . . . . . . . . . . . .    13
ITEM 4. (C)    ORGANIZATIONAL STRUCTURE. . . . . . . . . . . . . . . . . . . . . . . . .    24
ITEM 4. (D)    PROPERTY, PLANT AND EQUIPMENT . . . . . . . . . . . . . . . . . . . . . .    24
ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS . . . . . . . . . . . . . .    24
ITEM 5. (A)    OPERATING RESULTS . . . . . . . . . . . . . . . . . . . . . . . . . . . .    25
ITEM 5. (B)    LIQUIDITY AND CAPITAL RESOURCES . . . . . . . . . . . . . . . . . . . . .    28
ITEM 5. (C)    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ET CETERA.. . . . . . . .    29
ITEM 5. (D)    TREND INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . .    29
ITEM 6.        DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES . . . . . . . . . . . . . . .    29
ITEM 6. (A)    DIRECTORS AND SENIOR MANAGEMENT OF THE REGISTRANT . . . . . . . . . . . .    30
ITEM 6. (B)    COMPENSATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    30
ITEM 6. (C)    BOARD PRACTICES . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    32
ITEM 6. (D)    EMPLOYEES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    32
ITEM 6. (E)    SHARE OWNERSHIP . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    32
ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS . . . . . . . . . . . .    33
ITEM 7. (A)    MAJOR SHAREHOLDERS. . . . . . . . . . . . . . . . . . . . . . . . . . . .    33
ITEM 7. (B)    RELATED PARTY TRANSACTIONS. . . . . . . . . . . . . . . . . . . . . . . .    35
ITEM 7. (C)    INTERESTS OF EXPERTS AND COUNSEL. . . . . . . . . . . . . . . . . . . . .    35
ITEM 8.        FINANCIAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . .    35
ITEM 8. (A)    FINANCIAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . .    35
ITEM 8. (B)    SIGNIFICANT CHANGES . . . . . . . . . . . . . . . . . . . . . . . . . . .    35
ITEM 9.        THE OFFER AND LISTING . . . . . . . . . . . . . . . . . . . . . . . . . .    36
ITEM 9. (A)    OFFER AND LISTING DETAILS . . . . . . . . . . . . . . . . . . . . . . . .    36
ITEM 9. (B)    PLAN OF DISTRIBUTION. . . . . . . . . . . . . . . . . . . . . . . . . . .    37
ITEM 9. (C)    MARKETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    37
ITEM 9. (D)    SELLING SHAREHOLDERS. . . . . . . . . . . . . . . . . . . . . . . . . . .    37
ITEM 9. (E)    DILUTION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    37
ITEM 9. (F)    EXPENSES OF THE ISSUE . . . . . . . . . . . . . . . . . . . . . . . . . .    37
ITEM 10.       ADDITIONAL INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . .    37
ITEM 10. (A)   SHARE CAPITAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    37
ITEM 10. (B)   MEMORANDUM AND ARTICLES OF ASSOCIATION. . . . . . . . . . . . . . . . . .    37
ITEM 10. (C)   MATERIAL CONTRACTS. . . . . . . . . . . . . . . . . . . . . . . . . . . .    38
ITEM 10. (D)   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITYHOLDERS . . . .    38


ITEM 10. (E)   TAXATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    38
ITEM 10. (F)   DIVIDENDS AND PAYING AGENTS . . . . . . . . . . . . . . . . . . . . . . .    43
ITEM 10. (G)   STATEMENT BY EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . .    43
ITEM 10. (H)   DOCUMENTS ON DISPLAY. . . . . . . . . . . . . . . . . . . . . . . . . . .    43
ITEM 10. (I)   SUBSIDIARY INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . .    43
ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK .. . . . . . .    43
ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES. . . . . . . . . .    43

                                          PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES . . . . . . . . . . . . .    43
ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
               AND USE OF PROCEEDS.. . . . . . . . . . . . . . . . . . . . . . . . . . .    43
ITEM 15.       [RESERVED]. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    43
ITEM 16.       [RESERVED]. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    43

                                          PART III

ITEM 17.       FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . . . . . . .    43
ITEM 18.       FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . . . . . . .    44
ITEM 19.       EXHIBITS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    44

                                     PART I


ITEM 1.  IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT  AND  ADVISERS

         Not  Applicable.

ITEM 2.  OFFER  STATISTICS  AND  EXPECTED  TIMETABLE

         Not  Applicable.

ITEM 3.  KEY  INFORMATION

3-A.     SELECTED  FINANCIAL  DATA

          The selected financial data for fiscal years ended October 31, 1998, 1999, 2000, 2001 and 2002 are derived from our audited financial statements. The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto and "Operating Results" appearing in Item 5-A. of this annual report. Our financial statements are presented in Canadian dollars. In addition, except where otherwise indicated, all financial information is presented in Canadian dollars.

          Our financial statements have been prepared in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP except as described in Note 15 to our 2002 consolidated financial statements. The differences between line items under Canadian GAAP and those as determined under U.S. GAAP are not significant except that, under U.S. GAAP, our total loss would be greater by $55,000 for the year ended October 31, 2002, greater by $56,000 for the year ended October 31, 2001, greater by $1,449,000 for the year ended October 31, 2000 and less by $179,000 and $4,131,000 for the years ended October 31, 1999 and October 31, 1998, respectively. Under U.S. GAAP share capital would be greater and deficit would be less by $41,249,000 for each of the years due to the elimination of reduction in stated capital offset against accumulated shareholders' deficit in March of 1999. The value of the U.S. Dollar in relation to the Canadian Dollar is 1.57 to 1.00 at October 31, 2002.

                                     SELECTED FINANCIAL DATA YEARS ENDED OCTOBER 31
                                         (IN CDN $000'S, EXCEPT PER SHARE DATA)


                                                                     2002       2001       2000       1999       1998
                                                                   ---------  ---------  ---------  ---------  --------
                                                                            (In accordance with Canadian GAAP)
Revenue                                                            $  1,118   $  1,221   $  2,636   $    246   $  ----
Loss from Continuing Operations . . . . . . . . . . . . . . . . .    (6,397)   (18,900)   (14,777)   (13,826)   (7,716)
Net loss from Discontinued Operations . . . . . . . . . . . . . .         0          0       (250)      (285)     (688)
Net Loss. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (6,397)   (18,900)   (15,027)   (14,111)   (8,404)
Weighted Average no. of shares (000's). . . . . . . . . . . . . .    29,717     26,376     23,534     16,742    15,325
Loss Per Share - Continuing Operations. . . . . . . . . . . . . .     (0.22)     (0.72)     (0.63)     (0.82)    (0.50)
Loss Per Share - Continuing Operations (post share. . . . . . . .     (2.20)     (7.20)     (6.30)     (8.20)    (5.00)
consolidation
Net Loss Per Share. . . . . . . . . . . . . . . . . . . . . . . .     (0.22)     (0.72)     (0.64)     (0.84)    (0.55)
Net Loss Per Share (post share consolidation) . . . . . . . . . .     (2.20)     (7.20)     (6.40)     (8.40)    (5.50)
Dividends Per Share . . . . . . . . . . . . . . . . . . . . . . .      0.00       0.00       0.00       0.00      0.00
Working Capital . . . . . . . . . . . . . . . . . . . . . . . . .     2,743      3,555     21,647      4,985     2,636
Long-term Investment. . . . . . . . . . . . . . . . . . . . . . .         0          0          0          0       100
Long-term Liabilities . . . . . . . . . . . . . . . . . . . . . .         0          0          0      1,421     2,051
Shareholders' Equity. . . . . . . . . . . . . . . . . . . . . . .     4,620      6,052     24,846      7,852     3,746
Total Assets. . . . . . . . . . . . . . . . . . . . . . . . . . .     6,279      9,616     28,771     12,226     7,356
Share Capital . . . . . . . . . . . . . . . . . . . . . . . . . .    58,958     53,993     53,887     20,917    43,707

                                                                                   (Reconciled to U.S. GAAP)

Loss from Continuing Operations . . . . . . . . . . . . . . . . .    (6,452)   (18,956)   (16,226)   (13,647)   (3,585)
Net Loss from Discontinued Operations . . . . . . . . . . . . . .         0          0       (250)      (285)     (688)
Net Loss. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (6,452)   (18,956)   (16,476)   (13,932)   (4,273)
Loss Per Share - Continuing Operations. . . . . . . . . . . . . .     (0.22)     (0.72)     (0.69)     (0.82)    (0.23)
Loss Per Share - Continuing Operations (post share consolidation.     (2.20)     (7.20)     (6.90)     (8.20)    (2.30)


                                                                     2002       2001       2000       1999       1998
                                                                   ---------  ---------  ---------  ---------  --------
Net Loss Per Share. . . . . . . . . . . . . . . . . . . . . . . .     (0.22)     (0.72)     (0.70)     (0.83)    (0.28)
Net Loss Per Share (post share consolidation) . . . . . . . . . .     (2.20)     (7.20)     (7.00)     (8.30)    (2.80)
Long-term Liabilities . . . . . . . . . . . . . . . . . . . . . .         0          0          0      1,703     2,652
Shareholders' Equity. . . . . . . . . . . . . . . . . . . . . . .     3,059      4,547     23,397      7,571     3,101
Total Assets. . . . . . . . . . . . . . . . . . . . . . . . . . .     6,279      9,616     28,771     12,226     7,310
Share Capital . . . . . . . . . . . . . . . . . . . . . . . . . .   100,207     95,242     95,136     62,166    44,576


          At our March 1999 Annual Meeting, our shareholders approved a resolution providing for the reduction of our stated capital by $41,249,000. This resulted in a reduction in our accumulated shareholders' deficit in the same amount. At October 31, 2002, we had an accumulated deficit of $54,435,306. If our shareholders had not approved the reduction in our stated capital, our accumulated deficit at October 31, 2002 would have been $95,684,299 and October 31, 2001 would have been $89,287,375.

          The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five fiscal years ended October 31, 2002 and the end of each of the last six months, the average rates for the period, and the range of high and low rates for the period. For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

=======================================================
                            U.S. Dollar/Canadian Dollar
-------------------------------------------------------
                            Close  Average  High  Low
                            -----  -------  ----  ----
Month Ended 03/31/03 . . .   1.47     1.48  1.50  1.46
Month Ended 02/28/03 . . .   1.49     1.52  1.53  1.49
Month Ended 01/31/03 . . .   1.53     1.54  1.58  1.52
Month Ended 12/31/02 . . .   1.58     1.56  1.58  1.54
Month Ended 11/30/02 . . .   1.57     1.57  1.59  1.55
Month Ended 10/31/02 . . .   1.57     1.58  1.60  1.56
Fiscal Year Ended 10/31/02   1.57     1.57  1.62  1.50
Fiscal Year Ended 10/31/01   1.58     1.54  1.58  1.49
Fiscal Year Ended 10/31/00   1.53     1.47  1.53  1.43
Fiscal Year Ended 10/31/99   1.47     1.49  1.56  1.45
Fiscal Year Ended 10/31/98   1.55     1.47  1.58  1.40
=======================================================

     The exchange rate was 1.46 as of April 15, 2003.

3-B.  CAPITALIZATION AND INDEBTEDNESS

      Not Applicable.

3-C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

      Not Applicable.

3-D.  RISK FACTORS

          When used in this annual report, the words "may", "will", "expect", "anticipate", "continue", "estimate", "project", "intend" "plan" and similar expressions are intended to identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding events, conditions and financial trends that may affect Diversinet's future plans of operations, business strategy, operating results and financial position. . All statements, other than statements of historical facts, included or incorporated by reference in this document which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. Such statements are not guarantees of future performance and are subject to risks and significant uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. The occurrence of any unanticipated events may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein. Prospective investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors, some of which are described in the Risk Factors below.

          WE HAVE LIMITED FINANCIAL RESOURCES. Our ability to continue operations during the next fiscal year will be dependent on our ability to obtain additional financing. Although we have made progress in developing our products and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and is unlikely to be sufficient within fiscal 2003. We have obtained funding for operations from private equity placements in the past, raising approximately $47,709,000 through selling a total of 1,521,931 (post January 28, 2003 stock split - see Section 8-B. Significant Changes) common shares. In April 2002, Diversinet completed a private placement with the issuance of 518,671 units at a price of U.S. $6.00 per unit for gross proceeds of U.S. $3,112,022 to the Company. Each unit is comprised of one (1) common share and three-quarters (3/4) of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one (1) common share at a price of U.S. $7.20 per common share for a period of up to three years from April 4, 2002. There is no assurance we will be able to obtain further placements in the near future despite the progress of the business. As well, the terms of new capital, if any, may materially dilute existing shareholders. Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

          WE HAVE LOST MONEY IN THE PAST, WE HAVE REALIZED MINIMAL REVENUES FROM CONTINUING OPERATIONS AND WE EXPECT TO CONTINUE TO SUSTAIN LOSSES IN THE FUTURE. We have generated minimal revenue to date from the licensing of our products. For the year ended October 31, 2002, we posted a net loss of $6,397,000 and for October 31, 2001, we posted a net loss of $18,900,000. For the years ended October 31, 2000 and October 31, 1999, we had net losses of $15,027,000 and $14,111,000, respectively. We generated licensing revenue of $1,118,000 in the year ended October 31, 2002, $1,221,000 in the year ended October 31, 2001, $2,636,000 in the year ended October 31, 2000 and $246,000 in the year ended October 31, 1999. The revenue represents the initial licensing of our Passport Certificate Server(R) and Passport Authorization Product(TM) together with related professional services. During fiscal 2002, 28% of revenue was generated from one customer although not the same customer as in fiscal 2001 and 54% from three customers. During fiscal 2001, 40% of revenue was generated from one customer. To date, revenues were generated from licensing our products to various customers and providing them with related professional services. We cannot provide assurance that recurring revenues will arise from these license agreements. The auditors' reports on our October 31, 2001 and 2002 consolidated financial statements include an explanatory paragraph that states that conditions and events exist that cast substantial doubt on the Company's ability to continue as a going concern. The consolidated financial statements have been prepared on the going concern basis and do not include any adjustments that might result from the outcome of that uncertainty.

          COMMERCIAL DEPLOYMENT. Our ability to continue operations is also dependent on the acceptance of our security products and the adoption of transaction-based applications using Public Key Infrastructure-based security (also known in the industry as PKI) over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements. The wireless mobile commerce market is in a very early stage, and it may not develop to a sufficient level to support our business.

          Our products are marketed to large companies and government agencies. The implementation of our products by these entities typically involves a lengthy education process and a significant technical evaluation and commitment of capital and other resources. This process is also subject to the risk of delays associated with customers' internal budgeting and other procedures for approving large capital expenditures, deploying new technologies within their networks and testing and accepting new technologies that affect key operations. As a result, the associated sales and implementation cycles can be lengthy. Our quarterly and annual operating results could be materially harmed if anticipated orders for a specific customer for a particular quarter are not realized.

          Many of our early licensing agreements permitted our customers to examine and test our products with no initial up-front payments to us. These customers are not required to make payments to us until they begin to use our product for commercial purposes. We also enter into evaluation agreements in certain cases, whereby potential customers may examine our software products for a specified period of time with no payment to us. Our current licensing agreements typically require the customer to pay a license fee attributable to the software components and the development toolkit and upon shipment of these items to the customer, although until early in fiscal 2000, we generally waived the up-front fee.

          MARKET CONDITIONS. The general economic conditions may have a significant impact on our ability to generate sales for our products. During fiscal 2002 and 2001, we experienced decreased activity from our potential customers and generally the adoption of wireless services has not proceeded as rapidly as previously expected. As a result, our revenue declined from fiscal 2001 levels and may decline even further in the near future.

          FOREIGN EXCHANGE. Our functional currency is the Canadian dollar. Sales generated outside Canada are generally denominated in U.S. dollars. During fiscal 2002 and 2001, we incurred most of our expenses in Canadian dollars, but we also incurred a portion of our expenses in foreign currencies including U.S. dollars, Pound Sterling and Hong Kong dollars. Changes in the value of these currencies relative to the Canadian dollar may result in currency losses that may have an adverse effect on our operating results. With the completion of our financing in April 2002, we had a portion of our cash resources in U.S. dollar short-term investments however, we had option contracts for U.S. $990,000 to minimize our exposure to fluctuations in the Canadian dollar. As at October 31, 2002, the net unrealized gain on these contracts was insignificant.

          WE MAY NOT BE SUCCESSFUL IF WE FAIL TO RETAIN OUR KEY TECHNICAL PERSONNEL. During September 2001, we substantially reduced our headcount and curtailed certain sales and marketing activities, particularly in the United States. During 2002 we continued to review our cost structure and have continued to reduce our headcount. Workforce reductions may have a detrimental effect on the morale of remaining employees, impeding their performance levels. In addition, our ability to attract potential new employees in the future may suffer if our reputation was hurt by this staff reduction.

          We currently have four senior officers and 66 employees and contractors. We may not be able to improve our products or create new products if we lose any of our key employees or contractors. The contract with our CEO, Mr. Nagy Moustafa, had a term of five years, commencing September 29, 1997, and has been renewed on a year to year basis. None of our other employment agreements has a specified term. We do not maintain key person life insurance policies on any of our employees. Skilled technical personnel can be difficult to attract depending on the strength of the economy and competitive opportunities. We may not be able to retain our current employees if they receive better job offers from other employers. The weakened economy through 2001 and 2002 may not alleviate this risk in the future.

          WE ARE INVOLVED IN LITIGATION WHICH COULD RESULT IN JUDGMENTS AGAINST US WHICH, IN THE AGGREGATE, COULD TOTAL MORE THAN OUR COMBINED CURRENT ASSETS, WORKING CAPITAL AND NET ASSETS. There are currently two material claims pending against us. If we lose either of these suits or enter into settlements requiring us to pay cash or issue any of our common shares, our liquidity and financial position will be adversely affected, and our shareholders' ownership may be diluted.

          We have been sued, along with other individuals and corporations, by Silva Run Worldwide Ltd. in connection with Silva Run's purchase of 21,250 common shares (850,000 common shares prior reverse splits in May 1997 and January 2003) in 1995 for a purchase price of U.S. $3,700,000. Silva Run is seeking to cancel the stock purchase and reimbursement of the U.S. $3,700,000 purchase price, plus interest, attorneys' fees and costs. Silva Run has alleged that we, directly or as the control person of other defendants, violated the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

          In May 2000 we were sued, along with our wholly owned Barbados subsidiary, in an action in which the plaintiff is seeking damages of U.S. $1,533,950 for breach of an October 25, 1995 dealer agreement with our previous printing business regarding the distribution of printing equipment and damages of U.S. $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs.

          WE HAVE LIMITED EXPERIENCE IN THE WIRELESS INTERNET SECURITY SOFTWARE FIELD AND WE ARE THEREFORE SUBJECT TO RISKS INHERENT IN ESTABLISHING A NEW BUSINESS. We have only been in the wireless Internet security software field since fiscal 1997, and we have generated minimal revenues from this business. We are not sufficiently established to fully evaluate or forecast our prospects, and we are subject to the risks inherent in establishing a new business enterprise.

          WE ARE DEPENDENT ON THE ADOPTION OF TRANSACTION-BASED APPLICATIONS OVER WIRELESS NETWORKS AS AN ACCEPTED METHOD OF COMMERCE. In order for Diversinet to be successful, transaction-based applications using PKI-based security over wireless networks must be adopted as a means of trusted and secure communications and commerce to a sufficient extent and within a reasonable time frame, particularly considering our existing financial resources and future capital needs. Since trusted and secure communications and commerce over these networks is new and evolving, it is difficult to predict with any assurance the size of this market and its growth rate, if any.

          If the market for trusted and secure communications and commerce utilizing PKI over these networks fails to develop or develops more slowly than expected, we may have difficulty selling products or generating sufficient revenues to support our business.

          OUR ABILITY TO KEEP PACE WITH THE RAPID TECHNOLOGICAL CHANGES AND FREQUENT NEW PRODUCT INTRODUCTIONS COMMON IN THE ELECTRONIC COMMERCE INDUSTRY WILL DETERMINE OUR ABILITY TO REMAIN COMPETITIVE AND AFFECT THE VIABILITY OF OUR PRODUCTS. To succeed in the mobile e-commerce business, we believe that we will have to continuously improve the performance, features and reliability of our products and be the first to the market with new products or enhancements to existing products. We cannot provide assurance that we will be able to improve our products in a timely manner. The emerging market for security products for mobile e-commerce is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. We anticipate this evolution to also occur in the mobile e-commerce market in which we focus our technological developments. The adoption of new standards, or the informal adoption of certain standards by a significant percentage of the computer security and related industries, could require us to reconfigure our products. We may not be able to counter challenges with our current products or to introduce product offerings that keep pace with the technological changes introduced by competitors or persons seeking to breach information security. We are not currently aware of any significant new technologies either under development or about to be introduced in the mobile e-commerce security field.

          THE HIGHLY COMPETITIVE NATURE OF THE ELECTRONIC COMMERCE FIELD COULD PREVENT US FROM ACHIEVING SUCCESS. Our products are targeted at the new and rapidly evolving market for authentication and authorization products for wireless electronic commerce and telecommunications. This market is not mature. We anticipate that it will be intensely competitive, subject to rapid change and significantly affected by new product and service introductions and other market activities of industry participants. Many of our competitors and potential competitors have a longer operating history, greater name recognition, larger installed customer base and significantly greater financial, technical and marketing resources than we have. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements and they could therefore render our technologies and products obsolete.

          Because of the broad potential application of our authentication and authorization software, we compete with vendors offering a wide range of computer security products. These competitors include Entrust Technologies, VeriSign, Certicom, Baltimore Technologies, Sonera SmartTrust and RSA Security. There also may be other potential entrants to the market of whom we are not yet aware.

          OUR LICENSING REVENUES ARE DEPENDENT ON OUR CUSTOMERS' ACCEPTANCE AND USE OF OUR SOFTWARE PRODUCTS, AND WE EXPECT OUR SALES CYCLE TO BE LENGTHY. Many of our early licensing agreements permitted our customers to examine and test our products with no initial up-front payments to us. These customers are not required to make payments to us until they begin to use our product for commercial purposes. We also enter into evaluation agreements in certain cases, whereby potential customers may examine our software products for a specified period of time with no payment to us. Our current licensing agreements typically require the customer to pay a license fee attributable to the software components and the development toolkit and upon shipment of these items to the customer, until early in fiscal 2000, we generally waived the up-front fee.

          Customers cannot simply license our products and begin using them immediately in their businesses. Making our products work with a particular customer's application may be a complex, expensive and, in certain cases, an ultimately unsuccessful process. This process may also require the customer to make significant commitments of time and money. Based on discussions with our customers, we believe that a customer's required cycle of testing, internal approval and network modifications can reasonably take between six and nine months or longer. Therefore, we expect our sales cycle, or the time between entering into a license agreement and when we begin to receive recurring revenue, to be six to nine months or longer. Also, the amount of revenue can be very limited until the customer's product is made generally available and adopted. Our sales are also subject to significant risks over which we have little or no control, including customers' budgetary constraints and internal acceptance procedures regarding security-related matters.

          TWO MAJOR ENCRYPTION TECHNOLOGY VENDORS SERVICE OUR AREA OF BUSINESS, AND IF WE FAIL TO CONTINUE TO LICENSE ENCRYPTION TECHNOLOGY FROM EITHER OF THEM, IT WOULD CAUSE A SIGNIFICANT DISRUPTION TO OUR BUSINESS. Our current product offerings include encryption technology that we source from third-party vendors. We currently license encryption technology from Certicom Corp. and RSA Security, two encryption technology vendors who service the wireless and the e-commerce security market. The term of each of the licensing arrangements we have with these two vendors is open-ended. Encryption technology is currently available from other vendors; however, if either of these agreements is terminated for any reason and we could not obtain sufficient encryption technology from the other vendor, or if both agreements were terminated, we would have to license encryption technology from an alternative vendor. Accordingly, if both current agreements were terminated there might be a disruption to our business.

          Our success will depend in part on our continued ability to have access to these and other technologies that are important to our existing products and may become important to products we may develop in the future. We cannot be certain that we will be able to procure or use any necessary technology on terms similar to existing licenses.

          WE LACK EXPERIENCE IN MARKETING AND SALES, AND WE DEPEND ON OUR RELATIONSHIPS WITH MORE ESTABLISHED CORPORATIONS TO ASSIST IN MARKETING AND SELLING OUR PRODUCT. We have limited sales and marketing experience and limited money to fund marketing. A significant part of our business strategy is to form strategic relationships with more established companies to expose our products to a larger customer base than we could reach through a direct-sales and marketing force. Our existing relationships have not resulted in any significant revenues to date and may not result in any revenues in the future.

          As a result of our emphasis on these relationships, our success will partially depend on both the ultimate success of the third parties with whom we have these relationships and the ability of these third parties to market our products and services successfully.

          In the past, we have concentrated our sales efforts marketing to application service providers. This strategy has lead to no commercial deployments. As a result and due to some success experienced by us in Hong Kong, we are focussing our efforts on working to establish the necessary infrastructure first. We have jointly developed Mobile e-Cert with Hongkong Post. Hongkong Post will support the Mobile e-Certs through its Mobile Certification Authority and mobile operators will act as the Registration Authorities for the authentication of the identity of Mobile e-Cert subscribers. Hongkong Post is the first recognized public certificate authority in Hong Kong. Hutchinson, the largest and leading mobile operator in Hong Kong, has been appointed the first certified Registration Authority for the registration of Hongkong Post Mobile e-Cert digital certificates to mobile users. The company believes that this appointment also marks the first time worldwide a mobile operator is acting as a Registration Authority for the issuance of wireless digital certificates. After this was successfully accomplished, we have been working with application service providers who will develop applications that will have our software embedded and will utilize Mobile e-Cert.

          We cannot provide assurance that we will be able to enter into additional, or maintain our existing, strategic relationships on commercially reasonable terms, if at all. Our failure to do so would require us to devote substantially more resources to the distribution, sales and marketing of our products and services. Also, these strategic relationships do not afford us any exclusive marketing or distribution rights. The third parties may reduce their commitments to us in the future or pursue alternative technologies.

          THE NATURE OF OUR PRODUCTS SUBJECTS US TO PRODUCT LIABILITY RISKS, POTENTIAL LOST REVENUES AND ADVERSE PUBLICITY IN THE EVENT OF PRODUCT FAILURE. Our customers may rely on our products to prevent unauthorized access to computer networks. Malfunctions or design defects of our products could:

          - cause interruptions, delays or cessation of services to our customers,
          -    result in product returns,
          - result in liability for damages that exceeds our errors and omissions insurance coverage of $5,000,000 per occurrence and $5,000,000 in the aggregate annually,
          - adversely affect the market's perception of the security offered by our product, resulting in a lack of demand for our products, or
          - require us to make significant expenditures of capital or other resources to alleviate the problem.

          OUR LICENSE AGREEMENTS MAY NOT BE ADEQUATE TO LIMIT OUR LIABILITY. A large number of claims by our customers could subject us to significant liability as well as limit the demand for our products. In most cases our license and support agreements attempt to limit our liability to the total amount of the licensing and support fees paid during the twelve-month period preceding an alleged error in or failure of our software. This contractual provision may not always be enforceable. Courts have held that contractual limitations of liability of this type, or the "shrink-wrap licenses" in which they are sometimes embodied, are unenforceable because the licensee does not sign them. If these contract provisions limiting our liability are not enforceable, we could be obligated to pay significant damages resulting from customer claims.

          IF COMPUTER HACKERS FIND WAYS TO CIRCUMVENT OUR PRODUCTS, OUR PRODUCTS WOULD NOT PERFORM THEIR ESSENTIAL FUNCTION. Any compromise of the security offered by our products, in a single incident or a series of incidents, would make our products less attractive to our customers. Software error or failure may result from a hacker seeking unauthorized access to a computer network. The methods used by hackers are evolving rapidly and generally are not recognized until they are launched against one or more systems. We are unable to anticipate hackers' tactics. The publicity surrounding any security breaches could adversely affect the public perception of the security offered by our authentication and authorization products and make it more difficult for us to sell our products.

          TECHNICAL ADVANCES IN THE INFORMATION SECURITY MARKET MAY MAKE OUR PRODUCTS OBSOLETE. Our products are based on PKI technology and depend in part on the application of certain mathematical principles forming the basis of the encryption technology that we license and embed in our products. Any significant advance in techniques for decoding or cracking encrypted computer information could render our products obsolete or unmarketable.

          Our PKI products use algorithms, or mathematical formulae, to encrypt and secure information. The security afforded by our products is predicated on the assumption that these mathematical formulae are very difficult to solve. This assumption is based on the fact that years of theoretical and empirical research by leading mathematicians have not resulted in any efficient solutions to these problems. There can be no assurance, however, that future research will not uncover efficient solutions to these problems.

          Also, even if no breakthrough in solving these problems is discovered, they may eventually be solved by computer systems having sufficient speed and power. If improved techniques for decoding encrypted information are developed or made possible by the increased availability of powerful computing resources, our products could be rendered obsolete.

          WE MIGHT NOT ALWAYS BE ABLE TO ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS. Our success depends significantly upon our proprietary technology and our means of protecting our proprietary and intellectual property rights may not be adequate. We rely on a combination of patent and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect our proprietary rights. We have two U.S. patents, which will be in effect until at least August 22, 2017, and one patent granted in Israel in effect until 2021, as well as 14 applications pending in Europe, Israel, the United States and Canada. We cannot provide assurance that any of our applications will be approved, that any new patents will be issued, that we will develop proprietary products or technologies that are subject to patent, that any issued patent will provide us with any competitive advantages or will not be challenged by third parties. Furthermore, we cannot provide assurance that the patents of others will not have a material adverse effect on our business and operating results. There is also a risk that our competitors will independently develop similar technology, duplicate our products or design around our patents or other intellectual property rights.

          If our technology or products were determined to infringe upon the rights of others, we would be required to obtain licenses to use that technology. If we are not able to obtain a license in a timely manner on acceptable terms or at all, we may have to stop producing our product until we can develop an alternative that does not infringe the rights of others.

          Patent disputes are common in technology-related industries. We cannot provide assurance that we will have the financial resources to enforce or defend a patent infringement or proprietary rights action. As the number of products and competitors in our target markets grows, the likelihood of infringement claims also increases. Any claims or litigation may be time-consuming and costly, cause product shipment delays or require us to redesign our product or require us to enter into royalty or licensing agreements. Any of these events could have a material adverse effect on our business and operating results. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to use our proprietary information and software. In addition, the laws of some foreign countries do not protect proprietary and intellectual property rights to as great an extent as do the laws of Canada and the United States.

          THE TERMS OF THE AGREEMENT IN WHICH WE SETTLED TWO LAWSUITS COULD RESULT IN THE PLAINTIFFS HAVING THE ABILITY TO INFLUENCE CORPORATE DECISIONS BECAUSE OF THEIR SIGNIFICANT EQUITY POSITION. Pursuant to a settlement agreement with Knockagh International Ltd. and others, the following obligations still remain:

          - We granted to Knockagh a warrant to purchase 15,000 of our common shares at a price of U.S. $131.25, which (a) becomes exercisable as to 1,250 common shares on the last day of each three-month period commencing on November 26, 1999 and (b) expires on November 25, 2004.

          - On May 15, 2000, we issued to Knockagh a warrant to purchase 26,350 common shares at an exercise price of U.S. $85.94, exercisable as to 2,196 common shares in each three month period following the date of issuance. Such warrant will expire on May 15, 2005.

          We believe that Knockagh, as of April 15, 2003, holds 131,368 of our common shares, or 5% of our outstanding common shares. If Knockagh exercises the warrants granted to it in connection with the settlement, it would own approximately 170,522 shares, or 5.2% of our common shares currently outstanding. The exercise of those warrants could result in dilution to our existing shareholders.

          CHANGES IN THE EXPORT REGULATION OF ENCRYPTION-BASED TECHNOLOGIES MAY RESTRICT OUR ABILITY TO SELL OR LICENSE OUR PRODUCTS. Our products are subject to export controls under Canadian and U.S. laws and regulations. These laws and regulations may be revised from time to time in ways that may materially and adversely affect our ability to sell our products abroad or to make products available for sale or license via international computer networks such as the Internet, although pursuant to an international treaty, a number of countries have relaxed, or are in the process of relaxing, their export rules as applicable to products licensed by us. Canadian and U.S. government controls on the export of encryption technologies which we license from third parties and which are embedded in our products may, if subject to revision, be amended and subsequently restrict our ability to freely export our products. As a result, foreign competitors subject to less stringent export controls on their products may be able to compete more effectively than we can in the global information and computer security market.

          OUR ARTICLES OF INCORPORATION AUTHORIZE US TO ISSUE AN UNLIMITED NUMBER OF COMMON SHARES, WHICH COULD RESULT IN DILUTION TO OUR SHAREHOLDERS. Shareholders may experience dilution because our articles of incorporation authorize us to issue an unlimited number of common shares, subject to regulatory and/or shareholder approval. Our shareholders, with the exception of Knockagh, have no right to purchase additional common shares when we issue new shares. As of April 15, 2003 after effect for the reverse share split, we had 3,222,210 common shares issued and outstanding.

          In addition, our ability to issue an unlimited number of common shares may have the effect of delaying, deferring or preventing a takeover attempt by a third party attempting to acquire control of us.

          IF OUR COMMON SHARES SHOULD BECOME INELIGIBLE FOR CONTINUED QUOTATION ON THE NASDAQ SMALLCAP MARKETSM OR A PUBLIC TRADING MARKET DOES NOT CONTINUE FOR ANY REASON, HOLDERS OF OUR COMMON SHARES MAY HAVE DIFFICULTY SELLING THEIR SHARES. Our common shares have been quoted on the NASDAQ SmallCap MarketSM since June 1995. Within the eighteen months ended October 31, 2002 the closing bid price for our common shares was as low as U.S. $0.22 during fiscal 2002. NASDAQ requires that we maintain a minimum bid price of U.S. $1.00 for continued listing but allows a grace period of 180 days. On March 9, 2002 we received notice from NASDAQ that we had not met the minimum U.S. $1.00 per share requirement and may be subject to delisting. After the 180 day grace period, our share price continued to trade below U.S. $1.00. Subsequent to an appeal hearing we were granted a temporary exception from this standard subject to meeting certain conditions, including demonstrating a closing bid price of at least U.S. $1.00 per share on or before January 31, 2003, and, immediately thereafter, a closing bid price of at least U.S. $1.00 for a minimum of 10 consecutive trading days. Thereafter, on or before April 30, 2003, the Company must file this Form 20-F for the fiscal year ended October 31, 2002 evidencing continued compliance with the U.S. $2,500,000 shareholders' equity requirement. In order to comply fully with the terms of this exception, Diversinet must be able to demonstrate compliance with all requirements for continued listing on the NASDAQ SmallCap MarketSM. In the event that Diversinet fails to comply with any of the terms of this exception, its securities will be delisted from the NASDAQ Stock MarketSM. All companies operating under exceptions are identified with a fifth letter "C" appended to the Company's trading symbol. Accordingly effective with the open of business December 3, 2002, the trading symbol was changed from DVNT to DVNTC. Following the reverse split on January 28, 2003, the trading symbol was changed to DVNTD for 20 trading days and has now been changed back to DVNTC. The "C" will be removed when the panel has confirmed compliance with the terms of the exception.

          On January 22, 2003 shareholders approved a resolution to authorize Diversinet to effect a 1:10 reverse stock split. On January 28, 2003 the reverse stock split was completed and the trading symbol was changed from DVNTC to DVNTD. On February 26, 2003, after 20 post reverse stock split trading days, the trading symbol was changed back to DVNTC. On April 23, 2003 we filed a request for an extension to allow the Company additional time to evidence compliance with the shareholders' equity requirement. To date we have not received a response from NASDAQ in regards to our request.

          In addition to the foregoing requirement, in order for our common shares to continue to be listed on the NASDAQ SmallCap Market(SM):

     -    We must maintain:
          --   shareholders' equity of at least U.S. $2,500,000, OR
          --   a  market  capitalization  of  at  least  U.S.  $35,000,000;  OR
          --   net  income in the latest fiscal year or in two of the last three fiscal  years  of  at  least  U.S.  $500,000;
     -    Our  public  float  must  be  at  least  500,000  shares;
     -    The market value of our public float must be at least U.S. $1,000,000;
     -    We  must  have  at  least  two  market  makers;  and
     -    We  must  have  at  least  300  round  lot  shareholders.

          As of April 15, 2003, we met all of these tests, with the exception of the first requirement. As of October 31, 2002, our shareholders' equity under U.S. GAAP was approximately U.S. $ 1.89 million.

          OUR COMMON SHARES MAY CONTINUE TO BE PENNY STOCK, WHICH MAY ADVERSELY AFFECT THE LIQUIDITY OF OUR COMMON SHARES. The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than U.S. $5.00 per share, subject to certain exceptions. Our common shares are currently penny stock.

          Generally, for any transaction involving a penny stock, a broker-dealer is required to deliver, prior to the transaction, a disclosure schedule relating to the penny stock market as well as disclosure concerning, among other things, the commissions payable, current quotations for the securities and information on the limited market in penny stocks.

          The liquidity of our common shares may be materially and adversely affected if our common shares continue to be penny stock due to the administration requirements imposed by these rules.

          IT MAY BE DIFFICULT FOR OUR SHAREHOLDERS TO ENFORCE CIVIL LIABILITIES UNDER THE U.S. FEDERAL SECURITIES LAWS BECAUSE WE ARE INCORPORATED IN CANADA. Diversinet is incorporated under Canadian law and the majority of our directors and executive officers are Canadian citizens or residents. All, or a substantial portion, of these persons' assets and substantially all of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons or Diversinet or to enforce against them judgments of U.S. courts predicated upon civil liabilities under U.S. federal or state securities laws. Also, there is uncertainty as to the enforceability in Canada, in original actions or in actions for enforcement of judgments of the U.S. courts, of civil liabilities predicated upon U.S. federal or state securities laws.

          WE MAY BE TREATED AS A PASSIVE FOREIGN INVESTMENT COMPANY, WHICH WOULD HAVE ADVERSE TAX CONSEQUENCES FOR OUR U.S. SHAREHOLDERS. We may be treated as a passive foreign investment company, or a PFIC. While we do not believe that we should be treated as a PFIC, whether we are treated as a PFIC depends on questions of fact concerning our assets and revenues. Accordingly, we cannot assure you that we will not be treated as a PFIC. If we were to be treated as a PFIC, there could be material adverse tax consequences to U.S. holders of our common shares. For additional information on the PFIC issue, please turn to "Item 10-E. Taxation - United States Federal Income Tax Consequences - Passive Foreign Investment Company."

ITEM 4.   INFORMATION ON DIVERSINET

4-A.      HISTORY AND DEVELOPMENT OF DIVERSINET

          Diversinet Corp. (formerly The Instant Publisher Inc.) was formed on December 8, 1993 through the amalgamation of The Instant Publisher Inc. with Lombard Consolidated Resources Inc., an Ontario corporation. We are regulated in accordance with the Ontario Business Corporations Act.

          Our registered and principal office is located at 2225 Sheppard Avenue East, Suite 1700, Toronto, Ontario, Canada, M2J 5C2 (telephone: 416-756-2324; fax: 416-756-7346).

          The following table provides the amount spent on capital expenditures for the last three fiscal years ended October 31:

                    YEAR            AMOUNT
                    ----          ----------

                    2002          $   16,000
                    2001          $1,186,000
                    2000          $1,764,000

          There have been no major capital divestitures during the three-year period ended October 31, 2002. A large portion of the capital expenditures have been computer hardware and software required for our continued growth. Most of these expenditures have occurred at our head office. We currently have no significant capital expenditures or divestiture projects in process. All capital expenditures have been financed through working capital.

4-B.      BUSINESS OVERVIEW

          We are a security software product company that develops, markets and distributes PKI security solutions that provide for the secure transmission of data over wireless networks and devices. Our solution encompasses all aspects of commercial transaction security requirements, covering the authentication and authorization of individuals involved, the integrity of the information being sent and the non-repudiation or legalization of the transaction.

          We are a pioneer in providing security products for mobile commerce over wireless networks and are striving to become the leading provider of wireless security solutions. Our strategy to achieve this objective involves: targeting emerging m-commerce markets, expanding strategic partnerships and sales channel relationships, maintaining a leadership position in terms of products and research and development and building awareness of the Diversinet brand.

          Security solutions are becoming important to a wide range of parties - service providers, applications developers, certification authorities, enterprises, content providers and end-users - as organizations increasingly utilize public and private networks for confidential and high-value transactions. The highly publicized security breaches associated with communications, the storage of confidential information and transactions over communications networks have accentuated the need for security solutions that address the critical network security needs.

          We believe that the enactment of the Electronic Signatures in Global and National Commerce Act by the United States in June 2000, together with similar legislation emerging throughout the world, is increasing the demand for security in mobile commerce to parallel that of the bricks-and-mortar world.

          A wide range of products and services has been introduced recently to address the security needs of mobile users. However, the lack of flexibility, scalability and comprehensiveness inherent in many of these solutions led companies such as Diversinet to develop a combination of public-key encryption and digital certification systems in a PKI design to address all critical network security needs.

          Even as standards for wireless security develop, an efficient implementation of mobile security is required to:

          -    make efficient use of the available bandwidth,
          - effectively utilize a mobile device to provide a rich experience while offering efficient access to information and applications,
          - manage the constraints of devices such as battery life, memory and processing power, and wireless network coverage,
          - enable a seamless experience allowing the user to move across wireless technologies from public wide-area networks to private, local area networks, and,
          - provide strong security for wired and wireless applications via a single infrastructure.

     Global investment in PKI products and services will grow from $436 million in 2000 to $3.4 billion in 2006. An especially large growth area will be the mobile sector. In 2000, mobile devices accounted for just 1% of overall PKI revenues. However, after 2003, when the mass market begins to take up 3G devices, wireless PKI will become a major industry, accounting for up to 45% of total PKI revenues in 2006. This trend will continue as the uptake of the mobile Internet accelerates. [SOURCE: Datamonitor, May 2, 2001 "eSecurity: PKI the way forward."]

     There are a number of significant demand drivers for PKI security-related solutions:

          - laws recognizing electronic signatures and signed transactions as being legally equivalent to paper-based transactions,
          -    a rise in electronic and mobile commerce transactions,
          - recognition that accredited digital certificates are necessary to confidently identify parties to an electronic transaction,
          - increased interest from business users in wireless office applications, healthcare, and business-to-business scenarios,
          - the launch of 2.5G and 3G mobile networks that offer faster data speeds, and an always-on connection,
          -    and the emergence of security and wireless industry standards.

          Industry forecasters predict that there will be many more wireless devices (e.g. smart phones, pagers and personal digital assistants or "PDAs") than computers accessing the Internet in the future. In addition, wireless devices can communicate directly with one another without going over the Internet (referred to as peer-to-peer) or wireless devices can communicate directly with enterprises.

          Our products are designed to address the unique needs of wireless devices, networks and applications. We have invested significant engineering resources in developing technology we acquired in fiscal 1996. Our main products are Passport ONE and Passport Certificate Server(R), which enable the implementation of a PKI solution for mobile communications and e-commerce. We believe that Passport ONE and Passport Certificate Server(R) offer advantages in terms of privacy, efficiency, scalability and flexibility over conventional solutions. We also develop the Passport Authorization Product(TM), which extends the functionality of digital certificates by granting privileges, through digital permits, to the holder of either a Diversinet certificate, or other selected vendor certificates.

          In fiscal 2002, the Company introduced several new products to further expand its offering. Such products include its new PKI-enhanced Wireless VPN product. Passport Wireless VPN offers a complete wireless Virtual Private Network (VPN) suite to meet the needs for organizations to provide their mobile workforce with secure wireless access to corporate data. Passport Wireless VPN offers a strong security framework, optimized performance and convenient always-on connectivity. Passport Wireless VPN uses a strong security framework specially designed and optimized for communication in a wireless environment. Transport and network level security is based on a Public Key Infrastructure
(PKI) framework for maximum interoperability.

          During fiscal 2002, we announced that Passport Certificate Server(R) now supports Symbian operating system-based devices and Microsoft's new Windows(R) Powered Smartphone. The Symbian OS is an advanced, open operating system licensed by the world's leading mobile phone manufacturers (Ericsson, Fujitsu, Matsushita, Motorola, Nokia, Psion, Samsung, Sanyo, Siemens and Sony Ericsson). Symbian OS is designed for the specific requirements of advanced 2G, 2.5G and 3G mobile phones and combines the power of an integrated application environment with mobile telephony, bringing advanced data services to the mass market. The Microsoft Windows(R) Powered Smartphone is a revolutionary mobile phone software platform that allows for more than just talking on the phone. Smartphone software keeps people in touch and entertained with unparalleled features in small, stylish mobile phones.

          In fiscal 2002, Passport Certificate Server(R) Version 4.1.1 became the world's first wireless public key infrastructure (PKI) security product to receive the Common Criteria for Information Technology Security Evaluation (Common Criteria) certification. Common Criteria, a rigorous international security standard recognized by 14 countries, is an international standard to evaluate the trustworthiness of Information Technology products and systems. The evaluation was conducted at the DOMUS IT Security Laboratory, a unit of IBM Canada Limited, and was overseen by the Communications Security Establishment
(CSE), a division of the Canadian Department of National Defence. This is the first PKI Product (wireline or wireless) to be evaluated and certified under the Common Criteria in North America.

          We continue to have success deploying our products in the Hong Kong market. Hongkong Post, the first recognized mobile certification authority in Hong Kong, launched Mobile e-Cert mobile certificates jointly developed based on our wireless security products. In North America, we continue to work with Scotiabank who are in the process of building a Certificate Authority that is intended initially to service Canada and the United States. Scotiabank has licensed our software for this purpose and their certificate authority is expected to launch in the spring of 2003. We have had preliminary success in Europe towards establishing a similar model. We have also conducted pilots in England.

ACQUISITION OF DSS SOFTWARE TECHNOLOGIES

          In early January, 2003, Diversinet acquired all of the capital stock in DSS Software Technologies ("DSS"), a systems integration provider headquartered in Fremont, California. DSS provides technical consulting services to tier one customers including financial, enterprise and technology companies such as Cisco Systems, Lucent, Oracle, Sun Microsystems and Wells Fargo in the areas of systems integration, software development, and Enterprise Resource Planning (ERP) and Customer Relationship Management (CRM) implementation. Founded in 1996, DSS has grown to annual revenue of U.S. $8 million and has been profitable in every year since its inception. The aggregate purchase price was $2,009,034 consisting of cash of $473,070 (U.S.$300,000), promissory note of $946,140 (U.S.$600,000) payable in instalments of U.S.$300,000 on January 2, 2004 and U.S.$300,000 on January 2, 2005, and 120,000 share purchase warrants with a value of $589,824 (U.S.$374,040). The share purchase warrants vest equally on January 2, 2003, 2004 and 2005 and are exercisable at U.S.$3.75 per share for five years. Additional future cash consideration in the amount of $1,892,280 (U.S.$1,200,000) is payable based on the achievement of certain financial targets of DSS over the next three years and will be recorded with an increase to goodwill when the targets have been met.

          The Company expects that the addition of DSS' services suite will enhance Diversinet's ongoing strategy to provide greater depth and breadth in its product and service offering. Combined, DSS and Diversinet's technical and industry expertise can offer integrated solutions and full services offerings. The Company believes its acquisition of DSS will strengthen its position in the U.S. through the addition of a comprehensive line of services that will help it to better address rapidly growing demands for security in telecommunication services.

          The synergy between the two companies is expected to provide the infrastructure and capability to expand into new markets and convey a unique opportunity to deliver products and services that will meet the specific needs of enterprise customers.

          With DSS' professional services focuses, high profile customers in our target markets (enterprise, financial, et cetera), complementary skill sets (application development, wireless), and a U.S. sales force, the combined company can provide technical consulting services to companies in the areas of system integration, software development, and ERP and CRM implementation, which are all natural extensions of wireless technology, and require enhanced security.

          DSS' operations will be integrated with Diversinet as a wholly owned subsidiary of Diversinet, and DSS will become the principal office for Diversinet's U.S. operations. The purchase of DSS will be accounted for using the purchase method the results of operations will be consolidated into Diversinet from the date of acquisition.

INDUSTRY BACKGROUND

          In recent years, the wireless data industry has been growing on many fronts. The worldwide growth of the wireless data industry is being propelled by the explosive growth of the Internet and the consequent demand for wireless access to the Internet, high penetration rates for users of mobile telephones, intense price competition among wireless network operators and the emergence of worldwide standards for wireless communications.

          Security has and will continue to be a major concern for the wireless data community. The increasing number of consumers and businesses that expect the ability to securely access confidential information and conduct transactions wirelessly has created the interest and demand for mobile security.

          The wireless market and its existing wired solutions are not readily adaptable to its networks, applications and devices. Wireless networks are fundamentally different from wired networks. In wired networks, the Intel chip in a PC is the common device platform, Microsoft Windows is the dominant operating system and the browser is the common graphical user interface. In wired networks data and content reside largely in databases, and data is extracted by the user on a simplified query basis using search engines - the user must either find or know where to get the information for which he or she is looking.

          Wireless networks currently have no such standards for client platforms, operating systems or user interfaces. The wireless device may be a PDA, a two-way pager or a smart phone. Multiple operating systems are being employed.

          Wireless industry standards are emerging, and we are a member and contributor to many of the standard-setting bodies. One of the main standards setting forums is the Open Mobile Alliance (formerly the WAP or Wireless Application Protocol Forum). The objective of this association is to develop standards intended to bring Internet content to wireless devices by creating global wireless protocol specifications and standards that work across all wireless network technologies. In addition to the Open Mobile Alliance Forum, we are members of Hong Kong PKI Forum, The Open Group, Bluetooth, Consortium for Efficient Embedded Security, Mobile Electronic Transactions organization, Mobile Execution Environment Forum, Standards for Efficient Cryptography Group and Liberty Alliance Project.

NEED FOR SECURE TRANSACTIONS

          The openness and accessibility that have stimulated the adoption and growth of the Internet, and of wireless and wired public and private networks, also create threats to the privacy and integrity of information that is transmitted across or stored on the networksAccording to The Yankee Group's May 2002 Corporate Wireless Survey, security continues to be the top inhibitor of wireless enterprise deployments. Well-publicized Internet fraud experienced by VISA International and e-Bay and attacks resulting in overloading of popular e-business web sites by hackers have highlighted the need for improved security. Enhanced security is critical for such wireless applications as banking, brokerage, database access, and corporate and consumer purchases.

          The security risks associated with communications and commerce over the Internet, and over wireless and wired public and private networks, have accentuated the need for information security solutions that address five critical network security needs:

AUTHORIZATION - Only authorized users should be able to view or modify certain data.
CONFIDENTIALITY - Data in transit over the network or in storage should not be disclosed to unauthorized persons.
INTEGRITY - Data should not be altered or compromised by unauthorized manipulation.
AUTHENTICATION - The identity of the data sender and receiver should be verified.
NON-REPUDIATION - The sender of a transmission should not be able to deny or repudiate the message.

          A wide range of products and services has been introduced to address one or more of these five critical network security needs. For example, access control is provided by products such as firewalls and password tokens, which limit network access only to users having recognized addresses or entering recognized passwords. These products are generally limited in their flexibility and do not directly address such requirements as confidentiality, integrity, authentication and non-repudiation. Encryption devices and programs provide confidentiality, but are device-dependent and generally do not address issues of authorization, integrity, authentication and non-repudiation.

          The lack of flexibility and scalability inherent in these solutions has led to the development of public-key encryption and digital certification systems combined in a PKI, designed to address all five critical network security needs.

          Public-key systems offer the ability to create digital signatures. A user applies his or her private key to the date to be signed, creating a digital signature. Subsequently, anyone can certify the correctness of the signature using the user's public key. If the signature verifies, then the signer must possess the correct private key. In addition, it proves that the data signed has not been modified thus satisfying the security needs listed above.

          Because a digital signature allows a user to prove only that he or she holds the private key that matches a particular public key, additional data is necessary to use signature validation to create an assurance of identity. This is accomplished with digital certificates, which are signed messages that bind a name or other attributes of the holder of a given private key to the corresponding public key. Each certificate is signed by a trusted third party known as the certificate authority, or CA; the CA vouches that a given user is the sole holder of the private key matching the corresponding public key. The signature from the CA allows the binding of the name to the public key to be trusted. This allows a relying party to validate the identity of a user or server by first checking the validity of the certificate and then verifying the signature against the certified public key. A CA may cooperate with a registration authority. The registration authority is responsible for validating a user's identity, on behalf of the CA, before a certificate is issued. The collection of certificate authorities, registration authorities, policies, and procedures associated with the management of public keys is known as public-key infrastructure. Enterprises have adopted PKI because it offers proven, tested information security standards leading to greater confidence in the resulting applications and lower integration costs for developers.

MARKET ACCEPTANCE OF DIGITAL CERTIFICATION

          The use of digital certificates has gained significant market acceptance in particular sectors where information security is critical, such as government, finance, health care and telecommunications. The acceptance of digital certificates in the United States escalated upon the signing of the Electronic Signatures in Global and National Commerce Act (commonly referred to as the E-Signature Act) on June 30, 2000. Former President Clinton signed into federal law the E-Signature Act which legalizes contracts "signed" with electronic signatures, thus giving the same legal validity of written contracts to electronic contracts. We believe the new law is a significant step to provide consumers and businesses with greater confidence regarding the security of transactions made over wireless and wired networks. The E-Signature Act also provides a uniform legal framework across state lines so that electronic transactions can be conducted with the assurance that contracts signed electronically will be valid throughout the 50 states. Similar legislation is emerging throughout the world.

          In   August 1996, the United States passed the Health Insurance
Portability and Accountability Act to reduce administrative costs and burdens in the health care industry through the use of electronic communication. Health Insurance Portability and Accountability Act requires the Department of Health and Human Services to adopt national uniform standards for the electronic transmission of certain health information. One important aspect of Health Insurance Portability and Accountability Act is the mandate to adopt standards for secure electronic health transactions, including the protection of information exchanged between healthcare providers, such as claims, enrollment, eligibility, payment, and coordination of benefits.

          Since the E-Signature Act was signed, it opened the door for other electronic applications to utilize digital certificates as a legal way of conducting transactions. In the healthcare industry, medical professionals are starting to use wireless communications to access patient records and medical reports, as well as to input information into these files and write electronic prescriptions for patients.

NEED FOR A PKI

          The increasing acceptance of digital certificates is beginning to give rise to numerous products and services that issue digital certificates or that are able to work with digital certificates. However, the mere issuance of digital certificates does not ensure that a user's access is properly monitored, that privileges associated with access are accurately and currently defined, or that the certificates in question have not been withdrawn or replaced.

          Indeed, the proliferation of users and certificates greatly complicates management of these issues, which is critical to maintaining an effective secure environment across and between enterprises. To address these needs, enterprises generally require a robust PKI that supplements certificate issuance functions with full life cycle management of public and private keys, including issuance, authentication, storage, retrieval, backup, recovery, updating and revocation, in an easy-to-use, cost-effective manner. We believe that demand for this class of product will increase during the next few years.

MARKET SIZE

          PKI has been predicted to boom for the past years, but is only now is it starting to be taken up by businesses, which want to be able to conduct eCommerce in a secure and trusted environment. According to a May 2001 Datamonitor report, PKI is now at the beginning of what will be solid growth until 2006, with global investment in PKI products and services growing from $436 million in 2000 to $3.4 billion in 2006. As the uptake of eBusiness strengthens, so the business case for PKI increases. PKI will be crucial for many organizations, across the vertical markets and size bands enabling them to conduct secure communications for a range of eBusiness applications, be it via the Internet, intranets or extranets.

          Datamonitor predicts that an especially large growth area for PKI will be in the mobile sector. In 2000, mobile devices accounted for just 1% of overall PKI revenues. However, after 2003, when the mass market begins to take up 3G devices, wireless PKI will become a major industry, accounting for up to 45% of total PKI revenues in 2006. This trend will continue as the uptake of the mobile Internet accelerates.

DEMAND DRIVERS

          We believe that the four significant drivers of demand for m-commerce security related products and services are as follows:

          1.   Rise of e-commerce over the Internet

          There were 600 million people worldwide with Internet access as of Q3 2002. International Data Corporation (IDC) is forecasting an increase in the number of Internet users and the value of annual e-business activity. According to IDC, almost 1 billion people around the world will be using the Internet by 2005 driving e-commerce revenues to over U.S. $5 trillion by 2005, up from U.S. $354 billion in 2000. Online spending worldwide will more than triple from almost U.S. $22 billion in 2000 to U.S. $69 billion in 2005. Industry forecasts expect similar growth rates to apply to m-commerce based on the forecasted penetration of wireless devices. It should be noted that these industry forecasts have been missed which is reflected in our internal forecasts being missed as well.

          2. Data over wireless networks and the emergence of the wireless Internet

          According to Accenture research, by 2005 there will be 1.7 billion mobile connections, allowing the number of wireless devices capable of Internet access in the global market to increase by an astronomical 630 per cent.

          Mobile voice communications has reached high penetration levels of 80% to 90% in Asia, 50% to 60% in Europe and 30% to 40% in North America. Voice communications represent approximately 98% of traffic on the wireless networks that hosted the communications. Competition by network operators for the voice customers is intense and has reduced revenue growth per customer. These wireless network operators are expected to implement new value-added services, such as m-commerce, to maintain revenue growth in the face of competition from other voice network operators.

          3. Wireless standards, technology improvements and awarding wireless spectrum licenses

          Worldwide initiatives are evolving for wireless standards, such as WAP, that enhance the attractiveness for wireless device and m-commerce application developers to create products and services to operate on wireless networks. Network operators are also preparing for the opportunities that m-commerce holds by upgrading their networks to maximize available capacity and providing wireless device connection to the Internet that is always on rather than having to establish an Internet connection when needed.

          4. Lack of security as an impediment to m-commerce and e-commerce growth

          Security is often regarded as the primary impediment to the mainstream adoption of the Internet as a business tool. Given the importance attached to the Internet and wireless networks and the related potential for cost reduction and revenue generation, the issue of security becomes one of fundamental need and importance. The majority of respondents to a recent survey conducted by Deloitte & Touche cited the following barriers to e-commerce: lack of security, other priorities, immature technology and no proven benefits. VISA International has stated publicly that although only two percent of its credit card business relates to Internet transactions, fifty percent of its disputes and discovered fraud are in that area. VISA also stated that the problem of authentication has become one of the most important issues facing e-commerce in the financial industry. In another well-publicized demonstration of the security issues involved in conducting commercial transactions over the Internet, e-Bay, an Internet-based on-line auction site, recently had a third party fraudulently execute an auction purchase under the name and password of one of e-Bay's customers. This security breach demonstrates the issues relating to the authentication of customers. Recent overloading of e-business web sites by hackers and the hacking of hundreds of thousands of credit cards has served to highlight the need for strong security.

STRATEGY

          We strive to be a leader in providing security products for m-commerce over wireless networks and other networks, including corporate networks, telecommunications systems and the Internet.

          Our revenue model consists of (i) license fees from the licensing of our Passport ONE, Passport Certificate Server(R) and Passport Authorization Product, which are one-time fees typically recorded upon execution of the license agreement and the shipment of the software as long as all vendor obligations have been satisfied and collection of the license fee is probable (although a licensee may ultimately require additional servers and pay additional fees), (ii) recurring royalties from the provision of certificates and permits, (iii) annual support fees (for phone assistance and product updates) and (iv) consulting fees (advice regarding the integration of our software with a client's application). In certain cases, we have waived the first year support fees for certain of our customers (usually amounting to approximately 15% of aggregate license fees). As our business evolves, we expect that most of our revenue will be generated through recurring royalties. This revenue stream is dependent on the adoption of transaction-based applications over wireless networks.

          The key elements of our strategy to achieve this objective include the following:

          TARGET EMERGING M-COMMERCE MARKETS. Our sales and marketing activities are primarily targeted at emerging markets of mobile enterprise, that include such applications as mobile banking, stock trading, gaming, prescriptions and other transfers of medical information, in addition to more traditional forms of e-commerce over wireless networks. Within these markets, our customers and partners include device manufacturers, network infrastructure manufacturers, application developers, certificate authorities and network operators. Our business plan is dependent of the cooperation of numerous parties to a transaction. The original equipment manufacturers, or OEMs, must integrate our software into their hardware and software products. These personal digital assistants, or PDAs, are then sold to consumers or enterprise customers. Application developers also integrate our technology into their solution. Once this software is embedded into a PDA and the end user performs an action, a digital certificate or digital permit will be issued. A certificate authority, or CA must also be PKI enabled and issue these certificates. A CA may cooperate with a registration authority. The registration authority is responsible for validating a user's identity, on behalf of the CA, before a certificate is issued. It is through all these parties working together that our vision is realized.

          EXPAND STRATEGIC RELATIONSHIPS. We have formed relationships in the areas of sales, marketing and technology with industry leaders, and expect to continue to form such relationships in the future, to encourage widespread acceptance of our authentication and authorization products. These include relationships with such companies as:

              Ericsson              Microsoft
              Gemplus               Research In Motion
              Hewlett-Packard       SchlumbergerSema
              Hongkong Post         Scotiabank
              Hutchison             SecureNet

          MAINTAIN WHAT WE BELIEVE TO BE A LEADERSHIP POSITION IN TERMS OF RESEARCH AND DEVELOPMENT OF TECHNOLOGY. In late 1996, we acquired technology that consists of concepts and methods that relate to automatic and safe public information communication systems and methods for secure distribution of information. This technology, as well as our root rollover and permit technology, forms the primary foundation on which we base our current product developments. We have invested, and intend to continue to invest, significantly in the development of our technology. We will base future development of our technology on wireless security market requirements. In January 1999, we were issued a patent for this technology by the U.S. Patent and Trademark Office that will be in effect until August 22, 2017. In April 2001 we received an U.S. patent for our technology relating to the handling of permissions. In June 2001 we received an Israeli patent that will be in effect until 2021 for our technology relating to safe communications handshake and data transfer. We also have 14 other patent applications pending in Europe, Israel, Canada and the United States.

          BUILD AWARENESS OF THE DIVERSINET BRAND. Our goal is to establish our brand as a leader for security products for all transactions over wireless networks. We plan to achieve this goal through a variety of programs that will generate brand awareness. These include regular press and investor sessions, an ongoing pro-active speaking program by senior management and regular interaction with major market influencers.

PRODUCTS AND PRODUCT DEVELOPMENT

          PRODUCTS

          We develop, market and distribute four primary products: Passport Certificate Server, (R) Passport ONE, Passport Authorization Product, and Passport Wireless VPN, that together provide, what we believe to be, a comprehensive security solution with a focus on wireless applications including Palm, RIM, Symbian, Microsoft's WinCE and Pocket PC operating systems; WAP devices; Smart Cards; and GSM/SIM (Subscriber Identity Module) based devices. Our products are designed to address the unique needs of wireless devices, networks and applications. When integrated with an enterprise's specific application, our products enable these enterprises to effectively manage secure communications across a wide range of applications.

          Passport Certificate Server(R) and Passport ONE software address the five critical network security needs of enterprises (authentication, non-repudiation, integrity, privacy and authorization) and allow for consistent enterprise-wide security policy management, permitting any enterprise or service provider to establish its own flexible and highly reliable PKI. Passport ONE and Passport Certificate Server(R) issue digital certificates, consisting of public and private keys to authenticate users of business applications in real time. Passport Certificate Server(R) digital certificates are based on Diversinet's proprietary compact micro-certificate format. Micro-certificates are designed for use in lower-bandwidth network environments, with mobile devices that have limited battery life, and lower data processing and storage capabilities. Passport ONE issues Internet digital certificates suitable for use with mobile and Internet devices that comply with this industry standard. Such support for standards allows Passport ONE to issue certificates for use with SSL, WTLS and WAP security. Passport Certificate Server(R) enables user anonymity through the use of globally unique identifiers, such that permissions or private information and credentials belonging to the digital certificate owners are stored separately. Passport Certificate Server and Passport ONE run on Microsoft Windows(R) 2000, Windows NT or UNIX platforms. The Passport Certificate Server includes a developer toolkit for client software development.

          Our current product offerings include encryption technology that is sourced from third-party vendors. Diversinet currently licenses encryption technology from Certicom Corp. and RSA Security, two encryption technology vendors who service the wireless and the e-commerce security markets. Under the terms of each of the open-ended licensing arrangements, we pay a royalty to the licensor when we derived recurring revenue from the deployment of our products. There are a limited number of suppliers of encryption technology. If either of our encryption technology license agreements is terminated and sufficient technology is not available from other vendors, we would not have the necessary license to produce our products.

          We believe that the our Passport ONE and Passport Certificate Server(R) offers the following advantages over conventional authentication solutions that make it well suited for wireless devices and wired networks:

Privacy
     - Our public-key certificates do not contain personal information, thereby ensuring anonymity
Efficiency
     - The Passport Certificate Server(R) certificate is small in size, since only relevant, and not private, information is included
     - It uses a compact encoding scheme and Elliptic Curve Cryptosystem or RSA encryption keys
     - Root Key Rollover provides a safe way, with minimal downtime, to update all certificates issued in a PKI realm
     - On-line validation of certificates, which is more efficient than other methods (such as revocation lists)
Scalability
     -    It accommodates practically any number of certificates
     - Support for wide range of wireless devices (Palm, RIM, Symbian, Microsoft's WinCE and Pocket PC operating systems; WAP devices; Smart Cards; and GSM/SIM (Subscriber Identity Module) based devices)

Flexibility

     - The client globally unique identifier within a public-key certificate can be associated with one or more attribute certificates
     - Companies can set up environments to be closed or open, such as allowing clients to reserve their own globally unique identifier
     - A functional attribute can be assigned to a public-key certificate for a specific application function
     -    Aliases can be assigned to client's globally unique identifier

          We believe that our products are ideally suited to m-commerce security using wireless devices. Some of the important characteristics and challenges of these wireless devices compared to personal computers are:

     -    the devices have a less powerful central processing unit
     -    they contain less memory
          they have a more restricted power supply

          We believe our technology and approach to secure m-commerce have several distinct advantages over existing security methods. Most notably, our solutions were developed specifically for the wireless environment. Our digital certificate technology minimizes demands placed on scarce device resources such as processor and memory, and as a result assists in conserving battery life. Our technology achieves this goal by using a digital certificate format designed to eliminate non-essential information such as user name fields, which often is also confidential. As a result, our digital certificate consumes approximately one-tenth the storage requirements of digital certificates designed for wired networks, while also preserving the anonymity of the user. Our digital certificate can be easily stored on the wireless device, allowing for end-to-end security from device through to the application provided on the wireless network.

          Our technology also minimizes the amount of data sent over the network and the number of steps required to achieve a secure connection, which optimizes consumer network resources.

          Our Passport Authorization Product(TM) grants privileges to the holder of our digital certificate or the digital certificate of certain other vendors. The authorization product issues digital permits that are linked to the holder's digital certificate. The digital permit is designed to allow digital certificates to serve additional functions such as authorizing users to perform specific tasks once they access a given network.

          Our PKI-enhanced Wireless VPN product, Passport Wireless VPN, offers a complete wireless Virtual Private Network (VPN) suite to meet the needs for organizations to provide their mobile workforce with secure wireless access to corporate data. Passport Wireless VPN offers a strong security framework, optimized performance and convenient always-on connectivity. Passport Wireless VPN uses a strong security framework specially designed and optimized for communication in a wireless environment. Transport and network level security is based on a Public Key Infrastructure (PKI) framework for maximum interoperability.

PRODUCT APPLICATIONS

          Our Passport Certificate Server(R) and Passport ONE products are primarily intended to support a wide variety of emerging m-commerce applications in the financial, enterprise, government and gaming industries. Our Passport Wireless VPN is intended to support enterprise and mobile workforce applications. Our Passport Authorization Product(TM) is intended to support a wide variety of emerging wireless and wired applications, such as coupons and loyalty programs, prescriptions for doctors for online pharmacies, and rights for subscription services (e.g., a 45-day electronic subscription for the Wall Street Journal).

PRODUCT DEVELOPMENT

          Our engineering group is focused on developing core technologies and enhancements to existing product lines to maintain and extend what we believe to be our technology and product leadership position. More specifically, the group is currently focused on the development of additional features for Passport ONE, Passport Certificate Server(R) and Passport Authorization Product(TM) software the features of which will be assessed in terms of market demand and competition. Our engineering group reviews all relevant proposed industry standards or conventions as they are developed and seeks to make our products compatible with each of them. In addition, we participate in industry standard bodies, such as the Open Mobile Alliance (formerly the WAP Forum) and the Open Group and we monitor the activities of others, such as the Internet Engineering Task Force (IETF) and the American National Standards Institute (ANSI).

PROFESSIONAL SERVICES AND SUPPORT

          We believe that a high level of service and support will be critical to our success and that a close and active customer relationship is important to facilitate rapid implementation of our solutions, assure customer satisfaction and provide us with important information regarding evolving customer requirements. We are in the process of building a professional services group that will provide product integration services, customized engineering solutions and training to customers.

          Our support offerings to date include direct telephone consulting, e-mail and fax support, Internet access to our knowledge repository, and discussion group access. Payment of an annual maintenance fee also entitles customers to receive certain software enhancements to their licensed versions of our security solution.

RESEARCH AND DEVELOPMENT

          We expect that our future success will depend in large part on our ability to continue to maintain what we believe is a leadership position in terms of research and development of technology. Our research and development efforts are focused on developing core technologies and enhancements to existing products to maintain and extend our technology and product leadership position.

          As of October 31, 2002, our research and development staff consisted of nineteen employees and one contractor. Research and development expenditures were $2.3 million in 2002, $6.9 million in 2001, $5.9 million in 2000 and $1.7 million in 1999. We expect to spend approximately $2.4 million in fiscal 2003. We believe that timely development of new and enhanced security products is necessary to remain competitive in the marketplace.

CUSTOMERS

          To date, we had executed licensing agreements with a range of customers; AsiaPay, Scotiabank, Heracle Technologies, and SecureNet Ltd. In addition, we received service revenue for support and maintenance from RIM (for custom development support) and a number of other small service contracts for professional services and training. We currently have several customers developing the products for integration into their product offerings (as an embedded component) and others developing pilot deployments to end-users. We believe the following customers are in various stages of integrating our products into consumer-oriented applications or pilot projects:

              AsiaPay                   iMerchants Ltd.
              Heracle Technologies      Scotiabank
              Hongkong Post             SecureNet
              Hutchison

          In addition, we have co-marketing and/or development agreements with several innovative companies. These companies are working with Diversinet to develop integrated security solutions. If successful solutions are developed, Diversinet expects to earn revenue as these solutions become commercially available. Some of these relationships include the following companies:

              Ericsson                  Oasis
              Gemplus                   SchlumbergerSema
              Intel

          We have also entered into a number of strategic alliances during the past two years that we believe will facilitate the adoption of our security technology. These alliances are with the following companies:

SECURENET LTD.

          E-security provider SecureNet and Diversinet entered into an U.S. $200,000 agreement in fiscal 2002 to deliver Trust Services to the Australian, New Zealand, and Chinese markets. Under the terms of the agreement, Diversinet will license its Passport security product suite to SecureNet in order to establish wireless Trust Services for secure consumer and enterprise applications in Asia-Pacific. The managed Trust Services will provide enterprises secure digital identity, authentication, authorization, and transaction access over wireless internet applications such as payments, secure messaging, banking, and gaming.

          This agreement will help Diversinet expands into the Australian and Chinese markets and provide us with a new channel to market our products.

HONGKONG POST

          Hongkong Post and Diversinet jointly developed Mobile e-Cert, based on our wireless security products. Hongkong Post supports the Mobile e-Certs through its Mobile Certification Authority and mobile operators act as the Registration Authorities for the authentication of the identity of Mobile e-Cert subscribers. Hongkong Post is the first recognized public certification authority in Hong Kong, and Hongkong Exchanges and Clearing Ltd supports this initiative. Mobile e-Cert service will facilitate secure stock trading, banking, gaming, and digitally signed messages over wireless communications devices. This marks the first-ever availability of Mobile e-Certs globally. Subsequent to year-end, Hutchison Telecommunications (HK) Ltd., the largest mobile operator in Hong Kong, and SUNDAY Communications became Registration Authorities.

          The first phase of the new Mobile e-Cert service supports Palm and Pocket PC PDAs, and mobile phones. Future phases of the service will support WAP devices and other PDAs.

SCOTIABANK

          We have entered into an agreement with Scotiabank's e-commerce division for the incorporation of our advanced wireless security products into Scotiabank's managed security infrastructure. Under this agreement, Scotiabank received a worldwide license to utilize Diversinet's Passport Certificate Server(R) and

Passport Authorization Product(TM) for Scotiabank's customers requiring secure wireless e-commerce certification services. Scotiabank will integrate Diversinet's wireless security solutions into its infrastructure in order to provide end-to-end wireless security services for mobile commerce applications using wireless devices such as personal digital assistants (PDAs), pagers, and smartphones.

          This will enable Scotiabank to deploy fully secure mobile financial service applications. This new wireless security service offering will be available globally. Enterprises and wireless high-value application developers will have a trusted third party to provide the wireless identity authentication services required in mobile financial applications.

COMPETITION

     Our digital certificate technology is targeted at the new and rapidly evolving demand for secure m-commerce solutions. Although the competitive environment has yet to develop fully, we anticipate that it will be highly competitive, subject to rapid change and significantly affected by new product and service introductions and other market activities by industry participants. We believe we are one of a few companies that currently have PKI-based solutions on PKI standards available in the wireless security market that provides an end-to-end solution. Sonera SmartTrust is our primary competitor in the technology platform on which most cellular phones in Europe operate. There are a number of successful wired network security vendors who have announced their intention to compete in the wireless space. These include Certicom, Entrust, VeriSign and Baltimore. While these competitors have better name recognition in general, we are striving to become a leading brand in wireless security today. We also anticipate competition from a number of other larger and smaller companies that provide other certificate security solutions. Many of our competitors and potential competitors have significantly greater resources than we have.

     The principal competitive factors affecting the market for wireless security products include technical features, ease of use, reliability, level of security, scalability, customer service and support and price. There are also significant technical challenges that are unique to the wireless environment, including constraints in device processing and storage capabilities, and network throughput limitations. We believe our products have been optimized for this unique and technically challenging environment. Our future success will largely depend on our ability to make our products available to serve the rapidly growing network security market, rather than taking market share away from competitors.

REGULATORY MATTERS

     Our products are subject to special export restrictions administered by the Canadian government and are also subject to import restrictions and/or use restrictions imposed by countries such as the United States, although pursuant to a recent international treaty, a number of countries have relaxed, or are in the process of relaxing, their export rules as applicable to products of the type licensed by us. Consequently, our ability to export our products to destinations outside of Canada is subject to a variety of government approvals or licensing requirements. These export controls may also restrict our ability to make some products available for sale via international computer networks such as the Internet. Re-export of the products between countries other than the United States and Canada may be subject to the export control laws of those countries in addition to those provisions of Canadian export control laws that apply to re-exported goods. In light of these restrictions, depending on the country of destination, industry sector and/or end-user, some of our products made available abroad may contain significantly weaker encryption capabilities than those available to customers in Canada, and there can be no assurance that we will continue to be able to export our products to any destinations outside of Canada. Such restrictions could potentially have an adverse effect on our business, financial condition and results of operations.

INTELLECTUAL PROPERTY

     We rely on a combination of patent, trade secret and trademark laws, non-disclosure agreements and contractual provisions to establish and protect our proprietary rights. We also seek to protect our trade secrets and other proprietary information through license agreements with customers and suppliers, as well as non-disclosure and non-competition agreements with employees and consultants.

     On January 26, 1999, we received a patent from the U.S. Patent and Trademark Office for our "Method for Safe Communication" which will be in effect until August 22, 2017. This method consists of the safe distribution of encryption keys, including a known public and secret private key, and establishes a secure link between computer users who reside at separate locations and who have had no previous secure communications.

     On April 10, 2001, we received a patent from the U.S. Patent and Trademark Office for our "System and Method for Handling Permits". The patented technology provides for a unique permit separation model that enhances the security and privacy of wired and wireless e-commerce systems by improving the management of personal privileges in advanced PKI security environments.

     On June 20, 2001, we received a patent from the State of Israel Patent Office for our "Apparatus and Method for Safe Communication Handshake and Data Transfer". This patent will be effective until 2021. This apparatus and method provides for the safe distribution of encryption keys, including a known public and secret private key, and establishes a secure link between computer users who reside at separate locations and who have had no previous secure communications.

     Applications for fourteen other patents have also been submitted in Europe, Israel and Canada based on the same concept for which the United States patent was granted, as well as other concepts.

     We have registered the name "Passport Certificate Server" with the Canadian Trademark Office. We have also applied to register as trademarks with the United States Patent and Trademark Office and/or the Canadian Trademark Office the names "Diversinet", "Passport Certificate Server" and "Passport Authorization Product" as well as the Diversinet logo, but there can be no assurance that these trademarks will be successfully registered.

     We continue to seek patent and trademark protection where appropriate.

MARKETING AND SALES

MARKETING

     Our marketing efforts will support our two primary marketing objectives:

     (i)  increasing awareness through building the Diversinet brand; and
     (ii) generating sales leads in our target markets. Our efforts to increase awareness and build our brand will entail gaining positive coverage in targeted trade and business publications and establishing and developing relationships with analysts from market influencers, such as Yankee Group and Meta Group. Diversinet will pursue the generation of sales leads through the implementation of programs such as web marketing, direct mail, active participation in targeted events, and cooperative marketing activities in support of channel partners.

     SALES

     We offer our products in Canada, the United States, Europe, Australia, Asia Pacific and Africa employing several sales models to target our intended markets.

     We believe that our coverage of the Asia Pacific, North American and European markets by our sales team is necessary to pursue our targeted customer base, which is in the early stage of wireless application deployment and testing. Our customer focus is certificate authorities that we will work with to implement the infrastructure necessary to conduct secure m-commerce transactions. Once established, we will turn our attention to enterprises, application developers, equipment manufacturers and network operators.

     Certificate Authorities provide significant strategic sales avenues for Diversinet. Once a certificate authority has our technology in place, the certificate authority will promote their solution to enterprises in order to increase sales of their wireless digital certificates.

     We are also exploring other distribution channels to assist in either reseller relationships and/or private branding of our products.
The current sales and implementation cycle for our certificate authority products is approximately twelve months and consists of four phases:

     -    Initial contact and customer education/qualification
     -    Pilot proof of concept
     -    Early deployment testing
     -    Phased production rollout

     With the launch of Mobile e-Cert with Hongkong Post as a certificate authority in Hong Kong, we are working on building the necessary infrastructure in Asia for secure m-commerce.

4-C. ORGANIZATION STRUCTURE

     Diversinet Corp. has representative offices in London, England and Hong Kong, SAR. In January 2003, we acquired DSS, a professional services company, in Fremont California.

     During 2001, we entered into an agreement with an Asian company to establish a joint venture to conduct certain of our Asian activities. Each party holds a 50% interest in the joint venture, Atria Limited (formerly Diversinet Hong Kong Limited).

     We have four inactive wholly-owned subsidiaries, Diversinet Corporation of America, incorporated in Delaware, Diversinet Inc., an Ontario corporation which was formed on November 20, 1996; Instant Publisher Ltd., a Barbados corporation formed on December 2, 1993; and Diversinet (Israel) Ltd., an Israeli corporation.

4-D. PROPERTY, PLANT AND EQUIPMENT

     Our head office is located in leased premises of approximately 20,000 square feet at 2225 Sheppard Avenue East, Suite 1700, Toronto, Canada M2J 5C2. We also have leased premises in London, England, Hong Kong, SAR, California, United States of America.

     The lease for our head office expires in June 2006. The London and Hong Kong office leases have terms of less than one year. One of the California leases expires in August of 2005 while the other expires in September of 2004. We currently expect to be able to extend the terms of expiring leases or to find replacement facilities on reasonable terms.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     Our financial statements have been prepared in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP except as described in Note 15 to our 2002 consolidated financial statements. The differences between line items under Canadian GAAP and those as determined under U.S. GAAP are not significant except that, under U.S. GAAP, our total loss would be greater by $55,000 for the year ended October 31, 2002, greater by $56,000 for the year ended October 31, 2001, greater by $1,449,000 for the year ended October 31, 2000 and less by $179,000 and $4,131,000 for the years ended October 31, 1999 and October 31, 1998, respectively. Under U.S. GAAP share capital would be greater and deficit would be less by $41,249,000 for each of the years due to the elimination of reduction in stated capital offset against accumulated shareholders' deficit in March of 1999.

     The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this annual report. Except for historical information, the following discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties. Such forward-looking statements include, among others, those statements including the words, "expects", "anticipates", "intends", "believes", and similar language. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those discussed in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" in Item 3-D. of this annual report.

     We have incurred operating losses in each of fiscal 2002, 2001, 2000, 1999 and 1998 due to losses from our continuing operations of developing security products and our discontinued operations of developing and marketing the IPS 950 instant color digital printing system. We have sustained our business during this period through the sale of common shares in a series of private placements. We cannot provide assurance that we will be able to raise sufficient funds in the future to sustain our operations.

5-A. OPERATING RESULTS

YEAR ENDED OCTOBER 31, 2002 COMPARED TO YEAR ENDED OCTOBER 31, 2001

     For the year ended October 31, 2002, we reported revenue of $1,118,000 compared to revenue of $1,221,000 for the year ended October 31, 2001. We are operating in an evolving and unpredictable market and accordingly have and may continue to experience wide fluctuations in our revenues. We generated 63% (55% for 2001) of our revenues from the Asian region, 2% (24% in 2001) from the United States, 29% (17% in 2001) from Canada and 6% (4% in 2001) from other areas during fiscal year 2002.

     During fiscal 2002, 28% (40% in 2001) of our revenue came from one customer. These customers are not related to each other. As the market that we operate in is still in an early stage of development and our revenue is still quite small, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

     We reported an improved net loss of $6,397,000 for the year ended October 31, 2002 compared to a net loss of $18,900,000 in the prior year. We completed operating cost reductions in the fourth quarter of 2001 that resulted in a decline in expenses from operations during fiscal 2002 compared to fiscal 2001. These reductions included workforce reductions in the United States and Canada, closure of offices in the United States and the discontinuance of non-core programs particularly in the marketing area. The restructuring was aimed at refocusing our efforts on the most significant market opportunities in Asia and Europe.

     Research and development expenses decreased to $2,328,000 in 2002 from $6,907,000 in 2001 resulting primarily as a result of continued efforts to reduce costs as started in the last quarter of fiscal 2001. During the year we received a net amount of $286,000 relating to investment tax credits for R&D work done in 2000 and 1999.

     Sales and marketing expenses were $1,737,000 in 2002 compared to $7,256,000 in 2001. The Company continues to focus a significant portion of its efforts in the Austral Asian markets where we derived 63% of our 2002 revenues. During 2002 we implemented a pilot project for Hong Kong's six local mobile operators, the Hong Kong m-Cert Implementation Forum to develop and implement a single mobile digital certificate (m-Cert) standard to promote mobile commerce in Hong Kong. We continue to make progress in this region and expect to increase our presence in 2003.

     General and administrative expenses were $2,989,000 in 2002 compared to $4,029,000 in 2001. These figures include foreign exchange losses of $228,000 for 2002 and a gain of $621,000 for 2001.

     Depreciation and amortization expense in fiscal 2002 decreased to $635,000 from $1,888,000 in fiscal 2001. The Company's deferred development and purchased technology costs were fully amortized in 2001 and the reduction in additions to capital assets has resulted in reduced amortization for the 2002 fiscal year.

     During fiscal 2001, we entered into a joint venture to conduct certain of our Asian activities, as detailed in note 7 to our audited financial statements. We own 50% of this joint venture and our financial statements reflect our proportionate interest in its assets, liabilities, revenue and expenses.

     We earned interest income of $175,000 and $690,000 in fiscal 2002 and 2001, respectively. The decrease is primarily due to our lower average cash and cash equivalents in 2002 and due to lower interest rates than we received during 2001.

YEAR ENDED OCTOBER 31, 2001 COMPARED TO YEAR ENDED OCTOBER 31, 2000

     For the year ended October 31, 2001, we reported revenue of $1,221,000 compared to revenue of $2,636,000, for the year ended October 31, 2000. The information technology slowdown resulted in a deferral of purchases by our potential customers throughout the year resulting in reduced revenue compared to the prior year. We are operating in an evolving and unpredictable market and accordingly have and may continue to experience wide fluctuations in our revenues. We generated 55% of our revenue from the Asian region, 24% from the United States, 17% from Canada and 4% from other areas during the fiscal year 2001.

     During fiscal 2001, 40% of our revenue came from one customer whereas in fiscal 2000, 24% of our revenue came from one customer. These customers are not related to each other. As the market we operate in is still in an early stage of development and our revenue is still quite small, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

     We reported a net loss of $18,900,000, for the year ended October 31, 2001, compared to a net loss of $15,027,000, in the prior year. The increased net loss in fiscal 2001 is attributable partly to a decrease in revenue compared to the prior year and partly to increased costs, especially in sales and marketing, during the year. We completed operating cost reductions in the fourth quarter of 2001 that should result in a decline in expenses from operations during fiscal 2002 compared to fiscal 2001. We incurred $730,000 in severance costs related to these operating cost reductions of which $150,000 was paid subsequent to our year-end.

     Research and development expenses increased to $6,907,000 in 2001 from $5,888,000 in 2000 resulting primarily from wages, occupancy, and travel costs which were higher on average than in the prior year. These expenses are expected to decline in fiscal 2002 as a result of the cost reductions completed late in fiscal 2001.

     Sales and marketing expenses were $7,256,000 in 2001 compared to $5,435,000 in 2000. During the fourth quarter sales and marketing staff in North America were reduced as the Company refocused its efforts in the Asian and European markets where the Company has been achieving some success. With the launch of the Hongkong Post wireless certificate service late in fiscal 2001, interest in our products has increased in the Asian region. We expect that activity in this region will increase during fiscal 2002.

     General and administrative expenses were $4,029,000 for fiscal 2001, approximately the same level as the $4,185,000 incurred during fiscal 2000. A decline in these expenses during fiscal 2002 is expected as the result of continuing operating cost controls.

     Depreciation and amortization expense in fiscal 2001 decreased to $1,888,000 from $2,604,000 in fiscal 2000. The Company's deferred development costs are now fully amortized and the reduction in additions to capital assets has resulted in reduced amortization for the year.

CRITICAL ACCOUNTING POLICIES

     The nature of our business is not highly complex, as we operate in one primary business. We develop, market and sell wireless security software solutions. We also perform professional services to install, support and integrate our solutions with other applications. We operate globally in a functional organization. We do not have any off-balance sheet financing, other than operating leases entered into in the normal course of business. A significant portion of our cash balance is denoted in U.S. dollars. To limit our exposure to exchange rate fluctuations, we use financial instruments to reduce risks associated with the exchange rate. As at October 31, 2002, the exchange rate was $1.57.

     In 2002, our most complex accounting judgments were made in the areas of software revenue recognition. Software revenue recognition is expected to continue to be an on-going element of our accounting processes and judgments.

SOFTWARE REVENUE RECOGNITION

     We derive our revenue primarily from two sources: sales of products, including hardware and software licenses, and services, including maintenance, support and professional services. Significant management judgments and estimates must be made and used in connection with the revenue recognized in any reporting period. Material differences may affect the amount and timing of our revenue for any period if our management made different judgments

     With respect to software revenue recognition, we recognize revenues in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position No. 97-2, "Software Revenue Recognition" and SOP No. 98-9, "Modifications of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions".

     For all sales, we use a binding contract, purchase order or another form of documented agreement as evidence of an arrangement with the customer. Revenues from software license agreements are recognized upon receipt of an executed license agreement and shipment of the software, if there are no significant remaining vendor obligations, collection of the receivable is probable and payment is due in accordance with our normal payment terms.

     We consider delivery to occur when we ship the product, so long as title and risk of loss have passed to the customer.

     At the time of a transaction, we assess whether the sale amount is fixed or determinable and whether collection is probable. If we determine the fee is not fixed or determinable, we recognize revenue when payment becomes due. We assess collectibility based on a number of factors, including the creditworthiness of the customer. If we determine that collectibility is not probable, we do not record revenue until such time when collectibility becomes probable, which is generally upon the receipt of cash.

     When arrangements contain multiple elements and vendor specific objective evidence ("VSOE") of fair value exists for all undelivered elements, we recognize revenue for the delivered elements using the residual method. Our determination of fair value of each of the undelivered elements in multi-element arrangements is based on VSOE of fair value. VSOE of fair value for each element is either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately. For arrangements containing multiple elements wherein VSOE of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until VSOE of fair value exists or all elements have been delivered.

     Maintenance service revenue, whether sold separately or as part of a multiple element arrangement, is deferred and recognized ratably over the term of the maintenance contract, generally twelve months. Revenue allocated to professional service elements is recognized as the services are performed.

     Due to the complexity of some software license agreements, we routinely apply judgment to the application of software revenue recognition accounting principles to specific agreements and transactions. Different judgments and/or different contract structures could have led to different accounting conclusions, which could have had a material effect on our reported quarterly earnings.

CAPITAL ASSETS

     The Company records its capital assets at their cost less accumulated depreciation. On a periodic basis, management reviews the carrying values of these assets and compares it to their estimated net recoverable amount. The determination of net recoverable amount necessitates various assumptions, many of which are forward looking and which are based on management's best estimate of future revenues, expenses and cash flows. To the extent that actual financial performance adversely differs from the results projected by these assumptions, an impairment charge in the value of these assets would be necessary.

RECENT ACCOUNTING DEVELOPMENTS

     In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Tangible Assets." SFAS No. 141 provides new guidance on the accounting for a business combination at the date a business combination is completed. Specifically, it requires use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling-of-interests method. SFAS No. 142 establishes new guidance on how to account for goodwill and intangible assets after a business combination is completed. Among other things, it requires that goodwill and certain other intangible assets will no longer be amortized and will be tested for impairment at least annually and written down only when impaired. This statement will apply to existing goodwill and intangible assets, beginning with fiscal years starting after December 15, 2001. The Company will apply with treatment to the 2003 acquisition of DSS in the fiscal year ending October 31, 2003.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and related literature and establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The Company is required to adopt SFAS No. 144 no later than January 1, 2002. The Company does not believe that the adoption of SFAS No. 144 will have a material impact on its consolidated financial statements.

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not believe that adoption of SFAS No. 146 will have a material effect on its results of operations and financial position.

     In December 2001, the Accounting Standards Board in Canada issued CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. It applies to transactions in which shares of common stock, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments. The Company will adopt Section 3870 for its fiscal year beginning November 1, 2002. The Company does not believe that the adoption of this standard will have a material impact on the Company's financial condition or results of operations.

     In December 2002, the Accounting Standards Board in Canada issued CICA Handbook Section 3063 "Impairment of Long-Lived Assets" ("HB 3063") and revised Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ("HB 3475"). The new standards are based upon the U.S. Statement of Financial Accounting Standards No. 144, Impairment or Disposal of Long-Lived Assets ("SFAS 144"). HB 3063 is effective for years beginning on or after April 1, 2003 for financial statements of profit-oriented enterprises. HB 3475 is applicable to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003. The Company does not believe that the adoption of this standard will have a material impact on the Company's financial condition or results of operations.

     In December 2002, the FASB issued FASB Interpretation No 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Guarantors will have to meet new disclosure and liability-recognition requirements for guarantees of debt that fall within the scope of newly issued FIN 45. A liability must be recognized at the inception of a guarantee covered by the new requirements whether or not payment is probable, because the Interpretation creates the new concept of a "stand-ready" obligation. This Interpretation applies to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

5-B. LIQUIDITY AND CAPITAL RESOURCES

YEAR ENDED OCTOBER 31, 2002 COMPARED TO YEAR ENDED OCTOBER 31, 2001 AND YEAR ENDED OCTOBER 31, 2000

     Cash used in operating activities was $7,258,000 in the year ended October 31, 2002, a decline of 55% from the amount used in the same period of the prior year. Cash used in operating activities during the year was comprised of the net loss of $6,397,000, less net depreciation and amortization of $636,000. Changes in other non-cash items include a decrease in accounts payable and accrued liabilities of $1,876,000, an increase in receivables of $67,000, a decrease in deferred revenue of $29,000 and a decrease in prepaid expenses of $475,000.

     Cash used in operating activities was $15,963,000 in the year ended October 31, 2001, attributable to the net loss of $18,900,000 less net depreciation and amortization of $1,888,000. Changes in other non-cash items include a decrease in accounts payable and accrued liabilities of $321,000, a decrease in receivables of $1,438,000, a decrease in deferred revenue of $39,000 and an increase in prepaid expenses of $29,000.

     Cash used in operating activities was $13,121,000 in the year ended October 31, 2000, attributable to the net loss of $14,777,000 less net depreciation and amortization of $2,604,000. Changes in other non-cash items include an increase in accounts payable and accrued liabilities of $894,000, an increase in receivables of $1,471,000, an increase in deferred revenue of $78,000 and a increase in prepaid expenses of $376,000.

     Cash provided by financing activities in the year ended October 31, 2002 was $4,965,000. In April 2002, we completed a private placement for net proceeds of $4,965,000. The Company completed the issue and sale of 5,186,708 units in the capital of the Company at U.S.$0.60 per unit for gross proceeds of U.S.$3,112,022. Each unit was comprised of one common share and three-quarters of one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at a price of U.S. $0.72 per common share for a period of up to three years from April 4, 2002. Cash provided by financing activities in the year ended October 31, 2001, was $106,000 as a result of proceeds received from issuing common shares under an employee stock option exercise.

     Cash provided by financing activities in the year ended October 31, 2000 was $30,674,000. In July 2000, we completed a private placement that generated net proceeds of $23,544,000. Funds were also received during the year on the exercise of stock options amounting to $2,022,000 and upon the exercise of common share purchase warrants issued in April 1999 which generated proceeds of $1,651,000. In December 1999, we received $3,429,000 as proceeds from the exercise of a warrant, issued in December 1997, to purchase 900,000 common shares at an exercise price of U.S.$2.50.

     Cash provided by investing activities in the year ended October 31, 2002 was $184,000 consisting of $200,000 received from proceeds of a short-term investment offset by $16,000 spent on capital assets. Cash used in investing activities in the year ended October 31, 2001 was $4,274,000 consisting of $1,186,000 spent on capital asset additions and the purchase of a $3,088,000 short-term investment. Cash used in investing activities in the year ended October 31, 2000 was $1,764,000 attributable to capital assets additions.

     As of October 31, 2002 we had commitments under non-cancelable operating leases for our principal facilities and equipment through 2006 in amounts ranging from $554,000 in fiscal 2003 declining to $398,000 in fiscal 2006.
As of October 31, 2002 we had a commitment to contribute up to $27,000 to our 50% owned joint venture for our share of the joint venture requirements. This amount is expected to be contributed within six months of our 2002 year-end.

     We believe that our cash and cash equivalents and short-term investments as at October 31, 2002 of $3,841,000 will not be sufficient to meet our short-term working capital requirements for the next fiscal year. We plan to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements. However, additional funding may not be available on terms attractive to us, or at all.
If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies. Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

5-C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ET CETERA

     We plan to continue to invest in research and development for our security products based on the technology we purchased in 1996, and we anticipate spending approximately $2,408,000 in the year ending October 31, 2003 in connection with these efforts. We expect to allocate funds almost entirely to salary payments to staff for the continued research and development of our security product suite. We cannot reasonably estimate when the benefits, if any, of the continued development costs will be realized. We also cannot reasonably estimate whether any of the continuing development costs will result in revenue for us, or whether additional sources of funding will be available if continued development of the technology is unsuccessful.

5-D. TREND INFORMATION

     At this time, it is difficult to provide any trends due to a number of factors. We currently have several customers that are using our products for pilot projects. The sales cycle can take a significant amount of time. In addition to customer constraints, such as budgetary restrictions, the integration process required to make our products function properly within a customer's specific application may be complex. M-commerce applications are also in their infancy, and the need for security applications is dependent on the adoption of these applications by consumers.

     Our revenue model consists of (i) license fees from the licensing of our Passport Certificate Server(R) and Passport Authorization Product, which are one-time fees typically recorded upon execution of the license agreement (although a licensee may ultimately require additional servers and pay additional fees), (ii) recurring royalties from the provision of certificates and permits, (iii) annual support fees (for phone assistance and product updates) and (iv) consulting fees (advice regarding the integration of our software with a client's application). In certain cases, we have waived the first year support fees for certain of our customers (usually amounting to approximately 15% of aggregate license fees). As our business evolves, we expect that most of our revenue will be generated through recurring royalties. This revenue stream is dependent on the adoption of transaction-based applications over wireless networks and therefore cannot be accurately projected at this time.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6-A. DIRECTORS AND SENIOR MANAGEMENT

     The following sets forth certain information about each of our directors and executive officers:

     STANLEY M. D. BECK, 68, has served as a Director since July 2002. Mr. Beck was formerly Chairman of the Ontario Securities Commission and Dean of Osgoode Hall Law School. Mr. Beck is currently Chairman of 407 International Inc. and President of Granville Arbitrations Limited, and holds seats on a number of Boards

     NAGY MOUSTAFA, 39, has served as Diversinet's President and Chief Executive Officer since November 1997. Mr. Moustafa has more than 16 years of professional experience working in technology and engineering.

     KEITH POWELL, 57, has served as a Director since July 2002. Mr. Powell is currently the principal of Keith Powell Consulting Inc., an information technology consulting firm and a Partner in XPV Capital Corp., a venture capital company investing in early stage communications companies. Mr. Powell also sits on several other boards . From 1980 to 2000, Mr. Powell held a number of positions with Nortel Networks, including Senior Vice-President, Information Services & Chief Information Officer from 1996 to 2000. In 1999 Mr. Powell was inducted into the Canadian Information Productivity Awards Hall of Fame.

     MARK C. STEINMAN, 54, has served as a Director since June 1998 and Chairman since July 2002. Mr. Steinman has thirty years of corporate finance experience, currently as Executive Vice President and Chief Financial Officer of Stelco Inc. and prior to 1999 as Chief Financial Officer of Spar Aerospace and Chief Financial Officer of Rogers Cablesystems.

     CHARLES M.H. SHIU, 69, has served as a Director since September 2002. Mr. Shiu is a former senior executive with Nortel Networks and has more than 25 years experience with strategic alliances, joint ventures and investments in the European, North American and Asia Pacific markets. Mr. Shiu is currently Chairman of Allied Asia Investments Limited and holds seats on a number of boards.

     DAVID HACKETT, 38, Mr. David Hackett was appointed as Chief Financial Officer effective March 26, 2002. Previously, Mr. Hackett was CFO of a technology and service provider to electronic marketplaces, where he oversaw start-up operations, public financing and acquisitions. Mr. Hackett has also held senior financial management positions at EveryWare Development, Alliance Atlantis Communications and Entertainment Information Services Ltd.

     HUSSAM MAHGOUB, 52, has served as our Vice President of Products since April 1999. Prior to joining Diversinet, he held senior positions at Canada Post Corporation, Bell Canada and Bank of Montreal. At Canada Post Corporation, he was responsible for introducing many electronic services.

     NICK DARWISH, 41, has served as our Vice President of Business Development since December 1999. Mr. Darwish joined Diversinet from Nortel Networks, a global supplier of data and telephone network solutions and services. Most recently, he was responsible for Nortel's new E-Commerce applications business.

     6-B.     COMPENSATION

     The following table and notes show the executive compensation paid or accrued by us during the year ended October 31, 2002 to our officers earning in excess of $100,000 per year:

NAME AND
PRINCIPAL                COMPENSATION SALARY   BONUS (5)           OTHER ANNUAL
POSITION                             (CDN $)     (CDN $)   COMPENSATION (CDN $)  OPTIONS/ SARS
---------------------  ---------------------  ----------  ---------------------  -------------
Nagy Moustafa,         $          220,000(1)  $   50,000  $               6,000         80,000
CEO
Hussam  Mahgoub,       $          132,000(2)  $   11,667  $               4,800         17,000
VP Product
Nick Darwish VP,       $          154,000(3)  $   11,667  $               4,800         20,375
Business Development
David Hackett, VP and  $           60,640(4)  $   10,000  $               3,000         15,000
CFO

(1) Mr. Moustafa is currently being compensated at the rate of $220,000 per annum. See "Employment Agreements".
(2) Mr. Mahgoub is currently being compensated at the rate of $132,000 per annum. See "Employment Agreements".
(3) Mr. Darwish is currently being compensated at the rate of $154,000 per annum. See "Employment Agreements".
(4) Mr. Hackett is currently being compensated at the rate of $165,000 per annum. See "Employment Agreements".
(5) Bonus allocations, if any, are determined annually at the discretion of the board of directors on the recommendation of the Compensation Committee, bonuses are paid and recorded as compensation in the fiscal year following the year in which they are earned as the determination is made by the Board in the following year.

     There were no long-term incentive awards other than stock options made to the executive officers listed above during the fiscal year ended October 31, 2002. There are no pension plan benefits in place for our executive officers and none of our senior officers or directors is indebted to us.

EMPLOYMENT AGREEMENTS

     We entered into an employment agreement with Nagy Moustafa, effective September 29, 1997, as amended, which provides for an annual salary of $220,000 for fiscal 2002, a maximum performance bonus of $250,000, payable upon the achievement of corporate objectives, and for severance compensation upon the occurrence of certain events. The employment agreement also contains certain non-competition and non-disclosure provisions and is renewable annually, subject to certain termination provisions.

     We entered into an employment agreement with Hussam Mahgoub, effective April 1, 1999, as amended, which provides for an annual salary of $132,000 for fiscal 2002 and a $100,000 performance bonus, payable upon the achievement of corporate objectives, and for severance compensation upon the occurrence of certain events. The employment agreement also contains certain non-disclosure provisions and is renewable annually, subject to certain termination provisions. We entered into an employment agreement with Nick Darwish, effective December 20, 1999, as amended, which provides for an annual salary of $154,000 for fiscal 2002 and a performance bonus of $100,000, payable upon the achievement of corporate objectives, and for severance compensation upon the occurrence of certain events. The employment agreement also contains certain non-disclosure provisions and is renewable annually, subject to certain termination provisions.

     We entered into an employment agreement and consulting agreement with David Hackett, effective March 26, 2002, as amended, which provides for an annual compensation of $165,000 for fiscal 2002 and a performance bonus of $75,000, payable upon the achievement of corporate objectives, and for severance compensation upon the occurrence of certain events. The employment agreement also contains certain non-disclosure provisions and is renewable annually, subject to certain termination provisions.

COMPENSATION  OF  DIRECTORS

     Our directors received no compensation during fiscal 2002 for attending meetings of the board of directors or a committee of the board of directors.
     We compensated none of our directors in his capacity as a director during the fiscal year ended October 31, 2002. It has been our practice to grant to a director 100,000 options (pre share split) to acquire our common shares upon his or her election as a director. During fiscal 2002, Mark Steinman was granted an additional 100,000 stock options. Such options are exercisable to acquire common shares at the market price on the day preceding the grant pursuant to the terms of our share option plan.

OPTION  TO  PURCHASE  OUR  SECURITIES

     Our share option plan was established on October 15, 1993 and was amended on February 4, 1997, April 16, 1999, May 15, 2000 and January 22, 2003. Under our share option plan, options for up to a specified maximum limit of 824,792 common shares may be granted from time to time by the board of directors to our directors, officers, employees and consultants of Diversinet and any of our subsidiaries. Options granted under our share option plan have an exercise price equal to the closing price of the common shares on the day immediately proceeding the day of the grant and will be exercisable over a three-year period and will expire after five years.

     The share option plan provides that:

(i) The maximum number of common shares which may be reserved for issuance to any participant pursuant to share options may not exceed 5% of the common shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares from treasury granted as a compensation or incentive mechanism;

(ii) The maximum number of common shares that may be issued to any one insider and his associates within a one year period may not exceed 5% of the outstanding issue;

(iii) The maximum number of common shares that may be reserved for issuance to Diversinet insiders is limited to 10% of the common shares of the outstanding issue at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement; and

(iv) The maximum number of common shares that may be issued to Diversinet insiders within a one-year period may not exceed 10% of the outstanding issue.

     As at April 15, 2003, there were a total of 300,891 options to purchase common shares outstanding under our share option plan at exercise prices ranging from U.S. $2.30 to U.S. $416.88 with expiration dates ranging from May 11, 2003 to January 17, 2008. The directors and officers as a group hold options to purchase 192,875 of our common shares. The following table provides details on the share options granted to our directors, officers, employees and consultants under the terms of our share option plan as at April 15, 2003.

====================================================================================================
                                     Share Options Outstanding
----------------------------------------------------------------------------------------------------
Optionee                 Total number of common     Share exercise price        Expiration date
                        shares subject to option
----------------------------------------------------------------------------------------------------

Directors and Officers                   192,875  U.S.$2.30 to U.S.$162.50  06/27/2003 - 09/04/2007
Employees and                            108,016  U.S.$2.40 to U.S.$416.88  05/11/2003 - 01/17/2008
Consultants
====================================================================================================

6-C. BOARD PRACTICES

     Our board of directors presently consists of five (5) directors who are elected annually. Each director elected will hold office until the close of business of our first annual meeting of shareholders following his election unless his office is earlier vacated in accordance with our by-laws. During fiscal 2002, Frank Clegg, David Masotti, John McMahon, William Linton and Richard Palmer resigned as directors.

AUDIT  COMMITTEE

     The Audit Committee is comprised of three directors. The Audit Committee's responsibilities include reviewing the Corporation's financial report procedures, the adequacy of its internal controls and information systems, the external audit plan and the independence and terms of engagement and fees of the external auditors and the performance of the Corporation's external auditors. The committee also has the responsibility to review, and to recommend for approval, the Corporation's interim unaudited consolidated financial statements and annual consolidated financial statements, management's discussion and analysis of financial condition and results of operations and related press releases, prior to their approval by the full Board. The members of the Audit Committee are Mark Steinman (Chair), Keith Powell and Nagy Moustafa.

COMPENSATION  COMMITTEE

     The Compensation Committee is comprised of two directors. It is the responsibility of the Compensation Committee to determine the level of compensation in respect of the Corporation's senior executives (including Named Executive Officers) with a view to providing such executives with a competitive compensation package having regard to performance. The Board of Directors defines performance to include achievement of the Corporation's strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set. The members of the Compensation Committee are Keith Powell (Chair) and Stanley Beck.

GOVERNANCE  COMMITTEE

     The Governance Committee is comprised of two directors. The Governance Committee assists the Board of Directors in fulfilling its oversight responsibilities related to seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement. The members of the Governance Committee are Stanley Beck (Chair) and Keith Powell.

6-D. EMPLOYEES

     As of April 15, 2003, we had 39 full-time employees and 27 contractors. Of our employees and contractors, 19 were involved in research and development, 15 in sales, marketing and business development and 9 in administration and finance. None of our employees is covered by a collective bargaining agreement, and we believe that our relationship with our employees is good. Our future success, however, will depend upon our ability to attract and retain qualified personnel. Competition for such personnel is often intense, and we cannot provide assurance that we will be able to attract and retain adequate numbers of qualified personnel in the future.

6-E. SHARE OWNERSHIP

     See item 7-A.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7-A. MAJOR SHAREHOLDERS

     Diversinet is a publicly owned Canadian corporation. Another corporation or any government does not control us directly or indirectly.

     As of April 15, 2003 (after effect of the reverse share split), we had 3,222,210 common shares outstanding.

     The following table shows the ownership of our common shares as of April 15, 2003 of:

     - each person known to us to be the beneficial owner of more than 5% of our outstanding common shares;
     -    each of our directors and officers; and
     -    all of our directors and officers as a group.

     The second column indicates the number of common shares actually owned, and the third column indicates the number of common shares that each person has the right to acquire within sixty days from the date hereof upon the exercise of outstanding options, warrants or convertible securities. The fourth column reflects a description of the shares underlying those options, warrants and convertible securities and the vesting and exercise prices thereof. The fifth column reflects the sum of the second and third columns, expressed as a percentage of the issued and outstanding common shares of Diversinet.

     Unless otherwise indicated, the business address for each of these individuals is c/o Diversinet Corp., 2225 Sheppard Avenue East, Suite 1700, Toronto, ON Canada M2J 5C2.

                        NUMBER OF  NUMBER OF                                                 PERCENTAGE OF
                         SHARES     OPTIONS                                                   OUTSTANDING
NAME                      OWNED      OWNED                  OPTIONS REPRESENT                    SHARES
----------------------  ---------  ---------  ---------------------------------------------  --------------
Nagy Moustafa              62,725     70,000  The vested and immediately exercisable                  4.03
                                              portion of options to purchase 80,000
                                              common shares at purchase prices ranging
                                              from U.S. $10.60 to U.S. $162.50 per
                                              share.  The balance of these options vest
                                              at the rate of 8.3% per quarter beginning
                                              January 11, 2001 as to the remaining
                                              10,000 options.

Hussam Mahgoub              1,000     13,583  The vested and the immediately                             *
                                              exercisable portion of options to purchase
                                              17,000 common shares at purchase prices
                                              ranging between U.S. $5.80 and U.S.
                                              64.70 per share.  The balance of these
                                              options vest at the rate of 8.3% per
                                              quarter, beginning May 9, 2002 as to
                                              2,667 options and beginning January 11,
                                              2001 as to the remaining 750 options.

Nick Darwish                4,178     14,969  The vested and immediately exercisable                     *
                                              portion of options to purchase an
                                              aggregate of 20,375 common shares at
                                              purchase prices ranging between U.S.
                                              5.30 and U.S.$119.40 per share.  The
                                              balance of these options vest at the rate of
                                              8.3% per quarter beginning January 11,
                                              2001 as to the 656 options, beginning July
                                              24, 2001 as to 2,083 options and
                                              beginning May 9, 2002 as to the
                                              remaining 2,667 options.

David Hackett                 -0-      3,750  The vested and immediately exercisable                     *
                                              portion of an option to purchase 15,000
                                              common shares at a purchase prices of
                                              U.S. $5.50. These options vest at the rate
                                              of 8.3% per quarter beginning March 26,
                                              2002.


                        NUMBER OF  NUMBER OF                                                 PERCENTAGE OF
                         SHARES     OPTIONS                                                   OUTSTANDING
NAME                      OWNED      OWNED                  OPTIONS REPRESENT                    SHARES
----------------------  ---------  ---------  ---------------------------------------------  --------------

Stanley Beck                  -0-      2,500  The vested and immediately exercisable                     *
                                              portion of options to purchase 10,000
                                              common shares at purchase prices of U.S.
                                              2.30 per share.  The remaining options
                                              vest at the rate of 8.3% per quarter
                                              beginning July 8, 2002.

Mark  Steinman                -0-     12,333  The vested and immediately exercisable                     *
                                              portion of an option to purchase 21,500
                                              common shares at a purchase prices
                                              ranging between of U.S.$2.30 and
                                              U.S.$20.60 per share. The balance of
                                              these options vest at the rate of 8.3% per
                                              quarter, beginning July 24, 2001 as to
                                              1,667 options and beginning July 8, 2002
                                              as to the remaining 7,500 options.

Keith Powell                  -0-      9,167  The vested and immediately exercisable                     *
                                              portion of options to purchase 15,000
                                              common shares at a purchase price
                                              ranging between of U.S.$2.30 and
                                              U.S.$13.10 per share.  The balance of
                                              these options vest at the rate of 8.3% per
                                              quarter beginning July 8, 2002 as to 7,500
                                              and beginning April 6, 2001 as to 1,667
                                              options.

Charles Shiu                  -0-      2,500  The vested and immediately exercisable                     *
                                              portion of options to purchase 10,000
                                              common shares at purchase prices of U.S.
                                              4.60 per share.  These remaining options
                                              vest at the rate of 8.3% per quarter
                                              beginning September 4, 2002.

Knockagh                  131,368     39,154  The vested and immediately exercisable                  5.23%
International Ltd. (1)              warrants  portion of warrants to purchase an
                                              aggregate of 41,350 common shares at a
                                              purchase price ranging between U.S.
                                              131.25 and U.S. $85.94.  The balance of
                                              the warrants vest at the rate of 8.3% per
                                              quarter beginning May 15, 2000.

All Officers and           67,903    128,802                                                          5.87%
Directors as a group
(10 persons)

----------------------
*  Less than 1%

(1) We believe that Moti Barkan is an affiliate of Knockagh International Ltd. Does not include options to purchase common shares held by Mr. Barkan.

7-B. RELATED PARTY TRANSACTIONS

     Not Applicable.

7-C. INTERESTS OF EXPERTS AND COUNSEL

     Not Applicable.

ITEM 8    FINANCIAL INFORMATION

8-A.      CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements are included in this Registration Statement, Form 20-F as Item 17.

LEGAL PROCEEDINGS

          There are currently two material claims pending against us. If we lose any of these suits or enter into settlements requiring us to pay cash or to issue any of our common shares, our liquidity and financial position will be adversely affected and our shareholders' ownership may be diluted.

(a)     Silva Run Litigation Matter

          In May 1996, Silva Run Worldwide Ltd. sued a number of individuals and corporations, including us, in the United States District Court for the Southern District of New York in connection with, among other things, Silva Run's purchase of 21,250 common shares (850,000 common shares prior common share consolidations) in August 1995. At the time of such purchase, we were operating a different business under our prior name, The Instant Publisher Inc., and a prior management group was running us. In this lawsuit, the plaintiff is seeking to cancel this stock purchase, alleging, inter alia:

          - that the plaintiff was fraudulently induced into the transaction by certain defendants other than us;
          - that the sale of our common shares was not in compliance with the Securities and Exchange Commission regulation governing the sale of those shares outside the United States; and
          - that we were the control person of other defendants who violated the Securities Act of 1933, as amended, in connection with the sale of our common shares, and thereby are required to cancel the transaction or are liable for damages under the control person provisions of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

          The plaintiff also sought punitive damages of U.S. $25,000,000 plus interest, attorneys' fees and costs.

          In April 1998, the court dismissed all claims against us except for the claims against us directly and as an alleged control person seeking either a reversal of the transaction, which would require us to buy back the 21,250 common shares (850,000 common shares prior all share consolidations) purchased by Silva Run, or damages. The plaintiffs then filed a second amended complaint in July 1998 which seeks approximately U.S. $3,700,000, as a refund or damages, plus interest, attorneys' fees, and costs, but no longer seeks punitive damages against us.

          On March 28, 2000, the court granted our motion to dismiss (and the other defendants' motions to dismiss) the second amended complaint, without prejudice to Silva Run's filing of a third amended complaint within 30 days. A third amended complaint was filed. We have filed a motion to dismiss the current complaint on the merits and on the ground that the third amended complaint was filed beyond the time limit set by the Court. While we intend to continue to vigorously defend this case, we may have to refund the U.S. $3,700,000 purchase price of the shares, or be assessed damages, either of which would have a material adverse effect on our liquidity and our ability to fund our business. It is possible that the dismissed claims may be reinstated and that either a judge or jury could impose punitive damages on us.

(b)  INSTANT PUBLISHER (ISRAEL) LITIGATION MATTER

          In May 2000, we were sued in the Ontario Superior Court of Justice, along with our wholly-owned Barbados subsidiary, The Instant Publisher Ltd., by Instant Publisher (Israel) Limited, a company not related to Diversinet. Instant Publisher (Israel) Limited is seeking damages of U.S. $1,533,950 for breach of an October 25, 1995 dealer agreement with our previous printing business regarding the distribution of printing equipment, and damages of U.S. $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs. Based on our preliminary evaluation of the merits of this claim, we filed a notice of intention to defend against the claim. If we are required to pay damages, this could have a material adverse effect on our liquidity and our ability to fund our business.

8-B.  SIGNIFICANT CHANGES

          On January 23, 2003 the Board of Directors approved a 1-for-10 reverse stock split of our outstanding common shares. This move followed a vote January 22, 2003, at the Annual and Special Shareholders' Meeting in which a majority of our shareholders authorized the board to effect the reverse stock split.

          As a result of the reverse stock split, effective on January 28, 2003, every ten shares of Diversinet common stock were exchanged for one share of Diversinet common stock. The reverse stock split affected all shares of common stock, stock options and warrants outstanding immediately prior to the effective time of the reverse stock split.

          There have been no other significant changes or events between October 31, 2002 and April 15, 2003.

ITEM 9    THE OFFER AND LISTING

9-A.  OFFER AND LISTING DETAILS

          Diversinet Corp.'s common shares traded on the Canadian Dealing Network until it ceased to operate in August of 2000. The following table lists the high, low, closing prices and the aggregate yearly trading volumes on the Canadian Dealing Network for shares of our common shares for the last five fiscal years ended October 31:

                CANADIAN DEALING NETWORK SHARES TRADING ACTIVITY


                                                  TRADING VOLUME
YEAR ENDED OCTOBER 31,  HIGH     LOW    CLOSING        (000)
----------------------  ------  ------  --------  ---------------
2002 . . . . . . . . .     N/A     N/A       N/A             N/A
2001  . . . . . . . . .    N/A     N/A       N/A             N/A
2000  . . . . . . . . .  66.75  $10.00  $      -          43,126
1999  . . . . . . . . .  18.00    1.40     17.25          17,040
1998  . . . . . . . . .  7.25     1.20      1.50           7,618

     The following table lists the high, low and closing prices on NASDAQ of our common shares for the last five fiscal years ended October 31:

            NASDAQ TRADING ACTIVITY (IN U.S. DOLLARS)
        ADJUSTED FOR REVERSE SPLIT ON JANUARY 28, 2003


                                                     TRADING
YEAR ENDED OCTOBER 31,   HIGH     LOW    CLOSING   VOLUME(000)
----------------------  -------  ------  --------  -----------
2002 . . . . . . . . .  $ 11.80  $ 2.30  $   3.00        2,443
2001 . . . . . . . . .    63.40    9.40     12.70          235
2000 . . . . . . . . .   498.80   43.80     61.30       27,280
1999 . . . . . . . . .   130.00    9.40    119.40        8,625
1998 . . . . . . . . .    53.80    6.30     13.10        4,401

     Diversinet Corp. has not been traded on The Canadian Dealing Network since it ceased to operate in August of 2000 so there has been no activity of our common shares for the last eight fiscal quarters. The following table lists the high, low and closing prices on NASDAQ of our common shares for the last eight fiscal quarters:

          NASDAQ TRADING ACTIVITY (IN U.S. DOLLARS)
      ADJUSTED FOR REVERSE SPLIT ON JANUARY 28, 2003


                                                     TRADING
QUARTER ENDED             HIGH    LOW    CLOSING   VOLUME(000)
-----------------------  ------  ------  --------  -----------
January  31, 2003 . . .  $ 6.10  $ 1.66  $   2.24          592
October 31, 2002. . . .    6.10    2.20      3.00           15
July 31, 2002 . . . . .    7.60    1.90      4.40           20
April 30, 2002. . . . .   10.80    3.80      6.30           46
January 31, 2002. . . .   18.50    9.50     10.70           41
October 31, 2001. . . .   26.40    9.40     12.70           28
July 31, 2001 . . . . .   38.00   13.70     23.90           30
April 30, 2001. . . . .   33.20   10.00     27.00           40
January 31, 2001. . . .   63.40   16.90     27.20        2,801

     The following table lists the high, low and closing prices on NASDAQ of our common shares for the last six months:

                    NASDAQ TRADING ACTIVITY (IN U.S. DOLLARS)
                 ADJUSTED FOR REVERSE SPLIT ON JANUARY 28, 2003


                                                   TRADING VOLUME
MONTH ENDED                HIGH    LOW   CLOSING        (000)
------------------------  -----  -----  --------  ---------------
March 2003 . . . . . . .  $1.83  $1.06  $   1.40         185,100
February 2003. . . . . .   2.25   1.05      1.55         119,700
January 2003 . . . . . .   4.40   1.66      2.24         240,340
December 2002. . . . . .   5.10   2.50      3.00             169
November 2002. . . . . .   6.10   2.80      4.60             182
October 2002 . . . . . .   3.50   2.20      3.00             101

     Our common shares are issued in registered form and the following information is taken from the records of ComputerShare Trust Company of Canada located in Toronto, Ontario, Canada, the registrar and transfer agent for our common shares.

     On January 3, 2003, the shareholders' list for our common shares showed 466 registered shareholders and 3,222,210 shares outstanding. Of the 466 registered shareholders, 364 list U.S. addresses, showing ownership of an aggregate of 2,121,879 shares, representing 66% of our outstanding common shares.

     We have not declared any dividends for the last seven years and do not anticipate that we will do so in the foreseeable future. Our present policy is to retain future earnings, if any, for use in our operations and the expansion of our business.

9-B. PLAN OF DISTRIBUTION

     Not Applicable.

9-C. MARKETS

     Our common shares began trading on the NASDAQ SmallCap MarketSM on June 20, 1995. Prior to December 3, 2002, our common shares traded on the NASDAQ SmallCap MarketSM under the symbol "DVNT". Effective December 3, 2002 our common shares trade under the symbol "DVNTC" with the exception of a 20 period from January 28, 2003 to February 25, 2003 when our common shares traded under the symbol "DVNTD".

     Prior to August 2000 our shares were also traded on the now defunct Canadian Dealers Network.

9-D. SELLING SHAREHOLDERS

          Not Applicable.

9-E. DILUTION

          Not Applicable.

9-F. EXPENSES  OF  THE  ISSUE

          Not Applicable.

ITEM 10.  ADDITIONAL  INFORMATION

10-A.     SHARE  CAPITAL

          Not Applicable.

10-B.     MEMORANDUM  AND  ARTICLES  OF  ASSOCIATION

1. Our Certificate of Incorporation No. is 1054873 (Ontario). Our objectives are not indicated on the registration form. However, our objective is to enable mobile e-commerce (m-commerce) services with our wireless security infrastructure solutions.

2. (a) A Director shall disclose in writing to us or request to have entered into the minutes of the meeting the nature and extent of his interest regarding any material contracts.
     (b)  Not Applicable.
     (c)  Not Applicable.
     (d) Not Applicable. Directors are appointed at the annual shareholders' meeting or appointed by special resolution.
     (e)  Not Applicable.
     (f)  Not Applicable.
     (g)  Not Applicable.
     (h)  Not Applicable.

10-C.     MATERIAL CONTRACTS

          We have not entered into any material contracts, other than contracts entered into in the ordinary course of business and those listed herein to which we are a party, for the two years immediately preceding publication of this Form 20-F.

10-D.     EXCHANGE CONTROLS

          The federal Investment Canada Act (the "ICA"), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian Business (as defined in the Investment Canada Act). Such an acquisition is either notifiable or reviewable depending on its structure and the value of the assets of the Canadian business being acquired. In effect, the ICA requires review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian that is a WTO Investor (as defined in the ICA) where: (i) in the case of a direct acquisition of control of a Canadian entity (i.e., through a share purchase), the assets of the entity carrying on the Canadian Business and of all other entities in Canada, the control of which is acquired exceeds $184 million (this threshold is adjusted annually for inflation and growth in Canada's domestic product); or (ii) in the case of a direct acquisition of assets of a Canadian Business (i.e., through an asset acquisition) the value of the assets used in carrying on the Canadian business exceeds $184 million. Indirect acquisitions (for example, the acquisition of the foreign parent of the Canadian business) of assets or indirect acquisitions of control by a WTO investor are not reviewable, but are still notifiable. Where an investor is not a WTO Investor, review is required where: (i) in the case of a direct acquisition of control of a Canadian Business, the value of the assets of the business and all other entities being acquired is $5 million or more; or
(ii) in the case of an indirect acquisition of control of a Canadian Business, where the Canadian Business has assets of $50 million or more in value; or (iii) in the case of an acquisition of assets of a Canadian Business, the assets represents more than 50% of the assets of the original group and the value of the acquired assets exceeds $5 million. These lower thresholds also apply, even where the investor is a WTO investor, where the Canadian Business is engaged in certain activities relating to "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio, production and distribution of music, uranium production, certain financial services or transportation services.

     In the context of Diversinet, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control in accordance with the ICA. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

     If an acquisition of control of a Canadian business by a non-Canadian is not reviewable, the ICA requires a formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

10-E.  TAXATION

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

     The following summary of the material Canadian federal income tax considerations generally applicable in respect of the holding and disposition of common shares reflects our opinion as of the date hereof. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances.

          This summary is applicable only to holders who are resident solely in the United States, have never been resident in Canada, deal at arm's length with us, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada.

          This summary is based upon the provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act" or "ITA") and the Canada-United States Tax Convention (the "Tax Convention") as at the date hereof and the current administrative practices of the Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

          This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common shares and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

DIVIDENDS

          In the case of any dividends paid to non-resident shareholders, we withhold the Canadian tax, which remits only the net amount to the shareholder. The rate of withholding tax is generally 25% but by virtue of Article X of the Tax Convention, the rate of tax on dividends paid to persons who are residents only of the United States for purposes of the Tax Convention is generally limited to 15% of the gross amount of the dividend (or 5% in the case of certain corporate shareholders owning at least 10% of our voting shares).

DISPOSITIONS

          A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a common share unless the share is "taxable Canadian property" to the holder thereof and the non-resident is not entitled to relief under a tax treaty. In the case of a non-resident holder to whom our common shares are taxable Canadian property and who is resident only in the United States for purposes of the Tax Convention, no tax under the ITA will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada. We believe that the value of our common shares is not derived from real property situated in Canada.

          Our common shares will be taxable Canadian property to a non-resident holder if, at any time during the period of sixty months immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder together with persons with whom the holder did not deal at arm's length owned 25% or more of our issued shares of any class or series. Holders to whom our common shares are taxable Canadian property and who are not entitled to relief under the Tax Convention should consult their own tax advisors in advance of any disposition of common shares.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

          The following is a discussion of material United States Federal income tax consequences generally applicable to a U.S. Holder (as defined below) of our common shares. This discussion does not address all potentially relevant Federal income tax matters, and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as, for example, tax-exempt organizations, qualified retirement plans, persons subject to alternative minimum tax, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee share options or otherwise as compensation. In addition, this discussion only applies to common shares held by U.S. Holders as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, and does not cover any state, local or foreign tax consequences.

          The following discussion is based upon the sections of the Internal Revenue Code, Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our common shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. HOLDERS

          As used herein, a "U.S. Holder" includes any person, with the exception of those subject to special provisions of Federal income tax law, who holds our common shares who is a citizen or resident of the United States, a partnership or corporation organized under the laws of the United States, an estate, the income of which is subject to United States federal income tax without regard to its source and a trust if a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person, and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States.

DISTRIBUTIONS ON OUR COMMON SHARES

          U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions (see more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to an U.S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for an U.S. Holder, which is a corporation. Dividends paid in Canadian dollars will be included in income in an U.S. dollar amount based on the exchange rate at the time of their receipt. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Canadian dollars received as a dividend which are converted into U.S. dollars on a date subsequent to receipt.

          Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of Diversinet. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

FOREIGN TAX CREDIT

          A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on an annual basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder United States income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income.

          In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. In certain circumstances, recently enacted legislation and other guidance issued by the United States Treasury may deny a United States holder foreign tax credits (and instead may allow deductions) for foreign taxes imposed on a dividend if the United States holder (i) has not held the common shares for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss; (ii) is obligated to make payments related to the dividends; or (iii) holds the common shares in arrangements in which the United States holder's expected economic profit, after non-U.S. taxes, is insubstantial.

          The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF OUR COMMON SHARES

          A U.S. Holder will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the our common shares. Any gain recognized on the sale or other disposition of common shares will generally be U.S. source income. Any loss recognized on the sale or other disposition of common shares will generally be U.S. source. However, such loss will be foreign source to the extent certain dividends were received by the U.S. Holder within the 24-month period proceeding the date on which the loss was recognized. This gain or loss will be capital gain or loss if the common shares are capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, a capital loss is deductible only to the extent of capital gains, plus ordinary income of up to U.S. $3,000; any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.
For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Internal Revenue Code), any unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. If the amount realized on a sale or exchange is not denominated in U.S. dollars, the amount realized will be equal to the U.S. dollar value thereof, determined at the spot rate on the date of the sale or exchange.

OTHER CONSIDERATIONS

          In the following three circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our common shares. Based on (a) the number of shareholders of our common shares, and (b) the majority ownership of our shares by Canadian residents, we do not believe that we are either a "Foreign Personal Holding Company" or a "Controlled Foreign Corporation." However, we do believe that we are likely to be treated as a "Passive Foreign Investment Company" for the taxable years 2000, 2001 and 2002.

FOREIGN PERSONAL HOLDING COMPANY

          If, at any time during a taxable year, more than 50% of the total combined voting power or the total value of our outstanding shares are owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g. from dividends received from unrelated persons), we would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold our common shares would be required to include in gross income for such year their allowable portions of such foreign personal holding company income to the extent that we do not actually distribute such income.

CONTROLLED FOREIGN CORPORATION

          If more than 50% of the voting power of all classes of shares or the total value of our shares is owned, directly or indirectly, by U.S. shareholders, each of whom own 10% or more of our voting shares ("U.S. Shareholders"), we could be treated as a "controlled foreign corporation" (a "CFC") under SubPart F of the Internal Revenue Code. If we were classified as a CFC and as a PFIC, CFC treatment would prevail with respect to U.S. Shareholders. CFC classification would effect many complex results including the required inclusion by such U. S. shareholders in income of their pro rata share: of "SubPart F Income" (as specially defined by the Internal Revenue Code) of Diversinet; and of our earnings invested in U.S. property. In addition, under Section 1248 of the Internal Revenue Code, gain from the sale or exchange of our common shares by a U.S. person who is or was a U.S. shareholder (as defined in the Internal Revenue Code) at any time during the five years period ending with the sale or exchange is generally treated as ordinary dividend income to the extent of our earnings and profits attributable to the shares sold or exchanged. Because of the complexity of SubPart F, and because it is not clear that we are a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

PASSIVE FOREIGN INVESTMENT COMPANY

          As stated above, we believe that we will not be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Internal Revenue Code, for our fiscal years 2000, 2001, and 2002.

          United States income tax legislation contains rules governing PFIC's, that can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Internal Revenue Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and some types of rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Based on these tests we do not meet the definition of a PFIC in 2000, 2001 or 2002.

          An U.S. Holder who holds shares in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. Federal income taxation under alternative tax regimes, depending upon whether such U.S. Holder makes elections. The following is a discussion of these alternative tax regimes as applicable to our U.S. Holders.

          A U.S. Holder of a PFIC who does not make either of the elections described below (a "Non-electing U.S. Holder") is subject to special taxation rules under Section 1291 of the Internal Revenue Code with respect to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his/her common shares and (ii) excess distributions by us, defined as any distribution received by a U.S. Holder from a PFIC in a taxable year that is greater than 125% of the average distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder's holding period for the shares.

          A Non-electing U.S. Holder generally would be required to include in income pro rata all gains realized on the disposition of his/her common shares and all excess distributions over the entire holding period for the PFIC common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is partially or wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

          If we are a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then we will continue to be treated as a PFIC with respect to such common shares, even if we are no longer a PFIC as defined above. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

          Under Section 1291(f) of the Internal Revenue Code, the Department of the Treasury has issued proposed regulations that would treat as taxable transfers of PFIC shares by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Special, generally adverse, rules will apply with respect to the common shares while the company is a PFIC. For example under
Section 1298(b)(6) of the Internal Revenue Code, a U.S. Holder who uses PFIC shares as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

          Alternatively, if we are a PFIC, an U.S. Holder (an "Electing U.S. Holder") who owns common shares is permitted generally to elect out of the tax treatment discussed above, if an U.S. Holder makes a mark-to-market election with respect to common shares. Under such election, an Electing U.S. Holder would generally recognize as ordinary income for each taxable year an amount equal to the excess, if any, of the fair market value of common shares as of the close of the taxable year over the Electing U.S. Holder's adjusted tax basis in such shares. An Electing U.S. Holder would generally be allowed an ordinary deduction (to the extent of any net mark-to-market gains recognized for prior taxable years) for the excess, if any, of the adjusted tax basis of the common shares over their fair market value as of the close of the taxable year. An Electing U.S. Holder's adjusted tax basis of the common shares would generally be adjusted to reflect the amounts included or deducted under the mark-to-market election. Additionally, any gain on the actual sale or other disposition of the common shares generally will be treated as ordinary income. Ordinary loss treatment also would generally apply to any loss realized on the actual sale or other disposition of the common shares to the extent that the amount of such loss did not exceed the net mark-to-market gains previously included with respect to such shares. An election to mark to market would generally apply to the taxable year made and all subsequent taxable years. A mark-to-market election is subject to complex and specific rules and requirements, and U.S. Holders are strongly urged to consult their tax advisors concerning such election if the company is classified as a PFIC.

          Finally, an U.S. Holder who elects in a timely manner to treat us as a "qualified electing fund" (a "QEF") as defined in the Internal Revenue Code would be subject to another set of special rules different from those described above. Although a QEF election may be beneficial to some U.S. Holders depending upon their particular tax situations, it requires us to make information available to such holders, and we do not intend to make such information available even if it is classified as a PFIC. Accordingly, the QEF election will not be available to U.S. Holders.

          The foregoing discussion is based on existing provisions of the Internal Revenue Code, existing and proposed regulations thereunder, and current administrative ruling and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no certainty that any of these proposed regulations will be enacted or promulgated and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders who are shareholders of Diversinet are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in us.

10-F.     DIVIDENDS AND PAYING AGENTS

          Not Applicable.

10-G.     STATEMENTS BY EXPERTS

          Not Applicable.

10-H.     DOCUMENTS ON DISPLAY

          Documents are available either on SEDAR or EDGAR.

10-I.     SUBSIDIARY INFORMATION

          Our consolidated financial statements include the accounts of Atria Limited, a 50% owned joint venture operating in Hong Kong and its wholly-owned inactive subsidiaries, Diversinet Corporation of America, a Delaware corporation, Diversinet Inc., an Ontario corporation, Diversinet (Israel) Ltd., an Israeli corporation and The Instant Publisher Ltd., a Barbados corporation. For the fiscal year ended October 31, 2003 our consolidated financial statements will also include the accounts of DSS, the wholly owned subsidiary we acquired in January 2003.

ITEM 11.  Quantitative and Qualitative Disclosure about Market Risk

          We believe that inflation has not had a material impact on our results of operations for each of our fiscal years in the three-year period ended October 31, 2002. However, there can be no assurance that future inflation would not have an adverse impact on our operating results and financial condition. We have limited market risk exposure since we do not have any outstanding variable rate debt or derivative financial and commodity instruments as of October 31, 2002.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITY HOLDERS AND USE OF PROCEEDS

          Not Applicable.

ITEM 15.  [RESERVED]

ITEM 16.  [RESERVED]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

          Our financial statements have been prepared in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP except as described in Note 15 to our 2002 consolidated financial statements. The differences between line items under Canadian GAAP and those as determined under U.S. GAAP are not significant except that, under U.S. GAAP, our total loss would be greater by $55,000 for the year ended October 31, 2002, greater by $56,000 for the year ended October 31, 2001, greater by $1,449,000 for the year ended October 31, 2000 and less by $179,000 and $4,131,000 for the years ended October 31, 1999 and October 31, 1998, respectively. Under U.S. GAAP share capital would be greater and deficit would be less by $41,249,000 for each of the years due to the elimination of reduction in stated capital offset against accumulated shareholders' deficit in March of 1999.

           Reference is made to our consolidated financial statements and related footnotes attached as an exhibit to this Report.

ITEM 18.  FINANCIAL STATEMENTS

          We have elected to provide financial statements pursuant to Item 17.

ITEM 19.  EXHIBITS

Financial Statements:
---------------------
     -    KPMG Auditors' Report dated November 22, 2002.

     -    Consolidated Balance Sheets as at October 31, 2001 and 2002.

     - Consolidated Statements of Loss and Deficit for the years ended October 31, 2000, 2001 and 2002.

     - Consolidated Statements of Cash Flows for the years ended October 31, 2000, 2001 and 2002.

     -    Notes to Consolidated Financial Statements.

Exhibits:
---------

1.1 Underwriting Agreement, dated as of June 12, 2000, between Diversinet and Tucker Anthony Incorporated.(1)

1.2        Private Agency Agreement between Allen & Company and Diversinet Corp.
           dated March 27, 2002.
           Form of Stock Purchase Agreement dated March 27, 2002.

5.1        Opinion of Lang Michener.(1)

10.1       Form of Diversinet General Product License & Support Agreement.(1)

23.2       Consent of Lang Michener (filed as part of Exhibit 5).

23.3       Consent of KPMG LLP.


(1)  Previously filed with prior year's Form 20-F

                                 SIGNATURE PAGE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, there unto duly authorized.

                                     DIVERSINET CORP.



                                     By:   /s/ NAGY MOUSTAFA
                                        ----------------------------------------
                                           Nagy Moustafa
                                           President and Chief Executive Officer

Dated:  April 28, 2003

Dated: April 28, 2003


                                 CERTIFICATIONS



I, Nagy Moustafa certify that:


1.   I have reviewed this annual report on Form 20-F of Diversinet Corp.;

2. Based on my knowledge, this amendment to the annual report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this amendment to the annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Diversinet Corp. as of, and for, the periods presented.

Dated: April 28, 2003 ---------------------




/s/ Nagy Moustafa
-------------------------------------------
Name:  Nagy Moustafa
Title: Chief Executive Officer



I David Hackett certify that:

1.   I have reviewed this annual report on Form 20-F of Diversinet Corp.;

2. Based on my knowledge, this amendment to the annual report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this amendment to the annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Diversinet Corp. as of, and for, the periods presented.

Dated: April 28, 2003 ---------------------



/s/ David Hackett
-------------------------------------------
Name:  David Hackett
Title: Chief Financial Officer

MANAGEMENT'S REPORT

     THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS AND ALL INFORMATION IN THE ANNUAL REPORT HAVE BEEN PREPARED BY MANAGEMENT AND APPROVED BY THE BOARD OF DIRECTORS OF THE COMPANY. THE CONSOLIDATED FINANCIAL STATEMENTS WERE PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND, WHERE APPROPRIATE, REFLECT MANAGEMENT'S BEST ESTIMATES AND JUDGEMENTS. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY, INTEGRITY AND OBJECTIVITY OF THE CONSOLIDATED FINANCIAL STATEMENTS WITHIN REASONABLE LIMITS OF MATERIALITY AND FOR THE CONSISTENCY OF FINANCIAL DATA INCLUDED IN THE TEXT OF THE ANNUAL REPORT WITH THAT CONTAINED IN THE CONSOLIDATED FINANCIAL STATEMENTS. TO ASSIST MANAGEMENT IN THE DISCHARGE OF THESE RESPONSIBILITIES, THE COMPANY MAINTAINS A SYSTEM OF INTERNAL CONTROLS DESIGNED TO PROVIDE REASONABLE ASSURANCE THAT ITS ASSETS ARE SAFEGUARDED, THAT ONLY VALID AND AUTHORIZED TRANSACTIONS ARE EXECUTED AND THAT ACCURATE, TIMELY AND COMPREHENSIVE FINANCIAL INFORMATION IS PREPARED AND DISCLOSED. CONSISTENT WITH THE CONCEPT OF REASONABLE ASSURANCE, THE COMPANY RECOGNIZES THAT THE RELATIVE COST OF MAINTAINING THESE CONTROLS SHOULD NOT EXCEED THEIR EXPECTED BENEFITS.

     THE COMPANY'S AUDIT COMMITTEE IS APPOINTED BY THE BOARD OF DIRECTORS ANNUALLY AND IS COMPRISED OF NON-MANAGEMENT DIRECTORS. THE AUDIT COMMITTEE MEETS WITH MANAGEMENT AS WELL AS WITH THE INDEPENDENT AUDITORS TO SATISFY ITSELF THAT MANAGEMENT IS PROPERLY DISCHARGING ITS FINANCIAL REPORTING RESPONSIBILITIES AND TO REVIEW THE CONSOLIDATED FINANCIAL STATEMENTS AND THE INDEPENDENT AUDITORS' REPORT. THE AUDIT COMMITTEE REPORTS ITS FINDINGS TO THE BOARD OF DIRECTORS FOR CONSIDERATION IN APPROVING THE CONSOLIDATED FINANCIAL STATEMENTS FOR PRESENTATION TO THE SHAREHOLDERS. THE INDEPENDENT AUDITORS HAVE DIRECT ACCESS TO THE AUDIT COMMITTEE.

     THE CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN AUDITED BY KPMG LLP, CHARTERED ACCOUNTANTS, ON BEHALF OF THE SHAREHOLDERS, IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THEIR REPORT OUTLINES THE SCOPE OF THEIR AUDIT AND EXPRESSES THEIR OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY.


/s/  Nagy Moustafa                      /s/  David Hackett

Nagy Moustafa                           David Hackett
President & Chief Executive Officer     Chief Financial Officer

KPMG

         KPMG LLP
         CHARTERED ACCOUNTANTS                      Telephone     (416) 228-7000
         Yonge Corporate Centre                     Telefax     (416) 228-7123
         4100 Yonge Street Suite 200                www.kpmg.ca
         North York ON M2P 2H3
         Canada

AUDITORS'  REPORT  TO  THE  SHAREHOLDERS
We have audited the consolidated balance sheets of Diversinet Corp. as at October 31, 2002 and 2001 and the consolidated statements of earnings and deficit and cash flows for each of the years in the three-year period ended
October 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2002 in accordance with Canadian generally accepted accounting principles.


/s/ KPMG LLP

Chartered  Accountants
Toronto,  Canada
November 22, 2002

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated November 22, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


/s/ KPMG LLP

Chartered  Accountants, Toronto,  Canada

DIVERSINET CORP.
Consolidated Balance Sheets
(In Canadian dollars)

October 31, 2002 and 2001

===========================================================================================================
                                                                                  2002           2001
-----------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
   Cash and cash equivalents                                                  $    953,272   $  3,061,844
   Short-term investments                                                        2,887,352      3,087,680
   Accounts receivable (including $172,503, $nil from joint venture, note 7)       416,070        274,521
   Other receivables                                                                24,952         99,469
   Prepaid expenses                                                                120,608        596,105
   -------------------------------------------------------------------------------------------------------
   Total current assets                                                          4,402,254      7,119,619

Capital assets, net (note 3)                                                     1,877,012      2,496,738

----------------------------------------------------------------------------------------------------------
Total assets                                                                  $  6,279,266   $  9,616,357
==========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                                           $    551,306   $  1,191,117
   Accrued liabilities (note 4)                                                  1,093,352      2,329,269
   Deferred revenue                                                                 14,452         43,843
   -------------------------------------------------------------------------------------------------------
   Total current liabilities                                                     1,659,110      3,564,229

Shareholders' equity:
   Share capital (note 5):
      Authorized:
       Unlimited common shares
     Issued and outstanding:
       32,222,084 common shares (2001 - 26,413,876)                             58,957,962     53,992,992
   Contributed surplus                                                              97,500         97,500
   Deficit                                                                     (54,435,306)   (48,038,364)
   -------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                       4,620,156      6,052,128

Future operations (note 1)
Commitments and contingencies (note 11)

----------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                    $  6,279,266   $  9,616,357
==========================================================================================================

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Mark Steinman                        /s/ Nagy Moustafa
           Mark Steinman, Director                      Nagy Moustafa, Director

DIVERSINET CORP.
Consolidated Statements of Earnings and Deficit
(In Canadian dollars)

Years ended October 31, 2002, 2001 and 2000

============================================================================================
                                                     2002           2001           2000
--------------------------------------------------------------------------------------------
Revenue (including $133,989, $199,925, $nil
         from joint venture, note 7)             $  1,117,785   $  1,220,981   $  2,636,180

Expenses:
   Research and development                         2,327,604      6,906,566      5,888,028
   Sales and marketing                              1,737,027      7,256,432      5,435,378
   General and administrative                       2,989,102      4,029,236      4,185,431
   Depreciation and amortization                      635,835      1,888,147      2,603,589
   Severance costs                                          -        730,000              -
   -----------------------------------------------------------------------------------------
                                                    7,689,568     20,810,381     18,112,426
--------------------------------------------------------------------------------------------
Loss before the following                          (6,571,783)   (19,589,400)   (15,476,246)

Interest income and other income                     (174,841)      (689,541)      (705,815)

Interest expense                                            -              -          6,777
--------------------------------------------------------------------------------------------

Loss from continuing operations                    (6,396,942)   (18,899,859)   (14,777,208)

Net loss from discontinued operations (note 14)             -              -       (250,000)
--------------------------------------------------------------------------------------------

Loss for the year                                  (6,396,942)   (18,899,859)   (15,027,208)

Deficit, beginning of year                        (48,038,364)   (29,138,505)   (14,111,297)

--------------------------------------------------------------------------------------------
Deficit, end of year                             $(54,435,306)  $(48,038,364)  $(29,138,505)
============================================================================================
Basic and diluted loss per share -
   continuing operations (note 6)                $      (0.22)  $      (0.72)  $      (0.63)
Basic and diluted loss per share (note 6)               (0.22)         (0.72)         (0.64)

============================================================================================

Weighted average number of
   common shares                                   29,716,924     26,376,480     23,534,438

============================================================================================

See  accompanying  notes  to  consolidated  financial  statements.

DIVERSINET CORP.
Consolidated Statements of Cash Flows
(In Canadian dollars)

Years ended October 31, 2002, 2001 and 2000


=============================================================================================
                                                       2002          2001           2000
---------------------------------------------------------------------------------------------
Cash provided by (used in):

Operating activities:
  Loss from continuing operations                  $(6,396,942)  $(18,899,859)  $(14,777,208)
  Items not involving cash:
    Depreciation and amortization                      635,835      1,888,147      2,603,589
    Foreign exchange gain on
     debenture                                               -              -        (78,864)
Interest on debenture                                        -              -          4,833
  Change in non-cash operating working capital:
    Accounts receivable                               (141,549)     1,383,227     (1,387,844)
    Other receivables                                   74,517         55,175        (82,699)
    Prepaid expenses                                   475,497        (28,635)      (375,700)
    Accounts payable                                  (639,811)       770,977        202,146
    Accrued liabilities                             (1,235,917)    (1,092,111)       692,233
    Deferred revenue                                   (29,391)       (39,493)        78,100
  -------------------------------------------------------------------------------------------
  Cash used in continuing operations                (7,257,761)   (15,962,572)   (13,121,414)

Financing activities:
  Issue of common shares, common share
    purchase options and warrants for cash           4,964,970        105,728     30,674,246
  -------------------------------------------------------------------------------------------
  Cash provided by financing activities              4,964,970        105,728     30,674,246

Investing activities:
  Short-term investments                               200,328     (3,087,680)             -
  Additions to capital assets                          (16,109)    (1,186,218)    (1,763,658)
  -------------------------------------------------------------------------------------------
  Cash provided by (used in) investing activities      184,219     (4,273,898)    (1,763,658)
  -------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash
  equivalents                                       (2,108,572)   (20,130,742)    15,789,174

Cash and cash equivalents, beginning of year         3,061,844     23,192,586      7,403,412

  -------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year             $   953,272   $  3,061,844   $ 23,192,586
=============================================================================================
Supplementary non-cash financing and
  investing activities:
    Conversion of convertible debenture            $         -   $          -   $  1,707,468
=============================================================================================

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.
Notes to Consolidated Financial Statements
(In Canadian dollars)

Years ended October 31, 2002, 2001 and 2000

Diversinet Corp. (the "Company"), an Ontario corporation, develops and markets security software products utilizing public-key infrastructure technology primarily for use within wireless mobile e-commerce applications, such as banking, stock trading, gaming and healthcare.

1.   FUTURE  OPERATIONS:

     These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation in the foreseeable future and be able to realize assets and satisfy liabilities in its normal course of business. Certain conditions and events exist that cast doubt on the Company's ability to continue as a going concern.

     The Company has incurred significant losses and used significant amounts of cash in operating activities in recent years.

     Continued operations depend upon the Company's ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities. There can be no assurance that the Company will be successful in obtaining additional financing.

     Should the Company be unable to generate positive cash flows from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate. These financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2.   SIGNIFICANT  ACCOUNTING  POLICIES:

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 15, conform in all material respects with accounting principles generally accepted in the United States. Significant accounting policies adopted by the Company are as follows:

     (a)  Basis  of  consolidation:

          The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company accounts for its interest in a joint venture by the proportionate consolidation method. All significant intercompany transactions and balances have been eliminated.

     (b)  Revenue  recognition:

          Revenue from software license agreements is recognized upon execution of a license agreement and the shipment of the software, as long as all vendor obligations have been satisfied, the license fee is fixed and determinable and collection of the license fees is probable. Revenue from the sale of additional software products is recognized as software is delivered.

          Revenue earned on software arrangements involving multiple elements (i.e., software products, upgrades/enhancements, post contract customer support, installation, training, etc.) is allocated to each element based on vendor specific objective evidence of relative fair value of the elements. When arrangements contain multiple elements and vendor specific objective evidence only exists for all undelivered elements, the Company recognizes revenue for the delivered elements using the residual method, whereby the total arrangement fee is assigned to the undelivered elements based on their fair value, with the residual assigned to the delivered elements and recognized. For arrangements containing multiple elements where vendor specific objective evidence does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until either vendor specific objective evidence exists for the remaining undelivered elements or all elements have been delivered. The revenue allocated to post contract customer support is recognized ratably over the term of the support and revenue allocated to service elements (such as training and installation) is recognized as the services are performed.

          The Company's sales arrangements generally include standard payment terms ranging up to 90 days dependant upon geographic location of the customer. The Company provides a limited product warranty, the costs of which are insignificant.

          Amounts received in advance of revenue recognition are recorded as deferred revenue.

     (c)  Cash  and  cash  equivalents:

          Cash and cash equivalents include cash on account and short-term investments in money market instruments with original maturities of 90 days or less when acquired.

     (d)  Short-term  investments:

          Short-term investments consist of bonds which are recorded at cost plus accrued interest.

     (e)  Investment  tax  credits:

          Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the consolidated statements of earnings and deficit as a reduction of related expenses in the year incurred. Assistance related to the acquisition of capital assets used for research and development is credited against the related capital assets. The Company has recorded no investment tax credits.

     (f)  Research  and  development  costs:

          Research costs are expensed as incurred. Software development costs are deferred once costs meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. Such deferred costs are amortized, commencing when the product is commercially released, on a straight-line basis over two years. The recoverability of any unamortized deferred development costs is reviewed on an ongoing basis.

     (g)  Purchased  technology:

          The Company capitalizes purchased technology and amortizes such costs over two years. The carrying value is assessed on a periodic basis to determine if a write-down is required.

     (h)  Foreign  currency  translation:

          Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Transactions in foreign currencies are translated into Canadian dollars at the approximate rates prevailing at the dates of the transactions. Foreign exchange gains and losses are included in loss for the year.

     (i)  Capital  assets:

          Capital assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided over the estimated useful lives of the assets at the following annual rates and bases:

          ======================================================================
          Asset                             Basis                   Rate
          ----------------------------------------------------------------------
          Computer hardware           Declining balance                      30%
          Computer software           Declining balance                      30%
          Furniture and fixtures      Declining balance                      20%
          Leasehold improvements      Straight-line           Over term of lease
          ======================================================================

          The Company regularly reviews the carrying values of its capital assets by comparing the carrying amount of the asset to the expected future undiscounted cash flows to be generated by the asset. If the carrying value exceeds the amount recoverable, a write-down of the asset to its estimated net recoverable amount is charged to the statements of earnings and deficit.

     (j)  Income  taxes:

          The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recognized at the enacted or substantively enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

     (k)  Earnings  per  share:

          Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and are calculated using the treasury stock method.

     (l)  Stock-based  compensation:

          The  Company has a stock-based compensation plan, as described in note
          12. No compensation expense is recognized when stock or stock options are issued to employees and consultants. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock option cancelled is charged to deficit.

     (m)  Use  of  estimates:

          The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

     (n)  Derivatives:

          From time to time the Company enters into forward exchange contracts to limit the Company's exposure to exchange rate fluctuations. As these contracts are accounted for as hedges, unrealized gains and losses are recognized in income on their settlement dates.

3.   CAPITAL ASSETS:
     ===========================================================================
                                                       Accumulated     Net book
     2002                               Cost          depreciation        value
                                                  and amortization
     ---------------------------------------------------------------------------
     Computer hardware              $  1,541,580  $         799,889  $  741,691
     Computer software                   695,587            354,755     340,832
     Furniture and fixtures              532,450            215,797     316,653
     Leasehold improvements              731,268            253,432     477,836
     ---------------------------------------------------------------------------
                                    $  3,500,885  $       1,623,873  $1,877,012
     ===========================================================================

     In 2002, depreciation and amortization expense amounted to $635,835.

     ===========================================================================
                                                    Accumulated        Net book
     2001                               Cost        depreciation          value
                                                  and amortization
     ---------------------------------------------------------------------------
     Computer hardware              $  1,550,159  $         516,417  $1,033,742
     Computer software                   689,927            215,268     474,659
     Furniture and fixtures              520,257            138,196     382,061
     Leasehold improvements              732,549            126,273     606,276
     ---------------------------------------------------------------------------
                                    $  3,492,892  $         996,154  $2,496,738
     ===========================================================================

In  2001,  depreciation  expense  and  amortization  amounted  to  $545,446.

4.   ACCRUED  LIABILITIES:
     ===========================================================================
                                                            2002        2001
     ---------------------------------------------------------------------------
     Remuneration                                        $  369,670  $1,328,200
     Professional fees                                      471,350     460,084
     Miscellaneous                                          252,332     540,985
     ---------------------------------------------------------------------------
                                                         $1,093,352  $2,329,269
     ===========================================================================

5.   SHARE  CAPITAL,  WARRANTS  AND  COMMON  SHARE  PURCHASE  OPTIONS:

     There are an unlimited number of authorized common shares with no par value.

     The following details the changes in issued and outstanding shares, compensation options and warrants for the three years ended October 31, 2002:

==============================================================================================================
                                               Compensation options and warrants           Common shares
--------------------------------------------------------------------------------------------------------------
                                                   Number              Amount            Number      Amount
--------------------------------------------------------------------------------------------------------------
Balance, October 31, 1999                           2,185,625   $            589,000   20,280,528  $20,916,550
Conversion of warrants (b)                           (300,000)              (468,000)     205,017      468,000
Conversion of warrants (c)                           (400,000)                     -      273,356            -
Conversion of debenture (b)                                 -                      -    1,050,102    1,707,468
Common share purchase warrants
      exercised (c)                                  (298,875)                     -      298,875    1,156,646
Compensation options exercised (c)                   (136,750)                     -      136,750      494,194
Stock options exercised and shares issued (e)               -                      -      656,131    2,022,253
Warrants (a)                                         (900,000)              (121,000)     900,000    3,428,500
Private placement (d)                                       -                      -    2,450,001   23,543,653
Settlement of litigation (note 10)                    263,500                      -      100,000      150,000
--------------------------------------------------------------------------------------------------------------
Balance, October 31, 2000 (f)                         413,500                      -   26,350,760   53,887,264
Stock options exercised and shares issued (e)               -                      -       63,116      105,728
--------------------------------------------------------------------------------------------------------------
Balance, October 31, 2001                             413,500                      -   26,413,876   53,992,992
Private placement (g)                               4,715,541                      -    5,808,208    4,964,970
--------------------------------------------------------------------------------------------------------------
Balance, October 31, 2002                           5,129,041   $                  -   32,222,084  $58,957,962
==============================================================================================================

     (a) On December 5, 1997, the Company received $1,295,000 (U.S. $900,000) from the issue and sale of 900,000 common shares and a warrant to purchase 900,000 common shares at a price of U.S. $2.50 per share until December 5, 1999. These warrants were exercised during the fiscal year ended October 31, 2000 and common shares were issued. Proceeds to the Company as a result of this exercise were $3,428,500.

     (b) During the year ended October 31, 1998, the Company completed a private placement of an unsecured convertible debenture (the "Convertible Debenture") in the principal amount of U.S. $2,000,000 and a non-redeemable warrant (the "Warrant") to purchase 300,000 common shares for total proceeds of U.S. $2,000,000. The Convertible Debenture was convertible until October 14, 2001 and bore interest at 3% per annum which was payable in cash or common shares, at the option of the Company. The Convertible Debenture was convertible at the holder's option into common shares of the Company at the lower of (a) U.S. $1.18 per share or (b) approximately 80% of the market price of the common shares at the time of conversion. The Warrant entitled the holder to purchase an aggregate of 300,000 of the Company's common shares at an exercise price of U.S. $1.18 per share until October 15, 2003.

          During fiscal 2000, the Convertible Debenture plus accrued interest were fully converted into common shares leaving a principal balance of nil. During fiscal 2000, the Warrant was converted to common shares for no additional consideration based on the prevailing market price at the time of conversion less U.S. $1.18.

     (c) On April 23, 1999, the Company completed a private placement offering of 2,134,000 special warrants. Each special warrant was offered at $3.45 and was exercisable at any time until October 23, 2000, for no additional consideration, to acquire one unit. Each unit consisted of one common share and one quarter of a common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one share for $3.87 until October 23, 2000. The gross proceeds of the offering were $7,362,300.

          The underwriter received commissions of 8% of gross proceeds for cash commission of $588,984 plus out-of-pocket expenses (approximately $285,170). The underwriter also received compensation options entitling them to purchase up to 213,400 units at a price of $3.45 per unit at any time prior to April 23, 2001, provided that if any compensation options are exercised after October 23, 2000, such options entitled the underwriter to receive only one common share per unit exercised.

          On July 23, 1999, the Company received a receipt for its prospectus qualifying the common shares to be issued in exchange for the special warrants. At that time, all special warrants were converted and the Company received the funds that were held in escrow. As part of the conversion, the Company issued 533,500 share purchase warrants exercisable upon payments of $3.87 per share until October 23, 2000. During fiscal 1999, 234,625 share purchase warrants were exercised, resulting in proceeds of $907,999 to the Company. During fiscal 2000, the remaining 298,875 warrants were exercised resulting in proceeds of $1,156,646 to the Company.

          The consent of the debentureholder was required to proceed with the private placement offering. In consideration for this consent, the Company issued to the debentureholder warrants to purchase up to 400,000 common shares at an exercise price of U.S. $4.50 expiring on April 23, 2001. During fiscal 2000, these warrants were converted to common shares for no additional consideration based on the prevailing market price of the common shares at the time of exercise less U.S. $4.50.

     (d) During July and August of 2000, the Company completed a private placement of 2,450,001 common shares for net proceeds of $23,543,653.

     (e) During 2000, 2001 and 2002, the Company granted options to certain employees, officers and directors under a share option plan (note 12), enabling them to purchase common shares of the Company.

     (f) Warrants outstanding as of October 31, 2001 and 2000 consist of 150,000 warrants issued in October 1999 as an exercise price of U.S. $13.13 per share, expiring October 2004 and 263,500 warrants issued in May 2000 at an exercise price of U.S. $8.59 per share, expiring May 2005.

     (g) On April 4, 2002, the Company completed a private placement of 5,186,708 units at a price of U.S. $0.60 per unit for gross proceeds before expenses of $4,979,235 (U.S. $3,112,022). Each unit was comprised of one common share and three-quarters of one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at a price of U.S. $0.72 per common share for a period of up to three years from April 4, 2002.

          The following consideration was issued to placement agents in connection with the private placement: (i) cash consideration of $224,640 (U.S.$140,400) plus out-of-pocket expenses of approximately U.S.$7,500; (ii) compensation options to purchase up to 234,000 units on the same terms as described above; (iii) 500,000 common share purchase warrants to purchase common shares at prices of U.S.$0.60 and U.S.$0.72 and expiring on April 2 and 3, 2005; (iv) 187,500 common share purchase warrants to purchase common shares at a price of U.S.$0.01 per common share.

          On April 8, 2002, the compensation options noted in (ii) above, were exercised and the Company issued 234,000 common shares and 175,500 common share purchase warrants to the placement agents.

          On May 8, 2002, upon issuance of the common share purchase warrants noted in (iv) above, the warrants were immediately exercised and the Company issued 187,500 common shares. The fair value of these warrants in the amount of $173,681 was recorded as share issue costs.

          On May 8, 2002, the Company issued an additional 200,000 units at a price of U.S.$0.60 per unit for gross proceeds of $188,400 (U.S.$120,000). Each unit was comprised of one common share and three quarters of one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of U.S.$0.72 for a period of three years from May 8, 2002.

6.   BASIC  AND  DILUTED  LOSS  PER  SHARE:

     Common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for the years ended October 31, 2002, 2001 and 2000. During these periods, options and warrants amounted to 2,569,793 (2001 - 2,985,175; 2000 - 2,529,031) and 5,129,041 (2001 - 413,500; 2000 -
     259,792),  respectively.

7.   INTEREST  IN  JOINT  VENTURE:

     On June 4, 2001, the Company entered into an agreement with an Asian company to establish a joint venture to conduct certain of the Company's Asian activities. Each party holds a 50% interest in the joint venture. These financial statements reflect the Company's proportionate interest in the joint venture's assets, liabilities, revenue and expenses.

     The following amounts included in the consolidated financial statements represent the Company's proportionate interest in the joint venture at October 31, 2002:

     ===========================================================================
                                                               2002         2001
     ---------------------------------------------------------------------------
     Cash                                                 $      78   $        -
     Accounts receivable                                      1,979            -
     Prepaid expenses                                           162        9,622
     Capital assets                                         405,207      523,138
     ---------------------------------------------------------------------------
     Total assets                                         $ 407,426   $  532,760
     ===========================================================================
     Accounts payable                                     $ 157,343   $  600,649
     Accrued liabilities                                      6,250       14,378
     ---------------------------------------------------------------------------
     Total liabilities                                    $ 163,593   $  615,027
     ===========================================================================
     Revenue                                              $   5,482   $        -
     Expenses                                              (297,171)   (483,472)
     ---------------------------------------------------------------------------
     Loss                                                 $(291,689)  $(483,472)
     ===========================================================================

     During fiscal 2002, the Company recognized revenue of $133,989 (2001 - $199,925) from sales to the joint venture. As at October 31, 2002, the Company had contributed approximately $990,700 (2001 - $401,000) into the joint venture. The Company has to date committed to contribute an additional $27,000 to the joint venture for the Company's proportionate share of the joint venture requirements. This amount is expected to be contributed within the next six months.

8.   INCOME  TAXES:

     The tax effects of significant temporary differences representing future tax assets is as follows:

     ==================================================================================
                                                               2002           2001
     ----------------------------------------------------------------------------------
     Future tax assets:
     Operating loss carryforwards                          $ 17,496,136   $ 24,762,785
     Capital loss carryforwards                               1,018,332      1,119,902
     Share issue costs                                          546,030        982,616
     Capital assets, accounting basis less than tax basis     5,095,400      5,327,984
     ----------------------------------------------------------------------------------
                                                             24,155,898     32,193,287
     Valuation allowance                                    (24,155,898)   (32,193,287)
     ----------------------------------------------------------------------------------
     Net future tax assets                                 $          -   $          -
     ==================================================================================

     In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

     At October 31, 2002, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $42,668,000. These losses expire in the following fiscal years:

     ===========================================================================
     2003                                                            $ 6,052,000
     2004                                                              1,211,000
     2005                                                              3,700,000
     2006                                                              5,510,000
     2007                                                              7,589,000
     2008                                                             14,283,000
     2009                                                              4,323,000
     ---------------------------------------------------------------------------
                                                                     $42,668,000
     ===========================================================================

     The Company also has non-capital losses available for carryforward for United States income tax purposes amounting to $2,659,000, expiring between 2018 and 2020.

9.   SEGMENTED  INFORMATION:

     The Company operates in a single reportable operating segment. This segment derives its revenue from the sale of security software and related products and services. As at October 31, 2000, substantially all the assets related to the Company's operations were located in Canada. As at October 31, 2001 and 2002, substantially all the assets related to the Company's operations were located in Canada with the exception of the assets held within the joint venture, as disclosed in note 7, which were located in Asia.

     A summary of sales to major customers that exceeded 10% of total sales during each of the years in the three-year period ended October 31, 2002, and the approximate amount due from these customers, as of October 31, 2002, are as follows:

     ===========================================================================
                                                      Sales             Accounts
                                             2002     2001     2000   receivable
     ---------------------------------------------------------------------------
     Customer 1                                -          -     24%  $         -
     Customer 2                                -         40%     -             -
     Customer 3                               12%        19%     -       134,553
     Customer 4                               25%        17%     -             -
     Customer 5                               28%         -      -       156,000
     Customer 6                               17%         -      -        81,900
     ===========================================================================

     The Company does not consider itself to be economically dependent on any single customer or supplier.

     Revenue is attributable to geographic location based on the location of the customer, as follows:

     ===========================================================================
                                                2002        2001        2000
     ---------------------------------------------------------------------------
     Sales:
       United States                         $   27,162  $  294,650  $1,464,630
       Canada                                   321,304     213,295     308,000
       Other                                     70,950      44,156     863,550
       Asia                                     698,369     668,880           -
     ---------------------------------------------------------------------------
                                             $1,117,785  $1,220,981  $2,636,180
     ===========================================================================

10.  SETTLEMENT  OF  LITIGATION:

     During fiscal 2000, the Company settled a lawsuit involving the Company, among others, relating to 2,558,679 common shares issued as partial consideration for technology acquired in 1996. The suit dealt with the movement of the common shares after the Company had fulfilled its obligation under the acquisition agreement by issuing the shares in the name of two parties in accordance with the acquisition agreement.

     As part of the settlement, the Company issued 300,000 common shares and a warrant to acquire 150,000 common shares at an exercise price of U.S.$13.13 per share over a three-year period. The common shares were valued at U.S.$14.50 representing the market price at the time that the terms of the settlement were agreed upon by the parties. The estimated costs of this settlement of $6,394,090 were accrued in fiscal year 1999. During the fiscal year ended October 31, 2000, under the terms of the settlement, a second warrant was issued to acquire 263,500 common shares at an exercise price of U.S.$8.59 per share, exercisable over a three-year period.

     During the year ended October 31, 2000, the Company also settled a lawsuit brought against it by a former employee of the Company alleging breach of contract for failing to honour a certain share option agreement. Under terms of the settlement, the Company confirmed and continued options to acquire 100,000 of the Company's common shares. These options were exercised during fiscal 2000.

11.  COMMITMENTS  AND  CONTINGENCIES:

     (a)  Litigation:

          Management is of the opinion that the claims listed below are without merit and will not materially impact the Company. As a result, no provision for loss has been made in these consolidated financial statements.

          (i) The Company has been served with a statement of complaint, as a co-defendant, wherein the plaintiff is seeking rescission of an international offering private placement transaction it entered into with the Company in August 1995, in which the plaintiff purchased 212,500 common shares (850,000 common shares prior to a one-for-four reverse split) from the Company for U.S.$3,700,000. The plaintiff is also seeking damages in the amount of U.S.$3,700,000 plus interest and costs. This claim has previously been dismissed twice and the Company has filed a motion to dismiss this claim again.

          (ii) During fiscal 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged that the Company breached a dealer agreement entered into in 1995 by the Company's former printing business and is seeking damages of U.S.$1,533,950 and damages of U.S.$25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs.

        (iii) In addition to the above, in the ordinary course of business, the Company and its subsidiaries have legal proceedings brought against them.

     (b)  Lease  commitments:

          Total future minimum lease payments including operating costs are as follows:

          ======================================================================
          2003                                                        $  553,788
          2004                                                           482,185
          2005                                                           482,185
          2006                                                           398,091
          ----------------------------------------------------------------------
                                                                      $1,916,249
          ======================================================================

12.  STOCK  INCENTIVE  PLAN:

     The Company grants options to certain employees, officers, directors and consultants under a share option plan (the "Plan"), enabling them to purchase common shares of the Company. The exercise price of an option under the Plan may not be less than the current market price of common shares on the day immediately proceeding the day the share option was granted. The Plan provides that the number of common shares reserved for issuance under the Plan shall not exceed 6,100,000 common shares. These options generally vest on a quarterly basis over three years and expire five years after the date of grant. As at October 31, 2002, the number of common shares reserved for future issues of stock options amounts to 1,082,291.

     The following table summarizes information about stock options outstanding at October 31, 2002:

========================================================================================================================
                                             Options outstanding                                 Options vested
-------------------------------------------------------------------------------------  ---------------------------------
                                               Weighted average    Weighted average                   Weighted average
Range of exercise price U.S.        Number        remaining      exercise price U.S.     Number     exercise price U.S.
[Cdn.]                            outstanding  contractual life         [Cdn.]         exercisable         [Cdn.]
-------------------------------------------------------------------------------------  ---------------------------------

0.23 - $0.61 [$0.36 - $0.96]         850,350              4.64  $       0.40 [$0.63]       64,750  $       0.43 [$0.68]
1.06 - $1.94 [$1.66 - $3.05]         986,258              1.99  $       1.35 [$2.12]      763,190          1.31 [$2.06]
2.05 - $3.15 [$3.22 - 4.95]          640,267              2.70  $       2.30 [$3.61]      429,871  $       2.32 [$3.64]
4.00 - $9.66 [$6.28 - $15.17]        281,014              2.23  $      6.43 [$10.10]      239,761  $       6.33 [$9.94]
11.38 - 41.69 [$17.87 - $65.45]      111,904              2.13  $     12.91 [$20.27]      102,323  $     12.86 [$20.19]
-------------------------------------------------------------------------------------  ---------------------------------
                                    2,869,793              2.96  $       2.23 [$3.50]    1,599,895  $       3.04 [$4.77]
========================================================================================================================

Changes for the employee stock option plan during the years ended October 31, 2002 and 2001 were as follows:

=====================================================================================================================
                                                            2002                               2001
---------------------------------------------------------------------------------  ---------------------------------
                                                               Weighted average                   Weighted average
                                                 Number of   exercise price U.S.    Number of   exercise price U.S.
                                                  shares            [Cdn.]           shares            [Cdn.]
---------------------------------------------------------------------------------  ---------------------------------

Options outstanding, beginning of year           3,686,256   $        5.15 [8.13]   3,275,045   $       7.75 [10.87]
Options granted                                    891,350            0.44 [0.69]   1,863,280            2.15 [3.40]
Options exercised                                        -                      -     (63,116)           1.10 [1.73]
Options cancelled                               (1,707,813)          7.59 [11.92]  (1,388,953)           6.26 [9.91]
---------------------------------------------------------------------------------  ---------------------------------
Options outstanding, end of year                 2,869,793            2.23 [3.50]   3,686,256            5.15 [8.13]
=================================================================================  =================================
Options exercisable, end of year                 1,599,895   $        3.04 [4.77]   1,874,909   $        5.46 [8.63]
=================================================================================  =================================
Weighted average fair value of options granted
during the year                                              $        0.24 [0.38]               $        1.57 [2.48]
=================================================================================  =================================

13.  FINANCIAL  INSTRUMENTS  AND  RISK  MANAGEMENT:

     The Company is exposed to the following risks related to financial assets and liabilities:

     (a)  Currency  risk:

          The Company is subject to currency risk through its activities in United States, United Kingdom, Europe and Asia. Unfavourable changes in the exchange rate may affect the operating results of the Company.

          The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into forward exchange contracts to mitigate the associated risks.

          A significant portion of the Company's cash balance is denoted in U.S. dollars. To limit the Company's exposure to exchange rate fluctuations, the Company uses financial instruments to reduce risks associated with the exchange rate and is committed under various forward exchange contracts to sell U.S.$330,000 for each of the next three months ending January 31, 2003 at exchange rates ranging from $1.540 to $1.541. As at October 31, 2002, the exchange rate was $1.57. These financial instruments are subject to normal credit standards, financial controls, risk management and monitoring procedures. As at October 31, 2002, the net unrealized gain on these contracts was insignificant.

     (b)  Fair  values:

          The fair values of the Company's current financial instruments approximate their carrying amounts due to their short-term nature.

     (c)  Credit  risk:

          Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents, short-term investments and accounts receivable. Cash equivalents and short-term investments are maintained at high-quality financial institutions.

          The Company generally does not require collateral for sales on credit. The Company closely monitors extensions of credit. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

14.  DISCONTINUED  OPERATIONS:

     During 1997, the Company decided to divest its IPS 950 division, which was involved in the marketing and sale of high technology instant digital printing systems to the on-demand print and graphics industry.

     On January 30, 1998, the Company sold its IPS 950 division for total proceeds of $3.2 million consisting of: (a) $1.1 million in cash, (b) a $0.4 million eight-month promissory note, and (c) a $1.7 million promissory note payable as the purchaser sells and is paid for such division's inventory. The purchaser subsequently entered bankruptcy proceedings and did not fulfil its obligation to repay the $0.4 million promissory note or the $1.7 million promissory note. The Company does not expect repayment of these notes and, accordingly, they were written off in 1999.

     The carrying value of income taxes recoverable related to investment tax credits for the IPS 950 division in 2000 was nil (1999 - $250,000). The investment tax credits related to the 1993 and 1994 fiscal years. As a result of a reassessment issued by Canada Customs and Revenue Agency during the year ended October 31, 2000, the income tax recoverable was determined to have no value and was written off.

15. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP"):

     The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Material differences between Canadian and United States generally accepted accounting principles are described below.

==============================================================================================
                                                       2002           2001           2000
----------------------------------------------------------------------------------------------
Share capital:
  Canadian GAAP                                    $ 58,957,962   $ 53,992,992   $ 53,887,264
  Elimination of reduction of share capital (a)      41,248,993     41,248,993     41,248,993
----------------------------------------------------------------------------------------------
U.S. GAAP                                          $100,206,955   $ 95,241,985   $ 95,136,257
==============================================================================================


Deficit and comprehensive loss:
  Canadian GAAP                                    $(54,435,306)  $(48,038,364)  $(29,138,505)
  Elimination of reduction of share capital (a)     (41,248,993)   (41,248,993)   (41,248,993)
  Compensation expense (b)                           (1,560,721)    (1,505,557)    (1,449,078)
----------------------------------------------------------------------------------------------
U.S. GAAP                                          $(97,245,020)  $(90,792,914)  $(71,836,576)
==============================================================================================
Consolidated statements of loss:
  Loss from continuing operations
    under Canadian GAAP                            $ (6,396,942)  $(18,899,859)  $(14,777,208)
  Compensation expense (b)                              (55,164)       (56,479)    (1,449,078)
  --------------------------------------------------------------------------------------------
Loss from continuing operations
  under U.S. GAAP                                    (6,452,106)   (18,956,338)   (16,226,286)
Loss from discontinued operations (note 14)                   -              -       (250,000)
----------------------------------------------------------------------------------------------
Loss under U.S. GAAP                               $ (6,452,106)  $(18,956,338)  $(16,476,286)
==============================================================================================
Basic and diluted Loss per share under U.S. GAAP   $      (0.22)  $      (0.72)  $      (0.70)
==============================================================================================

     (a)  Share  capital  and  deficit:

          On March 1, 1999, the shareholders approved a resolution to reduce the stated capital of the Company by $41,248,993 to eliminate the deficit as at October 31, 1999. Under Canadian GAAP, a reduction of the share capital of outstanding common shares is allowed with a corresponding offset to deficit. This reclassification, which the Company made in 2000 to eliminate the deficit that existed at October 31, 1999, did not meet the criteria specified by U.S. GAAP and results in an increase to share capital with a corresponding increase in deficit of $41,248,993.

     (b)  Options  to  consultants:

          Under Canadian GAAP, the Company does not recognize compensation expense when stock or stock options are issued to consultants. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital. Under U.S. GAAP, the Company records compensation expense for stock or stock options granted in exchange for services from consultants. During the year ended October 31, 2000, the Company issued 177,500 stock options to consultants and has recorded $286,578 as compensation expense for the services rendered. In addition, the Company recorded compensation expense in the amount of $1,162,500, which is the difference between the exercise price and the share price at the settlement date of the lawsuit, as described in note  10.

          During the year ended October 31, 2001, the Company issued 50,000 stock options to consultants. The Company has recorded compensation expense of $56,479, of which $13,912 relates to the options issued in fiscal 2001 to consultants.

          During the fiscal year 2002, the Company has recorded compensation expense of $55,164 relating to options granted to consultants.

     (c)  Interest  in  joint  venture:

          Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for on the equity basis. However, as allowed by the Securities and Exchange Commission ("SEC"), reclassification is not required in a SEC filing when specified criteria are met and information disclosed. These criteria have been met and the information is disclosed in note 7.

          Although the adoption of proportionate consolidation has no impact on net earnings or shareholders' equity, it does increase assets, liabilities, revenue, expenses and cash flows from operations from those amounts otherwise reported under U.S. GAAP.

     (d)  Short-term  investments:

          Short-term investments consist of corporate debt securities. For U.S. GAAP purposes, the Company classifies its debt securities as available-for-sale, which are recorded at fair value.

          Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. During the periods presented, there have been no unrealized holding gains or losses on short-term investments.

          A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

     (e)  Notes  to  consolidated  financial  statements:

          In order to comply with U.S. GAAP, the following notes to the consolidated financial statements would need to be added:

          (i)  Stock-based  compensation  plan:

               Under U.S. GAAP, for any stock options with an exercise price that is less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant is recorded as compensation expense ("intrinsic value-based method"). As the Company grants stock options at the fair market value of the shares on the day immediately preceding the date of the grant of the options, no compensation expense is recognized under the intrinsic value-based method.

               SFAS No. 123, Accounting for Stock-Based Compensation, requires pro forma disclosures of net income and earnings per share, as if the fair value-based method as opposed to the intrinsic value-based method of accounting for employee stock options had been applied. The disclosures in the following table show the Company's loss for the year and loss per share on a pro forma basis using the fair value method as determined by using the Black-Scholes option-pricing model. Assumptions used when valuing the options at their date of grant using in the Black-Scholes option pricing model include: risk-free interest rate of 3.092%, estimated life of three years, expected divided yield of 0% and volatility of 150%.

=====================================================================================
                                              2002           2001           2000
-------------------------------------------------------------------------------------
Loss under U.S. GAAP                      $ (6,452,106)  $(18,956,338)  $(16,476,286)
Pro forma loss under U.S. GAAP             (13,153,667)   (25,275,143)   (22,638,303)
Pro forma loss per common share:
   Basic and diluted                             (0.44)         (0.96)         (0.96)
=====================================================================================
Weighted average number of common shares    29,716,924     26,376,480     23,534,438

          (ii) Recent  accounting  pronouncements:

               In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Tangible Assets." SFAS No. 141 provides new guidance on the accounting for a business combination at the date a business combination is completed. Specifically, it requires use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling-of-interests method. SFAS No. 142 establishes new guidance on how to account for goodwill and intangible assets after a business combination is completed. Among other things, it requires that goodwill and certain other intangible assets will no longer be amortized and will be tested for impairment at least annually and written down only when impaired. This statement will apply to existing goodwill and intangible assets, beginning with fiscal years starting after December 15, 2001. The Company does not believe that the adoption of SFAS 141 and 142 will have a material impact on its consolidated financial statements.

               In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and related literature and establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The Company is required to adopt SFAS No. 144 no later than January 1, 2002. The Company does not believe that the adoption of SFAS No. 144 will have a material impact on its consolidated financial statements.

               In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which requires companies to recognized costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not believe that adoption of SFAS No. 146 will have a material effect on its results of operations and financial position.

               In December 2001, the Accounting Standards Board in Canada issued CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. It applies to transactions in which shares of common stock, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments. The Company will adopt Section 3870 for its fiscal year beginning November 1, 2002. The Company does not believe that the adoption of this standard will have a material impact on the Company's financial position or results of operations.