Form 20-F
period 2003-12-31
DIVERSINET CORP
filed 2004-04-15
CIK 918387

As filed with the Securities and Exchange Commission on April 9, 2004



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

                                       or

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

                   For the fiscal year ended December 31, 2003

                                       or

[x]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                        EXCHANGE ACT OF 1934, AS AMENDED

       For the transition period from October 31, 2003 to December 3, 2003


                         Commission file number: 0-23304

                                DIVERSINET CORP.

                           Province of Ontario, Canada

         2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual
Report: 11,043,027 Common Shares as of December 31, 2003

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



PART I                                                                                               Page
ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS................................4

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE..............................................4

ITEM 3.           KEY INFORMATION......................................................................4

ITEM 3. (A)       SELECTED FINANCIAL DATA..............................................................4

ITEM 3. (B)       CAPITALIZATION AND INDEBTEDNESS......................................................5

ITEM 3. (C)       REASONS FOR THE OFFER AND USE OF PROCEEDS............................................5

ITEM 3. (D)       RISK FACTORS.........................................................................5

ITEM 4.           INFORMATION ON DIVERSINET...........................................................11

ITEM 4. (A)       HISTORY AND DEVELOPMENT OF DIVERSINET...............................................11

ITEM 4. (B)       BUSINESS OVERVIEW...................................................................11

ITEM 4. (C)       ORGANIZATIONAL STRUCTURE............................................................23

ITEM 4. (D)       PROPERTY, PLANT AND EQUIPMENT.......................................................24

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................................24

ITEM 5. (A)       OPERATING RESULTS...................................................................25

ITEM 5. (B)       LIQUIDITY AND CAPITAL RESOURCES.....................................................28

ITEM 5. (C)       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ET CETERA...........................28

ITEM 5. (D)       TREND INFORMATION...................................................................29

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES.........................................29

ITEM 6. (A)       DIRECTORS AND SENIOR MANAGEMENT OF THE REGISTRANT...................................30

ITEM 6. (B)       COMPENSATION........................................................................30

ITEM 6. (C)       BOARD PRACTICES.....................................................................32

ITEM 6. (D)       EMPLOYEES...........................................................................32

ITEM 6. (E)       SHARE OWNERSHIP.....................................................................32

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................................33

ITEM 7. (A)       MAJOR SHAREHOLDERS..................................................................33

ITEM 7. (B)       RELATED PARTY TRANSACTIONS..........................................................35

ITEM 7. (C)       INTERESTS OF EXPERTS AND COUNSEL....................................................35

ITEM 8.           FINANCIAL INFORMATION...............................................................35

ITEM 8. (A)       FINANCIAL INFORMATION...............................................................35

ITEM 8. (B)       SIGNIFICANT CHANGES.................................................................36

ITEM 9.           THE OFFER AND LISTING...............................................................36

ITEM 9. (A)       OFFER AND LISTING DETAILS...........................................................36

ITEM 9. (B)       PLAN OF DISTRIBUTION................................................................37

ITEM 9. (C)       MARKETS.............................................................................37

ITEM 9. (D)       SELLING SHAREHOLDERS................................................................37

ITEM 9. (E)       DILUTION............................................................................37

ITEM 9. (F)       EXPENSES OF THE ISSUE...............................................................37

ITEM 10.          ADDITIONAL INFORMATION..............................................................37

ITEM 10. (A)      SHARE CAPITAL.......................................................................37

ITEM 10. (B)      MEMORANDUM AND ARTICLES OF ASSOCIATION..............................................37

ITEM 10. (C)      MATERIAL CONTRACTS..................................................................38

ITEM 10. (D)      EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITYHOLDERS...................38

ITEM 10. (E)      TAXATION............................................................................39

ITEM 10. (F)      DIVIDENDS AND PAYING AGENTS.........................................................43

ITEM 10. (G)      STATEMENT BY EXPERTS................................................................43

ITEM 10. (H)      DOCUMENTS ON DISPLAY................................................................43

ITEM 10. (I)      SUBSIDIARY INFORMATION..............................................................43

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........................43

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES .............................43

                                                      PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................................44

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS........44

ITEM 15.          [RESERVED]..........................................................................44

ITEM 16.          [RESERVED]..........................................................................44

                                                     PART III

ITEM 17.          FINANCIAL STATEMENTS................................................................44

ITEM 18.          FINANCIAL STATEMENTS................................................................44

ITEM 19.          EXHIBITS............................................................................44

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable.

ITEM 3.  KEY INFORMATION

3-A.     Selected Financial Data

The selected financial data for fiscal years ended October 31, 1999, 2000, 2001 and 2002, for the twelve months ended October 31, 2003 and for the fourteen months ended December 31, 2003 are derived from our audited financial statements. The selected financial data for the two months ended December 31, 2003 are derived from our unaudited financial statements. During 2003 we changed our fiscal year from October 31st to December 31st. The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto and "Operating Results" appearing in Item 5-A. of this annual report. As a result of a number of circumstances, including the current year financing activities, the acquisition of DSS and Caradas and the U.S. dollar becoming the primary currency in which most of the Company's business is transacted, effective October 1, 2003, the Company adopted the U.S. dollar as its measurement and reporting currency for preparation of its consolidated financial statements. In addition, except where otherwise indicated, all financial information is presented in United States dollars.

Our financial statements have been prepared in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP except as described in Note 15 to our 2003 consolidated financial statements. The differences between line items under Canadian GAAP and those as determined under U.S. GAAP are not significant except that, under U.S. GAAP, our total loss would be greater by $nil for the fourteen month period ended December 31, 2003 and the twelve month period ended October 31, 2003, $35,000 for the year ended October 31, 2002, greater by $37,000 for the year ended October 31, 2001, greater by $983,000 for the year ended October 31, 2000 and less by $120,000 for the year ended October 31, 1999. Under U.S. GAAP share capital would be greater and deficit would be less by $30,089,000 for each of the years due to the elimination of reduction in stated capital offset against accumulated shareholders' deficit in March of 1999.

Selected Financial Data Ended December 31, 2003 and Years Ended October 31, 2003, 2002, 2001, 2000, 1999 and 1998

                       (in $000's, except per share data)

                               Fourteen                Twelve
                                Months   Two Months    Months
                                Ended       Ended       Ended
                             December 31 December 31  October 31                Fiscal Year Ended October 31
                              --------    --------    --------    --------------------------------------------------------
                                 2003       2003        2003        2002        2001        2000        1999       1998
                              --------    --------    --------    --------    --------    --------    --------    --------
                                                      (In accordance with Canadian GAAP)
Revenue ...................   $  8,563    $  1,454    $  7,108    $    710    $    793    $  1,787    $    164    $      0
Loss from Continuing ......     (5,618)       (784)     (4,840)     (4,065)    (12,272)    (10,019)     (9,230)     (5,273)
Operations
Net loss from Discontinued           0           0           0           0           0        (170)       (190)       (470)
Operations
Net Loss ..................     (5,618)       (784)     (4,840)     (4,065)    (12,272)    (10,189)     (9,420)     (5,743)
Weighted Average no. of ...      6,478      11,043       5,715       2,972       2,638       2,353       1,674       1,533
shares (000's)
Loss Per Share - Continuing      (0.87)      (0.07)      (0.85)      (1.37)      (4.65)      (4.27)      (5.47)      (3.42)
Operations
Net Loss Per Share ........      (0.87)      (0.07)      (0.85)      (1.37)      (4.65)      (4.34)      (5.61)      (3.76)
Dividends Per Share .......       0.00        0.00        0.00        0.00        0.00        0.00        0.00        0.00
Working Capital (Deficit) .        452         452       1,114       1,752       2,253      14,135       3,389       1,709
Long-term Investment ......          0           0           0           0           0           0           0          65
Long-term Liabilities .....        300         300         300           0           0           0         966       1,329
Shareholders' Equity ......      7,647       7,647       8,462       2,950       3,835      16,223       5,338       2,428
Total Assets ..............     11,004      11,004      12,099       4,009       6,093      18,786       8,311       4,768
Share Capital .............     49,191      49,191      49,202      40,678      34,212      35,186      14,220      28,330

                                                                (In accordance with U.S. GAAP)

                                      Fourteen                Twelve
                                       Months   Two Months    Months
                                       Ended       Ended       Ended
                                    December 31 December 31  October 31                Fiscal Year Ended October 31
                                      -------     -------     -------     -------------------------------------------------------
                                       2003        2003        2003        2002        2001        2000        1999        1998
                                      -------     -------     -------     -------     -------     -------     -------     -------
Loss from Continuing .............     (5,618)       (783)     (4,834)     (4,100)    (12,309)    (11,002)     (9,110)     (2,450)
Operations
Net Loss from Discontinued .......          0           0           0           0           0        (170)       (190)       (470)
Operations
Net Loss .........................     (5,618)       (783)     (4,840)     (4,100)    (12,309)    (11,171)     (9,301)     (2,920)
Loss Per Share - Continuing ......      (0.87)      (0.07)      (0.85)      (1.38)      (4.67)      (4.68)      (5.47)      (1.57)
Operations
Net Loss Per Share ...............      (0.87)      (0.07)      (0.85)      (1.38)      (4.67)      (4.75)      (5.54)      (1.91)
Long-term Liabilities ............        300         300         300           0           0           0       1,158       1,719
Shareholders' Equity .............      6,655       6,655       7,471       1,958       2,881      15,277       5,147       2,010
Total Assets .....................     11,004      11,004      12,099       4,009       6,093      18,786       8,311       4,738
Share Capital ....................     79,281      79,281      79,291      70,767      60,348      62,119      42,261      28,893


At our March 1999 Annual Meeting, our shareholders approved a resolution providing for the reduction of our stated capital by $30,089,000. This resulted in a reduction in our accumulated shareholders' deficit in the same amount. At December 31, 2003, we had an accumulated deficit of $41,482,000. If our shareholders had not approved the reduction in our stated capital, our accumulated deficit at December 31, 2003 would have been $71,571,000 and October 31, 2002 would have been $65,953,000.

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

We have limited financial resources. Our ability to continue operations during the next fiscal year will be dependent on our ability to obtain additional financing. Although we have made progress in developing our products and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and may be insufficient within fiscal 2004. We have obtained funding for operations from private equity placements in the past, raising approximately $49,835,000 through selling a total of 10,421,132 common shares, but there is no assurance we will be able to do so again in the near future despite the progress of the business. In January 2004 we completed a private placement through the issuance of 1,000,000 common shares and 1,100,000 common share purchase warrants. We received gross proceeds of $2,000,000 in the transaction. The warrants were comprised of 500,000 warrants exercisable at $2.00 and 600,000 at $2.05. Each warrant entitles the holder thereof to acquire one common share for a period of three years. In June 2003 we completed a private placement with the issuance of 5,000,000 common shares at a price of $0.62 per common share for gross proceeds of $3,100,000 to the Company. In April 2002, we completed a private placement with the issuance of 518,671 units at a price of $6.00 per unit for gross proceeds of $3,112,022 to the Company. Each unit is comprised of one common share and three-quarters (3/4) of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder thereof to acquire one common share at a price of $7.20 per common share for a period of up to three years from April 4, 2002. There is no assurance we will be able to obtain further placements in the near future despite the progress of the business. As well, the terms of new capital, if any, may materially dilute existing shareholders. Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

      We have lost money in the past, we have realized insufficient revenues from continuing operations and we expect to continue to sustain losses in the future. We have generated insufficient revenue to date from the sales of our solutions and licensing of our products to cover our operating costs. For the fourteen months ended December 31, 2003, we posted a net loss of $5,618,000. For the year ended October 31, 2003, we posted a net loss of $4,834,000, for October 31, 2002, we posted a net loss of $4,065,000 and for October 31, 2001, we posted a net loss of $12,272,000. For the years ended October 31, 2000 and October 31, 1999, we had net losses of $10,189,000 and $9,421,000, respectively. We generated revenue of $8,563,000 for the fourteen months ended December 31, 2003, $7,108,000 in the twelve months ended October 31, 2003, $710,000 in the year ended October 31, 2002, $793,000 in the year ended October 31, 2001, $1,787,000 in the year ended October 31, 2000 and $164,000 in the year ended October 31, 1999. The revenue represents the sales of our secured wireless and identity management solutions and professional services including the initial licensing of our Passport Certificate Server(R), Passport Authorization Product(TM) and Connexus product together with related professional services and consulting revenue. During fiscal 2001, 40% of our revenue was generated from one customer. During fiscal 2002, 28% of revenue was generated from one customer although not the same customer as in fiscal 2002, and 54% of revenue was generated from three customers. During fiscal 2003, 30% of revenue was generated from one customer although not the same customer as in fiscal 2001, and 50% of revenue was generated from two customers. To date, the sales of our solutions, including related consulting services and licensing our products to various customers and providing them with related professional services has generated our revenues. We cannot provide assurance that recurring revenues will arise from these agreements. The auditors' reports on our December 31, 2003 consolidated financial statements included additional comments for U.S. readers that states that conditions and events exist that cast substantial doubt on our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

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

Our solutions are marketed to large companies and government agencies. The implementation of our solutions by these entities typically involves a lengthy education process and a significant technical evaluation and commitment of capital and other resources. This process is also subject to the risk of delays associated with customers' internal budgeting and other procedures for approving large capital expenditures, deploying new technologies within their networks and testing and accepting new technologies that affect key operations. As a result, the associated sales and implementation cycles can be lengthy. Our quarterly and annual operating results could be materially harmed if anticipated orders for a specific customer for a particular quarter are not realized.

Many of our early licensing agreements permitted our customers to examine and test our products with no initial up-front payments to us. These customers are not required to make payments to us until they begin to use our product for commercial purposes. In certain cases, we also enter into evaluation agreements, whereby potential customers may examine our software products for a specified period of time with no payment to us. Our licensing agreements typically require the customer to pay a license fee attributable to the software components and the solution and upon shipment of these items to the customer, although we have often waived the up-front fee.

Market conditions. The general economic conditions may have a significant impact on our ability to generate sales for our solutions. During fiscal 2002 and 2001, we experienced decreased activity from our potential customers and generally the adoption of wireless services has not proceeded as rapidly as previously expected. During 2003, with the acquisitions of DSS and Caradas, we were able to increase revenues, however there is no guarantee that sales will not decline in the near future.

Foreign exchange. Our functional currency is the U.S. dollar. Sales generated outside Canada are generally denominated in U.S. dollars. During fiscal 2003, we incurred a large portion of our expenses in U.S. dollars, but we also incurred a smaller portion of our expenses in other currencies including Canadian dollars, Pound Sterling and Hong Kong dollars. Changes in the value of these currencies relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results. With the completion of our financings in June 2003 and January 2004, we have a portion of our cash resources in U.S.

dollar short-term investments and in Canadian dollars. During fiscal 2003 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits. During 2003 we with the acquisitions of DSS and Caradas, we switched our reporting currency from Canadian dollars to U.S. dollars.

We may not be successful if we fail to retain our key technical personnel. During 2003, in order to reduce our largest single expenditure, salaries and benefits, we reduced our headcount of employees in the Toronto office. During September 2001, we substantially reduced our headcount and curtailed certain sales and marketing activities, particularly in the United States. During 2002 and 2003, we continued to review our cost structure and have continued to reduce our headcount. Workforce reductions may have a detrimental effect on the morale of remaining employees, impeding their performance levels. In addition, our ability to attract potential new employees in the future may suffer if our reputation was hurt by this staff reduction.

We currently have seven senior officers and 124 employees and contractors. We may not be able to improve our products or create new products if we lose any of our key employees or contractors. The contract with our CEO, Mr. Nagy Moustafa, had a term of five years, commencing September 29, 1997, and has been renewed on a year-to-year basis. None of our other employment agreements has a specified term. We do not maintain key person life insurance policies on any of our employees. Skilled technical personnel can be difficult to attract depending on the strength of the economy and competitive opportunities. We may not be able to retain our current employees if they receive better job offers from other employers. The weakened economy through 2002 and 2003 may not alleviate this risk in the future.

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

We have been sued, along with other individuals and corporations, by Silva Run Worldwide Ltd. in connection with Silva Run's purchase of 21,250 common shares (850,000 common shares prior to reverse splits in May 1997 and January 2003) in 1995 for a purchase price of $3,700,000. Silva Run is seeking to cancel the stock purchase and reimbursement of the $3,700,000 purchase price, plus interest, attorneys' fees and costs. Silva Run has alleged that we, directly or as the control person of other defendants, violated the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

In May 2000 we were sued, along with our wholly owned Barbados subsidiary, in an action in which the plaintiff is seeking damages of $1,533,950 for breach of an October 25, 1995 dealer agreement with our previous printing business regarding the distribution of printing equipment and damages of $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs.

In July 2003, we were sued in the Ontario Superior Court of Justice by two former employees who claim, inter alia, that each was terminated, while on short term disability, in a manner that exhibited bad faith and unfair dealings. One is seeking against Diversinet $125,000 in special, general, punitive and exemplary damages. The other is seeking against Diversinet $350,000 in special, general, punitive and exemplary damages.

In January 2004, we and an officer of the Company were sued in the Ontario Superior Court of Justice by a former employee who claims, inter alia, that he was wrongfully terminated in a manner that exhibited bad faith and unfair dealings. He is seeking a total of Cdn$450,000 against us and our officer in aggravated, general, punitive and exemplary damages.

We have limited experience in the wireless Internet security software field and we are therefore subject to risks inherent in establishing a new business. We have been in the wireless Internet security software field since fiscal 1997 and the identity management solutions field since 2001, and we have only generated minimal revenues from this business. We are not sufficiently established to fully evaluate or forecast our prospects, and we are subject to the risks inherent in establishing a new business enterprise in an early market environment.

We are dependent on the adoption of transaction-based applications over wireless networks as an accepted method of commerce. In order for us to be successful, transaction-based applications using wireless security infrastructure over wireless networks must be adopted as a means of trusted and secure communications and commerce to a sufficient extent and within a reasonable time frame, particularly considering our existing financial resources and future capital needs. Since trusted and secure communications and commerce over these networks is new and evolving, it is difficult to predict with any assurance the size of this market and its growth rate, if any.

If the market for trusted and secure communications and commerce utilizing PKI over these networks fails to develop or develops more slowly than expected, we may have difficulty selling products or generating sufficient revenues to support our business.

Our ability to keep pace with the rapid technological changes and frequent new product introductions common in the electronic commerce industry will determine our ability to remain competitive and affect the viability of our products. To succeed in the mobile e-commerce and the identity management solutions business, we believe that we will have to continuously improve the performance, features and reliability of our products and be the first to the market with new products or enhancements to existing products. We cannot provide assurance that we will be able to improve our products in a timely manner. The emerging market for security solutions for mobile e-commerce and the identity management is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. We anticipate this evolution will also occur in the mobile e-commerce and the identity management solutions market in which we focus our technological developments. The adoption of new standards, or the informal adoption of certain standards by a significant percentage of the computer security and related industries, could require us to reconfigure our products. We may not be able to counter challenges to our current products or to introduce product offerings that keep pace with the technological changes introduced by competitors or persons seeking to breach information security. We are not currently aware of any significant new technologies either under development or about to be introduced in the mobile e-commerce or the identity management solutions security field.

The highly competitive nature of the electronic commerce field could prevent us from achieving success. Our solutions are targeted at the new and rapidly evolving market for authentication and authorization products for wireless electronic commerce, telecommunications and identity management. This market is not mature. We anticipate that it will be intensely competitive, subject to rapid change and significantly affected by new solution, product and service introductions and other market activities of industry participants. Many of our competitors and potential competitors have a longer operating history, greater name recognition, larger installed customer base and significantly greater financial, technical and marketing resources than we have. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, and they could therefore render our technologies and products obsolete.

Because of the broad potential application of our authentication and authorization software and identity management solutions, we compete with vendors offering a wide range of computer security products. These competitors include Entrust Technologies, VeriSign, Certicom and RSA Security. There also may be other potential entrants to the market of whom we are not yet aware.

Our licensing revenues are dependent on our customers' acceptance and use of our software products, and we expect our sales cycle to be lengthy. We often enter into evaluation agreements, whereby potential customers may examine our software products for a specified period of time with no payment to us. Our current licensing agreements typically require the customer to pay a license fee attributable to the software components and the development toolkit and upon shipment of these items to the customer, until early in fiscal 2000, we generally waived the up-front fee.

Customers often cannot simply license our solutions and begin using them immediately in their businesses as our solutions are often part of an overall application environment. This can make our solutions work with a particular customer's application complex, expensive and, in certain cases, an ultimately unsuccessful process. This process may also require the customer to make significant commitments of time and money. Based on discussions with our customers, we believe that a customer's required cycle of testing, internal approval and network modifications can reasonably take between six and nine months or longer. Therefore, we expect our sales cycle, or the time between entering into an agreement and when we begin to receive revenue, to be six to nine months or longer. Also, the amount of revenue can be very limited until the customer's product is made generally available and adopted. Our sales are also subject to significant risks over which we have little or no control, including customers' budgetary constraints and internal acceptance procedures regarding security-related matters.

We lack experience in marketing and sales, and we depend on our relationships with more established corporations to assist in marketing and selling our product. We have limited sales and marketing experience and limited money to fund marketing. A significant part of our business strategy is to form strategic relationships with more established companies to expose our solutions to a larger customer base than we could reach through a direct sales and marketing force. Our existing relationships have not resulted in any significant revenues to date and may not result in any revenues in the future.

As a result of our emphasis on these relationships, our success will partially depend on both the ultimate success of the third parties with whom we have these relationships and the ability of these third parties to market our products and services successfully.

In the past, we have concentrated our sales efforts marketing to application service providers. This strategy has lead to no commercial deployments. As a result and due to some success experienced by us in Hong Kong, we are focussing our efforts on working to establish the necessary infrastructure first. We have jointly developed Mobile e-Cert with Hongkong Post. Hongkong Post will support the Mobile e-Certs through its Mobile Certification Authority and mobile operators will act as the Registration Authorities for the authentication of the identity of Mobile e-Cert subscribers. Hongkong Post is the first recognized public certificate authority in Hong Kong. Hutchinson, the largest and leading mobile operator in Hong Kong, has been appointed the first certified Registration Authority for the registration of Hongkong Post Mobile e-Cert digital certificates to mobile users. The company believes that this appointment also marks the first time worldwide a mobile operator is acting as a Registration Authority for the issuance of wireless digital certificates. After this was successfully accomplished, we have been working with application service providers who will develop applications that will have our software embedded and will utilize Mobile e-Cert. Furthermore, with our recent acquisitions of DSS and Caradas, we believe that we have mitigated our risk by diversifying our solution offering.

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

The nature of our products subjects us to product liability risks, potential lost revenues and adverse publicity in the event of product failure. Our customers may rely on our products to prevent unauthorized access to computer networks. Malfunctions or design defects of our products could:

      o cause interruptions, delays or cessation of services to our customers,
      o     result in product returns,
      o     result in liability for damages,
      o adversely affect the market's perception of the security offered by our product, resulting in a lack of demand for our products, or
      o require us to make significant expenditures of capital or other resources to alleviate the problem.

Our license agreements may not be adequate to limit our liability. A large number of claims by our customers could subject us to significant liability as well as limit the demand for our solutions and products. In most cases our license and support agreements attempt to limit our liability to the total amount of the licensing and support fees paid during the twelve-month period preceding an alleged error in or failure of our software. This contractual provision may not always be enforceable. Courts have held that contractual limitations of liability of this type, or the "shrink-wrap licenses" in which they are sometimes embodied, are unenforceable because the licensee does not sign them. If these contract provisions limiting our liability are not enforceable, we could be obligated to pay significant damages resulting from customer claims.

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

Technical advances in the information security market may make our products obsolete. Our products are based on PKI technology and identity management technology and depend in part on the application of certain mathematical principles forming the basis of the encryption technology that we license and embed in our products. Any significant advance in techniques for decoding or cracking encrypted computer information could render our products obsolete or unmarketable.

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

We might not always be able to enforce our intellectual property rights. Our success depends significantly upon our proprietary technology and our means of protecting our proprietary and intellectual property rights may not be adequate. We rely on a combination of patent and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect our proprietary rights. We have two U.S. patents, which will be in effect until at least August 22, 2017, and three patents granted in Israel in effect until 2017 and 2021, as well as 13 applications pending in Israel, the United States and Canada. We cannot provide assurance that any of our applications will be approved, that any new patents will be issued, that we will develop proprietary products or technologies that are subject to patent, that any issued patent will provide us with any competitive advantages or will not be challenged by third parties. Furthermore, we cannot provide assurance that the patents of others will not have a material adverse effect on our business and operating results. There is also a risk that our competitors will independently develop similar technology, duplicate our products or design around our patents or other intellectual property rights.

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

We have focused our sales and marketing efforts in Asia and Hong Kong. In 2003, several economies in Asia, including Hong Kong, have been negatively affected by the outbreak of severe acute respiratory syndrome, or SARS. Some industries in Hong Kong were been hit hard by the SARS outbreak. The dramatic decline in the business has had a negative effect on the economy of Hong Kong for 2003. The Government of Hong Kong and business communities have taken various measures to stimulate the economic recovery of Hong Kong. While the ultimate impact of SARS is unclear at this time, the effects of these measures are crucial to Hong Kong's future financial condition and economic developments, which would in turn affect our financial condition and results of operations.

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

Our articles of incorporation authorize us to issue an unlimited number of common shares, which could result in dilution to our shareholders. Subject to regulatory and/or shareholder approval, shareholders may experience dilution or limitations in takeover attempts because our articles of incorporation allow us to issue an unlimited number of common shares. Our shareholders have no right to purchase additional common shares when we issue new shares. As of February 15, 2004, we had 12,043,027 common shares issued and outstanding.

In addition, our ability to issue an unlimited number of common shares may have the effect of delaying, deferring or preventing a takeover attempt by a third party attempting to acquire control of us.

If our common shares should become ineligible for continued quotation on the OTC BB or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares. Our common shares became ineligible for continued quotation on the NASDAQ SmallCap Market and are now trading on the Over the Counter Bulletin Board; therefore holders of our common shares will have difficulty selling their shares. Our common shares were quoted on the NASDAQ SmallCap Market from June 1995 through late April 2003.

Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares. The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions. Our common shares are currently penny stock.

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

ITEM 4.  INFORMATION ON DIVERSINET

4-A. History and Development of Diversinet

Diversinet Corp. (formerly The Instant Publisher Inc.) was formed on December 8, 1993 through the amalgamation of The Instant Publisher Inc. with Lombard Consolidated Resources Inc., an Ontario corporation. We are regulated in accordance with the Ontario Business Corporations Act. Our registered and principal office is located at 2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario, Canada, M2J 5C2 (telephone: 416-756-2324; fax: 416-756-7346).

The following table provides the amount spent on capital expenditures for the fourteen-month period ended December 31, 2003 and the last two fiscal years ended October 31, 2002 and 2001:

                  YEAR                        AMOUNT
                  ----                        ------
                  2003                        $75,000
                  2002                        $21,000
                  2001                       $719,000

There have been no major capital divestitures during the fourteen-month period ended December 31, 2003 or the two-year period ended October 31, 2002. A large portion of the capital expenditures have been computer hardware and software required for our continued growth. Most of these expenditures have occurred at our head office. We currently have no significant capital expenditures or divestiture projects in process. All capital expenditures have been financed through working capital.

4-B.     Business Overview

We are a security software product company that develops, markets and distributes wireless security and identity management solutions and professional services to the enterprise, financial services, government and gaming and wagering marketplace. As part of providing these solutions we perform professional services to install, support and integrate our solutions with other applications. Our solutions encompass all aspects of commercial transaction security requirements, covering the authentication and authorization of individuals involved, the integrity of the information being sent and the non-repudiation or legalization of the transaction.

We are a pioneer in providing security products and solutions for mobile commerce over wireless networks and are striving to become the leading provider of wireless security solutions. Our strategy to achieve this objective involves: targeting emerging m-commerce markets, expanding strategic partnerships and sales channel relationships, maintaining a leadership position in terms of products and research and development and building awareness of the Diversinet brand.

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

Global investment in PKI products and services will grow from $436 million in 2000 to $3.4 billion in 2006. [SOURCE: Datamonitor, May 2, 2001 "eSecurity: PKI the way forward."] An especially large growth area will be the mobile sector. It is forecasted the total number of wireless subscribers will exceed 2 billion by 2007 (In-Stat MDR) and the number of WLAN hotspots will exceed 100,000 by early 2005 (Pyramid Research), providing a large addressable market for Diversinet products

There are a number of significant demand drivers for PKI security-related solutions:

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

Our solutions are designed to address the unique needs of wireless devices, networks and applications. We have invested significant engineering resources in developing technology we acquired in fiscal 1996. Our main wireless security products are Passport ONE and Passport Certificate Server(R), which enable the implementation of a PKI solution for mobile communications and e-commerce. We believe that Passport ONE and Passport Certificate Server(R) offer advantages in terms of privacy, efficiency, scalability and flexibility over conventional solutions. We also develop the Passport Authorization Product(TM), which extends the functionality of digital certificates by granting privileges, through digital permits, to the holder of either a Diversinet certificate, or other selected vendor certificates. Our main identity management product is the Connexus(TM) Platform. This provides turnkey solutions for smart card-based application security systems using a suite of Caradas developed and third-party technology components.

In February 2004 we announced that Passport ONE supports RIM's S/MIME Support Package v1.5 for BlackBerry. The solution provides government agencies and departments and corporate enterprises the ability to leverage the S/MIME (Secure Multipurpose Internet Mail Extensions) security protocol for wireless email on their BlackBerry handhelds from Research In Motion. Java(TM)-based BlackBerry handhelds can use the Diversinet Passport ONE email plug-in, so that the security certificates can be used in the email applications, providing a secure solution for mobile applications.

In fiscal 2003 we announced the launch of Passport SMS Messenger, a zero-client solution that enables application providers and enterprises to extend mobile connectivity to key business and consumer applications. Passport SMS Messenger provides a solution for mobilizing Internet-aware applications by using current mobile phones and widely available text messaging services.

We continue to have early market success deploying our products in the Hong Kong market. Over the past few years, Hongkong Post, the first recognized mobile certification authority in Hong Kong, launched Mobile e-Cert mobile certificates jointly developed based on our wireless security products.

During 2003, together with Hongkong Post and MobileTech Limited, we announced the availability of a new Secure Mobile Email service. This new email service leverages Hongkong Post's Mobile e-Cert digital certificates to ensure the secure exchange of corporate email over wireless networks. Consumer users will also have access to this secured email service to ensure confidence that messages from personal accounts are communicated securely. The creation of this service is an extension of our strong relationship with the Hongkong Post, and provides a new business-focused application for use with Hongkong Post Mobile e-Cert digital certificates.

In South America, we made headway in opening the market through Consist International, Inc. who has signed on to market Diversinet's security products and solutions in Brazil and Argentina. In addition to Consist's direct sales force engaging banking, telecom and government clients in Brazil and Argentina.

In the gaming and wagering arena, during 2003 we announced that an application partner has signed an OEM and marketing agreement to take advantage of our expertise in mobile security by integrating our security solutions into its proprietary mobile-based gaming and entertainment solutions, including lottery and gaming applications. Under the agreement, we will work closely with the application partner on the development and marketing of their applications and the integration of the security needed to deploy them.

Acquisition of DSS Software Technologies

In early January 2003, Diversinet acquired all of the capital stock in DSS Software Technologies ("DSS"), a system integrator headquartered in Fremont, California. DSS provides technical consulting services to tier one customers including financial, enterprise and technology companies such as Cisco Systems, Lucent, Oracle, Sun Microsystems and Wells Fargo in the areas of systems integration, software development, and Enterprise Resource Planning (ERP) and Customer Relationship Management (CRM) implementation. The aggregate purchase price was $1,301,038 consisting of $300,000 in cash, $26,998 in the costs associated with the acquisition, $600,000 of promissory note payable in instalments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 and 120,000 share purchase warrants with a value of $374,040. The share purchase warrants vest equally on January 2, 2003, 2004 and 2005 and are exercisable at $3.75 per share for five years. Additional future cash consideration in the amount of $800,000 is payable based on the achievement of certain financial targets over the next two years and will be recorded with an increase to goodwill if and when the targets have been met. In February 2004, we amended the DSS Software Technologies share purchase agreement. The promissory note in the amount of $600,000 payable in instalments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 has been replaced by the issuance of 200,000 Diversinet common shares and cash payments of $50,000 in February 2004, $50,000 on April 2004 and $100,000 on January 2005. The existing 120,000 warrants exercisable at $3.75 have been replaced by issuance of 120,000 warrants exercisable at $2.05, exercisable after January 1, 2005 expiring on December 31, 2006. The common shares cannot be re-sold in the public markets until a registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission.

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

Acquisition of Caradas, Inc.

In September 2003, Diversinet acquired all of the capital stock of Caradas, Inc. ("Caradas"), a digital ID and authentication management provider headquartered just outside Boston, Massachusetts. Caradas provides `smart card enablement' to the financial, retail, enterprise, government and other markets looking for open, secure, multi-application solutions. Caradas technology answers the need for multi-application smart card technology, essential for managing critical business processes.

Caradas focuses on smart card-based application security systems within the financial services industry, particularly as a vehicle for managing relationships between issuers and cardholders. Caradas offers a suite of solutions and services to define and implement secure application infrastructures.

     o The Caradas Connexus(TM) Platform Caradas provides turnkey solutions for smart card-based application security systems using a suite of Caradas developed and third-party technology components.

     o Visa and MasterCard Issuer Solutions: Caradas adds value to Visa and MasterCard issuer projects, by working closely on architecture and design, providing integration services, followed by test and operational transfer as the deployment occurs. The smart Visa and MasterCard oneSmart Solutions are based upon established methodologies, third-party technologies and the Caradas Connexus(TM) Platform technology.

     o Caradas Services: Caradas provides a set of professional integration services for the strategy and support behind the technology. The Caradas team has developed a methodology for implementing application security systems.

     o Caradas Labs(TM): Caradas provides benchmarking and evaluation of core technologies through the testing center.

The Company expects that the addition of Caradas will enhance its ongoing strategy to provide greater depth and breadth in its product and service offering, namely in the financial services and government verticals. Combined, Caradas and Diversinet's technical and industry expertise can offer integrated solutions and full services offerings. The Company believes the acquisition of Caradas will strengthen its position in the U.S. through expanded access to key customers and the addition of a comprehensive line of services that will help us to better address rapidly growing demands for security in telecommunication services.

The synergy between the two companies is expected to provide the infrastructure and capability to expand into new markets and convey a unique opportunity to deliver products and services that will meet the specific needs of financial service and government customers.

With Caradas' focus on smart card technology in the Company's target markets (financial, government, et cetera) the complementary skill sets (application development and wireless), and a U.S. sales force, the combined company can provide technical consulting services to companies in the areas of smart card-based application security systems and software development, which are natural extensions of wireless and require enhanced security.

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

Need For Secure Transactions

The openness and accessibility that have stimulated the adoption and growth of the Internet, and of wireless and wired public and private networks, also create threats to the privacy and integrity of information that is transmitted across or stored on the networks. According to The Yankee Group's May 2002 Corporate Wireless Survey, security continues to be the top inhibitor of wireless enterprise deployments. Well-publicized Internet fraud experienced by VISA International and e-Bay and attacks resulting in overloading of popular e-business web sites by hackers have highlighted the need for improved security. Enhanced security is critical for such wireless applications as banking, brokerage, database access, and corporate and consumer purchases.

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

A wide range of products and services has been introduced to address one or more of these five critical network security needs. For example, products such as firewalls and password tokens, which limit network access only to users having recognized addresses or entering recognized passwords, provide access control. These products are generally limited in their flexibility and do not directly address such requirements as confidentiality, integrity, authentication and non-repudiation. Encryption devices and programs provide confidentiality, but are device-dependent and generally do not address issues of authorization, integrity, authentication and non-repudiation.

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

Need for Wireless Security

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

Demand Drivers

We believe that the four significant drivers of demand for m-commerce security related products and services are as follows:

1.       Rise of e-commerce over the Internet

There were 600 million people worldwide with Internet access as of Q3 2002. International Data Corporation (IDC) is forecasting an increase in the number of Internet users and the value of annual e-business activity. According to IDC, almost 1 billion people around the world will be using the Internet by 2005 driving e-commerce revenues to over $5 trillion by 2005, up from $354 billion in 2000. Online spending worldwide will more than triple from almost $22 billion in 2000 to $69 billion in 2005. Industry forecasts expect similar growth rates to apply to m-commerce based on the forecasted penetration of wireless devices. It should be noted that these industry forecasts have been missed which is reflected in our internal forecasts being missed as well.

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

3. Wireless standards, technology improvements and awarding wireless spectrum licenses

Worldwide initiatives are evolving for wireless standards, such as OMA/WAP, that enhance the attractiveness for wireless device and m-commerce application developers to create products and services to operate on wireless networks. Network operators are also preparing for the opportunities that m-commerce holds by upgrading their networks to maximize available capacity and providing wireless device connection to the Internet that is always on rather than having to establish an Internet connection when needed.

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

The key elements of our strategy to achieve this objective include the following:

Target emerging m-commerce markets. Our sales and marketing activities are primarily targeted at emerging markets for enterprise, financial and government markets, in addition to more traditional forms of e-commerce over wireless networks. Within these markets, our customers and partners include device manufacturers, network infrastructure manufacturers, application developers, certificate authorities and network operators. Our business plan is dependent of the cooperation of numerous parties to a transaction. The original equipment manufacturers, or OEMs, must integrate our software into their hardware and software products. These personal digital assistants, or PDAs, are then sold to consumers or enterprise customers. Application developers also integrate our technology into their solution. Once this software is embedded into a PDA and the end user performs an action, a digital certificate or digital permit will be issued. A certificate authority, or CA must also be PKI enabled and issue these certificates. A CA may cooperate with a registration authority. The registration authority is responsible for validating a user's identity, on behalf of the CA, before a certificate is issued. It is through all these parties working together that our vision is realized.

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

                  Ericsson                               Microsoft
                  Gemplus                                Research In Motion
                  Hewlett-Packard                        SchlumbergerSema
                  Hongkong Post                          Scotiabank
                  Hutchison

Maintain what we believe to be a leadership position in terms of research and development of technology. In late 1996, we acquired technology that consists of concepts and methods that relate to automatic and safe public information communication systems and methods for secure distribution of information. This technology, as well as our root rollover and permit technology, forms the primary foundation on which we base our current product developments. We have invested, and intend to continue to invest, significantly in the development of our technology. We will base future development of our technology on wireless security market requirements. In January 1999, we were issued a patent for this technology by the U.S. Patent and Trademark Office that will be in effect until August 22, 2017. In April 2001 we received an U.S. patent for our technology relating to the handling of permissions. In June 2001 we received an Israeli patent that will be in effect until 2021 for our technology relating to safe communications handshake and data transfer. On July 11, 2003, we received a patent from the State of Israel Patent Office for our "System and Method for Reliable Key Transfer". This patent will be effective until 2021. This system and method provides for an automated method to securely update root CA keys and certificates (basis for root rollover) and combine domains. On August 5, 2003, we received a trademark from the U.S. Patent and Trademark Office for our Diversinet logo. This trademark will be effective until 2013. On November 2, 2003, we received a patent from the State of Israel Patent Office for our "System and Method for Handling Permits". This patent will be effective until 2017. The patented technology provides for a unique permit separation model that enhances the security and privacy of wired and wireless e-commerce systems by improving the management of personal privileges in advanced PKI security environments.

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

Strengthening our Presence in the US Market. We believe the U.S. market will be an active and growing market for our solutions and services. To strengthen our position in this important market Diversinet acquired two U.S. based companies in 2003, Caradas and DSS. The professional resources, U.S. customer relationships and products obtained through these acquisitions will help improve our presence in the U.S. and provide an expanded offering in international markets.

Products and Product Development

Products

We develop, market and distribute six primary products: Passport Certificate Server, (R) Passport ONE, Connexus Platform, Passport SMS Messenger, Passport Authorization Product, and Passport Wireless VPN, that together provide, what we believe to be, a comprehensive security solution with a focus on wireless applications including Palm, RIM, Symbian, Microsoft's WinCE and Pocket PC operating systems; WAP devices; Smart Cards; and GSM/SIM (Subscriber Identity Module) based devices. Our products are designed to address the unique needs of wireless devices, networks and applications. When integrated with an enterprise's specific application, our products enable these enterprises to effectively manage secure communications across a wide range of applications.

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

Our current product offerings include encryption technology that is sourced from third-party vendors. Diversinet currently uses its own encryption technology and also licenses encryption technology from RSA Security, one encryption technology vendor who service the wireless and the e-commerce security markets. Under the terms of the open-ended licensing arrangement, we pay a royalty to the licensor when we derived recurring revenue from the deployment of our products.

We believe that the our Passport ONE and Passport Certificate Server(R) offers the following advantages over conventional authentication solutions that make it well suited for wireless devices and wired networks:

Privacy

     o Our public-key certificates do not contain personal information, thereby ensuring anonymity Efficiency

     o The Passport Certificate Server(R) certificate is small in size, since only relevant, and not private, information is included

     o    It uses a compact encoding scheme and RSA encryption keys

     o Root Key Rollover provides a safe way, with minimal downtime, to update all certificates issued in a PKI realm

     o On-line validation of certificates, which is more efficient than other methods (such as revocation lists)

Scalability

     o    It accommodates practically any number of certificates

     o Support for wide range of wireless devices (Palm, RIM, Symbian, Microsoft's WinCE and Pocket PC operating systems; WAP devices; Smart Cards; and GSM/SIM (Subscriber Identity Module) based devices)

Flexibility

     o The client globally unique identifier within a public-key certificate can be associated with one or more attribute certificates

     o Companies can set up environments to be closed or open, such as allowing clients to reserve their own globally unique identifier

     o A functional attribute can be assigned to a public-key certificate for a specific application function

     o Aliases can be assigned to client's globally unique identifier We believe that our products are ideally suited to m-commerce security using wireless devices. Some of the important characteristics and challenges of these wireless devices compared to personal computers are:

     o    the devices have a less powerful central processing unit

     o    they contain less memory they have a more restricted power supply

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

The Connexus(TM) platform integrates enterprise applications, application security, and smart devices to enable customers to manage their own multi-application smart device business environment. The Connexus(TM) Platform is a solution for user authentication and management of smart device-based applications. It consists of proprietary and 3rd party connector technology. The technology basis is driven by open standards including Microsoft .NET, XML, SOAP, Open Platform, Java and JavaCard, EMV (Europay, MasterCard, Visa for Smart Card Financial Transactions), X.509 and others.

The Connexus(TM) Platform consists of the Connexus Manager, Connexus Gatekeeper, and Connexus Client. The Connexus(TM) Manager is a software product used for lifecycle management of the credentials, smart devices (i.e. smart cards, USB tokens, proximity cards and tokens, PC's, Kiosks, and Point of Sale Terminals) and applications used within a smart device based system. The Connexus(TM) Gatekeeper is a web services product used for smart device holder authentication in local and distributed internet environments. The Connexus(TM) Client is a PC/Kiosk software product that provides a seamless and convenient smart device user experience, including both core infrastructure services and value-added application functions. The Connexus product uses a few third party products. The most significant one is the Hardware Security Modules (HSM) from nCipher.

Transactional applications, such as mobile banking, lottery and wagering services, and enterprise productivity tools, can be mobilized quickly and conveniently using Passport SMS Messenger. It establishes a critical link between Internet applications and wireless devices by translating between Internet and mobile message formats. It delivers a comprehensive solution allowing the exchange of Internet information and content with mobile users via Short Message Service (SMS). This includes notifications being sent to mobile users from an enterprise or e-mail system, or information requests initiated by mobile users to the enterprise application.

Applications can communicate with Passport SMS Messenger using XML-encoded messages through an HTTP POST request or TCP connection. When the SMS Messenger receives an XML message, it parses and formats the document as an SMPP message and then sends it to a Short Message Service Center (SMSC). In turn the SMSC routes the message to the mobile user as an SMS message.

Passport SMS Messenger supports message concatenation, such that it will concatenate message segments received from mobile subscribers before sending the entire message to the application. Conversely, Passport SMS Messenger will segment a long message received from applications before sending the segmented messages to the mobile user.

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

As of December 31, 2003, our research and development staff consisted of thirteen employees. Research and development expenditures were $1.5 million in the fourteen-month period ended December 31, 2003, $1.2 million in the year ended October 31, 2002, $4.5 million in year ended October 31, 2001,and $4.0 million in year ended October 31, 2000. We expect to spend approximately $1.1 million in fiscal 2004. We believe that timely development of new and enhanced security products is necessary to remain competitive in the marketplace.

Customers

To date, we have executed licensing agreements with a range of customers; Hongkong Post, Consist International, Edvance Limited, Spiral Solutions, AsiaPay, Scotiabank, Heracle Technologies, and SecureNet Ltd. In addition, we received service revenue for support and maintenance from a number of other small service contracts for professional services and training. We currently have several customers developing the products for integration into their product offerings (as an embedded component) and others developing pilot deployments to end-users.

We believe the following customers are in various stages of integrating our products into consumer-oriented applications or pilot projects:

                  AsiaPay                                     Spiral Solutions
                  Consist International                       Scotiabank
                  Hongkong Post                               Edvance Limited

In addition, we have co-marketing and/or development agreements with several innovative companies. These companies are working with Diversinet to develop integrated security solutions. If successful solutions are developed, Diversinet expects to earn revenue as these solutions become commercially available. Some of these relationships include the following companies:

                  Ericsson                                     SchlumbergerSema
                  Gemplus

We have also entered into a number of strategic alliances during the past two years that we believe will facilitate the adoption of our security technology. These alliances are with the following companies:

Consist International, Inc.

Consist and Diversinet entered into an agreement in fiscal 2003 to co-market and sell Diversinet's products and service solutions to the Brazilian and Argentinean markets. Under the terms of the agreement, Diversinet has granted Consist the ability to resell its solutions and to set up an ASP Certificate Authority model. Under the agreement Consist will, subject to meeting specific sales targets, have exclusivity to sell Diversinet's solutions in Brazil and Argentina. Diversinet received an up front license fee and will share equally in all net revenues generated from sales of Diversinet solutions.

This agreement will help Diversinet expands into the South American markets and provide us with a new channel to market our solutions.

Spiral Solutions, Ltd.

Spiral and Diversinet entered into an agreement in fiscal 2003 to integrate Passport Certificate Server, Passport ONE, Passport Authorization and Passport SMS with Spiral's gaming, casino and lottery-style applications. Spiral is in the business of designing, developing and marketing Web and mobile-based gaming, casino and lottery-style applications. Under the terms of the agreement, Diversinet received an up front licensing fee and a royalty based on commercial sales of the application.

This agreement will help Diversinet expands into the gaming and wagering markets and provide us with a new channel to market our solutions.

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

Competition

Our digital certificate technology is targeted at the new and rapidly evolving demand for secure m-commerce solutions. Although the competitive environment has yet to develop fully, we anticipate that it will be highly competitive, subject to rapid change and significantly affected by new product and service introductions and other market activities by industry participants. We believe we are one of a few companies that currently have PKI-based solutions on PKI standards available in the wireless security market that provides an end-to-end solution. Sonera SmartTrust is our primary competitor in the technology platform on which most cellular phones in Europe operate. There are a number of successful wired network security vendors who have announced their intention to compete in the wireless space. These include Certicom, Entrust, and VeriSign. While these competitors have better name recognition in general, we are striving to become a leading brand in wireless security today. We also anticipate competition from a number of other larger and smaller companies that provide other certificate security solutions. Many of our competitors and potential competitors have significantly greater resources than we have.

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

On July 11, 2003, we received a patent from the State of Israel Patent Office for our "System and Method for Reliable Key Transfer". This patent will be effective until 2021. This system and method provides for an automated method to securely update root CA keys and certificates (basis for root rollover) and combine domains.

On August 5, 2003, we received a trademark from the U.S. Patent and Trademark Office for our Diversinet logo. This trademark will be effective until 2013.

On November 2, 2003, we received a patent from the State of Israel Patent Office for our "System and Method for Handling Permits". This patent will be effective until 2017. The patented technology provides for a unique permit separation model that enhances the security and privacy of wired and wireless e-commerce systems by improving the management of personal privileges in advanced PKI security environments.

Applications for thirteen other patents have also been submitted in Israel and Canada based on the same concept for which the United States patent was granted, as well as other concepts.

We have registered the name "Passport Certificate Server" with the Canadian Trademark Office. We have also applied to register as trademarks with the United States Patent and Trademark Office and/or the Canadian Trademark Office the names "Diversinet", "Passport Certificate Server" and "Passport Authorization Product", but there can be no assurance that these trademarks will be successfully registered.

We continue to seek patent and trademark protection where appropriate.

Marketing and Sales

Marketing

Our marketing efforts will support our two primary marketing objectives:

     (i)  increasing awareness through building the Diversinet brand; and

     (ii) generating sales leads in our target markets. Our efforts to increase awareness and build our brand will entail gaining positive coverage in targeted trade and business publications and establishing and developing relationships with analysts from market influencers, such as Yankee Group and Meta Group. Diversinet will pursue the generation of sales leads through the implementation of programs such as web marketing, direct mail, active participation in targeted events, and cooperative marketing activities in support of channel partners. Sales

We offer our products in Canada, the United States, Brazil, Argentina, Europe, and China (including Hong Kong) employing several sales models to target our intended markets.

We believe that our coverage of these markets by our sales team and our partners is necessary to pursue our targeted customer base, which is still in the early stage of wireless application deployment and testing. Our customer focus is in providing secured wireless and identity management solutions to enterprise and government application developers, both directly and through OEM distribution channels. Once established, we will continue to focus our attention to certificate authorities that we will work with to implement the infrastructure necessary to conduct secure m-commerce transactions.

We are also exploring other distribution channels to assist in reseller relationships, OEM relationships, and/or private branding of our products.

The current sales and implementation cycle for our certificate authority products is approximately twelve months and consists of four phases:

     o    Initial contact and customer education/qualification

     o    Pilot proof of concept

     o    Early deployment testing

     o    Phased production rollout

4-C. Organization Structure

Diversinet Corp. has a representative office in Hong Kong, SAR. In January 2003, we acquired 100% ownership of DSS, a professional services company, in Fremont California. In September 2003, we acquired 100% ownership of Caradas, a smart card-based application security company headquartered just outside Boston, Massachusetts.

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

4-D. Property, Plant and Equipment

Our head office is located in leased premises of approximately 6,200 square feet at 2225 Sheppard Avenue East, Suite 1801, Toronto, Canada M2J 5C2. During the year Diversinet sublet the 17th floor (13,497 sq. ft.) and have moved to the smaller space on the 18th floor. We also have leased premises in Hong Kong, SAR, California and Massachusetts, United States of America.

The lease for our head office expires in June 2006. The Hong Kong office lease has a term of less than one year. One of the California leases expires in August of 2005 while the other expires in September of 2004. The Burlington, Massachusetts lease for 2,601 square feet expires on September 30, 2004. We currently expect to be able to extend the terms of expiring leases or to find replacement facilities on reasonable terms.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our financial statements have been prepared in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP except as described in Note 15 to our 2003 consolidated financial statements. The differences between line items under Canadian GAAP and those as determined under U.S. GAAP are not significant except that, under U.S. GAAP, our total loss would be greater by $nil for the two month, fourteen month period ended December 31, 2003 and twelve months ended October 31, 2003, $35,000 for the year ended October 31, 2002, greater by $37,000 for the year ended October 31, 2001, greater by $983,000 for the year ended October 31, 2000 and less by $120,000 for the year ended October 31, 1999. Under U.S. GAAP share capital would be greater and deficit would be less by $30,089,000 for each of the years due to the elimination of reduction in stated capital offset against accumulated shareholders' deficit in March of 1999.

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

We have incurred operating losses in each of fiscal 2003, 2002, 2001, 2000, 1999 and 1998 due to losses from our continuing operations of developing security products and our discontinued operations of developing and marketing the IPS 950 instant color digital printing system. We have sustained our business during this period through the sale of common shares in a series of private placements. We cannot provide assurance that we will be able to raise sufficient funds in the future to sustain our operations.

5-A. Operating Results

Two and Fourteen-month period ended December 31, 2003 and year ended October 31, 2003 compared to year ended October 31, 2002

During fiscal 2003, the Company purchased 100% of the common shares of two companies, the DSS acquisition occurred on January 2, 2003 resulting in the inclusion of twelve month's activities in the consolidated financial results for December 31, 2003 and the Caradas acquisition occurred on September 1, 2003 resulting in the inclusion of four month's activity in the consolidated financial results for December 31, 2003. The common shares of DSS were purchased through the issuance of shares, common share purchase warrants, cash and a promissory note. The common shares of Caradas were purchased through the issuance of shares and common share purchase warrants. As a result of a number of circumstances, including the current year financing activities, the acquisition of DSS and Caradas and the U.S. dollar becoming the measurement currency in which most of the Company's business is transacted, effective October 1, 2003, the Company adopted the U.S. dollar as its measurement and reporting currency for preparation of its consolidated financial statements.

For the periods ending December 31, 2003 and October 31, 2003, we reported revenue of $8,563,000 and $7,108,000 respectively compared to revenue of $710,000 for the year ended October 31, 2002. For the two month period ending December 31, 2003 we reported revenue of 1,455,000. We generated 96% (2% in
2002) of our revenues from the United States, 3% (63% for 2002) from the Asia Pacific region, 0% (29% in 2002) from Canada and 1% (6% in 2002) from other areas during the period ended December 31, 2003 and the period ended October 31, 2003. The increase in revenue is the result of the acquisition of DSS and Caradas during the year; both companies are located in the United States, leading to the high percentage of U.S. based revenue. Furthermore, we changed our year-end to December 31st, leading to a two-month and fourteen-month reporting period. We are operating in an evolving and unpredictable market and accordingly have and may continue to experience wide fluctuations in our revenues.

During the two periods ending in 2003, 30% (28% in 2002) of our revenue came from one customer. These customers are not related to each other. While we are endeavoring to increase our customer base, as the market that we operate in is still in an evolving stage and our revenue is still quite small, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

We reported a net loss of $5,618,000 for the fourteen month period ended December 31, 2003 and $4,834,000 for the year ended October 31, 2003 compared to a net loss of $4,065,000 in the prior year. For the two month period ended December 31, 2003, we reported a net loss of $784, 000. This net loss includes stock-based compensation expense relating to the issuance of options and warrants of $825,000 and $772,000 respectively and nil for 2002 (and $53,000 for the two month period ended December 31, 2003). During the year the Company started to report a fair value for stock-based compensation and including this as an expense.

Research and development expenses were $1,513,000 in the period ended December 31, 2003 and $1,244,000 at October 31, 2003 compared to $1,479,000 in 2002 (and
$270,000 for the two month period ended December 31, 2003). The annualized decrease is due to further cost reduction measures carried out in the second quarter of 2003. During the year we received a net amount of $289,000 relating to investment tax credits for R&D work done in 2002 and 2001 and a rebate of retail sales taxes paid in excess in 2001.

Sales and marketing expenses were $2,656,000 in the period ended December 31, 2003 and $2,271,000 at October 31, 2003 compared to 1,104,000 in 2002 (and
$385,000 for the two month period ended December 31, 2003). The increase in sales and marketing is largely due to the two acquisitions that were done during the year and the increase is consistent with the increase in sales activity to generate the revenues during the period. While the Asia Pacific market place continues to be a focal point for the Company, with the addition of DSS and Caradas, we have increased our U.S. presence and increased sales and marketing in the U.S. accordingly. Included in the fourteen month period ending December 31, 2003 sales and marketing expenses is $300,000 relating to stock-based compensation expenses.

General and administrative expenses were $2,654,000 at December 31, 2003 and $2,369,000 at October 31, 2003 compared to $1,899,000 in 2002 (and $285,000 for the two month period ended December 31, 2003). These figures include foreign exchange losses of $309,000 for the fourteen month period ended December 31, 2003 and $230,000 in October 31, 2003 and a loss of $145,000 for 2002 (and
$79,000 for the two month period ended December 31, 2003). Until October 1, 2003 the Company has historically prepared its consolidated financial statements in Canadian dollars and used the Canadian dollar as its measurement currency. Included in the December 31, 2003 G&A expenses is $525,000 relating to stock-based compensation expenses.

Depreciation and amortization expense was $740,000 in the fourteen month period ended December 31, 2003 and $574,000 for the year ended October 31, 2003 (and $166,000 for the two month period ended December 31, 2003). These figures include amortization of intangible assets acquired on September 1, 2003 in the amount of $173,000 and $87,000, respectively. Depreciation and amortization expense in fiscal 2002 was $404,000.

We earned interest and other income of $26,000 during the period ended December 31, 2003 and the year ended October 31, 2003 and $111,000 in fiscal 2002 through investing our excess cash.

Interest expenses were $21,000 during the period ended December 31, 2003 and $20,000 for the year ended October 31, 2003 compared to $nil in 2002. This interest relates to notes payable on capital assets acquired during the year.

Year ended October 31, 2002 compared to year ended October 31, 2001

For the year ended October 31, 2002, we reported revenue of $710,000 compared to revenue of $793,000 for the year ended October 31, 2001. We are operating in an evolving and unpredictable market and accordingly have and may continue to experience wide fluctuations in our revenues. We generated 63% (55% for 2001) of our revenues from the Asian region, 2% (24% in 2001) from the United States, 29% (17% in 2001) from Canada and 6% (4% in 2001) from other areas during fiscal year 2002.

During fiscal 2002, 28% (40% in 2001) of our revenue came from one customer. These customers are not related to each other. As the market that we operate in is still in an early stage of development and our revenue is still quite small, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

We reported an improved net loss of $4,065,000 for the year ended October 31, 2002 compared to a net loss of $12,272,000 in the prior year. We completed operating cost reductions in the fourth quarter of 2001 that resulted in a decline in expenses from operations during fiscal 2002 compared to fiscal 2001. These reductions included workforce reductions in the United States and Canada, closure of offices in the United States and the discontinuance of non-core programs particularly in the marketing area. The restructuring was aimed at refocusing our efforts on the most significant market opportunities in Asia and Europe.

Research and development expenses decreased to $1,479,000 in 2002 from $4,485,000 in 2001 resulting primarily as a result of continued efforts to reduce costs as started in the last quarter of fiscal 2001. During the year we received a net amount of $182,000 relating to investment tax credits for R&D work done in 2000 and 1999.

Sales and marketing expenses were $1,104,000 in 2002 compared to $4,712,000 in 2001. The Company continues to focus a significant portion of its efforts in the Austral Asian markets where we derived 63% of our 2002 revenues. During 2002 we implemented a pilot project for Hong Kong's six local mobile operators, the Hong Kong m-Cert Implementation Forum to develop and implement a single mobile digital certificate (m-Cert) standard to promote mobile commerce in Hong Kong. We continue to make progress in this region and expect to increase our presence in 2003.

General and administrative expenses were $1,899,000 in 2002 compared to $2,616,000 in 2001. These figures include foreign exchange losses of $145,000 for 2002 and a gain of $403,000 for 2001.

Depreciation and amortization expense in fiscal 2002 decreased to $404,000 from $1,226,000 in fiscal 2001. The Company's deferred development and purchased technology costs were fully amortized in 2001 and the reduction in additions to capital assets has resulted in reduced amortization for the 2002 fiscal year.

During fiscal 2001, we entered into a joint venture to conduct certain of our Asian activities, as detailed in note 8 to our audited financial statements. We own 50% of this joint venture and our financial statements reflect our proportionate interest in its assets, liabilities, revenue and expenses.

We earned interest and other income of $111,000 and $448,000 in fiscal 2002 and 2001, respectively. The decrease is primarily due to our lower average cash and cash equivalents in 2002 and due to lower interest rates than we received during 2001.

Critical Accounting Policies

The nature of our business is not highly complex, as we operate in one primary business. We develop, market and sell wireless security and identity management solutions and professional services to the enterprise, financial services, government and gaming and wagering marketplace. As part of providing these solutions we perform professional services to install, support and integrate our solutions with other applications. We operate globally in a functional organization. We do not have any off-balance sheet financing, other than operating leases entered into in the normal course of business and we do not actively engage in derivative or hedging transactions. During 2003 with the acquisitions of DSS and Caradas, the majority of our revenues and expenses are now in U.S. dollars. Therefore during the year we switched our functional currency from Canadian to U.S. dollars. A significant portion of our cash balance is denoted in U.S. dollars.

In 2003, our most complex accounting judgments were made in the areas of revenue recognition. Revenue recognition is expected to continue to be an on-going element of our accounting processes and judgments. In 2002, our most complex accounting judgments were made in the areas of software revenue recognition. Software revenue recognition is expected to continue to be an on-going element of our accounting processes and judgments.

Revenue Recognition

We derive our revenue primarily from two sources: sales of products, including hardware and software licenses, and services, including maintenance, support and professional services. Significant management judgments and estimates must be made and used in connection with the revenue recognized in any reporting period. Material differences may affect the amount and timing of our revenue for any period if our management made different judgments.

Consulting revenues are recognized on a time and materials basis, or on a percentage of completion basis, depending on the contract, as employees and subcontractors provide services. Revenue from time and materials service contracts is recognized as the services are provided. Revenue from fixed price long-term contracts is recognized over the contract term based on the percentage of services provided during the period compared to the total estimated services to be provided over the entire contract. Losses on contracts are recognized during the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. Revenue recognized in excess of billings is recorded as unbilled services. Billings in excess of revenue recognized are recorded as deferred revenue until the above revenue recognition criteria are met. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, are included in revenues.

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

Revenue earned on software arrangements involving multiple elements (i.e., software products, upgrades/enhancements, post contract customer support, installation, training, et cetera) is allocated to each element based on vendor specific objective evidence of relative fair value of the elements. When arrangements contain multiple elements and vendor specific objective evidence ("VSOE") of fair value exists for all undelivered elements, we recognize revenue for the delivered elements using the residual method. Our determination of fair value of each of the undelivered elements in multi-element arrangements is based on VSOE of fair value. VSOE of fair value for each element is either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately. For arrangements containing multiple elements wherein VSOE of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until VSOE of fair value exists or all elements have been delivered. The revenue allocated to post contract customer support is recognized ratably over the term of the support and revenue allocated to service elements (such as training and installation) is recognized as the services are performed.

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

Goodwill and Other Intangible Assets

We record our goodwill in accordance with CICA Handbook section 3062 "Goodwill and Other Intangible Assets", that requires that goodwill no longer be amortized but instead be tested for impairment at least annually by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value. During the fourth quarter of 2003 the Company completed its goodwill impairment test. The Company determined that the fair values of its reporting units are in excess of their respective carrying amounts.

Recent Accounting Developments

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 has not had a material effect on the Company's results of operations and financial position.

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

In January 2003, the FASB issued interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Its consolidation provisions are applicable for all newly created entities created after January 31, 2003, and are applicable to existing variable interest entities as of the beginning of the Company's fiscal year being January 1, 2004. With respect to entities that do not quality to be assess for consolidation based on voting interests, FIN 46 generally requires a company that has variable interests that will absorb a majority of the variable interests expected losses if they occur, or both, to consolidate that variable interest entity. For periods prior to FIN 46's effective date, certain disclosures will be required if it is reasonably possible that the Company will have a significant variable interest in or be the primary beneficiary of a variable interest entity when FIN 46 guidance if effective. The adoption of this standard will have no material impact on its financial results or operations or cash flows.

5-B.     Liquidity and Capital Resources

Two and Fourteen month period ended December 31, 2003 and year ended October 31, 2003 compared to year ended October 31, 2002 and October 31, 2001

Cash used in operating activities was $1,677,000 in the fourteen month period ended December 31, 2003. Cash used in operating activities during the year was comprised of the net loss of $5,618,000, less net depreciation and amortization of $740,000, stock-based compensation expense of $825,000 and unrealized foreign exchange loss of $416,000. Changes in other non-cash items include a decrease in accounts payable and accrued liabilities of $140,000, a decrease in receivables of $2,356,000, a decrease in deferred revenue of $156,000 and an increase in prepaid expenses of $99,000. With the addition of DSS and Caradas in 2003, we incorporated the fair value of their balance sheets into the Company's on the acquisition dates. The inclusion of these balance sheets has affected the calculation of non-cash operating working capital.

Cash used in operating activities was $722,000 in the two month period ended December 31, 2003. Cash used in operating activities during the year was comprised of the net loss of $784,000, less net depreciation and amortization of $166,000, stock-based compensation expense of $53,000 and unrealized foreign exchange gain of $75,000. Changes in other non-cash items include a decrease in accounts payable and accrued liabilities of $99,000, a decrease in receivables of $341,000, a decrease in deferred revenue of $175,000 and an increase in prepaid expenses of $142,000. With the addition of DSS and Caradas in 2003, we incorporated the fair value of their balance sheets into the Company's on the acquisition dates. The inclusion of these balance sheets has affected the calculation of non-cash operating working capital.

Cash used in operating activities was $954,000 in the year ended October 31, 2003. Cash used in operating activities during the year was comprised of the net loss of $4,834,000, less net depreciation and amortization of $574,000, stock-based compensation expense of $772,000 and unrealized foreign exchange loss of $491,000. Changes in other non-cash items include a decrease in accounts payable and accrued liabilities of $41,000, a decrease in receivables of $2,023,000, an increase in deferred revenue of $20,000 and a decrease in prepaid expenses of $43,000.

Cash used in operating activities was $4,532,000 in the year ended October 31, 2002, a decline of 55% from the amount used in the same period of the prior year. Cash used in operating activities during the year was comprised of the net loss of $4,065,000, less net depreciation and amortization of $404,000 and unrealized foreign exchange loss of $72,000. Changes in other non-cash items include a decrease in accounts payable and accrued liabilities of $1,180,000, an increase in receivables of $45,000, a decrease in deferred revenue of $19,000 and a decrease in prepaid expenses of $301,000.

Cash used in operating activities was $10,596,000 in the year ended October 31, 2001, attributable to the net loss of $12,272,000 less net depreciation and amortization of $1,226,000 and unrealized foreign exchange gain of $185,000. Changes in other non-cash items include a decrease in accounts payable and accrued liabilities of $278,000, a decrease in receivables of $946,000, a decrease in deferred revenue of $27,000 and an increase in prepaid expenses of $7,000.

Cash provided by financing activities in the fourteen month period ended December 31, 2003 was $1,806,000 and $1,822,000 in the year ended October 31, 2003 (and $15,000 for the two months ended December 31, 2003). In June 2003 the Company completed the issue and sale of 5,000,000 common shares in the capital of the Company at $0.62 per unit for gross proceeds of $3,100,000. This was offset by repayments of bank indebtedness of $241,000 and notes payable of $873,000 at December 31, 2003 and $868,000 at October 31, 2003.

Cash provided by financing activities in the year ended October 31, 2002 was $3,108,000. In April 2002, we completed a private placement for net proceeds of $3,108,000. The Company completed the issue and sale of 518,671 units in the capital of the Company at $6.00 per unit for gross proceeds of $3,112,022.

Cash provided by financing activities in the year ended October 31, 2001, was $69,000 as a result of proceeds received from issuing common shares under an employee stock option exercise.

Cash used in investing activities in the fourteen month period ended December 31, 2003 was $16,000. Cash was provided by the maturity of a short-term investment in the amount of $600,000. Cash in the amount of $541,000 was utilized in the acquisitions that occurred during the year. As well, the Company purchased capital assets in the amount of $75,000 during this period.

Cash used in investing activities in the two month period ended December 31, 2003 was $597,000. Cash was provided by the maturity of a short-term investment in the amount of $609,000. As well, the Company purchased capital assets in the amount of $13,000 during this period.

Cash used in investing activities in the year ended October 31, 2003 was $613,000. Additional funds of $10,000 were invested in a short-term investment. Cash in the amount of $541,000 was utilized in the acquisitions that occurred during the year. As well, the Company purchased capital assets in the amount of $62,000 during this year.

Cash provided by investing activities in the year ended October 31, 2002 was $92,000 consisting of $113,000 received from proceeds of a short-term investment offset by $21,000 spent on capital assets.

Cash used in investing activities in the year ended October 31, 2001 was $2,676,000 consisting of $719,000 spent on capital asset additions and the purchase of a $1,956,000 short-term investment.

As of December 31, 2003, we had commitments under non-cancelable operating leases for our facilities and equipment through 2006 in amounts ranging from $620,000 in fiscal 2004 declining to $308,000 in fiscal 2006.

On January 20, 2004, the Company completed a private placement through the issuance of 1,000,000 common shares and 1,100,000 common share purchase warrants. The Company received gross proceeds of $2,000,000 in the transaction. The warrants were comprised of 500,000 warrants exercisable at $2.00 and 600,000 at $2.05. Each warrant entitles the holder thereof to acquire one common share for a period of three years. The common shares cannot be re-sold in the public markets until a registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission.

We believe that our cash and cash equivalents and short-term investments as at December 31, 2003 of $1,967,000 together with the additional funds raised subsequent to our year-end will be sufficient to meet our short-term working capital requirements for the next fiscal year. We may need to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements. However, additional funding may not be available on terms attractive to us, or at all. If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies. Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

The following table presents unaudited selected financial data for each of the last eight quarters ending October 31, 2003 and the two months ended December 31, 2003:

------------------------- ------------------------- -------------------------- -------------------------
                            Revenue for the period        Loss for the period    Basic and diluted loss
                                                                                              per share
------------------------- ------------------------- -------------------------- -------------------------
December 31, 2003                       $1,455,000                  $ 784,000                   $  0.07
October 31, 2003                         2,687,000                  1,882,000                      0.33
July 31, 2003                            1,742,000                    738,000                      0.13
April 31, 2003                           1,835,000                  1,443,000                      0.45
January 31, 2003                           843,000                    772,000                      2.39
October 31, 2002                           261,000                    657,000                      0.22
July 31, 2002                              140,000                  1,001,000                      0.31
April 31, 2002                             198,000                  1,311,000                      0.47
January 31, 2002                           111,000                  1,096,000                      0.41

5-C.     Research and Development, Patents and Licenses, et cetera

We plan to continue to invest in research and development for our security products based on the technology we purchased in 1996, and we anticipate spending approximately $1,060,000 in the year ending December 31, 2004 in connection with these efforts. We expect to allocate funds almost entirely to salary payments to staff for the continued research and development of our security product suite. We cannot reasonably estimate when the benefits, if any, of the continued development costs will be realized. We also cannot reasonably estimate whether any of the continuing development costs will result in revenue for us, or whether additional sources of funding will be available if continued development of the technology is unsuccessful.

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

Our revenue model consists of (i) license fees from the licensing of our Passport Certificate Server(R) and Passport Authorization Product(TM), which are one-time fees typically recorded upon execution of the license agreement (although a licensee may ultimately require additional servers and pay additional fees), (ii) consulting revenues, as employees and subcontractors provide services to our customers, which are recognized on a time and materials basis, or on a percentage of completion basis, depending on the contract, as employees and subcontractors provide services (iii) recurring royalties from the provision of certificates and permits, and (iv) annual support fees (for phone assistance and product updates). In certain cases, we have waived the first year support fees for certain of our customers (usually amounting to approximately 15% of aggregate license fees). As our business evolves, we expect that most of our revenue will be generated through recurring royalties. This revenue stream is dependent on the adoption of transaction-based applications over wireless networks and therefore cannot be accurately projected at this time.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6-A.     Directors and Senior Management

The following sets forth certain information about each of our directors and executive officers:

Stanley M. D. Beck, 69, has served as a Director since July 2002. Mr. Beck was formerly Chairman of the Ontario Securities Commission and Dean of Osgoode Hall Law School. Mr. Beck is currently Chairman of 407 International Inc. and President of Granville Arbitrations Limited, and holds seats on a number of boards.

Derek Buntain, 63, has served as a Director since July 2003. Mr. Buntain has over 25 years experience in corporate finance, mergers and acquisitions and international business. Mr. Buntain is currently the President of The Dundee Bank, and the former President of Goodman & Company (Bermuda) Limited and holds seats on a number of boards.

Nagy Moustafa, 40, has served as Diversinet's President and Chief Executive Officer since November 1997. Mr. Moustafa has more than 16 years of professional experience working in technology and engineering.

Keith Powell, 58, has served as a Director since July 2002. Mr. Powell is currently the principal of Keith Powell Consulting Inc., an information technology consulting firm and a Partner in XPV Capital Corp., a venture capital company investing in early stage communications companies. Mr. Powell also sits on several other boards. From 1980 to 2000, Mr. Powell held a number of positions with Nortel Networks, including Senior Vice-President, Information Services & Chief Information Officer from 1996 to 2000. In 1999 Mr. Powell was inducted into the Canadian Information Productivity Awards Hall of Fame.

Mark C. Steinman, 55, has served as a Director since June 1998 and Chairman since July 2002. Mr. Steinman has thirty years of corporate finance experience, recently as Executive Vice President and Chief Financial Officer of Stelco Inc. and prior to 1999 as Chief Financial Officer of Spar Aerospace and Chief Financial Officer of Rogers Cablesystems.

Charles M.H. Shiu, 70, has served as a Director since September 2002. Mr. Shiu is a former senior executive with Nortel Networks and has more than 25 years experience with strategic alliances, joint ventures and investments in the European, North American and Asia Pacific markets. Mr. Shiu is currently Chairman of Allied Asia Investments Limited and holds seats on a number of boards.

David Hackett, 39, was appointed as Chief Financial Officer effective March 26, 2002. Previously, Mr. Hackett was CFO of a technology and service provider to electronic marketplaces, where he oversaw start-up operations, public financing and acquisitions. Mr. Hackett has also held senior financial management positions at EveryWare Development, Alliance Atlantis Communications and Entertainment Information Services Ltd.

Atul Parikh, 39, joined Diversinet in January 2003 upon the acquisition of DSS Software Technologies. Mr. Atul Parikh is responsible for sales initiatives and fulfillment services in the United States. Mr. Parikh holds a Master Degree in Computer Applications from India. He worked with major companies like Oracle, Hitachi, Autodesk, British Telecom before he founded a DSS in 1996. DSS was the fastest growing company in the bay area with 200 employees in 2001. He developed the DSS business from revenue of 100,000 to 25,000,000 within five years of business.

Scott Lowry, 59, has over twenty-five years experience in the financial services industry. His career started at Chase Manhattan Bank in international banking with assignments in New York, London, Frankfurt and Beirut. He was then Chairman and CEO of Great Western Bank in Phoenix, an $800 million bank with more than 800 employees that was later sold to Citibank. Scott was Executive Director of the Canary Wharf Development Company in London, which at the time was the largest real estate project in the world. In the mid-1990's, he became president of Internet security company Digital Signature Trust, which was backed by Zions Bank and the American Bankers Association, and in mid-2002 sold to Identrus LLC.

Hussam Mahgoub, 53, has served as our Vice President of Products since April 1999. Prior to joining Diversinet, he held senior positions at Canada Post Corporation, Bell Canada and Bank of Montreal. At Canada Post Corporation, he was responsible for introducing many electronic services.

Nick Darwish, 43, has been with Diversinet since December 1999 and is currently EVP, OEM Channels. Mr. Darwish joined Diversinet from Nortel Networks, a global supplier of data and telephone network solutions and services. Most recently, he was responsible for Nortel's new E-Commerce applications business.

Charles Walton, 44, has served as a Director since September 2003. Mr. Walton is the founder of Caradas and is currently EVP, Business Development for the Company. Mr. Walton has more than 20 years of business and technical experience in the security industry.

6-B.     Compensation

The following table and notes show the executive compensation paid or accrued by us during the fourteen month period ended December 31, 2003 to our officers earning in excess of $100,000 per year:

                                                                                                   Long Term
                                                      Annual Compensation                         Compensation
---------------------------------- ------------------- ------------------ ------------------- ---------------------
Name and Principal Position              Salary            Bonus(6)          Other Annual
                                          ($)                 ($)            Compensation        Options/ SARs
---------------------------------- ------------------- ------------------ ------------------- ---------------------
Nagy Moustafa
President and Chief Executive
Officer                                256,667(1)           15,000              7,000               300,000
---------------------------------- ------------------- ------------------ ------------------- ---------------------
David Hackett
Chief Financial Officer                192,500(2)            8,000              5,600                60,000
---------------------------------- ------------------- ------------------ ------------------- ---------------------
Atul Parikh (5)
EVP, Professional Services           US$140,000(3)             -               US$4,800              29,000
---------------------------------- ------------------- ------------------ ------------------- ---------------------
Charles Walton
EVP, Financial and International
Markets                               US$50,000(7)             -                  -                    -
---------------------------------- ------------------- ------------------ ------------------- ---------------------
Scott Lowry
EVP, Government and Enterprise
Markets                               US$60,000(8)             -               US$1,600                -
---------------------------------- ------------------- ------------------ ------------------- ---------------------
Nick Darwish
EVP, OEM Channels                      179,667(5)              -                5,600                17,000
---------------------------------- ------------------- ------------------ ------------------- ---------------------
Hussam Mahgoub
EVP, Products                          154,000(4)            5,000              5,600                37,000
================================== =================== ================== =================== =====================


(1) Mr. Moustafa is currently being compensated at the rate of Cdn $220,000 per annum. See "Employment Agreements".

(2) Mr. Hackett is currently being compensated at the rate of Cdn $165,000 per annum. See "Employment Agreements".

(3) Mr. Parikh is currently being compensated at the rate of U.S. $140,000 per annum. See "Employment Agreements".

(4) Mr. Mahgoub is currently being compensated at the rate of Cdn $132,000 per annum. See "Employment Agreements".

(5) Mr. Darwish is currently being compensated at the rate of Cdn $154,000 per annum. See "Employment Agreements".

(6) Bonus allocations, if any, are determined annually at the discretion of the board of directors on the recommendation of the Compensation Committee, bonuses are paid and recorded as compensation in the fiscal year following the year in which they are earned as the determination is made by the Board in the following year.

(7) Mr. Walton is currently being compensated at the rate of US $150,000 per annum. See "Employment Agreements".

(8) Mr. Lowry is currently being compensated at the rate of US $180,000 per annum. See "Employment Agreements".


There were no long-term incentive awards other than stock options made to the executive officers listed above during the fiscal year ended December 31, 2003. There are no pension plan benefits in place for our executive officers and none of our senior officers or directors is indebted to us.

Employment Agreements

We entered into an employment agreement with Nagy Moustafa, effective September 29, 1997, as amended, which provides for an annual salary of Cdn $220,000 for fiscal 2003, a maximum performance bonus of Cdn $250,000, payable upon the achievement of corporate objectives, and for severance compensation upon the occurrence of certain events. The employment agreement also contains certain non-competition and non-disclosure provisions and is renewable annually, subject to certain termination provisions.

We entered into an employment agreement and consulting agreement with David Hackett, effective March 26, 2002, as amended, which provides for an annual compensation of Cdn $165,000 for fiscal 2003 and a performance bonus of Cdn $75,000, payable upon the achievement of corporate objectives, and for severance compensation upon the occurrence of certain events. The employment agreement also contains certain non-disclosure provisions and is renewable annually, subject to certain termination provisions.

We entered into an employment agreement with Charles Walton, effective September 1, 2003, which provides for an annual compensation of $150,000 and a performance bonus of $100,000, payable upon the achievement of corporate objectives, and for severance compensation upon the occurrence of certain events. The employment agreement also contains certain non-disclosure provisions and is renewable annually, subject to certain termination provisions.

We entered into an employment agreement with Scott Lowry, effective September 1, 2003, which provides for an annual compensation of $180,000 and a performance bonus of $100,000, payable upon the achievement of corporate objectives, and for severance compensation upon the occurrence of certain events. The employment agreement also contains certain non-disclosure provisions and is renewable annually, subject to certain termination provisions.

We entered into an employment agreement with Atul Parikh, effective January 3, 2003, which provides for an annual compensation of $140,000 and a performance bonus of $100,000, payable upon the achievement of corporate objectives, and for severance compensation upon the occurrence of certain events. The employment agreement also contains certain non-disclosure provisions and is renewable annually, subject to certain termination provisions.

We entered into an employment agreement with Hussam Mahgoub, effective April 1, 1999, as amended, which provides for an annual salary of Cdn $132,000 for fiscal 2002 and a Cdn $100,000 performance bonus, payable upon the achievement of corporate objectives, and for severance compensation upon the occurrence of certain events. The employment agreement also contains certain non-disclosure provisions and is renewable annually, subject to certain termination provisions.

We entered into an employment agreement with Nick Darwish, effective December 20, 1999, as amended, which provides for an annual salary of Cdn $154,000 for fiscal 2002 and a performance bonus of Cdn $100,000, payable upon the achievement of corporate objectives, and for severance compensation upon the occurrence of certain events. The employment agreement also contains certain non-disclosure provisions and is renewable annually, subject to certain termination provisions.

Compensation of Directors

Our directors received no compensation during fiscal 2003 for attending meetings of the board of directors or a committee of the board of directors.

The Corporation compensated none of the directors of the Corporation in his capacity as a director during the fiscal year ended December 31, 2003 pursuant to any other arrangement or in lieu of any standard arrangement. It has been the Corporation's practice to grant to a director 50,000 options to acquire common shares of the Corporation upon his or her election as a director. In addition the Corporation may grant directors additional options from time to time. During fiscal 2003 Stanley Beck received 15,000 options at Cdn $0.84 and 25,000 options at Cdn $3.38; Derek Buntain received 25,000 options at $0.62 and 25,000 options at $2.45; Keith Powell received 15,000 options at Cdn $0.84 and 25,000 options at Cdn $3.38; Charles Shiu received 15,000 options at $0.62 and 25,000 options at $2.45; and Mark Steinman received 15,000 options at Cdn$0.84 and 40,000 options at Cdn $3.38. Such options are exercisable to acquire common shares at the market price on the day preceding the grant pursuant to the terms of the Plan.

Option to Purchase Our Securities

Our share option plan was established on October 15, 1993 and was amended on February 4, 1997, April 16, 1999, May 15, 2000, January 22, 2003 and August 15,
2003. Under our share option plan, options for up to a specified maximum limit of 1,800,000 common shares may be granted from time to time by the board of directors to our directors, officers, employees and consultants of Diversinet and any of our subsidiaries. Options granted under our share option plan have an exercise price equal to the closing price of the common shares on the day immediately proceeding the day of the grant and generally will be exercisable over a three-year period and will expire after five years.

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

As at March 3, 2004, there were a total of 1,116,096 options to purchase common shares outstanding under our share option plan at exercise prices ranging from $0.62 to $149.40 with expiration dates ranging from March 15, 2004 to December 5, 2008. The directors and officers as a group hold options to purchase 789,375 of our common shares. The following table provides details on the share options granted to our directors, officers, employees and consultants under the terms of our share option plan as at March 3, 2004.

-------------------------------------------------------------------------------------------------------------------
                                            Share Options Outstanding
-------------------------------------------------------------------------------------------------------------------
                               Total number of common
Optionee                       shares subject to option        Share exercise price        Expiration date
------------------------------ --------------------------- --------------------------- ----------------------------
Directors and Officers                      789,375        U.S.$0.62 to U.S.$119.40    03/15/2004 - 08/15/2008
Employees and Consultants                   326,721        U.S.$0.62 to U.S.$149.40    03/22/2003 - 12/5/2008
------------------------------ --------------------------- --------------------------- ----------------------------

6-C.     Board Practices

Our board of directors presently consists of seven (7) directors who are elected annually. Each director elected will hold office until the close of business of our first annual meeting of shareholders following his election unless his office is earlier vacated in accordance with our by-laws. During fiscal 2003 there were no director resignations.

Audit Committee

The Audit Committee is comprised of three directors. The Audit Committee recommends engagement of the Company's independent auditors and is primarily responsible for approving the services performed by the Company's independent auditors. The Audit Committee's responsibilities included reviewing the Corporation's financial report procedures, the adequacy of its internal controls and information systems, the external audit plan and the independence and terms of engagement and fees of the external auditors and the performance of the Corporation's external auditors. The committee also has the responsibility to review, and to recommend for approval, the Corporation's interim unaudited consolidated financial statements and annual consolidated financial statements, management's discussion and analysis of financial condition and results of operations and related press releases, prior to their approval by the full Board. The members of the Audit Committee are Mark Steinman (Chair), Keith Powell and Derek Buntain.

To carry out its responsibilities, the Audit Committee held four meetings during the fourteen-month period of November 1, 2002 to December 31, 2003.

Compensation Committee

The Compensation Committee is comprised of two directors. It is the responsibility of the Compensation Committee to determine the level of compensation and for developing recommendations for stock option grants for approval by the Board of Directors in respect of the Corporation's senior executives (including Named Executive Officers) with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of the Corporation's strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors. The members of the Compensation Committee are Keith Powell (Chair) and Derek Buntain.

Governance Committee

The Governance Committee is comprised of two directors. The Governance Committee assists the Board of Directors in fulfilling its oversight responsibilities related to seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement. The members of the Governance Committee are Stanley Beck (Chair) and Charles Shiu.

6-D.     Employees

As of March 15, 2004, we had 92 full-time employees and 32 contractors. Of our employees and contractors, 84 were providing consulting services to clients, 13 were involved in research and development, 18 in sales, marketing and business development and 9 in administration and finance. None of our employees is covered by a collective bargaining agreement, and we believe that our relationship with our employees is good. Our future success, however, will depend upon our ability to attract and retain qualified personnel. Competition for such personnel is often intense, and we cannot provide assurance that we will be able to attract and retain adequate numbers of qualified personnel in the future.

6-E.     Share Ownership

         See item 7-A.

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7-A.     Major Shareholders

Diversinet is a publicly owned Canadian corporation. Another corporation or any government does not control us directly or indirectly.

As of March 3, 2004, we had 12,043,027 common shares outstanding.

The following table shows the ownership of our common shares as of March 3, 2004 of:

         o each person known to us to be the beneficial owner of more than 5% of our outstanding common shares;

         o        each of our directors and officers; and

         o        all of our directors and officers as a group.

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

Unless otherwise indicated, the business address for each of these individuals is c/o Diversinet Corp., 2225 Sheppard Avenue East, Suite 1801, Toronto, ON Canada M2J 5C2.

--------------------------- -------------- ------------- ------------------------------------------- ------------------
                                           Number of
                                           Options or                                                  Percentage of
                            Number of      Warrants                                                     Outstanding
Name                        Shares Owned   Owned                     Options Represent                    Shares
--------------------------- -------------- ------------- ------------------------------------------- -----------------
Nagy Moustafa               111,846        123,333       The vested and immediately exercisable            1.93%
                                                         portion of options to purchase 340,000
                                                         common shares at purchase prices ranging
                                                         from Cdn$0.84 to $162.50 per share.  The
                                                         balance of these options vest at the rate
                                                         of 8.3% per quarter, beginning December
                                                         20, 2002 as to 29,167 options, beginning
                                                         June 5, 2003 as to 75,000 options and
                                                         beginning August 15, 2003 as to 112,500
                                                         options.
--------------------------- -------------- ------------- ------------------------------------------- -----------------
Hussam Mahgoub              1,000          28,500        The vested and the immediately                    *
                                                         exercisable portion of options to
                                                         purchase 58,750 common shares at purchase
                                                         prices ranging between Cdn $0.84 and
                                                         $64.70 per share.  The balance of these
                                                         options vest at the rate of 8.3% per
                                                         quarter, beginning April 3, 2002 as to
                                                         1,584 options, beginning May 9, 2002 as
                                                         to 1,333 options, beginning February 28,
                                                         2003 as to 3,333 options, beginning June
                                                         5, 2003 as to 1,500 options and beginning
                                                         August 15, 2003 as to the remaining
                                                         22,500 options.
--------------------------- -------------- ------------- ------------------------------------------- -----------------
Nick Darwish                4,178          26,458        The vested and immediately exercisable            *
                                                         portion of options to purchase an
                                                         aggregate of 42,125 common shares at
                                                         purchase prices ranging between Cdn$0.84
                                                         and $119.40 per share.  The balance of
                                                         these options vest at the rate of 8.3%
                                                         per quarter beginning July 24, 2001 as to
                                                         417 options, beginning April 3, 2002 as
                                                         to 1,584 options, beginning May 9, 2002
                                                         as to 1,333 options, beginning February
                                                         28, 2003 as to 3,333 options, beginning
                                                         June 5, 2003 as to 1,500 options and
                                                         beginning August 15, 2003 as to the
                                                         remaining 7,500 options.
--------------------------- -------------- ------------- ------------------------------------------- -----------------
David Hackett               35,591         25,417        The vested and immediately exercisable            *
                                                         portion of options to purchase an
                                                         aggregate of 75,000 common shares at
                                                         purchase prices ranging between Cdn$0.84
                                                         and $5.50 per share.  The balance of
                                                         these options vest at the rate of 8.3%
                                                         per quarter beginning March 26, 2002 as
                                                         to 5,000 options, beginning February 28,
                                                         2003 as to 3,333 options, beginning June
                                                         5, 2003 as to 3,750 options and beginning
                                                         August 15, 2003 as to the remaining
                                                         37,500 options.
--------------------------- -------------- ------------- ------------------------------------------- -----------------

--------------------------- -------------- ------------- ------------------------------------------- ------------------
                                           Number of
                                           Options or                                                  Percentage of
                            Number of      Warrants                                                     Outstanding
Name                        Shares Owned   Owned                     Options Represent                    Shares
--------------------------- -------------- ------------- ------------------------------------------- -----------------
Atul Parikh                 -              55,583        The vested and immediately exercisable            *
                                                         portion of options and warrants to
                                                         purchase an aggregate of 141,000 common
                                                         shares at purchase prices ranging between
                                                         $0.62 and $3.75 per share.  The balance
                                                         of these options vest at the rate of 8.3%
                                                         per quarter beginning January 2, 2003 as
                                                         to 71,167 options, beginning June 5, 2003
                                                         as to 3,000 options and beginning August
                                                         15, 2003 as to the remaining 11,250
                                                         options.
--------------------------- -------------- ------------- ------------------------------------------- -----------------
Charles Walton              551,261        16,667        The vested and immediately exercisable            4.71%
                                                         portion of warrants to purchase an
                                                         aggregate of 100,000 common shares at
                                                         purchase prices of $2.45 per share.  The
                                                         balance of these warrants vest at the
                                                         rate of 8.3% per quarter beginning
                                                         September 1, 2003.
--------------------------- -------------- ------------- ------------------------------------------- -----------------
Scott Lowry                 224,612        16,667        The vested and immediately exercisable            2.00%
                                                         portion of warrants to purchase an
                                                         aggregate of 100,000 common shares at
                                                         purchase prices of $2.45 per share.  The
                                                         balance of these warrants vest at the
                                                         rate of 8.3% per quarter beginning
                                                         September 1, 2003.
--------------------------- -------------- ------------- ------------------------------------------- -----------------
Stanley Beck                -0-            15,833        The vested and immediately exercisable            *
                                                         portion of options to purchase 50,000
                                                         common shares at purchase prices ranging
                                                         from Cdn$0.84 to Cdn$3.38 per share.  The
                                                         remaining options vest at the rate of
                                                         8.3% per quarter beginning July 8, 2002
                                                         as to 4,167, beginning June 5, 2003 as to
                                                         11,250 options and beginning August 15,
                                                         2003 as to the remaining 18,750 options.
--------------------------- -------------- ------------- ------------------------------------------- -----------------
Mark Steinman               -0-            24,500        The vested and immediately exercisable            *
                                                         portion of an option to purchase 74,000
                                                         common shares at a purchase prices
                                                         ranging between of Cdn$0.84 and $15.30
                                                         per share. The balance of these options
                                                         vest at the rate of 8.3% per quarter,
                                                         beginning July 24, 2001 as to 333
                                                         options, beginning July 8, 2002 as to the
                                                         remaining 4,167 options, beginning June
                                                         5, 2003 as to 15,000 options and
                                                         beginning August 15, 2003 as to the
                                                         remaining 30,000 options.
--------------------------- -------------- ------------- ------------------------------------------- -----------------

--------------------------- -------------- ------------- ------------------------------------------- ------------------
                                           Number of
                                           Options or                                                  Percentage of
                            Number of      Warrants                                                     Outstanding
Name                        Shares Owned   Owned                     Options Represent                    Shares
--------------------------- -------------- ------------- ------------------------------------------- -----------------
Keith Powell                -0-            20,833        The vested and immediately exercisable            *
                                                         portion of an option to purchase 55,000
                                                         common shares at a purchase prices
                                                         ranging between of Cdn$0.84 and $13.10
                                                         per share. The balance of these options
                                                         vest at the rate of 8.3% per quarter,
                                                         beginning July 8, 2002 as to the
                                                         remaining 4,167 options, beginning June
                                                         5, 2003 as to 11,250 options and
                                                         beginning August 15, 2003 as to the
                                                         remaining 18,750 options.
--------------------------- -------------- ------------- ------------------------------------------- -----------------
Charles Shiu                -0-            15,000        The vested and immediately exercisable            *
                                                         portion of an option to purchase 50,000
                                                         common shares at a purchase prices
                                                         ranging between of Cdn$0.84 and Cdn$3.38
                                                         per share. The balance of these options
                                                         vest at the rate of 8.3% per quarter,
                                                         beginning September 4, 2002 as to 5,000
                                                         options, beginning June 5, 2003 as to
                                                         11,250 options and beginning August 15,
                                                         2003 as to the remaining 18,750 options.
--------------------------- -------------- ------------- ------------------------------------------- -----------------
Derek Buntain               200,000        12,500        The vested and immediately exercisable            1.76%
                                                         portion of an option to purchase 50,000
                                                         common shares at a purchase prices
                                                         ranging between of $0.62 and $2.45 per
                                                         share. The balance of these options vest
                                                         at the rate of 8.3% per quarter,
                                                         beginning June 5, 2003 as to 18,750
                                                         options and beginning August 15, 2003 as
                                                         to the remaining 18,750 options.
--------------------------- -------------- ------------- ------------------------------------------- -----------------
Lakefront Partners, LLC     1,080,000      500,000       The vested and immediately exercisable           12.6%
and James B. Wigdale, Jr.                  warrants      portion of warrants to purchase an
(1)                                                      aggregate of 1,000,000 common shares at a
                                                         purchase price ranging between $2.00 and
                                                         $2.05.  The balance of these warrants
                                                         vest on July 15, 2004 at to 250,000
                                                         warrants and January 15, 2005 as to the
                                                         remaining 350,000 warrants.  These
                                                         warrants will vest immediately if any one
                                                         of a number of significant changes occur
                                                         within the Company.


All Officers and            1,124,310      381,282                                                        12.1%
Directors as a group (10
persons)

----------------
*  Less than 1%


(1) Mr. Wigdale is the control person of Lakefront Capital Management, LLC, the manager of Lakefront Partners, LLC. Both Lakefront Partners, LLC and Mr. Wigdale have offices located at 205 E. Wisconsin Avenue, Suite 220, Milwaukee, WI 53202. Lakefront Partners, LLC and Mr. Wigdale may be deemed to be acting jointly or in concert in respect to their security holdings of Diversinet.

7-B.     Related Party Transactions

As at December 31, 2003 and October 31, 2003, the Company had a promissory note payable in the amount $600,000 due to an officer of the Company. This note is payable in installments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 and bears no interest.

In February 2004, the Company amended the DSS Software Technologies share purchase agreement. The promissory note in the amount of $600,000 payable in installments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 has been replaced by the issuance of 200,000 Diversinet common shares and cash payments of $50,000 in February 2004, $50,000 on April 2004 and $100,000 on January 2005. The existing 120,000 warrants exercisable at $3.75 have been replaced by issuance of 120,000 warrants exercisable at $2.05, exercisable after January 1, 2005 expiring on December 31, 2006. The common shares cannot be re-sold in the public markets until a registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission.

7-C.     Interests of Experts and Counsel

         Not Applicable.

ITEM 8   FINANCIAL INFORMATION

8-A.     Consolidated Statements and Other Financial Information

The financial statements are included in this Registration Statement, Form 20-F under Item 17.

Legal proceedings

There are currently four material claims pending against us. If we lose any of these suits or enter into settlements requiring us to pay cash or to issue any of our common shares, our liquidity and financial position will be adversely affected and our shareholders' ownership may be diluted.

(a)      Silva Run Litigation Matter

In May 1996, Silva Run Worldwide Ltd. sued a number of individuals and corporations, including us, in the United States District Court for the Southern District of New York in connection with, among other things, Silva Run's purchase of 21,250 common shares (850,000 common shares prior common share consolidations) in August 1995. At the time of such purchase, we were operating a different business under our prior name, The Instant Publisher Inc., and a prior management group was running us. In this lawsuit, the plaintiff is seeking to cancel this stock purchase, alleging, inter alia:

         o that the plaintiff was fraudulently induced into the transaction by certain defendants other than us;

         o that the sale of our common shares was not in compliance with the Securities and Exchange Commission regulation governing the sale of those shares outside the United States; and

         o that we were the control person of other defendants who violated the Securities Act of 1933, as amended, in connection with the sale of our common shares, and thereby are required to cancel the transaction or are liable for damages under the control person provisions of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

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

(b)      Instant Publisher (Israel) Litigation Matter

In May 2000, we were sued in the Ontario Superior Court of Justice, along with our wholly-owned Barbados subsidiary, The Instant Publisher Ltd., by Instant Publisher (Israel) Limited, a company not related to Diversinet. Instant Publisher (Israel) Limited is seeking damages of $1,533,950 for breach of an October 25, 1995 dealer agreement with our previous printing business regarding the distribution of printing equipment, and damages of $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs. Based on our preliminary evaluation of the merits of this claim, we filed a notice of intention to defend against the claim. If we are required to pay damages, this could have a material adverse effect on our liquidity and our ability to fund our business.

(c)      Subsidiary Litigation Matter

One of the Company's wholly owned subsidiaries is being sued in Bankruptcy Court by a company alleging the subsidiary received preferential payments. The plaintiff is seeking to receive $200,000.

(d)      Employee Litigation Matter

In July 2003, we were sued in the Ontario Superior Court of Justice by two former employees who claim, inter alia, that each was terminated, while on short-term disability, in a manner that exhibited bad faith and unfair dealings. One is seeking against Diversinet Cdn$125,000 in special, general, punitive and exemplary damages. The other is seeking against Diversinet Cdn$350,000 in special, general, punitive and exemplary damages.

(e)      Employee Litigation Matter

In January 2004, Diversinet and an officer of the Company were sued in the Ontario Superior Court of Justice by a former employee who claims, inter alia, that he was wrongfully terminated in a manner that exhibited bad faith and unfair dealings. He is seeking a total of Cdn$450,000 against us and our officer in aggravated, general, punitive and exemplary damages.

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

Our common shares have been quoted on the NASDAQ SmallCap MarketSM since June 1995. NASDAQ requires that we maintain a minimum bid price of $1.00 for continued listing. On March 9, 2002 we received notice from NASDAQ that we had not met the minimum $1.00 per share requirement and may be subject to delisting. On April 30, 2003, after rejecting our appeal, NASDAQ delisted Diversinet's securities. Effective April 30, 2003, Diversinet's common shares have traded on the Over the Counter Bulletin Board under the symbol DVNTF.

There have been no other significant changes or events between December 31, 2003 and March 3, 2004.

ITEM 9   THE OFFER AND LISTING

9-A.  Offer and Listing Details

Diversinet Corp.'s common shares traded on the Canadian Dealing Network until it ceased to operate in August of 2000. The following table lists the high, low, closing prices and the aggregate yearly trading volumes on the Canadian Dealing Network for shares of our common shares for the last five fiscal years ended October 31:



                               Canadian Dealing Network Shares Trading Activity
    Year ended October 31,             High                Low               Closing       Trading Volume (000)
    ----------------------             ----                ---               -------       --------------------
2003........................             N/A                 N/A                 N/A                N/A
2002........................             N/A                 N/A                 N/A                N/A
2001........................             N/A                 N/A                 N/A                N/A
2000........................           $66.75              $10.00               $-               43,126
1999........................            18.00                1.40               17.25            17,040

The following table lists the high, low and closing prices on the OTC Bulletin Board (from April 30, 2003) and NASDAQ (prior to April 30, 2003) of our common shares for the last five fiscal years ended December 31:


                                 OTC Bulletin Board and NASDAQ Trading Activity

    Year ended December 31,             High                Low               Closing        Trading Volume (000)
    -----------------------             ----                ---               -------        --------------------
2003...........................         $6.30               $0.48               $2.09              10,264
2002...........................        $12.50               $2.20               $3.00               2,359
2001...........................        $36.20              $10.00              $12.20               2,965
2000...........................       $449.37              $17.81              $22.50              21,304
1999...........................       $262.50              $19.06             $220.00              16,340

Diversinet Corp. has not been traded on The Canadian Dealing Network since it ceased to operate in August of 2000 so there has been no activity of our common shares for the last eight fiscal quarters. The following table lists the high, low and closing prices on the OTC Bulletin Board and NASDAQ of our common shares for the last eight fiscal quarters:

                                           NASDAQ Trading Activity
         Quarter Ended                  High                Low               Closing        Trading Volume (000)
         -------------                  ----                ---               -------        --------------------
December 31, 2003............           $6.30               $1.82               $2.09               6,259
September 30, 2003...........           $5.55               $1.15               $4.95               2,222
June 30, 2003................           $1.99               $0.48               $1.39               1,241
March 31, 2003...............           $4.00               $1.12               $1.38                 542
December 31, 2002..............         $5.90               $2.40               $3.00                 450
September 30, 2002.............         $5.80               $2.20               $2.50                 324
June 30, 2002..................         $9.10               $2.90               $2.90                 474
March 31, 2002.................        $12.50               $4.30               $8.10               1,111

The following table lists the high, low and closing prices on the OTC Bulletin Board of our common shares for the last six months:


                                       OTC Bulletin Board Trading Activity
          Month Ended                   High                Low               Closing        Trading Volume (000)
          -----------                   ----                ---               -------        --------------------
February 2004...............            $2.45               $1.80                1.80             338,700
January 2004................            $2.53               $1.95               $2.30           1,323,500
December 2003...............            $2.20               $1.85               $2.09                 716
November 2003...............            $2.41               $1.82               $2.05                 681
October 2003................            $6.30               $1.90               $2.44               4,862
September 2003..............            $5.55               $3.30               $4.95               1,168

Our common shares are issued in registered form and the following information is taken from the records of ComputerShare Trust Company of Canada located in Toronto, Ontario, Canada, the registrar and transfer agent for our common shares.

On March 3, 2004, the shareholders' list for our common shares showed 122 registered shareholders and 12,043,277 shares outstanding. Of the 122 registered shareholders, 109 list U.S. addresses, showing ownership of an aggregate of 10,233,641 shares, representing 85% of our outstanding common shares.

We have not declared any dividends for the last eight years and do not anticipate that we will do so in the foreseeable future. Our present policy is to retain future earnings, if any, for use in our operations and the expansion of our business.

9-B.   Plan of Distribution

       Not Applicable.

9-C.   Markets

Our common shares began trading on the NASDAQ SmallCap MarketSM on June 20, 1995. Prior to December 3, 2002, our common shares traded on the NASDAQ SmallCap MarketSM under the symbol "DVNT". Effective December 3, 2002 our common shares trade under the symbol "DVNTC" with the exception of a 20 period from January 28, 2003 to February 25, 2003 when our common shares traded under the symbol "DVNTD". From February 25, 2003 until April 30, 2003 ours common shares traded under the symbol "DVNTC". On April 30, 2003 NASDAQ delisted our common shares. From April 30, 2003 to present our common shares have been trading on the OTC Bulletin Board under the symbol "DVNTF".

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

Until such time as our common shares are listed on a stock exchange prescribed for the purposes of the Income Tax Act (Canada) (which includes NASDAQ, but not the OTC BB) our common shares will be taxable Canadian property for the purposes of the Income Tax Act (Canada).

Under section 116 of the Income Tax Act (Canada), non-resident vendors who dispose of certain types of taxable Canadian property (including our common shares for as long as they are not listed on a prescribed stock exchange), have to notify Canada Customs and Revenue Agency (CCRA) about the disposition either before they dispose of the property or after they dispose of it. This notification (the "Notice of Disposition") is due not later than ten (10) days after the date the property was disposed of. The vendor may be able to claim an exemption under an applicable tax treaty at the time the Notice of Disposition is filed. If no exemption is available under an applicable treaty, before CCRA can issue a certificate of compliance to the vendor, CCRA must receive either an amount to cover the tax owing, or appropriate security for the tax on any gain the vendor may realize at the time the property is disposed of. Such payments or security the vendor provides will be credited to the vendor's account. If the vendor does not comply with the section 116 requirements, which the vendor must do so before receiving the certificate of compliance, the purchaser of the property may deduct or withhold a specified amount from the proceeds of the disposition to cover any tax which the vendor owes.

When filing a Notice of Disposition and claiming an exemption under a specific tax treaty, necessary documentation to support the claim should be submitted along with the request. The documentation which is acceptable must be based on the particular tax treaty under which the exemption is claimed, such as proof of residency, or that the gain has or will be reported in the vendor's country. Tax officials, in some countries, will supply the necessary certification required to claim the exemption. The United States Department of the Treasury, Internal Revenue Service will provide certification for corporations, exempt organizations and individuals. Requests for certification should be sent to the appropriate service centre. The Department of the Treasury, Publication 686, Certification for Reduced Tax Rates in Tax Treaty Countries, outlines the certification process.

If the vendor does not obtain a certificate pursuant to section 116, the purchaser becomes liable to pay as tax, on behalf of the vendor, an amount equal to 25% of the proceeds of disposition. The purchaser of the property is then entitled to withhold that amount from the proceeds of the disposition to cover any tax which the vendor owes or may owe.

The required amount must be remitted to the Receiver General for Canada 30 days after the end of the month is which the property was acquired.

Other Considerations

In the following three circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our common shares. Based on (a) the number of shareholders of our common shares, and (b) the majority ownership of our shares by Canadian residents, we do not believe that we are either a "Foreign Personal Holding Company" or a "Controlled Foreign Corporation." However, we do believe that we are likely to be treated as a "Passive Foreign Investment Company" for the taxable years 2001, 2002 and 2003.

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

Passive Foreign Investment Company

As stated above, we believe that we will not be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Internal Revenue Code, for our fiscal years 2001, 2002, and 2003.

United States income tax legislation contains rules governing PFIC's, that can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Internal Revenue Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and some types of rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Based on these tests we do not meet the definition of a PFIC in 2000, 2001, 2002 or 2003.

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

10-I.    Subsidiary Information

Our consolidated financial statements include the accounts of Atria Limited, a 50% owned joint venture operating in Hong Kong and its wholly-owned inactive subsidiaries, Diversinet Corporation of America, a Delaware corporation, Diversinet Inc., an Ontario corporation, Diversinet (Israel) Ltd., an Israeli corporation and The Instant Publisher Ltd., a Barbados corporation. For the fiscal year ended December 31, 2003 our consolidated financial statements will also include the accounts of DSS Software Technologies, the wholly owned subsidiary we acquired in January 2003 and Caradas, Inc., the wholly owned subsidiary we acquired in September 2003.

ITEM 11.  Quantitative and Qualitative Disclosure about Market Risk

We believe that inflation has not had a material impact on our results of operations for each of our fiscal years in the three-year period ended December 31, 2003. However, there can be no assurance that future inflation would not have an adverse impact on our operating results and financial condition. We have limited market risk exposure since we do not have any outstanding variable rate debt or derivative financial and commodity instruments as of December 31, 2003.

ITEM 12.    Description of Securities Other than Equity Securities

Not Applicable.

                                     PART II

ITEM 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

ITEM 14. Material Modifications to the Rights to Security Holders and Use of Proceeds

Not Applicable.

ITEM 15.  [Reserved]

ITEM 16.  [Reserved]

                                    PART III

ITEM 17.  Financial Statements

Our financial statements have been prepared in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP except as described in Note 15 to our 2003 consolidated financial statements. The differences between line items under Canadian GAAP and those as determined under U.S. GAAP are not significant except that, under U.S. GAAP, our total loss would be greater by $nil for the fourteen month period ended December 31, 2003, $35,000 for the year ended October 31, 2002, greater by $37,000 for the year ended October 31, 2001, greater by $983,000 for the year ended October 31, 2000 and less by $120,000 for the year ended October 31, 1999. Under U.S. GAAP share capital would be greater and deficit would be less by $30,089,000 for each of the years due to the elimination of reduction in stated capital offset against accumulated shareholders' deficit in March of 1999.

Reference is made to our consolidated financial statements and related footnotes attached as an exhibit to this Report.

ITEM 18.  Financial Statements

We have elected to provide financial statements pursuant to Item 17.

ITEM 19.  Exhibits

Financial Statements:

     o KPMG Auditors' Report dated January 29,2004, except for note 16(b) which is as of February 23, 2004.

     o Consolidated Balance Sheets as at December 31, 2003, October 31, 2003 and October 31, 2002.

     o Consolidated Statements of Loss and Deficit for the fourteen-month period ended December 31, 2003 and the years ended October 31, 2003, 2002 and 2001.

     o Consolidated Statements of Cash Flows for the fourteen-month period ended December 31, 2003 and the years ended October 31, 2003, 2002 and 2001.

     o    Notes to Consolidated Financial Statements.

     o Unaudited Consolidated Statements of Loss and Deficit for the two-month period ending December 31, 2003 and 2002 and Consolidated Statements of Cash Flows for the two-month period ended December 31, 2003 and 2002.

Exhibits:


1.1 Underwriting Agreement, dated as of June 12, 2000, between Diversinet and Tucker Anthony Incorporated.(1)

1.2 Private Agency Agreement between Allen & Company and Diversinet Corp. dated March 27, 2002. (1)

1.3  Form of Stock Purchase Agreement dated March 27, 2002. (1)

1.4  Form of Stock Purchase Agreement dated June 23, 2003. (1)

1.5  Form of Stock Purchase Agreement dated January 19, 2004, 2004. (2)

5.1  Opinion of Lang Michener. (1)

10.1 Form of Diversinet General Product License & Support Agreement.(1)

23.1 Consent of KPMG LLP.

(1)      Previously filed with prior year's Form 20-F.

(2)      Previously filed with our F-3 on March 15, 2004.

                                 SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, there unto duly authorized.

                                 DIVERSINET CORP.



                                 By: /s/ NAGY MOUSTAFA
                                     ---------------------------------------
                                     Nagy Moustafa
                                     President and Chief Executive Officer

Dated: April 9, 2004



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

Dated April 12, 2004

---------------------

/s/ Nagy Moustafa
-----------------------------------
Name: Nagy Moustafa
Title:   Chief Executive Officer


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

Dated: April 12, 2004
---------------------

/s/ David Hackett
-----------------------------------
Name: David Hackett
Title:   Chief Financial Officer