Form 20-F/A
period 2003-12-31
DIVERSINET CORP
filed 2005-03-11
CIK 918387

As filed with the Securities and Exchange Commission on April 9, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F/A

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

#

DIVERSINET CORP.

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

PART I

Page

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

4

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

4

ITEM 3.

KEY INFORMATION

4

ITEM 3. (A)

SELECTED FINANCIAL DATA

4

ITEM 3. (B)

CAPITALIZATION AND INDEBTEDNESS

5

ITEM 3. (C)

REASONS FOR THE OFFER AND USE OF PROCEEDS

5

ITEM 3. (D)

RISK FACTORS

5

ITEM 4.

INFORMATION ON DIVERSINET

11

ITEM 4. (A)

HISTORY AND DEVELOPMENT OF DIVERSINET

11

ITEM 4. (B)

BUSINESS OVERVIEW

11

ITEM 4. (C)

ORGANIZATIONAL STRUCTURE

23

ITEM 4. (D)

PROPERTY, PLANT AND EQUIPMENT

24

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

24

ITEM 5. (A)

OPERATING RESULTS

25

ITEM 5. (B)

LIQUIDITY AND CAPITAL RESOURCES

28

ITEM 5. (C)

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ET CETERA.

28

ITEM 5. (D)

TREND INFORMATION

29

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

29

ITEM 6. (A)

DIRECTORS AND SENIOR MANAGEMENT OF THE REGISTRANT

30

ITEM 6. (B)

COMPENSATION

30

ITEM 6. (C)

BOARD PRACTICES

32

ITEM 6. (D)

EMPLOYEES

32

ITEM 6. (E)

SHARE OWNERSHIP

32

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

33

ITEM 7. (A)

MAJOR SHAREHOLDERS

33

ITEM 7. (B)

RELATED PARTY TRANSACTIONS

35

ITEM 7. (C)

INTERESTS OF EXPERTS AND COUNSEL

35

ITEM 8.

FINANCIAL INFORMATION

35

ITEM 8. (A)

FINANCIAL INFORMATION

35

ITEM 8. (B)

SIGNIFICANT CHANGES

36

ITEM 9.

THE OFFER AND LISTING

36

ITEM 9. (A)

OFFER AND LISTING DETAILS

36

ITEM 9. (B)

PLAN OF DISTRIBUTION

37

ITEM 9. (C)

MARKETS

37

ITEM 9. (D)

SELLING SHAREHOLDERS

37

ITEM 9. (E)

DILUTION

37

ITEM 9. (F)

EXPENSES OF THE ISSUE

37

ITEM 10.

ADDITIONAL INFORMATION

37

ITEM 10. (A)

SHARE CAPITAL

37

ITEM 10. (B)

MEMORANDUM AND ARTICLES OF ASSOCIATION

37

ITEM 10. (C)

MATERIAL CONTRACTS

38

ITEM 10. (D)

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITYHOLDERS

38

ITEM 10. (E)

TAXATION

39

ITEM 10. (F)

DIVIDENDS AND PAYING AGENTS

43

ITEM 10. (G)

STATEMENT BY EXPERTS

43

ITEM 10. (H)

DOCUMENTS ON DISPLAY

43

ITEM 10. (I)

SUBSIDIARY INFORMATION

43

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

43

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

43

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

44

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

44

ITEM 15.

CONTROLS AND PROCEDURES

44

ITEM 16.

AUDIT COMMITTEE AND FINANCIAL EXPERT

44

PART III

ITEM 17.

FINANCIAL STATEMENTS

44

ITEM 18.

FINANCIAL STATEMENTS

44

ITEM 19.

EXHIBITS

44

#

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable.

ITEM 3.  KEY INFORMATION

3-A.

Selected Financial Data

The selected financial data for fiscal years ended October 31, 1999, 2000, 2001 and 2002, for the twelve months ended October 31, 2003 and for the fourteen months ended December 31, 2003 are derived from our audited financial statements.  The selected financial data for the two months ended December 31, 2003 are derived from our unaudited financial statements.  During 2003 we changed our fiscal year from October 31st to December 31st.  The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto and “Operating Results” appearing in Item 5-A. of this annual report.  As a result of a number of circumstances, including the current year financing activities, the acquisition of DSS and Caradas and the U.S. dollar becoming the primary currency in which most of the Company’s business is transacted, effective October 1, 2003, the Company adopted the U.S. dollar as its measurement and reporting currency for preparation of its consolidated financial statements.  In addition, except where otherwise indicated, all financial information is presented in United States dollars.

Our financial statements have been prepared in accordance with Canadian GAAP.  These principles conform in all material respects with U.S. GAAP except as described in Note 15 to our 2003 consolidated financial statements.  The differences between line items under Canadian GAAP and those as determined under U.S. GAAP are not significant except that, under U.S. GAAP, our total loss would be greater by $nil for the fourteen month period ended December 31, 2003 and the twelve month period ended October 31, 2003, $35,000 for the year ended October 31, 2002, greater by $37,000 for the year ended October 31, 2001, greater by $983,000 for the year ended October 31, 2000 and less by $120,000 for the year ended October 31, 1999.  Under U.S. GAAP share capital would be greater and deficit would be less by $30,089,000 for each of the years due to the elimination of reduction in stated capital offset against accumulated shareholders’ deficit in March of 1999.

Selected Financial Data Ended December 31, 2003 and Years Ended October 31, 2003, 2002, 2001, 2000, 1999 and 1998

(in $000’s, except per share data)

Fourteen Months Ended December 31	Two Months Ended December 31		Twelve Months Ended October 31	Fiscal Year Ended October 31
	2003	2003	2003	2002	2001	2000	1999	1998
	(In accordance with Canadian GAAP)
Revenue	$8,563	$1,455	$7,108	$710	$793	$1,787	$164	$0
Loss from Continuing Operations	(5,618)	(784)	(4,834)	(4,065)	(12,272)	(10,019)	(9,230)	(5,273)
Net loss from Discontinued Operations	0	0	0	0	0	(170)	(190)	(470)
Net Loss	(5,618)	(784)	(4,834)	(4,065)	(12,272)	(10,189)	(9,420)	(5,743)
Weighted Average no. of shares (000’s)	6,478	11,043	5,715	2,972	2,638	2,353	1,674	1,533
Loss Per Share – Continuing Operations	(0.87)	(0.07)	(0.85)	(1.37)	(4.65)	(4.27)	(5.47)	(3.42)
Net Loss Per Share	(0.87)	(0.07)	(0.85)	(1.37)	(4.65)	(4.34)	(5.61)	(3.76)
Dividends Per Share	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Working Capital (Deficit)	452	452	1,114	1,752	2,253	14,135	3,389	1,709
Long-term Investment	0	0	0	0	0	0	0	65
Long-term Liabilities	300	300	300	0	0	0	966	1,329
Shareholders’ Equity	7,647	7,647	8,462	2,950	3,835	16,223	5,338	2,428
Total Assets	11,004	11,004	12,099	4,009	6,093	18,786	8,311	4,768
Share Capital	49,191	49,191	49,202	40,678	34,212	35,186	14,220	28,330

	(In accordance with U.S. GAAP)
Loss from Continuing Operations	(5,618)	(784)	(4,834)	(4,100)	(12,309)	(11,002)	(9,110)	(2,450)
Net Loss from Discontinued Operations	0	0	0	0	0	(170)	(190)	(470)
Net Loss	(5,618)	(784)	(4,834)	(4,100)	(12,309)	(11,171)	(9,301)	(2,920)
Loss Per Share – Continuing Operations	(0.87)	(0.07)	(0.85)	(1.38)	(4.67)	(4.68)	(5.47)	(1.57)
Net Loss Per Share	(0.87)	(0.07)	(0.85)	(1.38)	(4.67)	(4.75)	(5.54)	(1.91)
Long-term Liabilities	300	300	300	0	0	0	1,158	1,719
Shareholders’ Equity	6,655	6,655	7,471	1,958	2,881	15,277	5,147	2,010
Total Assets	11,004	11,004	12,099	4,009	6,093	18,786	8,311	4,738
Share Capital	79,281	79,281	79,291	70,767	60,348	62,119	42,261	28,893

At our March 1999 Annual Meeting, our shareholders approved a resolution providing for the reduction of our stated capital by $30,089,000.  This resulted in a reduction in our accumulated shareholders’ deficit in the same amount.  At December 31, 2003, we had an accumulated deficit of $41,482,000.  If our shareholders had not approved the reduction in our stated capital, our accumulated deficit at December 31, 2003 would have been $71,571,000 and October 31, 2002 would have been $65,953,000.

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five fiscal years ended December 31, 2004 and the end of each of the last six months, the average rates for the period, and the range of high and low rates for the period.  For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

	U.S. Dollar/Canadian Dollar
	Close	Average	High	Low
Month Ended 02/28/05	1.2408	1.2309	1.2581	1.1944
Month Ended 01/31/05	1.2412	1.2253	1.2468	1.1944
Month Ended 12/31/04	1.2020	1.2191	1.2465	1.1793
Month Ended 11/30/04	1.1860	1.1960	1.2282	1.171
Month Ended 10/31/04	1.2180	1.2469	1.2755	1.2129
Month Ended 9/30/04	1.2616	1.2878	1.3247	1.2672
Fiscal Year Ended 12/31/04	1.2020	1.3015	1.4003	1.1714
Fiscal Year Ended 12/31/03	1.2924	1.4014	1.5800	1.2905
Fiscal Year Ended 10/31/02	1.5661	1.5379	1.6190	1.5024
Fiscal Year Ended 10/31/01	1.5782	1.5400	1.5822	1.4895
Fiscal Year Ended 10/31/00	1.5315	1.4749	1.5316	1.4310

The exchange rate was 1.2408 as of February 28, 2005.

3-B.  Capitalization and Indebtedness

    Not Applicable.

3-C.  Reasons for the Offer and Use of Proceeds

    Not Applicable.

3-D.  Risk Factors

When used in this annual report, the words “may”, “will”, “expect”, “anticipate”, “continue”, “estimate”, “project”, “intend” “plan” and similar expressions are intended to identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding events, conditions and financial trends that may affect Diversinet’s future plans of operations, business strategy, operating results and financial position.  All statements, other than statements of historical facts, included or incorporated by reference in this document which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company’s business and operations, and other such matters are forward-looking statements.  These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances.  Such statements are not guarantees of future performance and are subject to risks and significant uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors.  The occurrence of any unanticipated events may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein. Prospective investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors, some of which are described in the Risk Factors below.

We have limited financial resources.  Our ability to continue operations during the next fiscal year will be dependent on our ability to obtain additional financing.  Although we have made progress in developing our products and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and may be insufficient within fiscal 2004.  We have obtained funding for operations from private equity placements in the past, raising approximately $49,835,000 through selling a total of 10,421,132 common shares, but there is no assurance we will be able to do so again in the near future despite the progress of the business.  In January 2004 we completed a private placement through the issuance of 1,000,000 common shares and 1,100,000 common share purchase warrants.  We received gross proceeds of $2,000,000 in the transaction.  The warrants were comprised of 500,000 warrants exercisable at $2.00 and 600,000 at $2.05.  Each warrant entitles the holder thereof to acquire one common share for a period of three years.  In June 2003 we completed a private placement with the issuance of 5,000,000 common shares at a price of $0.62 per common share for gross proceeds of $3,100,000 to the Company.  In April 2002, we completed a private placement with the issuance of 518,671 units at a price of $6.00 per unit for gross proceeds of $3,112,022 to the Company.  Each unit is comprised of one common share and three-quarters (3/4) of one common share purchase warrant (each whole warrant, a “Warrant”).  Each Warrant entitles the holder thereof to acquire one common share at a price of $7.20 per common share for a period of up to three years from April 4, 2002.  There is no assurance we will be able to obtain further placements in the near future despite the progress of the business.  As well, the terms of new capital, if any, may materially dilute existing shareholders.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

We have lost money in the past, we have realized insufficient revenues from continuing operations and we expect to continue to sustain losses in the future.  We have generated insufficient revenue to date from the sales of our solutions and licensing of our products to cover our operating costs.  For the fourteen months ended December 31, 2003, we posted a net loss of $5,618,000.  For the year ended October 31, 2003, we posted a net loss of $4,834,000, for October 31, 2002, we posted a net loss of $4,065,000 and for October 31, 2001, we posted a net loss of $12,272,000.  For the years ended October 31, 2000 and October 31, 1999, we had net losses of $10,189,000 and $9,421,000, respectively.  We generated revenue of $8,563,000 for the fourteen months ended December 31, 2003, $7,108,000 in the twelve months ended October 31, 2003, $710,000 in the year ended October 31, 2002, $793,000 in the year ended October 31, 2001, $1,787,000 in the year ended October 31, 2000 and $164,000 in the year ended October 31, 1999.  The revenue represents the sales of our secured wireless and identity management solutions and professional services including the initial licensing of our Passport Certificate Server®, Passport Authorization Product™ and Connexus product together with related professional services and consulting revenue.  During fiscal 2001, 40% of our revenue was generated from one customer.  During fiscal 2002, 28% of revenue was generated from one customer although not the same customer as in fiscal 2002, and 54% of revenue was generated from three customers.  During fiscal 2003, 30% of revenue was generated from one customer although not the same customer as in fiscal 2001, and 50% of revenue was generated from two customers.  To date, the sales of our solutions, including related consulting services and licensing our products to various customers and providing them with related professional services has generated our revenues.  We cannot provide assurance that recurring revenues will arise from these agreements.  The auditors’ reports on our December 31, 2003 consolidated financial statements included additional comments for U.S. readers that states that conditions and events exist that cast substantial doubt on our ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

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

We are involved in litigation which could result in judgments against us which, in the aggregate, could total more than our combined current assets, working capital and net assets.  There are currently two material claims pending against us.  If we lose either of these suits or enter into settlements requiring us to pay cash or issue any of our common shares, our liquidity and financial position will be adversely affected, and our shareholders’ ownership may be diluted.

We have been sued, along with other individuals and corporations, by Silva Run Worldwide Ltd. in connection with Silva Run’s purchase of 21,250 common shares (850,000 common shares prior to reverse splits in May 1997 and January 2003) in 1995 for a purchase price of $3,700,000.  Silva Run is seeking to cancel the stock purchase and reimbursement of the $3,700,000 purchase price, plus interest, attorneys’ fees and costs.  Silva Run has alleged that we, directly or as the control person of other defendants, violated the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

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

Our licensing revenues are dependent on our customers’ acceptance and use of our software products, and we expect our sales cycle to be lengthy.  We often enter into evaluation agreements, whereby potential customers may examine our software products for a specified period of time with no payment to us.  Our current licensing agreements typically require the customer to pay a license fee attributable to the software components and the development toolkit and upon shipment of these items to the customer, until early in fiscal 2000, we generally waived the up-front fee.

Customers often cannot simply license our solutions and begin using them immediately in their businesses as our solutions are often part of an overall application environment.  This can make our solutions work with a particular customer’s application complex, expensive and, in certain cases, an ultimately unsuccessful process.  This process may also require the customer to make significant commitments of time and money.  Based on discussions with our customers, we believe that a customer’s required cycle of testing, internal approval and network modifications can reasonably take between six and nine months or longer.  Therefore, we expect our sales cycle, or the time between entering into an agreement and when we begin to receive revenue, to be six to nine months or longer.  Also, the amount of revenue can be very limited until the customer’s product is made generally available and adopted.  Our sales are also subject to significant risks over which we have little or no control, including customers’ budgetary constraints and internal acceptance procedures regarding security-related matters.

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

The nature of our products subjects us to product liability risks, potential lost revenues and adverse publicity in the event of product failure.  Our customers may rely on our products to prevent unauthorized access to computer networks.  Malfunctions or design defects of our products could:

•

cause interruptions, delays or cessation of services to our customers,

•

result in product returns,

•

result in liability for damages,

•

adversely affect the market’s perception of the security offered by our product, resulting in a lack of demand for our products, or

•

require us to make significant expenditures of capital or other resources to alleviate the problem.

Our license agreements may not be adequate to limit our liability.  A large number of claims by our customers could subject us to significant liability as well as limit the demand for our solutions and products.  In most cases our license and support agreements attempt to limit our liability to the total amount of the licensing and support fees paid during the twelve-month period preceding an alleged error in or failure of our software.  This contractual provision may not always be enforceable.  Courts have held that contractual limitations of liability of this type, or the “shrink-wrap licenses” in which they are sometimes embodied, are unenforceable because the licensee does not sign them.  If these contract provisions limiting our liability are not enforceable, we could be obligated to pay significant damages resulting from customer claims.

If computer hackers find ways to circumvent our products, our products would not perform their essential function.  Any compromise of the security offered by our products, in a single incident or a series of incidents, would make our products less attractive to our customers.  Software error or failure may result from a hacker seeking unauthorized access to a computer network.  The methods used by hackers are evolving rapidly and generally are not recognized until they are launched against one or more systems.  We are unable to anticipate hackers’ tactics.  The publicity surrounding any security breaches could adversely affect the public perception of the security offered by our authentication and authorization products and make it more difficult for us to sell our products.

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

We have focused our sales and marketing efforts in Asia and Hong Kong.  In 2003, several economies in Asia, including Hong Kong, have been negatively affected by the outbreak of severe acute respiratory syndrome, or SARS. Some industries in Hong Kong were been hit hard by the SARS outbreak.  The dramatic decline in the business has had a negative effect on the economy of Hong Kong for 2003.  The Government of Hong Kong and business communities have taken various measures to stimulate the economic recovery of Hong Kong.  While the ultimate impact of SARS is unclear at this time, the effects of these measures are crucial to Hong Kong’s future financial condition and economic developments, which would in turn affect our financial condition and results of operations.

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

It may be difficult for our shareholders to enforce civil liabilities under the U.S. federal securities laws because we are incorporated in Canada.  Diversinet is incorporated under Canadian law and the majority of our directors and executive officers are Canadian citizens or residents.  All, or a substantial portion, of these persons’ assets and substantially all of our assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon those persons or Diversinet or to enforce against them judgments of U.S. courts predicated upon civil liabilities under U.S. federal or state securities laws.  Also, there is uncertainty as to the enforceability in Canada, in original actions or in actions for enforcement of judgments of the U.S. courts, of civil liabilities predicated upon U.S. federal or state securities laws.

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

Global investment in PKI products and services will grow from $436 million in 2000 to $3.4 billion in 2006. [SOURCE: Datamonitor, May 2, 2001 “eSecurity: PKI the way forward.”]  An especially large growth area will be the mobile sector.  It is forecasted the total number of wireless subscribers will exceed 2 billion by 2007 (In-Stat MDR) and the number of WLAN hotspots will exceed 100,000 by early 2005 (Pyramid Research), providing a large addressable market for Diversinet products

There are a number of significant demand drivers for PKI security-related solutions:

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

Industry forecasters predict that there will be many more wireless devices (e.g. smart phones, pagers and personal digital assistants or “PDAs”) than computers accessing the Internet in the future.  In addition, wireless devices can communicate directly with one another without going over the Internet (referred to as peer-to-peer) or wireless devices can communicate directly with enterprises.

Our solutions are designed to address the unique needs of wireless devices, networks and applications.  We have invested significant engineering resources in developing technology we acquired in fiscal 1996.  Our main wireless security products are Passport ONE and Passport Certificate Server®, which enable the implementation of a PKI solution for mobile communications and e-commerce.  We believe that Passport ONE and Passport Certificate Server® offer advantages in terms of privacy, efficiency, scalability and flexibility over conventional solutions. We also develop the Passport Authorization Product™, which extends the functionality of digital certificates by granting privileges, through digital permits, to the holder of either a Diversinet certificate, or other selected vendor certificates.  Our main identity management product is the Connexus™ Platform.  This provides turnkey solutions for smart card-based application security systems using a suite of Caradas developed and third-party technology components.

In February 2004 we announced that Passport ONE supports RIM's S/MIME Support Package v1.5 for BlackBerry. The solution provides government agencies and departments and corporate enterprises the ability to leverage the S/MIME (Secure Multipurpose Internet Mail Extensions) security protocol for wireless email on their BlackBerry handhelds from Research In Motion.  Java™-based BlackBerry handhelds can use the Diversinet Passport ONE email plug-in, so that the security certificates can be used in the email applications, providing a secure solution for mobile applications.

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

Acquisition of DSS Software Technologies

In early January 2003, Diversinet acquired all of the capital stock in DSS Software Technologies (“DSS”), a system integrator headquartered in Fremont, California.  DSS provides technical consulting services to tier one customers including financial, enterprise and technology companies such as Cisco Systems, Lucent, Oracle, Sun Microsystems and Wells Fargo in the areas of systems integration, software development, and Enterprise Resource Planning (ERP) and Customer Relationship Management (CRM) implementation.  The aggregate purchase price was $1,301,038 consisting of $300,000 in cash, $26,998 in the costs associated with the acquisition, $600,000 of promissory note payable in instalments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 and 120,000 share purchase warrants with a value of $374,040.  The share purchase warrants vest equally on January 2, 2003, 2004 and 2005 and are exercisable at $3.75 per share for five years.  Additional future cash consideration in the amount of $800,000 is payable based on the achievement of certain financial targets over the next two years and will be recorded with an increase to goodwill if and when the targets have been met.  In February 2004, we amended the DSS Software Technologies share purchase agreement.  The promissory note in the amount of $600,000 payable in instalments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 has been replaced by the issuance of 200,000 Diversinet common shares and cash payments of $50,000 in February 2004, $50,000 on April 2004 and $100,000 on January 2005.  The existing 120,000 warrants exercisable at $3.75 have been replaced by issuance of 120,000 warrants exercisable at $2.05, exercisable after January 1, 2005 expiring on December 31, 2006.  The common shares cannot be re-sold in the public markets until a registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission.

The Company expects that the addition of DSS’ services suite will enhance Diversinet’s ongoing strategy to provide greater depth and breadth in its product and service offering.  Combined, DSS and Diversinet’s technical and industry expertise can offer integrated solutions and full services offerings.  The Company believes its acquisition of DSS will strengthen its position in the U.S. through the addition of a comprehensive line of services that will help it to better address rapidly growing demands for security in telecommunication services.

The synergy between the two companies is expected to provide the infrastructure and capability to expand into new markets and convey a unique opportunity to deliver products and services that will meet the specific needs of enterprise customers.

With DSS’ professional services focuses, high profile customers in our target markets (enterprise, financial, et cetera), complementary skill sets (application development, wireless), and a U.S. sales force, the combined company can provide technical consulting services to companies in the areas of system integration, software development, and ERP and CRM implementation, which are all natural extensions of wireless technology, and require enhanced security.

DSS’ operations will be integrated with Diversinet as a wholly owned subsidiary of Diversinet, and DSS will become the principal office for Diversinet’s U.S. operations.  The purchase of DSS will be accounted for using the purchase method the results of operations will be consolidated into Diversinet from the date of acquisition.

Acquisition of Caradas, Inc.

In September 2003, Diversinet acquired all of the capital stock of Caradas, Inc. (“Caradas”), a digital ID and authentication management provider headquartered just outside Boston, Massachusetts.  Caradas provides ‘smart card enablement’ to the financial, retail, enterprise, government and other markets looking for open, secure, multi-application solutions.  Caradas technology answers the need for multi-application smart card technology, essential for managing critical business processes.

Caradas focuses on smart card-based application security systems within the financial services industry, particularly as a vehicle for managing relationships between issuers and cardholders.  Caradas offers a suite of solutions and services to define and implement secure application infrastructures.

*

The Caradas Connexus™ Platform Caradas provides turnkey solutions for smart card-based application security systems using a suite of Caradas developed and third-party technology components.

*

Visa and MasterCard Issuer Solutions: Caradas adds value to Visa and MasterCard issuer projects, by working closely on architecture and design, providing integration services, followed by test and operational transfer as the deployment occurs.  The smart Visa and MasterCard oneSmart Solutions are based upon established methodologies, third-party technologies and the Caradas Connexus™ Platform technology.

*

Caradas Services:  Caradas provides a set of professional integration services for the strategy and support behind the technology.  The Caradas team has developed a methodology for implementing application security systems.

*

Caradas Labs™: Caradas provides benchmarking and evaluation of core technologies through the testing center.

The Company expects that the addition of Caradas will enhance its ongoing strategy to provide greater depth and breadth in its product and service offering, namely in the financial services and government verticals.  Combined, Caradas and Diversinet’s technical and industry expertise can offer integrated solutions and full services offerings.  The Company believes the acquisition of Caradas will strengthen its position in the U.S. through expanded access to key customers and the addition of a comprehensive line of services that will help us to better address rapidly growing demands for security in telecommunication services.

The synergy between the two companies is expected to provide the infrastructure and capability to expand into new markets and convey a unique opportunity to deliver products and services that will meet the specific needs of financial service and government customers.

With Caradas’ focus on smart card technology in the Company’s target markets (financial, government, et cetera) the complementary skill sets (application development and wireless), and a U.S. sales force, the combined company can provide technical consulting services to companies in the areas of smart card-based application security systems and software development, which are natural extensions of wireless and require enhanced security.

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

Public-key systems offer the ability to create digital signatures.  A user applies his or her private key to the date to be signed, creating a digital signature.  Subsequently, anyone can certify the correctness of the signature using the user’s public key.  If the signature verifies, then the signer must possess the correct private key.  In addition, it proves that the data signed has not been modified thus satisfying the security needs listed above.

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

Need for Wireless Security

The increasing acceptance of digital certificates is beginning to give rise to numerous products and services that issue digital certificates or that are able to work with digital certificates.  However, the mere issuance of digital certificates does not ensure that a user’s access is properly monitored, that privileges associated with access are accurately and currently defined, or that the certificates in question have not been withdrawn or replaced.

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

4.

Lack of security as an impediment to m-commerce and e-commerce growth

Security is often regarded as the primary impediment to the mainstream adoption of the Internet as a business tool.  Given the importance attached to the Internet and wireless networks and the related potential for cost reduction and revenue generation, the issue of security becomes one of fundamental need and importance.  The majority of respondents to a recent survey conducted by Deloitte & Touche cited the following barriers to e-commerce: lack of security, other priorities, immature technology and no proven benefits.  VISA International has stated publicly that although only two percent of its credit card business relates to Internet transactions, fifty percent of its disputes and discovered fraud are in that area.  VISA also stated that the problem of authentication has become one of the most important issues facing e-commerce in the financial industry.  In another well-publicized demonstration of the security issues involved in conducting commercial transactions over the Internet, e-Bay, an Internet-based on-line auction site, recently had a third party fraudulently execute an auction purchase under the name and password of one of e-Bay’s customers.  This security breach demonstrates the issues relating to the authentication of customers.  Recent overloading of e-business web sites by hackers and the hacking of hundreds of thousands of credit cards has served to highlight the need for strong security.

Strategy

We strive to be a leader in providing security products for m-commerce over wireless networks and other networks, including corporate networks, telecommunications systems and the Internet.

Our revenue model consists of (i) license fees from the licensing of our Passport ONE, Passport Certificate Server® and Passport Authorization Product, which are one-time fees typically recorded upon execution of the license agreement and the shipment of the software as long as all vendor obligations have been satisfied and collection of the license fee is probable (although a licensee may ultimately require additional servers and pay additional fees), (ii) recurring royalties from the provision of certificates and permits, (iii) annual support fees (for phone assistance and product updates) and (iv) consulting fees (advice regarding the integration of our software with a client’s application).  In certain cases, we have waived the first year support fees for certain of our customers (usually amounting to approximately 15% of aggregate license fees).  As our business evolves, we expect that most of our revenue will be generated through recurring royalties.  This revenue stream is dependent on the adoption of transaction-based applications over wireless networks.

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

Ericsson

Microsoft

Gemplus

Research In Motion

Hewlett-Packard

SchlumbergerSema

Hongkong Post

Scotiabank

Hutchison

Maintain what we believe to be a leadership position in terms of research and development of technology.  In late 1996, we acquired technology that consists of concepts and methods that relate to automatic and safe public information communication systems and methods for secure distribution of information.  This technology, as well as our root rollover and permit technology, forms the primary foundation on which we base our current product developments.  We have invested, and intend to continue to invest, significantly in the development of our technology.  We will base future development of our technology on wireless security market requirements.  In January 1999, we were issued a patent for this technology by the U.S. Patent and Trademark Office that will be in effect until August 22, 2017.  In April 2001 we received an U.S. patent for our technology relating to the handling of permissions.  In June 2001 we received an Israeli patent that will be in effect until 2021 for our technology relating to safe communications handshake and data transfer.  On July 11, 2003, we received a patent from the State of Israel Patent Office for our “System and Method for Reliable Key Transfer”.  This patent will be effective until 2021.  This system and method provides for an automated method to securely update root CA keys and certificates (basis for root rollover) and combine domains. On August 5, 2003, we received a trademark from the U.S. Patent and Trademark Office for our Diversinet logo.  This trademark will be effective until 2013.  On November 2, 2003, we received a patent from the State of Israel Patent Office for our “System and Method for Handling Permits”.  This patent will be effective until 2017.  The patented technology provides for a unique permit separation model that enhances the security and privacy of wired and wireless e-commerce systems by improving the management of personal privileges in advanced PKI security environments.

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

Products and Product Development

Products

We develop, market and distribute six primary products: Passport Certificate Server, ® Passport ONE, Connexus Platform, Passport SMS Messenger, Passport Authorization Product, and Passport Wireless VPN, that together provide, what we believe to be, a comprehensive security solution with a focus on wireless applications including Palm, RIM, Symbian, Microsoft’s WinCE and Pocket PC operating systems; WAP devices; Smart Cards; and GSM/SIM (Subscriber Identity Module) based devices.  Our products are designed to address the unique needs of wireless devices, networks and applications.  When integrated with an enterprise’s specific application, our products enable these enterprises to effectively manage secure communications across a wide range of applications.

Passport Certificate Server® and Passport ONE software address the five critical network security needs of enterprises (authentication, non-repudiation, integrity, privacy and authorization) and allow for consistent enterprise-wide security policy management, permitting any enterprise or service provider to establish its own flexible and highly reliable PKI.  Passport ONE and Passport Certificate Server® issue digital certificates, consisting of public and private keys to authenticate users of business applications in real time.  Passport Certificate Server® digital certificates are based on Diversinet’s proprietary compact micro-certificate format.  Micro-certificates are designed for use in lower-bandwidth network environments, with mobile devices that have limited battery life, and lower data processing and storage capabilities.  Passport ONE issues Internet digital certificates suitable for use with mobile and Internet devices that comply with this industry standard.  Such support for standards allows Passport ONE to issue certificates for use with SSL, WTLS and WAP security. Passport Certificate Server® enables user anonymity through the use of globally unique identifiers, such that permissions or private information and credentials belonging to the digital certificate owners are stored separately. Passport Certificate Server and Passport ONE run on Microsoft Windows® 2000, Windows NT or UNIX platforms.  The Passport Certificate Server includes a developer toolkit for client software development.

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

We believe that the our Passport ONE and Passport Certificate Server® offers the following advantages over conventional authentication solutions that make it well suited for wireless devices and wired networks:

Privacy

•

Our public-key certificates do not contain personal information, thereby ensuring anonymity

Efficiency

•

The Passport Certificate Server® certificate is small in size, since only relevant, and not private, information is included

•

It uses a compact encoding scheme and RSA encryption keys

•

Root Key Rollover provides a safe way, with minimal downtime, to update all certificates issued in a PKI realm

•

On-line validation of certificates, which is more efficient than other methods (such as revocation lists)

Scalability

•

It accommodates practically any number of certificates

•

Support for wide range of wireless devices (Palm, RIM, Symbian, Microsoft’s WinCE and Pocket PC operating systems; WAP devices; Smart Cards; and GSM/SIM (Subscriber Identity Module) based devices)

Flexibility

•

The client globally unique identifier within a public-key certificate can be associated with one or more attribute certificates

•

Companies can set up environments to be closed or open, such as allowing clients to reserve their own globally unique identifier

•

A functional attribute can be assigned to a public-key certificate for a specific application function

•

Aliases can be assigned to client’s globally unique identifier

We believe that our products are ideally suited to m-commerce security using wireless devices.  Some of the important characteristics and challenges of these wireless devices compared to personal computers are:

•

the devices have a less powerful central processing unit

•

they contain less memory

they have a more restricted power supply

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

The Connexus™ platform integrates enterprise applications, application security, and smart devices to enable customers to manage their own multi-application smart device business environment. The Connexus™ Platform is a solution for user authentication and management of smart device-based applications. It consists of proprietary and 3rd party connector technology. The technology basis is driven by open standards including Microsoft .NET, XML, SOAP, Open Platform, Java and JavaCard, EMV (Europay, MasterCard, Visa for Smart Card Financial Transactions), X.509 and others.

The Connexus™ Platform consists of the Connexus Manager, Connexus Gatekeeper, and Connexus Client.  The  Connexus™ Manager is a software product used for lifecycle management of the credentials, smart devices (i.e. smart cards, USB tokens, proximity cards and tokens, PC’s, Kiosks, and Point of Sale Terminals) and applications used within a smart device based system.  The  Connexus™ Gatekeeper is a web services product used for smart device holder authentication in local and distributed internet environments.  The  Connexus™ Client is a PC/Kiosk software product that provides a seamless and convenient smart device user experience, including both core infrastructure services and value-added application functions.  The Connexus product uses a few third party products.  The most significant one is the Hardware Security Modules (HSM) from nCipher.

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

Our Passport Authorization Product™ grants privileges to the holder of our digital certificate or the digital certificate of certain other vendors.  The authorization product issues digital permits that are linked to the holder’s digital certificate.  The digital permit is designed to allow digital certificates to serve additional functions such as authorizing users to perform specific tasks once they access a given network.

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

Product Applications

Our Passport Certificate Server® and Passport ONE products are primarily intended to support a wide variety of emerging m-commerce applications in the financial, enterprise, government and gaming industries.  Our Passport Wireless VPN is intended to support enterprise and mobile workforce applications. Our Passport Authorization Product™ is intended to support a wide variety of emerging wireless and wired applications, such as coupons and loyalty programs, prescriptions for doctors for online pharmacies, and rights for subscription services (e.g., a 45-day electronic subscription for the Wall Street Journal).

Product Development

Our engineering group is focused on developing core technologies and enhancements to existing product lines to maintain and extend what we believe to be our technology and product leadership position.  More specifically, the group is currently focused on the development of additional features for Passport ONE, Passport Certificate Server® and Passport Authorization Product™ software the features of which will be assessed in terms of market demand and competition.  Our engineering group reviews all relevant proposed industry standards or conventions as they are developed and seeks to make our products compatible with each of them.  In addition, we participate in industry standard bodies, such as the Open Mobile Alliance (formerly the WAP Forum) and the Open Group and we monitor the activities of others, such as the Internet Engineering Task Force (IETF) and the American National Standards Institute (ANSI).

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

As of December 31, 2003, our research and development staff consisted of thirteen employees.  Research and development expenditures were $1.5 million in the fourteen-month period ended December 31, 2003, $1.2 million in the year ended October 31, 2003, $1.5 million year ended October 31, 2002, $4.5 million in year ended October 31, 2001, and $4.0 million in year ended October 31, 2000.  We expect to spend approximately $1.1 million in fiscal 2004.  We believe that timely development of new and enhanced security products is necessary to remain competitive in the marketplace.

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

Consist International, Inc.

Consist and Diversinet entered into an agreement in fiscal 2003 to co-market and sell Diversinet’s products and service solutions to the Brazilian and Argentinean markets.  Under the terms of the agreement, Diversinet has granted Consist the ability to resell its solutions and to set up an ASP Certificate Authority model.  Under the agreement Consist will, subject to meeting specific sales targets, have exclusivity to sell Diversinet’s solutions in Brazil and Argentina.  Diversinet received an up front license fee and will share equally in all net revenues generated from sales of Diversinet solutions.

This agreement will help Diversinet expands into the South American markets and provide us with a new channel to market our solutions.

Spiral Solutions, Ltd.

Spiral and Diversinet entered into an agreement in fiscal 2003 to integrate Passport Certificate Server, Passport ONE, Passport Authorization and Passport SMS with Spiral’s gaming, casino and lottery-style applications.  Spiral is in the business of designing, developing and marketing Web and mobile-based gaming, casino and lottery-style applications.  Under the terms of the agreement, Diversinet received an up front licensing fee and a royalty based on commercial sales of the application.

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

On January 26, 1999, we received a patent from the U.S. Patent and Trademark Office for our “Method for Safe Communication” which will be in effect until August 22, 2017.  This method consists of the safe distribution of encryption keys, including a known public and secret private key, and establishes a secure link between computer users who reside at separate locations and who have had no previous secure communications.

On April 10, 2001, we received a patent from the U.S. Patent and Trademark Office for our “System and Method for Handling Permits”.  The patented technology provides for a unique permit separation model that enhances the security and privacy of wired and wireless e-commerce systems by improving the management of personal privileges in advanced PKI security environments.

On June 20, 2001, we received a patent from the State of Israel Patent Office for our “Apparatus and Method for Safe Communication Handshake and Data Transfer”.  This patent will be effective until 2021.  This apparatus and method provides for the safe distribution of encryption keys, including a known public and secret private key, and establishes a secure link between computer users who reside at separate locations and who have had no previous secure communications.

On July 11, 2003, we received a patent from the State of Israel Patent Office for our “System and Method for Reliable Key Transfer”.  This patent will be effective until 2021.  This system and method provides for an automated method to securely update root CA keys and certificates (basis for root rollover) and combine domains.

On August 5, 2003, we received a trademark from the U.S. Patent and Trademark Office for our Diversinet logo.  This trademark will be effective until 2013.

On November 2, 2003, we received a patent from the State of Israel Patent Office for our “System and Method for Handling Permits”.  This patent will be effective until 2017.  The patented technology provides for a unique permit separation model that enhances the security and privacy of wired and wireless e-commerce systems by improving the management of personal privileges in advanced PKI security environments.

Applications for thirteen other patents have also been submitted in Israel and Canada based on the same concept for which the United States patent was granted, as well as other concepts.

We have registered the name “Passport Certificate Server” with the Canadian Trademark Office.  We have also applied to register as trademarks with the United States Patent and Trademark Office and/or the Canadian Trademark Office the names “Diversinet”, “Passport Certificate Server” and “Passport Authorization Product”, but there can be no assurance that these trademarks will be successfully registered.

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

The current sales and implementation cycle for our certificate authority products is approximately twelve months and consists of four phases:

•

Initial contact and customer education/qualification

•

Pilot proof of concept

•

Early deployment testing

•

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

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our financial statements have been prepared in accordance with Canadian GAAP.  These principles conform in all material respects with U.S. GAAP except as described in Note 15 to our 2003 consolidated financial statements.  The differences between line items under Canadian GAAP and those as determined under U.S. GAAP are not significant except that, under U.S. GAAP, our total loss would be greater by $nil for the two month, fourteen month period ended December 31, 2003 and twelve months ended October 31, 2003, $35,000 for the year ended October 31, 2002, and greater by $37,000 for the year ended October 31, 2001.  Under U.S. GAAP share capital would be greater and deficit would be less by $30,089,000 for each of the years due to the elimination of reduction in stated capital offset against accumulated shareholders’ deficit in March of 1999.

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this annual report.  Except for historical information, the following discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve risks and uncertainties.  Such forward-looking statements include, among others, those statements including the words, “expects”, “anticipates”, “intends”, “believes”, and similar language.  Our actual results may differ significantly from those projected in the forward-looking statements.  Factors that might cause future results to differ materially from those discussed in the forward-looking statements include, but are not limited to, those discussed in “Risk Factors” in Item 3-D. of this annual report.

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

5-A.

Operating Results

Two and Fourteen-month period ended December 31, 2003 and year ended October 31, 2003 compared to year ended October 31, 2002

During fiscal 2003, the Company purchased 100% of the common shares of two companies, the DSS acquisition occurred on January 2, 2003 resulting in the inclusion of twelve month’s activities in the consolidated financial results for December 31, 2003 and the Caradas acquisition occurred on September 1, 2003 resulting in the inclusion of four month’s activity in the consolidated financial results for December 31, 2003.  The common shares of DSS were purchased through the issuance of shares, common share purchase warrants, cash and a promissory note. The common shares of Caradas were purchased through the issuance of shares and common share purchase warrants.  As a result of a number of circumstances, including the current year financing activities, the acquisition of DSS and Caradas and the U.S. dollar becoming the measurement currency in which most of the Company’s business is transacted, effective October 1, 2003, the Company adopted the U.S. dollar as its measurement and reporting currency for preparation of its consolidated financial statements.

With the acquisitions of DSS and Caradas, the Company has additional resources in the U.S.  The Company also continued to maintain its Canadian operations.  During 2002, the average U.S. - Canadian dollar rate was 1.57.  During 2003, the average U.S. - Canadian dollar rate had dropped to 1.40, causing our Canadian dollar expenditures to increase relative to the U.S. dollar.  During 2002, the Company had Cdn$5,180,000 (based on the average rate of 1.57, U.S. $3,299,000) in Canadian dollar cash expenditures.  During 2003, the Company had Cdn$4,313,000 (based on the average rate of 1.40, U.S. $3,081,000) in cash Canadian dollar expenditures.  With the change in the average exchange rate between 2002 and 2003, the net effect of the changes in the foreign exchange rates was an increase in operating results of U.S. $334,000.

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

Revenue Recognition

We derive our revenue primarily from two sources: sales of products, including hardware and software licenses, and services, including maintenance, support and professional services.  Significant management judgments and estimates must be made and used in connection with the revenue recognized in any reporting period.  Material differences may affect the amount and timing of our revenue for any period if our management made different judgments.  We have relied upon Statement of Position 97-2, Software Revenue Recognition, EITF 00-21, Accounting of Revenue Arrangements with Multiple Deliverables in developing our revenue recognition policies, SOP 81-1 “Accounting for Performance Construction type and Certain Production Type Contracts” and CICA 3400 “Revenue”.

We provide technical consulting services to tier one customers including financial, enterprise and technology companies such as Cisco Systems, Oracle, Sun Microsystems and Wells Fargo in the areas of systems integration, software development, and Enterprise Resource Planning “ERP” and Customer Relationship Management “CRM” implementation.  Consulting revenues are recognized on a time and materials basis, or on a percentage of completion basis, depending on the contract, as employees and subcontractors provide services.  Revenue from time and materials service contracts is recognized as the services are provided.  Revenue from fixed price long-term contracts is recognized over the contract term based on the percentage of services provided during the period compared to the total estimated services to be provided over the entire contract.  Losses on contracts are recognized during the period in which the loss first becomes probable and reasonably estimable.  Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract.  Revenue recognized in excess of billings is recorded as unbilled services.  Billings in excess of revenue recognized are recorded as deferred revenue until the above revenue recognition criteria are met.  Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, are included in revenues.

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

Revenue earned on software arrangements involving multiple elements (i.e., software products, upgrades/enhancements, post contract customer support, installation, training, et cetera) is allocated to each element based on vendor specific objective evidence of relative fair value of the elements. When arrangements contain multiple elements and vendor specific objective evidence (“VSOE”) of fair value exists for all undelivered elements, we recognize revenue for the delivered elements using the residual method.  Our determination of fair value of each of the undelivered elements in multi-element arrangements is based on VSOE of fair value. VSOE of fair value for each element is either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately.  For arrangements containing multiple elements wherein VSOE of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until VSOE of fair value exists or all elements have been delivered.  The revenue allocated to post contract customer support is recognized ratably over the term of the support and revenue allocated to service elements (such as training and installation) is recognized as the services are performed.

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

Capital Assets

The Company records its capital assets at their cost less accumulated depreciation.  On a periodic basis, management reviews the carrying values of these assets and compares it to their estimated net recoverable amount.  The determination of net recoverable amount necessitates various assumptions, many of which are forward looking and which are based on management’s best estimate of future revenues, expenses and cash flows.  To the extent that actual financial performance adversely differs from the results projected by these assumptions, an impairment charge in the value of these assets would be necessary.

Goodwill and Other Intangible Assets

We record our goodwill in accordance with CICA Handbook section 3062 “Goodwill and Other Intangible Assets”, that requires that goodwill no longer be amortized but instead be tested for impairment at least annually by comparing the carrying value of a reporting unit with its fair value.  If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value.  During the fourth quarter of 2003 the Company completed its goodwill impairment test.  The Company determined that the fair values of its reporting units are in excess of their respective carrying amounts.

Recent Accounting Developments

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan.  SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.  The adoption of SFAS No. 146 has not had a material effect on the Company’s results of operations and financial position.

In December 2002, the FASB issued FASB Interpretation No 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Guarantors will have to meet new disclosure and liability-recognition requirements for guarantees of debt that fall within the scope of newly issued FIN 45.  A liability must be recognized at the inception of a guarantee covered by the new requirements whether or not payment is probable, because the Interpretation creates the new concept of a “stand-ready” obligation.  This Interpretation applies to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

In January 2003, the FASB issued interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”).  Its consolidation provisions are applicable for all newly created entities created after January 31, 2003, and are applicable to existing variable interest entities as of the beginning of the Company’s fiscal year being January 1, 2004.  With respect to entities that do not quality to be assess for consolidation based on voting interests, FIN 46 generally requires a company that has variable interests that will absorb a majority of the variable interests expected losses if they occur, or both, to consolidate that variable interest entity.  For periods prior to FIN 46’s effective date, certain disclosures will be required if it is reasonably possible that the Company will have a significant variable interest in or be the primary beneficiary of a variable interest entity when FIN 46 guidance if effective.  The adoption of this standard will have no material impact on its financial results or operations or cash flows.

5-B.

Liquidity and Capital Resources

Fourteen month period ended December 31, 2003 and year ended October 31, 2003 compared to year ended October 31, 2002 and October 31, 2001

Cash and cash equivalents at December 31, 2003 were $723,000 compared with $864,000 at October 31, 2003 ($609,000 at October 31, 2002 and $1,940,000 at October 31, 2001).  Short term investments, being marketable bonds with a term of less than 90 days that could be converted into cash, at December 31, 2003 were $1,244,000 compared to $1,853,000 at October 31, 2003 ($1,844,000 at October 31, 2002 and $1,956,000 at October 31, 2001).  The net change in cash and cash equivalents and short term investments for the fourteen month period of 2004 was $(486,000) compared to $265,000 for the year ended October 31, 2003 ($(1,444,000) for fiscal 2002 and $(11,247,000) for fiscal 2001).  The decrease for the fourteen month period is mainly due to operating activities, which used cash in an amount of $1,677,000, the investment to acquire DSS and Caradas for net $541,000, the repayment of DSS’ bank indebtedness of $240,000 and the repayment of notes payable related to the acquisition of DSS of $873,000.  These cash usages were offset by financings of net $2,921,000 (being the June 2003 financing for gross proceeds of $3,100,000 net of fees).  With the acquisition of DSS in January 2003, we acquired an opening accounts receivable balance of $2,257,000, and with the acquisition of Caradas in September 2003 we acquired an opening accounts receivable balance of $985,000.  These opening balances and collections thereafter helped contribute to the $2,425,000 change in accounts receivable during the fourteen month period ended December 31, 2003.

The net change in cash and cash equivalents and short term investments for the twelve month period ending October 31, 2003 of $255,000 is mainly due to operating activities which used cash in an amount of $953,000, the investment to acquire DSS and Caradas for net $541,000, the repayment of DSS’ bank indebtedness of $240,000 and the repayment of notes payable related to the acquisition of DSS of $868,000.  These cash usages were offset by financings of net $2,931,000 (being the June 2003 financing for gross proceeds of $3,100,000 net of fees).  With the acquisition of DSS in January 2003, we acquired an opening accounts receivable balance of $2,257,000, and with the acquisition of Caradas in September 2003, we acquired an opening accounts receivable balance of $985,000.  These opening balances and collections thereafter, helped contribute to the $2,084,000 change in accounts receivable during the year ended October 31, 2003.

On June 23, 2003, we completed a private placement of 5,000,000 common shares at a price of $0.62 per common share for gross proceeds of $3,100,000.  The placement agent exercised its option to receive 500,000 common shares in lieu of its $310,000 fee from the private placement.  The placement agent also received 40,000 common shares in lieu of its $24,000 retainer fee to act as placement agent.  Further compensation was issued as a three-year broker cashless exercisable warrant terminating on June 20, 2006 to purchase up to 500,000 common shares of Diversinet at $0.62 per share.  The placement agent has exercised 440,000 in a cashless exercise to receive 304,037 common shares.

With the addition of DSS in January 2003 and Caradas in September 2003, we incorporated the fair value of their balance sheets into the Company’s on the acquisition dates.  The inclusion of these balance sheets has affected the calculation of non-cash operating working capital for the fourteen month period ended December 31, 2003 and the year ended October 31, 2003.

The net change in cash and cash equivalents and short term investments for the twelve month period ending October 31, 2002 of $(1,444,000) is mainly due to operating activities which used cash in an amount of $4,532,000 which was offset by the April 2002 financing for gross proceeds of $3,100,000.  In April 2002, we completed a private placement for net proceeds of $3,108,000.  The Company completed the issue and sale of 518,671 units in the capital of the Company at $6.00 per unit for gross proceeds of $3,112,022.

The net change in cash and cash equivalents and short term investments for the twelve month period ending October 31, 2001 of $(11,247,000) is mainly due to operating activities which used cash in an amount of $10,596,000 and the purchase of capital assets for $719,000.

As of December 31, 2003 we had commitments under non-cancelable operating leases for our facilities and equipment through 2006 in amounts ranging from $620,000 in fiscal 2004 declining to $308,000 in fiscal 2006.

We are not subject to material market risk exposures, except for risks related to interest rate fluctuations and foreign currency exchange rates.  Our exposure to market rate risk for changes in interest rates relates primarily to our short term investments, created by our past financings.  We have not used derivative financial instruments in our short term investments.  We invest in high quality money market instruments and bonds with terms of less than 90 days.  We are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default, market and reinvestment risk.  We do not make use of a bank line of credit and do not have any long-term debt.  The impact of inflation has not been material to our business over the past five years.

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

The following table presents unaudited selected financial data for each of the last eight quarters ending October 31, 2003 and the two months ended December 31, 2003:

	Revenue for the period	Loss for the period	Basic and diluted loss per share
December 31, 2003	$ 1,455,000	$ 784,000	$ 0.07
October 31, 2003	2,687,000	1,882,000	0.33
July 31, 2003	1,742,000	738,000	0.13
April 31, 2003	1,835,000	1,443,000	0.45
January 31, 2003	843,000	772,000	2.39
October 31, 2002	261,000	657,000	0.22
July 31, 2002	140,000	1,001,000	0.31
April 31, 2002	198,000	1,311,000	0.47
January 31, 2002	111,000	1,096,000	0.41

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

5-D.

Trend Information

At this time, it is difficult to provide any trends due to a number of factors.  We currently have several customers that are using our products for pilot projects.  The sales cycle can take a significant amount of time.  In addition to customer constraints, such as budgetary restrictions, the integration process required to make our products function properly within a customer’s specific application may be complex.  Mobile data commerce applications are also in their infancy, and the need for security applications is dependent on the adoption of these applications by consumers.

Our revenue model consists of (i) license fees from the licensing of our Passport Certificate Server® and Passport Authorization Product™, which are one-time fees typically recorded upon execution of the license agreement (although a licensee may ultimately require additional servers and pay additional fees), (ii) consulting revenues, as employees and subcontractors provide services to our customers, which are recognized on a time and materials basis, or on a percentage of completion basis, depending on the contract, as employees and subcontractors provide services (iii) recurring royalties from the provision of certificates and permits, and (iv) annual support fees (for phone assistance and product updates).  As our business evolves, we expect that most of our revenue will be generated through recurring royalties.  This revenue stream is dependent on the adoption of transaction-based applications over wireless networks and therefore cannot be accurately projected at this time.

We are not aware of any other trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources.

5-E.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5-F.

Tabular Disclosure of Contractual Obligations

We are committed under operating leases for a total amount of approximately $1,386,000. The minimum payments due in each of the following years are as follows:

Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	1,386,378	620,188	766,190	-	-
Total	$1,386,378	$620,188	$766,190	$-	$-

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

Nick Darwish, 43, has been with Diversinet since December 1999 and is currently EVP, OEM Channels.  Mr. Darwish joined Diversinet from Nortel Networks, a global supplier of data and telephone network solutions and services.  Most recently, he was responsible for Nortel’s new E-Commerce applications business.

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

6-B.

Compensation

The following table and notes show the executive compensation paid or accrued by us during the fourteen month period ended December 31, 2003 to our officers earning in excess of $100,000 per year:

	Annual Compensation			Long Term Compensation
Name and Principal Position	Salary ($)	Bonus(6) ($)	Other Annual Compensation	Options/ SARs
Nagy Moustafa President and Chief Executive Officer	256,667(1)	15,000	7,000	300,000
David Hackett Chief Financial Officer	192,500(2)	8,000	5,600	60,000
Atul Parikh (5) EVP, Professional Services	US$140,000(3)	-	US$4,800	29,000
Charles Walton EVP, Financial and International Markets	US$50,000(7)	-	-	-
Scott Lowry EVP, Government and Enterprise Markets	US$60,000(8)	-	US$1,600	-
Nick Darwish EVP, OEM Channels	179,667(5)	-	5,600	17,000
Hussam Mahgoub EVP, Products	154,000(4)	5,000	5,600	37,000

(1)

Mr. Moustafa is currently being compensated at the rate of Cdn $220,000 per annum.  See “Employment Agreements”.

(2)

Mr. Hackett is currently being compensated at the rate of Cdn $165,000 per annum.  See “Employment Agreements”.

(1)

Mr. Parikh is currently being compensated at the rate of U.S. $140,000 per annum.  See “Employment Agreements”.

(2)

Mr. Mahgoub is currently being compensated at the rate of Cdn $132,000 per annum.  See “Employment Agreements”.

(3)

Mr. Darwish is currently being compensated at the rate of Cdn $154,000 per annum.  See “Employment Agreements”.

(4)

Bonus allocations, if any, are determined annually at the discretion of the board of directors on the recommendation of the Compensation Committee, bonuses are paid and recorded as compensation in the fiscal year following the year in which they are earned as the determination is made by the Board in the following year.

(5)

Mr. Walton is currently being compensated at the rate of US $150,000 per annum.  See “Employment Agreements”.

(6)

Mr. Lowry is currently being compensated at the rate of US $180,000 per annum.  See “Employment Agreements”.

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

The Corporation compensated none of the directors of the Corporation in his capacity as a director during the fiscal year ended December 31, 2003 pursuant to any other arrangement or in lieu of any standard arrangement.  It has been the Corporation’s practice to grant to a director 50,000 options to acquire common shares of the Corporation upon his or her election as a director.  In addition the Corporation may grant directors additional options from time to time.  During fiscal 2003 Stanley Beck received 15,000 options at Cdn $0.84 and 25,000 options at Cdn $3.38; Derek Buntain received 25,000 options at $0.62 and 25,000 options at $2.45; Keith Powell received 15,000 options at Cdn $0.84 and 25,000 options at Cdn $3.38; Charles Shiu received 15,000 options at $0.62 and 25,000 options at $2.45; and Mark Steinman received 15,000 options at Cdn$0.84 and 40,000 options at Cdn $3.38.  Such options are exercisable to acquire common shares at the market price on the day preceding the grant pursuant to the terms of the Plan.

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

Share Options Outstanding
Optionee	Total number of common shares subject to option	Share exercise price	Expiration date
Directors and Officers	789,375	U.S.$0.62 to U.S.$119.40	03/15/2004 – 08/15/2008
Employees and Consultants	326,721	U.S.$0.62 to U.S.$149.40	03/22/2003 – 12/5/2008

6-C.

Board Practices

Our board of directors presently consists of seven (7) directors who are elected annually.  Each director elected will hold office until the close of business of our first annual meeting of shareholders following his election unless his office is earlier vacated in accordance with our by-laws.  During fiscal 2003 there were no director resignations.

Audit Committee

The Audit Committee is comprised of three directors. The Audit Committee recommends engagement of the Company’s independent auditors and is primarily responsible for approving the services performed by the Company’s independent auditors.  The Audit Committee’s responsibilities included reviewing the Corporation’s financial report procedures, the adequacy of its internal controls and information systems, the external audit plan and the independence and terms of engagement and fees of the external auditors and the performance of the Corporation’s external auditors.  The committee also has the responsibility to review, and to recommend for approval, the Corporation’s interim unaudited consolidated financial statements and annual consolidated financial statements, management’s discussion and analysis of financial condition and results of operations and related press releases, prior to their approval by the full Board.  The members of the Audit Committee are Mark Steinman (Chair), Keith Powell and Derek Buntain.

To carry out its responsibilities, the Audit Committee held four meetings during the fourteen-month period of November 1, 2002 to December 31, 2003.

Compensation Committee

The Compensation Committee is comprised of two directors.  It is the responsibility of the Compensation Committee to determine the level of compensation and for developing recommendations for stock option grants for approval by the Board of Directors in respect of the Corporation’s senior executives (including Named Executive Officers) with a view to providing such executives with a competitive compensation package having regard to performance.  Performance is defined to include achievement of the Corporation’s strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors.  The members of the Compensation Committee are Keith Powell (Chair) and Derek Buntain.

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

•

each person known to us to be the beneficial owner of more than 5% of our outstanding common shares;

•

each of our directors and officers; and

•

all of our directors and officers as a group.

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

Name	Number of Shares Owned	Number of Options or Warrants Owned	Options Represent	Percentage of Outstanding Shares
Nagy Moustafa	111,846	123,333	The vested and immediately exercisable portion of options to purchase 340,000 common shares at purchase prices ranging from Cdn$0.84 to $162.50 per share. The balance of these options vest at the rate of 8.3% per quarter, beginning December 20, 2002 as to 29,167 options, beginning June 5, 2003 as to 75,000 options and beginning August 15, 2003 as to 112,500 options.	1.93%
Hussam Mahgoub	1,000	28,500

The vested and the immediately exercisable portion of options to purchase 58,750 common shares at purchase prices ranging between Cdn $0.84 and $64.70 per share.  The balance of these options vest at the rate of 8.3% per quarter, beginning April 3, 2002 as to 1,584 options, beginning May 9, 2002 as to 1,333 options, beginning February 28, 2003 as to 3,333 options, beginning June 5, 2003 as to 1,500 options and beginning August 15, 2003 as to the remaining 22,500 options.

				*
Nick Darwish	4,178	26,458

The vested and immediately exercisable portion of options to purchase an aggregate of 42,125 common shares at purchase prices ranging between Cdn$0.84 and $119.40 per share.  The balance of these options vest at the rate of 8.3% per quarter beginning July 24, 2001 as to 417 options, beginning April 3, 2002 as to 1,584 options, beginning May 9, 2002 as to 1,333 options, beginning February 28, 2003 as to 3,333 options, beginning June 5, 2003 as to 1,500 options and beginning August 15, 2003 as to the remaining 7,500 options.

				*
David Hackett	35,591	25,417

The vested and immediately exercisable portion of options to purchase an aggregate of 75,000 common shares at purchase prices ranging between Cdn$0.84 and $5.50 per share.  The balance of these options vest at the rate of 8.3% per quarter beginning March 26, 2002 as to 5,000 options, beginning February 28, 2003 as to 3,333 options, beginning June 5, 2003 as to 3,750 options and beginning August 15, 2003 as to the remaining 37,500 options.

				*
Atul Parikh	-	55,583

The vested and immediately exercisable portion of options and warrants to purchase an aggregate of 141,000 common shares at purchase prices ranging between $0.62 and $3.75 per share.  The balance of these options vest at the rate of 8.3% per quarter beginning January 2, 2003 as to 71,167 options, beginning June 5, 2003 as to 3,000 options and beginning August 15, 2003 as to the remaining 11,250 options.

				*
Charles Walton	551,261	16,667	The vested and immediately exercisable portion of warrants to purchase an aggregate of 100,000 common shares at purchase prices of $2.45 per share. The balance of these warrants vest at the rate of 8.3% per quarter beginning September 1, 2003.	4.71%
Scott Lowry	224,612	16,667	The vested and immediately exercisable portion of warrants to purchase an aggregate of 100,000 common shares at purchase prices of $2.45 per share. The balance of these warrants vest at the rate of 8.3% per quarter beginning September 1, 2003.	2.00%
Stanley Beck	-0-	15,833

The vested and immediately exercisable portion of options to purchase 50,000 common shares at purchase prices ranging from Cdn$0.84 to Cdn$3.38 per share.  The remaining options vest at the rate of 8.3% per quarter beginning July 8, 2002 as to 4,167, beginning June 5, 2003 as to 11,250 options and beginning August 15, 2003 as to the remaining 18,750 options.

				*
Mark Steinman	-0-	24,500

The vested and immediately exercisable portion of an option to purchase 74,000 common shares at a purchase prices ranging between of Cdn$0.84 and $15.30 per share. The balance of these options vest at the rate of 8.3% per quarter, beginning July 24, 2001 as to 333 options, beginning July 8, 2002 as to the remaining 4,167 options, beginning June 5, 2003 as to 15,000 options and beginning August 15, 2003 as to the remaining 30,000 options.

				*
Keith Powell	-0-	20,833

The vested and immediately exercisable portion of an option to purchase 55,000 common shares at a purchase prices ranging between of Cdn$0.84 and $13.10 per share. The balance of these options vest at the rate of 8.3% per quarter, beginning July 8, 2002 as to the remaining 4,167 options, beginning June 5, 2003 as to 11,250 options and beginning August 15, 2003 as to the remaining 18,750 options.

				*
Charles Shiu	-0-	15,000

The vested and immediately exercisable portion of an option to purchase 50,000 common shares at a purchase prices ranging between of Cdn$0.84 and Cdn$3.38 per share. The balance of these options vest at the rate of 8.3% per quarter, beginning September 4, 2002 as to 5,000 options, beginning June 5, 2003 as to 11,250 options and beginning August 15, 2003 as to the remaining 18,750 options.

				*
Derek Buntain	200,000	12,500	The vested and immediately exercisable portion of an option to purchase 50,000 common shares at a purchase prices ranging between of $0.62 and $2.45 per share. The balance of these options vest at the rate of 8.3% per quarter, beginning June 5, 2003 as to 18,750 options and beginning August 15, 2003 as to the remaining 18,750 options.	1.76%
Lakefront Partners, LLC and James B. Wigdale, Jr. (1)	1,080,000	500,000 warrants	The vested and immediately exercisable portion of warrants to purchase an aggregate of 1,000,000 common shares at a purchase price ranging between $2.00 and $2.05. The balance of these warrants vest on July 15, 2004 at to 250,000 warrants and January 15, 2005 as to the remaining 350,000 warrants. These warrants will vest immediately if any one of a number of significant changes occur within the Company.	12.6%
All Officers and Directors as a group (10 persons)	1,124,310	381,282		12.1%
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

Legal proceedings

There are currently four material claims pending against us.  If we lose any of these suits or enter into settlements requiring us to pay cash or to issue any of our common shares, our liquidity and financial position will be adversely affected and our shareholders’ ownership may be diluted.

(a)

Silva Run Litigation Matter

In May 1996, Silva Run Worldwide Ltd. sued a number of individuals and corporations, including us, in the United States District Court for the Southern District of New York in connection with, among other things, Silva Run’s purchase of 21,250 common shares (850,000 common shares prior common share consolidations) in August 1995.  At the time of such purchase, we were operating a different business under our prior name, The Instant Publisher Inc., and a prior management group was running us.  In this lawsuit, the plaintiff is seeking to cancel this stock purchase, alleging, inter alia:

•

that the plaintiff was fraudulently induced into the transaction by certain defendants other than us;

•

that the sale of our common shares was not in compliance with the Securities and Exchange Commission regulation governing the sale of those shares outside the United States; and

•

that we were the control person of other defendants who violated the Securities Act of 1933, as amended, in connection with the sale of our common shares, and thereby are required to cancel the transaction or are liable for damages under the control person provisions of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

The plaintiff also sought punitive damages of U.S. $25,000,000 plus interest, attorneys’ fees and costs.

In April 1998, the court dismissed all claims against us except for the claims against us directly and as an alleged control person seeking either a reversal of the transaction, which would require us to buy back the 21,250 common shares (850,000 common shares prior all share consolidations) purchased by Silva Run, or damages.  The plaintiffs then filed a second amended complaint in July 1998 which seeks approximately U.S. $3,700,000, as a refund or damages, plus interest, attorneys’ fees, and costs, but no longer seeks punitive damages against us.

On March 28, 2000, the court granted our motion to dismiss (and the other defendants’ motions to dismiss) the second amended complaint, without prejudice to Silva Run’s filing of a third amended complaint within 30 days.  A third amended complaint was filed.  While we intend to continue to vigorously defend this case, we may have to refund the U.S. $3,700,000 purchase price of the shares, or be assessed damages, either of which would have a material adverse effect on our liquidity and our ability to fund our business.  It is possible that the dismissed claims may be reinstated and that either a judge or jury could impose punitive damages on us.

(a)

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

(b)

Subsidiary Litigation Matter

One of the Company’s wholly owned subsidiaries is being sued in Bankruptcy Court by a company alleging the subsidiary received preferential payments.  The plaintiff is seeking to receive $200,000.

(c)

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

(d)

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

Our common shares have been quoted on the NASDAQ SmallCap MarketSM since June 1995.  NASDAQ requires that we maintain a minimum bid price of $1.00 for continued listing.  On March 9, 2002 we received notice from NASDAQ that we had not met the minimum $1.00 per share requirement and may be subject to delisting.  On April 30, 2003, after rejecting our appeal, NASDAQ delisted Diversinet’s securities.  Effective April 30, 2003, Diversinet’s common shares have traded on the Over the Counter Bulletin Board under the symbol DVNTF.

There have been no other significant changes or events between December 31, 2003 and March 3, 2004.

ITEM 9

THE OFFER AND LISTING

9-A.  Offer and Listing Details

Diversinet Corp.’s common shares traded on the Canadian Dealing Network until it ceased to operate in August of 2000.  The following table lists the high, low, closing prices and the aggregate yearly trading volumes on the Canadian Dealing Network for shares of our common shares for the last five fiscal years ended October 31:

Canadian Dealing Network Shares Trading Activity
Year ended October 31,	High	Low	Closing	Trading Volume (000)
2003	N/A	N/A	N/A	N/A
2002	N/A	N/A	N/A	N/A
2001	N/A	N/A	N/A	N/A
2000	$66.75	$10.00	$-	43,126
1999	18.00	1.40	17.25	17,040

The following table lists the high, low and closing prices on the OTC Bulletin Board (from April 30, 2003) and NASDAQ (prior to April 30, 2003) of our common shares for the last five fiscal years ended December 31:

OTC Bulletin Board and NASDAQ Trading Activity
Year ended December 31,	High	Low	Closing	Trading Volume (000)
2003	$6.30	$0.48	$2.09	10,264
2002	$12.50	$2.20	$3.00	2,359
2001	$36.20	$10.00	$12.20	2,965
2000	$449.37	$17.81	$22.50	21,304
1999	$262.50	$19.06	$220.00	16,340

Diversinet Corp. has not been traded on The Canadian Dealing Network since it ceased to operate in August of 2000 so there has been no activity of our common shares for the last eight fiscal quarters. The following table lists the high, low and closing prices on the OTC Bulletin Board and NASDAQ of our common shares for the last eight fiscal quarters:

NASDAQ Trading Activity
Quarter Ended	High	Low	Closing	Trading Volume (000)
December 31, 2003	$6.30	$1.82	$2.09	6,259
September 30, 2003	$5.55	$1.15	$4.95	2,222
June 30, 2003	$1.99	$0.48	$1.39	1,241
March 31, 2003	$4.00	$1.12	$1.38	542
December 31, 2002	$5.90	$2.40	$3.00	450
September 30, 2002	$5.80	$2.20	$2.50	324
June 30, 2002	$9.10	$2.90	$2.90	474
March 31, 2002	$12.50	$4.30	$8.10	1,111

The following table lists the high, low and closing prices on the OTC Bulletin Board of our common shares for the last six months:

OTC Bulletin Board Trading Activity
Month Ended	High	Low	Closing	Trading Volume (000)
February 2004	$2.45	$1.80	1.80	338,700
January 2004	$2.53	$1.95	$2.30	1,323,500
December 2003	$2.20	$1.85	$2.09	716
November 2003	$2.41	$1.82	$2.05	681
October 2003	$6.30	$1.90	$2.44	4,862
September 2003	$5.55	$3.30	$4.95	1,168

Our common shares are issued in registered form and the following information is taken from the records of ComputerShare Trust Company of Canada located in Toronto, Ontario, Canada, the registrar and transfer agent for our common shares.

On March 3, 2004, the shareholders’ list for our common shares showed 122 registered shareholders and 12,043,277 shares outstanding.  Of the 122 registered shareholders, 109 list U.S. addresses, showing ownership of an aggregate of 10,233,641 shares, representing 85% of our outstanding common shares.

We have not declared any dividends for the last eight years and do not anticipate that we will do so in the foreseeable future.  Our present policy is to retain future earnings, if any, for use in our operations and the expansion of our business.

9-B.   Plan of Distribution

Not Applicable.

9-C.   Markets

Our common shares began trading on the NASDAQ SmallCap MarketSM on June 20, 1995.  Prior to December 3, 2002, our common shares traded on the NASDAQ SmallCap MarketSM under the symbol “DVNT”.  Effective December 3, 2002 our common shares trade under the symbol “DVNTC” with the exception of a 20 period from January 28, 2003 to February 25, 2003 when our common shares traded under the symbol “DVNTD”.  From February 25, 2003 until April 30, 2003 ours common shares traded under the symbol “DVNTC”.  On April 30, 2003 NASDAQ delisted our common shares.  From April 30, 2003 to present our common shares have been trading on the OTC Bulletin Board under the symbol “DVNTF”.

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

(a)

Not Applicable.

(b)

Not Applicable.

(c)

Not Applicable.  Directors are appointed at the annual shareholders’ meeting or appointed by special resolution.

(d)

Not Applicable.

(e)

Not Applicable.

(f)

Not Applicable.

(g)

Not Applicable.

10-C.

Material Contracts

We have not entered into any material contracts, other than contracts entered into in the ordinary course of business and those listed herein to which we are a party, for the two years immediately preceding publication of this Form 20-F.

10-D.

Exchange Controls

The federal Investment Canada Act (the “ICA”), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian Business (as defined in the Investment Canada Act). Such an acquisition is either notifiable or reviewable depending on its structure and the value of the assets of the Canadian business being acquired.  In effect, the ICA requires review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian that is a WTO Investor (as defined in the ICA) where: (i) in the case of a direct acquisition of control of a Canadian entity (i.e., through a share purchase), the assets of the entity carrying on the Canadian Business and of all other entities in Canada, the control of which is acquired exceeds $184 million (this threshold is adjusted annually for inflation and growth in Canada’s domestic product); or (ii) in the case of a direct acquisition of assets of a Canadian Business (i.e., through an asset acquisition) the value of the assets used in carrying on the Canadian business exceeds $184 million.  Indirect acquisitions (for example, the acquisition of the foreign parent of the Canadian business) of assets or indirect acquisitions of control by a WTO investor are not reviewable, but are still notifiable.  Where an investor is not a WTO Investor, review is required where: (i) in the case of a direct acquisition of control of a Canadian Business, the value of the assets of the business and all other entities being acquired is $5 million or more; or (ii) in the case of an indirect acquisition of control of a Canadian Business, where the Canadian Business has assets of $50 million or more in value; or (iii) in the case of an acquisition of assets of a Canadian Business, the assets represents more than 50% of the assets of the original group and the value of the acquired assets exceeds $5 million.  These lower thresholds also apply, even where the investor is a WTO investor, where the Canadian Business is engaged in certain activities relating to “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio, production and distribution of music, uranium production, certain financial services or transportation services.

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

10-E.  Taxation

Certain Canadian Federal Income Tax Consequences

The following summary of the material Canadian federal income tax considerations generally applicable in respect of the holding and disposition of common shares reflects our opinion as of the date hereof.  The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.

This summary is applicable only to holders who are resident solely in the United States, have never been resident in Canada, deal at arm’s length with us, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada.

This summary is based upon the provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act” or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date hereof and the current administrative practices of the Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

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

Dispositions

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a common share unless the share is “taxable Canadian property” to the holder thereof and the non-resident is not entitled to relief under a tax treaty.  In the case of a non-resident holder to whom our common shares are taxable Canadian property and who is resident only in the United States for purposes of the Tax Convention, no tax under the ITA will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada.  We believe that the value of our common shares is not derived from real property situated in Canada.

Our common shares will be taxable Canadian property to a non-resident holder if, at any time during the period of sixty months immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder together with persons with whom the holder did not deal at arm’s length owned 25% or more of our issued shares of any class or series.  Holders to whom our common shares are taxable Canadian property and who are not entitled to relief under the Tax Convention should consult their own tax advisors in advance of any disposition of common shares.

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

U.S. Holders

As used herein, a “U.S. Holder” includes any person, with the exception of those subject to special provisions of Federal income tax law, who holds our common shares who is a citizen or resident of the United States, a partnership or corporation organized under the laws of the United States, an estate, the income of which is subject to United States federal income tax without regard to its source and a trust if a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person, and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States.

Distributions on Our Common Shares

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions (see more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.  Preferential tax rates for long-term capital gains are applicable to an U.S. Holder, which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for an U.S. Holder, which is a corporation.  Dividends paid in Canadian dollars will be included in income in an U.S. dollar amount based on the exchange rate at the time of their receipt.  U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Canadian dollars received as a dividend which are converted into U.S. dollars on a date subsequent to receipt.

Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of Diversinet. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on an annual basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income.

In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  In certain circumstances, recently enacted legislation and other guidance issued by the United States Treasury may deny a United States holder foreign tax credits (and instead may allow deductions) for foreign taxes imposed on a dividend if the United States holder (i) has not held the common shares for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss; (ii) is obligated to make payments related to the dividends; or (iii) holds the common shares in arrangements in which the United States holder’s expected economic profit, after non-U.S. taxes, is insubstantial.

The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Our Common Shares

A U.S. Holder will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the our common shares.  Any gain recognized on the sale or other disposition of common shares will generally be U.S. source income.  Any loss recognized on the sale or other disposition of common shares will generally be U.S. source.  However, such loss will be foreign source to the extent certain dividends were received by the U.S. Holder within the 24-month period proceeding the date on which the loss was recognized.  This gain or loss will be capital gain or loss if the common shares are capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders who are individuals, a capital loss is deductible only to the extent of capital gains, plus ordinary income of up to U.S. $3,000; any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Internal Revenue Code), any unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.  If the amount realized on a sale or exchange is not denominated in U.S. dollars, the amount realized will be equal to the U.S. dollar value thereof, determined at the spot rate on the date of the sale or exchange.

Until such time as our common shares are listed on a stock exchange prescribed for the purposes of the Income Tax Act (Canada) (which includes NASDAQ, but not the OTC BB) our common shares will be taxable Canadian property for the purposes of the Income Tax Act (Canada).

Under section 116 of the Income Tax Act (Canada), non-resident vendors who dispose of certain types of taxable Canadian property (including our common shares for as long as they are not listed on a prescribed stock exchange), have to notify Canada Customs and Revenue Agency (CCRA) about the disposition either before they dispose of the property or after they dispose of it.  This notification (the “Notice of Disposition”) is due not later than ten (10) days after the date the property was disposed of.  The vendor may be able to claim an exemption under an applicable tax treaty at the time the Notice of Disposition is filed.  If no exemption is available under an applicable treaty, before CCRA can issue a certificate of compliance to the vendor, CCRA must receive either an amount to cover the tax owing, or appropriate security for the tax on any gain the vendor may realize at the time the property is disposed of. Such payments or security the vendor provides will be credited to the vendor's account.  If the vendor does not comply with the section 116 requirements, which the vendor must do so before receiving the certificate of compliance, the purchaser of the property may deduct or withhold a specified amount from the proceeds of the disposition to cover any tax which the vendor owes.

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

Other Considerations

In the following three circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our common shares.  Based on (a) the number of shareholders of our common shares, and (b) the majority ownership of our shares by Canadian residents, we do not believe that we are either a “Foreign Personal Holding Company” or a “Controlled Foreign Corporation.”  However, we do believe that we are likely to be treated as a “Passive Foreign Investment Company” for the taxable years 2001, 2002 and 2003.

Foreign Personal Holding Company

If, at any time during a taxable year, more than 50% of the total combined voting power or the total value of our outstanding shares are owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g. from dividends received from unrelated persons), we would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold our common shares would be required to include in gross income for such year their allowable portions of such foreign personal holding company income to the extent that we do not actually distribute such income.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of our shares is owned, directly or indirectly, by U.S. shareholders, each of whom own 10% or more of our voting shares (“U.S. Shareholders”), we could be treated as a “controlled foreign corporation” (a “CFC”) under SubPart F of the Internal Revenue Code.  If we were classified as a CFC and as a PFIC, CFC treatment would prevail with respect to U.S. Shareholders.  CFC classification would effect many complex results including the required inclusion by such U. S. shareholders in income of their pro rata share: of “SubPart F Income” (as specially defined by the Internal Revenue Code) of Diversinet; and of our earnings invested in U.S. property.  In addition, under Section 1248 of the Internal Revenue Code, gain from the sale or exchange of our common shares by a U.S. person who is or was a U.S. shareholder (as defined in the Internal Revenue Code) at any time during the five years period ending with the sale or exchange is generally treated as ordinary dividend income to the extent of our earnings and profits attributable to the shares sold or exchanged.  Because of the complexity of SubPart F, and because it is not clear that we are a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

Passive Foreign Investment Company

As stated above, we believe that we will not be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Internal Revenue Code, for our fiscal years 2001, 2002, and 2003.

United States income tax legislation contains rules governing PFIC’s, that can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders.  Section 1297 of the Internal Revenue Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and some types of rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  Based on these tests we do not meet the definition of a PFIC in 2000, 2001, 2002 or 2003.

An U.S. Holder who holds shares in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. Federal income taxation under alternative tax regimes, depending upon whether such U.S. Holder makes elections.  The following is a discussion of these alternative tax regimes as applicable to our U.S. Holders.

A U.S. Holder of a PFIC who does not make either of the elections described below (a “Non-electing U.S. Holder”) is subject to special taxation rules under Section 1291 of the Internal Revenue Code with respect to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his/her common shares and (ii) excess distributions by us, defined as any distribution received by a U.S. Holder from a PFIC in a taxable year that is greater than 125% of the average distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the shares.

A Non-electing U.S. Holder generally would be required to include in income pro rata all gains realized on the disposition of his/her common shares and all excess distributions over the entire holding period for the PFIC common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is partially or wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

Alternatively, if we are a PFIC, an U.S. Holder (an “Electing U.S. Holder”) who owns common shares is permitted generally to elect out of the tax treatment discussed above, if an U.S. Holder makes a mark-to-market election with respect to common shares.  Under such election, an Electing U.S. Holder would generally recognize as ordinary income for each taxable year an amount equal to the excess, if any, of the fair market value of common shares as of the close of the taxable year over the Electing U.S. Holder’s adjusted tax basis in such shares.  An Electing U.S. Holder would generally be allowed an ordinary deduction (to the extent of any net mark-to-market gains recognized for prior taxable years) for the excess, if any, of the adjusted tax basis of the common shares over their fair market value as of the close of the taxable year.  An Electing U.S. Holder’s adjusted tax basis of the common shares would generally be adjusted to reflect the amounts included or deducted under the mark-to-market election.  Additionally, any gain on the actual sale or other disposition of the common shares generally will be treated as ordinary income.  Ordinary loss treatment also would generally apply to any loss realized on the actual sale or other disposition of the common shares to the extent that the amount of such loss did not exceed the net mark-to-market gains previously included with respect to such shares.  An election to mark to market would generally apply to the taxable year made and all subsequent taxable years.  A mark-to-market election is subject to complex and specific rules and requirements, and U.S. Holders are strongly urged to consult their tax advisors concerning such election if the company is classified as a PFIC.

Finally, an U.S. Holder who elects in a timely manner to treat us as a “qualified electing fund” (a “QEF”) as defined in the Internal Revenue Code would be subject to another set of special rules different from those described above.  Although a QEF election may be beneficial to some U.S. Holders depending upon their particular tax situations, it requires us to make information available to such holders, and we do not intend to make such information available even if it is classified as a PFIC.  Accordingly, the QEF election will not be available to U.S. Holders.

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

PART II

ITEM 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

ITEM 14.  Material Modifications to the Rights to Security Holders and Use of Proceeds

Not Applicable.

ITEM 15.  Controls and Procedures

“Disclosure controls and procedures”: are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports we file with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that the information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report on Form 20-F.  This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer.  Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we files or submit is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

There have been no significant changes in the Company’s internal control or the occurrence of events or other factors that could significantly affect these controls over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.  Audit Committee Financial Expert

Messrs. Beck, Steinman and Buntain (until December 17, 2004), all of whom are non-management and unrelated directors, currently comprise the Audit Committee.  Mr. Steinman is Chairman of the Audit Committee.

Mr. Steinman has thirty years of corporate finance experience, recently as Executive Vice President and Chief Financial Officer of Stelco Inc. and prior to 1999 as Chief Financial Officer of Spar Aerospace and Chief Financial Officer of Rogers Cablesystems.  The Board has determined that Mr. Steinman of the Audit Committee meets the requirements of an “audit committee financial expert”, as defined in Item 16A of Form 20-F.

ITEM 16B.  Code of Ethics

As part of its stewardship responsibilities, the Board of Directors is reviewing a formal “Code of Business Conduct and Ethics” that govern the behaviour of the directors, officers and employees of the Company.  The Board will monitor compliance with these standards and will be responsible for the granting of any waivers from these standards to directors or officers.  Disclosure will be made by the Company of any waiver from these standards granted to the directors or officers of the Company in the quarterly report of the Company that immediately follows the grant of such waiver.  Once adopted by the Board, a copy of our “Code of Business Conduct and Ethics” will be filed as an Exhibit to future Annual Reports on Form 20-F and will be available on our website, www.diversinet.com.

ITEM 16 C.  Principal Accountant Fees and Services

KPMG, LLP served as our auditors for the fiscal years ended December 31, 2003 and October 31, 2002.  The only fees paid to KPMG LLP were Audit Fees.

Audit Fees

KPMG LLP billed the Company Cdn$109,000 in fiscal 2003 (Cdn$136,000 in fiscal 2002) for professional services rendered for the audit of the Annual Consolidated Financial Statements and services that are normally provided in connection with statutory and regulatory filings.

“Audit Fees” are the aggregate fees billed by KPMG for the audit of the Company’s annual financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements and assistance in responding to comment letters from securities regulatory bodies and consultations with the Company’s management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretation by the securities regulatory authorities, accounting standard vetting bodies or other regulatory or standard setting bodies.

Audit Committee Pre-Approval Policies

The Audit Committee nominate and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by KPMG, LLP.  Any services provided by KPMG, LLP that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement.  The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement

ITEM 16 D.  Exemptions from the Listing Standards for Audit Committees

None

ITEM 16 E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17.  Financial Statements

Our financial statements have been prepared in accordance with Canadian GAAP.  These principles conform in all material respects with U.S. GAAP except as described in Note 15 to our 2003 consolidated financial statements.  The differences between line items under Canadian GAAP and those as determined under U.S. GAAP are not significant except that, under U.S. GAAP, our total loss would be greater by $nil for the fourteen month period ended December 31, 2003, $35,000 for the year ended October 31, 2002, greater by $37,000 for the year ended October 31, 2001, greater by $983,000 for the year ended October 31, 2000 and less by $120,000 for the year ended October 31, 1999.  Under U.S. GAAP share capital would be greater and deficit would be less by $30,089,000 for each of the years due to the elimination of reduction in stated capital offset against accumulated shareholders’ deficit in March of 1999.

Reference is made to our consolidated financial statements and related footnotes attached as an exhibit to this Report.

ITEM 18.  Financial Statements

We have elected to provide financial statements pursuant to Item 17.

ITEM 19.  Exhibits

Financial Statements:

•

KPMG Auditors’ Report dated January 29, 2004, except for note 16(b) which is as of February 23, 2004.

•

Consolidated Balance Sheets as at December 31, 2003, October 31, 2003 and October 31, 2002.

•

Consolidated Statements of Loss and Deficit for the fourteen-month period ended December 31, 2003 and the years ended October 31, 2003, 2002 and 2001.

•

Consolidated Statements of Cash Flows for the fourteen-month period ended December 31, 2003 and the years ended October 31, 2003, 2002 and 2001.

•

Notes to Consolidated Financial Statements.

•

Unaudited Consolidated Statements of Loss and Deficit for the two-month period ending December 31, 2003 and 2002 and Consolidated Statements of Cash Flows for the two-month period ended December 31, 2003 and 2002.

Exhibits:

1.1	Underwriting Agreement, dated as of June 12, 2000, between Diversinet and Tucker Anthony Incorporated.(1)
1.2	Private Agency Agreement between Allen & Company and Diversinet Corp. dated March 27, 2002. (1)
1.3	Form of Stock Purchase Agreement dated March 27, 2002. (1)
1.4	Form of Stock Purchase Agreement dated June 23, 2003. (1)
1.5	Form of Stock Purchase Agreement dated January 19, 2004, 2004. (2)
5.1	Opinion of Lang Michener. (1)
10.1	Form of Diversinet General Product License & Support Agreement.(1)
12.1	Certification of the Chief Executive Officer Pursuant to Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer Pursuant to Sarbanes-Oxley Act of 2002
13.1	Certification of Periodic Financial Report Pursuant to Sarbanes-Oxley Act of 2002, U.S.C. Section 1350
13.2	Certification of Periodic Financial Report Pursuant to Sarbanes-Oxley Act of 2002, U.S.C. Section 1350
23.1	Consent of KPMG LLP.

(1)

Previously filed with prior year’s Form 20-F.

(2)

Previously filed with our F-3 on March 15, 2004.

#

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, there unto duly authorized.

DIVERSINET CORP.

By:

/s/ NAGY MOUSTAFA

Nagy Moustafa

President and Chief Executive Officer

Dated: April 9, 2004

#

MANAGEMENT’S REPORT

The accompanying consolidated financial statements and all information in the Annual Report have been prepared by management and approved by the Board of Directors of the Company.  The consolidated financial statements were prepared in accordance with generally accepted accounting principles and, where appropriate, reflect management’s best estimates and judgements.  Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.  To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded, that only valid and authorized transactions are executed and that accurate, timely and comprehensive financial information is prepared and disclosed.  Consistent with the concept of reasonable assurance, the Company recognizes that the relative cost of maintaining these controls should not exceed their expected benefits.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of non-management directors.  The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report.  The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders.  The independent auditors have direct access to the Audit Committee.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with generally accepted auditing standards.  Their report outlines the scope of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Nagy Moustafa	/s/David Hackett
Nagy Moustafa, President & Chief Executive Officer	David Hackett, Chief Financial Officer

KPMG LLP

Chartered Accountants

Telephone (416) 228-7000

Yonge Corporate Centre

Telefax (416) 228-7123

4100 Yonge Street Suite 200

www.kpmg.ca

North York, Ontario M2P 2H3

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Diversinet Corp. as at December 31, 2003, October 31, 2003 and October 31, 2002 and the consolidated statements of earnings and deficit and cash flows for each of the years in the three-year period ended October 31, 2003 and for the fourteen-month period ended December 31, 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003, October 31, 2003 and October 31, 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2003 and the fourteen month period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants, Toronto, Canada, January 29, 2004, except for note 16(b) which is as of February 23, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements.  Our report to the shareholders dated January 29, 2004, except for note 16(b) which is as of February 23, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants, Toronto, Canada

#

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

As at

December 31

October 31

October 31

2003

2003

2002

Assets

Current assets:

Cash and cash equivalents

$

722,569

$

863,977

$

608,692

Short-term investments

1,243,960

1,853,369

1,843,657

Accounts receivable (including $62,293, $62,293,

$110,148 from joint venture, note 8)

1,081,760

1,422,943

265,672

Other receivables

85,748

77,720

15,933

Prepaid expenses

375,009

232,812

77,012

Total current assets

3,509,046

4,450,821

2,810,966

Capital assets, net (note 4)

986,316

1,053,544

1,198,527

Purchased technology, net of $62,833, $31,416,

  $nil amortization (note 3)

314,167

345,584

–

Customer assets net of $110,256, $55,129,

  $nil amortization (note 3)

882,048

937,175

–

Goodwill (note 3)

5,311,932

5,311,932

–

Total assets

$

11,003,509

$

12,099,056

$

4,009,493

Liabilities and Shareholders' Equity

Current liabilities:

Accounts payable

$

899,644

$

845,757

$

352,025

Accrued liabilities (note 5)

1,351,400

1,504,319

698,137

Notes payable

28,192

33,178

–

Current portion of promissory note

300,000

300,000

–

Deferred revenue

477,449

653,350

9,228

Total current liabilities

3,056,685

3,336,604

1,059,390

Promissory note

300,000

300,000

–

Shareholders' equity:

Share capital (note 6):

Authorized:

Unlimited common shares

Issued and outstanding:

11,043,027, 11,043,027, 3,222,308

common shares

49,191,482

49,201,868

40,677,645

Contributed surplus

126,173

72,680

72,680

Cumulative translation adjustment

(1,520,721)

(1,445,932)

(1,936,534)

Share purchase warrants (note 6)

1,331,652

1,331,652

–

Deficit

(41,481,762)

(40,697,816)

(35,863,688)

Total shareholders' equity

7,646,824

8,462,452

2,950,103

Future operations (note 1)

Commitments and contingencies (note 11)

Total liabilities and shareholders' equity

$

11,003,509

$

12,099,056

$

4,009,493

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Mark Steinman

/s/ Nagy Moustafa

Mark Steinman, Director

Nagy Moustafa, Director

#

DIVERSINET CORP.

Consolidated Statements of Earnings and Deficit

(In United States dollars)

Fourteen month period ended	Years ended

December 31

October 31

October 31

October 31

2003

2003

2002

2001

Revenue (including $nil, $nil, $85,138, $127,034,

from joint venture, note 8)

$

8,562,676

$

7,108,003

$

710,250

$

792,814

Cost of sales

6,622,495

5,491,029

–

–

Gross margin

1,940,181

1,616,974

710,250

792,814

Expenses:

Research and development

1,513,323

1,243,545

1,478,980

4,484,608

Sales and marketing

2,656,099

2,270,982

1,103,722

4,711,785

General and administrative

2,345,572

2,139,020

1,754,696

3,019,805

Foreign exchange loss (gain)

308,642

229,883

144,606

(403,520)

Depreciation and amortization

740,049

573,672

404,015

1,226,022

Severance costs

–

–

–

474,008

7,563,685

6,457,102

4,886,019

13,512,708

Loss before the following

(5,623,504)

(4,840,128)

(4,175,769)

(12,719,894)

Interest income and other income

(26,302)

(25,653)

(111,096)

(447,736)

Interest expense

20,872

19,653

–

–

Loss for the period

(5,618,074)

(4,834,128)

(4,064,673)

(12,272,158)

Deficit, beginning of period

(35,863,688)

(35,863,688)

(31,799,015)

(19,526,857)

Deficit, end of period

$

(41,481,762)

$

(40,697,816)

$

(35,863,688)

$

(31,799,015)

Basic and diluted loss per share (note 7)

$

(0.87)

$

(0.85)

$

(1.37)

$

(4.65)

Weighted average number of

common shares

6,478,296

5,715,423

2,971,692

2,637,648

See accompanying notes to consolidated financial statements.

#

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

Fourteen-month period ended	Years ended

December 31

October 31

October 31

October 31

2003

2003

2002

2001

Cash provided by (used in):

Operating activities:

Loss from continuing operations

$

(5,618,074)

$

(4,834,128)

$

(4,064,673)

$

(12,272,158)

Items not involving cash:

Depreciation and amortization

740,049

573,672

404,015

1,226,022

Stock-based compensation expense

825,010

771,519

–

–

Unrealized foreign exchange loss (gain)

415,813

490,602

71,603

(185,117)

Change in non-cash operating working capital:

Accounts receivable

2,425,570

2,084,387

(91,726)

908,489

Other receivables

(69,815)

(61,787)

47,094

37,949

Prepaid expenses

(98,846)

43,350

300,700

(7,180)

Accounts payable

(571,786)

(625,673)

(402,707)

480,399

Accrued liabilities

431,892

584,811

(777,766)

(758,104)

Deferred revenue

(156,371)

19,530

(18,552)

(26,634)

Cash used in continuing operations

(1,676,558)

(953,717)

(4,532,012)

(10,596,334)

Financing activities:

Issue of common shares, common share

purchase options and warrants for cash

2,920,646

2,931,032

3,108,317

68,651

Notes payable

(873,323)

(868,337)

–

–

Bank indebtedness

(240,979)

(240,979)

–

–

Cash provided by financing activities

1,806,344

1,821,716

3,108,317

68,651

Investing activities:

Short-term investments

599,698

(9,712)

112,799

(1,956,457)

Acquisitions, net of cash received

(541,084)

(541,084)

–

–

Additions to capital assets

(74,523)

(61,918)

(20,525)

(719,453)

Cash provided by (used in) investing activities

(15,909)

(612,714)

92,274

(2,675,910)

Increase (decrease) in cash and cash
equivalents

113,877

255,285

(1,331,421)

(13,203,593)

Cash and cash equivalents, beginning of period

608,692

608,692

1,940,113

15,143,706

Cash and cash equivalents, end of period

$

722,569

$

863,977

$

608,692

$

1,940,113

Supplementary non-cash financing and

investing activities:

Issue of warrants on acquisitions

$

1,044,640

$

1,044,640

$

–

$

–

Issue of common shares on acquisitions

4,959,875

4,959,875

–

–

See accompanying notes to consolidated financial statements.

#

DIVERSINET CORP.

Notes to Consolidated Financial Statements

(In United States dollars)

Years ended October 31, 2003, 2002 and 2001 and the fourteen month period ended December 31, 2003

Diversinet Corp. (the "Company"), an Ontario corporation, develops and markets secured wireless and identity management solutions and professional services to the enterprise, financial services, government and gaming and wagering marketplaces.

1.

Future operations:

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation in the foreseeable future and be able to realize assets and satisfy liabilities in its normal course of business.  Certain conditions and events exist that cast substantial doubt on the Company's ability to continue as a going concern.

The Company has incurred significant losses and used significant amounts of cash in operating activities in recent years.

Continued operations depend upon the Company's ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities.  There can be no assurance that the Company will be successful in obtaining additional financing or generating positive cash flows from operations.

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

2.

Significant accounting policies:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 14, conform in all material respects with accounting principles generally accepted in the United States.  Significant accounting policies adopted by the Company are as follows:

(a)

Fiscal Year:

In 2003, the Company changed its fiscal year end from October 31 to December 31.  As a result, financial statements for the fourteen-month period ended December 31, 2003 in addition to the financial statements for the year ended October 31, 2003 have been presented.

(b)

Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries.  The Company accounts for its interest in a joint venture by the proportionate consolidation method.  All significant intercompany transactions and balances have been eliminated.

(c)

Goodwill:

Handbook section 3062 “Goodwill and Other Intangible Assets”, requires that goodwill no longer be amortized but instead be tested for impairment at least annually by comparing the carrying value of a reporting unit with its fair value.  If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value.

During the fourth quarter the Company completed its goodwill impairment test and concluded that no write-down was required.

(d)

Revenue recognition:

The majority of our revenues are derived from consulting services delivered on a stand alone basis.  We provide technical consulting services to our customers in the areas of systems integration, software development and Customer Relationship Management and enterprise Relationship Management implementation.  We also provide technical consulting services relating to smart card based application security systems.  We also derive revenues from products and services for mobile commerce over wireless networks.

Consulting revenues are recognized on a time and materials basis, or on a percentage of completion basis, depending on the specifics of the contract, as employees and subcontractors provide services. Revenue from time and materials service contracts are recognized as the services are provided.  Revenue from fixed price long-term contracts is recognized in accordance with CICA 3400 “Revenue” and related guidance, and Statement of Position 81-1 “Accounting for performance of construction type and certain production type contracts” using the percentage of completion method based on direct labour costs incurred to date as a percentage of total estimated direct labour costs to complete the project.  Losses on contracts are recognized during the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. Revenue recognized in excess of billings is recorded as unbilled services.  Billings in excess of revenue recognized are recorded as deferred revenue until the above revenue recognition criteria are met.  Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, are included in revenues.

Revenue from software license agreements is recognized in accordance with CICA 3400 “Revenue” and Statement of Position 97-2 “Software Revenue Recognition” as amended upon execution of a license agreement and the shipment of the software, as long as all vendor obligations have been satisfied, the license fee is fixed and determinable and collection of the license fees is probable.  We consider fees related to arrangements with significant payments due beyond our normal trading terms not to be fixed or determinable.  If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer.  If collectibility is not considered probable, revenue is recognized when the fee is collected.  Revenue from the sale of additional software products is recognized as software is delivered.

Revenue earned on software arrangements involving multiple elements (i.e., software products, upgrades/enhancements, post contract customer support, installation, training, et cetera) is allocated to each element based on vendor specific objective evidence (VSOE) of relative fair value of the elements. When arrangements contain multiple elements and VSOE only exists for all undelivered elements, the Company recognizes revenue for the delivered elements using the residual method, whereby the total arrangement fee is assigned to the undelivered elements based on their fair value, with the residual assigned to the delivered elements and recognized.  VSOE used in determining the fair value for installation, integration and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete the task.  VSOE used in determining the fair value of maintenance and technical support is based on annual renewal rates.  For arrangements containing multiple elements where VSOE does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until either VSOE exists for the remaining undelivered elements or all elements have been delivered.  The revenue allocated to post contract customer support is recognized ratably over the term of the support and revenue allocated to service elements (such as training and installation) is recognized as the services are performed.

The Company’s sales arrangements generally include standard payment terms ranging up to 90 days.  The Company provides a limited product warranty, the costs of which have historically been insignificant.  The Company’s products are not subject to rights of return, stock rotation rights or price protection.

(e)

Cash and cash equivalents:

Cash and cash equivalents include cash on account and short-term investments in money market instruments with original maturities of 90 days or less when acquired.

(f)

Short-term investments:

Short-term investments consist of bonds having a term of 90 days when acquired which are recorded at cost plus accrued interest.

(g)

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

(h)

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

(i)

Purchased and acquired technology:

The Company capitalizes purchased technology and amortizes such costs over two years.  The carrying value is assessed on a periodic basis to determine if a write-down is required.

(j)

Customer assets:

Customer relationships are amortized over three years. Customer contracts are amortized as services are performed.  The carrying value is accessed on a periodic basis to determine if a write-down is required.

(k)

Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the exchange rates prevailing at the consolidated balance sheet dates.  Non-monetary assets and liabilities are translated at historical rates.  Transactions in foreign currencies are translated into United States dollars at the approximate rates prevailing at the dates of the transactions.  Foreign exchange gains and losses are included in loss for the period.

The Company has historically prepared its consolidated financial statements in Canadian dollars and used the Canadian dollar as its measurement currency.  As a result of a number of circumstances, including the current year financing activities, the acquisition of DSS Software Technologies and Caradas, Inc. and the U.S. dollar becoming the measurement currency in which most of the Company’s business is transacted, effective October 1, 2003, the Company adopted the U.S. dollar as its measurement and reporting currency for preparation of its consolidated financial statements.  Comparative financial information has been restated in U.S. dollars using the current rate method.

Share capital has been translated at the exchange rate in effect at the time of the transaction.  Deficit has been translated at the approximate rates prevailing at the dates of the transactions and monetary assets and liabilities have been translated into United States dollars at the exchange rates prevailing at the consolidated balance sheet dates.  The resulting difference has been classified as a cumulative translation adjustment on the balance sheet.

(l)

Capital assets:

Capital assets are stated at cost less accumulated depreciation and amortization.  Depreciation and amortization is provided over the estimated useful lives of the assets at the following annual rates and bases:

Asset

Basis

Rate

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

(m)

Income taxes:

The Company accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recognized at the enacted or substantively enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carry forward items.  Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

(n)

Earnings per share:

Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year.  Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year.  Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and warrants and are calculated using the treasury stock method.

(o)

Stock-based compensation:

Effective November 1, 2002, the Company adopted the new CICA Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees.  However, the standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options and warrants to employees with the addition of pro-forma information as if the fair value method has been applied.

Had the company determined compensation expense based on the fair value of stock options granted subsequent to November 1, 2002, the Company’s loss and loss per share would have been reported as the pro-forma amounts indicated below:

Fourteen months ended

Year ended

December 31, 2003

October 31, 2003

Loss for the period as reported

$

(5,618,074)

$

(4,834,128)

Pro forma loss

(5,804,961)

(4,925,828)

Pro forma loss per common share:

Basic and diluted

$

(0.90)

$

(0.86)

Weighted average number of common shares

6,478,296

5,715,423

(p)

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

1.

Acquisitions:

a)

In January 2003, the Company acquired 100% of the outstanding shares of DSS Software Technologies, a consulting services provider.  The aggregate purchase price was $1,301,038 consisting of $300,000 in cash, $26,998 in the costs associated with the acquisition, $600,000 of promissory note payable in instalments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 and 120,000 share purchase warrants with a value of $374,040.  The share purchase warrants vest equally on January 2, 2003, 2004 and 2005 and are exercisable at $3.75 per share for five years.  Additional future cash consideration in the amount of $800,000 is payable based on the achievement of certain financial targets over the next two years and will be recorded with an increase to goodwill if and when the targets have been met.  The acquisition was accounted for using the purchase method and the purchase price was allocated as follows:

Fair value of net capital assets acquired	$ 93,374
Working capital	290,422
Goodwill	917,242
Purchase price	$ 1,301,038

b)

In September 2003, the Company acquired 100% of the outstanding shares of Caradas, Inc., a credential management provider.  The aggregate purchase price was $5,630,475 consisting of 1,417,500 common shares with a value of $4,895,310, $64,565 in the costs associated with the acquisition and 200,000 common share purchase warrants with a value of $670,600.  The share purchase warrants vest equally on a quarterly basis over three years and each is exercisable to purchase one common share at $2.45 per share for five years from the date of vesting.  The acquisition was accounted for using the purchase method and the purchase price was allocated as follows:

Fair value of net capital assets acquired	$ 186,853
Working capital	(320,372)
Purchased technology	377,000
Customer assets	992,304
Goodwill	4,394,690
Purchase price	$ 5,630,475

The customer assets of $992,304 are comprised of customer relationships and other customer contracts.  The customer relationships were assigned a useful life of three years, while the customer contracts will be amortized as services are performed.  The purchased technology of $377,000 has been assigned a useful life of two years.

1.

Capital assets:

Accumulated

Net

December 31, 2003

Cost

depreciation

book

and amortization

value

Computer hardware

$

1,342,228

$

817,852

$

524,376

Computer software

556,319

365,310

191,009

Furniture and fixtures

291,174

138,401

152,773

Leasehold improvements

234,865

116,707

118,158

$

2,424,586

$

1,438,270

$

986,316

In the fourteen months ended December 31, 2003, depreciation expense and amortization amounted to $566,960.

Accumulated

Net

October 31, 2003

Cost

depreciation

book

and amortization

value

Computer hardware

$

1,333,937

$

771,806

$

562,131

Computer software

556,318

347,894

208,424

Furniture and fixtures

286,860

131,629

155,231

Leasehold improvements

234,865

107,107

127,758

$

2,411,980

$

1,358,436

$

1,053,544

In the year ended October 31, 2003, depreciation expense and amortization amounted to $499,732.

Accumulated

Net

October 31, 2002

Cost

depreciation

book

and amortization

value

Computer hardware

$

984,343

$

510,752

$

473,591

Computer software

444,153

226,521

217,632

Furniture and fixtures

339,985

137,793

202,192

Leasehold improvements

466,936

161,824

305,112

$

2,235,417

$

1,036,890

$

1,198,527

In the year ended October 31, 2002, depreciation and amortization expense amounted to $404,015.

2.

Accrued liabilities:

December 31

October 31

October 31

2003

2003

2002

Remuneration

$

815,135

$

914,523

$

236,045

Professional fees

372,663

511,944

300,971

Miscellaneous

163,602

77,852

161,121

$

1,351,400

$

1,504,319

$

698,137

3.

Share capital, warrants and common share purchase options:

There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, compensation options and warrants:

	Compensation options and warrants		Common shares
	Number	Amount	Number	Amount
Balance, October 31, 2000 (b)	41,350	$ –	2,635,176	$ 37,500,677
Stock options exercised and shares issued (a)	–	–	6,312	68,651
Balance, October 31, 2001	41,350	–	2,641,488	37,569,328
Private placement (c)	471,554	–	580,820	3,108,217
Balance, October 31, 2002	512,904	–	3,222,308	40,677,545
Reverse stock split (d)	–	–	–	(5,246)
Private placement (e)	60,000	68,304	5,844,037	2,932,587
Stock options exercised and shares issued (a)	–	–	83	52
Acquisition of DSS (f)	120,000	374,040	–	–
Acquisition of Caradas (g)	200,000	670,600	1,417,500	4,895,310
Professional services (h)	127,500	218,708	559,099	701,620
Balance, October 31, 2003	1,020,404	1,331,652	11,043,027	49,201,868
Private placement (e)	–	–	–	(10,386)
Balance, December 31, 2003	1,020,404	$ 1,331,652	11,043,027	$ 49,191,482

(a)

During 2001, 2002 and 2003, the Company granted options to certain employees, officers and directors under a share option plan (note 12), enabling them to purchase common shares of the Company.

(b)

Warrants outstanding as of October 31, 2001 and 2000 consist of 15,000 warrants issued in October 1999 as an exercise price of $131.25 per share, expiring October 2004 and 26,350 warrants issued in May 2000 at an exercise price of $85.90 per share, expiring May 2005.

(c)

On April 4, 2002, the Company completed a private placement of 518,670 units at a price of $6.00 per unit for gross proceeds before expenses $3,112,022.  Each unit was comprised of one common share and three-quarters of one common share purchase warrant.  Each warrant entitles the holder thereof to acquire one common share at a price of $7.20 per common share for a period of up to three years from April 4, 2002.

The following consideration was issued to placement agents in connection with the private placement:  (i) cash consideration of $140,400 plus out-of-pocket expenses of approximately $7,500; (ii) compensation options to purchase up to 23,400 units on the same terms as described above; (iii) 50,000 common share purchase warrants to purchase common shares at prices of $6.00 and $7.20 and expiring on April 2 and 3, 2005; (iv) 18,750 common share purchase warrants to purchase common shares at a price of $0.10 per common share.

On April 8, 2002, the compensation options noted in (ii) above, were exercised and the Company issued 23,400 common shares and 17,550 common share purchase warrants to the placement agents.

On May 8, 2002, upon issuance of the common share purchase warrants noted in (iv) above, the warrants were immediately exercised and the Company issued 18,750 common shares.  The fair value of these warrants in the amount of $110,625 was recorded as share issue costs.

On May 8, 2002, the Company issued an additional 20,000 units at a price of $6.00 per unit for gross proceeds of $120,000.  Each unit was comprised of one common share and three quarters of one common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase one common share at a price of $7.20 for a period of three years from May 8, 2002.

(d)

On January 28, 2003 the Company completed a reverse stock split of its issued and outstanding common shares whereby every ten shares of common stock were exchanged for one share of common stock. All common share amounts in the financial statements have been restated to give effect to the stock split.

(e)

On June 23, 2003, the Company completed a private placement of 5,000,000 common shares at a price of $0.62 per common share for gross proceeds of $3,100,000.

The placement agent exercised its option to receive 500,000 common shares in lieu of its $310,000 fee from the Private Placement.  The placement agent also received 40,000 common shares in lieu of its $24,000 retainer fee to act as placement agent.  Further compensation was issued as a three-year broker cashless exercisable warrant terminating on June 20, 2006 to purchase up to 500,000 common shares of the Corporation at $0.62 per share.  The placement agent has exercised 440,000 in a cashless exercise to receive 304,037 common shares.

(f)

In January 2003, the Company acquired 100% of the outstanding shares of DSS Software Technologies. The purchase price included 120,000 share purchase warrants with a value of $374,040.  The share purchase warrants vest equally on January 2, 2003, 2004 and 2005 and are exercisable at $3.75 per share for five years.

(g)

On September 1, 2003, Diversinet Corp acquired 100% of the outstanding shares of Caradas, Inc. The aggregate consideration was 1,417,500 Diversinet common shares and 200,000 share purchase warrants.  The share purchase warrants are exercisable at $2.45 per share for five years.  The share purchase warrants will vest to the holder quarterly over three years.

(h)

Professional services:

The following chart summarizes the activity during the year ended December 31, 2003:

	Compensation options and warrants		Common shares
	Number	Amount	Number	Amount
Consulting services (i)	20,000	$ 42,088	–	$ –
Consulting services (ii)	2,500	5,260	–	–
Business development services (iii)	–	–	250,000	300,000
Public relations services (iv)	100,000	57,620	200,000	240,000
Warrants exercised (iv)	(100,000)	(57,620)	69,099	57,620
Advisory board consulting services (v)	50,000	59,260	–	–
Advisory board consulting services (vi)	25,000	52,508	–	–
Consulting services (vii)	–	–	40,000	104,000
Consulting services (viii)	25,000	39,640	–	–
Consulting services (ix)	5,000	19,952	–	–
	127,500	$ 218,708	559,099	$ 701,620

(i)

On November 1, 2002 the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a three-year warrant terminating on October 23, 2005 to purchase up to 20,000 of our common shares at $2.60 per share in regards to the compensation payable by us for these services.

(ii)

On November 1, 2002 the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a three-year warrant terminating on October 23, 2005 to purchase up to 2,500 of our common shares at $2.60 per share in regards to the compensation payable by us for these services.

(iii)

On May 14, 2003, the Company entered into an agreement for business development services.  This agreement is subject to certain milestones that if not met may allow Diversinet to terminate the retainer portion of the agreement and /or the entire agreement.  In consideration for the services to be rendered Diversinet will pay a retainer equal to $25,000 per month, which at our discretion may be paid as follows: (i) $25,000 per month in cash, or (ii) $25,000 per month by the issuance of 41,667 common shares per month, or (iii) $20,000 per month in cash and issuance of 8,333 common shares per month.  The Company has elected to pay the first six months by way of 250,000 common shares.

(iv)

On May 14, 2003, the Company entered into an agreement for public relations services.  In consideration for the services to be rendered in accordance with the agreement, the Company issued a three-year cashless exercisable warrant terminating on May 12, 2006 to purchase up to 100,000 of our common shares at $0.60 per share and 200,000 common shares, being 16,667 common shares per month for 12 months in regards to the compensation payable by us for these services.  The consultant opted to have a cashless exercise and received 69,099 common shares.

(v)

On July 1, 2003, the Company entered into an agreement for advisory board consulting services.  In consideration for the services to be rendered in accordance with the agreement, we issued a three-year warrant terminating on June 30, 2006 to purchase up to 50,000 of our common shares at $0.62 per share in regards to the compensation payable by us for these services.

(vi)

On July 1, 2003, the Company entered into an agreement for advisory board consulting services.  In consideration for the services to be rendered in accordance with the agreement, we issued a five-year warrant terminating on August 1, 2008, vesting equally on a quarterly basis over three years, to purchase up to 25,000 of our common shares at $0.62 per share in regards to the compensation payable by us for these services.

(vii)

On July 17, 2003, the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, we issued 40,000 of our common shares in regards to the compensation payable by us for these services.

(viii)

On August 20, 2003 the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a one-year warrant terminating on August 20, 2004 to purchase up to 25,000 of our common shares at $3.40 per share in regards to the compensation payable by us for these services.

(ix)

On September 1, 2003 the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a two-year warrant terminating on September 30, 2005 to purchase up to 5,000 of our common shares at $2.50 per share in regards to the compensation payable by us for these services.

1.

Basic and diluted loss per share:

Common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for the years ended December 31, 2003, October 31, 2003, 2002 and 2001.  Anti-dilutive options amounted to 783,946 at December 31, 2003 and 739,646 at October 31, 2003 (2002 – 256,979; 2001 – 298,518). Anti-dilutive warrants amounted to 905,404 at December 31, 2003 and October 31, 2003 (2002 – 512,904; 2001 – 41,350), respectively.

2.

Interest in joint venture:

On June 4, 2001, the Company entered into an agreement with an Asian company to establish a joint venture to conduct certain of the Company's Asian activities.  Each party holds a 50% interest in the joint venture.  These financial statements reflect the Company's proportionate interest in the joint venture's assets, liabilities, revenue and expenses.

The following amounts included in the consolidated financial statements represent the Company's proportionate interest in the joint venture at December 31, 2003, October 31, 2003 and October 31, 2002:

December 31

October 31

October 31

2003

2003

2002

Cash

$

37

$

37

$

50

Accounts receivable

56

56

1,264

Prepaid expenses

445

1,334

103

Capital assets

172,495

196,644

258,736

Total assets

$

173,033

$

198,071

$

260,153

Accounts payable

$

80,950

$

80,950

$

100,468

Accrued liabilities

4,369

1,335

3,991

Total liabilities

$

85,319

$

82,285

$

104,459

Revenue

$

181

$

181

$

3,483

Expenses

170,944

134,445

(188,825)

Loss

$

(170,763)

$

(134,264)

$

(185,342)

During fiscal 2003, the Company recognized revenue of $nil (2002 - $85,138) from sales to the joint venture.  As at December 31, 2003, the Company had contributed approximately $636,993 (2002 - $626,054) into the joint venture.  The Company has to date committed to contribute an additional $6,200 to the joint venture for the Company's proportionate share of the joint venture requirements.  This amount is expected to be contributed within the next six months.

3.

Income taxes:

The tax effects of significant temporary differences representing future tax assets is as follows:

December 31

October 31

October 31

2003

2003

2002

Future tax assets:

Operating loss carryforwards

$

10,813,090

$

10,635,743

$

8,046,570

Capital loss carryforwards

567,607

558,094

510,187

Share issue costs

121,514

119,478

273,562

Research and development costs

2,736,323

2,631,275

1,607,807

Capital assets, accounting basis less than tax basis

5,706,491

5,604,328

3,735,410

19,945,025

19,548,918

14,173,536

Valuation allowance

(19,945,025)

(19,548,918)

(14,173,536)

Net future tax assets

$

–

$

–

$

–

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

At December 31, 2003, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $28,324,000.  These losses expire in the following fiscal years:

2004

$

2,854,000

2005

4,250,000

2006

4,142,000

2007

10,862,000

2008

3,254,000

2009

2,539,000

2010

423,000

$

28,324,000

The Company also has non-capital losses available for carryforward for United States income tax purposes amounting to $1,628,000, expiring between 2018 and 2023.

4.

Segmented information:

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at October 31, 2003 and December 31, 2003, 60% [78% - October 31, 2002] of the capital assets were located in Canada, 22% [nil - October 31, 2002] were located in the United States and 18% [22% - October 31, 2002] in Hong Kong.

A summary of sales to major customers that exceeded 10% of total sales and the approximate amount due from these customers during each of the years in the three-year period ended October 31, 2003 and the fourteen month period ended December 31, 2003, are as follows:

Sales

Accounts Receivable

December 31 and

October 31

October 31

December 31

October 31

October 31, 2003

2002

2001

2003

2003

Customer 1

30%

–

–

$

203,752

$

278,504

Customer 2

20%

–

–

125,746

191,452

Customer 3

–

–

40%

–

–

Customer 4

–

12%

19%

62,293

62,293

Customer 5

–

25%

17%

–

–

Customer 6

–

28%

–

–

–

Customer 7

–

17%

–

42,500

42,500

The Company does not consider itself to be economically dependent on any single customer or supplier.

Revenue is attributable to geographic location based on the location of the customer, as follows:

December 31

October 31

October 31

October 31

2003

2003

2002

2001

Sales:

United States

$

8,219,149

$

6,840,380

$

17,259

$

191,324

Canada

9,665

9,665

204,159

138,498

Other

70,000

–

45,082

28,672

Asia

263,862

257,958

443,750

434,320

$

8,562,676

$

7,108,003

$

710,250

$

792,814

Revenue is attributable as follows:

December 31

October 31

October 31

October 31

2003

2003

2002

2001

Sales:

Consulting services

$

8,202,336

$

6,892,663

$

207,192

$

640,452

Licensing

360,340

215,340

503,058

152,362

$

8,562,676

$

7,108,003

$

710,250

$

792,814

5.

Commitments and contingencies:

(a)

Litigation:

Management is of the opinion that the claims listed below are without merit and will not materially impact the Company.  As a result, no provision for loss has been made in these consolidated financial statements.

(i)

The Company has been served with a statement of complaint, as a co-defendant, wherein the plaintiff is seeking rescission of an international offering private placement transaction it entered into with the Company in August 1995, in which the plaintiff purchased 212,500 common shares (850,000 common shares prior to a one-for-four reverse split) from the Company for $3,700,000.  The plaintiff is also seeking damages in the amount of $3,700,000 plus interest and costs.

(ii)

During fiscal 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged that the Company breached a dealer agreement entered into in 1995 by the Company's former printing business and is seeking damages of $1,533,950 and damages of $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs.

(iii)

One of the Company’s wholly owned subsidiaries is being sued in Bankruptcy Court by a company alleging the subsidiary received preferential payments.  The plaintiff is seeking to receive $200,000.

(iv)

In addition to the above, in the ordinary course of business, the Company and its subsidiaries have legal proceedings brought against them.

(b)

Lease commitments:

Total future minimum lease payments including operating costs are as follows:

2004

$

620,188

2005

458,585

2006

307,605

$

1,386,378

6.

Stock incentive plan:

The Company grants options to certain employees, officers, directors and consultants under a share option plan (the "Plan"), enabling them to purchase common shares of the Company.  The exercise price of an option under the Plan may not be less than the current market price of common shares on the day immediately proceeding the day the share option was granted.  The Plan provides that the number of common shares reserved for issuance under the Plan shall not exceed 2,022,291 common shares.  These options generally vest on a quarterly basis over three years and expire five years after the date of grant.  As at December 31, 2003, the number of common shares reserved for future issues of stock options amounts to 688,573.

The following table summarizes information about stock options outstanding at December 31, 2003:

Options outstanding				Options vested
Range of exercise price	Number outstanding	Weighted average remaining contractual life – years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.62 - $3.00	897,400	4.51	$ 1.91	104,850	$ 1.72
$3.70 - $6.10	109,726	3.62	5.02	43,511	5.08
$12.40 - $30.00	85,520	2.12	19.87	74,299	20.27
$45.60 – $48.80	4,750.045		46.95	4,750	46.95
$51.88 - $149.40	21,450	1.17	88.94	21,450	88.94
	1,118,846	3.55	$ 5.45	248,860	$ 16.23

Changes for the employee stock option plan during the fourteen month period ended December 31, 2003 were as follows:

	Fourteen months ended 2003		Year ended 2002
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	286,979	$ 22.28	368,625	$ 49.42
Options granted	940,600	2.00	89,135	43.83
Options exercised	(83)	0.62	-	-
Options cancelled	(108,650)	20.96	(170,781)	75.89
Options outstanding, end of year	1,118,846	$ 5.45	286,979	$ 22.28
Options exercisable, end of year	248,860	$ 16.23	159,990	$ 30.40
Weighted average fair value of options granted during the year		$ 1.61		$ 2.40

The following table summarizes information about stock options outstanding at October 31, 2003:

Options outstanding				Options vested
Range of exercise price	Number outstanding	Weighted average remaining contractual life – years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.62 - $3.00	817,400	4.61	$ 1.90	41,483	$ 1.50
$3.70 - $6.10	110,226	3.77	5.02	34,784	5.09
$12.40 - $30.00	85,720	2.30	19.87	73,861	20.31
$45.60 – $48.80	4,750	0.62	46.95	4,750	46.95
$51.88 - $149.40	21,450	1.34	88.94	21,450	88.94
	1,039,546	3.59	$ 5.71	176,328	$ 21.95

Changes for the employee stock option plan during the year ended October 31, 2003 were as follows:

	2003
	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	286,979	$ 22.28
Options granted	859,600	1.99
Options exercised	(83)	0.62
Options cancelled	(106,950)	21.22
Options outstanding, end of year	1,039,546	$ 5.71
Options exercisable, end of year	176,328	$ 21.95
Weighted average fair value of options granted during the year		$1.61

7.

Financial instruments and risk management:

The Company is exposed to the following risks related to financial assets and liabilities:

(a)

Currency risk:

The Company is subject to currency risk through its activities in Canada, United Kingdom, Europe and Asia.  Unfavourable changes in the exchange rate may affect the operating results of the Company.

The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk.  However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into forward exchange contracts to mitigate the associated risks.

(b)

Fair values:

The fair values of the Company's financial instruments approximate their carrying amounts due to their short-term nature.

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

Valuation Accounts and Reserves:

December 31

October 31

October 31

Allowance for Doubtful Accounts

2003

2003

2002

Opening balance

$

-

$

-

$

-

Additions (deductions)

235,582

235,582

-

Closing balance

$

235,582

$

235,582

$

-

Additions (deductions) to the allowance to doubtful accounts are charged to the income statement through the bad debt expense as part of the general and administrative account.

8.

Related party transactions:

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

As at December 31, 2003 and October 31, 2003, the Company had a promissory note payable in the amount  $600,000 due to an officer of the Company.  This note is payable in instalments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 and bears no interest.

9.

Reconciliation of Canadian and United States generally accepted accounting principles ("GAAP"):

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  Material differences between Canadian and United States generally accepted accounting principles are described below.

December 31

October 31

October 31

October 31

2003

2003

2002

2001

Share capital:

Canadian GAAP

$

49,191,482

$

49,201,868

$

40,677,545

$

37,569,328

Elimination of reduction

 of share capital (a)

30,089,054

30,089,054

30,089,054

30,089,054

U.S. GAAP

$

79,280,536

$

79,290,922

$

70,766,599

$

67,658,382

Deficit and comprehensive loss:

Canadian GAAP

$

(41,481,762)

$

(40,697,816)

$

(35,863,688)

$

(31,494,254)

Elimination of reduction

 of share capital (a)

(30,089,054)

(30,089,054)

(30,089,054)

(30,089,054)

Compensation expense (b)

(991,696)

(991,696)

(991,696)

(977,584)

U.S. GAAP

$

(72,562,512)

$

(71,778,566)

$

(66,944,438)

$

(62,560,892)

Consolidated statements of loss:

Loss under Canadian GAAP

$

(5,618,074)

$

(4,834,128)

$

(4,064,673)

$

(12,272,158)

Compensation expense (b)

–

–

(35,052)

(36,673)

Loss under U.S. GAAP

$

(5,618,074)

$

(4,834,128)

$

(4,099,725)

$

(12,308,831)

Basic and diluted loss per share

under U.S. GAAP

$

(0.87)

$

(0.85)

$

(1.38)

$

(4.67)

Loss under U.S. GAAP

$

(5,618,074)

$

(4,834,128)

$

(4,099,725)

$

(12,308,831)

Other comprehensive loss

being cumulative

translation adjustment (c)

(74,789)

(490,602)

(1,936,534)

–

Compensation loss under U.S.

GAAP

$

(5,695,863)

$

(5,324,730)

$

(6,036,259)

$

(12,308,831)

(a)

Share capital and deficit:

On March 1, 1999, the shareholders approved a resolution to reduce the stated capital of the Company by $30,089,054 to eliminate the deficit as at October 31, 1999.  Under Canadian GAAP, a reduction of the share capital of outstanding common shares is allowed with a corresponding offset to deficit.  This reclassification, which the Company made in 2000 to eliminate the deficit that existed at October 31, 1999, did not meet the criteria specified by U.S. GAAP and results in an increase to share capital with a corresponding increase in deficit of $30,089,054.

(b)

Options to consultants:

Effective November 1, 2002, the Company adopted the new CICA Handbook section 3870, “Stock-Based compensation and Other Stock Based Payments”.  As a result, the Company has recognized compensation expense on options issued to consultants in the current period.  This resulted in no U.S. GAAP differences in the current period.  Prior to the adoption of 3870, the company did not recognize compensation expense when stock or stock options were issued to consultants.  Any consideration paid on exercise of stock options or purchase of stock was credit to share capital.

Under U.S. GAAP, the Company recorded compensation expense for stock or stock options granted in exchange for services from consultants.  During the year ended October 31, 2001, the Company issued 50,000 stock options to consultants.  The Company has recorded compensation expense of $36,673, of which $9,033 relates to the options issued in fiscal 2001 to consultants.

During the fiscal year 2002, the Company has recorded compensation expense of $35,052 relating to options granted to consultants.

(a)

Other comprehensive loss (income):

FASB Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (SFAS 130”) requires disclosure of comprehensive income, which includes reported net income as adjusted for other comprehensive income.  Other comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

(d)

Interest in joint venture:

Canadian GAAP requires the proportionate consolidation of interests in joint ventures.  Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for on the equity basis.  However, as allowed by the Securities and Exchange Commission ("SEC"), reclassification is not required in a SEC filing when specified criteria are met and information disclosed.  These criteria have been met and the information is disclosed in note 8.

Although the adoption of proportionate consolidation has no impact on net earnings or shareholders' equity, it does increase assets, liabilities, revenue, expenses and cash flows from operations from those amounts otherwise reported under U.S. GAAP.

(e)

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

(f)

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

December 31

October 31

October 31

October 31

2003

2003

2002

2001

Loss under U.S. GAAP

$

(5,618,074)

$

(4,834,128)

$

(4,099,725)

$

(12,308,831)

Compensation expense

1,281,680

1,283,886

4,258,204

4,102,960

Pro forma loss under

U.S. GAAP

(6,899,754)

(6,118,014)

(8,357,929)

(16,411,791)

Pro forma loss per common share:

Basic and diluted

$

(1.07)

$

(1.07)

$

(2.81)

$

(6.22)

Weighted average number of

common shares

6,478,296

5,715,423

2,971,692

2,637,648

(ii)

Recent accounting pronouncements:

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” which requires companies to recognized costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan.  SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.  The Company does not believe that adoption of SFAS No. 146 will have a material effect on its results of operations and financial position.

In December 2001, the Accounting Standards Board in Canada issued CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”.  This section establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees.  It applies to transactions in which shares of common stock, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments. The Company will adopt Section 3870 for its fiscal year beginning November 1, 2002.  The adoption of this standard will not have a material impact on the Company’s financial position or results of operations.

In January 2003, the FASB issued interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”).  Its consolidation provisions are applicable for all newly created entities created after January 31, 2003, and are applicable to existing variable interest entities as of the beginning of the Company’s fiscal year being January 1, 2004.  With respect to entities that do not quality to be assess for consolidation based on voting interests, FIN 46 generally requires a company that has variable interests that will absorb a majority of the variable interests expected losses if they occur, or both, to consolidate that variable interest entity.  For periods prior to FIN 46’s effective date, certain disclosures will be required if it is reasonably possible that the Company will have a significant variable interest in or be the primary beneficiary of a variable interest entity when FIN 46 guidance if effective.  The adoption of this standard will have no material impact on its financial results or operations or cash flows.

1.

Subsequent events:

(a)

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

(b)

In February 2004, the Company amended the DSS Software Technologies share purchase agreement.  The promissory note (see note 3) in the amount of $600,000 payable in instalments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 has been replaced by the issuance of 200,000 Diversinet common shares and cash payments of $50,000 in February 2004, $50,000 on April 2004 and $100,000 on January 2005.  The existing 120,000 warrants exercisable at $3.75 have been replaced by issuance of 120,000 warrants exercisable at $2.05, exercisable after January 1, 2005 expiring on December 31, 2006.  The common shares cannot be re-sold in the public markets until a registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission.

#

DIVERSINET CORP.

Unaudited Consolidated Balance Sheets

(In United States dollars)

As at December 31, 2003

Assets

Current assets:

Cash and cash equivalents

$

722,569

Short-term investments

1,243,960

Accounts receivable (including $62,293 from joint venture, note 8)

1,081,760

Other receivables

85,748

Prepaid expenses

375,009

Total current assets

3,509,046

Capital assets, net (note 4)

986,316

Purchased technology, net of $62,833, $31,416,

  $nil amortization (note 3)

314,167

Customer assets net of $110,256 amortization (note 3)

882,048

Goodwill (note 3)

5,311,932

Total assets

$

11,003,509

Liabilities and Shareholders' Equity

Current liabilities:

Accounts payable

$

899,644

Accrued liabilities (note 5)

1,351,400

Notes payable

28,192

Current portion of promissory note

300,000

Deferred revenue

477,449

Total current liabilities

3,056,685

Promissory note

300,000

Shareholders' equity:

Share capital (note 6):

Authorized:

Unlimited common shares

Issued and outstanding:

11,043,027 common shares

49,191,482

Contributed surplus

126,173

Cumulative translation adjustment

(1,520,721)

Share purchase warrants (note 6)

1,331,652

Deficit

(41,481,762)

Total shareholders' equity

7,646,824

Future operations (note 1)

Commitments and contingencies (note 11)

Total liabilities and shareholders' equity

$

11,003,509

See accompanying notes to the unaudited consolidated financial statements.

DIVERSINET CORP.

Unaudited Consolidated Statements of Earnings and Deficit

(In United States dollars)

Two-month period ended

December 31, 2003

Revenue

$

1,454,673

Cost of sales

1,131,466

Gross margin

323,207

Expenses:

Research and development

269,778

Sales and marketing

385,117

General and administrative

285,311

Depreciation and amortization

166,377

1,106,583

Loss before the following

(783,376)

Interest expense

570

Loss for the period

(783,946)

Deficit, beginning of period

(40,697,816)

Deficit, end of period

$

(41,481,762)

Basic and diluted loss per share (note 7)

$

(0.07)

Weighted average number of common shares

11,043,027

See accompanying notes to the unaudited consolidated financial statements.

DIVERSINET CORP.

Unaudited Consolidated Statements of Cash Flows

(In United States dollars)

Two-month period ended

December 31, 2003

Cash provided by (used in):

Operating activities:

Loss from continuing operations

$

(783,946)

Items not involving cash:

Depreciation and amortization

166,377

Stock-based compensation expense

53,493

Unrealized foreign exchange loss (gain)

(74,789)

Change in non-cash operating working capital:

Accounts receivable

341,182

Other receivables

(8,028)

Prepaid expenses

(142,196)

Accounts payable

53,887

Accrued liabilities

(152,919)

Deferred revenue

(175,901)

Cash used in continuing operations

(722,840)

Financing activities:

Issue of common shares, common share
purchase options and warrants for cash

(10,386)

Notes payable

(4,986)

Cash provided by financing activities

(15,372)

Investing activities:

Short-term investments

609,409

Additions to capital assets

(12,605)

Cash provided by (used in) investing activities

596,804

Increase (decrease) in cash and cash
equivalents

(141,408)

Cash and cash equivalents, beginning of period

863,977

Cash and cash equivalents, end of period

$

722,569

See accompanying notes to the unaudited consolidated financial statements.

DIVERSINET CORP.

Notes to Unaudited Consolidated Financial Statements

(In United States dollars)

Two month period ended December 31, 2003.

Diversinet Corp. (the "Company"), an Ontario corporation, develops and markets secured wireless and identity management solutions and professional services to the enterprise, financial services, government and gaming and wagering marketplaces.

1.

Future operations:

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation in the foreseeable future and be able to realize assets and satisfy liabilities in its normal course of business.  Certain conditions and events exist that cast substantial doubt on the Company's ability to continue as a going concern.

The Company has incurred significant losses and used significant amounts of cash in operating activities in recent years.

Continued operations depend upon the Company's ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities.  There can be no assurance that the Company will be successful in obtaining additional financing or generating positive cash flows from operations.

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

(a)

Fiscal Year:

In 2003, the Company changed its fiscal year end from October 31 to December 31.  As a result of the change in year end, the Company is providing unaudited financial statements for the two months ended December 31, 2003.

(b)

Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries.  The Company accounts for its interest in a joint venture by the proportionate consolidation method.  All significant intercompany transactions and balances have been eliminated.

(c)

Goodwill:

Handbook section 3062 “Goodwill and Other Intangible Assets”, requires that goodwill no longer be amortized but instead be tested for impairment at least annually by comparing the carrying value of a reporting unit with its fair value.  If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value.

During December 2003 the Company completed its goodwill impairment test and concluded that no write-down was required.

(d)

Revenue recognition:

Consulting revenues are recognized on a time and materials basis, or on a percentage of completion basis, depending on the contract, as employees and subcontractors provide services. Revenue from time and materials service contracts are recognized as the services are provided.  Revenue from fixed price long-term contracts is recognized over the contract term based on the percentage of services provided during the period compared to the total estimated services to be provided over the entire contract.  Losses on contracts are recognized during the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. Revenue recognized in excess of billings is recorded as unbilled services.  Billings in excess of revenue recognized are recorded as deferred revenue until the above revenue recognition criteria are met.  Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, are included in revenues.

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

The Company’s sales arrangements generally include standard payment terms ranging up to 90 days.  The Company provides a limited product warranty, the costs of which have historically been insignificant.

(e)

Cash and cash equivalents:

Cash and cash equivalents include cash on account and short-term investments in money market instruments with original maturities of 90 days or less when acquired.

(f)

Short-term investments:

Short-term investments consist of bonds having a term of 90 days when acquired which are recorded at cost plus accrued interest.

(g)

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

(h)

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

(i)

Purchased and acquired technology:

The Company capitalizes purchased technology and amortizes such costs over two years.  The carrying value is assessed on a periodic basis to determine if a write-down is required.

(j)

Customer assets:

Customer relationships are amortized over three years. Customer contracts are amortized as services are performed.  The carrying value is accessed on a periodic basis to determine if a write-down is required.

(k)

Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the exchange rates prevailing at the consolidated balance sheet dates.  Non-monetary assets and liabilities are translated at historical rates.  Transactions in foreign currencies are translated into United States dollars at the approximate rates prevailing at the dates of the transactions.  Foreign exchange gains and losses are included in loss for the period.

The Company has historically prepared its consolidated financial statements in Canadian dollars and used the Canadian dollar as its measurement currency.  As a result of a number of circumstances, including the current year financing activities, the acquisition of DSS Software Technologies and Caradas, Inc. and the U.S. dollar becoming the measurement currency in which most of the Company’s business is transacted, effective October 1, 2003, the Company adopted the U.S. dollar as its measurement and reporting currency for preparation of its consolidated financial statements.

Share capital has been translated at the exchange rate in effect at the time of the transaction.  Deficit has been translated at the approximate rates prevailing at the dates of the transactions and monetary assets and liabilities have been translated into United States dollars at the exchange rates prevailing at the consolidated balance sheet dates.  The resulting difference has been classified as a cumulative translation adjustment on the balance sheet.

(l)

Capital assets:

Capital assets are stated at cost less accumulated depreciation and amortization.  Depreciation and amortization is provided over the estimated useful lives of the assets at the following annual rates and bases:

Asset

Basis

Rate

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

(m)

Income taxes:

The Company accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recognized at the enacted or substantively enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carry forward items.  Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

(n)

Earnings per share:

Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year.  Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year.  Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and warrants and are calculated using the treasury stock method.

(o)

Stock-based compensation:

Effective November 1, 2002, the Company adopted the new CICA Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees.  However, the standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options and warrants to employees with the addition of pro-forma information as if the fair value method has been applied.

Had the company determined compensation expense based on the fair value of stock options granted subsequent to November 1, 2002, the Company’s loss and loss per share would have been reported as the pro-forma amounts indicated below:

Two months ended

December 31, 2003

Loss for the period as reported

$

(783,946)

Pro forma loss

(879,133)

Pro forma loss per common share:

Basic and diluted

$

(0.08)

Weighted average number of common shares

11,043,027

(p)

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

1.

Acquisitions:

a)

In January 2003, the Company acquired 100% of the outstanding shares of DSS Software Technologies, a consulting services provider.  The aggregate purchase price was $1,301,038 consisting of $300,000 in cash, $26,998 in the costs associated with the acquisition, $600,000 of promissory note payable in instalments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 and 120,000 share purchase warrants with a value of $374,040.  The share purchase warrants vest equally on January 2, 2003, 2004 and 2005 and are exercisable at $3.75 per share for five years.  Additional future cash consideration in the amount of $800,000 is payable based on the achievement of certain financial targets over the next two years and will be recorded with an increase to goodwill if and when the targets have been met.  The acquisition was accounted for using the purchase method and the purchase price was allocated as follows:

Fair value of net capital assets acquired	$ 93,374
Working capital	290,422
Goodwill	917,242
Purchase price	$ 1,301,038

b)

In September 2003, the Company acquired 100% of the outstanding shares of Caradas, Inc., a credential management provider.  The aggregate purchase price was $5,630,475 consisting of 1,417,500 common shares with a value of $4,895,310, $64,565 in the costs associated with the acquisition and 200,000 common share purchase warrants with a value of $670,600.  The share purchase warrants vest equally on a quarterly basis over three years and each is exercisable to purchase one common share at $2.45 per share for five years from the date of vesting.  The acquisition was accounted for using the purchase method and the purchase price was allocated as follows:

Fair value of net capital assets acquired	$ 186,853
Working capital	(320,372)
Purchased technology	377,000
Customer assets	992,304
Goodwill	4,394,690
Purchase price	$ 5,630,475

The customer assets of $992,304 are comprised of customer relationships and other customer contracts.  The customer relationships were assigned a useful life of three years, while the customer contracts will be amortized as services are performed.  The purchased technology of $377,000 has been assigned a useful life of two years.

1.

Capital assets:

Accumulated

Net

December 31, 2003

Cost

depreciation

book

and amortization

value

Computer hardware

$

1,342,228

$

817,852

$

524,376

Computer software

556,319

365,310

191,009

Furniture and fixtures

291,174

138,401

152,773

Leasehold improvements

234,865

116,707

118,158

$

2,424,586

$

1,438,270

$

986,316

In the two months ended December 31, 2003, depreciation expense and amortization amounted to $166,377.

2.

Accrued liabilities:

December 31, 2003

Remuneration

$

815,135

Professional fees

372,663

Miscellaneous

163,602

$

1,351,400

3.

Share capital, warrants and common share purchase options:

There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, compensation options and warrants:

	Compensation options and warrants		Common shares
	Number	Amount	Number	Amount
Balance, October 31, 2000 (b)	41,350	$ –	2,635,176	$ 37,500,677
Stock options exercised and shares issued (a)	–	–	6,312	68,651
Balance, October 31, 2001	41,350	–	2,641,488	37,569,328
Private placement (c)	471,554	–	580,820	3,108,217
Balance, October 31, 2002	512,904	–	3,222,308	40,677,545
Reverse stock split (d)	–	–	–	(5,246)
Private placement (e)	60,000	68,304	5,844,037	2,932,587
Stock options exercised and shares issued (a)	–	–	83	52
Acquisition of DSS (f)	120,000	374,040	–	–
Acquisition of Caradas (g)	200,000	670,600	1,417,500	4,895,310
Professional services (h)	127,500	218,708	559,099	701,620
Balance, October 31, 2003	1,020,404	1,331,652	11,043,027	49,201,868
Private placement (e)	–	–	–	(10,386)
Balance, December 31, 2003	1,020,404	$ 1,331,652	11,043,027	$ 49,191,482

(a)

During 2001, 2002 and 2003, the Company granted options to certain employees, officers and directors under a share option plan (note 12), enabling them to purchase common shares of the Company.

(b)

Warrants outstanding as of October 31, 2001 and 2000 consist of 15,000 warrants issued in October 1999 as an exercise price of $131.25 per share, expiring October 2004 and 26,350 warrants issued in May 2000 at an exercise price of $85.90 per share, expiring May 2005.

(c)

On April 4, 2002, the Company completed a private placement of 518,670 units at a price of $6.00 per unit for gross proceeds before expenses $3,112,022.  Each unit was comprised of one common share and three-quarters of one common share purchase warrant.  Each warrant entitles the holder thereof to acquire one common share at a price of $7.20 per common share for a period of up to three years from April 4, 2002.

The following consideration was issued to placement agents in connection with the private placement:  (i) cash consideration of $140,400 plus out-of-pocket expenses of approximately $7,500; (ii) compensation options to purchase up to 23,400 units on the same terms as described above; (iii) 50,000 common share purchase warrants to purchase common shares at prices of $6.00 and $7.20 and expiring on April 2 and 3, 2005; (iv) 18,750 common share purchase warrants to purchase common shares at a price of $0.10 per common share.

On April 8, 2002, the compensation options noted in (ii) above, were exercised and the Company issued 23,400 common shares and 17,550 common share purchase warrants to the placement agents.

On May 8, 2002, upon issuance of the common share purchase warrants noted in (iv) above, the warrants were immediately exercised and the Company issued 18,750 common shares.  The fair value of these warrants in the amount of $110,625 was recorded as share issue costs.

On May 8, 2002, the Company issued an additional 20,000 units at a price of $6.00 per unit for gross proceeds of $120,000.  Each unit was comprised of one common share and three quarters of one common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase one common share at a price of $7.20 for a period of three years from May 8, 2002.

(d)

On January 28, 2003 the Company completed a reverse stock split of its issued and outstanding common shares whereby every ten shares of common stock were exchanged for one share of common stock. All common share amounts in the financial statements have been restated to give effect to the stock split.

(e)

On June 23, 2003, the Company completed a private placement of 5,000,000 common shares at a price of $0.62 per common share for gross proceeds of $3,100,000.

The placement agent exercised its option to receive 500,000 common shares in lieu of its $310,000 fee from the Private Placement.  The placement agent also received 40,000 common shares in lieu of its $24,000 retainer fee to act as placement agent.  Further compensation was issued as a three-year broker cashless exercisable warrant terminating on June 20, 2006 to purchase up to 500,000 common shares of the Corporation at $0.62 per share.  The placement agent has exercised 440,000 in a cashless exercise to receive 304,037 common shares.

(f)

In January 2003, the Company acquired 100% of the outstanding shares of DSS Software Technologies. The purchase price included 120,000 share purchase warrants with a value of $374,040.  The share purchase warrants vest equally on January 2, 2003, 2004 and 2005 and are exercisable at $3.75 per share for five years.

(g)

On September 1, 2003, Diversinet Corp acquired 100% of the outstanding shares of Caradas, Inc. The aggregate consideration was 1,417,500 Diversinet common shares and 200,000 share purchase warrants.  The share purchase warrants are exercisable at $2.45 per share for five years.  The share purchase warrants will vest to the holder quarterly over three years.

(h)

Professional services:

The following chart summarizes the activity during the year ended December 31, 2003:

Compensation options and warrants			Common shares
	Number	Amount	Number	Amount
Consulting services (i)	20,000	$ 42,088	–	$ –
Consulting services (ii)	2,500	5,260	–	–
Business development services (iii)	–	–	250,000	300,000
Public relations services (iv)	100,000	57,620	200,000	240,000
Warrants exercised (iv)	(100,000)	(57,620)	69,099	57,620
Advisory board consulting services (v)	50,000	59,260	–	–
Advisory board consulting services (vi)	25,000	52,508	–	–
Consulting services (vii)	–	–	40,000	104,000
Consulting services (viii)	25,000	39,640	–	–
Consulting services (ix)	5,000	19,952	–	–
	127,500	$ 218,708	559,099	$ 701,620

(i)

On November 1, 2002 the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a three-year warrant terminating on October 23, 2005 to purchase up to 20,000 of our common shares at $2.60 per share in regards to the compensation payable by us for these services.

(ii)

On November 1, 2002 the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a three-year warrant terminating on October 23, 2005 to purchase up to 2,500 of our common shares at $2.60 per share in regards to the compensation payable by us for these services.

(iii)

On May 14, 2003, the Company entered into an agreement for business development services.  This agreement is subject to certain milestones that if not met may allow Diversinet to terminate the retainer portion of the agreement and /or the entire agreement.  In consideration for the services to be rendered Diversinet will pay a retainer equal to $25,000 per month, which at our discretion may be paid as follows: (i) $25,000 per month in cash, or (ii) $25,000 per month by the issuance of 41,667 common shares per month, or (iii) $20,000 per month in cash and issuance of 8,333 common shares per month.  The Company has elected to pay the first six months by way of 250,000 common shares.

(iv)

On May 14, 2003, the Company entered into an agreement for public relations services.  In consideration for the services to be rendered in accordance with the agreement, the Company issued a three-year cashless exercisable warrant terminating on May 12, 2006 to purchase up to 100,000 of our common shares at $0.60 per share and 200,000 common shares, being 16,667 common shares per month for 12 months in regards to the compensation payable by us for these services.  The consultant opted to have a cashless exercise and received 69,099 common shares.

(v)

On July 1, 2003, the Company entered into an agreement for advisory board consulting services.  In consideration for the services to be rendered in accordance with the agreement, we issued a three-year warrant terminating on June 30, 2006 to purchase up to 50,000 of our common shares at $0.62 per share in regards to the compensation payable by us for these services.

(vi)

On July 1, 2003, the Company entered into an agreement for advisory board consulting services.  In consideration for the services to be rendered in accordance with the agreement, we issued a five-year warrant terminating on August 1, 2008, vesting equally on a quarterly basis over three years, to purchase up to 25,000 of our common shares at $0.62 per share in regards to the compensation payable by us for these services.

(vii)

On July 17, 2003, the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, we issued 40,000 of our common shares in regards to the compensation payable by us for these services.

(viii)

On August 20, 2003 the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a one-year warrant terminating on August 20, 2004 to purchase up to 25,000 of our common shares at $3.40 per share in regards to the compensation payable by us for these services.

(ix)

On September 1, 2003 the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a two-year warrant terminating on September 30, 2005 to purchase up to 5,000 of our common shares at $2.50 per share in regards to the compensation payable by us for these services.

1.

Basic and diluted loss per share:

Common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for the two-months ended December 31, 2003.  Anti-dilutive options amounted to 783,946 at December 31, 2003.  Anti-dilutive warrants amounted to 905,404 at December 31, 2003.

2.

Interest in joint venture:

On June 4, 2001, the Company entered into an agreement with an Asian company to establish a joint venture to conduct certain of the Company's Asian activities.  Each party holds a 50% interest in the joint venture.  These financial statements reflect the Company's proportionate interest in the joint venture's assets, liabilities, revenue and expenses.

The following amounts included in the consolidated financial statements represent the Company's proportionate interest in the joint venture at December 31, 2003:

December 31, 2003

Cash

$

37

Accounts receivable

56

Prepaid expenses

445

Capital assets

172,495

Total assets

$

173,033

Accounts payable

$

80,950

Accrued liabilities

4,369

Total liabilities

$

85,319

Revenue

$

181

Expenses

170,944

Loss

$

(170,763)

During the two months ended December 31, 2003, the Company recognized revenue of $nil from sales to the joint venture.  As at December 31, 2003, the Company had contributed approximately $636,993 (2002 - $626,054) into the joint venture.  The Company has to date committed to contribute an additional $6,200 to the joint venture for the Company's proportionate share of the joint venture requirements.  This amount is expected to be contributed within the next six months.

3.

Income taxes:

The tax effects of significant temporary differences representing future tax assets is as follows:

December 31, 2003

Future tax assets:

Operating loss carryforwards

$

10,813,090

Capital loss carryforwards

567,607

Share issue costs

121,514

Research and development costs

2,736,323

Capital assets, accounting basis less than tax basis

5,706,491

19,945,025

Valuation allowance

(19,945,025)

Net future tax assets

$

–

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

At December 31, 2003, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $28,324,000.  These losses expire in the following fiscal years:

2004

$

2,854,000

2005

4,250,000

2006

4,142,000

2007

10,862,000

2008

3,254,000

2009

2,539,000

2010

423,000

$

28,324,000

The Company also has non-capital losses available for carryforward for United States income tax purposes amounting to $1,628,000, expiring between 2018 and 2023.

4.

Segmented information:

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at December 31, 2003, 60% of the capital assets were located in Canada, 22% were located in the United States and 18% in Hong Kong.

A summary of sales to major customers that exceeded 10% of total sales and the approximate amount due from these customers during each of the years in the three-year period ended October 31, 2003 and the fourteen month period ended December 31, 2003, are as follows:

Sales

Accounts Receivable

December 31, 2003

December 31, 2003

Customer 1

30%

$

203,752

Customer 2

20%

125,746

The Company does not consider itself to be economically dependent on any single customer or supplier.

Revenue for the two months ended December 31, 2003 is attributable to geographic location based on the location of the customer, as follows:

December 31, 2003

Sales:

United States

$

1,378,769

Canada

-

Other

70,000

Asia

5,904

$

1,454,673

5.

Commitments and contingencies:

(a)

Litigation:

Management is of the opinion that the claims listed below are without merit and will not materially impact the Company.  As a result, no provision for loss has been made in these consolidated financial statements.

(i)

The Company has been served with a statement of complaint, as a co-defendant, wherein the plaintiff is seeking rescission of an international offering private placement transaction it entered into with the Company in August 1995, in which the plaintiff purchased 212,500 common shares (850,000 common shares prior to a one-for-four reverse split) from the Company for $3,700,000.  The plaintiff is also seeking damages in the amount of $3,700,000 plus interest and costs.

(ii)

During fiscal 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged that the Company breached a dealer agreement entered into in 1995 by the Company's former printing business and is seeking damages of $1,533,950 and damages of $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs.

(iii)

One of the Company’s wholly owned subsidiaries is being sued in Bankruptcy Court by a company alleging the subsidiary received preferential payments.  The plaintiff is seeking to receive $200,000.

(iv)

In addition to the above, in the ordinary course of business, the Company and its subsidiaries have legal proceedings brought against them.

(b)

Lease commitments:

Total future minimum lease payments including operating costs are as follows:

2004

$

620,188

2005

458,585

2006

307,605

$

1,386,378

6.

Stock incentive plan:

The Company grants options to certain employees, officers, directors and consultants under a share option plan (the "Plan"), enabling them to purchase common shares of the Company.  The exercise price of an option under the Plan may not be less than the current market price of common shares on the day immediately proceeding the day the share option was granted.  The Plan provides that the number of common shares reserved for issuance under the Plan shall not exceed 2,022,291 common shares.  These options generally vest on a quarterly basis over three years and expire five years after the date of grant.  As at December 31, 2003, the number of common shares reserved for future issues of stock options amounts to 688,573.

The following table summarizes information about stock options outstanding at December 31, 2003:

Options outstanding				Options vested
Range of exercise price	Number outstanding	Weighted average remaining contractual life – years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.62 - $3.00	897,400	4.51	$ 1.91	104,850	$ 1.72
$3.70 - $6.10	109,726	3.62	5.02	43,511	5.08
$12.40 - $30.00	85,520	2.12	19.87	74,299	20.27
$45.60 – $48.80	4,750.045		46.95	4,750	46.95
$51.88 - $149.40	21,450	1.17	88.94	21,450	88.94
	1,118,846	3.55	$ 5.45	248,860	$ 16.23

Changes for the employee stock option plan during the two month period ended December 31, 2003 were as follows:

	Two months ended December 31, 2003
	Number of shares	Weighted average exercise price
Options outstanding, October 31, 2003	1,037,929	$ 5.71
Options granted	81,000	2.05
Options exercised	(83)	0.62
Options outstanding, December 31, 2003	1,118,846	$ 5.45
Options exercisable, December 31, 2003	248,860	$ 16.23
Weighted average fair value of options granted during the two month period		$ 2.05

7.

Financial instruments and risk management:

The Company is exposed to the following risks related to financial assets and liabilities:

(a)

Currency risk:

The Company is subject to currency risk through its activities in Canada, United Kingdom, Europe and Asia.  Unfavourable changes in the exchange rate may affect the operating results of the Company.

The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk.  However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into forward exchange contracts to mitigate the associated risks.

(b)

Fair values:

The fair values of the Company's financial instruments approximate their carrying amounts due to their short-term nature.

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

8.

Related party transactions:

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

As at December 31, 2003, the Company had a promissory note payable in the amount  $600,000 due to an officer of the Company.  This note is payable in instalments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 and bears no interest.

9.

Reconciliation of Canadian and United States generally accepted accounting principles ("GAAP"):

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  Material differences between Canadian and United States generally accepted accounting principles are described below.

December 31, 2003

Share capital:

Canadian GAAP

$

49,191,482

Elimination of reduction

 of share capital (a)

30,089,054

U.S. GAAP

$

79,280,536

Deficit and comprehensive loss:

Canadian GAAP

$

(41,481,762)

Elimination of reduction

 of share capital (a)

(30,089,054)

Compensation expense (b)

(991,696)

U.S. GAAP

$

(72,562,512)

Consolidated statements of loss:

Loss under Canadian GAAP

$

(783,376)

Compensation expense (b)

–

Loss under U.S. GAAP

$

(783,376)

Basic and diluted loss per share

under U.S. GAAP

$

(0.07)

Loss under U.S. GAAP

$

(783,376)

Other comprehensive loss

being cumulative

translation adjustment (c)

415,813

Compensation loss under U.S.

GAAP

$

(367,563)

(a)

Share capital and deficit:

On March 1, 1999, the shareholders approved a resolution to reduce the stated capital of the Company by $30,089,054 to eliminate the deficit as at October 31, 1999.  Under Canadian GAAP, a reduction of the share capital of outstanding common shares is allowed with a corresponding offset to deficit.  This reclassification, which the Company made in 2000 to eliminate the deficit that existed at October 31, 1999, did not meet the criteria specified by U.S. GAAP and results in an increase to share capital with a corresponding increase in deficit of $30,089,054.

(b)

Options to consultants:

Effective November 1, 2002, the Company adopted the new CICA Handbook section 3870, “Stock-Based compensation and Other Stock Based Payments”.  As a result, the Company has recognized compensation expense on options issued to consultants in the current period.  This resulted in no U.S. GAAP differences in the current period.  Prior to the adoption of 3870, the company did not recognize compensation expense when stock or stock options were issued to consultants.  Any consideration paid on exercise of stock options or purchase of stock was credit to share capital.

Under U.S. GAAP, the Company recorded compensation expense for stock or stock options granted in exchange for services from consultants.  During the year ended October 31, 2001, the Company issued 50,000 stock options to consultants.  The Company has recorded compensation expense of $36,673, of which $9,033 relates to the options issued in fiscal 2001 to consultants.

During the fiscal year 2002, the Company has recorded compensation expense of $35,052 relating to options granted to consultants.

(a)

Other comprehensive loss (income):

FASB Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (SFAS 130”) requires disclosure of comprehensive income, which includes reported net income as adjusted for other comprehensive income.  Other comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

(d)

Interest in joint venture:

Canadian GAAP requires the proportionate consolidation of interests in joint ventures.  Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for on the equity basis.  However, as allowed by the Securities and Exchange Commission ("SEC"), reclassification is not required in a SEC filing when specified criteria are met and information disclosed.  These criteria have been met and the information is disclosed in note 8.

Although the adoption of proportionate consolidation has no impact on net earnings or shareholders' equity, it does increase assets, liabilities, revenue, expenses and cash flows from operations from those amounts otherwise reported under U.S. GAAP.

(e)

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

(f)

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

December 31, 2003

Loss under U.S. GAAP

$

(783,946)

Compensation expense

(2,206)

Pro forma loss under

U.S. GAAP

(781,740)

Pro forma loss per common share:

Basic and diluted

$

(0.12)

Weighted average number of

common shares

6,478,296

(ii)

Recent accounting pronouncements:

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” which requires companies to recognized costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan.  SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.  The Company does not believe that adoption of SFAS No. 146 will have a material effect on its results of operations and financial position.

In December 2001, the Accounting Standards Board in Canada issued CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”.  This section establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees.  It applies to transactions in which shares of common stock, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments. The Company will adopt Section 3870 for its fiscal year beginning November 1, 2002.  The adoption of this standard will not have a material impact on the Company’s financial position or results of operations.

In January 2003, the FASB issued interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”).  Its consolidation provisions are applicable for all newly created entities created after January 31, 2003, and are applicable to existing variable interest entities as of the beginning of the Company’s fiscal year being January 1, 2004.  With respect to entities that do not quality to be assess for consolidation based on voting interests, FIN 46 generally requires a company that has variable interests that will absorb a majority of the variable interests expected losses if they occur, or both, to consolidate that variable interest entity.  For periods prior to FIN 46’s effective date, certain disclosures will be required if it is reasonably possible that the Company will have a significant variable interest in or be the primary beneficiary of a variable interest entity when FIN 46 guidance if effective.  The adoption of this standard will have no material impact on its financial results or operations or cash flows.

1.

Subsequent events:

(a)

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

(b)

In February 2004, the Company amended the DSS Software Technologies share purchase agreement.  The promissory note (see note 3) in the amount of $600,000 payable in instalments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 has been replaced by the issuance of 200,000 Diversinet common shares and cash payments of $50,000 in February 2004, $50,000 on April 2004 and $100,000 on January 2005.  The existing 120,000 warrants exercisable at $3.75 have been replaced by issuance of 120,000 warrants exercisable at $2.05, exercisable after January 1, 2005 expiring on December 31, 2006.  The common shares cannot be re-sold in the public markets until a registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission.