Form 20-F
period 2004-12-31
DIVERSINET CORP
filed 2005-03-31
CIK 918387

As filed with the Securities and Exchange Commission on March 31, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

or

[x]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

For the fiscal year ended December 31, 2004

or

[]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934, AS AMENDED

For the transition period from __________ to ___________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:     19,157,941 Common Shares as of December 31, 2004

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

5

ITEM 3. (D)

RISK FACTORS

5

ITEM 4.

INFORMATION ON DIVERSINET

11

ITEM 4. (A)

HISTORY AND DEVELOPMENT OF DIVERSINET

11

ITEM 4. (B)

BUSINESS OVERVIEW

11

ITEM 4. (C)

ORGANIZATIONAL STRUCTURE

19

ITEM 4. (D)

PROPERTY, PLANT AND EQUIPMENT

19

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

19

ITEM 5. (A)

OPERATING RESULTS

19

ITEM 5. (B)

LIQUIDITY AND CAPITAL RESOURCES

26

ITEM 5. (C)

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ET CETERA.

28

ITEM 5. (D)

TREND INFORMATION

28

ITEM 5. (E)

OFF-BALANCE SHEET ARRANGEMENTS

29

ITEM 5. (F)

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

29

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

29

ITEM 6. (A)

DIRECTORS AND SENIOR MANAGEMENT OF THE REGISTRANT

29

ITEM 6. (B)

COMPENSATION

30

ITEM 6. (C)

BOARD PRACTICES

32

ITEM 6. (D)

EMPLOYEES

34

ITEM 6. (E)

SHARE OWNERSHIP

34

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

34

ITEM 7. (A)

MAJOR SHAREHOLDERS

33

ITEM 7. (B)

RELATED PARTY TRANSACTIONS

37

ITEM 7. (C)

INTERESTS OF EXPERTS AND COUNSEL

37

ITEM 8.

FINANCIAL INFORMATION

37

ITEM 8. (A)

FINANCIAL INFORMATION

37

ITEM 8. (B)

SIGNIFICANT CHANGES

38

ITEM 9.

THE OFFER AND LISTING

38

ITEM 9. (A)

OFFER AND LISTING DETAILS

38

ITEM 9. (B)

PLAN OF DISTRIBUTION

39

ITEM 9. (C)

MARKETS

39

ITEM 9. (D)

SELLING SHAREHOLDERS

39

ITEM 9. (E)

DILUTION

39

ITEM 9. (F)

EXPENSES OF THE ISSUE

39

ITEM 10.

ADDITIONAL INFORMATION

39

ITEM 10. (A)

SHARE CAPITAL

39

ITEM 10. (B)

MEMORANDUM AND ARTICLES OF ASSOCIATION

39

ITEM 10. (C)

MATERIAL CONTRACTS

40

ITEM 10. (D)

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITYHOLDERS

40

ITEM 10. (E)

TAXATION

41

ITEM 10. (F)

DIVIDENDS AND PAYING AGENTS

45

ITEM 10. (G)

STATEMENT BY EXPERTS

45

ITEM 10. (H)

DOCUMENTS ON DISPLAY

45

ITEM 10. (I)

SUBSIDIARY INFORMATION

46

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

46

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

46

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

46

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

46

ITEM 15.

CONTROLS AND PROCEDURES

46

ITEM 16. (A)

AUDIT COMMITTEE FINANCIAL EXPERT

46

ITEM 16. (B)

CODE OF ETHICS

46

ITEM 16. (C)

PRINCIPAL ACCOUNTANT FEES AND SERVICES

47

ITEM 16. (D)

EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

47

ITEM 16. (E)

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

47

PART III

ITEM 17.

FINANCIAL STATEMENTS

47

ITEM 18.

FINANCIAL STATEMENTS

47

ITEM 19.

EXHIBITS

47

SIGNATURE PAGE

49

#

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

3-A.

Selected Financial Data

The selected financial data for fiscal years ended December 31, 2004, 2003 and October 31, 2002, 2001, and 2000, for the fourteen months ended December 31, 2003 are derived from our audited financial statements.  The selected financial data for the two months ended December 31, 2003 are derived from our unaudited financial statements.  During 2003 we changed our fiscal year from October 31st to December 31st.  The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto and “Operating Results” appearing in Item 5-A. of this annual report.  As a result of a number of circumstances, including the 2004 financing activities, the acquisition of DSS and Caradas and the U.S. dollar becoming the primary currency in which most of our business is transacted, effective October 1, 2003, we adopted the U.S. dollar as its measurement and reporting currency for preparation of its consolidated financial statements.  In addition, except where otherwise indicated, all financial information is presented in United States dollars.

Our financial statements have been prepared in accordance with Canadian GAAP.  These principles conform in all material respects with U.S. GAAP except as described in Note 15 to our 2004 consolidated financial statements.  Under U.S. GAAP share capital would be greater and deficit would be less by $30,089,000 for each of the years due to the elimination of reduction in stated capital offset against accumulated shareholders’ deficit in March of 1999 recorded under Canadian GAAP which would not have been recognized under US GAAP.

Selected Financial Data

(in 000’s, except per share data)

Fiscal Year ended December 31		Fiscal Year ended December 31	Fourteen Months Ended December 31	Two Months Ended December 31	Fiscal Year Ended October 31
	2004	2003	2003	2003	2003	2002	2001	2000
	(In accordance with Canadian GAAP)
Revenue	$7,045	$8,522	$8,563	$1,455	$7,108	$710	$793	$1,787
Loss from Continuing Operations	(7,517)	(4,959)	(5,618)	(784)	(4,834)	(4,065)	(12,272)	(10,019)
Net loss from Discontinued Operations	0	0	0	0	0	0	0	(170)
Net Loss	(7,517)	(4,959)	(5,618)	(784)	(4,834)	(4,065)	(12,272)	(10,189)
Weighted Average no. of shares (000’s)	12,145	7,022	6,478	11,043	5,715	2,972	2,638	2,353
Loss Per Share – Continuing Operations	(0.62)	(0.71)	(0.87)	(0.07)	(0.85)	(1.37)	(4.65)	(4.27)
Net Loss Per Share	(0.62)	(0.71)	(0.87)	(0.07)	(0.85)	(1.37)	(4.65)	(4.34)
Dividends Per Share	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Working Capital (Deficit)	2,279	452	452	452	1,114	1,752	2,253	14,135
Long-term Liabilities	0	300	300	300	300	0	0	0
Shareholders’ Equity	5,835	7,647	7,647	7,647	8,462	2,950	3,835	16,223
Total Assets	7,308	11,004	11,004	11,004	12,099	4,009	6,093	18,786
Share Capital	52,445	49,191	49,191	49,191	49,202	40,678	34,212	35,186
	(In accordance with U.S. GAAP)
Revenue	$7,045	$8,522	$8,563	$1,455	$7,108	$710	$793	$1,787
Loss from Continuing Operations	(6,939)	(4,959)	(5,618)	(784)	(4,834)	(4,100)	(12,309)	(11,002)
Net Loss from Discontinued Operations	0	0	0	0	0	0	0	(170)
Net Loss	(6,939)	(4,959)	(5,618)	(784)	(4,834)	(4,100)	(12,309)	(11,171)
Loss Per Share – Continuing Operations	(0.57)	(0.71)	(0.87)	(0.07)	(0.85)	(1.38)	(4.67)	(4.68)
Net Loss Per Share	(0.57)	(0.71)	(0.87)	(0.07)	(0.85)	(1.38)	(4.67)	(4.75)
Long-term Liabilities	0	300	300	300	300	0	0	0
Shareholders’ Equity	5,608	7,647	6,655	6,655	7,471	1,958	2,881	15,277
Total Assets	7,308	11,004	11,004	11,004	12,099	4,009	6,093	18,786
Share Capital	82,534	79,281	79,281	79,281	79,291	70,767	60,348	62,119

At our March 1999 Annual Meeting, our shareholders approved a resolution providing for the reduction of our stated capital by $30,089,000.  This resulted in a reduction in our accumulated shareholders’ deficit in the same amount.  At December 31, 2004, we had an accumulated deficit of $49,185,000.  If our shareholders had not approved the reduction in our stated capital, our accumulated deficit at December 31, 2004 would have been $79,275,000 and October 31, 2003 would have been $70,787,000.

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

We have limited financial resources, and if we fail to either raise capital when needed or generate revenues, we may need to cease operations.  Our ability to continue operations during the next fiscal year may be dependent on our ability to obtain additional financing.  Although we have made progress in developing our products and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and is unlikely to be sufficient within fiscal 2005.  We have obtained funding for operations from private equity placements in the past, but there is no assurance we will be able to do so again in the near future at commercially reasonable terms or at all despite the progress of the business.  In December 2004 we completed a private placement with the issuance of 6,625,000 common shares at a price of $0.40 per common share for gross proceeds of $2,650,000 to us.  In January 2004 we completed a private placement through the issuance of 1,000,000 common shares and 1,100,000 common share purchase warrants.  We received gross proceeds of $2,000,000 in the transaction.  The warrants were comprised of 500,000 warrants exercisable at $2.00 and 250,000 at $2.05 and 350,000 at $0.60.  Each warrant entitles the holder thereof to acquire one common share for a period of three years.  As well, the terms of new capital, if any, may materially dilute existing shareholders.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

We have lost money in the past, we have realized minimal revenues from continuing operations, we expect to continue to sustain losses in the future and may never achieve profitability.  We have generated minimal revenue to date from the sales of our solutions and licensing of our products.  For the year ended December 31, 2004, we posted a net loss of $7,517,000.  For the year ended December 31, 2003, we posted a net loss of $4,959,000.  For the fourteen months ended December 31, 2003, we posted a net loss of $5,618,000.  For the year ended October 31, 2003, we posted a net loss of $4,834,000, for October 31, 2002.  We generated revenue of $7,045,000 for the year ended December 31, 2004, $8,522,000 in the year ended December 31, 2003, $8,563,000 for the fourteen months ended December 31, 2003, $7,108,000 in the twelve months ended October 31, 2003, $710,000 in the year ended October 31, 2002, $793,000.  The auditors’ reports on our December 31, 2004 consolidated financial statements included additional comments for U.S. readers that state that conditions and events exist that cast substantial doubt on our ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.  We may never achieve profitability or maintain profitability, if achieved, on a consistent basis.

Our business plan is dependent upon customer adoption and commercial deployment of our products; if our business plan is not accepted, we may need to cease operations.  Our ability to continue operations is also dependent on the acceptance of our security solutions and the adoption of transaction-based applications using security and identity management over mobile data networks as an accepted method of data transmission in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The mobile data market is in a very early stage, and it may not develop to a sufficient level to support our business.

We market our solutions to large companies and mobile network operators.  The implementation of our solutions by these entities typically involves a lengthy education process and a significant technical evaluation and commitment of capital and other resources.  This process is also subject to the risk of delays associated with customers’ internal budgeting and other procedures for approving large capital expenditures, deploying new technologies within their networks and testing and accepting new technologies that affect key operations. As a result, the associated sales and implementation cycles can be lengthy.  Our quarterly and annual operating results could be materially harmed if orders forecasted for a specific customer for a particular quarter are not realized.

Many of our early licensing agreements permitted our customers to examine and test our products with no initial up-front payments to us.  These customers are not required to make payments to us until they begin to use our solutions for commercial purposes.  In certain cases, we also enter into evaluation agreements, whereby potential customers may examine our solutions for a specified period of time with no payment to us.  Our current licensing agreements typically require the customer to pay a license fee attributable to the software components and the solution and upon shipment of these items to the customer, although we have sometimes waived the up-front fee.

We have a limited number of customers.  The loss of, or a significant reduction in business from, any of these customers would materially harm our business and results of operations, and our future prospects depend substantially on expanding our customer base.  During fiscal 2001, 40% of our revenue was generated from one customer.  During fiscal 2002, 28% of revenue was generated from one customer although not the same customer as in fiscal 2001, and 65% of revenue was generated from three customers.  During fiscal 2003, 30% of revenue was generated from one customer although not the same customer as in fiscal 2002 and 2001, and 50% of revenue was generated from two customers.  During fiscal 2004, 34% of revenue was generated from two customers.   The loss of revenues from one or more significant customers, or the failure to collect receivables due from a major customer in a timely manner would have a material adverse effect on our results of operations.  If we are unable to expand our customer base, our results of operations will suffer.

Fluctuations in foreign exchange may adversely affect our business.  Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal 2003 and 2004, we have incurred a large portion of our expenses in U.S. dollars, but we also incurred a smaller portion of our expenses in other currencies including Canadian dollars, Pound Sterling and Hong Kong dollars.  Changes in the value of these currencies relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  With the completion of our financings in December 2004, we have a portion of our cash resources in U.S. dollar short-term investments and in Canadian dollars.  During fiscal 2003 and fiscal 2004, we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.

We may not be successful if we fail to attract and retain our key technical personnel.  During 2004, in order to reduce our largest single expenditure, salaries and benefits, we reduced our headcount of employees in the Diversinet, DSS and Caradas operations.  Workforce reductions may have a detrimental effect on the morale of remaining employees, impeding their performance levels.  In addition, our ability to attract potential new employees in the future may suffer if our reputation was hurt by this staff reduction.

We currently have three senior officers and 74 employees and contractors.  We may not be able to improve our solutions and products or create new products if we lose any of our key employees or contractors.  We do not maintain key person life insurance policies on any of our employees.  Skilled technical personnel can be difficult to attract depending on the strength of the economy and competitive opportunities.  We may not be able to retain our current employees if they receive better job offers from other employers.  Our weakened financial strength through 2002, 2003 and 2004 may not alleviate this risk in the future.

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

In October 2002, one of our wholly owned subsidiaries was being sued in Bankruptcy Court in California by a company alleging the subsidiary received preferential payments.  The plaintiff is seeking to receive $200,000.

We have limited experience in the mobile data security software and identity management solutions field, and we are therefore subject to risks inherent in establishing a new business.  We have been in the mobile data security software field since fiscal 1997 and the identity management solutions field since 2001, and we have only generated minimal revenues from this business.  We are not sufficiently established to fully evaluate or forecast our prospects, and we are subject to the risks inherent in establishing a new business enterprise.

Our ability to keep pace with the rapid technological changes and frequent new product introductions common in the information and communications technology industry will determine our ability to remain competitive and affect the viability of our products.  To succeed in the mobile data security and the identity management solutions business, we believe that we will have to continuously improve the performance, features and reliability of our products and be the first to the market with new products or enhancements to existing products.  We cannot provide assurance that we will be able to improve our products in a timely manner.  The emerging market for security solutions for mobile data security and the identity management is characterized by rapid technological developments, frequent new product introductions and evolving industry standards.  We anticipate this evolution will also occur in the mobile data security and the identity management solutions market in which we focus our technological developments.  The adoption of new standards, or the informal adoption of certain standards by a significant percentage of the computer security and related industries, could require us to reconfigure our products.  We may not be able to counter challenges to our current products or to introduce product offerings that keep pace with the technological changes introduced by competitors or persons seeking to breach information security.  We are not currently aware of any significant new technologies either under development or about to be introduced in the mobile data security or the identity management solutions security field.

Further, our products are based on public key infrastructure based security (also known as PKI based security) and identity management technology and depend in part on the application of certain mathematical principles forming the basis of the encryption technology that we license and embed in our products.  Any significant advance in techniques for decoding or cracking encrypted computer information could render our products obsolete or unmarketable.

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

The highly competitive nature of the information and communications technology fields could prevent us from achieving success.  Our solutions are targeted at the new and rapidly evolving market for authentication and authorization products for mobile data communications, commerce, telecommunications and identity management.  This market is not mature.  We anticipate that it will be intensely competitive, subject to rapid change and significantly affected by new solution, product and service introductions and other market activities of industry participants.  Many of our competitors and potential competitors have a longer operating history, greater name recognition, larger installed customer base and significantly greater financial, technical and marketing resources than we have.  As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, and they could therefore render our technologies and products obsolete.

Because of the broad potential application of our authentication and authorization software and identity management solutions, we compete with vendors offering a wide range of computer security products.  These competitors include Entrust Technologies, Certicom and RSA Security.  There also may be other potential entrants to the market of whom we are not yet aware.

Our licensing revenues are dependent on our customers’ acceptance and use of our software products, and we expect our sales cycle to be lengthy.  Many of our early licensing agreements permitted our customers to examine and test our products with no initial up-front payments to us.  These customers are not required to make payments to us until they begin to use our product for commercial purposes.  We also enter into evaluation agreements in certain cases, whereby potential customers may examine our solutions for a specified period of time with no payment to us.  Our current licensing agreements typically require the customer to pay a license fee attributable to the software components and the application solution and upon shipment of these items to the customer, although we have sometimes waived the up-front fee.

Customers cannot simply license our solutions and begin using them immediately in their businesses.  Making our solutions work with a particular customer’s application may be a complex, expensive and, in certain cases, an ultimately unsuccessful process.  This process may also require the customer to make significant commitments of time and money.  Based on discussions with our customers, we believe that a customer’s required cycle of testing, internal approval and network modifications can reasonably take between six and nine months or longer.  Therefore, we expect our sales cycle, or the time between entering into an agreement and when we begin to receive and recognize revenue, to be six to nine months or longer.  Also, the amount of revenue can be very limited until the customer’s product is made generally available and adopted.  Our sales are also subject to significant risks over which we have little or no control, including customers’ budgetary constraints and internal acceptance procedures regarding security-related matters.  To mitigate the risk of our current software licensing business model we are currently exploring the viability of a managed security service provider business model to supply our offerings through subscription-based licensing arrangements.

We lack experience in sales and marketing, and we depend on our relationships with more established corporations to assist in selling and marketing our products.  We have limited sales and marketing experience and limited money to fund marketing.  A significant part of our business strategy is to form strategic relationships with more established companies to expose our solutions to a larger customer base than we could reach through a direct sales and marketing force.  Our existing relationships have not resulted in any significant revenues to date and may not result in any revenues in the future.

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

We might not always be able to enforce our intellectual property rights.  Our success depends significantly upon our proprietary technology, and our means of protecting our proprietary and intellectual property rights may not be adequate.  We rely on a combination of patent and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect our proprietary rights.  We have two U.S. patents, which will be in effect until at least August 22, 2017, and three patents granted in Israel in effect until 2017 and 2021, as well as 14 applications pending in Israel, the United States and Canada.  We cannot provide assurance that any of our applications will be approved, that any new patents will be issued, that we will develop proprietary products or technologies that are subject to patent, that any issued patent will provide us with any competitive advantages or will not be challenged by third parties.  Furthermore, we cannot provide assurance that the patents of others will not have a material adverse effect on our business and operating results.  There is also a risk that our competitors will independently develop similar technology, duplicate our products or design around our patents or other intellectual property rights.

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

Our articles of incorporation authorize us to issue an unlimited number of common shares, which could result in dilution to our shareholders. Subject to regulatory and/or shareholder approval, shareholders may experience dilution or limitations in takeover attempts because our articles of incorporation allow us to issue an unlimited number of common shares.  Our shareholders have no right to purchase additional common shares when we issue new shares.  As of December 31, 2004, we had 19,157,941 common shares issued and outstanding.

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

It may be difficult for our shareholders to enforce civil liabilities under the U.S. federal securities laws because we are incorporated in Canada.  We are incorporated under Canadian law and the majority of our directors and executive officers are Canadian citizens or residents.  All, or a substantial portion, of these persons’ assets and substantially all of our assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon those persons or us or to enforce against them judgments of U.S. courts predicated upon civil liabilities under U.S. federal or state securities laws.  Also, there is uncertainty as to the enforceability in Canada, in original actions or in actions for enforcement of judgments of the U.S. courts, of civil liabilities predicated upon U.S. federal or state securities laws.

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

The following table provides the amount spent on capital expenditures for the year ended December 31, 2004, the fourteen-month period ended December 31, 2003 and the fiscal year ended October 31, 2002:

YEAR	AMOUNT
2004	$24,000
2003	$75,000
2002	$21,000

There have been no major capital divestitures during the fiscal year ended December 31, 2004, the 14 month period ended December 31, 2003 or the fiscal year period ended October 31, 2002.  A large portion of the capital expenditures have been computer hardware and software required for our continued growth.  Most of these expenditures have occurred at our head office.  With the exception of our recent asset purchase agreement to divest the net assets of DSS, as disclosed in note 16 of our 2004 financial statements, we currently have no significant capital expenditures or divestiture projects in process.  All capital expenditures have been financed through working capital.

4-B.

Business Overview

We are a mobile device security software product and service company that develops, markets and distributes mobile authentication solutions that provide for the secure transmission of data over mobile networks.  Our solution encompasses all aspects of communication and commercial transaction security requirements, covering the authentication and authorization of individuals involved, the integrity of the information being sent and the non-repudiation of the transaction.

We provide mobile device security products for the secure transmission of data over mobile networks and are striving to become the leading provider of mobile authentication services.  Our strategy to achieve this objective involves: targeting emerging mobile data and messaging markets, expanding strategic partnerships and sales channel relationships, maintaining a leadership position in terms of products and services, research and development, and building awareness of the Diversinet brand.

We develop, license, service and support the Diversinet MobileSecure suite of mobile authentication products, solutions and services.  Diversinet MobileSecure Client provides the ability to support multiple mobile authentication solutions and service applications across a wide range of mobile device platforms.  Based on our intellectual property, patents and Passport Trust Platform™ developed over the last seven years, we have consolidated our core technology capabilities to an application service provider business model and rebranded our offerings as the Diversinet MobileSecure suite of mobile authentication products, solutions and services.  As an application service provider, Diversinet products, solutions and services allow companies to deploy the robust mobile-optimized strong authentication infrastructure needed for trusted exchange of sensitive information over mobile data networks quickly and cost-effectively. This enables companies to reduce the time-to-market for delivery of new secure mobile data applications and business services.

The Diversinet MobileSecure product, solution and service suite is comprised of the following individual software products and service offerings:

•

Diversinet MobileSecure Client mobile-optimized strong authentication software that can be embedded on a variety of mobile devices and manages the trusted credentials used to authenticate the mobile user for secure personal communications and commercial transactions.

•

Diversinet MobileSecure Authentication Services is a service bureau which will provide Over-the-Air (OTA) Diversinet MobileSecure Client software, credential provisioning and registration lifecycle management for mobile device users.  Additionally, the service bureau will offer mobile-optimized validation services via Short Message Service (SMS)-based offerings to support ‘zero-client’ mobile devices for mass market mobile authentication services for users that do not carry mobile devices that can support our client software directly.

•

Diversinet MobileSecure SDK provides mobile application developers with a suite of security Application Program Interface (APIs) to integrate the Diversinet MobileSecure Client software and service bureau infrastructure across a range of mobile device platforms, Internet and mobile data networks for secure personal communication and commercial transactions.

About DSS Software Technologies

In January 2003, we acquired all of the capital stock of DSS Software Technologies (“DSS”), a systems integration provider headquartered in Fremont, California.  DSS provides technical consulting services to tier one customers including financial, enterprise and technology companies such as Cisco Systems, Lucent, Oracle, Sun Microsystems and Wells Fargo in the areas of systems integration, software development, and Enterprise Resource Planning “ERP” and Customer Relationship Management “CRM” implementation.  Consideration for the DSS acquisition was provided through a combination of cash payments and an earn-out provision, plus warrants, provided over a three-year term.  During 2004 we amended the purchase agreement to provide Diversinet common shares and cash in lieu of the remaining cash payments and the earn-out provision.

DSS’s operations have been integrated with ours as a wholly owned subsidiary.  The purchase of DSS was accounted for using the purchase method and DSS’s operations have been consolidated since the date of acquisition.

About Caradas, Inc.

In September 2003 we acquired all of the capital stock of Caradas, Inc. (“Caradas”), a systems integration provider headquartered in Braintree, Massachusetts.  Caradas focuses on smart card-based application security systems within the financial services industry, particularly as a vehicle for managing relationships between issuers and cardholders.  Caradas offers a suite of solutions and services to define and implement secure application infrastructures.

*

The Caradas Connexus™ Platform Caradas provides turnkey solutions for smart card-based application security systems using a suite of Caradas developed and third-party technology components.

*

Visa and MasterCard Issuer Solutions: Caradas adds value to Visa and MasterCard issuer projects by working closely on architecture and design, providing integration services, followed by test and operational transfer as the deployment occurs.  The smart Visa and MasterCard oneSmart Solutions are based upon established methodologies, third-party technologies and the Caradas Connexus™ Platform technology.

*

Caradas Services:  Caradas provides a set of professional integration services for the strategy and support behind the technology.  The Caradas team has developed a methodology for implementing application security systems.

*

Caradas Labs™: Caradas provides benchmarking and evaluation of core technologies through the testing center.

Caradas’ operations have been integrated with ours as a wholly owned subsidiary.  The purchase of Caradas was accounted for using the purchase method and Caradas’ operations have been consolidated since the date of acquisition.

Industry Background

In recent years, the mobile data industry has been growing on many fronts.  We believe the worldwide growth of the mobile data industry is being propelled by the explosive growth of the Internet and the consequent demand for mobile data access to the Internet, high penetration rates for users of mobile telephones, intense price competition among mobile network operators and the emergence of worldwide standards for mobile data communications.

Security has and will continue to be a major concern for the mobile data community.  The increasing number of consumers and businesses that expect the ability to securely access confidential information and conduct transactions wirelessly has created the interest and demand for mobile device security.

The mobile data market is not readily adaptable to its networks, applications and devices used within existing wired solutions.  Mobile data networks are fundamentally different from wired networks.  In wired networks, the Intel chip in a PC is the common device platform, Microsoft Windows is the dominant operating system and the browser is the common graphical user interface.  In wired networks, data and content reside largely in databases, and data is extracted by the user on a simplified query basis using search engines - the user must either find or know where to get the information for which he or she is looking.

Mobile data networks currently have no such standards for client platforms, operating systems or user interfaces.  The mobile device may be a PDA, a two-way pager, intelligent mobile device or a smart phone.  Multiple operating systems are being employed.

Mobile industry standards are emerging, and we are a member and contributor to many of the standard-setting bodies.  One of the main standards setting forums is the Open Mobile Alliance (formerly the WAP or Wireless Application Protocol Forum).  The objective of this association is to develop standards intended to bring highly-optimized Internet content to mobile devices by creating global mobile data protocol specifications and standards that work across all mobile network technologies. In addition to the Open Mobile Alliance, we are members of the initiative for Open AuTHentication (also known as OATH) an industry-wide collaboration to develop an open reference architecture by leveraging existing open standards for the universal adoption of strong authentication and Liberty Alliance Project an open body working to address the technical, business, and policy challenges surrounding identity and web services.

Need For Secure Transactions Supported By Strong Authentication

The openness and accessibility that have stimulated the adoption and growth of the Internet and mobile and wired public and private networks, also create threats to the authenticity, privacy and integrity of information that is transmitted across or stored on the networks.  Well-publicized Internet fraud experienced by on-line companies and attacks resulting in overloading of popular e-business web sites by hackers and ‘phishing’ experts have highlighted the need for improved user authentication. Identity theft is the fastest growing types of consumer fraud. The Federal Trade Commission in the United States has estimated during 2003, almost ten million Americans discovered they were victims of identity theft with a total cost to business and consumers approaching $50 billion.  Enhanced user authentication – commonly known as strong authentication – is the next wave of security enablers to curb the rise in identity theft. The security risks associated with personal communications and commercial transactions over the Internet, and over mobile and wired public and private networks, have accentuated the need for strong authentication solutions that protect user identity, data and devices.

In order to further define and deliver to the market needs for strong authentication solutions, the initiative for Open AuTHentication (OATH) was founded in February 2004 by Verisign including a host leading global information and communication technology industry companies as charter members: IBM, Gemplus, Entrust, Diversinet, VASCO, SafeNet and others.  According to OATH, strong authentication connotes a stringent level of security that combines a user ID with a software or hardware ‘token’ to form a unique device that validates a user’s identity when accessing a software application or network.   It represents a foundational element of trusted networks where multiple business partners can securely share confidential information. Online identities secured only by static passwords can be exploited, resulting in identity theft or compromised systems.  Existing two-factor authentication approaches, while more effective, are often expensive and complex, and their lack of interoperability poses significant barriers to adoption.  An industry-wide collaborative effort to promote Open Strong Authentication will remove these barriers and broaden enterprises’ use of the Internet to communicate, collaborate, and conduct commerce in new ways.

Market Acceptance of Strong Authentication

A wide range of products and services have been introduced to address strong authentication requirements for wired applications and services.  For example, products such as password tokens, smart cards and USB authenticators, which limit network access only to users having recognized addresses or entering recognized passwords, provide access control by providing One-Time-Passwords (OTPs).  These OTP products are generally limited in their flexibility, user convenience and are expensive to the general enterprise and consumer markets.   Globally, there are over 25 million authentication ‘tokens’ in the market, as stated by vendors RSA Security and VASCO, with the average end user cost per token of $40 per unit.  This cost does not include system and server fees associated with validating the identity of the user as well as backend integration to the application and/or service provider.

Business to Consumer (B2C) online sales in 2003 were $96 billion, but most of these sales were  authenticated by a simple password.  We believe that globally, the enterprise and consumer mass markets have not yet adopted strong authentication because of the associated high-costs for the ‘tokens’ and because of the inconvenience of carrying multiple authentication devices to remotely access Internet lifestyle communities such as banking, wagering, associations, corporate information and public sector services. For strong authentication to take hold for the mass market, each individual user would be required to carry, and pay for, one ‘token’ for each access point.  We believe a soft token capable of addressing multiple access points created within, or delivered to, a mobile device, will increase the acceptance for strong authentication.

Need for Mobile Authentication Services

We believe that as mobile devices proliferate in the marketplace and become both smarter and connected to the Internet the requirements to authenticate the device and the users become critical. The identity of the individual must be maintained and protected in order to facilitate transactions over the wireless network and the Internet. Whether an individual is downloading a ring-tone to their phone, requesting private health data from a hospital database or simply expecting their email to be secure, authentication services are essential in a mobile world.

The prevention of fraud, the ability to thwart phishing schemes, the need to protect identities and private information are all dependent upon authentication of individuals using mobile devices and their associated services.

Market Size

Mobile devices are becoming pervasive in many parts of the world. Today there are 1.5 billion wireless phones worldwide with predictions of subscribers reaching three billion by 2010, as networks grow and prices for handsets continue to drop according to Goldman Sachs Research. Over 700 mobile network operators worldwide contribute to subscriber growth and will be seeking to retain subscribers through the provision of innovative authentication services.

Our products and services target wireless subscribers worldwide by enhancing the mobile device function to provide both a trusted identity and the capability to generate and receive One-Time Passwords.

Financial Institutions worldwide are concerned with the weaknesses inherent in simple passwords as single factor authentication.  According to Soleil Equity Research, approximately 50,000 banks worldwide have recognized the need for strong authentication and have begun to offer limited wireless device One-Time Password delivery.

Demand Drivers

We believe that the four significant drivers of demand for mobile-optimized strong authentication products and services are as follows:

1.

Rise of phishing and identity theft over the Internet

Consumers are becoming less trustful of Internet online systems for banking and commerce as identity theft and phishing attacks (sending an e-mail to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.) on consumers increase. We believe consumers are looking for more secure means of identifying themselves to financial institutions, online commerce suppliers and online service providers. The acceptance of One-Time Password token generators will enter the consumer market as the banking industry and e-commerce providers seek solutions to protect their customer transactions.

2.

Rise of Federated Identity Networks

Federated identity networks are increasing to help businesses establish a virtual network, or “circle of trust,” through authentication (of an identity) and single sign-on across domains.  The vision is that users and their identities are grouped and trusted across many boundaries such as those with partners, customers and third-party contractors.

The Liberty Alliance, the leading identity network, is setting standards for the implementation of federated networks, and we believe the Liberty Alliance framework is emerging as a ‘de facto’ standard for mobile identity based data services. Within Liberty, member companies collectively represent close to 400 million mobile subscribers, more than half of the mobile devices in the market, some 80% of all Subscriber Identity Modules (SIM) and approximately 55% of the mobile network infrastructure providers.

Strong authentication is critical to the success of all federated networks however,  as mobile network operators become identity providers in federated networks, mobile optimized authentication must be integrated on the mobile device in order to prevent identity theft and fraud.

3.

Mandated Government Regulation

Enterprises are looking toward stronger authentication methods in order to track and control who has access to what information in order to comply with demanding regulations such as the Sarbanes-Oxley Act and the Health Insurance Portability and Accountability Act. Hackers cannot be tolerated when corporations are legally responsible to protect the privacy of the data under their control.

4.

Lack of security as an impediment to m-commerce and e-commerce growth

Security is often regarded as the primary impediment to the mainstream adoption of the Internet as a business tool.  Given the importance attached to the Internet and mobile networks and the related potential for cost reduction and revenue generation, the issue of security becomes one of fundamental need and importance.

Much publicized security incidents including misappropriation of personal data on smart phones, high profile identity theft, and the continued rise in phishing attacks have provided a growing perception among many consumers that there is a risk involved in transmitting information via mobile networks and the Internet. We believe electronic commerce, both Internet and mobile based will benefit from improved mobile authentication services that correctly identify users and reliably encrypt data over mobile networks.

Strategy

We strive to be a leader in providing mobile-optimized strong authentication products, solutions and services to protect mobile user identity, data and devices over mobile data networks and other networks, including corporate networks, telecommunications systems and the Internet.

The key elements of our strategy to achieve this objective include the following:

Target emerging strong authentication markets.  Our sales and marketing activities are primarily targeted at emerging Internet markets to protect consumer, enterprise, and commerce high-value applications with mobile assisted One-Time Password token solutions, in addition to more traditional forms of personal communications and commercial transactions over mobile data networks.  Within these markets, our customers and partners include device manufacturers, network infrastructure manufacturers, application developers, certificate authorities and mobile network operators.  Our business plan is dependent of the cooperation of numerous parties to a transaction.

Expand strategic relationships.  We have formed relationships in the areas of sales, marketing and technology with industry leaders, and expect to continue to form such relationships in the future, to encourage widespread acceptance of our mobile authentication products, solutions and services.  These include relationships with such companies as:

VeriSign

Microsoft

Hongkong Post

Research In Motion

Guangdong CA

Symbian

Rogers Wireless

PalmSource

Sunday

Maintain what we believe to be a leadership position in terms of research and development of technology.  In late 1996, we acquired technology that consists of concepts and methods that relate to automatic and safe public information communication systems and methods for secure distribution of information.  We have invested, and intend to continue to invest, significantly in the development of our technology.  We will base future development of our technology on mobile device security market requirements.  In January 1999, we were issued a patent for this technology by the U.S. Patent and Trademark Office that will be in effect until August 22, 2017.  In April 2001 we received an U.S. patent for our technology relating to the handling of permissions.  In June 2001 we received an Israeli patent that will be in effect until 2021 for our technology relating to safe communications handshake and data transfer.  In July 2003, we received a patent from the State of Israel Patent Office for our “System and Method for Reliable Key Transfer”.  This patent will be effective until 2021.  This system and method provides for an automated method to securely update root certificate authority (CA) keys and certificates (basis for root rollover) and combine domains. On August 5, 2003, we received a trademark from the U.S. Patent and Trademark Office for our Diversinet logo.  This trademark will be effective until 2013.  On November 2, 2003, we received a patent from the State of Israel Patent Office for our “System and Method for Handling Permits”.  This patent will be effective until 2017.  The patented technology provides for a unique permit separation model that enhances the security and privacy of wired and wireless e-commerce systems by improving the management of personal privileges in advanced PKI security environments.

Build awareness of the Diversinet brand.  One of our main goals is to establish our brand as a leader for mobile authentication products, solutions and services for all transactions over mobile data networks.  We plan to achieve this goal through a variety of programs that will generate brand awareness.  These include regular press and investor sessions, an ongoing pro-active speaking program by senior management and regular interaction with major market influencers.

Strengthening our Presence in the Canadian, US and Hong Kong Markets.  We believe the Canadian, U.S. and Hong Kong markets will be active and growing markets for our mobile authentication products, solutions and services.  To strengthen our position in these important markets we are focusing our sales and marketing efforts to align our resources with strategic partners in each territory to deliver to local market needs.

Products and Services

We believe our technology and approach to mobile authentication services have several distinct advantages over existing security methods.  Most notably, our solutions were developed specifically for the mobile environment.  Our mobile-optimized technology minimizes demands placed on scarce device resources such as processor and memory, and as a result assists in conserving battery life.  Our technology also minimizes the amount of data sent over the network and the number of steps required to achieve a secure connection, which optimizes consumer network resources

We develop, market and distribute a complimentary product and service suite: Diversinet MobileSecure Client and Diversinet MobileSecure Authentication Services together provide, what we believe to be, a comprehensive security solution with a focus on mobile applications residing on Palm, RIM, Symbian, Microsoft and Java-based operating systems; mobile browser-based devices; and GSM/SIM (Subscriber Identity Module) based devices.

Our products and services are designed to address the unique needs of mobile devices, networks and applications.  When integrated with specific applications, our products enable mobile users to effectively manage secure communications and transactions across mobile data networks.

Diversinet MobileSecure Client

The MobileSecure Client is a mobile device resident software tool designed to support applications running on the mobile device with an accessible security service package.  The primary product objective is to enhance mobile device resident applications to utilize a series of mobile security functions supporting Authentication, Privacy, Integrity and Non-repudiation.

The MobileSecure Client package contains several initial applications.  These include a user One-Time Password (OTP) application as well as appropriate One-Time Password browser plug-ins to allow One-Time Passwords to be generated automatically during browser sessions.

Diversinet MobileSecure SDK

The Diversinet MobileSecure SDK provides mobile application developers with a suite of security Application Program Interface  to integrate the Diversinet MobileSecure Client software and service bureau infrastructure across a range of mobile device platforms, Internet and mobile data networks for secure personal communication and commercial transactions

The Application Program Interfaces included with the SDK as designed to link server-side components with the client devices based upon a device class scheme, thereby simplifying the design work of application developers.

Diversinet MobileSecure Authentication Services

The Diversinet MobileSecure Authentication service will operate as a hosted application service bureau service bureau.

MobileSecure Authentication services will provide the basis for both supporting the provisioning of the Mobile Secure Client and the delivery of an SMS two-factor authentication service.

Service Applications

Our Diversinet MobileSecure Client and Authentication Services when launched will be primarily support a wide variety of emerging secure personal communications and commercial transaction applications in the financial, enterprise, consumer and gaming industries for both wired Internet and mobile Internet networks.

The generation of one-time passwords by the MobileSecure Client resident on smart phones or delivery of One-Time Passwords via the Diversinet MobileSecure Authentication Services will address the need for two-factor strong authentication.  This application eliminates the need for hardware tokens and addresses a need for multiple tokens delivered on the same device.

Product and Service Development

Our engineering group is focused on developing core technologies and enhancements to existing product lines to maintain and extend what we believe to be our technology and product leadership position.  More specifically, the group is currently focused on the development of additional features for Diversinet MobileSecure software and the Mobile Secure Authentication Services the features of which will be assessed in terms of market demand and competition.

The product will continue to develop with a focus on the unique characteristics of the mobile market and enhancements to Over-the-Air provisioning.  Our engineering group reviews relevant proposed industry standards or conventions as they are developed and seeks to make our products compatible with each of them.  We participate in industry standard bodies, such as the initiative for OATH, ensuring OATH compliance of our products. Through the Liberty Alliance Project we assist in the development of business guidelines for mobile deployments. Through our membership with the Open Mobile Alliance (OMA) we monitor the activities of others, such as the Internet Engineering Task Force (IETF) and the American National Standards Institute (ANSI).

Consulting Services and Support

We believe that a high level of service and support will be critical to our success and that a close and active customer relationship is important to facilitate rapid implementation of our solutions, assure customer satisfaction and provide us with important information regarding evolving customer requirements.  We are in the process of building a Diversinet MobileSecure services group that will provide product integration services, customized engineering support and training to our customers through our channel partners.

Research and Development

We expect that our future success will depend in large part on our ability to continue to maintain what we believe is a leadership position in terms of research and development of technology.  Our research and development efforts are focused on developing core technologies and enhancements to existing products and services in order to maintain and extend our technology and product leadership position.  We leverage open industry standards and open source initiatives to maintain our pulse on the mobile, security and IT industries.

As of December 31, 2004, our research and development staff consisted of thirteen employees (of which 8 hold advanced degrees in science or business).  Research and development expenditures were $1.2 million in the fiscal year ended December 31, 2004, $1.5 million in the 14 month period ended December 31, 2003, $1.2 million in the year ended October 31, 2003.  We expect to spend approximately $1.3 million in fiscal 2005.  We believe that timely development of new and enhanced security products is necessary to remain competitive in the marketplace.

Customers

To date, we have executed limited pre-commercial collaboration programs with a wide range of market development partners and customers for mobile authentication services.  In addition, we received service revenue for support and maintenance from a number of other service contracts for professional services and solutions under the Caradas and DSS operations.

Competition

Our mobile authentication technology is targeted at the new and rapidly evolving demand for mobile-optimized strong authentication solutions.  Although the competitive environment has yet to develop fully, we anticipate that it will be highly competitive, subject to rapid change and significantly affected by new product and service introductions and other market activities by industry participants.  We believe we are one of a few companies that currently have mobile authentication services based on the OATH reference architecture available in the mobile device security market that provides an end-to-end solution.  There are a number of successful security vendors who have announced their intention to compete in the mobile space.  These include RSA, SafeNet, and Entrust.  While these competitors have better name recognition in general, we are striving to become a leading brand in mobile authentication services today.  We also anticipate competition from a number of other larger and smaller companies that provide other security solutions.  Many of our competitors and potential competitors have significantly greater resources than we have.

The principal competitive factors affecting the market for mobile authentication services include technical features, ease of use, reliability, level of security, scalability, customer service and support and price.  There are also significant technical challenges that are unique to the mobile environment, including constraints in device processing and storage capabilities, and network throughput limitations.  We believe our products have been optimized for this unique and technically challenging environment.  Our future success will largely depend on our ability to make our products available to serve the rapidly growing mobile authentication services market, rather than taking market share away from competitors.

Regulatory Matters

Some of our products are subject to special export restrictions administered by the Canadian government and are also subject to import restrictions and/or use restrictions imposed by countries such as the United States, although pursuant to a recent international treaty, a number of countries have relaxed, or are in the process of relaxing, their export rules as applicable to products of the type licensed by us.  Consequently, our ability to export our products to destinations outside of Canada is subject to a variety of government approvals or licensing requirements.  These export controls may also restrict our ability to make some products available for sale via international computer networks such as the Internet.  Re-export of the products between countries other than the United States and Canada may be subject to the export control laws of those countries in addition to those provisions of Canadian export control laws that apply to re-exported goods.  In light of these restrictions, depending on the country of destination, industry sector and/or end-user, some of our products made available abroad may contain significantly weaker encryption capabilities than those available to customers in Canada, and there can be no assurance that we will continue to be able to export our products to any destinations outside of Canada.  Such restrictions could potentially have an adverse effect on our business, financial condition and results of operations.

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

On July 11, 2003, we received a patent from the State of Israel Patent Office for our “System and Method for Reliable Key Transfer”.  This patent will be effective until 2021.  This system and method provides for an automated method to securely update root certificate authority keys and certificates (basis for root rollover) and combine domains.

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

Marketing and Sales

Marketing

Our marketing efforts will support our two primary marketing objectives:

(i)

increasing awareness through building the Diversinet brand; and

(ii)

generating sales leads in our target markets.  Our efforts to increase awareness and build our brand will entail gaining positive coverage in targeted trade and business publications and establishing and developing relationships with analysts from market influencers, such as Ovum and Gartner.  We will pursue the generation of sales leads through the implementation of programs such as web marketing, direct mail, active participation in targeted events, and cooperative marketing activities in support of channel partners.

Sales

We offer our mobile authentication products, solutions and services globally to security providers, mobile network operators and application providers employing several sales models to target our intended markets.

We believe that our coverage of these markets by our sales team through our partners is necessary to pursue our targeted customer base, which is still in the early stage of high-value secure mobile application deployment and testing.  Our customer focus is in providing mobile authentication solutions to security providers, mobile network operators and application providers, both directly and through licensed distribution channels.  We are also exploring OEM relationships for the private branding of our products, solutions and services.

The current sales and implementation cycle for our mobile authentication products, solutions and services is approximately six months and consists of four phases:

•

Initial contact and customer education/qualification

•

Pilot proof of concept

•

Early deployment testing

•

Phased production rollout

Seasonality

Seasonality does not affect our main business; our business generally does not fluctuate based solely on the time of year

Raw Materials and Suppliers

We do not use a significant amount of raw materials in our business.  Substantially all of the raw materials that we use in our business are either freely available, such as office supplies, or are easily available to us at reasonable prices, such as computer hardware and software.

4-C.

Organization Structure

Diversinet Corp. has a representative office in Hong Kong, SAR.  In January 2003, we acquired 100% ownership of DSS, a professional services company, in Fremont California.  In September 2003, we acquired 100% ownership of Caradas, a smart card-based application security company headquartered just outside Boston, Massachusetts.

During 2001, we entered into an agreement with an Asian company to establish a joint venture to conduct certain of our Asian activities.  Each party holds a 50% interest in the joint venture, Atria Limited (formerly Diversinet Hong Kong Limited).  During the second quarter of 2004, we received notification from the other joint venture partner of their intent to terminate the joint venture agreement and wind up the joint venture.  During the fourth quarter of 2004 we increased our depreciation charge by $145,000 (and reducing our capital assets cost base by $330,000 and our accumulated depreciation and amortization for our capital assets by $185,000) for our joint venture assets in recognition that we are in the process of winding up the joint venture.  Once the wind up is complete, we will record an adjustment to the joint venture’s asset base.

We have four inactive wholly-owned subsidiaries, Diversinet Corporation of America, incorporated in Delaware, Diversinet Inc., an Ontario corporation which was formed on November 20, 1996; Instant Publisher Ltd., a Barbados corporation formed on December 2, 1993; and Diversinet (Israel) Ltd., an Israeli corporation.

4-D.

Property, Plant and Equipment

Our head office is located in leased premises of approximately 6,200 square feet at 2225 Sheppard Avenue East, Suite 1801, Toronto, Canada M2J 5C2.  During 2003 we sublet the 17th floor (13,497 sq. ft.) and moved to the smaller space on the 18th floor.  We also have leased premises in Hong Kong, SAR, California and Massachusetts.

The lease for our head office expires in June 2006.  The Hong Kong office lease has a term of less than one year.  The California lease expires in August of 2006.  The Burlington, Massachusetts lease for 2,601 square feet expired on September 30, 2004, and since then, we have been renewing the lease on three month intervals.  We currently expect to be able to extend the terms of expiring leases or to find replacement facilities on reasonable terms.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our financial statements have been prepared in accordance with Canadian GAAP.  These principles conform in all material respects with U.S. GAAP except as described in Note 15 to our 2004 consolidated financial statements.

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

We have incurred operating losses in each of the last five fiscal years due to losses from our continuing operations of developing security products and our discontinued operations of developing and marketing the IPS 950 instant color digital printing system.  We have sustained our business during this period through the sale of common shares in a series of private placements.  We cannot provide assurance that we will be able to raise sufficient funds in the future to sustain our operations.

5-A.

Operating Results

Overview

We are a mobile device security software product and service company that develops, markets and distributes mobile authentication solutions that provide for the secure transmission of data over mobile networks.  Our solution encompasses all aspects of communication and commercial transaction security requirements, covering the authentication and authorization of individuals involved, the integrity of the information being sent and the non-repudiation or legalization of the transaction.

We believe we are a pioneer in providing mobile device security products for the secure transmission of data over mobile networks and are striving to become the leading provider of mobile authentication services.  Our strategy to achieve this objective involves: targeting emerging mobile data and messaging markets, expanding strategic partnerships and sales channel relationships, maintaining a leadership position in terms of products and services, research and development, and building awareness of the Diversinet brand.

We develop, license, service and support the Diversinet MobileSecure suite of mobile authentication products, solutions and services.  Diversinet MobileSecure Client provides the ability to support multiple mobile authentication solutions and service applications across a wide range of mobile device platforms.  Based on our intellectual property, patents and Passport Trust Platform™ developed over the last seven years, we have consolidated its core technology capabilities to an application service provider business model and rebranded our offerings as the Diversinet MobileSecure suite of mobile authentication products, solutions and services.  As an application service provider, Diversinet products, solutions and services allow companies to deploy the robust mobile-optimized strong authentication infrastructure needed for trusted exchange of sensitive information over mobile data networks quickly and cost-effectively.  This enables companies to reduce the time-to-market for delivery of new secure mobile data applications and business services.

With the acquisitions of DSS and Caradas, we have additional resources in the U.S.  We also continued to maintain its Canadian operations.  During 2002, the average U.S. - Canadian dollar rate was 1.57.  During 2003, the average U.S. - Canadian dollar rate had dropped to 1.40, causing our Canadian dollar expenditures to increase relative to the U.S. dollar.  During 2004, the average US – Canadian dollar rate was 1.30, causing our Canadian dollar expenditures to again increase relative to the US dollar.  However with the inclusion of DSS and Caradas for the full year in 2004, leading to a higher percentage of US denominated expenditures, our overall Canadian dollar expenditures as a percentage of total expenditures dropped.  During 2002, we had Cdn$5,180,000 (based on the average rate of 1.57, U.S. $3,299,000) in Canadian dollar expenditures.  During 2003, we had Cdn$4,313,000 (based on the average rate of 1.40, U.S. $3,081,000) in Canadian dollar expenditures.  With the change in the average exchange rate between 2002 and 2003, the net effect of the changes in the foreign exchange rates was an increase in operating results of U.S. $334,000.

Operating Results

Unaudited quarter ended December 31, 2004 compared to the unaudited quarter ended December 31, 2003

Revenue

For the quarter ending December 31, 2004, we reported revenue of $1,380,000 compared to $2,332,000 for the quarter ended December 31, 2003.  During the fourth quarter of 2004, we have been focused on redefining our business plan and product offering, which culminated with the addition of new management team members during December 2004.  During the fourth quarter of 2003, Caradas revenues were $653,000 of which $243,000 was from deferred revenues delivered in the quarter.  During the similar period of 2004, Caradas’ revenues were $374,000.

Cost of sales

Cost of sales were $1,095,000 (or gross margin of 21%) for the quarter ended December 31, 2004 compared to $1,745,000 (or gross margin of 25%) for the same quarter in 2003.  During the fourth quarter of 2004, we had a larger amount of lower margin consulting services as a percentage of total revenues.

Expenses

Research and development expenses were $210,000 for the quarter ended December 31, 2004 compared to $447,000 for the similar period of 2003.  During the fourth quarter, we received a net amount of $141,000 relating to investment tax credits for R&D work done in 2003 and the two month stub period in 2002.

Sales and marketing expenses were $266,000 for the quarter ended December 31, 2004 compared to $1,214,000 for the similar period of 2003.  During 2004, we reduced our complement of people in sales and marketing, which is reflected in a lower 2004 quarterly number.  Included in the quarterly December 31, 2003 sales and marketing expenses is $300,000 relating to stock-based compensation expenses.

General and administrative expenses were $619,000 for the quarter ended December 31, 2003 compared to $883,000 for the similar period of 2003.  The 2004 quarter includes $256,000 in stock-based compensation expense, compared to $525,000 for the similar period in 2003.  The 2003 quarterly figures also include unrealized foreign exchange losses of $311,000.

Depreciation and amortization

Depreciation and amortization expense was $336,000 for the quarter ended December 31, 2004 compared to $259,000 for the similar period of 2003.  During the fourth quarter of 2004, we increased our depreciation charge by $145,000 (and reducing our capital assets cost base by $330,000 and our accumulated depreciation and amortization for our capital assets by $185,000) for our joint venture assets in recognition that we are in the process of winding up the joint venture.

As further discussed below in the year review, during the fourth quarter of 2004, we completed our goodwill impairment test, and determined that goodwill of $525,000 as at December 31, 2004 ($0 for 2003) relating to DSS and $2,500,000 ($0 for 2003) relating to Caradas was impaired under the fair value based methodology as prescribed under Canadian GAAP.

Net Loss

We reported a net loss of $4,166,000 for the quarter ended December 31, 2004 and $2,264,000 for the quarter ended December 31, 2003.  This net loss includes stock-based compensation expense relating to the issuance of options and warrants of $256,000 in the fourth quarter of 2004 and $825,000 in the fourth quarter of 2003 and a goodwill impairment charge of $3,025,000 in the fourth quarter of 2004 and $0 in the fourth quarter of 2003.  The loss per share was $(0.31) for the quarter ended December 31, 2004 compared to $(0.21) for the December quarter of 2003.

Year ended December 31, 2004 compared to year ended December 31, 2003

Revenue

For the year ending December 31, 2004, we reported revenue of $7,045,000 and for the year ended December 31, 2003 we reported income of $8,522,000.  We generated 96% (96% in 2003) of our revenues from the United States, 1% (3% in 2003) from the Asia Pacific region, 2% (0% in 2003) from Canada and 2% (1% in 2003) from other areas during the period ended December 31, 2004.  During this period, we generated 95% (97% in 2003) from consulting services and 5% (3% in 2003) from licensing.  While revenues increased from 2002 to 2003 as a result of the acquisition of DSS and Caradas during 2003, the lower revenue for 2004 was due to a reduction in the DSS revenues of approximately $2.7 million, offset by an increase in revenues of $1.2 million through the acquisition of Caradas in September 2003.  The overall decrease in revenues from 2003 is due to reduced services revenues caused in part to the DSS losing key management in the first quarter of 2004 and as a result DSS lost several customers over the course of the year.  We are operating in an evolving and unpredictable market and accordingly have and may continue to experience wide fluctuations in our revenues.

During 2004, 34% (50% in 2003) of our revenue came from two customers.  While we are endeavoring to increase our customer base, as the market that we operate in is still in an evolving stage and our revenue is still quite small, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

Cost of sales

Cost of sales were $5,239,000 (or gross margin of 26%) for the year ended December 31, 2004 compared to $6,622,000 (or gross margin of 22%) for 2003.  This represents the direct costs associated for completing the software solutions and consulting services revenue.  During the third quarter of 2004, we adjusted our cost of sales accrual downwards by $135,000 to more accurately estimate the direct delivery costs associated with completing the software solutions and consulting services revenue.  Licensing revenues (which have a higher gross margin than consulting services) as a percentage of total revenue increased from 2.8% in 2003 to 4.6% in 2004.

Research and development

Research and development expenses were $1,154,000 for the year ended December 31, 2004 compared to $1,276,000 for 2003.  The annualized decrease is due in part to further headcount cost reduction measures carried out in during 2004.  During the year, we received a net amount of $141,000 relating to investment tax credits for R&D work done in 2003 and the two month stub period in 2002.  During 2003 we received $289,000 for 2002 and 2001 and a rebate of retail sales taxes paid in excess in 2001.

Sales and marketing

Sales and marketing expenses were $1,730,000 for the year ended December 31, 2004 compared to $2,488,000 for 2003.  The decrease in sales and marketing is largely due to the headcount cost cutting measures that we undertook in the second quarter of 2004.  Included in the December 31, 2003 sales and marketing expenses is $300,000 relating to stock-based compensation expenses.  For 2004, all stock-based compensation has been included in general and administrative expenses.

General and administrative

General and administrative expenses and foreign exchange losses were $2,665,000 for the year ended December 31, 2004 compared to $2,418,000 for 2003.  The 2003 figures include unrealized foreign exchange losses of $477,000 (2004 - $0).  Until October 1, 2003, we had historically prepared our consolidated financial statements in Canadian dollars and used the Canadian dollar as our measurement currency.  Included in the December 31, 2004 general and administrative expenses is $761,000 ($525,000 for 2003) relating to stock-based compensation expenses.

Other expenses

During the third quarter of 2004, we settled a dispute with a former shareholder of DSS and received 50,000 Diversinet common shares (with a fair value of $21,000) and the elimination of the promissory note payable of $150,000, which was recorded as ‘other’ in the statement of operations.

Depreciation and amortization

Depreciation and amortization expense was $936,000 for the year ended December 31, 2004 compared to $682,000 for 2003.  During the fourth quarter of 2004, we increased our depreciation charge by $145,000 (and reduced our capital assets cost base by $330,000 and our accumulated depreciation and amortization for our capital assets by $185,000) for our joint venture assets in recognition that we are in the process of winding up the joint venture.  These figures also include amortization of purchased technology and customer assets acquired on September 1, 2003 in the amount of $189,000 ($63,000 for 2003) for purchased technology assets and $331,000 ($110,000 for 2003) for customer assets.

We earned interest and other income of $16,000 for 2004 compared to $5,000 for 2003 through investing our excess cash.  Interest expenses were $0 for the year ended December 31, 2004 compared to $0 for 2003.

During the fourth quarter of 2004, we completed our goodwill impairment test and determined that goodwill of $525,000 as at December 31, 2004 ($0 for 2003) relating to DSS and $2,500,000 ($0 for 2003) relating to Caradas was impaired under the fair value based methodology as prescribed under GAAP.  During fiscal 2004, Caradas was unable to attract significant new customers in order to generate the expected cash flows.  DSS lost key management in the first quarter of 2004 and as a result DSS lost several customers over the course of the year.  Furthermore, as part of the purchase price calculation, and ultimately affecting the goodwill, the original value attributed to common shares provided in the Caradas acquisition was $3.45 per common share.  As the result of the above the fair value of our goodwill exceeded its carrying value which results in an impairment charge in the current period.

Net Loss

We reported a net loss of $7,516,000 for the year ended December 31, 2004 and $4,959,000 for the year ended December 31, 2003.  This net loss for 2004 includes stock-based compensation expense relating to the issuance of options and warrants of $761,000 in 2004 and $825,000 in 2003 and a goodwill impairment charge of $3,025,000 in 2004 and $0 in 2003.  During the year, we started to report a fair value for stock-based compensation and is including this as an expense.  During 2004, we revalued our goodwill from the DSS and Caradas acquisitions, discussed in further detail below.

Fourteen month period ended December 31, 2003 compared to year ended October 31, 2002

During fiscal 2003, we purchased 100% of the common shares of two companies, DSS Software Technologies and Caradas, Inc.  The DSS acquisition occurred on January 2, 2003 resulting in the inclusion of twelve month’s activities in the consolidated financial results for December 31, 2003 and the Caradas acquisition occurred on September 1, 2003 resulting in the inclusion of four month’s activity in the consolidated financial results for December 31, 2003.  The common shares of DSS were purchased through the issuance of shares, common share purchase warrants, cash and a promissory note. The common shares of Caradas were purchased through the issuance of shares and common share purchase warrants.  As a result of a number of circumstances, including the current year financing activities, the acquisition of DSS and Caradas and the U.S. dollar becoming the measurement currency in which most of our business is transacted, effective October 1, 2003, we adopted the U.S. dollar as our measurement and reporting currency for preparation of its consolidated financial statements.

Revenue

For the 14 month period ending December 31, 2003, we reported revenue of $8,563,000 compared to revenue of $710,000 for the year ended October 31, 2002.  We generated 96% (2% in 2002) of our revenues from the United States, 3% (63% for 2002) from the Asia Pacific region, 0% (29% in 2002) from Canada and 1% (6% in 2002) from other areas during the 14 month period ended December 31, 2003.  The increase in revenue is the result of the acquisition of DSS and Caradas during the year, both companies are located in the United States, leading to the high percentage of U.S.-based revenue.  Furthermore, we changed our year end to December 31, leading to a 14 month reporting period.

During the 14 month period ending December 31, 2003, 50% (53% in 2002) of our revenue came from two customers.  These customers are not related to each other.

Cost of sales

Cost of sales were $6,622,000 (or gross margin of 23%) for the 14 month period ended December 31, 2003.  This represents the direct costs associated for completing the software solutions and consulting services revenue.  There were no cost of sales for fiscal 2002.

Research and development

Research and development expenses were $1,513,000 in the 14 month period ended December 31, 2003 compared to $1,479,000 in 2002.  The annualized decrease is due to further cost reduction measures carried out in the second quarter of 2003.  During 2003, we received a net amount of $289,000 relating to investment tax credits for R&D work done in 2002 and 2001 and a rebate of retail sales taxes paid in excess in 2001.

Sales and marketing

Sales and marketing expenses were $2,656,000 in the 14 month period ended December 31, 2003 compared to $1,104,000 in 2002.  The increase in sales and marketing is largely due to the two acquisitions that were done during the year and the increase is consistent with the increase in sales activity to generate the revenues during the period.  While the Asia Pacific market place continues to be a focal point for us, with the addition of DSS and Caradas, we have increased our U.S. presence and increased sales and marketing in the U.S. accordingly.  Included in the December 31, 2003 sales and marketing expenses is $300,000 relating to stock-based compensation expenses.

General and administrative

General and administrative expenses were $2,654,000 in the 14 month period ended December 31, 2003 compared to $1,899,000 in 2002.  These figures include foreign exchange losses of $309,000 for December 31, 2003 and a loss of $145,000 for 2002.  Until October 1, 2003, we had historically prepared our consolidated financial statements in Canadian dollars and used the Canadian dollar as its measurement currency.  Included in the December 31, 2003 general and administrative expenses is $525,000 relating to stock-based compensation expenses.

Depreciation and amortization

Depreciation and amortization expense was $740,000 in the 14 month period ended December 31, 2003.  These figures include amortization of purchased technology and customer assets acquired on September 1, 2003 in the amount of $63,000 and $110,000, respectively.  Depreciation and amortization expense in fiscal 2002 was $404,000.

We earned interest and other income of $26,000 during the 14 month period ended December 31, 2003 and $111,000 in fiscal 2002 through investing our excess cash.  Interest expenses were $21,000 during the 14 month period ended December 31, 2003 compared to $0 in 2002.  This interest relates to notes payable on capital assets acquired during the year.

Net Loss

We reported a net loss of $5,618,000 for the period ended December 31, 2003 compared to a net loss of $4,065,000 in fiscal 2002.  This net loss includes stock-based compensation expense relating to the issuance of options and warrants of $825,000 and $0 for 2002.  During the year we started to report a fair value for stock-based compensation and including this as an expense.

Critical Accounting Policies

The nature of our business is not highly complex, as we operate in one primary business.  We develop, market and distribute wireless security infrastructure solutions and identity management solutions and professional services to the enterprise, financial services, government and gaming and wagering marketplace. As part of providing these solutions we perform professional services to install, support and integrate our solutions with other applications.  We operate globally in a functional organization.  We do not have any off-balance sheet financing, other than operating leases entered into in the normal course of business and we do not actively engage in derivative or hedging transactions.  With the acquisitions of DSS and Caradas in 2003, the majority of our revenues and expenses are now in U.S. dollars.  Therefore during 2003 we switched our functional currency from Canadian to U.S. dollars.  A significant portion of our cash balance is denoted in U.S. dollars.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining the allowance for doubtful accounts, the useful lives of intangible assets, including customer assets and purchased technology, and goodwill impairment.  In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties; and, makes judgments, which in the opinion at that time, represent fair, balanced and appropriate conservative estimates and assumptions.

In 2004, our most complex accounting judgments were made in the areas of revenue recognition and goodwill impairment testing.  In 2003, our most complex accounting judgments were made in the areas of revenue recognition.  Revenue recognition is expected to continue to be an on-going element of our accounting processes and judgments.  Software revenue recognition is expected to continue to be an on-going element of our accounting processes and judgments.  Other important accounting policies are described in note 1 to our consolidated financial statements.

Revenue Recognition

We derive our revenue primarily from two sources: sales of products, including hardware and software licenses, and services and professional services.  Significant management judgments and estimates must be made and used in connection with the revenue recognized in any reporting period.  Material differences may affect the amount and timing of our revenue for any period if our management made different judgments.  We have relied upon Statement of Position 97-2, Software Revenue Recognition, EITF 00-21, Accounting of Revenue Arrangements with Multiple Deliverables in developing our revenue recognition policies, SOP 81-1 “Accounting for Performance Construction type and Certain Production Type Contracts” and CICA 3400 “Revenue”.

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

We consider delivery to occur when we ship the product, so long as title and risk of loss have passed to the customer, as the customer has the right to use the product from that date.

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

Capital Assets

We record our capital assets at their cost less accumulated depreciation.  On a periodic basis, management reviews the carrying values of these assets and compares it to their estimated net recoverable amount.  The determination of net recoverable amount necessitates various assumptions, many of which are forward looking and which are based on management’s best estimate of future revenues, expenses and cash flows.  To the extent that actual financial performance adversely differs from the results projected by these assumptions, an impairment charge in the value of these assets would be necessary.

Goodwill and Other Intangible Assets

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liabilities assumed, based on their fair values.  When we enter into a business combination, the purchase method of accounting is used.  Goodwill is assigned as of date of the business combination to reporting units that are expected to benefit from the business combination.  Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill is compared with its fair value.  When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary.  The second step is carried out when the carrying amount of reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compares with its carrying amount to measure the amount of the impairment loss, if any.

During the fourth quarter 2004, we completed its goodwill impairment test relating to goodwill, and determined that goodwill of $525,000 as at December 31, 2004 relating to DSS and $2,500,000 relating to Caradas was impaired.  These amounts have been recorded as a goodwill impairment charges in the current period.  During fiscal 2004 Caradas lost a significant customer and was unable to attract significant new customers in order to generate the expected cash flows.  DSS has also lost several customers and key management left DSS in the current period.  As the result of the above the fair value of the our goodwill exceeded its carrying value which resulted in an impairment charge in the current period.

Recent Accounting Developments

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” which requires companies to recognized costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan.  SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.  We do not believe that adoption of SFAS No. 146 will have a material effect on its results of operations and financial position.

In December 2001, the Accounting Standards Board in Canada issued CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”.  This section establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees.  It applies to transactions in which shares of common stock, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments. We will adopt Section 3870 for its fiscal year beginning November 1, 2002.  The adoption of this standard will not have a material impact on our financial position or results of operations.

In January 2003, the FASB issued interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”).  Its consolidation provisions are applicable for all newly created entities created after January 31, 2003, and are applicable to existing variable interest entities as of the beginning of our fiscal year being January 1, 2004.  With respect to entities that do not quality to be assess for consolidation based on voting interests, FIN 46 generally requires a company that has variable interests that will absorb a majority of the variable interests expected losses if they occur, or both, to consolidate that variable interest entity.  For periods prior to FIN 46’s effective date, certain disclosures will be required if it is reasonably possible that we will have a significant variable interest in or be the primary beneficiary of a variable interest entity when FIN 46 guidance if effective.  The adoption of this standard will have no material impact on our financial results or operations or cash flows.

5-B.

Liquidity and Capital Resources

Unaudited quarter ended December 31, 2004 compared to the unaudited quarter ended December 31, 2003

The net change in cash and cash equivalents and short term investments for the fourth quarter of 2004 was $1,762,000 compared to $(488,000) for the fourth quarter of 2003.  The increase is mainly due to the fourth quarter of 2004 operating activities which used cash in an amount of $861,000 which was offset by the financing completed during December 2004 year for gross proceeds of $2,650,000.

The fourth quarter 2003 net change in cash and cash equivalents and short term investments of $(488,000) was due to operating activities, which used cash in an amount of $757,000 offset by the increase in promissory notes and notes payable related to the acquisition of Caradas of $162,000 and the issuance of shares for services to investment bankers and warrant compensation expense for $161,000.

With the acquisition of Caradas in September 2003, we acquired an opening accounts receivable balance of $985,000.  This opening balances and collections thereafter, helped contribute to the $571,000 change in accounts receivable during the fourth quarter of 2003.

Year ended December 31, 2004 compared to year ended December 31, 2003

Cash and cash equivalents at December 31, 2004 were $734,000 compared with $723,000 at December 31, 2003. Short term investments, being marketable bonds with a term of less than 90 days that could be converted into cash, at December 31, 2004 were $2,000,000 compared to $1,244,000 at December 31, 2003.  The net change in cash and cash equivalents and short term investments for 2004 was $768,000 compared to $492,000 for 2003.  The fiscal 2004 increase is mainly due to operating activities which used cash in an amount of $3,700,000 (compared to 2003 when operating activities used cash in the amount of $815,000) which was offset by two financing completed during 2004, $2,000,000 gross proceeds in January 2004 and $2,650,000 gross proceeds in December 2004 (compared to $3,100,000 gross proceeds in June 2003).  Included in the 2004 operating activities was $225,000 paid to settle a legal fee dispute with Kaye Scholer, our former attorneys on the Silva Run Worldwide litigation.

The fiscal 2003 net change in cash and cash equivalents and short term investments of $492,000 was due to operating activities, which used cash in an amount of $815,000, the investment to acquire DSS and Caradas for net $541,000, the repayment of DSS’ bank indebtedness of $240,000 and the repayment of notes payable related to the acquisition of DSS of $873,000.  These cash usages were offset by financings of net $2,921,000 (being the June 2003 financing for gross proceeds of $3,100,000 net of fees).

With the acquisition of DSS in January 2003, we acquired an opening accounts receivable balance of $2,257,000 and with the acquisition of Caradas in September 2003, we acquired an opening accounts receivable balance of $985,000.  These opening balances and collections thereafter, helped contribute to the $2,421,000 change in accounts receivable during the 14 month period ended December 31, 2003.  The inclusion of these balance sheets have affected the calculation of non-cash operating working capital for fiscal 2003.

On January 20, 2004, we completed a private placement of 1,000,000 common shares and 1,100,000 common share purchase warrants for gross proceeds of $2,000,000.  All the warrants expire on January 15, 2007 with 500,000 vesting immediately and exercisable at $2.00 per share, 350,000 vesting on January 15, 2005 and exercisable at a price of $2.05 and the remaining 250,000 warrants vesting on July 15, 2004 and exercisable at a price of $2.05 per share.  The later two vestings will become immediate if any one of a number of significant changes occurs within us.  During December 2004, we repriced the 350,000 warrants vesting on January 15, 2005 to $0.60 as part of a revised agreement for 2005 services.

On December 20, 2004, we completed a private placement of 6,925,000 common shares and 300,000 common share purchase warrants for gross proceeds of $2,650,000.  Each warrant entitles the holder thereof to acquire one common share at a price of $0.40 per common share for a period of up to three years from December 20, 2004.

On June 23, 2003, we completed a private placement of 5,000,000 common shares at a price of $0.62 per common share for gross proceeds of $3,100,000.  The placement agent exercised its option to receive 500,000 common shares in lieu of its $310,000 fee from this private placement.  The placement agent also received 40,000 common shares in lieu of its $24,000 retainer fee to act as placement agent.  Further compensation was issued as a three-year broker cashless exercisable warrant terminating on June 20, 2006 to purchase up to 500,000 common shares at $0.62 per share.  The placement agent has exercised 440,000 in a cashless exercise to receive 304,037 common shares.

As of December 31, 2004, we had commitments under non-cancelable operating leases for our facilities and equipment through 2006 in amounts ranging from $528,000 in fiscal 2005 declining to $380,000 in fiscal 2006.

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

We believe that our cash and cash equivalents and short-term investments as at December 31, 2004 of $2,734,000 may be insufficient to meet our short-term working capital requirements for the next fiscal year.  We may need to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

The following table presents unaudited selected financial data for each of the last eight quarters ending December 31, 2004:

	Revenue for the period	Loss for the period	Basic and diluted loss per share
December 31, 2004	$ 1,380,000	$ 4,166,000	$ 0.31
September 30, 2004	1,730,000	660,000	0.05
June 30, 2004	1,748,000	1,347,000	0.11
March 31, 2004	2,187,000	1,343,000	0.11
December 31, 2003	2,332,000	2,264,000	0.21
September 30, 2003	2,606,000	701,00	0.07
June 30, 2003	1,778,000	1,042,000	0.28
March 31, 2003	1,806,000	952,000	0.30

The December 31, 2004 quarterly loss is higher than previous quarters largely due to the inclusion of a goodwill impairment charge of $3,025,000 and the $145,000 depreciation and amortization charge relating to the joint venture, as discussed above.  While fourth quarter 2004 revenues were less than fourth quarter 2003, the loss for the period, net of the goodwill impairment charge and joint venture charge of $996,000 is consistent with other recent quarterly losses.

Fourteen month period ended December 31, 2003 compared to year ended October 31, 2002

Cash and cash equivalents at December 31, 2003 were $723,000 compared with $609,000 at October 31, 2002.  Short term investments, being marketable bonds with a term of less than 90 days that could be converted into cash, at December 31, 2003 were $1,244,000 compared to $1,844,000 at October 31, 2002.  The net change in cash and cash equivalents and short term investments for the fourteen month period of 2004 was $(486,000) compared to $(1,444,000) for fiscal 2002.  The decrease for the fourteen month period is mainly due to operating activities, which used cash in an amount of $1,677,000, the repayment of DSS’ bank indebtedness of $240,000 and the repayment of notes payable related to the acquisition of DSS of $873,000.  These cash usages were offset by the June 2003 financing for gross proceeds of $3,100,000.  With the acquisition of DSS in January 2003, we acquired an opening accounts receivable balance of $2,257,000 and with the acquisition of Caradas in September 2003, we acquired an opening accounts receivable balance of $985,000.  These opening balances and collections thereafter, helped contribute to the $2,425,000 change in accounts receivable during the fourteen month period ended December 31, 2003.

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

With the addition of DSS in January 2003 and Caradas in September 2003, we incorporated the fair value of their balance sheets into ours on the acquisition dates.  The inclusion of these balance sheets have affected the calculation of non-cash operating working capital for the fourteen month period ended December 31, 2003.

The net change in cash and cash equivalents and short term investments for the twelve month period ending October 31, 2002 of $(1,444,000) is mainly due to operating activities which used cash in an amount of $4,532,000 which was offset by the April 2002 financing for gross proceeds of $3,100,000.  In April 2002, we completed a private placement for net proceeds of $3,108,000.  We completed the issue and sale of 518,671 units at $6.00 per unit for gross proceeds of $3,112,022.

As of December 31, 2003, we had commitments under non-cancelable operating leases for our facilities and equipment through 2006 in amounts ranging from $620,000 in fiscal 2004 declining to $308,000 in fiscal 2006.

5-C.

Research and Development, Patents and Licenses, et cetera

We plan to continue to invest in research and development for our mobile device security products based on the technology we purchased in 1996, and we anticipate spending approximately $1,280,000 in the year ending December 31, 2005 in connection with these efforts.  We expect to allocate funds almost entirely to salary payments to staff for the continued research and development of our security product suite.  We cannot reasonably estimate when the benefits, if any, of the continued development costs will be realized.  We also cannot reasonably estimate whether any of the continuing development costs will result in revenue for us, or whether additional sources of funding will be available if continued development of the technology is unsuccessful.

5-D.

Trend Information

At this time, we cannot identify any known trends that are reasonably likely to have a material effect on our business due to a number of factors.  We currently have several customers that are using our products for pilot projects.  The sales cycle can take a significant amount of time.  In addition to customer constraints, such as budgetary restrictions, the integration process required to make our products function properly within a customer’s specific application may be complex.  Mobile data commerce applications are also in their infancy, and the need for security applications is dependent on the adoption of these applications by consumers.

Our revenue model consists of (i) license fees from the licensing of our Passport Trust Platform product suite which are one-time fees typically recorded upon execution of the license agreement, (ii) consulting revenues, as employees and subcontractors provide services to our customers, which are recognized on a time and materials basis, or on a percentage of completion basis, depending on the contract, as employees and subcontractors provide services (iii) recurring royalties from the provision of certificates and permits, and (iv) annual support fees.  As our business evolves, we expect that most of our revenue will be generated through recurring royalties.  This revenue stream is dependent on the adoption of transaction-based applications over wireless networks and therefore cannot be accurately projected at this time.

We are not aware of any other trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources.

5-E.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5-F.

Tabular Disclosure of Contractual Obligations

We are committed under operating leases for a total amount of approximately $908,000. The minimum payments due in each of the following years are as follows:

Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	907,608	527,969	379,639	-	-
Total	$907,608	$527,969	$379,639	$-	$-

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6-A.

Directors and Senior Management

Set forth below is information concerning our executive officers and directors as of March 11, 2005:

#

Name	Position	Age
Nagy Moustafa	CEO and Director	41
Mark C. Steinman	Chairman	57
Stanley M. D. Beck	Director	70
Keith Powell	Director	59
Brian Barry	Director	47
James B. Wigdale, Jr.	Director	44
David Hackett	CFO and Secretary	40
Kashif Hassan	President	37

The following sets forth certain information about each of our directors and executive officers:

Brian Barry has served as a Director since March 2005.  Mr. Barry currently is an independent consultant and in January 2005 Mr. Barry participated in the sale of Cilys to Openwave.  From May 2002 to May 2004 Mr. Barry was Chief Executive Officer of Hyperchip and from January 1998 to March 2002 he was Chief Executive Officer of Ericsson Canada where he revitalized the Canadian operations, increasing revenues from $300 million to $700 million.

Stanley M. D. Beck, 70, has served as a Director since July 2002.  Mr. Beck was formerly Chairman of the Ontario Securities Commission and Dean of Osgoode Hall Law School.  Mr. Beck is currently Chairman of 407 International Inc. and President of Granville Arbitrations Limited, and holds seats on a number of boards.

David Hackett, 40, has served as Chief Financial Officer and Corporate Secretary since March 2002.  Previously, Mr. Hackett was CFO of a technology and service provider to electronic marketplaces, where he oversaw start-up operations, public financing and acquisitions.  Mr. Hackett has also held senior financial management positions at EveryWare Development, Alliance Atlantis Communications and Entertainment Information Services Ltd.

Nagy Moustafa, 41, has served as Diversinet’s Chief Executive Officer since November 1997 and President from November 1997 to December 2003.  Mr. Moustafa has more than 16 years of professional experience working in technology and engineering.

Keith Powell, 59, has served as a Director since July 2002. Mr. Powell is currently the principal of Keith Powell Consulting Inc., an information technology consulting firm and a Partner in XPV Capital Corp., a venture capital company investing in early stage communications companies. Mr. Powell also sits on several other boards. From 1980 to 2000, Mr. Powell held a number of positions with Nortel Networks, including Senior Vice-President, Information Services & Chief Information Officer from 1996 to 2000. In 1999 Mr. Powell was inducted into the Canadian Information Productivity Awards Hall of Fame.

Mark C. Steinman, 57, has served as a Director since June 1998 and Chairman since July 2002.  Mr. Steinman has 30 years of corporate finance experience, until December 2003 as Executive Vice President and Chief Financial Officer of Stelco Inc. and prior to 1999 as Chief Financial Officer of Spar Aerospace and Chief Financial Officer of Rogers Cablesystems.  Mr. Steinman is currently an independent consultant.

Kashif Hassan, 37, joined Diversinet as President effective January 3, 2005.  From June 2003 to August 2004, he was Chairman of Mobile Diagnostix, until the company was acquired in 2004.  Prior to that from 1999 to October 2003, Mr. Hassan was the President and CEO of Wysdom Inc., where he led the company in building and deploying a highly-packaged, open standards Service Delivery Platform that empowers mobile operators to offer high-value data services to their consumer and enterprise customers.  Prior to founding Wysdom, Mr. Hassan co-founded and served as President of Wyrex Communications Inc., a global mobile systems integration firm.

James (‘Jay’) B. Wigdale Jr., 44, has served as a Director since January 2005.  Mr. Wigdale founded Lakefront Partners, LLC, a money-management firm, in 1988 and is the firm’s Chief Investment Officer.  Prior to founding Lakefront, he was senior VP of Institutional Sales and Regional Manager for Robert W. Baird & Co.

6-B.

Compensation

The following table and notes show the executive compensation paid or accrued by us during the year ended December 31, 2004 to our officers earning in excess of $100,000 per year:

	Annual Compensation			Long Term Compensation
Name and Principal Position	Salary ($)	Bonus(5) ($)	Other Annual Compensation	Options/ SARs
Nagy Moustafa Chief Executive Officer	220,000(1)	63,667	6,000	271,000
David Hackett Chief Financial Officer	165,000(2)	27,750	4,800	-
Charles Walton EVP, Corporate Development	US$150,000(3)	US47,666	-	-
Hussam Mahgoub EVP, Products	132,000(4)	5,200	4,800	-

(1)

Mr. Moustafa is currently being compensated at the rate of Cdn $220,000 per annum.  See “Employment Agreements”.

(2)

Mr. Hackett is currently being compensated at the rate of Cdn $180,000 per annum.  See “Employment Agreements”.

(3)

Mr. Walton is currently being compensated at the rate of US $150,000 per annum.  See “Employment Agreements”.

(4)

Mr. Mahgoub is currently being compensated at the rate of Cdn $145,000 per annum.  See “Employment Agreements”.

(5)

Bonus allocations, if any, are determined annually at the discretion of the board of directors on the recommendation of the Compensation Committee, bonuses are paid and recorded as compensation in the fiscal year following the year in which they are earned as the determination is made by the Board in the following year.

There were no long-term incentive awards other than stock options made to the executive officers listed above during the fiscal year ended December 31, 2004.  There are no pension plan benefits in place for our executive officers and none of our senior officers or directors is indebted to us.

Employment Agreements

We entered into an employment agreement with Nagy Moustafa, effective September 15, 2004, replacing an employment contract effective September 29, 1997 as amended on October 1, 2002.  The contract provides an annual base salary of Cdn$220,000 and an annual performance bonus of up to Cdn$250,000.  The contract provides for payment of 24 months’ salary and bonus upon termination of employment, and payment of 36 months’ salary and bonus upon termination as a result of a change-in-control or a change in responsibilities following a change-in-control.  The agreement also contains certain non-competition and non-disclosure provisions.

We entered into an employment agreement with Kashif Hassan, effective January 3, 2005, which provides for an annual base salary of Cdn $200,000 and a performance bonus of Cdn $100,000, payable upon the achievement of corporate objectives.  The contract provides for payment of six months’ salary and bonus upon termination before June 30, 2005 and twelve months written notice after June 30, 2005.  The employment agreement also contains certain non-disclosure provisions and is renewable annually, subject to certain termination provisions.

We entered into an employment agreement and consulting agreement with David Hackett, effective January 1, 2005, replacing an employment agreement effective March 26, 2002, as amended, which provides for an annual base salary of Cdn $180,000 and a performance bonus of Cdn $100,000, payable upon the achievement of corporate objectives.  The contract provides for payment of six months’ salary and bonus upon termination of employment, and payment of 24 months’ salary and bonus upon termination as a result of a change-in-control or a change in responsibilities following a change-in-control.  The employment agreement also contains certain non-disclosure provisions and is renewable annually, subject to certain termination provisions.

We entered into an employment agreement with Charles Walton, effective January 1, 2005 replacing an employment agreement dated September 1, 2003, which provides for an annual compensation of $150,000 and a performance bonus of $100,000, payable upon the achievement of corporate and personal objectives, and for severance compensation upon the occurrence of certain events.  The contract provides for payment of three months salary and benefits upon termination of employment.  The employment agreement also contains certain non-disclosure provisions and is renewable annually, subject to certain termination provisions.

We entered into an employment agreement with Hussam Mahgoub, effective January 1, 2004 replacing an employment agreement dated April 1, 1999, as amended, which provides for an annual salary of Cdn $145,000 for and a Cdn$70,000 performance bonus, payable upon the achievement of corporate objectives, and for severance compensation upon the occurrence of certain events.  The contract provides for payment of six months salary and benefits upon termination of employment.  The employment agreement also contains certain non-disclosure provisions and is renewable annually, subject to certain termination provisions.

Compensation of Directors

Our directors received no compensation during fiscal 2004 for attending meetings of the board of directors or a committee of the board of directors.

It has been the Corporation’s practice to grant to a director 50,000 options to acquire common shares of the Corporation upon his or her election as a director.  In addition we may grant directors additional options from time to time.  During fiscal 2004 Messrs Beck, Powell, Steinman, and Shiu each received 30,000 options at $0.40.  During fiscal 2003 Stanley Beck received 15,000 options at Cdn $0.84 and 25,000 options at Cdn $3.38; Derek Buntain, who resigned in 2004, received 25,000 options at $0.62 and 25,000 options at $2.45; Keith Powell received 15,000 options at Cdn $0.84 and 25,000 options at Cdn $3.38; Charles Shiu received 15,000 options at $0.62 and 25,000 options at $2.45; and Mark Steinman received 15,000 options at Cdn$0.84 and 40,000 options at Cdn $3.38.  Such options are exercisable to acquire common shares at the market price on the day preceding the grant pursuant to the terms of our Amended and Restated Stock Option Plan.  During February 2005, our Compensation Committee proposed and the full Board of Directors approved a change to director compensation.  For 2005 onward, each non-management directors shall receive Cdn$10,000 (2,500 quarterly in arrears) and 30,000 options.

Option to Purchase Our Securities

Our Amended and Restated Stock Option Plan was established on October 15, 1993 and was amended on February 4, 1997, April 16, 1999, May 15, 2000, January 22, 2003, August 15, 2003 and February 22, 2005.  Under our share option plan, options for up to a specified maximum limit of 2,900,000 common shares may be granted from time to time by the board of directors to our directors, officers, employees and consultants of us and any of our subsidiaries.  Options granted under our share option plan have an exercise price equal to the closing price of the common shares on the day immediately proceeding the day of the grant and generally will be exercisable over a two-year period and will expire after five years.

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

(iii)

The maximum number of common shares that may be reserved for issuance to Diversinet insiders is limited to 10% of the common shares of the outstanding issue at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement; and

(iv)

The maximum number of common shares that may be issued to our insiders within a one-year period may not exceed 10% of the outstanding issue.

As at March 28, 2005, there were a total of 2,684,736 options to purchase common shares outstanding under our share option plan at exercise prices ranging from $0.37 to $96.56 with expiration dates ranging from April 17, 2005 to December 31, 2009.  The directors and officers as a group hold options to purchase 1,495,000 of our common shares.  The following table provides details on the share options granted to our directors, officers, employees and consultants under the terms of our share option plan as at March 28, 2005.

Share Options Outstanding
Optionee	Total number of common shares subject to option	Share exercise price	Expiration date
Directors and Officers	1,495,000	U.S.$0.37 to U.S.$15.30	23/07/2006 – 31/12/2009
Employees and Consultants	1,189,736	U.S.$0.40 to U.S.$96.56	04/16/2005 – 12/31/2009

6-C.

Board Practices

Our Board presently consists of six directors who are elected annually.  Each director elected will hold office until the close of business of our first annual meeting of shareholders following his election unless his office is earlier vacated in accordance with our by-laws.  During fiscal 2004 we had two director resignations, Derek Buntain and Albert Wahbe.  During the year to date in 2005 we had two director resignations, Charles Shiu and Charles Walton.  James B. Wigdale was appointed on January 3, 2005 to replace one of the directors.  Brian Barry was appointed on March 11, 2005 to replace one of the directors.  The Board has established three committees: the Audit Committee, the Compensation Committee and the Governance Committee.  Committee members are appointed annually following our annual meeting of shareholders.

Audit Committee

The Audit Committee is comprised of three non-management directors.  The Audit Committee has adopted a formal charter that details its mandate.

The Audit Committee has also established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of complaints or concerns regarding questionable accounting or auditing matters.  Any employee of ours or our affiliates may submit a good faith complaint regarding accounting or auditing matters to our management without fear of dismissal or retaliation of any kind.

The Audit Committee assists the Board in its oversight functions as they relate to the accounting, financial reporting, auditing, risk management and internal controls.  The Audit Committee has the following duties and responsibilities: (a) reviewing our audited financial statements and our unaudited interim financial statements and recommending whether such statements should be approved by the Board; (b) reviewing management’s discussion and analysis of financial condition and results of operations and related press releases and recommending whether such documents should be approved by the Board; (c) recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting and, where necessary, the removal of the independent auditors; (d) reviewing the scope and adequacy of audits to be conducted by the independent auditors; (e) adopting and annually reassessing formal terms of reference for the independent auditors; (f) monitoring and evaluating the independence and performance of the independent auditors; (g) pre-approving all non-audit services to be provided to us by our independent auditors prior to the commencement of such services; (h) reviewing all post-audit management letters containing the recommendations of the independent auditors and response or follow-up thereto from management; (i) reviewing and monitoring the integrity, adequacy and timeliness of the financial reporting and disclosure practices; (j) monitoring our compliance with legal and regulatory requirements related to financial reporting and disclosure; (k) monitoring and evaluating the adequacy of the internal accounting and audit procedures; (l) reviewing and ensuring the acceptability of our accounting principles; (m) identifying the principal financial risks; (n) overseeing reporting on internal controls of management and ensuring that management has designed and implemented an effective system of internal controls; (o) reviewing, and if deemed advisable, approving all related party transactions as defined in the governing legislation; (p) annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee; and (q) any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it.

It is the responsibility of the Audit Committee to maintain an open avenue of communication between itself, our independent outside auditor and our management.  In performing its role, the Audit Committee is empowered to investigate any matter brought to its intention, with full access to all our books, records, accounts, facilities and personnel.  The Audit Committee is also empowered to instruct and retain outside counsel or other experts as necessary.

The members of the Audit Committee are Mark Steinman (Chair), Keith Powell and James Wigdale, all of whom are non-management directors.  To carry out its responsibilities, the Audit Committee held four meetings during the year ended December 31, 2004 and held four meetings during the fourteen-month period of November 1, 2002 to December 31, 2003.

Compensation Committee

Overview and Philosophy

The Compensation Committee is comprised of two directors.  It is the responsibility of the Compensation Committee to determine the level of compensation and to develop recommendations for stock option grants for approval by the Board of Directors in respect of our senior executives with a view to providing such executives with a competitive compensation package having regard to performance.  Performance is defined to include achievement of our strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors.  The members of the Compensation Committee are Keith Powell (Chair) and Stanley Beck.

Published industry salary data is reviewed and relied upon in the Compensation Committee’s assessment of appropriate compensation levels, specifically the analysis of proxies of certain public software companies and appropriate and relevant compensation surveys.

The Compensation Committee recognizes that the industry sector in which we operate is both highly competitive and undergoing significant globalization with the result that there is substantial demand for qualified, experienced executive personnel.  The Compensation Committee considers it crucial that we are assured of retaining and rewarding its top caliber executives who are essential to the attainment of our ambitious long-term, strategic goals.

For these reasons, the Compensation Committee believes our executive compensation arrangements must remain competitive with those offered by other companies of similar size, scope, performance levels and complexity of operations, including some, but not all, of the companies comprising the Nasdaq Stock Market, the Over the Counter Bulletin Board and the Toronto Venture Exchange.

Annual Cash Compensation (Base Salary Plus Performance Incentives)

The Compensation Committee believes that annual cash compensation should be paid commensurate with attained performance.  The executive cash compensation consists of base compensation and performance incentives.  Base salaries for executive officers are established by considering a number of factors, including our operating results; the executive’s individual performance and measurable contribution to our success; and pay levels of similar positions with comparable companies in the industry.  The Compensation Committee believes that our executive compensation must remain competitive for us to retain talented executives.  Base salaries are typically reviewed annually.

The purpose of annual performance incentive compensation is to provide cash compensation that is at-risk on an annual basis and is contingent on the achievement of annual business and operating objectives.  Annual incentives measure business performance and individual performance, and are designed to provide a pay-out scale with high upside opportunity for high performance and zero pay out for low performance. The Compensation Committee sets targets for executive bonuses each year and the pay out of those bonuses, if any, is determined based on our operating results, the executive’s measurable contribution to our success, and bonus levels of similar positions with comparable companies in the industry.

For the year ending December 31, 2004, the Compensation Committee recommended and approved a total of $36,000 for the executive team out of a potential total bonus pool of $506,000 or 7% of the potential total bonus pool.  The low percentage pay out of executive bonuses reflects the view of both management and the Compensation Committee that executive bonuses should be based on the factors described above.  There are currently no guaranteed executive bonuses for 2005 or beyond.

Stock Options

The Committee recommends executive stock options under the Diversinet Corp. Amended and Restated Stock Option Plan to foster executive officer ownership of our common stock, to stimulate a long-term orientation in decisions and to provide direct linkage with stockholder interests.  The Compensation Committee considers the total compensation package, industry practices and trends, the executive’s accountability level, and assumed potential stock value in the future when granting stock options.  The Compensation Committee recommends option amounts to provide retention considering projected earnings to be derived from option gains based upon relatively conservative assumptions relating to planned growth and earnings.  Therefore, the stock option program is intended to serve as an effective and competitive long-term incentive and retention tool for our executives, as well as other key employees.  The exercise prices of stock options granted to executive officers are equal to the fair market value of our common stock on the date of grant.  Therefore, stock options provide an incentive to maximize our profitable growth that ordinarily, over time, should be reflected in the price of our common stock.

For example, during the year ending December 31, 2004, at the recommendation of the Compensation Committee, the Compensation Committee awarded options to purchase 271,000 shares of our common stock to one of our key employees.  The exercise prices of these stock options are equal to the fair market value of our common stock on the date of grant.

Benefits

We provide benefits to the named executive officers that are generally available to all our employees.

Chief Executive Officer Compensation

The Chief Executive Officer’s compensation is paid in accordance with the terms of his employment contract which provides for payment of an annual base salary of Cdn$220,000 and an annual performance bonus of up to Cdn$250,000.  In addition, Mr. Moustafa participates in the Amended and Restated Stock Option Plan.

The Compensation Committee did not directly base Mr. Moustafa’s bonus and option grants on rates for comparable employers, although the Compensation Committee did consider the compensation of CEOs of other issuers in the same industry in determining Mr. Moustafa’s overall compensation.  In addition, Mr. Moustafa is entitled to participate in our bonus plan and stock option awards as part of his compensation.  In the financial year ended December 31, 2004, Mr. Moustafa was granted fully vested options to purchase a total of 271,000 Common Shares at an exercise price of $0.37.  The stock option awards to Mr. Moustafa are consistent with our compensation philosophy, which is to tie a portion of the Chief Executive Officer’s compensation to corporate performance and the achievement of growth in shareholder value.

Governance Committee

The Governance Committee is comprised of one non-management director.  The Governance Committee assists the Board of Directors in fulfilling its oversight responsibilities related to seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement.  The member of the Governance Committee is Stanley Beck (Chair).

6-D.

Employees

As of the March 11, 2005, we have three senior officers, 43 employees and 31 contractors.  All of our senior officers are located in Toronto.  Of our 43 employees, 13 are in research and development (of which eight hold advanced degrees in science or business), 23 are in sales and marketing and seven are in finance and administration.

We currently have 21 employees in the United States, 21 in Canada and one in Hong Kong.  Our employees are not unionized.  We believe that our relations with our employees are good.  We enter into employment contracts with most of our officers, managers and employees, which contain a non-compete clause both for the period of their employment with us and for one year thereafter.

6-E.

Share Ownership

Information as to the share ownership of our directors and executive officers is found under Item 6 - “Directors, Senior Management and Employees” under “Compensation” - “Diversinet Corp. Amended and Restated Stock Option Plan” and under Item 7 - “Major Shareholders”.

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7-A.

Major Shareholders

Diversinet is a publicly owned Canadian corporation.  Another corporation or any government does not control us directly or indirectly.

As of March 28, 2005, we had 19,182,941 common shares outstanding.

The following table shows the ownership of our common shares as of March 28, 2005 of:

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

Name	Number of Shares Owned	Number of Options or Warrants Owned	Options Represent	Percentage of Outstanding Shares
Nagy Moustafa	440,300	379,333 options 7,875 warrants	The vested and immediately exercisable portion of options to purchase 471,000 common shares at purchase prices ranging from US$0.37 to Cdn $3.38 per share. The balance of these options vest at the rate of 8.3% per quarter, beginning June 5, 2003 as to 41,667 options, beginning August 15, 2003 as to 50,000 options.	3.8%
David Hackett	35,591	171,250

The vested and immediately exercisable portion of options to purchase an aggregate of 275,000 common shares at purchase prices ranging between US$0.40 and Cdn $5.50 per share.  The balance of these options vest at the rate of 8.3% per quarter beginning February 28, 2003 as to 1,667 options, beginning June 5, 2003 as to 2,083 options and beginning August 15, 2003 as to the remaining 12,500 options, and at the rate of 12.5%, beginning January 3, 2005 as to 87,500 options.

				*
Kashif Hassan	150,000	75,000 options 100,000 warrants	The vested and immediately exercisable portion of options to purchase an aggregate of 250,000 common shares at a purchase price of $0.40 per share. The balance of these options vest at the rate of 12.5% per quarter beginning January 3, 2005 as to 200,000 options. The vested and immediately exercisable portion of warrants to purchase an aggregate of 100,000 common shares at a purchase price of $0.50.	1.6%
Brian Barry	-0-	3,750

The vested and immediately exercisable portion of options to purchase an aggregate of 30,000 common shares at a purchase price of US$0.79 per share.  The balance of these options vest at the rate of 12.5% per quarter beginning March 11, 2005 as to 30,000 options.

				*
Stanley Beck	-0-	35,417

The vested and immediately exercisable portion of options to purchase 110,000 common shares at purchase prices ranging from $0.40 to Cdn$3.38 per share.  The remaining options vest at the rate of 8.3% per quarter beginning July 8, 2002 as to 833, beginning June 5, 2003 as to 6,250 options, beginning August 15, 2003 as to  12,500 options, beginning November 18, 2004  as to 27,500 and beginning January 31, 2005 as to the remaining 27,500 options.

				*
Mark Steinman	125,000	49,833

The vested and immediately exercisable portion of an option to purchase 134,000 common shares at a purchase prices ranging between of $0.40 and $15.30 per share. The balance of these options vest at the rate of 8.3% per quarter, beginning  July 8, 2002 as to 833 options, beginning June 5, 2003 as to 8,334 options, beginning August 15, 2003 as to 20,000 options, beginning November 18, 2004 as to the 27,500 options and the beginning of January 31, 2005 as to the remaining 27,500 options.

				*
Keith Powell	103,455	40,417

The vested and immediately exercisable portion of an option to purchase 115,000 common shares at a purchase prices ranging between of $0.40 and $13.10 per share. The balance of these options vest at the rate of 8.3% per quarter, beginning July 8, 2002 as to the remaining 833 options, beginning June 5, 2003 as to 6,250 options and beginning August 15, 2003 as to 12,500 options, beginning November 18, 2004 as to 27,500 options and the beginning of January 31, 2005 the remaining of 27,500 options.

				*
Lakefront Partners, LLC and James B. Wigdale, Jr. (1)	2,817,795	2,500 options 1,418,750 warrants	The vested ad immediately exercisable portion of an option to purchase 30,000 common shares at a purchase price of $0.63. The balance of these options vest at the rate of 8.3% per quarter beginning January 31, 2005 as of 27,500 options. The vested and immediately exercisable portion of warrants to purchase an aggregate of 750,000 common shares at a purchase price ranging between $2.00 and $2.05; 350,000 at $0.60 and 18,750 at $7.20.	19.6%
All Officers and Directors as a group (8 persons)	3,672,141	2,284,125		27.7%
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

(2)

Mr. Hassan has voting or investment control over Mobyle Inc., a company that owns 150,000 shares.  Mr. Hassan has voting or investment control over 1529531 Ontario Inc., a company that owns 100,000 share purchase warrants.

7-B.

Related Party Transactions

A member of our advisory board, and subsequent to year end, a member of our Board of Directors, received consideration relating to services performed during the year of 1,100,000 share purchase warrants (750,000 exercisable at $2.05 and 350,000 exercisable at $0.60 per common share) valued at $1,593,710 as well as 300,000 common shares and 300,000 share purchase warrants (exercisable at $0.40 per common share) valued at $97,140 relating to private placements.

As at December 31, 2004, December 31, 2003 and October 31, 2003, we had a promissory note payable in the amount $0, $600,000 and $600,000, respectively, due to an officer of the company.  This note was payable in installments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 and bears no interest.

In February 2004, we amended the DSS Software Technologies share purchase agreement.  The promissory note in the amount of $600,000 payable in installments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 has been replaced by the issuance of 200,000 Diversinet common shares and cash payments of $50,000 in February 2004, $50,000 on April 2004 and $100,000 on January 2005.  The existing 120,000 warrants exercisable at $3.75 have been replaced by issuance of 120,000 warrants exercisable at $2.05, exercisable after January 1, 2005 expiring on December 31, 2006.  During August 2004, we settled a dispute with a former shareholder of DSS and received 50,000 Diversinet common shares (with a fair value of $21,000) and the elimination of the promissory note payable of $150,000 ($50,000 on April 2004 and $100,000 on January 2005) which was recorded as ‘other’ in the statement of operations.  Additional future cash considerations of $800,000 based on achievement of certain financial targets were also eliminated.

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

(a)

Instant Publisher (Israel) Litigation Matter

In May 2000, we were sued in the Ontario Superior Court of Justice, along with our wholly-owned Barbados subsidiary, The Instant Publisher Ltd., by Instant Publisher (Israel) Limited, a company not related to us. Instant Publisher (Israel) Limited is seeking damages of $1,533,950 for breach of an October 25, 1995 dealer agreement with our previous printing business regarding the distribution of printing equipment, and damages of $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs.  Based on our preliminary evaluation of the merits of this claim, we filed a notice of intention to defend against the claim.  If we are required to pay damages, this could have a material adverse effect on our liquidity and our ability to fund our business.

(b)

Subsidiary Litigation Matter

One of our wholly owned subsidiaries is being sued in Bankruptcy Court in California by a company alleging the subsidiary received preferential payments.  The plaintiff is seeking to receive $200,000.

In addition to the above, in the ordinary course of business, we and our subsidiaries have legal proceedings brought against us.

8-B.  Significant Changes

During February 2005, one of our subsidiaries (DSS) entered into an Asset Purchase Agreement to sell the majority of its assets and liabilities to a third party.  We also entered into a Guarantee Agreement whereby we will provide certain indemnification provisions to the purchaser.  The effect of this will be that we will discontinue providing services to DSS’ customers.  During 2004, the revenues associated with DSS were $4.4 million.  With the exception of the Asset Purchase Agreement for DSS and our Guarantee Agreement, no significant change has occurred since the date of the audited financial statements included in this Annual Report on Form 20-F.

There have been no other significant changes or events between December 31, 2004 and March 28, 2005.

ITEM 9

THE OFFER AND LISTING

9-A.  Offer and Listing Details

Diversinet Corp.’s common shares traded on the Canadian Dealing Network until it ceased to operate in August of 2000.  The following table lists the high, low, closing prices and the aggregate yearly trading volumes on the Canadian Dealing Network for shares of our common shares for the last five fiscal years ended October 31:

Canadian Dealing Network Shares Trading Activity
Year ended October 31,	High	Low	Closing	Trading Volume (000)
2004	N/A	N/A	N/A	N/A
2003	N/A	N/A	N/A	N/A
2002	N/A	N/A	N/A	N/A
2001	N/A	N/A	N/A	N/A
2000	$66.75	$10.00	$-	43,126

The following table lists the high, low and closing prices on the OTC Bulletin Board (from April 30, 2003) and NASDAQ (prior to April 30, 2003) of our common shares for the last five fiscal years ended December 31:

OTC Bulletin Board and NASDAQ Trading Activity
Year ended December 31,	High	Low	Closing	Trading Volume (000)
2004	$2.53	$0.34	$0.88	8,551
2003	$6.30	$0.48	$2.09	10,264
2002	$12.50	$2.20	$3.00	2,359
2001	$36.20	$10.00	$12.20	2,965
2000	$449.37	$17.81	$22.50	21,304

Diversinet Corp. has not been traded on The Canadian Dealing Network since it ceased to operate in August of 2000 so there has been no activity of our common shares for the last eight fiscal quarters. The following table lists the high, low and closing prices on the OTC Bulletin Board and NASDAQ of our common shares for the last eight fiscal quarters:

NASDAQ Trading Activity
Quarter Ended	High	Low	Closing	Trading Volume (000)
December 31, 2004	$0.95	$0.34	$0.88	2,990
September 30, 2004	$1.24	$0.37	$0.53	2,329
June 30, 2004	$1.90	$1.28	$1.39	1,269
March 31, 2004	$2.53	$1.72	$1.80	2,063
December 31, 2003	$6.30	$1.82	$2.09	6,259
September 30, 2003	$5.55	$1.15	$4.95	2,222
June 30, 2003	$1.99	$0.48	$1.39	1,241
March 31, 2003	$4.00	$1.12	$1.38	542

The following table lists the high, low and closing prices on the OTC Bulletin Board of our common shares for the last six months:

OTC Bulletin Board Trading Activity
Month Ended	High	Low	Closing	Trading Volume (000)
February 2005	$0.81	$0.63	$0.63	526
January 2005	$0.87	$0.62	$0.70	308
December 2004	$0.95	$0.37	$0.53	1,591
November 2004	$0.51	$0.34	$0.42	634
October 2004	$0.56	$0.46	$0.48	663
September 2004	$0.58	$0.37	$0.53	710

Our common shares are issued in registered form and the following information is taken from the records of ComputerShare Trust Company of Canada located in Toronto, Ontario, Canada, the registrar and transfer agent for our common shares.

On March 28, 2005, the shareholders’ list for our common shares showed 158 registered shareholders and 19,182,941 shares outstanding.  Of the 158 registered shareholders, 133 list U.S. addresses, showing ownership of an aggregate of 15,986,923 shares, representing 83% of our outstanding common shares.

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

(d)

Not Applicable.

(e)

Not Applicable.

(f)

Not Applicable.

(g)

Not Applicable.

10-C.

Material Contracts

On September 1, 2003, pursuant to a Share Purchase Agreement we acquired 100% of the outstanding shares of Caradas, Inc., a credential management provider.  The aggregate purchase price was $5,630,475 consisting of 1,417,500 common shares with a value of $4,895,310, $64,565 in the costs associated with the acquisition and 200,000 common share purchase warrants with a value of $670,600.  The share purchase warrants vest equally on a quarterly basis over three years and each is exercisable to purchase one common share at $2.45 per share for five years from the date of vesting.  During fiscal 2004, 100,000 common share purchase warrants were cancelled and the remaining 100,000 were repriced to $0.40 per share.

During February 2005, one of our subsidiaries (DSS) entered into an Asset Purchase Agreement to sell the majority of its assets and liabilities to a third party.  We also entered into a Guarantee Agreement whereby we will provide certain indemnification provisions to the purchaser.  The effect of this will be that we will discontinue providing services to DSS’ customers.  During 2004, the revenues associated with DSS were $4.4 million.

Other than listed above, we have not entered into any other material contracts, other than contracts entered into in the ordinary course of business and those listed herein to which we are a party, for the two years immediately preceding publication of this Form 20-F.

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

Under section 116 of the Income Tax Act (Canada), non-resident vendors who dispose of certain types of taxable Canadian property (including our common shares for as long as they are not listed on a prescribed stock exchange), have to notify Canada Customs and Revenue Agency (CCRA) about the disposition either before they dispose of the property or after they dispose of it.  This notification (the “Notice of Disposition”) is due not later than ten (10) days after the date the property was disposed of.  The vendor may be able to claim an exemption under an applicable tax treaty at the time the Notice of Disposition is filed.  If no exemption is available under an applicable treaty, before CCRA can issue a certificate of compliance to the vendor, CCRA must receive either an amount to cover the tax owing, or appropriate security for the tax on any gain the vendor may realize at the time the property is disposed of. Such payments or security the vendor provides will be credited to the vendor’s account.  If the vendor does not comply with the section 116 requirements, which the vendor must do so before receiving the certificate of compliance, the purchaser of the property may deduct or withhold a specified amount from the proceeds of the disposition to cover any tax which the vendor owes.

When filing a Notice of Disposition and claiming an exemption under a specific tax treaty, necessary documentation to support the claim should be submitted along with the request.  The documentation which is acceptable must be based on the particular tax treaty under which the exemption is claimed, such as proof of residency, or that the gain has or will be reported in the vendor’s country.  Tax officials, in some countries, will supply the necessary certification required to claim the exemption. The United States Department of the Treasury, Internal Revenue Service will provide certification for corporations, exempt organizations and individuals. Requests for certification should be sent to the appropriate service centre. The Department of the Treasury, Publication 686, Certification for Reduced Tax Rates in Tax Treaty Countries, outlines the certification process.

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

Passive Foreign Investment Company

As stated above, we believe that we will not be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Internal Revenue Code, for our fiscal years 2003 or 2004.

United States income tax legislation contains rules governing PFIC’s, that can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders.  Section 1297 of the Internal Revenue Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and some types of rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  Based on these tests we do not meet the definition of a PFIC in 2000, 2001, 2002, 2003 or 2004.

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

10-F.

Dividends and Paying Agents

Not Applicable.

10-G.

Statements by Experts

Not Applicable.

10-H.

Documents on Display

We are subject to certain of the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith, files reports and other information with the SEC.  As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  As a foreign private issuer, we are not required to publish financial statements as frequently or as promptly as United States companies.

We file annual reports and other information with the SEC.  You may read and copy any of these documents at the SEC’s Public Reference Room at Judiciary Plaza, 450 Fifth Street NW, Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.  The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.  We also file annual reports and other information in Canada on The System for Electronic Document Analysis and Retrieval (SEDAR).  The address of that site is www.sedar.com.

10-I.

Subsidiary Information

Our consolidated financial statements include the accounts of Atria Limited, a 50% owned joint venture operating in Hong Kong and its wholly-owned inactive subsidiaries, Diversinet Corporation of America, a Delaware corporation, Diversinet Inc., an Ontario corporation, Diversinet (Israel) Ltd., an Israeli corporation and The Instant Publisher Ltd., a Barbados corporation.  For the fiscal year ended December 31, 2003 and 2004 our consolidated financial statements will also include the accounts of DSS Software Technologies, the wholly owned subsidiary we acquired in January 2003 and Caradas, Inc., the wholly owned subsidiary we acquired in September 2003.

ITEM 11.  Quantitative and Qualitative Disclosure about Market Risk

We believe that inflation has not had a material impact on our results of operations for each of our fiscal years in the three-year period ended December 31, 2004.  However, there can be no assurance that future inflation would not have an adverse impact on our operating results and financial condition.  We have limited market risk exposure since we do not have any outstanding variable rate debt or derivative financial and commodity instruments as of December 31, 2004.

Since we currently earn revenues and incur expenses in United States dollars, Hong Kong dollars and Canadian dollars, exchange rates for these and other local currencies in countries where we may operate in the future may fluctuate in relation to the United States dollar and such fluctuations may have an adverse effect on our earnings or assets when Canadian, Hong Kong dollars, or local currencies are exchanged for United States dollars.  We have not entered into forward foreign exchange contracts.  Losses and gains resulting from the translation of revenue and expenses denominated in foreign currencies into United States dollars have been included in our results of operations.  For the year ended December 31, 2004, we had a foreign exchange loss of $28,000 compared to $324,000 for the year ended December 31, 2003 and $309,000 for the 14 month period ended December 31, 2003 and $145,000 for the year ended October 31, 2002.

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

There have been no significant changes in our internal control or the occurrence of events or other factors that could significantly affect these controls over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.  Audit Committee Financial Expert

Messrs. Beck, Steinman and Wigdale, all of whom are non-management directors currently comprise the Audit Committee.  Mr. Steinman is Chairman of the Audit Committee.

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

ITEM 16B.  Code of Ethics

As part of its stewardship responsibilities, the Board of Directors has approved a formal “Code of Business Conduct and Ethics” that govern the behavior of our directors, officers and employees.  The Board monitors compliance with these standards and is responsible for the granting of any waivers from these standards to directors or officers.  Disclosure will be made by us of any waiver from these standards granted to our directors or officers in our quarterly report that immediately follows the grant of such waiver.  No waiver has been granted to date.  A copy of our “Code of Business Conduct and Ethics” is filed as Exhibit 11.1 to this Annual Report on Form 20-F.

ITEM 16 C.  Principal Accountant Fees and Services

KPMG LLP served as our auditors for the fiscal years ended December 31, 2004, December 31, 2003 and October 31, 2002.  The only fees paid to KPMG LLP were Audit Fees.

Audit Fees

KPMG LLP billed us Cdn$236,000 in fiscal 2004 (Cdn$109,000 in fiscal 2003) for professional services rendered for the audit of the Annual Consolidated Financial Statements and services that are normally provided in connection with statutory and regulatory filings.

“Audit Fees” are the aggregate fees billed by KPMG for the audit of our annual financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements and assistance in responding to comment letters from securities regulatory bodies and consultations with our management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretation by the securities regulatory authorities, accounting standard vetting bodies or other regulatory or standard setting bodies.

Audit Committee Pre-Approval Policies

The Audit Committee nominate and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by KPMG LLP.  Any services provided by KPMG LLP that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement.  The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement

ITEM 16 D.  Exemptions from the Listing Standards for Audit Committees

None

ITEM 16 E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17.  Financial Statements

Our financial statements have been prepared in accordance with Canadian GAAP.  These principles conform in all material respects with U.S. GAAP except as described in Note 15 to our 2004 consolidated financial statements.

Reference is made to our consolidated financial statements and related footnotes attached as an exhibit to this Report.

ITEM 18.  Financial Statements

We have elected to provide financial statements pursuant to Item 17.

ITEM 19.  Exhibits

Financial Statements:

•

KPMG LLP Auditors’ Report dated February 14, 2005 except for note 16 which is as of February 28, 2005.

•

Consolidated Balance Sheets as at December 31, 2004, December 31, 2003, and October 31, 2002.

•

Consolidated Statements of Loss and Deficit for the years ended December 31, 2004, 2003, the fourteen-month period ended December 31, 2003 and the year ended October 31, 2002.

•

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003, the fourteen-month period ended December 31, 2003 and the year ended October 31, 2002.

•

Notes to Consolidated Financial Statements.

Exhibits:

1.1	Underwriting Agreement, dated as of June 12, 2000, between Diversinet and Tucker Anthony Incorporated.(1)
1.2	Private Agency Agreement between Allen & Company and Diversinet Corp. dated March 27, 2002. (1)
1.3	Form of Stock Purchase Agreement dated March 27, 2002. (1)
1.4	Form of Stock Purchase Agreement dated June 23, 2003. (1)
1.5	Form of Stock Purchase Agreement dated January 19, 2004. (2)
1.6	Form of Stock Purchase Agreement dated December 9, 2004. (3)
4.1	Share Purchase Agreement with Caradas, Inc. (4)
4.2	Asset Purchase Agreement with DSS Software Technologies (1)
5.1	Opinion of Lang Michener. (1)
10.1	Form of Diversinet General Product License & Support Agreement.(1)
11.1	Code of Business Conduct and Ethics.
12.1	Certification of the Chief Executive Officer Pursuant to Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer Pursuant to Sarbanes-Oxley Act of 2002.
13.1	Certification of Periodic Financial Report Pursuant to Sarbanes-Oxley Act of 2002, U.S.C. Section 1350.
13.2	Certification of Periodic Financial Report Pursuant to Sarbanes-Oxley Act of 2002, U.S.C. Section 1350.
23.1	Consent of KPMG LLP.

(1)

Previously filed with prior year’s Form 20-F.

(2)

Previously filed with our F-3 on March 15, 2004.

(3)

Previously filed with our F-3 on January 25, 2005

(4)

Previously filed with our F-1/A on March 23, 2005

#

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, there unto duly authorized.

DIVERSINET CORP.

By:

/s/ NAGY MOUSTAFA

Nagy Moustafa

Chief Executive Officer

Dated: March 31, 2005

#

MANAGEMENT’S REPORT

The accompanying consolidated financial statements and all information in the Annual Report have been prepared by management and have been examined and approved by the Board of Directors of the Company.  The consolidated financial statements were prepared in accordance with generally accepted accounting principles and, where appropriate, reflect management’s best estimates and judgments.  Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls and systems designed to provide reasonable assurance that its assets are safeguarded, that only valid and authorized transactions are executed and that accurate, timely and comprehensive financial information is prepared and disclosed.  The internal control systems and financial records are subject to reviews by external auditors during the examination of the financial statements.  Management recognizes its responsibility for conducting the Company’s affairs to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three non-management directors.  The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report.  The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders.  The independent auditors have direct and unrestricted access to the Audit Committee to discuss their audit and related findings as to the integrity of the Company’s financial reporting.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with generally accepted auditing standards.  Their report outlines the scope of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Nagy Moustafa	/s/ David Hackett
Nagy Moustafa, Chief Executive Officer	David Hackett, Chief Financial Officer

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Diversinet Corp. as at December 31, 2004, December 31, 2003 and October 31, 2002 and the consolidated statements of earnings and deficit and cash flows for each of the years ended December 31, 2004, December 31, 2003, October 31, 2002 and for the fourteen-month period ended December 31, 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004, December 31, 2003 and October 31, 2002 and the results of its operations and its cash flows for each of the years ended December 31, 2004, December 31, 2003, October 31, 2002 and for the fourteen-month period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants, Toronto, Canada, February 14, 2005, except for note 16 which is as of February 28, 2005.

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements.  Our report to the shareholders dated February 14, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants, Toronto, Canada, February 14, 2005 except for note 16 which is as of February 28, 2005.

#

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

As at

December 31

December 31

October 31

2004

2003

2002

Assets

Current assets:

Cash and cash equivalents

$

734,058

$

722,569

$

608,692

Short-term investments

2,000,000

1,243,960

1,843,657

Accounts receivable (including $nil, $62,293,

$110,148 from joint venture, note 8)

761,978

1,081,760

265,672

Other receivables

52,189

85,748

15,933

Prepaid expenses

201,857

375,009

77,012

Total current assets

3,750,082

3,509,046

2,810,966

Capital assets, net (note 4)

593,673

986,316

1,198,527

Purchased technology, net of accumulated

amortization of $251,333, (2003-$62,833,

2002-$nil) (note 3)

125,667

314,167

–

Customer assets net of accumulated

amortization of $441,024, (2003- $110,256,

2002-$nil) (note 3)

551,280

882,048

–

Goodwill (notes 2c and 3)

2,286,932

5,311,932

–

Total assets

$

7,307,634

$

11,003,509

$

4,009,493

Liabilities and Shareholders’ Equity

Current liabilities:

Accounts payable

$

591,356

$

899,644

$

352,025

Accrued liabilities (note 5)

710,923

1,351,400

698,137

Notes payable

4,611

28,192

–

Current portion of promissory note

–

300,000

–

Deferred revenue

165,343

477,449

9,228

Total current liabilities

1,472,233

3,056,685

1,059,390

Promissory note

–

300,000

–

Shareholders’ equity:

Share capital (note 6):

Authorized:

Unlimited common shares

Issued and outstanding:

19,157,941, 11,043,027, 3,222,308

common shares

52,445,135

49,191,482

40,677,645

Contributed surplus

1,265,549

126,173

72,680

Cumulative translation adjustment

(1,520,721)

(1,520,721)

(1,936,534)

Share purchase warrants (note 6)

2,830,929

1,331,652

–

Deficit

(49,185,491)

(41,481,762)

(35,863,688)

Total shareholders’ equity

5,835,401

7,646,824,

2,950,103

Future operations (note 1)

Commitments and contingencies (note 11)

Total liabilities and shareholders’ equity

$

7,307,634

$

11,003,509

$

4,009,493

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Mark Steinman

/s/ Nagy Moustafa

Mark Steinman, Chairman

Nagy Moustafa, Director

#

DIVERSINET CORP.

Consolidated Statements of Earnings and Deficit

(In United States dollars)

Fourteen-month

Year ended

Year ended

period ended

Year ended

December 31

December 31

December 31

October 31

2004

2003

2003

2002

Revenue (including $nil, $nil, $85,138, $127,034,

from joint venture, note 8)

$

7,044,888

$

8,521,516

$

8,562,676

$

710,250

Cost of sales

5,238,727

6,622,495

6,622,495

–

Gross margin

1,806,161

1,899,021

1,940,181

710,250

Expenses:

Research and development

1,153,758

1,275,598

1,513,323

1,478,980

Sales and marketing

1,729,568

2,487,881

2,656,099

1,103,722

General and administrative

2,636,908

2,093,639

2,345,572

1,754,696

Foreign exchange loss (gain)

28,386

324,365

308,642

144,606

Other (note 3)

(171,000)

–

–

–

Depreciation and amortization

935,981

681,719

740,049

404,015

6,313,601

6,863,202

7,563,685

4,886,019

Loss before the following

(4,507,440)

(4,964,181)

(5,623,504)

(4,175,769)

Interest income and other income

(15,598)

(5,430)

(26,302)

(111,096)

Interest expense

–

–

20,872

–

Goodwill impairment charge (note 2c)

3,025,000

–

–

–

Loss for the period

(7,516,842)

(4,958,751)

(5,618,074)

(4,064,673)

Deficit, beginning of period

(41,481,762)

(36,523,011)

(35,863,688)

(31,799,015)

Adjustment for cumulative effect of change in

accounting for stock based compensation (note 2p)

(186,887)

–

–

–

Deficit, end of period

$

(49,185,491)

$

(41,481,762)

$

(41,481,762)

$

(35,863,688)

Basic and diluted loss per share (note 7)

$

(0.62)

$

(0.71)

$

(0.87)

$

(1.37)

Weighted average number of common shares

12,144,565

7,022,447

6,478,296

2,971,692

See accompanying notes to consolidated financial statements.

#

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

Fourteen-month

Year ended

Year ended

Year ended

Year ended

December 31

December 31

December 31

October 31

2004

2003

2003

2002

Cash provided by (used in):

Operating activities:

Loss for the period

$

(7,516,842)

$

(4,958,751)

$

(5,618,074)

$

(4,064,673)

Items not involving cash:

Depreciation and amortization

935,981

681,719

740,049

404,015

Goodwill impairment charge (note 2c)

3,025,000

–

–

–

Stock-based compensation expense

760,916

825,010

825,010

–

Other (note 3)

(171,000)

–

–

–

Unrealized foreign exchange loss

–

477,210

415,813

71,603

Change in non-cash operating working capital:

Accounts receivable

319,782

2,421,204

2,425,570

(91,726)

Other receivables

33,559

(55,757)

(69,815)

47,094

Prepaid expenses

173,152

13,457

(98,846)

300,700

Accounts payable

(308,288)

(1,196,927)

(571,786)

(402,707)

Accrued liabilities

(640,477)

1,130,029

431,892

(777,766)

Deferred revenue

(312,106)

(152,162)

(156,371)

(18,552)

Cash used in continuing operations

(3,700,323)

(814,968)

(1,676,558)

(4,532,012)

Financing activities:

Issue of common shares, common share

purchase options and warrants for cash

4,565,503

2,920,746

2,920,646

3,108,317

Notes payable

(23,581)

(873,323)

(873,323)

–

Repayment of promissory notes payable

(50,000)

–

–

–

Bank indebtedness

–

(240,979)

(240,979)

–

Cash provided by financing activities

4,491,922

1,806,444

1,806,344

3,108,317

Investing activities:

Short-term investments

(756,040)

(269,777)

599,698

112,799

Acquisitions, net of cash received

–

(541,084)

(541,084)

–

Net (addition) disposal of capital assets

(24,070)

42,085

(74,523)

(20,525)

Cash provided by (used in) investing activities

(780,110)

(768,776)

(15,909)

92,274

Increase (decrease) in cash and cash equivalents

11,489

222,700

113,877

(1,331,421)

Cash and cash equivalents, beginning of period

722,569

499,869

608,692

1,940,113

Cash and cash equivalents, end of period

$

734,058

$

722,569

$

722,569

$

608,692

Supplementary non-cash financing and
investing activities:

Issue of warrants on acquisitions

$

–

$

1,044,640

$

1,044,640

$

–

Issue of common shares on acquisitions

–

4,959,875

4,959,875

–

Issuance of shares in settlement of debt

400,000

–

–

–

See accompanying notes to consolidated financial statements.

#

DIVERSINET CORP.

Notes to Consolidated Financial Statements

(In United States dollars)

Years ended December 31, 2004, December 31, 2003, October 31, 2002, and the fourteen month period ended December 31, 2003.

Diversinet Corp. (the “Company”), an Ontario corporation, develops, markets and distributes wireless security infrastructure solutions and identity management solutions and professional services to the enterprise, financial services, government and gaming and wagering marketplaces.

1.

Future operations:

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and be able to realize assets and satisfy liabilities in its normal course of business.  Certain conditions and events exist that cast substantial doubt on the Company’s ability to continue as a going concern.

The Company has incurred significant losses and used significant amounts of cash in operating activities in recent years.

Continued operations depend upon the Company’s ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities.  There can be no assurance that the Company will be successful in obtaining additional financing or generating positive cash flows from operations.

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

(a)

Fiscal year:

In 2003, the Company changed its fiscal year end from October 31 to December 31.  As a result, financial statements for the fourteen-month period ended December 31, 2003 in addition to the financial statements for the years ended December 31, 2004, December 31, 2003 and October 31, 2002, have been presented.

(b)

Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries.  The Company accounts for its interest in a joint venture by the proportionate consolidation method.  All significant intercompany transactions and balances have been eliminated.

(c)

Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable tangible and intangible assets acquired, less liabilities assumed, based on their fair values.  When the Company enters into a business combination, the purchase method of accounting is used.  Goodwill is assigned as of date of the business combination to reporting units that are expected to benefit from the business combination.  Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value.  When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary.  The second step is carried out when the carrying amount of reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

During the fourth quarter of the 2004 fiscal year, the Company completed its goodwill impairment test relating to goodwill, and determined that goodwill of $525,000 as at December 31, 2004 relating to the DSS reporting unit (note 3a) and $2,500,000 relating to the Caradas reporting unit was impaired.  These amounts have been recorded as a goodwill impairment charge in the current period.  During fiscal 2004 Caradas (note 3b) lost a significant customer and was unable to attract significant new customers in order to generate the expected cash flows.  DSS has also lost several customers and key management left the Company in the current period.  As the result of the above the fair value of the reporting units goodwill exceeded its carrying value which results in an impairment charge in the current period.

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 are as follows:

Balance January 1, 2003

$

–

Acquired during the year (note 3a, 3b)

5,311,932

Balance December 31, 2003

5,311,932

Goodwill impairment charge (note 3a, 3b)

(3,025,000)

Balance December 31, 2004

$

2,286,932

(d)

Impairment or disposal of long-lived assets:

The Company reviews capital and intangible assets (long-lived assets) for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  Absent any triggering factors during the year, the Company conducts its long-lived asset assessment in the fourth quarter to correspond with its planning cycle.  An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value which is measured by discounted cash flows when quoted market prices are not available.  For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell.  Prior to January 1, 2003, the Company assessed and measured impairment by comparing the carrying amount to the undiscounted future cash flows the long-lived assets were expected to generate.

(e)

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

(f)

Cash and cash equivalents:

Cash and cash equivalents include cash on account and short-term investments in money market instruments with original maturities of 90 days or less when acquired.

(g)

Short-term investments:

Short-term investments consist of bonds having a term of 90 days when acquired which are recorded at cost plus accrued interest.

(h)

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

(i)

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

(j)

Purchased and acquired technology:

The Company capitalizes purchased technology and amortizes such costs over two years.  The carrying value is assessed on a periodic basis to determine if a write-down is required.

(k)

Customer assets:

Customer relationships are amortized over three years. Customer contracts are amortized as services are performed.  The carrying value is accessed on a periodic basis to determine if a write-down is required.

(l)

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

As a result of a number of circumstances, including the current year financing activities during fiscal 2003, the acquisition of DSS Software Technologies and Caradas, Inc. and the U.S. dollar becoming the measurement currency in which most of the Company’s business is transacted, effective October 1, 2003, the Company adopted the U.S. dollar as its measurement and reporting currency for preparation of its consolidated financial statements.  Comparative financial information has been restated in U.S. dollars using the current rate method.

Under this method share capital has been translated at the exchange rate in effect at the time of the transaction.  Deficit has been translated at the approximate rates prevailing at the dates of the transactions and monetary assets and liabilities have been translated into United States dollars at the exchange rates prevailing at the consolidated balance sheet dates.  The resulting difference has been classified as a cumulative translation adjustment on the balance sheet.

(m)

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

(n)

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

(o)

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

(p)

Stock-based compensation:

Effective January 1, 2004, Canadian GAAP requires the Company to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options.  In accordance with the transition rules, the Company has retroactively adopted this change without re-statement of prior years and has determined the fair value of stock options granted to employees since November 1, 2002 in the amount of $186,887, representing the expense for the 2003 fiscal year.  This amount has been charged to deficit with an offsetting increase to the contributed surplus.  For the year ended December 31, 2004, an expense with respect to stock-based compensation in the amount of $577,549 has been recorded.  For the year ended December 31, 2003 and the fourteen month period ended December 31, 2003 had the Company determined compensation expense based on the fair value of stock options granted subsequent to November 1, 2002 the Company’s loss and loss per share would have been reported as the pro-forma amounts indicated below:

Year ended

Fourteen months ended

December 31, 2003

December 31, 2003

Loss for the period as reported

$

(4,958,751)

$

(5,618,074)

Pro forma loss

(5,145,638)

(5,804,961)

Pro forma loss per common share:

Basic and diluted

$

(0.73)

$

(0.90)

Weighted average number of common shares

7,022,447

6,478,296

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Year ended

Fourteen months ended

December 31, 2003

December 31, 2003

Risk-free interest rate

3.092

3.092

Volatility factor of the future expected market price

150%

150%

Weighted average expected life of options

3 years

3 years

(q)

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

1.

Acquisitions:

(a)

In January 2003, the Company acquired 100% of the outstanding shares of DSS Software Technologies (“DSS”), a consulting services provider.  The aggregate purchase price was $1,301,038 consisting of $300,000 in cash, $26,998 in costs associated with the acquisition, $600,000 of promissory note payable in instalments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 and 120,000 share purchase warrants with a value of $374,040.  The share purchase warrants vest equally on January 2, 2003, 2004 and 2005, and are exercisable at $3.75 per share for 5 years. Additional future consideration in the amount of $800,000 is payable based on the achievement of certain financial targets over the next two years and will be recorded with an increase to goodwill if and when the targets have been met.

Fair value of net capital assets acquired	$ 93,374
Working capital	290,422
Goodwill	917,242
Purchase price	$ 1,301,038

Consideration on the acquisition in the form of a promissory note in the amount of $600,000 payable in instalments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 was replaced during fiscal 2004 by the issuance of 200,000 Diversinet shares, cash payment of $50,000 in February 2004 and a promissory note of $150,000.  The existing 120,000 warrants exercisable at $3.75 have been replaced by the issuance of 120,000 warrants exercisable at $2.05, exercisable after January 1, 2005 and expiring on December 31, 2006.

During August 2004 the Company settled a dispute with a former shareholder of DSS and received 50,000 Diversinet common shares (with a fair value of $21,000) and the elimination of the promissory note payable of $150,000 which was recorded as ‘other’ in the statement of earnings and deficit.  Additional future cash consideration of $800,000 based on achievement of certain financial targets was also eliminated.

During the fourth quarter the Company completed its goodwill impairment test and calculated that the fair value of goodwill was $392,242 and accordingly recorded an impairment charge of $525,000.

(a)

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

The customer assets of $992,304 are comprised of customer relationships and other customer contracts.  The customer relationships were assigned a useful life of three years, while the customer contracts will be amortized as services are performed.  The purchased technology of $377,000 has been assigned a useful life of two years.  During the fourth quarter of 2004 the Company completed its goodwill impairment test and concluded that the fair value of goodwill was $1,894,690 and accordingly recorded an impairment charge of $2,500,000.

1.

Capital assets:

Accumulated

Net

December 31, 2004

Cost

depreciation

book

and amortization

value

Computer hardware

$

1,147,777

$

841,425

$

306,352

Computer software

508,163

385,197

122,966

Furniture and fixtures

290,789

171,249

119,540

Leasehold improvements

170,825

126,010

44,815

$

2,117,554

$

1,523,881

$

593,673

In the year ended December 31, 2004, depreciation expense and amortization on capital assets amounted to $416,712.

Accumulated

Net

December 31, 2003

Cost

depreciation

book

and amortization

value

Computer hardware

$

1,342,228

$

817,852

$

524,376

Computer software

556,319

365,310

191,009

Furniture and fixtures

291,174

138,401

152,773

Leasehold improvements

234,865

116,707

118,158

$

2,424,586

$

1,438,270

$

986,316

In the year ended December 31, 2003, depreciation expense and amortization on capital assets amounted to $508,630.

2.

Accrued liabilities:

December 31

December 31

2004

2003

Compensation

$

378,726

$

815,135

Professional fees

102,760

372,663

Miscellaneous

229,537

163,602

$

710,923

$

1,351,400

3.

Share capital, warrants and common share purchase options:

There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, compensation options and warrants:

Compensation options and warrants			Common shares
	Number	Amount	Number	Amount
Balance, October 31, 2001 (b)	41,350	$ –	2,641,488	$ 37,569,328
Private placement (c)	471,554	–	580,820	3,108,217
Balance, October 31, 2002	512,904	–	3,222,308	40,677,545
Reverse stock split (d)	–	–	–	(5,246)
Private placement (e)	60,000	68,304	5,844,037	2,932,587
Stock options exercised and shares issued (a)	–	–	83	52
Acquisition of DSS (f)	120,000	374,040	–	–
Acquisition of Caradas (g)	200,000	670,600	1,417,500	4,895,310
Professional services (h)	127,500	218,708	559,099	701,620
Private placement (e)	–	–	–	(10,386)
Balance, December 31, 2003	1,020,404	1,331,652	11,043,027	49,191,482
Stock options exercised and shares issued (a)	–	–	189,914	358,458
Private Placement (i)	1,100,000	1,593,710	1,000,000	364,571
Private Placement (j)	300,000	97,140	6,925,000	2,530,624
Professional services (k)	163,000	(191,573)	–	–-
Warrants expired (b)	(15,000)	–	–	–
Balance December 31, 2004	2,568,404	$ 2,830,929	19,157,941	$ 52,445,135

(a)

During 2002, 2003 and 2004, the Company granted options to certain employees, officers and directors under a share option plan (note 12), enabling them to purchase common shares of the Company.

(b)

Warrants outstanding as of October 31, 2001 consist of 15,000 warrants issued in October 1999 as an exercise price of $131.25 per share, warrants expired unexercised in October 2004, and 26,350 warrants issued in May 2000 at an exercise price of $85.90 per share, expiring May 2005.

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

(f)

In January 2003, the Company acquired 100% of the outstanding shares of DSS Software Technologies. The purchase price included 120,000 share purchase warrants with a value of $374,040.  The share purchase warrants vest equally on January 2, 2003, 2004 and 2005 and are exercisable at $2.05 per share for five years.

(g)

On September 1, 2003, Diversinet acquired 100% of the outstanding shares of Caradas, Inc. The aggregate consideration was 1,417,500 Diversinet common shares and 200,000 share purchase warrants.  The share purchase warrants are exercisable at $2.45 per share for five years.  During 2004, 100,000 share purchase warrants were cancelled and the remaining warrants were repriced to $0.40.  The share purchase warrants will vest to the holder quarterly over three years.

(h)

Professional services:

The following chart summarizes the activity during the fourteen month period ended December 31, 2003:

	Compensation options and warrants		Common shares
	Number	Amount	Number	Amount
Consulting services (i)	20,000	$ 42,088	–	$ –
Consulting services (ii)	2,500	5,260	–	–
Business development services (iii)	–	–	250,000	300,000
Public relations services (iv)	100,000	57,620	200,000	240,000
Warrants exercised (iv)	(100,000)	(57,620)	69,099	57,620
Advisory board consulting services (v)	50,000	59,260	–	–
Consulting services (vi)	–	–	40,000	104,000
Consulting services (vii)	25,000	39,640	–	–
Advisory board consulting services (viii)	25,000	52,508	–	–
Consulting services (ix)	5,000	19,952	–	–
	127,500	$ 218,708	559,099	$ 701,620

(i)

On November 1, 2002 the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a three-year warrant terminating on October 23, 2005 to purchase up to 20,000 of our common shares at $2.60 per share.

(ii)

On November 1, 2002 the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a three-year warrant terminating on October 23, 2005 to purchase up to 2,500 of our common shares at $2.60 per share.

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

(iv)

On May 14, 2003, the Company entered into an agreement for public relations services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a three-year cashless exercisable warrant terminating on May 12, 2006 to purchase up to 100,000 of our common shares at $0.60 per share and 200,000 common shares, being 16,667 common shares per month for 12 months in regards to the compensation payable by us for these services.  The consultant opted to have a cashless exercise and received 69,099 common shares.

(v)

On July 1, 2003, the Company entered into an agreement for advisory board consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a three-year warrant terminating on June 30, 2006 to purchase up to 50,000 of our common shares at $0.62 per share.

(vi)

On July 1, 2003, the Company entered into an agreement for advisory board consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a five-year warrant terminating on August 1, 2008, vesting equally on a quarterly basis over three years, to purchase up to 25,000 of our common shares at $0.62 per share in regards to the compensation payable by us for these services.

(vii)

On July 17, 2003, the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued 40,000 of our common shares.

(viii)

On August 20, 2003 the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a one-year warrant terminating on August 20, 2004 to purchase up to 25,000 of our common shares at $3.40 per share.

(ix)

On September 1, 2003 the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a two-year warrant terminating on September 30, 2005 to purchase up to 5,000 of our common shares at $2.50 per share.

(a)

On January 20, 2004, the Company completed a private placement of 1,000,000 common shares and 1,100,000 common share purchase warrants for gross proceeds of $2,000,000.  All the warrants expire on January 15, 2007 with 500,000 vesting immediately and exercisable at $2.00 per share, 350,000 vesting on January 15 2005 and exercisable at a price of $2.05 and the remaining 250,000 warrants vesting on July 15, 2004 and exercisable at a price of $2.05 per share.  The later two vestings will become immediate if any one of a number of significant changes occurs within the Company.  During December 2004, the Company repriced the 350,000 warrants vesting on January 15, 2005 to $0.60 in connection with the financing in (j) below).

(b)

On December 20, 2004, the Company completed a private placement of 6,925,000 common shares and 300,000 common share purchase warrants for gross proceeds of $2,650,000.  Each warrant entitles the holder thereof to acquire one common share at a price of $0.40 per common share for a period of up to three years from December 20, 2004.

(c)

Professional services:

The following chart summarizes the activity during the year ended December 31, 2004:

	Compensation options and warrants		Common shares
	Number	Amount	Number	Amount
Advisory board consulting services (i)	25,000	$ 45,930	–	$ –
Consulting services (ii)	72,000	100,574	–	–
Consulting services (iii)	15,000	5,464	–	–
Consulting services (iv)	18,000	22,360	–	–
Consulting services (v)	38,000	3,027	–	–
Consulting services (vi)	100,000	4,810	–	–
Consulting services (vii)	20,000	1,202	–	–
Cancelled during 2004 (viii)	(125,000)	(374,940)	–	–
	163,000	(191,573)	–	–

(i)

On January 16, 2004, the Company entered into an agreement for advisory board consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a three-year warrant terminating on January 30, 2006 to purchase up to 25,000 of our common shares at $2.50 per share in regards to the compensation payable by us for these services.

(ii)

On January 31, 2004, the Company entered into an agreement for public relations services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a two-year warrant terminating on January 30, 2006 to purchase up to 72,000 of our common shares at $2.50 per share in regards to partial compensation payable by us for these services.

(iii)

On April 11, 2004 the Company amended an agreement for consulting services dated August 20, 2003.  As additional consideration for the services to be rendered in accordance with the agreement, Diversinet issued a five-year warrant terminating on April 11, 2009 to purchase up to 15,000 of our common shares at $1.90 per share in regards to the compensation payable by us for these services.

(iv)

On May 1, 2004 the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a two-year warrant terminating on May 17, 2006 to purchase up to 18,000 of our common shares at $1.65 per share in regards to the compensation payable by us for these services.

(v)

On September 20, 2004, the Company entered into an agreement for corporate marketing. In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a share purchase warrant terminating on December 31, 2005 to purchase up to 38,000 of our common shares at $0.50 per share in regards to the compensation payable by us for these services.

(vi)

On September 20, 2004, the Company entered into an agreement for internal corporate sales providing development and support for the sales message and strategy.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a share purchase warrant terminating on December 31, 2005 to purchase up to 100,000 of our common shares at $0.50 per share in regards to the compensation payable by us for these services

(vii)

On September 22, 2004, the Company entered into an agreement for internal legal services.  In part consideration for the services to be rendered in accordance with the agreement, Diversinet issued a share purchase warrant terminating on January 31, 2006 to purchase up to 20,000 of our common shares at $0.50 per share in regards to the compensation payable by us for these services.

(viii)

 Amount related to warrants expiring during the period unexercised.  The value of these warrants has been reclassified to contributed surplus.

1.

Basic and diluted loss per share:

Common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for all periods presented.  Anti-dilutive options amounted to 687,686 at December 31, 2004, 783,946 at December 31, 2003 and 739,646 at October 31, 2003 (2002 - 256,979; 2001 - 298,518).  Anti-dilutive warrants amounted to 2,025,404 at December 31, 2004, 905,404 at December 31, 2003 and October 31, 2003 (2002 - 512,904; 2001 - 41,350), respectively.

2.

Interest in joint venture:

On June 4, 2001, the Company entered into an agreement with an Asian company to establish a joint venture to conduct certain of the Company’s Asian activities.  Each party holds a 50% interest in the joint venture.  These financial statements reflect the Company’s proportionate interest in the joint venture’s assets, liabilities, revenue and expenses.  During the second quarter of 2004, the Company received notification from the other joint venture partner of their intent to terminate the joint venture agreement and wind up the joint venture.

The Company’s proportionate share of assets and liabilities of the joint venture is $nil as at December 31, 2004 (2003 - $87,716).  During fiscal 2004, the Company recognized revenue of $nil (2003 - $nil) from sales to the joint venture.

3.

Income taxes:

The tax effects of significant temporary differences representing future tax assets is as follows:

December 31

December 31

October 31

2004

2003

2003

Future tax assets:

Operating loss carryforwards

$

12,270,399

$

10,813,090

$

10,635,743

Capital loss carryforwards

754,249

567,607

558,094

Share issue costs

109,248

121,514

119,478

Research and development costs

3,365,743

2,736,323

2,631,275

Capital assets, accounting basis less than tax basis

6,129,204

5,706,491

5,604,328

22,628,844

19,945,025

19,548,918

Valuation allowance

(22,628,844)

(19,945,025)

(19,548,918)

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

At December 31, 2004, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $30,943,000.  These losses expire in the following fiscal years:

_____________________________________________________________________

2005

4,584,000

2006

4,468,000

2007

11,716,000

2008

3,510,000

2009

399,000

2010

4,267,000

2011

1,999,000

$

30,943,000

The Company also has non-capital losses available for carryforward for United States income tax purposes amounting to $2,821,000, expiring between 2018 and 2024.

4.

Segmented information:

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at December 31, 2004 - 75%, December 31, 2003 - 60% and October 31, 2003 - 60% (78% - October 31, 2002) of the capital assets were located in Canada, 25% (22% - December and October 31, 2003 nil in October 31, 2002) were located in the United States and 0% (18% - December 31 and October 31, 2003 and 22% - October 31, 2002) in Hong Kong.

A summary of sales to major customers that exceeded 10% of total sales and the approximate amount due from these customers during each of the years in the three-year period ended October 31, 2003 and the fourteen month period ended December 31, 2003, are as follows:

Sales

Accounts Receivable

December 31

December 31 and

October 31

December 31

December 31

2004

October 31, 2003

2002

2004

2003

Customer 1

17%

30%

–

$

183,192

203,752

Customer 2

17%

20%

–

178,417

125,746

Customer 3

–

–

12%

62,293

62,293

Customer 4

–

–

25%

–

–

Customer 5

–

–

28%

–

–

Customer 6

–

–

17%

42,500

42,500

The Company does not consider itself to be economically dependent on any single customer or supplier.

Revenue is attributable to geographic location based on the location of the customer, as follows:

Year end

Year end

Fourteen months

Year end

December 31

December 31

December 31

October 31

2004

2003

2003

2002

Sales:

United States

$

6,776,505

$

8,177,989

$

8,219,149

$

17,259

Canada

116,525

9,665

9,665

204,159

Other

110,000

70,000

70,000

45,082

Asia

41,858

263,862

263,862

443,750

$

7,044,888

$

8,521,516

$

8,562,676

$

710,250

Revenue is attributable as follows:

Year end

Year end

Fourteen months

Year end

December 31

December 31

December 31

October 31

2004

2003

2003

2002

Sales:

Consulting services

$

6,716,001

$

8,192,756

$

8,202,336

$

503,058

Licensing

328,887

328,760

360,340

207,192

$

7,044,888

$

8,521,516

$

8,562,676

$

710,250

5.

Commitments and contingencies:

(a)

Litigation:

Management is of the opinion that the claims listed below are without merit and will not materially impact the Company.  As a result, no provision for loss has been made in these consolidated financial statements.

(i)

During fiscal 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged that the Company breached a dealer agreement entered into in 1995 by the Company’s former printing business and is seeking damages of $1,533,950 and damages of $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs.

(ii)

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

(b)

Lease commitments:

Total future minimum lease payments including operating costs are as follows:

2005

$

527,969

2006

379,639

$

907,608

6.

Stock incentive plan:

The Company grants options to certain employees, officers, directors and consultants under a share option plan (the “Plan”), enabling them to purchase common shares of the Company.  The exercise price of an option under the Plan may not be less than the current market price of common shares on the day immediately proceeding the day the share option was granted.  The Plan provides that the number of common shares reserved for issuance under the Plan shall not exceed 1,770,006 common shares (being 2,014,794 options reserved for issuance less 244,788 exercised to date).  These options generally vest on a quarterly basis over three years and expire five years after the date of grant.  As at December 31, 2004, the number of common shares reserved for future issues of stock options amounts to 616,520.

The following table summarizes information about stock options outstanding at December 31, 2004:

Options outstanding				Options vested
Range of exercise price	Number outstanding	Weighted average remaining contractual life – years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.37 – $2.45	1,077,100	3.55	$ 1.48	648,433	$ 1.26
$3.70 – $6.10	41,526	2.56	5.07	34,478	5.12
$12.40 – $24.06	26,460	1.43	15.48	26,460	15.48
$64.69 – $96.56	8,400	0.30	67.54	8,400	67.54
	1,153,486	2.75	$ 2.41	717,771	$ 2.75

Changes for the employee stock option plan during the twelve month period ended December 31, 2004 were as follows:

	Year ended 2004		Year ended 2003
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	1,118,846	$ 5.45	286,979	$ 22.28
Options granted	451,300	0.37	940,600	2.00
Options exercised	(29,914)	0.62	(83)	0.62
Options cancelled	(386,746)	9.61	(108,650)	20.96
Options outstanding, end of year	1,153,486	2.41	1,118,846	5.45
Options exercisable, end of year	717,771	2.75	248,860	16.23
Weighted average fair value of options granted during the year		$ 0.76		$ 1.61

7.

Financial instruments and risk management:

The Company is exposed to the following risks related to financial assets and liabilities:

(a)

Currency risk:

The Company is subject to currency risk through its activities in Canada, United Kingdom, Europe and Asia.  Unfavourable changes in the exchange rate may affect the operating results of the Company.

The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk.  However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into forward exchange contracts to mitigate the associated risks.  The Company has not entered into such contracts at December 31, 2004 and 2003.

(b)

Fair values:

The fair values of the Company’s financial instruments approximate their carrying amounts due to their short-term nature.

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

Valuation Accounts and Reserves:

December 31

December 31

October 31

Allowance for Doubtful Accounts

2004

2003

2002

Opening balance

$

235,582

$

-

$

-

Additions (deductions)

15,991

235,582

-

Closing balance

$

251,573

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

A member of the Company’s advisory board, and subsequent to year end, the Board, received consideration relating to services performed during the year of 1,100,000 share purchase warrants (750,000 exercisable at $2.05 and 350,000 exercisable at $0.60 per common share) valued at $1,593,710 as well as 300,000 common shares and 300,000 share purchase warrants (exercisable at $0.40 per common share) valued at $97,140 relating to private placements (note 6i and 6j).

9.

Reconciliation of Canadian and United States generally accepted accounting principles (“GAAP”):

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  Material differences between Canadian and United States generally accepted accounting principles are described below.

December 31

December 31

October 31

October 31

2004

2003

2003

2002

Share capital:

Canadian GAAP

$

52,445,135

$

49,191,482

$

49,201,868

$

40,677,545

Elimination of reduction

 of share capital (a)

30,089,054

30,089,054

30,089,054

30,089,054

U.S. GAAP

$

82,534,189

$

79,280,536

$

79,290,922

$

70,766,599

Deficit and comprehensive loss:

Canadian GAAP

$

(49,185,491)

$

(41,481,762)

$

(40,697,816)

$

(35,863,688)

Elimination of reduction

 of share capital (a)

(30,089,054)

(30,089,054)

(30,089,054)

(30,089,054)

Compensation expense (b)

(991,696)

(991,696)

(991,696)

(991,696)

Compensation expense (b)

577,549

–

–

–

Stock Based Compensation (b)

186,887

–

–

–

U.S. GAAP

$

(79,501,805)

$

(72,562,512)

$

(71,778,566,)

$

(66,944,438)

Consolidated statements of loss:

Loss under Canadian GAAP$

(7,516,842)

$

(4,958,701)

$

(4,834,128)

$

(4,064,673)

Compensation expense (b)

577,549

–

–

(35,052)

Loss under U.S. GAAP

$

(6,939,293)

$

(4,958,701)

$

(4,834,128)

$

(4,099,725)

Basic and diluted loss per share

under U.S. GAAP

$

(0.57)

$

(0.71)

$

(0.85)

$

(1.38)

Loss under U.S. GAAP

$

(6,939,293)

$

(4,958,701)

$

(4,834,128)

$

(4,099,725)

Other comprehensive loss

(income) being cumulative

translation adjustment (c)

–

(477,210)

(490,602)

(1,936,534)

Comprehensive loss under

U.S. GAAP

$

(6,939,293)

$

(5,435,911)

$

(5,324,730)

$

(6,036,259)

(a)

Share capital and deficit:

On March 1, 1999, the shareholders approved a resolution to reduce the stated capital of the Company by $30,089,054 to eliminate the deficit as at October 31, 1999.  Under Canadian GAAP, a reduction of the carrying amount of share capital of outstanding common shares is allowed with a corresponding offset to deficit.  This reclassification, which the Company made in 2000 to eliminate the deficit that existed at October 31, 1999, did not meet the criteria specified by U.S. GAAP and results in an increase to share capital with a corresponding increase in deficit of $30,089,054.

(b)

Options to consultants:

(i)

Effective November 1, 2002, the Company adopted the new CICA Handbook section 3870, “Stock-Based compensation and Other Stock Based Payments”.  As a result, the Company has recognized compensation expense on options issued to consultants in the current period.  This resulted in no U.S. GAAP differences in 2004 and 2003.  Prior to the adoption of 3870, the company did not recognize compensation expense when stock or stock options were issued to consultants.  Any consideration paid on exercise of stock options or purchase of stock was credit to share capital.  As a result of stock-based compensatory events that occurred prior to the adoption of CICA 3870, deficit under Canadian GAAP is $991,696 lower than the deficit recorded under U.S. GAAP.

(ii)

Effective January 1, 2004 Canadian GAAP requires the Company to estimate the fair value of stock-based compensation granted to employees and to expense this amount over the estimated vesting period of stock options.  This standard was adopted retroactively without restatement and the fair value of stock options granted to employees since the beginning of fiscal 2003 was determined and an adjustment of $186,887 representing the expense for fiscal purposes, the Company follows the intrinsic value method and no stock based compensation was recorded as the exercise price on stock options granted to employees was the same as the market price at the date of grant. During the year ended December 31, 2004, the Company recorded compensation expense for CDN GAAP of $503,148 relating to employee stock options for which there was no corresponding expense under the US GAAP.

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

(d)

Interest in joint venture:

Canadian GAAP requires the proportionate consolidation of interests in joint ventures.  Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for on the equity basis.  However, as allowed by the Securities and Exchange Commission (“SEC”), reclassification is not required in a SEC filing when specified criteria are met and information disclosed.  These criteria have been met and the information is disclosed in note 8.

Although the adoption of proportionate consolidation has no impact on net earnings or shareholders’ equity, it does increase assets, liabilities, revenue, expenses and cash flows from operations from those amounts otherwise reported under U.S. GAAP.

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

(f)

Notes to consolidated financial statements:

In order to comply with U.S. GAAP, the following notes to the consolidated financial statements would need to be added:

(i)

Stock-based compensation plan:

Under U.S. GAAP, for any stock options with an exercise price that is less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant is recorded as compensation expense (“intrinsic value-based method”).  As the Company grants stock options at the fair market value of the shares on the day immediately preceding the date of the grant of the options, no compensation expense is recognized under the intrinsic value-based method.

SFAS No. 123, Accounting for Stock-Based Compensation, requires pro forma disclosures of net income and earnings per share, as if the fair value-based method as opposed to the intrinsic value-based method of accounting for employee stock options had been applied.  The disclosures in the following table show the Company’s loss for the year and loss per share on a pro forma basis using the fair value method as determined by using the Black-Scholes option-pricing model.  Assumptions used when valuing the options at their date of grant using in the Black-Scholes option pricing model include: risk-free interest rate of 3.092%, estimated life of three years, expected divided yield of 0% and volatility of 150%.

December 31

December 31

October 31

October 31

2004

2003

2003

2002

Loss under U.S. GAAP

$

(6,939,293)

$

(4,958,701)

$

(4,834,128)

$

(4,099,725)

Compensation expense

1,529,532

1,281,680

1,283,886

4,258,204

Pro forma loss under

U.S. GAAP

(8,468,825)

(6,240,381)

(6,118,014)

(8,357,929)

Pro forma loss per common share:

Basic and diluted

(0.70)

(0.89)

(1.07)

(2.81)

Weighted average number of

common shares

12,144,565

7,022,447

5,715,423

2,971,692

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

1.

Subsequent events:

In February 2005 DSS completed an asset sale agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  Diversinet also entered into a guarantee agreement with respect to the asset purchase agreement whereby Diversinet will provide an indemnification for DSS’ obligations to the purchaser.  As part of the guarantee agreement, Diversinet is entitled to a five year annual guarantee fee of up to $120,000 per year based on certain gross profit and net profit criteria of the purchaser.

#