Form 20-F/A
period 2004-12-31
DIVERSINET CORP
filed 2005-04-25
CIK 918387

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

General and administrative expenses were $2,346,000 at December 31, 2003 and $2,139,000 at October 31, 2003 compared to $1,755,000 in 2002 (and $285,000 for the two month period ended December 31, 2003).  Included in the December 31, 2003 G&A expenses is $525,000 relating to stock-based compensation expenses.

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

Foreign exchange losses for the fourteen month period ended December 31, 2003 were $309,000 and $230,000 in October 31, 2003 and a loss of $145,000 for 2002 (and $79,000 for the two month period ended December 31, 2003).  Until October 1, 2003 the Company has historically prepared its consolidated financial statements in Canadian dollars and used the Canadian dollar as its measurement currency.

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

Foreign exchange losses for 2002 were $145,000 and a gain of $404,000 for 2001.

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

(b)

Subsidiary Litigation Matter

One of the Company’s wholly owned subsidiaries is being sued in Bankruptcy Court by a company alleging the subsidiary received preferential payments.  The plaintiff is seeking to receive $328,000.

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

Exhibit 12.1

CERTIFICATIONS OF THE PRESIDENT & CEO PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATIONS

I, Nagy Moustafa, Chief Executive Officer of Diversinet Corp. certify that:

1.

I have reviewed this annual report on Form 20-F of Diversinet Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; and

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent functions):

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

Dated March 11, 2005

---------------------

/s/ Nagy Moustafa

Name:

Nagy Moustafa

Title:

Chief Executive Officer

#

Exhibit 12.2

CERTIFICATIONS OF THE CFO PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATIONS

I David Hackett, Chief Financial Officer of Diversinet Corp certify that:

3.

I have reviewed this annual report on Form 20-F of Diversinet Corp.;

4.

Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; and

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent functions):

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

Dated March 11, 2005

---------------------

/s/ David Hackett

Name:

David Hackett

Title:

Chief Financial Officer

#

Exhibit 13.1

CERTIFICATION OF PERIODIC FINANCIAL REPORT

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(18 U.S.C. SECTION 1350)

I, Nagy Moustafa, Chief Executive Officer of Diversinet Corp., hereby certify that the Annual Report on Form 20-F for the Fiscal Year ended December 31, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of Diversinet Corp.

/s/ Nagy Moustafa

Name: Nagy Moustafa

Title:   Chief Executive Officer

Dated March 11, 2005

This certification is made solely for the purposes of 18 U.S.C. Section 1350, subject to the knowledge standard set forth therein, and not for any other purpose. It is not being filed as part of the Annual Report or as a separate disclosure document.

Exhibit 13.2

CERTIFICATION OF PERIODIC FINANCIAL REPORT

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(18 U.S.C. SECTION 1350)

I, David Hackett, Chief Financial Officer of Diversinet Corp., hereby certify that the Annual Report on Form 20-F for the Fiscal Year ended December 31, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of Diversinet Corp.

/s/ David Hackett

Name: David Hackett

Title:   Chief Financial Officer

Dated March 11, 2005

This certification is made solely for the purposes of 18 U.S.C. Section 1350, subject to the knowledge standard set forth therein, and not for any other purpose. It is not being filed as part of the Annual Report or as a separate disclosure document.

#

Exhibit 23.3

kpmg

KPMG LLP

Chartered Accountants

Telephone

(416) 228-7000

Yonge Corporate Centre

Telefax

(416) 228-7123

4100 Yonge Street Suite 200

www.kpmg.ca

North York ON M2P 2H3

Canada

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors

Diversinet Corp.

We consent to incorporation by reference in the registration statement (No. 333-113646) on Form F-3, the amended registration statement (No. 333-107251) on Form F-3/A and the registration statement (No. 333-103356) on Form S-8 of our report dated February 19, 2004, with respect to the consolidated balance sheets of Diversinet Corp. as of December 31, 2003, October 31, 2003 and October 31, 2002, and the related consolidated statements of earnings and deficit and cash flows for each of the years in the three year period ended October 31, 2003 and the fourteen month period ended December 31, 2003, which report appears in the December 31, 2003 Annual Report on Form 20-F of Diversinet Corp.  Our report dated February 19, 2004 included additional comments for U.S. readers that states that conditions and events exist that cast substantial doubt on the Company’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Toronto, Canada

April 12, 2004

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

–

–

–

474,008

7,255,043

6,227,219

4,741,413

13916,228

Loss before the following

(5,314,862)

(4,610,245)

(4,031,163)

(13,123,414)

Foreign exchange loss (gain)

308,642

229,883

144,606

(403,520)

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