Form 20-F/A
period 2004-12-31
DIVERSINET CORP
filed 2005-04-26
CIK 918387

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

General and administrative

General and administrative expenses were $2,637,000 for the year ended December 31, 2004 compared to $2,094,000 for 2003.  Included in the December 31, 2004 general and administrative expenses is $761,000 ($525,000 for 2003) relating to stock-based compensation expenses.

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

Other Income

Foreign exchange losses for the year ended December 31, 2004 were $28,000 compared to $324,000 for the year ended December 31, 2003.  The 2003 figures include unrealized foreign exchange losses of $477,000 (2004 - $0).  Until October 1, 2003, we had historically prepared our consolidated financial statements in Canadian dollars and used the Canadian dollar as our measurement currency.

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

General and administrative

General and administrative expenses were $2,346,000 in the 14 month period ended December 31, 2003 compared to $1,755,000 in 2002.  Included in the December 31, 2003 general and administrative expenses is $525,000 relating to stock-based compensation expenses.

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

Other Income

Foreign exchange losses for the 14 months ended December 31, 2003 were $309,000 compared to $145,000 for the year ended October 31, 2002.  Until October 1, 2003, we had historically prepared our consolidated financial statements in Canadian dollars and used the Canadian dollar as its measurement currency.

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

•

Notes to Consolidated Financial Statements.

Exhibits:

1.1	Underwriting Agreement, dated as of June 12, 2000, between Diversinet and Tucker Anthony Incorporated. (1)
1.2	Private Agency Agreement between Allen & Company and Diversinet Corp. dated March 27, 2002. (1)
1.3	Form of Stock Purchase Agreement dated March 27, 2002. (1)
1.4	Form of Stock Purchase Agreement dated June 23, 2003. (1)
1.5	Form of Stock Purchase Agreement dated January 19, 2004. (2)
1.6	Form of Stock Purchase Agreement dated December 9, 2004. (3)
4.1	Share Purchase Agreement with Caradas, Inc. (4)
4.2	Asset Purchase Agreement with DSS Software Technologies (1)
5.1	Opinion of Lang Michener. (1)
10.1	Form of Diversinet General Product License & Support Agreement.(1)
11.1	Code of Business Conduct and Ethics.
12.1	Certification of the Chief Executive Officer Pursuant to Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer Pursuant to Sarbanes-Oxley Act of 2002.
13.1	Certification of Periodic Financial Report Pursuant to Sarbanes-Oxley Act of 2002, U.S.C. Section 1350.
13.2	Certification of Periodic Financial Report Pursuant to Sarbanes-Oxley Act of 2002, U.S.C. Section 1350.
23.1	Consent of KPMG LLP.

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

935,981

681,719

740,049

404,015

6,285,215

6,538,837

7,255,043

4,741,413

Loss before the following

(4,479,054)

(4,639,816)

(5,314,862)

(4,031,163)

Foreign exchange loss

28,386

324,365

308,642

144,606

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