Form 20-F/A
period 2004-12-31
DIVERSINET CORP
filed 2005-06-07
CIK 918387

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

Other Income

For the quarter ended December 31, 2004 foreign exchange losses were $27,000 compared to $300,000 for the comparable period in 2003.  During 2004, the U.S./Canadian dollar exchange rate changed from 1.29 to 1.20, compared to 2003 when the exchange rate changed from 1.56 to 1.29.

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

Revenue Recognition

We derive our revenue primarily from two sources: sales of products, including hardware and software licenses, and services and professional services.  Significant management judgments and estimates must be made and used in connection with the revenue recognized in any reporting period.  Material differences may affect the amount and timing of our revenue for any period if our management made different judgments.  We have relied upon Statement of Position 97-2, Software Revenue Recognition, EITF 00-21, Accounting of Revenue Arrangements with Multiple Deliverables in developing our revenue recognition policies and CICA 3400 “Revenue”.

We provide technical consulting services to tier one customers including financial, enterprise and technology companies such as Cisco Systems, Oracle, Sun Microsystems and Wells Fargo in the areas of systems integration, software development, and Enterprise Resource Planning “ERP” and Customer Relationship Management “CRM” implementation.  We provide technical consulting services to tier one customers including financial, enterprise and technology companies such as Cisco Systems, Oracle, Sun Microsystems and Wells Fargo in the areas of systems integration, software development, and Enterprise Resource Planning “ERP” and Customer Relationship Management “CRM” implementation.  Consulting revenues are recognized on a time and materials basis, or on a percentage of completion basis, depending on the contract, as employees and subcontractors provide services. Revenue from time and materials service contracts are recognized as the services are provided.  Revenue from long term contacts is recognized based on actual hours incurred as specific deliverables are achieved consistent with the Company’s proportional performance under the contractual arrangement.  Losses on contracts are recognized during the period in which the loss first becomes probable and reasonably estimable.  Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. Revenue recognized in excess of billings is recorded as unbilled services.  Billings in excess of revenue recognized are recorded as deferred revenue until the above revenue recognition criteria are met.  Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, are included in revenues.

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

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report on Form 20-F.  This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer.  Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective.   There was no changes in our internal control over financial reporting during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

There have been no changes in our internal control or the occurrence of events or other factors that could significantly affect these controls over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

DIVERSINET CORP.

By:

/s/ NAGY MOUSTAFA

Nagy Moustafa

Chief Executive Officer

Dated: March 31, 2005

#

Exhibit 11.1

Diversinet Corp.

CODE OF BUSINESS CONDUCT AND ETHICS

I.

OVERVIEW

This Code of Business Conduct and Ethics (“Code”) sets forth the guiding principles by which we operate our company and conduct our daily business with our customers, vendors, shareholders and with each other.  It does not cover every issue that may arise, but it sets out basic principles to guide all directors, officers and employees of Diversinet Corp. and its subsidiaries (“Company” or “Diversinet”).  This Code applies to all of our directors, officers and employees (together “Covered Persons”).  We expect each Covered Person to conduct him/herself accordingly and seek to avoid even the appearance of improper behaviour.

We have tried to write this policy so that it is consistent with and supportive of all applicable laws.  If it turns out that a policy in this Code conflicts with a law, you must comply with the law.  If you have any questions about these conflicts or potential conflicts, please consult with your supervisor about how to handle the situation.

Those who violate the policies contained in this Code will be subject to disciplinary action, up to and including termination of employment.  We have provided some practical guidelines at the end of this document (Section XV) to help you understand and comply with it.  Nothing in this Code alters the employment at-will policy applicable to U.S. employees.  Additional policies (available on the Company’s intranet site) supplement or amplify this Code and should be read in conjunction with this Code.

II.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

The Company’s business is highly regulated and any failure to comply with all applicable regulations could have a material adverse effect on the Company’s business.  Moreover, obeying the law, both in letter and in spirit, is the foundation on which this Company’s ethical standards are built.  In addition to federal laws, we must respect and obey the laws of the cities and provinces/states in which we operate.  Although we do not expect each Covered Person to know the details of each of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.  You are responsible for discussing with your supervisor which laws, regulations and Diversinet policies apply to your position and what training you might need to understand and comply with them.

III.

CONFLICTS OF INTEREST

A.

GENERAL

We expect each Covered Person to be scrupulous in avoiding any action or interest that conflicts or gives the appearance of a conflict with Diversinet’s interests.  A “conflict of interest” exists when a person’s private interest interferes or is inconsistent in any way with the interests of the Company.  Therefore, a conflict can arise when a Covered Person takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively.  For example, having a financial or investment interest in a vendor, supplier or competitor of the Company may constitute a conflict of interest to the extent such relationship interferes with a Covered Person’s ability to act unconditionally on behalf of the Company.  Conflicts of interest may also arise when a Covered Person, or members of his or her family, receive improper personal benefits as a result of the Covered Person’s position in the Company.

B.

POTENTIAL CONFLICTS OF INTEREST INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

Executive officers should provide notice to the Company’s full Board of Directors prior to causing Diversinet to enter into transactions with relatives and friends.  In addition, directors and executive officers should provide to the full Board of Directors for pre-approval, the details of any potential transaction, including charitable donations, between Diversinet and an entity where one or more of the Diversinet’s officers or directors also serve as officers or directors of such entity.

C.

POTENTIAL CONFLICTS INVOLVING RELATIONSHIPS WITH OTHER COMPANIES

It is almost always a conflict of interest for a Company employee to serve simultaneously as an employee, consultant or director for a competitor, customer or supplier.  All employees should obtain pre-approval from the Company’s Chief Executive Officer prior to entering into any such relationship with another employer.  The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf.

Conflicts of interest may not always be clear-cut, so if you have a question, you should consult your supervisor and, if necessary, higher levels of management.  Any employee who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in Section XV of this Code.

IV.

CONFIDENTIAL INFORMATION AND INSIDER TRADING

Covered Persons who have access to confidential information or other material non-public information concerning the Company are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business.  (See Section X below regarding confidentiality generally.)  All non-public information about the Company should be considered confidential information.

In addition, it not only violates our policies but is illegal for any Covered Person to use non-public information for his/her personal financial benefit or to “tip” others who might make an investment decision on the basis of such information.  Our policies regarding insider trading in particular are described elsewhere in our policies, available on the intranet site at: http://intranet.dvnet.com/templates/templates.shtml.

V.

CORPORATE OPPORTUNITIES

In addition to our policy against conflicts of interest generally, Covered Persons are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors.  No Covered Person may use corporate property, information, or position for improper personal gain, and no Covered Person may compete with the Company directly or indirectly.  Covered Persons owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

VI.

COMPETITION AND FAIR DEALING

We seek to outperform our competition fairly and honestly.  Stealing proprietary information (whether belonging to us or to a third party), possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited.

We expect and demand that each Covered Person respect the rights of and deal fairly with our customers, suppliers, competitors and fellow employees.  No Covered Person may take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

We expect each Covered Person to exercise due care and professionalism to avoid undue influence from current or potential customers, vendors or other business partners of the Company (“Business Partners”).  The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers.  Covered Persons should therefore take care not to accept gifts or benefits from Business Partners that might influence their activities on behalf of the Company.  No gift or entertainment should ever be offered, given, provided or accepted by any Covered Person, family member or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations.  Under no circumstances should gifts or benefits of any nature or in any amount ever be offered to or taken from representatives of federal, state or local governments or the agencies or regulatory authorities of any such governments.  That includes paying for meals of the government official.  Offering or accepting gifts or benefits from such representatives is contrary to Diversinet policy and may well violate the laws or the policies of such governments, agencies or authorities.  Please discuss with your supervisor any gifts or proposed gifts which you are not certain are appropriate.

VII.

DISCRIMINATION AND HARASSMENT

We are firmly committed to providing equal opportunity in all aspects of employment and application for employment and to providing a workplace free from harassment of any kind.  Harassment includes verbal, physical or visual conduct that creates an intimidating, offensive or hostile working environment or that interferes with work performance.  Some examples of harassment include derogatory comments based on racial or ethnic characteristics, unwelcome sexual advances, or other conduct of a sexual nature which creates a hostile work environment or interferes with work performance.  We encourage you to promptly report any incident of harassment to your supervisor or manager, or to any other member of management with whom you are comfortable.  We will investigate every reported complaint promptly, thoroughly and confidentially, to the extent practicable, consistent with our obligation to investigate thoroughly.

VIII.

HEALTH AND SAFETY

Our policies regarding health and safety generally and the use of illegal drugs and alcohol in particular are described elsewhere in our policies.  The Company strives to provide each employee with a safe and healthy work environment.  Each Covered Person is responsible for assisting us to maintain a safe and healthy workplace for all persons by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behaviour are strictly prohibited.  Covered Persons may not report to work in any condition other than in a manner ready to perform their duties, free from the influence of illegal drugs or alcohol.

IX.

RECORD-KEEPING

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions and in order to properly report its activities.  All of the Company’s books, records, timesheets, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls and procedures.  Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

Many Covered Persons regularly use business expense accounts, which must be documented and recorded accurately.  If you are not sure whether a certain expense is legitimate, you should ask your supervisor or other appropriate person.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood.  This applies equally to e-mail, internal memos, and formal reports.  Records should always be retained or destroyed according to the Company’s record retention policies.  In accordance with those policies, in the event you become aware of any litigation or governmental investigation please consult the Company’s Chief Executive Officer.  Any correspondence form any state or federal regulator or the Better Business Bureau, or any legal process (including without limitation subpoenas, discovery requests or deposition notices) that you receive must be immediately forwarded to the Company’s Chief Executive Officer.

X.

CONFIDENTIALITY OF COMPANY INFORMATION

In carrying out the Company’s business, Covered Persons often learn confidential or proprietary information about the Company, its customers, prospective customers or other third parties.  Each Covered Person must maintain the confidentiality of confidential or proprietary information obtained or entrusted to him/her by the Company, except when disclosure is authorized by the Company or required by laws, regulations or legal proceedings.  Confidential or proprietary information includes, among other things, any non-public information concerning the Company, including its business, financial performance, results or prospects, customer lists, employee information, terms or fees offered to particular customers, marketing or strategic plans, technology systems, or proprietary or product systems developments.  The obligation to preserve confidential or proprietary information continues even after employment ends.  In connection with this obligation, every Covered Person should have executed a confidentiality agreement when he or she began his or her employment with the Company.

Each Covered Person must take precautionary measures to prevent unauthorized disclosure of confidential or proprietary information.  Accordingly, such persons should take steps to ensure that business-related paperwork and documents are produced, copied, faxed, filed, stored and discarded by means designed to minimize the risk that unauthorized persons might obtain access to confidential or proprietary information.

XI.

PROTECTION AND PROPER USE OF COMPANY ASSETS

All Covered Persons should endeavour to protect the Company’s assets and ensure their efficient use.  Theft, carelessness, and waste have a direct impact on the Company’s profitability.  Any suspected incident of fraud or theft should be immediately reported for investigation.  In addition, we provide certain technology resources and pieces of equipment for use in the performance of business job duties.  These include such obvious items as telephone (including voicemail) and access to computers, the internet and electronic mail, as well as other equipment items.  These items are provided for your business use, and remain Company property.  We expect that you will use our technology and resources in a manner that enhances productivity, enhances our public image, and is respectful of others, including other employees.  Personal use of these items and resources should be kept to a minimum, and limited to non-work time, except in emergencies.

The obligation of Covered Persons to protect the Company’s assets includes its proprietary information.  Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, customer lists, designs, databases, records, salary information and any unpublished financial data and reports.  Unauthorized use or distribution of this information violates our policy.  It could also be illegal and result in civil or even criminal penalties.

XII.

PAYMENTS TO GOVERNMENT PERSONNEL

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business.  It is strictly prohibited to make such payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel.  The promise, offer or delivery to an official or employee of the U.S. government of a gift, favour or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offence.  State and local governments, as well as foreign governments, may have similar rules.

XIII.

WAIVERS OF THE CODE

Any waiver of this Code for executive officers or directors may be made only by the Board or a Board committee and will be promptly disclosed as required by law or securities regulations.

XIV.

REPORTING ILLEGAL OR UNETHICAL BEHAVIOR

All of the policies we describe in this Code sound relatively straight-forward and even self-evident when recited, but can be much more difficult to recognize or apply in real time and real life.  We encourage you to talk to your supervisors, managers or other appropriate personnel whenever you see something that you think may be either illegal or unethical, and particularly if you are not certain about the best course of action in a particular situation.  Our policy prohibits retaliation for reports of misconduct by others made in good faith by Covered Persons, and we expect all Covered Persons to cooperate in internal investigations of misconduct.  Any Covered Person may submit a good faith concern regarding questionable accounting or auditing matters without fear of dismissal or retaliation of any kind.

XV.

PRACTICAL GUIDELINES

We must all work to ensure prompt and consistent action against violations of this Code.  However, in some situations it is difficult to know if a violation has occurred.  Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem.

These are the steps to keep in mind:

•

Make sure you have all the facts.  In order to reach the right solutions, we must be as fully informed as possible.

•

Ask yourself: What specifically am I being asked to do?  Does it seem unethical or improper?  This will enable you to focus on the specific question you are faced with, and the alternatives you have.  Use your judgment and common sense; if something seems unethical or improper, it probably is.

•

Discuss the problem with your supervisor.  This is the basic guidance for all situations.  In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process.  Remember that it is your supervisor’s responsibility to help solve problems.

•

You may report ethical violations in confidence and without fear of retaliation.  If your situation requires that your identity be kept secret, your anonymity will be protected.  The Company does not permit retaliation of any kind against Covered Persons for good faith reports of ethical violations.

•

Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

#

Diversinet Corp.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER AND OTHER OFFICERS

Diversinet Corp. (the “Company”) has a Code of Business Conduct and Ethics applicable to all directors and employees of the Company.  The Chief Executive Officer (“CEO”) and all senior officers, including the Chief Financial Officer (“CFO”), Chief Operating Officer (“COO”) and Executive Vice Presidents (“EVP”) and principal accounting officer, (collectively “Officers”) are bound by the provisions set forth therein relating to ethical conduct, conflicts of interest and compliance with law.  In addition to the Code of Business Conduct and Ethics, the Officers are subject to the following additional specific policies:

1.

The CEO and the CFO are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the Securities and Exchange Commission.  Accordingly, it is the responsibility of the Officers to promptly to bring to the attention of the persons preparing the Company’s periodic reports any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings.

2.

The CEO and each Officer shall promptly bring to the attention of Board of Directors any information he or she may have concerning (a) significant deficiencies or material weaknesses in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

3.

The CEO and each Officer shall promptly bring to the attention of the CEO and to the Board of Directors any information he or she may have concerning any violation of the Company’s Code of Business Conduct and Ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

4.

The CEO and each Officer shall promptly bring to the attention of the Board of Directors any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of the Code of Business Conduct and Ethics or of these additional procedures.

5.

The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Code of Business Conduct and Ethics or of these additional procedures by the CEO and the Company’s Officers.  Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code of Business Conduct and Ethics and to these additional procedures, and shall include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and termination of the individual’s employment.  In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.

#

ACKNOWLEDGMENT

DIVERSINET CORP.’S CODE OF BUSINESS CONDUCT AND ETHICS

I acknowledge that I have received and read the Diversinet Corp. Code of Business Conduct and Ethics and understand my obligations as an [employee/officer/director] to comply with the principles, policies and laws outlined in the Code.

I understand that my agreement to comply with the Code of Business Conduct and Ethics does not constitute a contract of employment.

Signature:
Name:
Date:

NOTICE: The original of this form will be placed in your official personnel file and a copy should be kept by you.

#

Exhibit 12.1

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

c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent functions):

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

Dated March 31, 2005

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

c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent functions):

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

Dated: March 31, 2005

---------------------

/s/ David Hackett

Name:

David Hackett

Title:

Chief Financial Officer

#

Exhibit 13.1

CERTIFICATION OF PERIODIC FINANCIAL REPORT

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(18 U.S.C. SECTION 1350)

I, Nagy Moustafa, Chief Executive Officer of Diversinet Corp., hereby certify that the Annual Report on Form 20-F for the Fiscal Year ended December 31, 2004 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of Diversinet Corp.

/s/ Nagy Moustafa

Name: Nagy Moustafa

Title:   Chief Executive Officer

March 31, 2005

This certification is made solely for the purposes of 18 U.S.C. Section 1350, subject to the knowledge standard set forth therein, and not for any other purpose. It is not being filed as part of the Annual Report or as a separate disclosure document.

#

Exhibit 13.2

CERTIFICATION OF PERIODIC FINANCIAL REPORT

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(18 U.S.C. SECTION 1350)

I, David Hackett, Chief Financial Officer of Diversinet Corp., hereby certify that the Annual Report on Form 20-F for the Fiscal Year ended December 31, 2004 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of Diversinet Corp.

/s/ David Hackett

Name: David Hackett

Title:   Chief Financial Officer

March 31, 2005

This certification is made solely for the purposes of 18 U.S.C. Section 1350, subject to the knowledge standard set forth therein, and not for any other purpose. It is not being filed as part of the Annual Report or as a separate disclosure document.

#

Exhibit 23.1

kpmg

KPMG LLP

Chartered Accountants

Telephone

(416) 228-7000

Yonge Corporate Centre

Telefax

(416) 228-7123

4100 Yonge Street Suite 200

www.kpmg.ca

North York ON M2P 2H3

Canada

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Diversinet Corp.

We consent to the incorporation by reference in the registration statement (No. 333-122284) on Form F-1/A, the registration statement (No. 333-122284) on Form F-3 (whch was amended by the aformentioned registration statement on Form F-1/A), the registration statement (No. 333-113646) on Form F-3, the registration statement (No. 333-107251) on Form F-3, the registration statement (No. 333-114674) on Form S-8 and the registration statement (No. 333-103356) on Form S-8  of Diversinet Corp. of our report dated February 14, 2005, except with respect to note 16 which is as of February 28, 2005, with respect to the consolidated balance sheets of Diversinet Corp. as at December 31, 2004, December 31, 2003 and October 31, 2002, and the related consolidated statements of earnings and deficit and cash flows for each of the years ended December 31, 2004, December 31, 2003, October 31, 2002 and for the fourteen month period ended December 31, 2003, which report appears in the December 31, 2004, Annual Report on Form 20-F of Diversinet Corp.  Our report dated February 14, 2005, except with respect to note 16 which is as of February 28, 2005, includes additional comments for U.S. readers that states that conditions and events exist that cast substantial doubt on the Company’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

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

/s/ KPMG LLP

Chartered Accountants, Toronto, Canada, February 14, 2005 except for note 16 which is as of February 28, 2005.

#

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

As at

	December 31 2004	December 31 2003	October 31 2002

Assets

Current assets:
Cash and cash equivalents	$ 734,058	$ 722,569	$ 608,692
Short-term investments	2,000,000	1,243,960	1,843,657
Accounts receivable (including $nil, $62,293,
$110,148 from joint venture, note 8)	761,978	1,081,760	265,672
Other receivables	52,189	85,748	15,933
Prepaid expenses	201,857	375,009	77,012
Total current assets	3,750,082	3,509,046	2,810,966

Capital assets, net (note 4)	593,673	986,316	1,198,527
Purchased technology, net of accumulated
amortization of $251,333, (2003-$62,833,
2002-$nil) (note 3)	125,667	314,167	–
Customer assets net of accumulated
amortization of $441,024, (2003- $110,256,
2002-$nil) (note 3)	551,280	882,048	–
Goodwill (notes 2c and 3)	2,286,932	5,311,932	–

Total assets	$ 7,307,634	$ 11,003,509	$ 4,009,493

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$ 591,356	$ 899,644	$ 352,025
Accrued liabilities (note 5)	710,923	1,351,400	698,137
Notes payable	4,611	28,192	–
Current portion of promissory note	–	300,000	–
Deferred revenue	165,343	477,449	9,228
Total current liabilities	1,472,233	3,056,685	1,059,390

Promissory note	–	300,000	–

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

On behalf of the Board:

/s/ Mark Steinman

/s/ Nagy Moustafa

Mark Steinman, Chairman

Nagy Moustafa, Director

#

DIVERSINET CORP.

Consolidated Statements of Earnings and Deficit

(In United States dollars)

	Year ended December 31 2004	Year ended December 31 2003	Fourteen-month period ended December 31 2003	Year ended October 31 2002

Revenue (including $nil, $nil, $85,138, $127,034,
from joint venture, note 8)	$7,044,888	$8,521,516	$8,562,676	$710,250

Cost of sales	5,238,727	6,622,495	6,622,495	–
Gross margin	1,806,161	1,899,021	1,940,181	710,250

Expenses:
Research and development	1,153,758	1,275,598	1,513,323	1,478,980
Sales and marketing	1,729,568	2,487,881	2,656,099	1,103,722
General and administrative	2,636,908	2,093,639	2,345,572	1,754,696
Other (note 3)	(171,000)	–	–	–
Depreciation and amortization	935,981	681,719	740,049	404,015
Goodwill impairment charge (note 2c)	3,025,000	–	–	–
	9,310,215	6,538,837	7,255,043	4,741,413

Loss before the following	(7,504,054)	(4,639,816)	(5,314,862)	(4,031,163)

Foreign exchange loss	28,386	324,365	308,642	144,606
Interest income and other income	(15,598)	(5,430)	(26,302)	(111,096)
Interest expense	–	–	20,872	–

Loss for the period	(7,516,842)	(4,958,751)	(5,618,074)	(4,064,673)

Deficit, beginning of period	(41,481,762)	(36,523,011)	(35,863,688)	(31,799,015)
Adjustment for cumulative effect of change in
accounting for stock based compensation (note 2p)	(186,887)	–	–	–
Deficit, end of period	$ (49,185,491)	$(41,481,762)	$(41,481,762)	$(35,863,688)

Basic and diluted loss per share (note 7)	$ (0.62)	$(0.71)	$(0.87)	$(1.37)

Weighted average number of common shares	12,144,565	7,022,447	6,478,296	2,971,692

See accompanying notes to consolidated financial statements.

#

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

	Year ended December 31 2004	Year ended December 31 2003	Fourteen-month Year ended December 31 2003	Year ended October 31 2002

Cash provided by (used in):

Operating activities:
Loss for the period	$ (7,516,842)	$ (4,958,751)	$ (5,618,074)	$ (4,064,673)
Items not involving cash:
Depreciation and amortization	935,981	681,719	740,049	404,015
Goodwill impairment charge (note 2c)	3,025,000	–	–	–
Stock-based compensation expense	760,916	825,010	825,010	–
Other (note 3)	(171,000)	–	–	–
Unrealized foreign exchange loss	–	477,210	415,813	71,603
Change in non-cash operating working capital:
Accounts receivable	319,782	2,421,204	2,425,570	(91,726)
Other receivables	33,559	(55,757)	(69,815)	47,094
Prepaid expenses	173,152	13,457	(98,846)	300,700
Accounts payable	(308,288)	(1,196,927)	(571,786)	(402,707)
Accrued liabilities	(640,477)	1,130,029	431,892	(777,766)
Deferred revenue	(312,106)	(152,162)	(156,371)	(18,552)
Cash used in continuing operations	(3,700,323)	(814,968)	(1,676,558)	(4,532,012)

Financing activities:
Issue of common shares, common share
purchase options and warrants for cash	4,565,503	2,920,746	2,920,646	3,108,317
Notes payable	(23,581)	(873,323)	(873,323)	–
Repayment of promissory notes payable	(50,000)	–	–	–
Bank indebtedness	–	(240,979)	(240,979)	–
Cash provided by financing activities	4,491,922	1,806,444	1,806,344	3,108,317

Investing activities:
Short-term investments	(756,040)	(269,777)	599,698	112,799
Acquisitions, net of cash received	–	(541,084)	(541,084)	–
Net (addition) disposal of capital assets	(24,070)	42,085	(74,523)	(20,525)
Cash provided by (used in) investing activities	(780,110)	(768,776)	(15,909)	92,274

Increase (decrease) in cash and cash equivalents	11,489	222,700	113,877	(1,331,421)

Cash and cash equivalents, beginning of period	722,569	499,869	608,692	1,940,113

Cash and cash equivalents, end of period	$734,058	$722,569	$722,569	$608,692

Supplementary non-cash financing and
investing activities:
Issue of warrants on acquisitions	$–	$1,044,640	$1,044,640	$–
Issue of common shares on acquisitions	–	4,959,875	4,959,875	–
Issuance of shares in settlement of debt	400,000	–	–	–

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

During the fourth quarter of the 2004 fiscal year, the Company completed its goodwill impairment test relating to goodwill, and determined that goodwill of $525,000 as at December 31, 2004 relating to the DSS reporting unit (note 3a) and $2,500,000 relating to the Caradas reporting unit was impaired.  Impairment was tested at the reporting unit level by comparing the reporting units carrying amount to its fair value.  The fair value of the reporting units were estimated using discounted cash flows.  To the extent the reporting units carrying amount exceeded its fair value, an impairment of goodwill existed.  Impairment was measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount.  During fiscal 2004 Caradas (note 3b) lost a significant customer and was unable to attract significant new customers in order to generate the expected cash flows.  DSS has also lost several customers and key management left the Company in the current period.  Application of the goodwill impairment test requires judgment, including assignment of assets and liabilities and determination of the fair value of each reporting unit.  The fair value of each reporting unit is estimated using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur, and determination of discount rate and terminal asset value.  The Company believes goodwill is recorded at its fair value as at December 31, 2004 and will be recovered from the future cash flows of the reporting units.

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 are as follows:

Balance January 1, 2003	$ -
Acquired during the year (note 3a, 3b)	5,311,932
Balance December 31, 2003	5,311,932
Goodwill impairment charge (note 3a, 3b)	(3,025,000)
Balance December 31, 2004	$2,286,932

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

Consulting revenues are recognized on a time and materials basis, or on a percentage of completion basis, depending on the specifics of the contract, as employees and subcontractors provide services. Revenue from time and materials service contracts are recognized as the services are provided.  Revenue from long term contracts is recognized based on actual hours incurred as specific deliverables are achieved, consistent with the Company’s proportional performance under the contractual arrangement.  Losses on contracts are recognized during the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. Revenue recognized in excess of billings is recorded as unbilled services.  Billings in excess of revenue recognized are recorded as deferred revenue until the above revenue recognition criteria are met.  Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, are included in revenues.

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

	Year ended	Fourteen months ended
	December 31, 2003	December 31, 2003
Loss for the period as reported	$(4,958,751)	$(5,618,074)
Pro forma loss	(5,145,638)	(5,804,961)
Pro forma loss per common share:
Basic and diluted	$(0.73)	$(0.90)
Weighted average number of common shares	7,022,447	6,478,296

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

1.

Capital assets:

		Accumulated	Net
December 31, 2004	Cost	depreciation	book
		and amortization	value
Computer hardware	$ 1,147,777	$ 841,425	$ 306,352
Computer software	508,163	385,197	122,966
Furniture and fixtures	290,789	171,249	119,540
Leasehold improvements	170,825	126,010	44,815
	$2,117,554	$1,523,881	$593,673

In the year ended December 31, 2004, depreciation expense and amortization on capital assets amounted to $416,712.

		Accumulated	Net
December 31, 2003	Cost	depreciation	book
		and amortization	value
Computer hardware	$ 1,342,228	$ 817,852	$ 524,376
Computer software	556,319	365,310	191,009
Furniture and fixtures	291,174	138,401	152,773
Leasehold improvements	234,865	116,707	118,158
	$ 2,424,586	$ 1,438,270	$ 986,316

In the year ended December 31, 2003, depreciation expense and amortization on capital assets amounted to $508,630.

2.

Accrued liabilities:

	December 31	December 31
	2004	2003
Compensation	$378,726	$815,135
Professional fees	102,760	372,663
Miscellaneous	229,537	163,602
	$710,923	$1,351,400

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

3.

Income taxes:

The tax effects of significant temporary differences representing future tax assets is as follows:

	December 31	December 31	October 31
	2004	2003	2003
Future tax assets:
Operating loss carryforwards	$12,270,399	$10,813,090	$10,635,743
Capital loss carryforwards	754,249	567,607	558,094
Share issue costs	109,248	121,514	119,478
Research and development costs	3,365,743	2,736,323	2,631,275
Capital assets, accounting basis less than tax basis	6,129,204	5,706,491	5,604,328
	22,628,844	19,945,025	19,548,918
Valuation allowance	(22,628,844)	(19,945,025)	(19,548,918)
Net future tax assets	$ –	$ –	$ –

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

A summary of sales to major customers that exceeded 10% of total sales and the approximate amount due from these customers during each of the years in the three-year period ended October 31, 2003 and the fourteen month period ended December 31, 2003, are as follows:

Sales				Accounts Receivable
	December 31 2004	December 31 and October 31, 2003	October 31 2002	December 31 2004	December 31 2003
Customer 1	17%	30%	–	$ 183,192	203,752
Customer 2	17%	20%	–	178,417	125,746
Customer 3	–	–	12%	62,293	62,293
Customer 4	–	–	25%	–	–
Customer 5	–	–	28%	–	–
Customer 6	–	–	17%	42,500	42,500

The Company does not consider itself to be economically dependent on any single customer or supplier.

Revenue is attributable to geographic location based on the location of the customer, as follows:

	Year end December 31 2004	Year end December 31 2003	Fourteen months December 31 2003	Year end October 31 2002
Sales:
United States	$ 6,776,505	$ 8,177,989	$ 8,219,149	$ 17,259
Canada	116,525	9,665	9,665	204,159
Other	110,000	70,000	70,000	45,082
Asia	41,858	263,862	263,862	443,750
	$ 7,044,888	$ 8,521,516	$ 8,562,676	$ 710,250
Revenue is attributable as follows:
	Year end December 31 2004	Year end December 31 2003	Fourteen months December 31 2003	Year end October 31 2002
Sales:
Consulting services	$ 6,716,001	$ 8,192,756	$ 8,202,336	$ 503,058
Licensing	328,760	328,760	360,340	207,192
	$ 7,044,888	$ 8,521,516	$ 8,562,676	$ 710,250

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

Valuation Accounts and Reserves:

	December 31 2004	December 31 2003	October 31 2002
Allowance for Doubtful Accounts
Opening balance	$ 235,582	$ -	$ -
Additions (deductions)	15,991	235,582	-
Closing balance	$ 251,573	$ 235,582	$ -

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

	December 31 2004	December 31 2003	October 31 2003	October 31 2002
Share capital:
Canadian GAAP	$52,445,135	$49,191,482	$49,201,868	$40,677,545
Elimination of reduction of share capital (a)
	30,089,054	30,089,054	30,089,054	30,089,054
U.S. GAAP	$82,534,189	$79,280,536	$79,290,922	$70,766,599
Deficit and comprehensive loss:
Canadian GAAP	$(49,185,491)	$(41,481,762)	$(40,697,816)	$(35,863,688)
Elimination of reduction
of share capital (a)	(30,089,054)	(30,089,054)	(30,089,054)	(30,089,054)
Compensation expense (b)	(991,696)	(991,696)	(991,696)	(991,696)
Compensation expense (b)	577,549	–	–	–
Stock Based Compensation (b)	186,887	–	–	–
U.S. GAAP	$(79,501,805)	$(72,562,512)	$(71,778,566)	$(66,944,438)
Consolidated statements of loss:
Loss under Canadian GAAP$	$(7,516,842)	$ (4,958,701)	$ (4,834,128)	$(4,064,673)
Compensation expense (b)	577,549	–	–	(35,052)
Loss under U.S. GAAP	$(6,939,293)	$(4,958,701)	$(4,834,128)	$(4,099,725)
Basic and diluted loss per share
under U.S. GAAP	$(0.57)	$(0.71)	$(0.85)	$(1.38)

Loss under U.S. GAAP	$ (6,939,293)	$(4,958,701)	$(4,834,128)	$(4,099,725)
Other comprehensive loss
(income) being cumulative
translation adjustment (c)	–	(477,210)	(490,602)	(1,936,534)
Comprehensive loss under
U.S. GAAP	$ (6,939,293)	$(5,435,911)	$(5,324,730)	$(6,036,259)

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

	December 31 2004	December 31 2003	October 31 2003	October 31 2002
Loss under U.S. GAAP	$ (6,939,293)	$ (4,958,701)	$ (4,834,128)	$ (4,099,725)
Compensation expense	1,529,532	1,281,680	1,283,886	4,258,204
Pro forma loss under
U.S. GAAP	(8,468,825)	(6,240,381)	(6,118,014)	(8,357,929)
Pro forma loss per common share:
Basic and diluted	(0.70)	(0.89)	(1.07)	(2.81)
Weighted average number of
common shares	12,144,565	7,022,447	5,715,423	2,971,692

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