Form 20-F
period 2005-12-31
DIVERSINET CORP
filed 2006-03-09
CIK 918387

As filed with the Securities and Exchange Commission on March 9, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

or

[x]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

For the fiscal year ended December 31, 2005

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:     24,316,691 Common Shares as of December 31, 2005

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

5

ITEM 3. (D)

RISK FACTORS

5

ITEM 4.

INFORMATION ON DIVERSINET

10

ITEM 4. (A)

HISTORY AND DEVELOPMENT OF DIVERSINET

10

ITEM 4. (B)

BUSINESS OVERVIEW

11

ITEM 4. (C)

ORGANIZATIONAL STRUCTURE

18

ITEM 4. (D)

PROPERTY, PLANT AND EQUIPMENT

18

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

18

ITEM 5. (A)

OPERATING RESULTS

19

ITEM 5. (B)

LIQUIDITY AND CAPITAL RESOURCES

25

ITEM 5. (C)

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ET CETERA.

27

ITEM 5. (D)

TREND INFORMATION

27

ITEM 5. (E)

OFF-BALANCE SHEET ARRANGEMENTS

27

ITEM 5. (F)

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

27

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

27

ITEM 6. (A)

DIRECTORS AND SENIOR MANAGEMENT OF THE REGISTRANT

27

ITEM 6. (B)

COMPENSATION

28

ITEM 6. (C)

BOARD PRACTICES

29

ITEM 6. (D)

EMPLOYEES

32

ITEM 6. (E)

SHARE OWNERSHIP

33

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

33

ITEM 7. (A)

MAJOR SHAREHOLDERS

33

ITEM 7. (B)

RELATED PARTY TRANSACTIONS

34

ITEM 7. (C)

INTERESTS OF EXPERTS AND COUNSEL

35

ITEM 8.

FINANCIAL INFORMATION

35

ITEM 8. (A)

FINANCIAL INFORMATION

35

ITEM 8. (B)

SIGNIFICANT CHANGES

35

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

37

ITEM 10. (D)

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITYHOLDERS

38

ITEM 10. (E)

TAXATION

38

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

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

43

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

44

ITEM 15.

CONTROLS AND PROCEDURES

44

ITEM 16. (A)

AUDIT COMMITTEE FINANCIAL EXPERT

44

ITEM 16. (B)

CODE OF ETHICS

44

ITEM 16. (C)

PRINCIPAL ACCOUNTANT FEES AND SERVICES

44

ITEM 16. (D)

EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

45

ITEM 16. (E)

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

45

PART III

ITEM 17.

FINANCIAL STATEMENTS

45

ITEM 18.

FINANCIAL STATEMENTS

45

ITEM 19.

EXHIBITS

45

SIGNATURE PAGE

46

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

3-A.

Selected Financial Data

The selected financial data for the fiscal years ended December 31, 2005, 2004, 2003 and October 31, 2003, 2002, and 2001, and for the fourteen months ended December 31, 2003 are derived from our audited financial statements.  The selected financial data for the two months ended December 31, 2003 are derived from our unaudited financial statements.  During 2003 we changed our fiscal year from October 31st to December 31st.  The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto and “Operating Results” appearing in Item 5-A. of this annual report.  As a result of a number of circumstances, including financing activities, the acquisition of DSS and Caradas and the U.S. dollar becoming the primary currency in which most of our business is transacted, effective October 1, 2003, we adopted the U.S. dollar as our measurement and reporting currency for preparation of our consolidated financial statements.  In addition, except where otherwise indicated, all financial information in this report is presented in United States dollars.

Our financial statements have been prepared in accordance with Canadian GAAP.  These principles conform in all material respects with U.S. GAAP except as described in Note 14 to our 2005 consolidated financial statements.  Under U.S. GAAP share capital would be greater and deficit would be less by $30,089,000 for each of the years due to the elimination of reduction in stated capital offset against accumulated shareholders’ deficit in March of 1999 recorded under Canadian GAAP which would not have been recognized under US GAAP.

Selected Financial Data

(in 000’s, except per share data)

Fiscal Year ended December 31		Fiscal Year ended December 31	Fiscal Year ended December 31	Fourteen Months Ended December 31	Two Months Ended December 31	Fiscal Year Ended October 31
	2005	2004	2003	2003	2003	2003	2002	2001
(In accordance with Canadian GAAP)
Revenue	$1,101	$2,603	$1,395	$1,436	$467	$967	$710	$793
Loss from Continuing Operations	(7,039)	(6,976)	(4,713)	(5,373)	(731)	(4,641)	(4,065)	(12,272)
Loss from Discontinued Operations	(71)	(541)	(246)	(246)	(52)	(193)	0	0
Net Loss	(7,110)	(7,517)	(4,959)	(5,618)	(784)	(4,834)	(4,065)	(12,272)
Weighted Average no. of shares (000’s)	20,578	12,145	7,022	6,478	11,043	5,715	2,972	2,638
Loss Per Share – Continuing Operations	(0.34)	(0.57)	(0.67)	(0.83)	(0.07)	(0.81)	(1.37)	(4.65)
Net Loss Per Share	(0.35)	(0.62)	(0.71)	(0.87)	(0.07)	(0.85)	(1.37)	(4.65)
Dividends Per Share	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Working Capital	1,081	2,278	452	452	452	1,114	1,752	2,253
Long-term Liabilities	0	0	300	300	300	300	0	0
Shareholders’ Equity	1,554	5,835	7,647	7,647	7,647	8,462	2,950	3,835
Total Assets	2,013	7,308	11,004	11,004	11,004	12,099	4,009	6,093
Share Capital	54,348	52,445	49,191	49,191	49,191	49,202	40,678	34,212
(In accordance with U.S. GAAP)
Revenue	$1,101	$2,603	$1,395	$1,436	$467	$967	$710	$793
Loss from Continuing Operations	(6,599)	(6,398)	(4,713)	(5,373)	(731)	(4,641)	(4,100)	(12,309)
Loss from Discontinued Operations	(71)	(541)	(246)	(246)	(52)	(193)	0	0
Net Loss	(6,670)	(6,939)	(4,959)	(5,618)	(784)	(4,834)	(4,100)	(12,309)
Loss Per Share – Continuing Operations	(0.32)	(0.53)	(0.67)	(0.83)	(0.07)	(0.81)	(1.38)	(4.67)
Net Loss Per Share	(0.32)	(0.57)	(0.71)	(0.87)	(0.07)	(0.85)	(1.38)	(4.67)
Long-term Liabilities	0	0	300	300	300	300	0	0
Shareholders’ Equity	1,554	5,835	7,647	7,647	7,647	8,462	2,950	3,835
Total Assets	2,013	7,308	11,004	11,004	11,004	11,945	4,009	6,093
Share Capital	84,437	82,534	79,281	79,281	79,281	79,281	70,767	60,348

At our March 1999 Annual Meeting, our shareholders approved a resolution providing for the reduction of our stated capital by $30,089,000.  This resulted in a reduction in our accumulated shareholders’ deficit in the same amount.  At December 31, 2005, we had an accumulated deficit of $56,295,000.  If our shareholders had not approved the reduction in our stated capital, our accumulated deficit at December 31, 2005 would have been $86,384,000 and December 31, 2004 would have been $79,274,000.

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five fiscal years ended December 31, 2005 and the end of each of the last six months, the average rates for the period, and the range of high and low rates for the period.  For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

	U.S. Dollar/Canadian Dollar
	Close	Average	High	Low
Month Ended 02/28/06	1.1476	1.1498	1.1611	1.1375
Month Ended 01/31/06	1.1567	1.1573	1.1621	1.1536
Month Ended 12/31/05	1.1613	1.1610	1.1646	1.1583
Month Ended 11/30/05	1.1809	1.1810	1.1852	1.1777
Month Ended 10/31/05	1.1777	1.1776	1.1818	1.1736
Month Ended 9/30/05	1.1774	1.1776	1.1819	1.1743
Fiscal Year Ended 12/31/05	1.1613	1.1610	1.1646	1.1583
Fiscal Year Ended 12/31/04	1.2020	1.3015	1.4003	1.1714
Fiscal Year Ended 12/31/03	1.2924	1.4014	1.5800	1.2905
Fiscal Year Ended 10/31/02	1.5661	1.5379	1.6190	1.5024
Fiscal Year Ended 10/31/01	1.5782	1.5400	1.5822	1.4895

The exchange rate was 1.1476 as of February 28, 2006.

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

We have limited financial resources, and if we fail to either raise capital when needed or generate revenues, we may need to cease operations.  Our ability to continue operations during the next fiscal year may be dependent on our ability to obtain additional financing.  Although we have made progress in developing our products and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and is unlikely to be sufficient within fiscal 2006.  We have obtained funding for operations from private equity placements in the past, but there is no assurance we will be able to do so again in the near future at commercially reasonable terms or at all despite the progress of the business.  In September 2005 we completed a private placement with the issuance of 5,000,000 common shares at a price of $0.40 per common share and 71,250 common share purchase warrants for gross proceeds of $2,000,000 to us.  The warrants expire on September 26, 2008 and are exercisable at $0.40 per share.  In December 2004 we completed a private placement with the issuance of 6,625,000 common shares at a price of $0.40 per common share for gross proceeds of $2,650,000.  In January 2004 we completed a private placement through the issuance of 1,000,000 common shares and 1,100,000 common share purchase warrants.  We received gross proceeds of $2,000,000 in the transaction.  The warrants were comprised of 500,000 warrants exercisable at $2.00 and 250,000 at $2.05 and 350,000 at $0.60.  Each warrant entitles the holder thereof to acquire one common share for a period of three years.  As well, the terms of new capital, if any, may materially dilute existing shareholders.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

We have lost money in the past, we have realized minimal revenues from continuing operations, we expect to continue to sustain losses in the future and may never achieve profitability.  We have not generated sufficient revenue to date from the sales of our solutions and licensing of our products.  For the year ended December 31, 2005, we posted a net loss of $7,109,000.  For the year ended December 31, 2004, we posted a net loss of $7,517,000.  For the year ended December 31, 2003, we posted a net loss of $4,959,000.  For the fourteen months ended December 31, 2003, we posted a net loss of $5,618,000.  For the year ended October 31, 2003, we posted a net loss of $4,834,000, and $4,065,000 for the year ended October 31, 2002.  We generated revenue of $1,101,000 for the year ended December 31, 2005, $2,603,000 for the year ended December 31, 2004, $1,395,000 in the year ended December 31, 2003, $1,436,000 for the fourteen months ended December 31, 2003, $967,000 in the twelve months ended October 31, 2003, $710,000 in the year ended October 31, 2002.  The auditors’ report on our December 31, 2005 consolidated financial statements included additional comments for U.S. readers that state that conditions and events exist that cast substantial doubt on our ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.  We may never achieve profitability or maintain profitability, if achieved, on a consistent basis.

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

We have a limited number of customers.  The loss of, or a significant reduction in business from, any of these customers would materially harm our business and results of operations, and our future prospects depend substantially on expanding our customer base.  During fiscal 2003, 49% of revenue was generated from one customer and 67% of revenue was generated from two customers.  During fiscal 2004, 46% of revenue was generated from one customer and 64% of revenue was generated from two customers.  During fiscal 2005, 38% of revenue was generated from one customer and 67% from two customers.  The loss of revenues from one or more significant customers, or the failure to collect receivables due from a major customer in a timely manner would have a material adverse effect on our results of operations.  If we are unable to expand our customer base, our results of operations will suffer.

Fluctuations in foreign exchange may adversely affect our business.  Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal 2004 and 2005, we have incurred a large portion of our expenses in U.S. dollars, but we also incurred a smaller portion of our expenses in other currencies including Canadian dollars, Pound Sterling and Hong Kong dollars.  Changes in the value of these currencies relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  With the completion of our financings in September 2005, we have a portion of our cash resources in U.S. dollar short-term investments and in Canadian dollars.  During fiscal 2004 and fiscal 2005, we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.

In February 2005, the Company’s subsidiary DSS Software Technologies (DSS) completed an agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  Diversinet is entitled to a five-year annual fee of up to $120,000 per year based on the purchaser meeting certain gross profit and net profit criteria.  These amounts will be recorded as income from discontinued operations, if and when received.  An impairment analysis for DSS as at December 31, 2005 indicated that the fair value of goodwill was nil and accordingly we recorded an impairment charge of $392,242.

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

We currently have two senior officers and 27 employees and contractors.  We may not be able to improve our solutions and products or create new products if we lose any of our key employees or contractors.  We do not maintain key person life insurance policies on any of our employees.  Skilled technical personnel can be difficult to attract depending on the strength of the economy and competitive opportunities.  We may not be able to retain our current employees if they receive better job offers from other employers.

We are involved in litigation which could result in judgments against us which, in the aggregate, could total more than our combined current assets, working capital and net assets.  There is currently one material claim pending against us.  If we lose this suit or enter into settlement requiring us to pay cash or issue any of our common shares, our liquidity and financial position will be adversely affected, and our shareholders’ ownership may be diluted. In May 2000 we were sued, along with our wholly owned Barbados subsidiary, in an action in which the plaintiff is seeking damages of $1,533,950 for breach of an October 25, 1995 dealer agreement with our previous printing business regarding the distribution of printing equipment and damages of $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs.

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

Our products use algorithms, or mathematical formulae, to encrypt and secure information.  The security afforded by our products is predicated on the assumption that these mathematical formulae are very difficult to solve.  This assumption is based on the fact that years of theoretical and empirical research by leading mathematicians have not resulted in any efficient solutions to these problems.  There can be no assurance, however, that future research will not uncover efficient solutions to these problems.

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

Our articles of incorporation authorize us to issue an unlimited number of common shares, which could result in dilution to our shareholders. Subject to regulatory and/or shareholder approval, shareholders may experience dilution or limitations in takeover attempts because our articles of incorporation allow us to issue an unlimited number of common shares.  Our shareholders have no right to purchase additional common shares when we issue new shares.  As of December 31, 2005, we had 24,316,691 common shares issued and outstanding.

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

The following table provides the amount spent on capital expenditures for the years ended December 31, 2005, 2004, and 2003:

YEAR	AMOUNT
2005	$97,000
2004	$24,000
2003	$205,000

With the exception of the sale of the DSS assets in February 2005 as detailed in this report herein, there have been no major capital divestitures during the fiscal years ended December 31, 2005, 2004, or 2003.  A large portion of the capital expenditures have been computer hardware and software required for our continued growth.  Most of these expenditures have occurred at our head office.  We currently have no significant capital expenditures or divestiture projects in process.  All capital expenditures have been financed through working capital.

4-B.

Business Overview

We are a mobile device security software product and service company that develops, markets and distributes mobile authentication solutions that provide for secure access to on-line services and corporate networks, as well as the secure transmission of data over mobile networks.  Our solution encompasses all aspects of communication and commercial transaction security requirements, covering the authentication and authorization of individuals involved, the integrity of the information being sent and the non-repudiation of the transaction.

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

We develop, license, service and support the Diversinet MobiSecure suite of mobile authentication products, solutions and services.  Diversinet MobiSecure Client provides the ability to support multiple mobile authentication solutions and service applications across a wide range of mobile device platforms.  Based on our intellectual property, patents and Passport Trust Platform™ developed over the last seven years, we have consolidated our core technology capabilities to an application service provider business model and re-branded our offerings as the Diversinet MobiSecure suite of mobile authentication products, solutions and services.  As an application service provider, Diversinet products, solutions and services allow companies to deploy the robust mobile-optimized strong authentication infrastructure needed for trusted exchange of sensitive information over mobile data networks quickly and cost-effectively. This enables companies to reduce the time-to-market for delivery of new secure mobile data applications and business services.

The Diversinet MobiSecure product, solution and service suite is comprised of the following individual software products and service offerings:

•

Diversinet MobiSecure Client mobile-optimized strong authentication software that can be embedded on a variety of mobile devices, manages the trusted credentials used to authenticate the mobile user for secure personal communications and commercial transactions and generates One-Time Passwords according to variety of industry-standard and proprietary algorythms.

•

Diversinet MobiSecure Authentication Service Center (MASC) is a service bureau which will provide Over-the-Air (OTA) Diversinet MobiSecure Client software, credential provisioning and registration lifecycle management for mobile device users.  Additionally, the service bureau will offer mobile-optimized validation services via Short Message Service (SMS)-based offerings to support ‘zero-client’ mobile devices for mass market mobile authentication services for users that do not carry mobile devices that can support our client software directly.  MASC also offers several internal and external options for validating OTPs.

•

Diversinet MobiSecure SDK provides mobile application developers with a suite of security Application Program Interface (APIs) to integrate the Diversinet MobiSecure Client software and service bureau infrastructure across a range of mobile device platforms, Internet and mobile data networks for secure personal communication and commercial transactions.

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

Our MobiSecure product also operates on Windows-based personal computers, of which there are approximately 500 million deployed around the world.

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

RSA Security

Research In Motion

Magna

Symbian

Rogers Wireless

PalmSource

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

Strengthening our Presence in the Canadian, US and Hong Kong Markets.  We believe the Canadian and U.S. markets will be active and growing markets for our mobile authentication products, solutions and services.  To strengthen our position in these important markets we are focusing our sales and marketing efforts to align our resources with strategic partners in each territory to deliver to local market needs.

Products and Services

We believe our technology and approach to mobile authentication services have several distinct advantages over existing security methods.  Most notably, our solutions were developed specifically for the mobile environment.  Our mobile-optimized technology minimizes demands placed on scarce device resources such as processor and memory, and as a result assists in conserving battery life.  Our technology also minimizes the amount of data sent over the network and the number of steps required to achieve a secure connection, which optimizes consumer network resources

We develop, market and distribute a complimentary product and service suite: Diversinet MobiSecure Client and Diversinet MobiSecure Authentication Services together provide, what we believe to be, a comprehensive security solution with a focus on mobile applications residing on Palm, RIM, Symbian, Microsoft and Java-based operating systems; mobile browser-based devices; and GSM/SIM (Subscriber Identity Module) based devices.

Our products and services are designed to address the unique needs of mobile devices, networks and applications.  When integrated with specific applications, our products enable mobile users to effectively manage secure communications and transactions across mobile data networks.

Diversinet MobiSecure Client

The MobiSecure Client is a mobile device resident software tool designed to support applications running on the mobile device with an accessible security service package.  The primary product objective is to enhance mobile device resident applications to utilize a series of mobile security functions supporting Authentication, Privacy, Integrity and Non-repudiation.

The MobiSecure Client package contains several initial applications.  These include a user One-Time Password (OTP) application as well as appropriate One-Time Password browser plug-ins to allow One-Time Passwords to be generated automatically during browser sessions.

Diversinet MobiSecure SDK

The Diversinet MobiSecure SDK provides mobile application developers with a suite of security Application Program Interface to integrate the Diversinet MobiSecure Client software and service bureau infrastructure across a range of mobile device platforms, Internet and mobile data networks for secure personal communication and commercial transactions

The Application Program Interfaces included with the SDK as designed to link server-side components with the client devices based upon a device class scheme, thereby simplifying the design work of application developers.

Diversinet MobiSecure Authentication Services

The Diversinet MobiSecure Authentication service will operate as a hosted application service bureau service bureau.

MobiSecure Authentication services will provide the basis for both supporting the provisioning of the Mobile Secure Client and the delivery of an SMS two-factor authentication service.

Service Applications

Our Diversinet MobiSecure Client and Authentication Services when launched will be primarily support a wide variety of emerging secure personal communications and commercial transaction applications in the financial, enterprise, consumer and gaming industries for both wired Internet and mobile Internet networks.

The generation of one-time passwords by the MobiSecure Client resident on smart phones or delivery of One-Time Passwords via the Diversinet MobiSecure Authentication Services will address the need for two-factor strong authentication.  This application eliminates the need for hardware tokens and addresses a need for multiple tokens delivered on the same device.

Product and Service Development

Our engineering group is focused on developing core technologies and enhancements to existing product lines to maintain and extend what we believe to be our technology and product leadership position.  More specifically, the group is currently focused on the development of additional features for Diversinet MobiSecure software and the Mobile Secure Authentication Services the features of which will be assessed in terms of market demand and competition.

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

Consulting Services and Support

We believe that a high level of service and support will be critical to our success and that a close and active customer relationship is important to facilitate rapid implementation of our solutions, assure customer satisfaction and provide us with important information regarding evolving customer requirements.  We are in the process of building a Diversinet MobiSecure services group that will provide product integration services, customized engineering support and training to our customers through our channel partners.

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

As of December 31, 2005, our research and development staff consisted of 18 employees (of which 8 hold advanced degrees in science or business).  Research and development expenditures were $1.2 million in the fiscal year ended December 31, 2005, $1.2 million in the fiscal year ended December 31, 2004, and $1.3 million in the fiscal year ended December 31, 2003.  We expect to spend approximately $1.6 million in fiscal 2006.  We believe that timely development of new and enhanced security products is necessary to remain competitive in the marketplace.

Customers

To date, we have executed limited pre-commercial collaboration programs with a wide range of market development partners and customers for mobile authentication services.  In addition, we received service revenue for support and maintenance from other service contracts for professional services and solutions.

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

The current sales and implementation cycle for our mobile authentication products, solutions and services is approximately six months and consists of four phases:

•

Initial contact and customer education/qualification

•

Pilot proof of concept

•

Early deployment testing

•

Phased production rollout

Seasonality

Seasonality does not affect our main business; our business generally does not fluctuate based solely on the time of year.

Raw Materials and Suppliers

We do not use a significant amount of raw materials in our business.  Substantially all of the raw materials that we use in our business are either freely available, such as office supplies, or are easily available to us at reasonable prices, such as computer hardware and software.

4-C.

Organizational Structure

In January 2003, we acquired 100% ownership of DSS, a professional services company, in Fremont California.  In February 2005 DSS completed an asset sale agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  As part of the agreement, Diversinet is entitled to a five year annual fee of up to $120,000 per year based on the purchaser meeting certain gross profit and net profit criteria.  In September 2003, we acquired 100% ownership of Caradas, a smart card-based application security company headquartered just outside Boston, Massachusetts.

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

We have five inactive wholly-owned subsidiaries, Diversinet Corporation of America, incorporated in Delaware, Diversinet Inc., an Ontario corporation which was formed on November 20, 1996; Instant Publisher Ltd., a Barbados corporation formed on December 2, 1993; Diversinet (Israel) Ltd., an Israeli corporation; and DSS Software Technologies, incorporated in California.

4-D.

Property, Plant and Equipment

Our head office is located in leased premises of approximately 6,200 square feet at 2225 Sheppard Avenue East, Suite 1801, Toronto, Canada M2J 5C2.  During 2003 we sublet the 17th floor (13,497 sq. ft.) and moved to the smaller space on the 18th floor.

The lease for our head office expires in August 2006.  We currently expect to be able to extend the terms of expiring leases or to find replacement facilities on reasonable terms.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our financial statements have been prepared in accordance with Canadian GAAP.  These principles conform in all material respects with U.S. GAAP except as described in Note 14 to our 2005 consolidated financial statements.

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

We develop, license, service and support the Diversinet MobiSecure suite of mobile authentication products, solutions and services.  Diversinet MobiSecure Client provides the ability to support multiple mobile authentication solutions and service applications across a wide range of mobile device platforms.  Based on our intellectual property, patents and Passport Trust Platform™ developed over the last seven years, we have consolidated its core technology capabilities to an application service provider business model and rebranded our offerings as the Diversinet MobiSecure suite of mobile authentication products, solutions and services.  As an application service provider, Diversinet products, solutions and services allow companies to deploy the robust mobile-optimized strong authentication infrastructure needed for trusted exchange of sensitive information over mobile data networks quickly and cost-effectively.  This enables companies to reduce the time-to-market for delivery of new secure mobile data applications and business services.

During 2002, the average U.S. - Canadian dollar rate was 1.57.  During 2003, the average U.S. - Canadian dollar rate had dropped to 1.40, causing our Canadian dollar expenditures to increase relative to the U.S. dollar.  During 2004, the average US – Canadian dollar rate was 1.30, causing our Canadian dollar expenditures to again increase relative to the US dollar.  During 2005, the average U.S. – Canadian dollar rate was 1.16, causing our Canadian dollar expenditures to increase relative to the U.S. dollar.  However with the inclusion of Caradas for the full year in 2004, leading to a higher percentage of US denominated expenditures, our overall Canadian dollar expenditures as a percentage of total expenditures dropped.

Operating Results

Unaudited quarter ended December 31, 2005 compared to the unaudited quarter ended December 31, 2004

Revenue

For the quarter ending December 31, 2005, we reported revenue of $159,000 compared to $419,000 for the quarter ended December 31, 2004.  During the quarter, we generated 100% (100% in 2004) from consulting services and nil (nil in 2004) from licensing.  The lower revenue for the 2005 quarter was due to a reduction in the Caradas revenues of approximately $254,000.  During the fourth quarter of 2005, Caradas revenues were $120,000 (2004 - $374,000) of which $47,000 was from deferred revenues.

Cost of sales

Cost of sales were $13,000 for the quarter ended December 31, 2005 compared to $267,000 for the same quarter in 2004.  During the fourth quarter of 2005, revenue included $47,000 from deferred revenues for which the costs incurred were included in the 2004 cost of sales.

Expenses

Research and development expenses were $310,000 for the quarter ended December 31, 2005 compared to $210,000 for the similar period of 2004.  During the fourth quarter of 2004, we received a net amount of $141,000 relating to investment tax credits for R&D work done in 2003 and the two month stub period in 2002.  Sales and marketing expenses were $354,000 for the quarter ended December 31, 2005 compared to $138,000 for the similar period of 2004.  The Q4 2005 results include severance costs as we realigned the sales and marketing team.  Throughout the quarter the average number of employees in this department was greater by one.  This resulted in remuneration, travel and human resource cost being greater by $144,000.  Public and media relations expenses were increased by $34,000 over Q4 2004.  General and administrative expenses were $503,000 for the quarter ended December 31, 2005 compared to $525,000 for the similar period of 2004.  The 2005 quarter includes $177,000 in stock-based compensation expense, compared to $256,000 for the similar period in 2004.

Depreciation and amortization

Depreciation and amortization expense was $48,000 for the quarter ended December 31, 2005 compared to $332,000 for the similar period of 2004.  During the fourth quarter of 2004, we increased our depreciation charge by $145,000 for our joint venture assets.  The expense for the fourth quarter of 2004 also included $130,000 relating to amortization of customer assets and purchased technology.  These assets were written off in the third quarter of 2005.  The remaining variance is the result of applying our rates to a declining net asset balance.

Other Income

We reported net income from discontinued operations of $28,000 for the quarter ended December 31, 2005 compared to a loss of $592,000 in the prior year’s comparative period.

Net Loss

We reported a net loss of $1,030,000 for the quarter ended December 31, 2005 and $4,166,000 for the quarter ended December 31, 2004.  The quarterly 2004 loss includes $2,500,000 related to a goodwill impairment charge for Caradas.  The loss per share was $(0.05) for the quarter ended December 31, 2005 compared to $(0.31) for the December quarter of 2004.

Year ended December 31, 2005 compared to year ended December 31, 2004

Revenue

For the year ending December 31, 2005 and 2004, we reported revenue of $1,101,000 and $2,603,000 respectively.  We generated 73% (90% in 2004) of our revenues from the United States, 18% (2% in 2004) from the Asia Pacific region, 9% (4% in 2004) from Canada and nil (4% in 2004) from other areas during the year ended December 31, 2005.  During this year, we generated 100% (87% in 2004) from consulting services and nil (13% in 2004) from licensing.  The lower revenue for 2005 was due to a reduction in the Caradas revenues of approximately $1.5 million.  During the third quarter of 2005 we received notice from one of our customers that they would not be renewing our contract to provide test lab services.  This contract represented $479,000 in 2005 revenues ($355,000 in 2004).  In 2004, we received $195,000 from a license sale of our Connexus Client software.  In January 2005 Diversinet began to focus on the evolving protection and trust needs of mobile users.  This shift resulted in a decrease in our US professional services in the amount of $833,000.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy and a rebuilding of the sales and marketing strategy of the company.

During 2005, 67% (64% in 2004) of our revenue came from two customers.  While we are endeavoring to increase our customer base, the market that we operate in is still in an evolving stage and our revenue is still quite small.  Therefore, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

Cost of sales

Cost of sales were $563,000 (gross margin of 49%) for the year ended December 31, 2005 compared to $1,427,000 (gross margin of 45%) for 2004.  This represents the direct costs associated for completing the software solutions and consulting services revenue.  The increase in the gross margins for 2005 are due in part to a $200,000 higher margin test lab project.

Expenses

Research and development expenses were $1,242,000 for the year ended December 31, 2005 compared to $1,154,000 for 2004.  During 2004 we received $141,000 relating to investment tax credits for R&D work done in 2003 and the two month stub period in 2002.

Sales and marketing expenses were $1,290,000 for the year ended December 31, 2005 compared to $1,195,000 for 2004.  The increase in sales and marketing is largely due to the implementation of the new strategy of the evolving protection and trust needs of mobile users started in January 2005.

General and administrative expenses were $2,301,000 for the year ended December 31, 2005 compared to $2,369,000 for 2004.  Included in the December 31, 2005 general and administrative expenses is $986,000 ($761,000 for 2004) relating to stock-based compensation expenses.  Remuneration and travel increased $146,000 over 2004 as a result of the addition to our executive team of a President offset by the reduction of an employee at head office.  Professional fees decreased by $353,000 over 2004 due to non-recurring legal settlements and consulting services which were not incurred in 2005.  Two large accounts were written off in 2004 resulting in bad debt charges of $85,000 (2005 for $0).  Rent expense increased to $158,000 ($119,000 for 2004) relating to our head office in Toronto, Canada.

Depreciation and amortization

Depreciation and amortization expense was $540,000 for the year ended December 31, 2005 compared to $920,000 for 2004.  During the fourth quarter of 2004 we increased our depreciation charge by $145,000 for our joint venture assets in recognition that we were in the process of winding up the joint venture.  With the sale of the DSS assets in February 2005, we expected to see reduced depreciation and amortization.  These figures also include amortization of purchased technology and customer assets acquired on September 1, 2003 in the amount of $126,000 ($189,000 for 2004) and $221,000 ($331,000 for 2004), respectively.

During the third quarter of 2005, we received notice from one of our customers that they would not be renewing our contract to provide test lab services.  Therefore, with there being no continuing customers from the September 2003 Caradas purchase and with our new strategy focused on the evolving protection and trust needs of mobile users, we determined that net customer assets were impaired under the fair value based methodology as prescribed under GAAP.  We have recorded a customer asset impairment charge of $331,000 (nil- 2004).  In consideration of the adverse change noted above, we completed our goodwill impairment testing during the third quarter of 2005.  As part of the purchase price calculation, and ultimately affecting the goodwill, the original value attributed to common shares provided in the Caradas acquisition was $3.45 per common share.  As the result of the above the fair value of our goodwill exceeded its carrying value which results in a $1,895,000 impairment charge in the current year.  Caradas has been unable to attract significant new customers in order to generate positive cash flows.

Other Income

Foreign exchange losses were $11,000 for the year ended December 31, 2005 compared to $28,000 for 2004.  We earned interest and other income of $32,000 during 2005 compared to $16,000 for 2004 through investing our excess cash.

We reported a loss from discontinued operations of $71,000 for the year ended December 31, 2005 compared to $542,000 for 2004.  In February 2005 DSS completed an agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  With the sale of the DSS assets, we have included the results of DSS as a single line item (‘discontinued operations’) in the financial statements.  During the first quarter of 2005, with the sale of DSS’ assets, goodwill from the acquisition of DSS of $392,000 has been included in determining the loss on disposition.

Net Loss

We reported a net loss for the year ended December 31, 2005 of $7,109,000 compared to $7,517,000 for 2004.  These net losses include stock-based compensation expense relating to the issuance of options and warrants of $986,000 and $761,000 during 2005 and 2004 respectively and a goodwill and customer asset impairment charge of $2,225,000 and $2,500,000 for 2005 and 2004 respectively.

Year ended December 31, 2004 compared to year ended December 31, 2003

Revenue

For the year ending December 31, 2004 and December 31, 2003, we reported revenue of $2,603,000 and $1,395,000 respectively.  We generated 90% (78% in 2003) of our revenues from the United States, 2% (16% in 2003) from the Asia Pacific region, 4% (1% in 2003) from Canada and 4% (5% in 2003) from other areas during the period ended December 31, 2004.  During this period, we generated 87% (76% in 2003) from consulting services and 13% (24% in 2003) from licensing.  The higher revenue for 2004 was due to an increase in revenues of $1.2 million through the acquisition of Caradas in September 2003.  We are operating in an evolving and unpredictable market and accordingly have and may continue to experience wide fluctuations in our revenues.

During 2004, 64% (67% in 2003) of our revenue came from two customers.  While we are endeavoring to increase our customer base, as the market that we operate in is still in an evolving stage and our revenue is still quite small, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

Cost of sales

Cost of sales were $1,427,000 (or gross margin of 45%) for the year ended December 31, 2004 compared to $417,000 (or gross margin of 70%) for 2003.  This represents the direct costs associated with completing the software solutions and consulting services revenue.  With the addition of Caradas, licensing revenues (which have a higher gross margin than consulting services) as a percentage of total revenue decreased from 24% in 2003 to 12% in 2004.

Expenses

Research and development expenses were $1,154,000 for the year ended December 31, 2004 compared to $1,276,000 for 2003.  The decrease is due in part to further headcount cost reduction measures carried out in during 2004.  During the year, we received a net amount of $141,000 relating to investment tax credits for R&D work done in 2003 and the two month stub period in 2002.  During 2003 we received $289,000 for 2002 and 2001 and a rebate of retail sales taxes paid in excess in 2001.

Sales and marketing expenses were $1,195,000 for the year ended December 31, 2004 compared to $1,720,000 for 2003.  The decrease in sales and marketing is largely due to the headcount cost cutting measures that we undertook in the second quarter of 2004.  Included in the December 31, 2003 sales and marketing expenses is $300,000 relating to stock-based compensation expenses.  For 2004, all stock-based compensation has been included in general and administrative expenses.

General and administrative expenses were $2,369,000 for the year ended December 31, 2004 compared to $1,731,000 for 2003.  Included in the December 31, 2004 general and administrative expenses is $761,000 ($525,000 for 2003) relating to stock-based compensation expenses.

Depreciation and amortization

Depreciation and amortization expense was $920,000 for the year ended December 31, 2004 compared to $663,000 for 2003.  During the fourth quarter of 2004 we increased our depreciation charge by $145,000 for our joint venture assets in recognition that we are in the process of winding up the joint venture.  These figures also include amortization of purchased technology and customer assets acquired on September 1, 2003 in the amount of $189,000 ($63,000 for 2003) and $331,000 ($110,000 for 2003), respectively.

Other Income

Foreign exchange losses for the year ended December 31, 2004 were $28,000 compared to $324,000 for the year ended December 31, 2003.  The 2003 figures include unrealized foreign exchange losses of $477,000 (2004 - $0).  Until October 1, 2003, we had historically prepared our consolidated financial statements in Canadian dollars and used the Canadian dollar as our measurement currency.  We earned interest and other income of $16,000 during for 2004 compared to $23,000 for 2003 through investing our excess cash.  Interest expenses were $0 for the year ended December 31, 2004 compared to $0 for 2003.

During the fourth quarter of 2004, we completed our goodwill impairment test and determined that goodwill of $525,000 as at December 31, 2004 (nil for 2003) relating to DSS and $2,500,000 (nil for 2003) relating to Caradas was impaired under the fair value based methodology as prescribed under GAAP.  During fiscal 2004, Caradas was unable to attract significant new customers in order to generate the expected cash flows.  DSS lost key management in the first quarter of 2004 and as a result DSS lost several customers over the course of the year.  Furthermore, as part of the purchase price calculation, and ultimately affecting the goodwill, the original value attributed to common shares provided in the Caradas acquisition was $3.45 per common share.  As the result of the above the fair value of our goodwill exceeded its carrying value which results in an impairment charge in the current period.

We reported a loss from discontinued operations of $541,000 for the year ended December 31, 2004 compared to $246,000 for 2003.  During the third quarter of 2004 we settled a dispute with a former shareholder of DSS and received 50,000 Diversinet common shares (with a fair value of $21,000) and the elimination of the promissory note payable of $150,000.  This $171,000 gain is offset by the inclusion of $525,000 relating to a goodwill impairment charge for DSS in 2004.

Net Loss

We reported a net loss of $7,517,000 for the year ended December 31, 2004 and $4,959,000 for the year ended December 31, 2003.  This net loss for 2004 and 2003 includes stock-based compensation expense relating to the issuance of options and warrants of $761,000 and $825,000 in 2004 and 2003 respectively and a goodwill impairment charge of $2,500,000 and $0 respectively.  During the year, we started to report a fair value for stock-based compensation and are including this as an expense.  During 2004, we revalued our goodwill from the DSS and Caradas acquisitions, discussed in further detail in this report.

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

In 2004 and 2005, our most complex accounting judgments were made in the areas of revenue recognition and goodwill impairment testing.  In 2003, our most complex accounting judgments were made in the areas of revenue recognition.  Revenue recognition is expected to continue to be an on-going element of our accounting processes and judgments.  Software revenue recognition is expected to continue to be an on-going element of our accounting processes and judgments.  Other important accounting policies are described in note 1 to our consolidated financial statements.

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

Included in our discontinued operations line are revenues from technical consulting services to tier one customers including financial, enterprise and technology companies such as Cisco Systems, Oracle, Sun Microsystems and Wells Fargo in the areas of systems integration, software development, and Enterprise Resource Planning “ERP” and Customer Relationship Management “CRM” implementation.  We provided technical consulting services to tier one customers including financial, enterprise and technology companies such as Cisco Systems, Oracle, Sun Microsystems and Wells Fargo in the areas of systems integration, software development, and Enterprise Resource Planning “ERP” and Customer Relationship Management “CRM” implementation.  Consulting revenues are recognized on a time and materials basis, or on a percentage of completion basis, depending on the contract, as employees and subcontractors provide services. Revenue from time and materials service contracts are recognized as the services are provided.  Revenue from long term contacts is recognized based on actual hours incurred as specific deliverables are achieved consistent with the Company’s proportional performance under the contractual arrangement.  Losses on contracts are recognized during the period in which the loss first becomes probable and reasonably estimable.  Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. Revenue recognized in excess of billings is recorded as unbilled services.  Billings in excess of revenue recognized are recorded as deferred revenue until the above revenue recognition criteria are met.  Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, are included in revenues.

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

Revenue earned on software arrangements involving multiple elements (i.e., software products, upgrades/enhancements, post contract customer support, installation, training, et cetera) is allocated to each element based on vendor specific objective evidence of relative fair value of the elements. When arrangements contain multiple elements and vendor specific objective evidence (“VSOE”) of fair value exists only for all undelivered elements, we recognize revenue for the delivered elements using the residual method.  VSOE of fair value for each element is either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately.  For arrangements containing multiple elements wherein VSOE of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until VSOE of fair value exists or all elements have been delivered.  The revenue allocated to post contract customer support is recognized ratably over the term of the support and revenue allocated to service elements (such as training and installation) is recognized as the services are performed.

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

During the third quarter of 2005, a Caradas customer contract expired and accordingly a goodwill and customer asset impairment analysis was performed for the Caradas reporting unit.  The impairment analysis indicated that the fair values of goodwill and customer assets were nil, and the Company recorded a goodwill write down of $1,894,690 and a customer assets write down of $330,768.  The impairment analysis for DSS indicated that the fair value of goodwill was nil and accordingly we recorded an impairment charge of $392,242 (included in loss from discontinued operations).  Application of the goodwill impairment test requires judgment, including assignment of assets and liabilities and determination of the fair value of each reporting unit.  The fair value of each reporting unit is estimated using a discounted cash flow methodology.  This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur, and determination of discount rate and terminal asset value.  The Company believes goodwill is recorded at its fair value as at December 31, 2005.

During fiscal 2004, Caradas was unable to attract significant new customers in order to generate expected cash flows, and DSS lost key management which resulted in the loss of several customers over the course of the year.  The Company completed a goodwill impairment test as at December 31, 2004 and determined that goodwill of $2,500,000 relating to Caradas and $525,000 relating to DSS was impaired under the fair value methodology as prescribed under GAAP.  Goodwill impairment charges for DSS have been included in the results from discontinued operations for all periods presented.

Recent Accounting Developments

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces Accounting Principles Board Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS 154 requires retrospective application to prior period’s financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. Certain disclosures are also required for restatements due to correction of an error. SFAS 154 is effective for accounting changes and corrections of errors, made in fiscal years beginning after December 15, 2005. The impact that the adoption of SFAS 154 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes and the nature of transitional guidance provided in future accounting pronouncements.

5-B.

Liquidity and Capital Resources

Unaudited quarter ended December 31, 2005 compared to the unaudited quarter ended December 31, 2004

The net change in cash and cash equivalents and short term investments for the fourth quarter of 2005 was ($1,214,000) compared to $1,901,000 for the fourth quarter of 2004.  The Q4 2005 decrease is mainly due to the continuing operating activities which used cash in an amount of $1,191,000.  The Q4 2004 net change in cash and cash equivalents and short term investments of $1,901,000 is due to continuing operating activities, which used cash in an amount of $747,000 which was offset by the financing completed during December 2004 year for gross proceeds of $2,650,000.

Year ended December 31, 2005 compared to year ended December 31, 2004

Cash and cash equivalents at December 31, 2005 were $1,356,000 compared with $723,000 at December 31, 2004.  Short term investments, being corporate debt securities with a term of less than 90 days that could be converted into cash, at December 31, 2005 were nil compared to $2,000,000 at December 31, 2004.  The net change in cash and cash equivalents and short term investments for 2005 was ($1,368,000) compared to $932,000 for 2004.  The fiscal 2005 decrease is mainly due to operating activities which used cash in an amount of $3,291,000 (compared to 2004 when operating activities used cash in the amount of $3,637,000) which was offset by a financing completed during 2005 for gross proceeds of $2,000,000 (in 2004 we completed two financing for gross proceeds of $2,000,000 in January 2004 and gross proceeds of $2,650,000 in December 2004).

On September 26, 2005, we completed a private placement of 5,000,000 common shares for gross proceeds of $2,000,000 and issued 71,250 common share purchase warrants to our placement agent.  Each warrant entitles the holder to acquire one common share at a price of $0.40 per common share for a period of three years from September 26, 2005.  During 2005 the Board approved an incentive plan, based on achievement of certain milestones, for the entire management team and employees consisting of up to $2,000,000 in cash and 2,000,000 nominal value warrants.

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

As of December 31, 2005, we had commitments under non-cancelable operating leases for our facilities and equipment through 2006 in amounts of $380,000 for fiscal 2006.

We are not subject to material market risk exposures, except for risks related to interest rate fluctuations and foreign currency exchange rates.  Our exposure to market rate risk for changes in interest rates relates primarily to our cash equivalents and short term investments, created by our past financings.  We have not used derivative financial instruments in our short term investments.  We invest in high quality money market instruments and bonds with terms of less than 90 days.  We are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default, market and reinvestment risk.  We do not make use of a bank line of credit and do not have any long-term debt.  The impact of inflation has not been material to our business over the past five years.

We believe that our cash and cash equivalents as at December 31, 2005 of $1,356,000 may be insufficient to meet our short-term working capital requirements for the next fiscal year.  We may need to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

The following table presents unaudited selected financial data for each of the last eight quarters ending December 31, 2005:

	Revenue for the period	Loss from continuing operations	Loss (income) from discontinued operations	Loss for the period	Loss per share from continuing operations	Loss per share
	($000’s)	($000’s)	($000’s)	($000’s)	($)	($)
December 31, 2005	159	1,057	28	1,030	0.04	0.04
September 30, 2005	258	3,371	(48)	3,323	0.17	0.17
June 30, 2005	330	1,453	5	1,458	0.08	0.08
March 31, 2005	354	1,158	141	1,299	0.06	0.07
December 31, 2004	419	3,574	592	4,166	0.27	0.31
September 30, 2004	720	908	(247)	660	0.07	0.05
June 30, 2004	611	1,265	82	1,347	0.10	0.11
March 31, 2004	853	1,228	115	1,343	0.10	0.11

The September 30, 2005 quarterly loss is higher than previous quarters largely due to the inclusion of a goodwill impairment change of $1,895,000 and a customer asset impairment charge of $331,000.  The December 31, 2004 quarterly loss is higher than previous quarters largely due to the inclusion of a goodwill impairment charge of $2,500,000 and $145,000 of depreciation and amortization charge relating to the joint venture.

Year ended December 31, 2004 compared to year ended December 31, 2003

Cash and cash equivalents at December 31, 2004 were $723,000 compared with $548,000 at December 31, 2003.  Short term investments, being marketable bonds with a term of less than 90 days that could be converted into cash, at December 31, 2004 were $2,000,000 compared to $1,244,000 at December 31, 2003.  The net change in cash and cash equivalents and short term investments for 2004 was $932,000 compared to $318,000 for 2003.  The fiscal 2004 increase is mainly due to operating activities which used cash in an amount of $3,637,000 (compared to 2003 when operating activities used cash in the amount of $2,264,000) which was offset by two financing completed during 2004, $2,000,000 gross proceeds in January 2004 and $2,650,000 gross proceeds in December 2004 (compared to $3,100,000 gross proceeds in June 2003) and the repayment of $50,000 of promissory notes payable.  Included in the 2004 operating activities was $225,000 paid to settle a legal fee dispute with our former attorneys on the Silva Run litigation.

The fiscal 2003 net change in cash and cash equivalents and short term investments of $317,000 was due to operating activities, which used cash in an amount of $984,000, the investment to acquire DSS and Caradas for net $541,000, the repayment of DSS’ bank indebtedness of $240,000 and the repayment of notes payable related to the acquisition of DSS of $873,000.  These cash usages were offset by financings of net $2,921,000 (being the June 2003 financing for gross proceeds of $3,100,000 net of fees).

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

The net change in cash and cash equivalents and short term investments for the fourth quarter of 2004 was $1,762,000 compared to ($488,000) for the fourth quarter of 2003.  The increase is mainly due to the fourth quarter of 2004 operating activities which used cash in an amount of $861,000 which was offset by the financing completed during December 2004 year for gross proceeds of $2,650,000.

The fourth quarter 2003 net change in cash and cash equivalents and short term investments of ($488,000) was due to operating activities, which used cash in an amount of $757,000 offset by the increase in promissory notes and notes payable related to the acquisition of Caradas of $162,000 and the issuance of shares for services to investment bankers and warrant compensation expense for $161,000.

With the acquisition of Caradas in September 2003, we acquired an opening accounts receivable balance of $985,000.  This opening balances and collections thereafter, helped contribute to the $571,000 change in accounts receivable during the fourth quarter of 2003.

5-C.

Research and Development, Patents and Licenses, et cetera

We plan to continue to invest in research and development for our mobile device security products based on the technology we purchased in 1996, and we anticipate spending approximately $1,650,000 in the year ending December 31, 2006 in connection with these efforts.  We expect to allocate funds almost entirely to salary payments to staff for the continued research and development of our security product suite.  We cannot reasonably estimate when the benefits, if any, of the continued development costs will be realized.  We also cannot reasonably estimate whether any of the continuing development costs will result in revenue for us, or whether additional sources of funding will be available if continued development of the technology is unsuccessful.

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

Our revenue model consists of (i) license fees from the licensing of our product suite which are one-time fees typically recorded upon execution of the license agreement, (ii) consulting revenues, as employees and subcontractors provide services to our customers, which are recognized on a time and materials basis, or on a percentage of completion basis, depending on the contract, as employees and subcontractors provide services (iii) recurring royalties from the provision of certificates and permits, and (iv) annual support fees.  As our business evolves, we expect that most of our revenue will be generated through recurring royalties.  This revenue stream is dependent on the adoption of transaction-based applications over wireless networks and therefore cannot be accurately projected at this time.

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

5-F.

Tabular Disclosure of Contractual Obligations

We are committed under operating leases for a total amount of approximately $380,000. The minimum payments due in each of the following years are as follows:

Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	379,639	379,639	-	-	-
Total	$379,639	$379,639	$-	$-	$-

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6-A.

Directors and Senior Management

Set forth below is information concerning our executive officers and directors as of March 9, 2006:

Name	Position	Age
Nagy Moustafa	CEO and Director	43
Mark C. Steinman	Chairman	59
Keith Powell	Director	61
Brian Barry	Director	49
James B. Wigdale, Jr.	Director	46
David Hackett	CFO and Secretary	41

The following sets forth certain information about each of our directors and executive officers:

Brian Barry, 49, has served as a Director since March 2005.  Mr. Barry currently is an independent consultant and in January 2005 Mr. Barry participated in the sale of Cilys to Openwave.  From May 2002 to May 2004 Mr. Barry was Chief Executive Officer of Hyperchip and from January 1998 to March 2002 he was Chief Executive Officer of Ericsson Canada where he revitalized the Canadian operations, increasing revenues from $300 million to $700 million.

David Hackett, 41, has served as Chief Financial Officer and Corporate Secretary since March 2002.  Previously, Mr. Hackett was CFO of a technology and service provider to electronic marketplaces, where he oversaw start-up operations, public financing and acquisitions.  Mr. Hackett has also held senior financial management positions at EveryWare Development, Alliance Atlantis Communications and Entertainment Information Services Ltd.

Nagy Moustafa, 43, has served as Diversinet’s Chief Executive Officer since November 1997 and President from November 1997 to December 2003.  Mr. Moustafa has more than 16 years of professional experience working in technology and engineering.

Keith Powell, 61, has served as a Director since July 2002. Mr. Powell is currently the principal of Keith Powell Consulting Inc., an information technology consulting firm and a Partner in XPV Capital Corp., a venture capital company investing in early stage communications companies. Mr. Powell also sits on several other boards. From 1980 to 2000, Mr. Powell held a number of positions with Nortel Networks, including Senior Vice-President, Information Services & Chief Information Officer from 1996 to 2000. In 1999 Mr. Powell was inducted into the Canadian Information Productivity Awards Hall of Fame.

Mark C. Steinman, 59, has served as a Director since June 1998 and Chairman since July 2002.  Mr. Steinman has 30 years of corporate finance experience, until December 2003 as Executive Vice President and Chief Financial Officer of Stelco Inc. and prior to 1999 as Chief Financial Officer of Spar Aerospace and Chief Financial Officer of Rogers Cablesystems.  Mr. Steinman is currently an independent consultant.

James (‘Jay’) B. Wigdale Jr., 46, has served as a Director since January 2005.  Mr. Wigdale founded Lakefront Partners, LLC, a money-management firm, in 1998 and is the firm’s Chief Investment Officer.  Prior to founding Lakefront, he was senior VP of Institutional Sales and Regional Manager for Robert W. Baird & Co.

6-B.

Compensation

The following table and notes show the executive compensation paid or accrued by us during the year ended December 31, 2005 to our officers earning in excess of $100,000 per year:

	Annual Compensation			Long Term Compensation
Name and Principal Position	Salary (Cdn$)	Bonus(3) (Cdn$)	Other Annual Compensation	Options/ SARs
Nagy Moustafa Chief Executive Officer	220,000(1)	20,000	6,000	-
Kashif Hassan President	200,000(2)	-	4,773	165,000
David Hackett Chief Financial Officer	180,000(3)	5,000	4,800	132,000
Michael O’Farrell	167,047(4)	-	4,777	52,800
David Annan	159,273(5)	-	3,580	72,600

(1)

Mr. Moustafa is currently being compensated at the rate of Cdn $220,000 per annum.  See “Employment Agreements”.

(2)

Mr. Hassan was being compensated at the rate of Cdn $200,000 per annum.  See “Employment Agreements”.

(3)

Mr. Hackett is currently being compensated at the rate of Cdn $180,000 per annum.  See “Employment Agreements”.

(4)

Mr. O’Farrell was being compensated at the rate of Cdn $180,000 per annum.  See “Employment Agreements”.

(5)

Mr. Annan is currently being compensated at the rate of Cdn $160,000 per annum.  See “Employment Agreements”.

(6)

Bonus allocations, if any, are determined annually at the discretion of the board of directors on the recommendation of the Compensation Committee, bonuses are paid and recorded as compensation in the fiscal year following the year in which they are earned as the determination is made by the Board in the following year.

There were no long-term incentive awards other than stock options made to the executive officers listed above during the fiscal year ended December 31, 2005.  There are no pension plan benefits in place for our executive officers and none of our senior officers or directors is indebted to us.

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

We entered into an employment agreement and consulting agreement with Kashif Hassan, effective January 3, 2005, which provides for an annual base salary of Cdn$200,000 and a performance bonus of Cdn$100,000, payable upon the achievement of corporate objectives.  The contract provides for payment of twelve months’ salary and bonus upon termination of employment. The employment agreement also contains certain change of control bonuses, non-disclosure provisions and is renewable annually, subject to certain termination provisions.  Mr. Hassan ceased being an employee in February 2006.

We entered into an employment agreement and consulting agreement with David Hackett, effective January 1, 2005, replacing an employment agreement effective March 26, 2002, as amended, which provides for an annual base salary of Cdn$180,000 and a performance bonus of Cdn$100,000, payable upon the achievement of corporate objectives.  The contract provides for payment of six months’ salary and bonus upon termination of employment, and payment of 18 months’ salary and bonus upon termination as a result of a change-in-control or a change in responsibilities following a change-in-control.  The employment agreement also contains certain change of control bonuses, non-disclosure provisions and is renewable annually, subject to certain termination provisions.

We entered into an employment agreement and consulting agreement with Michael O’Farrell, effective January 3, 2005 which provides for an annual base salary of Cdn$180,000 and a performance bonus of Cdn$100,000, payable upon the achievement of corporate objectives.  The contract provides for payment of three months’ salary and bonus upon termination of employment.  The employment agreement also contains certain change of control bonuses, non-disclosure provisions and is renewable annually, subject to certain termination provisions.  Mr. O’Farrell ceased being an employee in December 2005.

We entered into an employment agreement with David Annan, effective January 3, 2005 which provides for an annual base salary of Cdn$160,000 and a performance bonus of Cdn$80,000, payable upon the achievement of corporate objectives.  The contract provides for payment of three months’ salary and bonus upon termination of employment.  The employment agreement also contains certain change of control bonuses, non-disclosure provisions and is renewable annually, subject to certain termination provisions.

Compensation of Directors

Our directors received no compensation during fiscal 2005 for attending meetings of the board of directors or a committee of the board of directors.

Prior to February 2005, it had been our practice to grant to a director 50,000 options to acquire common shares of the Corporation upon his or her election as a director.  In addition we may grant directors additional options from time to time.  During fiscal 2005, Messrs Beck (who resigned in December 2004) Powell, Steinman, and Shiu each received 30,000 common shares.  During fiscal 2005, Messrs Beck, Steinman, and Shiu each received 30,000 common share purchase options at $0.40 and Powell received 30,000 options at $0.40 and 30,000 at $0.63.  Such options are exercisable to acquire common shares at the market price on the day preceding the grant pursuant to the terms of our Amended and Restated Stock Option Plan.  Furthermore, during February 2005, our Compensation Committee proposed and the full Board of Directors approved a change to director compensation.  For 2005 onward, each non-management directors shall receive either (i) 30,000 Diversinet common shares, or (ii) Cdn$10,000 (2,500 quarterly in arrears) and 30,000 options.

Options to Purchase Our Securities

Our Amended and Restated Stock Option Plan was established on October 15, 1993 and was amended on February 4, 1997, April 16, 1999, May 15, 2000, January 22, 2003, August 15, 2003, February 22, 2005 and February 22, 2006.  Under our share option plan, options for up to a specified maximum limit of 3,900,000 common shares may be granted from time to time by the board of directors to our directors, officers, employees and consultants of us and any of our subsidiaries.  Options granted under our share option plan have an exercise price equal to the closing price of the common shares on the day immediately proceeding the day of the grant and generally will be exercisable over a two-year period and will expire after five years.

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

As at February 28, 2006, there were a total of 2,261,123 options to purchase common shares outstanding under our share option plan at exercise prices ranging from $0.37 to $15.30 with expiration dates ranging from April 1, 2006 to January 23, 2011.  The directors and officers as a group hold options to purchase 1,515,000 of our common shares.  The following table provides details on the share options granted to our directors, officers, employees and consultants under the terms of our share option plan as at February 28, 2006.

Share Options Outstanding
Optionee	Total number of common shares subject to option	Share exercise price	Expiration date
Directors and Officers	1,515,000	U.S.$0.37 to U.S.$15.30	04/01/2006 – 01/31/2010
Employees and Consultants	746,123	U.S.$0.40 to U.S.$15.30	07/24/2006 – 01/23/2011

6-C.

Board Practices

Our Board presently consists of five directors who are elected annually.  Each director elected will hold office until the close of business of our first annual meeting of shareholders following his election unless his office is earlier vacated in accordance with our by-laws.  During 2005 we had three director resignations, Stanley Beck, Charles Shiu and Charles Walton.  During fiscal 2004 we had two director resignations, Derek Buntain and Albert Wahbe.  James B. Wigdale was appointed on January 3, 2005 to replace one of the directors.  Brian Barry was appointed on March 11, 2005 to replace one of the directors.  The Board has established three committees: the Audit Committee, the Compensation Committee and the Governance Committee.  Committee members are appointed annually following our annual meeting of shareholders.

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

The members of the Audit Committee are Mark Steinman (Chair), Keith Powell and James Wigdale, all of whom are non-management directors.  To carry out its responsibilities, the Audit Committee held four meetings during the year ended December 31, 2005 and four meetings during the year ended December 31, 2004.

Compensation Committee

Overview and Philosophy

The Compensation Committee is comprised of two directors.  It is the responsibility of the Compensation Committee to determine the level of compensation and to develop recommendations for stock option grants for approval by the Board of Directors in respect of our senior executives with a view to providing such executives with a competitive compensation package having regard to performance.  Performance is defined to include achievement of our strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors.  The members of the Compensation Committee are Keith Powell (Chair) and Jay Wigdale.

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

For the year ending December 31, 2005, the Compensation Committee recommended and approved a total of $25,000 for the executive team out of a potential total bonus pool of $630,000 or 4% of the potential total bonus pool.  The low percentage pay out of executive bonuses reflects the view of both management and the Compensation Committee that executive bonuses should be based on the factors described above.  There are currently no guaranteed executive bonuses for 2005 or beyond.

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

The Compensation Committee did not directly base Mr. Moustafa’s bonus and option grants on rates for comparable employers, although the Compensation Committee did consider the compensation of CEOs of other issuers in the same industry in determining Mr. Moustafa’s overall compensation.  In addition, Mr. Moustafa is entitled to participate in our bonus plan and stock option awards as part of his compensation.  In the financial year ended December 31, 2005, Mr. Moustafa was granted zero options to purchase Common Shares.  The historical stock option awards to Mr. Moustafa are consistent with our compensation philosophy, which is to tie a portion of the Chief Executive Officer’s compensation to corporate performance and the achievement of growth in shareholder value.

Governance Committee

The Governance Committee is comprised of two non-management director.  The Governance Committee assists the Board of Directors in fulfilling its oversight responsibilities related to seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement.  The members of the Governance Committee are Keith Powell (Chair) and Brian Barry.

6-D.

Employees

As of the February 28, 2006, we have two senior officers, 25 employees and two contractors.  All of our senior officers are located in Toronto.  Of our 27 employees, 18 are in research and development (of which eight hold advanced degrees in science or business), five are in sales and marketing and four are in finance and administration.

We currently have one employee in the United States and 26 in Canada.  Our employees are not unionized.  We believe that our relations with our employees are good.  We enter into employment contracts with most of our officers, managers and employees, which contain a non-compete clause both for the period of their employment with us and for one year thereafter.

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

As of February 28, 2006, we had 24,312,941 common shares outstanding.

The following table shows the ownership of our common shares as of February 28, 2006 of:

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

Name	Number of Shares Owned	Number of Options or Warrants Owned	Options Represent	Percentage of Outstanding Shares
Nagy Moustafa	330,646	437,667 options	The vested and immediately exercisable portion of options to purchase 471,000 common shares at purchase prices ranging from US$0.37 to Cdn $3.38 per share. The balance of these options vest at the rate of 8.3% per quarter, beginning June 5, 2003 as to 8,333 options and beginning August 15, 2003 as to 25,000 options.	3.9%
David Hackett	282,259	204,583 options	The vested and immediately exercisable portion of options to purchase an aggregate of 275,000 common shares at purchase prices ranging between US$0.40 and Cdn $3.38 per share. The following options vest at the rate of 8.3% per quarter; February 28, 2003 as to 1,667 options, June 5, 2003 as to 2,083 options and beginning August 15, 2003 as to the remaining 4,167 options. January 3, 2005 options of 62,500 vest at a rate of 12.5% per quarter.	2.0%
Brian Barry	487,500	100,000 warrants	The vested and immediately exercisable portion of warrants to purchase an aggregate of 100,000 common shares at a purchase price of $0.63.	2.4%
Mark Steinman	187,500	78,167 options	The vested and immediately exercisable portion of an option to purchase 104,000 common shares at a purchase prices ranging between of $0.40 and $15.30 per share. The balance of these options vest at the rate of 8.3% per quarter, beginning June 5, 2003 as to 1,667 options, beginning August 15, 2003 as to 6,666 options, beginning November 18, 2004 as to the 17,500 options.	1.0%
Keith Powell	315,955	77,083 options	The vested and immediately exercisable portion of an option to purchase 115,000 common shares at a purchase prices ranging between of $0.40 and $13.10 per share. The balance of these options vest at the rate of 8.3% per quarter, beginning June 5, 2003 as to 1,250 options, beginning August 15, 2003 as to 4,167 options and beginning November 18, 2004 as to 17,500 options. January 31, 2005 options of 15,000 vest at a rate of 12.5% per quarter.	1.6%
Lakefront Partners, LLC and James B. Wigdale, Jr. (1)	3,572,795	1,400,000 warrants	The vested and immediately exercisable portion of a warrant to purchase 30,000 common shares at a purchase price of $0.63. The balance of these warrants vest at the rate of 8.3% per quarter beginning January 31, 2005 as of 27,500 options. The vested and immediately exercisable portion of warrants to purchase an aggregate of 750,000 common shares at a purchase price ranging between $2.00 and $2.05; 350,000 at $0.60; and 300,000 at $0.40.	19.3%
All Officers and Directors as a group (8 persons)	5,176,655	2,297,500		28.0%
* Less than 1%

(1)

Mr. Wigdale is the control person of Lakefront Capital Management, LLC, the manager of Lakefront Partners, LLC.  Both Lakefront Partners, LLC and Mr. Wigdale have offices located at 205 E. Wisconsin Avenue, Suite 210, Milwaukee, WI 53202.  Lakefront Partners, LLC and Mr. Wigdale may be deemed to be acting jointly or in concert in respect to their security holdings of Diversinet.

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

A member of our Board of Directors, received consideration relating to services performed during the year of 100,000 share purchase warrants (exercisable at $0.63 per common share) valued at $4,717 relating to consulting services performed for the company.

As at December 31, 2004, December 31, 2003 and October 31, 2003, we had a promissory note payable in the amount $0, $600,000 and $600,000, respectively, due to an officer of the company.  This note was payable in installments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 and bears no interest.

In February 2004, we amended the DSS Software Technologies share purchase agreement.  The promissory note in the amount of $600,000 payable in installments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 has been replaced by the issuance of 200,000 Diversinet common shares and cash payments of $50,000 in February 2004, $50,000 on April 2004 and $100,000 on January 2005.  The existing 120,000 warrants exercisable at $3.75 have been replaced by issuance of 120,000 warrants exercisable at $2.05, exercisable after January 1, 2005 expiring on December 31, 2006.  During August 2004, we settled a dispute with a former shareholder of DSS and received 50,000 Diversinet common shares (with a fair value of $21,000) and the elimination of the promissory note payable of $150,000 ($50,000 on April 2004 and $100,000 on January 2005) which was recorded as a reduction of expenses from discontinued operations.  Additional future cash considerations of $800,000 based on achievement of certain financial targets were also eliminated.

7-C.

Interests of Experts and Counsel

Not Applicable.

ITEM 8

FINANCIAL INFORMATION

8-A.

Consolidated Statements and Other Financial Information

The financial statements are included in this Registration Statement, Form 20-F under Item 17.

Legal proceedings

There is currently one material claim pending against us.  If we lose this suit or enter into settlement requiring us to pay cash or to issue any of our common shares, our liquidity and financial position will be adversely affected and our shareholders’ ownership may be diluted.

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

8-B.  Significant Changes

During February 2005, one of our subsidiaries (DSS) entered into an Asset Purchase Agreement to sell the majority of its assets and liabilities to a third party.  The effect of this will be that we will discontinue providing services to DSS’ customers.  During 2005, the revenues associated with DSS were $453,000.

During February 2006, Kashif Hassan resigned as President.  Mr. Hassan’s role has been filled by the current senior management team.  Mr. Hassan’s departure did not result from any disagreement with the Company.  When Mr. Hassan joined the team in early 2005 as President, his focus was to restructure the organization around our mobile mass market authentication solutions.  With the achievement of these turnaround milestones accomplished, Kash has completed his objectives.

During February 2006, RSA Security Inc. entered into a license agreement under which Diversinet will provide mobile device and PC-based software tokens and integrated provisioning services.  The agreement includes licensing, development and revenue-sharing components that will result in revenues of a minimum of $2.2 million to Diversinet over three years.  Under this commercial agreement, the Diversinet MobiSecure soft token suite and Diversinet’s MobiSecure Authentication Service Center (MASC) will be integrated into RSA Security’s products and services, enabling the downloading, provisioning, and management of RSA Security’s mobile and PC-based soft tokens.

Except as noted above, no significant change has occurred since the date of the audited financial statements included in this Annual Report on Form 20-F.

ITEM 9

THE OFFER AND LISTING

9-A.  Offer and Listing Details

The following table lists the high, low and closing prices on the OTC Bulletin Board (from April 30, 2003) and NASDAQ (prior to April 30, 2003) of our common shares for the last five fiscal years ended December 31:

OTC Bulletin Board and NASDAQ Trading Activity
Year ended December 31,	High	Low	Closing	Trading Volume (000)
2005	$0.92	$0.27	$0.38	11,807
2004	$2.53	$0.34	$0.88	8,551
2003	$6.30	$0.48	$2.09	10,264
2002	$12.50	$2.20	$3.00	2,359
2001	$36.20	$10.00	$12.20	2,965

The following table lists the high, low and closing prices on the OTC Bulletin Board and NASDAQ of our common shares for the last eight fiscal quarters:

NASDAQ Trading Activity
Quarter Ended	High	Low	Closing	Trading Volume (000)
December 31, 2005	$0.69	$0.30	$0.38	3,935
September 30, 2005	$0.77	$0.35	$0.47	3,424
June 30, 2005	$0.89	$0.60	$0.75	2,821
March 31, 2005	$0.92	$0.60	$0.76	1,627
December 31, 2004	$0.95	$0.34	$0.88	2,990
September 30, 2004	$1.24	$0.37	$0.53	2,329
June 30, 2004	$1.90	$1.28	$1.39	1,269
March 31, 2004	$2.53	$1.72	$1.80	2,063

The following table lists the high, low and closing prices on the OTC Bulletin Board of our common shares for the last six months:

OTC Bulletin Board Trading Activity
Month Ended	High	Low	Closing	Trading Volume (000)
February 2006	$0.85	$0.33	$0.62	2,241
January 2006	$0.43	$0.31	$0.39	510
December 2005	$0.50	$0.27	$0.38	2,338
November 2005	$0.57	$0.45	$0.47	498
October 2005	$0.69	$0.45	$0.52	1,090
September 2005	$0.62	$0.35	$0.47	1,586

Our common shares are issued in registered form and the following information is taken from the records of ComputerShare Trust Company of Canada located in Toronto, Ontario, Canada, the registrar and transfer agent for our common shares.

On February 28, 2006, the shareholders’ list for our common shares showed 163 registered shareholders and 24,316,691 shares outstanding.  Of the 163 registered shareholders, 132 list U.S. addresses, showing ownership of an aggregate of 17,693,571 shares, representing 73% of our outstanding common shares.

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

(d)

Not Applicable.

(e)

Not Applicable.

(f)

Not Applicable.

(g)

Not Applicable.

10-C.

Material Contracts

During February 2005, one of our subsidiaries (DSS) entered into an Asset Purchase Agreement to sell the majority of its assets and liabilities to a third party.  The effect of this will be that we will discontinue providing services to DSS’ customers.  During 2005, the revenues associated with DSS were $453,000.

In February 2006, RSA Security Inc. entered into a license agreement under which Diversinet will provide mobile device and PC-based software tokens and integrated provisioning services.   The agreement includes licensing, development and revenue-sharing components that will result in revenues of a minimum of $2.2 million to Diversinet over three years.  Under this commercial agreement, the Diversinet MobiSecure soft token suite and Diversinet’s MobiSecure Authentication Service Center (MASC) will be integrated into RSA Security’s products and services, enabling the downloading, provisioning, and management of RSA Security’s mobile and PC-based soft tokens.

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

Other Considerations

In the following three circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our common shares.  Based on (a) the number of shareholders of our common shares, and (b) the majority ownership of our shares by Canadian residents, we do not believe that we are either a “Foreign Personal Holding Company” or a “Controlled Foreign Corporation.”  However, we do believe that we are likely to be treated as a “Passive Foreign Investment Company” for the taxable years 2003, 2004 and 2005.

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

Passive Foreign Investment Company

As stated above, we believe that we will not be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Internal Revenue Code, for our fiscal years 2004 or 2005.

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

10-I.

Subsidiary Information

Our consolidated financial statements include the accounts of Atria Limited, a 50% owned inactive joint venture that operated in Hong Kong and its wholly-owned inactive subsidiaries, Diversinet Corporation of America, a Delaware corporation, Diversinet Inc., an Ontario corporation, Diversinet (Israel) Ltd., an Israeli corporation and The Instant Publisher Ltd., a Barbados corporation.  For the fiscal year ended December 31, 2003, 2004 and 2005 our consolidated financial statements will also include the accounts of DSS Software Technologies, the wholly owned subsidiary we acquired in January 2003, as ‘discontinued operations’.  For the fiscal year ended December 31, 2003, 2004 and 2005 our consolidated financial statements will also include Caradas, Inc., the wholly owned subsidiary we acquired in September 2003.

ITEM 11.  Quantitative and Qualitative Disclosure about Market Risk

We believe that inflation has not had a material impact on our results of operations for each of our fiscal years in the three-year period ended December 31, 2005.  However, there can be no assurance that future inflation would not have an adverse impact on our operating results and financial condition.  We have limited market risk exposure since we do not have any outstanding variable rate debt or derivative financial and commodity instruments as of December 31, 2005.

Since we currently earn revenues and incur expenses in United States dollars and Canadian dollars, exchange rates for these and other local currencies in countries where we may operate in the future may fluctuate in relation to the United States dollar and such fluctuations may have an adverse effect on our earnings or assets when Canadian or local currencies are exchanged for United States dollars.  We have not entered into forward foreign exchange contracts.  Losses and gains resulting from the translation of revenue and expenses denominated in foreign currencies into United States dollars have been included in our results of operations.  For the year ended December 31, 2005, we had a foreign exchange loss of $11,000 compared to $28,000 for the year ended December 31, 2004, and $324,000 for the year ended December 31, 2003.

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

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report on Form 20-F.  This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer.  Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective.  There was no changes in our internal control over financial reporting during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

There have been no changes in our internal control over financial reporting identified in connection with the evaluation described above that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  Audit Committee Financial Expert

Messrs. Powell, Steinman and Wigdale, all of whom are non-management directors currently comprise the Audit Committee.  Mr. Steinman is Chairman of the Audit Committee.

Mr. Steinman has thirty years of corporate finance experience and is currently an independent consultant.  Until 2003, Mr. Steinman was Executive Vice President and Chief Financial Officer of Stelco Inc. and prior to 1999 as Chief Financial Officer of Spar Aerospace and Chief Financial Officer of Rogers Cablesystems.  The Board has determined that Mr. Steinman of the Audit Committee meets the requirements of an “audit committee financial expert”, as defined in Item 16A of Form 20-F.

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

ITEM 16 C.  Principal Accountant Fees and Services

KPMG LLP served as our auditors for the fiscal years ended December 31, 2005, December 31, 2004, December 31, 2003 and October 31, 2002.  The only fees paid to KPMG LLP were Audit Fees.

Audit Fees

KPMG LLP billed us $145,000 in fiscal 2005 ($132,000 in fiscal 2004) for professional services rendered for the audit of the Annual Consolidated Financial Statements and services that are normally provided in connection with statutory and regulatory filings.

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

None

ITEM 16 E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17.  Financial Statements

Our financial statements have been prepared in accordance with Canadian GAAP.  These principles conform in all material respects with U.S. GAAP except as described in Note 14 to our 2005 consolidated financial statements.

Reference is made to our consolidated financial statements and related footnotes attached as an exhibit to this Report.

ITEM 18.  Financial Statements

We have elected to provide financial statements pursuant to Item 17.

ITEM 19.  Exhibits

Financial Statements:

•

KPMG LLP Auditors’ Report dated February 22, 2006.

•

Consolidated Balance Sheets as at December 31, 2005 and December 31, 2004.

•

Consolidated Statements of Earnings and Deficit for the years ended December 31, 2005, 2004, and 2003.

•

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003.

•

Notes to Consolidated Financial Statements.

Exhibits:

1.1	Certificate of Incorporation (1)
4.1	Form of Stock Purchase Agreement dated December 9, 2004. (2)
4.2	Form of Stock Purchase Agreement dated September 15, 2005. (3)
4.3	Share Purchase Agreement with Caradas, Inc. (3)
4.4	Asset Purchase Agreement with DSS Software Technologies (1)
8	List of Subsidiaries
11.1	Code of Business Conduct and Ethics. (1)
12.1	Certification of the Chief Executive Officer Pursuant to Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer Pursuant to Sarbanes-Oxley Act of 2002.
13.1	Certification of Periodic Financial Report Pursuant to Sarbanes-Oxley Act of 2002, U.S.C. Section 1350.
13.2	Certification of Periodic Financial Report Pursuant to Sarbanes-Oxley Act of 2002, U.S.C. Section 1350.
23.1	Consent of KPMG LLP.

(1)

Previously filed with prior year’s Form 20-F.

(2)

Previously filed with our F-1/A on March 23, 2005

(3)

Previously filed with our F-1/A on November 3, 2005

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, there unto duly authorized.

DIVERSINET CORP.

By:

/s/ NAGY MOUSTAFA

Nagy Moustafa

Chief Executive Officer

Dated: March 9, 2006

MANAGEMENT’S REPORT

The accompanying consolidated financial statements and all information in the Annual Report have been prepared by management and have been reviewed and approved by the Board of Directors of the Company.  The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments.  Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

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

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three non-management directors.  The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report.  The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders.  The Audit Committee has responsibility for engaging or re-appointing the Company’s independent auditors.  The independent auditors have direct and unrestricted access to the Audit Committee to discuss their audit and related findings as to the integrity of the Company’s financial reporting.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with generally accepted auditing standards.  Their report outlines the scope of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Nagy Moustafa	/s/ David hackett
Nagy Moustafa, Chief Executive Officer February 22, 2006	David Hackett, Chief Financial Officer

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Diversinet Corp. as at December 31, 2005 and December 31, 2004 and the consolidated statements of earnings and deficit and cash flows for each of the years ended December 31, 2005, December 31, 2004 and December 31, 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and December 31, 2004 and the results of its operations and its cash flows for each of the years ended December 31, 2005, December 31, 2004, and December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants, Toronto, Canada, February 22, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements.  Our report to the shareholders dated February 22, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants, Toronto, Canada, February 22, 2006

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

As at December 31	2005	2004
Assets
Current assets:
Cash and cash equivalents	$ 1,355,562	$ 723,498
Short-term investments	–	2,000,000
Accounts receivable	66,039	290,239
Other receivables	1,266	35,700
Prepaid expenses	117,245	187,653
Current assets of discontinued operations (note 3)	–	512,992
Total current assets	1,540,112	3,750,082

Capital assets, net (note 4)	473,010	593,673
Purchased technology, net of accumulated
amortization of $nil, (2004-$251,333)	–	125,667
Customer assets net of accumulated
amortization of $nil, (2004-$441,024)	–	551,280
Goodwill (notes 2b)	–	2,286,932
Total assets	$ 2,013,122	$ 7,307,634

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$ 153,100	$ 147,084
Accrued liabilities (note 5)	226,679	478,781
Notes payable	–	4,611
Deferred revenue	79,000	165,343
Current liabilities of discontinued operations (note 3)	–	676,414
Total current liabilities	458,779	1,472,233

Shareholders’ equity:
Share capital (note 6):
Authorized:
Unlimited common shares
Issued and outstanding:
24,316,691 (19,157,941 – 2004)
common shares	54,347,652	52,445,135
Contributed surplus	2,521,422	1,265,549
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Share purchase warrants (note 6)	2,500,977	2,830,929
Deficit	(56,294,987)	(49,185,491)
Total shareholders’ equity	1,554,343	5,835,401

Future operations (note 1)
Commitments and contingencies (note 10)

Total liabilities and shareholders’ equity	$ 2,013,122	$ 7,307,634

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Mark Steinman

/s/ Nagy Moustafa

Mark Steinman, Chairman

Nagy Moustafa, Director

DIVERSINET CORP.

Consolidated Statements of Earnings and Deficit

(In United States dollars)

Year ended December 31	2005	2004	2003
Revenue	$ 1,101,104	$ 2,602,894	$ 1,394,630
Cost of sales	562,987	1,426,922	416,776
Gross margin	538,117	1,175,972	977,854

Expenses:
Research and development	1,241,599	1,153,758	1,275,598
Sales and marketing	1,289,940	1,195,434	1,720,459
General and administrative	2,301,032	2,369,025	1,731,345
Depreciation and amortization	539,770	920,323	662,762
Goodwill impairment charge (note 2b)	1,894,690	2,500,000	–
Customer asset impairment charge	330,768	–	–
	7,597,799	8,138,540	5,390,164

Loss before the following	(7,059,682)	(6,962,568)	(4,412,310)

Foreign exchange loss	10,586	28,386	324,365
Interest income and other income	(31,632)	(15,598)	(23,493)

Loss from continuing operations	(7,038,636)	(6,975,356)	(4,713,182)
Loss from discontinued operations (note 3)	(70,860)	(541,486)	(245,569)

Loss for the year	(7,109,496)	(7,516,842)	(4,958,751)

Deficit, beginning of year	(49,185,491)	(41,481,762)	(36,523,011)
Adjustment for cumulative effect of change in accounting for stock based compensation (note 2o)	–	(186,887)	–
Deficit, end of year	$(56,294,987)	$(49,185,491)	$(41,481,762)

Basic and diluted loss per share from
continuing operations	$ (0.34)	$ (0.57)	$ (0.67)
Basic and diluted loss per share	$ (0.35)	$ (0.62)	$ (0.71)

Weighted average number of common shares	20,578,427	12,144,565	7,022,447

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

For the year ended December 31	2005	2004	2003

Cash provided by (used in):

Operating activities:
Loss for the year from continuing operations	$ (7,038,636)	$ (6,975,356)	$ (4,713,182)
Items not involving cash:
Depreciation and amortization	539,770	920,323	662,762
Goodwill impairment charge (note 2b)	1,894,690	2,500,000	–
Customer asset impairment charge	330,768	–	–
Stock-based compensation expense	986,257	760,916	825,010
Unrealized foreign exchange loss	–	–	477,210
Change in non-cash operating working capital:
Accounts receivable	224,200	15,615	1,645,298
Other receivables	34,434	23,777	(82,028)
Prepaid expenses	70,408	184,554	10,655
Accounts payable	6,016	(182,896)	(1,766,591)
Accrued liabilities	(252,102)	(571,658)	829,068
Deferred revenue	(86,343)	(312,106)	(152,162)
Cash used in continuing operations	(3,290,538)	(3,636,831)	(2,263,960)
Cash provided by discontinued operations	(92,042)	94,858	1,280,081
Cash used in operations	(3,382,580)	(3,541,973)	(983,879)

Financing activities:
Issue of common shares, common share
purchase options and warrants for cash	1,842,183	4,565,503	2,920,746
Notes payable	(4,611)	(17,456)	(879,448)
Repayment of promissory notes payable	–	(50,000)	–
Bank indebtedness	–	–	(240,979)
Cash provided in continuing operations	1,837,572	4,498,047	1,800,319
Proceeds from sale of discontinued operations	250,000	–	–
Cash provided by financing activities	2,087,572	4,498,047	1,800,319

Investing activities:
Proceeds of disposition of short-term investments	2,000,000	(756,040)	(269,777)
Acquisitions, net of cash received	–	–	(541,084)
Net (addition) disposal of capital assets	(72,928)	(24,070)	42,085
Cash provided by (used in) investing activities	1,927,072	(780,110)	(768,776)

Increase in cash and cash equivalents	632,064	175,964	47,664

Cash and cash equivalents, beginning of year	723,498	547,534	499,869

Cash and cash equivalents, end of year	$ 1,355,562	$ 723,498	$ 547,533

Supplementary non-cash financing and
investing activities:
Issue of warrants on acquisitions	$ –	$ –	$ 1,044,640
Issue of common shares on acquisitions	–	–	4,959,875
Issuance of shares in settlement of debt	–	400,000	–

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.

Notes to Consolidated Financial Statements

(In United States dollars)

Years ended December 31, 2005 and 2004

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

2.

Significant accounting policies:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 16, conform in all material respects with accounting principles generally accepted in the United States.  Significant accounting policies adopted by the Company are as follows:

(a)

Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant intercompany transactions and balances have been eliminated.

(b)

Goodwill and customer assets:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable tangible and intangible assets acquired, less liabilities assumed, based on their fair values.  When the Company enters into a business combination, the purchase method of accounting is used.  Goodwill is assigned as of the date of the business combination to reporting units that are expected to benefit from the business combination.  Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value.  When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary.  The second step is carried out when the carrying amount of reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

During the third quarter of 2005, a Caradas customer contract expired and accordingly a goodwill and customer asset impairment analysis was performed for the Caradas reporting unit.  The impairment analysis indicated that the fair values of goodwill and customer assets were nil, and the Company recorded a goodwill write down of $1,894,690 and a customer assets write down of $330,768.  The impairment analysis for DSS indicated that the fair value of goodwill was nil and accordingly recorded an impairment charge of $392,242.  Application of the goodwill impairment test requires judgment, including assignment of assets and liabilities and determination of the fair value of each reporting unit.  The fair value of each reporting unit is estimated using a discounted cash flow methodology.  This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur, and determination of discount rate and terminal asset value.  The Company believes goodwill is recorded at its fair value as at December 31, 2005.

During fiscal 2004, Caradas was unable to attract significant new customers in order to generate expected cash flows, and DSS lost key management which resulted in the loss of several customers over the course of the year.  The Company completed a goodwill impairment test as at December 31, 2004 and determined that goodwill of $2,500,000 relating to Caradas and $525,000 relating to DSS was impaired under the fair value methodology as prescribed under GAAP.  Goodwill impairment charges for DSS have been included in the results from discontinued operations for all periods presented.

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004 are as follows:

Balance December 31, 2003	$ 5,311,932
Goodwill impairment charge	(3,025,000)
Balance December 31, 2004	2,286,932
Goodwill impairment charge	(2,286,932)
Balance December 31, 2005	$ –

(c)

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

(f)

Short-term investments:

Short-term investments consist of corporate debt securities having a term of 90 days but less than one year when acquired which are recorded at cost plus accrued interest.

(g)

Investment tax credits:

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized.  Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the consolidated statements of earnings and deficit as a reduction of related expenses in the year incurred.  Assistance related to the acquisition of capital assets used for research and development is credited against the related capital assets.  The Company has recorded no investment tax credits in 2005 ($141,000 - 2004).

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

(i)

Purchased and acquired technology:

The Company capitalizes purchased technology and amortizes such costs over two years.  The carrying value is assessed on a periodic basis to determine if a write-down is required.  During the year, the Company recorded amortization of purchased technology and customer assets in the amount of $126,000 ($189,000 for 2004) and $221,000 ($331,000 for 2004), respectively.

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

As a result of a number of circumstances, including the financing activities during fiscal 2003, the acquisition of DSS Software Technologies and Caradas, Inc. and the U.S. dollar becoming the measurement currency in which most of the Company’s business is transacted, effective October 1, 2003, the Company adopted the U.S. dollar as its measurement and reporting currency for preparation of its consolidated financial statements

Under this method, share capital was translated at the exchange rate in effect at the time of the transaction.  Deficit was translated at the approximate rates prevailing at the dates of the transactions and monetary assets and liabilities were translated into United States dollars at the exchange rates prevailing at the consolidated balance sheet dates.  The resulting difference has been classified as a cumulative translation adjustment on the balance sheet.

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

(o)

Stock-based compensation:

Effective January 1, 2004, Canadian GAAP requires the Company to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options.  In accordance with the transition rules, the Company has retroactively adopted this change without re-statement of prior years and has determined the fair value of stock options granted to employees since November 1, 2002 in the amount of $186,887, representing the expense for the 2003 fiscal year.  This amount has been charged to deficit with an offsetting increase to the contributed surplus.  During the year ended December 31, 2005, the Company recorded compensation expense for Canadian GAAP of $439,250 (2004 - $577,549) relating to employee stock options for which there was no corresponding expense under US GAAP (note 14).

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

1.

Acquisitions and discontinued operations:

(a)

In January 2003, the Company acquired 100% of the outstanding shares of DSS Software Technologies (“DSS”), a consulting services provider.  The aggregate purchase price of $1,301,038 was allocated as follows:

Fair value of net capital assets acquired	$ 93,374
Working capital	290,422
Goodwill	917,242
Purchase price	$ 1,301,038

Final consideration for this acquisition consisted of $350,000 in cash, $26,998 in costs associated with the acquisition, the issuance of 200,000 Diversinet shares, 120,000 warrants with a value of $374,040, and a promissory note of $150,000.

The Company completed a goodwill impairment test as at December 31, 2004 and recorded an impairment charge of $525,000, as disclosed in note 2(b). An additional impairment charge of $392,242 was recorded when the majority of assets and liabilities held by DSS were sold in February 2005, as disclosed in note 4.

(b)

In September 2003, the Company acquired 100% of the outstanding shares of Caradas, Inc., a credential management provider.  The aggregate purchase price was $5,630,475, consisting of 1,417,500 common shares with a value of $4,895,310, $64,565 of costs associated with the acquisition and 200,000 common share purchase warrants with a value of $670,600.  All purchase warrants have subsequently been cancelled unexercised, and their value reclassified to contributed surplus.  The acquisition was accounted for using the purchase method and the purchase price was allocated as follows:

Fair value of net capital assets acquired	$ 186,853
Working capital	(320,372)
Purchased technology	377,000
Customer assets	992,304
Goodwill	4,394,690
Purchase price	$ 5,630,475

The customer assets of $992,304 were comprised of customer relationships and other customer contracts.  The customer relationships were assigned a useful life of three years and amortized on a straight-line basis, while the customer contracts were amortized as services were performed.  The purchased technology of $377,000 was assigned a useful life of two years and is fully amortized as at December 31, 2005.

During the fourth quarter of 2004, the Company completed a goodwill impairment test and recorded an impairment charge of $2,500,000. An additional impairment charge of $1,894,690 for goodwill, and $$330,768 for customer assets, was recorded in 2005, as disclosed in note 2(b).

In February 2005, the Company’s subsidiary DSS Software Technologies (DSS) completed an agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  Diversinet is entitled to a five-year annual fee of up to $120,000 per year based on the purchaser meeting certain gross profit and net profit criteria.  These amounts will be recorded as income from discontinued operations, if and when received.

The results of DSS have been excluded from continuing operations in the statements of operations and deficit for all periods presented.  The following summarises the impact of discontinued operations on the balance sheet and statement of operations and deficit for all periods presented.

As at December 31 Balance sheet	2005 $	2004 $
Current assets	–	512,992
Current liabilities	–	676,414
Net liabilities of discontinued operations	–	(163,422)

For the year ended December 31:	2005	2004	2003
Income Statement	$	$	$
Revenue	453,361	4,441,994	7,126,886
Expenses	820,772	4,983,480	7,372,455
Income (loss) from discontinued operations	(367,411)	(541,486)	(245,569)
Gain on disposition of discontinued operations	296,551	–	–
Loss from discontinued operations	(70,860)	(541,486)	(245,569)
Loss per share from discontinued operations	0.00	(0.04)	(0.03)

Expenses in the loss on disposition of discontinued operations includes the elimination of the related goodwill of $392,242 (2004 - $525,000; 2003 - nil).

During the third quarter of 2004, the Company settled a dispute with a former shareholder of DSS and received 50,000 Diversinet common shares (with a fair value of $21,000) and the elimination of the promissory note payable of $150,000, which was recorded as a reduction of discontinued expenses in the table above.  Additional future cash consideration of $800,000 receivable based on achievement of certain financial targets was also eliminated.

2.

Capital assets:

December 31, 2005	Cost	Accumulated depreciation and amortization	Net book value
Computer hardware	$ 1,214,614	$ 928,857	$ 285,757
Computer software	506,783	420,786	85,997
Furniture and fixtures	269,717	182,390	87,327
Leasehold improvements	158,713	144,784	13,929
	$ 2,149,827	$ 1,676,817	$ 473,010

In the year ended December 31, 2005, depreciation expense and amortization on capital assets amounted to $192,701.

December 31, 2004	Cost tst t	Accumulated depreciation and amortization	Net book value
Computer hardware	$ 1,147,777	$ 841,425	$ 306,352
Computer software	508,163	385,197	122,966
Furniture and fixtures	290,789	171,249	119,540
Leasehold improvements	170,825	126,010	44,815
	$ 2,117,554	$ 1,523,881	$ 593,673

In the year ended December 31, 2004, depreciation expense and amortization on capital assets amounted to $416,712.

3.

Accrued liabilities:

	2005	2004
Compensation	$ 42,256	$ 151,633
Professional fees	101,973	97,611
Miscellaneous	82,450	229,537
	$ 226,679	$ 478,781

4.

Share capital, warrants and common share purchase options:

There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, compensation options and warrants:

	Compensation options and warrants		Common shares
	Number	Amount	Number	Amount
Balance, December 31, 2002	535,404	$ 47,348	3,222,308	$ 40,677,545
Reverse stock split (b)	–	–	–	(5,246)
Private placement (c)	60,000	68,304	5,844,037	2,932,587
Stock options exercised and shares issued (a)	–	–	83	52
Acquisition of DSS (d)	120,000	374,040	–	–
Acquisition of Caradas (e)	200,000	670,600	1,417,500	4,895,310
Professional services (f)	105,000	171,360	559,099	701,620
Private placement (c)	–	–	–	(10,386)
Balance, December 31, 2003	1,020,404	1,331,652	11,043,027	49,191,482
Stock options exercised and shares issued (a)	–	–	189,914	358,458
Private Placement (g)	1,100,000	1,593,710	1,000,000	364,571
Private Placement (h)	300,000	97,140	6,925,000	2,530,624
Acquisition of Caradas (e)	(100,000)	(335,300)
Professional services (i)	288,000	183,366	–	–
Warrants cancelled and expired (l)	(40,000)	(39,639)	–	–
Balance December 31, 2004	2,568,404	2,830,929	19,157,941	52,445,135
Private Placement (j)	71,250	25,066	5,000,000	1,800,117
Acquisition of Caradas (e)	(100,000)	(335,300)	–	–
Professional services (k)	375,000	72,353	130,000	85,400
Warrants cancelled and expired (l)	(701,404)	(92,071)	–	–
Stock options exercised and shares issued (a)	–	–	28,750	17,000
Balance December 31, 2005	2,213,250	$ 2,500,977	24,316,691	$ 54,347,652

(a)

During 2003, 2004, and 2005, the Company granted options to certain employees, officers and directors under a share option plan (note 13), enabling them to purchase common shares of the Company.

(b)

On January 28, 2003 the Company completed a reverse stock split of its issued and outstanding common shares whereby every ten shares of common stock were exchanged for one share of common stock. All common share amounts in the financial statements have been restated to give effect to the stock split.

(c)

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

(d)

In January 2003, the Company acquired 100% of the outstanding shares of DSS Software Technologies. The purchase price included 120,000 share purchase warrants with a value of $374,040.  The share purchase warrants became fully vested on January 1, 2005 and expires on December 31, 2006.

(e)

On September 1, 2003, Diversinet acquired 100% of the outstanding shares of Caradas, Inc. The aggregate consideration was 1,417,500 Diversinet common shares and 200,000 share purchase warrants.  The share purchase warrants are exercisable at $2.45 per share for five years.  During 2004, 100,000 share purchase warrants were cancelled and the remaining warrants were repriced to $0.40.  During 2005, the remaining 100,000 share purchase warrants were cancelled and the value transferred to contributed surplus.

(f)

Professional services:

The following chart summarizes the activity during the year ended December 31, 2003:

	Compensation options and warrants		Common shares
	Number	Amount	Number	Amount
Business development services (i)	–	$ –	250,000	$ 300,000
Public relations services (ii)	100,000	57,620	200,000	240,000
Warrants exercised (ii)	(100,000)	(57,620)	69,099	57,620
Advisory board consulting services (iii)	50,000	59,260	–	–
Consulting services (iv)	–	–	40,000	104,000
Consulting services (v)	25,000	39,640	–	–
Advisory board consulting services (vi)	25,000	52,508	–	–
Consulting services (vii)	5,000	19,952	–	–
	105,000	$ 171,360	559,099	$ 701,620

(i)

On May 14, 2003, the Company entered into an agreement for business development services.  This agreement is subject to certain milestones that if not met may allow Diversinet to terminate the retainer portion of the agreement and /or the entire agreement.  In consideration for the services to be rendered Diversinet will pay a retainer equal to $25,000 per month, which at our discretion may be paid as follows: (i) $25,000 per month in cash, or (ii) $25,000 per month by the issuance of 41,667 common shares per month, or (iii) $20,000 per month in cash and issuance of 8,333 common shares per month.  The Company elected to pay the first six months by way of 250,000 common shares.

(ii)

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

(iii)

On July 1, 2003, the Company entered into an agreement for advisory board consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a three-year warrant terminating on June 30, 2006 to purchase up to 50,000 of our common shares at $0.62 per share.

(iv)

On July 17, 2003, the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued 40,000 of our common shares.

(v)

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

(a)

On January 20, 2004, the Company completed a private placement of 1,000,000 common shares and 1,100,000 common share purchase warrants for gross proceeds of $2,000,000.  All the warrants expire on January 15, 2007 with 500,000 vesting immediately and exercisable at $2.00 per share, 350,000 vesting on January 15, 2005 and exercisable at a price of $2.05 and the remaining 250,000 warrants vesting on July 15, 2004 and exercisable at a price of $2.05 per share.  The later two vestings will become immediate if any one of a number of significant changes occurs within the Company.  During December 2004, the Company repriced the 350,000 warrants vesting on January 15, 2005 to $0.60 in connection with the financing in (h) below.

(b)

On December 20, 2004, the Company completed a private placement of 6,925,000 common shares and 300,000 common share purchase warrants for gross proceeds of $2,650,000.  Each warrant entitles the holder thereof to acquire one common share at a price of $0.40 per common share for a period of up to three years from December 20, 2004.

(c)

Professional services:

The following chart summarizes the activity during the year ended December 31, 2004:

	Compensation options and warrants
	Number	Amount
Advisory board consulting services (i)	25,000	$ 45,930
Consulting services (ii)	72,000	100,574
Consulting services (iii)	15,000	5,464
Consulting services (iv)	18,000	22,360
Consulting services (v)	38,000	3,027
Consulting services (vi)	100,000	4,810
Consulting services (vii)	20,000	1,201
	288,000	$ 183,366

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

(a)

On September 26, 2005, the Company completed a private placement of 5,000,000 common shares and 71,250 common share purchase warrants for gross proceeds of $2,000,000.  Each warrant entitles the holder thereof to acquire one common share at a price of $0.40 per common share for a period of up to three years from September 26, 2005.

(b)

Professional services:

The following chart summarizes the activity during the year ended December 31, 2005:

	Compensation options and warrants		Common shares
	Number	Amount	Number	Amount
Advisory board consulting services (i)	125,000	$ 32,119	130,000	$ 85,400
Consulting services (ii)	30,000	7,023	–	–
Consulting services (iii)	15,000	3,959	–	–
Consulting services (iv)	30,000	17,946	–	–
Consulting services (v)	50,000	2,528	–	–
Consulting services (vi)	25,000	4,061	–	–
Consulting services (vii)	100,000	4,717	–	–
	375,000	$ 72,353	130,000	$ 85,400

(i)

On April 1, 2005, the Company issued common share purchase warrants to each of the members of our advisory board.  These warrants vest at a rate of 8.3% per month over a one-year period and expire on December 31, 2006.  Each holder of these warrants is entitled to purchase common shares at $0.66 per share.

(ii)

On March 15, 2005, the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that is exercisable from November 20, 2005 to March 20, 2006 to purchase up to 30,000 of our common shares at $0.80 per share.

(iii)

On July 21, 2005, the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that is exercisable from April 20, 2006 to July 20, 2006 to purchase up to 15,000 of our common shares at $0.62 per share.

(iv)

On July 21, 2005, the Company entered into a consulting agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that is exercisable from February 28, 2008 to May 31, 2008 to purchase up to 30,000 of our common shares at $0.71 per share.

(v)

On September 8, 2005, the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that is exercisable from September 7, 2006 to September 7, 2008 to purchase up to 50,000 of our common shares at $0.40 per share.

(vi)

On September 15, 2005, the Company entered into an agreement for professional services of a technical consultant.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that is exercisable from May 15, 2006 to September 15, 2006 to purchase up to 25,000 of our common shares at $0.40 per share.

(vii)

On July 30, 2005 the Company entered into an agreement for professional services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that is exercisable from July 30, 2005 to July 30, 2006 to purchase up to 100,000 of our common shares at $0.63 per share.

(a)

Amount related to warrants expiring during the period unexercised.  The value of warrants that have vested prior to the cancellation or expiration date has been reclassified to contributed surplus.

(b)

During the third quarter of the current year, the Board approved an incentive plan, based on achievement of certain milestones, for the entire management team and employees consisting of up to $2,000,000 in cash and 2,000,000 nominal value warrants.

1.

Basic and diluted loss per share:

Common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for all periods presented.  Anti-dilutive options amounted to 2,409,873 at December 31, 2005, 1,178,486 at December 31, 2004 and 1,118,846 at December 31, 2003.  Anti-dilutive warrants amounted to 2,213,250 at December 31, 2005, 2,568,404 at December 31, 2004 and 1,020,404 at December 31, 2003 respectively.

2.

Income taxes:

The tax effects of significant temporary differences representing future tax assets is as follows:

	2005	2004
Future tax assets:
Operating loss carryforwards	$11,577,330	$12,145,083
Capital loss carryforwards	818,264	754,249
Share issue costs	155,117	246,021
Research and development costs	3,612,437	3,256,230
Capital assets, accounting basis less than tax basis	6,384,259	6,308,767
	22,547,407	22,710,350
Valuation allowance	(22,547,407)	(22,710,350)
Net future tax assets	$ –	$ –

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

At December 31, 2005, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $29,123,000.  These losses expire in the following fiscal years:

2006	$4,614,000
2007	12,100,000
2008	3,625,000
2009	411,000
2010	4,407,000
2014	1,864,000
2015	2,102,000
$ 29,123,000

The Company also has non-capital losses available for carryforward for United States income tax purposes amounting to $2,727,000, expiring between 2018 and 2025.

3.

Segmented information:

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at December 31, 2005 – 100%, December 31, 2004 - 75% and December 31, 2003 - 60% of the capital assets were located in Canada, 0% (25% - December 31, 2004; 22% December 31, 2002) were located in the United States and 0% (0% December 31, 2004 and 18% - December 31, 2003) in Hong Kong.

A summary of sales to major customers that exceeded 10% of total sales and the approximate amount due from these customers during each of the years in the three-year period ended December 31, 2005 are as follows:

		Sales		Accounts Receivable
	2005	2004	2003	2005	2004
Customer 1	38%	46%	49%	–	178,417
Customer 2	29%	18%	18%	–	79,000
Customer 3	18%	0%	0%	–	–

The Company does not consider itself to be economically dependent on any single customer or supplier.

Revenue is attributable to geographic location based on the location of the customer during each of the years in the three-year period ended December 31, 2005 are as follows:

	2005	2004	2003
Sales:
United States	$ 801,700	$ 2,334,510	$ 1,093,932
Canada	99,680	116,526	9,665
Other	–	110,000	70,000
Asia	199,724	41,858	221,033
	$ 1,101,104	$ 2,602,894	$ 1,394,630

During each of the years in the three-year period ended December 31, 2005 revenue is attributable as follows:

	2005	2004	2003
Sales:
Consulting services	$ 1,101,104	$ 2,274,007	$ 1,065,870
Licensing	–	328,887	328,760
	$ 1,101,104	$ 2,602,894	$ 1,394,630

4.

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

(b)

Lease commitments:

Total future minimum lease payments including operating costs are as follows:

2006	379,639
$ 379,639

5.

Share option plan:

The Company grants options to certain employees, officers, directors and consultants under a share option plan (the “Plan”), enabling them to purchase common shares of the Company.  The exercise price of an option under the Plan may not be less than the current market price of common shares on the day immediately proceeding the day the share option was granted.  The Plan provides that the number of common shares reserved for issuance under the Plan shall not exceed 2,896,250 common shares (being 3,144,788 options reserved for issuance less 248,538 exercised to date).  During 2005, the Company reduced the stock option vesting period from three years to two years (which has correspondingly shortened the expense amortization period) and also started to compensate Directors with stock grants or cash and option grants.  This has increased compensation expense.  As at December 31, 2005, the number of common shares reserved for future issues of stock options amounts to 486,379.

Assumptions used when valuing the options and warrants at their date of grant using the Black-Scholes option pricing model include: risk-free interest rate of 3.092%, estimated life of three years, expected divided yield of 0% and volatility of 150%.

The following table summarizes information about stock options outstanding at December 31, 2005:

Options outstanding				Options vested
Range of exercise price	Number outstanding	Weighted average remaining contractual life – years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.37 – $0.63	1,887,800	3.90	$ 0.43	984,268	$ 0.43
$1.50 – $24.06	522,073	2.51	3.00	399,323	3.25
	2,409,873	3.60	$ 0.98	1,383,591	$ 1.24

Changes for the employee stock option plan during the year ended December 31, 2005 were as follows:

	Year ended 2005		Year ended 2004
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	1,178,486	$ 2.37	1,118,846	$ 5.45
Options granted	1,647,500	0.41	451,300	0.37
Options exercised	(28,750)	0.59	(4,914)	0.63
Options cancelled	(387,363)	2.80	(386,746)	9.61
Options outstanding, end of year	2,409,873	0.98	1,178,486	2.37
Options exercisable, end of year	1,383,591	1.24	730,271	2.71
Weighted average fair value of options granted during the year		$ 0.63		$ 0.76

6.

Financial instruments and risk management:

The Company is exposed to the following risks related to financial assets and liabilities:

(a)

Currency risk:

The Company is subject to currency risk through its activities in Canada, United Kingdom, Europe and Asia.  Unfavourable changes in the exchange rate may affect the operating results of the Company.

The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk.  However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into forward exchange contracts to mitigate the associated risks.  The Company has not entered into such contracts at December 31, 2005 and 2004.

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

Valuation Accounts and Reserves:

	2005	2004	2003
Allowance for Doubtful Accounts
Opening balance	$ 218,500	$ 132,500	$ –
Additions (deductions)	(218,500)	86,000	132,500
Closing balance	$ -	$ 218,500	$ 132,500

Additions (deductions) to the allowance to doubtful accounts are charged to the income statement through the bad debt expense as part of the general and administrative account.

7.

Related party transactions:

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

As part of the September 2005 private placement, Lakefront Partners, LLC acquired 725,000 common shares.  As well, during 2004 the Company completed two financings in which Lakefront Partners, LLC and James B. Wigdale, Jr. participated.  James Wigdale, Jr., one of our directors, controls Lakefront Partners, LLC.  Currently, Lakefront beneficially owns 3,242,795 common shares and Mr. Wigdale owns 330,000 common shares and 1,400,000 common share purchase warrants, together representing approximately 19.35% of the issued and outstanding common shares of the Company, presuming the exercise of such warrants.

Diversinet’s CEO is a member of the board of directors of the purchaser of the DSS asset agreement.

8.

Reconciliation of Canadian and United States generally accepted accounting principles (“GAAP”):

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  Material differences between Canadian and United States generally accepted accounting principles are described below.

	2005	2004	2003
Share capital:
Canadian GAAP	$54,347,652	$52,445,135	$49,191,482
Elimination of reduction of share capital (a)	30,089,054	30,089,054	30,089,054
U.S. GAAP	$84,436,706	$82,534,189	$79,280,536
Deficit and comprehensive loss:
Canadian GAAP	$(56,294,987)	$(49,185,491)	$(41,481,762)
Elimination of reduction of share capital (a)	(30,089,054)	(30,089,054)	(30,089,054)
Compensation expense (b)(i)	(991,696)	(991,696)	(991,696)
Compensation expense (b)(ii)	1,016,799	577,549	–
U.S. GAAP	$(86,358,938)	$(79,688,692)	$(72,562,512)
Consolidated statements of loss:
Loss under Canadian GAAP	$(7,109,496)	$ (7,516,842)	$ (4,958,751)
Compensation expense (b)(ii)	439,250	577,549	–
Loss under U.S. GAAP	$(6,670,246)	$ (6,939,293)	$ (4,958,751)
Basic and diluted loss per share under U.S. GAAP	$(0.32)	$(0.57)	$(0.71)
Loss under U.S. GAAP	$(6,670,246)	$ (6,939,293)	$ (4,958,751)
Other comprehensive loss (income) being cumulative translation adjustment (c)	–	–	(477,210)
Comprehensive loss under U.S. GAAP	$(6,670,246)	$ (6,939,293)	$ (5,435,961)

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

(b)

Compensation expense:

(i)

Effective November 1, 2002, the Company adopted the new CICA Handbook section 3870, “Stock-Based compensation and Other Stock Based Payments”.  As a result, the Company has recognized compensation expense on options issued to consultants subsequent to November 1, 2002.  As the Company has always recognized compensation expense for options issued to consultants for US GAAP purposes, this resulted in no U.S. GAAP differences in 2005 and 2004.  Prior to the adoption of 3870, the company did not recognize compensation expense for Canadian GAAP purposes when stock or stock options were issued to consultants.  Any consideration paid on exercise of stock options or purchase of stock was credited to share capital.

(ii)

Effective January 1, 2004 Canadian GAAP requires the Company to estimate the fair value of stock-based compensation granted to employees and to expense this amount over the estimated vesting period of stock options.  For US GAAP purposes, the Company follows the intrinsic value method and no stock based compensation is recorded when the exercise price of stock options granted to employees is the same as the market price at the date of grant. If the Company issues options with an exercise price that is less than the market price, for US GAAP purposes the resulting compensation expense is charged to earnings over the vesting period.  During the year ended December 31, 2005, the Company recorded compensation expense for Canadian GAAP of $439,250 (2004 - $577,549) relating to employee stock options in excess of the amount recorded under US GAAP.

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

	2005	2004	2003
Loss under U.S. GAAP	$ (6,670,246)	$ (6,939,293)	$ (4,958,751)
Compensation expense	804,158	673,513	1,281,680
Pro forma loss under U.S. GAAP	(7,474,404)	(7,612,806)	(6,240,431)
Pro forma loss per common share:
Basic and diluted	(0.36)	(0.63)	(0.89)
Weighted average number of common shares	20,578,427	12,144,565	7,022,447

(ii)

Recent accounting pronouncements:

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces Accounting Principles Board Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS 154 requires retrospective application to prior period’s financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. Certain disclosures are also required for restatements due to correction of an error. SFAS 154 is effective for accounting changes and corrections of errors, made in fiscal years beginning after December 15, 2005. The impact that the adoption of SFAS 154 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes and the nature of transitional guidance provided in future accounting pronouncements.

#