Form 20-F/A
period 2005-12-31
DIVERSINET CORP
filed 2006-03-14
CIK 918387

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

3.            Acquisitions and discontinued operations:

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

4.           Capital assets:

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

5.                  Accrued liabilities:

	2005	2004
Compensation	$ 42,256	$ 151,633
Professional fees	101,973	97,611
Miscellaneous	82,450	229,537
	$ 226,679	$ 478,781

6.                   Share capital, warrants and common share purchase options:

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

(g)  On January 20, 2004, the Company completed a private placement of 1,000,000 common shares and 1,100,000 common share purchase warrants for gross proceeds of $2,000,000.  All the warrants expire on January 15, 2007 with 500,000 vesting immediately and exercisable at $2.00 per share, 350,000 vesting on January 15, 2005 and exercisable at a price of $2.05 and the remaining 250,000 warrants vesting on July 15, 2004 and exercisable at a price of $2.05 per share.  The later two vestings will become immediate if any one of a number of significant changes occurs within the Company.  During December 2004, the Company repriced the 350,000 warrants vesting on January 15, 2005 to $0.60 in connection with the financing in (h) below.

(h)  On December 20, 2004, the Company completed a private placement of 6,925,000 common shares and 300,000 common share purchase warrants for gross proceeds of $2,650,000.  Each warrant entitles the holder thereof to acquire one common share at a price of $0.40 per common share for a period of up to three years from December 20, 2004.

(i)  Professional services:

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

(j)   On September 26, 2005, the Company completed a private placement of 5,000,000 common shares and 71,250 common share purchase warrants for gross proceeds of $2,000,000.  Each warrant entitles the holder thereof to acquire one common share at a price of $0.40 per common share for a period of up to three years from September 26, 2005.

(k)   Professional services:

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

(l)    Amount related to warrants expiring during the period unexercised.  The value of warrants that have vested prior to the cancellation or expiration date has been reclassified to contributed surplus.

(m) During the third quarter of the current year, the Board approved an incentive plan, based on achievement of certain milestones, for the entire management team and employees consisting of up to $2,000,000 in cash and 2,000,000 nominal value warrants.

7.           Basic and diluted loss per share:

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

9.           Segmented information:

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at December 31, 2005 – 100%, December 31, 2004 – 75% and December 31, 2003 – 60% of the capital assets were located in Canada, 0% (25% - December 31, 2004; 22% December 31, 2002) were located in the United States and 0% (0% December 31, 2004 and 18% - December 31, 2003) in Hong Kong.

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

10.           Commitments and contingencies:

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

11.          Share option plan:

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

12.          Financial instruments and risk management:

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

13.         Related party transactions:

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

14.         Reconciliation of Canadian and United States generally accepted accounting principles (“GAAP”):

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

(c)   Other comprehensive loss (income):

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