Form 20-F
period 2006-12-31
DIVERSINET CORP
filed 2007-02-23
CIK 918387

As filed with the Securities and Exchange Commission on February 23, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

or

[x]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

For the fiscal year ended December 31, 2006

or

[]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934, AS AMENDED

For the transition period from __________ to ___________

Commission file number:

DIVERSINET CORP.

Province of Ontario, Canada

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

Securities registered or to be registered pursuant to Section 12(b) of the Act:      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:       Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:      None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:     33,413,005 Common Shares as of December 31, 2006

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

3-A.

Selected Financial Data

The selected financial data for the fiscal years ended December 31, 2006, 2005, 2004, 2003 and October 31, 2003 and 2002, and for the fourteen months ended December 31, 2003 are derived from our audited financial statements.  The selected financial data for the two months ended December 31, 2003 are derived from our unaudited financial statements.  During 2003 we changed our fiscal year from October 31st to December 31st.  The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto and “Operating Results” appearing in Item 5-A. of this annual report.  As a result of a number of circumstances, including financing activities, the acquisition of DSS and Caradas and the U.S. dollar becoming the primary currency in which most of our business is transacted, effective October 1, 2003, we adopted the U.S. dollar as our measurement and reporting currency for preparation of our consolidated financial statements.  In addition, except where otherwise indicated, all financial information in this report is presented in United States dollars.

Our financial statements have been prepared in accordance with Canadian GAAP.  These principles conform in all material respects with U.S. GAAP except as described in Note 13 to our 2006 consolidated financial statements.  Under U.S. GAAP share capital would be greater and deficit would be less by $30,089,000 for each of the years due to the elimination of reduction in stated capital offset against accumulated shareholders’ deficit in March of 1999 recorded under Canadian GAAP which would not have been recognized under U.S. GAAP.

Selected Financial Data

(in 000’s, except per share data)

Fiscal Year Ended December 31		Fiscal Year Ended December 31	Fiscal Year Ended December 31	Fiscal Year Ended December 31	Fourteen Months Ended December 31	Two Months Ended December 31	Fiscal Year Ended October 31	Fiscal Year Ended October 31
	2006	2005	2004	2003	2003	2003	2003	2002
(In accordance with Canadian GAAP)
Revenue	1,667	$1,101	$2,603	$1,395	$1,436	$467	$967	$710
Loss from Continuing Operations	(3,451)	(7,039)	(6,976)	(4,713)	(5,373)	(731)	(4,641)	(4,065)
Loss from Discontinued Operations	0	(71)	(541)	(246)	(246)	(52)	(193)	0
Net Loss	(3,451)	(7,110)	(7,517)	(4,959)	(5,618)	(784)	(4,834)	(4,065)
Weighted Average no. of shares (000’s)	28,740	20,578	12,145	7,022	6,478	11,043	5,715	2,972
Loss Per Share – Continuing Operations	(0.12)	(0.34)	(0.57)	(0.67)	(0.83)	(0.07)	(0.81)	(1.37)
Net Loss Per Share	(0.12)	(0.35)	(0.62)	(0.71)	(0.87)	(0.07)	(0.85)	(1.37)
Dividends Per Share	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Working Capital	3,697	1,081	2,278	452	452	452	1,114	1,752
Long-term Liabilities	0	0	0	300	300	300	300	0
Shareholders’ Equity	4,086	1,554	5,835	7,647	7,647	7,647	8,462	2,950
Total Assets	5,830	2,013	7,308	11,004	11,004	11,004	12,099	4,009
Share Capital	58,414	54,348	52,445	49,191	49,191	49,191	49,202	40,678
(In accordance with U.S. GAAP)
Revenue	1,667	$1,101	$2,603	$1,395	$1,436	$467	$967	$710
Loss from Continuing Operations	(3,451)	(6,599)	(6,398)	(4,713)	(5,373)	(731)	(4,641)	(4,100)
Loss from Discontinued Operations	0	(71)	(541)	(246)	(246)	(52)	(193)	0
Net Loss	(3,451)	(6,670)	(6,939)	(4,959)	(5,618)	(784)	(4,834)	(4,100)
Continuing Operations	(0.12)	(0.32)	(0.53)	(0.67)	(0.83)	(0.07)	(0.81)	(1.38)
Net Loss Per Share	(0.12)	(0.32)	(0.57)	(0.71)	(0.87)	(0.07)	(0.85)	(1.38)
Long-term Liabilities	0	0	0	300	300	300	300	0
Shareholders’ Equity	4,086	1,554	5,835	7,647	7,647	7,647	8,462	2,950
Total Assets	5,830	2,013	7,308	11,004	11,004	11,004	11,945	4,009
Share Capital	89,835	84,437	82,534	79,281	79,281	79,281	79,281	70,767

At our March 1999 Annual Meeting, our shareholders approved a resolution providing for the reduction of our stated capital by $30,089,000.  This resulted in a reduction in our accumulated shareholders’ deficit in the same amount.  At December 31, 2006, we had an accumulated deficit of $59,746,000.  If our shareholders had not approved the reduction in our stated capital, our accumulated deficit at December 31, 2006 would have been $89,835,000 and December 31, 2005 would have been $84,437,000.

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five fiscal years ended December 31, 2006 and the end of each of the last six months, the average rates for the period, and the range of high and low rates for the period.  For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

	U.S. Dollar/Canadian Dollar
	Close	Average	High	Low
Month Ended 01/31/07	1.1770	1.1734	1.1848	1.1623
Month Ended 12/31/06	1.1664	1.1528	1.1667	1.1366
Month Ended 11/30/06	1.1343	1.1357	1.1492	1.1197
Month Ended 10/31/06	1.1212	1.1277	1.1411	1.1145
Month Ended 09/30/06	1.1142	1.1156	1.1294	1.1028
Month Ended 08/30/06	1.1084	1.1210	1.1372	1.1049
Fiscal Year Ended 12/31/06	1.1664	1.1346	1.1796	1.0926
Fiscal Year Ended 12/31/05	1.1613	1.1610	1.1646	1.1583
Fiscal Year Ended 12/31/04	1.2020	1.3015	1.4003	1.1714
Fiscal Year Ended 12/31/03	1.2924	1.4014	1.5800	1.2905
Fiscal Year Ended 10/31/02	1.5661	1.5379	1.6190	1.5024

The exchange rate was 1.17 as of February 13, 2007.

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

We have limited financial resources, and if we fail to either raise capital when needed or generate revenues, we may need to cease operations.  Our ability to continue operations beyond the next fiscal year may be dependent on our ability to obtain additional financing.  Although we have made progress in developing our products and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and is unlikely to be sufficient within fiscal 2007.  We have obtained funding for operations from private equity placements in the past, but there is no assurance we will be able to do so again in the near future at commercially reasonable terms or at all despite the progress of the business.  In July 2006, we completed a private placement of 1,538,463 units, at $0.65 per unit, for gross proceeds of $1,000,000 and issued 96,154 units for consulting services related to the private placement.  Each unit is comprised of one common share and one common share purchase warrant.  The warrant will be exercisable to purchase one common share for each whole warrant at a price of $1.00 and expire on July 26, 2008. In June 2006, we completed a private placement of 6,680,001 units, at $0.60 per unit, for gross proceeds of $4,008,000.  Each unit is comprised of one common share and one common share purchase warrant.  One half of the warrant will be exercisable to purchase one common share for each whole warrant at a price of $0.75, the other half warrant at $0.90, and expire on June 30, 2008.   In September 2005 we completed a private placement with the issuance of 5,000,000 common shares at a price of $0.40 per common share and 71,250 common share purchase warrants for gross proceeds of $2,000,000 to us.  The warrants expire on September 26, 2008 and are exercisable at $0.40 per share.  In December 2004 we completed a private placement with the issuance of 6,625,000 common shares at a price of $0.40 per common share for gross proceeds of $2,650,000.  In January 2004 we completed a private placement through the issuance of 1,000,000 common shares and 1,100,000 common share purchase warrants.  We received gross proceeds of $2,000,000 in the transaction.  The warrants were comprised of 500,000 warrants exercisable at $2.00 and 250,000 at $2.05 and 350,000 at $0.60.  Each warrant entitles the holder thereof to acquire one common share for a period of three years.  As well, the terms of new capital, if any, may materially dilute existing shareholders.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

We have lost money in the past, we have realized minimal revenues from continuing operations, we expect to continue to sustain losses in the future and may never achieve profitability.  We have not generated sufficient revenue to date from the sales of our solutions and licensing of our products. For the year ended December 31, 2006, we posted a net loss of $3,451,000. For the year ended December 31, 2005, we posted a net loss of $7,109,000.  For the year ended December 31, 2004, we posted a net loss of $7,517,000.  For the year ended December 31, 2003, we posted a net loss of $4,959,000.  For the fourteen months ended December 31, 2003, we posted a net loss of $5,618,000.  For the year ended October 31, 2003, we posted a net loss of $4,834,000, and $4,065,000 for the year ended October 31, 2002.  We generated revenue of $1,667,000 for the year ended December 31, 2006, $1,101,000 for the year ended December 31, 2005, $2,603,000 for the year ended December 31, 2004, $1,395,000 in the year ended December 31, 2003, $1,436,000 for the fourteen months ended December 31, 2003, $967,000 in the twelve months ended October 31, 2003, $710,000 in the year ended October 31, 2002.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.  We may never achieve profitability or maintain profitability, if achieved, on a consistent basis.

Our business plan is dependent upon customer adoption and commercial deployment of our products; if our business plan is not accepted, we may need to cease operations.  Our ability to continue operations is also dependent on the acceptance of our secure authentication and related solutions and the adoption of advanced authentication protected applications over web and mobile data networks as an accepted method of personal information protection in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The personal authentication data market is in a very early stage, and it may not develop to a sufficient level to support our business.

We market our solutions to large companies, application developers and solution providers with specific market area expertise.  The implementation of our solutions by these entities typically involves a lengthy education process and a significant technical evaluation and commitment of capital and other resources.  This process is also subject to the risk of delays associated with customers’ internal budgeting and other procedures for approving large capital expenditures, deploying new technologies within their networks and testing and accepting new technologies that affect key operations. As a result, the associated sales and implementation cycles can be lengthy.  Our quarterly and annual operating results could be materially harmed if orders forecasted for a specific customer for a particular quarter are not realized.

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

We have a limited number of customers.  The loss of, or a significant reduction in business from, any of these customers would materially harm our business and results of operations, and our future prospects depend substantially on expanding our customer base.  During fiscal 2004, 46% of revenue was generated from one customer and 64% of revenue was generated from two customers.  During fiscal 2005, 38% of revenue was generated from one customer and 67% from two customers.  During fiscal 2006, 56% of revenue was generated from one customer. The loss of revenues from one or more significant customers, or the failure to collect receivables due from a major customer in a timely manner would have a material adverse effect on our results of operations.  If we are unable to expand our customer base, our results of operations will suffer.

Fluctuations in foreign exchange may adversely affect our business.  Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal 2004, 2005 and 2006, we have incurred a large portion of our expenses in U.S. dollars, but we also incurred a smaller portion of our expenses in other currencies including Canadian dollars, Pound Sterling and Hong Kong dollars.  Changes in the value of these currencies relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  With the completion of our financings in June and July 2006, we have a portion of our cash resources in U.S. dollar short-term investments and in Canadian dollars.  During fiscal 2004, 2005 and 2006 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.

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

We currently have three senior officers and 26 employees and 4 contractors.  We may not be able to improve our solutions and products or create new products if we lose any of our key employees or contractors.  We do not maintain key person life insurance policies on any of our employees.  Skilled technical personnel can be difficult to attract depending on the strength of the economy and competitive opportunities.  We may not be able to retain our current employees if they receive better job offers from other employers.

We are involved in litigation which could result in judgments against us which, in the aggregate, could total more than our combined current assets, working capital and net assets.  There is currently one material claim pending against us.  If we lose this suit or enter into settlement requiring us to pay cash or issue any of our common shares, our liquidity and financial position will be adversely affected, and our shareholders’ ownership may be diluted.  During fiscal 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged that the Company breached a dealer agreement entered into in 1995 by the Company’s former printing business and is seeking damages of $1,533,950 and damages of $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs. Management believes that a loss arising from this matter is probable and that the amount can reasonably be estimated.  The Company has recorded an amount for the liability based on its current estimate of the settlement amount.  As additional information becomes available, any potential liability related to this matter is assessed and the estimates will be revised accordingly.  Based on the currently available information, management believes that the ultimate outcome of this matter will not have a material adverse effect on our financial position or overall trends in results of operations.

We have limited experience in the authentication security software and identity management solutions field, and we are therefore subject to risks inherent in establishing a new business.  We have been in the authentication security software field since fiscal 2004 building upon our data security experience beginning in 1997 and the identity management solutions field in 2001, and we have only generated minimal revenues from this business.  We are not sufficiently established to fully evaluate or forecast our prospects, and we are subject to the risks inherent in establishing a new business enterprise.

Our ability to keep pace with the rapid technological changes and frequent new product introductions common in the information and communications technology industry will determine our ability to remain competitive and affect the viability of our products.  To succeed in the authentication security and the identity management solutions business, we believe that we will have to continuously improve the performance, features and reliability of our products and be the first to the market with new products or enhancements to existing products.  We cannot provide assurance that we will be able to improve our products in a timely manner.  The emerging market for authentication security solutions for identity protection is characterized by rapid technological developments, frequent new product introductions and evolving industry standards.  We anticipate this evolution will also occur in the authentication security and the identity management solutions market in which we focus our technological developments.  The adoption of new standards, or the informal adoption of certain standards by a significant percentage of the computer security and related industries, could require us to reconfigure our products.  We may not be able to counter challenges to our current products or to introduce product offerings that keep pace with the technological changes introduced by competitors or persons seeking to breach information security.  We are not currently aware of any significant new technologies either under development or about to be introduced in the mobile data security or the identity management solutions security field.

Further, our authentication and identity management products depend in part on the application of certain mathematical principles forming the basis of the encryption technology which is embedded in our products.  Any significant advance in techniques for decoding or cracking encrypted computer information could render some or all of our products obsolete or unmarketable.

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

Because of the broad potential application of our authentication and authorization software and identity management solutions, we compete with vendors offering a wide range of computer security products.  These competitors include Entrust Technologies, Certicom, Verisign, Vasco and EMC Corp. (RSA Division).  There also may be other potential entrants to the market of whom we are not yet aware.

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

•

result in product returns,

•

result in liability for damages,

•

adversely affect the market’s perception of the security offered by our product, resulting in a lack of demand for our products, or

•

require us to make significant expenditures to alleviate the problem.

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

Our articles of incorporation authorize us to issue an unlimited number of common shares, which could result in dilution to our shareholders. Subject to regulatory and/or shareholder approval, shareholders may experience dilution or limitations in takeover attempts because our articles of incorporation allow us to issue an unlimited number of common shares.  Our shareholders have no right to purchase additional common shares when we issue new shares.  As of December 31, 2006, we had 33,413,005 common shares issued and outstanding.

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

We may be treated as a passive foreign investment company, which would have adverse tax consequences for our U.S. shareholders.  We may be treated as a passive foreign investment company, or a PFIC.  A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. While we do not believe that we should be treated as a PFIC, whether we are treated as a PFIC depends on questions of fact concerning our assets and revenues.  Accordingly, we cannot assure you that we will not be treated as a PFIC.

If we were to be treated as a PFIC, there could be material adverse tax consequences to U.S. holders of our common shares for any taxable year during which they held our common shares, including:

•

having gains realized on the sale of common shares treated as ordinary income, rather than capital gain;

•

having interest charges apply to the proceeds of common share sold in prior periods;

•

realizing no increase in the tax basis for common shares held to fair market value upon shareholder’s death; and

•

losing preferential rate applicable to dividends received on common shares held.

The determination of whether we are classified as a PFIC is made on an annual basis and will depend on factors such as the composition of our income and assets from time to time as well as our common share price. Therefore, it is possible that we could be classified as a PFIC for any particular year.

ITEM 4.  INFORMATION ON DIVERSINET

4-A.

History and Development of Diversinet

Diversinet Corp. (formerly The Instant Publisher Inc.) was formed on December 8, 1993 through the amalgamation of The Instant Publisher Inc. with Lombard Consolidated Resources Inc., an Ontario corporation.  We are regulated in accordance with the Ontario Business Corporations Act.

Our registered and principal office is located at 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario, Canada, M2J 5B5 (telephone: 416-756-2324; fax: 416-756-7346).

The following table provides the amount spent on capital expenditures for the years ended December 31, 2006, 2005, and 2004:

YEAR	AMOUNT
2006	75,000
2005	73,000
2004	24,000

With the exception of the sale of the DSS assets in February 2005 as detailed in this report herein, there have been no major capital divestitures during the fiscal years ended December 31, 2006, 2005, or 2004.  A large portion of the capital expenditures have been computer hardware, furniture and fixture and software required for our ongoing operations.  Most of these expenditures have occurred at our head office.  We currently have no significant capital expenditures or divestiture projects in process.  All capital expenditures have been financed through working capital.

4-B.

Business Overview

We are an authentication security software product and service company that develops, markets and distributes mobile and PC-based authentication solutions that provide for secure access to on-line services and corporate networks, as well as the secure transmission of data over mobile networks.  Our solution encompasses all aspects of communication and commercial transaction security requirements, covering the authentication and authorization of individuals involved, the integrity of the information being sent.

We provide authentication security products for the secure access to data over web and mobile networks and are striving to become the leading provider of personal device-based authentication services.  Our strategy to achieve this objective involves: targeting emerging mobile data and messaging markets, expanding strategic partnerships and sales channel relationships, maintaining a leadership position in terms of products and services, research and development, and building awareness of the Diversinet brand.

We develop, license, service and support the Diversinet MobiSecure suite of mobile authentication products, solutions and services.  Diversinet MobiSecure Client provides the ability to support multiple mobile authentication solutions and service applications across a wide range of mobile device platforms.  Based on our intellectual property, patents and Diversinet Passport Trust Platform™ developed over the last seven years, we have consolidated our core technology capabilities to an application licensee/reseller business model and re-branded our offerings as the Diversinet MobiSecure suite of mobile authentication products, solutions and services.  As a packaged software and security appliance provider, Diversinet products, solutions and services allow companies to deploy the robust mobile-optimized strong authentication infrastructure needed for trusted exchange of sensitive information over data networks quickly and cost-effectively. This enables companies to reduce the time-to-market for delivery of new secure mobile data applications and business services.

The Diversinet MobiSecure™ product, solution and service suite is comprised of the following individual software products and service offerings:

•

Diversinet MobiSecure™ Client mobile-optimized strong authentication software that can be embedded on a variety of mobile devices, manages the trusted credentials used to authenticate the mobile user for secure personal communications and commercial transactions and generates One-Time Passwords according to variety of industry-standard and proprietary algorithms.

•

Diversinet MobiSecure™ Authentication Server Center (MASC) is a specialized server product which provides Over-the-Air (OTA) Diversinet MobiSecure™ Client software, credential provisioning and registration lifecycle management for mobile and PC device users.  Additionally, the Authentication Server will offer mobile-optimized validation services.  Finally the server also offers Short Message Service (SMS)-based OTP functionality to support ‘zero-client’ mobile devices for mobile authentication services for users that do not carry mobile devices that can support our client software directly.

•

Diversinet MobiSecure™ SDK provides mobile application developers with a suite of security Application Program Interface (APIs) to integrate the Diversinet MobiSecure Client software and service bureau infrastructure across a range of mobile device platforms, Internet and mobile data networks for secure personal communication and commercial transactions.

•

Diversinet’s MobiSecure™ Wallet is a client-side secure container application, which can access or hold confidential personal information, such as user id and access information via fax, email and SMS.  It operates in concert with the MobiSecure™ Vault, a server-side secure container application, and allows a user to access a host of personal information files.  Personal health records, financial information, payment information, entertainment or loyalty information can be accessed in real time, directly from a user’s mobile phone or other hand-held access device.  The MobiSecure Vault provides large file storage and backup to the Wallet and is accessible through web service interfaces and adaptors.

Industry Background

In recent years, the personal data industry has been growing on many fronts.  We believe the worldwide growth of the mobile data industry is being propelled by the explosive growth of the Internet and the consequent demand for mobile data access to the Internet, high penetration rates for users of mobile telephones, intense price competition among mobile network operators and the emergence of worldwide standards for mobile data communications.

Security has and will continue to be a major concern for the mobile data community.  The increasing number of consumers and businesses that expect the ability to securely access confidential information and conduct transactions wirelessly has created the interest and demand for mobile device security.

The mobile data market is not readily adaptable to its networks, applications and devices used within existing wired solutions.  Mobile data networks are fundamentally different from wired networks.  In wired networks, the Intel chip in a PC is the common device platform, Microsoft Windows is the dominant operating system and the browser is the common graphical user interface.  Mobile data networks currently have no dominant standards for client platforms, with a large variety of operating systems and user interfaces.  The mobile device may be a PDA, PDA/Phone combination, intelligent mobile device or a smart phone.  Many operating systems and configuration options as well as network operator network policy arrangements are being employed.   Therefore the mobile device market is technically more complex than the existing PC Internet market in terms of technical diversity.

Mobile industry standards are emerging, and we are a member and contributor to many of the standard-setting bodies.  One of the main standards setting forums is the Open Mobile Alliance (formerly the WAP or Wireless Application Protocol Forum).  The objective of this association is to develop standards intended to bring highly-optimized Internet content to mobile devices by creating global mobile data protocol specifications and standards that work across all mobile network technologies. In addition to the Open Mobile Alliance, we are a Coordinating member of the initiative for Open AuTHentication (also known as OATH) an industry-wide collaboration to develop an open reference architecture by leveraging existing open standards for the universal adoption of strong authentication. We are also a member of the Liberty Alliance Project, an open body working to address the technical, business, and policy challenges surrounding identity and web services; and the NFC Forum, an industry group focusing on Near Field Communications standards for RFID/proximity communications used in mobile payments and related applications.

Need For Secure Transactions Supported By Strong Authentication

The openness and accessibility that have stimulated the adoption and growth of the Internet and mobile and wired public and private networks, also create threats to the authenticity, privacy and integrity of information that is transmitted across or stored on the networks.  Well-publicized Internet fraud experienced by on-line companies and attacks resulting in overloading of popular e-business web sites by hackers and ‘phishing’ experts have highlighted the need for improved user authentication. Identity theft is the fastest growing types of consumer fraud.  The Federal Trade Commission in the United States has estimated,that each year ten million Americans are victims of identity theft with a total cost to business and consumers exceeding $50 billion. Additionally, FTC estimates that almost 2 million U.S. Internet users experience fraud each year, with 70% of the cases associated with online banking or bill payment. Enhanced user authentication – commonly known as strong authentication – is the next wave of security enablers to curb the rise in identity theft. The security risks associated with personal communications and commercial transactions over the Internet, and over mobile and wired public and private networks, have accentuated the need for strong authentication solutions that protect user identity, data and devices.

In order to further define and deliver to the market needs for strong authentication solutions, the initiative for Open AuTHentication (OATH) was founded in February 2004 by Verisign including a host leading global information and communication technology industry companies as charter members: IBM, Gemalto, Entrust, Diversinet, Vasco, SafeNet and others.  According to OATH, strong authentication connotes a stringent level of security that combines a user ID with a software or hardware ‘token’ to form a unique device that validates a user’s identity when accessing a software application or network.   It represents a foundational element of trusted networks where multiple business partners can securely share confidential information. Online identities secured only by static passwords can be exploited, resulting in identity theft or compromised systems.  Existing two-factor authentication approaches, while more effective, are often expensive and complex, and their lack of interoperability poses significant barriers to adoption.  An industry-wide collaborative effort to promote Open Strong Authentication will remove these barriers and broaden enterprises’ use of the Internet to communicate, collaborate, and conduct commerce in new ways.

Market Acceptance of Strong Authentication

A wide range of products and services has been introduced to address strong authentication requirements for wired applications and services.  For example, products such as password tokens, smart cards and USB authenticators, which limit network access only to users having recognized addresses or entering recognized passwords, provide access control by providing One-Time-Passwords (OTPs).  These OTP products are generally limited in their flexibility, user convenience and are expensive to the general enterprise and consumer markets.   Globally, there are over 30 million hardware authentication ‘tokens’ in the market, as stated by vendors RSA (The Security Division of EMC), Vasco Data Security and others, with the average end user cost per token of $35 per unit for enterprise remote access deployments.  This cost does not include system and server fees associated with validating the identity of the user as well as backend integration to the application and/or service provider.

Globally, there are an estimated 230 million online banking and brokerage users today, with the vast majority of these accounts authenticated by a simple password for online access.  We believe that globally, the enterprise and consumer mass markets have not yet adopted strong authentication because of the associated high-costs for the ‘tokens’ and because of the inconvenience of carrying multiple authentication devices to remotely access Internet lifestyle communities such as banking, wagering, associations, corporate information and public sector services. For strong authentication to take hold for the mass market, each individual user would be required to carry, and pay for, one ‘token’ for each access point.  We believe a soft token capable of addressing multiple access points created within, or delivered to, a mobile device, will increase the acceptance for strong authentication.

Need for Mobile Authentication Services

We believe that as mobile devices proliferate in the marketplace and become both smarter and connected to the Internet the requirements to authenticate the device and the users become critical. The identity of the individual is under greater threat than at anytime during the past and must be maintained and protected in order to facilitate transactions over the wireless network and the Internet. Whether an individual is downloading a ring-tone to their phone, requesting private health data from a hospital database or simply expecting their email to be secure, authentication services are essential in a mobile world.

The prevention of fraud, the ability to thwart phishing schemes, the need to protect identities and private information are all dependent upon authentication of individuals using mobile devices and their associated services.

Market Size

Mobile devices are becoming pervasive in many parts of the world.  Today there are 2 billion plus wireless phones worldwide with predictions of subscribers reaching three billion by 2010, as networks grow and prices for handsets continue to drop according to Goldman Sachs Research.  Over 700 mobile network operators worldwide contribute to subscriber growth and will be seeking to retain subscribers through the provision of innovative authentication services.

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

3.

Mandated Government Regulation

Enterprises are looking toward stronger authentication methods in order to track and control who has access to what information in order to comply with demanding regulations such as the Sarbanes-Oxley Act and the Health Insurance Portability and Accountability Act (HIPAA). Hackers cannot be tolerated when corporations are legally responsible to protect the privacy of the data under their control. Additionally, the recent U.S. FFIEC guidelines require financial institutions to implement enhanced authentication measures (beyond simple username/password) when authenticating bank customers when using online financial services.

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

Strategy

We strive to be a leader in providing mobile-optimized strong authentication products, solutions and services to protect mobile user identity, data and devices over mobile data networks and other networks, including corporate networks, telecommunications systems and the Internet.  We continue to develop new innovative products and services such as MobiSecure Wallet, our client-side secure container application, which can access or hold confidential personal information, such as user id and access information via fax, email and SMS and MobiSecure Vault, a server-side secure container application, and allows a user to access a host of personal information files.  With these products personal health records, financial information, payment information, entertainment or loyalty information can be accessed in real time, directly from a user’s mobile phone or other hand-held access device.  The MobiSecure Vault provides large file storage and backup to the Wallet and is accessible through web service interfaces and adaptors.

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

VeriSign

Microsoft

RSA, The Security Division of EMC

Research In Motion

Magna Entertainment Corp.

Visa

SanDisk

BlueCross

Maintain what we believe to be a leadership position in terms of research and development of technology.  In In late 1996, we acquired technology that consists of concepts and methods that relate to automatic and safe public information communication systems and methods for secure distribution of information.  We have invested, and intend to continue to invest, significantly in the development of our technology.  We will base future development of our technology on mobile device security market requirements.  In January 1999, we were issued a patent for this technology by the U.S. Patent and Trademark Office that will be in effect until August 22, 2017.  In April 2001 we received an U.S. patent for our technology relating to the handling of permissions.  In June 2001 we received an Israeli patent that will be in effect until 2021 for our technology relating to safe communications handshake and data transfer.  In July 2003, we received a patent from the State of Israel Patent Office for our “System and Method for Reliable Key Transfer”.  This patent will be effective until 2021.  This system and method provides for an automated method to securely update root certificate authority (CA) keys and certificates (basis for root rollover) and combine domains. On August 5, 2003, we received a trademark from the U.S. Patent and Trademark Office for our Diversinet logo.  This trademark will be effective until 2013.  On November 2, 2003, we received a patent from the State of Israel Patent Office for our “System and Method for Handling Permits”.  This patent will be effective until 2017.  The patented technology provides for a unique permit separation model that enhances the security and privacy of wired and wireless e-commerce systems by improving the management of personal privileges in advanced PKI security environments.  On September 5, 2006, we received a patent from the U.S. Patent and Trademark Office for our “Method of establishing secure communications in a digital network using pseudonymic digital identifiers”. On November 21, 2006, we received a patent from the State of Israel Patent Office for our “Communication system and method”. On January 30, 2007, we received a patent from the Canadian Intellectual Property Office for our “System and Method for Reliable Key Transfer”. The patented technology describes a method to securely update root CA keys and certificates (Basis for Root Rollover) and combine domains.

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

Strengthening our Presence in the Canadian, US and other markets.  We believe the Canadian and U.S. markets will be active and growing markets for our mobile authentication products, solutions and services.  To strengthen our position in these important markets we are focusing our sales and marketing efforts to align our resources with strategic partners in each territory to deliver to local market needs.

Products and Services

We believe our technology and approach to mobile authentication services have several distinct advantages over existing security methods.  Most notably, our solutions were developed specifically for the mobile environment.  Our mobile-optimized technology minimizes demands placed on scarce device resources such as processor and memory, and as a result assists in conserving battery life.  Our technology also minimizes the amount of data sent over the network and the number of steps required to achieve a secure connection, which optimizes consumer network resources

We develop, market and distribute a complimentary product and service suite: Diversinet MobiSecure™ Client and Diversinet MobiSecure™ Authentication Server together provide, what we believe to be, a comprehensive security solution with a focus on mobile applications residing on Palm, RIM, Symbian, Microsoft and Java-based operating systems; mobile browser-based devices; and GSM/SIM (Subscriber Identity Module) based devices.

Our products and services are designed to address the unique needs of mobile devices, networks and applications.  When integrated with specific applications, our products enable mobile users to effectively manage secure communications and transactions across mobile data networks.

Diversinet MobiSecure™ Client

The MobiSecure™ Client is a mobile device resident software tool designed to support applications running on the mobile device with an accessible security service package.  The primary product objective is to enhance mobile device resident applications to utilize a series of mobile security functions supporting Authentication, Privacy, Integrity and Non-repudiation.

The MobiSecure™ Client package contains several initial applications.  These include a user One-Time Password (OTP) application as well as appropriate One-Time Password browser plug-ins to allow One-Time Passwords to be generated automatically during browser sessions.

Diversinet MobiSecure™ Authentication Server

The Diversinet MobiSecure™ Authentication server product will operate as a customer facilities hosted application server.

MobiSecure™ Authentication server provides the basis for both supporting the provisioning of the Mobile Secure™ Client and the delivery of an SMS two-factor authentication service as well as validating the generated token values to permit access to corporate or secure facilities.

Product and Service Development

Our engineering group is focused on developing core technologies and enhancements to existing product lines to maintain and extend what we believe to be our technology and product leadership position.  More specifically, the group is currently focused on the development of additional features for Diversinet MobiSecure™ software and the Mobile Secure™ Authentication Server the features of which will be assessed in terms of market demand and competition.

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

Consulting Services and Support

We believe that a high level of service and support will be critical to our success and that a close and active customer relationship is important to facilitate rapid implementation of our solutions, assure customer satisfaction and provide us with important information regarding evolving customer requirements.  We are continuing the process of building a Diversinet MobiSecure™ services group that will provide product integration services, customized engineering support and training to our customers through our channel partners.

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

As of December 31, 2006, our research and development staff consisted of 21 employees (of which 8 hold advanced degrees in science or business).  Research and development expenditures were $0.8 million in the fiscal year ended December 31, 2006, $1.2 million in the fiscal year ended December 31, 2005, $1.2 million in the fiscal year ended December 31, 2004, and $1.3 million in the fiscal year ended December 31, 2003.  We expect to spend approximately $2.3 million in fiscal 2007.  We believe that timely development of new and enhanced security products is necessary to remain competitive in the marketplace.

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

On August 5, 2003, we received a trademark from the U.S. Patent and Trademark Office and the Canadian Trademark Office for our Diversinet logo.  This trademark will be effective until 2013.

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

On September 5, 2006, we received a patent from the U.S. Patent and Trademark Office for our ““Method of establishing secure communications in a digital network using pseudonymic digital identifiers”.  The patented technology describes a technique for anonymous electronic identity.

On January 30, 2007, we received a patent from the Canadian Intellectual Property Office for our “System and Method for Reliable Key Transfer”. The patented technology describes a method to securely update root CA keys and certificates (Basis for Root Rollover) and combine domains.

On November 21, 2006, we received a patent from the State of Israel Patent Office for our “Communication system and method”. The patented technology describes a method to access databases from multiple access devices according to customer choice.

Applications for sixteen other patents have also been submitted in USA and Canada based on the same concept for which the United States patent was granted, as well as other concepts.

We have also applied to register as trademarks with the United States Patent and Trademark Office and/or the Canadian Trademark Office the name “MobiSecure”, but there can be no assurance that these trademarks will be successfully registered.

We continue to seek patent and trademark protection where appropriate.

Marketing and Sales

Marketing

Our marketing efforts will support our two primary marketing objectives:

(i)

increasing awareness through building the Diversinet brand; and

(ii)

generating sales leads in our target markets.  Our efforts to increase awareness and build our brand will entail gaining positive coverage in targeted trade and business publications and establishing and developing relationships with analysts from market influencers.  We will pursue the generation of sales leads through the implementation of programs and active participation in targeted events with cooperative marketing activities in support of channel partners.

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

During 2001, we entered into an agreement with an Asian company to establish a joint venture to conduct certain of our Asian activities.  Each party holds a 50% interest in the joint venture, Atria Limited (formerly Diversinet Hong Kong Limited).  During the second quarter of 2004, we received notification from the other joint venture partner of their intent to terminate the joint venture agreement and wind up the joint venture.  During the fourth quarter of 2004 we increased our depreciation charge by $145,000 (and reducing our capital assets cost base by $330,000 and our accumulated depreciation and amortization for our capital assets by $185,000) for our joint venture assets in recognition that we are in the process of winding up the joint venture.  The joint venture is currently inactive.

We have five inactive wholly-owned subsidiaries, Diversinet Corporation of America, incorporated in Delaware, Diversinet Inc., an Ontario corporation which was formed on November 20, 1996; Instant Publisher Ltd., a Barbados corporation formed on December 2, 1993; Diversinet (Israel) Ltd., an Israeli corporation; and DSS Software Technologies, incorporated in California.

4-D.

Property, Plant and Equipment

Our head office is located in leased premises of approximately 8,500 square feet at 2235 Sheppard Avenue East, Suite 1700, Toronto, Canada M2J 5B5.  The lease for our head office expires in April 2012.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our financial statements have been prepared in accordance with Canadian GAAP.  These principles conform in all material respects with U.S. GAAP except as described in Note 13 to our 2006 consolidated financial statements.

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

5-A.

Operating Results

Overview

Founded in 1997 and based in Toronto, Canada, we are a provider of personal authentication and security solutions for the wireless world.  Our software and services protect user identity and provide secure access for consumer and business applications using a variety of mobile phones, Personal Digital Assistants and personal computers.  Our scaleable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services.  Our technology simplifies what had previously been a complex set of technical problems in both information security and wireless data communications.  In January 2005 we began to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy and a rebuilding of the sales and marketing strategy of the company.

Our MobiSecure soft tokens and MobiSecure Authentication Service Center (MASC) enable financial service providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure on-line services for mobile device and PC users worldwide.  Our MobiSecure soft tokens are securely provisioned and managed by MASC and are available on the leading intelligent mobile device platforms, including Symbian, Microsoft, RIM, Palm and Java-based phones as well as on personal computers running Microsoft Windows.

Our MobiSecure Wallet is a client-side secure container application, which can access or hold confidential personal information, such as user id and access information via fax, email and SMS.  It operates in concert with the MobiSecure Vault, a server-side secure container application, and allows a user to access a host of personal information files.  Personal health records, financial information, payment information, entertainment or loyalty information can be accessed in real time, directly from a user’s mobile phone or other hand-held access device.  The MobiSecure Vault provides large file storage and backup to the Wallet and is accessible through web service interfaces and adaptors.

Our combination of client software and wireless provisioning services enables the issuance and management of mobile device authentication tokens and also creates a technology platform from which we can provide an entirely new and powerful set of capabilities in the mobile e-commerce environment in the form of digital identities, digital permissions and wireless wallets.  In addition to providing mobile device security and provisioning solutions, we deploys an experienced professional services team for application development, consulting, training and technical support.

During 2004, the average US – Canadian dollar rate was 1.30.  During 2005, the average U.S. – Canadian dollar rate was 1.16, causing our Canadian dollar expenditures to increase relative to the U.S. dollar.  During 2006, the average U.S. – Canadian dollar rate was 1.13, causing our Canadian dollar expenditures to increase relative to the U.S. dollar.

Operating Results

Unaudited quarter ended December 31, 2006 compared to the unaudited quarter ended December 31, 2005

Revenue

For the quarter ending December 31, 2006, we reported revenue of $286,000 compared to $159,000 for the quarter ended December 31, 2005.  During the quarter, we generated 70% (100% in 2005) from consulting services and 30% (nil in 2005) from licensing.  The higher revenue for the 2006 quarter was due to a large amount for a license and professional services agreement entered into with a leading global identity authentication and protection company serving several million consumers.  During Q4 2006 we signed an agreement with BCNEPA under which we have invoiced $900,000 (and received $900,000) which invoiced amount is included in ‘deferred revenue’ on the balance sheet.

Cost of sales

Cost of sales were $50,000 for the quarter ended December 31, 2006 compared to $13,000 for the same quarter in 2005.  The increase is due to a contract for professional services in which one employee’s wages are charged to cost of sales.  This contract started in November of 2005.

Expenses

Research and development expenses were $316,000 for the quarter ended December 31, 2006 compared to $310,000 for the same period of 2005.  Sales and marketing expenses were $189,000 for the quarter ended December 31, 2006 compared to $354,000 for the same period of 2005.  The Q4 2005 results include severance costs as we realigned the sales and marketing team.  Throughout the quarter the average number of employees in this department was four less than the prior year.  This resulted in remuneration, travel and human resource cost being reduced by $138,000.  Public and media relations expenses were decreased by $23,000 over Q4 2005.  General and administrative expenses were $797,000 for the quarter ended December 31, 2006 compared to $503,000 for the same period of 2005.  The 2006 quarter includes Canadian $250,000 in litigation costs (2005 - $nil) and $90,000 in stock-based compensation expense, compared to $177,000 for the same period in 2005.

Depreciation and amortization

Depreciation and amortization expense was $38,000 for the quarter ended December 31, 2006 compared to $48,000 for the same period of 2005.  The variance is the result of applying our rates to a declining net asset balance.

Other Income

We reported net income from discontinued operations of $nil for the quarter ended December 31, 2006 compared to net income of $28,000 in the prior year’s comparative period.

Net Loss

We reported a net loss of $1,050,000 for the quarter ended December 31, 2006 and $1,030,000 for the quarter ended December 31, 2005.  The loss per share was $(0.03) for the quarter ended December 31, 2006 compared to $(0.04) for the December quarter of 2005.

Year ended December 31, 2006 compared to year ended December 31, 2005

Revenue

For the year ending December 31, 2006 and 2005, we reported revenue of $1,667,000 and $1,101,000 respectively.  We generated 84% (73% in 2005) of our revenues from the United States, 12% (18% in 2005) from the Asia Pacific region, 2% (9% in 2005) from Canada and 2% (nil in 2005) from other areas during the year ended December 31, 2006.  During this year, we generated 94% (100% in 2005) from consulting services and 6% (nil in 2005) from licensing.  During 2006 we began and completed work on the RSA Security development product.  We applied a zero gross margin percentage of completion method for this development agreement, providing us with $845,000 in revenues and $845,000 in cost of sales in fiscal 2006.  During Q4 2006 we signed an agreement with BCNEPA under which we have invoiced $900,000 included in ‘deferred revenue’ on the balance sheet.  We expect to commence recognition of revenue related to this arrangement over the coming quarters as we deliver the MASC license and the associated 100,000 tokens to BCNEPA.  In January 2005 Diversinet began to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy and a rebuilding of the sales and marketing strategy of the company.  During the third quarter of 2005 we received notice from one of our customers that they would not be renewing our contract to provide test lab services.  This contract represented $479,000 in 2005 revenues.

During 2006, 78% of our revenue came from three customers (67% in 2005 from two different customers).  While we are endeavoring to increase our customer base, the market that we operate in is still in an evolving stage and our revenue is still quite small.  Therefore, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

Cost of sales

Cost of sales were $1,041,000 (gross margin of 38%) for the year ended December 31, 2006 compared to $563,000 (gross margin of 49%) for 2005.  This represents the direct costs associated for completing the software solutions and consulting services revenue.  The lower margins for 2006 are the result of lower margins on a significant strategic customer (RSA Security) in 2006.

Expenses

Research and development expenses were $832,000 for the year ended December 31, 2006 compared to $1,242,000 for 2005.  Starting in Q1 2006, the development department focused a portion of their work effort towards completing modification to our products for RSA Security.  In the past, this department’s time has been spent conducting research and developing our products for general availability.  As a result, during 2006, product development costs of $730,000 were reallocated from research and development to cost of sales.  Costs were further reduced in 2006 by $288,000 from the receipt of funds for our scientific research and experimental development (SRED) claim for the 2003, 2004 and 2005 fiscal years.  The increase in development costs of $608,000 (before the SRED credit and cost of sales allocation) over 2005 was largely due to an increase of 31% in the head count (from 16 to 21 people) in this department.

Sales and marketing expenses were $701,000 for the year ended December 31, 2006 compared to $1,290,000 for 2005.  The decrease in costs in this department was due to a 38% reduction in the average head count (from 8 to 5).  Further cost reductions included a decrease in travel costs of $46,000, conferences by $40,000 and memberships by $28,000.  Included in the December 31, 2006 sales and marketing expenses is $33,000 ($nil for 2005) relating to stock-based compensation expenses.

General and administrative expenses were $2,485,000 for the year ended December 31, 2006 compared to $2,301,000 for 2005.  Included in the December 31, 2006 general and administrative expenses is $874,000 ($986,000 for 2005) relating to stock-based compensation expenses.  The Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options and warrant grants.  Professional fees increased by $76,000 over 2005 due to greater spending in investor and public relations areas.  We have also accrued Canadian $250,000 in regards to litigation costs that we are currently involved in.

Depreciation and amortization

Depreciation and amortization expense was $159,000 for the year ended December 31, 2006 compared to $540,000 for 2005.  The reduction in 2006 is primarily due to the sale of the DSS assets in February 2005, which led to reduced depreciation and amortization.  This is consistent with the reduction in net capital assets.

Other Income

Foreign exchange losses were $18,000 for the year ended December 31, 2006 compared to $11,000 for 2005.  We earned interest and other income of $118,000 during 2006 compared to $32,000 for 2005 through investing our excess cash.

We reported a loss from discontinued operations of $nil for the year ended December 31, 2006 compared to $71,000 for 2005.  In February 2005 DSS completed an agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  With the sale of the DSS assets, we have included the results of DSS as a single line item (‘discontinued operations’) in the financial statements.  During the first quarter of 2005, with the sale of DSS’ assets, goodwill from the acquisition of DSS of $392,000 has been included in determining the loss on disposition.

Net Loss

We reported a net loss for the year ended December 31, 2006 of $3,451,000 compared to $7,109,000 for 2005.  These net losses include stock-based compensation expense relating to the issuance of options and warrants of $906,000 and $986,000 during 2006 and 2005 respectively and a goodwill and customer asset impairment charge of $nil and $2,225,000 for 2006 and 2005 respectively.

Year ended December 31, 2005 compared to year ended December 31, 2004

Revenue

For the year ending December 31, 2005 and 2004, we reported revenue of $1,101,000 and $2,603,000 respectively.  We generated 73% (90% in 2004) of our revenues from the United States, 18% (2% in 2004) from the Asia Pacific region, 9% (4% in 2004) from Canada and nil (4% in 2004) from other areas during the year ended December 31, 2005.  During 2005, we generated 100% (87% in 2004) from consulting services and nil (13% in 2004) from licensing.  The lower revenue for 2005 was due to a reduction in the Caradas revenues of approximately $1.5 million.  During the third quarter of 2005 we received notice from one of our customers that they would not be renewing our contract to provide test lab services.  This contract represented $479,000 in 2005 revenues ($355,000 in 2004).  In 2004, we received $195,000 from a license sale of our Connexus Client software.  In January 2005 Diversinet began to focus on the evolving protection and trust needs of mobile users.  This shift resulted in a decrease in our US professional services in the amount of $833,000.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy and a rebuilding of the sales and marketing strategy of the company.

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

General and administrative expenses were $2,301,000 for the year ended December 31, 2005 compared to $2,369,000 for 2004.  Included in the December 31, 2005 general and administrative expenses is $986,000 ($761,000 for 2004) relating to stock-based compensation expenses.  Remuneration and travel increased $146,000 over 2004 as a result of the addition to our executive team of a President offset by the reduction of an employee at head office.  Professional fees decreased by $353,000 over 2004 due to non-recurring legal settlements and consulting services which were not incurred in 2005.  Two large accounts were written off in 2004 resulting in bad debt charges of $85,000 (2005 for $nil).  Rent expense increased to $158,000 ($119,000 for 2004) relating to our head office in Toronto, Canada.

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

During the third quarter of 2005, we received notice from one of our customers that they would not be renewing our contract to provide test lab services.  Therefore, with there being no continuing customers from the September 2003 Caradas purchase and with our new strategy focused on the evolving protection and trust needs of mobile users, we determined that net customer assets were impaired under the fair value based methodology as prescribed under GAAP.  We have recorded a customer asset impairment charge of $331,000 (nil- 2004).  In consideration of the adverse change noted above, we completed our goodwill impairment testing during the third quarter of 2005.  As part of the purchase price calculation, and ultimately affecting the goodwill, the original value attributed to common shares provided in the Caradas acquisition was $3.45 per common share.  As the result of the above the fair value of our goodwill exceeded its carrying value which results in a $1,895,000 impairment charge in 2005.  As Caradas has been unable to attract significant new customers in order to generate positive cash flows, we determined that the fair value of our goodwill exceeded its carrying value by $1,895,000 as at September 30, 2005 ($2,500,000 for 2004).

Other Income

Foreign exchange losses were $11,000 for the year ended December 31, 2005 compared to $28,000 for 2004.  We earned interest and other income of $32,000 during 2005 compared to $16,000 for 2004 through investing our excess cash.

We reported a loss from discontinued operations of $71,000 for the year ended December 31, 2005 compared to $541,000 for 2004.  In February 2005 DSS completed an agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  With the sale of the DSS assets, we have included the results of DSS as a single line item (‘discontinued operations’) in the financial statements.  During the first quarter of 2005, with the sale of DSS’ assets, goodwill from the acquisition of DSS of $392,000 has been included in determining the loss on disposition.

Net Loss

We reported a net loss for the year ended December 31, 2005 of $7,109,000 compared to $7,517,000 for 2004.  These net losses include stock-based compensation expense relating to the issuance of options and warrants of $986,000 and $761,000 during 2005 and 2004 respectively and a goodwill and customer asset impairment charge of $2,225,000 and $2,500,000 for 2005 and 2004 respectively.

Critical Accounting Policies and Estimates

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

In the year ended December 31, 2006, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these controls.  We periodically review our internal controls for effectiveness and we plan to conduct an evaluation of our disclosure controls and procedures each quarter.  Other important accounting policies are described in note 1 to our consolidated financial statements.

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

During the third quarter of 2005, a Caradas customer contract expired and accordingly a goodwill and customer asset impairment analysis was performed for the Caradas reporting unit.  The impairment analysis indicated that the fair values of goodwill and customer assets were nil, and the Company recorded a goodwill write down of $1,894,690 and a customer assets write down of $330,768.  The impairment analysis for DSS indicated that the fair value of goodwill was nil and accordingly we recorded an impairment charge of $392,242 (included in loss from discontinued operations).  Application of the goodwill impairment test requires judgment, including assignment of assets and liabilities and determination of the fair value of each reporting unit.  The fair value of each reporting unit is estimated using a discounted cash flow methodology.  This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur, and determination of discount rate and terminal asset value.  The Company believes goodwill is recorded at its fair value as at December 31, 2006.

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

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements by standardizing the level of confidence needed to recognize uncertain tax benefits and the process for measuring the amount of benefit to recognize. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation is currently evaluating the interpretation and will adopt FIN 48 in the first quarter of 2007. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. The Corporation does not expect adoption of FIN 48 to have a material effect on its financial statements.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (Topic 1N):  “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108).  The SEC believes that a registrant should quantify a current year misstatement using both the iron curtain approach and the rollover approach.  If the over/understatement of current year expense is material to the current year, after all of the relevant quantitative and qualitative factors are considered, the prior year financial statements should be corrected.  Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended.  We have evaluated our accounts and determined that SAB 108 does not impact our reported results.

5-B.

Liquidity and Capital Resources

Quarter ended December 31, 2006 compared to quarter ended December 31, 2005

The net change in cash and cash equivalents and short term investments for the fourth quarter of 2006 was $356,000 compared to $(1,214,000) for the fourth quarter of 2005.  The Q4 2006 increase is largely due cash receipts of $900,000 received under the BCNEPA agreement.  This amount is recorded in deferred revenue and will be recognized as revenue in future periods.  The Q4 2005 decrease is mainly due to the continuing operating activities which used cash in an amount of $1,191,000.

Year ended December 31, 2006 compared to year ended December 31, 2005

Cash and cash equivalents at December 31, 2006 were $5,146,000 compared with $1,356,000 at December 31, 2005.  The net change in cash and cash equivalents and short term investments for 2006 was $3,791,000 compared to $(1,368,000) for 2005.  The fiscal 2006 increase was largely due to the June and July private placements in which gross proceeds of $5,008,000 were raised.  This was offset by operating activities which used cash in an amount of $1,210,000 which includes the receipt from BCNEPA of $900,000 included as part of the deferred revenues.  The fiscal 2005 decrease is mainly due to continuing operations which used cash in an amount of $3,291,000 which was offset by a financing completed during 2005 for gross proceeds of $2,000,000.

On July 26, 2006, we completed a private placement of 1,538,463 units, at $0.65 per unit, for gross proceeds of $1,000,000 and issued 96,154 units for consulting services related to the private placement.  Each unit is comprised of one common share and one common share purchase warrant.  The warrant will be exercisable to purchase one common share for each whole warrant at a price of $1.00 and expire on July 26, 2008.

On June 30, 2006, we completed a private placement of 6,680,001 units, at $0.60 per unit, for gross proceeds of $4,008,000.  Each unit is comprised of one common share and one common share purchase warrant.  One half of the warrant will be exercisable to purchase one common share for each whole warrant at a price of $0.75, the other half warrant at $0.90, and expire on June 30, 2008.

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

As of December 31, 2006, we had commitments under non-cancelable operating leases for our facilities and equipment through 2012 in amounts of $1,098,000.

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

We believe that our cash and cash equivalents as at December 31, 2006 of $5,146,000 is sufficient to meet our short-term working capital requirements for the next twelve months.  We may need to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

The following table presents unaudited selected financial data for each of the last eight quarters ending December 31, 2006:

	Revenue for the period	Loss from continuing operations	Loss (income) from discontinued operations	Loss for the period	Loss per share from continuing operations	Loss per share
	($000’s)	($000’s)	($000’s)	($000’s)	($)	($)
December 31, 2006	285	1,050	-	1,050	0.03	0.03
September 30, 2006	432	932	-	932	0.03	0.03
June 30, 2006	477	747	-	747	0.03	0.03
March 31, 2006	473	722	-	722	0.03	0.03
December 31, 2005	159	1,057	(28)	1,030	0.04	0.04
September 30, 2005	258	3,371	(48)	3,323	0.17	0.17
June 30, 2005	330	1,453	5	1,458	0.08	0.08
March 31, 2005	354	1,158	142	1,299	0.06	0.07

The September 30, 2005 quarterly loss is higher than previous quarters largely due to the inclusion of a goodwill impairment change of $1,895,000 and a customer asset impairment charge of $331,000.

5-C.

Research and Development, Patents and Licenses, et cetera

We plan to continue to invest in research and development for our mobile device security products based on the technology we purchased in 1996, and we anticipate spending approximately $2,307,000 in the year ending December 31, 2007 in connection with these efforts.  We expect to allocate funds almost entirely to salary payments to staff for the continued research and development of our security product suite.  We cannot reasonably estimate when the benefits, if any, of the continued development costs will be realized.  We also cannot reasonably estimate whether any of the continuing development costs will result in revenue for us, or whether additional sources of funding will be available if continued development of the technology is unsuccessful.

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

5-F.

Tabular Disclosure of Contractual Obligations

We are committed under operating leases for a total amount of approximately $1,098,000. The minimum payments due in each of the following years are as follows:

Contractual obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Operating lease obligations	1,097,764	214,570	410,734	404,966	67,494
Total	$1,097,764	$214,570	$410,734	$404,966	$67,494

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6-A.

Directors and Senior Management

Set forth below is information concerning our executive officers and directors as of February 20, 2007:

#

Name	Position	Age
Albert Wahbe	Chairman	61
Nagy Moustafa	CEO and Director	44
Ravi Chiruvolu	Director	38
Mark Steinman	Director	60
James Wigdale, Jr.	Director	47
David Hackett	CFO and Secretary	42

The following sets forth certain information about each of our directors and executive officers:

Albert E. Wahbe, 61, (Chairman) has served as a Director since July 2006. Mr. Wahbe was previously Executive Vice President and Group Head, Global Transaction Banking at Scotiabank, where he led the evolution of e-commerce and e-banking to provide Global Business solutions. Mr. Wahbe was also CEO of e-Scotia, where he developed Scotiabank’s Internet banking, e-commerce, wireless, telephone banking and smart card technologies for consumers. Prior to Scotiabank, Mr. Wahbe held several senior management positions in marketing and technology operations at I.B.M. Canada. Mr. Wahbe graduated from Harvard University Graduate School of Business in 1998, completing the Advanced Management Program and International Senior Management Program.

Nagy Moustafa, 44, has served as Diversinet’s Chief Executive Officer since November 1997 and President from November 1997 to December 2003.  Mr. Moustafa has more than 16 years of professional experience working in technology and engineering.

Ravi Chiruvolu, 38, has served as a director since July 2006.  Mr. Chiruvolu runs Top Shelf Capital, which is a technology fund that focuses on increasing shareholder value for primarily microcap public companies. He holds an MBA from Harvard Business School and a Bachelor of Science in Mechanical Engineering and a MS in Engineering (specialization in robotics and control systems) from MIT.

Mark C. Steinman, 59, (Past Chairman) has served as a Director since June 1998.  Mr. Steinman has over thirty years of corporate finance experience.  He has been the Executive Vice President and Chief Financial Officer of Stelco Inc. (1999-2003), the Chief Financial Officer of Spar Aerospace (1996-1999) and Chief Financial Officer of Rogers Cablesystems (1991-1995).  He is also on the Brock University Board of Trustees, the Audit Committee of the Niagara YMCA and presently serves as the Audit Committee Chair of Diversinet.  Mr. Steinman is presently a business consultant.

James (‘Jay’) B. Wigdale Jr., 47, has served as a Director since January 2005. Mr. Wigdale founded Lakefront Partners, LLC, a money-management firm, in 1998 and is the firm’s Chief Investment Officer.  Prior to founding Lakefront, he was senior VP of Institutional Sales and Regional Manager for Robert W. Baird & Co.  Mr. Wigdale was also the VP of Corporate Banking from 1984 to 1990 at Barnett Bank, Inc. (now Bank of America).  He holds a Bachelor of Science (Marketing) degree from Miami University of Ohio.

David Hackett, 42, has served as Chief Financial Officer and Corporate Secretary since March 2002.  Previously, Mr. Hackett was CFO of a technology and service provider to electronic marketplaces, where he oversaw start-up operations, public financing and acquisitions.  Mr. Hackett has also held senior financial management positions at EveryWare Development, Alliance Atlantis Communications and Entertainment Information Services Ltd.  Mr. Hackett is a CA and holds an MBA from the University of Western Ontario.

6-B.

Compensation

The following table and notes show the executive compensation paid or accrued by us during the year ended December 31, 2006 to our officers earning in excess of $100,000 per year:

	Annual Compensation			Long Term Compensation
Name and Principal Position	Salary (Cdn$)	Bonus(4) (Cdn$)	Other Annual Compensation	Options/ SARs
Nagy Moustafa Chief Executive Officer	220,000(1)	112,738	3,750	50,000/-
David Hackett Chief Financial Officer	180,000(2)	-	3,000	25,000/-
David Annan Chief Technology Officer	188,333(3)	25,353	2,250	50,000/-
Stuart Vaeth Chief Security Officer	163,151(4)	66,038	-	30,000/-
John Couse Senior Vice President, Sales and Business Development	150,000(5)	5,766	-	10,000/-

(1)

Mr. Moustafa is currently being compensated at the rate of Cdn $220,000 per annum.  See “Employment Agreements”.

(2)

Mr. Hackett is currently being compensated at the rate of Cdn $180,000 per annum.  See “Employment Agreements”.

(3)

Mr. Annan is currently being compensated at the rate of Cdn $200,000 per annum.  See “Employment Agreements”.

(4)

Mr. Vaeth is currently being compensated at the rate of U.S.$140,000 per annum. See “Employment Agreement”

(5)

Mr. Couse is currently being compensated at the rate of Cdn $150,000 per annum. See “Employment Agreements”.

(6)

Bonus allocations, if any, are determined annually at the discretion of the board of directors on the recommendation of the Compensation Committee, bonuses are paid and recorded as compensation in the fiscal year following the year in which they are earned as the determination is made by the Board in the following year.

There were no long-term incentive awards other than stock options made to the executive officers listed above during the fiscal year ended December 31, 2006.  There are no pension plan benefits in place for our executive officers and none of our senior officers or directors is indebted to us.

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

We entered into an employment agreement with David Annan, effective January 3, 2005, amended on April 17, 2006 which provides for an annual base salary of Cdn$200,000 and a performance bonus of Cdn$80,000, payable upon the achievement of corporate objectives.  The contract provides for payment of three months’ salary and bonus upon termination of employment.  The employment agreement also contains certain change of control bonuses, non-disclosure provisions and is renewable annually, subject to certain termination provisions.

We entered into an employment agreement with Stuart Vaeth, effective April 5, 2004, amended on January 1, 2006 which provides for an annual base salary of Usd$140,000 and a performance bonus of Usd$70,000, payable upon the achievement of corporate objectives.  The contract provides for payment of three months’ salary and bonus upon termination of employment.  The employment agreement also contains certain change of control bonuses, non-disclosure provisions and is renewable annually, subject to certain termination provisions.

We entered into an employment agreement with John Couse, effective January 3, 2005, amended on September 8, 2005 which provides for an annual base salary of Cdn$150,000 and a performance bonus consistent with standard terms and conditions in the Diversinet Sales Commission Program and payable upon the achievement of corporate objectives.  The contract provides for payment of two weeks’ salary upon termination of employment.  The employment agreement also contains certain change of control bonuses, non-disclosure provisions and is renewable annually, subject to certain termination provisions.

Compensation of Directors

On July 31, 2006, the Company issued 300,000 common shares to non-management board members in lieu of cash compensation.  Our directors received no compensation during fiscal 2006 for attending meetings of the board of directors or a committee of the board of directors.

Options to Purchase Our Securities

Our Amended and Restated Stock Option Plan was established on October 15, 1993 and was amended on February 4, 1997, April 16, 1999, May 15, 2000, January 22, 2003, August 15, 2003, February 22, 2005 and February 22, 2006.  Under our share option plan, options for up to a specified maximum limit of 4,148,538 common shares may be granted from time to time by the board of directors to our directors, officers, employees and consultants of us and any of our subsidiaries.  Options granted under our share option plan generally have an exercise price equal to the greater of (i) the closing price of the common shares on the day immediately proceeding the day of the grant, and (ii) the weighted average price over the preceding five trading days of the grant and generally will be exercisable quarterly over a two-year period and will expire after five years.

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

(ii)

The maximum number of common shares that may be issued to any one insider and his associates within a one-year period may not exceed 5% of the outstanding issue;

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

As at February 20, 2007, there were a total of 2,124,349 options to purchase common shares outstanding under our share option plan at exercise prices ranging from $0.37 to $6.10 with expiration dates ranging from March 25, 2007 to January 16, 2012.  The directors and officers as a group hold options to purchase 921,000 of our common shares.  The following table provides details on the share options granted to our directors, officers, employees and consultants under the terms of our share option plan as at February 20, 2007.

Share Options Outstanding
Optionee	Total number of common shares subject to option	Share exercise price	Expiration date
Directors and Officers	921,000	$0.37 to $5.50	05/02/2007 – 11/26/2011
Employees and Consultants	1,203,349	$0.40 to $6.10	03/25/2007 – 01/16/2012

6-C.

Board Practices

Our Board presently consists of five directors who are elected annually.  Each director elected will hold office until the close of business of our first annual meeting of shareholders following his election unless his office is earlier vacated in accordance with our by-laws.  In July 2006 Albert Wahbe was appointed as Director and Chairman of the Board and Ravi Chiruvolu was appointed Director.  During 2006, Brian Barry and Keith Powell resigned as directors.  During 2005 we had three director resignations, Stanley Beck, Charles Shiu and Charles Walton.  James B. Wigdale was appointed on January 3, 2005 to replace one of the directors.  Brian Barry was appointed on March 11, 2005 to replace one of the directors.  The Board has established three standing committees: the Audit Committee, the Compensation Committee and the Governance Committee.  Committee members are appointed annually following our annual meeting of shareholders.

Audit Committee

The Audit Committee is comprised of four non-management directors.  The Audit Committee has adopted a formal charter that details its mandate.

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

The members of the Audit Committee are Mark Steinman (Chair), Albert Wahbe, Ravi Chiruvolu and James Wigdale, all of whom are non-management directors.  To carry out its responsibilities, the Audit Committee held four meetings during the year ended December 31, 2006, four meetings during the year ended December 31, 2005 and four meetings during the year ended December 31, 2004.

Compensation Committee

Overview and Philosophy

The Compensation Committee is comprised of two directors.  It is the responsibility of the Compensation Committee to determine the level of compensation and to develop recommendations for stock option grants for approval by the Board of Directors in respect of our senior executives with a view to providing such executives with a competitive compensation package having regard to performance.  Performance is defined to include achievement of our strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors.  The members of the Compensation Committee are Albert Wahbe (Chair) and Ravi Chiruvolu.

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

For the year ending December 31, 2006, the Compensation Committee recommended and approved a total of $116,000 for the executive team out of a potential total bonus pool of $430,000 or 27% of the potential total bonus pool.  The low percentage pay out of executive bonuses reflects the view of both management and the Compensation Committee that executive bonuses should be based on the factors described above.  There are currently no guaranteed executive bonuses for 2007 or beyond.

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

The Compensation Committee did not directly base Mr. Moustafa’s bonus and option grants on rates for comparable employers, although the Compensation Committee did consider the compensation of CEOs of other issuers in the same industry in determining Mr. Moustafa’s overall compensation.  In addition, Mr. Moustafa is entitled to participate in our bonus plan and stock option awards as part of his compensation.  In the financial year ended December 31, 2006, Mr. Moustafa was granted 100,000 options to purchase Common Shares.  The historical stock option awards to Mr. Moustafa are consistent with our compensation philosophy, which is to tie a portion of the Chief Executive Officer’s compensation to corporate performance and the achievement of growth in shareholder value.

Governance Committee

The Governance Committee is comprised of two non-management directors.  The Governance Committee assists the Board of Directors in fulfilling its oversight responsibilities related to seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement.  The members of the Governance Committee are James Wigdale (chair) and Mark Steinman.

6-D.

Employees

As of the February 20, 2007, we have three senior officers, 26 employees and 4 contractors.  All of our senior officers are located in Toronto.  Of our 29 employees, 21 are in research and development (of which eight hold advanced degrees in science or business), 3 are in sales and marketing and 5 are in finance and administration.

We currently have one employee in the United States and 28 in Canada.  Our employees are not unionized.  We believe that our relations with our employees are good.  We enter into employment contracts with most of our officers, managers and employees, which contain a non-compete clause both for the period of their employment with us and for one year thereafter.

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

As of February 20, 2007, we had 33,859,255 common shares outstanding.

The following table shows the ownership of our common shares as of February 20, 2007 of:

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

Unless otherwise indicated, the business address for each of these individuals is c/o Diversinet Corp., 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario Canada  M2J 5B5.

Name	Number of Shares Owned	Number of Options or Warrants Owned	Options Represent	Percentage of Outstanding Shares
Nagy Moustafa	587,724	502,250 options	The vested and immediately exercisable portion of options to purchase 521,000 common shares at purchase prices ranging from $0.37 to Cdn $3.38 per share. The balance of these options vest at the rate of 12.5% per quarter beginning January 13, 2006.	3.2%
David Hackett	190,092	298,125 options	The vested and immediately exercisable portion of options to purchase an aggregate of 300,000 common shares at purchase prices ranging between $0.40 and $5.50 per share. The balance of these options vest at the rate of 12.5% per quarter beginning January 13, 2006.	1.4%
Albert Wahbe	4,700,000	4,600,000 warrants	The vested and immediately exercisable portion of warrants to purchase an aggregate of 2,300,000 common shares at a purchase price of $0.75 and 2,300,000 common shares at a purchase price of $0.90.	24.2%
Mark Steinman	192,500	92,500	The vested and immediately exercisable portion of an option to purchase 100,000 common shares at a purchase prices ranging between of $0.40 and Cdn $3.38 per share. The balance of these options vest at the rate of 8.3% per quarter, beginning November 18, 2004.	1.0%
Lakefront Partners, LLC and James B. Wigdale, Jr. (1)	4,639,462	966,667 warrants	The vested and immediately exercisable portion of warrants to purchase an aggregate of 300,000 common shares at $0.40, 333,334 at $0.75 and 333,333 at $0.90.	16.1%
All Officers and Directors as a group (5 persons)	10,309,778	6,459,542		41.6%
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

7-B.

Related Party Transactions

As part of the June 2006 private placement, Albert Wahbe acquired 4,600,000 units.  Albert Wahbe, one of our directors as of July 2006, owns 4,700,000 common shares and 4,600,000 common share purchase warrants representing approximately 24.2% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants.  Mr. Wahbe also entered into a performance based consulting agreement to provide sales and business development services for the Company.

As part of the June 2006 private placement, Lakefront Partners, LLC acquired 666,667 units.  As well, during the September 2005 private placement, Lakefront Partners, LLC acquired 725,000 common shares.  In 2004 we completed two financings in which Lakefront Partners, LLC and James B. Wigdale, Jr. participated.  James Wigdale, Jr., one of our directors, controls Lakefront Partners, LLC.  Mr. Wigdale received consideration relating to services performed during the 2004 year of 1,100,000 share purchase warrants (750,000 exercisable at $2.05 and 350,000 exercisable at $0.60 per common share) valued at $1,593,710 as well as 300,000 common shares and 300,000 share purchase warrants (exercisable at $0.40 per common share) valued at $97,140 relating to private placements.  Currently, Lakefront beneficially owns 3,909,462 common shares and 666,667 common share purchase warrants and Mr. Wigdale owns 730,000 common shares and 300,000 common share purchase warrants, together representing approximately 16.1% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants.

A former member of our Board of Directors, Brian Barry, received consideration (while a Director) relating to services performed during the 2006 year of 100,000 share purchase warrants (exercisable at $0.63 per common share) valued at $4,717 relating to consulting services performed for the company.

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

Legal proceedings

There is currently one material claim pending against us, the Instant Publisher (Israel) litigation.  If we lose this suit or enter into settlement requiring us to pay cash or to issue any of our common shares, our liquidity and financial position will be adversely affected and our shareholders’ ownership may be diluted.

Instant Publisher (Israel) Litigation Matter

In May 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged that the Company breached a dealer agreement entered into in 1995 by the Company’s former printing business and is seeking damages of $1,533,950 and damages of $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs. Management believes that a loss arising from this matter is probable and that the amount can reasonably be estimated.  The Company has recorded an amount for the liability based on its current estimate of the settlement amount.  As additional information becomes available, any potential liability related to this matter is assessed and the estimates will be revised accordingly.  Based on the currently available information, management believes that the ultimate outcome of this matter will not have a material adverse effect on our financial position or overall trends in results of operations.

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

During February 2006, RSA Security Inc. entered into a license agreement under which Diversinet will provide mobile device and PC-based software tokens and integrated provisioning services.  The agreement includes licensing, development and revenue-sharing components that will result when launched by RSA Security in revenues of a minimum of $2.2 million to Diversinet over three years.  Under this commercial agreement, the Diversinet MobiSecure soft token suite and Diversinet’s MobiSecure Authentication Service Center (MASC) will be integrated into RSA Security’s products and services, enabling the downloading, provisioning, and management of RSA Security’s mobile and PC-based soft tokens.

In December 2006 we entered into a consulting and licensing agreement with Blue Cross of Northeast Pennsylvania (BCNEPA).  The agreement will generate revenue of $1,000,000 for consulting work and the delivery of the solution to the customer’s first 100,000 users.  BCNEPA will utilize our MobiSecure products, based on our MobiSecure soft token technology, to enable secure access and management of personal medical records by individuals and health care providers through mobile phones, handheld wireless devises and personal computers.

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

ITEM 9

THE OFFER AND LISTING

9-A.  Offer and Listing Details

The following table lists the high, low and closing prices on the OTC Bulletin Board (from April 30, 2003) and NASDAQ (prior to April 30, 2003) of our common shares for the last five fiscal years ended December 31:

OTC Bulletin Board and NASDAQ Trading Activity
Year ended December 31,	High	Low	Closing	Trading Volume (000)
2006	$1.00	$0.31	$0.93	9,140
2005	$0.92	$0.27	$0.38	11,819
2004	$2.53	$0.34	$0.88	8,551
2003	$6.30	$0.48	$2.09	10,605
2002	$12.50	$2.20	$3.00	2,359

The following table lists the high, low and closing prices on the OTC Bulletin Board of our common shares for the last eight fiscal quarters:

OTC Bulletin Board Trading Activity
Quarter Ended	High	Low	Closing	Trading Volume (000)
December 31, 2006	$1.00	$0.48	$0.93	2,940
September 30, 2006	$0.75	$0.41	$0.47	1,426
June 30, 2006	$0.75	$0.48	$0.58	1,533
March 31, 2006	$0.86	$0.31	$0.66	3,241
December 31, 2005	$0.69	$0.30	$0.38	3,933
September 30, 2005	$0.77	$0.35	$0.47	3,438
June 30, 2005	$0.89	$0.60	$0.75	2,819
March 31, 2005	$0.92	$0.60	$0.76	1,629

The following table lists the high, low and closing prices on the OTC Bulletin Board of our common shares for the last six months:

OTC Bulletin Board Trading Activity
Month Ended	High	Low	Closing	Trading Volume (000)
January 2007	$1.17	$0.81	$1.10	2,505
December 2006	$1.00	$0.72	$0.93	919
November 2006	$1.04	$0.72	$0.75	428
October 2006	$1.20	$0.48	$0.97	1,592
September 2006	$0.58	$0.41	$0.47	631
August 2006	$0.66	$0.55	$0.59	280

Our common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services Inc. located in Toronto, Ontario, Canada, the registrar and transfer agent for our common shares.

On February 13, 2007, the shareholders’ list for our common shares showed 171 registered shareholders and 33,844,255 shares outstanding.  Of the 171 registered shareholders, 132 list U.S. addresses, showing ownership of an aggregate of 19,759,204 shares, representing 58% of our outstanding common shares.

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

9-D.   Selling Shareholders

Not Applicable.

9-E.   Dilution

Not Applicable.

9-F.   Expenses of the Issue

Not Applicable.

ITEM 10.  ADDITIONAL INFORMATION

10-A.

Share Capital

General

Our authorized share capital consists of an unlimited number of common shares, no par value.  As of December 31, 2006, we had 33,413,005 common shares issued and outstanding.  We have no authorized preferred shares.

Common Shares

Each common share is entitled to one vote on all matters submitted to a vote by shareholders, including the election of directors.  There are no cumulative voting rights in the election of directors.  All common shares are equal to each other with respect to liquidation and dividend rights and are entitled to receive dividends if and when our board declares them out of funds legally available for distribution.  Upon our liquidation, all assets available for distribution are distributable among shareholders according to their respective holdings.  There are no preemptive rights to purchase any additional, unissued common shares.

Warrants

We have outstanding warrants as at December 31, 2006 exercisable for up to an aggregate of 10,044,047 of our common shares at exercise prices ranging from $0.40 per share to $2.50 per share.

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

(d)

Not Applicable.

(e)

Not Applicable.

(f)

Not Applicable.

(g)

Not Applicable.

1.

Each of our common shares is entitled to one vote on all matters submitted to a vote by shareholders, including the election of directors.  There are no cumulative voting rights in the election of directors.  All common shares are equal to each other with respect to liquidation and dividend rights and are entitled to receive dividends if and when our board declares them out of funds legally available for distribution.  Upon our liquidation, all assets available for distribution are distributable among shareholders according to their respective holdings.  There are no preemptive rights to purchase any additional, unissued common shares.

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

In December 2006 we entered into a consulting and licensing agreement with Blue Cross of Northeast Pennsylvania (BCNEPA).  The agreement will generate revenue of $1,000,000 for consulting work and the delivery of the solution to the customer’s first 100,000 users.  BCNEPA will utilize our MobiSecure products, based on our MobiSecure soft token technology, to enable secure access and management of personal medical records by individuals and health care providers through mobile phones, handheld wireless devises and personal computers.

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

Other Considerations

In the following three circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our common shares.  Based on (a) the number of shareholders of our common shares, and (b) the majority ownership of our shares by Canadian residents, we do not believe that we are either a “Foreign Personal Holding Company” or a “Controlled Foreign Corporation.”  However, we do believe that we are likely to be treated as a “Passive Foreign Investment Company” for the taxable years 2006, 2005 and 2004.

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

Passive Foreign Investment Company

As stated above, we believe that we will not be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Internal Revenue Code, for our fiscal years 2006 or 2005.

United States income tax legislation contains rules governing PFIC’s, that can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders.  Section 1297 of the Internal Revenue Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and some types of rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  Based on these tests we do not meet the definition of a PFIC in 2000, 2001, 2002, 2003, 2004, 2005 or 2006.

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

10-I.

Subsidiary Information

Our consolidated financial statements include the accounts of Atria Limited, a 50% owned inactive joint venture that operated in Hong Kong and its wholly-owned inactive subsidiaries, Diversinet Corporation of America, a Delaware corporation, Diversinet Inc., an Ontario corporation, Diversinet (Israel) Ltd., an Israeli corporation and The Instant Publisher Ltd., a Barbados corporation.  For the fiscal year ended December 31, 2006, 2005 and 2004 our consolidated financial statements will also include the accounts of DSS Software Technologies, the wholly owned subsidiary we acquired in January 2003, as ‘discontinued operations’.  For the fiscal year ended December 31, 2006, 2005 and 2004 our consolidated financial statements will also include Caradas, Inc., the wholly owned subsidiary we acquired in September 2003.

ITEM 11.  Quantitative and Qualitative Disclosure about Market Risk

We believe that inflation has not had a material impact on our results of operations for each of our fiscal years in the three-year period ended December 31, 2006.  However, there can be no assurance that future inflation would not have an adverse impact on our operating results and financial condition.  We have limited market risk exposure since we do not have any outstanding variable rate debt or derivative financial and commodity instruments as of December 31, 2006.

Since we currently earn revenues and incur expenses in United States dollars and Canadian dollars, exchange rates for these and other local currencies in countries where we may operate in the future may fluctuate in relation to the United States dollar and such fluctuations may have an adverse effect on our earnings or assets when Canadian or local currencies are exchanged for United States dollars.  We have not entered into forward foreign exchange contracts.  Losses and gains resulting from the translation of revenue and expenses denominated in foreign currencies into United States dollars have been included in our results of operations.  For the year ended December 31, 2006, we had a foreign exchange loss of $18,000 compared to $11,000 for the year ended December 31, 2005, and $28,000 for the year ended December 31, 2004.

ITEM 12.  Description of Securities Other than Equity Securities

Not Applicable.

PART II

ITEM 13.  Defaults, Dividend Arrearages and Delinquencies

None

ITEM 14.  Material Modifications to the Rights to Security Holders and Use of Proceeds

None

ITEM 15.  Controls and Procedures

“Disclosure controls and procedures”: are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports we file with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that the information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.  The Company has developed and implemented a disclosure controls and procedures policy with a view to promoting consistent disclosure controls and procedures practices.

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

We recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.  Projections of any evaluation of effectiveness to future periods are also subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.  In addition, internal controls over financial reporting remains an evolving concept and, as acknowledged by the SEC in both its rule-making and concept releases as well as its “Final Report of the Committee on Smaller Public Companies” released in April 2006, no definitive industry definition or guidance for management currently exists as to what constitutes adequate internal controls for smaller public companies like us.  Accordingly, in light of the continuing SEC dialog as to what constitutes effective control procedures for smaller public companies, our controls and procedures are subject to on-going review and revision by our management.

ITEM 16A.  Audit Committee Financial Expert

Messrs. Wahbe, Chiruvolu, Steinman and Wigdale, all of whom are non-management directors currently comprise the Audit Committee.  Mr. Steinman is Chairman of the Audit Committee.

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

ITEM 16 C.  Principal Accountant Fees and Services

KPMG LLP served as our auditors for the fiscal years ended December 31, 2006, December 31, 2005, December 31, 2004, December 31, 2003 and October 31, 2002.  The only fees paid to KPMG LLP were Audit Fees.

Audit Fees

KPMG LLP billed us $169,000 in fiscal 2006 ($145,000 in fiscal 2005) for professional services rendered for the audit of the Annual Consolidated Financial Statements and services that are normally provided in connection with statutory and regulatory filings.

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

Audit Committee Pre-Approval Policies

The Audit Committee nominate and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by KPMG LLP.  Any services provided by KPMG LLP that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement.  The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.

ITEM 16 D.  Exemptions from the Listing Standards for Audit Committees

None

ITEM 16 E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17.  Financial Statements

Our financial statements have been prepared in accordance with Canadian GAAP.  These principles conform in all material respects with U.S. GAAP except as described in Note 13 to our 2006 consolidated financial statements.

Reference is made to our consolidated financial statements and related footnotes attached as an exhibit to this Report.

ITEM 18.  Financial Statements

We have elected to provide financial statements pursuant to Item 17.

ITEM 19.  Exhibits

Financial Statements:

•

KPMG LLP Auditors’ Report dated February 22, 2007

•

Consolidated Balance Sheets as at December 31, 2006 and December 31, 2005.

•

Consolidated Statements of Earnings and Deficit for the years ended December 31, 2006, 2005, and 2004.

•

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004.

•

Notes to Consolidated Financial Statements.

Exhibits:

1.1	Certificate of Incorporation (1)
4.1	Form of Stock Purchase Agreement for the June 30, 2006 private placement (2)
4.2	Form of Stock Purchase Agreement for the July 26, 2006 private placement(2)
4.3	Form of Stock Purchase Agreement dated September 15, 2005. (3)
4.4	Share Purchase Agreement with Caradas, Inc. (3)
4.5	Asset Purchase Agreement with DSS Software Technologies (1)
8	List of Subsidiaries
11.1	Code of Business Conduct and Ethics. (1)
12.1	Certification of the Chief Executive Officer Pursuant to Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer Pursuant to Sarbanes-Oxley Act of 2002.
13.1	Certification of Periodic Financial Report Pursuant to Sarbanes-Oxley Act of 2002, U.S.C. Section 1350.
13.2	Certification of Periodic Financial Report Pursuant to Sarbanes-Oxley Act of 2002, U.S.C. Section 1350.
23.1	Consent of KPMG LLP.

(1)

Previously filed with prior year’s Form 20-F.

(2)

Previously filed with our F-1 on July 31, 2006

(3)

Previously filed with our F-1/A on November 3, 2005

#

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, there unto duly authorized.

DIVERSINET CORP.

By:

/s/ NAGY MOUSTAFA

Nagy Moustafa

Chief Executive Officer

Dated: Dated: February 23, 2007

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

/s/ NAGY MOUSTAFA	/s/ DAVID HACKETT
Nagy Moustafa, Chief Executive Officer February 22, 2007	David Hackett, Chief Financial Officer

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Diversinet Corp. as at December 31, 2006 and 2005 and the consolidated statements of earnings and deficit and cash flows for each of the years in the three year period ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 13 to the consolidated financial statements.

/s/KPMG LLP

Chartered Accountants, Toronto, Canada, February 22, 2007

#

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

As at December 31	2006	2005
Assets
Current assets:
Cash and cash equivalents	$ 5,146,315	$ 1,355,562
Accounts receivable	154,109	67,305
Prepaid expenses	141,081	117,245
Total current assets	5,441,505	1,540,112

Capital assets, net (note 3)	388,723	473,010
Total assets	$ 5,830,228	$ 2,013,122

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$ 172,291	$ 153,100
Accrued liabilities (note 4)	633,661	226,679
Deferred revenue	938,550	79,000
Total current liabilities	1,744,502	458,779

Shareholders’ equity:
Share capital (note 5):
Authorized:
Unlimited common shares
Issued and outstanding:
33,413,005 (24,316,691 – 2005)
common shares	58,414,036	54,347,652
Contributed surplus	3,646,283	2,521,422
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Share purchase warrants (note 5)	3,291,832	2,500,977
Deficit	(59,745,704)	(56,294,987)
Total shareholders’ equity	4,085,726	1,554,343

Commitments and contingencies (note 9)

Total liabilities and shareholders’ equity	$ 5,830,228	$ 2,013,122

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ ALBERT WAHBE

 /s/ NAGY MOUSTAFA

Albert Wahbe, Chairman

Nagy Moustafa, Director

#

DIVERSINET CORP.

Consolidated Statements of Earnings and Deficit

(In United States dollars)

Year ended December 31	2006	2005	2004
Revenue	$ 1,666,965	$ 1,101,104	$ 2,602,894
Cost of sales	1,041,096	562,987	1,426,922
Gross margin	625,869	538,117	1,175,972

Expenses:
Research and development	831,925	1,241,599	1,153,758
Sales and marketing	700,870	1,289,940	1,195,434
General and administrative	2,484,556	2,301,032	2,369,025
Depreciation and amortization	159,048	539,770	920,323
Goodwill impairment charge (note 1b)	-	1,894,690	2,500,000
Customer asset impairment charge	-	330,768	–
	4,176,399	7,597,799	8,138,540

Loss before the following	(3,550,530)	(7,059,682)	(6,962,568)

Foreign exchange loss	18,291	10,586	28,386
Interest income and other income	(118,104)	(31,632)	(15,598)

Loss from continuing operations	(3,450,717)	(7,038,636)	(6,975,356)
Loss from discontinued operations (note 2)	-	(70,860)	(541,486)

Loss for the year	(3,450,717)	(7,109,496)	(7,516,842)

Deficit, beginning of year	(56,294,987)	(49,185,491)	(41,668,649)
Deficit, end of year	$(59,745,704)	$(56,294,987)	$(49,185,491)

Basic and diluted loss per share from
continuing operations	$ (0.12)	$ (0.34)	$ (0.57)
Basic and diluted loss per share	$ (0.12)	$ (0.35)	$ (0.62)

Weighted average number of common shares	28,740,174	20,578,427	12,144,565

See accompanying notes to consolidated financial statements.

#

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

For the year ended December 31	2006	2005	2004

Cash provided by (used in):

Operating activities:
Loss for the year from continuing operations	$ (3,450,717)	$ (7,038,636)	$ (6,975,356)
Items not involving cash:
Depreciation and amortization	159,048	539,770	920,323
Goodwill impairment charge (note 1b)	–	1,894,690	2,500,000
Customer asset impairment charge	–	330,768	–
Stock-based compensation expense	906,444	986,257	760,916
Change in non-cash operating working capital:
Accounts receivable	(86,804)	258,634	39,392
Prepaid expenses	(23,836)	70,408	184,554
Accounts payable	19,191	6,016	(182,896)
Accrued liabilities	406,982	(252,102)	(571,658)
Deferred revenue	859,550	(86,343)	(312,106)
Cash used in continuing operations	(1,210,142)	(3,290,538)	(3,636,831)
Cash provided by discontinued operations	–	(92,042)	94,858
Cash used in operations	(1,210,142)	(3,382,580)	(3,541,973)

Financing activities:
Issue of common shares, common share
purchase options and warrants for cash	5,075,656	1,842,183	4,565,503
Notes payable	–	(4,611)	(17,456)
Proceeds from sale of discontinued operations	–	250,000	–
Repayment of promissory notes payable	–	–	(50,000)
Cash provided by financing activities	5,075,656	2,087,572	4,498,047

Investing activities:
Proceeds of disposition of short-term investments	–	2,000,000	(756,040)
Capital assets additions	(74,761)	(72,928)	(24,070)
Cash provided by (used in) investing activities	(74,761)	1,927,072	(780,110)

Increase in cash and cash equivalents	3,790,753	632,064	175,964

Cash and cash equivalents, beginning of year	1,355,562	723,498	547,534

Cash and cash equivalents, end of year	$ 5,146,315	$ 1,355,562	$ 723,498

Supplementary non-cash financing and
investing activities:
Issuance of shares in settlement of debt	–	–	400,000

See accompanying notes to consolidated financial statements.

#

DIVERSINET CORP.

Notes to Consolidated Financial Statements

(In United States dollars)

Years ended December 31, 2006, 2005, and 2004

Diversinet Corp. (the “Company”), an Ontario corporation, develops, markets and distributes wireless security infrastructure solutions and identity management solutions and professional services to the health services, financial services, software security, storage and memory manufacturers, entertainment and gaming and telecommunications marketplaces.

1.

Significant accounting policies:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 13, conform in all material respects with accounting principles generally accepted in the United States.  Significant accounting policies adopted by the Company are as follows:

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

During the third quarter of 2005, a customer contract related to the Company’s Caradas reporting unit expired and accordingly a goodwill and customer asset impairment analysis was performed for the Caradas reporting unit.  The impairment analysis indicated that the fair values of goodwill and customer assets were nil, and the Company recorded a goodwill write down of $1,894,690 and a customer assets write down of $330,768.  The impairment analysis for DSS Technologies (DSS) indicated that the fair value of goodwill was nil and accordingly recorded an impairment charge of $392,242, which is included in discontinued operations (note 2).  Application of the goodwill impairment test requires judgment, including assignment of assets and liabilities and determination of the fair value of each reporting unit.  The fair value of each reporting unit is estimated using a discounted cash flow methodology.  This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur, and determination of discount rate and terminal asset value.

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

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004 are as follows:

Balance December 31, 2003	$ 5,311,932
Goodwill impairment charge	(3,025,000)
Balance December 31, 2004	2,286,932
Goodwill impairment charges	(2,286,932)
Balance December 31, 2005 and 2006	$ –

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

(d)

Revenue recognition:

The Company recognizes revenue in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants (“AICPA”) in October 1997 as amended by SOP 98-9 issued in December 1998.  The Company derives revenue from licensing its products and providing related services, including installation, integration, and maintenance.

(i) License revenue:

The Company recognizes product revenue when it has an executed license agreement with the customer, the software product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable.  The Company considers fees related to arrangements with significant payments due beyond its normal trading terms not to be fixed or determinable.  If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer.  If collectibility is not considered probable, revenue is recognized when the fee is collected.

The Company enters into software license agreements that provide for future license payments to be made based on the number of users.  Customers who exceed their licensed fixed level of users are required to pay additional license fees.  Revenue associated with additional users is recognized when the amount becomes determinable, and when the requirements of revenue recognition as set out above has been met.

(ii) Service revenue:

Typically, software license agreements are multiple element arrangements as they also include consulting, related maintenance and/or implementation services fees.  Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangements.  The Company’s software products are generally fully functional upon delivery and implementation and do not require any significant modification or alteration for customer use, however, for larger customers, customization services may be significant.  Customers generally purchase consulting services to facilitate the adoption of the Company’s technology and may contract with the Company to have dedicated personnel to participate in the services being performed, but the customer may also decide to use their own resources or appoint other professional service organizations to provide these services.

In determining whether the services are essential to the functionality of its software, the Company applies the criteria in SOP 97-2.  When the services are considered essential to the functionality of the software, the Company recognizes both the software product revenue and services revenue under the percentage of completion method using the input method based on the ratio of direct labour hours incurred to date to total projected labour hours.  When services are not considered essential, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. VSOE used in determining the fair value of license revenue is based on the price charged by the Company when the same element is sold in similar quantities to a customer of similar size and nature.  VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete the task.  VSOE used in determining the fair value of maintenance and technical support is based on the annual renewal rates.  The revenue allocable to the software license is recognized when the product revenue criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.  In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.  For arrangements containing multiple elements wherein VSOE of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until VSOE of fair value exists or all elements have been delivered.

Consulting, implementation and training revenues are recognized as the services are performed, generally on a time and materials basis.  Consulting revenues attributed to fixed price arrangements are recognized using the proportional performance method based on direct labour costs incurred to date as a percentage of total estimated direct labour costs to complete the project as this better reflects the pattern in which the Company’s obligations to its customers are fulfilled and revenue is earned.  When total cost estimates exceed revenues in a fixed price arrangement, the estimated losses are recognized immediately based upon an average fully burdened daily cost rate applicable to the consulting individuals delivering the services.

(iii) Maintenance revenue:

Maintenance and support revenues paid in advance are non-refundable and are recognized ratably over the term of the agreement, which typically is twelve months.

The Company provides upgrade rights only as part of Post-contract Customer Support (“PCS” or “maintenance”) arrangements.  Maintenance generally includes the right to receive unspecified updates and upgrades, determined solely by the Company, after the software license period begins.  These unspecified update and upgrade rights generally provide for the customer to receive bug fixes and future enhancements, respectively, to the existing software.  The Company does not enter into arrangements that provide for “specified” upgrade rights.  “Unspecified” updates and upgrades are included in maintenance revenue.  Maintenance revenue is recognized ratably over the term of the maintenance contract.

(iv) Deferred revenue:

Product and services revenues that have been prepaid but do not yet qualify for recognition as revenue under the Company’s revenue recognition policy are reflected as deferred revenue on the consolidated balance sheets.

(e)

Cash and cash equivalents:

Cash and cash equivalents include cash on account and short-term investments in money market instruments with original maturities of 90 days or less when acquired.

(f)

Investment tax credits:

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized.  Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the consolidated statements of earnings and deficit as a reduction of related expenses in the year the refund is received.  In 2006, the Company reduced research and development expenses by $288,000 (2005 - $nil, 2004 - $135,000) for refunds received during the year in relation to the 2003, 2004 and 2005 fiscal year’s scientific research and development claims.  Assistance related to the acquisition of capital assets used for research and development is credited against the related capital assets.

(g)

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

(h)

Purchased and acquired technology:

The Company capitalizes purchased technology and amortizes such costs over its estimated useful life.  The carrying value is assessed on a periodic basis to determine if a write-down is required.

(i)

Customer assets:

Customer relationships acquired through business combinations are amortized over their estimated useful life. Acquired customer contract assets are amortized over the related contract terms as services are performed.  The carrying value is accessed on a periodic basis to determine if a write-down is required.

(j)

Foreign currency translation:

The Company uses the U.S. dollar as its measurement and reporting currency in the preparation of its consolidated financial statements.

Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the exchange rates prevailing at the consolidated balance sheet dates.  Non-monetary assets and liabilities are translated at historical rates.  Transactions in foreign currencies are translated into United States dollars at the approximate rates prevailing at the dates of the transactions.  Foreign exchange gains and losses are included in the loss for the period.

(k)

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

(l)

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

(m)

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

(n)

Stock-based compensation:

The Company estimates the fair value of stock-based compensation granted to employees since November 1, 2002 and expenses the fair value over the estimated vesting period of the stock options.

(o)

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

For the year ended December 31:	2006	2005	2004
Income Statement	$	$	$
Revenue	–	453,361	4,441,994
Expenses	–	820,772	4,983,480
Income (loss) from discontinued operations	–	(367,411)	(541,486)
Gain on disposition of discontinued operations	–	296,551	–
Loss from discontinued operations	–	(70,860)	(541,486)
Loss per share from discontinued operations	–	0.00	(0.04)

Expenses in the loss on disposition of discontinued operations includes the elimination of the related goodwill of $nil (2005 - $392,242, 2004 – $525,000).

During the third quarter of 2004, the Company settled a dispute with a former shareholder of DSS and received 50,000 Diversinet common shares (with a fair value of $21,000) and the cancellation of a promissory note payable by the Company of $150,000, which was recorded as a reduction of discontinued expenses in the table above.  Additional future cash consideration of $800,000 receivable based on achievement of certain financial targets was also eliminated.

2.

Capital assets:

December 31, 2006	Cost	Accumulated depreciation and amortization	Net book value
Computer hardware	$ 1,236,368	$ 1,017,847	$ 218,521
Computer software	513,518	447,595	65,923
Furniture and fixtures	280,867	200,971	79,896
Leasehold improvements	26,821	2,438	24,383
	$ 2,057,574	$ 1,668,851	$ 388,723

December 31, 2005	Cost tst t	Accumulated depreciation and amortization	Net book value
Computer hardware	$ 1,214,614	$ 928,857	$ 285,757
Computer software	506,783	420,786	85,997
Furniture and fixtures	269,717	182,390	87,327
Leasehold improvements	158,713	144,784	13,929
	$ 2,149,827	$ 1,676,817	$ 473,010

3.

Accrued liabilities:

	2006	2005
Compensation	$ 252,928	$ 42,256
Professional fees	335,731	101,973
Miscellaneous	45,002	82,450
	$ 633,661	$ 226,679

4.

Share capital, warrants and common share purchase options:

There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, compensation options and warrants:

	Compensation options and warrants		Common shares
	Number	Amount	Number	Amount
Balance, December 31, 2003	1,020,404	$ 1,331,652	11,043,027	$ 49,191,482
Stock options exercised (a)	–	–	189,914	358,458
Private Placement (b)	1,100,000	1,593,710	1,000,000	364,571
Private Placement (c)	300,000	97,140	6,925,000	2,530,624
Acquisition of Caradas (d)	(100,000)	(335,300)	–	–
Professional services (e)	288,000	183,366	–	–
Warrants cancelled and expired (h)	(40,000)	(39,639)	–	–
Balance December 31, 2004	2,568,404	2,830,929	19,157,941	52,445,135
Private Placement (f)	71,250	25,066	5,000,000	1,800,117
Acquisition of Caradas (d)	(100,000)	(335,300)	–	–
Professional services (g)	375,000	72,353	–	–
Warrants cancelled and expired (h)	(701,404)	(92,071)	–	–
Board compensation (l)			130,000	85,400
Stock options exercised (a)	–	–	28,750	17,000
Balance December 31, 2005	2,213,250	2,500,977	24,316,691	54,347,652
Private Placement (i)	6,680,001	1,139,741	6,680,001	2,848,259
Private Placement (j)	1,634,617	266,616	1,634,617	722,670
Professional services (k)	113,179	25,254	95,179	61,457
Board compensation (l)			300,000	186,000
Warrants cancelled and expired (h)	(597,000)	(640,756)	–	–
Employee bonus (m)			159,642	84,543
Stock options and warrants exercised (a)	–	–	226,875	163,455
Balance December 31, 2006	10,044,047	$ 3,291,832	33,413,005	$ 58,414,036

Shares issued for other than cash consideration are valued at their market price at the date of agreement for issuance.

(a)

During 2004, 2005, and 2006 the Company granted options to certain employees, officers and directors under a share option plan (note 10), enabling them to purchase common shares of the Company.

(b)

On January 20, 2004, the Company completed a private placement of 1,000,000 common shares and 1,100,000 common share purchase warrants for gross proceeds of $2,000,000.  All the warrants expire on January 15, 2007 with 500,000 vesting immediately and exercisable at $2.00 per share, 350,000 vesting on January 15, 2005 and exercisable at a price of $2.05 and the remaining 250,000 warrants vesting on July 15, 2004 and exercisable at a price of $2.05 per share.  During December 2004, the Company repriced the 350,000 warrants vesting on January 15, 2005 to $0.60 in connection with the financing in (c) below.

(c)

On December 20, 2004, the Company completed a private placement of 6,925,000 common shares and 300,000 common share purchase warrants for gross proceeds of $2,650,000.  Each warrant entitles the holder thereof to acquire one common share at a price of $0.40 per common share for a period of up to three years from December 20, 2004.

(d)

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

(e)

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

(i)

On January 16, 2004, the Company entered into an agreement for advisory board consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a three-year warrant terminating on January 30, 2006 to purchase up to 25,000 of our common shares at $2.50 per share in regards to the compensation payable by us for these services.  These warrants expired unexercised.

(ii)

On January 31, 2004, the Company entered into an agreement for public relations services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a two-year warrant terminating on January 30, 2006 to purchase up to 72,000 of our common shares at $2.50 per share in regards to partial compensation payable by us for these services.  These warrants expired unexercised.

(iii)

On April 11, 2004 the Company amended an agreement for consulting services dated August 20, 2003.  As additional consideration for the services to be rendered in accordance with the agreement, Diversinet issued a five-year warrant terminating on April 11, 2009 to purchase up to 15,000 of our common shares at $1.90 per share in regards to the compensation payable by us for these services.

(iv)

On May 1, 2004 the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a two-year warrant terminating on May 17, 2006 to purchase up to 18,000 of our common shares at $1.65 per share in regards to the compensation payable by us for these services.  These warrants expired unexercised.

(v)

On September 20, 2004, the Company entered into an agreement for corporate marketing. In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a share purchase warrant terminating on December 31, 2005 to purchase up to 38,000 of our common shares at $0.50 per share in regards to the compensation payable by us for these services.  These warrants expired unexercised.

(vi)

On September 20, 2004, the Company entered into an agreement for sales strategy consulting.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a share purchase warrant terminating on December 31, 2005 to purchase up to 100,000 of our common shares at $0.50 per share in regards to the compensation payable by us for these services.  These warrants expired unexercised.

(vii)

On September 22, 2004, the Company entered into an agreement for internal legal services.  In part consideration for the services to be rendered in accordance with the agreement, Diversinet issued a share purchase warrant terminating on January 31, 2006 to purchase up to 20,000 of our common shares at $0.50 per share in regards to the compensation payable by us for these services. These warrants expired unexercised.

(a)

On September 26, 2005, the Company completed a private placement of 5,000,000 common shares and 71,250 common share purchase warrants for gross proceeds of $2,000,000.  Each warrant entitles the holder thereof to acquire one common share at a price of $0.40 per common share for a period of up to three years from September 26, 2005.

(b)

Professional services:

The following chart summarizes the activity during the year ended December 31, 2005:

	Compensation options and warrants
	Number	Amount
Advisory board consulting services (i)	125,000	$ 32,119
Consulting services (ii)	30,000	7,023
Consulting services (iii)	15,000	3,959
Consulting services (iv)	30,000	17,946
Consulting services (v)	50,000	2,528
Consulting services (vi)	25,000	4,061
Consulting services (vii)	100,000	4,717
	375,000	$ 72,353

(i)

On April 1, 2005, the Company issued common share purchase warrants to each of the members of our advisory board.  These warrants vest at a rate of 8.3% per month over a one-year period and expire on December 31, 2006.  Each holder of these warrants is entitled to purchase common shares at $0.66 per share.  During 2006, 25,000 warrants were exercised and the remainder expired unexercised.

(ii)

On March 15, 2005, the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that is exercisable from November 20, 2005 to March 20, 2006 to purchase up to 30,000 of our common shares at $0.80 per share. These warrants expired unexercised.

(iii)

On July 21, 2005, the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that is exercisable from April 20, 2006 to July 20, 2006 to purchase up to 15,000 of our common shares at $0.62 per share. These warrants expired unexercised.

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

(vi)

On September 15, 2005, the Company entered into an agreement for professional services of a technical consultant.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that is exercisable from May 15, 2006 to September 15, 2006 to purchase up to 25,000 of our common shares at $0.40 per share.  These warrants expired unexercised.

(vii)

On July 30, 2005 the Company entered into an agreement for professional services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that is exercisable from July 30, 2005 to July 30, 2006 to purchase up to 100,000 of our common shares at $0.63 per share.  These warrants expired unexercised.

(a)

Amount related to warrants expiring during the period unexercised.  The value of warrants that have vested prior to the cancellation or expiration date has been reclassified to contributed surplus.

(b)

On June 30, 2006, the Company completed a private placement of 6,680,001 units, at $0.60 per unit, for gross proceeds of $4,008,000.  Each unit is comprised of one common share, one-half common share purchase warrant at $0.75 and one-half common share purchase warrant at $0.90.  Each whole warrant will be exercisable to purchase one common share and expire on June 30, 2008.  The Company allocated $1,139,741 of the net proceeds to the warrants and $2,868,000 less costs of 19,741 to share capital based on their estimated relative fair value.

(c)

On July 26, 2006, the Company completed a private placement of 1,538,463 units, at $0.65 per unit, for gross proceeds of $1,000,000 and issued 96,154 units for consulting services related to the private placement.  Each unit is comprised of one common share and one common share purchase warrant.  The warrant will be exercisable to purchase one common share for each whole warrant at a price of $1.00 and expire on July 26, 2008.  The Company allocated $266,616 of the net proceeds to the warrants and $754,000, less costs of $31,330, to share capital based on their estimated relative fair value.

(d)

Professional services:

The following chart summarizes the activity during the year ended December 31, 2006:

	Compensation options and warrants		Common shares
	Number	Amount	Number	Amount
Consulting services (i)	95,179	$ 20,873	95,179	$ 61,457
Consulting services (ii)	18,000	4,381	–	–
	113,179	$ 25,254	95,179	$ 61,457

(i)

On January 1, 2006, the Company entered into an agreement for public relations services.  In consideration for the services to be rendered in accordance with the agreement, a combination of common shares and common share purchase warrants were issued each quarter.  Of the common share purchase warrants issued, 30,000 are exercisable at $1.00 and vested on March 30, 2006, 25,000 are exercisable at $1.20 and vested on June 30, 2006, 21,429 are exercisable at $1.40 and vested on September 30, 2006 and the remaining 18,750 are exercisable at $1.60 and vested on December 31, 2006.  These common share purchase warrants expire on December 31, 2007.

(ii)

On September 6, 2006, the Company entered into an agreement for marketing consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant to purchase 25,000 common shares at $0.56 was issued with equal vesting on each of October 6, November 6 and December 6, 2006.  During 2006, 7,000 warrants were exercised.  This warrants expire on September 6, 2007.

(a)

On May 12, 2005 and on July 31, 2006, the Company issued common shares to each non-management board member in lieu of cash compensation.

(b)

During 2006 common shares were issued to some employees in lieu of cash bonuses.

1.

Basic and diluted loss per share:

Common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for all periods presented.  Anti-dilutive options amounted to 2,174,349 at December 31, 2006, 2,409,873 at December 31, 2005 and 1,178,486 at December 31, 2004.  Anti-dilutive warrants amounted to 10,044,047 at December 31, 2006, 2,213,250 at December 31, 2005 and 2,568,404 at December 31, 2004 respectively.

2.

Income taxes:

The tax effects of significant temporary differences representing future tax assets is as follows:

	2006	2005
Future tax assets:
Operating loss carryforwards	$10,429,483	$11,577,330
Capital loss carryforwards	747,058	818,264
Share issue costs	118,643	155,117
Research and development costs	3,382,463	3,612,437
Capital assets, accounting basis less than tax basis	5,886,872	6,384,259
	20,564,518	22,547,407
Valuation allowance	(20,564,518)	(22,547,407)
Net future tax assets	$ –	$ –

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

At December 31, 2006, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $28,292,000.  These losses expire in the following fiscal years:

2007	12,084,000
2008	3,620,000
2009	411,000
2010	4,401,000
2014	2,708,000
2015	3,460,000
2026	1,608,000
$ 28,292,000

The Company also has non-capital losses available for carryforward for United States income tax purposes amounting to  $2,803,000, expiring between 2018 and 2026.

3.

Segmented information:

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at December 31, 2006, 100% (2005 - 100%, 2004 - 75%) of the capital assets were located in Canada and nil% (2005 - nil%, 2004 - 25%) were located in the United States.

A summary of sales to major customers that exceeded 10% of total sales and the approximate amount due from these customers during each of the years in the three-year period ended December 31, 2006 are as follows:

		Sales		Accounts Receivable
	2006	2005	2004	2006	2005
Customer 1	56%	0%	0%	–	–
Customer 2	11%	0%	0%	$50,000	–
Customer 3	11%	18%	0%	–	–
Customer 4	0%	29%	18%	–	–
Customer 5	0%	38%	46%	–	–

Revenue is attributable to geographic location based on the location of the customer during each of the years in the three-year period ended December 31, 2006 are as follows:

	2006	2005	2004
Sales:
United States	$ 1,396,543	$ 801,700	$ 2,334,510
Canada	33,872	99,680	116,526
Asia	203,550	199,724	41,858
Other	33,000	–	110,000
	$ 1,666,965	$ 1,101,104	$ 2,602,894

During each of the years in the three-year period ended December 31, 2006 revenue is attributable to products as follows:

	2006	2005	2004
Sales:
Consulting services	$ 1,576,965	$ 1,101,104	$ 2,274,007
Licensing	90,000	–	328,887
	$ 1,666,965	$ 1,101,104	$ 2,602,894

4.

Commitments and contingencies:

(a)

Litigation:

Management is of the opinion that the claims listed below are without merit and will not materially impact the Company.  As a result, no provision for loss has been made in these consolidated financial statements.

(i)

During fiscal 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged that the Company breached a dealer agreement entered into in 1995 by the Company’s former printing business and is seeking damages of $1,533,950 and damages of $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs.  Management believes that a loss arising from this matter is probable and that the amount can reasonably be estimated.  The Company has recorded an amount for the liability based on its current estimate of the settlement amount.  As additional information becomes available, any potential liability related to this matter is assessed and the estimates will be revised accordingly.  Based on the currently available information, management believes that the ultimate outcome of this matter, will not have a material adverse effect on our financial position or overall trends in results of operations.

(ii)

In addition to the above, in the ordinary course of business, the Company and its subsidiaries have legal proceedings brought against them.

(b)

Lease commitments:

Total future minimum lease payments including operating costs are as follows:

2007	214,570
2008	208,251
2009	202,483
2010	202,483
2011	202,483
2012	67,494
$ 1,097,764

Rental expense was $155,000 for the year ended December 31, 2006 (2005 - $158,000, 2004 - $153,000).

5.

Share option plan:

The Company grants options to certain employees, officers, directors and consultants under a share option plan (the “Plan”), enabling them to purchase common shares of the Company.  The exercise price of an option under the Plan may not be less than the current market price of common shares on the day immediately proceeding the day the share option was granted.  The Plan provides that the number of common shares reserved for issuance under the Plan shall not exceed 3,705,127 common shares (being 4,148,538 options reserved for issuance less 443,411 exercised to date).  During 2005, the Company reduced the stock option vesting period from three years to two years (which has correspondingly shortened the expense amortization period) and also started to compensate Directors with stock grants or cash and option grants.  This has increased compensation expense.  As at December 31, 2006, the number of common shares reserved for future issues of stock options amounts to 1,530,778.

Assumptions used when valuing the options and warrants at their date of grant using the Black-Scholes option pricing model include: risk-free interest rate of 4% (2005 – 3%, 2004 – 3%), estimated life of five years, expected divided yield of 0% and average volatility of 120% (2005 – 150%, 2004 – 150%).

The following table summarizes information about stock options outstanding at December 31, 2006:

Options outstanding				Options vested
Range of exercise price	Number outstanding	Weighted average remaining contractual life – years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.37 – $0.60	1,582,414	3.27	$ 0.40	1,221,348	$ 0.40
$0.62 – $1.50	180,297	0.87	0.31	151,050	0.25
$1.51 – $6.10	411,638	1.66	2.52	411,638	2.52
	2,174,349	2.86	$ 0.83	1,784,036	$ 0.91

Changes for the employee stock option plan during the year ended December 31, 2006 were as follows:

	Year ended 2006		Year ended 2005
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	2,409,873	$ 0.98	1,178,486	$ 2.37
Options granted	740,661	0.43	1,647,500	0.41
Options exercised	(194,875)	0.40	(28,750)	0.59
Options cancelled	(781,310)	1.03	(387,363)	2.80
Options outstanding, end of year	2,174,349	0.83	2,409,873	0.98
Options exercisable, end of year	1,784,036	0.91	1,383,591	1.24
Weighted average fair value of options granted during the year		$ 0.39		$ 0.63

6.

Financial instruments and risk management:

The Company is exposed to the following risks related to financial assets and liabilities:

(a)

Currency risk:

The Company is subject to currency risk through its activities in Canada, United Kingdom, Europe and Asia.  Unfavourable changes in the exchange rate may affect the operating results of the Company.

The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk.  However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into forward exchange contracts to mitigate the associated risks.  The Company has not entered into such contracts at December 31, 2006 and 2005.

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

Valuation Accounts and Reserves:

	2006	2005	2004
Allowance for Doubtful Accounts
Opening balance	$ -	$ 218,500	$ 132,500
Write offs	-	(218,500)	-
Additions	20,000	-	86,000
Closing balance	$ 20,000	$ -	$ 218,500

Additions to the allowance to doubtful accounts are charged to the income statement through the bad debt expense as part of the general and administrative expenses.

7.

Related party transactions:

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

As part of the June 2006 private placement, Albert Wahbe acquired 4,600,000 units.  Albert Wahbe, one of our directors as of July 2006, owns 4,700,000 common shares and 4,600,000 common share purchase warrants representing approximately 24% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants.  Mr. Wahbe also entered into a performance based consulting agreement to provide sales and business development services for the Company, during 2006 he received $10,000 relating to this agreement.

As part of the June 2006 private placement, Lakefront Partners, LLC acquired 666,667 units.  As well, during the September 2005 private placement, Lakefront Partners, LLC acquired 725,000 common shares.  In 2004 we completed two financings in which Lakefront Partners, LLC and James B. Wigdale, Jr. participated.  These units were acquired at the same price and terms as unrelated investors.  James Wigdale, Jr., one of our directors, controls Lakefront Partners, LLC.  As at December 31, 2006, Lakefront beneficially owns 3,909,462 common shares and 666,667 common share purchase warrants and Mr. Wigdale owns 380,000 common shares and 1,400,000 common share purchase warrants, together representing approximately 18% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants.

A former member of our Board of Directors, received consideration (while a Director) relating to services performed during the 2006 year of 100,000 share purchase warrants (exercisable at $0.63 per common share) valued at $4,717 relating to consulting services performed for the company.

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

	2006	2005	2004
Share capital:
Canadian GAAP	$58,414,036	$54,347,652	$52,445,135
Elimination of reduction of share capital (a)	30,089,054	30,089,054	30,089,054
U.S. GAAP	$88,503,090	$84,436,706	$82,534,189
Deficit and comprehensive loss:
Canadian GAAP	$(59,745,704)	$(56,294,987)	$(49,185,491)
Elimination of reduction of share capital (a)	(30,089,054)	(30,089,054)	(30,089,054)
Compensation expense (b)(i)	(991,696)	(991,696)	(991,696)
Compensation expense (b)(ii)	1,016,799	1,016,799	577,549
U.S. GAAP	$(89,809,655)	$(86,358,938)	$(79,688,692)
Consolidated statements of loss:
Loss under Canadian GAAP	$(3,450,717)	$(7,109,496)	$ (7,516,842)
Compensation expense (b)(ii)	-	439,250	577,549
Loss under U.S. GAAP	$(3,450,717)	$(6,670,246)	$ (6,939,293)
Basic and diluted loss per share under U.S. GAAP	$(0.12)	$(0.32)	$(0.57)
Comprehensive loss under U.S. GAAP	$(3,450,717)	$(6,670,246)	$ (6,939,293)

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

(b)

Compensation expense:

Effective January 1, 2006, the Company is required to apply the provisions of FASB Statement No. 123R (“SFAS 123R”), which requires all share based payments to be recognized in the financial statements based on their fair values using either a modified – prospective or modified – retrospective transition method.  The company has adopted this standard using the modified - prospective method and, therefore recognizes share-based compensation for any new share-based awards and awards modified, repurchased or cancelled after the required effective date, January 1, 2006.  Under SFAS 123 R, the company is required to determine the grant date fair value of the stock-based awards grated to employees. The company is continuing to use the Black-Scholes option pricing model to value these options.  The related grant date fair value is subsequently recognized as stock-based compensation expense over the requisite service period.  As a result, stock-based compensation expense recognized under U.S. GAAP after December 31, 2005 equals the amount recognized under Canadian GAAP when the fair value method has been applied since 2003.  Previously, the Company adjusted compensation cost for actual forfeitures at the time forfeitures occurred. SFAS 123R requires the company to estimate forfeitures as part of the initial measure of the grant date fair value of the award.  The cumulative effect of the change in accounting policy for the adjustment related to the forfeitures for the prior periods is not material at January 1, 2006.

(c)

Notes to consolidated financial statements:

In order to comply with U.S. GAAP, the following note to the consolidated financial statements would need to be added:

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