Form 20-F
period 2007-12-31
DIVERSINET CORP
filed 2008-02-29
CIK 918387

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

or

[x]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

For the fiscal year ended December 31, 2007

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:     43,167,783 Common Shares as of December 31, 2007

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

OFF-BALANCE SHEET ARRANGEMENTS

27

ITEM 5. (F)

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

27

ITEM 5. (G)

SAFE HARBOR

27

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

27

ITEM 6. (A)

DIRECTORS AND SENIOR MANAGEMENT

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

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

43

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

44

ITEM 15.

CONTROLS AND PROCEDURES

44

ITEM 15. (A)

DISCLOSURE CONTROLS AND PROCEDURES

44

ITEM 15. (B)

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

44

ITEM 15. (C)

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

44

ITEM 15. (D)

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

3-A.

Selected Financial Data

The selected financial data for the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003 are derived from our audited financial statements.  During 2003 we changed our fiscal year from October 31st to December 31st.  The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto and “Operating Results” appearing in Item 5-A. of this annual report.  As a result of a number of circumstances, including financing activities and the U.S. dollar becoming the primary currency in which most of our business is transacted, effective October 1, 2003, we adopted the U.S. dollar as our measurement and reporting currency for preparation of our consolidated financial statements.  In addition, except where otherwise indicated, all financial information in this report is presented in United States dollars.

Our financial statements have been prepared in accordance with Canadian GAAP.  These principles conform in all material respects with U.S. GAAP except as described in Note 14 to our 2007 consolidated financial statements.  Under U.S. GAAP share capital would be greater by $25,123,801 and deficit would be less by $30,089,000 for the year ended December 31, 2007 due to the elimination of reduction in stated capital offset against accumulated shareholders’ deficit in March of 1999 and the reclassification of shares as redeemable preferred stock recorded under Canadian GAAP which would not have been recognized under U.S. GAAP.  For each of the four years ended December 31, 2006, U.S. GAAP share capital would be greater and deficit would be less by $30,089,054 due to the elimination of reduction in shared capital offset against accumulated shareholders’ deficit in March 1999 recorded under the Canadian GAAP which would not have been recognized under U.S.GAAP.

Selected Financial Data

(in 000’s, except per share data)

	Fiscal Year Ended December 31, 2007	Fiscal Year Ended December 31, 2006	Fiscal Year Ended December 31, 2005	Fiscal Year Ended December 31, 2004	Fiscal Year Ended December 31, 2003
(In accordance with Canadian GAAP)
Revenue	4,537	1,667	$1,101	$2,603	$1,395
Loss from Continuing Operations	(3,433)	(3,451)	(7,039)	(6,976)	(4,713)
Loss from Discontinued Operations	0	0	(71)	(541)	(246)
Net Loss	(3,433)	(3,451)	(7,109)	(7,517)	(4,959)
Weighted Average no. of shares (000’s)	36,872	28,740	20,578	12,145	7,022
Loss Per Share – Continuing Operations	(0.09)	(0.12)	(0.34)	(0.57)	(0.67)
Net Loss Per Share	(0.12)	(0.12)	(0.35)	(0.62)	(0.71)
Dividends Per Share	0.00	0.00	0.00	0.00	0.00
Working Capital	7,468	3,697	1,081	2,278	452
Long-term Liabilities	0	0	0	0	300
Shareholders’ Equity	7,848	4,086	1,554	5,835	7,647
Total Assets	8,960	5,830	2,013	7,308	11,004
Share Capital	65,371	58,414	54,348	52,445	49,191
(In accordance with U.S. GAAP)
Revenue	4,537	1,667	$1,101	$2,603	$1,395
Loss from Continuing Operations	(3,433)	(3,451)	(6,599)	(6,398)	(4,713)
Loss from Discontinued Operations	0	0	(71)	(541)	(246)
Net Loss	(3,433)	(3,451)	(6,670)	(6,939)	(4,959)
Loss Per Share – Continuing Operations	(0.09)	(0.12)	(0.32)	(0.53)	(0.67)
Net Loss Per Share	(0.09)	(0.12)	(0.32)	(0.57)	(0.71)
Long-term Liabilities	0	0	0	0	300
Shareholders’ Equity	2,883	4,086	1,554	5,835	7,647
Total Assets	8,960	5,830	2,013	7,308	11,004
Share Capital	90,495	88,503	84,437	82,534	79,281

At our March 1999 Annual Meeting, our shareholders approved a resolution providing for the reduction of our stated capital by $30,089,000.  This resulted in a reduction in our accumulated shareholders’ deficit in the same amount.  At December 31, 2007, we had an accumulated deficit of $63,179,000.  If our shareholders had not approved the reduction in our stated capital, our accumulated deficit at December 31, 2007 would have been $93,268,000 and December 31, 2006 would have been $89,835,000.

The August 31, 2007 private placement of 6,756,757 common shares at $0.74 per common share for gross proceeds of $5,000,000 included a change of control put right whereby the holder has the right, at its option to require the Company to repurchase the shares at a price of $0.74 per share, if upon a change of control event, the consideration offered is less than $0.74 per share.  SEC Regulation 210.5-02 requires the Company to classify the shares as redeemable preferred stock (or temporary equity) as the shares are redeemable at the option of the holder and the conditions for redemption are not solely within the control of the Company.  As at December 31, 2007 the redemption value of the shares is equal to the fair value as the maximum price the company would have to pay to the holder to redeem the shares is $0.74 per share.

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five fiscal years ended December 31, 2007 and the end of each of the last six months, the average rates for the period, and the range of high and low rates for the period.  For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

	U.S. Dollar/Canadian Dollar
	Close	Average	High	Low
Month Ended 01/31/08	0.9970	1.0110	1.0378	0.9761
Month Ended 12/31/07	0.9820	1.0015	1.0248	0.9754
Month Ended 11/30/07	0.9900	0.9625	1.0000	0.9057
Month Ended 10/31/07	0.9547	0.9767	1.0015	0.9512
Month Ended 09/30/07	0.9929	1.0301	1.0594	0.9914
Month Ended 08/30/07	1.0635	1.0587	1.0868	1.0462
Fiscal Year Ended 12/31/07	1.1664	1.1346	1.1796	1.0926
Fiscal Year Ended 12/31/06	1.1664	1.1346	1.1796	1.0926
Fiscal Year Ended 12/31/05	1.1613	1.1610	1.1646	1.1583
Fiscal Year Ended 12/31/04	1.2020	1.3015	1.4003	1.1714
Fiscal Year Ended 12/31/03	1.2924	1.4014	1.5800	1.2905

The exchange rate was 1.00 as of February 13, 2008.

3-B.  Capitalization and Indebtedness

Not Applicable.

3-C.  Reasons for the Offer and Use of Proceeds

Not Applicable.

3-D.  Risk Factors

Cautionary Statement Concerning Forward-Looking Statements

When used in this annual report, the words “may”, “will”, “expect”, “anticipate”, “continue”, “estimate”, “project”, “intend” “plan” and similar expressions are intended to identify forward-looking statements under applicable securities laws regarding events, conditions and financial trends that may affect Diversinet’s future plans of operations, business strategy, operating results and financial position.  All statements, other than statements of historical facts, included or incorporated by reference in this document which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company’s business and operations, and other such matters are forward-looking statements.  These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances.  Such statements are not guarantees of future performance and are subject to risks and significant uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors.  The occurrence of any unanticipated events may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein. Prospective investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors, some of which are described in the Risk Factors below.

We have limited financial resources, and if we fail to either raise capital when needed or generate revenues, we may need to cease operations.  While we believe that we have sufficient cash to operate through the next twelve months, our ability to continue operations beyond the next fiscal year may be dependent on our ability to obtain additional financing.  Although we have made progress in developing our products and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and is unlikely to be sufficient within fiscal 2008.  We have obtained funding for operations from private equity placements in the past, but there is no assurance we will be able to do so again in the near future at commercially reasonable terms or at all despite the progress of the business.  In August 2007, we completed a private placement of 6,759,757 common shares, at $0.74 per common share, for gross proceeds of $5,000,000.  In July 2006, we completed a private placement of 1,538,463 units, at $0.65 per unit, for gross proceeds of $1,000,000 and issued 96,154 units for consulting services related to the private placement.  Each unit was comprised of one Common Share and one Common Share purchase warrant, exercisable at $1.00 per share and expiring on July 26, 2008.  In June 2006, we completed a private placement of 6,680,001 units, at $0.60 per unit, for gross proceeds of $4,008,000.  Each unit was comprised of one Common Share and one Common Share purchase warrant, of which half of the warrant is exercisable at $0.75 and the other half is exercisable at $0.90, expiring on June 30, 2008.  The terms of new capital, if any, may materially dilute existing shareholders.  Our failure to either raise capital when needed or to generate revenues could leave us with insufficient resources in the future to sustain our operations beyond the next twelve months.

We have lost money in the past, we have realized minimal revenues from continuing operations, we expect to continue to sustain losses in the future and may never achieve profitability.  We have not generated sufficient revenue to date from the sales of our solutions and licensing of our products.  For the years ended December 31, 2007, 2006, and 2005, we posted net losses of $3,433,000, $3,451,000, and $7,109,000, respectively.  We may never achieve profitability or maintain profitability, if achieved, on a consistent basis.

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

We have a limited number of customers.  The loss of, or a significant reduction in business from, any of these customers would materially harm our business and results of operations, and our future prospects depend substantially on expanding our customer base.  During fiscal 2005, 38% of revenue was generated from one customer and 47% from two other customers.  During fiscal 2006, 56% of revenue was generated from one customer and 22% from two remaining customers.  During fiscal 2007, 46% of revenue was generated from one customer and 41% of revenue was generated from two remaining customers.  The loss of revenues from one or more significant customers, or the failure to collect receivables due from a major customer in a timely manner would have a material adverse effect on our results of operations.  If we are unable to expand our customer base, our results of operations will suffer.

Fluctuations in foreign exchange may adversely affect our business.  Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal 2005, 2006 and 2007, we have incurred a large portion of our expenses in U.S. and Canadian dollars, but we also incurred a smaller portion of our expenses in other currencies including Pound Sterling and Hong Kong dollars.  Changes in the value of these currencies relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  With the completion of our financings in August 2007, we have a portion of our cash resources in U.S. dollar short-term investments and in Canadian dollars.  During fiscal 2005, 2006 and 2007, we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.

We may not be successful if we fail to attract and retain our key technical personnel.  We currently have two senior officers and 34 employees and 4 contractors.  We may not be able to improve our solutions and products or create new products if we lose any of our key employees or contractors.  We do not maintain key person life insurance policies on any of our employees.  Skilled technical personnel can be difficult to attract depending on the strength of the economy and competitive opportunities.  We may not be able to retain our current employees if they receive better job offers from other employers.

We are involved in litigation.  Our Company has previously been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.  During fiscal 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged that the Company breached a dealer agreement entered into in 1995 by the Company’s former printing business and is seeking damages of $1,533,950 and damages of $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs.  During 2007, the parties entered into a settlement and release whereby the Company agreed to pay the plaintiff $625,000 as full and complete settlement in the matter, including a court order dismissing the case.

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

Because of the broad potential application of our authentication and authorization software and identity management solutions, we compete with vendors offering a wide range of computer security products.  These competitors include Entrust Technologies, Certicom, Verisign, Vasco, mFoundry and EMC Corp. (RSA Division).  There also may be other potential entrants to the market of whom we are not yet aware.

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

We might not always be able to enforce our intellectual property rights.  Our success depends significantly upon our proprietary technology, and our means of protecting our proprietary and intellectual property rights may not be adequate.  We rely on a combination of patent and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect our proprietary rights.  We have four U.S. patents, which will be in effect until at least August 22, 2017, four patents granted in Israel in effect until at least 2017, and one Canadian patent in effect until 2027. We also have 19 applications pending in the United States and Canada.  We cannot provide assurance that any of our applications will be approved, that any new patents will be issued, that we will develop proprietary products or technologies that are subject to patent, that any issued patent will provide us with any competitive advantages or will not be challenged by third parties.  Furthermore, we cannot provide assurance that the patents of others will not have a material adverse effect on our business and operating results.  There is also a risk that our competitors will independently develop similar technology, duplicate our products or design around our patents or other intellectual property rights.

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

Our articles of incorporation authorize us to issue an unlimited number of common shares, which could result in dilution to our shareholders. Subject to regulatory and/or shareholder approval, shareholders may experience dilution or limitations in takeover attempts because our articles of incorporation allow us to issue an unlimited number of common shares.  Our shareholders have no right to purchase additional common shares when we issue new shares.  As of December 31, 2007, we had 43,167,783 common shares issued and outstanding.

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

The following table provides the amount spent on capital expenditures for the years ended December 31, 2007, 2006, and 2005:

YEAR	AMOUNT
2007	111,000
2006	75,000
2005	73,000

With the exception of the sale of the DSS assets in February 2005 as detailed in this report herein, there have been no major capital divestitures during the fiscal years ended December 31, 2007, 2006 or 2005.  A large portion of the capital expenditures have been computer hardware, furniture and fixture and software required for our ongoing operations.  Most of these expenditures have occurred at our head office.  We currently have no significant capital expenditures or divestiture projects in process.  All capital expenditures have been financed through working capital.

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

We develop, license, service and support the Diversinet MobiSecure suite of mobile authentication products, solutions and services.  Diversinet MobiSecure Client provides the ability to support multiple mobile and fixed authentication solutions and service applications across a wide range of mobile and fixed device platforms.  Based on our intellectual property, patents and Diversinet Passport Trust Platform™ developed over the last seven years, we have consolidated our core technology capabilities to an application licensee/reseller business model and re-branded our offerings as the Diversinet MobiSecure suite of mobile and fixed authentication products, solutions and services.  As a packaged software and security appliance provider, Diversinet products, solutions and services allow companies to deploy the robust mobile-optimized strong authentication infrastructure needed for trusted exchange of sensitive information over data networks quickly and cost-effectively. This enables companies to reduce the time-to-market for delivery of new secure mobile data applications and business services.

The Diversinet MobiSecure™ product, solution and service suite is comprised of the following individual software products and service offerings:

•

Diversinet MobiSecure™ Client mobile-optimized strong authentication software that can be embedded on a variety of mobile and fixed devices, manages the trusted credentials used to authenticate the user for secure personal communications and commercial transactions and generates One-Time Passwords according to variety of industry-standard and proprietary algorithms.

•

Diversinet MobiSecure™ Authentication Server Center (MASC) is a specialized server product which provides Over-the-Air (OTA) Diversinet MobiSecure™ Client software, credential provisioning and registration lifecycle management for mobile and PC device users.  Additionally, the Authentication Server will offer mobile-optimized validation services.  Finally the server also offers Short Message Service (SMS)-based OTP functionality to support ‘zero-client’ mobile devices for mobile authentication services for users that do not carry mobile devices or use fixed devices that can support our client software directly.

•

Diversinet MobiSecure™ SDK provides mobile application developers with a suite of security Application Program Interface (APIs) to integrate the Diversinet MobiSecure Client software and service bureau infrastructure across a range of mobile device platforms, Internet and mobile data networks for secure personal communication and commercial transactions.

•

Diversinet’s MobiSecure™ Wallet is a client-side secure container application, which can access or hold confidential personal information, such as user id and access information via fax, email and SMS.  It operates in concert with the MobiSecure™ Vault, a server-side secure container application, and allows a user to access a host of personal information files.  Personal health records, financial information, payment information, entertainment or loyalty information can be accessed in real time, directly from a user’s mobile phone or other access device.  The MobiSecure Vault provides large file storage and backup to the Wallet and is accessible through web service interfaces and adaptors.

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

Security has and will continue to be a major concern for the data community.  The increasing number of consumers and businesses that expect the ability to securely access confidential information and conduct transactions wirelessly has created the interest and demand for mobile device security.

The mobile-orientated data market is not readily adaptable to its networks, applications and devices used within existing wired solutions.  Mobile data networks are fundamentally different from wired networks.  In wired networks, the Intel chip in a PC is the common device platform, Microsoft Windows is the dominant operating system and the browser is the common graphical user interface.  Mobile data networks currently have no dominant standards for client platforms, with a large variety of operating systems and user interfaces.  The mobile device may be a PDA, PDA/Phone combination, intelligent mobile device or a smart phone.  Many operating systems and configuration options as well as network operator network policy arrangements are being employed.  Therefore the mobile device market is technically more complex than the existing PC Internet market in terms of technical diversity.

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

Need For Secure Transactions Supported By Strong Authentication

The openness and accessibility that have stimulated the adoption and growth of the Internet and mobile and wired public and private networks, also create threats to the authenticity, privacy and integrity of information that is transmitted across or stored on the networks.  Well-publicized Internet fraud experienced by on-line companies and attacks resulting in overloading of popular e-business web sites by hackers and ‘phishing’ experts have highlighted the need for improved user authentication. Identity theft is the fastest growing types of consumer fraud.  The Federal Trade Commission in the United States has estimated that each year ten million Americans are victims of identity theft with a total cost to business and consumers exceeding $50 billion. Additionally, FTC estimates that almost 2 million U.S. Internet users experience fraud each year, with 70% of the cases associated with online banking or bill payment. Enhanced user authentication – commonly known as strong authentication – is the next wave of security enablers to curb the rise in identity theft. The security risks associated with personal communications and commercial transactions over the Internet, and over mobile and wired public and private networks, have accentuated the need for strong authentication solutions that protect user identity, data and devices.  In addition, the Company is exploring ways of extending its authentication solutions to directly protect transactions in an automated fashion between customers and services.

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

The prevention of fraud, the ability to thwart phishing schemes, the need to protect identities and private information are all dependent upon authentication of individuals using mobile devices and the transactions originating from the user devices and their associated services.

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

Demand Drivers

We believe that the four significant drivers of demand for mobile-optimized strong authentication and secure transaction products and services are as follows:

1.

Rise of Phishing and Identity Theft Over the Internet

Consumers are becoming less trustful of Internet online systems for banking and commerce as identity theft and phishing attacks (sending an e-mail to a user falsely claiming to be an established legitimate enterprise in an attempt to trick the unsuspecting user into surrendering private information that will be used for identity theft.) on consumers increase. We believe consumers are looking for more secure means of identifying themselves to financial institutions, online commerce suppliers and online service providers. The acceptance of One-Time Password token generators will enter the consumer market as the banking industry and e-commerce providers seek solutions to protect their customer transactions.

2.

Increasing Consumer and Economic Pressure to Extend Secure Information to Individuals

Recently Diversinet has seen a rapid rise in interest to protect user information and transactions between consumers and important institutions within Healthcare, Financial Management, Mobile Payments and Identity Management services providers.  We believe that our MobiSecure™ line of secure applications will provide a secure method of exposing these applications and functionalities in an increasingly mobile world

3.

Rise of Federated Identity Networks

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

4.

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

5.

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

Strategy

We strive to be a leader in providing mobile-optimized strong authentication and secure application products, solutions and services to protect mobile user identity, data and devices over mobile data networks and other networks, including corporate networks, telecommunications systems and the Internet.  We continue to develop new innovative products and services such as MobiSecure Wallet, our client-side secure container application, which can access or hold confidential personal information, such as user id and access information via fax, email and SMS and MobiSecure Vault, a server-side secure container application, and allows a user to access a host of personal information files.  With these products personal health records, financial information, payment information, entertainment or loyalty information can be accessed in real time, directly from a user’s mobile phone or other hand-held access device.  The MobiSecure Vault provides large file storage and backup to the Wallet and is accessible through web service interfaces and adaptors.

The key elements of our strategy to achieve this objective include the following:

Target emerging strong authentication and secure transaction markets.  Our sales and marketing activities are primarily targeted at emerging Internet markets to protect consumer, enterprise, and commerce high-value applications with mobile assisted One-Time Password token solutions, in addition to more traditional forms of personal communications and commercial transactions over mobile data networks.  Within these markets, our customers and partners include device manufacturers, network infrastructure manufacturers, application developers, certificate authorities and mobile network operators.  Our business plan is dependent of the cooperation of numerous parties to a transaction.

Expand strategic relationships.  We have formed relationships in the areas of sales, marketing and technology with industry leaders, and expect to continue to form such relationships in the future, to encourage widespread acceptance of our mobile authentication products, solutions and services.  These include relationships with such companies as:

BlueCross of North Eastern Pennsylvania

Intersections, Inc.

RSA, The Security Division of EMC

Research In Motion

Magna Entertainment Corp.

Visa

SanDisk

Scotiabank

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

Products and Services

We believe our technology and approach to mobile authentication and transaction services have several distinct advantages over existing security methods.  Most notably, our solutions were developed specifically for the fixed and mobile environments.  Our mobile-optimized technology minimizes demands placed on scarce device resources such as processor and memory, and as a result assists in conserving battery life.  Our technology also minimizes the amount of data sent over the network and the number of steps required to achieve a secure connection, which optimizes consumer network resources

We develop, market and distribute a complimentary product and service suite: Diversinet MobiSecure™ Client and Diversinet MobiSecure™ Authentication Server together provide, what we believe to be, a comprehensive security solution with a focus on mobile applications residing on Palm, RIM, Symbian, Microsoft and Java-based operating systems; mobile browser-based devices; and GSM/SIM (Subscriber Identity Module) based devices in addition to conventional PC’s.

Our products and services are designed to address the unique needs of mobile devices, networks and applications.  When integrated with specific applications, our products enable mobile users to effectively manage secure communications and transactions across mobile data networks.

Diversinet MobiSecure™ Client

The MobiSecure™ Client is a mobile device resident software tool designed to support applications running on the mobile or fixed device with an accessible security service package.  The primary product objective is to enhance device resident applications to utilize a series of mobile security functions supporting Authentication, Privacy, Integrity and Non-repudiation.

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

As of December 31, 2007, our research and development staff consisted of 25 employees (of which 8 hold advanced degrees in science or business).  Research and development expenditures were $2.3 million in the fiscal year ended December 31, 2007, $0.8 million in the fiscal year ended December 31, 2006, and $1.2 million in the fiscal year ended December 31, 2005.  We expect to spend approximately $3.4 million in fiscal 2008.  We believe that timely development of new and enhanced security products is necessary to remain competitive in the marketplace.

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

On July 24, 2007 we received a patent from the U.S. Patent and Trademark Office for our “Communications System and Method”. The patented technology describes a method to access databases from multiple access devices according to customer choice.

Applications for nineteen other patents have also been submitted in USA and Canada based on the same concept for which the United States patent was granted, as well as other concepts.

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

4-C.

Organizational Structure

In January 2003, we acquired 100% ownership of DSS, a professional services company, in Fremont California.  In February 2005 DSS completed an asset sale agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  As part of the agreement, Diversinet is entitled to a five year annual fee of up to $120,000 per year based on the purchaser meeting certain gross profit and net profit criteria.  DSS is currently inactive.  In September 2003, we acquired 100% ownership of Caradas, a smart card-based application security company headquartered just outside Boston, Massachusetts.

We also have five inactive wholly-owned subsidiaries, Diversinet Corporation of America, incorporated in Delaware, Diversinet Inc., an Ontario corporation which was formed on November 20, 1996; Instant Publisher Ltd., a Barbados corporation formed on December 2, 1993; Diversinet (Israel) Ltd., an Israeli corporation; and DSS Software Technologies, incorporated in California.  We also have one inactive joint venture, Atria Limited where we hold a 50% interest.

4-D.

Property, Plant and Equipment

Our head office is located in leased premises of approximately 8,500 square feet at 2235 Sheppard Avenue East, Suite 1700, Toronto, Canada M2J 5B5.  The lease for our head office expires in April 2012.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our financial statements have been prepared in accordance with Canadian GAAP.  These principles conform in all material respects with U.S. GAAP except as described in Note 14 to our 2007 consolidated financial statements.

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

During 2005, the average U.S. – Canadian dollar rate was 1.16, causing our Canadian dollar expenditures to increase relative to the U.S. dollar.  During 2006, the average U.S. – Canadian dollar rate was 1.13, causing our Canadian dollar expenditures to increase relative to the U.S. dollar.  During 2007, the average U.S. – Canadian dollar rate was 1.07, causing our Canadian dollar expenditures to increase relative to the U.S. dollar.

Operating Results

Unaudited quarter ended December 31, 2007 compared to the unaudited quarter ended December 31, 2006

Revenue

For the quarter ending December 31, 2007, we reported revenue of $1,352,000 compared to $286,000 for the quarter ended December 31, 2006.  During the quarter, we generated 23% (70% in 2006) of our revenue from consulting services and 77% (30% in 2006) from licensing.  The higher revenue for the 2007 quarter was due to the delivery of tokens to AllOne under the license and revenue agreement, representing $1 million in revenues.  During Q4 2006 we signed an agreement with BCNEPA under which we had invoiced $900,000 (and received $900,000) which invoice amount is included in ‘deferred revenue’ on the balance sheet.

Cost of sales

Cost of sales were $73,000 (gross margin of 95%) for the quarter ended December 31, 2007 compared to $50,000 (gross margin of 83%) for the same quarter in 2006.  The increase is due to the allocation of development costs to cost of sales related to the redeployment of employees to complete customer projects.  The work done for RSA Security during 2006 was completed during Q3 2006, resulting in a drop in costs allocated to cost of sales during Q4 2006.

Expenses

Research and development expenses were $696,000 for the quarter ended December 31, 2007 compared to $316,000 for the same period of 2006.  The Q4 2007 results include outsourcing development costs of $50,000, an increase of the headcount from 21 to 25 and an employee bonus accrual of $250,000.  Sales and marketing expenses were $801,000 for the quarter ended December 31, 2007 compared to $189,000 for the same period of 2006. The increase in sales and marketing expenses in Q4 2007 was due primarily to: the increase in the number of employees from 3 to 8, $236,000 paid in commission based on higher revenues and $96,000 paid in consulting services. The Q4 2007 general and administrative expenses were $1,181,000 compared to $797,000 for the same period in 2006.  The 2007 quarter includes $794,000 in stock based compensation compared to $90,000 for the same period in 2006.  The Q4 2006 also includes Canadian $250,000 in litigation costs related to the Instant Publisher lawsuit.

Depreciation and amortization

Depreciation and amortization expense was $33,000 for the quarter ended December 31, 2007 compared to $38,000 for the same period of 2006.  The variance is the result of applying our rates to a declining net asset balance.

Net Loss

We reported a net loss of $1,326,000 for the quarter ended December 31, 2007 compared to $1,050,000 for the quarter ended December 31, 2006.  The loss per share was $(0.03) for the quarter ended December 31, 2007 and quarter ended December 31, 2006 based on a diluted weighted average of 42,075,000 and 32,370,000 common shares, respectively.

Year ended December 31, 2007 compared to year ended December 31, 2006

Revenue

For the years ending December 31, 2007 and 2006, we reported revenue of $4,537,000 and $1,667,000, respectively.  We generated 92% (84% in 2006) of our revenues from the United States, 3% (12% in 2006) from the Asia Pacific region, 1% (2% in 2006) from Canada and 4% (2% in 2006) from other areas during the year ended December 31, 2007.  During 2007, we generated 35% (94% in 2006) of our revenue from consulting services and 65% (6% in 2006) from licensing.  With the launch of MobiSecure Wallet and Vault product suite in early 2007, we were able to increase of product license revenues compared to 2006.  We currently generate our revenues from a small number of customers.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  In December 2006 we entered into a consulting and licensing agreement with BCNEPA.  During 2007, this agreement has generated revenue of $1,000,000 for the delivery of the solution to BCNEPA, including 100,000 tokens.  This agreement was terminated concurrently with the signing of the AllOne agreement.  In May 2007 we entered into a license and VAR agreement to provide our MobiSecure Wallet and MobiSecure Vault mobile secure access solution to Intersections.  During 2007 this agreement generated revenues of $844,000.  In August 2007 we entered into a license and revenue sharing agreement with AllOne to bundle certain software and share revenues from the sales of the combined software and a statement of work to develop certain features for the product.  During 2007 these agreements have generated revenues of $2,093,000.  During 2006 we began and completed work on the RSA Security development product.  We applied a zero gross margin percentage of completion method for this development agreement, providing us with $845,000 in revenues and $845,000 in cost of sales in fiscal 2006.  During Q4 2006 we signed an agreement with BCNEPA under which we had invoiced $900,000 included in ‘deferred revenue’ on the balance sheet.  This agreement was terminated with the signing of the AllOne agreement, however we recognized this revenue during 2007 as we delivered the MASC license and the associated tokens to BCNEPA.

During 2007, 87% of our revenue came from three customers (78% in 2006 from three different customers).  While we are endeavouring to increase our customer base, the market that we operate in is still in an evolving stage and our revenue is still quite small.  Therefore, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

Cost of sales

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.  Cost of sales were $240,000 (gross margin of 95%) for the year ended December 31, 2007 compared to $1,041,000 (gross margin of 38%) for 2006.  This represents the direct costs associated with completing the software solutions and consulting services revenue.  The Company’s lower cost of revenues in 2007 is the result of a higher level of license revenues in 2007.  The higher level of cost of revenues and therefore lower gross margin in 2006 primarily represents the significant costs incurred to perform the consulting services with RSA Security.  The Company is able to effectively redeploy its employees between its research and development projects, sales and marketing activities and customer service contracts on a continuous basis, thereby the cost of revenues only represents costs related to employees while they are actively involved in customer projects.

Expenses

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.  Research and development expenses were $2,266,000 for the year ended December 31, 2007 compared to $832,000 for 2006.  The increase in research and development costs in 2007 was largely due to the cost for outsourcing starting in January 2007 and the year over year increase of 19% in head count (from 21 to 25 people) in this department.  In 2007, product developments costs of $165,000 were reallocated from research and development to cost of sales as the development department redeployed its resources to perform professional services work to modify our products as required under our customer agreements.  Costs were further reduced in 2007 by the receipt of $87,000 from our scientific research and experimental development (SRED) claim for 2006 fiscal year.  Starting in Q1 2006, the development department focused a portion of their work effort towards completing modifications to our products for RSA Security.  In the past, this department’s time has been spent conducting research and developing our products for general availability.  During 2006, product development costs of $730,000 were reallocated from research and development to cost of sales.  Costs were further reduced in 2006 by $288,000 from the receipt of funds for our scientific research and experimental development (SRED) claim for the 2003, 2004 and 2005 fiscal years.

Sales and marketing expenses include compensation of sales and marketing personnel, public relations and advertising, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.  Sales and marketing expenses were $1,781,000 for the year ended December 31, 2007 compared to $701,000 for 2006.  The increase in costs in this department was due to a 100% year over year increase in head count (from 5 to 10), as well as higher sales commissions as a result of higher revenues.  Further increases in costs included an increase in travel costs of $102,000, and consulting services of $212,000.  Included in the December 31, 2006 sales and marketing expenses is $33,000 relating to stock-based compensation expenses.  In addition, $107,000 of salary expense was reallocated to cost of revenues in 2006 for the RSA Security work.

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs.  Corporate personnel include executive officers, business development, financial planning and control, legal, human resources and corporate administrative staff.  General and administrative expenses were $3,739,000 for the year ended December 31, 2007 compared to $2,485,000 for 2006.  Included in the December 31, 2007 general and administrative expenses is $1,543,000 ($874,000 for 2006) relating to stock-based compensation expenses.  Under GAAP, the Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options and warrant grants.  Also, the year over year increase is partially due to the $512,000 severance payment to our former CEO and $391,000 relating to the Instant Publisher litigation settlement.  During 2007, we entered into a settlement and release whereby we agreed to pay Instant Publisher $625,000 as full and complete settlement in the matter.  During 2006, the Company had accrued Cdn$250,000 in regards to the lawsuit.

Depreciation and amortization

Depreciation and amortization expense was $120,000 for the year ended December 31, 2007 compared to $159,000 for 2006.  This is consistent with the reduction in net capital assets.

Other Income

Foreign exchange losses were $71,000 for the year ended December 31, 2007 compared to $18,000 for 2006.  During 2007, the U.S./Canadian dollar exchange rate changed from approximately 1.17 to 1.01.  As we have the majority of our expenses in Canadian dollars, these foreign exchange swings negatively impact our operating results.  We earned interest and other income of $246,000 during 2007 compared to $118,000 for 2006 through investing our excess cash

Net Loss

We reported a net loss for the year ended December 31, 2007 of $3,433,000 compared to $3,451,000 for 2006.  These net losses include stock-based compensation expense relating to the issuance of options and warrants of $1,543,000 and $906,000 during 2007 and 2006, respectively.  Due to the significant increase in our revenues, the net loss has decreased despite increased expenses.  The large increase in expenses is due primarily to (i) the increase in our number of employees from 29 to 36 as the Company focuses on activities to generate and service revenues from our new product offerings, (ii) the one time severance expense of $512,000 related to the former CEO and (iii) $391,000 relating to litigation settlement.  Loss per share for 2007 was $0.09 compared to $0.12 in 2006 based on a diluted weighted average of 36,872,000 and 28,740,000 common shares, respectively.

Year ended December 31, 2006 compared to year ended December 31, 2005

Revenue

For the years ending December 31, 2006 and 2005, we reported revenue of $1,667,000 and $1,101,000, respectively.  We generated 84% (73% in 2005) of our revenues from the United States, 12% (18% in 2005) from the Asia Pacific region, 2% (9% in 2005) from Canada and 2% (nil in 2005) from other areas during the year ended December 31, 2006.  During 2006, we generated 94% (100% in 2005) from consulting services and 6% (nil in 2005) from licensing.  During 2006 we began and completed work on the RSA Security development product.  We applied a zero gross margin percentage of completion method for this development agreement, providing us with $845,000 in revenues and $845,000 in cost of sales in fiscal 2006.  During Q4 2006 we signed an agreement with BCNEPA under which we have invoiced $900,000 included in ‘deferred revenue’ on the balance sheet.  We expect to commence recognition of revenue related to this arrangement over the coming quarters as we deliver the MASC license and the associated 100,000 tokens to BCNEPA.  In January 2005 Diversinet began to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy, and a rebuilding of the sales and marketing strategy of the company.  During the third quarter of 2005 we received notice from one of our customers that they would not be renewing our contract to provide test lab services.  This contract represented $479,000 in 2005 revenues.

During 2006, 78% of our revenue came from three customers (67% in 2005 from two different customers).  While we are endeavouring to increase our customer base, the market that we operate in is still in an evolving stage and our revenue is still quite small.  Therefore, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

Cost of sales

Cost of sales were $1,041,000 (gross margin of 38%) for the year ended December 31, 2006 compared to $563,000 (gross margin of 49%) for 2005.  This represents the direct costs associated with completing the software solutions and consulting services revenue.  The lower margin for 2006 is the result of lower margins on a significant strategic customer (RSA Security) in 2006.

Expenses

Research and development expenses were $832,000 for the year ended December 31, 2006 compared to $1,242,000 for 2005.  Starting in Q1 2006, the development department focused a portion of their work effort towards completing modifications to our products for RSA Security.  In the past, this department’s time has been spent conducting research and developing our products for general availability.  As a result, during 2006, product development costs of $730,000 were reallocated from research and development to cost of sales.  Costs were further reduced in 2006 by $288,000 from the receipt of funds for our scientific research and experimental development (SRED) claim for the 2003, 2004 and 2005 fiscal years.  The increase in development costs of $608,000 (before the SRED credit and cost of sales allocation) over 2005 was largely due to an increase of 31% in the head count (from 16 to 21 people) in this department.

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

General and administrative expenses were $2,485,000 for the year ended December 31, 2006 compared to $2,301,000 for 2005.  Included in the December 31, 2006 general and administrative expenses is $874,000 ($986,000 for 2005) relating to stock-based compensation expenses.  The Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options and warrant grants.  Professional fees increased by $76,000 over 2005 due to greater spending in investor and public relations areas.  We have also accrued Canadian $250,000 with regards to litigation costs that we are currently involved in.

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

Net Loss

We reported a net loss for the year ended December 31, 2006 of $3,451,000 compared to $7,109,000 for 2005.  These net losses include stock-based compensation expense relating to the issuance of options and warrants of $906,000 and $986,000 during 2006 and 2005, respectively, and a goodwill and customer asset impairment charge of $nil and $2,225,000 for 2006 and 2005, respectively.  Loss per share for 2006 was $0.12 compared to $0.35 in 2005 based on a diluted weighted average of 28,740,000 and 20,578,000 common shares, respectively.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, income tax valuation allowances, stock based compensation, the useful life of depreciable assets and the recoverability of fixed assets. In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties, and, makes judgments, which in their opinion at the time, represent fair, balanced and appropriate conservative estimates and assumptions.  Actual results could differ from those estimates.

Allowance for doubtful accounts

The Company has an accounts receivable balance of $123,000 at December 31, 2007 (2006 – $154,000).  The valuation of accounts receivable requires significant estimates to be made by management and the valuation of these balances could have an impact on the Company’s consolidated financial statements.  These accounts receivable are comprised of amounts arising from contractual arrangements with major health care, identity management, financial and mobile network and security service providers.  The Company determines an allowance for doubtful accounts based on knowledge of the financial conditions of its customers, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience.  At December 31, 2007, management has consistently applied this methodology and the Company has had a history of minimal bad debt loss.  A change in any of the factors impacting the estimate of the allowance for doubtful accounts will directly impact the amount of bad debt expense recorded in general and administrative expenses.

Income tax estimates

Management continually reviews the estimates of the valuation of future income tax assets.  This involves the use of judgment in the estimation of future income projections, actual tax exposures, assessing temporary differences that result from differing treatments in items for accounting purposes versus tax purposes, and in estimating the recoverability of the benefits arising from tax loss carry-forwards.  The Company is required to assess whether it is more likely than not that future income tax assets will be realized prior to the expiration of the related tax loss carry forwards.

Changes in the forecasts of future profitability, the utilization of income tax loss carry forwards, the valuation allowance, and changes in tax rates could have a material impact on the reported amounts for future income tax assets and future income tax expense.  The Company currently has a 100% valuation allowance against its future tax assets.

Stock based compensation

The Company records stock based compensation expense over the vesting period of the options based on the estimated fair value of the stock options granted.  The Company’s policy is to determine the exercise price of an option based on the average trading price for five days prior to the grant.  The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options on the grant date and the amount is expensed over the vesting period of the stock options.  The assumptions used in the calculation of fair value include the risk free interest rate, dividend yield, volatility factor and expected life of the options.

The risk free interest rate is based on the then current risk free interest rate for the expected life of the option.  The dividend yield is based on the Company’s historical practice of dividend payments.  The volatility factor is based on analysis of the history of the Company’s share price and management’s estimate of the expected volatility over the respective terms of the options.  The expected life of the option is based on the expected length of time options are estimated to remain outstanding.

Useful lives of depreciable assets

The Company depreciates the cost of fixed assets over their respective estimated useful lives.  These estimates of useful lives involve estimation and judgment.  In determining the estimates of useful lives, the Company considers industry trends and changing technologies.  On an annual basis, the Company reassesses the estimated useful lives to ensure they correspond with the anticipated life of the respective assets.  If a technological change happens more quickly than anticipated, the Company may have to revise the estimates of useful lives of fixed assets which could result in higher depreciation expense in future periods or an impairment charge to write-down the value of the fixed assets.

Recoverability of long-lived assets

Long lived assets, including fixed assets and intangible assets with finite useful lives, are depreciated over their estimated useful lives.  The Company reviews for impairment annually, or more frequently, if events or changes in circumstances indicate that the carrying amount may not be recoverable.  If the sum of undiscounted cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired.  These analyses involve estimates of future cash flows and estimated periods of use.  If the undiscounted net cash flows associated with a group of long-lived assets exceed the carrying amounts, impairment losses are measured as the excess of the carrying amount over the fair value

In the year ended December 31, 2007, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these estimates.  We periodically review our internal controls for effectiveness and we plan to conduct an evaluation of our disclosure controls and procedures each quarter.  Other important accounting policies are described in note 1 to our consolidated financial statements.

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

Recent Accounting Developments

In 2005, The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”), Handbook Section 1530, Comprehensive Income (“Section 1530”), Handbook Section 3251, Equity (“Section 3251”), and Handbook Section 3865, Hedges (“Section 3865”).  The new standards are effective for the Company’s interim and annual financial statement commencing January 1, 2007.  Section 1530 establishes standard for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.  The adoption of these new standards had no impact on opening retained earnings as of January 1, 2007.

Under Section 3855, financial instruments must be classified in one of these five categories:  i) held-for-trading; ii) loans and receivables; iii) held-to-maturity; iv) available for sale; or v) other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; and available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of the new standards, the Company has designated its cash and cash equivalents as held-for-trading which are measured at fair value with changes recorded in the consolidated statement of earnings and deficit as interest income.  Accounts receivable are classified as loans and receivables, which are measured at amortized cost and consistent to the Company’s accounting policy prior to the adoption of section 3855. Accounts payable and accrued liabilities have been classified as other financial liabilities, which are accounted for at amortized cost using the effective interest method.   Given the current nature of the Company’s accounts receivable and payable balances, the impact of discounting using the effective interest rate method would not result in significantly different amounts then carrying value.  The Company had no held-to-maturity or available for sale financial assets during the year ending December 31, 2007.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability’s carrying value at inception.

The Company reviewed significant contracts in effect on January 1, 2007 and during the year ended December 31, 2007 and determined that there are no significant embedded derivatives or non-financial derivatives that require separate fair value recognition on the consolidated balance sheet on the transition date of January 1, 2007 or at December 31, 2007.

Disclosure of comprehensive income/(loss) was added top the Company’s consolidated financial statements.  The Company had no comprehensive income/(loss) transactions during the year ended December 31, 2007.  For all periods presented, there is no difference between the Company’s comprehensive income/(loss) and loss for the year.  The adoption of these standards had no impact on the Company’s loss for the year ended December 31, 2007.  Accumulated other comprehensive income forms part of shareholder’s equity.

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

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments - Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards will become effective for the Company beginning January 1, 2008. The Company is currently assessing the impact of these two new standards on its consolidated financial statements.

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which provides standards for disclosures regarding a company's capital and how it is managed.  Enhanced disclosure with respect to the objectives, policies and processes for managing capital and quantitative disclosures about what a company regards as capital is required.  These recommendations are effective for fiscal years beginning on or after October 1, 2007 and, therefore, the Company will be required to implement these standards on January 1, 2008.  The Company is evaluating the impact of this standard on its consolidated financial statements.

5-B.

Liquidity and Capital Resources

Quarter ended December 31, 2007 compared to quarter ended December 31, 2006

Cash and cash equivalents at December 31, 2007 were $8,394,000 compared with $5,146,000 at December 31, 2006.  The net change in cash and cash equivalents for 2007 was $3,248,000 compared to $3,791,000 for 2006.  The fiscal 2007 increase was largely due to the $5,000,000 BCNEPA private placement discussed below.  This was offset by operating activities which used cash in an amount of $2,200,000, including the reversal of $808,000 in deferred revenues from the recognition of the Q4 2006 BCNEPA cash receipt of $900,000 into revenues in 2007.  The fiscal 2006 increase was largely due to the June and July private placements in which aggregate gross proceeds of $5,008,000 were raised.  This was offset by operating activities which used cash in an amount of $1,210,000 which includes the receipt from BCNEPA of $900,000 included as part of the deferred revenues.  Cash used in investing activities for 2007 and 2006 is solely the result of the purchase of capital assets of $111,000 and $75,000, respectively.

In August 2007 we completed a private placement of 6,756,757 Diversinet common shares at $0.74 per share, for gross proceeds of $5,000,000 to BCNEPA.

On July 26, 2006, we completed a private placement of 1,538,463 units, at $0.65 per unit, for gross proceeds of $1,000,000 and issued 96,154 units for consulting services related to the private placement.  Each unit is comprised of one common share and one common share purchase warrant.  The warrant will be exercisable to purchase one common share for each whole warrant at a price of $1.00 and will expire on July 26, 2008.

On June 30, 2006, we completed a private placement of 6,680,001 units, at $0.60 per unit, for gross proceeds of $4,008,000.  Each unit is comprised of one common share and one common share purchase warrant.  One half of the warrant will be exercisable to purchase one common share for each whole warrant at a price of $0.75, the other half warrant at $0.90, and will expire on June 30, 2008.

As of December 31, 2007, we had commitments under non-cancellable operating leases for our facilities and equipment through 2012 in amounts of $1,045,000.

We are not subject to material market risk exposures, except for risks related to interest rate fluctuations and foreign currency exchange rates.  Our exposure to market rate risk for changes in interest rates relates primarily to our cash equivalents and short-term investments, created by our past financings.  We have not used derivative financial instruments in our short-term investments.  We invest in high quality money market instruments and bonds with terms of less than 90 days.  We are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default, market and reinvestment risk.  We do not make use of a bank line of credit and do not have any long-term debt.  The impact of inflation has not been material to our business over the past five years.

We believe that our cash and cash equivalents as at December 31, 2007 of $8,394,000 is sufficient to meet our short-term working capital requirements for the next twelve months.  We may need to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Our failure to either raise capital when needed or to generate revenues could leave us with insufficient resources in the future to sustain our operations beyond the next twelve months.

The following table presents unaudited selected financial data for each of the last eight quarters ending December 31, 2007:

	Revenue for the period	Loss for the period	Loss per share
	($000’s)	($000’s)	($)
December 31, 2007	1,352	1,326	0.03
September 30, 2007	1,262	730	0.02
June 30, 2007	1,017	1,045	0.03
March 31, 2007	905	331	0.01
December 31, 2006	285	1,050	0.03
September 30, 2006	432	932	0.03
June 30, 2006	477	747	0.03
March 31, 2006	473	722	0.03

5-C.

Research and Development, Patents and Licenses, et cetera

We plan to continue to invest in research and development for our mobile device security products based on the technology we purchased in 1996, and we anticipate spending approximately $3,377,000 in the year ending December 31, 2008 in connection with these efforts.  We expect to allocate funds the majority to salary payments to staff for the continued research and development of our security product suite.  We cannot reasonably estimate when the benefits, if any, of the continued development costs will be realized.  We also cannot reasonably estimate whether any of the continuing development costs will result in revenue for us, or whether additional sources of funding will be available if continued development of the technology is unsuccessful.

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

5-F.

Tabular Disclosure of Contractual Obligations

We are committed under operating leases for a total amount of approximately $1,045,000. The minimum payments due in each of the following years are as follows:

Contractual obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Operating lease obligations	1,045,019	248,753	477,760	318,506	-
Total	$1,045,019	$248,753	$477,760	$318,506	-

5G.

Safe Harbor

The above disclosure of contractual obligations contains forward-looking statements and involve known and unknown risks and uncertainties.  Such forward-looking statements involve risks and uncertainties and actual contractual payments may differ significantly from those projected in the forward-looking statements.  Factors that might cause future results to differ materially from those discussed in the forward-looking statements include, but are not limited to, those discussed in “Risk Factors” in Item 3-D. of this annual report.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6-A.

Directors and Senior Management

Set forth below is information concerning our executive officers and directors as of February 22, 2008:

#

Name	Position	Age
Ravi Chiruvolu	Director	39
David Hackett	CFO and Secretary	43
Greg Milavsky	Director	46
William Reed	Director	56
Philippe Tardif	Director	47
Albert Wahbe	CEO and Chairman	63
James Wigdale, Jr.	Director	48

The following sets forth certain information about each of our directors and executive officers:

Ravi Chiruvolu, 39, has served as a director since July 2006.  Mr. Chiruvolu runs Top Shelf Capital, a venture fund focused on increasing shareholder value for small cap public companies.  Prior to this, Mr. Chiruvolu was a managing director at Charter Venture Capital, where he ran a $150m early stage fund.  He holds an MBA from Harvard Business School and a Bachelor of Science and a Master of Science in Engineering from MIT.  Mr. Chiruvolu is a leader in the venture capital industry as well as PIPE investing, and has written numerous articles in the Venture Capital Journal and spoken at several conferences on the topics.

David Hackett, 43, has served as Chief Financial Officer and Corporate Secretary since March 2002.  Previously, Mr. Hackett was CFO of a technology and service provider to electronic marketplaces, where he oversaw start-up operations, public financing and acquisitions.  Mr. Hackett has also held senior financial management positions at EveryWare Development, Alliance Atlantis Communications and Entertainment Information Services Ltd.  Mr. Hackett is a CA and holds an MBA from the University of Western Ontario.

Gregory Milavsky, 46, has served as a Director since April 2007.  Mr. Milavsky has over 20 years of corporate finance, investment banking and private equity experience in Toronto, London, New York and Tokyo.  He was Associate Director of Corporate Finance with CIBC Limited, Investment Banker with James D. Wolfensohn Incorporated, Senior Vice President and Director with Rothschild Canada, Chief Executive of Rothschild Quantico Capital, Managing Director and Group Head of Scotiabank Private Equity Investments and is currently Senior Advisor of Canterbury Park Capital.  He holds an MBA with distinction from the Harvard Graduate School of Business Administration and a bachelor of applied science degree in civil engineering from the University of Toronto.

William Reed, 56, has served as a Director since August 2007.  Mr. Reed is executive vice president for Hospital Service Association of Northeastern Pennsylvania (HSA of NEPA) d/b/a Blue Cross of Northeastern Pennsylvania (BCNEPA), and President and Chief Executive Officer of AllOne Health Group (AHG), a wholly-owned subsidiary of HSA of NEPA.  Prior to joining BCNEPA, Mr. Reed held numerous management positions in healthcare provider organizations including Gentiva Health Services, Quantum Health Resources, and Geisinger Health System.  Mr. Reed received his Bachelor of Science in business administration from Drexel University and his Master of Science in computer science from Rutgers University.

Philippe Tardif, 47, has served as a Director since March 2007.  Mr. Tardif is a partner at the law firm Borden Ladner Gervais LLP and specializes in securities law and capital markets transactions.  He also advises on corporate governance matters and acts as advisor to special committees and boards of directors.  A past member of the Securities Advisory Committee to the Ontario Securities Commission and a member of the Securities Law Subcommittee of the Ontario Bar Association, Mr. Tardif was called to the Ontario Bar in 1987.

Albert Wahbe, 63, (Chairman) has served as a Director since July 2006 and CEO since April 2007.  Mr. Wahbe was previously Executive Vice President and Group Head, Global Transaction Banking at Scotiabank, where he led the evolution of e-commerce and e-banking to provide Global Business solutions.  Mr. Wahbe was also CEO of e-Scotia, where he developed Scotiabank’s Internet banking, e-commerce, wireless, telephone banking and smart card technologies for consumers.  Prior to Scotiabank, Mr. Wahbe held senior management positions in marketing and technology operations at I.B.M. Canada.  Mr. Wahbe graduated from the Harvard University Graduate School of Business in 1998, completing the Advanced Management Program and International Senior Management Program.

James (‘Jay’) Wigdale Jr., 47, has served as a Director since January 2005 and a consultant since April 2007.  Mr. Wigdale founded Lakefront Partners, LLC, a money-management firm, in 1998 and is the firm’s Chief Investment Officer.  Prior to founding Lakefront, he was senior VP of Institutional Sales and Regional Manager for Robert W. Baird & Co.  Mr. Wigdale was also the VP of Corporate Banking from 1984 to 1990 at Barnett Bank, Inc. (now Bank of America).  He holds a Bachelor of Science (Marketing) degree from Miami University of Ohio.

6-B.

Compensation

The following table and notes show the executive compensation paid or accrued by us during the year ended December 31, 2007 to our officers earning in excess of $100,000 per year:

	Annual Compensation			Long Term Compensation
Name and Principal Position	Salary (Cdn$)	Bonus(4) (Cdn$)	Other Annual Compensation	Options/ SARs
Albert Wahbe Chief Executive Officer	-	97,500	172,465(1)	50,000/-
David Hackett Chief Financial Officer	180,000(2)	83,754	-	85,000/-
David Annan Chief Technology Officer	200,000(3)	65,737	-	72,000/-
Stuart Vaeth Chief Security Officer	147,163(4)	22,206	-	64,000/-
John Couse Senior Vice President, Business Development	150,000(5)	154,639	-	75,000/-

(1)

Mr. Wahbe is currently being compensated at the rate of 300,000 common shares per annum.  See “Employment and Consulting Agreements”.

(2)

Mr. Hackett is currently being compensated at the rate of Cdn $180,000 per annum.  See “Employment and Consulting Agreements”.

(3)

Mr. Annan is currently being compensated at the rate of Cdn $200,000 per annum.  See “Employment and Consulting Agreements”.

(4)

Mr. Vaeth is currently being compensated at the rate of U.S.$150,000 per annum. See “Employment and Consulting Agreement”

(5)

Mr. Couse is currently being compensated at the rate of Cdn $150,000 per annum. See “Employment and Consulting Agreements”.

(6)

Bonus allocations, if any, are determined annually at the discretion of the board of directors on the recommendation of the Compensation Committee.  Bonuses are paid and recorded as compensation in the fiscal year they are paid or following the year in which they are earned as the determination is made by the Board in the following year.

There were no long-term incentive awards other than stock options made to the executive officers listed above during the fiscal year ended December 31, 2007.  There are no pension plan benefits in place for our executive officers and none of our senior officers or directors is indebted to us.

Employment and Consulting Agreements

We entered into a consulting agreement with Albert Wahbe, Chief Executive Officer as of April 2007, effective April 2, 2007, which provides for an annual base compensation of 300,000 Diversinet common shares, bonus of up to 200,000 Diversinet common shares and reimbursement of Cdn$48,000 per annum in personal expenses.  The agreement is renewable after one year at the discretion of the Board and may be terminated after June 30, 2007 upon 90 days notice.  The agreement also contains certain non-disclosure provisions.

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

We entered into an employment agreement with Stuart Vaeth, effective April 5, 2004, amended on January 1, 2006 which provides for an annual base salary of Usd$150,000 and a performance bonus of Usd$70,000, payable upon the achievement of corporate objectives.  The contract provides for payment of three months’ salary and bonus upon termination of employment.  The employment agreement also contains certain change of control bonuses, non-disclosure provisions and is renewable annually, subject to certain termination provisions.

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

Compensation of Directors

On August 2, 2007, and October 3, 2007 the Company issued a total of 375,000 common shares to non-management board members in lieu of cash compensation.  Furthermore, on July 3, 2007, each non-management board member also received 50,000 options to purchase common shares at $0.83 per common share in accordance with our Amended and Restated Stock Option Plan.  Additionally, on January 2, 2008, each non-management board member also received 50,000 options to purchase common shares at $0.49 per common share in accordance with our Amended and Restated Stock Option Plan.  Our directors received no compensation during fiscal 2007 for attending meetings of the board of directors or a committee of the board of directors.

Options to Purchase Our Securities

Our Amended and Restated Stock Option Plan was established on October 15, 1993 and was amended on February 4, 1997, April 16, 1999, May 15, 2000, January 22, 2003, August 15, 2003, February 22, 2005, February 22, 2006 and May 2, 2007.  Under our share option plan, options for up to a specified maximum limit of 5,615,661 common shares may be granted from time to time by the board of directors to our directors, officers, employees and consultants of us and any of our subsidiaries.  Options granted under our share option plan generally have an exercise price equal to the greater of (i) the closing price of the common shares on the day immediately proceeding the day of the grant, and (ii) the weighted average price over the preceding five trading days of the grant and generally will be exercisable quarterly over a two-year period and will expire after five years.

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

As at February 20, 2008, there were a total of 4,199,150 options to purchase common shares outstanding under our share option plan at exercise prices ranging from $0.40 to $2.45 with expiration dates ranging from February 27, 2008 to December 31, 2012.  The directors and officers as a group hold options to purchase 970,000 of our common shares.  The following table provides details on the share options granted to our directors, officers, employees and consultants under the terms of our share option plan as at February 20, 2008.

Share Options Outstanding
Optionee	Total number of common shares subject to option	Share exercise price	Expiration date
Directors and Officers	970,000	$0.40 to $2.45	02/27/2007 – 12/31/2012
Employees and Consultants	3,229,150	$0.40 to $2.45	02/27/2007 – 12/31/2012

6-C.

Board Practices

Our Board presently consists of six directors who are elected annually.  Each director elected will hold office until the close of business of our first annual meeting of shareholders following his election unless his office is earlier vacated in accordance with our by-laws.  In March 2007 Philippe Tardif was appointed Director.  In April 2007 Greg Milavsky was appointed Director.  In August 2007 William Reed was appointed Director.  During 2007, Nagy Moustafa and Mark Steinman resigned as directors.  In July 2006 Albert Wahbe was appointed as Director and Chairman of the Board and Ravi Chiruvolu was appointed Director.  During 2006, Brian Barry and Keith Powell resigned as directors.  During 2005 we had three director resignations, Stanley Beck, Charles Shiu and Charles Walton.  James B. Wigdale was appointed on January 3, 2005 to replace one of the directors.  Brian Barry was appointed on March 11, 2005 to replace one of the directors.  The Board has established three standing committees: the Audit Committee, the Compensation Committee and the Governance Committee.  Committee members are appointed annually following our annual meeting of shareholders.

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

The members of the Audit Committee are Greg Milavsky (Chair), Ravi Chiruvolu and Philippe Tardif, all of whom are non-management directors.  To carry out its responsibilities, the Audit Committee held four meetings during the year ended December 31, 2007, four meetings during the year ended December 31, 2006, and four meetings during the year ended December 31, 2005.

Compensation Committee

Overview and Philosophy

The Compensation Committee is comprised of two directors.  It is the responsibility of the Compensation Committee to determine the level of compensation and to develop recommendations for stock option grants for approval by the Board of Directors in respect of our senior executives with a view to providing such executives with a competitive compensation package having regard to performance.  Performance is defined to include achievement of our strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors.  The members of the Compensation Committee are Ravi Chiruvolu (Chair) and Greg Milavsky.

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

Annual Cash Compensation (Base Salary Plus Performance Incentives)

The Compensation Committee believes that annual cash and stock compensation should be paid commensurate with attained performance.  The executive cash and stock compensation consists of base compensation and performance incentives.  Base compensation for executive officers are established by considering a number of factors, including our operating results; the executive’s individual performance and measurable contribution to our success; and pay levels of similar positions with comparable companies in the industry.  The Compensation Committee believes that our executive compensation must remain competitive for us to retain talented executives.  Base compensations are typically reviewed annually.

The purpose of annual performance incentive compensation is to provide cash and or stock compensation that is at-risk on an annual basis and is contingent on the achievement of annual business and operating objectives.  Annual incentives measure business performance and individual performance, and are designed to provide a pay-out scale with high upside opportunity for high performance and zero pay out for low performance. The Compensation Committee sets targets for executive bonuses each year and the pay out of those bonuses, if any, is determined based on our operating results, the executive’s measurable contribution to our success, and bonus levels of similar positions with comparable companies in the industry.

For the year ending December 31, 2007, the Compensation Committee recommended and approved a total of $40,000 and 261,000 shares for the executive team out of a potential total bonus pool of $40,000 and 261,000 shares or 100% of the potential total bonus pool.  During 2007, the Company delivered new products and revenue contracts that reflect the view of both management and the Compensation Committee that executive bonuses should be based on the factors described above.  There are currently no guaranteed executive bonuses for 2008 or beyond.

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

Chief Executive Officer Compensation

The Chief Executive Officer’s compensation is paid in accordance with the terms of his consulting agreement for an annual base compensation of 300,000 Diversinet common shares, bonus of up to 200,000 Diversinet common shares and reimbursement of Cdn$48,000 per annum in personal expenses.  In addition, Mr. Wahbe participates in the Amended and Restated Stock Option Plan.

The Compensation Committee did not directly base Mr. Wahbe’s bonus and option grants on rates for comparable employers, although the Compensation Committee did consider the compensation of CEOs of other issuers in the same industry in determining Mr. Wahbe’s overall compensation.  In addition, Mr. Wahbe is entitled to participate in our bonus plan and stock option awards as part of his compensation.  In the financial year ended December 31, 2007, Mr. Wahbe was granted 50,000 options to purchase Common Shares.  Furthermore, in January 2008, Mr. Wahbe was granted 50,000 options to purchase Common Shares.  The historical stock option awards to Mr. Wahbe are consistent with our compensation philosophy, which is to tie a portion of the Chief Executive Officer’s compensation to corporate performance and the achievement of growth in shareholder value.

Governance Committee

The Governance Committee is comprised of three non-management directors.  The Governance Committee assists the Board of Directors in fulfilling its oversight responsibilities related to seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement.  The members of the Governance Committee are Philippe Tardif (chair) and Greg Milavsky and William Reed.

6-D.

Employees

As of the February 20, 2008, we have two senior officers, 34 employees and 4 contractors.  All of our senior officers are located in Toronto.  Of our 34 employees, 25 are in research and development (of which eight hold advanced degrees in science or business), 6 are in sales and marketing and 3 are in finance and administration.

We currently have two employee in the United States and 32 in Canada.  Our employees are not unionized.  We believe that our relations with our employees are good.  We enter into employment contracts with most of our officers, managers and employees, which contain a non-compete clause both for the period of their employment with us and for one year thereafter.

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

As of February 20, 2008, we had 43,167,783 common shares outstanding.

The following table shows the ownership of our common shares as of February 20, 2008 of:

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

Name	Number of Shares Owned	Number of Options or Warrants Owned	Options Represent	Percentage of Outstanding Shares
Ravi Chiruvolu	191,667	41,666 warrants 18,750 options	The vested and immediately exercisable portion of warrants to purchase an aggregate of 20,833 common shares at a purchase price of $0.75 and 20,833 common shares at a purchase price of $0.90. The vested and immediately exercisable portion of options to purchase an aggregate of 50,000 common shares at a purchase price of $0.49 and 50,000 common shares at a purchase price of $0.83 per share. The balance of these options vest at the rate of 12.5% per quarter beginning July 3, 2007.	0.5%
David Hackett	326,365	321,250 options	The vested and immediately exercisable portion of options to purchase an aggregate of 420,000 common shares at purchase prices ranging between $0.40 and $1.94 per share. The balance of these options vest at the rate of 12.5% per quarter beginning March 26, 2007.	1.5%
Hospital Service Association of Northeastern Pennsylvania, d/b/a Blue Cross of Northeastern Pennsylvania	7,856,757	6,250 options	The vested and immediately exercisable portion of options to purchase 50,000 common shares at a purchase price of $0.49 per share. The balance of these options vest at the rate of 12.5% per quarter beginning January 2, 2008.	18.2%
Greg Milavsky	100,000	18,750 options	The vested and immediately exercisable portion of options to purchase an aggregate of 50,000 common shares at a purchase price of $0.49 and 50,000 common shares at a purchase price of $0.83 per share. The balance of these options vest at the rate of 12.5% per quarter beginning July 3, 2007.	0.3%
Philippe Tardif	100,000	18,750 options	The vested and immediately exercisable portion of options to purchase an aggregate of 50,000 common shares at a purchase price of $0.49 and 50,000 common shares at a purchase price of $0.83 per share. The balance of these options vest at the rate of 12.5% per quarter beginning July 3, 2007.	0.3%
Albert Wahbe	5,075,000	4,600,000 warrants 18,750 options	The vested and immediately exercisable portion of warrants to purchase an aggregate of 2,300,000 common shares at a purchase price of $0.75 and 2,300,000 common shares at a purchase price of $0.90 and the vested and immediately exercisable portion of options to purchase an aggregate of 50,000 common shares at a purchase price of $0.49 and 50,000 common shares at a purchase price of $0.83 per share. The balance of these options vest at the rate of 12.5% per quarter beginning July 3, 2007.	20.3%
Lakefront Partners, LLC and James B. Wigdale, Jr. (1)	5,020,712	666,667 Warrants 18,750 options	The vested and immediately exercisable portion of warrants to purchase an aggregate of 333,334 at $0.75 and 333,333 at $0.90 and the vested and immediately exercisable portion of options to purchase an aggregate of 50,000 common shares at a purchase price of $0.49 and 50,000 common shares at a purchase price of $0.83 per share. The balance of these options vest at the rate of 12.5% per quarter beginning July 3, 2007.	13.1%
All Officers and Directors as a group (7 persons)	18,670,501	5,687,917		49.9%
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

7-B.

Related Party Transactions

During the years ended December 31, 2007 and 2006, the Company engaged in transactions in the normal course of operations with related parties.  These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

During the second quarter of 2007 Albert Wahbe was appointed Chief Executive Officer pursuant to a one year consulting agreement renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation will consist solely of the issuance of 300,000 common shares of Diversinet annually and up to an additional 200,000 common shares of Diversinet annually based on meeting targets to be established by Diversinet’s Board of Directors.  Mr. Wahbe is entitled to Cdn$4,000 per month in personal expenses.  During 2007 he received 375,000 common shares and Cdn$36,000 relating to this agreement.  As part of the June 2006 private placement, Mr. Wahbe acquired 4,600,000 units.  As of December 31, 2007, Albert Wahbe owns 5,075,000 common shares, 4,600,000 common share purchase warrants and 50,000 options, representing approximately 20.3% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants and options.

During January 2007, James Wigdale, Jr., one of our Directors, exercised 350,000 warrants (at $0.60 per share) into common shares.  Furthermore, an additional 750,000 held by Mr. Wigdale (at $2.00 and $2.05 per share) expired unexercised.  During the second quarter of 2007, Mr. Wigdale began performing services in a sales capacity.  During 2007 the Company paid Mr. Wigdale $52,500 and issued him 56,250 common shares relating to his consulting agreement.  Additionally, 25,000 common shares and 50,000 options were issued to Mr. Wigdale as Director compensation in 2007.  As part of the June 2006 private placement, Lakefront Partners, LLC, a company controlled by Mr. Wigdale, acquired 666,667 units.  As well, during the September 2005 private placement, Lakefront Partners, LLC acquired 725,000 common shares.  In 2004 we completed two financings in which Lakefront Partners, LLC and Mr. Wigdale participated.  As at December 31, 2007, Lakefront Partners, LLC owns 3,909,462 common shares and 666,667 common share purchase warrants, and Mr. Wigdale owns 1,111,250 common shares and 50,000 options, together representing approximately 13.1% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants and options.

As part of the August 2007 private placement, BCNEPA acquired 6,756,757 common shares.  In October 2007, BCNEPA received 100,000 common shares in regards to compensation for William Reed’s participation on the Diversinet Board of Directors.  As at December 31, 2007, BCNEPA owns 6,756,757 common shares representing approximately 15.9% of the issued and outstanding common shares of the Company.

7-C.

Interests of Experts and Counsel

Not Applicable.

ITEM 8

FINANCIAL INFORMATION

8-A.

Consolidated Statements and Other Financial Information

The financial statements are included in this Registration Statement, Form 20-F under Item 17.

Legal proceedings

Our Company has been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.  During fiscal 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged that the Company breached a dealer agreement entered into in 1995 by the Company’s former printing business and is seeking damages of $1,533,950 and damages of $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs.  During October 2007, the parties entered into a settlement and release whereby the Company agreed to pay the plaintiff $625,000 as full and complete settlement in the matter, including a court order dismissing the case.

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

ITEM 9

THE OFFER AND LISTING

9-A.  Offer and Listing Details

The following table lists the high, low and closing prices on the OTC Bulletin Board (from April 30, 2003) and NASDAQ (prior to April 30, 2003) of our common shares for the last five fiscal years ended December 31:

OTC Bulletin Board and NASDAQ Trading Activity
Year ended December 31,	High	Low	Closing	Trading Volume (000)
2007	$1.54	$0.45	$0.47	11,819
2006	$1.00	$0.31	$0.93	9,140
2005	$0.92	$0.27	$0.38	11,819
2004	$2.53	$0.34	$0.88	8,551
2003	$6.30	$0.48	$2.09	10,605

The following table lists the high, low and closing prices on the OTC Bulletin Board of our common shares for the last eight fiscal quarters:

OTC Bulletin Board Trading Activity
Quarter Ended	High	Low	Closing	Trading Volume (000)
December 31, 2007	$0.89	$0.45	$0.47	1,326
September 30, 2007	$0.87	$0.48	$0.80	2,376
June 30, 2007	$1.02	$0.70	$0.83	2,088
March 31, 2007	$1.54	$0.66	$0.85	6,029
December 31, 2006	$1.00	$0.48	$0.93	2,940
September 30, 2006	$0.75	$0.41	$0.47	1,426
June 30, 2006	$0.75	$0.48	$0.58	1,533
March 31, 2006	$0.86	$0.31	$0.66	3,241

The following table lists the high, low and closing prices on the OTC Bulletin Board of our common shares for the last six months:

OTC Bulletin Board Trading Activity
Month Ended	High	Low	Closing	Trading Volume (000)
January 2008	$0.60	$0.40	$0.42	457
December 2007	$0.70	$0.45	$0.47	523
November 2007	$0.80	$0.52	$0.58	237
October 2007	$0.89	$0.65	$0.67	567
September 2007	$0.83	$0.68	$0.80	444
August 2007	$0.87	$0.48	$0.80	1,525

Our common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services Inc. located in Toronto, Ontario, Canada, the registrar and transfer agent for our common shares.

On February 13, 2008, the shareholders’ list for our common shares showed 193 registered shareholders and 43,167,783 shares outstanding.  Of the 193 registered shareholders, 135 list U.S. addresses, showing ownership of an aggregate of 27,405,707 shares, representing 63% of our outstanding common shares.

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

9-D.  Selling Shareholders

Not Applicable.

9-E.  Dilution

Not Applicable.

9-F.  Expenses of the Issue

Not Applicable.

ITEM 10.  ADDITIONAL INFORMATION

10-A.

Share Capital

General

Our authorized share capital consists of an unlimited number of common shares, no par value.  As of December 31, 2007, we had 43,167,783 common shares issued and outstanding.  We have no authorized preferred shares.

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

Warrants

We have outstanding warrants as at December 31, 2007 exercisable for up to an aggregate of 8,585,868 of our common shares at exercise prices ranging from $0.40 per share to $2.00 per share.

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

10-C.

Material Contracts

In August 2007 we completed a private placement of 6,756,757 Diversinet common shares at $0.74 per share, for gross proceeds of $5,000,000 to Hospital Service Association of Northeastern Pennsylvania, d/b/a Blue Cross of Northeastern Pennsylvania.  William Reed, executive vice president of BCNEPA has joined the Diversinet board of directors.

In connection with the transaction, Diversinet has granted BCNEPA the right to sell its shares back to Diversinet for a period of 3 years in certain limited circumstances, including a “change of control” of Diversinet (as defined in the relevant share purchase agreement) and a termination of the Revenue Sharing Agreement by Diversinet.  BCNEPA has also been granted certain rights to participate in future offerings and a right to designate one individual to be nominated for election to the board of directors.  BCNEPA, Albert Wahbe, Jay Wigdale and Lakefront Partners, LLC (“Lakefront”, a company controlled by Mr. Wigdale) have entered into a shareholders agreement in connection with the transaction pursuant to which Albert Wahbe and Jay Wigdale/Lakefront have agreed for a period of three years to vote their shares in favour of the election to the board of directors of Diversinet of a nominee of BCNEPA.

In August 2007 we also signed a License and Revenue Share Agreement with AllOne Health Group, Inc., (“AllOne”) a wholly owned subsidiary of BCNEPA, to cross license certain software and share revenues from the sales of the combined software.  Under the three year agreement, Diversinet will receive $2 million annually as a minimum commitment from AllOne.  The agreement also contains commercial terms including software escrow, indemnification, support, and termination on change of control or material breach of the agreement.  We will be initially focusing on potential sales from the Blue Cross Blue Shield Association licensees exclusively with AllOne and other customers in the mobile personal health record market in the United States.

During the second quarter of 2007, Albert Wahbe, the Company’s Chairman, was appointed Chief Executive Officer pursuant to a one year consulting agreement renewable for a further one year period at the discretion of the Board.  Mr. Wahbe’s compensation will consist of the issuance of up to 500,000 common shares, 200,000 of which are subject to the achievement of certain target conditions to be established by the Board.  Mr. Wahbe brings seasoned leadership to Diversinet after a distinguished career as a senior executive at both Scotiabank and IBM.

In May 2007 we entered into a three year license and value added reseller (“VAR”) agreement with Intersections Inc. (“Intersections”) for our MobiSecure Wallet and MobiSecure Vault mobile secure access solutions.  Intersections is a leading provider of identity theft protection and credit management solutions for consumers.  MobiSecure Wallet and MobiSecure Vault will provide Intersections with a mobile security platform to offer its users secure and immediate access to a host of personal, financial, and insurance identity information, as well as other critical privileged data, thereby extending its current core offering and creating a host of new services that build closer, more personal and ‘sticky’ relationships with their more than five million users.

Under the Intersections arrangement, the Company has received cash payments totalling $839,000, which includes $675,000 relating to the license and VAR agreement for the first year and $164,000 for various statements of work.  Intersections intends to use the MobiSecure Wallet and MobiSecure Vault solution and re-brand it for a variety of new service and product offerings.  These will be available directly through Intersections’ Identity Guard® brand and through selected partners, opening up significant new distribution channels for Diversinet.  This agreement provides for additional license fees in years two and three of the agreement based on user deployment.  The agreement is cancellable by Intersections with 180 days notice.

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

This summary is based upon the provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act” or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date hereof and the current administrative practices of the Canada Revenue Agency.  This summary does not take into account provincial income tax consequences.

This summary is not exhaustive of all possible income tax consequences.  It is not intended as legal or tax advice to any particular holder of common shares and should not be so construed.  Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Dividends

In the case of any dividends paid to non-resident shareholders, we withhold the Canadian tax and remit only the net amount to the shareholder.  The rate of withholding tax is generally 25% but by virtue of Article X of the Tax Convention, the rate of tax on dividends paid to persons who are residents only of the United States for purposes of the Tax Convention is generally limited to 15% of the gross amount of the dividend (or 5% in the case of certain corporate shareholders owning at least 10% of our voting shares).

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

Distributions on Our Common Shares

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions (see more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed our current or accumulated earnings and profits under U.S. tax laws, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.  Preferential tax rates for long-term capital gains are applicable to an U.S. Holder, which is an individual, estate or trust.  There are currently no preferential tax rates for capital gains for an U.S. Holder, which is a corporation.  Dividends paid in Canadian dollars will be included in income in an U.S. dollar amount based on the exchange rate at the time of their receipt.  U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Canadian dollars received as a dividend which are converted into U.S. dollars on a date subsequent to receipt.

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

Disposition of Our Common Shares

A U.S. Holder will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the our common shares.  Any gain recognized on the sale or other disposition of common shares will generally be U.S. source income.  Any loss recognized on the sale or other disposition of common shares will generally be U.S. source.  However, such loss will be foreign source to the extent certain dividends were received by the U.S. Holder within the 24-month period proceeding the date on which the loss was recognized.  This gain or loss will be capital gain or loss if the common shares are capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders who are individuals, a capital loss is deductible only to the extent of capital gains, plus ordinary income of up to U.S. $3,000; any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Internal Revenue Code), any unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.  However, the amount that can be carried back is limited to an amount that does not cause or increase a net operating loss in the carry back year.  If the amount realized on a sale or exchange is not denominated in U.S. dollars, the amount realized will be equal to the U.S. dollar value thereof, determined at the spot rate on the date of the sale or exchange.

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

We file annual reports and other information with the SEC.  You may read and copy any of these documents at the SEC’s Public Reference Room at Judiciary Plaza, 450 Fifth Street NW, Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.  The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov.  We also file annual reports and other information in Canada on The System for Electronic Document Analysis and Retrieval (SEDAR).  The address of that site is www.sedar.com.

10-I.

Subsidiary Information

Our consolidated financial statements include the accounts of Atria Limited, a 50% owned inactive joint venture that operated in Hong Kong and its wholly-owned inactive subsidiaries, Diversinet Corporation of America, a Delaware corporation, Diversinet Inc., an Ontario corporation, Diversinet (Israel) Ltd., an Israeli corporation and The Instant Publisher Ltd., a Barbados corporation, DSS Software Technologies, a California corporation and Caradas, Inc., a Delaware corporation.  For the fiscal year ended December 31, 2007, 2006 and 2005 our consolidated financial statements will also include the accounts of DSS Software Technologies, the wholly owned subsidiary we acquired in January 2003, as ‘discontinued operations’.  For the fiscal year ended December 31, 2007, 2006 and 2005 our consolidated financial statements will also include Caradas, Inc., the wholly owned subsidiary we acquired in September 2003.

ITEM 11.  Quantitative and Qualitative Disclosure about Market Risk

We believe that inflation has not had a material impact on our results of operations for each of our fiscal years in the three-year period ended December 31, 2007.  However, there can be no assurance that future inflation would not have an adverse impact on our operating results and financial condition.  We have limited market risk exposure since we do not have any outstanding variable rate debt or derivative financial and commodity instruments as of December 31, 2007.

Since we currently earn revenues and incur expenses in United States dollars and Canadian dollars, exchange rates for these and other local currencies in countries where we may operate in the future may fluctuate in relation to the United States dollar and such fluctuations may have an adverse effect on our earnings or assets when Canadian or local currencies are exchanged for United States dollars.  We have not entered into forward foreign exchange contracts.  Losses and gains resulting from the translation of revenue and expenses denominated in foreign currencies into United States dollars have been included in our results of operations.  For the year ended December 31, 2007, we had a foreign exchange loss of $71,000 compared to a foreign exchange loss of $18,000 for the year ended December 31, 2006 and $11,000 for the year ended December 31, 2005.

ITEM 12.  Description of Securities Other than Equity Securities

Not Applicable.

PART II

ITEM 13.  Defaults, Dividend Arrearages and Delinquencies

None

ITEM 14.  Material Modifications to the Rights to Security Holders and Use of Proceeds

None

ITEM 15.  Controls and Procedures

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2007, the latest completed fiscal year.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(a)

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(b)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(c)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.  In making this assessment, we used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management believes that, as of December 31, 2007, the Company’s internal control over financial reporting was effective.

This annual report on form 20F does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16A.  Audit Committee Financial Expert

Messrs. Chiruvolu, Milavsky and Tardif, all of whom are non-management directors currently comprise the Audit Committee.  Mr. Milavsky is Chairman of the Audit Committee.

Mr. Milavsky has twenty years of corporate finance experience and is currently Senior Managing Director of Canterbury Park Capital.  Prior to Canterbury, he was Associate Director of Corporate Finance with CIBC Limited, Investment Banker with James D. Wolfensohn Incorporated, Senior Vice President and Director with Rothschild Canada, Chief Executive of Rothschild Quantico Capital, Managing Director and Group Head of Scotiabank Private Equity Investments.  The Board has determined that Mr. Milavsky of the Audit Committee meets the requirements of an “audit committee financial expert”, as defined in Item 16A of Form 20-F.

ITEM 16B.  Code of Ethics

As part of its stewardship responsibilities, the Board of Directors has approved a formal “Code of Business Conduct and Ethics” that govern the behavior of our directors, officers and employees.  Furthermore, the Board of Directors has approved a formal “Whistle Blower Policy” to compliment the procedures already existing in the Code of Conduct and Ethics.  The Board monitors compliance with these standards and is responsible for the granting of any waivers from these standards to directors or officers.  Disclosure will be made by us of any waiver from these standards granted to our directors or officers in our quarterly report that immediately follows the grant of such waiver.  No waiver has been granted to date.

ITEM 16 C.  Principal Accountant Fees and Services

KPMG LLP served as our auditors for the fiscal years ended December 31, 2007, December 31, 2006, December 31, 2005, December 31, 2004, December 31, 2003 and October 31, 2002.  The only fees paid to KPMG LLP were Audit Fees.

Audit Fees

KPMG LLP billed us $203,000 in fiscal 2007 ($169,000 in fiscal 2006) for professional services rendered for the audit of the Annual Consolidated Financial Statements and services that are normally provided in connection with statutory and regulatory filings.

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

ITEM 16 D.  Exemptions from the Listing Standards for Audit Committees

None

ITEM 16 E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17.  Financial Statements

Our financial statements have been prepared in accordance with Canadian GAAP.  These principles conform in all material respects with U.S. GAAP except as described in Note 13 to our 2007 consolidated financial statements.

Reference is made to our consolidated financial statements and related footnotes attached as an exhibit to this Report.

ITEM 18.  Financial Statements

We have elected to provide financial statements pursuant to Item 17.

ITEM 19.  Exhibits

Financial Statements:

•

KPMG LLP Auditors’ Report dated February 22, 2008

•

Consolidated Balance Sheets as at December 31, 2007 and December 31, 2006.

•

Consolidated Statements of Earnings and Deficit for the years ended December 31, 2007, 2006 and 2005.

•

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005.

•

Notes to Consolidated Financial Statements.

Exhibits:

1.1	Certificate of Incorporation (1)
8	List of Subsidiaries
11.1	Code of Business Conduct and Ethics. (1)
12.1	Certification of the Chief Executive Officer Pursuant to Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer Pursuant to Sarbanes-Oxley Act of 2002.
13.1	Certification of Periodic Financial Report Pursuant to Sarbanes-Oxley Act of 2002, U.S.C. Section 1350.
13.2	Certification of Periodic Financial Report Pursuant to Sarbanes-Oxley Act of 2002, U.S.C. Section 1350.
23.1	Consent of KPMG LLP.

(1)

Previously filed as an exhibit to the Company’s annual report on Form 20-F for the year ended December 31, 2006, and incorporated by reference herein.

#

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, there unto duly authorized.

DIVERSINET CORP.

By:

/s/ ALBERT WAHBE

Albert Wahbe

Chief Executive Officer

Dated: Dated: February 25, 2008

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

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, Licensed Public Accountants, on behalf of the shareholders, in accordance with generally accepted auditing standards.  Their report outlines the scope of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Albert Wahbe	/s/ David Hackett
Albert Wahbe, Chief Executive Officer February 22, 2008	David Hackett, Chief Financial Officer

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Diversinet Corp. as at December 31, 2007 and 2006 and the consolidated statements of earnings comprehensive income (loss) and deficit and cash flows for each of the years in the three year period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 14 to the consolidated financial statements.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

February 22, 2008

#

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

As at December 31	2007	2006
Assets
Current assets:
Cash and cash equivalents	$ 8,394,286	$ 5,146,315
Accounts receivable (note 3)	122,687	154,109
Prepaid expenses	63,105	141,081
Total current assets	8,580,078	5,441,505

Capital assets, net (note 4)	379,993	388,723
Total assets	$ 8,960,071	$ 5,830,228

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$ 249,502	$ 172,291
Accrued liabilities (note 5)	731,461	633,661
Deferred revenue	130,961	938,550
Total current liabilities	1,111,924	1,744,502

Shareholders’ equity:
Share capital (note 6):
Authorized:
Unlimited common shares
Issued and outstanding:
43,167,783 (33,413,005 – 2006)
common shares	65,370,707	58,414,036
Contributed surplus	5,621,383	3,646,283
Share purchase warrants (note 6)	1,555,453	3,291,832
Deficit	(63,178,675)	(59,745,704)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	7,848,147	4,085,726

Commitments and contingencies (note 10)

Total liabilities and shareholders’ equity	$ 8,960,071	$ 5,830,228

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Albert Wahbe

/s/ Greg Milavsky

Albert Wahbe, Chairman

Greg Milavsky, Director

#

DIVERSINET CORP.

Consolidated Statements of Earnings, Comprehensive Income (Loss) and Deficit

(In United States dollars)

Year ended December 31	2007	2006	2005
Revenue	$ 4,536,983	$ 1,666,965	$ 1,101,104
Cost of sales	239,878	1,041,096	562,987
Gross margin	4,297,105	625,869	538,117

Expenses:
Research and development	2,265,755	831,925	1,241,599
Sales and marketing	1,780,991	700,870	1,289,940
General and administrative	3,738,545	2,484,556	2,301,032
Depreciation and amortization	119,647	159,048	539,770
Goodwill impairment charge (note 1d)	-	-	1,894,690
Customer asset impairment charge	-	-	330,768
	7,904,938	4,176,399	7,597,799

Loss before the following	(3,607,833)	(3,550,530)	(7,059,682)

Foreign exchange loss	71,106	18,291	10,586
Interest income and other income	(245,968)	(118,104)	(31,632)

Loss from continuing operations	(3,432,971)	(3,450,717)	(7,038,636)
Loss from discontinued operations (note 2)	-	-	(70,860)

Loss for the year and comprehensive loss	(3,432,971)	(3,450,717)	(7,109,496)

Deficit, beginning of year	(59,745,704)	(56,294,987)	(49,185,491)
Deficit, end of year	$(63,178,675)	$(59,745,704)	$(56,294,987)

Basic and diluted loss per share from continuing operations	$ (0.09)	$ (0.12)	$ (0.34)
Basic and diluted loss per share (note 7)	$ (0.09)	$ (0.12)	$ (0.35)

Weighted average number of common shares	36,872,086	28,740,174	20,578,427

See accompanying notes to consolidated financial statements.

#

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

For the year ended December 31	2007	2006	2005

Cash provided by (used in):

Operating activities:
Loss for the year from continuing operations	$ (3,432,971)	$ (3,450,717)	$ (7,038,636)
Items not involving cash:
Depreciation and amortization	119,647	159,048	539,770
Goodwill impairment charge (note 1d)	–	–	1,894,690
Customer asset impairment charge	–	–	330,768
Stock-based compensation expense	1,542,743	906,444	986,257
	(1,770,581)	(2,385,225)	(3,287,151)
Change in non-cash operating working capital:
Accounts receivable	31,422	(86,804)	258,634
Prepaid expenses	77,976	(23,836)	70,408
Accounts payable	77,211	19,191	6,016
Accrued liabilities	190,900	406,982	(252,102)
Deferred revenue	(807,589)	859,550	(86,343)
Cash used in continuing operations	(2,200,661)	(1,210,142)	(3,290,538)
Cash provided by discontinued operations	–	–	(92,042)
Cash used in operations	(2,200,661)	(1,210,142)	(3,382,580)

Financing activities:
Issue of common shares, common share
purchase options and warrants for cash	5,559,548	5,075,656	1,842,183
Notes payable	–	–	(4,611)
Proceeds from sale of discontinued operations	–	–	250,000
Cash provided by financing activities	5,559,548	5,075,656	2,087,572

Investing activities:
Proceeds of disposition of short-term investments	–	–	2,000,000
Capital assets additions	(110,917)	(74,761)	(72,928)
Cash provided by (used in) investing activities	(110,917)	(74,761)	1,927,072

Increase in cash and cash equivalents	3,247,970	3,790,753	632,064

Cash and cash equivalents, beginning of year	5,146,315	1,355,562	723,498

Cash and cash equivalents, end of year	$ 8,394,286	$ 5,146,315	$ 1,355,562

Supplemental cash flow information:
Interest received	245,968	118,104	31,632

Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees	516,409	84,543	–
Issuance of shares for public relations services	61,545	–	–

Cash and cash equivalents is comprised of :
Cash	857,609	674,421	235,391
Cash equivalents	7,536,677	4,471,894	1,120,171
	$ 8,394,286	$ 5,146,315	1,355,562

See accompanying notes to consolidated financial statements.

#

DIVERSINET CORP.

Notes to Consolidated Financial Statements

(In United States dollars)

Years ended December 31, 2007, 2006, and 2005

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

(b)

Adoption of new accounting standards:

In 2005, The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”), Handbook Section 1530, Comprehensive Income (“Section 1530”), Handbook Section 3251, Equity (“Section 3251”), and Handbook Section 3865, Hedges (“Section 3865”).  The new standards are effective for the Company’s interim and annual financial statement commencing January 1, 2007.  Section 1530 establishes standard for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.  The adoption of these new standards had no impact on opening deficit as of January 1, 2007.

Under Section 3855, financial instruments must be classified in one of these five categories:  i) held-for-trading; ii) loans and receivables; iii) held-to-maturity; iv) available for sale; or v) other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; and available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of the new standards, the Company has designated its cash and cash equivalents as held-for-trading which are measured at fair value with changes recorded in the consolidated statement of earnings and deficit as interest income.  Accounts receivable are classified as loans and receivables, which are measured at amortized cost and consistent to the Company’s accounting policy prior to the adoption of section 3855. Accounts payable and accrued liabilities have been classified as other financial liabilities, which are accounted for at amortized cost using the effective interest method.   Given the current nature of the Company’s accounts receivable and payable balances, the impact of discounting using the effective interest rate method would not result in significantly different amounts then carrying value.  The Company had no held-to-maturity or available for sale financial assets during the year ended December 31, 2007.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability’s carrying value at inception.

The Company reviewed significant contracts in effect on January 1, 2007 and during the year ended December 31, 2007 and determined that there are no significant embedded derivatives or non-financial derivatives that require separate fair value recognition on the consolidated balance sheet on the transition date of January 1, 2007 or at December 31, 2007.

Disclosure of comprehensive income/(loss) was added to the Company’s consolidated financial statements.  The Company had no other comprehensive income/(loss) transactions during the year ended December 31, 2007.  For all periods presented, there is no difference between the Company’s comprehensive income/(loss) and loss for the year.  The adoption of these standards had no impact on the Company’s loss for the year ended December 31, 2007.  Accumulated other comprehensive income forms part of shareholders’ equity.

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments - Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards will become effective for the Company beginning January 1, 2008. The Company is currently assessing the impact of these two new standards on its consolidated financial statements.

(c)

Recently Issued Pronouncements:

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which provides standards for disclosures regarding a company's capital and how it is managed.  Enhanced disclosure with respect to the objectives, policies and processes for managing capital and quantitative disclosures about what a company regards as capital is required.  These recommendations are effective for fiscal years beginning on or after October 1, 2007 and, therefore, the Company will be required to implement these standards on January 1, 2008.  The Company is evaluating the impact of this standard on its consolidated financial statements.

(d)

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

The changes in the carrying amount of goodwill for the years ended December 31, 2007, 2006 and 2005 are as follows:

Balance December 31, 2004	2,286,932
Goodwill impairment charges during 2005	(2,286,932)
Balance December 31, 2005, 2006 and 2007	$ –

(e)

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

(f)

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

The Company enters into software license agreements that provide for future license payments to be made based on the number of users.  Customers who exceed their licensed fixed level of users are required to pay additional license fees.  Revenue associated with additional users is recognized when the amount becomes determinable, and when the requirements of revenue recognition as set out above have been met.

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

(g)

Cash and cash equivalents:

Cash and cash equivalents include cash on account and short-term investments in money market instruments with original maturities of 90 days or less when acquired.

(h)

Investment tax credits:

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized.  Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the consolidated statements of earnings and deficit as a reduction of related expenses in the year the refund is received.  In 2007, the Company reduced research and development expenses by $87,000 (2006 - $288,000, 2005 - $nil) for refunds received during the year in relation to the prior year’s scientific research and development claims.  Assistance related to the acquisition of capital assets used for research and development is credited against the related capital assets.

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

(q)

Measurement uncertainty:

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the year.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts income tax valuation allowance, stock based compensation, the useful lives of depreciable assets and the recoverability of fixed assets.  Actual results could differ from those estimates.

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

For the year ended December 31:	2007	2006	2005
Income Statement	$	$	$
Revenue	–	–	453,361
Expenses	–	–	820,772
Income (loss) from discontinued operations	–	–	(367,411)
Gain on disposition of discontinued operations	–	–	296,551
Loss from discontinued operations	–	–	(70,860)
Loss per share from discontinued operations	–	–	0.00

Expenses in the loss on disposition of discontinued operations includes the elimination of the related goodwill of $nil (2006 - $nil, 2005 - $392,242).

2.

Accounts receivables and allowance for doubtful accounts:

	2007	2006
Accounts receivable:
Amount billed	$ 122,687	$ 174,109
Unbilled	–	–
Allowance for doubtful accounts	–	(20,000)
	$ 122,687	$ 154,109

Unbilled receivables represent the recognized sales value of customer contracts that had not been billed and were not billable to the customers at the balance sheet date.  The balances will be billed upon the fulfillment of certain conditions agreed between the parties.  The Company recognizes an allowance for doubtful accounts.  The allowance is assessed based on a variety of factors, including the length of time receivables are past due, circumstances relating to the customer, and historical experience.

3.

Capital assets:

December 31, 2007	Cost	Accumulated depreciation and amortization	Net book value
Computer hardware	$ 1,276,022	$ 1,089,351	$ 186,671
Computer software	535,107	470,611	64,496
Furniture and fixtures	321,301	220,992	100,309
Leasehold improvements	36,060	7,543	28,517
	$ 2,168,490	$ 1,788,497	$ 379,993

December 31, 2006	Cost	Accumulated depreciation and amortization	Net book value
Computer hardware	$ 1,236,368	$ 1,017,847	$ 218,521
Computer software	513,518	447,595	65,923
Furniture and fixtures	280,867	200,971	79,896
Leasehold improvements	26,821	2,438	24,383
	$ 2,057,574	$ 1,668,851	$ 388,723

Depreciation expense for the year ended December 31, 2007 amounted to $119,647 (2006 - $159,048).

4.

Accrued liabilities:

	2007	2006
Compensation	$ 522,029	$ 252,928
Professional fees	131,658	121.194
Litigation provision	–	214,537
Miscellaneous	77,774	45,002
	$ 731,461	$ 633,661

5.

Share capital, warrants and common share purchase options:

There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, compensation options and warrants:

	Compensation options and warrants		Common shares
	Number	Amount	Number	Amount
Balance December 31, 2004	2,568,404	$ 2,830,929	19,157,941	$ 52,445,135
Private Placement (c)	71,250	25,066	5,000,000	1,800,117
Acquisition of Caradas (b)	(100,000)	(335,300)	–	–
Professional services (d)	375,000	72,353	–	–
Warrants cancelled and expired (e)	(701,404)	(92,071)	–	–
Board compensation (i)	–	–	130,000	85,400
Stock options exercised (a)	–	–	28,750	17,000
Balance December 31, 2005	2,213,250	$ 2,500,977	24,316,691	$ 54,347,652
Private Placement (f)	6,680,001	1,139,741	6,680,001	2,848,259
Private Placement (g)	1,634,617	266,616	1,634,617	722,670
Professional services (h)	113,179	25,254	95,179	61,457
Board compensation (i)	–	–	300,000	186,000
Warrants cancelled and expired (e)	(597,000)	(640,756)	–	–
Employee bonus (j)	–	–	159,642	84,543
Stock options and warrants exercised (a)	–	–	226,875	163,455
Balance December 31, 2006	10,044,047	$ 3,291,832	33,413,005	$ 58,414,036
Private Placement (k)	–	–	6,756,757	4,965,253
Professional services (l)	80,000	16,432	511,250	368,358
Board compensation (i)	–	–	375,000	280,750
Warrants cancelled and expired (e)	(1,588,179)	(1,455,207)	–	–
Employee bonus (j)	–	–	846,708	516,409
Stock options and warrants exercised (a) (b)	(650,000)	(307,140)	1,265,063	825,901
Balance December 31, 2007	8,585,868	$ 1,555,453	43,167,783	$ 65,370,707

Shares issued for other than cash consideration are valued at their market price at the date of agreement for issuance.

(a)

During 2005, 2006, and 2007 the Company granted options to certain employees, officers and directors under a share option plan (note 11), enabling them to purchase common shares of the Company.

(b)

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

(c)

On September 26, 2005, the Company completed a private placement of 5,000,000 common shares and 71,250 common share purchase warrants for gross proceeds of $2,000,000.  Each warrant entitles the holder thereof to acquire one common share at a price of $0.40 per common share for a period of up to three years starting September 26, 2005.

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

(ii)

On March 15, 2005, the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that was exercisable from November 20, 2005 to March 20, 2006 to purchase up to 30,000 of our common shares at $0.80 per share. These warrants expired unexercised.

(iii)

On July 21, 2005, the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that was exercisable from April 20, 2006 to July 20, 2006 to purchase up to 15,000 of our common shares at $0.62 per share. These warrants expired unexercised.

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

(vi)

On September 15, 2005, the Company entered into an agreement for professional services of a technical consultant.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that was exercisable from May 15, 2006 to September 15, 2006 to purchase up to 25,000 of our common shares at $0.40 per share.  These warrants expired unexercised.

(vii)

On July 30, 2005 the Company entered into an agreement for professional services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that was exercisable from July 30, 2005 to July 30, 2006 to purchase up to 100,000 of our common shares at $0.63 per share.  These warrants expired unexercised.

(a)

Amount related to warrants expiring during the period unexercised.  The value of warrants that have vested prior to the cancellation or expiration date has been reclassified to contributed surplus.

(b)

On June 30, 2006, the Company completed a private placement of 6,680,001 units, at $0.60 per unit, for gross proceeds of $4,008,000.  Each unit is comprised of one common share, one-half common share purchase warrant at $0.75 and one-half common share purchase warrant at $0.90.  Each whole warrant will be exercisable to purchase one common share and will expire on June 30, 2008.  The Company allocated $1,139,741 of the net proceeds to the warrants and $2,868,000 less costs of 19,741 to share capital based on their estimated relative fair value.

(c)

On July 26, 2006, the Company completed a private placement of 1,538,463 units, at $0.65 per unit, for gross proceeds of $1,000,000 and issued 96,154 units for consulting services related to the private placement.  Each unit is comprised of one common share and one common share purchase warrant.  The warrant will be exercisable to purchase one common share for each whole warrant at a price of $1.00 and will expire on July 26, 2008.  The Company allocated $266,616 of the net proceeds to the warrants and $754,000, less costs of $31,330, to share capital based on their estimated relative fair value.

(d)

Professional services:

The following chart summarizes the activity during the year ended December 31, 2006:

	Compensation options and warrants		Common shares
	Number	Amount	Number	Amount
Consulting services (i)	95,179	$ 20,873	95,179	$ 61,457
Consulting services (ii)	18,000	4,381	–	–
	113,179	$ 25,254	95,179	$ 61,457

(i)

On January 1, 2006, the Company entered into an agreement for public relations services.  In consideration for the services to be rendered in accordance with the agreement, a combination of common shares and common share purchase warrants were issued each quarter.  Of the common share purchase warrants issued, 30,000 are exercisable at $1.00 and vested on March 30, 2006, 25,000 are exercisable at $1.20 and vested on June 30, 2006, 21,429 are exercisable at $1.40 and vested on September 30, 2006 and the remaining 18,750 are exercisable at $1.60 and vested on December 31, 2006.  These common share purchase warrants expired on December 31, 2007.

(ii)

On September 6, 2006, the Company entered into an agreement for marketing consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant to purchase 25,000 common shares at $0.56 was issued with equal vesting on each of October 6, November 6 and December 6, 2006.  During 2006, 7,000 warrants were exercised.  These warrants expired on September 6, 2007.

(a)

On May 12, 2005, July 31, 2006, August 2, 2007 and October 3, 2007 the Company issued common shares to each non-management board member in lieu of cash compensation.

(b)

During 2006 and 2007 common shares were issued to employees in lieu of cash bonuses.

(c)

On August 31, 2007, the Company completed a private placement with Hospital Service Association of Northeastern Pennsylvania (“HSA”) of 6,756,757 common shares at $0.74 per common share, for gross proceeds of $5,000,000.  Cost of the transaction totaled approximately $35,000 and was netted against share capital as they were direct and incremental to the share offering.  Subsequent to the issuance of the shares, the Company filed the appropriate documents to register the shares with the SEC.  The related share agreement provides HSA with a number of put rights that would require the Company to repurchase all or a portion of its shares.  These rights include (i) change of control put right whereby HSA has the right, at its option, to require the Company to repurchase the shares at a price of $0.74 per share, if upon a change of control event, the consideration offered is less than $0.74 per share; (ii) termination by the Company of the Revenue Share Agreement between the Company and AllOne Health Group Inc.; (iii) issuance of any class of shares of the Company with rights or preferences superior to the common shares issued to the purchaser; and (iv) breach by the Company of any material covenants contained in the share purchase agreement..

(d)

Professional services:

The following chart summarizes the activity during the year ended December 31, 2007:

	Compensation options and warrants		Common shares
	Number	Amount	Number	Amount
Consulting services (i)	80,000	$ 16,432	80,000	$ 61,545
Consulting services (ii)	–	–	375,000	265,750
Consulting services (iii)	–	–	56,250	41,063
	80,000	$ 16,432	511,250	$ 368,358

(i)

On January 1, 2007, the Company entered into an agreement for public relations services.  In consideration for the services to be rendered in accordance with the agreement, a combination of common shares and common share purchase warrants were issued each quarter.  Of the common share purchase warrants issued, 15,000 are exercisable at $1.50 and vested on March 30, 2007, 18,000 are exercisable at $1.65 and vested on June 30, 2007, 22,000 are exercisable at $1.80 and vested on September 30, 2007 and the remaining 25,000 are exercisable at $2.00 and vested on December 31, 2007.  These common share purchase warrants expire on December 31, 2008.

(ii)

On April 2, 2007, Albert Wahbe entered into an agreement to serve as Chief Executive Officer until at least June 30, 2008.  Compensation under this agreement includes 25,000 common shares per month.  Share compensation for 2007 was $168,250 representing the issuance of 225,000 common shares.  Under the same agreement, Mr. Wahbe is entitled a bonus of up to an additional 200,000 common shares of the Company annually, based on meeting targets established by the Board of Directors.  In December 2007 Mr. Wahbe received a bonus of 150,000 common shares valued at $97,500.

(iii)

On April 15, 2007, James Wigdale entered into a consulting agreement to provide services in a sales capacity.  Compensation under this agreement is $15,000 per month as well as participating in sales commissions based on revenues.  In the first three months of his consulting agreement, in lieu of cash, Mr. Wigdale accepted 56,250 common shares.

1.

Basic and diluted loss per share:

Common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for all periods presented.  Anti-dilutive options amounted to 3,352,850 at December 31, 2007, 2,174,349 at December 31, 2006, and 2,409,873 at December 31, 2005.  Anti-dilutive warrants amounted to 8,585,868 at December 31, 2007, 10,044,047 at December 31, 2006, and 2,213,250 at December 31, 2005 respectively.

2.

Income taxes:

The tax effects of significant temporary differences representing future tax assets is as follows:

	2007	2006
Future tax assets:
Operating loss carryforwards	$6,883,838	$10,429,483
Capital loss carryforwards	656,505	747,058
Share issue costs	120,446	118,643
Research and development costs	3,546,844	3,382,463
Capital assets, accounting basis less than tax basis	6,008,434	5,886,872
	17,216,067	20,564,518
Valuation allowance	(17,216,067)	(20,564,518)
Net future tax assets	$ –	$ –

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

At December 31, 2007, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $19,562,000.  These losses expire in the following fiscal years:

2008	4,182,000
2009	475,000
2010	5,084,000
2014	3,128,000
2015	3,997,000
2026	1,901,000
2027	795,000
$ 19,562,000

The Company also has non-capital losses available for carryforward for United States income tax purposes amounting to $3,104,000, expiring between 2018 and 2027.

3.

Segmented information:

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at December 31, 2007, 100% (2006 - 100%, 2005 - 100%) of the capital assets were located in Canada.

A summary of sales to major customers that exceeded 10% of total sales and the approximate amount due from these customers during each of the years in the three-year period ended December 31, 2007 are as follows:

		Sales		Accounts Receivable
	2007	2006	2005	2007	2006
Customer 1	0%	56%	0%	–	–
Customer 2	19%	11%	0%	108,000	$50,000
Customer 3	0%	11%	18%	–	–
Customer 4	0%	0%	29%	–	–
Customer 5	0%	0%	38%	–	–
Customer 6	46%	0%	0%	–	–
Customer 7	22%	0%	0%	–	–

Revenue is attributable to geographic location based on the location of the customer during each of the years in the three-year period ended December 31, 2007 are as follows:

	2007	2006	2005
Sales:
United States	$ 4,157,869	$ 1,396,543	$ 801,700
Canada	65,412	33,872	99,680
Asia	129,702	203,550	199,724
Other	184,000	33,000	–
	$ 4,536,983	$ 1,666,965	$ 1,101,104

During each of the years in the three-year period ended December 31, 2007 revenue is attributable to products as follows:

	2007	2006	2005
Sales:
Consulting services	$ 1,579,248	$ 1,576,965	$ 1,101,104
Licensing	2,957,735	90,000	–
	$ 4,536,983	$ 1,666,965	$ 1,101,104

4.

Commitments and contingencies:

(a)

Litigation:

(i)

During fiscal 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged that the Company breached a dealer agreement entered into in 1995 by the Company’s former printing business and is seeking damages of $1,533,950 and damages of $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs.  During 2007, the parties entered into a settlement and release whereby the Company agreed to pay the plaintiff $625,000 as full and complete settlement in the matter, including a court order dismissing the case.

(ii)

In addition to the above, in the ordinary course of business, the Company and its subsidiaries have legal proceedings brought against them.

(b)

Lease commitments:

Total future minimum lease payments including operating costs are as follows:

2008	248,753
2009	238,880
2010	238,880
2011	238,880
2012	79,626
2013	–
$ 1,045,019

Rental expense was $209,569 for the year ended December 31, 2007 (2006 - $155,000, 2005 - $158,000).

5.

Share option plan:

The Company grants options to certain employees, officers, directors and consultants under a share option plan (the “Plan”), enabling them to purchase common shares of the Company.  The exercise price of an option under the Plan may not be less than the current market price of common shares on the day immediately proceeding the day the share option was granted.  The Plan provides that the number of common shares reserved for issuance under the Plan shall not exceed 4,557,187 common shares (being 5,615,661 options reserved for issuance less 1,058,474 exercised to date).  During 2005, the Company reduced the stock option vesting period from three years to two years (which has correspondingly shortened the expense amortization period) and also started to compensate Directors with stock grants or cash and option grants.  This has increased compensation expense.  As at December 31, 2007, the number of common shares reserved for future issues of stock options amounts to 1,204,337.

Assumptions used when valuing the options and warrants at their date of grant using the Black-Scholes option pricing model include: risk-free interest rate of 4% (2006 – 4%, 2005 – 3%), weighted average expected life of five years, expected dividend yield of 0% and average volatility of 117% (2006 – 150%, 2005 – 150%).

The following table summarizes information about stock options outstanding at December 31, 2007:

Options outstanding				Options vested
Range of exercise price	Number outstanding	Weighted average remaining contractual life – years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.40 – $0.75	1,168,901	2.48	$ 0.43	1,067,042	$ 0.42
$0.82 – $0.85	1,566,449	4.43	0.83	300,501	0.84
$0.90 – $2.45	617,500	3.01	1.60	356,292	1.81
	3,352,850	3.49	$ 0.83	1,723,835	$ 0.78

Changes for the employee stock option plan during the year ended December 31, 2007 were as follows:

	Year ended 2007		Year ended 2006
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	2,174,349	$ 0.83	2,409,873	$ 0.98
Options granted	2,001,952	0.84	740,661	0.43
Options exercised	(615,063)	0.43	(194,875)	0.40
Options cancelled	(208,388)	2.60	(781,310)	1.03
Options outstanding, end of year	3,352,850	0.83	2,174,349	0.83
Options exercisable, end of year	1,723,835	0.78	1,784,036	0.91
Weighted average fair value of options granted during the year		$ 0.69		$ 0.39

The following table summarizes information about warrants outstanding at December 31, 2007:

Warrants outstanding
Range of exercise price	Number outstanding	Weighted average remaining contractual life – years
$0.40	121,250	0.72
$0.62 - $0.75	3,394,998	0.50
$0.90 - $1.00	4,974,620	0.52
$1.50 - $2.00	95,000	1.05
	8,585,868	0.52

During the year ended December 31, 2007, the Company recorded stock-based compensation expense of $1,543,000 (2006 - $906,000; 2005 - $986,000) related to common shares, stock options and warrants granted to employees, officers, directors and consultants.

6.

Financial instruments and risk management:

The Company is exposed to the following risks related to financial assets and liabilities:

(a)

Currency risk:

The Company is subject to currency risk through its activities in Canada, United Kingdom, Europe and Asia.  Unfavourable changes in the exchange rate may affect the operating results of the Company.

The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk.  However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into forward exchange contracts to mitigate the associated risks.  The Company has not entered into such contracts at December 31, 2007 and 2006.

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

Valuation accounts and reserves:

Allowance for Doubtful Accounts	2007	2006	2005
Opening balance	$ 20,000	$ –	$ 218,500
Write offs	(20,000)	–	(218,500)
Additions	–	20,000	–
Closing balance	$ –	$ 20,000	$ –

Additions to the allowance to doubtful accounts are charged to the income statement through the bad debt expense as part of the general and administrative expenses.

7.

Related party transactions:

During the years ended December 31, 2007 and 2006, the Company engaged in transactions in the normal course of operations with related parties.  These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

During the second quarter of 2007 Albert Wahbe was appointed Chief Executive Officer pursuant to a one year consulting agreement renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation will consist solely of the issuance of 300,000 common shares of Diversinet annually and up to an additional 200,000 common shares of Diversinet annually based on meeting targets to be established by Diversinet’s Board of Directors.  Mr. Wahbe is entitled to Cdn$4,000 per month in personal expenses.  During 2007 he received 375,000 common shares and Cdn$36,000 relating to this agreement.  As part of the June 2006 private placement, Mr. Wahbe acquired 4,600,000 units.  As of December 31, 2007, Albert Wahbe owns 5,075,000 common shares, 4,600,000 common share purchase warrants and 50,000 options, representing approximately 20.3% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants and options.

During January 2007 and December 2007, James Wigdale, Jr., one of our Directors, exercised 350,000 warrants (at $0.60 per share) and 300,000 warrants (at $0.40 per share) respectively, into common shares.  Furthermore, an additional 750,000 held by Mr. Wigdale (at $2.00 and $2.05 per share) expired unexercised.  During the second quarter of 2007, Mr. Wigdale began performing services in a sales capacity.  During 2007 the Company paid Mr. Wigdale $52,500 and issued him 56,250 common shares relating to his consulting agreement.  Additionally, 25,000 common shares and 50,000 options were issued to Mr. Wigdale as Director compensation in 2007.  As part of the June 2006 private placement, Lakefront Partners, LLC, a company controlled by Mr. Wigdale, acquired 666,667 units.  As well, during the September 2005 private placement, Lakefront Partners, LLC acquired 725,000 common shares.  In 2004 we completed two financings in which Lakefront Partners, LLC and Mr. Wigdale participated.  As at December 31, 2007, Lakefront Partners, LLC owns 3,909,462 common shares and 666,667 common share purchase warrants, and Mr. Wigdale owns 1,111,250 common shares and 50,000 options, together representing approximately 13.1% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants and options.

As part of the August 2007 private placement, BCNEPA acquired 6,756,757 common shares.  In October 2007, BCNEPA received 100,000 common shares in regards to compensation for William Reed’s participation on the Diversinet Board of Directors.  As at December 31, 2007, BCNEPA owns 6,756,757 common shares representing approximately 15.9% of the issued and outstanding common shares of the Company.

8.

Reconciliation of Canadian and United States generally accepted accounting principles (“GAAP”):

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  Material differences between Canadian and United States generally accepted accounting principles are described below.

	2007	2006	2005
Share capital:
Canadian GAAP	$65,370,707	$58,414,036	$54,347,652
Elimination of reduction of share capital (a)	30,089,054	30,089,054	30,089,054
Reclassification of shares as redeemable preferred stock (b)	(4,965,253)	–	–
U.S. GAAP	$90,494,508	$88,503,090	$84,436,706
Deficit and comprehensive loss:
Canadian GAAP	$(63,178,675)	$(59,745,704)	$(56,294,987)
Elimination of reduction of share capital (a)	(30,089,054)	(30,089,054)	(30,089,054)
Compensation expense (c)	(991,696)	(991,696)	(991,696)
Compensation expense (c)	1,016,799	1,016,799	1,016,799
U.S. GAAP	$(93,242,626)	$(89,809,655)	$(86,358,938)
Consolidated statements of loss:
Loss under Canadian GAAP	$(3,432,971)	$(3,450,717)	$(7,109,496)
Compensation expense (c)	–	–	439,250
Loss under U.S. GAAP	$(3,432,971)	$(3,450,717)	$(6,670,246)
Basic and diluted loss per share under U.S. GAAP	$(0.09)	$(0.12)	$(0.32)
Comprehensive loss under U.S. GAAP	$(3,432,971)	$(3,450,717)	$(6,670,246)

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

(b)

Reclassification of shares:

The August 31, 2007 private placement of 6,756,757 common shares at $0.74 per common share for gross proceeds of $5,000,000 included a change of control put right whereby the holder has the right, at its option to require the Company to repurchase the shares at a price of $0.74 per share, if upon a change of control event, the consideration offered is less than $0.74 per share.  SEC Regulation 210.5-02 requires the Company to classify the shares as redeemable preferred stock (or temporary equity) as the shares are redeemable at the option of the holder and the conditions for redemption are not solely within the control of the Company. As at December 31, 2007 the redemption value of the shares is equal to the fair value as the maximum price the company would have to pay to the holder to redeem the shares is $0.74 per share.

(c)

Compensation expense:

Effective January 1, 2006, the Company is required to apply the provisions of FASB Statement No. 123R (“SFAS 123R”), which requires all share based payments to be recognized in the financial statements based on their fair values using either a modified – prospective or modified – retrospective transition method.  The company has adopted this standard using the modified - prospective method and, therefore recognizes share-based compensation for any new share-based awards and awards modified, repurchased or cancelled after the required effective date, January 1, 2006.  Under SFAS 123R, the company is required to determine the grant date fair value of the stock-based awards grated to employees. The company is continuing to use the Black-Scholes option pricing model to value these options.  The related grant date fair value is subsequently recognized as stock-based compensation expense over the requisite service period.  As a result, stock-based compensation expense recognized under U.S. GAAP after December 31, 2005 equals the amount recognized under Canadian GAAP when the fair value method has been applied since 2003.  Previously, the Company adjusted compensation cost for actual forfeitures at the time forfeitures occurred. SFAS 123R requires the company to estimate forfeitures as part of the initial measure of the grant date fair value of the award.  The cumulative effect of the change in accounting policy for the adjustment related to the forfeitures for the prior periods is not material at January 1, 2006.

(d)

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