Form 20-F
period 2008-12-31
DIVERSINET CORP
filed 2009-03-03
CIK 918387

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

or

[x]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

For the fiscal year ended December 31, 2008

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:     47,031,935 Common Shares as of December 31, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes

[ ]

No

[X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.  Yes

[X]

No

[ ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes

[X]

No

[ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer [ ]

Accelerated filer [ ]

Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP [X]

International Financial Reporting Standards as issued [ ]

Other[ ]

by the International Accounting Standards Board

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17

[X]

Item 18

[ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes

[ ]

No

[X]

#

DIVERSINET CORP.

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

PART I

Page

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

5

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

5

ITEM 3.

KEY INFORMATION

5

ITEM 3. (A)

SELECTED FINANCIAL DATA

5

ITEM 3. (B)

CAPITALIZATION AND INDEBTEDNESS

6

ITEM 3. (C)

REASONS FOR THE OFFER AND USE OF PROCEEDS

6

ITEM 3. (D)

RISK FACTORS

6

ITEM 4.

INFORMATION ON DIVERSINET

12

ITEM 4. (A)

HISTORY AND DEVELOPMENT OF DIVERSINET

12

ITEM 4. (B)

BUSINESS OVERVIEW

12

ITEM 4. (C)

ORGANIZATIONAL STRUCTURE

20

ITEM 4. (D)

PROPERTY, PLANT AND EQUIPMENT

21

ITEM 4A.

UNRESOLVED STAFF COMMENTS

21

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

21

ITEM 5. (A)

OPERATING RESULTS

21

ITEM 5. (B)

LIQUIDITY AND CAPITAL RESOURCES

29

ITEM 5. (C)

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ET CETERA.

30

ITEM 5. (D)

TREND INFORMATION

30

ITEM 5. (E)

OFF-BALANCE SHEET ARRANGEMENTS

30

ITEM 5. (F)

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

31

ITEM 5. (G)

SAFE HARBOR

31

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

31

ITEM 6. (A)

DIRECTORS AND SENIOR MANAGEMENT

31

ITEM 6. (B)

COMPENSATION

32

ITEM 6. (C)

BOARD PRACTICES

35

ITEM 6. (D)

EMPLOYEES

39

ITEM 6. (E)

SHARE OWNERSHIP

39

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

39

ITEM 7. (A)

MAJOR SHAREHOLDERS

39

ITEM 7. (B)

RELATED PARTY TRANSACTIONS

41

ITEM 7. (C)

INTERESTS OF EXPERTS AND COUNSEL

42

ITEM 8.

FINANCIAL INFORMATION

42

ITEM 8. (A)

FINANCIAL INFORMATION

42

ITEM 8. (B)

SIGNIFICANT CHANGES

35

ITEM 9.

THE OFFER AND LISTING

42

ITEM 9. (A)

OFFER AND LISTING DETAILS

42

ITEM 9. (B)

PLAN OF DISTRIBUTION

43

ITEM 9. (C)

MARKETS

44

ITEM 9. (D)

SELLING SHAREHOLDERS

44

ITEM 9. (E)

DILUTION

44

ITEM 9. (F)

EXPENSES OF THE ISSUE

44

ITEM 10.

ADDITIONAL INFORMATION

44

ITEM 10. (A)

SHARE CAPITAL

44

ITEM 10. (B)

MEMORANDUM AND ARTICLES OF ASSOCIATION

44

ITEM 10. (C)

MATERIAL CONTRACTS

45

ITEM 10. (D)

EXCHANGE CONTROLS

46

ITEM 10. (E)

TAXATION

46

ITEM 10. (F)

DIVIDENDS AND PAYING AGENTS

51

ITEM 10. (G)

STATEMENT BY EXPERTS

51

ITEM 10. (H)

DOCUMENTS ON DISPLAY

51

ITEM 10. (I)

SUBSIDIARY INFORMATION

52

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

52

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

52

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

52

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

52

ITEM 15.

CONTROLS AND PROCEDURES

52

ITEM 15. (A)

DISCLOSURE CONTROLS AND PROCEDURES

52

ITEM 15. (B)

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

52

ITEM 15. (C)

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

52

ITEM 15. (D)

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

53

ITEM 16. (A)

AUDIT COMMITTEE FINANCIAL EXPERT

53

ITEM 16. (B)

CODE OF ETHICS

53

ITEM 16. (C)

PRINCIPAL ACCOUNTANT FEES AND SERVICES

53

ITEM 16. (D)

EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

54

ITEM 16. (E)

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

54

ITEM 16. (F)

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

54

ITEM 16. (G)

CORPORATE GOVERNANCE

54

PART III

ITEM 17.

FINANCIAL STATEMENTS

54

ITEM 18.

FINANCIAL STATEMENTS

54

ITEM 19.

EXHIBITS

54

SIGNATURE PAGE

56

#

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

3-A.

Selected Financial Data

The selected financial data for the fiscal years ended December 31, 2008, 2007, 2006, 2005, and 2004 are derived from our audited financial statements.  The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto and “Operating Results” appearing in Item 5-A. of this annual report.  As a result of a number of circumstances, including financing activities and the U.S. dollar becoming the primary currency in which most of our business is transacted, effective October 1, 2003, we adopted the U.S. dollar as our measurement and reporting currency for preparation of our consolidated financial statements.  In addition, except where otherwise indicated, all financial information in this report is presented in United States dollars.

Our financial statements have been prepared in accordance with Canadian GAAP.  These principles conform in all material respects with U.S. GAAP except as described in Note 14 to our 2008 consolidated financial statements.  Under U.S. GAAP share capital would be greater by $25,123,801 and deficit would be less by $30,089,054 for the year ended December 31, 2008 due to the elimination of a reduction in stated capital offset against accumulated shareholders’ deficit in March of 1999 and the reclassification of shares under Canadian GAAP to redeemable preferred stock recorded under U.S. GAAP.  For each of the four years ended December 31, 2007, U.S. GAAP share capital would be greater and deficit would be less by $30,089,054 due to the elimination of a reduction in shared capital offset against accumulated shareholders’ deficit in March 1999 recorded under the Canadian GAAP which would not have been recognized under U.S.GAAP.

Selected Financial Data

(in 000’s, except per share data)

	Fiscal Year Ended December 31, 2008	Fiscal Year Ended December 31, 2007	Fiscal Year Ended December 31, 2006	Fiscal Year Ended December 31, 2005	Fiscal Year Ended December 31, 2004
(In accordance with Canadian GAAP)
Revenue	4,615	4,537	1,667	$1,101	$2,603
Loss from Continuing Operations	(1,949)	(3,433)	(3,451)	(7,039)	(6,976)
Loss from Discontinued Operations	0	0	0	(71)	(541)
Net Loss	(1,949)	(3,433)	(3,451)	(7,109)	(7,517)
Weighted Average no. of shares (000’s)	44,454	36,872	28,740	20,578	12,145
Loss Per Share – Continuing Operations	(0.04)	(0.09)	(0.12)	(0.34)	(0.57)
Net Loss Per Share	(0.04)	(0.09)	(0.12)	(0.35)	(0.62)
Dividends Per Share	0.00	0.00	0.00	0.00	0.00
Working Capital	8,807	7,468	3,697	1,081	2,278
Long-term Liabilities	0	0	0	0	0
Shareholders’ Equity	9,062	7,848	4,086	1,554	5,835
Total Assets	12,388	8,960	5,830	2,013	7,308
Share Capital	68,100	65,371	58,414	54,348	52,445
(In accordance with U.S. GAAP)
Revenue	4,615	4,537	1,667	$1,101	$2,603
Loss from Continuing Operations	(1,949)	(3,433)	(3,451)	(6,599)	(6,398)
Loss from Discontinued Operations	0	0	0	(71)	(541)
Net Loss	(1,949)	(3,433)	(3,451)	(6,670)	(6,939)
Loss Per Share – Continuing Operations	(0.04)	(0.09)	(0.12)	(0.32)	(0.53)
Net Loss Per Share	(0.04)	(0.09)	(0.12)	(0.32)	(0.57)
Long-term Liabilities	0	0	0	0	0
Shareholders’ Equity	4,096	2,883	4,086	1,554	5,835
Total Assets	12,388	8,960	5,830	2,013	7,308
Share Capital	93,089	90,495	88,503	84,437	82,534

At our March 1999 Annual Meeting, our shareholders approved a resolution providing for the reduction of our stated capital by $30,089,000.  This resulted in a reduction in our accumulated shareholders’ deficit in the same amount.  At December 31, 2008, we had an accumulated deficit of $65,128,000.  If our shareholders had not approved the reduction in our stated capital, our accumulated deficit at December 31, 2008 would have been $95,192,000 and December 31, 2007 would have been $93,242,000.

The August 31, 2007 private placement of 6,756,757 common shares at $0.74 per common share for gross proceeds of $5,000,000 included a change of control put right whereby the holder has the right, at its option to require the Company to repurchase the shares at a price of $0.74 per share, if upon a change of control event, the consideration offered is less than $0.74 per share.  SEC Regulation 210.5-02 requires the Company to classify the shares as redeemable preferred stock (or temporary equity) as the shares are redeemable at the option of the holder and the conditions for redemption are not solely within the control of the Company.  As at December 31, 2008 the redemption value of the shares is equal to the value the Company would have to pay to the holder to redeem the shares is $0.74 per share.

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five fiscal years ended December 31, 2008 and the end of each of the last six months, the average rates for the period, and the range of high and low rates for the period.  For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

	U.S. Dollar/Canadian Dollar
	Close	Average	High	Low
Month Ended 01/31/09	1.2265	1.2263	1.2356	1.2160
Month Ended 12/31/08	1.2180	1.2345	1.2446	1.2246
Month Ended 11/30/08	1.2370	1.2181	1.2313	1.2069
Month Ended 10/31/08	1.0245	1.1847	1.1924	1.1694
Month Ended 09/30/08	1.0642	1.0582	1.0636	1.0520
Month Ended 08/30/08	1.0620	1.0543	1.0582	1.0501
Fiscal Year Ended 12/31/08	1.2180	1.0660	1.0298	0.7688
Fiscal Year Ended 12/31/07	1.0088	1.0748	1.1878	0.9066
Fiscal Year Ended 12/31/06	1.1664	1.1346	1.1796	1.0926
Fiscal Year Ended 12/31/05	1.1613	1.1610	1.1646	1.1583
Fiscal Year Ended 12/31/04	1.2020	1.3015	1.4003	1.1714

The exchange rate was 1.2581 as of February 18, 2009.

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

We have limited financial resources, and if we fail to either raise capital when needed or generate revenues, we may need to cease operations.  While we believe that we have sufficient cash to operate through the next twelve months, our ability to continue operations beyond the next fiscal year may be dependent on our ability to obtain additional financing.  Although we have made progress in developing our products and have completed initial consumer deployments and our revenue from operations is currently sufficient to cover our operating expenses, failure to maintain existing revenues or develop new revenue sources may cause expenses to exceed revenues in the future.  We have obtained funding for operations from private equity placements in the past, but there is no assurance we will be able to do so again in the near future at commercially reasonable terms or at all despite the progress of the business.  In June 2008, 2,300,000 warrants were exercised into common shares by Albert Wahbe at $0.75 per warrant.  In August 2007, we completed a private placement of 6,759,757 common shares, at $0.74 per common share, for gross proceeds of $5,000,000.  In July 2006, we completed a private placement of 1,538,463 units, at $0.65 per unit, for gross proceeds of $1,000,000 and issued 96,154 units for consulting services related to the private placement.  Each unit was comprised of one Common Share and one Common Share purchase warrant, exercisable at $1.00 per share and expiring on July 26, 2008.  In June 2006, we completed a private placement of 6,680,001 units, at $0.60 per unit, for gross proceeds of $4,008,000.  Each unit was comprised of one Common Share and one Common Share purchase warrant, of which half of the warrant is exercisable at $0.75 and the other half is exercisable at $0.90, expiring on June 30, 2008.  The terms of new capital, if any, may materially dilute existing shareholders.  Our failure to either raise capital when needed or to generate revenues could leave us with insufficient resources in the future to sustain our operations beyond the next twelve months.

Impact of current economic conditions: The current unfavorable economic conditions may negatively impact the Company’s financial viability.  Unfavorable economic conditions could also increase the Company’s financing costs, negatively affect profitability, limit access to capital markets and negatively impact the ability to maintain or attract customers.  The Company often enters into multi-year contracts with customers that often have minimum threshold amounts due to us.  These contracts, including the AllOne and Intersections agreements have a risk of cancellation if there is slow customer adoption.  Due to the economic uncertainty, our customers may default on their obligations under these agreements or seek to renegotiate certain of their financial obligations.

We have lost money in the past, we have realized minimal revenues from continuing operations, we may to continue to sustain losses in the future and may never achieve profitability.  We have not generated sufficient revenue to date from the sales of our solutions and licensing of our products to achieve profitability.  For the years ended December 31, 2008, 2007, and 2006, we posted net losses of $1,949,000, $3,433,000, and $3,451,000, respectively.  We may never achieve profitability or maintain profitability, if achieved, on a consistent basis.

Our business plan is dependent upon customer adoption and commercial deployment of our products; if our business plan is not accepted, we may need to cease operations.  Our ability to continue operations is also dependent on the acceptance of our secure authentication and related solutions and the adoption of advanced authentication protected applications over web and mobile data networks as an accepted method of personal information protection in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The personal authentication and security solutions market is in a very early stage, and it may not develop to a sufficient level to support our business.

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

We have a limited number of customers.  The loss of, or a significant reduction in business from, any of these customers would materially harm our business and results of operations, and our future prospects depend substantially on expanding our customer base.  During fiscal 2006, 56% of revenue was generated from one customer and 22% from two remaining customers.  During fiscal 2007, 46% of revenue was generated from one customer and 41% of revenue was generated from two remaining customers.  During fiscal 2008, 47% of revenue was generated from one customer and 30% and 18% of revenue was generated from two other customers.  The loss of revenues from one or more significant customers, or the failure to collect receivables due from a major customer in a timely manner would have a material adverse effect on our results of operations.  If we are unable to expand our customer base, our results of operations will suffer.

For 2009, we expect to have minimum revenues from AllOne of $6,500,000 and from Intersections of $955,000, for a total of $7,455,000.  For health care sales, initial amounts received are allocated to AllOne until the minimum commitment fee is met, after which Diversinet and AllOne share revenues according to the agreement.  During the five year AllOne agreement, Diversinet is to receive a minimum commitment fee of $5.5 million in the first year, $7 million per year in years two and three and $10 million per year in years four and five from AllOne.  The agreement may be cancelled after the third year if, through no fault of either party, there are changes in market conditions, law or regulation, or technology obsolescence.  In December 2008, we amended the Intersections license and VAR agreement to change the contract term to November 2010.  This amendment provides for decreased minimum license fees over the next two years of $850,000 and $1,310,000 respectively, payable quarterly in advance.  The minimum license fees clause is cancellable after March 1, 2010 upon 90 days notice.  Therefore the last two payments of $325,000 in each of June and September 2010 could be terminated upon written notice from Intersections.  Should AllOne or Intersections be unsuccessful at generating end-users and ultimately revenues, we would expect these customers to terminate their agreements.

Fluctuations in foreign exchange may adversely affect our business.  Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal 2006, 2007 and 2008, we have incurred a large portion of our expenses in U.S. and Canadian dollars, but we also incurred a smaller portion of our expenses in other currencies including Pound Sterling and Hong Kong dollars.  Changes in the value of these currencies relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  During October 2008, we exchanged $10,000,000 into Cdn$12,940,000.  As the majority of our expenses are in Canadian dollars, and with the appreciation of the US/Cdn foreign exchange rate, we believe that this exchange was a prudent decision to match the longer term requirement for Canadian dollars to meet ongoing Canadian dollar expenses.  A decline in the Canadian dollar against the U.S. dollar would result in foreign exchange losses.  During fiscal 2006, 2007 and 2008, we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.

We may not be successful if we fail to attract and retain our key technical personnel.  We currently have two senior officers and 36 employees and 3 contractors.  We may not be able to improve our solutions and products or create new products if we lose any of our key employees or contractors.  We do not maintain key person life insurance policies on any of our employees.  Skilled technical personnel can be difficult to attract depending on the strength of the economy and competitive opportunities.  We may not be able to retain our current employees if they receive better job offers from other employers.

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

We have limited experience in the authentication security software and identity management solutions field, and we are therefore subject to risks inherent in establishing a new business.  We have been in the application software field since 2006, the authentication security software field since fiscal 2004 building upon our data security experience beginning in 1997, and we have only generated minimal revenues from this business.  We are not sufficiently established to fully evaluate or forecast our prospects, and we are subject to the risks inherent in establishing a new business enterprise.

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

We lack experience in sales and marketing, and we depend on our relationships with more established corporations to assist in selling and marketing our products.  We have limited sales and marketing experience and limited money to fund marketing.  A significant part of our business strategy is to form strategic relationships with more established companies to expose our solutions to a larger customer base than we could reach through a direct sales and marketing force.  Our existing relationships have resulted in limited revenues to date and may not result in any additional revenues in the future.

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

Our license agreements may not be adequate to limit our liability.  A large number of claims by our customers could subject us to significant liability as well as limit the demand for our solutions and products.  In a number of  our license and support agreements attempt to limit our liability to the total amount of the licensing and support fees paid during the twelve-month period preceding an alleged error in or failure of our software.  This contractual provision may not always be enforceable.  Courts have held that contractual limitations of liability of this type, or the “shrink-wrap licenses” in which they are sometimes embodied, are unenforceable because the licensee does not sign them.  If these contract provisions limiting our liability are not enforceable, we could be obligated to pay significant damages resulting from customer claims.

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

We might not always be able to enforce our intellectual property rights.  Our success depends significantly upon our proprietary technology, and our means of protecting our proprietary and intellectual property rights may not be adequate.  We rely on a combination of patent and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect our proprietary rights.  We have five U.S. patents, which will be in effect until at least August 22, 2017, four patents granted in Israel in effect until at least 2017, and two Canadian patent in effect until 2027. We also have 17 applications pending in the United States and Canada.  We cannot provide assurance that any of our applications will be approved, that any new patents will be issued, that we will develop proprietary products or technologies that are subject to patent, that any issued patent will provide us with any competitive advantages or will not be challenged by third parties.  Furthermore, we cannot provide assurance that the patents of others will not have a material adverse effect on our business and operating results.  There is also a risk that our competitors will independently develop similar technology, duplicate our products or design around our patents or other intellectual property rights.

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

Our articles of incorporation authorize us to issue an unlimited number of common shares, which could result in dilution to our shareholders. Subject to regulatory and/or shareholder approval, shareholders may experience dilution or limitations in takeover attempts because our articles of incorporation allow us to issue an unlimited number of common shares.  Our shareholders have no right to purchase additional common shares when we issue new shares.  As of December 31, 2008, we had 47,031,935 common shares issued and outstanding.

Liquidity risk, ability to sell common shares.  If our common shares should become ineligible for continued quotation on the TSX Venture Exchange or the OTC BB or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares on these less liquid junior trading markets.  We cannot make any assurances that our common shares will continue to be eligible for trading on these markets.

We have a limited ability to design and implement disclosure controls and procedures and internal control over financial reporting.  We have few employees and limited financial resources which make it difficult for us to maintain effective disclosure controls and procedures and internal control over financial reporting.  Inherent limitations on the ability of our certifying officers to design and implement on a cost effective basis disclosure controls and procedures and internal control over financial reporting for the Company may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

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

The following table provides the amount spent on capital expenditures for the years ended December 31, 2008, 2007, and 2006:

YEAR	AMOUNT
2008	30,000
2007	111,000
2006	75,000

There have been no major capital divestitures during the fiscal years ended December 31, 2008, 2007, or 2006.  A large portion of the capital expenditures have been computer hardware, furniture and fixture and software required for our ongoing operations.  Most of these expenditures have occurred at our head office.  We currently have no significant capital expenditures or divestiture projects in process.  All capital expenditures have been financed through working capital.

4-B.

Business Overview

We are a leading provider of wireless authentication and access solutions that secure the personal identity, transactions and data of consumers over almost any mobile phone, handheld device or PC.  Diversinet’s reliable, end-to-end MobiSecure Wallet and Vault products provide global, secure and cost effective solutions to mobilize personal health records, financial services transactions and identity protection management.

Our strategy to achieve this objective involves: targeting emerging mobile data and messaging markets, expanding strategic partnerships and sales channel relationships, maintaining a leadership position in terms of products and services, research and development, and building awareness of the Diversinet brand.

We develop, license, service and support the Diversinet MobiSecure suite of mobile authentication and access products, solutions and services.  Based on our intellectual property, patents and Diversinet Passport Trust Platform™ developed over the last seven years, we have consolidated our core technology capabilities to an application licensee/reseller business model and re-branded our offerings as the Diversinet MobiSecure suite of mobile and fixed authentication products, solutions and services.  As a packaged software and security appliance provider, Diversinet products, solutions and services allow companies to deploy the robust mobile-optimized strong authentication infrastructure needed for trusted exchange of sensitive information over data networks quickly and cost-effectively.  For example, through our License and Revenue Share Agreement with AllOne Mobile Corporation, our MobiSecure™ Wallet, MobiSecure™ Vault, MobiSecure™ Client and MobiSecure™ Strong Authentication are used within the AllOne Mobile product line.  Diversinet and AllOne are working together to sell the AllOne Mobile product to the health care industry.  This enables companies to reduce the time-to-market for delivery of new secure mobile data applications and business services.

The Diversinet MobiSecure™ product, solution and service suite is comprised of the following individual software products and solution offerings:

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

•

Diversinet MobiSecure™ Strong Authentication is a specialized server product which provides Over-the-Air (OTA) and Over-the-Web (OTW) Diversinet MobiSecure™ Client software, credential provisioning and registration lifecycle management for mobile and PC device users.  Additionally, the Authentication Server will offer mobile-optimized validation services.  Finally the server also offers Short Message Service (SMS)-based OTP functionality to support ‘zero-client’ mobile devices for mobile authentication services for users that do not carry mobile devices or use fixed devices that can support our client software directly.  We support soft tokens, personal computers and USB tokens.

•

Diversinet MobiSecure™ SDK provides mobile application developers with a suite of security Application Program Interface (APIs) to integrate the Diversinet MobiSecure Client software and service bureau infrastructure across a range of mobile device platforms, Internet and mobile data networks for secure personal communication and commercial transactions.

•

Diversinet MobiSecure™ PKI provides a small footprint wireless public key infrastructure (PKI) for mobile devices and constrained device environments, delivering end-to-end security for m-commerce applications.  It uses lightweight PKI protocols and includes a certificate authority, registration authority, certificate repository, certificate validation services and client SDK that supports a wide range of mobile devices.

Industry Background

In recent years, the personal data industry has been growing on many fronts.  We believe the worldwide growth of the mobile data industry is being propelled by the explosive growth of the Internet and the consequent demand for mobile personal device access to the Internet, high penetration rates for users of mobile telephones and PDA’s, intense price competition among mobile network operators and the emergence of worldwide standards for mobile data communications.

Security has and will continue to be a major concern for the data community.  The increasing number of consumers and businesses that expect the ability to securely access confidential information and conduct transactions wirelessly has created the interest and demand for mobile device security.

The mobile-orientated data market is not readily adaptable to its networks, applications and devices used within existing wired solutions.  Mobile data networks are fundamentally different from wired networks.  In wired networks, the Intel chip in a PC is the common device platform, Microsoft Windows is the dominant operating system and the browser is the common graphical user interface.  Mobile data networks currently have no dominant standards for client platforms, with a large variety of operating systems and user interfaces.  The mobile device may be a PDA, PDA/Phone combination, intelligent mobile device, laptop computer or a smart phone.  Many operating systems and configuration options as well as network operator network policy arrangements are being employed.  Therefore the mobile device market is technically more complex than the existing PC Internet market in terms of technical diversity.

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

Need For Secure Transactions Supported By Strong Authentication

The openness and accessibility that have stimulated the adoption and growth of the Internet and mobile and wired public and private networks, also create threats to the authenticity, privacy and integrity of information that is transmitted across or stored on the networks.  Well-publicized Internet fraud experienced by on-line companies and attacks resulting in overloading of popular e-business web sites by hackers and ‘phishing’ experts have highlighted the need for improved user authentication.  Identity theft is the fastest growing types of consumer fraud.  Aberdeen Group’s March 2008 and December 2008 research in Strong User Authentication shows a recent up tick in the use of stronger methods than username and password for assuring that end users are who they say they are.  In the context of enterprise deployments, One Time Password (OTP) are the workhorse of stronger user authentication: two-factor, time-tested, standards-based, with broad application support.  Going forward, Aberdeen expects to see an intensified focus on efficiency and cost, as companies batten down to navigate the unrelenting realities of risks, regulation, and recession.  Enhanced user authentication – commonly known as strong authentication – is the next wave of security enablers to curb the rise in identity theft.  The security risks associated with personal communications and commercial transactions over the Internet, and over mobile and wired public and private networks, have accentuated the need for strong authentication solutions that protect user identity, data and devices.  In addition, the Company is exploring ways of extending its authentication solutions to directly protect transactions in an automated fashion between customers and services.

In order to further define and deliver to the market needs for strong authentication solutions, the initiative for Open AuTHentication (OATH) was founded in February 2004 by Verisign including a host leading global information and communication technology industry companies as charter members: IBM, Gemalto, Entrust, Diversinet, Vasco, SafeNet and others.  According to OATH, strong authentication connotes a stringent level of security that combines a user ID with a software or hardware ‘token’ to form a unique device that validates a user’s identity when accessing a software application or network.  It represents a foundational element of trusted networks where multiple business partners can securely share confidential information. Online identities secured only by static passwords can be exploited, resulting in identity theft or compromised systems.  Existing two-factor authentication approaches, boasting long term market acceptance, are often expensive and complex, and their lack of interoperability poses significant barriers to adoption in mass volume applications.  An industry-wide collaborative effort to promote Open Strong Authentication will remove these barriers and broaden enterprises’ use of the Internet to communicate, collaborate, and conduct commerce in new ways.

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

Globally the vast majority of banking and brokerage user accounts are authenticated by a simple static password for online access.  We believe that globally, the enterprise and consumer mass markets have not yet adopted strong authentication because of the associated high-costs for the existing hardware based ‘tokens’ and because of the inconvenience of carrying multiple authentication devices to remotely access Internet lifestyle communities such as banking, wagering, associations, corporate information and public sector services. For strong authentication to take hold for the mass market, each individual user would be required to carry, and pay for, one ‘token’ for each access point.  We believe a soft token capable of addressing multiple access points created within, or delivered to, a mobile device, will increase the acceptance for strong authentication.

Need for Mobile Authentication Services

We believe that as personal mobile devices proliferate in the marketplace and become both smarter and connected to the Internet the requirements to authenticate the device and the users become critical. The identity of the individual is under greater threat than at anytime during the past and must be maintained and protected in order to facilitate transactions over the wireless network and the Internet. Whether an individual is downloading a ring-tone to their phone, requesting private health data from a hospital database or simply expecting their email to be secure, authentication services are essential in a mobile world.

The prevention of fraud, the ability to thwart phishing schemes, the need to protect identities and private information are all dependent upon authentication of individuals using mobile devices and the transactions originating from the user devices and their associated services.

Market Size

Mobile devices are becoming pervasive in many parts of the world.  Today there are 4 billion plus wireless phones worldwide with predictions of subscribers reaching six billion by 2013 (according to GSMA in February 2009), as networks grow and prices for handsets continue to drop according to Goldman Sachs Research.  Over 700 mobile network operators worldwide contribute to subscriber growth and will be seeking to retain subscribers through the provision of innovative authentication services.

Our products and services target wireless subscribers worldwide by enhancing the mobile device function to provide both a trusted identity and the capability to generate and receive One-Time Passwords.

Our MobiSecure product also operates on Windows-based personal computers, of which there are approximately 500 million deployed around the world.

Heath care organizations are looking for adoption of mobile phone technologies to support Internet access required for personal health records (PHRs).  Putting patients’ health records on computer systems instead of handwritten paper charts reduces medical complications, deaths and costs, according to a study of 41 Texas hospitals.  The study, published on January 26, 2009 in the Archives of Internal Medicine, was the first to look at multiple hospitals and to track how doctors used the technology.  Financial Institutions worldwide are concerned with the weaknesses inherent in simple passwords as single factor authentication.

Demand Drivers

We believe that the significant drivers of demand for mobile-optimized strong authentication and secure transaction products and services are as follows:

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

4.

Mandated Government Regulation

Enterprises are looking toward stronger authentication methods in order to track and control access to specific personal information in order to comply with demanding regulations such as the Sarbanes-Oxley Act and the Health Insurance Portability and Accountability Act (HIPAA). Hackers cannot be tolerated when corporations are legally responsible to protect the privacy of the data under their control. Additionally, the recent U.S. FFIEC guidelines require financial institutions to implement enhanced authentication measures (beyond simple username/password) when authenticating bank customers when using online financial services.

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

Strategy

We strive to be a leader in providing mobile-optimized strong authentication and secure application products, solutions and services (focusing on the health care and financial service sectors) to protect mobile user identity, data and devices over mobile data networks and other networks, including corporate networks, telecommunications systems and the Internet.  We continue to develop new innovative products and services such as MobiSecure Wallet, our client-side secure container application, which can access or hold confidential personal information, such as user id and access information via fax, email and SMS.  Our MobiSecure Vault, a server-side secure container application, allows a user to securely access and manage a host of personal information files.  With these products personal health records, financial information, payment information, entertainment or loyalty information can be accessed in real time, directly from a user’s mobile phone or other hand-held access device.  The MobiSecure Vault provides large file storage and backup to the Wallet and is accessible through web service interfaces and adaptors.

The key elements of our strategy to achieve this objective include the following:

Target emerging strong authentication and secure transaction markets.  Our sales and marketing activities are primarily targeted at health care and financial markets to protect consumer, enterprise, and commerce high-value applications with mobile assisted One-Time Password token solutions, in addition to more traditional forms of personal communications and commercial transactions over mobile data networks.  Within these markets, our customers and partners include device manufacturers, network infrastructure manufacturers, application developers, certificate authorities and mobile network operators.  Our business plan is dependent of the cooperation of numerous parties to a transaction.

Expand strategic relationships.  We have formed relationships in the areas of sales, marketing and technology with industry leaders, and expect to continue to form such relationships in the future, to encourage widespread acceptance of our mobile authentication products, solutions and services.  These include relationships with such companies as:

BlueCross of North Eastern Pennsylvania

Intersections, Inc.

AllOne Mobile Corporation

SanDisk

International Business Machines

Visa

Maintain what we believe to be a leadership position in terms of research and development of technology.  In late 1996, we acquired technology that consists of concepts and methods that relate to automatic and safe public information communication systems and methods for secure distribution of information.  We have invested, and intend to continue to invest, significantly in the development of our technology.  We will base future development of our technology on mobile device security market requirements.  In January 1999, we were issued a patent for this technology by the U.S. Patent and Trademark Office that will be in effect until August 22, 2017.  In April 2001 we received an U.S. patent for our technology relating to the handling of permissions.  In June 2001 we received an Israeli patent that will be in effect until 2021 for our technology relating to safe communications handshake and data transfer.  In July 2003, we received a patent from the State of Israel Patent Office for our “System and Method for Reliable Key Transfer”.  This patent will be effective until 2021.  This system and method provides for an automated method to securely update root certificate authority (CA) keys and certificates (basis for root rollover) and combine domains. On August 5, 2003, we received a trademark from the U.S. Patent and Trademark Office for our Diversinet logo.  This trademark will be effective until 2013.  On November 2, 2003, we received a patent from the State of Israel Patent Office for our “System and Method for Handling Permits”.  This patent will be effective until 2017.  The patented technology provides for a unique permit separation model that enhances the security and privacy of wired and wireless e-commerce systems by improving the management of personal privileges in advanced PKI security environments.  On September 5, 2006, we received a patent from the U.S. Patent and Trademark Office for our “Method of establishing secure communications in a digital network using pseudonymic digital identifiers”. On November 21, 2006, we received a patent from the State of Israel Patent Office for our “Communication system and method”. On January 30, 2007, we received a patent from the Canadian Intellectual Property Office for our “System and Method for Reliable Key Transfer”. The patented technology describes a method to securely update root CA keys and certificates (Basis for Root Rollover) and combine domains.  On July 24, 2007, we received a US patent from the U.S. Patent and Trademark Office for our “Communication System and Method”.  On June 3, 2008, we received a US patent from the U.S. Patent and Trademark Office for our “System and Method of Looking up and Validating a Digital Certificate in one Pass”.  On August 12, 2008, we received a Canadian patent from the Canadian Intellectual Property Office for our “Method for Safe Communications”.

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

Products and Services

We believe our technology and approach to mobile authentication, access and transaction services have several distinct advantages over existing security methods.  Most notably, our solutions were developed specifically for the fixed and mobile environments.  Our mobile-optimized technology minimizes demands placed on scarce device resources such as processor and memory, and as a result assists in conserving battery life.  Our technology also minimizes the amount of data sent over the network and the number of steps required to achieve a secure connection, which optimizes consumer network resources

We develop, market and distribute a complimentary product and service suite: Diversinet MobiSecure™ product line provides, what we believe to be, a comprehensive security solution with a focus on mobile applications residing on Palm, RIM, Symbian, Microsoft and Java-based operating systems; mobile browser-based devices; and GSM/SIM (Subscriber Identity Module) based devices in addition to conventional PC’s.

Our products and services are designed to address the unique needs of mobile devices, networks and applications.  When integrated with specific applications, such as AllOne Mobile, an application focused on the heath care industry, our products enable mobile users to effectively manage secure communications and transactions across mobile data networks.

Diversinet’s MobiSecure™ Wallet and Vault

MobiSecure Wallet gives a user instant secure access to personal identity and privilege information, such as user identities, payment access information, or loyalty information.  The client-side MobiSecure Wallet is easily delivered and embedded into a mobile phone or personal computer.  Externally residing identity or privilege information is accessed right to the wallet; it also operates in concert with the MobiSecure Vault Server for data synchronization and management.

MobiSecure Vault gives secure and instant access to large files of stored personal information that can be located anywhere, such as personal health records, insurance information, personal financial records, or banking and brokerage information.  This critical personal information can be securely accessed in real time, over wireless or Internet networks.  The server-side MobiSecure Vault operates in concert with the client-side MobiSecure Wallet for data delivery to mobile phones or other personal devices.

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

Diversinet MobiSecure™ Strong Authentication Server

The Diversinet MobiSecure™ Strong Authentication server product will operate as a customer facilities hosted application server.

MobiSecure™ Strong Authentication server provides the basis for both supporting the provisioning of the Mobile Secure™ Client and the delivery of an SMS two-factor authentication service as well as validating the generated token values to permit access to corporate or secure facilities.

Diversinet MobiSecure™ SDK

The Diversinet MobiSecure ™ toolkits includes a Software Development Kit (SDK) for SoftTokens and Software Development Kit for MobiSecure Provisioning Server integration.  The Software Development Kit for SoftTokens is available in both C and Java languages for Windows desktops, and multiple mobile phone platforms such as Palm OS, Symbian, J2ME (Java phones), Blackberry, MS Windows Mobile for Pocket PC, MS Windows Mobile for Smartphone and BREW. The SoftToken SDK supports OATH HOTP algorithm; secure credential storage on mobile devices using a patent-pending technique; and credential provisioning using a mobile optimized and secure credential provisioning protocol.

The SDK for MobiSecure Provisioning Server is available in Java language for Windows and Linux based platforms. The SDK supports OASIS SPML v1.0 protocol. The SDK allows MobiSecure Provisioning Server clients to order SoftTokens and manage the life-cycle of Tokens.

Diversinet MobiSecure™ PKI

The Diversinet MobiSecure™ PKI software on mobile devices takes users through the entire PKI process, from registration to using secure applications.  We provide a set of commands to communicate with the Certificate Server and Registration Authority and generate digital signatures and secure information on the mobile device.  PKI communication technologies make efficient use of limited bandwidth on most wireless networks, providing a timely user experience matching expectations of those used to wireline Internet transactions.

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

As of December 31, 2008, our research and development staff consisted of 28 employees (of which 11 hold advanced degrees in science or business).  Research and development expenditures were $2.6 million in the fiscal year ended December 31, 2008, $2.3 million in the fiscal year ended December 31, 2007, and $0.8 million in the fiscal year ended December 31, 2006.  We expect to spend approximately $3.2 million in fiscal 2009.  We believe that timely development of new and enhanced security products is necessary to remain competitive in the marketplace.

Customers

We have executed limited pre-commercial collaboration programs with a wide range of market development partners and customers for mobile authentication services.  To date, a smaller subset of these partners and customers have initiated commercial launches of products or services that include the Company’s mobile authentication services and applications.  For example, in April 2008, AllOne Mobile Corporation launched its mobile application that uses our secure MobiSecure Wallet and Vault product line to place personal health records (PHR) at consumers’ fingertips through their mobile phones.  AllOne Mobile accesses an individual’s PHR in a secure environment and links to the users’ mobile phones, giving them well-organized, easy-to-use, 24/7 mobile access.  Users can manage and share their PHRs with physicians, hospitals, clinics and emergency personnel helping to improve medical outcomes.  AllOne data is stored behind a password-protected encrypted channel through a partnership with Diversinet.  The application is downloaded wirelessly to phones and is automatically updated with the most current security and features available.  This level of security and control gives users the confidence and comfort to create, manage and enhance their PHRs using the mobile phone or the Web.  Furthermore, in June 2008, Intersections Inc. launched Mobile Lockbox, a major enhancement to the Identity Guard® Total Protection service.  MobiSecure™ Wallet and Vault mobile secure encrypted access solution is at the heart of the offering.  MobiSecure Wallet and Vault provides Intersections with a mobile security platform to extend its core Identity Guard offering by creating a host of new services that build closer, more personal and “sticky” relationships with new and existing customers.  In addition, we received service revenue for support and maintenance from other service contracts for professional services and solutions.

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

On June 3, 2008, we received a US patent from the U.S. Patent and Trademark Office for our “System and Method of Looking up and Validating a Digital Certificate in one Pass”.

On August 12, 2008, we received a Canadian patent from the Canadian Intellectual Property Office for our “Method for Safe Communications”.

Applications for seventeen other patents have also been submitted in USA and Canada based on the same concept for which the United States patent was granted, as well as other concepts.

We have also applied to register as trademarks with the United States Patent and Trademark Office and/or the Canadian Trademark Office the name “MobiSecure”, but there can be no assurance that these trademarks will be successfully registered.

We continue to seek patent and trademark protection where appropriate.

Marketing and Sales

Marketing

Our marketing efforts will support our primary marketing objectives:

(i)

Increasing awareness through building the Diversinet brand;

(ii)

Generating sales leads in our target markets through the implementation of promotion programs and active participation in targeted events with cooperative marketing activities in support of channel partners;

(iii)

Develop resellers and agents network to sell and support our products and solutions in certain geographic locations; and,

(iv)

Coordinate promoting and selling AllOne Mobile solution with AllOne Mobile Corporation.

Sales

We offer our mobile and access authentication products, solutions and services globally to security and health care providers, mobile network operators and application providers employing several sales models to target our intended markets.  We utilize a direct sales force as well as resellers and agents to sell our products and services.  Ours direct sales force is compensated by a base salary and a sales commission plan as well as being able to participate in our stock option plan.  We rely on our customers to deploy solutions to their end-user customers.

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

The current sales and implementation cycle for our mobile authentication products, solutions and services consists of four phases:

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

ITEM 4A.

Unresolved Staff Comments

Not Applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our financial statements have been prepared in accordance with Canadian GAAP.  These principles conform in all material respects with U.S. GAAP except as described in Note 14 to our 2008 consolidated financial statements.

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

We have incurred operating losses in each of the last five fiscal years due to losses from our continuing operations of developing security products.  We have sustained our business during this period through the sale of common shares in a series of private placements.  We cannot provide assurance that we will be able to raise sufficient funds in the future to sustain our operations.

5-A.

Operating Results

Overview

Founded in 1997 and based in Toronto, Canada, Diversinet is a provider of personal authentication and security solutions for the wireless world.  Our software and solutions protect user identity and provide secure access for consumer and business applications using a variety of mobile phones, Personal Digital Assistants (“PDA”) and personal computers.  Our scaleable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services.  Our technology simplifies what had previously been a complex set of technical problems in both information security and wireless data communications.  In January 2007, Diversinet introduced new application solutions, MobiSecure Wallet and Vault, to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy and a rebuilding of the sales and marketing strategy of the Company.

Diversinet’s MobiSecure Strong Authentication enable heath care service providers, identity management service providers, financial service providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure on-line services for mobile device and personal computer users worldwide.  Our MobiSecure soft tokens are securely provisioned and managed and are available on the leading intelligent mobile device platforms, including Symbian, Microsoft, RIM, Palm and Java-based phones as well as on personal computers running Microsoft Windows.

Diversinet’s MobiSecure Wallet is a client-side secure container application, which can access or hold confidential personal information, such as user identification and access information via fax, email and SMS.  It operates in concert with the MobiSecure Vault, a server-side secure container application, and allows a user to access a host of personal information files.  Personal health records, financial information, payment information, entertainment or loyalty information can be accessed in real time, directly from a user’s mobile phone or other hand-held access device.  The MobiSecure Vault provides large file storage and backup to the MobiSecure Wallet and is accessible through web service interfaces and adaptors.

Diversinet’s combination of client software and wireless provisioning services enables the issuance and management of mobile device authentication tokens and also creates a technology platform from which we can provide an entirely new and powerful set of capabilities in the mobile e-commerce environment in the form of digital identities, digital permissions and wireless wallets.  In addition to providing mobile device security and provisioning solutions, Diversinet deploys an experienced professional services team for application development, consulting, training and technical support.

During 2006, the average U.S. – Canadian dollar rate was 1.13, causing our Canadian dollar expenditures to increase relative to the U.S. dollar.  During 2007, the average U.S. – Canadian dollar rate was 1.07, causing our Canadian dollar expenditures to increase relative to the U.S. dollar.  During 2008, the average U.S. – Canadian dollar rate was 1.07, causing our Canadian dollar expenditures to be stable relative to the U.S. dollar in the prior year.

Operating Results

Unaudited quarter ended December 31, 2008 compared to the unaudited quarter ended December 31, 2007

Revenue

For the quarter ending December 31, 2008, we reported revenue of $1,924,000 compared to $1,352,000 for the quarter ended December 31, 2007.  During the quarter, we generated 3% (23% in 2007) of our revenue from consulting services and 97% (77% in 2007) from licensing.  The higher revenue for the 2008 quarter was due to the delivery of tokens to AllOne under the September 2008 license and revenue sharing agreement representing $1,625,000 in revenue.

Cost of revenues

Cost of revenues were $2,000 (gross margin of 100%) for the quarter ended December 31, 2008 compared to $73,000 (gross margin of 95%) for the same quarter in 2007.  The decrease is due to the allocation of development costs to cost of revenues related to the redeployment of employees to complete customer projects of $1,900 in Q4 2008 and $55,000 in Q4 2007 respectively.

Expenses

Research and development expenses were $823,000 for the quarter ended December 31, 2008 compared to $696,000 for the same period of 2007.  The Q4 2008 results include an increase of the headcount from 25 to 28 and an employee bonus accrual of $244,000 (2007 - $164,000).  Sales and marketing expenses were $474,000 for the quarter ended December 31, 2008 compared to $801,000 for the same period of 2007. The decrease in sales and marketing expenses in Q4 2008 was due primarily to the decrease in salaries and commission of $394,000. The Q4 2008 general and administrative expenses were $971,000 compared to $1,181,000 for the same period in 2007.  The decrease of general and administrative expenses in 2008 is largely due to $271,000 in 2007 bonuses paid in shares included in G&A.

Depreciation and amortization

Depreciation and amortization expense was $76,000 for the quarter ended December 31, 2007 compared to $33,000 for the same period of 2006.  The increase of depreciation in Q4 2008 is the result of the write off of certain computer assets.

Net Loss

We reported a net income of $272,000 for the quarter ended December 31, 2008 compared to a net loss of $1,326,000 for the quarter ended December 31, 2007.  The net income per share was $0.01 for the quarter ended December 31, 2008 and $(0.03) quarter ended December 31, 2007 based on a weighted average of 46,125,000 and 42,075,000 common shares, respectively.

Year ended December 31, 2008 compared to year ended December 31, 2007

Revenue

For the years ending December 31, 2008 and 2007, we reported revenue of $4,615,000 and $4,537,000, respectively.  We generated 96% (92% in 2007) of our revenues from the United States, 3% (3% in 2007) from the Asia Pacific region, 1% (1% in 2007) from Canada and nil% (4% in 2007) from other areas during the year ended December 31, 2008.  During 2008, we generated 22% (35% in 2007) of our revenue from consulting services and 78% (65% in 2007) from licensing.  We currently generate our revenues from a small number of customers.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  In December 2006 we entered into a consulting and licensing agreement with Hospital Service Association of Northeastern Pennsylvania (“HSA”) d/b/a Blue Cross of Northeastern Pennsylvania (“BCNEPA”).  During 2007, this agreement generated revenue of $1,000,000 for the delivery of the solution to BCNEPA, including 100,000 tokens.  This agreement was superseded by with the signing of the AllOne Mobile Corporation (“AllOne”) agreement.  In May 2007 we entered into a license and VAR agreement to provide our MobiSecure Wallet and MobiSecure Vault mobile secure access solution to Intersections.  During 2008 this agreement generated revenues of $1,407,000 ($844,000 in 2007).  In August 2007 we entered into a license and revenue sharing agreement with AllOne Health Group Inc. to bundle certain software and share revenues from the sales of the combined software and a statement of work to develop certain features for the product.  During 2008 these agreements generated revenues of $833,000 ($2,093,000 in 2007).

In September 2008 we entered into a license and revenue share agreement with AllOne.  The Agreement replaces a three year licensing agreement entered into with AllOne Health Group Inc. (“AHG”) in August 2007.  AllOne is a subsidiary of AHG who in turn is a subsidiary of HSA.  Under the terms of the Agreement, Diversinet has provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  The Agreement has a term of five years and may be cancelled after the third year if, through no fault of either party, market conditions, law or regulation, or technology make the combined software product obsolete or unable to be sold.  Over the term of the Agreement, Diversinet is required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the Agreement, Diversinet is to receive a minimum commitment fee of $5.5 in the first year, $7 million in years two and three and $10 million in years four and five.  The Company recognizes revenue in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants (“AICPA”) in October 1997 as amended by SOP 98-9 issued in December 1998.  The Company has concluded that the Company’s commitment to deliver major product upgrades meets the definition of an unspecified additional software product under SOP 97-2.  If an arrangement includes unspecified additional software products, SOP 97-2 specifies that the entire arrangement would be accounted for as a subscription.  Under subscription accounting, the relevant total fee would be recognized ratably over the non-cancelable term of the arrangement not to exceed amounts received or receivable, beginning with the delivery of the first product.  During 2008 this agreement generated $2,167,000 in revenue.

During 2008, 96% of our revenue came from three customers (87% in 2007).  While we are endeavoring to increase our customer base, the market that we operate in is still in an evolving stage and our revenue base is still quite small.  Therefore, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

Cost of revenues

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.  Costs of revenues were $308,000 (gross margin of 93%) for the year ended December 31, 2008 compared to $240,000 (gross margin of 95%) for 2007.  The Company is able to effectively redeploy its employees between its research and development projects, sales and marketing activities and customer service contracts on a continuous basis, thereby the cost of revenues only represents costs related to employees while they are actively involved in performing services under contracts.

Expenses

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.  Research and development expenses were $2,602,000 for the year ended December 31, 2008 compared to $2,266,000 for 2007.  The increase in research and development costs in 2008 was largely due to the increase of 12% in head count (from 25 to 28 people) in this department.  In 2008, product developments costs of $252,000 ($165,000 in 2007) were reallocated from research and development to cost of revenues as the development department redeployed its resources to perform professional services work to modify our products as required under our customer agreements.

Sales and marketing expenses include compensation of sales and marketing personnel, public relations and advertising, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.  Sales and marketing expenses were $1,862,000 for the year ended December 31, 2008 compared to $1,781,000 for 2007.  The increase in sales and marketing expenses in 2008 is partly due to a $110,000 termination fees for a Director’s consulting agreement, $203,000 in contractor’s fees, offset by a decrease of $275,000 in commission expenses.

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs.  Corporate personnel include executive officers, financial planning and control, legal, human resources and corporate administrative staff.  General and administrative expenses were $2,512,000 for the year ended December 31, 2008 compared to $3,739,000 for 2007.  Included in the December 31, 2008 general and administrative expenses is $1,389,000 ($1,543,000 for 2007) relating to stock-based compensation expenses.  Under GAAP, the Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the vesting period of the stock options and warrant grants.  The year over year decrease is partially due to the $512,000 severance payment to our former CEO and $391,000 relating to the Instant Publisher litigation settlement in 2007.

Depreciation and amortization

Depreciation and amortization expense was $155,000 for the year ended December 31, 2008 compared to $120,000 for 2007. The increase in depreciation in 2008 is due to the write down of certain assets.

Other Income

Foreign exchange gains were $655,000 for the year ended December 31, 2008 compared to a loss of $71,000 for the year ended December 31, 2007.  During 2008, the U.S./Canadian dollar exchange rate fluctuated from approximately 0.99 to 1.21.  During October 2008, we exchanged $10,000,000 into Cdn$12,940,000.  From the conversion date to year end, the Canadian dollar appreciated $0.048, largely resulting in the gain.  As the majority of our expenses are in Canadian dollars, and with the appreciation of the US/Cdn foreign exchange rate, we believe that this exchange was a prudent decision to match the longer term requirement for Canadian dollars to meet ongoing Canadian dollar expenses.  We earned interest and other income of $220,000 during 2008 compared to $246,000 for 2007 through investing our excess cash.

Net Loss

We reported a net loss for the year ended December 31, 2008 of $1,949,000 compared to $3,433,000 for 2007.  These net losses include stock-based compensation expense relating to the issuance of options and warrants of $1,389,000 and $1,543,000 during 2008 and 2007, respectively.  The 2008 net loss includes the gain from foreign exchange of $655,000.  The net loss of 2007 includes the one time severance expense of $512,000 related to the former CEO and $391,000 relating to a litigation settlement.  Loss per share for 2008 was $0.04 compared to $0.09 in 2007 based on a weighted average of 44,454,000 and 36,872,000 common shares, respectively.

Year ended December 31, 2007 compared to year ended December 31, 2006

Revenue

For the years ending December 31, 2007 and 2006, we reported revenue of $4,537,000 and $1,667,000, respectively.  We generated 92% (84% in 2006) of our revenues from the United States, 3% (12% in 2006) from the Asia Pacific region, 1% (2% in 2006) from Canada and 4% (2% in 2006) from other areas during the year ended December 31, 2007.  During 2007, we generated 35% (94% in 2006) of our revenue from consulting services and 65% (6% in 2006) from licensing.  With the launch of MobiSecure Wallet and Vault product suite in early 2007, we were able to increase product license revenues compared to 2006.  In December 2006 we entered into a consulting and licensing agreement with BCNEPA.  During 2007, this agreement generated revenue of $1,000,000 for the delivery of the solution to BCNEPA, including 100,000 tokens.  This agreement was terminated concurrently with the signing of the AllOne agreement.  In May 2007 we entered into a license and VAR agreement to provide our MobiSecure Wallet and MobiSecure Vault mobile secure access solution to Intersections.  During 2007 this agreement generated revenues of $844,000.  In August 2007 we entered into a license and revenue sharing agreement with AllOne to bundle certain software and share revenues from the sales of the combined software and a statement of work to develop certain features for the product.  During 2007 these agreements have generated revenues of $2,093,000.  During 2006 we began and completed work on the RSA Security development product.  We applied a zero gross margin percentage of completion method for this development agreement, providing us with $845,000 in revenues and $845,000 in cost of revenues in fiscal 2006.  During Q4 2006 we signed an agreement with BCNEPA under which we had invoiced $900,000 included in ‘deferred revenue’ on the balance sheet.  This agreement was terminated with the signing of the AllOne agreement, however we recognized this revenue during 2007 as we delivered the MASC license and the associated tokens to BCNEPA.

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

Cost of revenues

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.  Cost of revenues were $240,000 (gross margin of 95%) for the year ended December 31, 2007 compared to $1,041,000 (gross margin of 38%) for 2006.  This represents the direct costs associated with completing the software solutions and consulting services revenue.  The Company’s lower cost of revenues in 2007 is the result of a higher level of license revenues in 2007.  The higher level of cost of revenues and therefore lower gross margin in 2006 primarily represents the significant costs incurred to perform the consulting services with RSA Security.  The Company is able to effectively redeploy its employees between its research and development projects, sales and marketing activities and customer service contracts on a continuous basis, thereby the cost of revenues only represents costs related to employees while they are actively involved in customer projects.

Expenses

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.  Research and development expenses were $2,266,000 for the year ended December 31, 2007 compared to $832,000 for 2006.  The increase in research and development costs in 2007 was largely due to the cost for outsourcing starting in January 2007 and the year over year increase of 19% in head count (from 21 to 25 people) in this department.  In 2007, product developments costs of $165,000 were reallocated from research and development to cost of revenues as the development department redeployed its resources to perform professional services work to modify our products as required under our customer agreements.  Costs were further reduced in 2007 by the receipt of $87,000 from our scientific research and experimental development (SRED) claim for 2006 fiscal year.  Starting in Q1 2006, the development department focused a portion of their work effort towards completing modifications to our products for RSA Security.  In the past, this department’s time has been spent conducting research and developing our products for general availability.  During 2006, product development costs of $730,000 were reallocated from research and development to cost of revenues.  Costs were further reduced in 2006 by $288,000 from the receipt of funds for our scientific research and experimental development (SRED) claim for the 2003, 2004 and 2005 fiscal years.

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

Other Income

Foreign exchange losses were $71,000 for the year ended December 31, 2007 compared to $18,000 for 2006.  During 2007, the U.S./Canadian dollar exchange rate changed from approximately 1.17 to 1.01.  As we have the majority of our expenses in Canadian dollars, these foreign exchange swings negatively impact our operating results.  We earned interest and other income of $246,000 during 2007 compared to $118,000 for 2006 through investing our excess cash

Net Loss

We reported a net loss for the year ended December 31, 2007 of $3,433,000 compared to $3,451,000 for 2006.  These net losses include stock-based compensation expense relating to the issuance of options and warrants of $1,543,000 and $906,000 during 2007 and 2006, respectively.  Due to the significant increase in our revenues, the net loss has decreased despite increased expenses.  The large increase in expenses is due primarily to (i) the increase in our number of employees from 29 to 36 as the Company focuses on activities to generate and service revenues from our new product offerings, (ii) the one time severance expense of $512,000 related to the former CEO and (iii) $391,000 relating to litigation settlement.  Loss per share for 2007 was $0.09 compared to $0.12 in 2006 based on a weighted average of 36,872,000 and 28,740,000 common shares, respectively.

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

Allowance for doubtful accounts

The Company has an accounts receivable balance of $nil at December 31, 2008 (2007 – $123,000).  The valuation of accounts receivable requires significant estimates to be made by management and the valuation of these balances could have an impact on the Company’s consolidated financial statements.  These accounts receivable are comprised of amounts arising from contractual arrangements with major health care, identity management, financial and mobile network and security service providers.  The Company determines an allowance for doubtful accounts based on knowledge of the financial conditions of its customers, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience.  At December 31, 2008, management has consistently applied this methodology and the Company has had a history of minimal bad debt loss.  A change in any of the factors impacting the estimate of the allowance for doubtful accounts will directly impact the amount of bad debt expense recorded in general and administrative expenses.

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

Stock based compensation

The Company records stock based compensation expense over the vesting period of the options based on the estimated fair value of the stock options granted.  The Company’s policy is to determine the exercise price of an option based on the greater of the average trading price for five days prior to the grant and the trading price for the day prior to the grant.  The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options on the grant date and the amount is expensed over the vesting period of the stock options.  The assumptions used in the calculation of fair value include the risk free interest rate, dividend yield, volatility factor and expected life of the options.

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

Revenue Recognition

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

The Company enters into software license agreements that provide for future license payments to be made based on the number of users.  Customers who exceed their licensed fixed level of users are required to pay additional license fees.  Revenue associated with additional users is recognized when the amount becomes determinable, and when the requirements of revenue recognition as set out above have been met.  Fees related to contracts that require the company to deliver unspecified additional products are deferred and recognized ratably over the contract term.

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

In determining whether the services are essential to the functionality of its software, the Company applies the criteria in SOP 97-2.  When the services are considered essential to the functionality of the software, the Company recognizes both the software product revenue and services revenue under the proportional performance method based on direct labour costs incurred to date as percentage of total estimated direct labour costs to complete the project as this better reflects the pattern in which the Company’s obligations to its customers are fulfilled and revenue is earned. When services are not considered essential, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. VSOE used in determining the fair value of license revenue is based on the price charged by the Company when the same element is sold in similar quantities to a customer of similar size and nature.  VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete the task.  VSOE used in determining the fair value of maintenance and technical support is based on annual renewal rates.  The revenue allocable to the software license is recognized when the product revenue criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.  In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.  For arrangements containing multiple elements wherein VSOE of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until VSOE of fair value exists or all elements have been delivered.

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

Adoption of New Accounting Pronouncements

In December 2006, The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1535, Capital Disclosures, which provides standards for disclosures regarding a company's capital and how it is managed.  Enhanced disclosure with respect to the objectives, policies and processes for managing capital and quantitative disclosures about what a company regards as capital is required.  These recommendations were effective for the Company beginning January 1, 2008.  The additional disclosures required as a result of adoption of this standard, is included in note 11.

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments - Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards were effective for the Company beginning January 1, 2008.  Section 3862 requires disclosure about the significance of financial instruments on the entity's financial position and performance, the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, gains and losses, and circumstances in which financial assets and financial liabilities are offset.  The additional disclosures required as a result of adoption of these standards, are included in notes 2 and 13.

5-B.

Liquidity and Capital Resources

Quarter ended December 31, 2008 compared to quarter ended December 31, 2007

The net change in cash and cash equivalents for the fourth quarter of 2008 was $71,000 compared to $(524,000) for the fourth quarter of 2007.  The Q4 2008 increase is largely due to cash provided by operations of $76,000, including a foreign exchange gain of $616,000, offset by a reduction in working capital of $(869,000).  The Q4 2007 decrease includes the $625,000 litigation settlement payment with Instant Publisher.

Year ended December 31, 2008 compared to year ended December 31, 2007

Cash and cash equivalents at December 31, 2008 were $12,075,000 compared with $8,394,000 at December 31, 2007.  The net change in cash and cash equivalents for 2008 was an increase of $3,681,000 compared to an increase of $3,248,000 for 2007.  The fiscal 2008 increase was largely due to the exercise of warrants in an amount of $1,773,000 and cash provided by operations of $1,938,000.  Of the $5,000,000 invoiced to AllOne in September 2008, $2,400,000 has been recognized as revenue, with the remaining $2,600,000 is shown in deferred revenue on the balance sheet.  The fiscal 2007 increase was largely due to the $5,000,000 BCNEPA private placement discussed below.  This was offset by operating activities which used cash in an amount of $2,200,000, including the reversal of $808,000 in deferred revenues from the recognition of the Q4 2006 BCNEPA cash receipt of $900,000 into revenues in 2007.  Cash used in investing activities for 2008 and 2007 is solely the result of the purchase of capital assets of $30,000 and $111,000, respectively.

In June 2008, Mr. Wahbe exercised 2,300,000 shares purchase warrants at $0.75 per share for gross proceeds of $1,725,000.  In August 2007 we completed a private placement of 6,756,757 Diversinet common shares to BCNEPA at $0.74 per share, for gross proceeds of $5,000,000.

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

We believe that our cash and cash equivalents as at December 31, 2008 of $12,075,000 is sufficient to meet our short-term working capital requirements for the next twelve months.  We may need to raise additional amounts to meet future working capital requirements through private or public financings, strategic relationships or other arrangements.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Our failure to either raise capital when needed or to generate revenues could leave us with insufficient resources in the future to sustain our operations beyond the next twelve months.

The following table presents unaudited selected financial data for each of the last eight quarters ending December 31, 2008:

	Revenue for the period	Net income (loss) for the period	Net income (loss) per share
	($000’s)	($000’s)	($)
December 31, 2008	1,924	272	0.01
September 30, 2008	1,784	142	0.00
June 30, 2008	565	(1,205)	(0.03)
March 31, 2008	342	(1,159)	(0.03)
December 31, 2007	1,352	(1,326)	(0.03)
September 30, 2007	1,262	(730)	(0.02)
June 30, 2007	1,017	(1,045)	(0.03)
March 31, 2007	905	(331)	(0.01)

5-C.

Research and Development, Patents and Licenses, et cetera

We plan to continue to invest in research and development for our mobile device security products based on the technology we purchased in 1996, and we anticipate spending approximately $3,236,000 in the year ending December 31, 2009 in connection with these efforts.  We expect to allocate the majority of funds to salary payments to staff for the continued research and development of our security product suite.  We cannot reasonably estimate when the benefits, if any, of the continued development costs will be realized.  We also cannot reasonably estimate whether any of the continuing development costs will result in revenue for us, or whether additional sources of funding will be available if continued development of the technology is unsuccessful.

5-D.

Trend Information

At this time, we cannot identify any known trends that are reasonably likely to have a material effect on our business due to a number of factors.  We currently have a number of customers that are using our products for pilot projects or are in commercial deployment.  We often enter into multi-year contracts with customers that often have minimum threshold amounts due to us.  While these contracts can provide us with multiple year revenue streams, these contracts often have a risk of cancellation if there is slow customer adoption.  The sales cycle can take a significant amount of time.  In addition to customer constraints, such as budgetary restrictions, the integration process required to make our products function properly within a customer’s specific application may be complex.  Mobile data commerce applications are also in their infancy, and the need for security applications is dependent on the adoption of these applications by consumers.

Our revenue model consists of (i) license fees from the licensing of our product suite which are one-time fees typically recorded upon execution of the license agreement, (ii) subscription revenues, where the relevant total fee would be recognized ratably over the non-cancelable term of the arrangement, (iii) consulting revenues, as employees and subcontractors provide services to our customers, which are recognized on a time and materials basis, or on a percentage of completion basis, depending on the contract, as employees and subcontractors provide services (iv) recurring royalties from the provision of certificates and permits, and (v) annual support fees.  As our business evolves, we expect that most of our revenue will be generated through recurring royalties.  This revenue stream is dependent on the adoption of transaction-based applications over wireless networks and therefore cannot be accurately projected at this time.

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

5-F.

Tabular Disclosure of Contractual Obligations

We are committed under operating leases for a total amount of approximately $650,087.  The minimum payments due in each of the following years are as follows:

Contractual obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Operating lease obligations	650,087	195,304	390,210	64,573	-
Total	$650,087	$195,304	$390,210	$64,573	-

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6-A.

Directors and Senior Management

Set forth below is information concerning our executive officers and directors as of February 22, 2009:

#

Name	Position	Age
Ravi Chiruvolu	Director	40
David Hackett	CFO and Secretary	44
Gregory Milavsky	Director	47
William Reed	Director	57
Philippe Tardif	Director	48
Albert Wahbe	CEO and Chairman	64
James Wigdale, Jr.	Director	48

The following sets forth certain information about each of our directors and executive officers:

Ravi Chiruvolu, 40, has served as a director since July 2006.  Mr. Chiruvolu runs Top Shelf Capital, a venture fund focused on increasing shareholder value for small cap public companies.  Prior to this, Mr. Chiruvolu was a managing director at Charter Venture Capital, where he ran a $150m early stage fund.  He holds an MBA from Harvard Business School and a Bachelor of Science and a Master of Science in Engineering from MIT.  Mr. Chiruvolu is a leader in the venture capital industry as well as PIPE investing, and has written numerous articles in the Venture Capital Journal and spoken at several conferences on the topics.

David Hackett, 44, has served as Chief Financial Officer and Corporate Secretary since March 2002.  Previously, Mr. Hackett was CFO of a technology and service provider to electronic marketplaces, where he oversaw start-up operations, public financing and acquisitions.  Mr. Hackett has also held senior financial management positions at EveryWare Development, Alliance Atlantis Communications and Entertainment Information Services Ltd.  Mr. Hackett is a CA and holds an MBA from the University of Western Ontario.

Gregory Milavsky, 47, has served as a Director since April 2007.  Mr. Milavsky has over 20 years of corporate finance, investment banking and private equity experience in Toronto, London, New York and Tokyo.  He was Associate Director of Corporate Finance with CIBC Limited, Investment Banker with James D. Wolfensohn Incorporated, Senior Vice President and Director with Rothschild Canada, Chief Executive of Rothschild Quantico Capital, Managing Director and Group Head of Scotiabank Private Equity Investments and is currently Senior Advisor of Canterbury Park Capital.  He holds an MBA with distinction from the Harvard Graduate School of Business Administration and a bachelor of applied science degree in civil engineering from the University of Toronto.

William Reed, 57, has served as a Director since August 2007.  Mr. Reed is executive vice president for Hospital Service Association of Northeastern Pennsylvania (HSA of NEPA) d/b/a Blue Cross of Northeastern Pennsylvania (BCNEPA), and President and Chief Executive Officer of AllOne Health Group (AHG), a wholly-owned subsidiary of HSA of NEPA.  Prior to joining BCNEPA, Mr. Reed held numerous management positions in healthcare provider organizations including Gentiva Health Services, Quantum Health Resources, and Geisinger Health System.  Mr. Reed received his Bachelor of Science in business administration from Drexel University and his Master of Science in computer science from Rutgers University.

Philippe Tardif, 48, has served as a Director since March 2007.  Mr. Tardif is a partner at the law firm Borden Ladner Gervais LLP and specializes in securities law and capital markets transactions.  He also advises on corporate governance matters and acts as advisor to special committees and boards of directors.  A past member of the Securities Advisory Committee to the Ontario Securities Commission and a member of the Securities Law Subcommittee of the Ontario Bar Association, Mr. Tardif was called to the Ontario Bar in 1987.

Albert Wahbe, 64, (Chairman) has served as a Director since July 2006 and CEO since April 2007.  Mr. Wahbe was previously Executive Vice President and Group Head, Global Transaction Banking at Scotiabank, where he led the evolution of e-commerce and e-banking to provide Global Business solutions.  Mr. Wahbe was also CEO of e-Scotia, where he developed Scotiabank’s Internet banking, e-commerce, wireless, telephone banking and smart card technologies for consumers.  Prior to Scotiabank, Mr. Wahbe held senior management positions in marketing and technology operations at I.B.M. Canada.  Mr. Wahbe graduated from the Harvard University Graduate School of Business in 1998, completing the Advanced Management Program and International Senior Management Program.

James (‘Jay’) Wigdale Jr., 48, has served as a Director since January 2005 and a consultant from April 2007 to October 2008.  Mr. Wigdale founded Lakefront Partners, LLC, a money-management firm, in 1998 and is the firm’s Chief Investment Officer.  Prior to founding Lakefront, he was senior VP of Institutional Sales and Regional Manager for Robert W. Baird & Co.  Mr. Wigdale was also the VP of Corporate Banking from 1984 to 1990 at Barnett Bank, Inc. (now Bank of America).  He holds a Bachelor of Science (Marketing) degree from Miami University of Ohio.

6-B.

Compensation Discussion and Analysis

The following table and notes show the executive compensation paid or accrued by us during the year ended December 31, 2008 to our Chief Executive Officer, our Chief Financial Officer and the three other most highly compensated executive officers of the Corporation (the “Named Executive Officers”) whose total compensation exceeded Cdn$150,000:

	Annual Compensation (Cdn$)			Long Term Compensation	Total Compensation
Name and Principal Position	Salary	Bonus(6)	Other Annual Compensation	Options/ (Cdn$)	(Cdn$)
Albert Wahbe Chief Executive Officer	164,410(1)	92,568	72,000	1,550,000/850,408	1,179,386
David Hackett Chief Financial Officer	180,000(2)	40,000	55,541(7)	450,000/264,428	539,968
David Annan Chief Technology Officer	200,000(3)	32,000	44,433(7)	200,000/114,184	390,617
Salah Machani SVP, Architecture & Development	170,000(4)	34,000	47,210(7)	200,000/114,184	365,394
John Couse SVP, Business Development	154,782(5)	142,414	23,142(7)	200,000/114,184	434,522

(1)

Mr. Wahbe is currently being compensated at the rate of Cdn$300,000 per year, payable by the issuance of up to 300,000 common shares per annum.  See “Employment Agreements”.

(2)

Mr. Hackett is currently being compensated at the rate of Cdn$190,000 per annum.  See “Employment Agreements”.

(3)

Mr. Annan is currently being compensated at the rate of Cdn$200,000 per annum.  See “Employment Agreements”.

(4)

Mr. Machani is currently being compensated at the rate of Cdn$180,000 per annum. See “Employment Agreements”.

(5)

Mr. Couse is currently being compensated at the rate of Cdn$170,000 per annum.  The Bonus amounts relate to commissions on sales.  See “Employment Agreements”.

(6)

Bonus allocations, if any, are determined annually at the discretion of the board of directors on the recommendation of the Compensation Committee.  Bonuses are paid and recorded as compensation in the fiscal year they are paid or following the year in which they are earned as the determination is made by the Board in the following year.  In the case of Mr. Wahbe, his bonus is payable in common shares (see Employment Agreements for further discussion).

(7)

Other annual compensation, if any, are common share awards.  The Company believes that by paying part of the annual bonuses in common shares that management’s interests through the ownership in the Company are more aligned with shareholders’ interests.

There were no long-term incentive awards other than stock options made to the executive officers listed above during the fiscal year ended December 31, 2008.  There are no pension plan benefits in place for our executive officers and none of our senior officers or directors is indebted to us.  Termination and change of control benefits are described below in “Employment Agreements”.  Further discussion of the rationale for compensation is included below in the Section 4C “Compensation Committee”.

Employment Agreements

We entered into an employment agreement with Albert Wahbe, Chief Executive Officer as of April 2008.  The three year employment agreement is renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation consists of salary of Cdn$300,000 in the first year and Cdn$450,000 in subsequent years and is payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to Cdn$200,000 in the first year and Cdn$300,000 in subsequent years and is payable through the issuance of up to an additional 200,000 common shares of Diversinet annually as determined by Diversinet’s Board of Directors.  Mr. Wahbe is also entitled to reimbursement of up to Cdn$6,000 per month in expenses.  The agreement is renewable after three years at the discretion of the Board and may be terminated upon payment of the remaining balance of the agreement, and payment of 24 months’ salary and bonus upon termination as a result of a change-in-control or a change in responsibilities following a change-in-control within 12 months of a change of control.  All unvested options shall vest upon a change of control.  The employment agreement also contains certain change of control provisions and non-disclosure provisions.

We entered into an employment agreement with David Hackett, effective April 1, 2008, as amended, replacing an employment agreement effective January 1, 2005, as amended, which provides for an annual base salary of Cdn$190,000 and a performance bonus of Cdn$100,000, payable upon the achievement of corporate objectives.  The contract provides for payment of twelve months’ salary and bonus upon termination of employment, and payment of 18 months’ salary and bonus upon termination as a result of a change-in-control or a change in responsibilities following a change-in-control within 18 months of a change of control.  All unvested options shall vest upon a change of control.  The employment agreement also contains certain change of control provisions, non-disclosure provisions and is renewable annually, subject to certain termination provisions.

We entered into an employment agreement with David Annan, effective January 3, 2005, amended on April 17, 2006 which provides for an annual base salary of Cdn$200,000 and a performance bonus of Cdn$80,000, payable upon the achievement of corporate objectives.  The contract provides for payment of six months’ salary and bonus upon termination of employment.  The employment agreement also contains certain change of control bonuses, including the payment of termination pay equal to twelve months if the employee is terminated within twelve months of a change of control, non-disclosure provisions and is renewable annually, subject to certain termination provisions.

We entered into an employment agreement with Salah Machani, effective June 1, 2007, replacing an employment agreement effective December 1, 2000, as amended which provides for an annual base salary of Cdn$180,000 and a performance bonus of $85,000, payable upon the achievement of corporate objectives.  The contract provides for payment of six months’ salary upon termination of employment.  The employment agreement also contains certain change of control bonuses, including the payment of termination pay equal to twelve months if the employee is terminated within six months of a change of control, non-disclosure provisions and is renewable annually, subject to certain termination provisions.

We entered into an employment agreement with John Couse, effective April 1, 2008, as amended, replacing an employment agreement effective January 1, 2005, as amended, which provides for an annual base salary of Cdn$170,000 and sales commissions consistent with standard terms and conditions in the Diversinet Sales Commission Program.  The contract provides for payment of three months salary upon termination of employment.  The employment agreement also contains certain change of control payments, including the payment of termination pay equal to three months if the employee is terminated within 24 months of a change of control, non-disclosure provisions and is renewable annually, subject to certain termination provisions.

Compensation of Directors

On November 5, 2008 the Company issued a total of 322,580 common shares to non-management board members in lieu of cash compensation.  Additionally, on January 2, 2008, each non-management board member also received 50,000 options to purchase common shares at $0.49 per common share in accordance with our Amended and Restated Stock Option Plan.  Our directors received no compensation during fiscal 2008 for attending meetings of the board of directors or a committee of the board of directors.

#

Director Name	Equity Paid	Options	Other	Total Compensation
	US$	US$	US$	US$
Ravi Chiruvolu	38,629	19,735		58,364
Gregory Milavsky	38,629	19,735		58,364
William Reed	38,629	19,735		58,364
Philippe Tardif	38,629	19,735		58,364
Albert Wahbe	-	19,735	(1)	19,735
James Wigdale, Jr.	8,870	19,735	369,767 (2)	398,372

(1)

Mr. Wahbe is currently being compensated as Chief Executive Officer.  See discussion above and “Employment Agreements”.

(2)

During the second quarter of 2007, Mr. Wigdale began performing services for the Company in a sales capacity for a period of one year to March 31, 2008.  From April to October 2008, Mr. Wigdale has provided services on a monthly retainer basis.  During October 2008 Mr. Wigdale completed his services to Diversinet and the parties entered into a Termination and Release Agreement.  During 2008, the Company paid Mr. Wigdale $370,000 in salary, commissions and severance.

Options to Purchase Our Securities

Our Amended and Restated Stock Option Plan was established on October 15, 1993 and was amended on February 4, 1997, April 16, 1999, May 15, 2000, January 22, 2003, August 15, 2003, February 22, 2005, February 22, 2006, May 2, 2007 and May 13, 2008.  Under our share option plan, options for up to a specified maximum limit of 9,558,476 (to be a net amount of 8,500,000, being 9,558,476 in aggregate available under the Plan less the 1,058,476 issued on exercise of options to date) common shares may be granted from time to time by the board of directors to our directors, officers, employees and consultants of us and any of our subsidiaries.  Options granted under our share option plan generally have an exercise price equal to the greater of (i) the closing price of the common shares on the day immediately proceeding the day of the grant, and (ii) the weighted average price over the preceding five trading days of the grant and generally will be exercisable quarterly over a two-year period and will expire after five years.

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

As at February 19, 2009, there were a total of 6,508,850 options to purchase common shares outstanding under our share option plan at exercise prices ranging from $0.36 to $1.90 with expiration dates ranging from December 31, 2009 to February 1, 2014.  The directors and officers as a group hold options to purchase 2,810,000 of our common shares.  The following table provides details on the share options granted to our directors, officers, employees and consultants under the terms of our share option plan as at February 19, 2009.

Share Options Outstanding
Optionee	Total number of common shares subject to option	Share exercise price	Expiration date
Directors and Officers	2,810,000	$0.40 to $0.83	12/31/2009 – 05/12/2013
Employees and Consultants	3,698,850	$0.36 to $1.90	12/31/2009 – 02/01/2014

6-C.

Board Practices

Statement of Corporate Governance Practices

A description of the Company's corporate governance practices is set out below in response to the requirements of National Instrument 58-101 (Disclosure of Corporate Governance Practices) of the Canadian Securities Administrators (“NI 58-101”).

Board of Directors

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

The Board has delegated to the Chief Executive Officer and senior management the responsibility for day-to-day management of the business of Diversinet, subject to compliance with the plans approved from time to time by the Board of Directors.  In addition to those matters which must by law or by the Articles of the Company be approved by the Board, the Board retains responsibility for significant changes in the Company’s affairs such as approval of major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures.

The Board oversees the identification of the principal risks of the Company’s business and the implementation by management of appropriate systems to manage such risks.  The Board reviews from time to time organizational matters such as succession planning.  Given current management’s tenure, their vast experience and low turnover, succession planning is not seen as critical at the present time by the Board.

The following directors are “independent” pursuant to NI 58-101: Ravi Chiruvolu, Gregory Milavsky, Philippe Tardif, and William Reed.  Albert Wahbe is not independent, as he is Chairman and Chief Executive Officer of the Company.  James Wigdale is not independent as he received more than $75,000 in consulting fees from the Company.

Directorships

None of the directors is presently a director of any other issuer that is a reporting issuer (or the equivalent) in any jurisdiction.

Orientation and Continuing Education

The Board of Directors of the Company takes the following steps to ensure that all new directors receive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Company.

The first step is to assess a new director’s set of skills and professional background.  This allows the orientation to be customized to that director’s needs since different information regarding the nature and operations of the Company’s business will be necessary and relevant to each new director.  Once determined, one or more existing directors, who may be assisted by the Company’s management, provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

Orientation and education of directors is an ongoing matter.  As such, ongoing informal discussions between management and members of the Board are encouraged and visits to the Company’s operations are organized.

Ethical Business Conduct

The Company is committed to promote the highest standard of ethic and integrity in the pursuance of all of its activities.  Furthermore, the directors, officers and employees of the Company are expected to act and to hold their office within the best interests of the Company.  The Company expects that all directors shall act in compliance of all laws and regulations applicable to their office as director of the Company.

In the event any transactions or agreements occur in respect of which a director or executive officer has a material interest, the matter must be reviewed by the Board of Directors.  The Board may implement any measures that it finds necessary in order to ensure the exercise of independent judgment.  In the event a director has a material interest in any transaction or agreement, such Director will abstain from voting in that regard.

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

Nomination of Directors

The Governance Committee assists the Board of Directors in seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement.  During 2008, the Governance Committee was satisfied with the composition of the Board and qualifications of the Directors and has not needed to identify new candidates for Board nomination.

Assessments

The Governance Committee is responsible for assessing the individual and collective effectiveness of the Board.

Compensation

It is the responsibility of the Compensation Committee to determine the level of compensation and to develop recommendations for stock option grants for approval by the Board of Directors in respect of our senior executives with a view to providing such executives with a competitive compensation package having regard to performance.  For further discussion regarding compensation see the “Compensation Committee” section below.

Other Board Committees

The Board has three standing committees: the Audit Committee, the Compensation Committee and the Governance Committee.  Discussion regarding the committees and their functions is detailed below.

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

The members of the Audit Committee are Gregory Milavsky (Chair), Ravi Chiruvolu and Philippe Tardif, all of whom are non-management directors and are “independent” directors, as such term is defined in National Instrument 52-110 regarding Audit Committees.  To carry out its responsibilities, the Audit Committee held four meetings during the year ended December 31, 2008, four meetings during the year ended December 31, 2007, and four meetings during the year ended December 31, 2006.

Compensation Committee

Overview and Philosophy

The Compensation Committee is comprised of two directors.  It is the responsibility of the Compensation Committee to determine the level of compensation and to develop recommendations for stock option grants for approval by the Board of Directors in respect of our senior executives with a view to providing such executives with a competitive compensation package having regard to performance.  Performance is defined to include achievement of our strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors.  The members of the Compensation Committee are Ravi Chiruvolu (Chair) and Gregory Milavsky.

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

The purpose of annual performance incentive compensation is to provide cash and or stock compensation that is at-risk on an annual basis and is contingent on the achievement of annual business and operating objectives.  Annual incentives measure business performance and individual performance, and are designed to provide a pay-out scale with high upside opportunity for high performance and zero pay out for low performance.  The Compensation Committee sets targets for executive bonuses each year and the pay out of those bonuses, if any, is determined based on our operating results, the executive’s measurable contribution to our success, and bonus levels of similar positions with comparable companies in the industry.  During fiscal 2008, the CEO and CFO were evaluated on (i) developing new products/solutions and upgrades to existing products and services to keep up with evolving market demands; (ii) executing successful customer deployments and having satisfied end-users; (iii) attaining revenue targets; (iv) attaining year end cash targets; (v) developing company leadership, sales management, motivation; and (vi) providing ongoing effective policies and controls to govern the day to day operation of the company.

For the year ending December 31, 2008, the Compensation Committee recommended and approved a total of $40,000 and 320,000 shares for the executive team out of a potential total bonus pool of $40,000 and 320,000 shares or 100% of the potential total bonus pool.  During 2008, the Company delivered new products and revenue contracts that reflect the view of both management and the Compensation Committee that executive bonuses should be based on the factors described above.  There are currently no guaranteed executive bonuses for 2009 or beyond.  Furthermore, subsequent to December 31, 2008, there have been no new decisions or policies that materially affect the compensation paid during 2008.

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

Chief Executive Officer Compensation

The Chief Executive Officer’s compensation is paid in accordance with the terms of his employment agreement for an annual salary of Cdn$300,000 in the first year and Cdn$450,000 in subsequent years and is payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to up to Cdn$200,000 in the first year and up to Cdn$300,000 in subsequent years and is payable through the issuance of up to 200,000 Diversinet common shares annually as determined by Diversinet’s Board of Directors.  Mr. Wahbe is also entitled to reimbursement of up to Cdn$6,000 per month in expenses. In addition, Mr. Wahbe participates in the Amended and Restated Stock Option Plan.

The Compensation Committee did not directly base Mr. Wahbe’s bonus and option grants on rates for comparable employers, although the Compensation Committee did consider the compensation of CEOs of other issuers in the same industry in determining Mr. Wahbe’s overall compensation.  In addition, Mr. Wahbe is entitled to participate in our bonus plan and stock option awards as part of his compensation.  In April 2008, Mr. Wahbe received options to purchase 1,500,000 common shares at $0.55 per share, vesting annually in arrears over a four year period.  In the financial year ended December 31, 2007, Mr. Wahbe was granted 50,000 options to purchase Common Shares.  Furthermore, in January 2008, Mr. Wahbe was granted 50,000 options to purchase Common Shares.  The historical stock option awards to Mr. Wahbe are consistent with our compensation philosophy, which is to tie a portion of the Chief Executive Officer’s compensation to corporate performance and the achievement of growth in shareholder value.

Governance Committee

The Governance Committee is comprised of three non-management directors.  The Governance Committee assists the Board of Directors in fulfilling its oversight responsibilities related to seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement.  The members of the Governance Committee are Philippe Tardif (chair), Gregory Milavsky and William Reed.

6-D.

Employees

As of the February 19, 2009, we have two senior officers, 36 employees and 3 contractors.  All of our senior officers are located in Toronto.  Of our 36 employees, 28 are in research and development (of which eight hold advanced degrees in science or business), 4 are in sales and marketing and 4 are in finance and administration.

We currently have one employee in the United States and 35 in Canada.  Our employees are not unionized.  We believe that our relations with our employees are good.  We enter into employment contracts with most of our officers, managers and employees, which contain a non-compete clause both for the period of their employment with us and for one year thereafter.

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

As of February 19, 2009, we had 47,031,935 common shares outstanding.

The following table shows the ownership of our common shares as of February 19, 2009 of:

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

Name	Number of Shares Owned(1)	Number of Options or Warrants Owned	Options Represent	Percentage of Outstanding Shares
Ravi Chiruvolu	272,312	60,417 options

 The vested and immediately exercisable portion of options to purchase an aggregate of 50,000 common shares at a purchase price of $0.49 and 50,000 common shares at a purchase price of $0.83 per share.  The balance of these options vest at the rate of 12.5% per quarter beginning July 3, 2007.

				0.7% *
David Hackett	446,365	470,417 options	The vested and immediately exercisable portion of options to purchase an aggregate of 760,000 common shares at purchase prices ranging between $0.40 and $0.83 per share. The balance of these options vest at the rate of 12.5% per quarter beginning July 3, 2007.	1.9%
Hospital Service Association of Northeastern Pennsylvania, d/b/a Blue Cross of Northeastern Pennsylvania	6,937,402	31,250 options	The vested and immediately exercisable portion of options to purchase 50,000 common shares at a purchase price of $0.49 per share. The balance of these options vest at the rate of 12.5% per quarter beginning January 2, 2008.	14.8%
Gregory Milavsky	180,645	60,417 options

The vested and immediately exercisable portion of options to purchase an aggregate of 50,000 common shares at a purchase price of $0.49 and 50,000 common shares at a purchase price of $0.83 per share.  The balance of these options vest at the rate of 12.5% per quarter beginning July 3, 2007.

				0.5% *
Philippe Tardif	180,645	60,417 options

The vested and immediately exercisable portion of options to purchase an aggregate of 50,000 common shares at a purchase price of $0.49 and 50,000 common shares at a purchase price of $0.83 per share.  The balance of these options vest at the rate of 12.5% per quarter beginning July 3, 2007.

				0.5% *
Albert Wahbe	7,875,000	247,917 options	The vested and immediately exercisable portion of options to purchase an aggregate of 50,000 common shares at a purchase price of $0.49, 50,000 common shares at a purchase price of $0.83 per share and 1,500,000 common shares at a purchase price of $0.55 per share. The balance of these options vest at the rate of 12.5% per quarter beginning July 3, 2007.	17.2%
Lakefront Partners, LLC and James B. Wigdale, Jr. (2)	5,061,034	60,417 options	The vested and immediately exercisable portion of options to purchase an aggregate of 50,000 common shares at a purchase price of $0.49 and 50,000 common shares at a purchase price of $0.83 per share. The balance of these options vest at the rate of 12.5% per quarter beginning July 3, 2007.	10.9%
All Officers and Directors as a group (7 persons)	20,953,403	991,250		45.7%
* Less than 1%

(1)

In July 2008, Ravi Chiruvolu, David Hackett, Greg Milavsky, Hospital Service Association of Northeastern Pennsylvania, Philippe Tardif, Albert E. Wahbe and James Wigdale, Jr. entered into a Escrow Agreement with Computershare Investor Services Inc. pursuant to the TSX Venture Exchange requirements to escrow 16,103,039 common shares in aggregate.  Under the Escrow Agreement, the release schedule is set to release approximately 25% of the restricted shares upon each of (i) listing with the TSX Venture Exchange and (ii) 6 months, (iii) 12 months and (iv) 18 months after initial listing.

(2)

Mr. Wigdale is the control person of Lakefront Capital Management, LLC, the manager of Lakefront Partners, LLC.  Both Lakefront Partners, LLC and Mr. Wigdale have offices located at 205 E. Wisconsin Avenue, Suite 210, Milwaukee, WI 53202.  Lakefront Partners, LLC and Mr. Wigdale may be deemed to be acting jointly or in concert in respect to their security holdings of Diversinet.

7-B.

Related Party Transactions

During the years ended December 31, 2008 and 2007, the Company engaged in transactions in the normal course of operations with related parties.  These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

During the second quarter of 2007 Albert Wahbe was appointed Chief Executive Officer.  In April 2008, Mr. Wahbe entered into a three year employment agreement, renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation consists of salary of up to Cdn$300,000 in the first year and up to Cdn$450,000 in subsequent years and is payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to up to Cdn$200,000 in the first year and up to Cdn$300,000 in subsequent years and is payable through the issuance of up to 200,000 Diversinet common shares annually as determined by Diversinet’s Board of Directors.  Mr. Wahbe is also entitled to reimbursement of up to Cdn$6,000 per month in expenses.  Furthermore in April 2008, Mr. Wahbe received options to purchase 1,500,000 common shares at $0.55 per share, vesting annually in arrears over a four year period.  During the first quarter of 2008 Mr. Wahbe received 50,000 options.  During 2008 Mr. Wahbe received 500,000 common shares and Cdn$72,000 in compensation as CEO.  On June 30, 2008 Mr. Wahbe exercised 2,300,000 share purchase warrants at $0.75 per share for gross proceeds of $1,725,000.  A further 2,300,000 share purchase warrants at $0.90 expired unexercised.  As of December 31, 2008, Albert Wahbe owns 7,875,000 common shares and 1,600,000 options, representing approximately 19% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

During 2008 HSA received 50,000 options and 80,645 Diversinet common shares in regards to compensation for William Reed’s participation on the Diversinet Board of Directors.  As part of the August 2007 private placement, HSA acquired 6,756,757 common shares.  As at December 31, 2008, HSA owns 6,937,402 common shares and 50,000 options representing approximately 15% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

In September 2008, Diversinet entered into a five year license and revenue sharing agreement with AllOne Mobile Corporation (“AllOne”), a wholly owned subsidiary of AllOne Health Group, Inc. (“AHG”), who in turn is a wholly owned subsidiary of Hospital Service Association of Northeastern Pennsylvania d/b/a Blue Cross of Northeastern Pennsylvania (“HSA”) to cross license certain software and share revenues from the worldwide sales.  (Through a private placement in 2007, HSA acquired 6,756,757 Diversinet common shares.)  The parties have agreed to work exclusively on a worldwide basis with each other in sales activities for the combined software in the mobile personal health records and information market.  Under the five year agreement, Diversinet will receive $39.5 million as a minimum commitment from AllOne.  Furthermore, under the agreement, the parties have certain termination rights.  This agreement replaces the agreement with AllOne Health Group, Inc. signed in August 2007.  Also during the third quarter of 2008, Diversinet completed a $500,000 statement of work for AllOne in regards to work done for the TEPR (Towards the Electronic Patient Record) conference in May 2008.

During the second quarter of 2007, Mr. Wigdale began performing services for the Company in a sales capacity for a period of one year to March 31, 2008.  From April to October 2008, Mr. Wigdale has provided services on a monthly retainer basis.  During October 2008 Mr. Wigdale completed his services to Diversinet and the parties entered into a Termination and Release Agreement.  During 2008, the Company paid Mr. Wigdale $370,000 in salary, commissions and severance.  During the first quarter of 2008 Mr. Wigdale received 50,000 options.  During the second quarter of 2008 Mr. Wigdale was allocated options to purchase 600,000 common shares at $0.60 per share, vesting annually in arrears over a four year period.  These options were cancelled in October 2008 upon the completion of Mr. Wigdale’s services to the Company.  On June 30, 2008 666,667 share purchase warrants at $0.75 and $0.90 expired unexercised.  As at December 31, 2008, a company controlled by Mr. Wigdale owns 3,909,462 common shares, and Mr. Wigdale owns 1,151,872 common shares and 100,000 options, together representing approximately 11% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

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

ITEM 9

THE OFFER AND LISTING

9-A.  Offer and Listing Details

In April 2003, our common shares were posted for trading on the OTC Bulletin Board.  In July 2008, our common shares were posted for trading on the TSX Venture Exchange on Tier 1 as a technology issuer under the symbol DIV.

The following table lists the high, low and closing prices on the OTC Bulletin Board of our common shares for the last five fiscal years ended December 31:

OTC Bulletin Board Trading Activity
Year ended December 31,	High	Low	Closing	Trading Volume (000)
2008	$0.71	$0.26	$0.42	8,351
2007	$1.54	$0.45	$0.47	11,819
2006	$1.00	$0.31	$0.93	9,140
2005	$0.92	$0.27	$0.38	11,819
2004	$2.53	$0.34	$0.88	8,551

The following table lists the high, low and closing prices on the OTC Bulletin Board of our common shares for the last eight fiscal quarters:

OTC Bulletin Board Trading Activity
Quarter Ended	High	Low	Closing	Trading Volume (000)
December 31, 2008	$0.62	$0.26	$0.42	1,042
September 30, 2008	$0.71	$0.52	$0.65	1,160
June 30, 2008	$0.69	$0.36	$0.59	2,746
March 31, 2008	$0.60	$0.32	$0.40	3,403
December 31, 2007	$0.89	$0.45	$0.47	1,326
September 30, 2007	$0.87	$0.48	$0.80	2,376
June 30, 2007	$1.02	$0.70	$0.83	2,088
March 31, 2007	$1.54	$0.66	$0.85	6,029

The following table lists the high, low and closing prices on the OTC Bulletin Board of our common shares for the last six months:

OTC Bulletin Board Trading Activity
Month Ended	High	Low	Closing	Trading Volume (000)
January 2009	$0.45	$0.28	$0.36	139
December 2008	$0.50	$0.30	$0.42	228
November 2008	$0.50	$0.27	$0.27	138
October 2008	$0.62	$0.30	$0.48	676
September 2008	$0.71	$0.58	$0.65	836
August 2008	$0.70	$0.56	$0.56	173

The following table lists the high, low and closing prices on the TSX Venture Exchange of our common shares for the last six months:

TSX Venture Exchange Trading Activity (Prices in Cdn$)
Month Ended	High	Low	Closing	Trading Volume (000)
January 2009	n/a	n/a	n/a	n/a
December 2008	n/a	n/a	n/a	n/a
November 2008	$0.50	$0.395	$0.35	19
October 2008	$0.50	$0.39	$0.425	20
September 2008	$0.55	$0.50	$0.50	8
August 2008	n/a	n/a	n/a	n/a

Our common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services Inc. located in Toronto, Ontario, Canada, the registrar and transfer agent for our common shares.

On February 19, 2009, the shareholders’ list for our common shares showed 184 registered shareholders and 47,031,935 shares outstanding.  Of the 184 registered shareholders, 130 list U.S. addresses, showing ownership of an aggregate of 27,101,547 shares, representing 58% of our outstanding common shares.

We have not declared any dividends for the last eight years and do not anticipate that we will do so in the foreseeable future.  Our present policy is to retain future earnings, if any, for use in our operations and the expansion of our business.

9-B.  Plan of Distribution

Not Applicable.

9-C.  Markets

From April 30, 2003 to present our common shares have been trading on the OTC Bulletin Board under the symbol “DVNTF”.  In July 2008, our common shares were also posted for trading on the TSX Venture Exchange on Tier 1 as a technology issuer under the symbol “DIV”.

Prior to August 2000 our shares were also traded on the now defunct Canadian Dealers Network.

9-D.  Selling Shareholders

Not Applicable.

9-E.  Dilution

Not Applicable.

9-F.  Expenses of the Issue

Not Applicable.

ITEM 10.  ADDITIONAL INFORMATION

10-A.

Share Capital

General

Our authorized share capital consists of an unlimited number of common shares, no par value.  As of December 31, 2008, we had 47,031,935 common shares issued and outstanding.  We have no authorized preferred shares.

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

Warrants

We have outstanding warrants as at December 31, 2008 exercisable for up to an aggregate of 15,000 of our common shares at an exercise price of $1.90 per share.

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

10-C.

Material Contracts

In September 2008, Diversinet entered into a five year license and revenue sharing agreement with AllOne Mobile Corporation (“AllOne”), a wholly owned subsidiary of AllOne Health Group, Inc. (“AHG”), who in turn is a wholly owned subsidiary of Hospital Service Association of Northeastern Pennsylvania (“HSA”) to cross license certain software and share revenues from the worldwide sales.  (Through a private placement in 2007, HSA acquired 6,756,757 Diversinet common shares.)  The parties have agreed to work exclusively on a worldwide basis with each other in sales activities for the combined software in the mobile personal health records and information market.  Under the five year agreement, Diversinet will receive $39.5 million as a minimum commitment from AllOne.  Furthermore, under the agreement, the parties have certain termination rights.  This agreement replaces the agreement with AllOne Health Group, Inc. signed in August 2007.  Also during the third quarter of 2008, Diversinet completed a $500,000 statement of work for AllOne in regards to work done for the TEPR (Towards the Electronic Patient Record) conference in May 2008.

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

During the second quarter of 2007, Albert Wahbe, the Company’s Chairman, was appointed Chief Executive Officer.  In April 2008, Mr. Wahbe entered into a three year employment agreement, renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation consists of salary of up to Cdn$300,000 in the first year and up to Cdn$450,000 in subsequent years and is payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to up to Cdn$200,000 in the first year and up to Cdn$300,000 in subsequent years and is payable through the issuance of up to 200,000 Diversinet common shares annually as determined by Diversinet’s Board of Directors.  Mr. Wahbe is also entitled to reimbursement of up to Cdn$6,000 per month in expenses.  Furthermore in April 2008, Mr. Wahbe received options to purchase 1,500,000 common shares at $0.55 per share, vesting annually in arrears over a four year period.  During the first quarter of 2008 Mr. Wahbe received 50,000 options.  During 2008 Mr. Wahbe received 300,000 common shares (75,000 per quarter) in compensation as CEO and 200,000 common shares as a bonus.  On June 30, 2008 Mr. Wahbe exercised 2,300,000 share purchase warrants at $0.75 per share for gross proceeds of $1,725,000.  A further 2,300,000 share purchase warrants at $0.90 expired unexercised.  Mr. Wahbe brings seasoned leadership to Diversinet after a distinguished career as a senior executive at both Scotiabank and IBM.

In May 2007 we entered into a three year license and value added reseller (“VAR”) agreement with Intersections Inc. (“Intersections”) for our MobiSecure Wallet and MobiSecure Vault mobile secure access solutions.  Intersections is a leading provider of identity theft protection and credit management solutions for consumers.  MobiSecure Wallet and MobiSecure Vault will provide Intersections with a mobile security platform to offer its users secure and immediate access to a host of personal, financial, and insurance identity information, as well as other critical privileged data, thereby extending its current core offering and creating a host of new services that build closer, more personal and ‘sticky’ relationships with their more than five million users.  In December 2008, we amended the VAR agreement to change the contract term to November 2010.  This amendment provides for decreased minimum license fees over the next two years of $850,000 and $1,310,000 respectively.  The minimum license fees clause is cancellable after March 1, 2010 upon 90 days notice.

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

Passive Foreign Investment Company

As stated above, we believe that we will not be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Internal Revenue Code, for our fiscal years 2008 or 2007.

United States income tax legislation contains rules governing PFIC’s that can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders.  Section 1297 of the Internal Revenue Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and some types of rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  Based on these tests we do not meet the definition of a PFIC in 2000, 2001, 2002, 2003, 2004, 2005, 2006, 2007 or 2008.

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

10-I.

Subsidiary Information

Our consolidated financial statements include the accounts of Atria Limited, a 50% owned inactive joint venture that operated in Hong Kong and its wholly-owned inactive subsidiaries, Diversinet Corporation of America, a Delaware corporation, Diversinet Inc., an Ontario corporation, Diversinet (Israel) Ltd., an Israeli corporation and The Instant Publisher Ltd., a Barbados corporation, DSS Software Technologies, a California corporation and Caradas, Inc., a Delaware corporation.  For the fiscal year ended December 31, 2008, 2007 and 2006 our consolidated financial statements will also include Caradas, Inc., the wholly owned subsidiary we acquired in September 2003.

ITEM 11.  Quantitative and Qualitative Disclosure about Market Risk

We believe that inflation has not had a material impact on our results of operations for each of our fiscal years in the three-year period ended December 31, 2008.  However, there can be no assurance that future inflation would not have an adverse impact on our operating results and financial condition.  We have limited market risk exposure since we do not have any outstanding variable rate debt or derivative financial and commodity instruments as of December 31, 2008.

Since we currently earn revenues and incur expenses in United States dollars and Canadian dollars, exchange rates for these and other local currencies in countries where we may operate in the future may fluctuate in relation to the United States dollar and such fluctuations may have an adverse effect on our earnings or assets when Canadian or local currencies are exchanged for United States dollars.  During October 2008, we exchanged $10,000,000 into Cdn$12,940,000.  As the majority of our expenses are in Canadian dollars, and with the appreciation of the US/Cdn foreign exchange rate, we believe that this exchange was a prudent decision to match the longer term requirement for Canadian dollars to meet ongoing Canadian dollar expenses.  The Company does not have any foreign currency derivative instruments outstanding at December 31, 2008.  Losses and gains resulting from the translation of revenue and expenses denominated in foreign currencies into United States dollars have been included in our results of operations.  For the year ended December 31, 2008, we had a foreign exchange gain of $665,000 compared to a foreign exchange loss of $71,000 for the year ended December 31, 2007 and a loss of $18,000 for the year ended December 31, 2006.

ITEM 12.  Description of Securities Other than Equity Securities

Not Applicable.

PART II

ITEM 13.  Defaults, Dividend Arrearages and Delinquencies

None

ITEM 14.  Material Modifications to the Rights to Security Holders and Use of Proceeds

None

ITEM 15.  Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”) and Canadian securities laws, the Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2008, the latest completed fiscal year.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, due to the material weakness in internal controls over financial reporting set out below, the Company’s disclosure controls and procedures were not effective to provide reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act and Canadian securities laws is recorded, processed, summarized and reported as and when required and that it is accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  In light of this conclusion, we have applied compensating procedures and processes as necessary to ensure the reliability of our financial reporting including a review of all non routine and complex transactions with external advisers.  Accordingly, management believes, based on its knowledge, that (i) this report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were, not misleading with respect to the period covered by this report and, (ii) the financial statements, and other financial information included in this report, fairly present in all material respects our financial condition, results of operations and cash flows at, and for, the periods presented in this report.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.  In making this assessment, we used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management concluded that internal control over financial reporting is ineffective, as of December 31, 2008, because of the following material weakness.  Due to the limited number of staff, Diversinet’s finance staff does not have sufficient technical accounting knowledge to address all complex and non-routine accounting transactions that may arise.  These transactions are sometimes extremely technical in nature and require an in-depth understanding of GAAP.  As a result of this pervasive deficiency, these types of transactions may not be recorded correctly, potentially resulting in material misstatements of the financial statements of the Company.  To address this risk, the Company has a control whereby it consults with its auditors and advisors, as needed, in conjunction with the recording and reporting of complex and non-routine accounting transactions.  Management has concluded that this control was not operating effectively during the year as the Company did not consult with external advisors on certain complex and non-routine transactions and on certain of these transactions, errors were identified by our auditors. All material misstatements detected by the audit have been corrected by the Company.  Any changes in the staff complement will be dependant upon the growth of our operations and the number of our staff to allow further technical accounting knowledge to address all complex and non-routine accounting transactions.  Management will continue to review existing consultation controls and, if appropriate, implement changes to its current internal control processes whereby more effective consultation will be performed.

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

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16A.  Audit Committee Financial Expert

Messrs. Chiruvolu, Milavsky and Tardif, all of whom are non-management directors currently comprise the Audit Committee.  Mr. Milavsky is Chairman of the Audit Committee.

Mr. Milavsky has twenty years of corporate finance experience and is currently Senior Advisor of Canterbury Park Capital.  Prior to Canterbury, he was Associate Director of Corporate Finance with CIBC Limited, Investment Banker with James D. Wolfensohn Incorporated, Senior Vice President and Director with Rothschild Canada, Chief Executive of Rothschild Quantico Capital, Managing Director and Group Head of Scotiabank Private Equity Investments.  The Board has determined that Mr. Milavsky of the Audit Committee meets the requirements of an “audit committee financial expert”, as defined in Item 16A of Form 20-F.

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

ITEM 16 C.  Principal Accountant Fees and Services

KPMG LLP served as our auditors for the fiscal years ended December 31, 2008, December 31, 2007, December 31, 2006, December 31, 2005, December 31, 2004, December 31, 2003 and October 31, 2002.  The only fees paid to KPMG LLP were Audit Fees.

Audit Fees

KPMG LLP billed us $218,000 in fiscal 2008 ($203,000 in fiscal 2007) for professional services rendered for the audit of the Annual Consolidated Financial Statements and services that are normally provided in connection with statutory and regulatory filings.

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

ITEM 16 D.  Exemptions from the Listing Standards for Audit Committees

None

ITEM 16 E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

ITEM 16 F.  Change in Registrant’s Certifying Accountant.

Not Applicable.

ITEM 16 G.  Corporate Governance.

Not Applicable.

PART III

ITEM 17.  Financial Statements

Our financial statements have been prepared in accordance with Canadian GAAP.  These principles conform in all material respects with U.S. GAAP except as described in Note 14 to our 2008 consolidated financial statements.

Reference is made to our consolidated financial statements and related footnotes attached as an exhibit to this Report.

ITEM 18.  Financial Statements

We have elected to provide financial statements pursuant to Item 17.

ITEM 19.  Exhibits

Financial Statements:

•

KPMG LLP Auditors’ Report dated March 2, 2009

•

Consolidated Balance Sheets as at December 31, 2008 and December 31, 2007.

•

Consolidated Statements of Earnings and Deficit for the years ended December 31, 2008, 2007 and 2006.

•

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006.

•

Notes to Consolidated Financial Statements.

Exhibits:

1.1	Certificate of Incorporation (1)
4.1	Form of Employment Agreement with Albert Wahbe
4.2	Form of Amendment of License and VAR Agreement
4.2	Form of License and Revenue Share Agreement with AllOne Mobile Corporation(2)
4.3	Form of Stock Purchase Agreement for the June 30, 2006 private placement(3)
8	List of Subsidiaries
11.1	Code of Business Conduct and Ethics. (1)
12.1	Certification of the Chief Executive Officer Pursuant to Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer Pursuant to Sarbanes-Oxley Act of 2002.
13.1	Certification of Periodic Financial Report Pursuant to Sarbanes-Oxley Act of 2002, U.S.C. Section 1350.
13.2	Certification of Periodic Financial Report Pursuant to Sarbanes-Oxley Act of 2002, U.S.C. Section 1350.
23.1	Consent of KPMG LLP.

(1)

Previously filed as an exhibit to the Company’s annual report on Form 20-F for the year ended December 31, 2006, and incorporated by reference herein.

(2)

Previously filed with on Form 6-K on September 15, 2008, and incorporated by reference herein.

(3)

Previously filed with our F-1 on July 31, 2006.

#

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, there unto duly authorized.

DIVERSINET CORP.

By:

/s/ ALBERT WAHBE

Albert Wahbe

Chief Executive Officer

Dated: Dated: March 2, 2009

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

/s/ Albert Wahbe	/s/ David Hackett
Albert Wahbe, Chief Executive Officer March 2, 2009	David Hackett, Chief Financial Officer

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Diversinet Corp. as at December 31, 2008 and 2007 and the consolidated statements of loss, comprehensive income (loss) and deficit and cash flows for each of the years in the three year period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 12 to the consolidated financial statements.

KPMG

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 2, 2009

#

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

As at December 31	2008	2007
Assets
Current assets:
Cash and cash equivalents	$ 12,075,422	$ 8,394,286
Accounts receivable	-	122,687
Prepaid expenses	57,346	63,105
Total current assets	12,132,768	8,580,078

Property and equipment, net (note 3)	255,264	379,993
Total assets	$ 12,388,032	$ 8,960,071

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$ 168,078	$ 249,502
Accrued liabilities (note 4)	511,961	731,461
Deferred revenue	2,646,356	130,961
Total current liabilities	3,326,395	1,111,924

Shareholders’ equity:
Share capital (note 5):
Authorized:
Unlimited common shares
Issued and outstanding:
47,031,935 (43,167,783 – 2007)
common shares	68,099,993	65,370,707
Contributed surplus	7,596,686	5,621,383
Share purchase warrants (note 5)	13,687	1,555,453
Deficit	(65,128,008)	(63,178,675)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	9,061,637	7,848,147

Total liabilities and shareholders’ equity	$ 12,388,032	$ 8,960,071

Commitments and contingencies (note 9)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/Albert Wahbe

/s/ Gregory Milavsky

Albert Wahbe, Chairman

Gregory Milavsky, Director

#

DIVERSINET CORP.

Consolidated Statements of Loss, Comprehensive Income (Loss) and Deficit

(In United States dollars)

Year ended December 31	2008	2007	2006
Revenue	$ 4,614,790	$ 4,536,983	$ 1,666,965
Cost of revenues	307,946	239,878	1,041,096
Gross margin	4,306,844	4,297,105	625,869

Expenses:
Research and development	2,601,833	2,265,755	831,925
Sales and marketing	1,862,337	1,780,991	700,870
General and administrative	2,512,454	3,738,545	2,484,556
Depreciation and amortization	154,881	119,647	159,048
	7,131,505	7,904,938	4,176,399

Loss before the following:	(2,824,661)	(3,607,833)	(3,550,530)

Foreign exchange gain (loss)	655,020	(71,106)	(18,291)
Interest income and other income	220,308	245,968	118,104
Loss for the year and comprehensive loss	(1,949,333)	(3,432,971)	(3,450,717)

Deficit, beginning of year	(63,178,675)	(59,745,704)	(56,294,987)
Deficit, end of year	$(65,128,008)	$(63,178,675)	$(59,745,704)

Basic and diluted loss per share (note 6)	$ (0.04)	$ (0.09)	$ (0.12)

Weighted average number of common shares	44,454,008	36,872,086	28,740,174

See accompanying notes to consolidated financial statements.

#

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

For the year ended December 31	2008	2007	2006

Cash provided by (used in):

Operating activities:
Loss for the year from continuing operations	$ (1,949,333)	$ (3,432,971)	$ (3,450,717)
Items not involving cash:
Depreciation and amortization	154,881	119,647	159,048
Stock-based compensation expense	1,389,323	1,542,743	906,444
	(405,129)	(1,770,581)	(2,385,225)
Change in non-cash operating working capital:
Accounts receivable	122,687	31,422	(86,804)
Prepaid expenses	5,759	77,976	(23,836)
Accounts payable	(81,424)	77,211	19,191
Accrued liabilities	(219,500)	190,900	406,982
Deferred revenue	2,515,395	(807,589)	859,550
Cash provided by (used in) operations	1,937,788	(2,200,661)	(1,210,142)

Financing activities:
Issue of common shares, common share
purchase options and warrants for cash	1,773,500	5,559,548	5,075,656
Cash provided by financing activities	1,773,500	5,559,548	5,075,656

Investing activities:
Property and equipment additions	(30,152)	(110,917)	(74,761)
Cash used in investing activities	(30,152)	(110,917)	(74,761)

Increase in cash and cash equivalents	3,681,136	3,247,970	3,790,753

Cash and cash equivalents, beginning of year	8,394,286	5,146,315	1,355,562

Cash and cash equivalents, end of year	$ 12,075,422	$ 8,394,286	$ 5,146,315

Supplemental cash flow information:
Interest received	220,308	245,968	118,104

Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees	425,283	516,409	84,543
Issuance of shares for public relations services	-	61,545	–

Cash and cash equivalents is comprised of :
Cash	762,266	857,609	674,421
Cash equivalents	11,313,156	7,536,677	4,471,894
	$ 12,075,422	$ 8,394,286	$ 5,146,315

See accompanying notes to consolidated financial statements.

#

DIVERSINET CORP.

Notes to Consolidated Financial Statements

(In United States dollars)

Years ended December 31, 2008, 2007, and 2006

Diversinet Corp. (the “Company”), an Ontario corporation, develops, markets and distributes wireless security infrastructure solutions and identity management solutions and professional services to the health services, financial services, software security, storage and memory manufacturers and telecommunications marketplaces.

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

(b)

Adoption of new accounting standards:

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures.  This new Handbook Section establishes standards for disclosing information about an entity’s capital and how it is managed.  It requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.  These new disclosures are included in note 11.

Effective January 1, 2008, the Company adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures and Handbook Section 3863, Financial Instruments – Presentation.

Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.  It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.  The adoption of these standards had no impact on the classification of the Company’s financial instruments nor on the Company’s loss for the year ended December 31, 2008.  The new disclosures pursuant to these new Handbook Sections are included in notes 2 and 13.

In May 2007, the CICA amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern.  Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date.  Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern.  These amendments were effective for the Company on January 1, 2008.  The amendments did not have a material impact on the annual consolidated financial statements.

(c)

Recently Issued Pronouncements:

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly impact financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to convert from Canadian GAAP to IFRS.  The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Accordingly, this new standard will apply to the Company effective for the fiscal year commencing January 1, 2011.  While the Company has begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

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

(e)

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

The Company enters into software license agreements that provide for future license payments to be made based on the number of users.  Customers who exceed their licensed fixed level of users are required to pay additional license fees.  Revenue associated with additional users is recognized when the amount becomes determinable, and when the requirements of revenue recognition as set out above have been met. Fees related to contractors that require the company to deliver unspecified additional products are deferred and recognized ratably over the contract term.

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

In determining whether the services are essential to the functionality of its software, the Company applies the criteria in SOP 97-2.  When the services are considered essential to the functionality of the software, the Company recognizes both the software product revenue and services revenue under the proportional performance method based on direct labour costs incurred to date as percentage of total estimated direct labour costs to complete the project as this better reflects the pattern in which the Company’s obligations to its customers are fulfilled and revenue is earned. When services are not considered essential, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. VSOE used in determining the fair value of license revenue is based on the price charged by the Company when the same element is sold in similar quantities to a customer of similar size and nature.  VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete the task.  VSOE used in determining the fair value of maintenance and technical support is based on annual renewal rates.  The revenue allocable to the software license is recognized when the product revenue criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.  In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.  For arrangements containing multiple elements wherein VSOE of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until VSOE of fair value exists or all elements have been delivered.

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

(g)

Investment tax credits:

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized.  Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the consolidated statements of earnings and deficit as a reduction of related expenses in the year the refund is received.  In 2008, the Company reduced research and development expenses by $88,000 (2007 - $87,000, 2006 - $288,000) for refunds received during the year in relation to the prior year’s scientific research and development claims.  Assistance related to the acquisition of capital assets used for research and development is credited against the related capital assets.

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

(j)

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

(k)

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

(l)

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

(m)

Stock-based compensation:

The Company estimates the fair value of stock-based compensation granted to employees and nonemployees since November 1, 2002 and expenses the fair value on a straight line basis over the vesting period of the stock options.

(n)

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

1.

Financial instruments:

a) Classification of financial instruments:

	2008	2007
Financial assets:
Held for trading, measured at fair value:
Cash and cash equivalents	$ 12,075,422	$ 8,394,286

Loans and receivables measured at amortization cost:
Accounts receivables	-	$122,687

Financial liabilities, measured at amortized cost:	-
Accounts payable	168,078	249,502
Accrued liabilities	511,961	731,461
	$ 680,039	$ 980,963

The Company had neither available for sale, nor held to maturity financial instruments during the period ended December 31, 2008 and 2007.

b) Investment income: The Company has recorded investment income in relation to the following financial instruments:

	2008	2007
Financial assets held for trading:
Interest income earned on cash and cash equivalents	$220,308	$245,968
	$220,308	$245,968

(c) Accounts receivable: The Company’s accounts receivable is comprised of the following:

	2008	2007
Trade receivables	-	$108,004
Allowance for doubtful accounts	-	-
Other	-	14,683
	$-	$122,687

2.

Property and equipment:

December 31, 2008	Cost	Accumulated depreciation and amortization	Net book value
Computer hardware	$ 1,128,638	$ 1,002,911	$ 125,727
Computer software	511,618	468,018	43,600
Furniture and fixtures	232,036	168,035	64,001
Leasehold improvements	36,060	14,124	21,936
	$ 1,908,352	$ 1,653,088	$ 255,264

December 31, 2007	Cost	Accumulated depreciation and amortization	Net book value
Computer hardware	$ 1,276,022	$ 1,089,351	$ 186,671
Computer software	535,107	470,611	64,496
Furniture and fixtures	321,301	220,992	100,309
Leasehold improvements	36,060	7,543	28,517
	$ 2,168,490	$ 1,788,497	$ 379,993

Depreciation expense for the year ended December 31, 2008 amounted to $154,881 (2007 - $119,647).

3.

Accrued liabilities:

	2008	2007
Compensation	$ 350,882	$ 522,029
Professional fees	103,528	131,658
Miscellaneous	57,551	77,774
	$ 511,961	$ 731,461

4.

Share capital, warrants and common share purchase options:

There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, compensation options and warrants:

	Compensation options and warrants (1)		Common shares
	Number	Amount	Number	Amount
Balance December 31, 2005	2,213,250	$ 2,500,977	24,316,691	$ 54,347,652
Private Placement (a)	6,680,001	1,139,741	6,680,001	2,848,259
Private Placement (b)	1,634,617	266,616	1,634,617	722,670
Professional services (c)	113,179	25,254	95,179	61,457
Board compensation (d)	–	–	300,000	186,000
Warrants cancelled and expired (e)	(597,000)	(640,756)	–	–
Employee bonus (f)	–	–	159,642	84,543
Stock options and warrants exercised (g)	–	–	226,875	163,455
Balance December 31, 2006	10,044,047	$ 3,291,832	33,413,005	$ 58,414,036
Private Placement (i)	–	–	6,756,757	4,965,253
Professional services (c)	80,000	16,432	511,250	368,358
Board compensation (d)	–	–	375,000	280,750
Warrants cancelled and expired (e)	(888,179)	(1,455,207)	–	–
Employee bonus (f)	–	–	846,708	516,409
Stock options and warrants exercised (a)	(650,000)	(307,140)	1,265,063	825,901
Balance December 31, 2007	8,585,868	$ 1,555,453	43,167,783	$ 65,370,707
Professional services (c)	–	–	75,000	29,499
Board compensation (d)	–	–	322,580	154,516
Warrants cancelled and expired (e)	(6,149,618)	(1,203,968)	–	–
Employee bonus (f)	–	–	780,000	296,400
Stock options, warrants exercised (g)	(2,421,250)	(337,798)	2,421,250	2,111,298
Shares issued (h)	–	–	265,322	137,573
Balance December 31, 2008	15,000	$13,687	47,031,935	$68,099,993

(1) These compensation options and warrants exclude the options issued under our share option plan (note 10).

Shares issued for other than cash consideration are valued at their market price at the date of agreement for issuance.

(a)

On June 30, 2006, the Company completed a private placement of 6,680,001 units, at $0.60 per unit, for gross proceeds of $4,008,000.  Each unit is comprised of one common share, one-half common share purchase warrant at $0.75 and one-half common share purchase warrant at $0.90.  Each whole warrant will be exercisable to purchase one common share and will expire on June 30, 2008.  The Company allocated $1,139,741 of the net proceeds to the warrants and $2,868,000 less costs of $19,741 to share capital based on their estimated relative fair value..

(b)

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

(i)

On January 1, 2007, the Company entered into an agreement for public relations services.  In consideration for the services to be rendered in accordance with the agreement, a combination of common shares and common share purchase warrants were issued each quarter.  Of the common share purchase warrants issued, 15,000 are exercisable at $1.50 and vested on March 30, 2007, 18,000 are exercisable at $1.65 and vested on June 30, 2007, 22,000 are exercisable at $1.80 and vested on September 30, 2007 and the remaining 25,000 are exercisable at $2.00 and vested on December 31, 2007.  These common share purchase warrants expired unexercised on December 31, 2008.

(ii)

On April 2, 2007, Albert Wahbe entered into a consulting agreement to serve as Chief Executive Officer until at least June 30, 2008.  Compensation under this agreement includes 25,000 common shares per month.  Share compensation for 2007 was $168,250 representing the issuance of 225,000 common shares.  Under the same agreement, Mr. Wahbe is entitled a bonus of up to an additional 200,000 common shares of the Company annually, based on meeting targets established by the Board of Directors.  In December 2007 Mr. Wahbe received a bonus of 150,000 common shares valued at $97,500.

(iii)

On April 15, 2007, James Wigdale entered into a consulting agreement to provide services in a sales capacity.  Compensation under this agreement is $15,000 per month as well as participating in sales commissions based on revenues.  In the first three months of his consulting agreement, in lieu of cash, Mr. Wigdale accepted 56,250 common shares.

Under the April 2, 2007 agreement, Albert Wahbe received 75,000 shares valued at $29,499 on the Company’s common share price on the date of issuance. This agreement was replaced by the employment agreement dated April 2, 2008.

(a)

On July 31, 2006, August 2, 2007, October 3, 2007 and November 4, 2008 the Company issued common shares to each     non-management board member in lieu of cash compensation.

(b)

Amount related to warrants expiring during the period unexercised.  The value of warrants that have vested prior to the cancellation or expiration date has been reclassified to contributed surplus.

(c)

During 2006, 2007 and 2008 common shares were issued to employees in lieu of cash bonuses.

(d)

During 2006, 2007, and 2008 the Company granted options to certain employees, officers and directors under a share option plan (note 10), enabling them to purchase common shares of the Company. During 2008, Mr. Wahbe exercised 2,300,000 warrants having fair value of $291,041 into common shares for gross proceeds of $1,725,000. One employee and two consultants exercised 121,250 warrants having a fair value of $46,757 into common shares for gross proceeds of $48,500.

(e)

 On April 2, 2008, Mr. Wahbe entered into a three year employment agreement to continue to serve as Chief Executive Officer.  The Company has the option of paying Mr. Wahbe through the issuance of common shares to a maximum of 300,000 annually.  Share compensation during 2008 under this agreement was $122,250 representing the issuance of 225,000 shares.  The share compensation is based on the Company’s common share price on or about the last day of the quarter.

(f)

On August 31, 2007, the Company completed a private placement with Hospital Service Association of Northeastern Pennsylvania (“HSA”) of 6,756,757 common shares at $0.74 per common share, for gross proceeds of $5,000,000.  Cost of the transaction totalled approximately $35,000 and was netted against share capital as they were direct and incremental to the share offering. The related share agreement provides HSA with a number of put rights that would require the Company to repurchase all or a portion of its shares.  These rights include (i) change of control put right whereby HSA has the right, at its option, to require the Company to repurchase the shares at a price of $0.74 per share, if upon a change of control event, the consideration offered is less than $0.74 per share; (ii) termination by the Company of the License and Revenue Share Agreement; (iii) issuance of any class of shares of the Company with rights or preferences superior to the common shares issued to the purchaser; and (iv) breach by the Company of any material covenants contained in the share purchase agreement. The common share subject to the put right have been classified as an equity award as the put rights do not give rise to a contractual obligation to deliver cash under conditions that are potentially unfavourable to the Company.

1.

Basic and diluted loss per share:

Common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for all periods presented.  Anti-dilutive options amounted to 6,483,850 at December 31, 2008, 3,352,850 at December 31, 2007 and 2,174,349 at December 31, 2006.  Anti-dilutive warrants amounted to 15,000 at December 31, 2008, 8,585,868 at December 31, 2007, and 10,044,047 at December 31, 2006 respectively.

2.

Income taxes:

Total income tax expense varies from the amounts that would be computed by applying the statutory rate to income before taxes for the following reasons:

	2008	2007
Statutory income tax rate	33.5%	36.12%
Income tax expense (recovery) on income (loss) before income taxes	$ (653,027)	$ (1,239,989)
Increase (decrease) in income taxes) resulting from:
Taxable capital gain on expiry of warrants	171,974	211,005
Capital loss carryforwards previously not recognized	(171,974)	(211,005)
Change in tax rate, foreign exchange rate	-	(478,118)
Permanent differences	472,430	564,239
	(180,597)	(1,153,868)
Change in valuation allowance	180,597	1,153,868
	$ –	$ –

The tax effects of significant temporary differences representing future tax assets are as follows:

Future tax assets:	2008	2007
Operating loss carryforwards	$8,582,477	$9,675,222
Capital loss carryforwards	260,978	432,952
Share issue costs	27,605	120,446
Research and development costs	3,616,951	3,616,951
Deferred revenue	749,167	-
Capital assets, accounting basis less than tax basis	3,425,273	3,244,304
	16,662,451	17,089,875
Valuation allowance	(16,662,451)	(17,089,875)
Net future tax assets	$ –	$ –

The net valuation allowance decrease of $427,424 (2007 - $3,474,643) is comprised of an increase of $180,597 (2007 - $1,153,868) in the current year statutory rate reconciliation offset by a decrease related to the expiry of operating loss carryforwards in the amount of $608,021 (2007 - $4,628,511).  Certain attributes of 2007 tax assets have been reclassified to conform to current year presentation.

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

At December 31, 2008, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $15,893,000.  These losses expire in the following fiscal years:

2009	475,000
2010	5,084,000
2014	3,128,000
2015	3,997,000
2026	1,949,000
2027	1,260,000
$ 15,893,000

The Company also has non-capital losses available for carryforward for United States income tax purposes amounting to $3,418,000, expiring between 2018 and 2028.

3.

Segmented information:

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at December 31, 2008, 100% (2007 - 100%, 2006 - 100%) of the property and equipment were located in Canada.

A summary of sales to major customers that exceeded 10% of total sales and the approximate amount due from these customers during each of the years in the three-year period ended December 31, 2008 are as follows:

		Sales		Accounts Receivable
	2008	2007	2006	2008	2007
Customer 1	47%	22%	0%	–	–
Customer 2	30%	19%	11%	–	108,000
Customer 3	18%	46%	0%	–	–
Customer 4	0%	0%	56%	–	–
Customer 5	0%	0%	11%	–	–

Revenue is attributable to geographic location based on the location of the customer during each of the years in the three-year period ended December 31, 2008 are as follows:

Sales:	2008	2007	2006
United States	$ 4,438,736	$ 4,157,869	$ 1,396,543
Canada	40,204	65,412	33,872
Asia	135,500	129,702	203,550
Other	350	184,000	33,000
	$ 4,614,790	$ 4,536,983	$ 1,666,965

During each of the years in the three-year period ended December 31, 2008 revenue is attributable as follows:

Sales:	2008	2007	2006
Consulting services	$ 1,307,773	$ 1,579,248	$ 1,576,965
Licensing	3,307,017	2,957,735	90,000
	$ 4,614,790	$ 4,536,983	$ 1,666,965

4.

Commitments and contingencies:

(a)

Litigation:  During fiscal 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged that the Company breached a dealer agreement entered into in 1995 by the Company’s former printing business. During 2007, the parties entered into a settlement and release whereby the Company agreed to pay the plaintiff $625,000 as full and complete settlement in the matter, including a court order dismissing the case.

(b)

Lease commitments:

Total future minimum lease payments including operating costs are as follows:

2009	195,304
2010	195,304
2011	194,906
2012	64,573
2013	–
$ 650,087

Rental expense was $223,932 for the year ended December 31, 2008 (2007 - $209,569, 2006 - $155,000).

5.

Share option plan:

The Company grants options to certain employees, officers, directors and consultants under a share option plan (the “Plan”), enabling them to purchase common shares of the Company.  The exercise price of an option under the Plan may not be less than the current market price of common shares on the day immediately proceeding the day the share option was granted.  The Plan provides that the number of common shares reserved for issuance under the Plan shall not exceed 8,500,000 common shares (being 9,558,476 options reserved for issuance less 1,058,476 exercised to date).  As at December 31, 2008, the number of common shares reserved for future issues of stock options amounts to 2,016,152.

Assumptions used when valuing the options and warrants at their date of grant using the Black-Scholes option pricing model include: risk-free interest rate of 3.85% (2007 – 4%, 2006 – 4%), weighted average expected life of five years, expected dividend yield of 0% and average volatility of 89% (2007 – 117%, 2006 – 150%).

The following table summarizes information about stock options outstanding at December 31, 2008:

Options outstanding				Options vested
Range of exercise price	Number outstanding	Weighted average remaining contractual life – years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.36 – $0.49	1,984,673	2.71	$ 0.44	1,330,298	$ 0.42
$0.50 – $0.60	2,883,928	4.25	0.57	777,053	0.57
$0.85 – $1.90	1,615,249	3.31	0.88	874,530	0.90
	6,483,850	3.55	$ 0.61	2,981,881	$ 0.60

Changes for the employee stock option plan during the years ended December 31 are as follows:

	Year ended 2008		Year ended 2007
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	3,352,850	$ 0.83	2,174,349	$ 0.83
Options granted	4,770,000	0.56	2,001,952	0.84
Options exercised	–	–	(615,063)	0.43
Options forfeited	(1,639,000)	0.85	(208,388)	2.60
Options outstanding, end of year	6,483,850	0.61	3,352,850	0.83
Options exercisable, end of year	2,981,881	0.60	1,723,835	0.78
Weighted average fair value of options granted during the year		$ 0.45		$ 0.69

The following table summarizes information about warrants outstanding at December 31, 2008:

Warrants outstanding
Range of exercise price	Number outstanding	Weighted average remaining contractual life – years
$1.90	15,000	0.53
	15,000	0.53

During the year ended December 31, 2008, the Company recorded stock-based compensation expense of $1,389,000 (2007 - $1,543,000; 2006 - $906,000) related to common shares, stock options and warrants granted to employees, officers, directors and consultants.

6.

Related party transactions:

During the second quarter of 2007 Albert Wahbe was appointed Chief Executive Officer.  In April 2008, Mr. Wahbe entered into a three year employment agreement, renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation consists of salary of up to Cdn$300,000 in the first year and up to Cdn$450,000 in subsequent years and is payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to up to Cdn$200,000 in the first year and up to Cdn$300,000 in subsequent years and is payable through the issuance of up to 200,000 Diversinet common shares annually as determined by Diversinet’s Board of Directors.  Mr. Wahbe is also entitled to reimbursement of up to Cdn$6,000 per month in expenses.  Furthermore in April 2008, Mr. Wahbe received options to purchase 1,500,000 common shares at $0.55 per share, vesting annually in arrears over a four year period.  During the first quarter of 2008 Mr. Wahbe received 50,000 options.  During 2008 Mr. Wahbe received 500,000 common shares and Cdn$72,000 in compensation as CEO.  On June 30, 2008 Mr. Wahbe exercised 2,300,000 share purchase warrants at $0.75 per share for gross proceeds of $1,725,000.  A further 2,300,000 share purchase warrants at $0.90 expired unexercised.  As of December 31, 2008, Albert Wahbe owns 7,875,000 common shares and 1,600,000 options, representing approximately 19% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

During 2008 BCNEPA received 50,000 options and 80,645 Diversinet common shares in regards to compensation for William Reed’s participation on the Diversinet Board of Directors.  As part of the August 2007 private placement, BCNEPA acquired 6,756,757 common shares.  As at December 31, 2008, BCNEPA owns 6,937,402 common shares and 50,000 options representing approximately 15% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

During the second quarter of 2007, Mr. Wigdale began performing services for the Company in a sales capacity for a period of one year to March 31, 2008.  From April to October 2008, Mr. Wigdale has provided services on a monthly retainer basis.  During October 2008 Mr. Wigdale completed his services to Diversinet and the parties entered into a Termination and Release Agreement.  During 2008, the Company paid Mr. Wigdale $370,000 in salary, commissions and severance.  During the first quarter of 2008 Mr. Wigdale received 50,000 options.  During the second quarter of 2008 Mr. Wigdale was allocated options to purchase 600,000 common shares at $0.60 per share, vesting annually in arrears over a four year period.  These options were cancelled in October 2008 upon the completion of Mr. Wigdale’s services to the Company.  On June 30, 2008 666,667 share purchase warrants at $0.75 and $0.90 expired unexercised.  As at December 31, 2008, a company controlled by Mr. Wigdale owns 3,909,462 common shares, and Mr. Wigdale owns 1,151,872 common shares and 100,000 options, together representing approximately 11% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

7.

Capital risk management:

The Company manages its capital to maintain its ability to continue as a going concern.  The capital structure of the Company consists of cash and cash equivalents and equity comprising of issued capital, contributed surplus, share purchase warrants and deficit.  The Company manages its capital structure and makes adjustments to it in light of economic conditions.  The Company’s primary objective with respect to its capital management is to ensure it has sufficient cash resources to pursue its commercialization efforts and maintain its ongoing operations.  The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues, or by undertaking other activities as deemed appropriate under the specific circumstances.  The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2008.

8.

Financial risk management:

a) Overview:  The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Audit Committee reviews the Company’s risk management policies on an annual basis.  The finance department identifies and evaluates financial risks and is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

b) Credit risk:  Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises from the Company’s accounts receivables and cash and cash equivalents.  The carrying amount of financial assets represents the maximum credit exposure.  Our customer base is limited to a few large financial institutions, health service enterprises and security providers.  As a result, we often maintain individually significant receivable balances due from them. The majority of the Company’s customers are located in the United States with the remaining located in Canada and Asia. At December 31, 2008 the accounts receivable balance was nil. At December 31, 2007, one customer represented 89% of the accounts receivable balance.

The Company invests its excess cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations and future planned capital expenditures and with the secondary objective of maximizing the overall yield of the portfolio.  The Company’s cash is not subject to any external restrictions.  Investments must be rated at least investment grade by recognized rating agencies.  Given these high credit ratings, the Company does not expect any counterparties to these investments to fail to meet their obligations.

c) Liquidity risk:  Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.  The Company manages its liquidity risk by continuously monitoring forecast and actual revenues and expenditures and cash flows from operations.  Senior management is also actively involved in the review and approval of planned expenditures.  All of the Company’s financial liabilities have contracted maturities of less than one year.

d) Market risk:  Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its financial instruments.

  (i) Interest rate risk:  Based on management’s knowledge and experience of the financial markets, management does not believe that the Company’s current financial instruments will be affected by interest rate risk.  Interest rate risk is remote as interest rates on the Company’s cash equivalents are fixed with maturity dates of less than 90 days.  A change of 1% in interest rates at December 31, 2008 would not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments held.

  (ii) Currency risk:  The Company operates internationally with the U.S. dollar as its functional currency and therefore is exposed to foreign exchange risk from various currencies, primarily Canadian dollars.  Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies.  The Company's main objective in managing its foreign exchange risk is to maintain Canadian cash on hand to support Canadian forecasted obligations and cash flows. To achieve this objective the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held.  During the fiscal 2008 and 2007 the Company maintained a portion of its cash resources in both U.S. and Canadian dollar cash and cash equivalents.  The Company does not have any foreign currency derivative instruments outstanding at December 31, 2008.

Balances in foreign currencies at December 31, 2008 are as follows:	Canadian Dollars
Cash and cash equivalents	$10,063,316
Accounts payable and accrued liabilities	$656,034

Fluctuations in the Canadian dollar exchange rate could have a potentially significant impact on the Company's results from operations. However, they would not impair or enhance the ability of the Company to pay its foreign currency-denominated expenses as such items would be similarly affected.

e) Fair value of financial instruments:  For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to the relatively short periods to maturity of these financial instruments.

9.

Reconciliation of Canadian and United States generally accepted accounting principles (“GAAP”):

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  Material differences between Canadian and United States generally accepted accounting principles are described below.

	2008	2007	2006
Share capital:
Canadian GAAP	$67,965,060	$65,370,707	$58,414,036
Elimination of reduction of share capital (a)	30,089,054	30,089,054	30,089,054
Reclassification of shares as redeemable preferred stock (b)	(4,965,253)	(4,965,253)	–
U.S. GAAP	$93,088,861	$90,494,508	$88,503,090
Deficit:
Canadian GAAP	$(65,128,008)	$(63,178,675)	$(59,745,704)
Elimination of reduction of share capital (a)	(30,089,054)	(30,089,054)	(30,089,054)
Compensation expense (c)	(991,696)	(991,696)	(991,696)
Compensation expense (c)	1,016,799	1,016,799	1,016,799
U.S. GAAP	$(95,191,959)	$(93,242,626)	$(89,809,655)
Consolidated statements of loss:
Loss under Canadian GAAP	$(1,949,333)	$(3,432,971)	$(3,450,717)
Loss under U.S. GAAP	$(1,949,333)	$(3,432,971)	$(3,450,717)
Basic and diluted loss per share under U.S. GAAP	$(0.04)	$(0.09)	$(0.12)
Comprehensive loss under U.S. GAAP	$(1,949,333)	$(3,432,971)	$(3,450,717)

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

(b)

Reclassification of shares:

The August 31, 2007 private placement of 6,756,757 common shares at $0.74 per common share for gross proceeds of $5,000,000 included a change of control put right whereby the holder has the right, at its option to require the Company to repurchase the shares at a price of $0.74 per share, if upon a change of control event, the consideration offered is less than $0.74 per share.  SEC Regulation 210.5-02 requires the Company to classify the shares as redeemable preferred stock (or temporary equity) as the shares are redeemable at the option of the holder and the conditions for redemption are not solely within the control of the Company. As at December 31, 2008 the redemption value of the shares is equal to the value the Company would have to pay to the holder to redeem the shares is $0.74 per share.

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

(d)

Recent US accounting pronouncements:

In June 2008, the FASB issued a proposed statement that would require companies to disclose more information about loss contingencies including a table showing the effect of recognized loss contingencies on financial statements.  This proposed statement would apply to loss contingencies that are within the scope of SFAS 5 or are recognized in accordance with SFAS 141R at the acquisition date in a business combination, except for guarantees within the scope of FIN 45, loss contingencies that are asset impairments, liabilities for unpaid claim costs related to insurance or reinsurance contracts, liabilities for insurance related assessments within the scope of SOP 97-3 and liabilities for employment related costs, including pensions and other post retirement benefits.

#

Exhibit 4.1.

Employment Agreement between Diversinet Corp. and Albert Wahbe

This employment agreement sets forth the terms upon which Diversinet Corp. (“Diversinet”) agrees to employ Albert Wahbe (“Employee”) as of April 2, 2008 (the “Effective Date”).  All dollar amounts used in this Agreement are in Canadian dollars.  For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1)

Employment

a)

This Agreement supersedes and replaces the consulting agreement between Diversinet and the Employee dated April 2, 2008 (with the exception of the 1,500,000 options granted on April 10, 2008 which will survive) and sets forth the terms and conditions upon which Diversinet agrees to employ the Employee for a period of three years and upon which the Employee agrees to continue to be employed by Diversinet commencing as of the Effective Date.

a)

Diversinet agrees to employ the Employee on the terms set forth in this Agreement as of Chief Executive Officer as of the Effective Date, reporting to the Board of Directors or otherwise as instructed from time to time.  Employee agrees to devote his full working time and attention to performing the duties assigned to him from time to time.

b)

Diversinet confirms that Employee will continue to serve as Chairman of the Board, until at least April 1, 2011 or such later date as the Board may determine.

a)

During the term of Employee’s employment with Diversinet, Employee agrees to diligently serve the interests of Diversinet and to devote the whole of his working time, attention and ability to the performance of his duties and responsibilities.  Employee further agrees not to provide services of any kind to any other person or firm, or engage in any other business activity or undertaking at any time during the term of this Agreement.

1)

Compensation

In consideration of Employee’s performance of his employment obligations, Diversinet agrees to pay the following compensation:

(a)

Compensation.  Employee’s base compensation will be up to $300,000 annually, payable quarterly in arrears at $75,000 per quarter during the first year.  Employee’s base compensation will be up to $450,000 annually, payable quarterly in arrears at $112,500 per quarter during the second year and subsequent years.  Diversinet shall have the option of paying Employee through the issuance of Diversinet common shares, payable on or about the last day of each quarter that this Agreement is in effect, to a maximum of 300,000 Diversinet common shares per annum.  The price per common share shall be determined by the earlier of the closing price (discounted market price) on the day prior to the issuance of a press release and the filing of a shares for debt submission. Under no circumstances will Diversinet’s quarterly obligation exceed 75,000 common shares and the issue of such shares shall be in full satisfaction under this section 2(a).

a)

Bonus.  Employee will be eligible for consideration of a bonus of up to $200,000 annually at the discretion of the Board payable on or about the end of each calendar year based upon meeting targets to be established by Employee and the Board.  Employee’s bonus will be up to $300,000 annually at the discretion of the Board during the second year and subsequent years.  Diversinet shall have the option of paying Employee through the issuance of Diversinet common shares, payable on or about the last day of each year that this Agreement is in effect, to a maximum of 200,000 Diversinet common shares per annum.  The price per common share shall be determined by the earlier of the closing price (discounted market price) on the day prior to the issuance of a press release and the filing of a shares for debt submission.  Under no circumstances will Diversinet’s annual obligation exceed 200,000 common shares and the issue of such shares shall be in full satisfaction under this section 2(b).

b)

Options.  Employee acknowledges that Diversinet has granted to Employee options to acquire 1,500,000 common shares of Diversinet at a price of US$0.55 on April 10, 2008, being the greater of (i) the closing price on the day immediately prior to Board approval and (ii) the weighted average closing price of the five (5) trading days immediately prior to Board approval.  These options will vest annually in arrears over four years and in accordance with Diversinet’s stock option plan.  Any options not yet vested shall only accelerate upon a change of control as defined in section 9 of the Plan.

c)

Sale of Shares.  Any shares issued by Diversinet to Employee may not be sold by Employee until March 31st of the year following the issuance.

d)

Regulatory Approvals.  The issuance of shares or options to Employee shall be subject to Diversinet obtaining all required regulatory and shareholder approvals, if any.

e)

Share Legend.  Employee further understands that the Diversinet common shares shall not have been registered with the United States Securities and Exchange Commission (“SEC”) or the TSX Venture Exchange and the common shares will have the following type of legend:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“SECURITIES ACT”), OR REGISTERED OR QUALIFIED UNDER ANY APPLICABLE STATE SECURITIES LAWS OR CANADIAN SECURITIES LAWS.  THESE SECURITIES MAY NOT BE TRANSFERRED, PLEGED OR OTHERWISE DISPOSED UNLESS (A) COVERED BY AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND REGISTERED OR QUALIFIED UNDER APPLICABLE STATE LAW AND, IF APPLICABLE, CANADIAN SECURITIES LAWS OR (B) EXEMPTIONS FROM SUCH REGISTRATION OR QUALIFICATION REQUIREMENTS ARE AVAILABLE.

Shares issued to Employee will have piggyback registration rights on Diversinet’s next registration statement filed with the SEC.

f)

Indemnification.  Employee will indemnify, keep indemnified and save Diversinet harmless of and from any and all liabilities, penalties, interest or other obligations which Diversinet may incur or become subject to in consequence of the issuance, provision or payment of Diversinet common shares noted above including, without limitation, any monies which Diversinet  may be called upon to pay in the future for or by reason of any other liability which it may have or which any appropriate governmental authority may claim Diversinet has under the provisions of the Excise Tax Act (Canada), the Income Tax Act, the Employment Insurance Act or the Canada Pension Plan, or under any of the Regulations promulgated pursuant to any of those statutes.

g)

Adjustment of Number of Common Shares Deliverable.  In case Diversinet shall (i) subdivide its outstanding Common Shares through stock split, reverse split or otherwise, (ii) combine its outstanding Common Shares into a smaller number of Common Shares, or (iii) issue by reclassification of its Common Shares (including any such reclassification in connection with a consolidation or merger in which Diversinet is the continuing corporation) other securities of Diversinet, the number and/or nature of common shares issuable to Employee immediately prior thereto shall be adjusted so that the Employee shall be entitled to receive the kind and number of common shares or other securities of Diversinet which he would have owned or have been entitled to receive after the happening of any of the events described above, had such common shares been issued immediately prior to the happening of such event or any record date with respect thereto.  An adjustment made pursuant to this paragraph shall become effective retroactively as of the record date of such event.

All compensation amounts shall be subject to applicable required deductions and withholdings.

1)

Vacation

Employee shall be entitled to a five weeks vacation each year during his employment by Diversinet.  Vacation shall be taken at times mutually convenient to Diversinet and Employee.

2)

Expenses

Diversinet will reimburse Employee for all reasonable expenses actually and properly incurred in connection with his employment, in accordance with Diversinet’s policy, upon submission of actual and proper receipts.  Furthermore, Diversinet will reimburse Employee for personal expenses, including but not limited to car, entertainment expenses and travel to his other office in Florida and related living/entertainment expenses of up to $6,000 per month or $72,000 annually.

3)

Confidentiality and Diversinet Property

a)

Employee acknowledges that in the course of performing his employment duties for Diversinet, he will have access to and be entrusted with detailed confidential and proprietary information of Diversinet, including intellectual property, technology and trade secrets, customer and supplier information (collectively the “Information”).  Employee also acknowledges that the disclosure of any Information to any third party other than in the course of his proper employment duties would be highly detrimental to Diversinet’s interests.   Accordingly, Employee agrees that he will not, during the term of his employment for Diversinet or thereafter, disclose any Information or use it for any purposes other than those of Diversinet.  Employee further agrees that these restrictions are reasonable to protect Diversinet’s business interests and waives any and all defences to Diversinet’s enforcement of its rights in this regard.

b)

Employee acknowledges that all records, books and other information relating in any way whatsoever to Diversinet’s business, whether prepared by Employee or otherwise obtained by Employee, except for information that is on the public record, is the property of Diversinet.  Employee agrees to immediately return all such information to Diversinet upon termination of his employment.

4)

Ownership of Intellectual Property

Employee acknowledges that every item of work product pertaining to or in any way related to Diversinet’s business created by Employee during his employment with Diversinet is and shall remain and be considered to be the property of Diversinet.  Work product shall include but not be limited to all intellectual property, including patents or patentable materials.  Employee hereby assigns to Diversinet ownership of all proprietary rights in such work product as well as in any invention or idea, whether or not patentable, made or conceived during the term of his employment with Diversinet.   Employee agrees to disclose to Diversinet any such ideas upon conception and to provide all assistance necessary to document such ideas and effectuate these provisions.  Employee further waives for the benefit of Diversinet, in perpetuity throughout the world, his moral rights in any work product, including without limitation, the rights to the integrity of the work product, the right to be associated with the work product, the right to modify the work product in any way, the right to prevent the use of the work product in association with any other product, service, cause or institution and the right to restrain  the publication of the work product throughout the world (collectively, the “Moral Rights”).  Without limiting the foregoing, Employee hereby grants to Diversinet the right to modify the work product, including without limitation, the right to produce or reproduce part of the work product or any derivative products based thereon and the right to use the work product in association with the product, service, cause or institution.  Employee hereby agrees that anything which Diversinet may do with the work product does not and will not constitute any prejudice to his honor or reputation.  Further, Employee hereby transfers his right to restrain any violation of Moral Rights, including any distortion, mutilation or other modification of the work product, to Diversinet or, failing the ability to transfer such right, Employee hereby irrevocably appoints Diversinet as his agent to enforce his rights to restrain any violation of the Moral Rights.

5)

Non-Competition/Solicitation

The Employee agrees that for a period of the greater of (i) one year after termination of his employment, and (ii) the notice period of payment under section 8, that Employee shall not, whether for compensation or otherwise, in any capacity whatsoever carry on or engage in any business activities that are in direct competition with Diversinet, either in relation to the business that Diversinet presently carries on or may carry on in the future up to the date of termination.  This clause will not be interpreted in any way which prevents the Employee, having been terminated by the company, from making a living.

In addition, Employee agrees that he will not, for a period of one year from the date he ceases to be employed by Diversinet either (i) directly or indirectly solicit or endeavor to entice away from doing business with Diversinet any customer, client or other person, or (ii) interfere with or entice away from or otherwise attempt to obtain the withdrawal of any employee of Diversinet.

The Employee acknowledges and agrees that the foregoing time limits are reasonable and properly required for the adequate protection of the business of Diversinet, and in the event that any time, limitation is deemed to be unreasonable by a court of competent jurisdiction, the Employee agrees and submits to the reduction to the time limitation to a period as a court shall deem to be reasonable.

6)

Term and Termination

This Agreement shall commence on the Effective Date and shall continue for three (3) years on the terms and conditions set forth herein, subject to renewal at the sole discretion of the Board and with the written consent of the Employee, for an additional one (1) year term on the same terms and conditions.  This agreement will terminate at the end of the term and may be terminated in accordance with the following:

a)

Diversinet may terminate Employee’s employment at any time prior to the end of the term and without notice or severance obligations (including payment in lieu of notice) in the event of the following:

i)

for any cause that would entitle Diversinet at law to terminate Employee, including but not limited to the failure to perform at expected levels after reasonable notice, fraud or a material act of dishonesty;

ii)

if Employee breaches a material term of this Agreement;

iii)

if as a result of incapacity or otherwise Employee is unable to fully perform his employment duties for a period of sixteen weeks; or

iv)

death.

b)

Diversinet may terminate Employee’s employment prior to the end of the term for any reason other than those outlined in section 9a) above by providing the Employee with the following:

(i) the lesser of (a) compensation payable pursuant to sections 2a) and 2b) above in lieu of notice (assuming a 100% bonus), and (b) the remaining months compensation pursuant to sections 2a) and 2b) until March 31, 2011.

(ii) If there is a change of control (“Change of Control”) of Diversinet (defined as being more than 50% of the corporations’ outstanding common shares being controlled by one shareholder or group of related shareholders, provided that a Change of Control shall not include a change of control resulting from purchases of shares by the Employee or as part of the shareholders or group of related shareholders, unless an offer is made to all shareholders and acceptance of such offer is recommended by the Board of Directors), and in the event of involuntary termination of Employee on or after the effective Change of Control (but not later than twelve (12) months after the Change of Control), Employee shall be entitled to termination pay equal to twenty four (24) months salary and bonus (assuming a bonus of 100%)pursuant to sections 2a) and 2b).  In addition, all stock options, issuable to or held by the Employee that are not vested and not exercised shall vest and be exercisable by the Employee upon the basis that all conditions for the vesting of such stock options shall be deemed to have been satisfied; or,

(iii) If the Employee is subject to Constructive Dismissal, he shall be entitled to compensation in lieu of notice as if his employment had been terminated under section 8(b).  “Constructive Dismissal” shall mean, unless consented to by Employee (i) where Employee ceases to be an officer of Diversinet, unless Employee is appointed as an officer of a successor to a material portion of the assets of Diversinet; (ii) a material decrease in the title, position, responsibilities, powers or reporting relationships of Employee; (iii) a reduction in the annual compensation (including Bonus entitlement) of Employee; or (iv) a requirement to relocate to another city, province, state or country.

Except for those amounts due and payable by Diversinet on the date of termination, provided that Diversinet guarantees that the amount payable upon termination, without cause, shall not be less than that required under the notice and severance pay provisions of the Employment Standard Act (the “Act”), if any, provided that all such payments pursuant to the Act shall be deemed to be payments on account of amounts owing under this section; or

c)

Employee may terminate his employment at any time upon for any reason upon ninety (90) days’ written notice, and in such case is entitled only to any amounts due and payable to him by Diversinet on such date, and for greater certainty is not entitled to any severance, bonus (unless earned but not paid at date of resignation), acceleration of the vesting period of the options or other benefit.  In such event, Employee agrees to provide reasonable assistance in the transition to his successor.

d)

On termination, unexercised options will terminate in accordance with the terms of the Plan.

Other than accrued but unused vacation and yet to be reimbursed expenses at the time the Company provides notice of termination, the above payment/consideration is intended to be inclusive of all payments and other obligations owed to the Employee by the Company in respect of his employment with and termination by the Company, including, without limitation, payment in lieu of notice, severance, bonus and vacation entitlement that may accrue during the notice period, and all other prerequisites and benefits.

Employee acknowledges and agrees that all of the foregoing constitutes a reasonable and fair scheme for termination of his employment and in consideration of the rights granted to him under this Agreement, hereby waives any entitlement to any additional amounts or remedies.

7)

Survival and Remedies

Sections 5, 6, and 7 of this Agreement shall survive the termination of this Agreement.  Employee acknowledges and agrees that in the event of a breach or anticipated breach of any of the foregoing provisions, damages will not only be difficult to ascertain, but also would probably be inadequate, and Diversinet may petition a court of competent jurisdiction or equity for injunctive relief in addition to any other relief available at law.

8)

Severability

In the event that any provision of this Agreement or part thereof shall be deemed void or invalid by a court, the remaining provisions or parts thereof shall remain valid and in full force and effect.  If any court determines that any provision of this Agreement is too broad to be enforceable, it shall be interpreted to be only so broad as to be enforceable.

9)

Entire Agreement

This Agreement constitutes the entire agreement between the Employee and Diversinet with respect to his employment, and its execution by the Employee was not in reliance upon or induced by any representation not incorporated herein.   This Agreement shall not be amended except in writing signed by the parties.

10)

Governing Law

This Agreement shall be governed by the laws of Ontario, Canada and any federal laws applicable therein without regard to the body of law pertaining to conflicts of laws and appropriate forum, and each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of the province of Ontario with respect to any dispute, claim or other matter arising under this Agreement.

11)

Assignment

This Agreement is personal to the Employee and may not be assigned by him.  Diversinet may assign this Agreement to any affiliates, subsidiaries or successors in interest, and in such case shall be binding upon and enure to such successors and assigns.

12)

Interpretation

The words importing the singular number only shall include the plural, and vice versa, and words importing the masculine gender shall include the feminine gender, and words importing persons shall include firms and corporations and vice versa.

13)

Employee Acknowledgement and Confidentiality Undertaking

a)

Employee acknowledges that he has read and understood this Agreement and has been given the opportunity to obtain independent legal advice in connection with his execution of this Agreement.

a)

Employee agrees to keep the terms of this Agreement, in particular the amount of compensation being paid to him confidential.

b)

Employee agrees that options granted on April 10, 2008 in respect of 1,500,000 shares are hereby cancelled.

In witness whereof the parties have executed this Agreement as of the dates indicated below.

WITNESSED BY:

)

DIVERSINET CORP.

)

)

)

_____________________________________________

Date:

)

EMPLOYEE

)

)

)

_____________________________________________

Date:

#

Exhibit 4.2

AMENDMENT OF LICENSE AND VAR AGREEMENT

Effective this 15th day of December, 2008, Intersections Inc., a Delaware corporation with a principal address at 14901 Bogle Drive, Chantilly, VA 20151 (“INTX”), and Diversinet Corp., an Ontario corporation with a principal address at 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5 (“Diversinet”) (each a “Party” and collectively, the “Parties” to this Agreement), hereby enter into this Amendment (the “Amendment”) of the License and VAR Agreement between them entered into as of May 14, 2007 (the “Agreement”).

Recitals

WHEREAS, the Parties entered into the Agreement; and

WHEREAS, on November 19, 2008, pursuant to Section 6.1.3 of the Agreement, INTX delivered notice of termination of the Restrictive Covenants and obligation to pay the Minimum Restrictive Covenants (the “Termination Notice”), effective 180 days after the date of that Termination Notice; and

WHEREAS, on November 21, 2008, the Parties agreed to withdraw the Termination Notice and that the Minimum Restrictive Covenant Fees due under Section 6.1.3 of the Agreement shall not be due until December 15, 2008 (the “Standstill Notice”); and

WHEREAS, the Parties wish to amend the Agreement with respect to the Minimum Restrictive Covenants and certain other matters, and, in consideration of such amendment, INTX is willing to withdraw the Termination Notice;

NOW THEREFORE, in consideration of good and valuable consideration the receipt and sufficiency of which is acknowledged by each party, the Parties agree as follows:

1.

The Parties agree that the Termination Notice has been withdrawn and shall be deemed to be of no force or effect.

2.

Section 1.2.4 of the Agreement is deleted and replaced with the following:

“Contract Year” shall mean the period then in effect, as follows:  The first Contract Year shall mean the period commencing on June 1, 2007 and expiring on May 31, 2008.  The second Contract Year shall mean the period commencing on June 1, 2008 and expiring on November 30, 2008.  The third Contract Year shall mean the period commencing on December 1, 2008 and expiring on November 30, 2009, the fourth Contract Year shall mean the period commencing on December 1, 2009 and expiring on November 30, 2010 and each subsequent Contract Year shall be the twelve (12) calendar month period immediately following the expiration of the prior Contract Year.

3.

Schedule E (FEES AND PAYMENTS) of the Agreement is hereby amended as follows:

3.1.

The following words immediately under the heading “Minimum Restrictive Covenant Fees” are deleted:

US$675,000 paid to Diversinet in advance of the first Contract Year;

US$1,780,000 paid to Diversinet quarterly in advance during the second Contract Year; and

US$3,130,000 paid to Diversinet quarterly in advance during the third Contract Year.

3.2.

The following words are added immediately under the heading “Minimum Restrictive Covenant Fees”:

US$675,000 in total during the first Contract Year, of which the Parties agree the total has been paid in full;

US$890,000 in total during the second Contract Year, of which the Parties agree the total has been paid in full;

US$850,000 in total during the third Contract Year, paid to Diversinet in four installments as follows: $250,000 on December 15, 2008, and $200,000 on each of March 1, 2009, June 1, 2009 and September 1, 2009; and

US$1,310,000 in total during the fourth Contract Year, paid to Diversinet in four installments as follows:  $335,000 on December 1, 2009, and $325,000 on each of March 1, 2010, June 1, 2010 and September 1, 2010.

3.3.

In the following sentence, in the second bullet under “Per Account Fees,” the number “$060” is deleted and replaced with the number “$0.60”.

4.

The second and third sentences of Section 6.1.3 of the Agreement are deleted and replaced with the following:

Notwithstanding the above, INTX shall have the right, at any time upon at least 90 days prior notice, but not to be effective until after March 1, 2010, to terminate and release Diversinet from the Restrictive Covenants and void the requirement to pay the Minimum Restrictive Covenant Fees, by providing written notice to Diversinet with termination of the Restrictive Covenants and any future obligation to pay Minimum Restrictive Covenant Fees to be effective 90 days from the date of the notice.  Such notice shall terminate any further quarterly, annual or other installment payments due upon the expiration of the 90 day notice period.

5.

Section 1.2.17 of the Agreement is amended to replace the words “Schedule E” with the words “Schedule D”.

6.

Except as set forth in this Amendment, the Amendment is not amended or modified by this Amendment, and the Agreement remains in full force and effect.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date intending to be legally bound.

DIVERSINET CORP. By: ___________________________ Name: Albert Wahbe Title: Chief Executive Officer	INTERSECTIONS INC. By: ___________________________ Name: ___________________________ Title: ___________________________

#