Form 20-F
period 2009-12-31
DIVERSINET CORP
filed 2010-03-04
CIK 918387

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

or

[x]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

For the fiscal year ended December 31, 2009

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:     48,335,872 Common Shares as of December 31, 2009

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

29

ITEM 5. (D)

TREND INFORMATION

29

ITEM 5. (E)

OFF-BALANCE SHEET ARRANGEMENTS

30

ITEM 5. (F)

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

30

ITEM 5. (G)

SAFE HARBOR

30

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

30

ITEM 6. (A)

DIRECTORS AND SENIOR MANAGEMENT

31

ITEM 6. (B)

COMPENSATION

31

ITEM 6. (C)

BOARD PRACTICES

34

ITEM 6. (D)

EMPLOYEES

37

ITEM 6. (E)

SHARE OWNERSHIP

37

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

38

ITEM 7. (A)

MAJOR SHAREHOLDERS

38

ITEM 7. (B)

RELATED PARTY TRANSACTIONS

39

ITEM 7. (C)

INTERESTS OF EXPERTS AND COUNSEL

40

ITEM 8.

FINANCIAL INFORMATION

41

ITEM 8. (A)

FINANCIAL INFORMATION

41

ITEM 8. (B)

SIGNIFICANT CHANGES

41

ITEM 9.

THE OFFER AND LISTING

41

ITEM 9. (A)

OFFER AND LISTING DETAILS

41

ITEM 9. (B)

PLAN OF DISTRIBUTION

43

ITEM 9. (C)

MARKETS

43

ITEM 9. (D)

SELLING SHAREHOLDERS

43

ITEM 9. (E)

DILUTION

43

ITEM 9. (F)

EXPENSES OF THE ISSUE

43

ITEM 10.

ADDITIONAL INFORMATION

43

ITEM 10. (A)

SHARE CAPITAL

43

ITEM 10. (B)

MEMORANDUM AND ARTICLES OF ASSOCIATION

44

ITEM 10. (C)

MATERIAL CONTRACTS

44

ITEM 10. (D)

EXCHANGE CONTROLS

45

ITEM 10. (E)

TAXATION

46

ITEM 10. (F)

DIVIDENDS AND PAYING AGENTS

51

ITEM 10. (G)

STATEMENT BY EXPERTS

51

ITEM 10. (H)

DOCUMENTS ON DISPLAY

51

ITEM 10. (I)

SUBSIDIARY INFORMATION

51

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

51

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

51

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

51

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

51

ITEM 15.

CONTROLS AND PROCEDURES

51

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

53

ITEM 16. (E)

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

53

ITEM 16. (F)

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

53

ITEM 16. (G)

CORPORATE GOVERNANCE

54

PART III

ITEM 17.

FINANCIAL STATEMENTS

54

ITEM 18.

FINANCIAL STATEMENTS

54

ITEM 19.

EXHIBITS

54

SIGNATURE PAGE

55

#

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

3-A.

Selected Financial Data

The selected financial data for the fiscal years ended December 31, 2009, 2008, 2007, 2006, and 2005 are derived from our audited financial statements.  The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto and “Operating Results” appearing in Item 5-A. of this annual report.  As a result of a number of circumstances, including financing activities and the U.S. dollar becoming the primary currency in which most of our business is transacted, effective October 1, 2003, we adopted the U.S. dollar as our measurement and reporting currency for preparation of our consolidated financial statements.  In addition, except where otherwise indicated, all financial information in this report is presented in United States dollars.

Our financial statements have been prepared in accordance with Canadian GAAP.  These principles conform in all material respects with U.S. GAAP except as described in Note 14 to our 2009 consolidated financial statements.  Under U.S. GAAP share capital would be greater by $25,123,801 and deficit would be less by $30,063,951 for the year ended December 31, 2009 due to the elimination of a reduction in stated capital offset against accumulated shareholders’ deficit in March of 1999 and the reclassification of shares under Canadian GAAP to redeemable preferred stock recorded under U.S. GAAP.  For each of the three years ended December 31, 2007, U.S. GAAP share capital would be greater and deficit would be less by $30,089,054 due to the elimination of a reduction in shared capital offset against accumulated shareholders’ deficit in March 1999 recorded under the Canadian GAAP which would not have been recognized under U.S. GAAP.

Selected Financial Data

(in 000’s, except per share data)

	Fiscal Year Ended December 31, 2009	Fiscal Year Ended December 31, 2008	Fiscal Year Ended December 31, 2007	Fiscal Year Ended December 31, 2006	Fiscal Year Ended December 31, 2005
(In accordance with Canadian GAAP)
Revenue	7,973	4,615	4,537	1,667	1,101
Income (Loss) from Continuing Operations	1,911	(1,949)	(3,433)	(3,451)	(7,039)
Loss from Discontinued Operations	0	0	0	0	(71)
Net Income (Loss)	1,911	(1,949)	(3,433)	(3,451)	(7,109)
Weighted Average no. of shares (000’s)	47,192	44,454	36,872	28,740	20,578
Income (Loss) Per Share – Continuing Operations	0.04	(0.04)	(0.09)	(0.12)	(0.34)
Net Income (Loss) Per Share	0.04	(0.04)	(0.09)	(0.12)	(0.35)
Dividends Per Share	0.00	0.00	0.00	0.00	0.00
Working Capital	12,054	8,807	7,468	3,697	1,081
Long-term Liabilities	0	0	0	0	0
Shareholders’ Equity	12,272	9,062	7,848	4,086	1,554
Total Assets	13,001	12,388	8,960	5,830	2,013
Share Capital	69,037	68,100	65,371	58,414	54,348
(In accordance with U.S. GAAP)
Revenue	7,973	4,615	4,537	1,667	1,101
Income (Loss) from Continuing Operations	1,911	(1,949)	(3,433)	(3,451)	(6,599)
Loss from Discontinued Operations	0	0	0	0	(71)
Net Income (Loss)	1,911	(1,949)	(3,433)	(3,451)	(6,670)
Income (Loss) Per Share – Continuing Operations	0.04	(0.04)	(0.09)	(0.12)	(0.32)
Net Income (Loss) Per Share	0.04	(0.04)	(0.09)	(0.12)	(0.32)
Long-term Liabilities	0	0	0	0	0
Shareholders’ Equity	7,307	4,096	2,883	4,086	1,554
Total Assets	13,001	12,388	8,960	5,830	2,013
Share Capital	94,161	93,224	90,495	88,503	84,437

At our March 1999 Annual Meeting, our shareholders approved a resolution providing for the reduction of our stated capital by $30,089,000.  This resulted in a reduction in our accumulated shareholders’ deficit in the same amount.  At December 31, 2009, we had an accumulated deficit of $63,217,000.  If our shareholders had not approved the reduction in our stated capital, our accumulated deficit at December 31, 2009 would have been $93,281,000 and December 31, 2008 would have been $95,192,000.

The August 31, 2007 private placement of 6,756,757 common shares at $0.74 per common share for gross proceeds of $5,000,000 included a change of control put right whereby the holder has the right, at its option to require the Company to repurchase the shares at a price of $0.74 per share, if upon a change of control event, the consideration offered is less than $0.74 per share.  SEC Regulation 210.5-02 requires the Company to classify the shares as redeemable preferred stock (or temporary equity) as the shares are redeemable at the option of the holder and the conditions for redemption are not solely within the control of the Company.  As at December 31, 2009 the redemption value of the shares is equal to the value the Company would have to pay to the holder to redeem the shares is $0.74 per share.

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five fiscal years ended December 31, 2009 and the end of each of the last six months, the average rates for the period, and the range of high and low rates for the period.  For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

	U.S. Dollar/Canadian Dollar
	Close	Average	High	Low
Month Ended 01/31/10	1.0693	1.0429	1.0695	1.0225
Month Ended 12/31/09	1.0510	1.0544	1.0748	1.0366
Month Ended 11/30/09	1.0556	1.0595	1.0830	1.0427
Month Ended 10/31/09	1.0819	1.0548	1.0961	1.0251
Month Ended 09/30/09	1.0707	1.0817	1.1103	1.0591
Month Ended 08/30/09	1.0950	1.0882	1.1121	1.0670
Fiscal Year Ended 12/31/09	1.0510	1.1419	1.3066	0.9711
Fiscal Year Ended 12/31/08	1.2180	1.0660	1.0298	0.7688
Fiscal Year Ended 12/31/07	1.0088	1.0748	1.1878	0.9066
Fiscal Year Ended 12/31/06	1.1664	1.1346	1.1796	1.0926
Fiscal Year Ended 12/31/05	1.1613	1.1610	1.1646	1.1583

The exchange rate was 1.0414 as of February 18, 2010.

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

We have limited financial resources, and if we fail to either raise capital when needed or generate revenues, we may need to cease operations.  While we believe that we have sufficient cash to operate through the next twelve months, our ability to continue operations beyond the next fiscal year may be dependent on our ability to obtain additional financing.  Although we have made progress in developing our products and have completed initial consumer deployments and our revenue from operations for fiscal 2009 was sufficient to cover our operating expenses, failure to maintain existing revenues or develop new revenue sources may cause expenses to exceed revenues in the future.  On January 20, 2010, AllOne Mobile Corporation (“AllOne”) and AllOne Health Group, Inc. (“AHG”) commenced a legal proceeding in Pennsylvania against us, seeking to terminate our agreement.  Although AllOne is contractually obligated to pay minimum quarterly amounts of $1.75 million during 2010 under our agreement, on February 26, 2010 AllOne indicated to our management that it was not going to make the March 1, 2010 quarterly payment given the legal proceedings initiated by it.  As of this date, AllOne has failed to make the quarterly minimum commitment payment due at that time.  AllOne represented 82% of our 2009 revenues.  Should AllOne and AHG be successful, we will no longer have the annual minimum revenues under the agreement to rely upon.  We have obtained funding for operations from private equity placements in the past, but there is no assurance we will be able to do so again in the near future at commercially reasonable terms or at all despite the progress of the business.  In June 2008, 2,300,000 warrants were exercised into common shares by Albert Wahbe at $0.75 per warrant.  In August 2007, we completed a private placement of 6,759,757 common shares, at $0.74 per common share, for gross proceeds of $5,000,000.  In July 2006, we completed a private placement of 1,538,463 units, at $0.65 per unit, for gross proceeds of $1,000,000 and issued 96,154 units for consulting services related to the private placement.  Each unit was comprised of one Common Share and one Common Share purchase warrant, exercisable at $1.00 per share and expiring on July 26, 2008.  In June 2006, we completed a private placement of 6,680,001 units, at $0.60 per unit, for gross proceeds of $4,008,000.  Each unit was comprised of one Common Share and one Common Share purchase warrant, of which half of the warrant is exercisable at $0.75 and the other half is exercisable at $0.90, expiring on June 30, 2008.  The terms of new capital, if any, may materially dilute existing shareholders.  Our failure to either raise capital when needed or to generate revenues could leave us with insufficient resources in the future to sustain our operations beyond the next twelve months.

Impact of current economic conditions: The current unfavorable economic conditions may negatively impact the Company’s financial viability.  Unfavorable economic conditions could also increase the Company’s financing costs, negatively affect profitability, limit access to capital markets and negatively impact the ability to maintain or attract customers.  The Company often enters into multi-year contracts with customers that often have minimum threshold amounts due to us.  These contracts, including our agreements with AllOne and Intersections, Inc. (“Intersections”) agreements have a risk of cancellation if there is slow customer adoption.  Due to the economic uncertainty, our customers may default on their obligations under these agreements or seek to renegotiate certain of their financial obligations.  On January 20, 2010, we received notice from AllOne and AllOne Health Group, Inc. (“AHG”) that it has commenced a legal proceeding in Pennsylvania seeking the termination of our agreement with them upon their payment to us of $3,000,000.  We believe that the amounts due under the agreement, if terminated at this time by them, are substantially greater than AllOne and AHG’s claim.  AllOne represented 82% of our 2009 revenues.  Should AllOne and AHG be successful, we will no longer have the annual minimum revenues under the Agreement to rely upon.

We have lost money in the past, we may to continue to sustain losses in the future and may never achieve continued profitability.  This is our first year where we have generated sufficient revenues from the sales of our solutions and licensing of our products to achieve profitability.  For the year ended December 31, 2009, we posted net income of $1,911,000 of which $1,253,000 was from foreign exchange gains.  However, for the years ended December 31, 2008, 2007, and 2006, we posted net losses of $1,949,000, $3,433,000, and $3,451,000, respectively.  We may not be able to maintain profitability on a consistent basis and may show a loss from operations.

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

We have a limited number of customers.  The loss of, or a significant reduction in business from, any of these customers would materially harm our business and results of operations, and our future prospects depend substantially on expanding our customer base.  During fiscal 2009, 82% of revenue was generated from one customer and 15% of revenue was generated from another customer.  During fiscal 2008, 47% of revenue was generated from one customer and 30% and 18% of revenue was generated from two other customers.  The loss of revenues from one or more significant customers, or the failure to collect receivables due from a major customer in a timely manner would have a material adverse effect on our results of operations.  On December 4, 2009 we announced that we have commenced discussions with AllOne Mobile Corporation to renegotiate their September 2008 five-year license and revenue sharing agreement.  On January 20, 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of its agreement with us upon payment of $3,000,000.  We believe that the amounts due under the agreement, if terminated at this time, are substantially greater than AllOne and AHG’s claim.  AllOne represented 82% of our 2009 revenues.  Should AllOne and AHG be successful, we will no longer have the annual minimum revenues under the Agreement to rely upon.  If we are unable to expand our customer base, our results of operations will suffer.

Although AllOne is contractually obligated to pay minimum quarterly amounts of $1.75 million during 2010 under our agreement, on February 26, 2010 AllOne indicated to our management that it was not going to make the March 1, 2010 quarterly payment given the legal proceedings initiated by it.  As of this date, AllOne has failed to make the quarterly minimum commitment payment due at that time.  For health care sales, initial amounts received are allocated to AllOne until the minimum commitment fee is met, after which Diversinet and AllOne share revenues according to the agreement.  Under the terms of the Agreement, Diversinet received a minimum commitment fee of $5.5 million in the first year ended August 30, 2009.  Thereafter Diversinet is entitled to receive $7 million in contract years two and three, payable quarterly in advance.  The agreement may be cancelled without penalty after the third year, upon 180 days written notice, if, through no fault of either party, there are changes in market conditions, law or regulation, or technology obsolescence.

In December 2008, we amended the Intersections license and VAR agreement to change the contract term to November 2010.  This amendment provided for decreased minimum license fees of $850,000 for the first contract year and $1,310,000 for the second contract year, payable quarterly in advance.  The minimum license fees clause is cancellable after March 1, 2010 upon 90 days notice.  Therefore the last two payments of $325,000 in each of June and September 2010 could be terminated upon written notice from Intersections.  Should AllOne or Intersections be unsuccessful at generating end-users and ultimately revenues, we would expect these customers to terminate their agreements.

Fluctuations in foreign exchange may adversely affect our business.  Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal 2007, 2008 and 2009, we have incurred a large portion of our expenses in U.S. and Canadian dollars, but we also incurred a smaller portion of our expenses in other currencies including Pound Sterling and Hong Kong dollars.  Changes in the value of these currencies relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  During October 2008, we exchanged $10,000,000 into Cdn$12,940,000.  As the majority of our expenses are in Canadian dollars, and with the appreciation of the US/Cdn foreign exchange rate, we believe that this exchange was a prudent decision to match the longer term requirement for Canadian dollars to meet ongoing Canadian dollar expenses.  A decline in the Canadian dollar against the U.S. dollar would result in foreign exchange losses.  During fiscal 2007, 2008 and 2009, we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.  The Company does not have any foreign currency derivative instruments outstanding at December 31, 2009.

We may not be successful if we fail to attract and retain our key technical personnel.  We currently have two senior officers and 39 employees and 3 contractors.  We may not be able to improve our solutions and products or create new products if we lose any of our key employees or contractors.  We do not maintain key person life insurance policies on any of our employees.  Skilled technical personnel can be difficult to attract depending on the strength of the economy and competitive opportunities.  We may not be able to retain our current employees if they receive better job offers from other employers.

We are involved in litigation.  During January 2010, we received notice from AllOne and AHG that it has commenced a legal proceeding in Pennsylvania seeking the termination of the Agreement upon payment of $3,000,000.  We believe that the amounts due under the Agreement, if terminated at this time, are substantially greater than AllOne and AHG’s claim.  AllOne represented 82% of our 2009 revenues.  Should AllOne and AHG be successful, we will no longer have the annual minimum revenues under the Agreement to rely upon.  Our Company has previously been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Furthermore, we may need to commence litigation against other parties to ensure that the conditions under contractual agreements are met.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.

We have limited experience in the authentication security software and identity management solutions field, and we are therefore subject to risks inherent in establishing a new business.  We have been in the application software field since 2006, the authentication security software field since fiscal 2004 building upon our data security experience beginning in 1997.  We are not sufficiently established to fully evaluate or forecast our prospects, and we are subject to the risks inherent in establishing a new business enterprise.

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

We might not always be able to enforce our intellectual property rights.  Our success depends significantly upon our proprietary technology, and our means of protecting our proprietary and intellectual property rights may not be adequate.  We rely on a combination of patent and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect our proprietary rights.  We have six U.S. patents, which will be in effect until at least August 22, 2017, four patents granted in Israel in effect until at least 2017, and two Canadian patent in effect until 2027.  We also have 24 applications pending in the United States and Canada.  We cannot provide assurance that any of our applications will be approved, that any new patents will be issued, that we will develop proprietary products or technologies that are subject to patent, that any issued patent will provide us with any competitive advantages or will not be challenged by third parties.  Furthermore, we cannot provide assurance that the patents of others will not have a material adverse effect on our business and operating results.  There is also a risk that our competitors will independently develop similar technology, duplicate our products or design around our patents or other intellectual property rights.  We also cannot assure you that others will not seek and obtain patents that will prevent, limit or interfere with our ability to make, use or sell our technology either in the United States or in international markets.  For example, it has been recently brought to our attention that a U.S. patent application has been filed which we believe could adversely affect our intellectual property rights and, in fact, may be based upon a misappropriation of our intellectual property.  We are currently exploring responses available to us, including challenging such patent application and/or asserting a claim against the applicant for misappropriation.

If our technology or products were determined to infringe upon the rights of others, we would be required to obtain licenses to use that technology.  If we are not able to obtain a license in a timely manner on acceptable terms or at all, we may have to stop producing our product until we can develop an alternative that does not infringe the rights of others.

Patent disputes are common in technology-related industries.  We cannot provide assurance that we will have the financial resources to enforce or defend a patent infringement or proprietary rights action, including the above referenced possible claim of misappropriation.  As the number of products and competitors in our target markets grows, the likelihood of infringement claims also increases.  Any claims or litigation may be time-consuming and costly, cause product shipment delays or require us to redesign our product or require us to enter into royalty or licensing agreements.  Any of these events could have a material adverse effect on our business and operating results.  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to use our proprietary information and software.  In addition, the laws of some foreign countries do not protect proprietary and intellectual property rights to as great an extent as do the laws of Canada and the United States.

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

Our articles of incorporation authorize us to issue an unlimited number of common shares, which could result in dilution to our shareholders. Subject to regulatory and/or shareholder approval, shareholders may experience dilution or limitations in takeover attempts because our articles of incorporation allow us to issue an unlimited number of common shares.  Our shareholders have no right to purchase additional common shares when we issue new shares.  As of December 31, 2009, we had 48,335,872 common shares issued and outstanding.

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

The following table provides the amount spent on capital expenditures for the years ended December 31, 2009, 2008, and 2007:

YEAR	AMOUNT
2009	$38,000
2008	$30,000
2007	$111,000

There have been no major capital divestitures during the fiscal years ended December 31, 2009, 2008 or 2007.  A large portion of the capital expenditures have been computer hardware, furniture and fixture and software required for our ongoing operations.  Most of these expenditures have occurred at our head office.  We currently have no significant capital expenditures or divestiture projects in process.  All capital expenditures have been financed through working capital.

4-B.

Business Overview

We are a provider of secure application platforms for the mobile world utilizing wireless authentication and access solutions that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device.  Diversinet’s reliable, end-to-end MobiSecure Platform, provides global, secure and cost effective applications to mobilize personal health records, financial services transactions and identity protection management.

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

We develop, license, service and support the Diversinet MobiSecure suite of mobile authentication and access products, solutions and services.  Based on our intellectual property, patents and Diversinet Passport Trust Platform™ developed over the last eight years, we have consolidated our core technology capabilities to an application licensee/reseller business model and re-branded our offerings as the Diversinet MobiSecure suite of mobile and fixed authentication products, solutions and services.  As a packaged software and security appliance provider, Diversinet products, solutions and services allow companies to deploy the robust mobile-optimized strong authentication infrastructure needed for trusted exchange of sensitive information over data networks quickly and cost-effectively.

The Diversinet MobiSecure® product, solution and service suite is comprised of the following individual software products and solution offerings:

•

Diversinet’s MobiSecure® Wallet is a client-side secure container application, which can access or hold confidential personal information, such as user id and access information via fax, email and SMS.  It operates in concert with the MobiSecure® Vault, a server-side secure container application, and allows a user to access a host of personal information files.  Personal health records, financial information, payment information, entertainment or loyalty information can be accessed in real time, directly from a user’s mobile phone or other access device.  The MobiSecure Vault provides large file storage and backup to the Wallet and is accessible through web service interfaces and adaptors.

•

Diversinet MobiSecure® SoftToken is a mobile-optimized strong authentication software that can be embedded on a variety of mobile and fixed devices, manages the trusted credentials used to authenticate the user for secure personal communications and commercial transactions and generates One-Time Passwords according to variety of industry-standard and proprietary algorithms.

•

Diversinet MobiSecure™ Strong Authentication is a specialized server product which provides Over-the-Air (OTA) and Over-the-Web (OTW) Diversinet MobiSecure®, SoftToken software, credential provisioning and registration lifecycle management for mobile and PC device users.  Additionally, the Authentication Server will offer mobile-optimized validation services.  Finally the server also offers Short Message Service (SMS)-based OTP functionality to support ‘zero-client’ mobile devices for mobile authentication services for users that do not carry mobile devices or use fixed devices that can support our client software directly.  We support soft tokens, personal computers and USB tokens.

•

Diversinet MobiSecure®, SDK provides mobile application developers with a suite of security Application Program Interface (APIs) to integrate the Diversinet MobiSecure Client software and service bureau infrastructure across a range of mobile device platforms, Internet and mobile data networks for secure personal communication and commercial transactions.

•

Diversinet Mobile, PKI provides a small footprint wireless public key infrastructure (PKI) for mobile devices and constrained device environments, delivering end-to-end security for m-commerce applications.  It uses lightweight PKI protocols and includes a certificate authority, registration authority, certificate repository, certificate validation services and client SDK that supports a wide range of mobile devices.

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

Market Acceptance of Strong Authentication

A wide range of products and services has been introduced to address strong authentication requirements for wired applications and services.  For example, products such as password tokens, smart cards and USB authenticators, which limit network access only to users having recognized addresses or entering recognized passwords, provide access control by providing One-Time-Passwords (OTPs).  These OTP products are generally limited in their flexibility, user convenience and are expensive to the general enterprise and consumer markets.  Globally, there are over 30 million hardware authentication ‘tokens’ in the market, as stated by vendors RSA (The Security Division of EMC), Vasco Data Security and others, with the average end user cost per token of $3-$90 per unit for enterprise remote access deployments.  This cost does not include system and server fees associated with validating the identity of the user as well as backend integration to the application and/or service provider.

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

Market Size

Mobile devices are becoming pervasive in many parts of the world.  Today there are more than 4 billion plus wireless phones worldwide with predictions of subscribers reaching six billion the end of 2010 (according to the international telecommunications union (ITU)), as networks grow and prices for handsets continue to drop according to Goldman Sachs Research.  Over 700 mobile network operators worldwide contribute to subscriber growth and will be seeking to retain subscribers through the provision of innovative authentication services.

Our products and services target wireless subscribers worldwide by enhancing the mobile device function to provide both a trusted identity and the capability to generate and receive One-Time Passwords.

Heath care organizations are looking for adoption of mobile phone technologies to support Internet access required for personal health records (PHRs).  Putting patients’ health records on computer systems instead of handwritten paper charts reduces medical complications, deaths and costs,  Financial Institutions worldwide are concerned with the weaknesses inherent in simple passwords as single factor authentication.

The Mobile Applications Market

The mobile applications market is undergoing fundamental changes as illustrated by the following characteristics:

•

Substantial increase in network bandwidth as mobile operators upgrade their networks from 3G to 4G  non wireless networks.

•

Mobile applications market in USA to reach $9 billion by 2011. (Source: m-GovWorld August, 2009).

•

Personal applications are becoming critical in the daily functions of major industries such as Health Care, Finance and Insurance.

•

Consumers are increasingly looking for instant access to their personal relevant information from their mobile device Anytime Anywhere.

•

Mobility will become the norm in virtually all applications.

•

Mobile applications falls under two categories. The first category is based on traditional SMS technology.  It does not require smart phone or data plan and it does not provide rich experience for the users.  The second emerging category is based on sophisticated mobile devices such as smart phones that can offer PC capabilities requiring the use of the phone data capability.  It includes mobile web access or and running mobile rich applications.

•

Emerging mobile applications include health care, payments and identity fraud and protection applications. Data security and strong authentication are essential requirements to safeguard personal and transactional information.

Demand Drivers

We believe that the significant drivers of demand for mobile-optimized strong authentication and secure applications and services are as follows:

1.

Rise of Phishing and Identity Theft Over the Internet

Consumers are becoming less trustful of Internet online systems for banking and commerce as identity theft and phishing attacks (sending an e-mail to a user falsely claiming to be an established legitimate enterprise in an attempt to trick the unsuspecting user into surrendering private information that will be used for identity theft) on consumers increase. We believe consumers are looking for more secure means of identifying themselves to financial institutions, online commerce suppliers and online service providers. The acceptance of One-Time Password token generators will enter the consumer market as the banking industry and e-commerce providers seek solutions to protect their customer transactions.

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

The Liberty Alliance, the leading identity network, is setting standards for the implementation of federated networks, and we believe the Liberty Alliance framework is emerging as a ‘de facto’ standard for mobile identity based data services..

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

5.

Lack of security as an impediment to m-commerce and e-commerce growth.

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

6.

Mobile health care

Health records are seeing an increasingly growing need to move from in paper chart form to Electronic Health records to being made available on the Internet to Anytime, Anywhere access via mobile devices. The increased use of Internet & other technologies are growing in order to improve the access, efficiency, effectiveness and quality of clinical and business processes utilized by health care organizations, practitioners, patients and consumers.

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

The key elements of our strategy to achieve this objective include the following:

Target emerging strong authentication and secure access applications markets.  Our sales and marketing activities are primarily targeted at health care and financial markets to protect consumer, enterprise, and commerce high-value applications with mobile assisted One-Time Password token solutions, in addition to more traditional forms of personal communications and commercial transactions over mobile data networks.  Within these markets, our customers and partners include device manufacturers, network infrastructure manufacturers, application developers, certificate authorities and mobile network operators.  Our business plan is dependent of the cooperation of numerous parties to a transaction.

Expand strategic relationships.  We have formed relationships in the areas of sales, marketing and technology with industry leaders, and expect to continue to form such relationships in the future, to encourage widespread acceptance of our mobile authentication products, solutions and services.  These include relationships with such companies as AllOne Mobile Corporation, Intersections, Inc, International Business Machines and Visa.

Maintain what we believe to be a leadership position in terms of research and development of technology.  In late 1996, we acquired technology that consists of concepts and methods that relate to automatic and safe public information communication systems and methods for secure distribution of information.  We have invested, and intend to continue to invest, significantly in the development of our technology.  We will base future development of our technology on mobile device security market requirements.  In January 1999, we were issued a patent for this technology by the U.S. Patent and Trademark Office that will be in effect until August 22, 2017.  In April 2001 we received a U.S. patent for our technology relating to the handling of permissions.  In June 2001 we received an Israeli patent that will be in effect until 2021 for our technology relating to safe communications handshake and data transfer.  In July 2003, we received a patent from the State of Israel Patent Office for our “System and Method for Reliable Key Transfer”.  This patent will be effective until 2021.  This system and method provides for an automated method to securely update root certificate authority (CA) keys and certificates (basis for root rollover) and combine domains. On August 5, 2003, we received a trademark from the U.S. Patent and Trademark Office for our Diversinet logo.  This trademark will be effective until 2013.  On November 2, 2003, we received a patent from the State of Israel Patent Office for our “System and Method for Handling Permits”.  This patent will be effective until 2017.  The patented technology provides for a unique permit separation model that enhances the security and privacy of wired and wireless e-commerce systems by improving the management of personal privileges in advanced PKI security environments.  On September 5, 2006, we received a patent from the U.S. Patent and Trademark Office for our “Method of establishing secure communications in a digital network using pseudonymic digital identifiers”. On November 21, 2006, we received a patent from the State of Israel Patent Office for our “Communication system and method”.  On January 30, 2007, we received a patent from the Canadian Intellectual Property Office for our “System and Method for Reliable Key Transfer”.  The patented technology describes a method to securely update root CA keys and certificates (Basis for Root Rollover) and combine domains.  On July 24, 2007, we received a US patent from the U.S. Patent and Trademark Office for our “Communication System and Method”.  On June 3, 2008, we received a US patent from the U.S. Patent and Trademark Office for our “System and Method of Looking up and Validating a Digital Certificate in one Pass”.  On August 12, 2008, we received a Canadian patent from the Canadian Intellectual Property Office for our “Method for Safe Communications”.  On June 30, 2009, we received a US Patent from the U.S. Patent and Trademark Office for our “Payment system and method using tokens”.  The patent provides a method for collecting payment over the internet by a third party for services using secure digital tokens issued by a third party.  The patent addresses several security and fraud issues related to the use of credit card payments over the internet.  On November 10, 2009 we received a trademark from the Canadian Intellectual Property Office for our MobiSecure product name. The trademark will be effective until 2024.

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

Products and Services

We believe our technology and approach to mobile authentication, access and transaction services have several distinct advantages over existing security methods.  Most notably, our solutions were developed specifically for the fixed and mobile environments.  Our mobile-optimized technology minimizes demands placed on scarce device resources such as processor and memory, and as a result assists in conserving battery life.  Our technology also minimizes the amount of data sent over the network and the number of steps required to achieve a secure connection, which optimizes consumer network resources

We develop, market and distribute a complimentary product and service suite: Diversinet MobiSecure platform provides, what we believe to be, a comprehensive security solution with a focus on mobile applications residing on RIM, Symbian, iPhone, Google Android, Palm, Microsoft and Java-based operating systems; mobile browser-based devices; and GSM/SIM (Subscriber Identity Module) based devices in addition to conventional PC’s.

Our products and services are designed to address the unique needs of mobile devices, networks and applications.  When integrated with specific applications, our products enable mobile users to effectively manage secure communications and transactions across mobile data networks.

Diversinet’s MobiSecure Wallet and Vault

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

Diversinet MobiSecure Client

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

Diversinet MobiSecure Strong Authentication Server

The Diversinet MobiSecure Strong Authentication server product will operate as a customer facilities hosted application server.

MobiSecure Strong Authentication server provides the basis for both supporting the provisioning of the Mobile Secure™ Client and the delivery of an SMS two-factor authentication service as well as validating the generated token values to permit access to corporate or secure facilities.

Diversinet MobiSecure SDK

The Diversinet MobiSecure toolkits includes a Software Development Kit (SDK) for SoftTokens and Software Development Kit for MobiSecure Provisioning Server integration.  The Software Development Kit for SoftTokens is available in both C and Java languages for Windows desktops, and multiple mobile phone platforms such as Palm OS, Symbian, J2ME (Java phones), Blackberry, MS Windows Mobile for Pocket PC, MS Windows Mobile for Smartphone and BREW. The SoftToken SDK supports OATH HOTP algorithm; secure credential storage on mobile devices using a patent-pending technique; and credential provisioning using a mobile optimized and secure credential provisioning protocol.

The SDK for MobiSecure Provisioning Server is available in Java language for Windows and Linux based platforms. The SDK supports OASIS SPML v1.0 protocol. The SDK allows MobiSecure Provisioning Server clients to order SoftTokens and manage the life-cycle of Tokens.

Diversinet Mobile PKI

The Diversinet Mobile PKI software on mobile devices takes users through the entire PKI process, from registration to using secure applications.  We provide a set of commands to communicate with the Certificate Server and Registration Authority and generate digital signatures and secure information on the mobile device.  PKI communication technologies make efficient use of limited bandwidth on most wireless networks, providing a timely user experience matching expectations of those used to wireline Internet transactions.

Product and Service Development

Our engineering group is focused on developing core technologies and enhancements to existing product lines to maintain and extend what we believe to be our technology and product leadership position.  More specifically, the group is currently focused on the development of additional features for Diversinet MobiSecure software and the Mobile Secure Authentication Server the features of which will be assessed in terms of market demand and competition.

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

As of December 31, 2009, our research and development staff consisted of 31 employees (of which 9 hold advanced degrees in science or business).  Research and development expenditures were $3.4 million in the fiscal year ended December 31, 2009, $2.6 million in the fiscal year ended December 31, 2008, and $2.3 million in the fiscal year ended December 31, 2007.  We expect to spend approximately $4.0 million in fiscal 2010.  We believe that timely development of new and enhanced security products is necessary to remain competitive in the marketplace.

Customers

We have executed limited pre-commercial collaboration programs with a range of market development partners and customers for mobile authentication services.  To date, a smaller subset of these partners and customers have initiated commercial launches of products or services that include the Company’s mobile authentication services and applications.  In June 2008, Intersections Inc. launched Mobile Lockbox, a major enhancement to the Identity Guard® Total Protection service.  MobiSecure™ Wallet and Vault mobile secure encrypted access solution is at the heart of the offering.  MobiSecure Wallet and Vault provides Intersections with a mobile security platform to extend its core Identity Guard offering by creating a host of new services that build closer, more personal and “sticky” relationships with new and existing customers.  In addition, we received service revenue for support and maintenance from other service contracts for professional services and solutions.

In June 2009, AllOne Mobile secured by Diversinet products went live on the iTunes App Store: AllOne Mobile and mCare.  The mCare application was designed for a U.S. Army pilot program that creates a challenge response secure session with the wounded warrior for real-time interactive feedback.  The AllOne Mobile direct-to-consumer application for Microsoft’s HealthVault became available in August 2009.  Following a successful implementation of our U.S. Army pilot, our combined solution will be moved behind the Army’s network firewall and the pilot metrics expanded.  AllOne Mobile’s platform is expected to support the rehabilitation needs of up to 10,000 soldiers in a phased implementation over the next year.  On January 20, 2010, AllOne commenced a legal proceeding in Pennsylvania against us, seeking to terminate our agreement with it.  Should AllOne successfully terminate such agreement, there can be no assurance that we will be able to retain the Army contract independently of AllOne.

Competition

Our mobile authentication technology is targeted at the new and rapidly evolving demand for mobile-optimized strong authentication solutions.  Although the competitive environment has yet to develop fully, we anticipate that it will be highly competitive, subject to rapid change and significantly affected by new product and service introductions and other market activities by industry participants.  We believe we are one of a few companies that currently have mobile authentication services based on the OATH reference architecture available in the mobile device security market that provides an end-to-end solution.  There are a number of successful security vendors who have announced their intention to compete in the mobile space.  These include RSA, Vasco, Alladin, and Entrust.  While these competitors have better name recognition in general, we are striving to become a leading brand in mobile authentication services today.  We also anticipate competition from a number of other larger and smaller companies that provide other security solutions.  Many of our competitors and potential competitors have significantly greater resources than we have.

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

The mobile applications market is an emerging market with increasing number of vendors. The market is focused on specific niche/packaged applications rather than general purpose platforms such as Diversinet’ MobiSecure Platform. Vendors that compete in that market includes Sybase,mFoundry, Clairmail, WellDoc, CellTrustBewell Mobile.

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

On August 12, 2008, we received a Canadian patent from the Canadian Intellectual Property Office for our “Method for Safe Communications”.

On June 30, 2009, we received a US Patent from the U.S. Patent and Trademark Office  for our “Payment system and method using tokens”.  The patent provides a method for collecting payment over the internet by a third party for services using secure digital tokens issued by a third party.

On November 10, 2009 we received a trademark from the Canadian Intellectual Property Office for our MobiSecure product name. The trademark will be effective until 2024. We have also applied to register the MobiSecure name trademark with the United States Patent and Trademark Office, but there can be no assurance that this trademark will be successfully registered.

Applications for thirty other patents have also been submitted in USA and Canada based on the same concept for which the United States patent was granted, as well as other concepts.

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

ITEM 4A.

Unresolved Staff Comments

Not Applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our financial statements have been prepared in accordance with Canadian GAAP.  These principles conform in all material respects with U.S. GAAP except as described in Note 14 to our 2009 consolidated financial statements.

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

While we have achieved profitability during the 2009 fiscal year, we have incurred operating losses in each of the prior four fiscal years due to losses from our continuing operations of developing security products.  We have sustained our business during this period through the sale of common shares in a series of private placements.  We cannot provide assurance that we will be able to raise sufficient funds in the future to sustain our operations.

5-A.

Operating Results

Overview

Founded in 1997 and based in Toronto, Canada, Diversinet is a provider of secure application platforms for the mobile world utilizing wireless authentication and access solutions that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device.  Diversinet’s reliable, end-to-end MobiSecure Wallet and Vault products provide global, secure and cost effective applications to mobilize personal health records, financial services transactions and identity protection management.  Our scaleable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services.  Our technology simplifies what had previously been a complex set of technical problems in both information security and wireless data communications.  In January 2007, Diversinet introduced new application solutions, MobiSecure Wallet and Vault, to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy and a rebuilding of the sales and marketing strategy of the Company.

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

During 2007, the average U.S. – Canadian dollar rate was 1.07, causing our Canadian dollar expenditures to increase relative to the U.S. dollar.  During 2008, the average U.S. – Canadian dollar rate was 1.07, causing our Canadian dollar expenditures to be stable relative to the U.S. dollar in the prior year.  During 2009, the average U.S. – Canadian dollar rate was 1.14, causing our Canadian dollar expenditures to increase relative to the U.S. dollar in the prior year.

Operating Results

Unaudited quarter ended December 31, 2009 compared to the unaudited quarter ended December 31, 2008

Revenue

For the quarter ending December 31, 2009, we reported revenue of $2,069,000 compared to $1,924,000 for the quarter ended December 31, 2008.  During the quarter, we generated 5% (3% in 2008) of our revenue from consulting services and 95% (97% in 2008) from licensing.  The higher revenue for the 2009 quarter was largely due to the increase in minimum restrictive covenant fees from Intersections from $200,000 to $335,000 as per license agreement amended in November 2008.

Cost of revenues

Cost of revenues were $49,000 (gross margin of 98%) for the quarter ended December 31, 2009 compared to $2,000 (gross margin of 100%) for the same quarter in 2008.  The change is due to the allocation of development costs to cost of revenues related to the redeployment of employees to complete customer projects of $6,367 in Q4 2009 ($1,900 in Q4 2008) and the allocation of $43,000 ($nil in Q4 2008) of consulting fees related to Intersection.

Expenses

Research and development expenses were $1,262,000 for the quarter ended December 31, 2009 compared to $823,000 for the same period of 2008.  The Q4 2009 results include an increase of the headcount from 28 to 32 and employee bonuses of $449,000 (2008 - $244,000).  Sales and marketing expenses were $365,000 for the quarter ended December 31, 2009 compared to $474,000 for the same period of 2008. The decrease in sales and marketing expenses in Q4 2009 was due primarily to the decrease in consulting services of $70,000 and a decrease in travel expenses of $50,000. The Q4 2009 general and administrative expenses were $932,000 compared to $971,000 for the same period in 2008

Depreciation and amortization

Depreciation and amortization expense was $20,000 for the quarter ended December 31, 2009 compared to $76,000 for the same period of 2008.  The decrease of depreciation in Q4 2009 is the result of the write off of certain assets in Q4 200.

Net Loss

We reported a net loss of $406,000 for the quarter ended December 31, 2009 compared to a net income of $272,000 for the quarter ended December 31, 2008.  The net loss per share was $(0.01) for the quarter ended December 31, 2009 and net income per share $0.01 for the quarter ended December 31, 2008 based on a weighted average of 47,443,000 and 46,125,000 common shares, respectively.

Year ended December 31, 2009 compared to year ended December 31, 2008

Revenue

For the years ended December 31, 2009 and 2008, we reported revenues of $7,973,000 and $4,615,000, respectively.  We generated 99% (96% in 2008) of our revenues from the United States, 1% (3% in 2008) from the Asia Pacific region, nil% (1% in 2008) from Canada during the year ended December 31, 2009.  During 2009, we generated 7% (22% in 2008) of our revenues from consulting services and 93% (78% in 2008) from licensing.  We currently generate our revenues from a small number of customers.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  During 2009, 98% of our revenue came from two customers, AllOne and Intersections (95% in 2008).  While we are endeavouring to increase our customer base, the market that we operate in is still in an evolving stage and our revenue base is still quite small.  Therefore, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

In September 2008 we entered into a license and revenue share agreement with AllOne Mobile Corporation.  The Agreement replaces a three year licensing agreement entered into with AllOne Health Group Inc. in August 2007.  AllOne is a subsidiary of AHG who in turn is a subsidiary of HSA.  Under the terms of the Agreement, Diversinet has provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  The Agreement has a term of five years and may be cancelled after the third year if, through no fault of either party, market conditions, law or regulation, or technology make the combined software product obsolete or unable to be sold.  Over the term of the Agreement, Diversinet is required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the Agreement, Diversinet received a minimum commitment fee of $5.5 million in the first contract year, and is entitled to receive $7 million in years two and three.  The Company has concluded that the Company’s commitment to deliver major product upgrades meets the definition of an unspecified additional software product and as a result the entire arrangement would be accounted for as a subscription.  Under subscription accounting, the fee would be recognized ratably over the non-cancelable term of the arrangement beginning with the delivery of the first product.  During 2009 this agreement generated $6,500,000 (2008 - $2,167,000) in revenue.

Cost of revenues

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.  Costs of revenues were $175,000 (gross margin of 98%) for the year ended December 31, 2009 compared to $308,000 (gross margin of 93%) for 2008.  The Company is able to effectively redeploy its employees between its research and development projects, sales and marketing activities and customer service contracts on a continuous basis, thereby the cost of revenues only represents costs related to employees while they are actively involved in performing services under contracts.

Expenses

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.  Research and development expenses were $3,352,000 for the year ended December 31, 2009 compared to $2,602,000 for 2008.  The increase in research and development costs in 2009 was largely due to the increase of 13% in head count (from 28 to 32 people) in this department.  In 2009, product developments costs of $54,000 ($252,000 in 2008) were reallocated from research and development to cost of revenues as the development department redeployed its resources to perform professional services work to modify our products as required under our customer agreements

Sales and marketing expenses include compensation of sales (salary and commissions) and marketing personnel, public relations and advertising, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.  Sales and marketing expenses were $1,448,000 for the year ended December 31, 2009 compared to $1,862,000 for 2008.  The decrease in 2009 of the sales and marketing expenses is related mainly to a decrease in overall salaries of $66,000, consulting services of $200,000 due to the termination in 2008 of James Wigdale’s consulting agreement, and travel and media relations expenses of $148,000.

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs.  Corporate personnel include executive officers, financial planning and control, legal, human resources and corporate administrative staff.  General and administrative expenses were $2,326,000 for the year ended December 31, 2009 compared to $2,512,000 for 2008.  Included in the December 31, 2009 general and administrative expenses is $1,196,000 ($1,389,000 for 2008) relating to stock-based compensation expenses.  Under GAAP, the Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the common shares, stock options and warrant grants.

Depreciation and amortization

Depreciation and amortization expense was $76,000 for the year ended December 31, 2009 compared to $155,000 for 2008. The decrease in depreciation in 2009 is due to the write down of certain assets in 2008

Other Income

Foreign exchange gains were $1,253,000 for the year ended December 31, 2009 compared to $655,020 for the year ended December 31, 2008.  During 2009, the U.S./Canadian dollar exchange rate fluctuated from approximately 1:1.05 to 1:1.26.  During October 2008, we exchanged $10,000,000 into Cdn$12,940,000.  As the majority of our expenses are in Canadian dollars, we believe that this exchange was a prudent decision to match the longer term requirement for Canadian dollars to meet ongoing Canadian dollar expenses.  We earned interest and other income of $61,000 during 2009 compared to $220,000 for 2008 through investing our excess cash.  Current interest rates for short term investment grade investments have decreased over the past year.

Net Income

We reported net income for the year ended December 31, 2009 of $1,911,000 compared to a net loss of $1,949,000 for 2008.  The net income and loss include stock-based compensation expense relating to the issuance of common shares, options and warrants of $1,046,000 and $1,389,000 during 2009 and 2008, respectively.  The 2009 net income includes the gain from foreign exchange of $1,253,000 ($655,000 in 2008).  Basic earnings per share for 2009 was $0.04 compared to a loss per share of $(0.04) in 2008 based on a weighted average of 47,192,000 and 44,454,000 common shares, respectively.

Year ended December 31, 2008 compared to year ended December 31, 2007

Revenue

For the years ending December 31, 2008 and 2007, we reported revenue of $4,615,000 and $4,537,000, respectively.  We generated 96% (92% in 2007) of our revenues from the United States, 3% (3% in 2007) from the Asia Pacific region, 1% (1% in 2007) from Canada and nil% (4% in 2007) from other areas during the year ended December 31, 2008.  During 2008, we generated 22% (35% in 2007) of our revenue from consulting services and 78% (65% in 2007) from licensing.  We currently generate our revenues from a small number of customers.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  In December 2006 we entered into a consulting and licensing agreement with BCNEPA.  During 2007, this agreement has generated revenue of $1,000,000 for the delivery of the solution to BCNEPA, including 100,000 tokens.  This agreement was superseded concurrently with the signing of the AllOne agreement.  In May 2007 we entered into a license and VAR agreement to provide our MobiSecure Wallet and MobiSecure Vault mobile secure access solution to Intersections.  During 2008 this agreement generated revenues of $1,407,000 ($844,000 in 2007).  In August 2007 we entered into a license and revenue sharing agreement with AllOne Health Group Inc. to bundle certain software and share revenues from the sales of the combined software and a statement of work to develop certain features for the product.  During 2008 these agreements generated revenues of $833,000 ($2,093,000 in 2007).

During 2008, 95% of our revenue came from three customers (87% in 2007).  While we are endeavouring to increase our customer base, the market that we operate in is still in an evolving stage and our revenue base is still quite small.  Therefore, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.  For healthcare sales, initial amounts received are allocated to AllOne until the minimum commitment fee is met, after which Diversinet and AllOne share revenues according to the agreement.

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

Sales and marketing expenses include compensation of sales (salary and commissions) and marketing personnel, public relations and advertising, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.  Sales and marketing expenses were $1,862,000 for the year ended December 31, 2008 compared to $1,781,000 for 2007.  The increase in sales and marketing expenses in 2008 is partly due to a $110,000 termination fees for a Director’s consulting agreement, $203,000 in contractor’s fees, offset by a decrease of $275,000 in commission expenses.

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

Net Loss

We reported a net loss for the year ended December 31, 2008 of $1,949,000 compared to $3,433,000 for 2007.  These net losses include stock-based compensation expense relating to the issuance of common shares, options and warrants of $1,389,000 and $1,543,000 during 2008 and 2007, respectively.  The 2008 net loss includes the gain from foreign exchange of $655,000.  The net loss of 2007 includes the one time severance expense of $512,000 related to the former CEO and $391,000 relating to a litigation settlement.  Loss per share for 2008 was $0.04 compared to $0.09 in 2007 based on a weighted average of 44,454,000 and 36,872,000 common shares, respectively.

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

Allowance for doubtful accounts

The Company has an accounts receivable balance of $80,000 at December 31, 2009 (2008 – $nil).  The valuation of accounts receivable requires significant estimates to be made by management and the valuation of these balances could have an impact on the Company’s consolidated financial statements.  These accounts receivable are comprised of amounts arising from contractual arrangements with major health care, identity management, financial and mobile network and security service providers.  The Company determines an allowance for doubtful accounts based on knowledge of the financial conditions of its customers, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience.  At December 31, 2009, management has consistently applied this methodology and the Company has had a history of minimal bad debt loss.  A change in any of the factors impacting the estimate of the allowance for doubtful accounts will directly impact the amount of bad debt expense recorded in general and administrative expenses.

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

Recoverability of long-lived assets

Long lived assets, including fixed assets and intangible assets with finite useful lives, are depreciated over their estimated useful lives.  The Company reviews for impairment annually, or more frequently, if events or changes in circumstances indicate that the carrying amount may not be recoverable.  If the sum of undiscounted cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired.  These analyses involve estimates of future cash flows and estimated periods of use.  If the undiscounted net cash flows associated with a group of long-lived assets exceed the carrying amounts, impairment losses are measured as the excess of the carrying amount over the fair value

Revenue Recognition

The Company recognizes software and software related revenue in accordance with U.S. GAAP.  The Company derives revenue from licensing its products and providing related services, including installation, integration, and maintenance.

(i) Subscription revenue:

In September 2008 the Company entered into a license and revenue share agreement (the “Agreement”) with AllOne Mobile Corporation (“AllOne”).  The Agreement replaces a three year licensing agreement entered into with AllOne Health Group Inc. in August 2007.  AllOne is a subsidiary of AllOne Health Group Inc. (“AHG”) who in turn is a subsidiary of Hospital Services Association of Northeastern Pennsylvania (“HSA”).  Through a private placement in 2007, HSA acquired 6,756,757 common shares, which currently represents approximately 14.5% of the Company’s outstanding shares.

Under the terms of the Agreement, Diversinet has provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  The Agreement has a term of five years and may be cancelled after the third year if, through no fault of either party, market conditions, law or regulation, or technology make the combined software product obsolete or unable to be sold.  Over the term of the Agreement, Diversinet is required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the Agreement, Diversinet is to receive a minimum annual fee of $5.5 million in the first year, $7 million in years two and three and, if applicable, $10 million in years four and five.

The Company has concluded that the Company’s commitment to deliver major product upgrades meets the definition of an unspecified additional software product.  If an arrangement includes unspecified additional software products, the entire arrangement would be accounted for as a subscription.  Under subscription accounting, the fee would be recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product.  During each of the four quarters of 2009 $1,625,000 in revenue has been recognized under this Agreement.

On January 20, 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the Agreement upon payment to us of $3,000,000.  We believe that the amounts due under the Agreement, if terminated at this time, are substantially greater than AllOne and AHG’s claim.  See subsequent events, note 15.

(ii) License revenue:

The Company recognizes product revenue when it has an executed license agreement with the customer, the software product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable.  The Company considers fees related to arrangements with significant payments due beyond its normal trading terms not to be fixed or determinable.  If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer.  If collectability is not considered probable, revenue is recognized when the fee is collected.

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

(iii) Service revenue:

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

(iv) Maintenance revenue:

Maintenance and support revenues paid in advance are non-refundable and are recognized ratably over the term of the agreement, which typically is twelve months.

Maintenance generally includes the right to receive unspecified updates and upgrades, determined solely by the Company, after the software license period begins.  These unspecified update and upgrade rights generally provide for the customer to receive bug fixes and future enhancements, respectively, to the existing software. Maintenance revenue is recognized ratably over the term of the maintenance contract

(v) Deferred Revenue:

Product and services revenues that have been prepaid but do not yet qualify for recognition as revenue under the Company’s revenue recognition policy are reflected as deferred revenue on the consolidated balance sheets.

Adoption of New Accounting Pronouncements

Effective January 1, 2009, the Company adopted Handbook Section 3064, Goodwill and Intangible Assets (“CICA 3064”).  CICA 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This new standard was applied retrospectively, with restatement of prior periods where applicable.  The adoption of these standards did not have any impact to the Company’s financial statements.

In October 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with Handbook Sections 1601, Consolidated Financial Statements (“CICA 1601”), and 1602, Non-controlling Interests (“CICA 1602”).  CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company's interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.  The Company is assessing the impact of the new standards on its consolidated financial statements.

During the year, the Emerging Issues Committee (EIC) issued EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.  This standard clarifies that entities must consider their own credit risk and the credit risk of the counterparty in the determination of fair value of derivative instruments.  The abstract should be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value upon adoption of this standard.  The adoption of this standard did not have any impact to the Company’s financial statements.

During the year, the CICA amended section 3862, “Financial Instruments – Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly.  Level 3 valuations are based on inputs that are not based on observable market data.  The amendments to these standards have been reflected in note 13(e) of the financial statements

5-B.

Liquidity and Capital Resources

Quarter ended December 31, 2009 compared to quarter ended December 31, 2008.

The net increase in cash and cash equivalents for the fourth quarter of 2009 was $607,000 compared to $71,000 for the fourth quarter of 2008.  The Q4 2009 increase is largely due to cash provided by operations of $202,000, a foreign exchange gain of $138,000, and the issue of common shares from the exercise of options for cash of $254,000.  The Q4 2008 increase is largely due to a foreign exchange gain of $616,000 offset by cash used in operations of $476,000.  Cash used in investing activities for Q4 2009 and Q4 2008 is solely the result of the purchase of capital assets of $10,000 and $6,000 respectively.

Year ended December 31, 2009 compared to year ended December 31, 2008.

Cash and cash equivalents at December 31, 2009 were $12,668,000 compared with $12,075,000 at December 31, 2008. The net change in cash and cash equivalents at December 31, 2009 was an increase of $592,000 compared with $3,681,000 in 2008.  The 2009 increase was largely due to foreign exchange gains of $1,253,000 and the exercise of options in an amount of $254,000 which was offset by cash used in operations of $775,000.  The net change in fiscal 2008 was largely due to the exercise of warrants in an amount of $1,774,000, cash provided by operations of $1,347,000 and foreign exchange gains of $655,000.  Cash used in investing activities for 2009 and 2008 is solely the result of the purchase of capital assets of $38,000 and $30,000 respectively.

We are not subject to material financial market risk exposures, except for risks related to interest rate fluctuations and foreign currency exchange rates.  Our exposure to market rate risk for changes in interest rates relates primarily to our cash equivalents and short-term investments, created by our past financings.  We have not used derivative financial instruments in our short-term investments.  We invest in high quality money market instruments and bonds with terms of less than 90 days.  We are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default, market and reinvestment risk.  We do not make use of a bank line of credit and do not have any long-term debt.  The impact of inflation has not been material to our business over the past five years.

We believe that our cash and cash equivalents as at December 31, 2009 of $12,668,000 is sufficient to meet our short-term working capital requirements beyond the next twelve months.  Given the uncertainty of the current negotiations with AllOne, we may need to raise additional amounts to meet future working capital requirements through private or public financings, strategic relationships or other arrangements to support our operations beyond the next twelve months.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Our failure to either raise capital when needed or to generate revenues could leave us with insufficient resources in the future to sustain our operations beyond the next twelve months.

The following table presents unaudited selected financial data for each of the last eight quarters ending December 31, 2009:

	Revenue for the period	Net income (loss) for the period	Net income (loss) per share
	($000’s)	($000’s)	($)
December 31, 2009	2,069	(406)	(0.01)
September 30, 2009	1,949	1,078	0.02
June 30, 2009	1,945	1,056	0.02
March 31, 2009	2,010	182	0.00
December 31, 2008	1,924	272	0.01
September 30, 2008	1,784	142	0.00
June 30, 2008	565	(1,205)	(0.03)
March 31, 2008	342	(1,159)	(0.03)

5-C.

Research and Development, Patents and Licenses, et cetera

We plan to continue to invest in research and development for our mobile device security products based on the technology we purchased in 1996, and we anticipate spending approximately $3,934,000 in the year ending December 31, 2010 in connection with these efforts.  We expect to allocate the majority of funds to salary payments to staff for the continued research and development of our security product suite.  We cannot reasonably estimate when the benefits, if any, of the continued development costs will be realized.  We also cannot reasonably estimate whether any of the continuing development costs will result in revenue for us, or whether additional sources of funding will be available if continued development of the technology is unsuccessful.

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

5-E.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

5-F.

Tabular Disclosure of Contractual Obligations

We are committed under operating leases for a total amount of approximately $527,073.  The minimum payments due in each of the following years are as follows:

Contractual obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Operating lease obligations	527,073	226,348	300,725	-	–
Total	$527,073	$226,348	$300,725	-	–

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6-A.

Directors and Senior Management

Set forth below is information concerning our executive officers and directors as of February 22, 2010:

#

Name	Position	Age
Ravi Chiruvolu	Director	41
David Hackett	CFO and Secretary	45
Gregory Milavsky	Director	48
Philippe Tardif	Director	49
Albert Wahbe	CEO and Chairman	65
James Wigdale, Jr.	Director	49

The following sets forth certain information about each of our directors and executive officers:

Ravi Chiruvolu, 41, has served as a director since July 2006.  Mr. Chiruvolu is a Senior Managing Director and CEO of Financial Companies for the Noribachi Group, a cleantech focused private equity firm.  Prior to this, Mr. Chiruvolu was a MD of SKC Capital, a Managing General Partner of Charter Ventures, and a General Partner at Alta Partners.  Mr. Chiruvolu also held management positions at Motorola, NASA, Ameritech, and Peapod.  He is a retired First Lieutenant in the US Army.  He holds a MBA from the Harvard Business School and a Bachelors and Masters in Mechanical Engineering from MIT.

David Hackett, 45, has served as Chief Financial Officer and Corporate Secretary since March 2002.  Previously, Mr. Hackett was CFO of a technology and service provider to electronic marketplaces, where he oversaw start-up operations, public financing and acquisitions.  Mr. Hackett has also held senior financial management positions at EveryWare Development, Alliance Atlantis Communications and Entertainment Information Services Ltd.  Mr. Hackett is a CA and holds an MBA with distinction from the University of Western Ontario.

Gregory Milavsky, 48, has served as a Director since April 2007.  Mr. Milavsky has over 20 years of corporate finance, investment banking and private equity experience in Toronto, London, New York and Tokyo.  He was Associate Director of Corporate Finance with CIBC Limited, Investment Banker with James D. Wolfensohn Incorporated, Senior Vice President and Director with Rothschild Canada, Chief Executive of Rothschild Quantico Capital, Managing Director and Group Head of Scotiabank Private Equity Investments and is currently Senior Advisor of Canterbury Park Capital.  He holds an MBA with distinction from the Harvard Graduate School of Business Administration and a bachelor of applied science degree in civil engineering from the University of Toronto.

Philippe Tardif, 49, has served as a Director since March 2007.  Mr. Tardif is a partner at the law firm Borden Ladner Gervais LLP and specializes in securities law and capital markets transactions.  He also advises on corporate governance matters and acts as advisor to special committees and boards of directors.  A past member of the Securities Advisory Committee to the Ontario Securities Commission and a member of the Securities Law Subcommittee of the Ontario Bar Association, Mr. Tardif was called to the Ontario Bar in 1987.

Albert Wahbe, 65, (Chairman) has served as a Director since July 2006 and CEO since April 2007.  Mr. Wahbe was previously Executive Vice President and Group Head, Global Transaction Banking at Scotiabank, where he led the evolution of e-commerce and e-banking to provide Global Business solutions.  Mr. Wahbe was also CEO of e-Scotia, where he developed Scotiabank’s Internet banking, e-commerce, wireless, telephone banking and smart card technologies for consumers.  Prior to Scotiabank, Mr. Wahbe held senior management positions in marketing and technology operations at I.B.M. Canada.  Mr. Wahbe graduated from the Harvard University Graduate School of Business in 1998, completing the Advanced Management Program and International Senior Management Program.

James (‘Jay’) Wigdale Jr., 49, has served as a Director since January 2005 and a consultant from April 2007 to October 2008.  Mr. Wigdale founded Lakefront Partners, LLC, a money-management firm, in 1998 and is the firm’s Chief Investment Officer.  Prior to founding Lakefront, he was senior VP of Institutional Sales and Regional Manager for Robert W. Baird & Co.  Mr. Wigdale was also the VP of Corporate Banking from 1984 to 1990 at Barnett Bank, Inc. (now Bank of America).  He holds a Bachelor of Science (Marketing) degree from Miami University of Ohio.

6-B.

Compensation Discussion and Analysis

The following table and notes show the executive compensation paid or accrued by us during the year ended December 31, 2009 to our Chief Executive Officer, our Chief Financial Officer and the three other most highly compensated executive officers of the Corporation (the “Named Executive Officers”) whose total compensation exceeded Cdn$150,000:

	Annual Compensation (Cdn$)			Long Term Compensation	Total Compensation
Name and Principal Position	Salary	Bonus(6)	Other Annual Compensation	Options/ (Cdn$)	(Cdn$)
Albert Wahbe Chief Executive Officer	181,390(1)	90,384	72,000	-	343,774
David Hackett Chief Financial Officer	190,000(2)	100,000	-	-	290,000
David Annan Chief Technology Officer	200,000(3)	80,000	-	-	280,000
Salah Machani SVP, Architecture & Development	180,000(4)	85,000	-	-	265,000
John Couse SVP, Business Development	170,000(5)	96,400	-	-	266,400

(1)

Mr. Wahbe is currently being compensated at the rate of Cdn$450,000 per year, payable by the issuance of up to 300,000 common shares per annum.  See “Employment Agreements”.

(2)

Mr. Hackett is currently being compensated at the rate of Cdn$190,000 per annum.  See “Employment Agreements”.

(3)

Mr. Annan is currently being compensated at the rate of Cdn$200,000 per annum.  See “Employment Agreements”.

(4)

Mr. Machani is currently being compensated at the rate of Cdn$190,000 per annum. See “Employment Agreements”.

(5)

Mr. Couse is currently being compensated at the rate of Cdn$170,000 per annum.  The Bonus amounts relate to commissions on sales.  See “Employment Agreements”.

(6)

Bonus allocations, if any, are determined annually at the discretion of the board of directors on the recommendation of the Compensation Committee.  Bonuses are accrued and recorded as compensation in the fiscal year they are paid or in the year in which they are earned.  In the case of Mr. Wahbe, his bonus is payable in common shares (see Employment Agreements for further discussion).

There were no long-term incentive awards other than stock options made to the executive officers listed above during the fiscal year ended December 31, 2009.  There are no pension plan benefits in place for our executive officers and none of our senior officers or directors is indebted to us.  Termination and change of control benefits are described below in “Employment Agreements”.  Further discussion of the rationale for compensation is included below in the Section 4C “Compensation Committee”.

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

We entered into an employment agreement with Salah Machani, effective June 1, 2007, amended on January 1, 2010, which provides for an annual base salary of Cdn$190,000 and a performance bonus of $85,000, payable upon the achievement of corporate objectives.  The contract provides for payment of six months’ salary upon termination of employment.  The employment agreement also contains certain change of control bonuses, including the payment of termination pay equal to twelve months if the employee is terminated within six months of a change of control, non-disclosure provisions and is renewable annually, subject to certain termination provisions.

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

Compensation of Directors

On January 4, 2010 the Company issued a total of 93,750 common shares to non-management board members in lieu of Q4 2009 cash compensation.  On September 30, 2009 the Company issued a total of 93,750 common shares to non-management board members in lieu of Q3 2009 cash compensation.  On November 5, 2008 the Company issued a total of 322,580 common shares to non-management board members in lieu of cash compensation.  Additionally, on January 2, 2008, each non-management board member also received 50,000 options to purchase common shares at $0.49 per common share in accordance with our Amended and Restated Stock Option Plan.  Our directors received no compensation during fiscal 2009 for attending meetings of the board of directors or a committee of the board of directors.

#

Director Name	Equity Paid	Options	Other	Total Compensation
	US$	US$	US$	US$
Ravi Chiruvolu	23,250	-	-	23,250
Gregory Milavsky	23,250	-	-	23,250
William Reed (2)	23,250	-	-	23,250
Philippe Tardif	23,250	-	-	23,250
Albert Wahbe	162,000	-	68,508 (1)	230,508
James Wigdale, Jr.	23,250	-	-	23,250

(1)

Mr. Wahbe is currently being compensated as Chief Executive Officer.  See discussion above and “Employment Agreements”.

(2)

In August 2007 we completed a private placement of 6,756,757 Diversinet common shares at $0.74 per share, for gross proceeds of $5,000,000 to Hospital Service Association of Northeastern Pennsylvania (“HSA”).  Until October 2009, Mr. Reed was HSA’s nominated Director.  HSA currently does not have a board representative, however HSA continues to have the right to designate one individual to be nominated for election to Diversinet’s board of directors.  As at December 31, 2009, HSA owned 6,956,152 common shares, representing approximately 14.5% of the issued and outstanding common shares of the Company.

Options to Purchase Our Securities

Our Amended and Restated Stock Option Plan was established on October 15, 1993 and was amended on February 4, 1997, April 16, 1999, May 15, 2000, January 22, 2003, August 15, 2003, February 22, 2005, February 22, 2006, May 2, 2007 and May 13, 2008.  Under our share option plan, options for up to a specified maximum limit of 7,864,813 (to be a net amount of 8,500,000, being 9,558,476 in aggregate available under the Plan less the 1,693,663 issued on exercise of options to date) common shares may be granted from time to time by the board of directors to our directors, officers, employees and consultants of us and any of our subsidiaries.  Options granted under our share option plan generally have an exercise price equal to the greater of (i) the closing price of the common shares on the day immediately proceeding the day of the grant, and (ii) the weighted average price over the preceding five trading days of the grant and generally will be exercisable quarterly over a two-year period and will expire after five years.

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

As at February 19, 2010, there were a total of 5,284,081 options to purchase common shares outstanding under our share option plan at exercise prices ranging from $0.36 to $1.01 with expiration dates ranging from July 1, 2010 to January 13 2015.  The directors and officers as a group hold options to purchase 2,560,000 of our common shares.  The following table provides details on the share options granted to our directors, officers, employees and consultants under the terms of our share option plan as at February 19, 2010.

Share Options Outstanding
Optionee	Total number of common shares subject to option	Share exercise price	Expiration date
Directors and Officers	2,460,000	$0.40 to $0.83	01/13/2011 – 05/12/2013
Employees and Consultants	2,824,081	$0.36 to $1.01	07/01/2010 – 01/13/2015

6-C.

Board Practices

Statement of Corporate Governance Practices

A description of the Company’s corporate governance practices is set out below in response to the requirements of National Instrument 58-101 (Disclosure of Corporate Governance Practices) of the Canadian Securities Administrators (“NI 58-101”).

Board of Directors

Our Board presently consists of five directors, who are elected annually.  Each director elected will hold office until the close of business of our first annual meeting of shareholders following his election unless his office is earlier vacated in accordance with our by-laws.  The Board has established three standing committees: the Audit Committee, the Compensation Committee and the Governance Committee.  Committee members are appointed annually following our annual meeting of shareholders.

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

The following directors are “independent” pursuant to NI 58-101: Ravi Chiruvolu, Gregory Milavsky, and Philippe Tardif.  Albert Wahbe is not independent, as he is Chairman and Chief Executive Officer of the Company.  James Wigdale is not independent as he received more than $75,000 in direct compensation during any 12 month period within the last three years.

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

Nomination of Directors

The Governance Committee assists the Board of Directors in seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement.  During 2009, the Governance Committee was satisfied with the composition of the Board and qualifications of the Directors and has not needed to identify new candidates for Board nomination.

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

The members of the Audit Committee are Gregory Milavsky (Chair), Ravi Chiruvolu and Philippe Tardif, all of whom are non-management directors and are “independent” directors, as such term is defined in National Instrument 52-110 regarding Audit Committees.  To carry out its responsibilities, the Audit Committee held four meetings during the year ended December 31, 2009, four meetings during the year ended December 31, 2008, and four meetings during the year ended December 31, 2007.

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

The purpose of annual performance incentive compensation is to provide cash and or stock compensation that is at-risk on an annual basis and is contingent on the achievement of annual business and operating objectives.  Annual incentives measure business performance and individual performance, and are designed to provide a pay-out scale with high upside opportunity for high performance and zero pay out for low performance.  The Compensation Committee sets targets for executive bonuses each year and the pay out of those bonuses, if any, is determined based on our operating results, the executive’s measurable contribution to our success, and bonus levels of similar positions with comparable companies in the industry.  During fiscal 2009, the CEO and CFO were evaluated on (i) attaining revenue targets; (ii) attaining year end cash targets; (iii) attaining certain non-GAAP earnings targets; (iv) developing new products/solutions and upgrades to existing products and services to keep up with evolving market demands; (v) executing successful customer deployments and having satisfied end-users; (vi) developing company leadership, sales management, motivation; and (vii) providing ongoing effective policies and controls to govern the day to day operation of the company.

For the year ending December 31, 2009, the Compensation Committee recommended and approved a total of $100,000 and 200,000 common shares for the executive team out of a potential total bonus pool of $100,000 and 200,000 common shares or 100% of the potential total bonus pool.  During 2009, the Company delivered its first year of profitability, ended the year with more cash than it started with, delivered new products and revenues that reflect the view of both management and the Compensation Committee that executive bonuses should be based on the factors described above.  There are currently no guaranteed executive bonuses for 2010 or beyond.  Furthermore, subsequent to December 31, 2009, there have been no new decisions or policies that materially affect the compensation paid during 2009.

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

Governance Committee

The Governance Committee is comprised of two non-management directors.  The Governance Committee assists the Board of Directors in fulfilling its oversight responsibilities related to seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement.  The members of the Governance Committee are Philippe Tardif (chair) and Jay Wigdale.

6-D.

Employees

As of the February 22, 2010, we have two senior officers, 39 employees and 4 contractors.  All of our senior officers are located in Toronto.  Of our 39 employees, 31 are in research and development (of which nine hold advanced degrees in science or business), 4 are in sales and marketing and 4 are in finance and administration.

We currently have one employee in the United States and 38 in Canada.  Our employees are not unionized.  We believe that our relations with our employees are good.  We enter into employment contracts with most of our officers, managers and employees, which contain a non-compete clause both for the period of their employment with us and for one year thereafter.

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

As of February 22, 2010, we had 48,553,459 common shares outstanding.

The following table shows the ownership of our common shares as of February 22, 2010 of:

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

Name	Number of Shares Owned(1)	Number of Options or Warrants Owned	Options Represent	Percentage of Outstanding Shares
Ravi Chiruvolu	309,812	95,833 options

The vested and immediately exercisable portion of options to purchase an aggregate of 50,000 common shares at a purchase price of $0.49 and 50,000 common shares at a purchase price of $0.83 per share.  The balance of these options vest at the rate of 8.33% per quarter beginning July 3, 2007.

				0.8% *
David Hackett	676,365	505,833 options	The vested and immediately exercisable portion of options to purchase an aggregate of 560,000 common shares at purchase prices ranging between $0.40 and $0.83 per share. The balance of these options vest at the rate of 8.33% per quarter beginning July 3, 2007 and 12.5% per quarter beginning May 13, 2008	2.4%
Hospital Service Association of Northeastern Pennsylvania, d/b/a Blue Cross of Northeastern Pennsylvania	6,956,152	nil		14.5%
Gregory Milavsky	218,145	95,833 options

The vested and immediately exercisable portion of options to purchase an aggregate of 50,000 common shares at a purchase price of $0.49 and 50,000 common shares at a purchase price of $0.83 per share.  The balance of these options vest at the rate of 8.33% per quarter beginning July 3, 2007.

				0.6% *
Philippe Tardif	218,145	95,833 options

The vested and immediately exercisable portion of options to purchase an aggregate of 50,000 common shares at a purchase price of $0.49 and 50,000 common shares at a purchase price of $0.83 per share.  The balance of these options vest at the rate of 8.33% per quarter beginning July 3, 2007.

				0.6% *
Albert Wahbe	8,475,000	745,833 options	The vested and immediately exercisable portion of options to purchase an aggregate of 50,000 common shares at a purchase price of $0.49, 50,000 common shares at a purchase price of $0.83 per share and 1,500,000 common shares at a purchase price of $0.55 per share. The balance of these options vest at the rate of 8.33% per quarter beginning July 3, 2007 and annually beginning April 10, 2008.	18.7%
Lakefront Partners, LLC and James B. Wigdale, Jr. (2)	5,098,534	95,833 options	The vested and immediately exercisable portion of options to purchase an aggregate of 50,000 common shares at a purchase price of $0.49 and 50,000 common shares at a purchase price of $0.83 per share. The balance of these options vest at the rate of 8.33% per quarter beginning July 3, 2007.	10.7%
All Officers and Directors, beneficial owners as a group (7 persons)	21,952,153	1,635,000		47%
* Less than 1%

(1)

In July 2008, Ravi Chiruvolu, David Hackett, Greg Milavsky, Hospital Service Association of Northeastern Pennsylvania, Philippe Tardif, Albert E. Wahbe and James Wigdale, Jr. entered into a Escrow Agreement with Computershare Investor Services Inc. pursuant to the TSX Venture Exchange requirements to escrow 16,103,039 common shares in aggregate.  Under the Escrow Agreement, the release schedule is set to release approximately 25% of the restricted shares upon each of (i) listing with the TSX Venture Exchange and (ii) 6 months, (iii) 12 months and (iv) 18 months after initial listing.  As of January 26, 2010 all of the shares under the Escrow Agreement have been released.

(2)

Mr. Wigdale is the control person of Lakefront Capital Management, LLC, the manager of Lakefront Partners, LLC.  Both Lakefront Partners, LLC and Mr. Wigdale have offices located at 205 E. Wisconsin Avenue, Suite 210, Milwaukee, WI 53202.  Lakefront Partners, LLC and Mr. Wigdale may be deemed to be acting jointly or in concert in respect to their security holdings of Diversinet.

7-B.

Related Party Transactions

During the years ended December 31, 2009 and 2008, the Company engaged in transactions in the normal course of operations with related parties.  These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

During the second quarter of 2007 Albert Wahbe was appointed Chief Executive Officer.  In April 2008, Mr. Wahbe entered into a three year employment agreement, renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation consists of salary of up to Cdn$300,000 in the first year and up to Cdn$450,000 in subsequent years and is payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to up to Cdn$200,000 in the first year and up to Cdn$300,000 in subsequent years and is payable through the issuance of up to 200,000 Diversinet common shares annually as determined by Diversinet’s Board of Directors.  Mr. Wahbe is also entitled to reimbursement of up to Cdn$6,000 per month in expenses.  Furthermore in April 2008, Mr. Wahbe received options to purchase 1,500,000 common shares at $0.55 per share, vesting annually in arrears over a four year period.  During the first quarter of 2008 Mr. Wahbe received 50,000 options.  During 2009 Mr. Wahbe received 300,000 common shares (75,000 per quarter) in compensation as CEO and 200,000 common shares as a bonus.  During 2008 Mr. Wahbe received 500,000 common shares and Cdn$72,000 in compensation as CEO.  On June 30, 2008 Mr. Wahbe exercised 2,300,000 share purchase warrants at $0.75 per share for gross proceeds of $1,725,000.  A further 2,300,000 share purchase warrants at $0.90 expired unexercised.  As of December 31, 2009, Albert Wahbe owns 8,175,000 common shares and 1,600,000 options, representing approximately 19.7% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

During 2008 HSA received 50,000 options and 80,645 Diversinet common shares in regards to compensation for William Reed’s participation on the Diversinet Board of Directors.  Effective October 28, 2009 William Farrell, HSA’s Senior Vice President, Finance & Enterprise CFO, replaced Mr. Reed on Diversinet’s Board.  On December 4, 2009, Mr. Farrell resigned from the Diversinet Board.  As part of the August 2007 private placement, HSA acquired 6,756,757 common shares.  Under the terms of the August 2007 private placement, HSA continues to have the right to designate one individual to be nominated for election to Diversinet’s board of directors.  As at December 31, 2009, HSA owns 6,956,152 common shares representing approximately 14.5% of the issued and outstanding common shares of the Company.

In September 2008, Diversinet entered into a five year license and revenue sharing agreement with AllOne Mobile Corporation (“AllOne”), a wholly owned subsidiary of AllOne Health Group, Inc. (“AHG”), who in turn is a wholly owned subsidiary of Hospital Service Association of Northeastern Pennsylvania d/b/a Blue Cross of Northeastern Pennsylvania (“HSA”) to cross license certain software and share revenues from the worldwide sales.  (Through a private placement in 2007, HSA acquired 6,756,757 Diversinet common shares.)  The parties have agreed to work exclusively on a worldwide basis with each other in sales activities for the combined software in the mobile personal health records and information market.  Under the five year agreement, unless earlier terminated Diversinet will receive $39.5 million as a minimum commitment from AllOne.  The Agreement provides for certain termination rights, including after the third year of the contract, upon 180 days written notice, if, through no fault of either party, there are changes in market conditions, law or regulation, or technology obsolescence.  This agreement replaces the agreement with AllOne Health Group, Inc. signed in August 2007.  On December 4, 2009 we announced that we have commenced discussions with AllOne to renegotiate the Agreement.  On January 20, 2010, we received notice from AllOne and AHG that it has commenced a legal proceeding in Pennsylvania seeking the termination of the Agreement upon payment of $3,000,000.  Although AllOne is contractually obligated to pay minimum quarterly amounts of $1.75 million during 2010 under our agreement, on February 26, 2010 AllOne indicated to our management that it was not going to make the March 1, 2010 quarterly payment given the legal proceedings initiated by it.  As of this date, AllOne has failed to make the quarterly minimum commitment payment due at that time.  We believe that the amounts due under the Agreement, if terminated at this time, are substantially greater than AllOne and AHG’s claim.

During the second quarter of 2007, Mr. Wigdale began performing services for the Company in a sales capacity for a period of one year to March 31, 2008.  From April to October 2008, Mr. Wigdale has provided services on a monthly retainer basis.  During October 2008 Mr. Wigdale completed his services to Diversinet and the parties entered into a Termination and Release Agreement.  During 2008, the Company paid Mr. Wigdale $370,000 in salary, commissions and severance.  During the first quarter of 2008 Mr. Wigdale received 50,000 options.  During the second quarter of 2008 Mr. Wigdale was allocated options to purchase 600,000 common shares at $0.60 per share, vesting annually in arrears over a four year period.  These options were cancelled in October 2008 upon the completion of Mr. Wigdale’s services to the Company.  On June 30, 2008 666,667 share purchase warrants at $0.75 and $0.90 expired unexercised.  As at December 31, 2009, a company controlled by Mr. Wigdale owns 3,909,462 common shares, and Mr. Wigdale owns 1,189,372 common shares and 100,000 options, together representing approximately 10.8% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

7-C.

Interests of Experts and Counsel

Not Applicable.

ITEM 8

FINANCIAL INFORMATION

8-A.

Consolidated Statements and Other Financial Information

The financial statements are included in this Registration Statement, Form 20-F under Item 17.

Legal proceedings

During January 2010, we received notice from AllOne Mobile Corporation and AllOne Health Group, Inc. that they had commenced a legal proceeding in Pennsylvania seeking the termination of the Agreement upon payment of $3,000,000.  We believe that the amounts due under the Agreement, if terminated at this time, are substantially greater than AllOne and AHG’s claim.  AllOne represented 82% of our 2009 revenues.  Despite AllOne’s contractual obligation to pay minimum quarterly amounts of $1.75 million during 2010 under the Agreement, on March 1, 2010 AllOne failed to pay the quarterly minimum commitment due at that time.  We have removed the proceedings to the Federal U.S. District Court located in Pennsylvania, where we have asserted, or are intending to assert, various counterclaims for declaratory judgment, monetary damages and equitable relief.

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

The following table lists the high, low and closing prices on the OTC Bulletin Board of our common shares for the last five fiscal years ended December 31:

OTC Bulletin Board Trading Activity
Year ended December 31,	High	Low	Closing	Trading Volume (000)
2009	$0.99	$0.14	$0.75	11,216
2008	$0.71	$0.26	$0.42	8,351
2007	$1.54	$0.45	$0.47	11,819
2006	$1.00	$0.31	$0.93	9,140
2005	$0.92	$0.27	$0.38	11,819

The following table lists the high, low and closing prices on the OTC Bulletin Board of our common shares for the last eight fiscal quarters:

OTC Bulletin Board Trading Activity
Quarter Ended	High	Low	Closing	Trading Volume (000)
December 31, 2009	$0.99	$0.42	$0.75	6,198
September 30, 2009	$0.57	$0.40	$0.49	1,437
June 30, 2009	$0.64	$0.28	$0.55	2,428
March 31, 2009	$0.49	$0.14	$0.37	1,153
December 31, 2008	$0.62	$0.26	$0.42	1,042
September 30, 2008	$0.71	$0.52	$0.65	1,160
June 30, 2008	$0.69	$0.36	$0.59	2,746
March 31, 2008	$0.60	$0.32	$0.40	3,403

The following table lists the high, low and closing prices on the OTC Bulletin Board of our common shares for the last six months:

OTC Bulletin Board Trading Activity
Month Ended	High	Low	Closing	Trading Volume (000)
January 2010	$0.79	$0.31	$0.37	515
December 2009	$0.99	$0.59	$0.75	2,070
November 2009	$0.75	$0.48	$0.75	2,874
October 2009	$0.55	$0.42	$0.51	1,216
September 2009	$0.56	$0.46	$0.49	566
August 2009	$0.57	$0.43	$0.50	476

The following table lists the high, low and closing prices on the TSX Venture Exchange of our common shares for the last two fiscal years ended December 31:

TSX Venture Exchange Trading Activity (Prices in Cdn$)
Year ended December 31,	High	Low	Closing	Trading Volume (000)
2009	$0.99	$0.45	$0.80	549
2008	$0.55	$0.35	$0.35	47

The following table lists the high, low and closing prices on the TSX Venture Exchange of our common shares for the last six fiscal quarters:

TSX Venture Exchange Trading Activity (Prices in Cdn$)
Quarter Ended	High	Low	Closing	Trading Volume (000)
December 31, 2009	$0.99	$0.51	$0.80	482
September 30, 2009	$0.59	$0.45	$0.53	39
June 30, 2009	$0.69	$0.45	$0.50	28
March 31, 2009	$0.50	$0.50	$0.50	-
December 31, 2008	$0.50	$0.35	$0.35	39
September 30, 2008	$0.55	$0.50	$0.50	8

The following table lists the high, low and closing prices on the TSX Venture Exchange of our common shares for the last six months:

TSX Venture Exchange Trading Activity (Prices in Cdn$)
Month Ended	High	Low	Closing	Trading Volume (000)
January 2010	$0.73	$0.39	$0.39	123
December 2009	$0.99	$0.66	$0.80	211
November 2009	$0.73	$0.52	$0.68	201
October 2009	$0.53	$0.51	$0.53	70
September 2009	$0.53	$0.53	$0.53	1
August 2009	$0.59	$0.50	$0.50	13

Our common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services Inc. located in Toronto, Ontario, Canada, the registrar and transfer agent for our common shares.

On February 19, 2010, the shareholders’ list for our common shares showed 197 registered shareholders and 48,553,459 shares outstanding.  Of the 197 registered shareholders, 132 list U.S. addresses, showing ownership of an aggregate of 27,297,099 shares, representing 56% of our outstanding common shares.

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

9-D.  Selling Shareholders

Not Applicable.

9-E.  Dilution

Not Applicable.

9-F.  Expenses of the Issue

Not Applicable.

ITEM 10.  ADDITIONAL INFORMATION

10-A.

Share Capital

General

Our authorized share capital consists of an unlimited number of common shares, no par value.  As of December 31, 2009, we had 48,335,872 common shares issued and outstanding.  We have no authorized preferred shares.

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

Warrants

We have outstanding warrants as at December 31, 2009 exercisable for up to an aggregate of 170,000 of our common shares at an exercise price of $1.00 per share.

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

10-C.

Material Contracts

In September 2008, Diversinet entered into a five year license and revenue sharing agreement with AllOne Mobile Corporation (“AllOne”), a wholly owned subsidiary of AllOne Health Group, Inc. (“AHG”), who in turn is a wholly owned subsidiary of Hospital Service Association of Northeastern Pennsylvania (“HSA”) to cross license certain software and share revenues from the worldwide sales.  (Through a private placement in 2007, HSA acquired 6,756,757 Diversinet common shares.)  Under the terms of the Agreement, Diversinet has provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  The Agreement may be cancelled after the third year if, through no fault of either party, market conditions, law or regulation, or technology make the combined software product obsolete or unable to be sold.  Over the term of the Agreement, Diversinet is required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the Agreement, Diversinet received a minimum commitment fee of $5.5 million in the first contract year.  Thereafter Diversinet is entitled to receive $7 million in years two and three , are payable quarterly in advance.  For health care sales initial amounts received are allocated to AllOne until the minimum commitment fee under the Agreement is met, after which Diversinet and AllOne share revenues according to the Agreement.  To date, the amounts received by All One on deployments have not exceeded the minimum commitment fees.

This Agreement replaces the agreement with AllOne Health Group, Inc. signed in August 2007.  Also during the third quarter of 2008, Diversinet completed a $500,000 statement of work for AllOne in regards to work done for the TEPR (Towards the Electronic Patient Record) conference in May 2008.

On December 4, 2009 we announced that we have commenced discussions with AllOne to renegotiate the Agreement.  Despite such discussions, on January 20, 2010 AllOne and AHG commenced a legal proceeding in Pennsylvania against us, seeking to terminate our agreement upon payment to us of $3 million.  We believe that the amounts due under the Agreement, if terminated at this time, are substantially greater than AllOne and AHG’s claim.  In addition, and despite AllOne’s contractual obligation to pay minimum quarterly amounts of $1.75 million during 2010 under our Agreement, on February 26, 2010 AllOne indicated to our management that it will not be making the minimum quarterly payments and, on March 1, 2010, failed to make such quarterly minimum commitment payment due at that time.  AllOne represented 82% of our 2009 revenues.  Should AllOne and AHG be successful in the legal proceedings, we will no longer have the annual minimum revenues under the Agreement to rely upon.

In August 2007 we completed a private placement of 6,756,757 Diversinet common shares at $0.74 per share, for gross proceeds of $5,000,000 to Hospital Service Association of Northeastern Pennsylvania, d/b/a Blue Cross of Northeastern Pennsylvania.  Effective October 28, 2009 William Farrell, HSA’s Senior Vice President, Finance & Enterprise CFO, replaced Mr. Reed on Diversinet’s Board.  On December 4, 2009, given the ongoing discussions regarding the license and revenue share agreement, Mr. Farrell resigned from the Diversinet Board.  Under the terms of the August 2007 private placement, HSA continues to have the right to designate one individual to be nominated for election to Diversinet’s board of directors.

In connection with the transaction, Diversinet has granted HSA the right to sell its shares back to Diversinet for a period of 3 years in certain limited circumstances, including a “change of control” of Diversinet (as defined in the relevant share purchase agreement) and a termination of the Revenue Sharing Agreement by Diversinet.  HSA has also been granted certain rights to participate in future offerings and a right to designate one individual to be nominated for election to the board of directors.  HSA, Albert Wahbe, Jay Wigdale and Lakefront Partners, LLC (“Lakefront”, a company controlled by Mr. Wigdale) have entered into a shareholders agreement in connection with the transaction pursuant to which Albert Wahbe and Jay Wigdale/Lakefront have agreed for a period of three years to vote their shares in favour of the election to the board of directors of Diversinet of a nominee of HSA.

During the second quarter of 2007, Albert Wahbe, the Company’s Chairman, was appointed Chief Executive Officer.  In April 2008, Mr. Wahbe entered into a three year employment agreement, renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation consists of salary of up to Cdn$300,000 in the first year and up to Cdn$450,000 in subsequent years and is payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to up to Cdn$200,000 in the first year and up to Cdn$300,000 in subsequent years and is payable through the issuance of up to 200,000 Diversinet common shares annually as determined by Diversinet’s Board of Directors.  Mr. Wahbe is also entitled to reimbursement of up to Cdn$6,000 per month in expenses.  Furthermore in April 2008, Mr. Wahbe received options to purchase 1,500,000 common shares at $0.55 per share, vesting annually in arrears over a four year period.  During the first quarter of 2008 Mr. Wahbe received 50,000 options.  During 2009 Mr. Wahbe received 300,000 common shares (75,000 per quarter) in compensation as CEO and 200,000 common shares as a bonus.  During 2008 Mr. Wahbe received 300,000 common shares (75,000 per quarter) in compensation as CEO and 200,000 common shares as a bonus.  On June 30, 2008 Mr. Wahbe exercised 2,300,000 share purchase warrants at $0.75 per share for gross proceeds of $1,725,000.  A further 2,300,000 share purchase warrants at $0.90 expired unexercised.  Mr. Wahbe brings seasoned leadership to Diversinet after a distinguished career as a senior executive at both Scotiabank and IBM.

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

Distributions on Our Common Shares

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions (see more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed our current or accumulated earnings and profits under U.S. tax laws, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust.  There are currently no preferential tax rates for capital gains for a U.S. Holder, which is a corporation.  Dividends paid in Canadian dollars will be included in income in a U.S. dollar amount based on the exchange rate at the time of their receipt.  U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Canadian dollars received as a dividend which are converted into U.S. dollars on a date subsequent to receipt.

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

Passive Foreign Investment Company

As stated above, we believe that we will not be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Internal Revenue Code, for our fiscal years 2009 or 2008.

United States income tax legislation contains rules governing PFIC’s that can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders.  Section 1297 of the Internal Revenue Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and some types of rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  Based on these tests we do not believe that we met the definition of a PFIC in 2000, 2001, 2002, 2003, 2004, 2005, 2006, 2007, 2008 or 2009.

A U.S. Holder who holds shares in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. Federal income taxation under alternative tax regimes, depending upon whether such U.S. Holder makes certain elections.  The following is a discussion of these alternative tax regimes as applicable to our U.S. Holders.

A U.S. Holder of a PFIC who does not timely make either of the elections described below (a “Non-electing U.S. Holder”) is subject to special taxation rules under Section 1291 of the Internal Revenue Code with respect to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his/her common shares and (ii) excess distributions by us, defined as any distribution received by a U.S. Holder from a PFIC in a taxable year that is greater than 125% of the average distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the shares.

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

If we are a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then we will continue to be treated as a PFIC with respect to such common shares, even if we are no longer a PFIC as defined above.  A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which we were a PFIC.

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

Alternatively, if we are a PFIC and our stock is “marketable stock”, a U.S. Holder who owns common shares is permitted generally to elect out of the tax treatment discussed above, if a U.S. Holder makes a mark-to-market election with respect to common shares (an “Electing U.S. Holder”).  Under such election, an Electing U.S. Holder would generally recognize as ordinary income for each taxable year an amount equal to the excess, if any, of the fair market value of common shares as of the close of the taxable year over the Electing U.S. Holder’s adjusted tax basis in such shares.  An Electing U.S. Holder would generally be allowed an ordinary deduction (to the extent of any net mark-to-market gains recognized for prior taxable years) for the excess, if any, of the adjusted tax basis of the common shares over their fair market value as of the close of the taxable year.  An Electing U.S. Holder’s adjusted tax basis of the common shares would generally be adjusted to reflect the amounts included or deducted under the mark-to-market election.  Additionally, any gain on the actual sale or other disposition of the common shares generally will be treated as ordinary income.  Ordinary loss treatment also would generally apply to any loss realized on the actual sale or other disposition of the common shares to the extent that the amount of such loss did not exceed the net mark-to-market gains previously included with respect to such shares.  An election to mark to market would generally apply to the taxable year made and all subsequent taxable years.  A mark-to-market election is subject to complex and specific rules and requirements, and U.S. Holders are strongly urged to consult their tax advisors concerning such election if the company is classified as a PFIC.

Finally, a U.S. Holder who elects in a timely manner to treat us as a “qualified electing fund” as defined in the Internal Revenue Code (a “QEF”) would be subject to another set of special rules different from those described above.  Although a QEF election may be beneficial to some U.S. Holders depending upon their particular tax situations, making a QEF election requires us to make information available to any such electing holders, and we do not intend to make such information available even if we are classified as a PFIC.  Accordingly, the QEF election will not be available to U.S. Holders.

The foregoing discussion is based on existing provisions of the Internal Revenue Code, existing and proposed regulations thereunder, and current administrative ruling and court decisions, all of which are subject to change at any time, with or without retroactive effect.  Any such change could affect the validity of this discussion. In addition, the implementation of aspects of the PFIC rules requires the issuance of regulations which in many instances have not yet been promulgated or finalized and which, when promulgated or finalized, may have retroactive effect.  There can be no certainty that any proposed regulations will be finalized and if finalized, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity and uncertainties of the PFIC rules as well as the fact dependent nature of the analysis of whether we are a PFIC, U.S. Holders who are shareholders of Diversinet are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in us.

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

10-I.

Subsidiary Information

Our consolidated financial statements include the accounts of Atria Limited, a 50% owned inactive joint venture that operated in Hong Kong and its wholly-owned inactive subsidiaries, Diversinet Corporation of America, a Delaware corporation, Diversinet Inc., an Ontario corporation, Diversinet (Israel) Ltd., an Israeli corporation and The Instant Publisher Ltd., a Barbados corporation, DSS Software Technologies, a California corporation and Caradas, Inc., a Delaware corporation.  For the fiscal year ended December 31, 2009, 2008 and 2007 our consolidated financial statements will also include Caradas, Inc., the wholly owned subsidiary we acquired in September 2003.

ITEM 11.  Quantitative and Qualitative Disclosure about Market Risk

We believe that inflation has not had a material impact on our results of operations for each of our fiscal years in the three-year period ended December 31, 2009.  However, there can be no assurance that future inflation would not have an adverse impact on our operating results and financial condition.  We have limited market risk exposure since we do not have any outstanding variable rate debt or derivative financial and commodity instruments as of December 31, 2009.

Since we currently earn revenues and incur expenses in United States dollars and Canadian dollars, exchange rates for these and other local currencies in countries where we may operate in the future may fluctuate in relation to the United States dollar and such fluctuations may have an adverse effect on our earnings or assets when Canadian or local currencies are exchanged for United States dollars.  During October 2008, we exchanged $10,000,000 into Cdn$12,940,000.  As the majority of our expenses are in Canadian dollars, and with the appreciation of the US/Cdn foreign exchange rate, we believe that this exchange was a prudent decision to match the longer term requirement for Canadian dollars to meet ongoing Canadian dollar expenses.  The Company does not have any foreign currency derivative instruments outstanding at December 31, 2009.  Losses and gains resulting from the translation of revenue and expenses denominated in foreign currencies into United States dollars have been included in our results of operations.  For the year ended December 31, 2009, we had a foreign exchange gain of $1,254,000 compared to a foreign exchange gain of $655,000 for the year ended December 31, 2008 and a loss of $71,000 for the year ended December 31, 2007.

ITEM 12.  Description of Securities Other than Equity Securities

Not Applicable.

PART II

ITEM 13.  Defaults, Dividend Arrearages and Delinquencies

None

ITEM 14.  Material Modifications to the Rights to Security Holders and Use of Proceeds

None

ITEM 15.  Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”) and Canadian securities laws, the Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2009, the latest completed fiscal year.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act and Canadian securities laws is recorded, processed, summarized and reported as and when required and that it is accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act.  The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.  In making this assessment, we used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to identify any material weaknesses with respect to our internal control over financial reporting as of December 31, 2009.  A material weakness in internal controls over financial reporting is a significant deficiency, or a combination of significant deficiencies, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.  Based on this assessment, management concluded that internal control over financial reporting is effective, as of December 31, 2009.

Elimination of Material Weakness Reported in 2008 Annual Report, Remedial Measures:  As of December 31, 2008, we had concluded that our internal control over financial reporting at December 31, 2008 was not effective, having reported the following material weakness.  Due to the limited number of staff, our finance staff does not have sufficient technical accounting knowledge to address all complex and non-routine accounting transactions that may arise.  These transactions are sometimes extremely technical in nature and require an in-depth understanding of GAAP.  As a result of this deficiency, these types of transactions may not be recorded correctly, potentially resulting in material misstatements of the financial statements of the Company.  To address this risk, the Company has a control whereby it consults with its auditors and advisors, as needed, in conjunction with the recording and reporting of complex and non-routine accounting transactions.  Management concluded that this control was not operating effectively during the 2008 year as the Company did not consult with external advisors on certain complex and non-routine transactions.  To remedy this material weakness, during 2009, the Company formalized the consultation process whereby the Company consulted with external advisors on a quarterly basis regarding complex and non-routine accounting transactions.  As at December 31, 2009, management, in considering the remedial measures and the improvement to internal control over financial reporting described above, has concluded that the material weakness has been eliminated and that the financial reports underlying our financial statements contained in this annual report are reliable given the organizational and process changes implemented through the date of this report.

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

Changes in Internal Control over Financial Reporting

Apart from actions related to the remedial measures described above, during the year ended December 31, 2009, there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16A.  Audit Committee Financial Expert

Messrs. Chiruvolu, Milavsky and Tardif, all of whom are non-management directors currently comprise the Audit Committee.  Mr. Milavsky is Chairman of the Audit Committee.

Mr. Milavsky has twenty years of corporate finance experience and is currently Senior Advisor of Canterbury Park Capital.  Prior to Canterbury, he was Associate Director of Corporate Finance with CIBC Limited, Investment Banker with James D. Wolfensohn Incorporated, Senior Vice President and Director with Rothschild Canada, Chief Executive of Rothschild Quantico Capital, Managing Director and Group Head of Scotiabank Private Equity Investments.  The Board has determined that Mr. MilaFvsky of the Audit Committee meets the requirements of an “audit committee financial expert”, as defined in Item 16A of Form 20-F.

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

ITEM 16 C.  Principal Accountant Fees and Services

KPMG LLP served as our auditors for the fiscal years ended December 31, 2009, December 31, 2008, December 31, 2007, December 31, 2006, December 31, 2005, December 31, 2004, December 31, 2003 and October 31, 2002.  The only fees paid to KPMG LLP were Audit Fees.

Audit Fees

KPMG LLP billed Cdn $127,500 in fiscal 2009, ($218,000 in fiscal 2008) for professional services rendered for the audit of the Annual Consolidated Financial Statements and services that are normally provided in connection with statutory and regulatory filings.

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

None

ITEM 16 E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

ITEM 16 F.  Change in Registrant’s Certifying Accountant.

Not Applicable.

ITEM 16 G.  Corporate Governance.

Not Applicable.

PART III

ITEM 17.  Financial Statements

Our financial statements have been prepared in accordance with Canadian GAAP.  These principles conform in all material respects with U.S. GAAP except as described in Note 14 to our 2009 consolidated financial statements.

Reference is made to our consolidated financial statements and related footnotes attached as an exhibit to this Report.

ITEM 18.  Financial Statements

We have elected to provide financial statements pursuant to Item 17.

ITEM 19.  Exhibits

Financial Statements:

•

KPMG LLP Auditors’ Report dated March 4, 2010

•

Consolidated Balance Sheets as at December 31, 2009 and December 31, 2008.

•

Consolidated Statements of Earnings and Deficit for the years ended December 31, 2009, 2008 and 2007.

•

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007.

•

Notes to Consolidated Financial Statements.

Exhibits:

1.1	Certificate of Incorporation (1)
4.1	Form of Employment Agreement with Albert Wahbe (4)
4.2	Form of Amendment of License and VAR Agreement (4)
4.2	Form of License and Revenue Share Agreement with AllOne Mobile Corporation(2)
4.3	Form of Stock Purchase Agreement for the June 30, 2006 private placement(3)
8	List of Subsidiaries
11.1	Code of Business Conduct and Ethics. (1)
12.1	Certification of the Chief Executive Officer Pursuant to Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer Pursuant to Sarbanes-Oxley Act of 2002.
13.1	Certification of Periodic Financial Report Pursuant to Sarbanes-Oxley Act of 2002, U.S.C. Section 1350.
13.2	Certification of Periodic Financial Report Pursuant to Sarbanes-Oxley Act of 2002, U.S.C. Section 1350.
23.1	Consent of KPMG LLP.

(1)

Previously filed as an exhibit to the Company’s annual report on Form 20-F for the year ended December 31, 2006, and incorporated by reference herein.

(2)

Previously filed with on Form 6-K on September 15, 2008, and incorporated by reference herein.

(3)

Previously filed with our F-1 on July 31, 2006.

(4)

Previously filed with our as an exhibit to the Company’s annual report on Form 20-F for the year ended December 31, 2008, and incorporated by reference herein.

#

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, there unto duly authorized.

DIVERSINET CORP.

By:

/s/ ALBERT WAHBE

Albert Wahbe

Chief Executive Officer

Dated: Dated: March 4, 2010

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

/s/ Albert Wahbe	/s/ David Hackett
Albert Wahbe, Chief Executive Officer March 4, 2010	David Hackett, Chief Financial Officer

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Diversinet Corp. as at December 31, 2009 and 2008 and the consolidated statements of net income (loss), comprehensive income (loss) and deficit and cash flows for each of the years in the three year period ended December 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 14 to the consolidated financial statements.

/s/KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 4, 2010

#

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

As at December 31	2009	2008
Assets
Current assets:
Cash and cash equivalents	$ 12,667,842	$ 12,075,422
Accounts receivable, net (note 2(c))	79,717	-
Prepaid expenses	35,182	57,346
Total current assets	12,782,741	12,132,768

Property and equipment, net (note 3)	218,126	255,264
Total assets	$ 13,000,867	$ 12,388,032

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$ 148,531	$ 168,078
Accrued liabilities (note 4)	296,255	511,961
Deferred revenue	134,000	2,646,356
Total current liabilities	578,786	3,326,395

Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares
Issued and outstanding:
48,335,872 (47,031,935 – 2008)
common shares (note 5)	69,187,052	68,099,993
Contributed surplus	7,965,227	7,596,686
Share purchase warrants (note 5)	7,732	13,687
Deficit	(63,217,209)	(65,128,008)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	12,422,081	9,061,637

Total liabilities and shareholders’ equity	$ 13,000,867	$ 12,388,032

Commitments and contingencies (note 9)
Subsequent events (note 15)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/Albert Wahbe

/s/ Gregory Milavsky

Albert Wahbe, Chairman

Gregory Milavsky, Director

#

DIVERSINET CORP.

Consolidated Statements of Net Income (Loss), Comprehensive Income (Loss) and Deficit

(In United States dollars)

Year ended December 31	2009	2008	2007
Revenues	$ 7,972,929	$ 4,614,790	$ 4,536,983
Cost of revenues	175,138	307,946	239,878
Gross margin	7,797,791	4,306,844	4,297,105

Expenses:
Research and development	3,351,742	2,601,833	2,265,755
Sales and marketing	1,448,000	1,862,337	1,780,991
General and administrative	2,326,380	2,512,454	3,738,545
Depreciation and amortization	75,559	154,881	119,647
	7,201,681	7,131,505	7,904,938

Income (loss) before the undernoted:	596,110	(2,824,661)	(3,607,833)

Foreign exchange gain (loss)	1,253,375	655,020	(71,106)
Interest income	61,314	220,308	245,968
Net income (loss) for the year and comprehensive net income (loss)	1,910,799	(1,949,333)	(3,432,971)

Deficit, beginning of year	(65,128,008)	(63,178,675)	(59,745,704)
Net income (loss) for the year	1,910,799	(1,949,333)	(3,432,971)
Deficit, end of year	$(63,217,209)	$(65,128,008)	$(63,178,675)

Basic and diluted earnings (loss) per share	$ 0.04	$ (0.04)	$ (0.09)
Weighted average common shares outstanding (note 6)	47,191,669	44,454,008	36,872,086
Weighted average fully diluted common shares outstanding (note 6)	47,295,515	44,454,008	36,872,086

See accompanying notes to consolidated financial statements.

#

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

For the year ended December 31	2009	2008	2007

Cash provided by (used in):

Operating activities:
Net income (loss) for the year	$ 1,910,799	$ (1,949,333)	$ (3,432,971)
Items not involving cash:
Depreciation and amortization	75,559	154,881	119,647
Foreign exchange gain (note 1(g)	(1,151,363)	(590,836)	-
Stock-based compensation expense	1,195,570	1,389,323	1,542,743
	2,030,565	(995,965)	(1,770,581)
Changes in non-cash working capital:
Accounts receivable	(79,717)	122,687	31,422
Prepaid expenses	22,164	5,759	77,976
Accounts payable	(19,547)	(81,424)	77,211
Accrued liabilities	(215,706)	(219,500)	190,901
Deferred revenue	(2,512,356)	2,515,395	(807,589)
Cash provided by (used in) operations	(774,597)	1,346,952	(2,200,660)

Financing activities:
Issue of common shares and warrants for cash	254,075	1,773,500	5,559,548
Cash provided by financing activities	254,075	1,773,500	5,559,548

Investing activities:
Purchase of property and equipment	(38,421)	(30,152)	(110,917)
Cash used in investing activities	(38,421)	(30,152)	(110,917)

Foreign exchange gain on cash held in foreign currency (note 1(g))	1,151,363	590,836	-

Net increase in cash and cash equivalents	592,420	3,681,136	3,247,971

Cash and cash equivalents, beginning of year	12,075,422	8,394,286	5,146,315

Cash and cash equivalents, end of year	$ 12,667,842	$ 12,075,422	$ 8,394,286

Supplemental cash flow information:
Interest received	61,314	220,308	245,968

Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees and Board (note 5)	414,188	588,489	797,159
Issuance of shares for public relations services (note 5)	-	-	61,545

Cash and cash equivalents is comprised of:
Cash	563,471	762,266	857,609
Cash equivalents	12,104,371	11,313,156	7,536,677
	$ 12,667,842	$ 12,075,422	$ 8,394,286

See accompanying notes to consolidated financial statements.

#

DIVERSINET CORP.

Notes to Consolidated Financial Statements

(In United States dollars)

Years ended December 31, 2009, 2008, and 2007

Diversinet Corp. (the “Company”), an Ontario corporation, develops, markets and distributes wireless security infrastructure solutions and identity management solutions and professional services to the health services, financial services, software security, storage and memory manufacturers and telecommunications marketplaces.

1.

Significant accounting policies:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 14, conform in all material respects with accounting principles generally accepted in the United States.  Certain of the comparative figures have been reclassified to conform to current year presentation.  Significant accounting policies adopted by the Company are as follows:

(a)

Basis of presentation:

The consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant intercompany transactions and balances have been eliminated.

(b)

Adoption of new accounting standards:

Effective January 1, 2009, the Company adopted Handbook Section 3064, Goodwill and Other Intangible Assets (“CICA 3064”).  CICA 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This new standard was applied retrospectively, with restatement of prior periods where applicable.  The adoption of these standards did not have any impact to the Company’s financial statements.

During the year, the Emerging Issues Committee (EIC) issued EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.  This abstract clarifies that entities must consider their own credit risk and the credit risk of the counterparty in the determination of fair value of derivative instruments.  The abstract should be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value upon adoption of this standard.  The adoption of this abstract did not have any impact to the Company’s financial statements.

Effective December 31, 2009, the Company adopted, the CICA amended section 3862, “Financial Instruments – Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The new disclosures are included in note 13(e).

(c)

Recently issued pronouncements:

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that 2011 is the changeover date for public accountable companies to convert from Canadian GAAP to International Financial Reporting Standards (“IFRS”).  The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company anticipates converting its primary basis of accounting from Canadian GAAP to U.S. GAAP as of the December 31, 2010 year end, which is an acceptable alternative to IFRS.  Differences between Canadian GAAP and U.S. GAAP are reconciled in note 14 below.

(d)

Changes in accounting policies not yet adopted:

In October 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with Handbook Sections 1601, Consolidated Financial Statements (“CICA 1601”), and 1602, Non-controlling Interests (“CICA 1602”).  CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company's interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.  The Company is currently assessing the impact of the new standards on its consolidated financial statements.

In December 2009, the CICA issued EIC-175, Multiple Deliverable Revenue Arrangements ("EIC-175").  EIC-175, which replaces EIC-142, Revenue Arrangements with Multiple Deliverables, addresses some aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.  This new standard is effective for the Company's interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.  The Company is assessing the impact of the new standard on its consolidated financial statements.

(e)

Impairment or disposal of long-lived assets:

The Company reviews long-lived assets for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  Absent any triggering factors during the year, the Company conducts its long-lived asset assessment in the fourth quarter to correspond with its planning cycle.  An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value which is measured by discounted cash flows when quoted market prices are not available.  For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell.

(f)

Revenue recognition:

The Company recognizes software and software related revenue in accordance with U.S. GAAP.  The Company derives revenue from licensing its products and providing related services, including installation, integration, and maintenance.

(i) Subscription revenue:

In September 2008 the Company entered into a license and revenue share agreement (the “Agreement”) with AllOne Mobile Corporation (“AllOne”).  The Agreement replaces a three year licensing agreement entered into with AllOne Health Group Inc. in August 2007.  AllOne is a subsidiary of AllOne Health Group Inc. (“AHG”) who in turn is a subsidiary of Hospital Services Association of Northeastern Pennsylvania (“HSA”).  Through a private placement in 2007, HSA acquired 6,756,757 common shares, which currently represents approximately 14.5% of the Company’s outstanding shares.

Under the terms of the Agreement, Diversinet has provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  The Agreement has a term of five years and may be cancelled after the third year if, through no fault of either party, market conditions, law or regulation, or technology make the combined software product obsolete or unable to be sold.  Over the term of the Agreement, Diversinet is required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the Agreement, Diversinet is to receive a minimum annual fee of $5.5 million in the first year, $7 million in years two and three and $10 million in years four and five.

The Company has concluded that the Company’s commitment to deliver major product upgrades meets the definition of an unspecified additional software product.  If an arrangement includes unspecified additional software products, the entire arrangement would be accounted for as a subscription.  Under subscription accounting, the fee would be recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product.  During each of the four quarters of 2009 $1,625,000 in revenue has been recognized under this Agreement.

During January 2010, we received notice from AllOne and AHG that it has commenced a legal proceeding in Pennsylvania seeking the termination of the Agreement upon payment to Diversinet of $3,000,000.  We believe that the amounts due under the Agreement, if terminated at this time, are substantially greater than AllOne and AHG’s claim.  See subsequent events, note 15.

(ii) License revenue:

The Company recognizes product revenue when it has an executed license agreement with the customer, the software product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable.  The Company considers fees related to arrangements with significant payments due beyond its normal trading terms not to be fixed or determinable.  If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer.  If collectability is not considered probable, revenue is recognized when the fee is collected.

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

(iii) Service revenue:

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

(iv) Maintenance revenue:

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

(v) Deferred revenue:

Product and services revenues that have been prepaid but do not yet qualify for recognition as revenue under the Company’s revenue recognition policy are reflected as deferred revenue on the consolidated balance sheets.

(g)

Change in classification:

Prior to June 30, 2009, the Company incorrectly classified foreign exchange gains (losses) on cash held in foreign currency as an operating activity in the Company’s statements of cash flows.  The change in classification was not material to the overall presentation of the financial statements.  The Company has recast the comparable cash flow statements to correctly classify the foreign exchange gain (loss) and will continue to do so in prospective filings.

(h)

Cash and cash equivalents:

Cash and cash equivalents include cash on account and short-term investments in money market instruments with original maturities of 90 days or less when acquired.

(i)

Investment tax credits:

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized.  Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the consolidated statements of earnings and deficit as a reduction of related expenses in the year the refund is received.  In 2009, the Company reduced research and development expenses by $nil (2008 - $88,000, 2007 - $87,000) for refunds received during the year in relation to the prior year’s scientific research and development claims.  Assistance related to the acquisition of capital assets used for research and development is credited against the related capital assets.

(j)

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

(k)

Foreign currency translation:

The Company uses the U.S. dollar as its measurement and reporting currency in the preparation of its consolidated financial statements.

Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the exchange rates prevailing at the consolidated balance sheet dates.  Non-monetary assets and liabilities are translated at historical rates.  Transactions in foreign currencies are translated into United States dollars at the approximate rates prevailing at the dates of the transactions.  Foreign exchange gains and losses are included in the net income (loss) for the period.

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

(p)

Measurement uncertainty:

The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the year.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts income tax valuation allowance, stock based compensation, the useful lives of depreciable assets and the recoverability of fixed assets.  Actual results could differ from those estimates.

1.

Financial instruments:

a) Classification and fair values of financial instruments:

	2009	2008
Financial assets:
Held for trading, measured at fair value:
Cash and cash equivalents	$ 12,667,842	$ 12,075,422

Loans and receivables measured at amortization cost:
Accounts receivables	$ 79,717	–

Financial liabilities, measured at amortized cost:
Accounts payable	148,531	168,078
Accrued liabilities	296,255	511,961
	$ 444,786	$ 680,039

The Company had neither available for sale, nor held to maturity financial instruments during the period ended December 31, 2009 and 2008.

b) Investment income: The Company has recorded investment income in relation to the following financial instruments:

	2009	2008
Financial assets held for trading:
Interest income earned on cash and cash equivalents	$61,314	$220,308
	$61,314	$220,308

(c) Accounts receivable: The Company’s accounts receivable is comprised of the following:

	2009	2008
Trade receivables	$104,717	$ –
Allowance for doubtful accounts	(25,000)	–
	$79,717	$ –

2.

Property and equipment:

December 31, 2009	Cost	Accumulated depreciation and amortization	Net book value
Computer hardware	$ 1,148,951	$ 1,043,676	$ 105,275
Computer software	522,055	482,664	39,391
Furniture and fixtures	239,707	181,602	58,105
Leasehold improvements	36,060	20,705	15,355
	$ 1,946,773	$ 1,728,647	$ 218,126

December 31, 2008	Cost	Accumulated depreciation and amortization	Net book value
Computer hardware	$ 1,128,638	$ 1,002,911	$ 125,727
Computer software	511,618	468,018	43,600
Furniture and fixtures	232,036	168,035	64,001
Leasehold improvements	36,060	14,124	21,936
	$ 1,908,352	$ 1,653,088	$ 255,264

Depreciation expense for the year ended December 31, 2009 amounted to $75,559 (2008 - $154,881).

3.

Accrued liabilities:

	2009	2008
Compensation	$ 54,692	$ 350,882
Professional fees	140,362	103,528
Miscellaneous	101,201	57,551
	$ 296,255	$ 511,961

4.

Share capital, warrants and common share purchase options:

There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, compensation options and warrants:

	Compensation options and warrants (1)		Common shares
	Number	Amount	Number	Amount
Balance December 31, 2006	10,044,047	$ 3,291,832	33,413,005	$ 58,414,036
Professional services (a)	80,000	16,432	511,250	368,358
Board compensation (b)	–	–	375,000	280,750
Warrants cancelled and expired (c)	(888,179)	(1,445,671)	–	–
Employee bonus (d)	–	–	846,708	516,409
Stock options and warrants exercised (e)	(650,000)	(307,140)	1,265,063	825,901
Private placement (g)	–	–	6,756,757	4,965,253
Balance December 31, 2007	8,585,868	$ 1,555,453	43,167,783	$ 65,370,707
Professional services (a)	–	–	75,000	29,499
Board compensation (b)	–	–	322,580	154,516
Warrants cancelled and expired (c)	(6,149,618)	(1,203,968)	–	–
Employee bonus (d)	–	–	780,000	296,400
Stock options, warrants exercised (e)	(2,421,250)	(337,798)	2,421,250	2,111,298
Shares issued (f)	–	–	265,322	137,573
Balance December 31, 2008	15,000	$ 13,687	47,031,935	$ 68,099,993
Professional services (a)	170,000	7,732	–	–
Board compensation (b)	–	–	168,750	102,188
Warrants cancelled and expired (c)	(15,000)	(13,687)	–	–
Stock options, warrants exercised (e)	–	–	635,187	672,871
Shares issued (f)	–	–	500,000	312,000
Balance December 31, 2009	170,000	$ 7,732	48,335,872	$ 69,187,052

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

On September 15, 2009 the Company entered into an agreement for financial public relation services.  In consideration for the services to be rendered in accordance with the agreement, a warrant to purchase up to 70,000 common shares at $1.00 was issued with equal vesting quarterly for one year.  Furthermore, a warrant to purchase up to 100,000 common shares at $1.00 was issued with vesting dependent upon achieving certain performance criteria.  These warrants all expire on March 14, 2012.  The performance warrants are fair valued each reporting period until performance is complete.

(a)

On August 2, 2007, October 3, 2007, November 4, 2008, September 30, 2009 and December 31, 2009 the Company issued common shares to each non-management board member in lieu of cash compensation.

(b)

The value of warrants that have vested prior to the cancellation or expiration date are reclassified to contributed surplus.

(c)

During 2007 and 2008 common shares were issued to employees in lieu of cash bonuses.

(d)

During 2007, 2008, and 2009 the Company granted options to certain employees, officers and directors under a share option plan (note 10), enabling them to purchase common shares of the Company.  During 2008, Mr. Wahbe exercised 2,300,000 warrants having fair value of $291,041 into common shares for gross proceeds of $1,725,000.  During 2008 one employee and two consultants exercised 121,250 warrants having a fair value of $46,757 into common shares for gross proceeds of $48,500.  During 2009, 13 employees exercised 635,187 options into common shares for gross proceeds of $254,075.

(e)

On April 2, 2008, Mr. Wahbe entered into a three year employment agreement to continue to serve as Chief Executive Officer.  The Company has the option of paying Mr. Wahbe compensation through the issuance of up to 300,000 common shares annually.  Share compensation during 2008 under this agreement was $122,250 representing the issuance of 225,000 shares.  The share compensation is based on the Company’s common share price on or about the last day of the quarter.  Share compensation during the 2009 under this agreement was $312,000 representing the issuance of 500,000 common shares, of which 200,000 common shares were issued subsequent to year end.  The share compensation is based on the Company’s common share price on or about the last day of the quarter, refer to note 11.

(f)

On August 31, 2007, the Company completed a private placement with Hospital Service Association of Northeastern Pennsylvania (“HSA”) of 6,756,757 common shares at $0.74 per common share, for gross proceeds of $5,000,000.  The related share agreement provides HSA with a number of put rights that would require the Company to repurchase all or a portion of its shares.  These rights include (i) change of control put right whereby HSA has the right, at its option, to require the Company to repurchase the shares at a price of $0.74 per share, if upon a change of control event, the consideration offered is less than $0.74 per share; (ii) in certain circumstances, upon termination by the Company of the Agreement between the Company and AllOne; (iii) restrictions on the issuance of any class of shares of the Company with rights or preferences superior to the common shares issued to the purchaser; and (iv) termination in the event of a breach by the Company of any material covenants contained in the share purchase agreement.  The common shares subject to the put right have been classified as an equity award as the put rights do not give rise to a contractual obligation to deliver cash under conditions that are potentially unfavourable to the Company.

1.

Basic and diluted earnings (loss) per share:

Basic earnings per share have been calculated by dividing net income for the period by the weighted average number of shares outstanding during each period.  Diluted earnings per share has been calculated by dividing net income for the period by the weighted average number of shares and potentially dilutive shares outstanding during the period. In computing diluted earnings per share, the treasury stock method is used to determine the number of shares assumed to be purchased from the conversion of shares equivalents or the proceeds of option exercises.  For periods with a net loss, common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive.

The following table sets forth the computation of basic and diluted net income (loss) per share:

	2009	2008	2007
Numerator:
Net income (loss) available to common shareholders	$1,910,799	$(1,949,333)	$(3,432,971)

Denominator:
Weighted average shares: basic	47,191,669	44,454,008	36,872,086
Effect of outstanding stock options and warrants	103,846	–	–
Weighted average shares: fully diluted	47,295,515	44,454,008	36,872,086

Net income (loss) per share: basic	0.04	(0.04)	(0.09)
Net income (loss) per share: fully diluted	0.04	(0.04)	(0.09)

2.

Income taxes:

Total income tax expense varies from the amounts that would be computed by applying the statutory rate to income before taxes for the following reasons:

	2009	2008
Statutory income tax rate	33%	33.5%
Income tax expense (recovery) on income (loss) before income taxes	$630,564	$ (653,027)
Increase (decrease) in income taxes) resulting from:
Taxable capital gain on expiry of warrants	1,985	171,974
Capital loss carryforwards previously not recognized	(1,985)	(171,974)
Change in tax rate, foreign exchange rate	1,838,000	–
Permanent differences	312,019	472,430
	2,780,583	(180,597)
Change in valuation allowance	(2,780,583)	180,597
	$ –	$ –

The tax effects of significant temporary differences representing future tax assets are as follows:

Future tax assets:	2009	2008
Operating loss carryforwards	$4,964,376	$8,582,477
Capital loss carryforwards	221,459	260,978
Share issue costs	5,213	27,605
Research and development costs	3,439,806	3,616,951
Deferred revenue	–	749,167
Capital assets, accounting basis less than tax basis	5,251,014	3,425,273
	$13,881,868	16,662,451
Valuation allowance	(13,881,868)	(16,662,451)
Net future tax assets	$ –	$ –

The net valuation allowance decrease of $2,780,583 (2008 - $427,424) is comprised of a increase of $2,780,583 (2008 - $180,597) in the current year statutory rate reconciliation offset by a decrease related to the expiry of operating loss carryforwards in the amount of $nil (2008 - $608,021).

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

At December 31, 2009, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $14,259,000.  These losses expire in the following fiscal years:

2010	3,909,000
2014	3,118,000
2015	3,984,000
2026	1,986,000
2027	1,262,000
$ 14,259,000

The Company also has non-capital losses available for carryforward for United States income tax purposes amounting to $3,589,000 expiring between 2018 and 2029.

3.

Segmented information:

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at December 31, 2009, 100% (2008 - 100%, 2007 - 100%) of the property and equipment were located in Canada.

A summary of sales to major customers that exceeded 10% of total sales and the approximate amount due from these customers during each of the years ended December 31, 2009 are as follows:

		Sales		Accounts Receivable
	2009	2008	2007	2009	2008
Customer 1	82%	47%	22%	25,577	–
Customer 2	15%	30%	19%	79,140	–
Customer 3	–	18%	46%	–	–

Revenue is attributable to geographic location based on the location of the customer during each of the years in the three-year period ended December 31, 2008 are as follows:

Sales:	2009	2008	2007
United States	$ 7,860,163	$ 4,438,736	$ 4,157,869
Canada	–	40,204	65,412
Asia	111,266	135,500	129,702
Other	1,500	350	184,000
	$ 7,972,929	$ 4,614,790	$ 4,536,983

During each of the years in the three-year period ended December 31, 2009 revenue is attributable as follows:

Sales:	2009	2008	2007
Consulting services	$ 535,095	$ 1,307,773	$ 1,579,248
Licensing	7,437,834	3,307,017	2,957,735
	$ 7,972,929	$ 4,614,790	$ 4,536,983

4.

Commitments and contingencies:

(a)

During fiscal 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged that the Company breached a dealer agreement entered into in 1995 by the Company’s former printing business. During 2007, the parties entered into a settlement and release whereby the Company agreed to pay the plaintiff $625,000 as full and complete settlement in the matter, including a court order dismissing the case.  The $625,000 was recorded in general and administrative expenses (2007 - $410,000, 2006 - $215,000).

(b)

Lease commitments:

Total future minimum lease payments including operating costs are as follows:

2010	226,348
2011	225,888
2012	74,837
$ 527,073

Rental expense was $211,768 for the year ended December 31, 2009 (2008 - $223,932, 2007 - $209,569).

5.

Share option plan:

The Company grants options to certain employees, officers, directors and consultants under a share option plan (the “Plan”), enabling them to purchase common shares of the Company.  The exercise price of an option under the Plan may not be less than the current market price of common shares on the day immediately proceeding the day the share option was granted.  The Plan provides that the number of common shares reserved for issuance under the Plan shall not exceed 7,864,813 common shares (being 9,558,476 options reserved for issuance less 1,693,663 exercised to date).  As at December 31, 2009, the number of common shares reserved for future issues of stock options amounts to 2,227,150.

Assumptions used when valuing the options and warrants at their date of grant using the Black-Scholes option pricing model include: risk-free interest rate of 2.68% (2008 – 3.85%, 2007 – 4%), weighted average expected life of five years, expected dividend yield of 0% and average volatility of 77% (2008 – 89%, 2007 – 117%).

The following table summarizes information about stock options outstanding at December 31, 2009:

Options outstanding				Options vested
Range of exercise price	Number outstanding	Weighted average remaining contractual life – years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.36 – $0.49	1,278,486	2.55	$ 0.46	1,127,236	$ 0.46
$0.50 – $0.60	2,861,428	3.28	0.57	2,121,428	0.57
$0.61 – $1.01	1,497,749	2.51	0.81	1,206,916	0.82
	5,637,663	2.91	$ 0.61	4,455,580	$ 0.61

Changes for the employee stock option plan during the years ended December 31 are as follows:

	Year ended 2009		Year ended 2008
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	6,483,850	$ 0.61	3,352,850	$ 0.83
Options granted	196,500	0.45	4,770,000	0.56
Options exercised	(635,187)	0.45	–	–
Options forfeited	(407,500)	0.84	(1,639,000)	0.85
Options outstanding, end of year	5,637,663	0.61	6,483,850	0.61
Options exercisable, end of year	4,455,580	0.61	2,981,881	0.60
Weighted average fair value of options granted during the year		$ 0.32		$ 0.45

The following table summarizes information about warrants outstanding at December 31, 2009:

Range of exercise price	Warrants outstanding	Weighted average remaining contractual life – years
$1.00	170,000	2.20
	170,000	2.20

During the year ended December 31, 2009, the Company recorded stock-based compensation expense of $1,195,570 (2008 - $1,389,323; 2007 - $1,542,742) related to common shares, stock options and warrants granted to employees, officers, directors and consultants.

6.

Related party transactions:

In April 2008, Mr. Wahbe entered into a three year employment agreement to continue to serve as Chief Executive Officer, renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation currently consists of salary of up to Cdn$450,000 and is payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to Cdn$300,000 and is payable through the issuance of up to 200,000 Diversinet common shares annually as determined by Diversinet’s Board of Directors.  Mr. Wahbe is also entitled to reimbursement of up to Cdn$6,000 per month in expenses.  Furthermore in April 2008, Mr. Wahbe received options to purchase 1,500,000 common shares at $0.55 per share, vesting annually in arrears over a four year period.  During the first quarter of 2008 Mr. Wahbe received 50,000 options.  During 2009 Mr. Wahbe received 500,000 common shares (of which 200,000 common shares were issued subsequent to year end) and Cdn$72,000 in compensation as CEO.  During 2008 Mr. Wahbe received 500,000 common shares and Cdn$72,000 in compensation as CEO.  On June 30, 2008 Mr. Wahbe exercised 2,300,000 share purchase warrants at $0.75 per share for gross proceeds of $1,725,000.  A further 2,300,000 share purchase warrants at $0.90 expired unexercised.  As of December 31, 2009, Albert Wahbe owns 8,175,000 common shares and 1,600,000 options, representing approximately 19.7% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

As at December 31, 2009, HSA owns 6,956,152 common shares representing approximately 14.5% of the issued and outstanding common shares of the Company.  The Company has commercial transactions with subsidiaries of HSA as disclosed in note 1 to these financial statements.

7.

Capital risk management:

The Company manages its capital to maintain its ability to continue as a going concern.  The capital structure of the Company consists of cash and cash equivalents and equity comprising of issued capital, contributed surplus, share purchase warrants and deficit.  The Company manages its capital structure and makes adjustments to it in light of economic conditions.  The Company’s primary objective with respect to its capital management is to ensure it has sufficient cash resources to pursue its commercialization efforts and maintain its ongoing operations.  The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues, or by undertaking other activities as deemed appropriate under the specific circumstances.  The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2009.

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

b) Credit risk:  Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises from the Company’s accounts receivables and cash and cash equivalents.  The carrying amount of financial assets represents the maximum credit exposure.  Our customer base is limited to a few large health service enterprises, financial institutions and security providers.  As a result, we often maintain individually significant receivable balances due from them.  The majority of the Company’s customers are located in the United States with the remaining located in Canada and Asia.  At December 31, 2009 the accounts receivable balance was $79,717 (2008 - $nil).

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

  (i) Interest rate risk:  Based on management’s knowledge and experience of the financial markets, management does not believe that the Company’s current financial instruments will be affected by interest rate risk.  Interest rate risk is remote as interest rates on the Company’s cash equivalents are fixed with maturity dates of less than 90 days.  A change of 1% in interest rates at December 31, 2009 would not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments held.

  (ii) Currency risk:  The Company operates internationally with the U.S. dollar as its functional currency and therefore is exposed to foreign exchange risk from various currencies, primarily Canadian dollars.  Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies.  The Company's main objective in managing its foreign exchange risk is to maintain Canadian cash on hand to support Canadian forecasted obligations and cash flows.  To achieve this objective the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held.  During the fiscal 2009 and 2008 the Company maintained a portion of its cash resources in both U.S. and Canadian dollar cash and cash equivalents.  The Company does not have any foreign currency derivative instruments outstanding at December 31, 2009.

Balances in foreign currencies at December 31, 2009 are as follows:	Canadian Dollars
Cash and cash equivalents	$7,254,057
Accounts payable and accrued liabilities	$418,983

Fluctuations in the Canadian dollar exchange rate could have a potentially significant impact on the Company's results from operations. However, they would not impair or enhance the ability of the Company to pay its foreign currency-denominated expenses as such items would be similarly affected.

e) Fair value of financial instruments:  For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to the relatively short periods to maturity of these financial instruments.  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.  The Company’s fair values of financial instruments that are carried at fair value on the consolidated balance sheets are at the quoted market price which is categorized as Level 1 in the fair value hierarchy.  There were no financial instruments categorized in Level 2 or 3 (valuation technique using observable market inputs or valuation technique using non-observable market inputs) as at December 31, 2009.

9.

Reconciliation of Canadian and United States generally accepted accounting principles (“GAAP”):

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  Material differences between Canadian and United States generally accepted accounting principles are described below.

	2009	2008	2007
Share capital:
Canadian GAAP	$69,187,052	$68,099,993	$65,370,707
Elimination of reduction of share capital (a)	30,089,054	30,089,054	30,089,054
Reclassification of shares as redeemable preferred stock (b)	(4,965,253)	(4,965,253)	(4,965,253)
U.S. GAAP	$94,310,853	$93,223,794	$90,494,508
Deficit:
Canadian GAAP	$(63,217,209)	$(65,128,008)	$(63,178,675)
Elimination of reduction of share capital (a)	(30,089,054)	(30,089,054)	(30,089,054)
Compensation expense (c)	(991,696)	(991,696)	(991,696)
Compensation expense (c)	1,016,799	1,016,799	1,016,799
U.S. GAAP	$(93,281,160)	$(95,191,959)	$(93,242,626)
Consolidated statements of loss:
Gain (loss) under Canadian GAAP	$1,910,799	$(1,949,333)	$(3,432,971)
(Gain (loss) under U.S. GAAP	$1,910,799	$(1,949,333)	$(3,432,971)
Basic and diluted gain (loss) per share under U.S. GAAP	$0.04	$(0.04)	$(0.09)
Comprehensive gain (loss) under U.S. GAAP	$1,910,799	$(1,949,333)	$(3,432,971)

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

(b)

Reclassification of shares:

The August 31, 2007 private placement of 6,756,757 common shares at $0.74 per common share for gross proceeds of $5,000,000 included a change of control put right whereby the holder has the right, at its option to require the Company to repurchase the shares at a price of $0.74 per share, if upon a change of control event, the consideration offered is less than $0.74 per share.  SEC Regulation 210.5-02 requires the Company to classify the shares as redeemable preferred stock (or temporary equity) as the shares are redeemable at the option of the holder and the conditions for redemption are not solely within the control of the Company.  As at December 31, 2009 the redemption value of the shares is equal to the value the Company would have to pay to the holder to redeem the shares is $0.74 per share.

(c)

Compensation expense:

Effective January 1, 2006, the Company is required to apply the provisions of ASC 718, which requires all share based payments to be recognized in the financial statements based on their fair values using either a modified – prospective or modified – retrospective transition method.  The Company has adopted this standard using the modified - prospective method and, therefore recognizes share-based compensation for any new share-based awards and awards modified, repurchased or cancelled after the required effective date, January 1, 2006.  Under ASC 718, the company is required to determine the grant date fair value of the stock-based awards grated to employees. The company is continuing to use the Black-Scholes option pricing model to value these options.  The related grant date fair value is subsequently recognized as stock-based compensation expense over the requisite service period.  As a result, stock-based compensation expense recognized under U.S. GAAP after December 31, 2005 equals the amount recognized under Canadian GAAP when the fair value method has been applied since 2003.  Previously, the Company adjusted compensation cost for actual forfeitures at the time forfeitures occurred.  ASC 718 requires the Company to estimate forfeitures as part of the initial measure of the grant date fair value of the award.  The cumulative effect of the change in accounting policy for the adjustment related to the forfeitures for the prior periods is not material at January 1, 2006.

(d)

U.S. GAAP referenced literature:

On July 1, 2009 the FASB released Statement 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accounting Principles-a replacement of FASB Statement No. 162”.  The Codification brings together in one place all authoritative U.S. GAAP previously in levels A through D of the U.S. GAAP hierarchy that has been issued by a standard setter, for example, FASB Statements, FASB Interpretations, EITF Abstracts, FASB Staff Positions, and AICPA Accounting and Auditing Guides.  Nonauthoritative GAAP includes certain items previously in the U.S. GAAP hierarchy’s Level D (for example, prevalent industry practice) and other accounting guidance, such as textbooks and articles.

The Codification is the exclusive authoritative reference for nongovernmental U.S. GAAP for use in financial statements issued for interim and annual periods ending after September 15, 2009, except for SEC rules and interpretive releases, which are also authoritative U.S. GAAP for SEC registrants.  The contents of the Codification will carry the same level of authority, eliminating the four-level GAAP hierarchy previously set forth in Statement 162, The Hierarchy of Generally Accepted Accounting Principles, which has been superseded by Statement 168.  All other non-grandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative.

The Company has adopted FASB 168 effective for the period ending September 30, 2009.  As a result of adopting FASB 168, all references to U.S. GAAP will be made using the new Codification references.  As the Codification does not change existing U.S. GAAP for public companies, the adoption of this standard will have no impact on the Company’s accounting policies or future operating results.

(e)

Changes in accounting policies not yet adopted:

Software Revenue Recognition:  In 2009, FASB EITF Consensus in Update 2009-14 made amendments to Software (Codification Topic 985): Certain Revenue Arrangements That Include Software Elements.  This changes the accounting model for revenue arrangements that include both tangible products and software elements.  Affected vendors are expected to recognize revenue earlier than under previous guidance (SOP 97-2) which often resulted in deferred revenue recognition due to the absence of vendor specific objective evidence (VSOE) to separate an arrangement’s elements.  This amendment is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.  Early adoption is permitted.  A vendor may elect to apply the amendment retrospectively to all prior periods.  The Company is currently assessing the impact of this new standard on its consolidated financial statements.

1.

Subsequent events:

On January 20, 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the License and Revenue Share Agreement, dated as of September 2, 2008, between the Company and each of them (the “Agreement”) upon payment to the Company of $3,000,000.  The Company believes that the amounts due under the Agreement, if terminated at this time, are substantially greater than AllOne and AHG’s claim.  In addition, and despite AllOne’s contractual obligation to pay minimum quarterly amounts of $1.75 million during 2010 under the Agreement, on March 1, 2010 AllOne failed to pay the quarterly minimum commitment due to the Company at that time.  The Company has removed the legal proceedings to the Federal U.S. District Court located in Pennsylvania, where at it has asserted, or are intending to assert, various counterclaims for declaratory judgment, monetary damages and equitable relief.  AllOne represented 82% of our 2009 revenues.  Should AllOne and AHG be successful in the proceedings, the Company will no longer receive the annual minimum revenues under the Agreement.

#