Form 20-F
period 2010-12-31
DIVERSINET CORP
filed 2011-03-04
CIK 918387

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

or

[x]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

For the fiscal year ended December 31, 2010

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:     42,285,171 Common Shares as of December 31, 2010

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

CAPITALIZATION AND INDEBTEDNESS

5

ITEM 3. (C)

REASONS FOR THE OFFER AND USE OF PROCEEDS

5

ITEM 3. (D)

RISK FACTORS

5

ITEM 4.

INFORMATION ON DIVERSINET

11

ITEM 4. (A)

HISTORY AND DEVELOPMENT OF DIVERSINET

11

ITEM 4. (B)

BUSINESS OVERVIEW

11

ITEM 4. (C)

ORGANIZATIONAL STRUCTURE

20

ITEM 4. (D)

PROPERTY, PLANT AND EQUIPMENT

22

ITEM 4A.

UNRESOLVED STAFF COMMENTS

23

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

23

ITEM 5. (A)

OPERATING RESULTS

23

ITEM 5. (B)

LIQUIDITY AND CAPITAL RESOURCES

30

ITEM 5. (C)

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ET CETERA.

31

ITEM 5. (D)

TREND INFORMATION

31

ITEM 5. (E)

OFF-BALANCE SHEET ARRANGEMENTS

31

ITEM 5. (F)

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

32

ITEM 5. (G)

SAFE HARBOR

32

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

32

ITEM 6. (A)

DIRECTORS AND SENIOR MANAGEMENT

32

ITEM 6. (B)

COMPENSATION

33

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

FINANCIAL INFORMATION

42

ITEM 8. (B)

SIGNIFICANT CHANGES

43

ITEM 9.

THE OFFER AND LISTING

43

ITEM 9. (A)

OFFER AND LISTING DETAILS

43

ITEM 9. (B)

PLAN OF DISTRIBUTION

45

ITEM 9. (C)

MARKETS

45

ITEM 9. (D)

SELLING SHAREHOLDERS

45

ITEM 9. (E)

DILUTION

45

ITEM 9. (F)

EXPENSES OF THE ISSUE

45

ITEM 10.

ADDITIONAL INFORMATION

45

ITEM 10. (A)

SHARE CAPITAL

45

ITEM 10. (B)

MEMORANDUM AND ARTICLES OF ASSOCIATION

45

ITEM 10. (C)

MATERIAL CONTRACTS

46

ITEM 10. (D)

EXCHANGE CONTROLS

47

ITEM 10. (E)

TAXATION

48

ITEM 10. (F)

DIVIDENDS AND PAYING AGENTS

52

ITEM 10. (G)

STATEMENT BY EXPERTS

52

ITEM 10. (H)

DOCUMENTS ON DISPLAY

52

ITEM 10. (I)

SUBSIDIARY INFORMATION

52

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

53

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

53

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

53

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

53

ITEM 15.

CONTROLS AND PROCEDURES

53

ITEM 15. (A)

DISCLOSURE CONTROLS AND PROCEDURES

53

ITEM 15. (B)

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

53

ITEM 15. (C)

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

53

ITEM 15. (D)

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

53

ITEM 16. (A)

AUDIT COMMITTEE FINANCIAL EXPERT

54

ITEM 16. (B)

CODE OF ETHICS

54

ITEM 16. (C)

PRINCIPAL ACCOUNTANT FEES AND SERVICES

55

ITEM 16. (D)

EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

55

ITEM 16. (E)

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

55

ITEM 16. (F)

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

55

ITEM 16. (G)

CORPORATE GOVERNANCE

55

PART III

ITEM 17.

FINANCIAL STATEMENTS

55

ITEM 18.

FINANCIAL STATEMENTS

55

ITEM 19.

EXHIBITS

55

SIGNATURE PAGE

56

#

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

3-A.

Selected Financial Data

The selected financial data for the fiscal years ended December 31, 2010, 2009, 2008, 2007, and 2006 are derived from our audited financial statements.  The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto and “Operating Results” appearing in Item 5-A. of this annual report.  As a result of a number of circumstances, including financing activities and the U.S. dollar becoming the primary currency in which most of our business is transacted, effective October 1, 2003, we adopted the U.S. dollar as our measurement and reporting currency for preparation of our consolidated financial statements.  In addition, except where otherwise indicated, all financial information in this report is presented in United States dollars.

Our financial statements have been prepared in accordance with U.S. GAAP.  These principles conform in all material respects with Canadian GAAP except as described in Note 16 to our 2010 consolidated financial statements.

Selected Financial Data

(in 000’s, except per share data)

	Fiscal Year Ended December 31, 2010	Fiscal Year Ended December 31, 2009	Fiscal Year Ended December 31, 2008	Fiscal Year Ended December 31, 2007	Fiscal Year Ended December 31, 2006
(In accordance with U.S. GAAP)
Revenue	4,932	7,973	4,615	4,537	1,667
Income (Loss) from Continuing Operations	1,867	1,911	(1,949)	(3,433)	(3,451)
Loss from Discontinued Operations	0	0	0	0	0
Net Income (Loss)	1,867	1,911	(1,949)	(3,433)	(3,451)
Weighted Average no. of shares (000’s)	45,029	47,192	44,454	36,872	28,740
Income (Loss) Per Share – Continuing Operations	0.04	0.04	(0.04)	(0.09)	(0.12)
Net Income (Loss) Per Share	0.04	0.04	(0.04)	(0.09)	(0.12)
Dividends Per Share	0.00	0.00	0.00	0.00	0.00
Working Capital	11,835	12,204	8,807	7,468	3,697
Contingently puttable common stock	0	5,000	5,000	5,000	0
Shareholders’ Equity	12,016	7,457	4,096	2,883	4,086
Total Assets	12,768	13,001	12,388	8,960	5,830
Share Capital	85,583	94,276	93,189	90,460	88,503

The August 31, 2007 private placement of 6,756,757 common shares at $0.74 per common share for gross proceeds of $5,000,000 included a change of control put right whereby the holder has the right, at its option to require the Company to repurchase the shares at a price of $0.74 per share, if upon a change of control event, the consideration offered is less than $0.74 per share.  SEC Regulation 210.5-02 requires the Company to classify the shares as redeemable common stock (or temporary equity) as the shares are redeemable at the option of the holder and the conditions for redemption are not solely within the control of the Company.

In September 2008 the Company entered into a license and revenue share agreement (“Agreement”) with AllOne Mobile Corporation (“AllOne”).  AllOne is a subsidiary of AllOne Health Group Inc. (”AHG”) who in turn is a subsidiary of Hospital Services Association of Northeastern Pennsylvania (“HSA”).

Under the terms of the Agreement, Diversinet provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  Diversinet was required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the Agreement, Diversinet received a minimum annual fee of $5.5 million in the first contract year, and was entitled to receive $7 million in years two and three.  The Company concluded that the Company’s commitment to deliver major product upgrades met the definition of an unspecified additional software product.  If an arrangement includes unspecified additional software products, the entire arrangement would be accounted for as a subscription.  Under subscription accounting, the fee would be recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product.  During each of the four quarters of 2009 $1,625,000 in revenue has been recognized under this Agreement.

During January 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the Agreement upon payment of $3,000,000 to Diversinet.  On June 17, 2010 the parties entered into a Settlement and Mutual Release Agreement whereby the 2008 Agreement was terminated, including any future revenue sharing obligations and AllOne paid Diversinet $4,000,000 and HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation. Diversinet also retains complete ownership and control over its related intellectual property developed during the term of the 2008 Agreement. The Company recognized $3,500,000 as revenues in Q2 2010 as it relates to products and services delivered prior to the termination date. The difference between the total consideration received of $7,060,707 and the amount recognized as revenue has been recognized as other income (being $500,000 in cash and $3,060,707 relating to the return of 6,956,152 Diversinet common shares by HSA). In calculating the value of the consideration received, the Company valued the returned common shares using the closing price of the Company’s shares on the day immediately prior to the date of the Settlement Agreement.

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five fiscal years ended December 31, 2010 and the end of each of the last six months, the average rates for the period, and the range of high and low rates for the period.  For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

	U.S. Dollar/Canadian Dollar
	Close	Average	High	Low
Month Ended 01/31/11	0.9941	0.9938	1.0216	0.9911
Month Ended 12/31/10	0.9946	1.0074	0.9997	0.9887
Month Ended 11/30/10	1.0266	1.0128	1.0170	1.0099
Month Ended 10/31/10	1.0202	1.0179	1.0229	1.0145
Month Ended 09/30/10	1.0290	1.0330	1.0381	1.0291
Month Ended 08/30/10	1.0065	1.0413	1.0455	1.0374
Fiscal Year Ended 12/31/10	0.9946	1.0299	1.0568	0.9938
Fiscal Year Ended 12/31/09	1.0510	1.1419	1.3066	0.9711
Fiscal Year Ended 12/31/08	1.2180	1.0660	1.0298	0.7688
Fiscal Year Ended 12/31/07	1.0088	1.0748	1.1878	0.9066
Fiscal Year Ended 12/31/06	1.1664	1.1346	1.1796	1.0926

The exchange rate was 0.9909 as of February 22, 2011.

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

We have limited financial resources, and if we fail to either raise capital when needed or generate revenues, we may need to cease operations.  While we believe that we have sufficient cash to operate through the next twelve months, our ability to continue operations beyond the next fiscal year may be dependent on our ability to obtain additional financing.  Although we have made progress in developing our products and have completed initial consumer deployments and our net income for 2009 and 2010 was sufficient to cover our operating expenses, failure to maintain existing revenues or develop new revenue sources may cause expenses to exceed revenues in the future.  On January 20, 2010, AllOne Mobile Corporation (“AllOne”) and AllOne Health Group, Inc. (“AHG”) commenced a legal proceeding in Pennsylvania against us, seeking to terminate its 2008 License and Revenue Share Agreement with us.  On June 17, 2010 the parties entered into a Settlement and Mutual Release Agreement whereby such agreement was terminated, including any future revenue sharing obligations and AllOne paid Diversinet $4,000,000 and Hospital Services Association of Northeastern Pennsylvania returned 6,956,152 Diversinet common shares to Diversinet for cancellation. Diversinet also retains complete ownership and control over its related intellectual property developed during the term of the 2008 Agreement.  AllOne represented 76% of our 2010 revenues and 82% of our 2009 revenues and we no longer have the annual minimum revenues under the agreement to rely upon.  We have obtained funding for operations from private equity placements in the past, but there is no assurance we will be able to do so again in the near future at commercially reasonable terms or at all despite the progress of the business.  In June 2008, 2,300,000 warrants were exercised into common shares by Albert Wahbe at $0.75 per warrant.  In August 2007, we completed a private placement of 6,759,757 common shares, at $0.74 per common share, for gross proceeds of $5,000,000.  The terms of new capital, if any, may materially dilute existing shareholders.  Our failure to either raise capital when needed or to generate revenues could leave us with insufficient resources in the future to sustain our operations beyond the next twelve months.

Impact of current economic conditions: The current economic conditions may negatively impact the Company’s financial viability, including longer sales cycles and customer’s unwillingness to adopt new technologies.  Unfavorable economic conditions could also increase the Company’s financing costs, negatively affect profitability, limit access to capital markets and negatively impact the ability to maintain or attract customers.  The Company often enters into multi-year contracts with customers that often have minimum threshold amounts due to us.  These contracts, including the Intersections agreement have a risk of cancellation if there is slow customer adoption.  Due to the economic uncertainty, our customers may default on their obligations under these agreements or seek to renegotiate certain of their financial obligations.

We have lost money in the past, we may to continue to sustain losses in the future and may never achieve continued profitability.  This is our second year where we have generated sufficient revenues from the sales of our solutions and licensing of our products to achieve profitability.  For the year ended December 31, 2010, we posted net income of $1,867,000 of which $3,061,000 related to the 6,956,152 Diversinet common shares HSA returned to Diversinet for cancellation as part of the settlement agreement and $190,000 was from foreign exchange gains.  For the year ended December 31, 2009, we posted net income of $1,911,000 of which $1,253,000 was from foreign exchange gains.  However, for the years ended December 31, 2008 and 2007, we posted net losses of $1,949,000 and $3,433,000, respectively.  We may not be able to maintain profitability on a consistent basis and may show a loss from operations.

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

We have a limited number of customers.  The loss of, or a significant reduction in business from, any of these customers would materially harm our business and results of operations, and our future prospects depend substantially on expanding our customer base.  During fiscal 2010, 76% of revenue was generated from one customer and 21% of revenue was generated from another customer.  With the termination of the AllOne agreement, our agreement with the U.S. Army’s Telemedicine and Advanced Technology Research Center (part of the U.S. Army Medical Research and Materiel Command) and Intersections are currently our only long term license agreement as at December 31, 2010.  During fiscal 2009, 82% of revenue was generated from one customer and 15% of revenue was generated from another customer.  The loss of revenues from one or more significant customers, or the failure to collect receivables due from a major customer in a timely manner would have a material adverse effect on our results of operations.  If we are unable to expand our customer base, our results of operations will suffer.

In May 2007 we entered into a three year license and value added reseller (“VAR”) agreement with Intersections Inc. (“Intersections”) for our MobiSecure Wallet and MobiSecure Vault mobile secure access solutions.  In December 2008, we amended the license and VAR agreement to change the contract term to November 2010.  This amendment provided for minimum license fees of $850,000 and $1,310,000 over the two years ended November 2010, respectively, payable quarterly in advance.  The VAR has been renewed without the minimum license fees and Intersections continues to use our software.  Should Intersections be unsuccessful at generating end-users and ultimately revenues, we would expect them to terminate their agreement.

Fluctuations in foreign exchange may adversely affect our business.  Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal 2010, we incurred a portion of our expenses in U.S. dollars and Canadian dollars.  Changes in the value of the Canadian currency relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  During fiscal 2010 and 2009 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.  During October 2008, we exchanged $10,000,000 into Cdn$12,940,000.  As the majority of our expenses are in Canadian dollars, we believe that this exchange was a prudent decision to match the longer term requirement for Canadian dollars to meet ongoing Canadian dollar expenses.  The Company does not have any foreign currency derivative instruments outstanding at December 31, 2010.

We may not be successful if we fail to attract and retain our key technical personnel.  We currently have two senior officers and 34 employees and 3 contractors.  We may not be able to improve our solutions and products or create new products if we lose any of our key employees or contractors.  We do not maintain key person life insurance policies on any of our employees.  Skilled technical personnel can be difficult to attract depending on the strength of the economy and competitive opportunities.  We may not be able to retain our current employees if they receive better job offers from other employers.

We have been involved in litigation.  Our Company has previously been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.

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

We might not always be able to enforce our intellectual property rights.  Our success depends significantly upon our proprietary technology, and our means of protecting our proprietary and intellectual property rights may not be adequate.  We rely on a combination of patent and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect our proprietary rights.  We have seven U.S. patents, which will be in effect until at least August 22, 2017, four patents granted in Israel in effect until at least 2017, and four Canadian patent in effect until 2027.  We also have 33 applications pending in the United States and Canada.  We cannot provide assurance that any of our applications will be approved, that any new patents will be issued, that we will develop proprietary products or technologies that are subject to patent, that any issued patent will provide us with any competitive advantages or will not be challenged by third parties.  Furthermore, we cannot provide assurance that the patents of others will not have a material adverse effect on our business and operating results.  There is also a risk that our competitors will independently develop similar technology, duplicate our products or design around our patents or other intellectual property rights.  We also cannot assure you that others will not seek and obtain patents that will prevent, limit or interfere with our ability to make, use or sell our technology either in the United States or in international markets.

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

Our articles of incorporation authorize us to issue an unlimited number of common shares, which could result in dilution to our shareholders. Subject to regulatory and/or shareholder approval, shareholders may experience dilution or limitations in takeover attempts because our articles of incorporation allow us to issue an unlimited number of common shares.  Our shareholders have no right to purchase additional common shares when we issue new shares.  As of December 31, 2010, we had 42,285,171 common shares issued and outstanding.

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

The following table provides the amount spent on capital expenditures for the years ended December 31, 2010, 2009, and 2008:

YEAR	AMOUNT
2010	$29,000
2009	$38,000
2008	$30,000

There have been no major capital divestitures during the fiscal years ended December 31, 2010, 2009, or 2008.  A large portion of the capital expenditures have been computer hardware, furniture and fixture and software required for our ongoing operations.  Most of these expenditures have occurred at our head office.  We currently have no significant capital expenditures or divestiture projects in process.  All capital expenditures have been financed through working capital.  Additional discussion regarding research and development is included below.

4-B.

Business Overview

We provide a patented and proven secure application platform that enables healthcare organizations to rapidly deploy HIPAA-compliant mobile healthcare (mHealth) applications to anyone, anytime, anywhere, on mobile devices. The company’s tagline is “Healthcare. Connected and Protected.”

Diversinet’s reliable, end-to-end MobiSecure® platform helps payers and providers meet growing needs for safe, convenient, on-the-go storage and sharing of personal health data. Its solutions support healthcare reform by enabling healthcare organizations to improve quality of care while reducing costs.

The MobiSecure platform is based on Open AuTHentication (OATH) standards for authentication and was created specifically to prevent unauthorized access to confidential data. Coupled with Diversinet's encryption architecture, the platform enables users to securely connect with critical healthcare information with the utmost protection against identity theft or fraud.

Founded in 1997 and based in Toronto and Dallas, Diversinet has invested $80 million in its core technology platform and has built a sizable patent portfolio.

We develop, license, service and support the Diversinet MobiSecure suite of mHealth solutions and services.  As a packaged software and security appliance provider, Diversinet products, solutions and services allow companies to deploy the robust mobile-optimized mHealth infrastructure needed for trusted exchange of sensitive healthcare information over data networks quickly and cost-effectively.

MobiSecure Platform Features

•

Focused on the healthcare market.

•

Easy-to-use client-side software that supports a wide range of mobile devices, including tablets and smart phones, as well as all major mobile and tablet platforms, including Apple, Google, RIM, Microsoft and Java.

•

Standards-based, proprietary security techniques exceeding regulatory requirements. Measures include end-to-end security and one-time passwords for strong authentication.

•

Flexible single platform enabling multiple healthcare applications for case and disease management; storage and sharing of personal health records; scheduling medical visits and treatments; and reminding patients to take medications and keep appointments.

•

On-the-fly customization of the mobile application and administrative control.

•

Server-based scalable solutions for secure hosting, data storage and communications that can be easily integrated with external data sources.

The Diversinet MobiSecure® platform is comprised of the following individual software products and solution offerings:

•

MobiSecure Publisher: Facilitates secure, two-way communications between payers and providers and their users, as well as convenient information storage of and access to personal health information. Access is available from a mobile device, personal computer or handheld device, directly over the Internet or wireless networks. Comprised of MobiSecure mClient and MobiSecure Publishing Manager (formerly MobiSecure Wallet and MobiSecure Vault). Provides advanced personalization tools, such as over-the-air (OTA) branding and mobile software development kits (SDKs).

•

MobiSecure SMS: Supports secure text (SMS) messaging to enable payers and providers to exchange sensitive information instantly with patients. Allows messaging on mobile devices with limited resources and/or no data plans in a secure and trusted environment. It is targeted for telemedicine and provider case/disease management.

•

MobiSecure SoftToken: Two-factor authentication provides a cost-effective and efficient method of delivering secure, high-volume online access to sensitive data and protected information systems.

•

Diversinet MobiSecure SDK provides mobile application developers with a suite of security Application Program Interface (APIs) to integrate the Diversinet MobiSecure Client software and service bureau infrastructure across a range of mobile device platforms, Internet and mobile data networks for secure personal communication and commercial transactions.

•

Diversinet Mobile PKI provides a small footprint wireless public key infrastructure (PKI) for mobile devices and constrained device environments, delivering end-to-end security for m-commerce applications.  It uses lightweight PKI protocols and includes a certificate authority, registration authority, certificate repository, certificate validation services and client SDK that supports a wide range of mobile devices.

Industry Background

Healthcare organizations today are faced with challenging priorities; they must improve services while driving unnecessary costs out of the system. At the same time, the industry must embrace the digital world while conforming to regulations that protect personal privacy. MobiSecure® Health solution helps healthcare organizations improve the access and security of patient information, while giving individuals control and management of their own health information.  It offers reliable; end-to-end global, secure and cost effective solutions to mobilize personal health data.  Growing trends in the adoption of mobile health applications and information services by health care organizations include the following:

•

Thousands of mobile health apps and wireless health monitoring devices are already available for health-conscious consumers.

•

Smartphones and wireless devices with features that improve efficiency at the point of care are increasingly common among physicians and caregivers. Manhattan Research, in its annual "Taking the Pulse" study of physicians and health care technology, reported in April 2010 that 72% of doctors use smartphones personally and professionally, with that number expected to jump to 81% in 2012.

•

Implementation of electronic health records (EHR) and medical practice management tools is accelerating, spurred by the Health Information Technology for Economic and Clinical Health (HITECH) Act. This is providing a foundation for direct electronic communication with patients about everything from diagnostic test results to immunization records and medical appointments.

•

New models of medical reimbursement that reward improved patient health outcomes are creating pressure to leverage the efficiency and immediacy of mobile interactions with patients.

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

Need for Mobile Authentication Services

We believe that as personal mobile devices proliferate in the marketplace and become both smarter and connected to the Internet the requirements to authenticate the device and the users become critical. The identity of the individual is under increasing threat and must be maintained and protected in order to facilitate transactions over the wireless network and the Internet. Whether an individual is downloading a ring-tone to their phone, requesting private health data from a hospital database or simply expecting their email to be secure, authentication services are essential in a mobile world.

The prevention of fraud, the ability to thwart phishing schemes, the need to protect identities and private information are all dependent upon authentication of individuals using mobile devices and the transactions originating from the user devices and their associated services.

Market Size

Mobile devices are becoming pervasive in many parts of the world.  Today there are more than 4 billion plus wireless phones worldwide with predictions of subscribers reaching six billion by the end of 2010 (according to the international telecommunications union (ITU)), as networks grow and prices for handsets continue to drop according to Goldman Sachs Research.  Over 700 mobile network operators worldwide contribute to subscriber growth and will be seeking to retain subscribers through the provision of innovative authentication services.

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

The Mobile Applications Market

The mobile applications market is experiencing increasing and growing demand for secure mobile applications:

•

5.3 billion mobile phones users worldwide want the convenience of instant access to their personal information, “anytime, anywhere” according to a 2010 ITU World Telecom report

•

According to a 2010 ITU World Telecom report, the hottest areas are: health care (mHealth), identity fraud and protection, electronic payments, entertainment and marketing

•

Enterprise mobile apps adoption drivers: Cost savings, fraud protection, customer retention, more effective sales & marketing

•

End-user spending on mobile applications will reach nearly $40 billion by 2014 according to a Gartner Group report publishes in January 2011

Demand Drivers

We believe that the significant drivers of demand for mHealth applications and services are as follows:

1.

An increasing pressure to reduce costs and increase efficiency within the healthcare sector.

2.

A need to decrease medical errors.

3.

A need to curb healthcare fraud, including medical identity theft.

4.

Government privacy requirements, such as HIPAA regulations.

5.

U.S. legislative and regulatory incentives.

6.

The explosion in popularity of sophisticated smartphones.

7.

The ability of mHealth to improve the quality of care, and outcomes – in part, by increasing patient compliance.

8.

Opportunities related to volume – numbers of users, and dollars transacted.

Market Drivers for Secure mHealth Applications

1.

Tax incentives:  $40,000 in U.S federal tax credit for physicians to implement Electronic Medical Records (EMRs) (from Emrandhipaa.com, Details of Obama’s EMR Stimulus Package)

2.

Government IT mandates/funding: U.S. Economic Stimulus Bill includes $20B for health IT; focus on EMRs & telemedicine (from Emrandhipaa.com, Details of Obama’s EMR Stimulus Package)

3.

Cost Savings: VA study showed remote patient monitoring cut ER visits by 40% (from Dibya Sarkar, “Broadband Could Be Health Boom For Seniors, Gov’t Health IT, Dec 9, 2005)

4.

Increasing Smartphone Usage by Doctors: 72% of doctors use Smartphones, rising to 81% by 2012 – driven by benefits of mobility (from Amednews.com, Aug. 23, 2010)

5.

Improved treatment outcomes:  remote monitoring translates to fewer heart-failure related re-admissions & ER visits (from Science Daily, May 1, 2008)

6.

Telehealth spending will nearly triple over the next 3 years (from Dibya Sarkar, “Broadband Could Be Health Boom For Seniors, Gov’t Health IT, Dec 9, 2005)

Strategy

We strive to be a leader in providing mobile-optimized strong authentication and secure application products, solutions and services (focusing on the health care and financial service sectors) to protect mobile user identity, data and devices over mobile data networks and other networks, including corporate networks, telecommunications systems and the Internet.  We continue to develop new innovative products and services such as MobiSecure mClient, our client-side secure container application, which can access or hold confidential personal information, such as user id and access information via fax, email and SMS.  Our MobiSecure Publisher, a server-side secure container application, allows a user to securely access and manage a host of personal information files.  With these products personal health records, financial information, payment information, entertainment or loyalty information can be accessed in real time, directly from a user’s mobile phone or other hand-held access device.  The MobiSecure Publisher provides large file storage and backup to the mClient and is accessible through web service interfaces and adaptors.

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

Products and Services

We believe our technology and approach to mobile authentication, access and transaction services have several distinct advantages over existing security methods.  Most notably, our solutions were developed specifically for the fixed and mobile environments.  Our mobile-optimized technology minimizes demands placed on scarce device resources such as processor and memory, and as a result assists in conserving battery life.  Our technology also minimizes the amount of data sent over the network and the number of steps required to achieve a secure connection, which optimizes consumer network resources

We develop, market and distribute a complimentary product and service suite: Diversinet MobiSecure platform provides, what we believe to be, a comprehensive security solution with a focus on mobile applications residing on RIM, Symbian, iPhone, iPad, Google Android, Palm, Microsoft and Java-based operating systems; mobile browser-based devices; and GSM/SIM (Subscriber Identity Module) based devices in addition to conventional PC’s.

Our products and services are designed to address the unique needs of mobile devices, networks and applications.  When integrated with specific applications, our products enable mobile users to effectively manage secure communications and transactions across mobile data networks.

Diversinet’s MobiSecure Publisher

MobiSecure® Publisher is designed to give users secure and immediate access to a host of personal identity information and critical data.  MobiSecure® Publisher mobilizes personal identity information and critical data in a secure and convenient manner – providing secure two-way messaging capabilities for discreet communication between mobile users and system administrators.

The platform allows organizations to brand and customize rich applications via dynamic over-the-air customization to mobile devices to meet their specific needs.  Organizations can extend their existing brand to the mobile device and make changes to the look and feel of the application as required.  The uniqueness of this product lies in the ability for organizations to customize both the application configuration as well as the user interface.

The MobiSecure® Publisher platform provides many convenient and easy to use features that fit into a user’s everyday lifestyle. The secure Two-Way Messaging capability allows users and administrators discreet communication within a secure and private environment.  Information and communications are connected and protected by a highly-secure, standards-based architecture.  The ability to provide simple or complex decision tree based questionnaires enables programs that facilitate Case Management, Disease Management, Clinical Trials and other industry specific surveys.

Diversinet MobiSecure mClient

mClient is a downloadable software application that can securely retrieve personal information from the Publishing Manager server and securely store the personal information on a mobile device or PC for offline use. mClient gives users access to personal identity and privileged information such as user identities, payment access information and health information. The client-side MobiSecure® mClient is easily delivered and embedded into a mobile phone and personal computer. The mClient operates in concert with the MobiSecure® Publisher server providing data synchronization and management as well as an alerts engine to contact end users directly.

mClient Features:

•

Online and offline access to personal information that is stored on the device using a patent-pending technique

•

Secure two-way messaging delivers single and multi-thread questionnaires, appointment requests, reminders and program alerts – key feature utilized by the U.S. Army’s Telemedicine and Advanced Technology Research Center (part of the U.S. Army Medical Research and Materiel Command) ‘Wounded Warrior Program’

•

Over-the-air customization of user interface and branding

•

Intelligent client enables the mobile phone to process transactions

•

Allows users to send information to others via encrypted email or fax

•

Includes an embedded MobiSecure® SoftToken to allow secure access to the MobiSecure® Publisher server

•

Synchronize latest personal information and software updates

•

View dependents personal information

•

Provide guest access to personal information

•

Allows secure connectivity to third party web sites from within the mClient application

Diversinet MobiSecure Publishing Manager

Publishing Manager is a server-based product that can securely host and manage stored data and retrieve information from external data sources. Users can also display, submit or send via fax, email or SMS selected data from their mobile device. It provides a self-service interface for users to customize vault accounts and securely upload their data. The Publishing Manager supports an optimized; secure protocol for personal data download and synchronization with the mClient, for both mobile phones and desktops. Publishing Manager is integrated with MobiSecure® SoftToken to enable secure access using strong authentication and a one-time password.  The Publishing Manager supports both direct, OTA provisioning and on-deck provisioning.

MobiSecure Publishing Manager Features:

•

Secure web service interface for integrating external applications

•

Management of personal information via the internet

•

Allows selected information to be downloaded to end user’s mobile devices

•

Easy to manage templates for data content

o

Hierarchical data structure

o

Supports multiple data types

o

Supports data validation

•

Secure synchronization with mClient

•

Import and export of information from third parties

•

Send notification messages to users

•

Two way secure messaging with users

•

Provides audit logs and tracks account activity for historical reference

Diversinet MobiSecure mClient SDK & MobiSecure Publishing Manager API

The mClient SDK allows customers and third party developers to build secure mobile applications by leveraging Diversinet's mClient secure container technology. The mClient SDK provides guidance for the development of the following features:

•

Secure provisioning of shared keys

•

OTP generation

•

Secure data storage and sharing

•

Secure data transmission via Email and/or Fax

Secure data synchronization with MobiSecure Publishing Manager Server for:

•

Data download from MobiSecure Publishing Manager server

•

Data back-up/upload to MobiSecure Publishing Manager server

•

Application update

The mClient SDK includes the following components:

•

API Reference Guides

•

C & J2ME based Libraries for mobile platforms

•

Sample Code and examples

The MobiSecure® Publishing Manager API enables the transfer of information from the MobiSecure Publishing Manager server to client applications running on end user mobile devices. The MobiSecure Publisher Manager API provides guidance for the development of the following features:

•

Manage users, mClients, information types and administrators

•

Manage information categories, data types, users, guests and accounts

•

Access to the MobiSecure Publishing Manager web services is achieved using basic authentication (user name and password) and certificate-based authentication (2-way SSL)

Diversinet MobiSecure SMS

MobiSecure® SMS leverages the familiarity and popularity of SMS messaging to enable secure two way SMS communication of sensitive information in a timely and cost effective manner – utilizing state-of-the-art encryption technology to allow for rapid deployment of cost effective communication solutions for mobile devices with limited resources and/or no data plan.

Each mobile device is dynamically provisioned using unique authentication and encryption keys. These keys are dynamically generated at time of device provisioning. Each device receives an activation code ensuring that the correct device is provisioned and that unauthorized devices cannot be provisioned.  Each message is encrypted using a unique per message key and authenticated using a One Time Password

MobiSecure® SMS is compatible with modems and global SMS Aggregators. This ensures that SMS messages are delivered to the end user regardless of handset, carrier and/or country. Unlike traditional SMS service, MobiSecure® SMS subscribers will automatically receive message delivery and read confirmations on their  mobile device.  This ensures that all parties are aware of the message status and they are not left guessing and asking questions such as:

Was my message received?

Was my message read?

Was my message sent/received securely?

The MobiSecure® SMS solution offers a fully integrated secure gateway environment. This simplifies and eliminates extensive integration efforts with multiple gateways globally.  High-level APIs, allow for the submission of text messages from a third party application or directly from the handset itself. MobiSecure SMS is based on OATH Industry Standards for Open Authentication.

SMS Gateway Features:

•

SOAP Interface for secure message delivery

•

Connection to Global SMS Aggregator

•

Message encryption using Dynamic per message Keys

•

Device/User Blocking Capabilities

•

Client Authenticity and message integrity verification prior to routing messages

•

Long Message Delivery up to 1400 characters per message

•

Remote wiping of messages for unauthorized access protection

•

Support for binary and non-binary SMS capable handsets and networks

SMS Client Features:

•

End to end encryption using Dynamic per message Keys

•

Encrypted security and privacy data included in each message

•

Mobile originated messages contain OTP and encrypted data

•

Delivery & Read confirmation for sent and received messages

•

PIN protection and idle time auto lock

•

Unauthorized Access Wipe

Diversinet MobiSecure SoftToken

Diversinet’s SoftToken products offer organizations secure and simple ways to introduce multi-factor authentication and help curb identity theft and online fraud.  Hard tokens are costly, cumbersome and difficult to administer for all customers to use for strong authentication. The exponential growth of malicious attacks is driving the explicit need for Internet-based companies to protect their customers now or lose them forever.

SoftToken is a fully automated, OATH-standards based strong authentication server product that will provide the protection your company requires. With MobiSecure® Authentication solutions, companies can empower all customers with strong authentication (One Time Password) tokens for online access – effectively, efficiently and economically.  The mobile one-time-password is an effective and convenient method for promoting two-factor authentication.  It is designed to be easy to deploy and easy to use for high volume internet or wireless based strong authentication of user identity.

MobiSecure SoftToken Features:

•

Lightweight application supporting both Time based and Event based OTP (One Time Password)

•

Available in Time-Based or Event-Based format

o

Configurable time steps for Time Based OTP (ie. OTP valid for 30, 60, 90… seconds)

•

PIN protection for unauthorized access – subscribers can set Unlock PIN codes for access to the application on their mobile device

o

Administrators can configure and manage the PIN policy parameters for Event based One Time Passwords

•

Ability to manage SoftTokens (view details, add, delete, change Unlock PIN code)

•

Auto-locking feature protects against denial of service attacks and multiple access failures

•

Sophisticated Anti-cloning mechanisms implemented

MobiSecure SoftToken Server Features:

•

Supports both Event and Time Based One Time Passwords

•

Supports hosting, distribution and provisioning of several custom mobile applications associated to different client organizations or services

•

Capable of hosting multiple client organizations and organizational units

•

Auto Device Detection technology that automatically detects the type of device the subscriber is using and will provision the appropriate application to that device over-the-air

•

Provisioning confirmation – the one-time-password is tested as a part of the real-time provisioning process

•

Can be branded using the enterprise customers specifications upon request

•

No sensitive user information is stored in the MobiSecure® Strong Authentication environment

•

Seamless integration with existing systems based on an HTTP Get Request and Response interface protocol or a RADIUS interface for one-time password validation

•

Support for SMS Push and Pull features

•

Role-based user access levels – Users can be authenticated via static passwords, HOTP or user certificates

•

System configuration, message customization, device management, and subscriber management capabilities

•

SPML interface provided for SoftToken management and service ordering

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

As of December 31, 2010, our research and development staff consisted of 29 employees (of which 9 hold advanced degrees in science or business).  Research and development expenditures were $3.1 million in the fiscal year ended December 31, 2010, $3.4 million in the fiscal year ended December 31, 2009, and $2.6 million in the fiscal year ended December 31, 2008.  We expect to spend approximately $4 million in fiscal 2011.  We believe that timely development of new and enhanced security products is necessary to remain competitive in the marketplace.

Customers

We have executed limited pre-commercial collaboration programs with a range of market development partners and customers for mobile authentication services.  To date, a smaller subset of these partners and customers have initiated commercial launches of products or services that include the Company’s mobile authentication and mHealth services and applications.  In June 2008, Intersections Inc. launched Mobile Lockbox, a major enhancement to the Identity Guard® Total Protection service.  The MobiSecure Publisher solution is at the heart of the offering.  MobiSecure Publisher provides Intersections with a mobile security platform to extend its core Identity Guard offering by creating a host of new services that build closer, more personal and “sticky” relationships with new and existing customers.  In addition, we received service revenue for support and maintenance from other service contracts for professional services and solutions.

A pilot program initiated in 2008 with the U.S. Army’s Telemedicine and Advanced Technology Research Center (part of the U.S. Army Medical Research and Materiel Command) to provide support for returning “Wounded Warriors” has led to a 5 year contract that was recently signed in November 2010.  Key highlights of the agreement are the following:

•

Nov. 2010: Diversinet awarded a 5-year contract support expansion of the U.S. Army’s Telemedicine and Advanced Technology Research Center (part of the U.S. Army Medical Research and Materiel Command) mCare Telehealth outreach program

•

Army is upgrading its MobiSecure Health platform license, with Diversinet providing development, maintenance and consulting services.

•

MobiSecure will help hasten the recovery and track the progress of as many as 10,000 “wounded warriors”

•

mCare participants currently using more than 270 different mobile device brands and models -- all compatible with MobiSecure.

•

As mCare ramps up, contract expected to generate revenues to Diversinet over a 5 year period.

•

mCare has successfully completed the Department of Defense Information Assurance Certification and Accreditation Process (DIACAP) and received Interim Approval To Operate (IATO).  DIACAP is the U.S. Department of Defense process to ensure that risk management is applied on information systems. This means that mCare meets the Department of Defense’s rigorous security and privacy requirements.

January 2011 represented another significant and important customer signing with Mihealth Global Systems.  Mihealth Global Systems will act as the exclusive distributor of the MobiSecure platform in Canada and as a nonexclusive distributor to the rest of the world excluding the United States.  The 5 year agreement calls for Diversinet to receive annual minimum commitments of $400,000 in year 1, $700,000 in year 2, $1 million in year 3, $1.3 million in year 4 and $1.6 million in year 5.  Key highlights of the Mihealth Global service offering are:

•

Mihealth PHR reproducible anywhere in the world, carried on mobile device or memory card

•

Integrated dependent records allow patients to manage health care records for both children and parents

•

Emergency rooms can access vital information on a timely basis (i.e." Break the Glass” technology)

•

250 patient users, both web & Smartphone

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

On November 10, 2009 we received a trademark from the Canadian Intellectual Property Office for our MobiSecure product name. The trademark will be effective until 2024. We also received the MobiSecure name trademark from the United States Patent and Trademark Office on June 22, 2010.

Applications for thirty other patents have also been submitted in USA and Canada based on the same concept for which the United States patent was granted, as well as other concepts.

On February 16, 2010, we received a Canadian patent from the Canadian Intellectual Property Office for our “Method of Establishing Secure Communications In a Digital Network Using Pseudonymic Digital Identifiers”.

On March 16, 2010, we received a US Patent from the U.S. Patent and Trademark Office for our “A method For Device Auto-Detection and Classification”.

On August 10, 2010, we received a Canadian patent from the Canadian Intellectual Property Office for our “System and Method of Looking Up and Validating a Digital Certificate in One Pass”.

We continue to seek patent and trademark protection where appropriate.

Marketing and Sales

Marketing

Our marketing efforts will support our primary marketing objectives:

Increasing awareness through building the Diversinet brand;

Generating sales leads in our target markets through the implementation of promotion programs and active participation in targeted events with cooperative marketing activities in support of channel partners;

Develop resellers and agents network to sell and support our products and solutions in certain geographic locations; and,

Direct marketing tactics via our corporate web site, trade shows, social media, webinars and public relations contacts.

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

4-C.

Organizational Structure

In January 2003, we acquired 100% ownership of DSS, a professional services company, in Fremont California.  In February 2005 DSS completed an asset sale agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  DSS is currently inactive.  In September 2003, we acquired 100% ownership of Caradas, a smart card-based application security company headquartered just outside Boston, Massachusetts.  In April 2010 we incorporated Diversinet Corp. pursuant to the general corporation law of the State of Delaware as a wholly-owned subsidiary of Diversinet Corp. (Ontario).

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

4-D.

Property, Plant and Equipment

Our head office is located in leased premises of approximately 8,500 square feet at 2235 Sheppard Avenue East, Suite 1700, Toronto, Canada M2J 5B5.  The lease for our head office expires in April 2012.  During February 2011, Diversinet Corp. (Delaware) entered into an office lease for our U.S. sales office.  The U.S. sales office is located in leased premises of approximately 2,987 square feet at 222 West Las Colinas Boulevard, Suite 1405-North, Irving, Texas.  The lease for our sales office expires on or about October 2016.

ITEM 4A.

Unresolved Staff Comments

Not Applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our financial statements have been prepared in accordance with U.S. GAAP.

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

While we have achieved profitability during the 2010 and 2009 fiscal years, we have incurred operating losses in each of the prior three fiscal years due to losses from our continuing operations of developing security products.  We have sustained our business during this period through the sale of common shares in a series of private placements.  We cannot provide assurance that we will be able to raise sufficient funds in the future to sustain our operations.

5-A.

Operating Results

Overview

Diversinet Corp. (Healthcare. Connected and Protected) provides applications that securely connect people with their information – anyway, anytime and anywhere.  Diversinet is focusing on healthcare, connecting users to their healthcare information through providers and payers.  Diversinet’s reliable, end-to-end MobiSecure platform offers global, secure and cost-effective applications to meet rapidly growing needs for mobile personal health records.

Founded in 1997 and based in Toronto, Canada, Diversinet offerings are derived from personal authentication and security solutions for the wireless world.  Our software and solutions protect user identity and provide secure access for consumer and business applications using a variety of mobile phones, tablets and personal computers.  Our scalable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services.  Our technology simplifies what had previously been a complex set of technical problems in both information security and wireless data communications.  In January 2007, Diversinet introduced new application solutions, MobiSecure® Publisher (formerly Wallet and Vault), to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy and a rebuilding of the sales and marketing strategy of the Company.

Diversinet’s MobiSecure SoftToken enables health care service providers, identity management service providers, financial service providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure on-line services for mobile device and personal computer users worldwide.  Our MobiSecure mTokens (One Time Passwords) are securely provisioned and managed and are available on the leading intelligent mobile device platforms, including Apple iOS, Android, Symbian, Microsoft, RIM, Palm and Java-based phones as well as on personal computers running Microsoft Windows.

Diversinet’s MobiSecure mClient is a client-side secure container application, which can access or hold confidential personal information and access information via fax, email and SMS.  It operates in concert with the MobiSecure Publisher, a server-side secure container application, and allows a user to access a host of personal information files.  Personal health records, financial information, payment information, entertainment or loyalty information can be accessed in real time, directly from a user’s mobile phone or other hand-held access device.  The MobiSecure Publisher provides large file storage and backup to the MobiSecure mClient and is accessible through web service interfaces and adaptors.  Diversinet’s MobiSecure SMS enables the exchange of sensitive information instantly via any mobile device in a secure and trusted environment.  It’s ideal for individuals without data plans.  The SMS product consists of mText (mobile client) and a secure SMS gateway.

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

During 2008, the average U.S. – Canadian dollar rate was 1.07, causing our Canadian dollar expenditures to be stable relative to the U.S. dollar in the prior year.  During 2009, the average U.S. – Canadian dollar rate was 1.14, causing our Canadian dollar expenditures to increase relative to the U.S. dollar in the prior year.  During 2010, the average U.S. – Canadian dollar rate was 1.02, causing our Canadian dollar expenditures to increase relative to the U.S. dollar in the prior year.

Operating Results

Unaudited quarter ended December 31, 2010 compared to the unaudited quarter ended December 31, 2009

Revenue

For the quarter ended December 31, 2010, we reported revenue of $106,000 compared to $2,069,000 for the quarter ended December 31, 2009.  During the quarter, we generated 43% (5% in 2009) of our revenue from consulting services and 57% (95% in 2009) from licensing.  The higher revenue for the 2009 quarter was largely due to the AllOne quarterly minimum commitment fees of $1,625,000 and Intersections quarterly minimum license fees of $330,000.

Cost of revenues

Cost of revenues were $1,000 (gross margin of 99%) for the quarter ended December 31, 2010 compared to $49,000 (gross margin of 98%) for the same quarter in 2009.  The change is due to the allocation of development costs to cost of revenues related to the redeployment of employees to complete customer projects of $1,000 in Q4 2010 ($6,400 in Q4 2009) and the allocation of $nil ($43,000 Q4 2009) of consulting fees related to Intersections.

Expenses

Research and development expenses were $817,000 for the quarter ended December 31, 2010 compared to $1,262,000 for the same period of 2009.  The decrease in Q4 costs was mainly due to a decrease in employee bonuses of $302,000 and a decrease in professional fees of $104,000.  Sales and marketing expenses were $503,000 for the quarter ended December 31, 2010 compared to $365,000 for the same period of 2009.  The increase in sales and marketing expenses in Q4 2010 was due primarily to the addition of the U.S. sales team during the second half of 2010.  The Q4 2010 general and administrative expenses were $377,000 compared to $932,000 for the same period in 2009.  The decrease is largely due to a reduction in stock-based compensation of $170,000, employee bonuses of $268,000 and professional services of $117,000.

Depreciation

Depreciation expense was $17,000 for the quarter ended December 31, 2010 compared to $20,000 for the same period of 2009.

Net Loss

We reported a net loss of $1,505,000 for the quarter ended December 31, 2010 compared to a net loss of $406,000 for the quarter ended December 31, 2009.  The net loss per share was $(0.04) for the quarter ended December 31, 2010 and net loss per share $(0.01) for the quarter ended December 31, 2009 based on a weighted average of 42,083,000 and 47,443,000 common shares, respectively.

Year ended December 31, 2010 compared to year ended December 31, 2009

Revenue

For the years ended December 31, 2010 and 2009, we reported revenues of $4,932,000 and $7,973,000, respectively.  We generated 98% (99% in 2009) of our revenues from the United States and 2% (1% in 2009) from the Asia Pacific region during the year ended December 31, 2010.  During 2010, we generated 3% (7% in 2009) of our revenues from consulting services and 97% (93% in 2009) from licensing.  We currently generate our revenues from a small number of customers.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  During 2010, 97% of our revenue came from two customers, AllOne and Intersections (98% in 2009).  While we are endeavouring to increase our customer base, the market that we operate in is still in an evolving stage and our revenue base is still quite small.  Therefore, it is reasonable to expect that our revenue will continue to be concentrated among relatively few new customers for the near future.

In September 2008, Diversinet entered into a five year license and revenue sharing agreement (“2008 Agreement”) with AllOne Mobile Corporation (“AllOne”), a wholly owned subsidiary of AllOne Health Group, Inc. (“AHG”), which in turn is a wholly owned subsidiary of Hospital Service Association of Northeastern Pennsylvania (“HSA”) to cross license certain software and share revenues from the worldwide sales.  On January 20, 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the 2008 Agreement upon payment of $3,000,000 to Diversinet.  On June 17, 2010 the parties entered into a Settlement and Mutual Release Agreement whereby the 2008 Agreement was terminated, including any future minimum commitments and any future revenue sharing obligations and AllOne paid Diversinet $4,000,000 and HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation.  Furthermore, under the Settlement and Mutual Release Agreement the Stock Purchase Agreement dated August 31, 2007 between HSA and Diversinet was terminated, including certain common share put rights and board representation rights of HSA.  Diversinet also retains complete ownership and control over its related intellectual property developed during the term of the 2008 Agreement.  The Company recognized $3,500,000 as revenues in Q2 2010.  The difference between the total consideration received of $7,060,707 and the amount recognized as revenue has been recognized as other income (being $500,000 in cash and $3,060,707 relating to the return of 6,956,152 Diversinet common shares by HSA).

In May 2007 we entered into a three year license and value added reseller (“VAR”) agreement with Intersections Inc. (“Intersections”) for our MobiSecure Wallet and MobiSecure Vault mobile secure access solutions.  In December 2008, we amended the license and VAR agreement to change the contract term to November 2010.  This amendment provided for minimum license fees of $850,000 and $1,310,000 over the two years ended November 2010, respectively, payable quarterly in advance.  The VAR has been renewed without the minimum license fees and Intersections continues to use our software.

Cost of revenues

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.  Costs of revenues were $23,000 (gross margin of 99%) for the year ended December 31, 2010 compared to $175,000 (gross margin of 98%) for 2009, largely due to less consulting services activity during 2010.  The Company is able to effectively redeploy its employees between its research and development projects, sales and marketing activities and customer service contracts on a continuous basis, thereby the cost of revenues only represents costs related to employees while they are actively involved in performing services under contracts.

Expenses

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance, support and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.  Research and development expenses were $3,112,000 for the year ended December 31, 2010 compared to $3,352,000 for 2009.  The decrease in research and development costs in 2010 was largely due to the $208,000 received from our research and experimental development (SRED) claim for fiscal 2009 and the decrease in the head count from 31 to 29 during the year.  In 2010, product developments costs of $9,000 ($54,000 in 2009) were reallocated from research and development to cost of revenues as the development department redeployed its resources to perform professional services work to modify our products as required under our customer agreements.

Sales and marketing expenses include compensation of sales (salary and commissions) and marketing personnel, public relations and advertising, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.  Sales and marketing expenses were $1,783,000 for the year ended December 31, 2010 compared to $1,448,000 for 2009.  The increase in 2010 of the sales and marketing expenses is related mainly to an increase in overall salaries of $172,000, consulting services of $80,000 and marketing expenses of $85,000.  In May 2010, we hired Mark Trigsted to lead the expansion of Diversinet’s U.S. partner network and customer base.  In 2010 we added three additional sales people to focus on the U.S. market.

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs.  Corporate personnel include executive officers, financial planning and control, legal, human resources and corporate administrative staff.  General and administrative expenses were $1,889,000 for the year ended December 31, 2010 compared to $2,326,000 for 2009.  Included in the December 31, 2010 general and administrative expenses is $659,000 ($1,196,000 for 2009) relating to stock-based compensation expenses.  Under GAAP, the Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the common shares, stock options and warrant grants.

Depreciation

Depreciation expense was $66,000 for the year ended December 31, 2010 compared to $76,000 for 2009. The decrease in depreciation in 2010 is consistent with the property and equipment asset base.

Other Income

Foreign exchange gains were $190,000 for the year ended December 31, 2010 compared to $1,253,000 for the year ended December 31, 2009.  During 2010, the U.S./Canadian dollar exchange rate fluctuated from approximately 1:0.99 to 1:1.08.  During 2009, the U.S./Canadian dollar exchange rate fluctuated from approximately 1:1.05 to 1:1.26. During October 2008, we exchanged $10,000,000 into Cdn$12,940,000.  As the majority of our expenses are in Canadian dollars, we believe that this exchange was a prudent decision to match the longer term requirement for Canadian dollars to meet ongoing Canadian dollar expenses.  We earned interest and other income of $57,000 during 2010 compared to $61,000 for 2009 through investing our excess cash.  Current interest rates for short term investment grade investments continue to be low.

As discussed above, with the completion of the Settlement and Mutual Release Agreement with AllOne and AHG, HSA returned for cancellation 6,956,152 Diversinet common shares.  We have valued the returned shares at $3,061,000 (at a per share price of $0.44, being the closing price on the day prior to the effective date of the settlement agreement).  Furthermore, $500,000 of the $4 million paid by AllOne has been allocated to other income as it did not meet the presentation criteria for revenue.

Net Income

We reported net income for the year ended December 31, 2010 of $1,867,000 compared to a net income of $1,911,000 for 2009.  The net income includes stock-based compensation expense relating to the issuance of common shares, options and warrants of $659,000 and $1,196,000 during 2010 and 2009, respectively.  The 2010 net income includes the gain from foreign exchange of $190,000 ($1,253,000 in 2009) and other income of $3,561,000 (2009 – nil).  Basic earnings per share for 2010 was $0.04 compared to a earnings per share of $0.04 in 2009 based on a weighted average of 45,029,000 and 47,192,000 common shares, respectively.  At December 31, 2010, the Company had 42,285,171 (48,335,872 – 2009) common shares outstanding and 47,749,984 (53,973,535 – 2009) common shares on a fully diluted basis.

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

Expenses

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.  Research and development expenses were $3,352,000 for the year ended December 31, 2009 compared to $2,602,000 for 2008.  The increase in research and development costs in 2009 was largely due to the increase of 13% in head count (from 28 to 32 people) in this department.  In 2009, product developments costs of $54,000 ($252,000 in 2008) were reallocated from research and development to cost of revenues as the development department redeployed its resources to perform professional services work to modify our products as required under our customer agreements

Sales and marketing expenses include compensation of sales (salary and commissions) and marketing personnel, public relations and advertising, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.  Sales and marketing expenses were $1,448,000 for the year ended December 31, 2009 compared to $1,862,000 for 2008.  The decrease in 2009 of the sales and marketing expenses is related mainly to a decrease in overall salaries of $66,000, consulting services of $110,000 due to the termination in 2008 of a Director’s consulting agreement, and travel and media relations expenses of $148,000.

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

Depreciation

Depreciation expense was $76,000 for the year ended December 31, 2009 compared to $155,000 for 2008. The decrease in depreciation in 2009 is due to the write down of certain assets in 2008

Other Income

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

Net Income

We reported net income for the year ended December 31, 2009 of $1,911,000 compared to a net loss of $1,949,000 for 2008.  The net income and loss include stock-based compensation expense relating to the issuance of common shares, options and warrants of $1,196,000 and $1,389,000 during 2009 and 2008, respectively.  The 2009 net income includes the gain from foreign exchange of $1,253,000 ($655,000 in 2008).  Basic earnings per share for 2009 was $0.04 compared to a loss per share of $(0.04) in 2008 based on a weighted average of 47,192,000 and 44,454,000 common shares, respectively.

Application of Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, income tax valuation allowances, and stock based compensation. In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties, and, makes judgments, which in their opinion at the time, represent fair, balanced and appropriate conservative estimates and assumptions.  Actual results could differ from those estimates.  The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit Committee and are set out below. The Company’s significant accounting policies are described in Note 1 to the Consolidated Financial Statements.  There have not been any changes to the Company’s critical accounting policies and estimates during the past three fiscal years

Revenue recognition: The Company derives revenue from licensing its products and providing related services, including installation, integration, and maintenance.

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

In instances when licenses are granted and the Company commitments to deliver major product upgrades that meet the definition of an unspecified additional software product, the entire arrangement fee is accounted for as a subscription.  Under subscription accounting, the fee is recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product

(ii) Service revenue:

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

Allowance for doubtful accounts

The Company has an accounts receivable balance of $75,000 at December 31, 2010 (2009 – $80,000).  The Company’s historical revenues and related accounts receivable balances have fluctuated significantly.  The valuation of accounts receivable requires significant estimates to be made by management and the valuation of these balances could have an impact on the Company’s consolidated financial statements.  These accounts receivable are comprised of amounts arising from contractual arrangements with major health care, identity management, financial and mobile network and security service providers.  The Company determines an allowance for doubtful accounts based on knowledge of the financial conditions of its customers, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience.  At December 31, 2010, management has consistently applied this methodology and the Company has had a history of minimal bad debt loss.  A change in any of the factors impacting the estimate of the allowance for doubtful accounts will directly impact the amount of bad debt expense recorded in general and administrative expenses.

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

Stock based compensation

The Company records stock based compensation expense over the vesting period of the options based on the estimated fair value of the stock options granted.  The Company’s policy is to determine the exercise price of an option based on the grant date fair value of the award.  The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options on the grant date and the amount is expensed over the vesting period of the stock options.  The assumptions used in the calculation of fair value include the risk free interest rate, dividend yield, volatility factor and expected life of the options.

The risk free interest rate is based on the then current risk free interest rate for the expected life of the option.  The dividend yield is based on the Company’s historical practice of dividend payments.  The volatility factor is based on analysis of the history of the Company’s share price and management’s estimate of the expected volatility over the respective terms of the options.  The expected life of the option is based on the expected length of time options are estimated to remain outstanding.  The Company also estimates the expected forfeiture rate for options granted and true’s up this estimate over time.

Changes in Accounting Policies Not Yet Adopted

In October 2009, the FASB issued Accounting Standards Update 2009-13, “Revenue Recognition (ASC Topic 605): Multiple-Deliverable Revenue Arrangements” (ASU 2009-13).  ASU 2009-13 applies to multiple deliverable revenue arrangements that are currently within the scope of FASB ASC Subtopic 605-25 (previously included in Emerging Issues Task Force Issue no. 00-21, “Revenue Arrangements with Multiple Deliverables”).  ASU 2009-13 provides principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. It also requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have VSOE or third-party evidence of selling price.  The guidance eliminates the use of the residual method, requires entities to allocate revenue using the relative-selling-price method, and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements.  The application of this standard will be assessed prospectively on a contract by contract basis as the Company currently does not have a fixed revenue contract model.

Additionally, in October 2009 the FASB also issued Accounting Standards Update 2009-14 (ASC Topic 985): “Certain Revenue Arrangements that Include Software Arrangements” (ASU 2009-14). ASU 2009-14 focuses on determining which arrangements are within the scope of the software revenue guidance in ASC Topic 985 (previously included in AICPA Statement of Position no. 97-2, “Software Revenue Recognition”) and those that are not. ASU 2009-14 removes tangible products from the scope of the software revenue guidance if the products contain both software and non-software components that function together to deliver a product’s essential functionality and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance.  Both of these updates are effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.  The application of this standard will be assessed prospectively on a contract by contract basis as the Company currently does not have a fixed revenue contract model.  The Company will adopt these policies commencing January 1, 2011.

5-B.

Liquidity and Capital Resources

Quarter ended December 31, 2010 compared to quarter ended December 31, 2009

The net decrease in cash and cash equivalents for the fourth quarter of 2010 was $1,339,000 compared to an increase of $607,000 for the fourth quarter of 2009.  The Q4 2010 decrease is largely due to cash used in operations of $1,412,000, offset by a foreign exchange gain of $61,000, and the issue of common shares from the exercise of options for cash of $13,000.  The Q4 2009 increase is largely due to cash provided by operations of $202,000, a foreign exchange gain of $162,000, and the issue of common shares from the exercise of options for cash of $254,000.  Cash used in investing activities for Q4 2010 and Q4 2009 is the result of the purchase of capital assets of $2,000 and $10,000 respectively.

Year ended December 31, 2010 compared to year ended December 31, 2009

Cash and cash equivalents at December 31, 2010 were $12,459,000 compared with $12,668,000 at December 31, 2009.  The net change in cash and cash equivalents at December 31, 2010 was a decrease of $209,000 compared with an increase of $592,000 in 2009.  The 2010 decrease was largely due to cash used in operations of $476,000, which was offset by foreign exchange gains of $190,000 and the exercise of options in an amount of $129,000.  The net change in fiscal 2009 was largely due to foreign exchange gains of $1,253,000 and the exercise of options in an amount of $254,000 which was offset by cash used in operations of $775,000.  Cash used in investing activities for 2010 and 2009 is the result of the purchase of capital assets of $29,000 and $38,000 respectively.

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

We believe that our cash and cash equivalents as at December 31, 2010 of $12,459,000 is sufficient to meet our short-term working capital requirements beyond the next twelve months.  We may need to raise additional amounts to meet future working capital requirements through private or public financings, strategic relationships or other arrangements to support our operations beyond the next twelve months.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Our failure to either raise capital when needed or to generate revenues could leave us with insufficient resources in the future to sustain our operations beyond the next twelve months.

The following table presents unaudited selected financial data for each of the last eight quarters ended December 31, 2010:

	Revenue for the period	Net income (loss) for the period	Net income (loss) per share
	($000’s)	($000’s)	($)
December 31, 2010	106	(1,505)	(0.04)
September 30, 2010	394	(933)	0.02
June 30, 2010	3,856	5,135	0.11
March 31, 2010	576	(1,005)	(0.02)
December 31, 2009	2,069	(406)	(0.01)
September 30, 2009	1,949	1,078	0.02
June 30, 2009	1,945	1,056	0.02
March 31, 2009	2,010	182	0.00

Period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.

5-C.

Research and Development, Patents and Licenses, et cetera

We plan to continue to invest in research and development for our mobile device security products based on the technology we purchased in 1996, and we anticipate spending approximately $3,740,000 in the year ending December 31, 2011 in connection with these efforts.  We expect to allocate the majority of funds to salary payments to staff for the continued research and development of our security product suite.  We cannot reasonably estimate when the benefits, if any, of the continued development costs will be realized.  We also cannot reasonably estimate whether any of the continuing development costs will result in revenue for us, or whether additional sources of funding will be available if continued development of the technology is unsuccessful.

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

5-F.

Tabular Disclosure of Contractual Obligations

As of December 31, 2010, we are committed under operating leases for a total amount of approximately $314,347.  The minimum payments due in each of the following years are as follows:

Contractual obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Operating lease obligations	314,347	236,120	78,227	–	–
Total	$314,347	$236,120	$78,227	–	–

During February 2011, Diversinet Corp. (Delaware) entered into an office lease for our U.S. sales office.  The U.S. sales office is located in leased premises of approximately 2,987 square feet at 222 West Las Colinas Boulevard, Suite 1405-North, Irving, Texas.  The lease for our sales office expires on or about October 2016.

5G.

Safe Harbor

The above disclosure of contractual obligations contains forward-looking statements and involves known and unknown risks and uncertainties.  Such forward-looking statements involve risks and uncertainties and actual contractual payments may differ significantly from those projected in the forward-looking statements.  Factors that might cause future results to differ materially from those discussed in the forward-looking statements include, but are not limited to, those discussed in “Risk Factors” in Item 3-D. of this annual report.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6-A.

Directors and Senior Management

Set forth below is information concerning our executive officers and directors as of February 22, 2011:

#

Name	Position	Age
Ravi Chiruvolu	Director	42
Richard Eidinger	Director	50
David Hackett	CFO and Secretary	46
Gregory Milavsky	Director	49
Philippe Tardif	Director	50
Albert Wahbe	CEO and Chairman	65
James Wigdale, Jr.	Director	50

The following sets forth certain information about each of our directors and executive officers:

Ravi Chiruvolu, 42, has served as a Director since July 2006.  Mr. Chiruvolu is a Senior Managing Director and CEO of Financial Companies for the Noribachi Group, a cleantech focused private equity firm.  Prior to this, Mr. Chiruvolu was a MD of SKC Capital, a Managing General Partner of Charter Ventures, and a General Partner at Alta Partners.  Mr. Chiruvolu also held management positions at Motorola, NASA, Ameritech, and Peapod.  He is a retired First Lieutenant in the US Army.  He holds a MBA from the Harvard Business School and a Bachelors and Masters in Mechanical Engineering from MIT.

Richard Eidinger, 50, has served as a director since September 2010.  He is licensed to practice medicine in Canada and the United States. Dr. Eidinger has held executive positions with Aetna Health Plans and FHP (now United Healthcare) and currently is a Partner in the Life Sciences Practice of Heidrick & Struggles in the U.S.A.  Dr. Eidinger graduated from the University of Saskatchewan College of Medicine.  He completed training in Internal Medicine at the University of Western Ontario.  He was a Fellow in Gastroenterology at the UCLA School of Medicine and is certified by the American Board of Internal Medicine.  He also holds an M.B.A. from the Anderson Graduate School of Management at UCLA.

David Hackett, 46, has served as Chief Financial Officer and Corporate Secretary since March 2002.  Previously, Mr. Hackett was CFO of a technology and service provider to electronic marketplaces, where he oversaw start-up operations, public financing and acquisitions.  Mr. Hackett has also held senior financial management positions at EveryWare Development, Alliance Atlantis Communications and Entertainment Information Services Ltd.  Mr. Hackett is a CA and holds an MBA with distinction from the University of Western Ontario.

Gregory Milavsky, 49, has served as a Director since April 2007. Mr. Milavsky has over 20 years of corporate finance, investment banking and private equity experience in Toronto, London, New York and Tokyo.  He was Associate Director of Corporate Finance with CIBC Limited, Investment Banker with James D. Wolfensohn Incorporated, Senior Vice President and Director with Rothschild Canada, Chief Executive of Rothschild Quantico Capital, Managing Director and Group Head of Scotiabank Private Equity Investments and is currently Senior Advisor of Canterbury Park Capital.  He holds an MBA with distinction from the Harvard Graduate School of Business Administration and a bachelor of applied science degree in civil engineering from the University of Toronto.

Philippe Tardif, 50, has served as a Director since March 2007.  Mr. Tardif is a partner at the law firm Borden Ladner Gervais LLP and specializes in securities law and capital markets transactions.  He also advises on corporate governance matters and acts as advisor to special committees and boards of directors.  A past member of the Securities Advisory Committee to the Ontario Securities Commission and a member of the Securities Law Subcommittee of the Ontario Bar Association, Mr. Tardif was called to the Ontario Bar in 1987.

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

James (‘Jay’) Wigdale Jr., 50, has served as a Director since January, 2005.  Mr. Wigdale founded Lakefront Partners, LLC, a money-management firm, in 1998 and is the firm's Chief Investment Officer.  Prior to founding Lakefront, he was senior VP of Institutional Sales and Regional Manager for Robert W. Baird & Co. Mr. Wigdale was also the VP of Corporate Banking from 1984 to 1990 at Barnett Bank, Inc. (now Bank of America).  He holds a Bachelor of Science (Marketing) degree from Miami University of Ohio.

6-B.

Compensation Discussion and Analysis

The following table and notes show the executive compensation paid or accrued by us during the year ended December 31, 2010 to our Chief Executive Officer, our Chief Financial Officer and the three other most highly compensated executive officers of the Corporation (the “Named Executive Officers”) whose total compensation exceeded Cdn$150,000:

	Annual Compensation (Cdn$)			Long Term Compensation	Total Compensation
Name and Principal Position	Salary	Bonus(6)	Other Annual Compensation	Options/ (Cdn$)	(Cdn$)
Albert Wahbe Chief Executive Officer	136,509(1)	-	72,000	-	208,509
David Hackett Chief Financial Officer	190,000(2)	25,000	-	-	215,000
David Annan Chief Technology Officer	200,000(3)	20,000	-	-	220,000
Salah Machani SVP, Architecture & Development	190,000(4)	21,250	-	-	211,250
Hussam Mahgoub SVP Corporate Development	145,667(5)	17,500	-	-	163,167

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

(4)

Mr. Machani is currently being compensated at the rate of Cdn$200,000 per annum. See “Employment Agreements”.

(5)

Mr. Mahgoub is currently being compensated at the rate of Cnd$152,000 per annum. See “Employment Agreements”..

(6)

Bonus allocations, if any, are determined annually at the discretion of the board of directors on the recommendation of the Compensation Committee.  Bonuses are accrued and recorded as compensation in the fiscal year they are paid or in the year in which they are earned.  In the case of Mr. Wahbe, his bonus is payable in common shares (see Employment Agreements for further discussion).

There were no long-term incentive awards other than stock options made to the executive officers listed above during the fiscal year ended December 31, 2010.  There are no pension plan benefits in place for our executive officers and none of our senior officers or directors is indebted to us.  Termination and change of control benefits are described below in “Employment Agreements”.  Further discussion of the rationale for compensation is included below in the Section 4C “Compensation Committee”.

Employment Agreements

We entered into an employment agreement with Albert Wahbe, Chief Executive Officer as of April 2008 and renewed in March 2011.  Mr. Wahbe’s employment agreement is until March 31, 2012 and is renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation consists of an annual base compensation of up to Cdn$450,000, payable in up to 300,000 common shares (75,000 quarterly), bonus of up to Cdn$300,000 as determined by Diversinet’s Board of Directors, payable in up to 200,000 common shares.  Mr. Wahbe is also entitled to reimbursement of up to Cdn$6,000 per month in expenses.  The agreement is renewable at the discretion of the Board and may be terminated upon payment of the remaining balance of the agreement, and payment of the remaining balance of the agreement upon termination as a result of a change-in-control or a change in responsibilities following a change-in-control within 12 months of a change of control.  All unvested options shall vest upon a change of control.  The employment agreement also contains certain change of control provisions and non-disclosure provisions.

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

We entered into an employment agreement with Salah Machani, effective June 1, 2007, amended on January 1, 2011, which provides for an annual base salary of Cdn$200,000 and a performance bonus of $85,000, payable upon the achievement of corporate objectives.  The contract provides for payment of six months’ salary upon termination of employment.  The employment agreement also contains certain change of control bonuses, including the payment of termination pay equal to twelve months if the employee is terminated within six months of a change of control, non-disclosure provisions and is renewable annually, subject to certain termination provisions.

We entered into an employment agreement with Hussam Mahgoub, effective April 1, 1999, as amended, replacing an employment agreement effective January 1, 2005, which provides for an annual base salary of Cdn$152,000 and a performance bonus of $70,000, payable upon the achievement of corporate objectives.  The contract provided for payment of six months salary upon termination of employment. All unvested options shall vest upon a change of control The employment agreement also contained certain change of control bonuses. The employment agreement also contains certain change of control provisions, non-disclosure provisions and is renewable annually, subject to certain termination provisions.

Compensation of Directors

On December 31, 2010, the Company issued a total of 100,000 common shares to non-management board members in lieu of Q4 2010 cash compensation. On September 30, 2010, the Company issued a total of 75,000 common shares to non-management board members in lieu of Q3 2010 cash compensation. On June 30, 2010, the Company issued a total of 75,000 common shares per quarter to non-management board members in lieu of Q2 2010 cash compensation. On March 31, 2010, the Company issued a total of 75,000 common shares to non-management board members in lieu of Q1 2010 cash compensation. On January 4, 2010 the Company issued a total of 93,750 common shares to non-management board members in lieu of Q4 2009 cash compensation.  On September 30, 2009 the Company issued a total of 93,750 common shares to non-management board members in lieu of Q3 2009 cash compensation.  Our directors received no compensation during fiscal 2010 for attending meetings of the board of directors or a committee of the board of directors.

#

Director Name	Equity Paid	Options	Other	Total Compensation
	US$	US$	US$	US$
Ravi Chiruvolu	34,125	-	-	34,125
Richard Eidinger	8,813			8,813
Gregory Milavsky	34,125	-	-	34,125
Philippe Tardif	34,125	-	-	34,125
Albert Wahbe	137,250	-	72,389(1)	209,639
James Wigdale, Jr.	34,125	-	-	34,125

(1)

Mr. Wahbe is currently being compensated as Chief Executive Officer.  See discussion above and “Employment Agreements”.

Options to Purchase Our Securities

Our Amended and Restated Stock Option Plan was established on October 15, 1993 and was amended on February 4, 1997, April 16, 1999, May 15, 2000, January 22, 2003, August 15, 2003, February 22, 2005, February 22, 2006, May 2, 2007 and May 13, 2008.  Under our share option plan, options for up to a specified maximum limit of 7,584,362 (to be a net amount of 8,500,000, being 9,558,476 in aggregate available under the Plan less the 1,974,114 issued on exercise of options to date) common shares may be granted from time to time by the board of directors to our directors, officers, employees and consultants of us and any of our subsidiaries.  Options granted under our share option plan generally have an exercise price equal to the greater of (i) the closing price of the common shares on the day immediately proceeding the day of the grant, and (ii) the weighted average price over the preceding five trading days of the grant and generally will be exercisable quarterly over a two-year period and will expire after five years.

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

As at February 22, 2011, there were a total of 5,752,896 options to purchase common shares outstanding under our share option plan at exercise prices ranging from $0.36 to $1.01 with expiration dates ranging from July 24, 2011 to January 17 2016.  The directors and officers as a group hold options to purchase 2,435,000 of our common shares.  The following table provides details on the share options granted to our directors, officers, employees and consultants under the terms of our share option plan as at February 22, 2011.

Share Options Outstanding
Optionee	Total number of common shares subject to option	Share exercise price	Expiration date
Directors and Officers	2,435,000	$0.49 to $0.83	03/24/2012 – 05/12/2013
Employees and Consultants	3,317,896	$0.36 to $1.01	07/24/2011 – 01/17/2016

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

The following directors are “independent” pursuant to NI 58-101: Ravi Chiruvolu, Richard Eidinger, Gregory Milavsky, and Philippe Tardif.  Albert Wahbe is not independent, as he is Chairman and Chief Executive Officer of the Company.  James Wigdale is not independent as he received more than $75,000 in direct compensation during any 12 month period within the last three years.

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

Nomination of Directors

The Governance Committee assists the Board of Directors in seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement.  During 2010 the Governance Committee reviewed the composition of the Board and qualifications of the Directors and reviewed a number of potential candidates leading to Dr. Richard Eidinger joining the Board effective September 2010.

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

The members of the Audit Committee are Gregory Milavsky (Chair), Ravi Chiruvolu and Philippe Tardif, all of whom are non-management directors and are “independent” directors, as such term is defined in National Instrument 52-110 regarding Audit Committees.  To carry out its responsibilities, the Audit Committee held four meetings during the year ended December 31, 2010, four meetings during the year ended December 31, 2009, and four meetings during the year ended December 31, 2008.

Compensation Committee

Overview and Philosophy

The Compensation Committee is comprised of three directors.  It is the responsibility of the Compensation Committee to determine the level of compensation and to develop recommendations for stock option grants for approval by the Board of Directors in respect of our senior executives with a view to providing such executives with a competitive compensation package having regard to performance.  Performance is defined to include achievement of our strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors.  The members of the Compensation Committee are Richard Eidinger (chair), Ravi Chiruvolu and Jay Wigdale.

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

The purpose of annual performance incentive compensation is to provide cash and or stock compensation that is at-risk on an annual basis and is contingent on the achievement of annual business and operating objectives.  Annual incentives measure business performance and individual performance, and are designed to provide a pay-out scale with high upside opportunity for high performance and zero pay out for low performance.  The Compensation Committee sets targets for executive bonuses each year and the pay out of those bonuses, if any, is determined based on our operating results, the executive’s measurable contribution to our success, and bonus levels of similar positions with comparable companies in the industry.  During fiscal 2010, the CEO and CFO were evaluated on (i) attaining revenue targets; (ii) attaining year end cash targets; (iii) attaining certain non-GAAP earnings targets; (iv) developing new products/solutions and upgrades to existing products and services to keep up with evolving market demands; (v) executing successful customer deployments and having satisfied end-users; (vi) developing company leadership, sales management, motivation; and (vii) providing ongoing effective policies and controls to govern the day to day operation of the company.

For the year ended December 31, 2010, the Compensation Committee recommended and approved a total of $25,000 and nil common shares for the executive team out of a potential total bonus pool of $100,000 and 200,000 common shares or 12.5% of the potential total bonus pool.  During 2010, while the Company delivered its second year of profitability, delivered new products, the Compensation Committee believes that executive bonuses should be reduced due to the failure to deliver targeted new revenues during 2010.   There are currently no guaranteed executive bonuses for 2011 or beyond.  Furthermore, subsequent to December 31, 2010, there have been no new decisions or policies that materially affect the compensation paid during 2010.

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

Governance Committee

The Governance Committee is comprised of three non-management directors.  The Governance Committee assists the Board of Directors in fulfilling its oversight responsibilities related to seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement.  The members of the Governance Committee are Philippe Tardif (chair), Richard Eidinger and Jay Wigdale.

6-D.

Employees

As of the February 22, 2011, we have two senior officers, 35 employees and 3 contractors.  All of our senior officers are located in Toronto.  Of our 35 employees, 28 are in research and development (of which nine hold advanced degrees in science or business), 3 are in sales and marketing and 4 are in finance and administration.

We currently have one employee in the United States and 34 in Canada.  Our employees are not unionized.  We believe that our relations with our employees are good.  We enter into employment contracts with most of our officers, managers and employees, which contain a non-compete clause both for the period of their employment with us and for one year thereafter.

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

As of February 22, 2011, we had 42,335,171 common shares outstanding.

The following table shows the ownership of our common shares as of February 22, 2011 of:

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

Name	Number of Shares Owned(1)	Number of Options or Warrants Owned	Options Represent	Percentage of Outstanding Shares
Ravi Chiruvolu	384,812	100,000 options	The vested and immediately exercisable portion of options to purchase an aggregate of 50,000 common shares at a purchase price of $0.49 and 50,000 common shares at a purchase price of $0.83 per share.	1.1% *
Richard Eidinger	25,000	-	_	0.01% *

David Hackett	701,365	335,000 options	The vested and immediately exercisable portion of options to purchase an aggregate of 535,000 common shares at purchase prices ranging between $0.49 and $0.83 per share. The balance of these options vest annually beginning May 13, 2008.	2.4%
Gregory Milavsky	293,145	100,000 options	The vested and immediately exercisable portion of options to purchase an aggregate of 50,000 common shares at a purchase price of $0.49 and 50,000 common shares at a purchase price of $0.83 per share.	0.9% *
Philippe Tardif	293,145	100,000 options	The vested and immediately exercisable portion of options to purchase an aggregate of 50,000 common shares at a purchase price of $0.49 and 50,000 common shares at a purchase price of $0.83 per share.	0.9% *
Albert Wahbe	8,775,000	1,125,000 options	The vested and immediately exercisable portion of options to purchase an aggregate of 50,000 common shares at a purchase price of $0.83 per share and 1,450,000 common shares at a purchase price of $0.55 per share. The balance of these options vest at the rate of 8.33% per quarter beginning July 3, 2007 and annually beginning April 10, 2008.	22.8%
Lakefront Partners, LLC and James B. Wigdale, Jr. (2)	5,173,534	100,000 options	The vested and immediately exercisable portion of options to purchase an aggregate of 50,000 common shares at a purchase price of $0.49 and 50,000 common shares at a purchase price of $0.83 per share.	12.4%
All Officers and Directors, beneficial owners as a group (7 persons)	15,646,001	1,860,000		39.7%
* Less than 1%

(1)

In July 2008, Ravi Chiruvolu, David Hackett, Greg Milavsky, Philippe Tardif, Albert E. Wahbe and James Wigdale, Jr. entered into a Escrow Agreement with Computershare Investor Services Inc. pursuant to the TSX Venture Exchange requirements to escrow 16,103,039 common shares in aggregate.  Under the Escrow Agreement, the release schedule is set to release approximately 25% of the restricted shares upon each of (i) listing with the TSX Venture Exchange and (ii) 6 months, (iii) 12 months and (iv) 18 months after initial listing.  As of January 26, 2010 all of the shares under the Escrow Agreement have been released.

(2)

Mr. Wigdale is the control person of Lakefront Capital Management, LLC, the manager of Lakefront Partners, LLC.  Both Lakefront Partners, LLC and Mr. Wigdale have offices located at 205 E. Wisconsin Avenue, Suite 210, Milwaukee, WI 53202.  Lakefront Partners, LLC and Mr. Wigdale may be deemed to be acting jointly or in concert in respect to their security holdings of Diversinet.

7-B.

Related Party Transactions

During the years ended December 31, 2010 and 2009, the Company engaged in transactions in the normal course of operations with related parties.  These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

During the second quarter of 2007 Albert Wahbe was appointed Chief Executive Officer.  In April 2008, Mr. Wahbe entered into a three year employment agreement, renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation currently consists of salary of up to Cdn$450,000 and is payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to Cdn$300,000 and is payable through the issuance of up to 200,000 Diversinet common shares annually as determined by Diversinet’s Board of Directors.  Mr. Wahbe is also entitled to reimbursement of up to Cdn$6,000 per month in expenses.  Furthermore in April 2008, Mr. Wahbe received options to purchase 1,500,000 common shares at $0.55 per share, vesting annually in arrears over a four year period.  During 2010 Mr. Wahbe received 300,000 common shares and Cdn$72,000 in compensation as CEO.  During 2009 Mr. Wahbe received 500,000 common shares (of which 200,000 common shares were issued subsequent to year end) and Cdn$72,000 in compensation as CEO.  On June 30, 2008 Mr. Wahbe exercised 2,300,000 share purchase warrants at $0.75 per share for gross proceeds of $1,725,000.  A further 2,300,000 share purchase warrants at $0.90 expired unexercised.  As of December 31, 2010, Albert Wahbe owns 8,775,000 common shares and 1,500,000 options, representing approximately 23.5% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

During 2009 HSA received 99,395 Diversinet common shares in regards to compensation for William Reed’s participation on the Diversinet Board of Directors.  As part of the August 2007 private placement, HSA acquired 6,756,757 common shares.  During June 2010 as part of the Settlement and Mutual Release Agreement, HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation.  The Company has had commercial transactions with subsidiaries of HSA as disclosed herein.  As at December 31, 2010, HSA owned no common shares of the Company.

In September 2008 the Company entered into a license and revenue share agreement (“Agreement”) with AllOne Mobile Corporation (“AllOne”).  AllOne is a subsidiary of AllOne Health Group Inc. (”AHG”) who in turn is a subsidiary of Hospital Services Association of Northeastern Pennsylvania (“HSA”).  Through a private placement in 2007, HSA acquired 6,756,757 common shares.

Under the terms of the Agreement, Diversinet provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  Diversinet was required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the Agreement, Diversinet received a minimum annual fee of $5.5 million in the first contract year, and was entitled to receive $7 million in years two and three.  The Company concluded that the Company’s commitment to deliver major product upgrades met the definition of an unspecified additional software product.  If an arrangement includes unspecified additional software products, the entire arrangement would be accounted for as a subscription.  Under subscription accounting, the fee is recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product.  During each of the four quarters of 2009 $1,625,000 in revenue has been recognized under this Agreement.

During January 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the Agreement upon payment of $3,000,000 to Diversinet.  On June 17, 2010 the parties entered into a Settlement and Mutual Release Agreement whereby the 2008 Agreement was terminated, including any future revenue sharing obligations and AllOne paid Diversinet $4,000,000 and HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation. Diversinet also retains complete ownership and control over its related intellectual property developed during the term of the 2008 Agreement. The Company recognized $3,500,000 as revenues in Q2 2010 as it relates to products and services delivered prior to the termination date. The difference between the fair value of total consideration received of $7,060,707 and the amount recognized as revenue has been recognized as other income (being $500,000 in cash and $3,060,707 relating to the return of 6,956,152 Diversinet common shares by HSA). In calculating the value of the consideration received, the Company valued the returned common shares using the closing price of the Company’s shares on the day immediately prior to the date of the Settlement Agreement.

During the second quarter of 2007, Mr. Wigdale began performing services for the Company in a sales capacity for a period of one year to March 31, 2008.  From April to October 2008, Mr. Wigdale has provided services on a monthly retainer basis.  During October 2008 Mr. Wigdale completed his services to Diversinet and the parties entered into a Termination and Release Agreement.  During 2008, the Company paid Mr. Wigdale $370,000 in salary, commissions and severance.  During the first quarter of 2008 Mr. Wigdale received 50,000 options.  During the second quarter of 2008 Mr. Wigdale was allocated options to purchase 600,000 common shares at $0.60 per share, vesting annually in arrears over a four year period.  These options were cancelled in October 2008 upon the completion of Mr. Wigdale’s services to the Company.  On June 30, 2008 666,667 share purchase warrants at $0.75 and $0.90 expired unexercised.  As at December 31, 2010, a company controlled by Mr. Wigdale owns 3,909,462 common shares, and Mr. Wigdale owns 1,264,072 common shares and 100,000 options, together representing approximately 12.4% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

7-C.

Interests of Experts and Counsel

Not Applicable.

ITEM 8

FINANCIAL INFORMATION

8-A.

Consolidated Statements and Other Financial Information

The financial statements are included in this Registration Statement, Form 20-F under Item 17.

Legal proceedings

During January 2010, AllOne Mobile Corporation and AllOne Health Group, Inc. commenced a legal proceeding in Pennsylvania seeking the termination of the Agreement upon payment of $3,000,000 to Diversinet.  On June 17, 2010 the parties entered into a Settlement and Mutual Release Agreement whereby the 2008 Agreement was terminated, including any future revenue sharing obligations and AllOne paid Diversinet $4,000,000 and HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation. Diversinet also retains complete ownership and control over its related intellectual property developed during the term of the 2008 Agreement. The Company recognized $3,500,000 as revenues in Q2 2010 as it relates to products and services delivered prior to the termination date. The difference between the fair value of total consideration received of $7,060,707 and the amount recognized as revenue has been recognized as other income (being $500,000 in cash and $3,060,707 relating to the return of 6,956,152 Diversinet common shares by HSA). In calculating the value of the consideration received, the Company valued the returned common shares using the closing price of the Company’s shares on the day immediately prior to the date of the Settlement Agreement.

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

The following table lists the high, low and closing prices on the OTC Bulletin Board of our common shares for the last five fiscal years ended December 31:

OTC Bulletin Board Trading Activity
Year ended December 31,	High	Low	Closing	Trading Volume (000)
2010	$0.79	$0.25	$0.47	5,216
2009	$0.99	$0.14	$0.75	11,216
2008	$0.71	$0.26	$0.42	8,351
2007	$1.54	$0.45	$0.47	11,819
2006	$1.00	$0.31	$0.93	9,140

The following table lists the high, low and closing prices on the OTC Bulletin Board of our common shares for the last eight fiscal quarters:

OTC Bulletin Board Trading Activity
Quarter Ended	High	Low	Closing	Trading Volume (000)
December 31, 2010	$0.68	$0.29	$0.47	1,355
September 30, 2010	$0.48	$0.25	$0.45	1,016
June 30, 2010	$0.49	$0.34	$0.45	1,635
March 31, 2010	$0.79	$0.30	$0.345	1,211
December 31, 2009	$0.99	$0.42	$0.75	6,198
September 30, 2009	$0.57	$0.40	$0.49	1,437
June 30, 2009	$0.64	$0.28	$0.55	2,428
March 31, 2009	$0.49	$0.14	$0.37	1,153

The following table lists the high, low and closing prices on the OTC Bulletin Board of our common shares for the last six months:

OTC Bulletin Board Trading Activity
Month Ended	High	Low	Closing	Trading Volume (000)
January 2011	$0.54	$0.39	$0.53	203
December 2010	$0.54	$0.34	$0.47	608
November 2010	$0.68	$0.34	$0.55	307
October 2010	$0.66	$0.29	$0.66	440
September 2010	$0.46	$0.35	$0.45	283
August 2010	$0.35	$0.48	$0.45	371

The following table lists the high, low and closing prices on the TSX Venture Exchange of our common shares for the last two fiscal years ended December 31:

TSX Venture Exchange Trading Activity (Prices in Cdn$)
Year ended December 31,	High	Low	Closing	Trading Volume (000)
2010	$0.73	$0.36	$0.37	1,610
2009	$0.99	$0.45	$0.80	549
2008	$0.55	$0.35	$0.35	47

The following table lists the high, low and closing prices on the TSX Venture Exchange of our common shares for the last eight fiscal quarters:

TSX Venture Exchange Trading Activity (Prices in Cdn$)
Quarter Ended	High	Low	Closing	Trading Volume (000)
December 31, 2010	$0.68	$0.36	$0.37	224
September 30, 2010	$0.52	$0.36	$0.38	284
June 30, 2010	$0.50	$0.36	$0.50	713
March 31, 2010	$0.73	$0.36	$0.42	389
December 31, 2009	$0.99	$0.51	$0.80	482
September 30, 2009	$0.59	$0.45	$0.53	39
June 30, 2009	$0.69	$0.45	$0.50	28
March 31, 2009	$0.50	$0.50	$0.50	-

The following table lists the high, low and closing prices on the TSX Venture Exchange of our common shares for the last six months:

TSX Venture Exchange Trading Activity (Prices in Cdn$)
Month Ended	High	Low	Closing	Trading Volume (000)
January 2011	$0.53	$0.37	$0.33	51
December 2010	$0.56	$0.37	$0.37	97
November 2010	$0.68	$0.36	$0.46	74
October 2010	$0.68	$0.38	$0.68	54
September 2010	$0.46	$0.36	$0.37	102
August 2010	$0.52	$0.45	$0.47	114

Our common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services Inc. located in Toronto, Ontario, Canada, the registrar and transfer agent for our common shares.

On February 22, 2011, the shareholders’ list for our common shares showed 186 registered shareholders and 42,335,171 shares outstanding.  Of the 186 registered shareholders, 132 list U.S. addresses, showing ownership of an aggregate of 20,545,947 shares, representing 49% of our outstanding common shares.

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

9-D.  Selling Shareholders

Not Applicable.

9-E.  Dilution

Not Applicable.

9-F.  Expenses of the Issue

Not Applicable.

ITEM 10.  ADDITIONAL INFORMATION

10-A.

Share Capital

General

Our authorized share capital consists of an unlimited number of common shares, no par value.  As of December 31, 2010, we had 42,285,171 common shares issued and outstanding.  We have no authorized preferred shares.

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

Warrants

We have outstanding warrants as at December 31, 2010 exercisable for up to an aggregate of 280,000 of our common shares at an exercise price of $0.75 and $1.00 per share.

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

On January 20, 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the Agreement upon payment of $3,000,000 to Diversinet.  On June 17, 2010 the parties entered into a Settlement and Mutual Release Agreement whereby the 2008 Agreement was terminated, including any future minimum commitments and any future revenue sharing obligations and AllOne paid Diversinet $4,000,000 and HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation.  Diversinet also retains complete ownership and control over its related intellectual property developed during the term of the Agreement.  With the settlement agreement, we no longer have the annual minimum revenues under the Agreement to rely upon.

In August 2007 we completed a private placement of 6,756,757 Diversinet common shares at $0.74 per share, for gross proceeds of $5,000,000 to Hospital Service Association of Northeastern Pennsylvania, d/b/a Blue Cross of Northeastern Pennsylvania.  Effective October 28, 2009 William Farrell, HSA’s Senior Vice President, Finance & Enterprise CFO, replaced Mr. Reed on Diversinet’s Board.  On December 4, 2009, given the ongoing discussions regarding the license and revenue share agreement, Mr. Farrell resigned from the Diversinet Board.  Furthermore, under the Settlement and Mutual Release Agreement the Stock Purchase Agreement dated August 31, 2007 between HSA and Diversinet was terminated, including certain common share put rights and board representation rights of HSA.

During the second quarter of 2007 Albert Wahbe, the Company’s Chairman, was appointed Chief Executive Officer.  In April 2008, Mr. Wahbe entered into a three year employment agreement, renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation currently consists of salary of up to Cdn$450,000 and is payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to Cdn$300,000 and is payable through the issuance of up to 200,000 Diversinet common shares annually as determined by Diversinet’s Board of Directors.  Mr. Wahbe is also entitled to reimbursement of up to Cdn$6,000 per month in expenses.  Furthermore in April 2008, Mr. Wahbe received options to purchase 1,500,000 common shares at $0.55 per share, vesting annually in arrears over a four year period.  During 2010 Mr. Wahbe received 300,000 common shares and Cdn$72,000 in compensation as CEO.  During 2009 Mr. Wahbe received 500,000 common shares (of which 200,000 common shares were issued subsequent to year end) and Cdn$72,000 in compensation as CEO.  On June 30, 2008 Mr. Wahbe exercised 2,300,000 share purchase warrants at $0.75 per share for gross proceeds of $1,725,000.  A further 2,300,000 share purchase warrants at $0.90 expired unexercised.  Mr. Wahbe brings seasoned leadership to Diversinet after a distinguished career as a senior executive at both Scotiabank and IBM.

In May 2007 we entered into a three year license and value added reseller (“VAR”) agreement with Intersections Inc. (“Intersections”) for our MobiSecure Wallet and MobiSecure Vault mobile secure access solutions.  Intersections is a leading provider of identity theft protection and credit management solutions for consumers.  MobiSecure Wallet and MobiSecure Vault will provide Intersections with a mobile security platform to offer its users secure and immediate access to a host of personal, financial, and insurance identity information, as well as other critical privileged data, thereby extending its current core offering.  In December 2008, we amended the license and VAR agreement to change the contract term to November 2010.  This amendment provided for minimum license fees of $850,000 and $1,310,000 over the two years ended November 2010, respectively, payable quarterly in advance.  The VAR has been renewed without the minimum license fees and Intersections continues to use our software.

In January 2011 we entered into a five year reseller agreement with 2205925 Ontario Limited d/b/a Mihealth Global Systems (“Mihealth) which grants Mihealth the exclusive right to contract with Canadian head quartered companies and governmental and broader public sector entities located in Canada.  Furthermore, Mihealth will have the non-exclusive right to contract in the rest of the world, excluding the United States.  Mihealth has agreed to pay Diversinet an annual minimum commitment to maintain its exclusivity for the Canadian market.  Diversinet has received annual minimum commitments of $400,000 for year 1, and is to receive $700,000 in year 2, $1 million in year 3, $1.3 million in year 4 and $1.6 million in year 5.  Under the agreement, after the first year, Mihealth can terminate its Canadian exclusivity and payment of the minimum commitment amounts upon 180 days notice.  Furthermore, the parties entered into a license agreement to allow Mihealth to move from a pilot program into production.

During February 2011, Diversinet Corp. (Delaware) entered into an office lease for our U.S. sales office.  The U.S. sales office is located in leased premises of approximately 2,987 square feet at 222 West Las Colinas Boulevard, Suite 1405-North, Irving, Texas.  The lease, which is for 68 months including two months of beneficial occupancy, for our sales office expires on or about October 2016.

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

Passive Foreign Investment Company

As stated above, we believe that we will not be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Internal Revenue Code, for our fiscal years 2010 or 2009.

United States income tax legislation contains rules governing PFIC’s that can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders.  Section 1297 of the Internal Revenue Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and some types of rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  Based on these tests we do not believe that we met the definition of a PFIC in 2000, 2001, 2002, 2003, 2004, 2005, 2006, 2007, 2008, 2009 or 2010.

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

10-I.

Subsidiary Information

Our consolidated financial statements include the accounts of Atria Limited (a 50% owned inactive joint venture that operated in Hong Kong), Diversinet Corp. (a Delaware corporation), and Caradas, Inc. (a Delaware corporation).  Furthermore it includes its wholly-owned inactive subsidiaries, Diversinet Corporation of America (a Delaware corporation), Diversinet Inc. (an Ontario corporation), Diversinet (Israel) Ltd. (an Israeli corporation), The Instant Publisher Ltd. (a Barbados corporation), and DSS Software Technologies (a California corporation).

ITEM 11.  Quantitative and Qualitative Disclosure about Market Risk

We believe that inflation has not had a material impact on our results of operations for each of our fiscal years in the three-year period ended December 31, 2010.  However, there can be no assurance that future inflation would not have an adverse impact on our operating results and financial condition.  We have limited market risk exposure since we do not have any outstanding variable rate debt or derivative financial and commodity instruments as of December 31, 2010.

Since we currently earn revenues and incur expenses in United States dollars and Canadian dollars, exchange rates for these and other local currencies in countries where we may operate in the future may fluctuate in relation to the United States dollar and such fluctuations may have an adverse effect on our earnings or assets when Canadian or local currencies are exchanged for United States dollars.  During October 2008, we exchanged $10,000,000 into Cdn$12,940,000.  As the majority of our expenses are in Canadian dollars, and with the appreciation of the US/Cdn foreign exchange rate, we believe that this exchange was a prudent decision to match the longer term requirement for Canadian dollars to meet ongoing Canadian dollar expenses.  The Company does not have any foreign currency derivative instruments outstanding at December 31, 2010.  Losses and gains resulting from the translation of revenue and expenses denominated in foreign currencies into United States dollars have been included in our results of operations.  For the year ended December 31, 2010, we had a foreign exchange gain of $190,000 compared to foreign exchange gains of $1,254,000 for the year ended December 31, 2009, and $655,000 for the year ended December 31, 2008.

ITEM 12.  Description of Securities Other than Equity Securities

Not Applicable.

PART II

ITEM 13.  Defaults, Dividend Arrearages and Delinquencies

None

ITEM 14.  Material Modifications to the Rights to Security Holders and Use of Proceeds

None

ITEM 15.  Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”) and Canadian securities laws, the Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2010, the latest completed fiscal year.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act and Canadian securities laws is recorded, processed, summarized and reported as and when required and that it is accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010.  In making this assessment, we used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to identify any material weaknesses with respect to our internal control over financial reporting as of December 31, 2010.  A material weakness in internal controls over financial reporting is a significant deficiency, or a combination of significant deficiencies, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.  Based on this assessment, management concluded that internal control over financial reporting is effective, as of December 31, 2010.

This annual report on form 20F does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm under confirming rules  of the Securities and Exchange Commission  adopted pursuant to the 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act,

Changes in Internal Control over Financial Reporting

Apart from actions related to the remedial measures described above, during the year ended December 31, 2010, there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

ITEM 16 C.  Principal Accountant Fees and Services

KPMG LLP served as our auditors for the fiscal years ended December 31, 2010, December 31, 2009, and December 31, 2008.  The only fees paid to KPMG LLP were Audit Fees.

Audit Fees

KPMG LLP billed Cdn$155,500 in fiscal 2010, ($127,500 in fiscal 2009, $218,000 in fiscal 2008) for professional services rendered for the audit of the Annual Consolidated Financial Statements and services that are normally provided in connection with statutory and regulatory filings.

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

None

ITEM 16 E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

ITEM 16 F.  Change in Registrant’s Certifying Accountant.

Not Applicable.

ITEM 16 G.  Corporate Governance.

Not Applicable.

PART III

ITEM 17.  Financial Statements

Our financial statements have been prepared in accordance with United States generally accepted accounting principals (GAAP).  These principles conform in all material respects with Canadian GAAP except as described in Note 16 to our 2010 consolidated financial statements.

Reference is made to our consolidated financial statements and related footnotes attached as an exhibit to this Report.

ITEM 18.  Financial Statements

We have elected to provide financial statements pursuant to Item 17.

ITEM 19.  Exhibits

Financial Statements:

•

KPMG LLP Auditors’ Report dated March 4, 2011

•

Consolidated Balance Sheets as at December 31, 2010 and December 31, 2009.

•

Consolidated Statements of Earnings and Deficit for the years ended December 31, 2010, 2009 and 2008.

•

Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008.

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

DIVERSINET CORP.

By:

/s/ ALBERT WAHBE

Albert Wahbe

Chief Executive Officer

Dated: March 4, 2011

MANAGEMENT’S REPORT

The accompanying consolidated financial statements and all information in the annual report have been prepared by management and have been reviewed and approved by the Board of Directors of the Company.  The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and, where appropriate, reflect management’s best estimates and judgments.  Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the annual report with that contained in the consolidated financial statements.

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

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, Licensed Public Accountants, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Board (United States).  Their report outlines the scope of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Albert Wahbe	/s/ David Hackett
Albert Wahbe, Chief Executive Officer March 4, 2011	David Hackett, Chief Financial Officer

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Diversinet Corp.

We have audited the accompanying consolidated balance sheets of Diversinet Corp. and subsidiaries as at December 31, 2010 and December 31, 2009 and the related consolidated statements of net income (loss) and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2010.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2010 and December 31, 2009 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2010 in conformity with US generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 4, 2011

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

As at December 31	2010	2009
Assets
Current assets:
Cash and cash equivalents	$ 12,458,750	$ 12,667,842
Accounts receivable, net (note 2(c))	75,150	79,717
Prepaid expenses	52,773	35,182
Total current assets	12,586,673	12,782,741

Property and equipment, net (note 3)	180,983	218,126
Total assets	12,767,656	$ 13,000,867

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$ 143,253	$ 148,531
Accrued liabilities (note 4)	562,994	296,255
Deferred revenue	45,167	134,000
Total current liabilities	751,414	578,786

Contingently puttable common stock (note 6)	–	5,000,000

Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares
Issued and outstanding:
42,285,171 (48,335,872 – 2009)
common shares (note 7)	85,583,198	94,276,106
Additional paid-in capital	19,346,409	7,940,124
Share purchase warrants (note 7)	21,242	7,732
Deficit	(91,413,886)	(93,281,160)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	12,016,242	7,422,081

Total liabilities and shareholders’ equity	$ 12,767,656	$ 13,000,867

Commitments and contingencies (note 11)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Albert Wahbe

/s/ Gregory Milavsky

Albert Wahbe, Chairman

Gregory Milavsky, Director

DIVERSINET CORP.

Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)

(In United States dollars)

For the year ended December 31	2010	2009	2008
Revenues (note 5)	$ 4,931,834	$ 7,972,929	$ 4,614,790
Cost of revenues	22,860	175,138	307,946
Gross margin	4,908,974	7,797,791	4,306,844

Expenses:
Research and development	3,112,225	3,351,742	2,601,833
Sales and marketing	1,783,211	1,448,000	1,862,337
General and administrative	1,888,908	2,326,380	2,512,454
Depreciation	65,788	75,559	154,881
	6,850,132	7,201,681	7,131,505

Income (loss) before the undernoted:	(1,941,158)	596,110	(2,824,661)

Foreign exchange gain	190,448	1,253,375	655,020
Interest income	57,277	61,314	220,308
Other income (note 5)	3,560,707	–	–
Net income (loss) for the year and comprehensive net income (loss)	1,867,274	1,910,799	(1,949,333)

Basic and diluted earnings (loss) per share (note 8)	$ 0.04	$ 0.04	$ (0.04)
Weighted average common shares outstanding	45,029,121	47,191,669	44,454,008
Weighted average fully diluted common shares outstanding	45,029,121	47,295,515	44,454,008

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.

Consolidated Statements of Shareholders’ Equity

(In United States dollars)

	Share Capital	Additional Paid-In Capital	Share Purchase Warrants	Deficit	Cumulative Translation Adjustment	Shareholders’ Equity
Balance December 31, 2007	$ 90,459,761	$ 5,596,279	$ 1,555,453	$(93,242,626)	$(1,520,721)	$ 2,848,146
Net income (loss)				(1,949,333))		(1,949,333)
Stock options, warrants exercised	1,773,500					1,773,500
Shares issued for services	617,988					617,988
Compensation expense		771,336				771,336
Warrants exercised or expired		1,203,968	(1,541,766)			(337,798)
Value of options exercised	337,798					337,798
Balance December 31, 2008	93,189,047	7,571,583	13,687	(95,191,959)	(1,520,721)	4,061,637
Net income (loss)				1,910,799		1,910,799
Stock options, warrants exercised	254,074					254,074
Shares issued for services	414,188		7,732			421,920
Compensation expense		787,338				787,338
Warrants cancelled or expired			(13,687)			(13,687)
Value of options exercised	418,797	(418,797)				-
Balance December 31, 2009	94,276,106	7,940,124	7,732	(93,281,160)	(1,520,721)	7,422,081
Net income (loss)				1,867,274		1,867,274
Stock options, warrants exercised	128,604					128,604
Shares issued for services	284,750		13,510			298,260
Compensation expense		421,173				421,173
Value of options exercised	84,288	(84,288)				-
Shares cancelled	(9,190,550)	11,129,844				1,939,294
Options cancelled or forfeited		(60,444)				(60,444)
Balance December 31, 2010	$ 85,583,198	$ 19,346,409	$ 21,242	$(91,413,886)	$(1,520,721)	$ 12,016,242

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

For the year ended December 31	2010	2009	2008

Cash provided by (used in):

Operating activities:
Net income (loss) for the year	$ 1,867,274	$ 1,910,799	$ (1,949,333)
Items not involving cash:
Depreciation	65,788	75,559	154,881
Foreign exchange gain	(167,297)	(1,151,363)	(590,836)
Other income	(3,060,707)	-	-
Stock-based compensation expense	658,991	1,195,570	1,389,323
Changes in non-cash working capital:
Accounts receivable	4,567	(79,717)	122,687
Prepaid expenses	(17,591)	22,164	5,759
Accounts payable	(5,278)	(19,547)	(81,424)
Accrued liabilities	266,738	(215,706)	(219,500)
Deferred revenue	(88,833)	(2,512,356)	2,515,395
Cash provided by (used in) operations	(476,348)	(774,597)	1,346,952

Financing activities:
Issue of common shares and warrants for cash	128,604	254,075	1,773,500
Cash provided by financing activities	128,604	254,075	1,773,500

Investing activities:
Purchase of property and equipment	(28,645)	(38,421)	(30,152)
Cash used in investing activities	(28,645)	(38,421)	(30,152)

Foreign exchange gain on cash held in foreign currency	167,297	1,151,363	590,836

Net increase (decrease) in cash and cash equivalents	(209,092)	592,420	3,681,136

Cash and cash equivalents, beginning of year	12,667,842	12,075,422	8,394,286

Cash and cash equivalents, end of year	$ 12,458,750	$ 12,667,842	$ 12,075,422

Supplemental cash flow information:
Interest received	57,277	61,314	220,308

Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees and Board (note 7)	284,750	414,188	588,489

Cash and cash equivalents is comprised of:
Cash	443,684	563,471	762,266
Cash equivalents	12,015,066	12,104,371	11,313,156
	$ 12,458,750	$ 12,667,842	$ 12,075,422

See accompanying notes to consolidated financial statements.

#

DIVERSINET CORP.

Notes to Consolidated Financial Statements

(In United States dollars)

Years ended December 31, 2010, 2009, and 2008

Diversinet Corp. (the “Company”), an Ontario corporation, develops, markets and distributes wireless security infrastructure solutions and identity management solutions and professional services to the health services, financial services, software security and telecommunications marketplaces.

1.

Significant accounting policies:

Effective for the year ended December 31, 2010, the Company has chosen to adopt U.S. generally accepted accounting principles (“U.S. GAAP”) for the presentation of its consolidated financial statements for Canadian and United States reporting requirements.  Historically, the Company has presented its annual and interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) with reconciliation in its annual consolidated financial statements to U.S. GAAP for material recognition, measurement and presentation differences.  As a result of this transition to U.S. GAAP, the Company has presented its 2010 annual audited consolidated financial statements in accordance with U.S. GAAP and included a reconciliation to Canadian GAAP for material recognition, measurement and presentation differences in note 16, “Reconciliation of United States and Canadian generally accepted accounting principles”.  Canadian GAAP will change over to International Financial Reporting Standards (“IFRS”) effective for public companies for periods beginning January 1, 2011.  The decision to adopt U.S.GAAP has been approved by the Company’s Board of directors after due consideration of benefits and disadvantages of reporting under U.S. GAAP versus IFRS.

(a)

Basis of presentation:

The consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant intercompany transactions and balances have been eliminated.

(b)

Non-accelerated filers exemption:

On September 15, 2010, the SEC published a final rule removing the requirements for non-accelerated filers to include an auditor’s report on the effectiveness of a registrant’s internal control over financial reporting and conforming the SEC rules concerning management’s disclosure in the annual report regarding inclusion of such a report to provide that the disclosure only applies if such a report is included.  Without this exemption, non-accelerated filers with fiscal years ending on or after June 15, 2010 would have been required to comply with the internal control audit requirements of the Sarbanes-Oxley Act.   As the Company qualifies as a non-accelerated filer, it is not required to have an audit’s report on the effectiveness of its internal control over financial reporting.  The requirement would change in future years if the Company no longer qualified to be a non-accelerated filer.

(c)

Changes in accounting policies not yet adopted:

In October 2009, the FASB issued Accounting Standards Update 2009-13, “Revenue Recognition (ASC Topic 605): Multiple-Deliverable Revenue Arrangements” (ASU 2009-13).  ASU 2009-13 applies to multiple deliverable revenue arrangements that are currently within the scope of FASB ASC Subtopic 605-25 (previously included in Emerging Issues Task Force Issue no. 00-21, “Revenue Arrangements with Multiple Deliverables”).  ASU 2009-13 provides principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. It also requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have VSOE or third-party evidence of selling price.  The guidance eliminates the use of the residual method, requires entities to allocate revenue using the relative-selling-price method, and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements.  The application of this standard will be assessed prospectively on a contract by contract basis as the Company currently does not have a fixed revenue contract model.

Additionally, in October 2009 the FASB also issued Accounting Standards Update 2009-14 (ASC Topic 985): “Certain Revenue Arrangements that Include Software Arrangements” (ASU 2009-14). ASU 2009-14 focuses on determining which arrangements are within the scope of the software revenue guidance in ASC Topic 985 (previously included in AICPA Statement of Position no. 97-2, “Software Revenue Recognition”) and those that are not. ASU 2009-14 removes tangible products from the scope of the software revenue guidance if the products contain both software and non-software components that function together to deliver a product’s essential functionality and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance.  Both of these updates are effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The application of this standard will be assessed prospectively on a contract by contract basis as the Company currently does not have a fixed revenue contract model The Company will adopt these policies commencing January 1, 2011.

(d)

Impairment or disposal of long-lived assets:

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognized when the carrying amount of an asset or asset group that is held and used exceeds the projected undiscounted future cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset or asset group exceeds its fair value which is measured by discounted cash flows when quoted market prices are not available.  For assets or asset groups available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell.

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

In instances when licenses are granted and the Company commitments to deliver major product upgrades that meet the definition of an unspecified additional software product, the entire arrangement fee is accounted for as a subscription.  Under subscription accounting, the fee is recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product.

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

(g)

Investment tax credits:

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized.  Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the consolidated statements of net income (loss), comprehensive income (loss) as a reduction of related expenses in the year the refund is received.  In 2010, the Company reduced research and development expenses by $208,000 (2009 - $nil, 2008 - $88,000) for refunds received during the year in relation to the prior year’s scientific research and development claims.  Assistance related to the acquisition of capital assets used for research and development is credited against the related capital assets.

(h)

Research and development costs:

Research and development costs internally incurred in creating computer software to be sold, licensed or otherwise marketed are expensed as incurred unless they meet certain criteria for deferral and amortization, costs related to research, design and development of products are charged to expenses as incurred and capitalized between the dates that the product is considered to be technologically feasible and is considered to be ready for general release to customers.  In our historical experience, the dates relating to the achievement of technological feasibility and general release of the product have substantially coincided.  In addition, no significant costs are incurred subsequent to the establishment of technological feasibility.  As a result, we do not capitalize any research and development costs relating to internally developed software to be sold, licensed or otherwise marketed.

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

(j)

Property and equipment:

Property and equipment are stated at cost less accumulated depreciation.  Depreciation is provided over the estimated useful lives of the assets at the following annual rates and bases:

Asset	Basis	Rate
Computer hardware	Declining balance	30%
Computer software	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Leasehold improvements	Straight-line	Over term of lease

(k)

Income taxes:

Deferred tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years.  These temporary differences are measured using enacted tax rates.  A valuation allowance is recorded to reduce deferred tax assets to the extent that we consider it is more likely than not that a deferred tax asset will not be realized.  In determining the valuation allowance, we consider factors such as the reversal of deferred income tax liabilities, projected taxable income, and the character of income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

We account for our uncertain tax provisions by using a two-step approach to recognizing and measuring uncertain tax positions.  The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any.  The second step is to measure the appropriate amount of the benefit to recognize.  The amount of benefit to recognize is measured as the maximum amount which is more likely than not to be realized.  The tax position is derecognized when it is no longer more likely than not capable of being sustained.  On subsequent recognition and measurement the maximum amount which is more likely than not to be recognized at each reporting date will represent the Company’s best estimate, given the information available at the reporting date, although the outcome of the tax position is not absolute or final.

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

(m)

Stock-based compensation:

We measure share-based compensation costs on the grant date, based on the calculated fair value of the award.  We have elected to treat awards with graded vesting as a single award when estimating fair value.  Compensation cost is recognized on a straight-line basis over the employee requisite service period, which in our circumstances is the stated vesting period of the award, provided that total compensation cost recognized at least equals the pro rata value of the award that has vested.  Compensation cost is initially based on the estimated number of options for which the requisite service is expected to be rendered and is subsequently adjusted to the actual amounts incurred.

(n)

Measurement uncertainty:

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the year.  We base our estimates on historical experience and on various other assumptions that we believe are reasonable at that time, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts income tax valuation allowance, stock based compensation, the useful lives of depreciable assets, recoverability of fixed assets and the recognition of contingencies.  Actual results could differ from those estimates.

1.

Financial instruments:

a) For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to the relatively short periods to maturity of these financial instruments.  Classification of the Company’s financial instruments are as follows:

	2010	2009
Financial assets:
Held for trading, measured at fair value:
Cash and cash equivalents	$ 12,458,750	$ 12,667,842

Loans and receivables measured at amortization cost:
Accounts receivables	$ 75,150	$ 79,717

Financial liabilities, measured at amortized cost:
Accounts payable	143,253	148,531
Accrued liabilities	562,994	296,255
	$ 706,247	$ 444,786

The Company had neither available for sale, nor held to maturity financial instruments during the period ended December 31, 2010 and 2009.

b) Investment income: The Company has recorded investment income in relation to the following financial instruments:

	2010	2009
Financial assets held for trading:
Interest income earned on cash and cash equivalents	$ 57,277	$ 61,314
	$ 57,277	$ 61,314

(c) Accounts receivable: The Company’s accounts receivable is comprised of the following:

	2010	2009
Trade receivables	$ 75,150	$ 104,717
Allowance for doubtful accounts	–	(25,000)
	$ 75,150	$ 79,717

2.

Property and equipment:

December 31, 2010	Cost	Accumulated depreciation	Net book value
Computer hardware	$ 1,171,825	$ 1,078,690	$ 93,135
Computer software	525,623	495,016	30,607
Furniture and fixtures	241,910	193,444	48,466
Leasehold improvements	36,060	27,285	8,775
	$ 1,975,418	$ 1,794,435	$ 180,983

December 31, 2009	Cost	Accumulated depreciation	Net book value
Computer hardware	$ 1,148,951	$ 1,043,676	$ 105,275
Computer software	522,055	482,664	39,391
Furniture and fixtures	239,707	181,602	58,105
Leasehold improvements	36,060	20,705	15,355
	$ 1,946,773	$ 1,728,647	$ 218,126

Depreciation expense for the year ended December 31, 2010 amounted to $65,788 (2009 - $75,559).

3.

Accrued liabilities:

	2010	2009
Compensation	$ 401,573	$ 54,692
Professional fees	76,473	140,362
Miscellaneous	84,948	101,201
	$ 562,994	$ 296,255

4.

AllOne Mobile Corporation settlement agreement:

In September 2008 the Company entered into a license and revenue share agreement (“Agreement”) with AllOne Mobile Corporation (“AllOne”).  AllOne is a subsidiary of AllOne Health Group Inc. (”AHG”) who in turn is a subsidiary of Hospital Services Association of Northeastern Pennsylvania (“HSA”).  Through a private placement in 2007, HSA acquired 6,756,757 common shares.

Under the terms of the Agreement, Diversinet provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  Diversinet was required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the Agreement, Diversinet received a minimum annual fee of $5.5 million in the first contract year, and was entitled to receive $7 million in years two and three.  The Company concluded that the Company’s commitment to deliver major product upgrades met the definition of an unspecified additional software product.  If an arrangement includes unspecified additional software products, the entire arrangement would be accounted for as a subscription.  Under subscription accounting, the fee is recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product.  During each of the four quarters of 2009 $1,625,000 in revenue has been recognized under this Agreement.

During January 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the Agreement upon payment of $3,000,000 to Diversinet.  On June 17, 2010 the parties entered into a Settlement and Mutual Release Agreement whereby the 2008 Agreement was terminated, including any future revenue sharing obligations and AllOne paid Diversinet $4,000,000 and HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation. Diversinet also retains complete ownership and control over its related intellectual property developed during the term of the 2008 Agreement. The Company recognized $3,500,000 as revenues in Q2 2010 as it relates to products and services delivered prior to the termination date. The difference between the fair value of total consideration received of $7,060,707 and the amount recognized as revenue has been recognized as other income (being $500,000 in cash and $3,060,707 relating to the return of 6,956,152 Diversinet common shares by HSA). In calculating the value of the consideration received, the Company valued the returned common shares using the closing price of the Company’s shares on the day immediately prior to the date of the Settlement Agreement.

5.

Contingently puttable common shares:

On August 31, 2007, the Company completed a private placement with HSA of 6,756,757 common shares at $0.74 per common share, for gross proceeds of $5,000,000.  The related share agreement provides HSA with a number of put rights that would require the Company to repurchase all or a portion of its shares.  These rights include (i) change of control put right whereby HSA has the right, at its option, to require the Company to repurchase the shares at a price of $0.74 per share, if upon a change of control event, the consideration offered is less than $0.74 per share; (ii) in certain circumstances, upon termination by the Company of the Agreement between the Company and AllOne; (iii) restrictions on the issuance of any class of shares of the Company with rights or preferences superior to the common shares issued to the purchaser; and (iv) termination in the event of a breach by the Company of any material covenants contained in the share purchase agreement. The Company classified the shares as temporary equity as the shares are redeemable at the option of the holder and the conditions for redemption are not solely within the control of the Company.  As at December 31, 2009 the redemption value of the shares is equal to the value the Company would have to pay to the holder to redeem the shares being $0.74 per share.  During June 2010 as part of the Settlement and Mutual Release Agreement, HSA returned the common shares for cancellation (note 5).

6.

Share capital, warrants and common share purchase options and redeemable common shares:

There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares and warrants:

	Compensation options and warrants (1)		Common shares
	Number	Amount	Number	Amount
Balance December 31, 2007	8,585,868	$ 1,555,453	43,167,783	$ 90,459,761
Professional services (a)	–	–	75,000	29,499
Board compensation (b)	–	–	322,580	154,516
Warrants cancelled and expired (c)	(6,149,618)	(1,203,968)	–	–
Employee bonus (d)	–	–	780,000	296,400
Stock options, warrants exercised (e)	(2,421,250)	(337,798)	2,421,250	2,111,298
Shares issued (f)	–	–	265,322	137,573
Balance December 31, 2008	15,000	$ 13,687	47,031,935	$ 93,189,047
Professional services (a)	170,000	7,732	–	–
Board compensation (b)	–	–	168,750	102,188
Warrants cancelled and expired (c)	(15,000)	(13,687)	–	–
Stock options, warrants exercised (e)	–	–	635,187	672,871
Shares issued (f)	–	–	500,000	312,000
Balance December 31, 2009	170,000	$ 7,732	48,335,872	$ 94,276,106
Professional services (a)	210,000	13,510	–	–
Board compensation (b)	–	–	325,000	148,250
Warrants cancelled and expired (c)	(100,000)	–	–	–
Stock options, warrants exercised (e)	–	–	280,451	212,892
Shares issued (f)	–	–	300,000	136,500
Shares cancelled (g)			(6,956,152)	(9,190,550)
Balance December 31, 2010	280,000	$ 21,242	42,285,171	$ 85,583,198

(1) These compensation options and warrants exclude the options issued under our share option plan (note 12).

Shares issued for other than cash consideration are valued at their market price at the date of agreement for issuance.

(a)

Professional services:

In 2008, under the terms of a consulting agreement, Albert Wahbe received 75,000 shares valued at $29,499 based on the Company’s common share price on the date of issuance.  This agreement was replaced by the employment agreement dated April 2, 2008.  On September 15, 2009 the Company entered into an agreement for public relation services.  In consideration for the services to be rendered in accordance with the agreement, a warrant to purchase up to 70,000 common shares at $1.00 was issued with equal vesting quarterly for one year.  Furthermore, warrants to purchase up to 100,000 common shares at $1.00 was issued with vesting dependent upon achieving certain performance criteria.  These warrants all expire on March 14, 2012.  On October 15, 2010 we renewed the agreement, issuing warrants to purchase up to 50,000 common shares at $0.75 and up to 60,000 common shares at $1.00 with quarterly vesting over one year.  Furthermore, warrants to purchase up to 100,000 common shares at $0.75 for the first six months and at $1.00 for the second six months was issued with vesting dependent upon achieving certain performance criteria.  The performance warrants are fair valued each reporting period until performance is complete.

(b)

Each quarter the Company issued common shares to each non-management board member in lieu of cash compensation.

(c)

The value of warrants that have vested prior to the cancellation or expiration date are reclassified to additional paid-in capital.  A warrant issued in 2009, to purchase up to 100,000 common shares at $1.00, under a public relations services agreement expired in 2010 as the performance conditions were not achieved. .

(d)

During 2008 common shares were issued to employees in lieu of cash bonuses.

(e)

During 2008, 2009, and 2010 the Company granted options to certain employees, officers and directors under a share option plan (note 12), enabling them to purchase common shares of the Company.  During 2008, Mr. Wahbe exercised 2,300,000 warrants having fair value of $291,041 into common shares for gross proceeds of $1,725,000.  During 2008 one employee and two consultants exercised 121,250 warrants having a fair value of $46,757 into common shares for gross proceeds of $48,500.  During 2009, 13 employees exercised 635,187 options into common shares for gross proceeds of $254,075.  During 2010, 25 employees exercised 280,451 options into common shares for gross proceeds of $128,603.

(f)

On April 2, 2008, Mr. Wahbe entered into a three year employment agreement to continue to serve as Chief Executive Officer.  The Company has the option of paying Mr. Wahbe compensation through the issuance of up to 300,000 common shares annually.  Share compensation during 2008 was $137,573 consisting of $122,250 representing 225,000 shares to Mr. Wahbe and $15,322 representing 40,322 shares to Mr. Wigdale as part of his termination agreement.  Share compensation during the 2009 was $312,000 representing the issuance of 500,000 common shares, of which 200,000 common shares were issued subsequent to year end.  Share compensation during the 2010 was $136,500 representing the issuance of 300,000 common shares.  The share compensation is based on the Company’s common share price on or about the last day of the quarter, refer to note 13.

(g)

As part of the AllOne Settlement and Mutual Release Agreement dated June 17, 2010, HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation.  The net impact of the transaction is a reduction in share capital by an amount equal to the product of the assigned value of the common shares ($2.04 per share) and the number of shares cancelled (6,956,152 common shares) less the reclassification of the $5,000,000 contingently puttable common shares from temporary equity.  The increase in additional paid-in capital represents the product of the assigned value of the common shares ($2.04 per share) and the number of shares cancelled (6,956,152 common shares) less the fair value of the contingently puttable common stock recognized as other income being the product of the market value on the date of cancellation ($0.44 per share) and the number of shares cancelled (6,956,152 common shares).

The following table summarizes information about warrants outstanding at December 31, 2010:

Range of exercise price	Warrants outstanding	Weighted average remaining contractual life – years
$0.75 - $1.00	280,000	2.02
	280,000	2.02

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

The following table sets forth the computation of basic and diluted net income (loss) per share:

	2010	2009	2008
Numerator:
Net income (loss) available to common shareholders	$1,867,274	$1,910,799	$(1,949,333)

Denominator:
Weighted average shares: basic	45,029,121	47,191,669	44,454,008
Effect of outstanding stock options and warrants	–	103,846	–
Weighted average shares: fully diluted	45,029,121	47,295,515	44,454,008

Net income (loss) per share: basic	0.04	0.04	(0.04)
Net income (loss) per share: fully diluted	0.04	0.04	(0.04)

For the years ended December 31, 2010 and 2008, the weighted average shares used to calculate basic and dilutive earnings per share were the same as the warrants and options outstanding were anti dilutive.

2.

Income taxes:

Total income tax expense varies from the amounts that would be computed by applying the statutory rate to income before taxes for the following reasons:

	2010	2009	2008
Statutory income tax rate	31%	33%	33.5%
Income tax expense (recovery) on income (loss) before income taxes	$578,855	$630,564	$ (653,027)
Increase (decrease) in income taxes resulting from:
Change in tax rate	(167,190)	1,808,773	–
Permanent differences	191,541	341246	472,430
Provision to return true-ups	(355,640)	-
	247,566	2,780,583	(180,597)
Change in valuation allowance	(247,566)	(2,780,583)	180,597
	$ –	$ –	$ –

The tax effects of significant temporary differences representing future tax assets are as follows:

Future tax assets:	2010	2009	2008
Operating loss carryforwards	$4,099,392	$4,964,376	$8,582,477
Capital loss carryforwards	230,443	221,459	260,978
Share issue costs	1,722	5,213	27,605
Research and development costs	3,867,819	3,439,806	3,616,951
Deferred revenue	–	–	749,167
Capital assets, accounting basis less than tax basis	5,434,926	5,251,014	3,425,273
	$13,634,302	$13,881,868	16,662,451
Valuation allowance	(13,634,302)	(13,881,868)	(16,662,451)
Net future tax assets	$ –	$ –	$ –

The net valuation allowance decrease of $247,566 comprises an increase of $355.640 relating to provision to tax return true-up items offset by the application of non-capital loss carryforwards, the benefit of which had not been previously recognized in the amount of $696,625.  The prior year’s reduction in valuation allowance of $2,780,583 related primarily to the reduction of the gross carrying value of future tax assets caused by a reduction in income tax rates that totalled $1,999,340 offset by the application of non-capital loss carryforwards, the benefit of which had not been previously recognized ($743,693).  The prior year’s net valuation allowance decrease of $2,780,583 (2008 - $427,424) is comprised of a increase of $2,780,583 (2008 - $180,597) in the current year statutory rate reconciliation offset by a decrease related to the expiry of operating loss carryforwards in the amount of $nil (2008 - $608,021).

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

At December 31, 2010, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $10,371,000.  These losses expire in the following fiscal years:

2014	2,964,130
2015	4,080,632
2026	2,033,600
2027	1,293,036
$ 10,371,398

The Company also has non-capital losses available for carryforward for United States income tax purposes amounting to $3,822,000 expiring between 2018 and 2030.

3.

Segmented information:

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at December 31, 2010, 100% (2009 - 100%, 2008 - 100%) of the property and equipment were located in Canada.

A summary of sales to major customers that exceeded 10% of total sales and the approximate amount due from these customers during each of the years ended December 31, 2010 are as follows:

		Sales		Accounts Receivable
	2010	2009	2008	2010	2009
Customer 1	76%	82%	47%	–	25,577
Customer 2	21%	15%	30%	–	79,140
Customer 3	–	–	18%	–	–

Revenues attributable to geographic location based on the location of the customer during each of the years in the three-year period ended December 31, 2010 are as follows:

Sales:	2010	2009	2008
United States	$ 4,826,334	$ 7,860,163	$ 4,438,736
Canada	1,000	–	40,204
Asia	104,000	111,266	135,500
Other	500	1,500	350
	$ 4,931,834	$ 7,972,929	$ 4,614,790

During each of the years in the three-year period ended December 31, 2010 revenue is attributable as follows:

Sales:	2010	2009	2008
Consulting services	$ 170,850	$ 535,095	$ 1,307,773
Licensing	4,760,984	7,437,834	3,307,017
	$ 4,931,834	$ 7,972,929	$ 4,614,790

4.

Commitments and contingencies:

Lease commitments:

Total future minimum lease payments including operating costs are as follows:

2011	236,120
2012	78,227
$ 314,347

Rental expense was $231,044 for the year ended December 31, 2010 (2009 - $211,768, 2008 - $223,932).

5.

Share option plan:

The Company grants options to certain employees, officers, directors and consultants under a share option plan (the “Plan”), enabling them to purchase common shares of the Company.  The exercise price of an option under the Plan may not be less than the current market price of common shares on the day immediately proceeding the day the share option was granted.  The Plan provides that the number of common shares reserved for issuance under the Plan shall not exceed 7,584,362 common shares (being 9,558,476 options reserved for issuance less 1,974,114 exercised to date).  As at December 31, 2010, the number of common shares reserved for future issues of stock options amounts to 2,399,551.

Assumptions used when valuing the options and warrants at their date of grant using the Black-Scholes option pricing model include: risk-free interest rate of 2.27% (2009 – 2.68%, 2008 – 3.85%), weighted average expected life of five years, expected dividend yield of 0% and average volatility of 154% (2009 – 77%, 2008 – 89%).

The following table summarizes information about stock options outstanding at December 31, 2010:

Options outstanding				Options vested
Range of exercise price	Number outstanding	Weighted average remaining contractual life – years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.36 – $0.49	1,816,841	3.42	$ 0.46	762,727	$ 0.47
$0.50 – $0.60	2,408,788	2.29	0.57	1,219,101	0.57
$0.70 – $1.01	959,184	1.45	0.83	955,434	0.83
	5,184,813	2.53	$ 0.58	2,937,262	$ 0.63

Changes for the stock option plan during the years ended December 31 are as follows:

	Year ended 2010		Year ended 2009
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	5,637,663	$ 0.61	6,483,850	$ 0.61
Options granted	1,124,273	0.45	196,500	0.45
Options exercised	(280,451)	0.46	(635,187)	0.45
Options forfeited	(1,296,672)	0.63	(407,500)	0.84
Options outstanding, end of year	5,184,813	0.58	5,637,663	0.61
Options exercisable, end of year	2,937,262	0.63	3,130,580	0.56
Weighted average fair value of options granted during the year		$0.34		$ 0.32

During the year ended December 31, 2010, the Company recorded stock-based compensation expense of $658,991 (2009 - $1,195,570; 2008 - $1,389,323) related to common shares, stock options and warrants granted to employees, officers, directors and consultants.

The Company’s nonvested shares consist of options granted under the stock options plan.  The value of each nonvested share is calculated using the fair value of the stock options on the grant date.  The following table summarizes information about nonvested stock options outstanding at December 31, 2010:

	Number of shares	Weighted average exercise price
Options outstanding beginning of year	2,507,083	$ 0.59
Options granted	1,124,273	0.45
Options vested	(913,895)	0.60
Options forfeited	(417,500)	0.60
Options outstanding end of year	2,299,961	$ 0.51

As of December 31, 2010, there was $933,000 unrecognized compensation cost related to Company’s stock options that is expected to be recognized over a period of 1.5 years.

6.

Related party transactions:

In April 2008, Mr. Wahbe entered into a three year employment agreement to continue to serve as Chief Executive Officer, renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation consists of an annual salary of up to Cdn$450,000 and is payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to Cdn$300,000 and is payable through the issuance of up to 200,000 Diversinet common shares annually as determined by Diversinet’s Board of Directors.  Mr. Wahbe is also entitled to reimbursement of up to Cdn$6,000 per month in expenses.  Furthermore in April 2008, Mr. Wahbe received options to purchase 1,500,000 common shares at $0.55 per share, vesting annually in arrears over a four year period.  During 2008 Mr. Wahbe received 50,000 options.  During 2010 Mr. Wahbe received 300,000 common shares and Cdn$72,000 in compensation as CEO.  During 2009 Mr. Wahbe received 500,000 common shares (of which 200,000 common shares were issued subsequent to year end) and Cdn$72,000 in compensation as CEO.  On June 30, 2008 Mr. Wahbe exercised 2,300,000 share purchase warrants at $0.75 per share for gross proceeds of $1,725,000.  A further 2,300,000 share purchase warrants at $0.90 expired unexercised.  As of December 31, 2010, Albert Wahbe owns 8,775,000 common shares and 1,500,000 options, representing approximately 23.5% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

During June 2010 as part of the Settlement and Mutual Release Agreement, HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation, valued at $3,060,706 (at a per share price of $0.44, being the closing price on the day prior to the effective date of the settlement agreement).  As at December 31, 2010, HSA does not own any common shares of the Company.  The Company had commercial transactions with subsidiaries of HSA as disclosed in note 5 to these financial statements.

7.

Capital risk management:

The Company manages its capital to maintain its ability to continue as a going concern.  The capital structure of the Company consists of cash and cash equivalents and equity comprising of issued capital, additional paid-in capital, share purchase warrants and deficit.  The Company manages its capital structure and makes adjustments to it in light of economic conditions.  The Company’s primary objective with respect to its capital management is to ensure it has sufficient cash resources to pursue its commercialization efforts and maintain its ongoing operations.  The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues, or by undertaking other activities as deemed appropriate under the specific circumstances.  The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2010.

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

b) Credit risk:  Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises from the Company’s accounts receivables and cash and cash equivalents.  The carrying amount of financial assets represents the maximum credit exposure.  Our customer base is limited to a few large health service enterprises, financial institutions and security providers.  As a result, we often maintain individually significant receivable balances due from them.  The majority of the Company’s customers are located in the United States with the remaining located in Canada and Asia.  At December 31, 2010 the accounts receivable balance was $75,150 (2009 - $79,717).

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

  (i) Interest rate risk:  Based on management’s knowledge and experience of the financial markets, management does not believe that the Company’s current financial instruments will be affected by interest rate risk.  Interest rate risk is remote as interest rates on the Company’s cash equivalents are fixed with maturity dates of less than 90 days.  A change of 1% in interest rates at December 31, 2010 would not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments held.

  (ii) Currency risk:  The Company operates internationally with the U.S. dollar as its functional currency and therefore is exposed to foreign exchange risk from various currencies, primarily Canadian dollars.  Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies.  The Company's main objective in managing its foreign exchange risk is to maintain Canadian cash on hand to support Canadian forecasted obligations and cash flows.  To achieve this objective the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held.  During fiscal 2010 and 2009 the Company maintained a portion of its cash resources in both U.S. and Canadian dollar cash and cash equivalents.  The Company does not have any foreign currency derivative instruments outstanding at December 31, 2010.

Balances in foreign currencies at December 31, 2010 are as follows:	Canadian Dollars
Cash and cash equivalents	$2,685,647
Accounts payable and accrued liabilities	$608,236

Fluctuations in the Canadian dollar exchange rate could have a potentially significant impact on the Company's results from operations. However, they would not impair or enhance the ability of the Company to pay its foreign currency-denominated expenses as such items would be similarly affected.

e) Fair value of financial instruments:  For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to the relatively short periods to maturity of these financial instruments.  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.  The Company’s fair values of financial instruments that are carried at fair value on the consolidated balance sheets are at the quoted market price which is categorized as Level 1 in the fair value hierarchy.  There were no financial instruments categorized in Level 2 or 3 (valuation technique using observable market inputs or valuation technique using non-observable market inputs) as at December 31, 2010 and 2009.

9.

Reconciliation of United States and Canadian generally accepted accounting principles:

The consolidated financial statements are prepared in accordance with United States generally accepted accounting principles.  Material differences between Canadian and United States generally accepted accounting principles are described below.

	2010	2009	2008
Share capital:
U.S. GAAP	$85,583,198	$94,276,106	$93,189,047
Reduction of share capital (a)	(30,089,054)	(30,089,054)	(30,089,054)
Reclassification of contingently puttable common stock (b)	–	5,000,000	5,000,000
Shares cancelled (d)	4,243,253
Canadian GAAP	59,737,397	$69,187,052	$68,099,993
Additional paid-in capital:
U.S. GAAP	$19,346,409	$7,940,124	$7,571,583
Reduction of additional paid-in capital (d)	(4,243,253)	–	–
Compensation expense (c)	25,103	25,103	25,103
Canadian GAAP	15,128,259	7,965,227	7,596,686
Deficit:
U.S. GAAP	$(91,413,886)	$(93,281,160)	$(95,191,959)
Reduction of share capital (a)	30,089,054	30,089,054	30,089,054
Compensation expense (c)	(25,103)	(25,103)	(25,103)
Canadian GAAP	$(61,349,935)	$(63,217,209)	$(65,128,008)
Consolidated statements of loss:
Gain (loss) under U.S. GAAP	$1,867,274	$1,910,799	$(1,949,333)
Gain (loss) under Canadian GAAP	$1,867,274	$1,910,799	$(1,949,333)
Basic and diluted gain (loss) per share under Canadian. GAAP	$0.04	$0.04	$(0.04)
Comprehensive gain (loss) under Canadian GAAP	$1,867,274	$1,910,799	$(1,949,333)

(a)

Share capital and deficit:

On March 1, 1999, the shareholders approved a resolution to reduce the stated capital of the Company by $30,089,054 to eliminate the deficit as at October 31, 1999.  This reclassification, which the Company made in 2000 to eliminate the deficit that existed at October 31, 1999, did not meet the criteria specified by U.S. GAAP. Under Canadian GAAP, a reduction of the carrying amount of share capital of outstanding common shares is allowed with a corresponding offset to deficit and results in a decrease to share capital with a corresponding decrease in deficit of $30,089,054.

(b)

Reclassification of shares:

The August 31, 2007 private placement of 6,756,757 common shares at $0.74 per common share for gross proceeds of $5,000,000 included a change of control put right whereby the holder has the right, at its option to require the Company to repurchase the shares at a price of $0.74 per share, if upon a change of control event, the consideration offered is less than $0.74 per share.  Under US GAAP the Company classified the shares as contingently puttable common shares (or temporary equity) as the shares are redeemable at the option of the holder and the conditions for redemption are not solely within the control of the Company.  Under Canadian GAAP, the shares are recorded in shareholders’ equity.

(c)

Compensation expense:

Effective January 1, 2006, the Company is required to apply the provisions of ASC 718, which requires all share based payments to be recognized in the financial statements based on their fair values using either a modified – prospective or modified – retrospective transition method.  The Company has adopted this standard using the modified - prospective method and, therefore recognizes share-based compensation for any new share-based awards and awards modified, repurchased or cancelled after the required effective date, January 1, 2006.  Under ASC 718, the company is required to determine the grant date fair value of the stock-based awards grated to employees. The company is continuing to use the Black-Scholes option pricing model to value these options.  The related grant date fair value is subsequently recognized as stock-based compensation expense over the requisite service period.  As a result, stock-based compensation expense recognized under U.S. GAAP after December 31, 2005 equals the amount recognized under Canadian GAAP when the fair value method has been applied since 2003.  As the Company applied fair value accounting for stock options under Canadian GAAP earlier then required under US GAAP, the Company has a higher compensation expense under Canadian GAAP.

(d)

Additional paid-in capital:

As part of the AllOne Settlement and Mutual Release Agreement dated June 17, 2010, HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation.  For US GAAP, the increase in additional paid-in capital represents the product of the assigned value of the common shares ($2.04 per share) and the number of shares cancelled (6,956,152 common shares) less the fair value of the contingently puttable common stock recognized as other income being the product of the market value on the date of cancellation ($0.44 per share) and the number of shares cancelled (6,956,152 common shares).  For Canadian GAAP, the increase in additional paid-in capital represents the share capital reduction (with an assigned value of $1.43 per share) less the product of the market value (being $0.44 per share) and the number of shares cancelled (being 6,956,152 common shares).  The assigned value difference ($2.04 versus $1.43) is due to the $30,089,054 restatement of stated capital as noted in (a) above.

As there were no differences in the Consolidated Statements of Cash Flows and the Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss) under U.S. GAAP and Canadian (Cdn) GAAP, for any of the three years presented, these statements have not been provided.

Consolidated Balance Sheets under U.S. GAAP and Canadian (Cdn) GAAP

As at December 31	2010 US GAAP	2010 Cdn GAAP	2009 US GAAP	2009 Cdn GAAP
Assets
Current assets:
Cash and cash equivalents	12,458,750	12,458,750	$12,667,842	$12,667,842
Accounts receivable, net	75,150	75,150	79,717	79,717
Prepaid expenses	52,773	52,773	35,182	35,182
Total current assets	12,586,673	12,586,673	12,782,741	12,782,741

Property and equipment, net	180,983	180,983	218,126	218,126
Total assets	12,767,656	12,767,656	$ 13,000,867	$ 13,000,867

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	143,253	143,253	148,531	148,531
Accrued liabilities	562,994	562,994	296,255	296,255
Deferred revenue	45,167	45,167	134,000	134,000
Total current liabilities	751,414	751,414	578,786	578,786

Contingently puttable common stock	–	–	5,000,000	–

Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares
Issued and outstanding:
Common shares	85,583,198	59,737,397	94,276,106	69,187,052
Additional paid-in capital	19,346,409	15,128,259	7,940,124	7,965,227
Share purchase warrants	21,242	21,242	7,732	7,732
Deficit	(91,413,886)	(61,349,935)	(93,281,160)	(63,217,209)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)	(1,520,721)	(1,520,721)
Total shareholders’ equity	12,016,242	12,016,242	7,422,081	12,422,081

Total liabilities and shareholders’ equity

12,767,656	12,767,656	$13,000,867	$13,000,867

#