Form 20-F
period 2011-12-31
DIVERSINET CORP
filed 2012-03-01
CIK 918387

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

For the fiscal year ended December 31, 2011

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 43,009,347 Common Shares as of December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.      Yes     ☐   No     ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.      Yes     ☒   No     ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes     ☒     No     ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☐    Accelerated filer ☐    Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☒      International Financial Reporting Standards as issued ☐            Other ☐

by the International Accounting Standards Board

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17     ☒     Item 18     ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).      Yes     ☐     No     ☒

DIVERSINET CORP.

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

PART I

2

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3-A.          Selected Financial Data

The selected financial data for the fiscal years ended December 31, 2011, 2010, 2009, 2008, and 2007 are derived from our audited financial statements. The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto and “Operating Results” appearing in Item 5-A. of this annual report. As a result of a number of circumstances, including financing activities and the U.S. dollar becoming the primary currency in which most of our business is transacted, effective October 1, 2003, we adopted the U.S. dollar as our measurement and reporting currency for preparation of our consolidated financial statements. In addition, except where otherwise indicated, all financial information in this report is presented in United States dollars. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Selected Financial Data

(in 000’s, except per share data)

	Fiscal Year	Fiscal Year		Fiscal Year		Fiscal Year	Fiscal Year
	Ended	Ended		Ended		Ended	Ended
	December	December		December		December	December
	31, 2011	31, 2010		31, 2009		31, 2008	31, 2007
(In accordance with U.S. GAAP)
Revenue	1,292	4,932	(3)	7,973	(2)	4,615	4,537
Net Income (Loss)	(5,537)	1,867		1,911		(1,949)	(3,433)
Weighted Average no. of shares (000’s)	42,588	45,029		47,192		44,454	36,872
Net Income (Loss) Per Share	(0.13)	0.04		0.04		(0.04)	(0.09)
Dividends Per Share	0.00	0.00		0.00		0.00	0.00
Working Capital	6965	11,835		12,204		8,807	7,468
Contingently puttable common stock (1)	0	0		5,000		5,000	5,000
Shareholders’ Equity	7,173	12,016		7,457		4,096	2,883
Total Assets	7,956	12,768		13,001		12,388	8,960
Share Capital	85,849	85,583		94,276		93,189	90,460

(1) The August 31, 2007 private placement of 6,756,757 common shares at $0.74 per common share for gross proceeds of $5,000,000 included a change of control put right whereby the holder had the right, at its option to require us to repurchase the shares at a price of $0.74 per share, if upon a change of control event, the consideration offered was less than $0.74 per share. SEC Regulation 210.5-02 required us to classify the shares as redeemable common stock (or temporary equity) as the shares were redeemable at the option of the holder and the conditions for redemption were not solely within our control.

(2) In September 2008 we entered into a license and revenue share agreement (“Agreement”) with AllOne Mobile Corporation (“AllOne”). Under the terms of the Agreement, we received a minimum annual fee of $5.5 million in the first contract year, and were entitled to receive $7 million in years two and three. The Agreement provided, in part, for us to provide second and third level support, as well as two major product upgrades per year. We concluded that this commitment to deliver major product upgrades met the definition of an unspecified additional software product, providing for the entire arrangement to be accounted for as a subscription. Under subscription accounting, fees are recognized ratably over the non-cancellable term of the arrangement, beginning with the delivery of the first product. During each of the four quarters of 2009 $1,625,000 in revenue was recognized under this Agreement.

(3) During January 2010, AllOne and its parent, AllOne Health Group Inc. (”AHG”), commenced a legal proceeding in the Commonwealth of Pennsylvania seeking the termination of the Agreement upon payment of $3,000,000. On June 17, 2010 the parties to the proceeding entered into a Settlement and Mutual Release Agreement (the “Settlement Agreement”), whereby the 2008 Agreement was terminated, including any future revenue sharing obligations, and AllOne paid us $4,000,000 and Hospital Services Association of Northeastern Pennsylvania (“HSA”), the ultimate parent company of AllOne and HSG, returned 6,956,152 Diversinet common shares to us for cancellation. We recognized $3,500,000 as revenues in Q2 2010 as it related to products and services delivered prior to the termination date. The difference between the total consideration received of $7,061,000 and the amount recognized as revenue has been recognized as other income (being $500,000 in cash and $3,061,000 relating to the return of 6,956,152 Diversinet common shares by HSA). In calculating the value of the consideration received, we valued the returned common shares using the closing price of our shares on the day immediately prior to the date of the Settlement Agreement.

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five fiscal years ended December 31, 2011 and the end of each of the last six months, the average rates for the period, and the range of high and low rates for the period. For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

	U.S. Dollar/Canadian Dollar
	Close	Average	High	Low
Month Ended 01/31/12	1.0028	1.0127	1.0161	1.0099
Month Ended 12/31/11	1.0170	1.0240	1.0273	1.0196
Month Ended 11/30/11	1.0203	1.0257	1.0296	1.0219
Month Ended 10/31/11	0.9967	1.0191	1.0253	1.0148
Month Ended 09/30/11	1.0482	1.0029	1.0071	0.9985
Month Ended 08/30/11	0.9794	0.9823	0.9861	0.9781
Fiscal Year Ended 12/31/11	1.0170	1.0240	1.0273	1.0196
Fiscal Year Ended 12/31/10	0.9946	1.0299	1.0568	0.9938
Fiscal Year Ended 12/31/09	1.0510	1.1419	1.3066	0.9711
Fiscal Year Ended 12/31/08	1.2180	1.0660	1.0298	0.7688
Fiscal Year Ended 12/31/07	1.0088	1.0748	1.1878	0.9066

The exchange rate was 1.0004 as of February 22, 2012.

3-B. Capitalization and Indebtedness

Not Applicable.

3-C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3-D. Risk Factors

Cautionary Statement Concerning Forward-Looking Statements

When used in this annual report, the words “may”, “will”, “expect”, “anticipate”, “continue”, “estimate”, “project”, “intend” “plan” and similar expressions are intended to identify forward-looking statements under applicable securities laws regarding events, conditions and financial trends that may affect Diversinet’s future plans of operations, business strategy, operating results and financial position. All statements, other than statements of historical facts, included or incorporated by reference in this document which address activities, events or developments which we expect or anticipate will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of our business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. Such statements are not guarantees of future performance and are subject to risks and significant uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. The occurrence of any unanticipated events may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein. Prospective investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors, some of which are described in the Risk Factors below.

We have lost money in the past, we may to continue to sustain losses in the future and may never achieve continued profitability.

We have failed to generate sufficient revenues from the sales of our solutions and licensing of our products to achieve profitability in three of the last five years, including reporting net losses of $5,537,000 for the recent year ended December 31, 2011. For the years ended December 31, 2008 and 2007, we posted net losses of $1,949,000 and $3,433,000, respectively. Although we did achieve profitability in 2010 and 2009, reporting $1,867,000 and $1,911,000 in net income, respectively, a substantial portion of the income recognized in those years was from one-time, non-operational events. Specifically, in 2010 $3,061,000 of our net income was attributable to the cancellation of 6,956,152 common shares as part of a settlement agreement with our principal customer and $190,000 was attributable to foreign exchange gains. For the year ended December 31, 2009, $1,253,000 of the $1,911,000 reported net income was from foreign exchange gains. We may not be able to maintain profitability on a consistent basis and may show a loss from operations.

Our continuing losses and limited financial resources have resulted in us issuing a “going concern” note with respect to our most recent financial audit. If we cannot meet our operating costs or capital requirements going forward or if we fail either to raise capital when needed or to generate revenues, we may be compelled to cease operations.

Based in part upon our continued losses and the significant amounts of cash used in our operating activities during our most recent fiscal year, and as detailed in note 1 to the notes to the financial statements, there are certain conditions and events that cast substantial doubt on our ability to continue as a going concern. As a consequence, our continued operations depend upon our ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities.

Should revenue from our operations, together with our existing cash and cash equivalents ($7,397,000 as at December 31, 2011) prove inadequate to meet our short-term working capital requirements during the next twelve months, we may need to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements to support our operations beyond the next twelve months. Although we have obtained funding for operations from private equity placements in the past, there is no assurance we will be able to do so again in the near future at commercially reasonable terms or at all despite any progress in our business operations. In light of continuing volatility in the credit markets and any disruptions or decline in our financial performance or outlook, public or private debt funding may not be available on terms attractive to us, or at all. If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies. Ultimately, there can be no assurance that we will be successful in obtaining additional financing or generating positive cash flows from operations.

Our failure to generate positive cash flows from operations or to raise capital or secure financing when needed could leave us with insufficient resources in the future to sustain our operations over the next twelve months. Without additional capital resources, we may be forced to limit, defer or cease our operations, and in turn negatively affect our business, financial condition and results of operations.

Our business plan is dependent upon customer adoption and commercial deployment of our products; if our business plan is not accepted, we may need to cease operations.

Our ability to continue operations is also dependent on the acceptance of our secure authentication software and related solutions and the adoption of advanced authentication protected applications over web and mobile data networks as an accepted method of personal information protection in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements. The personal authentication and security solutions market is still in a very early stage, and it may not develop to a sufficient level to support our business.

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

Many of our early licensing agreements permitted our customers to examine and test our products with no initial up-front payments to us. These customers are not required to make payments to us until they begin to use our solutions for commercial purposes. In certain cases, we also enter into evaluation agreements, whereby potential customers may examine our solutions for a specified period of time with no payment to us. Our current licensing agreements typically require the customer to pay a license fee attributable to the software components and the solution upon shipment of these items to the customer, although we have sometimes waived the up-front fee.

The purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.

Because the healthcare industry is characterized by longer sales cycles, the multi-year contracts with our customers, such as our January 2011 reseller agreement with Mihealth Global Systems (“Mihealth”), often provide for early cancellation if there is slow customer adoption, regardless of provisions calling for minimum threshold amounts to be payable to us. Certain other contracts, including our June 2011 license agreement with Johnson & Johnson Pharmaceutical Research & Development, L.L.C. and the renewal in September 2011 of our mCare telehealth outreach program with the U.S. Army’s Telemedicine and Advanced Technology Research Center, do not have any minimum commitments. Furthermore, our customers may default on their obligations under these agreements or seek to renegotiate certain of their financial obligations.

We have a limited number of customers. The loss of, or a significant reduction in business from, any of these customers would materially harm our business and results of operations, and our future prospects depend substantially on expanding our customer base.

During fiscal 2011, 39% of revenue was generated from one customer and 31% of revenue was generated from another customer. Our agreements with the U.S. Army’s Telemedicine and Advanced Technology Research Center (part of the U.S. Army Medical Research and Materiel Command), Mihealth Global Systems, Johnson & Johnson Pharmaceutical Research & Development, L.L.C and Intersections, Inc. are our only long term license agreements as at December 31, 2011. During fiscal 2010, 76% of revenue was generated from one customer and 21% of revenue was generated from another customer. During fiscal 2009, 82% of revenue was generated from one customer and 15% of revenue was generated from another customer. The loss of revenues from one or more significant customers, or the failure to collect receivables due from a major customer in a timely manner would have a material adverse effect on our results of operations. In 2010, the agreement with our then principal customer, AllOne, was terminated as part of a settlement with such customer. If we are unable either to keep existing customers or to expand our customer base, our results of operations will suffer.

Our ability to keep pace with the rapid technological changes and frequent new product introductions common in the information and communications technology industry will determine our ability to remain competitive and affect the viability of our products.

To succeed in the mobile healthcare (mHealth) applications business, we believe that we will have to continuously improve the performance, features and reliability of our products and be the first to the market with new products or enhancements to existing products. We cannot provide assurance that we will be able to improve our products in a timely manner. The emerging market for mobile healthcare application solutions for security protection is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. We anticipate this evolution will also occur in the authentication security and mobile healthcare application solutions market in which we focus our technological developments. The adoption of new standards, or the informal adoption of certain standards by a significant percentage of the computer security and related industries, could require us to reconfigure our products. We may not be able to counter challenges to our current products or to introduce product offerings that keep pace with the technological changes introduced by competitors or persons seeking to breach information security. We are not currently aware of any significant new technologies either under development or about to be introduced in the mobile data security or the mobile healthcare application solutions security field.

Further, our authentication and mobile healthcare application products depend in part on the application of certain mathematical principles forming the basis of the encryption technology which is embedded in our products. Any significant advancement in techniques for decoding or cracking encrypted computer information could render some or all of our products obsolete or unmarketable.

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

Data protection breaches, cyber-attacks and product integration issues could disrupt our operations or information technology services provided to customers, and any such disruption could reduce our expected revenue, increase our expenses, damage our reputation and adversely affect our business.

Our product and service offerings may affect critical third party operations or involve the storage, processing and transmission of proprietary information and sensitive or confidential data, including sensitive and personally identifiable information with respect to customers, patients and others.

Computer programmers and hackers also may be able to develop and deploy viruses, worms, and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. The methods used by hackers are evolving rapidly and generally are not recognized until they are launched against one or more systems. We are unable to anticipate hackers’ tactics. In addition, the operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of our authentication and authorization products.

Any compromise or breach of the cyber security offered by our products, in a single incident or a series of incidents, could expose us, our customers, their patients or others affected to a risk of loss or misuse, including the loss of valuable information or intellectual property or the inadvertent disclosure or unapproved dissemination of such information, resulting in litigation and potential liability to us for stolen assets or information, remediation costs to repair damage caused by the breach (including business incentives to make amends with affected customers and business partners), additional security costs to mitigate against future incidents, litigation costs resulting from the incident and lost revenues.

We also could lose existing or potential customers or incur significant expenses in connection with our customers' system failures or any actual or perceived security vulnerabilities in our products. Publicity surrounding a cyber security breach could cause damage to our brand and reputation, adversely affecting the public perception of the security offered by our authentication and authorization products and making it more difficult for us to sell our products.

The costs and operational consequences to us to eliminate or alleviate cyber or other security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and our efforts to address these problems may not be successful and could result in interruptions, delays, cessation of service and loss of existing or potential customers that may impede our sales, distribution or other critical functions.

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

A large number of claims by our customers could subject us to significant liability as well as limit the demand for our solutions and products. In a number of our license and support agreements we attempt to limit our liability to the total amount of the licensing and support fees paid during the twelve-month period preceding an alleged error in or failure of our software. This contractual provision may not always be enforceable. Courts have held that contractual limitations of liability of this type, or the “shrink-wrap licenses” in which they are sometimes embodied, are unenforceable because the licensee does not sign them. If these contract provisions limiting our liability are not enforceable, we could be obligated to pay significant damages resulting from customer claims.

The highly competitive nature of the information and communications technology fields could prevent us from achieving success.

Our solutions are targeted at the new and rapidly evolving market for mobile healthcare applications that includes authentication and authorization products for mobile data communications, commerce, telecommunications and identity management. This market is not mature. We anticipate that it will be intensely competitive, subject to rapid change and significantly affected by new solutions, product and service introductions and other market activities of industry participants. Many of our competitors and potential competitors have a longer operating history, greater name recognition, larger installed customer base and significantly greater financial, technical and marketing resources than we have. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, and they could therefore render our technologies and products obsolete.

Because of the broad potential application of our authentication and authorization software and identity management solutions, we compete with vendors offering a wide range of computer security products. These competitors include Entrust Technologies, Verisign, Vasco, mFoundry and EMC Corp. (RSA Division). There also may be other potential entrants to the market of whom we are not yet aware.

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

Changes in the regulation of healthcare-based technologies may restrict our ability to sell or license our products.

Our products attempt to conform with certain healthcare laws regulations, such as the Health Insurance Portability and Accountability Act of 1996 (HIPAA) which addresses the need for security standards to protect the confidentiality and integrity of individually identifiable health information. HIPAA security rules require a risk-based security assessment and the implementation of appropriate authentication for access to electronic Protected Health Information (ePHI). These laws and regulations may be revised from time to time in ways that may materially and adversely affect our ability to sell our products abroad or to make products available for sale or license. Government controls relating to healthcare technologies may, if subject to revision, be amended and subsequently restrict our ability to freely sell our products.

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

We currently have two senior officers, 38 employees and 1 contractor. We may not be able to improve our solutions and products or create new products if we lose any of our key employees or contractors. We do not maintain key person life insurance policies on any of our employees. Skilled technical personnel can be difficult to attract depending on the strength of the economy and competitive opportunities. We may not be able to retain our current employees if they receive better job offers from other employers.

Fluctuations in foreign exchange may adversely affect our business.

Our functional currency is the U.S. dollar. Sales generated outside Canada are generally denominated in U.S. dollars. During fiscal 2011, we incurred a portion of our expenses in U.S. dollars and Canadian dollars. Changes in the value of the Canadian currency relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results. During fiscal 2011 and 2010 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits. We do not have any foreign currency derivative instruments outstanding at December 31, 2011.

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

Subject to regulatory and/or shareholder approval, shareholders may experience dilution or limitations in takeover attempts because our articles of incorporation allow us to issue an unlimited number of common shares. Our shareholders have no right to purchase additional common shares when we issue new shares. As of December 31, 2011, we had 43,009,347 common shares issued and outstanding.

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

The following table provides the amount spent on capital expenditures for the years ended December 31, 2011, 2010, and 2009:

YEAR	AMOUNT
2011	$89,000
2010	$29,000
2009	$38,000

There have been no major capital divestitures during the fiscal years ended December 31, 2011, 2010, or 2009. A large portion of the capital expenditures have been computer hardware, furniture and fixture and software required for our ongoing operations. Most of these expenditures have occurred at our head office. During 2011, we incurred additional capital expenditure to furnish our Irving, Texas office. We currently have no significant capital expenditures or divestiture projects in process. All capital expenditures have been financed through working capital. Additional discussion regarding research and development is included below.

4-B.          Business Overview

Diversinet Corp. provides patented and proven products that enable healthcare organizations to rapidly deploy HIPAA-compliant mobile healthcare (mHealth) applications to “power care coordination through mobility.

Founded in 1997 and based in Toronto with a sales office in Dallas, we have invested heavily in our core technology and have built a sizable patent portfolio. We deploy an experienced professional services team for application development, consulting, training and technical support.

With increasing pressures on the healthcare industry to reduce costs, increase efficiency and reduce medical errors there are opportunities for secure mHealth applications that focus on care coordination. mHealth gives the healthcare industry the ability to manage the increasing number of patients afflicted by one or more chronic conditions, while improving overall quality of care, outcomes and contain costs.

The Health Insurance Portability and Accountability Act of 1996 (HIPAA) addresses the need for security standards to protect the confidentiality and integrity of individually identifiable health information. HIPAA security rules require a risk-based security assessment and the implementation of appropriate authentication for access to electronic Protected Health Information (ePHI).

Our MobiSecure® technology helps healthcare payers and providers, pharmaceutical companies, application developers and other healthcare organizations address the increasing need for secure messaging, as well as safe, convenient storage and sharing of personal health data. Diversinet-powered solutions support healthcare reform by enabling healthcare organizations to improve quality of care while reducing costs.

MobiSecure is based on Open AuTHentication (OATH) standards for authentication and was designed specifically to prevent unauthorized access to confidential data. Coupled with Diversinet’s encryption architecture, MobiSecure enables providers, insurers, patients and other users to securely connect with critical healthcare information with protection against identity theft or fraud.

MobiSecure Communicator is a secure application that enables healthcare organizations to rapidly deploy HIPAA compliant “mHealth Apps” to anyone, anywhere, on any mobile device. MobiSecure Communicator offers secure communication and management of critical data and personal information, from a mobile phone, tablets or desktop computer, directly over the Internet and wireless networks. It also supports advanced secure data messaging such as alerts, question/response and advanced questionnaires.

MobiSecure Gateway SDK provides the security and mobile provisioning functionality necessary to allow developers to meet the stringent healthcare regulatory requirements for offering secure mHealth solutions. The security functionality includes encryption and OATH-standards based One Time Password for strong authentication.

MobiSecure key advantages include:

1.	Built in security features that meet/exceed HIPAA regulations and support strong authentication,

2.	Support for a wide range of smart, feature phones and tablets,

3.	Flexible integrated products:

a.	Rapidly enabling multiple mobile healthcare applications in messaging, publishing & case management

b.	Highly scalable solution that can support large number of users

c.	Agility and on the fly customization of mobile user interface

d.	Consumer friendly patented resident mobile application with OTA provisioning

4.	Allows online and offline data access from mobile devices

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

The Mobile Applications Market

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

Heath care organizations are looking for adoption of mobile phone technologies to support Internet access required for personal health records (PHRs). Putting patients’ health records on computer systems instead of handwritten paper charts reduces medical complications, deaths and costs. Financial institutions worldwide are concerned with the weaknesses inherent in simple passwords as single factor authentication.

The mobile applications market is experiencing increasing and growing demand for secure mobile applications:

•	5.3 billion mobile phones users worldwide want the convenience of instant access to their personal information, “anytime, anywhere” according to a 2010 ITU World Telecom report

•	According to a 2010 ITU World Telecom report, the hottest areas are: health care (mHealth), identity fraud and protection, electronic payments, entertainment and marketing

•	Enterprise mobile apps adoption drivers: Cost savings, fraud protection, customer retention, more effective sales & marketing

•	End-user spending on mobile applications will reach nearly $40 billion by 2014 according to a Gartner Group report published in January 2011

Demand Drivers

We believe that the significant drivers of demand for mHealth applications and services are as follows:

1.	An increasing pressure to reduce costs and increase efficiency within the healthcare sector.

2.	A need to decrease medical errors.

3.	A need to curb healthcare fraud, including medical identity theft.

4.	Government privacy requirements, such as HIPAA regulations.

5.	U.S. legislative and regulatory incentives.

6.	The explosion in popularity of sophisticated smartphones.

7.	The ability of mHealth to improve the quality of care, and outcomes – in part, by increasing patient compliance.

8.	Opportunities related to volume – numbers of users, and dollars transacted.

Market Drivers for Secure mHealth Applications

1.	Tax incentives: $40,000 in U.S federal tax credit for physicians to implement Electronic Medical Records (EMRs) (from Emrandhipaa.com, Details of Obama’s EMR Stimulus Package)

2.	Government IT mandates/funding: U.S. Economic Stimulus Bill includes $20B for health IT; focus on EMRs & telemedicine (from Emrandhipaa.com, Details of Obama’s EMR Stimulus Package)

3.	Health and Fitness Applications: ABI Research reports that $400M will be spent annually by 2016 on health and fitness applications (from ABI Research Report: Mobile Devices and mHealth, Q4, 2011)

4.	Increasing Smartphone Usage by Doctors: 72% of doctors use Smartphones, rising to 81% by 2012 – driven by benefits of mobility (from Amednews.com, Aug. 23, 2010)

5.	Improved treatment outcomes: remote monitoring translates to fewer heart-failure related re-admissions & ER visits (from Science Daily, May 1, 2008)

6.

Home Health Monitoring Devices: The number of home health monitoring devices in use with embedded cellular connectivity increased from 420K in 2010 to 570K in 2011 and is expected to hit 2.47 million in 2016 (from Berg Insight Report, Dec 2011)

Strategy

We strive to be a leader in providing mobile-optimized secure application products, solutions and services (focusing on health care) to mobilize healthcare applications. The key elements of our strategy to achieve this objective include the following:

Target emerging strong authentication and secure access applications markets. Our sales and marketing activities are primarily targeted at the health care market to enable the mobilization of healthcare applications and data. Within this market, our customers and partners include payors, providers, pharmaceuticals, governments, medical device manufacturers, and application developers. Our business plan is dependent of the cooperation of numerous parties to a transaction.

Expand strategic relationships. We have formed relationships in the areas of sales, marketing and technology with industry leaders, and expect to continue to form such relationships in the future, to encourage widespread acceptance of our mobile authentication products, solutions and services.

Maintain what we believe to be a leadership position in terms of research and development of technology. In late 1996, we acquired technology that consists of concepts and methods that relate to automatic and safe public information communication systems and methods for secure distribution of information. We have invested, and intend to continue to invest, significantly in the development of our mobile device security technology. We rely on a combination of patent and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect our proprietary rights with respect to our authentication and authorization products, currently consisting of (i) seven U.S. patents, which will be in effect until at least August 22, 2017, (ii) four patents granted in Israel in effect until at least 2017, and (iii) four Canadian patent in effect until 2027. We also have 33 applications pending in the United States and Canada.

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

Strengthening our Presence in the Canadian, US and other markets. We believe the Canadian and U.S. markets will be active and growing markets for our mobile products, solutions and services. To strengthen our position in these important markets we are focusing our sales and marketing efforts to align our resources with strategic partners in each territory to deliver to local market needs.

Products and Services

MobiSecure® Communicator

MobiSecure® Communicator is a patented secure application platform that enables organizations to rapidly deploy HIPAA compliant “mHealth Apps” to anyone, anywhere, on any mobile device. It offers convenient and secure management of critical data and personal information, from a mobile phone, desktop computer or tablets, directly over the Internet and wireless networks. It also supports advanced secure data messaging such as alerts, canned question/response messages and advanced questionnaires using the data/IP and SMS channels. Furthermore, it provides organizations the necessary tools to deploy customized mobile applications that meet their business and brand needs. It uses two-factor authentication technology for user and device authentication and state-of-the-art encryption techniques for data protection. In addition, it enables the customization of both the application configuration as well as the user interface over-the-air without the need of re-deployment. Its security is formed around in-depth security design principles that provide controls at multiple levels of data storage, access and transfer. MobiSecure® Communicator Key Components are:

1) MobiSecure® mClient

mClient is a downloadable software application that can securely retrieve personal information from the Publishing Manager server and securely store the personal information on a mobile device or PC for offline use. The client-side MobiSecure® mClient is easily delivered and embedded into a mobile phone and personal computers. mClient is available for MS Windows Mobile, Windows Phone 7, iOS, Android, Blackberry ,and J2ME MIDP 2.0.

2) MobiSecure® Publishing Manager

MobiSecure® Publishing Manager is a server-based software component that can securely host and manages stored personal information. External applications can utilize a self-service web interface to create accounts and securely upload and organize their personal information. MobiSecure® Publishing Manager gives secure and instant access to large files of stored personal information that can be securely accessed in real time, over wireless or internet networks using mClient. It also supports advanced secure data messaging such as alerts, canned question/response messages and advanced questionnaires using the data/IP channel. It uses two-factor authentication technology for user and device authentication and state-of-the-art encryption techniques for data protection.

3) MobiSecure® mClient SDK & Publishing Manager API

The mClient SDK allows customers and third party developers to build secure mobile applications by leveraging MobiSecure secure container technology. The mClient SDK provides guidance for the development of the following features:

•	Secure provisioning of shared keys,

•	OTP generation and secure data storage and sharing,

•	Secure data transmission via Email and/or Fax,

•	Secure data synchronization with MobiSecure® Publishing Manager

•	Application update

The mClient SDK includes API Reference guides, static or dynamic libraries and associated sample code and examples for the various supported mobile platforms including iOS, Android, BlackBerry, J2ME MIDP 2.0, MS Windows Mobile and Windows Phone 7.

The MobiSecure® Publishing Manager API enables the transfer of information from the MobiSecure® Publishing Manager to client applications running on end user mobile devices. The MobiSecure® Publishing Manager API provides guidance for the development of the following features:

•	Create and manage user accounts, user devices and data

•	Configure and manage information categories, data types, and access permissions

•	Access to the MobiSecure® Publisher web services is achieved using basic authentication (user name and password) and certificate-based authentication (2-way SSL)

4) MobiSecure® SMS Manager

It enables secure and reliable 2-way communication between customer Internet applications and mobile users for mobile devices without data plans. Messages can be confirmed on delivery or on display by the recipient, providing timing around the delivery events and a more reliable communication than normal SMS messaging. Long text messages can be sent thanks to the segmentation and reassembly protocol allowing organizations to overcome the limitations of SMS delivery channel and build rich applications. All messages are encrypted in transit or in storage ensuring confidentiality of the communication over non secure SMS channels and the confidentiality of messages stored in the device. It uses two-factor authentication technology for user and device authentication and state-of-the-art encryption techniques for data protection.

5) MobiSecure® mText

The MobiSecure® mText client is a light weight application that runs on a user’s mobile device and securely communicates with backend internet applications via the mobile network operator’s SMS infrastructure.  Unlike traditional SMS service, MobiSecure® SMS subscribers will automatically receive message delivery and read confirmations on their mobile device. This ensures that all parties are aware of the message status. mText is available for MS Windows Mobile, Blackberry and J2ME MIDP 2.0.

6) MobiSecure® Clinical Communicator Web Portal

The Clinical Communicator Web Portal enables clinicians to securely and remotely communicate with patients via mobile devices, tablets and desktops. The Clinical Communicator provides a streamlined and efficient information sharing and communication system.  Healthcare “meaningful use” is achieved with the capture and sharing of electronic health data, the use of advanced clinical processes for communication and by improved overall patient health due to greater and more convenient access to care providers.

MobiSecure® Gateway SDK

MobiSecure Gateway SDK enables the secure communications between customer mobile applications and backend servers. It consists of:

1-

Provisioning server:  provides automatic device recognition and classification, direct app download or re-direction to App Stores, and dynamic over the air provisioning of security credentials onto mobile devices.

2-	Validation server: provides the OATH compliant one-time password validation service, dynamic key derivation service for data encryption and decryption and symmetric key management.

3-

Gatekeeper server: Performs the auto registration of authorized users and devices, user and device authentication using one-time passwords, and application data encryption and decryption on behalf of the customer application.

4-	Security SDK: consists of mobile native Client APIs and REST-based Server side APIs that can be embedded into customer applications. Key features are:

•	One Time Password generation and validation,

•	Symmetric key provisioning and management,

•	Application data encryption and decryption,

•	Offline user PIN management

The Client API is available for MS Windows Phone 7, iOS, Android, Blackberry and J2ME MIDP 2.0.

Product and Service Development

Our engineering group is focused on developing core technologies and enhancements to existing product lines to maintain and extend what we believe to be our technology and product leadership position. More specifically, the group is currently focused on the development of additional features for Diversinet MobiSecure software and the Mobile Secure Authentication Server, the features of which will be assessed in terms of market demand and competition.

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

As of December 31, 2011, our research and development staff consisted of 31 employees (of which 10 hold advanced degrees in science or business). Research and development expenditures were $2.9 million in the fiscal year ended December 31, 2011, $3.1 million in the fiscal year ended December 31, 2010, and $3.4 million in the fiscal year ended December 31, 2009. We expect to spend approximately $4.2 million in fiscal 2012. We believe that timely development of new and enhanced security products is necessary to remain competitive in the marketplace.

Customers

We have executed limited pre-commercial collaboration programs with a range of market development partners and customers for mobile healthcare services. To date, a smaller subset of these partners and customers have initiated commercial launches of products or services. In June 2008, Intersections Inc. launched Mobile Lockbox, a major enhancement to the Identity Guard® Total Protection service. The MobiSecure Publisher solution is at the heart of the offering. MobiSecure Platform provides Intersections with a mobile security platform to extend its core Identity Guard offering by creating a host of new services that build closer, more personal and “sticky” relationships with new and existing customers. In addition, we received service revenue for support and maintenance from other service contracts for professional services and solutions.

A pilot program initiated in 2008 with the U.S. Army’s Telemedicine and Advanced Technology Research Center (part of the U.S. Army Medical Research and Materiel Command) to provide support for returning “Wounded Warriors” has led to a 5 year contract that was recently signed in November 2010. In September 2011, the mCare telehealth-outreach program, for members of the military recovering from mild traumatic brain injuries (TBI) and other wounds, was renewed for another year. We are providing development, maintenance and consulting services to help the Army hasten the recovery and track the progress of as many as 10,000 “wounded warriors” who return home or to community-based transition units following initial recuperation in military medical facilities.

January 2011 represented another significant and important customer signing, with our entry into a reseller agreement with 2205925 Ontario Limited d/b/a Mihealth Global Systems (“Mihealth”). Mihealth Global Systems will act as the exclusive distributor of the MobiSecure platform in Canada and as a nonexclusive distributor to the rest of the world excluding the United States. The 5 year agreement calls for Diversinet to receive annual minimum commitments of $400,000 in year 1, $700,000 in year 2, $1 million in year 3, $1.3 million in year 4 and $1.6 million in year 5. Key highlights of the Mihealth Global service offering are:

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

In June 2011, Johnson & Johnson Pharmaceutical Research & Development, L.L.C. (“J&J”) licensed our MobiSecure product for a pilot to improve medication utilization and consumer interaction. The product utilizes existing MobiSecure Publisher features and new features being developed for consumer interaction. During the third quarter of 2011, we delivered a MobiSecure® Publisher license to J&J. During the fourth quarter of 2011, we delivered a MobiSecure® SMS license to J&J.

In November 2010, we renewed our May 2007 license and value added reseller (“VAR”) agreement with Intersections Inc. (“Intersections”) for continued use by Intersections of our MobiSecure Wallet and MobiSecure Vault mobile secure access solutions. Although as amended in 2008 the VAR agreement provided for minimum annual license fees of $850,000 and $1,310,000, payable quarterly in advance, for the years ended November 2009 and 2010, respectively, the 2010 renewal does not provide for any minimum license fee. Further, should Intersections be unsuccessful at generating end-users and ultimately revenues, we would expect them to terminate the agreement.

Competition

The mobile applications market is an emerging market with an increasing number of vendors. The market is focused on specific niche/packaged applications rather than general purpose platforms such as Diversinet’ MobiSecure Platform. Vendors that compete in that market includes Pyxis Mobile, Kony Solutions, Spring Wireless, Rhomobile and others.

Diversinet’s combination offering of mobile native applications and secure messaging is still a major differentiating factor among competitors. This combination is especially helpful to mHealth applications such as case management, clinical/patient communication and clinical trials. Built-in security features is another key competitive differentiator for Diversinet as mobile security is still considered one of the top barriers to mHealth adoption. Few vendors currently offer a secure client/container technology that goes above and beyond satisfying HIPAA and other industry security and privacy requirements.

Our future success will be influenced by our ability to enhance our application development tools to enable our customers to develop their own, rich mobile applications and by further refinement of our target market and key customer segment. We need to differentiate our self by offering specialized and specific mHealth applications targeted to specific healthcare industry segments. Some examples include medication adherence, case management, EMR integration et cetera.

Regulatory Matters

Our products are subject to laws and implementing regulations effecting the health care industry, and in particular the regulations adopted in the United States under The Health Insurance Portability and Accountability Act of 1996 ("HIPAA"). HIPAA establishes, in relevant part, requirements regarding the confidentiality of patient health information, standard formats for the electronic interchange of health care and claims data, and penalties for ensuring the privacy of patient health information.

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

At present, we have seven U.S. patents, which will be in effect until at least August 22, 2017, four patents granted in Israel in effect until at least 2017, and four Canadian patent in effect until 2027, as follows:

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

On March 16, 2010, we received a US Patent from the U.S. Patent and Trademark Office for our “A Method For Device Auto-Detection and Classification”. This patent provides an automated method and system for classifying mobile devices for the purpose of downloading apps.

On August 10, 2010, we received a Canadian patent from the Canadian Intellectual Property Office for our “System and Method of Looking Up and Validating a Digital Certificate in One Pass”.

On November 1, 2011, we received a US Patent from the U.S. Patent and Trademark Office for our “A Method for Binding a Security element to a Mobile Device”.

We continue to seek patent and trademark protection where appropriate, and currently have 33 applications pending in the United States and Canada.

We also seek to protect our trade secrets and other proprietary information through license agreements with customers and suppliers, as well as non-disclosure and non-competition agreements with employees and consultants.

Marketing and Sales

Marketing

Our marketing efforts will support our primary marketing objectives:

•	Increasing awareness through building the Diversinet brand;

•

Generating sales leads in our target markets through the implementation of promotion programs and active participation in targeted events with cooperative marketing activities in support of channel partners;

•	Develop resellers and agents network to sell and support our products and solutions in certain geographic locations; and,

•	Direct marketing tactics via our corporate web site, trade shows, social media, webinars and public relations contacts.

Sales

We offer our mobile and access authentication products, solutions and services globally to healthcare and application providers employing several sales models to target our intended markets. We utilize a direct sales force as well as resellers and agents to sell our products and services. Ours direct sales force is compensated by a base salary and a sales commission plan as well as being able to participate in our stock option plan. We rely on our customers to deploy solutions to their end-user customers.

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

4-C.          Organizational Structure

In January 2003, we acquired 100% ownership of DSS, a professional services company, in Fremont, California. In February 2005 DSS completed an asset sale agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000. DSS is currently inactive. In September 2003, we acquired 100% ownership of Caradas, a smart card-based application security company headquartered just outside Boston, Massachusetts. In April 2010 we incorporated Diversinet Corp. pursuant to the general corporation law of the State of Delaware as a wholly-owned subsidiary of Diversinet Corp. (Ontario).

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

4-D.          Property, Plant and Equipment

Our head office is located in leased premises of approximately 8,442 square feet at 2235 Sheppard Avenue East, Suite 1700, Toronto, Canada M2J 5B5. The lease for our head office was renewed during November 2011 and expires in April 2017.

During February 2011, Diversinet Corp. (Delaware) entered into an office lease for our U.S. sales office. The U.S. sales office is located in leased premises of approximately 2,987 square feet at 222 West Las Colinas Boulevard, Suite 1405-North, Irving, Texas. The lease for our sales office expires in December 2016.

ITEM 4A.         Unresolved Staff Comments

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this annual report. Except for historical information, the discussions in Items 5A, 5B, 5C and 5D below contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as such, involve risks and uncertainties. Such forward-looking statements include, among others, those statements including the words, “expects”, “anticipates”, “intends”, “believes”, and similar language. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those discussed in the forward-looking statements include, but are not limited to, those discussed in “Risk Factors” in Item 3-D. of this annual report.

Our financial statements have been prepared in accordance with U.S. GAAP.

During 2009, the average U.S. – Canadian dollar rate was 1.14, causing our Canadian dollar expenditures to increase relative to the U.S. dollar in the prior year. During 2010, the average U.S. – Canadian dollar rate was 1.02, causing our Canadian dollar expenditures to increase relative to the U.S. dollar in the prior year. During 2011, the average U.S. – Canadian dollar rate was 0.9890, causing our Canadian dollar expenditures to be stable relative to the U.S. dollar in the prior year.

5-A.          Operating Results

Year ended December 31, 2011 compared to year ended December 31, 2010

Revenue

For the years ended December 31, 2011 and 2010, we reported revenues of $1,292,000 and $4,932,000, respectively. We generated 53% (98% in 2010) of our revenues from the United States, 39% (0% in 2010) from Canada and 8% (2% in 2010) from the Asia Pacific region during the year ended December 31, 2011. During 2011, we generated 34% (3% in 2010) of our revenues from consulting services and 66% (97% in 2010) from licensing. We currently generate our revenues from a small number of customers. The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income. During 2011, 82% of our revenue came from three customers, Mihealth, J&J and mCare (the U.S. Army’s Telemedicine and Advanced Technology Research Center). During 2010, 97% of our revenue came from two customers, AllOne and Intersections. While we endeavor to increase our customer base, the market that we operate in is still in an evolving stage and our revenue base is still quite small. Therefore, it is reasonable to expect that our revenue will continue to be concentrated among relatively few new customers for the near future.

In January 2011, we entered into a five year reseller agreement with 2205925 Ontario Limited d/b/a Mihealth Global Systems (“Mihealth”) which grants Mihealth the exclusive right to contract with Canadian head quartered companies and governmental and broader public sector entities located in Canada. Mihealth will have the non-exclusive right to contract in the rest of the world, excluding the United States. Mihealth has agreed to pay us an annual minimum commitment to maintain its exclusivity for the Canadian market. We have received annual minimum commitments of $400,000 for year 1 (2011), and subject to earlier termination, are to receive $700,000 in 2012 (of which we have received $175,000 as at December 31, 2011), $1 million in year 3 (2013), $1.3 million in year 4 (2014) and $1.6 million in year 5 (2015), payable in quarterly installments. Under the agreement, after the first year, Mihealth can terminate its Canadian exclusivity and payment of the minimum commitment amounts upon 180 days notice. Furthermore during 2011, the parties entered into a license agreement to allow Mihealth to move from a pilot program into production.

In June 2011, Johnson & Johnson Pharmaceutical Research & Development, L.L.C. (“J&J”) licensed our MobiSecure product for a pilot to improve medication utilization and consumer interaction. The product utilizes existing MobiSecure Publisher features and new features being developed for consumer interaction. During the third quarter of 2011, we delivered a MobiSecure® Publisher license to J&J. During the fourth quarter of 2011, we delivered a MobiSecure SMS license and 5,000 Publisher mClient user licenses to J&J.

In September 2011, the U.S. Army’s Telemedicine and Advanced Technology Research Center (part of the U.S. Army Medical Research and Materiel Command) mCare telehealth-outreach program, for members of the military recovering from mild traumatic brain injuries (TBI) and other wounds, was renewed for another year. We are providing development, maintenance and consulting services to help the Army hasten the recovery and track the progress of as many as 10,000 “wounded warriors” who return home or to community-based transition units following initial recuperation in military medical facilities.

Cost of Revenues

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers. There are no significant costs associated with the manufacturing of our software. We do not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues. Costs of revenues were $105,000 (gross margin of 92%) for the year ended December 31, 2011 compared to $23,000 (gross margin of 99%) for 2010, largely due to more consulting services activity during 2011. We are able to effectively redeploy our employees between our research and development projects, sales and marketing activities and customer service contracts on a continuous basis, thereby the cost of revenues only represents costs related to employees while they are actively involved in performing services under contracts.

Expenses

Research and development expenses include compensation of software development teams working on the continuing enhancement of our products, quality assurance, support and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department. The Company does not include an allocation of general operating expenses to its research and development expenses. Research and development expenses were $2,928,000 for the year ended December 31, 2011 compared to $3,112,000 for 2010. In 2011, the Company reduced research and development expenses by $205,000 (2010 - $208,000, 2009 - $nil) for refunds received during the year in relation to the prior year’s scientific research and development claims. The decrease in research and development costs in 2011 was largely due to decreases of $164,000 in bonus accrual and $98,000 in overall salaries due to a decrease in the head count from 30 to 28 during the year. These amounts were offset by an increase of $97,000 in consulting services, $47,000 in legal services and $11,000 in recruiting fees. In 2011, product development costs of $96,000 ($9,000 in 2010) were reallocated from research and development to cost of revenues as the development department redeployed its resources to perform professional services work to modify our products as required under our customer agreements.

Sales and marketing expenses include compensation of sales (salary and commissions) and marketing personnel, public relations and advertising costs, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department. The Company does not include an allocation of general operating expenses in its sales and marketing expenses. Sales and marketing expenses were $1,665,000 for the year ended December 31, 2011 compared to $1,783,000 for 2010. The decrease in 2011 is related mainly to decreases in overall salaries of $202,000 due to a reduction in the average number of people from 4 in 2010 to 2 in 2011, and recruiting fees of $180,000 incurred in 2010. These amounts were offset by an increase in consulting services of $126,000, marketing and membership expenses of $85,000 and rent expense of $45,000.

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs. Corporate personnel include executive officers, financial planning and control, legal, human resources and corporate administrative staff. General and administrative expenses were $2,059,000 for the year ended December 31, 2011 compared to $1,889,000 for 2010. Included in the December 31, 2011 general and administrative expenses is $670,000 ($659,000 for 2010) relating to stock-based compensation expenses. The increase in 2011 is related mainly to increases in recruiting fees of $141,000 and rent expense of $22,000. Under GAAP, the Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the common shares, stock options and warrant grants.

Depreciation

Depreciation expense was $63,000 for the year ended December 31, 2011 compared to $66,000 for 2010. The modest decrease in depreciation in 2011 is consistent with the property and equipment asset base.

Other Income

Foreign exchange losses were $32,000 for the year ended December 31, 2011 compared to a gain of $190,000 for the year ended December 31, 2010. During 2011, the U.S./Canadian dollar exchange rate depreciated by 0.022 (compared to an appreciation of 0.0539 during 2010). We earned interest, net and other income of $22,000 during 2011 compared to $57,000 for 2010 through investing our excess cash. Current interest rates for short term investment grade investments continue to be low.

As discussed below, during 2010, with the completion of the Settlement and Mutual Release Agreement with AllOne and AHG, HSA returned for cancellation 6,956,152 Diversinet common shares. We valued the returned shares at $3,061,000 (at a per share price of $0.44, being the closing price on the day prior to the effective date of the settlement agreement) and included this amount in other income in 2010. Furthermore, $500,000 of the $4 million cash paid by AllOne on termination of the above noted agreement was also allocated to other income as it did not meet the presentation criteria for revenue.

Net Income (Loss)

We reported net loss for the year ended December 31, 2011 of $5,537,000 compared to a net income of $1,867,000 for 2010. The net loss includes stock-based compensation expense relating to the issuance of common shares, options and warrants of $670,000 and $659,000 during 2011 and 2010, respectively. The 2011 net loss includes the loss from foreign exchange of $32,000 (gain of $190,000 in 2010) and other income of $nil (2010 – $3,561,000). Basic loss per share for 2011 was $0.13 compared to earnings per share of $0.04 in 2010 based on a weighted average of 42,587,632 and 45,029,121 common shares, respectively. At December 31, 2011, the Company had 43,009,347 (42,285,171 – 2010) common shares outstanding and 49,242,048 (47,749,984 – 2010) common shares on a fully diluted basis.

Year ended December 31, 2010 compared to year ended December 31, 2009

Revenue

For the years ended December 31, 2010 and 2009, we reported revenues of $4,932,000 and $7,973,000, respectively. We generated 98% (99% in 2009) of our revenues from the United States and 2% (1% in 2009) from the Asia Pacific region during the year ended December 31, 2010. During 2010, we generated 3% (7% in 2009) of our revenues from consulting services and 97% (93% in 2009) from licensing. Our revenues were generated from a small number of customers. During 2010, 97% of our revenue came from two customers, AllOne and Intersections (98% in 2009). The timing of signing customer contracts and the revenue recognition associated with the customer contracts also resulted in volatility in our revenues and operating income in 2010 and 2009.

On June 17, 2010 we entered into a Settlement and Mutual Release Agreement with our then principal customer, AllOne Mobile Corporation (“AllOne”), and related parties, providing in part for termination of our 2008 five-year License and Revenue Share Agreement (“2008 Agreement”) with AllOne, together with any future minimum commitments and revenue sharing obligations thereunder. The settlement arose out of legal proceedings commenced in January 2010 by AllOne and a related party seeking to terminate the 2008 Agreement. Under the settlement, AllOne paid to us $4,000,000 and AllOne’s ultimate parent, Hospital Service Association of Northeastern Pennsylvania (“HSA”), returned 6,956,152 Diversinet common shares to us for cancellation. We recognized $3,500,000 as revenues in Q2 2010. The difference between the total consideration received of $7,061,000 and the amount recognized as revenue has been recognized as other income (being $500,000 in cash and $3,061,000 relating to the return of 6,956,152 Diversinet common shares by HSA).

In November 2010, we renewed our May 2007 License and Value Added Reseller (“VAR”) Agreement with Intersections Inc. (“Intersections”) with respect to our MobiSecure Wallet and MobiSecure Vault mobile secure access solutions. Under the VAR license, as amended in December 2008, we received minimum annual license fees of $850,000 and $1,310,000 over the two years ended November 2010 and 2011 respectively, each amount payable quarterly in advance. As renewed, Intersections continues to use our software, but without any minimum license fees payment obligations.

Cost of Revenues

Our cost of revenues primarily represented the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers. There were no significant costs associated with the manufacturing of our software. We did not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues. Costs of revenues were $23,000 (gross margin of 99%) for the year ended December 31, 2010 compared to $175,000 (gross margin of 98%) for 2009, largely due to less consulting services activity during 2010. Because we were able to effectively redeploy our employees between our research and development projects, sales and marketing activities and customer service contracts on a continuous basis, the cost of revenues only represented costs related to employees while they were actively involved in performing services under contracts.

Expenses

Research and development expenses included compensation of software development teams working on the continuing enhancement of our products, quality assurance, support and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department. We did not include an allocation of general operating expenses to our research and development expenses. Research and development expenses were $3,112,000 for the year ended December 31, 2010 compared to $3,352,000 for 2009. The decrease in research and development costs in 2010 was largely due to the $208,000 received from our research and experimental development (SRED) claim for fiscal 2009 and the decrease in the head count from 31 to 29 during the year. In 2010, product developments costs of $9,000 ($54,000 in 2009) were reallocated from research and development to cost of revenues as the development department redeployed our resources to perform professional services work to modify our products as required under our customer agreements.

Sales and marketing expenses included compensation of sales (salary and commissions) and marketing personnel, public relations and advertising, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department. We did not include an allocation of general operating expenses in our sales and marketing expenses. Sales and marketing expenses were $1,783,000 for the year ended December 31, 2010 compared to $1,448,000 for 2009. The increase in 2010 of the sales and marketing expenses was related mainly to an increase in overall salaries of $172,000, consulting services of $80,000 and marketing expenses of $85,000. In May 2010, we hired Mark Trigsted to lead the expansion of Diversinet’s U.S. partner network and customer base. In 2010 we added three additional sales people to focus on the U.S. market.

General and administrative expenses included compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs. Corporate personnel included executive officers, financial planning and control, legal, human resources and corporate administrative staff. General and administrative expenses were $1,889,000 for the year ended December 31, 2010 compared to $2,326,000 for 2009. Included in the December 31, 2010 general and administrative expenses was $659,000 ($1,196,000 for 2009) relating to stock-based compensation expenses. Under GAAP, we were required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the common shares, stock options and warrant grants.

Depreciation

Depreciation expense was $66,000 for the year ended December 31, 2010 compared to $76,000 for 2009. The decrease in depreciation in 2010 was consistent with the property and equipment asset base.

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

As discussed above, with the completion of the Settlement and Mutual Release Agreement with AllOne and AHG, HSA returned for cancellation 6,956,152 Diversinet common shares. We valued the returned shares at $3,061,000 (at a per share price of $0.44, being the closing price on the day prior to the effective date of the settlement agreement). Furthermore, $500,000 of the $4 million paid by AllOne was allocated to other income as it did not meet the presentation criteria for revenue.

Net Income

We reported net income for the year ended December 31, 2010 of $1,867,000 compared to a net income of $1,911,000 for 2009. The net income included stock-based compensation expense relating to the issuance of common shares, options and warrants of $659,000 and $1,196,000 during 2010 and 2009, respectively. The 2010 net income included the gain from foreign exchange of $190,000 ($1,253,000 in 2009) and other income of $3,561,000 (2009 – nil). Basic earnings per share for 2010 was $0.04 compared to a earnings per share of $0.04 in 2009 based on a weighted average of 45,029,121 and 47,191,669 common shares, respectively. At December 31, 2010, we had 42,285,171 (48,335,872 – 2009) common shares outstanding and 47,749,984 (53,973,535 – 2009) common shares on a fully diluted basis.

Application of Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Significant areas of estimation include, but are not limited to, the allowance for doubtful accounts, income tax valuation allowances, stock based compensation, the useful life of depreciable assets and the recoverability of property and equipment. In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties, and, makes judgments, which in their opinion at the time, represent fair, balanced and appropriate estimates and assumptions. Actual results could differ from those estimates. The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit Committee and are set out below. The Company’s significant accounting policies are described in Note 2 to the Consolidated Financial Statements. There have not been any changes to the Company’s critical accounting policies and estimates during the past three fiscal years.

Revenue recognition: The Company derives revenue from licensing its products and providing related services, including installation, integration, maintenance.

(i) License revenue:

We recognize revenues in accordance with ASC Topic 985-605, “Software Revenue Recognition”. We record product revenues from software licenses and products when persuasive evidence of an arrangement exists, the software product has been shipped, there are no significant uncertainties surrounding product acceptance by the customer, the fees are fixed and determinable, and collection is considered probable. We use the residual method to recognize revenues on delivered elements when a license agreement includes one or more elements to be delivered at a future date if evidence of the fair value of all undelivered elements exists. If an undelivered element for the arrangement exists under the license arrangement, revenues related to the undelivered element is deferred based on vendor-specific objective evidence (VSOE) of the fair value of the undelivered element. Our multiple-element sales arrangements include arrangements where software licenses and the associated post contract customer support (PCS) are sold together. We have established VSOE of the fair value of the undelivered PCS element based on the contracted price for renewal PCS included in the original multiple element sales arrangement, as substantiated by contractual terms and our significant PCS renewal experience, from our existing worldwide base. Our multiple element sales arrangements generally include irrevocable rights for the customer to renew PCS after the bundled term ends. The customer is not subject to any economic or other penalty for failure to renew. Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms. It is our experience that customers generally exercise their renewal PCS option. In the renewal transaction, PCS is sold on a stand-alone basis to the licensees one year or more after the original multiple element sales arrangement. The exercised renewal PCS price is consistent with the renewal price in the original multiple element sales arrangement, although an adjustment to reflect consumer price changes is not uncommon. If VSOE of fair value does not exist for all undelivered elements, all revenues are deferred until sufficient evidence exists or all elements have been delivered. We assess whether payment terms are customary or extended in accordance with normal practice relative to the market in which the sale is occurring. Our sales arrangements generally include standard payment terms. These terms effectively relate to all customers, products, and arrangements regardless of customer type, product mix or arrangement size.

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

In instances when licenses are granted and the Company commits to deliver major product upgrades that meet the definition of an unspecified additional software product, the entire arrangement fee is accounted for as a subscription. Under subscription accounting, the fee is recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product.

(ii) Service revenue:

Typically, software license agreements are multiple element arrangements as they also include training, consulting, related maintenance and/or implementation services fees. Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangements. The Company’s software products are generally fully functional upon delivery and implementation and do not require any significant modification or alteration for customer use, however, for larger customers, customization services may be significant. Customers generally purchase consulting services to facilitate the adoption of the Company’s technology and may contract with the Company to have dedicated personnel to participate in the services being performed, but the customer may also decide to use their own resources or appoint other professional service organizations to provide these services.

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

Allowance for doubtful accounts

The Company has an accounts receivable balance of $287,000 at December 31, 2011 (2010 – $75,000). The Company’s historical revenues and related accounts receivable balances have fluctuated significantly. The valuation of accounts receivable requires significant estimates to be made by management and the valuation of these balances could have an impact on the Company’s consolidated financial statements. These accounts receivable are comprised of amounts arising from contractual arrangements with major health care and identity management providers. The Company determines an allowance for doubtful accounts based on knowledge of the financial conditions of its customers, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience. At December 31, 2011, management has consistently applied this methodology and the Company has had a history of minimal bad debt loss. A change in any of the factors impacting the estimate of the allowance for doubtful accounts will directly impact the amount of bad debt expense recorded in general and administrative expenses.

Income tax estimates

Management continually reviews the estimates of the valuation of deferred income tax assets. This involves the use of judgment in the estimation of future income projections, actual tax exposures, assessing temporary differences that result from differing treatments in items for accounting purposes versus tax purposes, and in estimating the recoverability of the benefits arising from tax loss carry-forwards. The Company is required to assess whether it is more likely than not that deferred tax assets will be realized prior to the expiration of the related tax loss carry forwards.

Changes in the forecasts of future profitability, the utilization of income tax loss carry forwards, the valuation allowance, and changes in tax rates could have a material impact on the reported amounts for deferred tax assets and deferred tax expense. The Company currently has a 100% valuation allowance against its future tax assets.

Stock based compensation

The Company records stock based compensation expense over the vesting period of the options based on the estimated fair value of the stock options granted. The Company’s policy is to determine the exercise price of an option based on the market price of the shares on the grant date. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options on the grant date and the amount is expensed over the vesting period of the stock options. The assumptions used in the calculation of fair value include the risk free interest rate, dividend yield, volatility factor and expected life of the options.

The risk free interest rate is based on the then current risk free interest rate for the expected life of the option. The dividend yield is based on the Company’s historical practice of dividend payments. The volatility factor is based on analysis of the history of the Company’s share price and management’s estimate of the expected volatility over the respective terms of the options. The expected life of the option is based on the expected length of time options are estimated to remain outstanding. The Company also estimates the expected forfeiture rate for options granted and periodically updates this estimate over time.

Changes in Accounting Policies Not Yet Adopted

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, “Comprehensive Income” (Topic 220) - Presentation of Comprehensive Income (ASU 2011-05), to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. ASU 2011-05 is effective for us in our first quarter of Fiscal 2013 and will be applied retrospectively. We are currently evaluating the impact on our consolidated financial statements.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, “Fair Value Measurement (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards” (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. ASU 2011-04 is effective for us in our third quarter of Fiscal 2012 and we believe these provisions will not have a material impact on our consolidated financial statements.

5-B.	Liquidity and Capital Resources

Cash and cash equivalents at December 31, 2011 were $7,397,000 compared with $12,459,000 at December 31, 2010. The net change in cash and cash equivalents at December 31, 2011 was a decrease of $5,062,000 compared with $209,000 in 2010. The 2011 decrease was largely due to cash used in operations of $5,004,000. The 2010 decrease was largely due to cash used in operations of $476,000, which was offset by foreign exchange gains of $190,000 and the exercise of options in an amount of $129,000. Cash used in investing activities for 2011 and 2010 is the result of the purchase of property and equipment of $89,000 and $29,000 respectively.

Our future source of capital is based principally upon our ability to achieve profitability in our operating activities. We have posted net losses in three of our past five years, including the most recent fiscal year just ended. In addition, period-to-period operating results are significantly dependent upon the sale of license agreements and our success in providing professional services. In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons. We do not currently have any debt financing from which our operations may be funded.

Should revenue from our operations, together with our existing cash and cash equivalents, prove inadequate to meet our short-term working capital requirements during the next twelve months, we may need to raise additional amounts to meet our working capital requirements. Possible sources of funding include private or public financings, strategic relationships or other arrangements to support our operations beyond the next twelve months. However, additional funding may not be available on terms attractive to us, or at all. If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies. Ultimately, there can be no assurance that we will be successful in obtaining additional financing or generating positive cash flows from operations. As a result of the losses incurred during our fiscal year 2011, and as detailed in note 1 to the consolidated financial statements contained elsewhere in this report, our failure to either raise capital when needed or to generate revenues could leave us with insufficient resources in the future to sustain our operations over the next twelve months.

We are also subject to financial market risk exposures related to interest rate fluctuations and foreign currency exchange rates. Our exposure to market rate risk for changes in interest rates relates primarily to our cash equivalents and short-term investments, created by our past equity financings. We have not used derivative financial instruments in our short-term investments. We invest in high quality money market instruments and bonds with terms of less than 90 days. We are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default, market and reinvestment risk. We do not make use of a bank line of credit and do not have any long-term debt. The impact of inflation has not been material to our business over the past five years.

The following table presents unaudited selected financial data for each of the last eight quarters ended December 31, 2011:

	Revenue for the period	Net income (loss) for the period	Net income (loss) per share
	($000’s)	($000’s)	($)
December 31, 2011	382	(1,664)	(0.04)
September 30, 2011	333	(1,074)	(0.03)
June 30, 2011	132	(1,688)	(0.04)
March 31, 2011	444	(1,111)	(0.03)
December 31, 2010	106	(1,505)	(0.04)
September 30, 2010	394	(933)	0.02
June 30, 2010	3,856	5,135	0.11
March 31, 2010	576	(1,005)	(0.02)

5-C.	Research and Development, Patents and Licenses, et cetera

We plan to continue to invest in research and development for our mobile device security products based on the technology we purchased in 1996, and we anticipate spending approximately $4,235,000 in the year ending December 31, 2012 in connection with these efforts. We expect to allocate the majority of funds to salary payments to staff for the continued research and development of our security product suite. We cannot reasonably estimate when the benefits, if any, of the continued development costs will be realized. We also cannot reasonably estimate whether any of the continuing development costs will result in revenue for us, or whether additional sources of funding will be available if continued development of the technology is unsuccessful.

5-D.	Trend Information

At this time, we cannot identify any known trends that are reasonably likely to have a material effect on our business due to a number of factors. We currently have a number of customers that are using our products for pilot projects or are in commercial deployment. We enter from time to time into multi-year contracts with customers that often have minimum threshold amounts due to us. While these contracts can provide us with multiple year revenue streams, these contracts often have a risk of cancellation if there is slow customer adoption. The sales cycle can take a significant amount of time. In addition to customer constraints, such as budgetary restrictions, the integration process required to make our products function properly within a customer’s specific application may be complex. Mobile data commerce applications are also in their infancy, and the need for security applications is dependent on the adoption of these applications by consumers.

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

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5-F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2011, we are committed under operating leases for a total amount of approximately $1,628,440. The minimum payments due in each of the following years are as follows:

Contractual obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Operating lease obligations	1,628,440	325,852	616,426	598,613	87,549
Total	$1,628,440	$325,852	$616,426	$598,613	$87,549

During February 2011, Diversinet Corp. (Delaware) entered into an office lease for our U.S. sales office. The U.S. sales office is located in leased premises of approximately 2,987 square feet and expires in December 2016. During November 2011, we amended and extended our head office lease (of approximately 8,442 square feet) until April 2017.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6-A.	Directors and Senior Management

Set forth below is information concerning our executive officers and directors as of February 22, 2012:

Name	Position	Age
Richard Eidinger	Director	51
David Hackett	CFO and Secretary	47
Gregory Milavsky	Director	50
Hon Pak	CEO	48
Alan Portela	Director	50
Philippe Tardif	Director	51
Albert Wahbe	Chairman	66
James Wigdale, Jr.	Director	51

The following sets forth certain information about each of our directors and executive officers:

Richard Eidinger, 51, has served as a director since September 2010. He is licensed to practice medicine in Canada and the United States. Dr. Eidinger has held executive positions with Aetna Health Plans and FHP (now United Healthcare) and currently is a Partner in the Life Sciences Practice of Heidrick & Struggles in the U.S.A. Dr. Eidinger graduated from the University of Saskatchewan College of Medicine. He completed training in Internal Medicine at the University of Western Ontario. He was a Fellow in Gastroenterology at the UCLA School of Medicine and is certified by the American Board of Internal Medicine. He also holds an M.B.A. from the Anderson Graduate School of Management at UCLA.

David Hackett, 47, has served as Chief Financial Officer and Corporate Secretary since March 2002. Previously, Mr. Hackett was CFO of a technology and service provider to electronic marketplaces, where he oversaw start-up operations, public financing and acquisitions. Mr. Hackett has also held senior financial management positions at EveryWare Development, Alliance Atlantis Communications and Entertainment Information Services Ltd. Mr. Hackett is a CA and holds an MBA with distinction from the Richard Ivey School of Business at the University of Western Ontario.

Gregory Milavsky, 50, has served as a Director since April 2007. Mr. Milavsky has over 20 years of corporate finance, investment banking and private equity experience in Toronto, London, New York and Tokyo. He was Associate Director of Corporate Finance with CIBC Limited, Investment Banker with James D. Wolfensohn Incorporated, Senior Vice President and Director with Rothschild Canada, Chief Executive of Rothschild Quantico Capital, Managing Director and Group Head of Scotiabank Private Equity Investments and is currently Senior Advisor of Canterbury Park Capital. He holds an MBA with distinction from the Harvard Graduate School of Business Administration and a bachelor of applied science degree in civil engineering from the University of Toronto.

Hon Pak, 48, has served as CEO since December 2011. Dr. Pak is a recently retired Chief Information Officer of the US Army Medical Department. He was the Army’s first Chief Medical Information Officer prior to his promotion to CIO. He also previously served as president of the American Telemedicine Association, leading the effort on global health and standards development for telehealth. He has also headed the Advanced Information Technology Group within the Telemedicine and Advanced Technology Research Center, which has served as the U.S. Department of Defense health IT research and development arm. Pak holds a medical degree from the Uniformed Services University of Health Sciences and completed a fellowship in dermatology at Walter Reed Army Medical Center. He is a distinguished graduate of the United States Military Academy.

Alan Portela, 50, has served as a Director since May 2011. Mr. Portela has more than 25 years experience as an information technology strategist and executive. He is currently CEO of Airstrip Technologies Inc, which provides mobile medical software applications designed to work across any platform to improve patient safety and reduce risk. He also serves as a director of CliniComp Intl. and an adviser to InTouch Health and Accenture. He is the founder of Hybrid Clinical Transformation LLC., which provides consulting services to healthcare companies. Mr. Portela is also a frequent industry speaker and lecturer at the University of California Irvine's Paul Merage School of Business.

Philippe Tardif, 51, has served as a Director since March 2007. Mr. Tardif is a partner at the law firm Borden Ladner Gervais LLP and specializes in securities law and capital markets transactions. He also advises on corporate governance matters and acts as advisor to special committees and boards of directors. A past member of the Securities Advisory Committee to the Ontario Securities Commission and a member of the Securities Law Subcommittee of the Ontario Bar Association, Mr. Tardif was called to the Ontario Bar in 1987.

Albert Wahbe, 66, (Chairman) has served as a Director since July 2006 and CEO from April 2007 to December 2011. Mr. Wahbe was previously Executive Vice President and Group Head, Global Transaction Banking at Scotiabank, where he led the evolution of e-commerce and e-banking to provide Global Business solutions. Mr. Wahbe was also CEO of e-Scotia, where he developed Scotiabank’s Internet banking, e-commerce, wireless, telephone banking and smart card technologies for consumers. Prior to Scotiabank, Mr. Wahbe held senior management positions in marketing and technology operations at I.B.M. Canada. Mr. Wahbe graduated from the Harvard University Graduate School of Business in 1998, completing the Advanced Management Program and International Senior Management Program.

James (‘Jay’) Wigdale Jr., 51, has served as a Director since January, 2005. Mr. Wigdale founded Lakefront Partners, LLC, a money-management firm, in 1998 and is the firm's Chief Investment Officer. Prior to founding Lakefront, he was senior VP of Institutional Sales and Regional Manager for Robert W. Baird & Co. Mr. Wigdale was also the VP of Corporate Banking from 1984 to 1990 at Barnett Bank, Inc. (now Bank of America). He holds a Bachelor of Science (Marketing) degree from Miami University of Ohio.

6-B.	Compensation Discussion and Analysis

The following table and notes show the executive compensation paid or accrued by us during the year ended December 31, 2011 to our Chief Executive Officer, our Chief Financial Officer and the three other most highly compensated executive officers of the Corporation (the “Named Executive Officers”) whose total compensation exceeded Cdn$150,000.  Such options were granted under either their employment agreement or the Plan.

	Annual Compensation (Cdn$)				Long Term Compensation	Total Compensation
Name and Principal Position	Salary		Bonus(7)	Other Annual Compensation	Options/ (Cdn$)	(Cdn$)
Albert Wahbe Chief Executive Officer	109,834	(1)	-	72,000	-	181,834
Hon Pak Chief Executive Officer	15,000	(2)	-	-	75,765	90,765
David Hackett Chief Financial Officer	190,000	(3)	-	-	-	190,000
David Annan Chief Technology Officer	200,000	(4)	-	-	24,916	224,916
Salah Machani SVP, Architecture & Development	200,000	(5)	23,391	-	24,916	248,307
Mark Trigsted EVP Global Healthcare	254,246	(6)	-	12,611	-	266,857

(1)	During 2011, Mr. Wahbe was compensated at the rate of Cdn$450,000 per year, payable by the issuance of up to 300,000 common shares per annum. See “Employment Agreements”.

(2)	Dr. Pak is currently being compensated at the rate of US$360,000 per annum. See “Employment Agreements”.

(3)	Mr. Hackett is currently being compensated at the rate of Cdn$190,000 per annum. See “Employment Agreements”.

(4)	Mr. Annan is currently being compensated at the rate of Cdn$200,000 per annum. See “Employment Agreements”.

(5)	Mr. Machani is currently being compensated at the rate of Cdn$200,000 per annum. See “Employment Agreements”.

(6)	Mr. Trigsted is currently being compensated at the rate of US$250,000 per annum. See “Employment Agreements”..

(7)

Bonus allocations, if any, are determined annually at the discretion of the board of directors on the recommendation of the Compensation Committee. Bonuses are accrued and recorded as compensation in the fiscal year they are paid or in the year in which they are earned. In the case of Mr. Wahbe, his bonus is payable in common shares (see Employment Agreements for further discussion).

There were no long-term incentive awards other than stock options made to the executive officers listed above during the fiscal year ended December 31, 2011. There are no pension plan benefits in place for our executive officers and none of our senior officers or directors is indebted to us. Termination and change of control benefits are described below in “Employment Agreements”. Further discussion of the rationale for compensation is included below in the Section 4C “Compensation Committee”.

Employment Agreements

We entered into an employment agreement with Albert Wahbe, Chief Executive Officer as of April 2008 and renewed for a one year term in March 2011. Mr. Wahbe’s compensation consists of an annual base compensation of up to Cdn$450,000, payable in up to 300,000 common shares (75,000 quarterly), bonus of up to Cdn$300,000 as determined by our Board of Directors, payable in up to 200,000 common shares. Mr. Wahbe is also entitled to reimbursement of up to Cdn$6,000 per month in expenses. In each of 2011 and 2010 Mr. Wahbe received 300,000 common shares and Cdn$72,000 in compensation as CEO. In December 2011, Mr. Wahbe entered into a termination agreement whereby Diversinet will pay his salary and expenses until March 2012. The employment agreement also contains certain change of control provisions and non-disclosure provisions.

We entered into a consulting agreement with HSP Technologies for the services of Hon Pak, as interim Chief Executive Officer, effective December 15, 2011. Dr. Pak’s compensation consisted of a monthly fee of $30,000. We entered into an employment agreement with Hon Pak, Chief Executive Officer, effective February 10, 2012, replacing the consulting agreement effective December 15, 2011, which provides for an annual base salary of U.S.$360,000,and a performance bonus of Cdn$180,000, as determined by our Board of Directors and payable upon the achievement of corporate objectives. The contract provides for payment of six months’ salary upon termination of employment without cause, and payment of twelve months’ salary upon termination as a result of a change-in-control within twelve months of a change of control. All unvested options shall vest upon a change of control. The employment agreement also contains certain change of control provisions, non-disclosure provisions, and is subject to certain termination provisions.

We entered into an employment agreement with David Hackett, effective April 1, 2008, as amended, replacing an employment agreement effective January 1, 2005, as amended, which provides for an annual base salary of Cdn$190,000, a performance bonus of Cdn$100,000, payable upon the achievement of corporate objectives, and reimbursement of up to Cdn$1,500 per month in expenses. The contract provides for payment of twelve months’ salary, bonus and expense reimbursement upon termination of employment without cause, and payment of 18 months’ salary, bonus and expense reimbursement upon termination as a result of a change-in-control or a change in responsibilities following a change-in-control within 18 months of a change of control. All unvested options shall vest upon a change of control. The employment agreement also contains certain change of control provisions, non-disclosure provisions, and is subject to certain termination provisions.

We entered into an employment agreement with David Annan, effective January 3, 2005, amended on April 17, 2006 which provides for an annual base salary of Cdn$200,000 and a performance bonus of Cdn$80,000, payable upon the achievement of corporate objectives. The contract provides for payment of six months’ salary upon termination of employment without cause and payment of twelve months salary upon termination as a result of a change-in-control within twelve months of a change of control. All unvested options shall vest upon a change of control. The employment agreement also contains certain change of control provisions, non-disclosure provisions, and is subject to certain termination provisions.

We entered into an employment agreement with Salah Machani, effective June 1, 2007, amended on September 15, 2011, which provides for an annual base salary of Cdn$200,000 and a performance bonus of $85,000, payable upon the achievement of corporate objectives. The contract provides for payment of six months’ salary upon termination of employment without cause and payment of twelve months salary upon termination as a result of a change-in-control within six months of a change of control. The employment agreement also contains certain change of control provisions, non-disclosure provisions, and is subject to certain termination provisions.

We entered into an employment agreement with Mark Trigsted, effective May 17, 2010, which provides for an annual base salary of US$250,000 and sales commissions based on our sales commission plan. The contract provides for payment of three months salary upon termination of employment without cause. All unvested options shall vest upon a change of control. The employment agreement also contains certain non-disclosure provisions, and is subject to certain termination provisions.

For the employment agreements discussed above, change of control is defined as more than 50% our outstanding common shares being controlled by one shareholder or group of related shareholders.  Diversinet may terminate the employee’s employment for cause in the event of the following: (i) for cause, including failure to perform at expected levels after reasonable notice, fraud or a material act of dishonesty, (ii) breach of a material term; (iii) if as a result of incapacity, employee is unable to fully perform their duties for a period of sixteen weeks; or (iv) death.  Employment agreements also provide for the grant of stock option as described above and in section 7-A below.  Furthermore, employee agrees not to solicit any employee or any customer, client or other person doing business with us for one year, as well as not to compete with us for one-year after ceasing to be an employee.

Compensation of Directors

During 2011, we issued common shares to non-management board members in lieu of cash compensation as follows: 75,000 on March 31st, 84,272 on June 30th, 93,750 on each of September 31st and December 31st. During 2010, the Company issued common shares to non-management board members in lieu of cash compensation as follows: 75,000 on each of March 31st, June 30th, and September 31st and 100,000 on December 31st. Our directors received no compensation during fiscal 2011 for attending meetings of the board of directors or a committee of the board of directors.

Director Name	Equity Paid	Options	Other		Total Compensation
	US$	US$	US$		US$
Ravi Chiruvolu	12,173	-	-		12,173
Richard Eidinger	27,000				27,000
Gregory Milavsky	27,000	-	-		27,000
Philippe Tardif	27,000	-	-		27,000
Alan Portela	14,489				14,489
Albert Wahbe	108,000	-	70,798	(1)	178,798
James Wigdale, Jr.	27,000	-	-		27,000

(1)	During 2011, Mr. Wahbe was being compensated as Chief Executive Officer. See discussion above and “Employment Agreements”.

Options to Purchase Our Securities

Amended and Restated Stock Option Plan

Our Amended and Restated Stock Option Plan was established on October 15, 1993 and was amended on February 4, 1997, April 16, 1999, May 15, 2000, January 22, 2003, August 15, 2003, February 22, 2005, February 22, 2006, May 2, 2007, May 13, 2008 and February 10, 2012. Under our share option plan, options for up to a specified maximum limit of 710,958,476 (to be a net amount of 8,984,362, being 10,958,476 in aggregate available under the Plan less the 1,974,114 issued on exercise of Options to date) common shares may be granted from time to time by the board of directors to our directors, officers, employees and consultants of us and any of our subsidiaries. Options granted under our share option plan generally have an exercise price equal to the greater of (i) the closing price of the common shares on the day immediately proceeding the day of the grant, and (ii) the weighted average price over the preceding five trading days of the grant and generally will be exercisable quarterly over a two-year period and will expire after five years.

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

As at February 22, 2012, there were a total of 7,352,701 options to purchase common shares outstanding under our share option plan at exercise prices ranging from $0.18 to $0.83 with expiration dates ranging from March 24, 2012 to February 10, 2017. The directors and officers as a group hold options to purchase 4,598,257 of our common shares. The following table provides details on the share options granted to our directors, officers, employees and consultants under the terms of our share option plan as at February 22, 2012.

Share Options Outstanding

Optionee	Total number of common shares subject to option	Share exercise price	Expiration date
Directors and Officers	4,598,257	$0.18 to $0.83	03/24/2012 – 02/10/2017
Employees and Consultants	2,754,444	$0.22 to $0.83	03/24/2011 – 11/19/2016

6-C.	Board Practices

Statement of Corporate Governance Practices

A description of our corporate governance practices is set out below in response to the requirements of National Instrument 58-101 (Disclosure of Corporate Governance Practices) of the Canadian Securities Administrators (“NI 58-101”).

Board of Directors

Our Board presently consists of seven directors, who are elected annually. Each director elected will hold office until the close of business of our first annual meeting of shareholders following his election unless his office is earlier vacated in accordance with our by-laws. The Board has established three standing committees: the Audit Committee, the Compensation Committee and the Governance Committee. Committee members are appointed annually following our annual meeting of shareholders.

The Board has delegated to the Chief Executive Officer and senior management the responsibility for day-to-day management of the business of Diversinet, subject to compliance with the plans approved from time to time by the Board of Directors. In addition to those matters which must by law or by our certificate of incorporation be approved by the Board, the Board retains responsibility for significant changes in our affairs such as approval of major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures.

The Board oversees the identification of the principal risks of our business and the implementation by management of appropriate systems to manage such risks. The Board reviews from time to time organizational matters such as succession planning. Given current management’s tenure, their vast experience and low turnover, succession planning is not seen as critical at the present time by the Board.

The following directors are “independent” pursuant to NI 58-101: Richard Eidinger, Gregory Milavsky, Philippe Tardif and James Wigdale. Hon Pak is not independent as he is our Chief Executive Officer. Alan Portela is not independent as he has received more than $75,000 in direct compensation during any 12 month period within the last three years. Albert Wahbe is not independent, as he is Chairman and until December 2011, was our Chief Executive Officer.

Directorships

Gregory Milavsky was a director of Realex Properties Inc. from February 2011 to October 2011. Otherwise, none of the directors is presently a director of any other issuer that is a reporting issuer (or the equivalent) in any jurisdiction.

Orientation and Continuing Education

Our Board of Directors takes the following steps to ensure that all new directors receive orientation regarding the role of the Board, our committees and our directors, and the nature and operation of the Company.

The first step is to assess a new director’s set of skills and professional background. This allows the orientation to be customized to that director’s needs since different information regarding the nature and operations of our business will be necessary and relevant to each new director. Once determined, one or more existing directors, who may be assisted by our management, provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

Orientation and education of directors is an ongoing matter. As such, ongoing informal discussions between management and members of the Board are encouraged and visits to our operations are organized.

Ethical Business Conduct

We are committed to promote the highest standard of ethic and integrity in the pursuance of all of our activities. Furthermore, the directors, officers and employees of the Company are expected to act and to hold their office within the best interests of the Company. We expect that all directors shall act in compliance of all laws and regulations applicable to their office as director of the Company.

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

Nomination of Directors

The Governance Committee assists the Board of Directors in seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement. During 2012, with the hiring of Hon Pak as Chief Executive Officer, the Governance Committee determined that it was beneficial to have Dr. Pak join the Board effective February 2012. During 2011 the Governance Committee reviewed the composition of the Board and qualifications of the Directors and reviewed a number of potential candidates leading to Alan Portela joining the Board effective May 2011. During 2010 the Governance Committee reviewed the composition of the Board and qualifications of the Directors and reviewed a number of potential candidates leading to Dr. Richard Eidinger joining the Board effective September 2010.

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

The Audit Committee assists the Board in its oversight functions as they relate to the accounting, financial reporting, auditing, risk management and internal controls. The Audit Committee has the following duties and responsibilities: (a) reviewing our audited financial statements and our unaudited interim financial statements and recommending whether such statements should be approved by the Board; (b) reviewing management’s discussion and analysis of financial condition and results of operations and related press releases and recommending whether such documents should be approved by the Board; (c) recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting and, where necessary, the removal of the independent auditors; (d) reviewing the scope and adequacy of audits to be conducted by the independent auditors; (e) adopting and annually reassessing formal terms of reference for the independent auditors; (f) monitoring and evaluating the independence and performance of the independent auditors; (g) pre-approving all non-audit services to be provided to us by our independent auditors prior to the commencement of such services; (h) reviewing all post-audit management letters containing the recommendations of the independent auditors and response or follow-up thereto from management; (i) reviewing and monitoring the integrity, adequacy and timeliness of the financial reporting and disclosure practices; (j) monitoring our compliance with legal and regulatory requirements related to financial reporting and disclosure; (k) monitoring and evaluating the adequacy of the internal accounting and audit procedures; (l) reviewing and ensuring the acceptability of our accounting principles; (m) identifying the principal financial risks; (n) overseeing reporting on internal controls of management and ensuring that management has designed and implemented an effective system of internal controls; (o) reviewing, and if deemed advisable, approving all related party transactions as defined in the governing legislation; (p) annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee; and (q) any other matters that the Audit Committee feels are important to our mandate or that the Board chooses to delegate to it.

It is the responsibility of the Audit Committee to maintain an open avenue of communication between ourselves, our independent outside auditor and our management. In performing our role, the Audit Committee is empowered to investigate any matter brought to our intention, with full access to all our books, records, accounts, facilities and personnel. The Audit Committee is also empowered to instruct and retain outside counsel or other experts as necessary.

The members of the Audit Committee are Gregory Milavsky (Chair), Richard Eidinger and Philippe Tardif, all of whom are non-management directors and are “independent” directors, as such term is defined in National Instrument 52-110 regarding Audit Committees. To carry out our responsibilities, the Audit Committee held five meetings during the year ended December 31, 2011, four meetings during the year ended December 31, 2010, and four meetings during the year ended December 31, 2009.

Compensation Committee

Overview and Philosophy

The Compensation Committee is comprised of three directors. It is the responsibility of the Compensation Committee to determine the level of compensation and to develop recommendations for stock option grants for approval by the Board of Directors in respect of our senior executives with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of our strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors. The members of the Compensation Committee are Richard Eidinger (chair), Alan Portela and Jay Wigdale.

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

For the year ended December 31, 2011, the Compensation Committee recommended and approved a total of $nil and nil common shares for the executive team out of a potential total bonus pool of $100,000 and 200,000 common shares or 0% of the potential total bonus pool. There are currently no guaranteed executive bonuses for 2012 or beyond. Furthermore, subsequent to December 31, 2011, there have been no new decisions or policies that materially affect the compensation paid during 2011.

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

Chief Executive Officer Compensation

In April 2011, Mr. Wahbe entered into a one year employment agreement to continue to serve as Chief Executive Officer. Mr. Wahbe’s compensation consists of salary of up to Cdn$450,000 and is payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to Cdn$300,000, payable through the issuance of up to 200,000 Diversinet common shares annually as determined by our Board of Directors. Mr. Wahbe is also entitled to reimbursement of up to Cdn$6,000 per month in expenses. In December 2011, Mr. Wahbe entered into a termination agreement whereby we will pay his salary and expenses until March 2012.

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

6-D.          Employees

As of the February 22, 2012, we have two senior officers, 38 employees and 1 contractor. Our CEO is located in Clarksburg, Maryland and our CFO is located in Toronto, Ontario. Of our 38 employees, 31 are in research and development (of which ten hold advanced degrees in science or business), 3 are in sales and marketing and 4 are in finance and administration.

We currently have two employees in the United States and 36 in Canada. Our employees are not unionized. We believe that our relations with our employees are good. We enter into employment contracts with most of our officers, managers and employees, which contain a non-compete clause both for the period of their employment with us and for one year thereafter.

6-E.          Share Ownership

Information as to the share ownership of our directors and executive officers is found under Item 6 - “Directors, Senior Management and Employees” under “Compensation” - “Diversinet Corp. Amended and Restated Stock Option Plan” and under Item 7 - “Major Shareholders”.

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7-A.	Major Shareholders

We are a publicly owned Canadian corporation. Another corporation or any government does not control us directly or indirectly.

 As of February 22, 2012, we had 43,009,347 common shares outstanding.

The following table shows the ownership of our common shares as of February 22, 2012 of:

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

Name	Number of Shares Owned	Number of Options or Warrants Owned	Options Represent	Percentage of Outstanding Shares

Richard Eidinger	100,000	-	_	0.2	%*

David Hackett	701,365	435,000 options	The vested and immediately exercisable portion of options to purchase an aggregate of 535,000 common shares at purchase prices ranging between $0.49 and $0.83 per share. The balance of these options vest annually beginning May 13, 2008.	2.6%

Gregory Milavsky	368,145	100,000 options	The vested and immediately exercisable portion of options to purchase an aggregate of 50,000 common shares at a purchase price of $0.49 and 50,000 common shares at a purchase price of $0.83 per share.	1.0%

Hon Pak	-	112,500 options	The vested and immediately exercisable portion of options to purchase 50,000 common shares at a purchase price of $0.41, 300,000 common shares at a purchase price of $0.18 per share and 1,400,000 common shares at a purchase price of $0.30 per share. The balance of these options vests on June 15, 2012 as to 100, 000 options and December 14, 2012 as to 100,000 options and annually beginning February 10, 2012 for the 1,400,000 options.	0.3	%*

Alan Portela	46,772	203,721 options	The vested and immediately exercisable portion of options to purchase an aggregate of 513,257 common shares at a purchase price of $0.49. and 423,257 common shares at a purchase price of $0.83 per share. The balance of these options vest at the rate of 8.33% per quarter beginning February 17, 2011 as to 90,000 and beginning May 13, 2011 as to 423,257.	0.6	%*

Name	Number of Shares Owned	Number of Options or Warrants Owned	Options Represent	Percentage of Outstanding Shares

Philippe Tardif	368,145	100,000 options	The vested and immediately exercisable portion of options to purchase an aggregate of 50,000 common shares at a purchase price of $0.49 and 50,000 common shares at a purchase price of $0.83 per share.	1.0%

Albert Wahbe	9,075,000	1,500,000 options	The vested and immediately exercisable portion of options to purchase an aggregate of 50,000 common shares at a purchase price of $0.83 per share and 1,450,000 common shares at a purchase price of $0.55 per share.	23.8%

Lakefront Partners, LLC and James B. Wigdale, Jr. (1)	5,248,534	100,000 options	The vested and immediately exercisable portion of options to purchase an aggregate of 50,000 common shares at a purchase price of $0.49 and 50,000 common shares at a purchase price of $0.83 per share.	12.4%

All Officers and Directors, beneficial owners as a group (7 persons)	15,907,961	2,551,221		42.0%

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

As part of the Settlement Agreement entered on June 2010 among us, AllOne and its ultimate parent, Hospital Service Association of Northeastern Pennsylvania (“HSA”), and others, HSA surrendered 6,956,152 common shares to us for cancellation. After giving effect to such cancellation, HSA’s ownership of the outstanding common shares of the Company was reduced to nil (0%) from 14.5% prior to such date.

7-B.	Related Party Transactions

During the year ended December 31, 2011, we engaged in transactions in the normal course of operations with related parties. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the parties negotiating at arms-length.

In April 2011, Mr. Wahbe entered into a one year employment agreement to continue to serve as Chief Executive Officer. Mr. Wahbe’s compensation consists of salary of up to Cdn$450,000 and is payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to Cdn$300,000 and is payable through the issuance of up to 200,000 Diversinet common shares annually as determined by our Board of Directors. In each of 2011 and 2010 Mr. Wahbe received 300,000 common shares and Cdn$72,000 in compensation as CEO. Mr. Wahbe is also entitled to reimbursement of up to Cdn$6,000 per month in expenses. In December 2011, Mr. Wahbe entered into a termination agreement whereby we will pay his salary and expenses until March 2012. Furthermore in April 2008, Mr. Wahbe received options to purchase up to an aggregate of 1,500,000 common shares at $0.55 per share, which options vest annually in arrears over a four year period ending in 2012. As of December 31, 2011, Albert Wahbe owns 9,075,000 common shares and 1,500,000 options, representing approximately 23.8% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

In May 2011, we appointed Mr. Alan Portela, a mHealth strategist and innovator to our board of directors. Additionally, Mr. Portela serves as chairman of the Diversinet Executive Advisory Board. The consulting firm founded by Mr. Portela, Hybrid Clinical Transformation LLC (“Hybrid”), has also been retained by us to provide sales and business development services. In 2011, options to purchase 513,257 common shares at $0.49 per share, vesting quarterly in arrears over a two year period were granted to Mr. Portela. During 2011, we paid Hybrid $70,000. We have transacted these services at the exchange amount.

In December 2011, we appointed Dr. Hon Pak, a recently retired Chief Information Officer (CIO) of the U.S. Army Medical Department, as interim Chief Executive Officer. The consulting firm founded by Dr. Pak, HSP Consulting (“HSP”) has been retained by Diversinet to provide Dr. Pak’s services. In 2011, options to purchase 300,000 common shares at $0.18 per share, vesting equally in December 2011, June 2012 and December 2012 were granted to Dr. Pak upon his appointment to the position of interim CEO. In addition, 50,000 common shares with a fair value of $0.41 per share, vesting quarterly in arrears over a two year period were granted to Dr. Pak in exchange for services rendered in his role as member of the Company’s advisory board. During 2011, the Company paid HSP $15,000. The Company has transacted these services at the exchange amount.

7-C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8

FINANCIAL INFORMATION

8-A.	Consolidated Statements and Other Financial Information

The financial statements are included in this Registration Statement, Form 20-F under Item 17.

Legal proceedings

On June 17, 2010 we entered into a Settlement and Mutual Release Agreement with our then principal customer, AllOne Mobile Corporation (“AllOne”), and related parties, providing in part for termination of our 2008 five-year License and Revenue Share Agreement (“2008 Agreement”) with AllOne, together with any future minimum commitments and revenue sharing obligations thereunder. The settlement arose out of legal proceedings commenced in January 2010 by AllOne and its parent, AllOne Health Group, Inc., seeking a declaratory judgment terminating the 2008 Agreement upon payment of $3,000,000. Under the settlement, AllOne paid to us $4,000,000 and AllOne’s ultimate parent, Hospital Service Association of Northeastern Pennsylvania (“HSA”), returned 6,956,152 Diversinet common shares to us for cancellation. As a result of the settlement, we recognized $3,500,000 as revenues in Q2 2010 and, with respect to the difference between the total consideration received of $7,061,000 and the amount recognized as revenue, as other income (being $500,000 in cash and $3,061,000 relating to the return of 6,956,152 Diversinet common shares by HSA). In calculating the value of the consideration received, we valued the returned common shares using the closing price of our shares on the day immediately prior to the date of the Settlement Agreement.

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

The following table lists the high, low and closing prices on the OTC Bulletin Board of our common shares for the last five fiscal years ended December 31:

OTC Bulletin Board Trading Activity

Year ended December 31,	High	Low	Closing	Trading Volume (000)
2011	$0.54	$0.17	$0.20	3,344
2010	$0.79	$0.25	$0.47	5,216
2009	$0.99	$0.14	$0.75	11,216
2008	$0.71	$0.26	$0.42	8,351
2007	$1.54	$0.45	$0.47	11,819

The following table lists the high, low and closing prices on the OTC Bulletin Board of our common shares for the last eight fiscal quarters:

OTC Bulletin Board Trading Activity

Quarter Ended	High	Low	Closing	Trading Volume (000)
December 31, 2011	$0.38	$0.17	$0.20	1,112
September 30, 2011	$0.49	$0.24	$0.37	768
June 30, 2011	$0.51	$0.34	$0.41	330
March 31, 2011	$0.54	$0.29	$0.46	731
December 31, 2010	$0.68	$0.29	$0.47	1,355
September 30, 2010	$0.48	$0.25	$0.45	1,016
June 30, 2010	$0.49	$0.34	$0.45	1,635
March 31, 2010	$0.79	$0.30	$0.345	1,211

The following table lists the high, low and closing prices on the OTC Bulletin Board of our common shares for the last six months:

OTC Bulletin Board Trading Activity

Month Ended	High	Low	Closing	Trading Volume (000)
January 2012	$0.27	$0.18	$0.21	75
December 2011	$0.38	$0.17	$0.20	765
November 2011	$0.25	$0.17	$0.22	154
October 2011	$0.37	$0.25	$0.26	194
September 2011	$0.42	$0.30	$0.37	155
August 2011	$0.49	$0.24	$0.40	463

The following table lists the high, low and closing prices on the TSX Venture Exchange of our common shares for the last four fiscal years ended December 31:

TSX Venture Exchange Trading Activity (Prices in Cdn$)

Year ended December 31,	High	Low	Closing	Trading Volume (000)
2011	$0.53	$0.16	$0.18	457
2010	$0.73	$0.36	$0.37	1,610
2009	$0.99	$0.45	$0.80	549
2008	$0.55	$0.35	$0.35	47

The following table lists the high, low and closing prices on the TSX Venture Exchange of our common shares for the last eight fiscal quarters:

TSX Venture Exchange Trading Activity (Prices in Cdn$)

Quarter Ended	High	Low	Closing	Trading Volume (000)
December 31, 2011	$0.32	$0.18	$0.18	102
September 30, 2011	$0.43	$0.16	$0.31	106
June 30, 2011	$0.48	$0.34	$0.38	112
March 31, 2011	$0.53	$0.37	$0.37	139
December 31, 2010	$0.68	$0.36	$0.37	224
September 30, 2010	$0.52	$0.36	$0.38	284
June 30, 2010	$0.50	$0.36	$0.50	713
March 31, 2010	$0.73	$0.36	$0.42	389

The following table lists the high, low and closing prices on the TSX Venture Exchange of our common shares for the last six months:

TSX Venture Exchange Trading Activity (Prices in Cdn$)

Month Ended	High	Low	Closing	Trading Volume (000)
January 2012	$0.27	$0.19	$0.23	32
December 2011	$0.39	$0.18	$0.18	9
November 2011	$0.26	$0.18	$0.19	40
October 2011	$0.32	$0.22	$0.22	53
September 2011	$0.38	$0.29	$0.32	26
August 2011	$0.43	$0.16	$0.33	28

Our common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services Inc. located in Toronto, Ontario, Canada, the registrar and transfer agent for our common shares.

On February 22, 2012, the shareholders’ list for our common shares showed 182 registered shareholders and 43,009,347 shares outstanding. Of the 182 registered shareholders, 132 list U.S. addresses, showing ownership of an aggregate of 20,716,804 shares, representing 48% of our outstanding common shares.

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

General

Our authorized share capital consists of an unlimited number of common shares, no par value. As of December 31, 2011, we had 43,009,347 common shares issued and outstanding. We have no authorized preferred shares.

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

Warrants

We have outstanding warrants as at December 31, 2011, currently or within the next 60 days, exercisable for up to an aggregate of 280,000 of our common shares at an exercise price of $0.75 and $1.00 per share.

Options

We have outstanding options as at December 31, 2011, currently or within the next 60 days, exercisable for up to an aggregate of 4,069,103 of our common shares at an exercise price range between $0.18 and $0.83per share.

10-B.	Memorandum and Articles of Association

1.

Our Certificate of Incorporation No. is 1054873 (Ontario). Our objectives are not indicated on the registration form. However, our objective is to enable mobile e-commerce (m-commerce) services with our wireless security infrastructure solutions.

2.	(a) A Director shall disclose in writing to us or request to have entered into the minutes of the meeting the nature and extent of his interest regarding any material contracts.

(b)	Not Applicable.

(c)	Not Applicable.

(d)	Not Applicable. Directors are appointed at the annual shareholders’ meeting or appointed by special resolution.

(e)	Not Applicable.

3.

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

On June 17, 2010 we entered into a Settlement and Mutual Release Agreement with our then principal customer, AllOne Mobile Corporation (“AllOne”), and related parties, providing in part for termination of our 2008 five-year License and Revenue Share Agreement (“2008 Agreement”) with AllOne, together with any future minimum commitments and revenue sharing obligations thereunder. Under the 2008 Agreement, we provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market. The settlement arose out of legal proceedings commenced in January 2010 by AllOne and its parent, AllOne Health Group, Inc., seeking a declaratory judgment terminating the 2008 Agreement upon payment of $3,000,000. Under the settlement, AllOne paid to us $4,000,000 and AllOne’s ultimate parent, Hospital Service Association of Northeastern Pennsylvania (“HSA”), returned 6,956,152 Diversinet common shares to us for cancellation. As a result of the settlement, we recognized $3,500,000 as revenues in Q2 2010 and, with respect to the difference between the total consideration received of $7,061,000 and the amount recognized as revenue, as other income (being $500,000 in cash and $3,061,000 relating to the return of 6,956,152 Diversinet common shares by HSA). In calculating the value of the consideration received, we valued the returned common shares using the closing price of our shares on the day immediately prior to the date of the Settlement Agreement. We retained complete ownership and control over our related intellectual property developed during the term of the 2008 Agreement.

In April 2011, Mr. Wahbe entered into a one year employment agreement to continue to serve as Chief Executive Officer. Mr. Wahbe’s compensation consists of salary of up to Cdn$450,000 and is payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to Cdn$300,000 and is payable through the issuance of up to 200,000 Diversinet common shares annually as determined by our Board of Directors. In each of 2011 and 2010 Mr. Wahbe received 300,000 common shares and Cdn$72,000 in compensation as CEO. Mr. Wahbe is also entitled to reimbursement of up to Cdn$6,000 per month in expenses. In December 2011, Mr. Wahbe entered into a termination agreement whereby we will pay his salary and expenses until March 2012. Furthermore in April 2008, Mr. Wahbe received options to purchase up to an aggregate of 1,500,000 common shares at $0.55 per share, which options vest annually in arrears over a four year period ending in 2012. As of December 31, 2011, Albert Wahbe owns 9,075,000 common shares and 1,500,000 options, representing approximately 23.8% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

During the second quarter of 2007 Albert Wahbe, our Chairman, was appointed Chief Executive Officer. In April 2008, Mr. Wahbe entered into a three year employment agreement, renewable for a further one year period at the discretion of the Board of Directors. Mr. Wahbe’s compensation currently consists of salary of up to Cdn$450,000 and is payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to Cdn$300,000 and is payable through the issuance of up to 200,000 Diversinet common shares annually as determined by our Board of Directors. In each of 2011 and 2010 Mr. Wahbe received 300,000 common shares and Cdn$72,000 in compensation as CEO. Mr. Wahbe is also entitled to reimbursement of up to Cdn$6,000 per month in expenses. In April 2011, Mr. Wahbe entered into a one year employment agreement, extending his service as Chief Executive Officer and in December 2011, Mr. Wahbe entered into a termination agreement with us whereby we will pay his salary and expenses until March 2012.

In May 2007 we entered into a three year license and value added reseller (“VAR”) agreement with Intersections Inc. (“Intersections”) for our MobiSecure Wallet and MobiSecure Vault mobile secure access solutions. Intersections is a leading provider of identity theft protection and credit management solutions for consumers. MobiSecure Wallet and MobiSecure Vault will provide Intersections with a mobile security platform to offer our users secure and immediate access to a host of personal, financial, and insurance identity information, as well as other critical privileged data, thereby extending our current core offering. In December 2008, we amended the license and VAR agreement to change the contract term to November 2010. This amendment provided for minimum license fees of $850,000 and $1,310,000 over the two years ended November 2010, respectively, payable quarterly in advance. The VAR has been renewed without the minimum license fees and Intersections continues to use our software.

A pilot program initiated in 2008 with the U.S. Army’s Telemedicine and Advanced Technology Research Center (part of the U.S. Army Medical Research and Materiel Command) to provide support for returning “Wounded Warriors” led to a 5 year contract (renewable annually) that was signed in November 2010. In September 2011, the agreement was renewed for another year. We are providing development, maintenance and consulting services to help the Army hasten the recovery and track the progress of as many as 10,000 “wounded warriors” who return home or to community-based transition units following initial recuperation in military medical facilities.

In January 2011 we entered into a five year reseller agreement with 2205925 Ontario Limited d/b/a Mihealth Global Systems (“Mihealth) which grants Mihealth the exclusive right to contract with Canadian head quartered companies and governmental and broader public sector entities located in Canada. Furthermore, Mihealth will have the non-exclusive right to contract in the rest of the world, excluding the United States. Mihealth has agreed to pay Diversinet an annual minimum commitment to maintain its exclusivity for the Canadian market. We received annual minimum commitments of $400,000 for year 1 (2011), and is to receive $700,000 in year 2, $1 million in year 3, $1.3 million in year 4 and $1.6 million in year 5. Under the agreement, after the first year, Mihealth can terminate its Canadian exclusivity and payment of the minimum commitment amounts upon 180 days notice. Furthermore, the parties entered into a license agreement to allow Mihealth to move from a pilot program into production.

During February 2011, Diversinet Corp. (Delaware) entered into an office lease for our U.S. sales office. The U.S. sales office is located in leased premises of approximately 2,987 square feet at 222 West Las Colinas Boulevard, Suite 1405-North, Irving, Texas. The lease, which is for 68 months including two months of beneficial occupancy, for our sales office expires on or about October 2016.

In June 2011, Johnson & Johnson Pharmaceutical Research & Development, L.L.C. (“J&J”) licensed our MobiSecure product for a pilot to improve medication utilization and consumer interaction. The product utilizes existing MobiSecure Publisher features and new features being developed for consumer interaction. During the third quarter of 2011, we delivered a MobiSecure® Publisher license to J&J. During the fourth quarter of 2011, we delivered a MobiSecure SMS license and 5,000 Publisher mClient user licenses to J&J.

During December 2011, we entered into a consulting agreement with HSP Technologies for the services of Hon Pak, as interim Chief Executive Officer, effective December 15, 2011. Dr. Pak’s compensation consisted of a monthly fee of $30,000. We entered into an employment agreement with Hon Pak, Chief Executive Officer, effective February 10, 2012, replacing the consulting agreement effective December 15, 2011, which provides for an annual base salary of U.S.$360,000,and a performance bonus of Cdn$180,000, as determined by our Board of Directors and payable upon the achievement of corporate objectives. The contract provides for payment of six months’ salary upon termination of employment, and payment of twelve months’ salary upon termination as a result of a change-in-control within twelve months of a change of control. All unvested options shall vest upon a change of control. The employment agreement also contains certain change of control provisions, non-disclosure provisions, and is subject to certain termination provisions.

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

Dispositions

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a common share unless the share is “taxable Canadian property” to the holder thereof and the non-resident is not entitled to relief under a tax treaty. In the case of a non-resident holder to whom our common shares are taxable Canadian property and who is resident only in the United States for purposes of the Tax Convention, no tax under the ITA will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada. We believe that the value of our common shares is not derived principally from real property situated in Canada.

Our common shares would be taxable Canadian property to a non-resident holder if, at any time during the period of sixty months immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder together with persons with whom the holder did not deal at arm’s length, owned 25% or more of our issued shares of any class or series, and more than 50% of the value of those shares derived from any combination of real property situated in Canada, Canadian resource properties, timber resource properties, or options in respect of interests in the foregoing. We do not believe that more than 50% of the value of our shares of any class derives from any combination of real property situated in Canada, Canadian resource properties, timber resource properties, or options in respect of interests in the foregoing, with the result that the shares would not be considered taxable Canadian property.

Material United States Federal Income Tax Consequences

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS OF OUR COMMON SHARES ARE HEREBY NOTIFIED THAT (A) ANY DISCUSSION OF UNITED STATES FEDERAL INCOME TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY HOLDERS OF OUR COMMON SHARES FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDERS UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “INTERNAL REVENUE CODE”), (B) ANY DISCUSSION OF UNITED STATES FEDERAL INCOME TAX ISSUES HEREIN IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN, AND (C) HOLDERS OF OUR COMMON SHARES SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a discussion of material United States Federal income tax consequences generally applicable to a U.S. Holder (as defined below) of our common shares. This discussion does not address all potentially relevant United States Federal income tax matters, and it does not address consequences peculiar to persons subject to special provisions of United States Federal income tax law, such as, for example, tax-exempt organizations, qualified retirement plans, persons subject to alternative minimum tax, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee share options or otherwise as compensation. In addition, this discussion only applies to common shares held by U.S. Holders as capital assets within the meaning of Section 1221 of the Internal Revenue Code, and does not cover any state, local or foreign tax consequences.

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

U.S. Holders

As used herein, the term “U.S. Holder” means a person, with the exception of those subject to special provisions of Federal income tax law, that holds our common shares that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States, (iii) an estate, the income of which is subject to United States Federal income tax without regard to its source and (iv) a trust if (A) a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or (B) the trust has in effect a valid election under applicable United States Treasury Regulations to be treated as a U.S. person.

If a partnership or an entity treated as a partnership for United States Federal income tax purposes holds common shares, the United States Federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships or a partner in a partnership holding common shares should consult their own tax advisor regarding the consequences of the ownership and disposition of common shares by the partnership.

Distributions on Our Common Shares

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions (see more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits under U.S. tax laws, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. Currently, there are no preferential tax rates for capital gains for a U.S. Holder that is a corporation. Dividends paid in Canadian dollars will be included in income in a U.S. dollar amount based on the exchange rate at the time of their receipt. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Canadian dollars received as a dividend which are converted into U.S. dollars on a date subsequent to receipt.

Non-corporate U.S. Holders generally will be eligible for the preferential U.S. federal rate on qualified dividend income for tax years beginning on or before December 31, 2012, provided that we are a "qualified foreign corporation," the stock on which the dividend is paid is held for a minimum holding period, and other requirements are satisfied.

A qualified foreign corporation includes a foreign corporation that is not a PFIC (as defined below) in the year of the distribution or in the prior tax year and that is eligible for the benefits of an income tax treaty with the United States, if such treaty contains an exchange of information provision and the United States Treasury Department has determined that the treaty is satisfactory for purposes of the legislation. Based on current law and applicable administrative guidance, our dividends paid before December 31, 2012 should be eligible for treatment as qualified dividend income, provided the holding period and other requirements are satisfied. In the absence of intervening legislation, dividends received by a U.S. Holder after tax years beginning on or after December 31, 2012 will be taxed to such U.S. Holder at ordinary income rates.

Dividends paid on our common shares generally will not be eligible for the dividends received deduction allowable to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of Diversinet. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

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

Disposition of Our Common Shares

A U.S. Holder will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the U.S. Holder’s tax basis in the our common shares. Any gain recognized on the sale or other disposition of common shares generally will be U.S. source income. Any loss recognized on the sale or other disposition of common shares generally will be U.S. source. However, such loss will be foreign source to the extent certain dividends were received by the U.S. Holder within the 24-month period proceeding the date on which the loss was recognized. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, a capital loss is deductible only to the extent of capital gains, plus ordinary income of up to U.S. $3,000; any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Internal Revenue Code), any unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. However, the amount that can be carried back is limited to an amount that does not cause or increase a net operating loss in the carry back year. If the amount realized on a sale or exchange is not denominated in U.S. dollars, the amount realized will be equal to the U.S. dollar value thereof, determined at the spot rate on the date of the sale or exchange.

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

Passive Foreign Investment Company

United States income tax legislation contains rules governing passive foreign investment companies, as defined in Section 1297 of the Internal Revenue Code (“PFICs”), that can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Internal Revenue Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and some types of rents and royalties, or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Based on these tests we do not believe that we met the definition of a PFIC in 2000, 2001, 2002, 2003, 2004, 2005, 2006, 2007, 2008, 2009, 2010 or 2011. As stated above, we believe that we will not be treated as a PFIC for our fiscal year 2012.

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

In general, the adverse U.S. federal income tax consequences of holding stock of a PFIC described above may be mitigated if a U.S. shareholder of the PFIC is able to, and timely makes, a valid qualified electing fund (“QEF”) election with respect to the PFIC or a valid mark-to-market election with respect to the stock of the PFIC. U.S. Holders should consult their own tax advisors as to the tax consequences of owning and disposing of stock in a PFIC, including the availability of any elections that may mitigate the adverse U.S. federal income tax consequences of holding stock of a PFIC and any information reporting requirements that may apply to shareholders of a PFIC.

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

Information reporting and backup withholding

In general, information reporting requirements will apply to payments with respect to common shares paid to a U.S. Holder other than certain exempt recipients (such as corporations). Backup withholding will apply to such payments if such U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such U.S. Holder's United States Federal income tax liability provided the required information is furnished by such U.S. Holder to the Internal Revenue Service. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service.

Recent legislative developments

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include common shares) to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of common shares.

Certain Canadian Federal Income Tax Considerations

Our common shares are posted for trading on a designated stock exchange for the purposes of the Income Tax Act (Canada) (which includes the TSX Ventures Exchange Tiers 1 and 2). Provided that the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder together with persons with whom the holder did not deal at arm’s length, owned less than 25% of our issued common shares, and no greater than 50% of the value of those shares derived from any combination of real property situated in Canada, Canadian resource properties, timber resource properties, or options in respect of interests in the foregoing, our common shares would not be considered taxable Canadian property.

In addition, as our common shares are listed on a recognized stock exchange for purposes of the Income Tax Act (Canada), they would be considered “excluded property”. As a result of the foregoing, the provisions of section 116 of the Income Tax Act (Canada) requiring that notice be given to the Canada Revenue Agency for such a disposition, or proposed disposition, would not be applicable, and there would be no necessity, on the part of the purchaser, to withhold and remit to CRA a designated portion of the proceeds.

10-F.          Dividends and Paying Agents

Not Applicable.

10-G.          Statements by Experts

Not Applicable.

10-H.          Documents on Display

We are subject to certain of the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith, files reports and other information with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we are not required to publish financial statements as frequently or as promptly as United States companies.

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

10-I.          Subsidiary Information

Our consolidated financial statements include the accounts of Atria Limited (a 50% owned inactive joint venture that operated in Hong Kong), Diversinet Corp. (a Delaware corporation), and Caradas, Inc. (a Delaware corporation). Furthermore it includes our wholly-owned inactive subsidiaries, Diversinet Corporation of America (a Delaware corporation), Diversinet Inc. (an Ontario corporation), Diversinet (Israel) Ltd. (an Israeli corporation), The Instant Publisher Ltd. (a Barbados corporation), and DSS Software Technologies (a California corporation).

ITEM 11. Quantitative and Qualitative Disclosure about Market Risk

We believe that inflation has not had a material impact on our results of operations for each of our fiscal years in the three-year period ended December 31, 2011. However, there can be no assurance that future inflation would not have an adverse impact on our operating results and financial condition. We have limited market risk exposure since we do not have any outstanding variable rate debt or derivative financial and commodity instruments as of December 31, 2011.

Since we currently earn revenues and incur expenses in United States dollars and Canadian dollars, exchange rates for these and other local currencies in countries where we may operate in the future may fluctuate in relation to the United States dollar and such fluctuations may have an adverse effect on our earnings or assets when Canadian or local currencies are exchanged for United States dollars. We do not have any foreign currency derivative instruments outstanding at December 31, 2011. Losses and gains resulting from the translation of revenue and expenses denominated in foreign currencies into United States dollars have been included in our results of operations.

For the year ended December 31, 2011, we had a foreign exchange loss of $32,000 compared to foreign exchange gain of $190,000 for the year ended December 31, 2010 and $1,254,000 for the year ended December 31, 2009.

ITEM 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None

ITEM 14. Material Modifications to the Rights to Security Holders and Use of Proceeds

None

ITEM 15. Controls and Procedures

15-A.          Disclosure Controls and Procedures

 Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”) and Canadian securities laws, the Company carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011, the latest completed fiscal year. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in reports that the Company files or submits under the Exchange Act and Canadian securities laws is recorded, processed, summarized and reported as and when required and that it is accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

15-B          Management’s Report on Internal Control over Financial Reporting

 Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(a)          Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(b)          Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(c)          Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, we used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to identify any material weaknesses with respect to our internal control over financial reporting as of December 31, 2011. A material weakness in internal controls over financial reporting is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Based on this assessment, management concluded that internal control over financial reporting is effective, as of December 31, 2011.

15-C           Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm under confirming rules of the Securities and Exchange Commission adopted pursuant to the 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act,

15-D           Changes in Internal Control over Financial Reporting

 During the year ended December 31, 2011, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

Messrs. Eidinger, Milavsky and Tardif, all of whom are non-management directors currently comprise the Audit Committee. Mr. Milavsky is Chairman of the Audit Committee.

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

ITEM 16 C. Principal Accountant Fees and Services

KPMG LLP served as our auditors for the fiscal years ended December 31, 2011, December 31, 2010, and December 31, 2009. The only fees paid to KPMG LLP were Audit Fees.

Audit Fees

KPMG LLP billed Cdn$141,400 in fiscal 2011, ($155,500 in fiscal 2010, $127,500 in fiscal 2009) for professional services rendered for the audit of the Annual Consolidated Financial Statements and services that are normally provided in connection with statutory and regulatory filings.

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

ITEM 16 H. Mine Safety Disclosure.

 Not Applicable.

PART III

ITEM 17. Financial Statements

Our financial statements have been prepared in accordance with United States generally accepted accounting principals (GAAP).

Reference is made to our consolidated financial statements and related footnotes attached as an exhibit to this Report.

ITEM 18. Financial Statements

We have elected to provide financial statements pursuant to Item 17.

ITEM 19. Exhibits

Financial Statements:

•	KPMG LLP Auditors’ Report dated February 27, 2012

•	Consolidated Balance Sheets as at December 31, 2011 and December 31, 2010.

•	Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2011, 2010 and 2009.

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2011, 2010 and 2009.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009.

•	Notes to Consolidated Financial Statements.

Exhibits:

1.1	Certificate of Incorporation (1)

4.1	Form of Employment Agreement with Albert Wahbe (4)

4.2	Form of Settlement Agreement with AllOne, et al. (5)

4.3	Form of Software License Agreement with Johnson & Johnson Pharmaceutical Research & Development, L.L.C.

4.4	Form of Amendment of License and VAR Agreement (4)

4.5	Form of License Agreement with Mihealth Global Systems

4.6	Form of Reseller Agreement with Mihealth Global Systems

4.7	Form of Lease extension dated November 28, 2011 with Dorsay Development Corporation and 1666500 Ontario Inc.

8	List of Subsidiaries

11.1	Code of Business Conduct and Ethics. (1)

12.1	Certification of the Chief Executive Officer Pursuant to Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer Pursuant to Sarbanes-Oxley Act of 2002.

13.1	Certification of Periodic Financial Report Pursuant to Sarbanes-Oxley Act of 2002, U.S.C. Section 1350.

13.2	Certification of Periodic Financial Report Pursuant to Sarbanes-Oxley Act of 2002, U.S.C. Section 1350.

23.1	Consent of KPMG LLP.

(1)	Previously filed as an exhibit to the Company’s annual report on Form 20-F for the year ended December 31, 2006, and incorporated by reference herein.

(2)	Previously filed with on Form 6-K on September 15, 2008, and incorporated by reference herein.

(3)	Previously filed with our F-1 on July 31, 2006.

(4)	Previously filed with our as an exhibit to the Company’s annual report on Form 20-F for the year ended December 31, 2008, and incorporated by reference herein.

(5)	Previously filed as exhibit to the Company’s periodic report on Form 6-K on June 18, 2010, and incorporated by reference herein.

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, there unto duly authorized.

DIVERSINET CORP.

By:	/s/ HON PAK

Hon Pak

Chief Executive Officer

Dated: March 1, 2012

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

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, Licensed Public Accountants, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the scope of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Hon Pak	/s/ David Hackett
Hon Pak, Chief Executive Officer	David Hackett, Chief Financial Officer
February 27, 2012

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Diversinet Corp.

We have audited the accompanying consolidated balance sheets of Diversinet Corp. and subsidiaries as at December 31, 2011 and December 31, 2010 and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diversinet Corp. and subsidiaries as of December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2011 in conformity with US generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company incurred a significant loss from operations and used significant amounts of cash in operating activities during 2011, and there is substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

 Chartered Accountants, Licensed Public Accountants

Toronto, Canada

February 27, 2012

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

As at December 31	2011	2010
Assets
Current assets:
Cash and cash equivalents	$7,397,025	$12,458,750
Accounts receivable, net (note 3(c))	287,155	75,150
Prepaid expenses	64,252	52,773
Total current assets	7,748,432	12,586,673

Property and equipment, net (note 4)	207,301	180,983
Total assets	$7,955,733	$12,767,656

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$217,539	$143,253
Accrued liabilities (note 5)	281,011	562,994
Deferred revenue	284,583	45,167
Total current liabilities	783,133	751,414

Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares
Issued and outstanding:
43,009,347 (42,285,171 – 2010)
common shares (note 7)	85,848,861	85,583,198
Additional paid-in capital	19,755,623	19,346,409
Share purchase warrants (note 7)	39,318	21,242
Deficit	(96,950,481)	(91,413,886)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	7,172,600	12,016,242

Total liabilities and shareholders’ equity	$7,955,733	$12,767,656

Commitments and contingencies (note 11)
Basis of presentation (note 1)
Subsequent event (note 12)

See accompanying notes to consolidated financial statements.

On behalf of the Board:
/s/ Albert Wahbe	/s/ Gregory Milavsky
Albert Wahbe, Chairman	Gregory Milavsky, Director

DIVERSINET CORP.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(In United States dollars)

For the year ended December 31	2011	2010	2009

Revenues (note 6)	$1,291,714	$4,931,834	$7,972,929
Cost of revenues	104,600	22,860	175,138
Gross margin	1,187,114	4,908,974	7,797,791

Expenses:
Research and development	2,927,551	3,112,225	3,351,742
Sales and marketing	1,664,996	1,783,211	1,448,000
General and administrative	2,058,702	1,888,908	2,326,380
Depreciation	62,967	65,788	75,559
	6,714,216	6,850,132	7,201,681

Income (loss) before the undernoted:	(5,527,102)	(1,941,158)	596,110

Foreign exchange gain (loss)	(31,662)	190,448	1,253,375
Interest income, net	22,169	57,277	61,314
Other income (note 6)	–	3,560,707	–
Net income (loss) for the year and comprehensive net income (loss)	(5,536,595)	1,867,274	1,910,799

Basic and diluted earnings (loss) per share (note 8)	$(0.13)	$0.04	$0.04
Weighted average common shares outstanding	42,587,632	45,029,121	47,191,669
Weighted average fully diluted common shares outstanding	42,587,632	45,029,121	47,295,515

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.

Consolidated Statements of Shareholders’ Equity

(In United States dollars)

	Share Capital	Additional Paid-In Capital	Share Purchase Warrants	Deficit	Cumulative Translation Adjustment	Shareholders’ Equity
Balance December 31, 2008	$93,189,047	$7,571,583	$13,687	$(95,191,959)	$(1,520,721)	$4,061,637
Net income				1,910,799		1,910,799
Stock options, warrants exercised	254,074					254,074
Shares issued for services	414,188		7,732			421,920
Compensation expense		787,338				787,338
Warrants cancelled or expired			(13,687)			(13,687)
Value of options exercised	418,797	(418,797)				–
Balance December 31, 2009	94,276,106	7,940,124	7,732	(93,281,160)	(1,520,721)	7,422,081
Net income				1,867,274		1,867,274
Stock options, warrants exercised	128,604					128,604
Shares issued for services	284,750		13,510			298,260
Compensation expense		421,173				421,173
Value of options exercised	84,288	(84,288)				–
Shares cancelled	(9,190,550)	11,129,844				1,939,294
Options cancelled or forfeited		(60,444)				(60,444)
Balance December 31, 2010	85,583,198	19,346,409	21,242	(91,413,886)	(1,520,721)	12,016,242
Net loss				(5,536,595)		(5,536,595)
Shares issued for services	265,663		18,076			283,739
Compensation expense		409,214				409,214
Balance December 31, 2011	$85,848,861	$19,755,623	$39,318	$(96,950,481)	$(1,520,721)	$7,172,600

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

For the year ended December 31	2011	2010	2009

Cash provided by (used in):

Operating activities:
Net income (loss) for the year	$(5,536,595)	$1,867,274	$1,910,799
Items not involving cash:
Depreciation	62,967	65,788	75,559
Foreign exchange gain	(31,699)	(167,297)	(1,151,363)
Other income	–	(3,060,707)	–
Stock-based compensation expense	669,952	658,991	1,195,570
Changes in non-cash working capital:
Accounts receivable	(212,005)	4,567	(79,717)
Prepaid expenses	(11,479)	(17,591)	22,164
Accounts payable	74,286	(5,278)	(19,547)
Accrued liabilities	(258,982)	266,738	(215,706)
Deferred revenue	239,416	(88,833)	(2,512,356)
Cash used in operations	(5,004,139)	(476,348)	(774,597)

Financing activities:
Issue of common shares for cash	–	128,604	254,075
Cash provided by financing activities	–	128,604	254,075

Investing activities:
Purchase of property and equipment	(89,285)	(28,645)	(38,421)
Cash used in investing activities	(89,285)	(28,645)	(38,421)

Foreign exchange gain on cash held in foreign currency	31,699	167,297	1,151,363

Net increase (decrease) in cash and cash equivalents	(5,061,725)	(209,092)	592,420

Cash and cash equivalents, beginning of year	12,458,750	12,667,842	12,075,422

Cash and cash equivalents, end of year	$7,397,025	$12,458,750	$12,667,842

Supplemental cash flow information:
Interest received	22,169	57,277	61,314

Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees and Board (note 7)	265,663	284,750	414,188

Cash and cash equivalents is comprised of:
Cash	253,715	443,684	563,471
Cash equivalents	7,143,310	12,015,066	12,104,371
	$7,397,025	$12,458,750	$12,667,842

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.

Notes to Consolidated Financial Statements

(In United States dollars)

Years ended December 31, 2011, 2010, and 2009

Diversinet Corp. (“Company”), an Ontario corporation, develops, markets and distributes mobile security infrastructure solutions and professional services to the health services, financial services, software security, and telecommunications marketplaces.

1.	Basis of presentation:

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and be able to realize its assets and satisfy its liabilities in its normal course of business. Certain conditions and events exist that cast substantial doubt on the Company’s ability to continue as a going concern. The Company incurred a significant loss from operations in 2011 and used significant amounts of cash in operating activities during 2011.

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

Effective December 31, 2010, the Company adopted U.S. generally accepted accounting principles (“U.S. GAAP”) for the presentation of its consolidated financial statements for Canadian and United States reporting requirements. The Company historically prepared its annual and interim consolidated financial statements in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”) with reconciliation in its annual consolidated financial statements to U.S. GAAP. Canadian GAAP changed to International Financial Reporting Standards (“IFRS”) effective for public companies for periods beginning January 1, 2011. The decision to adopt U.S. GAAP was approved by the Company’s Board of Directors after due consideration of benefits and disadvantages of reporting under U.S. GAAP versus IFRS.

(a)	Consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

(b)	Non-accelerated filers exemption:

On September 15, 2010, the SEC published a final rule removing the requirements for non-accelerated filers to include an auditor’s report on the effectiveness of a registrant’s internal control over financial reporting and conforming the SEC rules concerning management’s disclosure in the annual report regarding inclusion of such a report to provide that the disclosure only applies if such a report is included. Without this exemption, non-accelerated filers with fiscal years ending on or after June 15, 2010 would have been required to comply with the internal control audit requirements of the Sarbanes-Oxley Act. As the Company qualifies as a non-accelerated filer, it is not required to have an auditor’s report on the effectiveness of its internal control over financial reporting. The requirement would change in future years if the Company no longer qualified to be a non-accelerated filer.

(c)	Adoption of new accounting standards:

Effective January 1, 2011 and applied prospectively, the Company adopted Accounting Standards Update 2009-13, “Revenue Recognition (ASC Topic 605): Multiple-Deliverable Revenue Arrangements” (ASU 2009-13). ASU 2009-13 applies to multiple deliverable revenue arrangements that are currently within the scope of FASB ASC Subtopic 605-25 (previously included in Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”). ASU 2009-13 provides principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. It also requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vender-specific objective evidence (“VSOE”) or third-party evidence of selling price. The guidance eliminates the use of the residual method, requires entities to allocate revenue using the relative-selling-price method, and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements. The application of this standard did not have an impact to the Company’s financial statements.

Effective January 1, 2011 and applied prospectively, the Company adopted Accounting Standards Update 2009-14 (ASC Topic 985): “Certain Revenue Arrangements that Include Software Arrangements” (ASU 2009-14). ASU 2009-14 focuses on determining which arrangements are within the scope of the software revenue guidance in ASC Topic 985 (previously included in AICPA Statement of Position No. 97-2, “Software Revenue Recognition”) and those that are not. ASU 2009-14 removes tangible products from the scope of the software revenue guidance if the products contain both software and non-software components that function together to deliver a product’s essential functionality and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance. The application of this standard did not have an impact to the Company’s financial statements.

(d)	Changes in accounting policies not yet adopted:

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, “Comprehensive Income” (Topic 220) - Presentation of Comprehensive Income (ASU 2011-05), to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. ASU 2011-05 is effective for us in our first quarter of Fiscal 2012 and will be applied retrospectively. We are currently evaluating the impact on our consolidated financial statements.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, “Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards” (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements (as defined in note 14 below). ASU 2011-04 is effective for us in our first quarter of Fiscal 2012 and we believe these provisions will not have a material impact on our consolidated financial statements.

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

The Company derives revenue from licensing its products and providing related services, including installation, integration, maintenance and out-of-pocket expenses.

(i) License revenue:

We recognize revenues in accordance with ASC Topic 985-605, “Software Revenue Recognition”. We record product revenues from software licenses and products when persuasive evidence of an arrangement exists, the software product has been shipped, there are no significant uncertainties surrounding product acceptance by the customer, the fees are fixed and determinable, and collection is considered probable. We use the residual method to recognize revenues on delivered elements when a license agreement includes one or more elements to be delivered at a future date if evidence of the fair value of all undelivered elements exists. If an undelivered element for the arrangement exists under the license arrangement, revenues related to the undelivered element is deferred based on VSOE of the fair value of the undelivered element. Our multiple-element sales arrangements include arrangements where software licenses and the associated post contract customer support (PCS) are sold together. We have established VSOE of the fair value of the undelivered PCS element based on the contracted price for renewal PCS included in the original multiple element sales arrangement, as substantiated by contractual terms and our significant PCS renewal experience, from our existing worldwide base. Our multiple element sales arrangements generally include irrevocable rights for the customer to renew PCS after the bundled term ends. The customer is not subject to any economic or other penalty for failure to renew. Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms. It is our experience that customers generally exercise their renewal PCS option. In the renewal transaction, PCS is sold on a stand-alone basis to the licensees one year or more after the original multiple element sales arrangement. The exercised renewal PCS price is consistent with the renewal price in the original multiple element sales arrangement, although an adjustment to reflect consumer price changes is not uncommon. If VSOE of fair value does not exist for all undelivered elements, all revenues are deferred until sufficient evidence exists or all elements have been delivered. We assess whether payment terms are customary or extended in accordance with normal practice relative to the market in which the sale is occurring. Our sales arrangements generally include standard payment terms. These terms effectively relate to all customers, products, and arrangements regardless of customer type, product mix or arrangement size.

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

In instances when licenses are granted and the Company commits to deliver major product upgrades that meet the definition of an unspecified additional software product, the entire arrangement fee is accounted for as a subscription. Under subscription accounting, the fee is recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product.

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

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the consolidated statements of operations and comprehensive income (loss) as a reduction of related expenses in the year the refund is received. In 2011, the Company reduced research and development expenses by $205,000 (2010 - $208,000, 2009 - $nil) for refunds received during the year in relation to the prior year’s scientific research and development claims. Assistance related to the acquisition of property and equipment used for research and development is credited against the related property and equipment.

(i)	Research and development costs:

Research and development costs internally incurred in creating computer software to be sold, licensed or otherwise marketed are expensed as incurred unless they meet certain criteria for deferral and amortization. Costs related to research, design and development of products are charged to expenses as incurred and capitalized between the dates that the product is considered to be technologically feasible and is considered to be ready for general release to customers. In our historical experience, the dates relating to the achievement of technological feasibility and general release of the product have substantially coincided. In addition, no significant costs are incurred subsequent to the establishment of technological feasibility. As a result, we do not capitalize any research and development costs relating to internally developed software to be sold, licensed or otherwise marketed.

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

(k)	Property and equipment:

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets as follows:

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

We account for our uncertain tax positions by using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize. The amount of benefit to recognize is measured as the maximum amount which is more likely than not to be realized. The tax position is derecognized when it is no longer more likely than not capable of being sustained. On subsequent recognition and measurement the maximum amount which is more likely than not to be recognized at each reporting date will represent the Company’s best estimate, given the information available at the reporting date, although the outcome of the tax position is not absolute or final.

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

(n)	Share-based compensation:

Share-based compensation cost is measured on the grant date, based on the calculated fair value of the award. Share-based payment awards with graded vesting are treated as a single award when estimating fair value. Compensation cost is recognized on a straight-line basis over the employee requisite service period, which is the stated vesting period of the award, provided that total compensation cost recognized at least equals the pro rata value of the award that has vested. Compensation cost is initially based on the estimated number of options for which the requisite service is expected to be rendered and is subsequently adjusted to the actual amounts incurred.

(o)	Measurement uncertainty:

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the period. The Company bases estimates on historical experience and on various other assumptions that are considered reasonable at that time, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts income tax valuation allowance, share-based compensation, the useful lives of depreciable assets, recoverability of property and equipment and the recognition of contingencies. Actual results could differ from those estimates.

3.	Financial instruments:

a) For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to the relatively short periods to maturity of these financial instruments. Classification of the Company’s financial instruments are as follows:

	2011	2010
Financial assets:
Held for trading, measured at fair value:
Cash and cash equivalents	$7,397,025	$12,458,750

Loans and receivables measured at amortized cost:
Accounts receivable	$287,155	$75,150

Financial liabilities, measured at amortized cost:
Accounts payable	217,539	143,253
Accrued liabilities	281,011	562,994
	$498,550	$706,247

The Company had neither available for sale, nor held to maturity financial instruments during the periods ended December 31, 2011, 2010 and 2009.

b) Investment income: The Company has recorded investment income in relation to the following financial instruments:

	2011	2010	2009
Financial assets held for trading:
Interest income earned on cash and cash equivalents	$22,169	$57,277	$61,314
	$22,169	$57,277	$61,314

(c) Accounts receivable: The Company’s accounts receivable is comprised of the following:

	2011	2010	2009
Trade receivables	$287,155	$75,150	$104,717
Allowance for doubtful accounts	–	–	(25,000)
	$287,155	$75,150	$79,717

4.	Property and equipment:

December 31, 2011	Cost	Accumulated depreciation	Net book value
Computer hardware	$1,183,836	$1,108,432	$75,404
Computer software	525,623	504,198	21,425
Furniture and fixtures	316,870	210,633	106,237
Leasehold improvements	38,374	34,139	4,235
	$2,064,703	$1,857,402	$207,301

December 31, 2010	Cost	Accumulated depreciation	Net book value
Computer hardware	$1,171,825	$1,078,690	$93,135
Computer software	525,623	495,016	30,607
Furniture and fixtures	241,910	193,444	48,466
Leasehold improvements	36,060	27,285	8,775
	$1,975,418	$1,794,435	$180,983

Depreciation expense for the year ended December 31, 2011 amounted to $62,967 (2010 - $65,788).

5.	Accrued liabilities:

	2011	2010
Compensation	$144,574	$401,573
Professional fees	76,727	76,473
Miscellaneous	59,710	84,948
	$281,011	$562,994

6.	AllOne Mobile Corporation settlement agreement:

In September 2008, the Company entered into a license and revenue share agreement (“2008 Agreement”) with AllOne Mobile Corporation (“AllOne”). AllOne is a subsidiary of AllOne Health Group Inc. (”AHG”) who in turn is a subsidiary of Hospital Services Association of Northeastern Pennsylvania (“HSA”). Through a private placement in 2007, HSA acquired 6,756,757 common shares of the Company for cash. Under the terms of the Agreement, Diversinet provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market. Diversinet was required to provide second and third level support as well as two major product upgrades per year in exchange for a minimum annual fee of $5.5 million in the first contract year, and $7 million in years two and three. The Company concluded that the Company’s commitment to deliver major product upgrades met the definition of an unspecified additional software product. If an arrangement includes unspecified additional software products, the entire arrangement would be accounted for as a subscription. Under subscription accounting, the fee is recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product.

During January 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the Agreement upon payment of $3,000,000 to Diversinet. On June 17, 2010, the parties entered into a Settlement and Mutual Release Agreement whereby the 2008 Agreement was terminated, including any future revenue sharing obligations and AllOne paid Diversinet $4,000,000 and HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation. Diversinet also retained complete ownership and control over its related intellectual property developed during the term of the 2008 Agreement. The Company recognized $3,500,000 as revenues in Q2 2010 as it related to products and services delivered prior to the termination date. The difference between the fair value of total consideration received of $7,060,707 and the amount recognized as revenue was recognized as other income (being $500,000 in cash and $3,060,707 relating to the return of 6,956,152 Diversinet common shares by HSA). In calculating the value of the consideration received, the Company valued the returned common shares using the closing price of the Company’s shares on the day immediately prior to the date of the Settlement Agreement. Between 2007 and 2009 HSA was granted 199,000 Diversinet common shares as compensation for the services of a Director that were included in the common shares returned under the settlement agreement.

7.	Share capital, warrants and common share purchase options and redeemable common shares:

There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding common shares and warrants:

	Compensation options and warrants (1)		Common shares
	Number	Amount	Number	Amount
Balance December 31, 2008	15,000	$13,687	47,031,935	$93,189,047
Professional services (a)	170,000	7,732	–	–
Board compensation (b)	–	–	168,750	102,188
Warrants cancelled and expired (c)	(15,000)	(13,687)	–	–
Stock options, warrants exercised (e)	–	–	635,187	672,871
Shares issued (f)	–	–	500,000	312,000
Balance December 31, 2009	170,000	$7,732	48,335,872	$94,276,106
Professional services (a)	210,000	13,510	–	–
Board compensation (b)	–	–	325,000	148,250
Warrants cancelled and expired (c)	(100,000)	–	–	–
Stock options, warrants exercised (e)	–	–	280,451	212,892
Shares issued (f)	–	–	300,000	136,500
Shares cancelled (g)	–	–	(6,956,152)	(9,190,550)
Balance December 31, 2010	280,000	$21,242	42,285,171	$85,583,198
Professional services (a)	–	18,076	–	–
Board compensation (b)	–	–	374,176	134,663
Employee bonus (d)	–	–	50,000	23,000
Shares issued (f)	–	–	300,000	108,000
Balance December 31, 2011	280,000	$39,318	43,009,347	$85,848,861

(1) These compensation options and warrants exclude the options issued under our share option plan (note 12).

Shares issued for other than cash consideration are valued at their market price at the date of agreement for issuance.

(a)	Professional services:

On September 15, 2009 the Company entered into an agreement for public relation services. In consideration for the services to be rendered in accordance with the agreement, a warrant to purchase up to 70,000 common shares at $1.00 were issued with equal vesting quarterly for one year. Furthermore, a warrant to purchase up to 100,000 common shares at $1.00 were issued with vesting dependent upon achieving certain performance criteria. These warrants all expire on March 14, 2012. On October 15, 2010 the Company renewed the agreement, issuing additional warrants to purchase up to 50,000 common shares at $0.75 and up to 60,000 common shares at $1.00 with quarterly vesting over one year. Furthermore, warrants to purchase up to 100,000 common shares at $0.75 for the first six months and at $1.00 for the second six months was issued with vesting dependent upon achieving certain performance criteria. The performance warrants are fair valued each reporting period until performance is complete. The fair value of all other equity-based warrants are measured and recorded on the date that the performance required to earn the awards is complete which in the case of these awards coincides with the contractual vesting dates of the awards.

(b)

Each quarter the Company issued common shares to each non-management board member in lieu of cash compensation. The share compensation is based on the Company’s common share price on the grant date which is on or about the last day of the quarter.

(c)

The value of warrants that have expired unvested are reclassified to additional paid-in capital. A warrant issued in 2009, to purchase up to 100,000 common shares at $1.00, under a public relations services agreement expired in 2010 as the performance conditions were not achieved.

(d)	During 2011 common shares were issued to an employee in lieu of cash bonuses. The share compensation is based on the Company’s common share price on or about the last day prior to the date of grant.

(e)

During 2009, 2010 and 2011 the Company granted options to certain employees, officers and directors under a share option plan (note 12), enabling them to purchase common shares of the Company. During 2009, 13 employees exercised 635,187 options into common shares for gross proceeds of $254,075. During 2010, 25 employees exercised 280,451 options into common shares for gross proceeds of $128,603.

(f)

On April 2, 2008, the Company entered into a three year employment agreement with the Company’s Chief Executive Officer, which was renewed for a further one year period in April 2011. Compensation expenses associated with this agreement will be settled through the issuance of up to 300,000 common shares annually. Share compensation during the 2009 was $312,000 representing the issuance of 500,000 common shares, of which 200,000 common shares were issued subsequent to year end. Share compensation during the 2010 was $136,500 representing the issuance of 300,000 common shares. Share compensation during the 2011 was $108,000 representing the issuance of 300,000 common shares. The share compensation is based on the Company’s common share price on the date the common shares are granted

(g)

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

The following table summarizes information about warrants outstanding at December 31, 2011:

Range of exercise price	Warrants outstanding	Number exercisable	Weighted average remaining contractual life – years
$0.75 - $1.00	280,000	180,000	1.02
	280,000	180,000	1.02

8.	Basic and diluted earnings (loss) per share:

Basic earnings per share have been calculated by dividing net income for the period by the weighted average number of shares outstanding during each period. Diluted earnings (loss) per share has been calculated by dividing net income (loss) for the period by the weighted average number of shares and potentially dilutive shares outstanding during the period. In computing diluted earnings (loss) per share, the treasury stock method is used to determine the number of shares assumed to be purchased from the conversion of share equivalents or the proceeds of option exercises. For periods with a net loss, common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive.

The following table sets forth the computation of basic and diluted net income (loss) per share:

	2011	2010	2009
Numerator:
Net income (loss) available to common shareholders	$(5,536,595)	$1,867,274	$1,910,799

Denominator:
Weighted average shares: basic	42,587,632	45,029,121	47,191,669
Effect of outstanding stock options and warrants	–	–	103,846
Weighted average shares: fully diluted	42,587,632	45,029,121	47,295,515

Net income (loss) per share: basic	(0.13)	0.04	0.04
Net income (loss) per share: fully diluted	(0.13)	0.04	0.04

For the years ended December 31, 2011 and 2010, the weighted average shares used to calculate basic and dilutive earnings per share were the same as the warrants and options outstanding were anti-dilutive.

9.	Income taxes:

Total income tax expense varies from the amounts that would be computed by applying the statutory rate to income (loss) before taxes for the following reasons:

	2011	2010	2009
Statutory income tax rate	28.25%	31%	33%
Income tax expense (recovery) on income (loss) before income taxes	$(1,564,088)	$578,855	$630,564
Increase (decrease) in income taxes resulting from:
Change in tax rate	155,286	(167,190)	1,808,773
Permanent differences	226,807	191,541	341,246
Provision to return true-ups	-	(355,640)	-
	(1,181,995)	247,566	2,780,583
Change in valuation allowance	1,181,995	(247,566)	(2,780,583)
	$–	$–	$–

The tax effects of significant temporary differences representing future tax assets are as follows:

Deferred tax assets:	2011	2010	2009
Operating loss carryforwards	$4,962,192	$4,099,392	$4,964,376
Capital loss carryforwards	230,443	230,443	221,459
Share issue costs	1,722	1,722	5,213
Research and development costs	4,139,600	3,867,819	3,439,806
Property and equipment, accounting basis less than tax basis	5,482,340	5,434,926	5,251,014
	$14,816,297	$13,634,302	$13,881,868
Valuation allowance	(14,816,297)	(13,634,302)	(13,881,868)
Net deferred tax assets	$–	$–	$–

The net valuation allowance increase of $1,181,995 comprises an increase of $1,181,995 related to the current year statutory rate reconciliation. The 2010 year’s reduction in valuation allowance of $247,566 comprises an increase of $355,640 relating to provision to tax return true-up items offset by the application of non-capital loss carryforwards, the benefit of which had not been previously recognized in the amount of $696,625. The 2009 year’s reduction in valuation allowance of $2,780,583 related primarily to the reduction of the gross carrying value of deferred tax assets caused by a reduction in income tax rates that totalled $1,999,340 offset by the application of non-capital loss carryforwards, the benefit of which had not been previously recognized ($743,693).

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

At December 31, 2011, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $13,684,769. These losses expire in the following fiscal years:

2014	2,805,442
2015	4,080,632
2026	2,033,600
2027	1,293,038
2031	3,472,057
$13,684,769

The Company also has non-capital losses available for carryforward for United States income tax purposes amounting to $3,891,000 expiring between 2018 and 2031.

10.	Segmented information:

The Company operates in a single reportable operating segment. This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services. As at December 31, 2011, 98% (2010 - 100%, 2009 - 100%) of the property and equipment were located in Canada.

A summary of sales to major customers that exceeded 10% of total sales and the approximate amount due from these customers during each of the years in the three-year period ended December 31, 2011 are as follows:

		Sales		Accounts Receivable
	2011	2010	2009	2011	2010
Customer 1	–	76%	82%	–	–
Customer 2	–	21%	15%	–	–
Customer 3	39%	–	–	–	–
Customer 4	31%	–	–	254,125	–
Customer 5	12%	–	–	15,884	–

Revenues attributable to geographic location based on the location of the customer during each of the years in the three-year period ended December 31, 2011 are as follows:

Sales:	2011	2010	2009
United States	$685,351	$4,826,334	$7,860,163
Canada	504,831	1,000	–
Asia	101,532	104,000	111,266
Other	–	500	1,500
	$1,291,714	$4,931,834	$7,972,929

During each of the years in the three-year period ended December 31, 2011 revenue is attributable as follows:

Sales:	2011	2010	2009
Consulting services	$437,904	$170,850	$535,095
Licensing	853,810	4,760,984	7,437,834
	$1,291,714	$4,931,834	$7,972,929

11.	Commitments and contingencies:

Lease commitments:

Total future minimum lease payments including operating costs are as follows:

2012	325,852
2013	285,605
2014	330,821
2015	298,761
2016	299,852
2017	87,549
$1,628,440

Rental expense was $288,740 for the year ended December 31, 2011 (2010 - $231,044, 2009 - $211,768).

12.	Share option plan:

The Company grants options to certain employees, officers, directors and consultants under a share option plan (the “Plan”), enabling them to purchase common shares of the Company. The exercise price of an option under the Plan may not be less than the current market price of common shares on the day immediately proceeding the day the share option was granted. The Plan provides that the number of common shares reserved for issuance under the Plan shall not exceed 7,584,362 common shares (being 9,558,476 options reserved for issuance less 1,974,114 exercised to date). As at December 31, 2011, the number of common shares available for future grants of stock options amounts to 1,631,661. Subsequent to year end, the Board resolved to increase the Plan by 1,400,000 common shares, subject to shareholder approval. Furthermore, Dr. Pak, as part of his employment agreement in February 2012 received 1,400,000 options under the Plan, also subject to shareholder approval.

Assumptions used when valuing the options and warrants at their date of grant using the Black-Scholes option pricing model include: risk-free interest rate of 1.85% (2010 – 2.27%, 2009 – 2.68), weighted average expected life of five years, expected dividend yield of 0% and average volatility of 114% (2010, 154%, 2009 – 77%).

The following table summarizes information about stock options outstanding at December 31, 2011:

Options outstanding				Options vested
Range of exercise price	Number outstanding	Weighted average remaining contractual life – years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.18 – $0.49	2,721,294	3.50	$0.44	1,182,601	$0.46
$0.50 – $0.60	2,371,875	1.32	0.57	1,780,625	0.57
$0.70 – $0.83	859,532	0.46	0.83	859,532	0.83
	5,952,701	2.19	$0.55	3,822,758	$0.59

Changes for the stock option plan during the years ended December 31 are as follows:

	Year ended 2011		Year ended 2010
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	5,184,813	$0.58	5,637,663	$0.61
Options granted	1,660,757	0.42	1,124,273	0.45
Options exercised	–	–	(280,451)	0.46
Options forfeited	(892,869)	0.32	(1,296,672)	0.63
Options outstanding, end of year	5,952,701	0.55	5,184,813	0.58
Options exercisable, end of year	3,822,758	0.59	2,937,262	0.63
Weighted average fair value of options granted during the year		$0.32		$0.34

During the year ended December 31, 2011, the Company recorded stock-based compensation expense of $669,952 (2010 - $658,991; 2009 - $1,195,570) related to stock options and warrants granted to employees, officers, directors and consultants.

The Company’s unvested share based payment awards consist of stock options granted under the stock options plan. The value of each unvested award is calculated using the fair value of the stock options on the grant date. The following table summarizes information about unvested stock options outstanding at December 31, 2011:

	Number of shares	Weighted average exercise price
Unvested options outstanding beginning of year	2,299,961	$0.51
Options granted	1,660,757	0.42
Options vested	(1,240,877)	0.50
Options forfeited	(589,898)	0.44
Unvested options outstanding end of year	2,129,943	$0.47

As of December 31, 2011, there was $777,000 unrecognized compensation cost related to Company’s stock options that is expected to be recognized over a period of 1.1 years.

13.	Related party transactions:

In April 2008, the Company entered into a three year employment agreement with the former Chief Executive Officer, Mr. Wahbe, which was renewed for a further one year period during 2011. Compensation payable to the CEO consists of an annual salary of up to Cdn$450,000, that is payable through the issuance of up to 300,000 Diversinet common shares annually, and a bonus of up to Cdn$300,000 that is payable through the issuance of up to 200,000 Diversinet common shares annually as determined by Diversinet’s Board of Directors. Compensation cost is capped at the value of the common shares issued under the terms of the agreement. The CEO is also entitled to reimbursement of up to Cdn$6,000 per month in expenses. In addition, in 2008, the Company granted the CEO options to purchase 1,500,000 common shares at $0.55 per share, vesting annually in arrears over a four year period. During 2008 Mr. Wahbe received 50,000 options. During 2011 and 2010 the former CEO received an additional 300,000 common shares and Cdn$72,000 in compensation. During 2009 the former CEO received 500,000 common shares (of which 200,000 common shares were issued subsequent to year end) and Cdn$72,000 in compensation. As of December 31, 2011, the former CEO owns 9,075,000 common shares and 1,500,000 options, representing approximately 23.8% of the issued and outstanding common shares of the Company, assuming the exercise of such options. The former CEO is also the Chairman of the Company’s Board of Directors. Effective December 14, 2011, the Company has engaged a new CEO.

In May 2011, we appointed Mr. Alan Portela, currently CEO of Airstrip Technologies Inc., to the Company’s board of directors. Additionally, Mr. Portela serves as chairman of the Diversinet Executive Advisory Board. The consulting firm founded by Mr. Portela, Hybrid Clinical Transformation LLC (“Hybrid”), has also been retained by Diversinet to provide sales and business development services. In 2011, options to purchase 513,257 common shares at $0.49 per share, vesting quarterly in arrears over a two year period were granted to Mr. Portela. During 2011, the Company paid Hybrid $70,000. The Company has transacted these services at the exchange amount.

In December 2011, we appointed Dr. Hon Pak, a recently retired Chief Information Officer (CIO) of the U.S. Army Medical Department, as interim Chief Executive Officer. The consulting firm founded by Dr. Pak, HSP Consulting (“HSP”) has been retained by Diversinet to provide Dr. Pak’s services. In 2011, options to purchase 300,000 common shares at $0.18 per share, vesting equally in December 2011, June 2012 and December 2012 were granted to Dr. Pak upon his appointment to the position of interim CEO. In addition, 50,000 common shares with a fair value of $0.41 per share, vesting quarterly in arrears over a two year period were granted to Dr. Pak in exchange for services rendered in his role as member of the Company’s advisory board. During 2011, the Company paid HSP $15,000. The Company has transacted these services at the exchange amount.

During June 2010 as part of the Settlement and Mutual Release Agreement, HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation, valued at $3,060,707 (at a per share price of $0.44, being the closing price on the day prior to the effective date of the settlement agreement). The Company had commercial transactions with subsidiaries of HSA as disclosed in note 6 to these financial statements.

14.	Capital risk management:

The Company manages its capital to maintain its ability to continue as a going concern. The capital structure of the Company consists of cash and cash equivalents and equity comprised of issued capital, additional paid-in capital, share purchase warrants and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company’s primary objective with respect to its capital management is to ensure it has sufficient cash resources to pursue its commercialization efforts and maintain its ongoing operations. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues, or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2011.

15.	Financial risk management:

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

b) Credit risk: Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises from the Company’s accounts receivables and cash and cash equivalents. The carrying amount of financial assets represents the maximum credit exposure. Our customer base is limited to a few large health service enterprises, financial services and security providers. As a result, we often maintain individually significant receivable balances due from them. The majority of the Company’s customers are located in the United States with the remaining located in Canada and Asia. At December 31, 2011 the accounts receivable balance was $287,155 (2010 - $75,150).

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

c) Liquidity risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. As detailed in note 1 above, the Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by continuously monitoring forecast and actual revenues and expenditures and cash flows from operations. Senior management is also actively involved in the review and approval of planned expenditures. All of the Company’s financial liabilities have contracted maturities of less than one year.

d) Market risk: Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its financial instruments.

(i) Interest rate risk: Based on management’s knowledge and experience of the financial markets, management does not believe that the Company’s current financial instruments will be affected by interest rate risk. Interest rate risk is remote as interest rates on the Company’s cash equivalents are fixed with maturity dates of less than 90 days. A change of 1% in interest rates at December 31, 2011 would not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments held.

(ii) Currency risk: The Company operates internationally with the U.S. dollar as its functional currency and therefore is exposed to foreign exchange risk from various currencies, primarily Canadian dollars. Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies. The Company's main objective in managing its foreign exchange risk is to maintain Canadian cash on hand to support Canadian forecasted obligations and cash flows. To achieve this objective the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held. During fiscal 2011 and 2010 the Company maintained a portion of its cash resources in both U.S. and Canadian dollar cash and cash equivalents. The Company does not have any foreign currency derivative instruments outstanding at December 31, 2011.

Balances in foreign currencies at December 31, 2011 are as follows:	Canadian Dollars
Cash and cash equivalents	$44,783
Accounts payable and accrued liabilities	$327,146

Fluctuations in the Canadian dollar exchange rate could have a potentially significant impact on the Company's results from operations. However, they would not impair or enhance the ability of the Company to pay its foreign currency-denominated expenses as such items would be similarly affected.

e) Fair value of financial instruments: For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to the relatively short periods to maturity of these financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The Company’s fair values of financial instruments that are carried at fair value on the consolidated balance sheets are at the quoted market price which is categorized as Level 1 in the fair value hierarchy. There were no financial instruments categorized in Level 2 or 3 (valuation technique using observable market inputs or valuation technique using non-observable market inputs) as at December 31, 2011 and 2010.

