Form 20-F/A
period 2011-12-31
DIVERSINET CORP
filed 2012-03-06
CIK 918387

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F/A

(Amendment No. 1)

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

[X]

Item 18

[ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes

[ ]

No

[X]

#

Explanatory Note

The purpose of this Amendment No. 1 to Diversinet Corp.’s Annual Report on Form 20-F for the annual period ended December 31, 2011, filed with the Securities and Exchange Commission on March 1, 2012 (the “Form 20-F”), is solely to furnish Exhibit 101 to the Form 20-F.  In accordance with Rule 405 of Regulation S-T, Exhibit 101 to this report provides the consolidated financial statements and related notes from the Form 20-F formatted in XBRL (eXtensible Business Reporting Language).

No other changes have been made to the Form 20-F. This Amendment No. 1 to the Form 20-F speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the original Form 20-F.

Pursuant to Rule 406T of Regulation S-T, the interactive data files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

#

PART III

ITEM 19. EXHIBITS

Index to Exhibits

Exhibits:

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Schema.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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

#