Form 20-F
period 2012-12-31
DIVERSINET CORP
filed 2013-03-04
CIK 918387

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

or

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

For the fiscal year ended December 31, 2012

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 43,496,847 Common Shares as of December 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.             Yes      ☐            No      ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.             Yes      ☒            No      ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.            Yes      ☒            No      ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☐      Accelerated filer ☐      Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☒           International Financial Reporting Standards as issued by the International Accounting Standards Board ☐            Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow:      Item 17      ☐           Item 18      ☒

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

The selected financial data for the fiscal years ended December 31, 2012, 2011, 2010, 2009, and 2008 are derived from our audited consolidated financial statements. The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto and “Operating Results” appearing in Item 5-A. of this annual report. We use the U.S. dollar as our measurement and reporting currency for preparation of our consolidated financial statements. In addition, except where otherwise indicated, all financial information in this report is presented in U.S. dollars. Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Selected Financial Data

(in 000’s, except per share data)

(In accordance with U.S. GAAP)

	Fiscal Year Ended December 31, 2012	Fiscal Year Ended December 31, 2011	Fiscal Year Ended December 31, 2010		Fiscal Year Ended December 31, 2009		Fiscal Year Ended December 31, 2008

Revenue	1,515	1,292	4,932	(3)	7,973	(2)	4,615
Net Income (Loss)	(4,368)	(5,537)	1,867		1,911		(1,949)
Weighted Average no. of shares (000’s)	43,222	42,588	45,029		47,192		44,454
Net Income (Loss) Per Share	(0.10)	(0.13)	0.04		0.04		(0.04)
Dividends Per Share	0.00	0.00	0.00		0.00		0.00
Working Capital	2,934	6,965	11,835		12,204		8,807
Contingently puttable common stock (1)	0	0	0		5,000		5,000
Shareholders’ Equity	3,097	7,173	12,016		7,422		4,096
Total Assets	3,727	7,956	12,768		13,001		12,388
Share Capital	85,908	85,849	85,583		94,276		93,189

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

(3) During January 2010, AllOne and its parent, AllOne Health Group Inc. (“AHG”), commenced a legal proceeding in the Commonwealth of Pennsylvania seeking the termination of the Agreement upon payment of $3,000,000. On June 17, 2010 the parties to the proceeding entered into a Settlement and Mutual Release Agreement (the “Settlement Agreement”), whereby the 2008 Agreement was terminated, including any future revenue sharing obligations, and AllOne paid us $4,000,000 and Hospital Services Association of Northeastern Pennsylvania (“HSA”), the ultimate parent company of AllOne and HSG, returned 6,956,152 Diversinet common shares to us for cancellation. We recognized $3,500,000 as revenues in Q2 2010 as it related to products and services delivered prior to the termination date. The difference between the total consideration received of $7,061,000 and the amount recognized as revenue was recognized as other income (being $500,000 in cash and $3,061,000 relating to the return of 6,956,152 Diversinet common shares by HSA). In calculating the value of the consideration received, we valued the returned common shares using the closing price of our shares on the day immediately prior to the date of the Settlement Agreement.

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five fiscal years ended December 31, 2012 and the end of each of the last six months, the average rates for the period, and the range of high and low rates for the period. For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

	U.S. Dollar/Canadian Dollar
	Close	Average	High	Low
Month Ended 01/31/13	0.9973	0.9921	1.0100	0.9823
Month Ended 12/31/12	0.9949	0.9900	0.9972	0.9728
Month Ended 11/30/12	0.9936	0.9970	1.0057	0.9905
Month Ended 10/31/12	0.9990	0.9872	1.0014	0.9974
Month Ended 09/30/12	0.9832	0.9783	0.9919	0.9642
Month Ended 08/30/12	0.9857	0.9921	1.0085	0.9843
Fiscal Year Ended 12/31/12	0.9949	0.9900	0.9972	0.9728
Fiscal Year Ended 12/31/11	1.0170	1.0240	1.0273	1.0196
Fiscal Year Ended 12/31/10	0.9946	1.0299	1.0568	0.9938
Fiscal Year Ended 12/31/09	1.0510	1.1419	1.3066	0.9711
Fiscal Year Ended 12/31/08	1.2180	1.0660	1.0298	0.7688

The exchange rate was 1.0173 as of February 20, 2013.

3-B.	Capitalization and Indebtedness

Not Applicable.

3-C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

3-D.	Risk Factors

Cautionary Statement Concerning Forward-Looking Statements

When used in this annual report, the words “may”, “will”, “expect”, “anticipate”, “continue”, “estimate”, “project”, “intend”, “plan” and similar expressions are intended to identify forward-looking statements under applicable securities laws regarding events, conditions and financial trends that may affect Diversinet’s future plans of operations, business strategy, operating results and financial position. All statements, other than statements of historical facts, included or incorporated by reference in this document which address activities, events or developments which we expect or anticipate will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of our business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Such statements are not guarantees of future performance and are subject to risks and significant uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. The occurrence of any unanticipated events may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein. Prospective investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors, some of which are described in the Risk Factors below.

We have lost money in the past, we may continue to sustain losses in the future and we may never achieve continued profitability.

We have failed to generate sufficient revenues from the sales of our solutions and licensing of our products to achieve profitability in three of the last five years, including reporting net losses of $4,368,000 for the recent year ended December 31, 2012, and $5,537,000 for the year ended December 31, 2011. Although we did achieve profitability in 2010 and 2009, reporting $1,867,000 and $1,911,000 in net income, respectively, a substantial portion of the income recognized in those years was from one-time, non-operational events. Specifically, in 2010 $3,061,000 of our net income was attributable to the cancellation of 6,956,152 common shares as part of a settlement agreement with our principal customer and $190,000 was attributable to foreign exchange gains. For the year ended December 31, 2009, $1,253,000 of the $1,911,000 reported net income was from foreign exchange gains. For the year ended December 31, 2008, we posted a net loss of $1,949,000.

Our continuing losses and limited financial resources have resulted in us issuing a “going concern” note in our annual consolidated financial statements. If we cannot meet our operating costs or capital requirements going forward or if we fail either to raise capital when needed or to generate revenues, we may be compelled to cease operations.

Based in part upon our continued losses and the significant amounts of cash used in our operating activities during our most recent fiscal year, and as detailed in note 1 to the notes to the annual consolidated financial statements, there are certain conditions and events that cast substantial doubt on our ability to continue as a going concern. As a consequence, our continued operations depend upon our ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities.

Should revenue from our operations, together with our existing cash and cash equivalents ($3,162,000 as at December 31, 2012) prove inadequate to meet our short-term working capital requirements during the next twelve months, we may need to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements to support our operations beyond the next twelve months. Although we have obtained funding for operations from private equity placements in the past, there is no assurance we will be able to do so again in the near future at commercially reasonable terms or at all despite any progress in our business operations. In light of continuing volatility in the credit markets and any disruptions or decline in our financial performance or outlook, public or private debt funding may not be available on terms attractive to us, or at all. If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies. Ultimately, there can be no assurance that we will be successful in obtaining additional financing or generating positive cash flows from operations.

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

Our ability to continue operations is also dependent on the acceptance of our secure software and related solutions and the adoption of advanced authentication protected applications over web and mobile data networks as an accepted method of personal information protection in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements. Our technology helps healthcare payers and providers, pharmaceutical companies, application developers and other healthcare organizations address the increasing need for secure messaging, as well as safe, convenient storage and sharing of personal health data. The healthcare personal authentication and security solutions market is still in a very early stage, and it may not develop to a sufficient level to support our business.

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

Because the healthcare industry is characterized by longer sales cycles, the multi-year contracts with our customers, such as our reseller agreement with Mihealth Global Systems (“Mihealth”), often provide for early cancellation if there is slow customer adoption, regardless of provisions calling for minimum threshold amounts to be payable to us. Certain other contracts, including our mCare telehealth outreach program with the U.S. Army’s Telemedicine and Advanced Technology Research Center, do not have any minimum commitments. Other contracts are cancellable with limited notice periods. During the third quarter of 2012, Johnson & Johnson Pharmaceutical Research & Development, L.L.C. indicated that it will not be continuing its medication adherence platform with Diversinet beyond the second quarter of 2013. During the fourth quarter of 2012, Intersections, Inc. advised us that they will be terminating their License and Value Added Reseller agreement (from 2007) as of April 1, 2013. Furthermore, our customers may default on their obligations under these agreements or seek to renegotiate certain of their financial obligations.

We have a limited number of customers. The loss of, or a significant reduction in business from, any of these customers would materially harm our business and results of operations, and our future prospects depend substantially on expanding our customer base.

During fiscal 2012, 48% of our revenue was generated from one customer and 15% of revenue was generated from another customer. Our agreements with the U.S. Army’s Telemedicine and Advanced Technology Research Center (part of the U.S. Army Medical Research and Materiel Command) which is multi year agreement but renewable on an annual basis by the Army, and Mihealth Global Systems are our only long term license agreements as at December 31, 2012. During fiscal 2011, 39% of revenue was generated from one customer and 31% of revenue was generated from another customer. During fiscal 2010, 76% of revenue was generated from one customer and 21% of revenue was generated from another customer. The loss of revenues from one or more significant customers, or the failure to collect receivables due from a major customer in a timely manner would have a material adverse effect on our results of operations. In 2010, the agreement with our then principal customer, AllOne, was terminated as part of a settlement with such customer. In 2012, we were notified that our agreements with Johnson & Johnson and Intersections would be terminated. If we are unable either to keep existing customers or to expand our customer base, our results of operations will suffer.

Our ability to keep pace with the rapid technological changes and frequent new product introductions common in the information and communications technology industry will determine our ability to remain competitive and affect the viability of our products.

To succeed in the mobile healthcare (mHealth) applications business, we believe that we will have to continuously improve the performance, features and reliability of our products and be the first to the market with new products or enhancements to existing products. We cannot provide assurance that we will be able to improve our products in a timely manner. The emerging market for secure mobile healthcare application solutions is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The adoption of new standards, or the informal adoption of certain standards by a significant percentage of the computer security and related industries, could require us to reconfigure our products. We may not be able to counter challenges to our current products or to introduce product offerings that keep pace with the technological changes introduced by competitors or persons seeking to breach information security. We are not currently aware of any significant new technologies either under development or about to be introduced in the mobile data security or the mobile healthcare application solutions security field.

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

Our success depends significantly upon our proprietary technology, and our means of protecting our proprietary and intellectual property rights may not be adequate. We rely on a combination of patent and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect our proprietary rights. We have ten U.S. patents, which will be in effect until at least August 22, 2017, four patents granted in Israel in effect until at least 2017, and eight Canadian patent in effect until 2027. We also have 26 applications pending in the United States and Canada. We cannot provide assurance that any of our applications will be approved, that any new patents will be issued, that we will develop proprietary products or technologies that are subject to patent, that any issued patent will provide us with any competitive advantages or will not be challenged by third parties. Furthermore, we cannot provide assurance that the patents of others will not have a material adverse effect on our business and operating results. There is also a risk that our competitors will independently develop similar technology, duplicate our products or design around our patents or other intellectual property rights. We also cannot assure you that others will not seek and obtain patents that will prevent, limit or interfere with our ability to make, use or sell our technology either in the United States or in international markets.

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

Our solutions are targeted at the new and rapidly evolving market for secure mobile healthcare applications. This market is not mature. We anticipate that it will be intensely competitive, subject to rapid change and significantly affected by new solutions, product and service introductions and other market activities of industry participants. Many of our competitors and potential competitors have a longer operating history, greater name recognition, larger installed customer base and significantly greater financial, technical and marketing resources than we have. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, and they could therefore render our technologies and products obsolete.

Because of the broad potential application of our technology, we compete with vendors offering a wide range of products. These competitors include mobile security vendors such as Good Technology, Mocana, and EMC Corp. (RSA Division) and mobile application development platforms such as Kony and Verivo and Rhomobile. There also may be other potential entrants to the market of whom we are not yet aware.

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

We cannot provide assurance that we will be able to enter into additional, or maintain our existing, strategic relationships on commercially reasonable terms, if at all. In 2010, the agreement with our then principal customer, AllOne, was terminated as part of a settlement with such customer. In 2012, we were notified that our agreements with Johnson & Johnson and Intersections would be terminated. Our failure to maintain existing relationships would require us to devote substantially more resources to the distribution, sales and marketing of our products and services. Also, these strategic relationships do not afford us any exclusive marketing or distribution rights. The third parties may reduce their commitments to us in the future or pursue alternative technologies.

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

We currently have two senior officers, 26 employees and 3 contractors. We may not be able to improve our solutions and products or create new products if we lose any of our key employees or contractors. We do not maintain key person life insurance policies on any of our employees. Skilled technical personnel can be difficult to attract depending on the strength of the economy and competitive opportunities. We may not be able to retain our current employees if they receive better job offers from other employers.

Fluctuations in foreign exchange may adversely affect our business.

Our functional currency is the U.S. dollar. Sales generated outside Canada are generally denominated in U.S. dollars. During fiscal 2012, we incurred a portion of our expenses in U.S. dollars and Canadian dollars. Changes in the value of the Canadian dollar relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results. During fiscal 2012 and 2011 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits. We do not have any foreign currency derivative instruments outstanding at December 31, 2012.

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

Subject to regulatory and/or shareholder approval, shareholders may experience dilution or limitations in takeover attempts because our articles of incorporation allow us to issue an unlimited number of common shares. Our shareholders have no right to purchase additional common shares when we issue new shares. As of December 31, 2012, we had 43,496,847 common shares issued and outstanding.

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

We may be treated as a passive foreign investment company, or a PFIC. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Whether we are treated as a PFIC depends on questions of fact concerning our assets and revenues, and accordingly, we cannot assure you that we will not be determined to be a PFIC by any applicable taxing authority.

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

The following table provides the amount spent on capital expenditures for the years ended December 31, 2012, 2011, and 2010:

YEAR	AMOUNT
2012	$10,000
2011	$89,000
2010	$29,000

There have been no major capital divestitures during the fiscal years ended December 31, 2012, 2011, or 2010. A large portion of the capital expenditures have been computer hardware, furniture and fixture and software required for our ongoing operations. Most of these expenditures have occurred at our head office. During 2011, we incurred additional capital expenditure to furnish our Irving, Texas office. We currently have no significant capital expenditures or divestiture projects in process. All capital expenditures have been financed through working capital. Additional discussion regarding research and development is included below.

4-B.	Business Overview

Diversinet Corp. provides patented and proven products that enable healthcare organizations to rapidly deploy HIPAA-compliant mobile healthcare (mHealth) applications to “power care coordination through mobility”.

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

Our mHealth platform (mobiSecure®, mobiPublisher™ and mobiSolutions™) is designed to help healthcare payers and providers, pharmaceutical companies, application developers and other healthcare organizations address the increasing need for secure messaging, as well as safe, convenient storage and sharing of personal health data. Diversinet-powered solutions support healthcare reform by enabling healthcare organizations to improve quality of care while reducing costs.

mobiSecure is based on Open AuTHentication (OATH) standards for authentication and was designed specifically to prevent unauthorized access to confidential data. Coupled with Diversinet’s encryption architecture, MobiSecure enables providers, insurers, patients and other users to securely connect with critical healthcare information with protection against identity theft or fraud.

mobiPublsher is a secure application that enables healthcare organizations to rapidly deploy HIPAA compliant “mHealth Apps” to anyone, anywhere, on any mobile device. MobiSecure Communicator offers secure communication and management of critical data and personal information, from a mobile phone, tablet or desktop computer, directly over the Internet and wireless networks. It also supports advanced secure data messaging such as alerts, question/response and advanced questionnaires.

mobiSecure provides the security and mobile provisioning functionality necessary to allow developers to meet the stringent healthcare regulatory requirements for offering secure mHealth solutions. The security functionality includes encryption and OATH-standards based One Time Password for strong authentication.

Diversinet mHealth platform key advantages include:

1.	Built in security features that meet/exceed HIPAA regulations and support strong authentication and based on FIPS 140-2 certified cryptographic modules

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

•

Smartphones and wireless devices with features that improve efficiency at the point of care are increasingly common among physicians and caregivers. According to a 2012 Manhattan Research report, devices such as tablet computers and smart phones are being adopted quickly by doctors who use them in the hospital, at their clinics and at home

o

The number of doctors using mobile devices for professional purposes almost doubled from 2011 to 2012, the study reported, reaching 62 percent this year. Another report issued by Jackson & Coker said 80 percent of doctors are now using smart phones, tablets and other mobile devices at work. Tablets, mostly iPads, are now mainstream

•

Implementation of electronic health records (EHR) and medical practice management tools is accelerating, spurred by the Health Information Technology for Economic and Clinical Health (HITECH) Act. This is providing a foundation for direct electronic communication with patients about everything from diagnostic test results to immunization records and medical appointments

New models of medical reimbursement that reward improved patient health outcomes are creating pressure to leverage the efficiency and immediacy of mobile interactions with patients.

Need For Secure Transactions Supported By Strong Authentication

The openness and accessibility that have stimulated the adoption and growth of the Internet and mobile and wired public and private networks, also create threats to the authenticity, privacy and integrity of information that is transmitted across or stored on the networks. Well-publicized Internet fraud experienced by on-line companies and attacks resulting in overloading of popular e-business web sites by hackers and ‘phishing’ experts have highlighted the need for improved user authentication. Identity theft is the fastest growing types of consumer fraud. In the context of enterprise deployments, One Time Password (OTP) is the workhorse of stronger user authentication: two-factor, time-tested, standards-based, with broad application support. Enhanced user authentication – commonly known as strong authentication – is the next wave of security enablers to curb the rise in identity theft. The security risks associated with personal communications and commercial transactions over the Internet, and over mobile and wired public and private networks, have accentuated the need for strong authentication solutions that protect user identity, data and devices.

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

The Mobile Applications Market

Mobile devices are becoming pervasive in many parts of the world. Today there are more than 6 billion wireless phones worldwide with predictions of further growth in subscribers (according to the international telecommunications union (ITU)), as networks grow and prices for handsets continue to drop according to Goldman Sachs Research. Over 700 mobile network operators worldwide contribute to subscriber growth and will be seeking to retain subscribers through the provision of innovative authentication services.

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

Market Drivers for Secure mHealth Applications

1.

Tax incentives: $40,000 in U.S federal tax credit for physicians to implement Electronic Medical Records (EMRs) (from Emrandhipaa.com, Details of Obama’s EMR Stimulus Package)

2.

Government IT mandates/funding: U.S. Economic Stimulus Bill includes $20B for health IT; focus on EMRs & telemedicine (from Emrandhipaa.com, Details of Obama’s EMR Stimulus Package)

3.

Health and Fitness Applications: Mobihealthnews reports that Apple’s AppStore boasts over 13,600 consumer health applications as of April 2012 (according to a July 2012 report). Hundreds of these applications focus on managing various chronic conditions with diabetes and heart disease at the forefront

4.

Increasing Smartphone Usage by Doctors: In 2012, 91 percent of doctors in the United States owned smartphones, representing growth from 81 percent in 2010 to 91 percent in 2012 (from Nov 2012 Report from EPG Health Media)

5.

Improved treatment outcomes: Telehealth is seen as a significant tool among healthcare providers for reducing hospital readmission rates and to track disease progression. In the U.S., for example, 140,000 post-acute patients were estimated to have been monitored by telehealth in 2012, as compared to 80,000 ambulatory patients. (source : InMedica Jan 2013 report)

6.

Home Health Monitoring Devices: InMedica’s Jan 2013 report shows that wireless remote monitoring devices will be used by more than 1.8 million people worldwide in four years, representing a six-fold increase in adoption of telehealth technology.

Strategy

We strive to be a leader in providing mobile-optimized secure application products, solutions and services (focusing on health care) to mobilize healthcare applications. The key elements of our strategy to achieve this objective include the following:

Target emerging strong authentication and secure access applications markets. Our sales and marketing activities are primarily targeted at the health care market to enable the mobilization of healthcare applications and data. Within this market, our customers and partners could include payors, providers, pharmaceuticals, governments, medical device manufacturers, and application developers. Our business plan is dependent of the cooperation of numerous parties to a transaction.

Expand strategic relationships. We have formed relationships in the areas of sales, marketing and technology with industry leaders, and expect to continue to form such relationships in the future, to encourage widespread acceptance of our mobile authentication products, solutions and services.

Maintain what we believe to be a leadership position in terms of research and development of technology. In late 1996, we acquired technology that consists of concepts and methods that relate to automatic and safe public information communication systems and methods for secure distribution of information. We have invested, and intend to continue to invest, significantly in the development of our mobile device security technology. We rely on a combination of patent and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect our proprietary rights with respect to our authentication and authorization products, currently consisting of (i) ten U.S. patents, which will be in effect until at least August 22, 2017, (ii) four patents granted in Israel in effect until at least 2017, and (iii) eight Canadian patent in effect until 2027. We also have 26 applications pending in the United States and Canada.

Build awareness of the Diversinet brand. One of our main goals is to establish our brand as a leader for secure mobile healthcare products, solutions and services for all transactions over mobile data networks. We plan to achieve this goal through a variety of programs that will generate brand awareness. These include regular press and investor sessions, an ongoing pro-active speaking program by senior management and regular interaction with major market influencers.

Strengthening our Presence in the Canadian, US and other markets. We believe the Canadian and U.S. markets will be active and growing markets for our mobile products, solutions and services. To strengthen our position in these important markets we are focusing our sales and marketing efforts to align our resources with strategic partners in each territory to deliver to local market needs.

Products and Services

mobiPublisher

mobiPublisher is a patented secure application platform that enables organizations to rapidly deploy HIPAA compliant “mHealth Apps” to anyone, anywhere, on any mobile device. It offers convenient and secure management of critical data and personal information, from a mobile phone, desktop computer or tablet, directly over the Internet and wireless networks. It also supports advanced secure data messaging such as alerts, canned question/response messages and advanced questionnaires using the data/IP and SMS channels. Furthermore, it provides organizations the necessary tools to deploy customized mobile applications that meet their business and brand needs. It uses two-factor authentication technology for user and device authentication and state-of-the-art encryption techniques for data protection. In addition, it enables the customization of both the application configuration as well as the user interface over-the-air without the need of re-deployment. Its security is formed around in-depth security design principles that provide controls at multiple levels of data storage, access and transfer. Key Components are:

1) mClient

mClient is a downloadable software application that can securely retrieve personal information from the Publishing Manager server and securely store the personal information on a mobile device or PC for offline use. mClient is easily delivered and embedded into a mobile phone or personal computer. mClient is available for MS Windows Mobile, Windows Phone 7, iOS, Android, Blackberry ,and J2ME MIDP 2.0.

2) Publishing Manager

Publishing Manager is a server-based software component that securely hosts and manages stored personal information. External applications can utilize a self-service web interface to create accounts and securely upload and organize their personal information. Publishing Manager gives secure and instant access to large files of stored personal information that can be securely accessed in real time, over wireless or internet networks using mClient. It also supports advanced secure data messaging such as alerts, canned question/response messages and advanced questionnaires using the data/IP channel. It uses two-factor authentication technology for user and device authentication and state-of-the-art encryption techniques for data protection.

3) mClient SDK & Publishing Manager API

The mClient SDK allows customers and third party developers to build secure mobile applications by leveraging our secure container technology. The mClient SDK provides guidance for the development of the following features:

•         Secure provisioning of shared keys,

•         OTP generation and secure data storage and sharing,

•         Secure data transmission via Email and/or Fax,

•         Secure data synchronization with Publishing Manager

•         Application update

The mClient SDK includes API Reference guides, static or dynamic libraries and associated sample code and examples for the various supported mobile platforms including iOS, Android, BlackBerry, J2ME MIDP 2.0, MS Windows Mobile and Windows Phone 7.

The Publishing Manager API enables the transfer of information from the Publishing Manager to client applications running on end user mobile devices. The Publishing Manager API provides guidance for the development of the following features:

•         Create and manage user accounts, user devices and data

•         Configure and manage information categories, data types, and access permissions

•         Access to the Publisher Manager web services is achieved using basic authentication (user name and password) and certificate-based authentication (2-way SSL)

4) Clinical Communicator Web Portal

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

5) mobiSecure

mobiSecure enables the secure communications between customer mobile applications and backend servers. It consists of:

1-

Provisioning server:  provides automatic device recognition and classification, direct app download or re-direction to app stores, and dynamic over the air provisioning of security credentials onto mobile devices.

2-	Validation server: provides the OATH compliant one-time password validation service, dynamic key derivation service for data encryption and decryption and symmetric key management.

3-	Security SDK: consists of mobile native Client APIs and REST-based Server side APIs that can be embedded into customer applications. Key features are:

•	One Time Password generation and validation,

•	Symmetric key provisioning and management,

•	Application data encryption and decryption,

•	Offline user PIN management

MobiSecure® Gateway SDK

MobiSecure Gateway SDK enables the secure communications between customer mobile applications and backend servers. It consists of:

4-

Provisioning server:  provides automatic device recognition and classification, direct app download or re-direction to App Stores, and dynamic over the air provisioning of security credentials onto mobile devices.

5-	Validation server: provides the OATH compliant one-time password validation service, dynamic key derivation service for data encryption and decryption and symmetric key management.

6-

Gatekeeper server: Performs the auto registration of authorized users and devices, user and device authentication using one-time passwords, and application data encryption and decryption on behalf of the customer application.

7-	Security SDK: consists of mobile native Client APIs and REST-based Server side APIs that can be embedded into customer applications. Key features are:

•	One Time Password generation and validation,

•	Symmetric key provisioning and management,

•	Application data encryption and decryption,

•	Offline user PIN management

The Client API is available for MS Windows Phone 7, iOS, Android, Blackberry and J2ME MIDP 2.0.

Product and Service Development

Our engineering group is focused on developing core technologies and enhancements to existing product lines to maintain and extend what we believe to be our technology and product leadership position. More specifically, the group is currently focused on the development of additional features for Diversinet mHealth platform, the features of which will be assessed in terms of market demand and competition.

Our products will continue to be developed with a focus on the unique characteristics of the mobile market and enhancements to Over-the-Air provisioning. Our engineering group reviews relevant proposed industry standards or conventions as they are developed and seeks to make our products compatible with each of them. We participate in industry standard bodies, such as the initiative for OATH, ensuring OATH compliance of our products. We monitor the activities of others, such as the Internet Engineering Task Force (IETF) and the American National Standards Institute (ANSI).

Consulting Services and Support

We believe that a high level of service and support will be critical to our success and that a close and active customer relationship is important to facilitate rapid implementation of our solutions, assure customer satisfaction and provide us with important information regarding evolving customer requirements. We are continuing the process of building a Diversinet services group that will provide product integration services, customized engineering support and training to our customers through our channel partners.

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

As of December 31, 2012, our research and development staff consisted of 20 employees (of which 5 hold advanced degrees in science or business) and 1 consultant. Research and development expenditures were $2.5 million in the fiscal year ended December 31, 2012, $2.9 million in the fiscal year ended December 31, 2011, and $3.1 million in the fiscal year ended December 31, 2010. We expect to spend approximately $1.8 million in fiscal 2013. During the fourth quarter of 2012, the Company undertook a cost reduction by reducing 7 R&D staff, leaving 21 people in R&D at year end. We believe that timely development of new and enhanced security products is necessary to remain competitive in the marketplace.

Customers

We have executed limited pre-commercial collaboration programs with a range of market development partners and customers for mobile healthcare services. To date, a smaller subset of these partners and customers have initiated commercial launches of products or services. In June 2008, Intersections Inc. launched Mobile Lockbox, a major enhancement to the Identity Guard® Total Protection service. The MobiSecure Publisher solution is at the heart of the offering. MobiSecure Platform provides Intersections with a mobile security platform to extend its core Identity Guard offering by creating a host of new services that build closer, more personal and “sticky” relationships with new and existing customers. In addition, we received service revenue for support and maintenance from other service contracts for professional services and solutions. During the fourth quarter of 2012, due to poorer than expected end user adoption, Intersections advised us that they will be terminating agreement as of April 1, 2013.

A pilot program initiated in 2008 with the U.S. Army’s Telemedicine and Advanced Technology Research Center (part of the U.S. Army Medical Research and Materiel Command) to provide support for returning “Wounded Warriors” has led to a 5 year contract, renewable annually at the option of the Army, that was recently signed in November 2010. In September 2012, the mCare telehealth-outreach program, for members of the military recovering from mild traumatic brain injuries (TBI) and other wounds, was renewed for another year. We are providing development, maintenance and consulting services to help the Army hasten the recovery and track the progress of as many as 10,000 “wounded warriors” who return home or to community-based transition units following initial recuperation in military medical facilities.

In January 2011, and amended in November 2012 to extend the agreement by one year, we entered into a six year reseller agreement with 2205925 Ontario Limited d/b/a Mihealth Global Systems (“Mihealth”) which grants Mihealth the exclusive right to contract with Canadian head quartered companies and governmental and broader public sector entities located in Canada. Mihealth will have the non-exclusive right to contract in the rest of the world, excluding the United States. Mihealth has agreed to pay Diversinet an annual minimum commitment to maintain its exclusivity for the Canadian market. Diversinet has received annual minimum commitments of $400,000 for year 1 (2011) and $700,000 for year 2 (2012), and subject to earlier termination is to receive $700,000 in 2013, $1 million in year 3 (2014), $1.3 million in year 4 (2015) and $1.6 million in year 5 (2016), payable in quarterly installments.

Key highlights of the Mihealth Global service offering are:

•

Mihealth PHR reproducible anywhere in the world, carried on mobile device or memory card

•

Integrated dependent records allow patients to manage health care records for both children and parents

•

Emergency rooms can access vital information on a timely basis (i.e.” Break the Glass” technology)

•

250 patient users, both web & Smartphone

Under the agreement, after the first year, Mihealth can terminate its Canadian exclusivity and payment of the minimum commitment amounts upon 180 days notice. Furthermore, the parties entered into a license agreement to allow Mihealth to move from a pilot program into production.

In June 2011, Johnson & Johnson Pharmaceutical Research & Development, L.L.C. (“J&J”) licensed our MobiSecure product for a pilot to improve medication utilization and consumer interaction. The product utilizes existing MobiSecure Publisher features and new features being developed for consumer interaction. During 2011, we delivered a MobiSecure® Publisher license and a MobiSecure® SMS license to J&J. During the third quarter of 2012, J&J indicated that it will not be continuing its medication adherence platform with Diversinet beyond the second quarter of 2013.

In November 2010, we renewed our May 2007 license and value added reseller (“VAR”) agreement with Intersections Inc. (“Intersections”) for continued use by Intersections of our MobiSecure Wallet and MobiSecure Vault mobile secure access solutions. Although as amended in 2008 the VAR agreement provided for minimum annual license fees of $850,000 and $1,310,000, payable quarterly in advance, for the years ended November 2009 and 2010, respectively, the 2010 renewal does not provide for any minimum license fee. During the fourth quarter of 2012, Intersections advised us that they will be terminating their VAR agreement as of April 1, 2013.

In November 2012, Airstrip Operations, LLC (“Airstrip”) licensed our MobiSecure mobile security SDK product. Under the license agreement, AirStrip will be able to develop HIPAA-compliant solutions with military-grade security for all consumer smartphones, tablets, and other mobile devices. Airstrip’s CEO is a member of our board of directors. The license fee earned under this arrangement was $225,000 and is being recognized on a cash basis.

Competition

The mobile applications market is an emerging market with an increasing number of vendors. The market is focused on specific niche/packaged applications rather than general purpose platforms such as Diversinet’ mHealth Platform. Vendors that compete in that market include Verivo, Kony Solutions, Spring Wireless, Rhomobile and others.

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

Regulatory Matters

Our products are subject to laws and regulations affecting the health care industry, and in particular the regulations adopted in the United States under The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”). HIPAA establishes, in relevant part, requirements regarding the confidentiality of patient health information, standard formats for the electronic interchange of health care and claims data, and penalties aimed at ensuring the privacy of patient health information.

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

At present, we have ten U.S. patents, which will be in effect until at least August 22, 2017, four patents granted in Israel in effect until at least 2017, and eight Canadian patent in effect until 2027, as follows:

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

On March 1, 2012, we received a Canadian patent from the Canadian Intellectual Property Office for our “Mobile Terminal System”.

On April 17, 2012, we received a Canadian patent from the Canadian Intellectual Property Office for our “A Method For Device Auto-Detection And Classification”.

On June 3, 2012, we received a U.S. Patent from the U.S. Patent and Trademark Office for our “Method and system for client-server mutual authentication using event-based OTP”.

On August 28, 2012, we received a Canadian patent from the Canadian Intellectual Property Office for our “System and Method for handling Permits”.

On December 25, 2012, we received a U.S. Patent from the U.S. Patent and Trademark Office for our “Method and system for authenticating a user of a mobile device”.

On January 22, 2013, we received a Canadian patent from the Canadian Intellectual Property Office for our “Method and System for delivering a command to a mobile device”.

We continue to seek patent and trademark protection where appropriate, and currently have 26 applications pending in the United States and Canada.

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

We believe that our coverage of these markets by our sales team through our partners is necessary to pursue our targeted customer base, which is still in the early stage of high-value secure mobile application deployment and testing. Our customer focus is on providing mobile authentication solutions to security providers, mobile network operators and application providers, both directly and through licensed distribution channels. We are also exploring OEM relationships for the private branding of our products, solutions and services.

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

During 2010, the average U.S. – Canadian dollar rate was 1.02, causing our Canadian dollar expenditures to increase relative to the U.S. dollar in the prior year. During 2011, the average U.S. – Canadian dollar rate was 0.9890, causing our Canadian dollar expenditures to be stable relative to the U.S. dollar in the prior year. During 2012, the average U.S. – Canadian dollar rate was 0.9996, causing our Canadian dollar expenditures to be stable relative to the U.S. dollar in the prior year.

5-A.	Operating Results

Year ended December 31, 2012 compared to year ended December 31, 2011

Revenue

The Company operates in a single reportable operating segment. This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services. For the years ended December 31, 2012 and 2011, we reported revenues of $1,515,000 and $1,292,000, respectively. We generated 45% (53% in 2011) of our revenues from the United States, 48% (39% in 2011) from Canada and 7% (8% in 2011) from the Asia Pacific region during the year ended December 31, 2012. During 2012, we generated 47% (34% in 2011) of our revenues from consulting services and 53% (66% in 2011) from licensing. We currently generate our revenues from a small number of customers. The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income. During 2012, 78% of our revenue came from three customers. During 2011, 82% of our revenue came from three customers. While we endeavor to increase our customer base, the market that we operate in is still in an evolving stage and our revenue base is still quite small. Therefore, it is reasonable to expect that our revenue will continue to be concentrated among relatively few new customers for the near future.

In January 2011, and amended in November 2012, we entered into a six year reseller agreement with 2205925 Ontario Limited d/b/a Mihealth Global Systems (“Mihealth”) which grants Mihealth the exclusive right to contract with Canadian head quartered companies and governmental and broader public sector entities located in Canada. Mihealth will have the non-exclusive right to contract in the rest of the world, excluding the United States. Mihealth has agreed to pay Diversinet an annual minimum commitment to maintain its exclusivity for the Canadian market. Diversinet has received annual minimum commitments of $400,000 for year 1 (2011) and $700,000 for year 2 (2012), and subject to earlier termination is to receive $700,000 in 2013, $1 million in year 3 (2014), $1.3 million in year 4 (2015) and $1.6 million in year 5 (2016), payable in quarterly installments. Mihealth can terminate its Canadian exclusivity and payment of the minimum commitment amounts upon 180 days notice.

In June 2011, Johnson & Johnson Pharmaceutical Research & Development, L.L.C. (“J&J”) licensed our MobiSecure product for a pilot to improve medication utilization and consumer interaction. During 2011, we delivered a MobiSecure® Publisher license, a MobiSecure SMS license and 5,000 Publisher mClient user licenses to J&J. During the third quarter of 2012, J&J indicated to the Company that it will not be continuing its medication adherence platform with Diversinet beyond the second quarter of 2013.

In September 2012, the U.S. Army’s Telemedicine and Advanced Technology Research Center (part of the U.S. Army Medical Research and Materiel Command) mCare telehealth-outreach program, for members of the military recovering from mild traumatic brain injuries (TBI) and other wounds, was renewed for another year. Diversinet is providing development, maintenance and consulting services to help the Army hasten the recovery and track the progress of as many as 10,000 wounded warriors who return home or to community-based transition units following initial recuperation in military medical facilities.

During the first quarter of 2012, the Board of Regents of the University of Nebraska d/b/a the University of Nebraska Medical Center (“U of N”) started using our MobiSecure SDK on a non-commercial basis to determine if the SDK could be utilized to interface with the U of N’s preoperative treatment algorithms. Under the agreement, Diversinet hosted a ‘sandbox’ environment until September 2012 that allowed the U of N to gain familiarity with the MobiSecure platform and to determine if it wants to acquire a permanent license for the software.

In November 2012, Airstrip Operations, LLC (“Airstrip”) licensed our MobiSecure mobile security SDK product. Under the license agreement, AirStrip will be able to develop HIPAA-compliant solutions with military-grade security for all consumer smartphones, tablets, and other mobile devices. The Company is recognizing the revenue associated with this arrangement on a cash basis.

Cost of Revenues

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers. There are no significant costs associated with the manufacturing of our software. The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues. Costs of revenues were $140,000 (gross margin of 91%) for the year ended December 31, 2012 compared to $105,000 (gross margin of 92%) for 2011, largely due to more consulting services activity during 2012. The Company is able to effectively redeploy its employees between its research and development projects, sales and marketing activities and customer service contracts on a continuous basis, thereby the cost of revenues only represents costs related to employees while they are actively involved in performing services under contracts.

Expenses

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance, support and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department. The Company does not include an allocation of general operating expenses to its research and development expenses. Research and development expenses were $2,456,000 for the year ended December 31, 2012 compared to $2,928,000 for 2011. In 2012, the Company reduced research and development expenses by $207,000 (2011 - $205,000, 2010 - $208,000) for tax credit refunds received during the year in relation to the previous year’s scientific research and $201,000 (2011 - $nil, 2010 - $nil) from the recording of tax credits recoverable related to expenditures incurred this fiscal year. Other decreases in research and development costs in 2012 were largely due to decreases of $98,000 in bonuses, $99,000 in contractors, $86,000 on consulting services and $51,000 in legal fees. These amounts were offset by an increase of $111,000 of termination costs relating to staff reductions in December 2012. In 2012, product development costs of $137,000 ($96,000 in 2011) were reallocated from research and development to cost of revenues as the development department redeployed its resources to perform professional services work to modify our products as required under our customer agreements.

Sales and marketing expenses include compensation of sales and marketing personnel, public relations and advertising costs, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department. The Company does not include an allocation of general operating expenses in its sales and marketing expenses. Sales and marketing expenses were $1,315,000 for the year ended December 31, 2012 compared to $1,665,000 for 2011. The decrease in 2012 is related mainly to decreases in overall salaries and benefits of $141,000 due to a reduction in the average number of people from 3 in 2011 to 2 in 2012, $122,000 in travel costs, $54,000 in consulting services and $37,000 in marketing expenses.

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs. Corporate personnel include executive officers, financial planning and control, legal, human resources and corporate administrative staff. General and administrative expenses were $1,908,000 for the year ended December 31, 2012 compared to $2,059,000 for 2011. Included in the December 31, 2012 general and administrative expenses is $292,000 ($670,000 for 2011) relating to stock-based compensation expenses. The change in 2012 is related mainly to increases in salary of $340,000 due to the compensation for our new CEO, travel expenses of $48,000, and rent and other office expense of $8,000. These amounts were offset by a decrease in recruiting fees of $132,000, stock based compensation of $378,000 and professional fees of $40,000.

Depreciation

Depreciation expense was $55,000 for the year ended December 31, 2012 compared to $63,000 for 2011. The modest decrease in depreciation in 2012 is consistent with the property and equipment asset base.

Other Income

Foreign exchange losses were $28,000 for the year ended December 31, 2012 compared to $32,000 for the year ended December 31, 2011. During 2012, the U.S./Canadian dollar exchange rate appreciated by 0.021 compared to an appreciation of 0.022 during 2011. We earned interest, net and other income of $20,000 during 2012 compared to $22,000 for 2011 through investing our excess cash. Current interest rates for short term investment grade investments continue to be low.

Net Loss

We reported net loss for the year ended December 31, 2012 of $4,368,000 compared to $5,537,000 for 2011. The net loss includes stock-based compensation expense relating to the issuance of common shares, options and warrants of $292,000 and $670,000 during 2012 and 2011, respectively. Basic loss per share for 2012 was $0.10 compared to $0.13 in 2011 based on a weighted average of 43,222,000 and 42,588,000 common shares, respectively. At December 31, 2012, the Company had 43,497,000 (43,009,000 – 2011) common shares outstanding and 50,691,000 (49,242,000 - 2011) common shares on a fully diluted basis.

Year ended December 31, 2011 compared to year ended December 31, 2010

Revenue

For the years ended December 31, 2011 and 2010, we reported revenues of $1,292,000 and $4,932,000, respectively. We generated 53% (98% in 2010) of our revenues from the United States, 39% (0% in 2010) from Canada and 8% (2% in 2010) from the Asia Pacific region during the year ended December 31, 2011. During 2011, we generated 34% (3% in 2010) of our revenues from consulting services and 66% (97% in 2010) from licensing. The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income. During 2011, 82% of our revenue came from three customers. During 2010, 97% of our revenue came from two customers.

Cost of Revenues

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

Expenses

Research and development expenses were $2,928,000 for the year ended December 31, 2011 compared to $3,112,000 for 2010. In 2011, the Company reduced research and development expenses by $205,000 (2010 - $208,000, 2009 - $nil) for refunds received during the year in relation to the prior year’s scientific research and development claims. The decrease in research and development costs in 2011 was largely due to decreases of $164,000 in bonus accrual and $98,000 in overall salaries due to a decrease in head count from 30 to 28 during the year. These amounts were offset by an increase of $97,000 in consulting services, $47,000 in legal services and $11,000 in recruiting fees. In 2011, product development costs of $96,000 ($9,000 in 2010) were reallocated from research and development to cost of revenues as the development department redeployed its resources to perform professional services work to modify our products as required under our customer agreements.

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

Net Income (Loss)

We reported net loss for the year ended December 31, 2011 of $5,537,000 compared to a net income of $1,867,000 for 2010. The net loss includes stock-based compensation expense relating to the issuance of common shares, options and warrants of $670,000 and $659,000 during 2011 and 2010, respectively. The 2011 net loss includes the loss from foreign exchange of $32,000 (gain of $190,000 in 2010) and other income of $nil (2010 – $3,561,000). Basic loss per share for 2011 was $0.13 compared to earnings per share of $0.04 in 2010 based on a weighted average of 42,588,000 and 45,029,000 common shares, respectively. At December 31, 2011, the Company had 43,009,000 (42,285,000 – 2010) common shares outstanding and 49,242,000 (47,750,000 – 2010) common shares on a fully diluted basis.

Application of Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Significant areas of estimation include, but are not limited to, cash flow estimates in support of the Company’s going concern assessment, the allowance for doubtful accounts, income tax valuation allowances, stock based compensation, the useful life of depreciable assets and the recoverability of property and equipment. In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties, and, makes judgments, which in their opinion at the time, represent fair, balanced and appropriate estimates and assumptions. Actual results could differ from those estimates. The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit Committee and are set out below. The Company’s significant accounting policies are described in Note 2 to the Consolidated Financial Statements. There have not been any changes to the Company’s critical accounting policies and estimates during the past three fiscal years.

Revenue recognition: The Company derives revenue from licensing its products and providing related services, including installation, integration, maintenance.

(i) License revenue:

We recognize revenues in accordance with ASC Topic 985-605, “Software Revenue Recognition”. We record product revenues from software licenses and products when persuasive evidence of an arrangement exists, the software product has been shipped, there are no significant uncertainties surrounding product acceptance by the customer, the fees are fixed and determinable, and collection is considered probable. We use the residual method to recognize revenues on delivered elements when a license agreement includes one or more elements to be delivered at a future date if evidence of the fair value of all undelivered elements exists. If an undelivered element for the arrangement exists under the license arrangement, revenues related to the undelivered element is deferred based on vendor-specific objective evidence (VSOE) of the fair value of the undelivered element. Our multiple-element sales arrangements include arrangements where software licenses and the associated post contract customer support (PCS) are sold together. We have established VSOE of the fair value of the undelivered PCS element based on the contracted price for renewal PCS included in the original multiple element sales arrangement, as substantiated by contractual terms and our significant PCS renewal experience. Our multiple element sales arrangements generally include irrevocable rights for the customer to renew PCS after the bundled term ends. The customer is not subject to any economic or other penalty for failure to renew. Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms. It is our experience that customers generally exercise their renewal PCS option. In the renewal transaction, PCS is sold on a stand-alone basis to the licensees one year or more after the original multiple element sales arrangement. The exercised renewal PCS price is consistent with the renewal price in the original multiple element sales arrangement. If VSOE of fair value does not exist for all undelivered elements, all revenues are deferred until sufficient evidence exists or all elements have been delivered. Our sales arrangements generally include standard payment terms. These terms effectively relate to all customers, products, and arrangements regardless of customer type, product mix or arrangement size.

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

Typically the entire arrangement fee is allocated to each element in the arrangement based on the respective VSOE of the fair value of each element. VSOE used in determining the fair value of license revenue is based on the price charged by the Company when the same element is sold in similar quantities to a customer of similar size and nature. VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete the task. VSOE used in determining the fair value of maintenance and technical support is based on annual renewal rates. The revenue allocable to the software license is recognized when the product revenue criteria are met. The revenue allocable to the consulting services is recognized as the services are performed. In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes. For arrangements containing multiple elements wherein VSOE of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until VSOE of fair value exists or all elements have been delivered.

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

Allowance for doubtful accounts

The Company has an accounts receivable balance of $135,000 at December 31, 2012 (2011 – $287,000). The Company’s historical revenues and related accounts receivable balances have fluctuated significantly. The valuation of accounts receivable requires significant estimates to be made by management and the valuation of these balances could have an impact on the Company’s consolidated financial statements. These accounts receivable are comprised of amounts arising from contractual arrangements with major health care and identity management providers. The Company determines an allowance for doubtful accounts based on knowledge of the financial conditions of its customers, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience. At December 31, 2012, management has consistently applied this methodology and the Company has had a history of minimal bad debt loss. A change in any of the factors impacting the estimate of the allowance for doubtful accounts will directly impact the amount of bad debt expense recorded in general and administrative expenses.

Tax credit recoverable

The Company is eligible for non-refundable tax credits under the Scientific Research and Experimental Development (“SRED”) program in Canada. Under this federal program, the Company is only eligible to claim a non-refundable investment tax credit (“ITC”), which can be offset against taxes payable at such time that the Company has an income tax liability. The Company is also eligible for refundable tax credits under the Ontario Innovation Tax Credit (“OITC”) program. Based on historical evidence of collection of amounts claimed as filed, Management has determined that there is reasonable assurance in this period and going forward that these OITC’s will be recoverable as filed, and accordingly, the Company has recorded a tax credit recoverable for 2012 of $201,000 (2011 - $nil, 2010 - $nil) related to expenditures incurred this fiscal year, with a corresponding reduction to the related research and development expenses that were incurred to earn the tax credit.

Income tax estimates

Management continually reviews the estimates of the valuation of deferred income tax assets. This involves the use of judgment in the estimation of future income projections, actual tax exposures, assessing temporary differences that result from differing treatments in items for accounting purposes versus tax purposes, and in the recoverability of the benefits arising from tax loss carry-forwards. The Company is required to assess whether it is more likely than not that deferred tax assets will be realized prior to the expiration of the related tax loss carry forwards.

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

Fair value of financial instruments

For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to the relatively short periods to maturity of these financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The Company’s financial instruments that are carried at fair value on the consolidated balance sheets are at the quoted market price which is categorized as Level 1 in the fair value hierarchy. There were no financial instruments measured at fair value using in Level 2 or 3 measurements (valuation technique using observable market inputs or valuation technique using non-observable market inputs) as at December 31, 2012 and 2011.

Changes in Accounting Policies Not Yet Adopted

In February 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2012-13, "Other Comprehensive Income (Topic 220) (“ASU 2012-13”), which superseded and replaced the presentation requirements for reclassifications out of accumulated other comprehensive income in ASU 2011-05 and 2011-12 for all public and private organizations. The amendments of ASU 2012-13 require an entity to provide additional information about reclassifications out of accumulated other comprehensive income by component. ASU 2013-12 is effective for the Company in our first quarter of Fiscal 2013 and will be applied retrospectively for comparative periods presented. We do not expect the adoption of ASU 2012-13 to have a significant impact on our consolidated financial statements.

In December 2011, the FASB issued Accounting Standards Update No. 2011-11, "Disclosures About Offsetting Assets and Liabilities" (ASU 2011-11), which creates new disclosure requirements about the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The purpose of ASU 2011-11 is to create a converged offsetting model that would eliminate a significant quantitative difference between balance sheets prepared under U.S. GAAP and IFRS. ASU 2011-11 is effective for us in our first quarter of Fiscal 2014 and will be applied retrospectively for comparative periods presented. We are currently evaluating the impact of our pending adoption of ASU 2011-11 on our consolidated financial statements.

5-B.	Liquidity and Capital Resources

Cash and cash equivalents at December 31, 2012 were $3,162,000 compared with $7,397,000 at December 31, 2011. The net change in cash and cash equivalents at December 31, 2012 was a decrease of $4,235,000 compared with $5,062,000 in 2011. The 2012 decrease was largely due to cash used in operations of $4,236,000. Cash used in investing activities for 2012 and 2011 is the result of the purchase of property and equipment of $10,000 and $89,000 respectively.

Our ability to generate future sources of capital is based principally upon our ability to achieve profitability in our operating activities. We have posted net losses in three of our past five years, including the two most recent fiscal years just ended. In addition, period-to-period operating results are significantly dependent upon the sale of license agreements and our success in providing professional services. In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons. We do not currently have any debt financing from which our operations may be funded.

Should revenue from our operations, together with our existing cash and cash equivalents, prove inadequate to meet our short-term working capital requirements during the next twelve months, we will need to raise additional amounts to meet our working capital requirements or consider other strategic investment opportunities. Possible sources of funding include private or public financings, strategic relationships or other arrangements to support our operations beyond the next twelve months. However, additional funding may not be available on terms attractive to us, or at all. If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies. Ultimately, there can be no assurance that we will be successful in obtaining additional financing and we do not expect to generate positive cash flows from operations in the next twelve months. As detailed in note 1 to the consolidated financial statements contained elsewhere in this report, our failure to either raise capital when needed or to generate revenues could leave us with insufficient resources in the future to sustain our operations over the next twelve months. During the fourth quarter of 2012, the Company undertook a cost reduction exercise by reducing 7 R&D staff, leaving 21 people in R&D at year end. Furthermore, the Company is reviewing additional cost reduction scenarios to further reduce future cash needed for operations and is considering pursuing additional financing and other strategic alternatives.

We are also subject to financial market risk exposures related to interest rate fluctuations and foreign currency exchange rates. Our exposure to market rate risk for changes in interest rates relates primarily to our cash equivalents and short-term investments, created by our past equity financings. We have not invested in derivative financial instruments. We invest in high quality money market instruments and bonds with terms of less than 90 days. We are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default, market and reinvestment risk. We do not make use of a bank line of credit and do not have any long-term debt. The impact of inflation has not been material to our business over the past five years.

The following table presents unaudited selected financial data for each of the last eight quarters ended December 31, 2012:

	Revenue for the period	Net income (loss) for the period	Net income (loss) per share
	($000’s)	($000’s)	($)
December 31, 2012	362	(1,139)	(0.03)
September 30, 2012	451	(655)	(0.02)
June 30, 2012	419	(1,147)	(0.03)
March 31, 2012	282	(1,427)	(0.03)
December 31, 2011	382	(1,664)	(0.04)
September 30, 2011	333	(1,074)	(0.03)
June 30, 2011	132	(1,688)	(0.04)
March 31, 2011	444	(1,111)	(0.03)

During September 2012 the Company recorded a tax credit recoverable of $201,000 and reduced research and development expenses by $207,000 for refunds received during the year in relation to the prior year’s scientific research and development claims.

5-C.	Research and Development, Patents and Licenses, et cetera

We plan to continue to invest in research and development for our mobile device security products based on the technology we purchased in 1996, and we anticipate spending approximately $1,820,000 in the year ending December 31, 2013 in connection with these efforts. We expect to allocate the majority of funds to salary payments to staff for the continued research and development of our HIPAA-compliant mobile healthcare (mHealth) applications and security product suite. We cannot reasonably estimate when the benefits, if any, of the continued development costs will be realized. We also cannot reasonably estimate whether any of the continuing development costs will result in revenue for us, or whether additional sources of funding will be available if continued development of the technology is unsuccessful.

5-D.	Trend Information

At this time, we cannot identify any known trends that are reasonably likely to have a material effect on our business due to a number of factors. We currently have customers that are using our products for pilot projects or are in commercial deployment. We enter from time to time into multi-year contracts with customers that often have minimum threshold amounts due to us. While these contracts can provide us with multiple year revenue streams, these contracts often have a risk of cancellation if there is slow customer adoption. Furthermore, some of these customers are new businesses and collectability of receivables may be a risk for us. The sales cycle can take a significant amount of time. In addition to customer constraints, such as budgetary restrictions, the integration process required to make our products function properly within a customer’s specific application may be complex. Mobile data commerce applications are still in their infancy, and the need for security applications is dependent on the adoption of these applications by consumers.

Our revenue model consists of (i) license fees from the licensing of our product suite which are one-time fees typically recorded upon execution of the license agreement, (ii) subscription revenues, where the relevant total fee would be recognized ratably over the non-cancelable term of the arrangement, (iii) consulting revenues, as employees and subcontractors provide services to our customers, which are recognized on a time and materials basis, or on a percentage of completion basis, depending on the contract, as employees and subcontractors provide services (iv) recurring royalties from the provision of certificates and permits, and (v) annual support fees. As our business evolves, we expect that our revenue will be generated through license fees and recurring royalties. This revenue stream is dependent on the adoption of transaction-based applications over wireless networks and therefore cannot be accurately projected at this time.

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

As of December 31, 2012, we are committed under operating leases for a total amount of approximately $1,325,000. The minimum payments due in each of the following years are as follows:

Contractual obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Operating lease obligations	1,324,571	290,259	640,092	394,220	-
Total	$1,324,571	$290,259	$640,092	$394,220	$-

During February 2011, Diversinet Corp. (Delaware) entered into an office lease for our U.S. sales office. The U.S. sales office is located in leased premises of approximately 2,987 square feet and expires in December 2016. During November 2011, we amended and extended our head office lease (of approximately 8,442 square feet) until April 2017.

5-G.	Safe Harbor

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6-A.	Directors and Senior Management

Set forth below is information concerning our executive officers and directors as of February 20, 2013:

Name	Position	Age
Richard Eidinger	Director	52
David Hackett	CFO and Secretary	48
Bret Jorgensen	Chairman	54
Gregory Milavsky	Director	51
Hon Pak	CEO	49
Alan Portela	Director	51
Philippe Tardif	Director	52
Albert Wahbe	Director	67
James Wigdale, Jr.	Director	52

The following sets forth certain information about each of our directors and executive officers:

Richard Eidinger, 52, has served as a director since September 2010. He is licensed to practice medicine in Canada and the United States. Dr. Eidinger has held executive positions with Aetna Health Plans and FHP (now United Healthcare) and currently is a Partner in the Life Sciences Practice of Heidrick & Struggles in the U.S.A. Dr. Eidinger graduated from the University of Saskatchewan College of Medicine. He completed training in Internal Medicine at the University of Western Ontario. He was a Fellow in Gastroenterology at the UCLA School of Medicine and is certified by the American Board of Internal Medicine. He also holds an M.B.A. from the Anderson Graduate School of Management at UCLA.

David Hackett, 48, has served as Chief Financial Officer and Corporate Secretary since March 2002. Previously, Mr. Hackett was CFO of a technology and service provider to electronic marketplaces, where he oversaw start-up operations, public financing and acquisitions. Mr. Hackett has also held senior financial management positions at EveryWare Development, Alliance Atlantis Communications and Entertainment Information Services Ltd. Mr. Hackett is a CA and holds an MBA with distinction from the Richard Ivey School of Business at the University of Western Ontario.

Bret Jorgensen, 54, has served as a Director and Chairman since July 2012. Mr. Jorgensen brings over 20 years of experience as a healthcare entrepreneur and corporate transformation executive to Diversinet. Mr. Jorgensen was most recently the CEO of MDVIP, a personalized healthcare company that was sold to Procter & Gamble in 2010. Previously, as CEO, he restructured InSight Health, a diagnostic-imaging business and was co-founder and president of TheraTx Health Services, a large, fast-growing healthcare services company. Mr. Jorgensen also currently serves as chairman of Crossover Health, an innovative worksite health provider, and a board member of the Kravis Leadership Institute. He is a strategic advisor to Qualcomm Life and Hello Health and has served as a director of several other public and private healthcare companies.

Gregory Milavsky, 51, has served as a Director since April 2007. Mr. Milavsky has over 20 years of corporate finance, investment banking and private equity experience in Toronto, London, New York and Tokyo. He was Associate Director of Corporate Finance with CIBC Limited, Investment Banker with James D. Wolfensohn Incorporated, Senior Vice President and Director with Rothschild Canada, Chief Executive of Rothschild Quantico Capital, Managing Director and Group Head of Scotiabank Private Equity Investments and is currently Senior Advisor of Canterbury Park Capital and Co-Founder of The Black Box Institute. He holds an MBA with distinction from the Harvard Graduate School of Business Administration and a bachelor of applied science degree in civil engineering from the University of Toronto.

Hon Pak, 49, has served as CEO since December 2011. Dr. Pak is a recently retired Chief Information Officer of the US Army Medical Department. He was the Army’s first Chief Medical Information Officer prior to his promotion to CIO. He also previously served as president of the American Telemedicine Association, leading the effort on global health and standards development for telehealth. He has also headed the Advanced Information Technology Group within the Telemedicine and Advanced Technology Research Center, which has served as the U.S. Department of Defense health IT research and development arm. Pak holds a medical degree from the Uniformed Services University of Health Sciences and completed a fellowship in dermatology at Walter Reed Army Medical Center. He is a distinguished graduate of the United States Military Academy.

Alan Portela, 51, has served as a Director since May 2011. Mr. Portela has more than 25 years experience as an information technology strategist and executive. He is currently CEO of Airstrip Operations, LLC, which provides mobile medical software applications designed to work across any platform to improve patient safety and reduce risk. He also serves as a director of CliniComp Intl. and an adviser to InTouch Health and Accenture. He is the founder of Hybrid Clinical Transformation LLC., which provides consulting services to healthcare companies. Mr. Portela is also a frequent industry speaker and lecturer at the University of California Irvine's Paul Merage School of Business.

Philippe Tardif, 52, has served as a Director since March 2007. Mr. Tardif is a partner at the law firm Borden Ladner Gervais LLP and specializes in securities law and capital markets transactions. He also advises on corporate governance matters and acts as advisor to special committees and boards of directors. A past member of the Securities Advisory Committee to the Ontario Securities Commission and a member of the Securities Law Subcommittee of the Ontario Bar Association, Mr. Tardif was called to the Ontario Bar in 1987.

Albert Wahbe, 67, has served as a Director since July 2006 and CEO from April 2007 to December 2011 and Chairman from July 2006 to June 2012. Mr. Wahbe was previously Executive Vice President and Group Head, Global Transaction Banking at Scotiabank, where he led the evolution of e-commerce and e-banking to provide Global Business solutions. Mr. Wahbe was also CEO of e-Scotia, where he developed Scotiabank’s Internet banking, e-commerce, wireless, telephone banking and smart card technologies for consumers. Prior to Scotiabank, Mr. Wahbe held senior management positions in marketing and technology operations at I.B.M. Canada. Mr. Wahbe graduated from the Harvard University Graduate School of Business in 1998, completing the Advanced Management Program and International Senior Management Program.

James (‘Jay’) Wigdale Jr., 52, has served as a Director since January, 2005. Mr. Wigdale founded Lakefront Partners, LLC, a money-management firm, in 1998 and is the firm's Chief Investment Officer. Prior to founding Lakefront, he was senior VP of Institutional Sales and Regional Manager for Robert W. Baird & Co. Mr. Wigdale was also the VP of Corporate Banking from 1984 to 1990 at Barnett Bank, Inc. (now Bank of America). He holds a Bachelor of Science (Marketing) degree from Miami University of Ohio.

6-B.	Compensation Discussion and Analysis

The following table and notes show the executive compensation, including stock based compensation, paid or accrued by us during the year ended December 31, 2012 to our Chief Executive Officer, our Chief Financial Officer and the three other most highly compensated executive officers of the Corporation (the “Named Executive Officers”) whose total compensation exceeded Cdn$150,000.

	Annual Compensation (Cdn$)			Long Term Compensation	Total Compensation
Name and Principal Position	Salary	Bonus(7)	Other Annual Compensation	Options/ (Cdn$)	(Cdn$)
Hon Pak Chief Executive Officer	358,173(1)	-	-	417,869	776,042
Albert Wahbe Former Chief Executive Officer	18,282(2)	-	18,000	-	36,282
David Hackett Chief Financial Officer	190,000(3)	-	-	21,888	211,888
David Annan Chief Technology Officer	200,000(4)	-	-	21,888	221,888
Hussam Mahgoub SVP Corporate Development	152,000(5)	-	-	16.416	168,416
Charles Blair VP Customer Engineering	145,000(6)	-	-	16,416	161,416

(1)	Dr. Pak is currently being compensated at the rate of US$360,000 per annum. See “Employment Agreements”.

(2)

During 2012, Mr. Wahbe was compensated at the rate of Cdn$450,000 per year, payable by the issuance of up to 300,000 common shares per annum. See “Employment Agreements”. In December 2011, Mr. Wahbe entered into a termination agreement whereby we paid his salary and expenses until March 2012.

(3)	Mr. Hackett is currently being compensated at the rate of Cdn$190,000 per annum. See “Employment Agreements”.

(4)	Mr. Annan is currently being compensated at the rate of Cdn$200,000 per annum. See “Employment Agreements”.

(5)	Mr. Mahgoub is currently being compensated at the rate of Cdn$152,000 per annum. See “Employment Agreements”.

(6)	Mr. Blair is currently being compensated at the rate of US$145,000 per annum. See “Employment Agreements”..

(7)

Bonus allocations, if any, are determined annually at the discretion of the board of directors on the recommendation of the Compensation Committee. Bonuses are accrued and recorded as compensation in the fiscal year they are earned. In the case of Mr. Wahbe, his bonus is payable in common shares (see Employment Agreements for further discussion).

There were no long-term incentive awards other than stock options made to the executive officers listed above during the fiscal year ended December 31, 2012. There are no pension plan benefits in place for our executive officers and none of our senior officers or directors is indebted to us. Termination and change of control benefits are described below in “Employment Agreements”. Further discussion of the rationale for compensation is included below in the Section 4C “Compensation Committee”.

Employment Agreements

We entered into an employment agreement with Albert Wahbe, Chief Executive Officer as of April 2008 and renewed for a one year term in March 2011. Mr. Wahbe’s compensation consisted of an annual base compensation of up to Cdn$450,000, payable in up to 300,000 common shares (75,000 quarterly), bonus of up to Cdn$300,000 as determined by our Board of Directors, payable in up to 200,000 common shares. Mr. Wahbe was also entitled to reimbursement of up to Cdn$6,000 per month in expenses. In 2012, Mr. Wahbe received 75,000 common shares and Cdn$18,000 in compensation. In 2011 Mr. Wahbe received 300,000 common shares and Cdn$72,000 in compensation as CEO. The employment agreement also contained certain change of control provisions and non-disclosure provisions. In December 2011, Mr. Wahbe entered into a termination agreement whereby Diversinet paid his salary and expenses until March 2012.

We entered into a consulting agreement with HSP Technologies for the services of Hon Pak, as interim Chief Executive Officer, effective December 15, 2011. Dr. Pak’s compensation consisted of a monthly fee of $30,000. We entered into an employment agreement with Hon Pak, Chief Executive Officer, effective February 10, 2012, replacing the consulting agreement which provides for an annual base salary of U.S.$360,000, and a performance bonus of U.S.$180,000, as determined by our Board of Directors and payable upon the achievement of corporate objectives. The contract provides for payment of six months’ salary upon termination of employment without cause, and payment of twelve months’ salary upon termination as a result of a change-in-control within twelve months of a change of control. All unvested options shall vest upon a change of control. The employment agreement also contains certain change of control provisions, non-disclosure provisions, and is subject to certain termination provisions.

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

We entered into an employment agreement with Hussam Mahgoub effective December 1, 2011, replacing an employment agreement effective April 1, 1999, as amended, which provides for an annual base salary of Cdn$152,000 and a performance bonus of $70,000, payable upon the achievement of corporate objectives. The contract provides for payment of six months salary upon termination of employment without cause or upon termination as a result of a change-in-control within twelve months of a change of control. All unvested options shall vest upon a change of control. The employment agreement also contains certain change of control provisions, non-disclosure provisions, and is subject to certain termination provisions.

We entered into an employment agreement with Charles Blair, effective April 2, 2012, replacing an employment agreement effective March 15, 1999, as amended, which provides for an annual base salary of Cnd$145,000 and a performance bonus of $58,000, payable upon the achievement of corporate objectives. The contract provides for payment of six months salary upon termination of employment without cause or upon termination as a result of a change-in-control within six months of a change of control. All unvested options shall vest upon a change of control. The employment agreement also contains certain change of control provisions, non-disclosure provisions, and is subject to certain termination provisions.

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

Compensation of Directors

During 2012, we issued common shares to non-management board members in lieu of cash compensation as follows: 93,750 on March 31st, 112,500 on each of June 30th and September 30th, and 93,750 on December 31st. During 2011, we issued common shares to non-management board members in lieu of cash compensation as follows: 75,000 on March 31st, 84,272 on June 30th, 93,750 on each of September 30th and December 31st. Our directors received no cash compensation during fiscal 2012 for attending meetings of the board of directors or a committee of the board of directors.

Director Name	Equity Paid	Options	Other	Total Compensation
	US$	US$	US$	US$
Richard Eidinger	8,063	-	-	8,063
Bret Jorgensen	-	77,721	90,000	167,721
Gregory Milavsky	8,063	-	-	8,063
Philippe Tardif	8,063	-	-	8,063
Alan Portela	8,063	-	-	8,063
Albert Wahbe	18,375	-	18,092(1)	36,467
James Wigdale, Jr.	8,063	-	-	8,063

(1)	During Q1 2012, Mr. Wahbe was being compensated as pursuant to his termination agreement. See discussion above and “Employment Agreements”.

Options to Purchase Our Securities

Amended and Restated Stock Option Plan

Our Amended and Restated Stock Option Plan was established on October 15, 1993 and was amended on February 4, 1997, April 16, 1999, May 15, 2000, January 22, 2003, August 15, 2003, February 22, 2005, February 22, 2006, May 2, 2007, May 13, 2008 and February 10, 2012. Under our share option plan, options for up to a specified maximum limit of 10,958,476 (to be a net amount of 8,984,362, being 10,958,476 in aggregate available under the Plan less the 1,974,113 issued on exercise of Options to date) common shares may be granted from time to time by the board of directors to our directors, officers, employees and consultants of us and any of our subsidiaries. Options granted under our share option plan generally have an exercise price equal to the greater of (i) the closing price of the common shares on the day immediately proceeding the day of the grant, and (ii) the weighted average price over the preceding five trading days of the grant and generally will be exercisable quarterly over a two-year period and will expire after five years.

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

As at February 20, 2013, there were a total of 6,436,887 options to purchase common shares outstanding under our share option plan at exercise prices ranging from $0.06 to $0.71 with expiration dates ranging from April 9, 2013 to March 30, 2018. The directors and officers as a group hold options to purchase 4,663,562 of our common shares. The following table provides details on the share options granted to our directors, officers, employees and consultants under the terms of our share option plan as at February 20, 2013.

Share Options Outstanding
Optionee	Total number of common shares subject to option	Share exercise price	Expiration date
Directors and Officers	4,663,562	$0.09 to $0.60	04/09/2013 – 07/30/2017
Employees and Consultants	1,773,325	$0.06 to $0.71	05/12/2013 – 03/30/2018

6-C.	Board Practices

Statement of Corporate Governance Practices

A description of our corporate governance practices is set out below in response to the requirements of National Instrument 58-101 (Disclosure of Corporate Governance Practices) of the Canadian Securities Administrators (“NI 58-101”).

Board of Directors

Our Board presently consists of eight directors, who are elected annually. Each director elected will hold office until the close of business of our first annual meeting of shareholders following his election unless his office is earlier vacated in accordance with our by-laws. The Board has established three standing committees: the Audit Committee, the Compensation Committee and the Governance Committee. Committee members are appointed annually following our annual meeting of shareholders.

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

The following directors are “independent” pursuant to NI 58-101: Richard Eidinger, Gregory Milavsky, Philippe Tardif and James Wigdale. Hon Pak is not independent as he is our Chief Executive Officer. Bret Jorgensen and Alan Portela are not independent as each has received more than $75,000 in direct compensation during any 12 month period within the last three years. Albert Wahbe is not independent, as he was Chief Executive Officer within the last three years.

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

Ethical Business Conduct

We are committed to promote the highest standard of ethics and integrity in the pursuance of all of our activities. Furthermore, the directors, officers and employees of the Company are expected to act and to hold their office within the best interests of the Company. We expect that all directors shall act in compliance of all laws and regulations applicable to their office as director of the Company.

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

As part of its stewardship responsibilities, the Board of Directors has approved a formal “Code of Business Conduct and Ethics” that governs the behavior of our directors, officers and employees. Furthermore, the Board of Directors has approved a formal “Whistle Blower Policy” to compliment the procedures already existing in the Code of Conduct and Ethics. The Board monitors compliance with these standards and is responsible for the granting of any waivers from these standards to directors or officers. Disclosure will be made by us of any waiver from these standards granted to our directors or officers in our quarterly report that immediately follows the grant of such waiver. No waiver has been granted to date.

Nomination of Directors

The Governance Committee assists the Board of Directors in seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement. During 2012, with the hiring of Hon Pak as Chief Executive Officer, the Governance Committee determined that it was beneficial to have Dr. Pak join the Board effective February 2012. With the retirement of Mr. Wahbe as Chairman in June 2012, the Governance Committee determined that it was beneficial to have Bret Jorgensen join the Board effective July 2012 as Chairman. During 2011, the Governance Committee reviewed the composition of the Board and qualifications of the Directors and reviewed a number of potential candidates leading to Alan Portela joining the Board effective May 2011.

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

The members of the Audit Committee are Gregory Milavsky (Chair), Richard Eidinger and Philippe Tardif, all of whom are non-management directors and are “independent” directors, as such term is defined in National Instrument 52-110 regarding Audit Committees. To carry out our responsibilities, the Audit Committee held four meetings during the year ended December 31, 2012, five meetings during the year ended December 31, 2011, and four meetings during the year ended December 31, 2010.

Compensation Committee

Overview and Philosophy

The Compensation Committee is comprised of three directors. It is the responsibility of the Compensation Committee to determine the level of compensation and to develop recommendations for stock option grants for approval by the Board of Directors in respect of our senior executives with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of our strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors. The members of the Compensation Committee are Richard Eidinger (chair), Bret Jorgensen and Jay Wigdale.

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

For the year ended December 31, 2012, the Compensation Committee recommended and approved a total of $nil for the executive team out of a potential total bonus pool of $280,000 or 0% of the potential total bonus pool. There are currently no guaranteed executive bonuses for 2013 or beyond. Furthermore, subsequent to December 31, 2012, there have been no new decisions or policies that materially affect the compensation paid during 2012.

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

Chief Executive Officer Compensation

In December 2011, we appointed Dr. Hon Pak as interim Chief Executive Officer. The consulting firm founded by Dr. Pak, HSP Consulting (“HSP”) was retained by Diversinet to provide Dr. Pak’s services until February 10, 2012 when he became CEO and Dr. Pak entered into an employment agreement. Dr. Pak’s compensation consists of salary of U.S.$360,000 and bonus of up to U.S.$180,000, as determined by our Board of Directors.

In addition, Dr. Pak is entitled to participate in our bonus plan and stock option awards as part of his compensation. In September 2011, options to purchase 50,000 common shares at $0.41 per share, vesting in accordance with the Plan were granted to Dr. Pak upon his appointment to the Advisory Board. In December 2011, options to purchase 300,000 common shares at $0.18 per share, vesting equally in December 2011, June 2012 and December 2012 were granted to Dr. Pak upon his appointment to the position of interim CEO. Having transitioned from a consultant to an employee, the Company has adjusted the option accounting accordingly. Dr. Pak, as part of his employment agreement in February 2012, received 1,400,000 options under the share option plan which were approved by shareholders in June 2012.

The Compensation Committee did not directly base Dr. Pak’s bonus and option grants on rates for comparable employers, although the Compensation Committee did consider the compensation of CEOs of other issuers in the same industry in determining Dr. Pak’s overall compensation. The historical stock option awards to Dr. Pak are consistent with our compensation philosophy, which is to tie a portion of the Chief Executive Officer’s compensation to corporate performance and the achievement of growth in shareholder value.

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

As of the February 20, 2012, we have two senior officers, 26 employees and 3 contractors. Our CEO is located in Clarksburg, Maryland and our CFO is located in Toronto, Ontario. Of our 26 employees, 20 are in research and development (of which five hold advanced degrees in science or business), 2 are in sales and marketing and 4 are in finance and administration.

We currently have one employee in the United States and 25 in Canada. Our employees are not unionized. We believe that our relations with our employees are good. We enter into employment contracts with most of our officers, managers and employees, which contain a non-compete clause both for the period of their employment with us and for one year thereafter.

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

As of February 20, 2013, we had 43,496,847 common shares outstanding.

The following table shows the ownership of our common shares as of February 20, 2013 of:

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

Name	Number of Shares Owned	Number of Options or Warrants Owned	Options Represent	Percentage of Outstanding Shares
Richard Eidinger	175,000	-	_	0.4%*
David Hackett	701,365	450,000 options	The vested and immediately exercisable portion of options to purchase an aggregate of 400,000 common shares at purchase price of $0.60 per share and 200,000 common shares at a purchase price of $0.11. The balance of these options vest in equal installments on a quarterly basis over periods ranging from two to four years.	2.6%
Bret Jorgensen	_	458,768 options	The vested and immediately exercisable portion of options to purchase an aggregate of 863,563 common shares at purchase price of $0.09 per share. The balance of these options vest in equal installments on a quarterly basis over a two years period, beginning July 3, 2012.	1%
Gregory Milavsky	443,145	_	_	1.0%
Hon Pak	-	687,500 options	The vested and immediately exercisable portion of options to purchase 50,000 common shares at a purchase price of $0.41per share, 300,000 common shares at a purchase price of $0.18 per share and 1,400,000 common shares at a purchase price of $0.30 per share. The balance of these options vest in equal installments on a quarterly basis over a two years period, February 10, 2012.	1.6%
Alan Portela	121,772	_	_	0.3%*
Philippe Tardif	443,145	_	_	1.0%
Albert Wahbe	9,187,500	1,450,000 options	The vested and immediately exercisable portion of options to purchase an aggregate of 1,450,000 common shares at a purchase price of $0.55 per share.	23.8%
Lakefront Partners, LLC and James B. Wigdale, Jr. (1)	5,323,534	_	_	12.2%
All Officers and Directors, beneficial owners as a group (9 persons)	16,395,461	3,046,268		41.8%
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

During the year ended December 31, 2012, we engaged in transactions in the normal course of operations with related parties. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the parties negotiating at arms-length.

In April 2011, Mr. Wahbe entered into a one year employment agreement to continue to serve as Chief Executive Officer. Mr. Wahbe’s compensation consisted of salary of up to Cdn$450,000 and was payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to Cdn$300,000 and was payable through the issuance of up to 200,000 Diversinet common shares annually as determined by our Board of Directors. In 2012 Mr. Wahbe received 75,000 common shares and Cdn$18,000 in compensation as CEO. In 2011 Mr. Wahbe received 300,000 common shares and Cdn$72,000 in compensation as CEO. In December 2011, Mr. Wahbe entered into a termination agreement whereby we paid his salary and expenses until March 2012. In April 2008, Mr. Wahbe received options to purchase up to an aggregate of 1,500,000 common shares at $0.55 per share, which options are fully vested as at December 31, 2012. As of December 31, 2012, Albert Wahbe owns 9,187,500 common shares and 1,500,000 options, representing approximately 23.8% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

In May 2011, the Company appointed Mr. Alan Portela, CEO of Airstrip Operations, LLC. (“Airstrip”), to the Company’s board of directors. The consulting firm founded by Mr. Portela, Hybrid Clinical Transformation LLC (“Hybrid”), had been retained by Diversinet to provide sales and business development services until April 2012. During 2012 and 2011, the Company paid Hybrid $40,000 and $70,000, respectively. The Company has transacted these services at the exchange amount. In November 2012, the Company entered into a licensing arrangement with Airstrip licensed our MobiSecure mobile security SDK product. The terms of the arrangement are similar to those entered into with arm’s length parties. The Company is recognizing the revenue associated with this licensing arrangement on a cash basis. As at and for the year ended December 31, 2012 the Company recorded deferred revenue of $45,000 and revenue of $30,000 with Airstrip.

In December 2011, we appointed Dr. Hon Pak, as interim Chief Executive Officer. The consulting firm founded by Dr. Pak, HSP Consulting (“HSP”) was retained by Diversinet to provide Dr. Pak’s services until February 10, 2012 when he became CEO. In 2011, options to purchase 300,000 common shares at $0.18 per share were granted to Dr. Pak upon his appointment to the position of interim CEO. As at December 31, 2012 these options have fully vested. In September 2011, options to purchase 50,000 common shares at $0.41 per share, vesting in accordance with the Plan were granted to Dr. Pak upon his appointment to the Advisory Board. Having transitioned from a consultant to an employee, the Company has adjusted the option accounting accordingly. Dr. Pak, as part of his employment agreement in February 2012, received an additional 1,400,000 options under the share option plan which was approved by shareholders in June 2012. During 2012 and 2011, the Company paid HSP $42,000 and $39,000, respectively for consulting services rendered prior to his appointment as CEO. The Company has transacted these services at the exchange amount.

In July 2012, we appointed Bret Jorgensen to the Company’s board of directors and chairman. The consulting firm founded by Mr. Jorgensen, Jorgensen Advisory Services (“JAS”), has been retained by Diversinet to provide certain business advisory services. Under the agreement options were granted to purchase 863,562 common shares at $0.09 per share, vesting 25% on the date of grant and the remaining 75% quarterly in arrears over two years in accordance with the share option plan. During the 2012 and 2011, the Company paid JAS $90,000 and $0, respectively. The Company has transacted these services at the exchange amount.

7-C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8	FINANCIAL INFORMATION

8-A.	Consolidated Statements and Other Financial Information

The financial statements are included in this Registration Statement, Form 20-F under Item 18.

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

In addition to the above, in the ordinary course of business, we and our subsidiaries have had legal proceedings brought against us.

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

The following table lists the high, low and closing prices on the OTC Bulletin Board of our common shares for the last five fiscal years ended December 31:

OTC Bulletin Board Trading Activity
Year ended December 31,	High	Low	Closing	Trading Volume (000)
2012	$0.30	$0.04	$0.05	2,546
2011	$0.54	$0.17	$0.20	3,344
2010	$0.79	$0.25	$0.47	5,216
2009	$0.99	$0.14	$0.75	11,216
2008	$0.71	$0.26	$0.42	8,351

The following table lists the high, low and closing prices on the OTC Bulletin Board of our common shares for the last eight fiscal quarters:

OTC Bulletin Board Trading Activity
Quarter Ended	High	Low	Closing	Trading Volume (000)
December 31, 2012	$0.10	$0.04	$0.05	849
September 30, 2012	$0.17	$0.06	$0.09	445
June 30, 2012	$0.24	$0.09	$0.09	660
March 31, 2012	$0.30	$0.18	$0.20	591
December 31, 2011	$0.38	$0.17	$0.20	1,112
September 30, 2011	$0.49	$0.24	$0.37	768
June 30, 2011	$0.51	$0.34	$0.41	330
March 31, 2011	$0.54	$0.29	$0.46	731

The following table lists the high, low and closing prices on the OTC Bulletin Board of our common shares for the last six months:

OTC Bulletin Board Trading Activity
Month Ended	High	Low	Closing	Trading Volume (000)
January 2013	$0.09	$0.05	$0.06	327
December 2012	$0.07	$0.05	$0.05	342
November 2012	$0.09	$0.04	$0.05	307
October 2012	$0.10	$0.05	$0.09	201
September 2012	$0.10	$0.08	$0.09	58
August 2012	$0.16	$0.09	$0.10	186

The following table lists the high, low and closing prices on the TSX Venture Exchange of our common shares for the last four fiscal years ended December 31:

TSX Venture Exchange Trading Activity (Prices in Cdn$)
Year ended December 31,	High	Low	Closing	Trading Volume (000)
2012	$0.38	$0.04	$0.05	786
2011	$0.53	$0.16	$0.18	457
2010	$0.73	$0.36	$0.37	1,610
2009	$0.99	$0.45	$0.80	549

The following table lists the high, low and closing prices on the TSX Venture Exchange of our common shares for the last eight fiscal quarters:

TSX Venture Exchange Trading Activity (Prices in Cdn$)
Quarter Ended	High	Low	Closing	Trading Volume (000)
December 31, 2012	$0.08	$0.04	$0.05	308
September 30, 2012	$0.17	$0.08	$0.08	84
June 30, 2012	$0.20	$0.07	$0.07	247
March 31, 2012	$0.38	$0.20	$0.20	146
December 31, 2011	$0.32	$0.18	$0.18	102
September 30, 2011	$0.43	$0.16	$0.31	106
June 30, 2011	$0.48	$0.34	$0.38	112
March 31, 2011	$0.53	$0.37	$0.37	139

The following table lists the high, low and closing prices on the TSX Venture Exchange of our common shares for the last six months:

TSX Venture Exchange Trading Activity (Prices in Cdn$)
Month Ended	High	Low	Closing	Trading Volume (000)
January 2013	$0.11	$0.05	$0.06	311
December 2012	$0.06	$0.04	$0.05	125
November 2012	$0.06	$0.04	$0.05	109
October 2012	$0.08	$0.06	$0.07	74
September 2012	$0.13	$0.08	$0.08	18
August 2012	$0.16	$0.15	$0.16	17

Our common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services Inc. located in Toronto, Ontario, Canada, the registrar and transfer agent for our common shares.

On February 20, 2013, the shareholders’ list for our common shares showed 191 registered shareholders and 43,496,847 shares outstanding. Of the 191 registered shareholders, 134 list U.S. addresses, showing ownership of an aggregate of 20,941,550 shares, representing 48% of our outstanding common shares.

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

General

Our authorized share capital consists of an unlimited number of common shares, no par value. As of December 31, 2012, we had 43,496,847 common shares issued and outstanding. We have no authorized preferred shares.

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

Warrants

We have outstanding warrants as at December 31, 2012, currently or within the next 60 days, exercisable for up to an aggregate of 210,000 of our common shares at an exercise price of $0.75 and $1.00 per share.

Options

We have outstanding options as at December 31, 2012, currently or within the next 60 days, exercisable for up to an aggregate of 3,077,305 of our common shares at an exercise price range between $0.09 and $0.71per share.

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

4.

The articles of incorporation do not provide for an amendment of the articles by some defined percentage vote of holders of common shares.  The Business Corporations Act (Ontario) (“OBCA”) alone would govern these amendments (i.e., a special resolution, which is a resolution passed at a meeting by at least two-thirds of the votes cast).

5.

Article 6 of the Company’s by-laws provide details with respect to meetings of shareholders, including that notice of the time and place of the meeting be sent not less than 10 days and not more than 50 days before the date of the meeting to each person whose name appears on the records of the Corporation at the close of business on the day next preceding the giving of the notice as a shareholder entitled to vote at the meeting.  The Company’s by-laws also provide that the holders of 20% of the shares entitled to vote at the meeting constitutes a quorum for the transaction of business at the meeting.

In addition, the OBCA provides that the directors may fix in advance a record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but the record date shall not precede by more than 60 days or by less than 30 days the date on which the meeting is to be held.  Notice of the record date must be given not less than seven days before the date so fixed by advertisement in a newspaper and to the stock exchange in Canada where shares are listed for trading.  Where no record date is fixed, the record date for the determination of shareholders entitled to receive notice of the meeting is at the close of business on the day immediately preceding the day on which the notice is given.  Notice of the meeting must be sent to each shareholder entitled to vote at the meeting not less than 21 days and not more than 50 days before the date of the meeting.  The Company must prepare a list of shareholders entitled to receive notice of a meeting.  If a record date is fixed, the list must be prepared not later than ten days after the record date.  If no record date is fixed, the list must be prepared at the close of business on the day immediately preceding the day on which notice is given.  Only shareholders whose names appear on the list are entitled to vote the shares shown opposite their names at the meeting to which the list relates.

6.

There are no limitations on the rights to own the Company’s securities, including any rights with respect to voting such securities, however, applicable Canadian antitrust and foreign investment laws could potentially restrict a non-resident or foreign shareholder from acquiring control of the Company.

7.	Not Applicable.

8.	Not Applicable.

9.	Not Applicable.

10.	Not Applicable.

10-C.	Material Contracts

In April 2011, Mr. Wahbe entered into a one year employment agreement to continue to serve as Chief Executive Officer. Mr. Wahbe’s compensation consisted of salary of up to Cdn$450,000 and was payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to Cdn$300,000 and was payable through the issuance of up to 200,000 Diversinet common shares annually as determined by our Board of Directors. In 2012 Mr. Wahbe received 75,000 common shares and Cdn$18,000 in compensation as CEO. In 2011 Mr. Wahbe received 300,000 common shares and Cdn$72,000 in compensation as CEO. In December 2011, Mr. Wahbe entered into a termination agreement whereby we paid his salary and expenses until March 2012. Furthermore in April 2008, Mr. Wahbe received options to purchase up to an aggregate of 1,500,000 common shares at $0.55 per share, which options vest annually in arrears over a four year period ending in 2012. As of December 31, 2012, Albert Wahbe owns 9,187,500 common shares and 1,500,000 options, representing approximately 23.8% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

In May 2007 we entered into a three year license and value added reseller (“VAR”) agreement with Intersections Inc. (“Intersections”) for our MobiSecure Wallet and MobiSecure Vault mobile secure access solutions. Intersections is a provider of identity theft protection and credit management solutions for consumers. In December 2008, we amended the license and VAR agreement to change the contract term to November 2010. This amendment provided for minimum license fees of $850,000 and $1,310,000 over the two years ended November 2010, respectively, payable quarterly in advance. The 2010 renewal does not provide for any minimum license fee. During the fourth quarter of 2012, Intersections advised us that they will be terminating their VAR agreement as of April 1, 2013.

A pilot program initiated in 2008 with the U.S. Army’s Telemedicine and Advanced Technology Research Center (part of the U.S. Army Medical Research and Materiel Command) to provide support for returning “Wounded Warriors” led to a 5 year contract (renewable annually) that was signed in November 2010. In September 2012, the agreement was renewed for another year. We are providing development, maintenance and consulting services to help the Army hasten the recovery and track the progress of as many as 10,000 “wounded warriors” who return home or to community-based transition units following initial recuperation in military medical facilities.

In January 2011, and amended in November 2012, we entered into a six year reseller agreement with 2205925 Ontario Limited d/b/a Mihealth Global Systems (“Mihealth”) which grants Mihealth the exclusive right to contract with Canadian head quartered companies and governmental and broader public sector entities located in Canada. Mihealth will have the non-exclusive right to contract in the rest of the world, excluding the United States. Mihealth has agreed to pay Diversinet an annual minimum commitment to maintain its exclusivity for the Canadian market. Diversinet has received annual minimum commitments of $400,000 for year 1 (2011) and $700,000 for year 2 (2012), and subject to earlier termination is to receive $700,000 in 2013, $1 million in year 3 (2014), $1.3 million in year 4 (2015) and $1.6 million in year 5 (2016), payable in quarterly installments. Mihealth can terminate its Canadian exclusivity and payment of the minimum commitment amounts upon 180 days notice. Furthermore, the parties entered into a license agreement to allow Mihealth to move from a pilot program into production.

During February 2011, Diversinet Corp. (Delaware) entered into an office lease for our U.S. sales office. The U.S. sales office is located in leased premises of approximately 2,987 square feet at 222 West Las Colinas Boulevard, Suite 1405-North, Irving, Texas. The lease, which is for 68 months including two months of beneficial occupancy, for our sales office expires on or about October 2016.

In June 2011, Johnson & Johnson Pharmaceutical Research & Development, L.L.C. (“J&J”) licensed our MobiSecure product for a pilot to improve medication utilization and consumer interaction. The product utilizes existing MobiSecure Publisher features and new features being developed for consumer interaction. During the third quarter of 2011, we delivered a MobiSecure® Publisher license to J&J. During the fourth quarter of 2011, we delivered a MobiSecure SMS license and 5,000 Publisher mClient user licenses to J&J. During the third quarter of 2012, J&J indicated that it will not be continuing its medication adherence platform with Diversinet beyond the second quarter of 2013.

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

During the first quarter of 2012, the Board of Regents of the University of Nebraska d/b/a the University of Nebraska Medical Center (“U of N”) started using our MobiSecure SDK on a non-commercial basis to determine if the SDK could be utilized to interface with the U of N’s preoperative treatment algorithms. Under the agreement, Diversinet hosted a ‘sandbox’ environment until September 2012 that allowed the U of N to gain familiarity with the MobiSecure platform and to determine if it wants to acquire a permanent license for the software.

In November 2012, Airstrip Operations, LLC (“Airstrip”) licensed our MobiSecure mobile security SDK product. Under the license agreement, AirStrip will be able to develop HIPAA-compliant solutions with military-grade security for all consumer smartphones, tablets, and other mobile devices.

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

Non-corporate U.S. Holders generally will be eligible for the preferential U.S. federal rate on qualified dividend income for tax years beginning on or before December 31, 2012, provided that we are a “qualified foreign corporation,” the stock on which the dividend is paid is held for a minimum holding period, and other requirements are satisfied.

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

Passive Foreign Investment Company

United States income tax legislation contains rules governing passive foreign investment companies, as defined in Section 1297 of the Internal Revenue Code (“PFICs”), that can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Internal Revenue Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and some types of rents and royalties, or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Based on these tests we do not believe that we met the definition of a PFIC in 2000, 2001, 2002, 2003, 2004, 2005, 2006, 2007, 2008, 2009, 2010,2011or 2012. As stated above, we believe that we will not be treated as a PFIC for our fiscal year 2013.

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

We believe that inflation has not had a material impact on our results of operations for each of our fiscal years in the three-year period ended December 31, 2012. However, there can be no assurance that future inflation would not have an adverse impact on our operating results and financial condition. We have limited market risk exposure since we do not have any outstanding variable rate debt or derivative financial or commodity instruments as of December 31, 2012.

Since we currently earn revenues and incur expenses in United States dollars and Canadian dollars, exchange rates for these and other local currencies in countries where we may operate in the future may fluctuate in relation to the United States dollar and such fluctuations may have an adverse effect on our earnings or assets when Canadian or local currencies are exchanged for United States dollars. We do not have any foreign currency derivative instruments outstanding at December 31, 2012. Losses and gains resulting from the translation of revenue and expenses denominated in foreign currencies into United States dollars have been included in our results of operations.

For the year ended December 31, 2012, we had a foreign exchange loss of $28,000 compared to $32,000 for the year ended December 31, 2011 and to foreign exchange gain $190,000 for the year ended December 31, 2010.

ITEM 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None

ITEM 14.	Material Modifications to the Rights to Security Holders and Use of Proceeds

None

ITEM 15.	Controls and Procedures

15-A.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”) and Canadian securities laws, the Company carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012, the latest completed fiscal year. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in reports that the Company files or submits under the Exchange Act and Canadian securities laws is recorded, processed, summarized and reported as and when required and that it is accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

15-B.	Management’s Report on Internal Control over Financial Reporting

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, we used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to identify any material weaknesses with respect to our internal control over financial reporting as of December 31, 2012. A material weakness in internal controls over financial reporting is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Based on this assessment, management concluded that internal control over financial reporting is effective, as of December 31, 2012.

15-C.	Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm under confirming rules of the Securities and Exchange Commission adopted pursuant to the 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act.

15-D.	Changes in Internal Control over Financial Reporting

During the year ended December 31, 2012, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.	Audit Committee Financial Expert

Messrs. Eidinger, Milavsky and Tardif, all of whom are non-management directors currently comprise the Audit Committee. Mr. Milavsky is Chairman of the Audit Committee.

Mr. Milavsky has twenty years of corporate finance experience and is currently Senior Advisor of Canterbury Park Capital and Co-Founder of The Black Box Institute. Prior to Canterbury, he was Associate Director of Corporate Finance with CIBC Limited, Investment Banker with James D. Wolfensohn Incorporated, Senior Vice President and Director with Rothschild Canada, Chief Executive of Rothschild Quantico Capital, Managing Director and Group Head of Scotiabank Private Equity Investments. The Board has determined that Mr. Milavsky of the Audit Committee meets the requirements of an “audit committee financial expert”, as defined in Item 16A of Form 20-F.

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

ITEM 16C.	Principal Accountant Fees and Services

KPMG LLP served as our auditors for the fiscal years ended December 31, 2012, December 31, 2011, and December 31, 2010. The only fees paid to KPMG LLP were Audit Fees.

Audit Fees

KPMG LLP billed Cdn$109,500 in fiscal 2012, ($109,500in fiscal 2011, $113,000 in fiscal 2010) for professional services rendered for the audit of the Annual Consolidated Financial Statements and services that are normally provided in connection with statutory and regulatory filings.

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

Audit Committee Pre-Approval Policies

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by KPMG LLP. Any services provided by KPMG LLP that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

None

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

ITEM 16F.	Change in Registrant’s Certifying Accountant.

Not Applicable.

ITEM16G.	Corporate Governance.

Not Applicable.

ITEM 16H.	Mine Safety Disclosure.

Not Applicable.

PART III

ITEM 17.	Financial Statements

Not Applicable.

ITEM 18.	Financial Statements

Our financial statements have been prepared in accordance with United States generally accepted accounting principals (U.S. GAAP).

Reference is made to our consolidated financial statements and related footnotes attached as an exhibit to this Report.

ITEM 19.	Exhibits

Financial Statements:

•	KPMG LLP Auditors’ Report dated March 1, 2013

•	Consolidated Balance Sheets as at December 31, 2012 and December 31, 2011.

•	Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2012, 2011 and 2010.

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2012, 2011 and 2010.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010.

•	Notes to Consolidated Financial Statements.

Exhibits:

1.1	Certificate of Incorporation (1)
4.1	Form of Employment Agreement with Albert Wahbe (4)
4.2	Form of Settlement Agreement with AllOne, et al. (5)
4.3	Form of Software License Agreement with Johnson & Johnson Pharmaceutical Research & Development, L.L.C.
4.4	Form of Amendment of License and VAR Agreement (4)
4.5	Form of License Agreement with Mihealth Global Systems
4.6	Form of Reseller Agreement with Mihealth Global Systems
4.7	Form of Lease extension dated November 28, 2011 with Dorsay Development Corporation and 1666500 Ontario Inc.
8	List of Subsidiaries
11.1	Code of Business Conduct and Ethics. (1)
12.1	Certification of the Chief Executive Officer Pursuant to Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer Pursuant to Sarbanes-Oxley Act of 2002.
13.1	Certification of Periodic Financial Report Pursuant to Sarbanes-Oxley Act of 2002, U.S.C. Section 1350.
13.2	Certification of Periodic Financial Report Pursuant to Sarbanes-Oxley Act of 2002, U.S.C. Section 1350.
23.1	Consent of KPMG LLP.

(1)	Previously filed as an exhibit to the Company’s annual report on Form 20-F for the year ended December 31, 2006, and incorporated by reference herein.

(2)	Previously filed with on Form 6-K on September 15, 2008, and incorporated by reference herein.

(3)	Previously filed with our F-1 on July 31, 2006.

(4)	Previously filed with our as an exhibit to the Company’s annual report on Form 20-F for the year ended December 31, 2008, and incorporated by reference herein.

(5)	Previously filed as exhibit to the Company’s periodic report on Form 6-K on June 18, 2010, and incorporated by reference herein.

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, there unto duly authorized.

DIVERSINET CORP.

By:	/s/ Hon Pak
Hon Pak Chief Executive Officer

Dated: March 4, 2013

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

/s/ Hon Pak	/s/ David Hackett
Hon Pak, Chief Executive Officer March 1, 2013	David Hackett, Chief Financial Officer

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Diversinet Corp.

We have audited the accompanying consolidated balance sheets of Diversinet Corp. as of December 31, 2012 and December 31, 2011, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of Diversinet Corp’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diversinet Corp. as of December 31, 2012 and December 31, 2011, and the results of operations and its cash flows for each of the years in the three-year period ended December 31, 2012 in conformity with US generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant losses from operations and used significant amounts of cash in operating activities during 2012 and 2011 that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 1, 2013

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

As at December 31	2012	2011
Assets
Current assets:
Cash and cash equivalents	$3,162,316	$7,397,025
Accounts receivable, net (note 3(c))	135,497	287,155
Tax credit recoverable (note 2(g))	201,020	–
Prepaid expenses	65,972	64,252
Total current assets	3,564,805	7,748,432

Property and equipment, net (note 4)	162,434	207,301
Total assets	$3,727,239	$7,955,733

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$165,587	$217,539
Accrued liabilities (note 5)	331,164	281,011
Deferred revenue (note 13)	133,950	284,583
Total current liabilities	630,701	783,133

Shareholders’ equity:
Share capital:
Authorized:
—Unlimited common shares
Issued and outstanding:
43,496,847 (43,009,347 – 2011) —common shares (note 7)	85,907,548	85,848,861
Additional paid-in capital	20,001,774	19,755,623
Share purchase warrants (note 7)	26,373	39,318
Deficit	(101,318,436)	(96,950,481)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	3,096,538	7,172,600
Total liabilities and shareholders’ equity	$3,727,239	$7,955,733

Commitments and contingencies (note 11)
Basis of presentation (note 1)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Bret Jorgensen	/s/ Gregory Milavsky
Bret Jorgensen, Chairman	Gregory Milavsky, Director

DIVERSINET CORP.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(In United States dollars)

For the year ended December 31	2012	2011	2010
Revenues (notes 6, 10 and 13)	$1,514,639	$1,291,714	$4,931,834
Cost of revenues	140,256	104,600	22,860
Gross margin	1,374,383	1,187,114	4,908,974

Expenses:
Research and development	2,456,140	2,927,551	3,112,225
Sales and marketing	1,314,719	1,664,996	1,783,211
General and administrative	1,908,291	2,058,702	1,888,908
Depreciation	54.636	62,967	65,788
	5,733,786	6,714,216	6,850,132

Loss before the undernoted:	(4,359,403)	(5,527,102)	(1,941,158)

Foreign exchange gain (loss)	(28,120)	(31,662)	190,448
Interest income, net	19,568	22,169	57,277
Other income (note 6)		–	3,560,707
Net income (loss) for the year and comprehensive income (loss)	(4,367,955)	(5,536,595)	1,867,274

Basic and diluted earnings (loss) per share (note 8)	$(0.10)	$(0.13)	$0.04
Weighted average common shares outstanding	43,221,898	42,587,632	45,029,121
Weighted average fully diluted common shares outstanding	43,221,898	42,587,632	45,029,121

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.

Consolidated Statements of Shareholders’ Equity

(In United States dollars)

	Share Capital	Additional Paid-In Capital	Share Purchase Warrants	Deficit	Cumulative Translation Adjustment	Shareholders’ Equity
Balance December 31, 2010	85,583,198	19,346,409	21,242	(91,413,886)	(1,520,721)	12,016,242
Net loss				(5,536,595)		(5,536,595)
Shares issued for services	265,663		18,076			283,739
Compensation expense		409,214				409,214
Balance December 31, 2011	85,848,861	19,755,623	39,318	(96,950,481)	(1,520,721)	7,172,600
Net loss				(4,367,955)		(4,367,955)
Shares issued for services	58,687					58,687
Compensation expense		233,206				233,206
Warrants cancelled		12,945	(12,945)			–
Balance December 31, 2012	$85,907,548	$20,001,774	$26,373	$(101,318,436)	$(1,520,721)	$3,096,538

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

For the year ended December 31	2012	2011	2010

Cash provided by (used in):

Operating activities:
Net income (loss) for the year	$(4,367,955)	$(5,536,595)	$1,867,274
Items not involving cash:
Depreciation	54,636	62,967	65,788
Foreign exchange gain	(10,987)	(31,699)	(167,297)
Other income	–	–	(3,060,707)
Stock-based compensation expense	291,893	669,952	658,991
Changes in non-cash working capital:
Accounts receivable	151,658	(212,005)	4,567
Tax credit recoverable	(201,020)	–	–
Prepaid expenses	(1,720)	(11,479)	(17,591)
Accounts payable	(51,952)	74,286	(5,278)
Accrued liabilities	50,152	(258,982)	266,738
Deferred revenue	(150,633)	239,416	(88,833)
Cash used in operations	(4,235,927)	(5,004,139)	(476,348)

Financing activities:
Issue of common shares for cash	–	–	128,604
Cash provided by financing activities	–	–	128,604

Investing activities:
Purchase of property and equipment	(9,769)	(89,285)	(28,645)
Cash used in investing activities	(9,769)	(89,285)	(28,645)

Foreign exchange gain on cash held in foreign currency	10,987	31,699	167,297

Net decrease in cash and cash equivalents	(4,234,709)	(5,061,725)	(209,092)

Cash and cash equivalents, beginning of year	7,397,025	12,458,750	12,667,842

Cash and cash equivalents, end of year	$3,162,316	$7,397,025	$12,458,750

Supplemental cash flow information:
Interest received	19,568	22,169	57,277

Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees and Board (note 7)	58,687	265,663	284,750

Cash and cash equivalents is comprised of:
Cash	506,808	253,715	443,684
Cash equivalents	2,655,508	7,143,310	12,015,066
	$3,162,316	$7,397,025	$12,458,750

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.

Notes to Consolidated Financial Statements

(In United States dollars)

Years ended December 31, 2012, 2011, and 2010

Diversinet Corp. (“Company”), an Ontario corporation, develops, markets and distributes mobile security infrastructure solutions and professional services to the health services, financial services, and software security marketplaces.

1.	Basis of presentation:

These financial statements have been prepared on a going concern basis, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has not realized a sufficient level of sales of its product and services in recent years to support its operations and has incurred significant losses from operations and used significant amounts of cash in operating activities during 2012 and 2011. Management has forecasted that the Company’s current levels of cash and cash equivalents will likely not be sufficient to fund operating activities and other commitments for more than the next 12 months without obtaining additional financing. The Company is considering pursuing additional financing and other strategic alternatives. There can be no assurance that financing will be available as necessary, or if financing is available, that it will be available on terms acceptable to the Company. As a result of the foregoing, there is a substantial doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they become due.

These consolidated financial statements do not reflect the adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and settle its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements. Such adjustments could be material.

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

Effective January 1, 2012 and applied retrospectively, the Company adopted issued Accounting Standards Update No. 2011-05, “Comprehensive Income” (ASC Topic 220) - Presentation of Comprehensive Income (ASU 2011-05). ASU 2011-05, requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. The application of this standard did not have an impact to the Company’s financial statements.

Effective January 1, 2012 and applied prospectively, the Company adopted, Accounting Standards Update No. 2011-04, “Fair Value Measurement (ASC Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards” (ASU 2011-04). ASU 2011-04 provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. The application of this standard did not have an impact on the Company’s financial statements.

(c)	Changes in accounting policies not yet adopted:

In February 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2012-13, "Other Comprehensive Income (Topic 220) (“ASU 2012-13”), which superseded and replaced the presentation requirements for reclassifications out of accumulated other comprehensive income in ASU 2011-05 and 2011-12 for all public and private organizations. The amendments of ASU 2012-13 require an entity to provide additional information about reclassifications out of accumulated other comprehensives income by component. ASU 2013-12 is effective for the Company in our first quarter of Fiscal 2013 and will be applied retrospectively for comparative periods presented. We do not expect the adoption of ASU 2012-13 to have a significant impact on our consolidated financial statements.

In December 2011, the FASB issued Accounting Standards Update No. 2011-11, "Disclosures About Offsetting Assets and Liabilities" (ASU 2011-11), which creates new disclosure requirements about the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The purpose of ASU 2011-11 is to create a converged offsetting model that would eliminate a significant quantitative difference between balance sheets prepared under U.S. GAAP and IFRS. ASU 2011-11 is effective for us in our first quarter of Fiscal 2014 and will be applied retrospectively for comparative periods presented. We are currently evaluating the impact of our pending adoption of ASU 2011-11 on our consolidated financial statements.

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

(i) License revenue:

We recognize revenues in accordance with ASC Topic 985-605, “Software Revenue Recognition”. We record product revenues from software licenses and products when persuasive evidence of an arrangement exists, the software product has been shipped, there are no significant uncertainties surrounding product acceptance by the customer, the fees are fixed and determinable, and collection is considered probable. We use the residual method to recognize revenues on delivered elements when a license agreement includes one or more elements to be delivered at a future date if evidence of the fair value of all undelivered elements exists. If an undelivered element for the arrangement exists under the license arrangement, revenues related to the undelivered element is deferred based on vendor specific objective evidence (“VSOE”) of the fair value of the undelivered element. Our multiple-element sales arrangements include arrangements where software licenses and the associated post contract customer support (PCS) are sold together. We have established VSOE of the fair value of the undelivered PCS element based on the contracted price for renewal PCS included in the original multiple element sales arrangement, as substantiated by contractual terms and our significant PCS renewal experience. Our multiple element sales arrangements generally include irrevocable rights for the customer to renew PCS after the bundled term ends. The customer is not subject to any economic or other penalty for failure to renew. Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms. It is our experience that customers generally exercise their renewal PCS option. In the renewal transaction, PCS is sold on a stand-alone basis to the licensees one year or more after the original multiple element sales arrangement. The exercised renewal PCS price is consistent with the renewal price in the original multiple element sales arrangement. If VSOE of fair value does not exist for all undelivered elements, all revenues are deferred until sufficient evidence exists or all elements have been delivered. Our sales arrangements generally include standard payment terms. These terms effectively relate to all customers, products, and arrangements regardless of customer type, product mix or arrangement size.

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

(ii) Service revenue:

Typically, software license agreements are multiple element arrangements as they also include consulting, related maintenance and/or implementation services fees. Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangements. The Company’s software products are generally fully functional upon delivery and implementation and do not require any significant modification or alteration for customer use. Customers generally purchase consulting services to facilitate the adoption of the Company’s technology and may contract with the Company to have dedicated personnel to participate in the services being performed, but the customer may also decide to use their own resources or appoint other professional service organizations to provide these services.

Typically the entire arrangement fee is allocated to each element in the arrangement based on the respective VSOE of the fair value of each element. VSOE used in determining the fair value of license revenue is based on the price charged by the Company when the same element is sold in similar quantities to a customer of similar size and nature. VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete the task. VSOE used in determining the fair value of maintenance and technical support is based on annual renewal rates. The revenue allocable to the software license is recognized when the product revenue criteria are met. The revenue allocable to the consulting services is recognized as the services are performed. In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes. For arrangements containing multiple elements wherein VSOE of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until VSOE of fair value exists or all elements have been delivered.

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

The Company is eligible for non-refundable tax credits under the Scientific Research and Experimental Development (“SRED”) program in Canada. Under this federal program, the Company is only eligible to claim a non-refundable investment tax credit (“ITC”), which can be offset against taxes payable at such time that the Company has an income tax liability. The Company is also eligible for refundable tax credits under the Ontario Innovation Tax Credit (“OITC”) program. Based on historical evidence of collection of amounts claimed as filed, Management has determined that there is reasonable assurance in this period and going forward that these OITC’s will be recoverable as filed, and accordingly, the Company has recorded a tax credit recoverable for 2012 of $201,020 (2011 - $nil) related to expenditures incurred in this fiscal year, with a corresponding reduction to the related research and development expenses that were incurred to earn the tax credit. Furthermore, in 2012, the Company reduced research and development expenses by $207,000 (2011 - $205,000, 2010 - $208,000) for refunds received during the year in relation to the prior year’s scientific research and development claims.

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

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Transactions in foreign currencies are translated into United States dollars at the approximate rates prevailing at the dates of the transactions. Foreign exchange gains and losses are included in the net income (loss) for the period.

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

(m)	Share-based compensation:

Share-based compensation cost is measured on the grant date, based on the fair value of the award. Share-based payment awards with graded vesting are treated as a single award when estimating fair value. Compensation cost is recognized on a straight-line basis over the employee requisite service period, which is the stated vesting period of the award, provided that total compensation cost recognized at least equals the pro rata value of the award that has vested. Compensation cost is initially based on the estimated number of options for which the requisite service is expected to be rendered and is subsequently adjusted to the actual amounts incurred.

(n)	Measurement uncertainty:

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the period. The Company bases estimates on historical experience and on various other assumptions that are considered reasonable at that time, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, income tax credits, income tax valuation allowance, share-based compensation, the useful lives of depreciable assets, and the recoverability of property and equipment. Actual results could differ from those estimates.

3.	Financial instruments:

a) For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to the relatively short periods to maturity of these financial instruments. Classification of the Company’s financial instruments are as follows:

	2012	2011
Financial assets:
Held for trading, measured at fair value:
Cash and cash equivalents	$3,162,316	$7,397,025

Loans and receivables measured at amortized cost:
Accounts receivable	$135,497	$287,155

Financial liabilities, measured at amortized cost:
Accounts payable	165,587	217,539
Accrued liabilities	331,164	281,011
	$496,751	$498,550

The Company had neither available for sale, nor held to maturity financial instruments during the periods ended December 31, 2012 or 2011.

b) Investment income: The Company has recorded investment income in relation to the following financial instruments:

	2012	2011	2010
Financial assets held for trading:
Interest income earned on cash and cash equivalents	$19,568	$22,169	$57,277
	$19,568	$22,169	$57,277

(c) Accounts receivable: The Company’s accounts receivable is comprised of the following:

	2012	2011
Trade receivables	$135,497	$287,155
Allowance for doubtful accounts	–	–
	$135,497	$287,155

4.	Property and equipment, net:

December 31, 2012	Cost	Accumulated depreciation	Net book value
Computer hardware	1,193,605	1,132,519	61,086
Computer software	525,623	510,626	14,997
Furniture and fixtures	316,870	231,880	84,990
Leasehold improvements	38,374	37,013	1,361
	$2,074,472	$1,912,038	$162,434

December 31, 2011	Cost	Accumulated depreciation	Net book value
Computer hardware	$1,183,836	$1,108,432	$75,404
Computer software	525,623	504,198	21,425
Furniture and fixtures	316,870	210,633	106,237
Leasehold improvements	38,374	34,139	4,235
	$2,064,703	$1,857,402	$207,301

Depreciation expense for the year ended December 31, 2012 amounted to $54,636 (2011 - $62,967).

5.	Accrued liabilities:

	2012	2011
Compensation	$157,909	$144,574
Professional fees	92,077	76,727
Miscellaneous	81,178	59,710
	$331,164	$281,011

6.	AllOne Mobile Corporation settlement agreement:

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

During January 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the Agreement upon payment of $3,000,000 to Diversinet. On June 17, 2010, the parties entered into a Settlement and Mutual Release Agreement whereby the 2008 Agreement was terminated and AllOne paid Diversinet $4,000,000 and HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation. The Company recognized $3,500,000 as revenues in Q2 2010 as it related to products and services delivered prior to the termination date. The difference between the fair value of total consideration received of $7,060,707 and the amount recognized as revenue was recognized as other income (being $500,000 in cash and $3,060,707 relating to the return of 6,956,152 Diversinet common shares by HSA). In calculating the value of the consideration received, the Company valued the returned common shares using the closing price of the Company’s shares on the day immediately prior to the date of the Settlement Agreement.

7.	Share capital, warrants and common share purchase options and redeemable common shares:

There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding common shares and warrants:

	Compensation warrants (1)		Common shares
	Number	Amount	Number	Amount
Balance December 31, 2010	280,000	$21,242	42,285,171	$85,583,198
Professional services (a)	–	18,076	–	–
Board compensation (b)	–	–	374,176	134,663
Employee bonus (c)	–	–	50,000	23,000
Shares issued (d)	–	–	300,000	108,000
Balance December 31, 2011	280,000	$39,318	43,009,347	$85,848,861
Board compensation (b)	–	–	412,500	43,687
Shares issued (d)	–	–	75,000	15,000
Warrants expired	(70,000)	(12,945)	–	–
Balance December 31, 2012	210,000	$26,373	43,496,847	$85,907,548

(1) These compensation warrants exclude the options issued under our share option plan (note 12).

Shares issued for other than cash consideration are valued at their market price at the date of agreement for issuance.

(a)	Professional services:

On September 15, 2009 the Company entered into an agreement for public relation services. In consideration for the services to be rendered in accordance with the agreement, warrants to purchase up to 70,000 common shares at $1.00 were issued with equal vesting quarterly for one year. These warrants expired on March 14, 2012. Furthermore, warrants to purchase up to 100,000 common shares at $1.00 were issued with vesting dependent upon achieving certain performance criteria. On October 15, 2010 the Company renewed the agreement, issuing additional warrants to purchase up to 50,000 common shares at $0.75 and up to 60,000 common shares at $1.00 with quarterly vesting over one year. The performance warrants are fair valued each reporting period until performance is complete. The fair value of all other equity-based warrants are measured and recorded on the date that the performance required to earn the awards is complete which in the case of these awards coincides with the contractual vesting dates of the awards.

(b)

Each quarter the Company issues common shares to each non-management board member in lieu of cash compensation. The share compensation recorded is based on the Company’s common share price on the grant date which is on or about the last day of the quarter.

(c)	During 2011 common shares were issued to an employee in lieu of cash bonuses. The share compensation is based on the Company’s common share price on or about the last day prior to the date of grant.

(d)

On April 2, 2008, the Company entered into a three year employment agreement with the Company’s former Chief Executive Officer, which was renewed for a further one year period in April 2011. Compensation expenses associated with this agreement were settled through the issuance of up to 300,000 common shares annually. Share compensation during the 2010 and 2011 was $136,500 and $108,000, respectively, representing the issuance of 300,000 common shares. Share compensation during the 2012 was $15,000 representing the issuance of 75,000 common shares. The share compensation is based on the Company’s common share price on the date the common shares are granted.

The following table summarizes information about warrants outstanding at December 31, 2012:

Range of exercise price	Warrants outstanding	Number exercisable	Weighted average remaining contractual life – years
$0.75 - $1.00	210,000	110,000	0.28
	210,000	110,000	0.28

8.	Basic and diluted earnings (loss) per share:

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

The following table sets forth the computation of basic and diluted net income (loss) per share:

	2012	2011	2010
Numerator:
Net income (loss) available to common shareholders	$(4,367,955)	$(5,536,595)	$1,867,274

Denominator:
Weighted average shares: basic	43,221,898	42,587,632	45,029,121
Effect of outstanding stock options and warrants	–	–	–
Weighted average shares: fully diluted	43,221.898	42,587,632	45,029,121

Net income (loss) per share: basic and fully diluted	(0.10)	(0.13)	0.04

For the years ended December 31, 2012 and 2011, the weighted average shares used to calculate basic and dilutive earnings per share were the same as the warrants and options outstanding were anti-dilutive.

9.	Income taxes:

Total income tax expense varies from the amounts that would be computed by applying the statutory rate to income (loss) before taxes for the following reasons:

	2012	2011	2010
Statutory income tax rate	26.50%	28.25%	31%
Income tax expense (recovery) on income (loss) before income taxes	$(1,157,509)	$(1,564,088)	$578,855
Increase (decrease) in income taxes resulting from:
Change in tax rate	(796,415)	155,286	(167,190)
Permanent differences	79,327	226,807	191,541
Provision to return true-ups	25,786	-	(355,640)
	(1,848,811)	(1,181,995)	247,566
Change in valuation allowance	1,848,811	1,181,995	(247,566)
	$–	$–	$–

The tax effects of significant temporary differences representing future tax assets are as follows:

Deferred tax assets:	2012	2011	2010
Operating loss carryforwards	$5,915,633	$4,962,192	$4,099,392
Capital loss carryforwards	242,555	230,443	230,443
Share issue costs	-	1,722	1,722
Research and development costs	4,670,407	4,139,600	3,867,819
Property and equipment, accounting basis less than tax basis	5,836,513	5,482,340	5,434,926
	$16,665,108	$14,816,297	$13,634,302
Valuation allowance	(16,665,108)	(14,816,297)	(13,634,302)
Net deferred tax assets	$–	$–	$–

The increase in valuation allowance of $1,848,811 relates to non-recognition of the benefit of the current year loss and of an increase in the value of tax attributes due to a change in tax rates. The 2011 year’s increase in valuation allowance of $1,181,995 comprises an increase of $1,181,995 related primarily to non-recognition of the benefits associated with the 2011 losses offset by charges in tax rates and the 2010 year’s reduction in valuation allowance of $247,566 comprises an increase of $355,640 relating to provision to tax return true-up items offset by the application of non-capital loss carryforwards, the benefit of which had not been previously recognized in the amount of $696,625.

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

At December 31, 2012, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $16,508,049 These losses expire in the following fiscal years:

2014	2,805,442
2015	4,080,632
2026	2,033,600
2027	1,293,038
2031	3,450,387
2032	2,844,950
$ 16,508,049

The Company also has non-capital losses available for carryforward for United States income tax purposes amounting to $3,891,000 expiring between 2018 and 2031.

10.	Segmented information:

The Company operates in a single reportable operating segment. This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services. As at December 31, 2012, 98% (2011 - 98%, 2010 - 100%) of the property and equipment were located in Canada.

A summary of sales to major customers that exceeded 10% of total sales and the approximate amount due from these customers during each of the years in the three-year period ended December 31, 2012 are as follows:

	Sales			Accounts Receivable
	2012	2011	2010	2012	2011
Customer 1	48%	39%	–	–	–
Customer 2	15%	12%	–	85,650	15,884
Customer 3	15%	–	–	–	–
Customer 4	–	31%	–	30,000	254,125
Customer 5	–	–	76%	–	–
Customer 6	–	–	21%	–	–

Revenues attributable to geographic location based on the location of the customer during each of the years in the three-year period ended December 31, 2012 are as follows:

Sales:	2012	2011	2010
United States	$683,316	$685,351	$4,826,334
Canada	732,125	504,831	1,000
Asia	99,198	101,532	104,000
Other	–	–	500
	$1,514,639	$1,291,714	$4,931,834

During each of the years in the three-year period ended December 31, 2012 revenue is attributable as follows:

Sales:	2012	2011	2010
Consulting services	$706,784	$437,904	$170,850
Licensing	807,855	853,810	4,760,984
	$1,514,639	$1,291,714	$4,931,834

11.	Commitments and contingencies:

Lease commitments:

Total future minimum lease payments including operating costs are as follows:

2013	290,259
2014	336,446
2015	303,646
2016	304,730
2017	89,490
$1,324,571

Rental expense was $334,798 for the year ended December 31, 2012 (2011 - $288,740, 2010 - $231,044).

12.	Share option plan:

The Company grants options to certain employees, officers, directors and consultants under a share option plan (“Plan”), enabling them to purchase common shares of the Company. The exercise price of an option under the Plan may not be less than the current market price of common shares on the day immediately proceeding the day the share option was granted. The Plan provides that the number of common shares reserved for issuance under the Plan shall not exceed 8,984,363 common shares (being 10,958,476 options reserved for issuance less 1,974,113 exercised to date). As at December 31, 2012, the number of common shares available for future grants of stock options amounts to 2,000,501.

Assumptions used when valuing the options and warrants at their date of grant using the Black-Scholes option pricing model include: risk-free interest rate of 1.63% (2011 – 1.85%, 2010 – 2.27%), weighted average expected life of five years, expected dividend yield of 0% and average volatility of 131% (2011 – 114%, 2010 – 154%).

The following table summarizes information about stock options outstanding at December 31, 2012:

Options outstanding				Options vested
Range of exercise price	Number outstanding	Weighted average remaining contractual life – years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.09 – $0.18	2,118,562	4.46	$0.11	722,475	$0.13
$0.22 – $0.49	2,659,675	3.26	0.38	1,088,275	0.46
$0.50 – $0.71	2,205,625	0.32	0.57	2,205,625	0.57
	6,983,862	2.70	$0.36	4,016,375	$0.46

Changes for the stock option plan during the years ended December 31 are as follows:

	Year ended 2012		Year ended 2011
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	5,952,701	$0.55	5,184,813	$0.58
Options granted	3,673,762	0.17	1,660,757	0.42
Options exercised	–	–	–	–
Options forfeited and expired	(2,642,601)	0.52	(892,869)	0.32
Options outstanding, end of year	6,983,862	0.36	5,952,701	0.55
Options exercisable, end of year	4,016,375	0.46	3,822,758	0.59
Weighted average fair value of options granted during the year		$0.08		$0.32

During the year ended December 31, 2012, the Company recorded stock-based compensation expense of $291,893 (2011 - $669,952; 2010 - $658,991) related to stock options and common shares granted to employees, officers, directors and consultants.

The Company’s unvested share based payment awards consist of stock options granted under the stock options plan. The value of each unvested award is calculated using the fair value of the stock options on the grant date. The following table summarizes information about unvested stock options outstanding at December 31, 2012:

	Number of shares	Weighted average exercise price
Unvested options outstanding beginning of year	2,129,943	$0.47
Options granted	3,673,762	0.17
Options vested	(1,885,366)	0.35
Options forfeited	(950,852)	0.30
Unvested options outstanding end of year	2,967,487	$0.21
Weighted average grant date fair value of unvested options, end of year		$0.08

The weighted average fair value of options granted during 2012 was $0.08 (2011 - $0.32). As of December 31, 2012, there was $278,000 of unrecognized compensation cost related to Company’s stock options that is expected to be recognized over a period of 2.4 years.

13.	Related party transactions:

In April 2011, Mr. Wahbe entered into a one year employment agreement to continue to serve as Chief Executive Officer. Mr. Wahbe’s compensation consisted of salary of up to Cdn$450,000 and was payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to Cdn$300,000 and was payable through the issuance of up to 200,000 Diversinet common shares annually as determined by our Board of Directors. Mr. Wahbe was also entitled to reimbursement of up to Cdn$6,000 per month in expenses. In 2012 Mr. Wahbe received 75,000 common shares and Cdn$18,000 in compensation as CEO. In 2011 Mr. Wahbe received 300,000 common shares and Cdn$72,000 in compensation as CEO. In December 2011, Mr. Wahbe entered into a termination agreement whereby we paid his salary and expenses until March 2012. Furthermore in April 2008, Mr. Wahbe received options to purchase up to an aggregate of 1,500,000 common shares at $0.55 per share, which options vest annually in arrears over a four year period ending in 2012. As of December 31, 2012, Albert Wahbe owns 9,187,500 common shares and 1,500,000 options, representing approximately 23.8% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

In May 2011, the Company appointed Mr. Alan Portela, CEO of Airstrip Operations, LLC. (“Airstrip”), to the Company’s board of directors. The consulting firm founded by Mr. Portela, Hybrid Clinical Transformation LLC (“Hybrid”), had been retained by Diversinet to provide sales and business development services until April 2012. During 2012 and 2011, the Company paid Hybrid $40,000 and $70,000, respectively. The Company has transacted these services at the exchange amount. In November 2012, the Company entered into a licensing arrangement with Airstrip licensed our MobiSecure mobile security SDK product. The terms of the arrangement are similar to those entered into with arm’s length parties. The Company is recognizing the revenue associated with this arrangement on a cash basis. As at and for the year ended December 31, 2012 the Company recorded deferred revenue of $45,000 and revenue of $30,000 with Airstrip.

In December 2011, we appointed Dr. Hon Pak, as interim Chief Executive Officer. The consulting firm founded by Dr. Pak, HSP Consulting (“HSP”) was retained by Diversinet to provide Dr. Pak’s services until February 10, 2012 when he became CEO. In 2011, options to purchase 300,000 common shares at $0.18 per share, vesting equally in December 2011, June 2012 and December 2012 were granted to Dr. Pak upon his appointment to the position of interim CEO. In September 2011, options to purchase 50,000 common shares at $0.41 per share, vesting in accordance with the Plan were granted to Dr. Pak upon his appointment to the Advisory Board. Having transitioned from a consultant to an employee, the Company has adjusted the option accounting accordingly. Dr. Pak, as part of his employment agreement in February 2012, received an additional 1,400,000 options under the share option plan which was approved by shareholders in June 2012. During 2012 and 2011, the Company paid HSP $42000 and $39,000, respectively. The Company has transacted these services at the exchange amount.

In July 2012, we appointed Bret Jorgensen to the Company’s board of directors and chairman. The consulting firm founded by Mr. Jorgensen, Jorgensen Advisory Services (“JAS”), has been retained by Diversinet to provide certain business advisory services. Under the agreement options were granted to purchase 863,562 common shares at $0.09 per share, vesting 25% on the date of grant and the remaining 75% quarterly in arrears over two years in accordance with the share option plan. During the 2012 and 2011, the Company paid JAS $90,000 and $0, respectively. The Company has transacted these services at the exchange amount.

14.	Capital risk management:

The Company manages its capital to maintain its ability to continue as a going concern. The capital structure of the Company consists of cash and cash equivalents and equity comprised of issued capital, additional paid-in capital, share purchase warrants and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company’s primary objective with respect to its capital management is to ensure it has sufficient cash resources to pursue its commercialization efforts and maintain its ongoing operations. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues, or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2012.

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

b) Credit risk: Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises from the Company’s accounts receivables and cash and cash equivalents. The carrying amount of financial assets represents the maximum credit exposure. Our customer base is limited to a few large health service enterprises, financial services and security providers. As a result, we often maintain individually significant receivable balances due from them. The majority of the Company’s customers are located in the U.S. and Canada with the remaining located in Asia. At December 31, 2012 the accounts receivable balance was $135,497 (2011 - $287,155).

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

(i) Interest rate risk: Based on management’s knowledge and experience of the financial markets, management does not believe that the Company’s current financial instruments will be affected by interest rate risk. Interest rate risk is remote as interest rates on the Company’s cash equivalents are fixed with and the maturity dates of these instruments are less than 90 days. A change of 1% in interest rates at December 31, 2012 would not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments held.

(ii) Currency risk: The Company operates internationally with the U.S. dollar as its functional currency and therefore is exposed to foreign exchange risk from various currencies, primarily Canadian dollars. Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies. The Company's main objective in managing its foreign exchange risk is to maintain Canadian cash on hand to support Canadian forecasted obligations and cash flows. To achieve this objective the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held. During fiscal 2012 and 2011 the Company maintained a portion of its cash resources in both U.S. and Canadian dollar cash and cash equivalents. The Company does not have any foreign currency derivative instruments outstanding at December 31, 2012.

Balances in foreign currencies at December 31, 2012 are as follows:	Canadian Dollars
Cash and cash equivalents	$187,615
Accounts payable and accrued liabilities	$338,537

Fluctuations in the Canadian dollar exchange rate could have a potentially significant impact on the Company's results from operations. However, they would not impair or enhance the ability of the Company to pay its foreign currency-denominated expenses as such items would be similarly affected.

e) Fair value of financial instruments: The fair values of accounts receivable,, accounts payable and accrued liabilities approximate their carry amounts due to the relatively short periods to maturity of these financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The Company’s fair values of financial instruments that are carried at fair value on the consolidated balance sheets are at the quoted market price which is measured at fair value using Level 1 in the fair value hierarchy. There were no financial instruments categorized in Level 2 or 3 measurements (valuation technique using observable market inputs or valuation technique using non-observable market inputs) as at December 31, 2012 and 2011.